Form 20-F
period 2002-12-31
FIAT S P A
filed 2003-06-30
CIK 842317

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2002

1-10108
(Commission file number)
FIAT S.p.A.
(Exact name of registrant as specified in its charter)
FIAT S.p.A.
(Translation of registrant’s name into English)
Italy
(Jurisdiction of incorporation or organization)
Via Nizza 250, Turin, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

Ordinary American Depositary Shares	New York Stock Exchange
Ordinary shares with a par value of €5 each*	New York Stock Exchange
Preference American Depositary Shares	New York Stock Exchange
Preference shares with a par value of €5 each*	New York Stock Exchange
Savings American Depositary Shares	New York Stock Exchange
Savings shares with a par value of €5 each*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

433,220,490 ordinary shares, 103,292,310
preference shares and 79,912,800 savings shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No	☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☑

•      Not for trading, but only in connection with the registration of the American Depositary Shares.

Accounting Principles and Reporting Currency
Cautionary Statement Regarding Forward-Looking Information
PART I
Item 1. Identity of Directors, Senior Management and Advisors
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
THE FIAT GROUP
SELECTED FINANCIAL DATA
RISK FACTORS
Item 4. Information on the Company
INTRODUCTION
HISTORICAL OVERVIEW
SECTORS
Automobiles
Agricultural and Construction Equipment
Commercial Vehicles
Ferrari
Components
Production Systems
Metallurgical Products
Aviation
Insurance
Services
Publishing and Communications
Other Companies
SUPPLY OF RAW MATERIALS AND COMPONENTS
OPERATING ENVIRONMENT
The Republic of Italy
European Union
Emerging Markets
ENVIRONMENTAL AND OTHER REGULATORY MATTERS
RESEARCH AND DEVELOPMENT
DESCRIPTION OF PROPERTY
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Industrial and Financial Restructuring and Reorganization Initiatives
Results of Operations
2002 Compared with 2001
2001 Compared with 2000
Effect of Inflation
U.S. GAAP Reconciliation
Liquidity and Capital Resources
Future Liquidity and Capital Resources
Contractual Obligations
Research and Development
Trend Information
Concentrations of Credit Risk
Item 6. Directors, Senior Management and Employees
DIRECTORS
SENIOR MANAGEMENT
Board of Statutory Auditors
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
EMPLOYEES AND LABOR RELATIONS
Item 7. Major Stockholders and Related Party Transactions
DESCRIPTION OF CAPITAL STOCK
MAJOR STOCKHOLDERS
RELATED PARTY TRANSACTIONS
Item 8. Financial Information
CONSOLIDATED FINANCIAL STATEMENTS
OTHER FINANCIAL INFORMATION
Export Sales
Legal Proceedings
Dividend Policy
SIGNIFICANT CHANGES
Item 9. The Offer and Listing
TRADING MARKETS AND SHARE PRICES
Item 10. Additional Information
OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR ITS SUBSIDIARIES
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Risk Analysis
Foreign Exchange Rate Risk
Interest Rate Risk
Changes in Market Risk Exposure Compared to 2001
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. [Reserved]
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
BY-LAWS
LIST OF SUBSIDIARIES
CERTIFICATION

i

Item 6. Directors, Senior Management and Employees	82
DIRECTORS	82
SENIOR MANAGEMENT	90
Board of Statutory Auditors	94
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT	95
EMPLOYEES AND LABOR RELATIONS	97
Item 7. Major Stockholders and Related Party Transactions	100
DESCRIPTION OF CAPITAL STOCK	100
MAJOR STOCKHOLDERS	100
RELATED PARTY TRANSACTIONS	102
Item 8. Financial Information	103
CONSOLIDATED FINANCIAL STATEMENTS	103
OTHER FINANCIAL INFORMATION	103
Export Sales	103
Legal Proceedings	103
Dividend Policy	103
SIGNIFICANT CHANGES	104
Item 9. The Offer and Listing	104
TRADING MARKETS AND SHARE PRICES	104
Item 10. Additional Information	107
OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR ITS SUBSIDIARIES	107
Item 11. Quantitative and Qualitative Disclosures about Market Risk	124
Risk Analysis	125
Foreign Exchange Rate Risk	125
Interest Rate Risk	126
Changes in Market Risk Exposure Compared to 2001	127
Item 12. Description of Securities Other than Equity Securities	127
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	127
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	127
Item 15. Controls and Procedures	127
Item 16. [Reserved]	128
PART III
Item 17. Financial Statements	128
Item 18. Financial Statements	128
Item 19. Exhibits	129

Accounting Principles and Reporting Currency

     Beginning with the fiscal year ended December 31, 1999, Fiat S.p.A. (“Fiat” or the “Company”) has published its Consolidated Financial Statements in euros (“€”), the official common currency of twelve Member States of the European Union (the “EU”), including Italy. In this annual report, references to “dollars,” “U.S.$” or “$” are to United States dollars and references to “lire” or “Lit.” are to Italian lire. Amounts stated in dollars, unless otherwise indicated, have been translated from euros at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from euros at the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2002 (the last business day of 2002) of $1.0485 per €1.00. Such rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements included in Item 18 and dollar amounts used in this annual report may differ from the actual dollar amounts that were translated into euros in the preparation of such financial statements. For information regarding recent rates of exchange between euros and dollars and between Italian lire (the Fiat Group’s historical reporting currency) and dollars, see “Key Information—Selected Financial Data — Exchange Rates” in Item 3.

     Prior to January 1, 1999, the reporting currency of Fiat S.p.A. and its consolidated subsidiaries (the “Fiat Group” or “Group”) was Italian lire. To facilitate a comparison, all lire-denominated financial data for periods prior to January 1, 1999 included in this annual report have been restated from Italian lire to euros at the fixed rate as of December 31, 1998 of Lit. 1,936.27 = €1.00. The comparative balances for prior years now reported in euros depict the same trends as would have been presented had the Group continued to report such amounts in Italian lire. The Group’s financial data for periods prior to January 1, 1999 may not be comparable to that of other companies reporting in euros if those companies had restated from a reporting currency other than Italian lire.

     The financial statements in this annual report are based on financial information prepared in accordance with the requirements of Italian Legislative Decree 127/91, as interpreted and supplemented by the Italian accounting principles issued by the National Board of Dottori Commercialisti and of Ragioneri (Chartered Accountants) and, to the extent such requirements or principles are silent on particular issues and not at variance, by those standards laid down by the International Accounting Standards Board (I.A.S.B.) (such requirements, as so interpreted and supplemented, “Italian GAAP”). Such principles are described in “Form and content of the consolidated financial statements” and “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18. These principles differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 24 to the Consolidated Financial Statements included in Item 18.

Cautionary Statement Regarding Forward-Looking Information

     Except for the historical statements and discussions contained herein, statements contained in this annual report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “may”, “believe” and similar expressions or variations on such expressions.

     Any filing of the Group with the U.S. Securities and Exchange Commission may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Group, including statements concerning its future operating and financial performance, the Group’s share of new and existing markets, general industry and economic trends and the Group’s performance relative thereto, the Group’s expectations as to requirements for capital expenditures and regulatory matters. The Group’s outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to Fiat’s businesses rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors (many of which are outside the Group’s control) that could cause actual results to differ materially from such statements, including:

•	the many interrelated factors that affect consumer confidence and worldwide demand for automotive and automotive-related products;

•	factors affecting the agricultural machinery business, including commodities prices, weather patterns and governmental policies;

•	general economic conditions in each of the Group’s markets, as well as changes in the level of interest rates and exchange rates;

•	legal and regulatory developments, particularly those relating to automotive-related issues, agriculture, the environment, international trade and commerce and infrastructure development;

•	actions of competitors in the various industries and markets in which Fiat operates; and

•	production difficulties, which may arise from capacity and supply constraints, excess inventory levels, labor stoppages or slowdowns, political or civil unrest, military or terrorist action and other risks and uncertainties.

     The Group disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

THE FIAT GROUP

     The Fiat Group constitutes the largest private sector industrial group in Italy. The Group also has extensive operations in the rest of Europe and in other parts of the world.

     The Fiat Group is engaged principally in the manufacture and sale of automobiles, agricultural and construction equipment and commercial vehicles. The Group also manufactures other products and systems, principally components, metallurgical products and production systems. In addition, the Group is involved in other sectors, including insurance, aviation, publishing and communications and service operations. A detailed description of the Group’s business can be found in Item 4. “Information on the Company”.

     Fiat’s significant subsidiaries as of December 31, 2002 were:

•	Fiat Auto Holdings B.V. (“Fiat Auto Holdings”), a Dutch corporation that is the lead company of the automobiles sector, of which the Group holds approximately 90.0% of the voting shares;

•	CNH Global N.V. (“CNH”), a Dutch corporation that is the lead company of the agricultural and construction equipment sector, of which the Group holds 84.3% of the voting shares;

•	Iveco N.V. (“Iveco”), a wholly owned Dutch corporation that is the lead company of the commercial vehicles sector;

•	Ferrari S.p.A. (“Ferrari”), an Italian corporation that produces luxury sports cars, including those produced by Maserati S.p.A. (“Maserati”), which is wholly owned by Ferrari; the Group owns 56.0% of the voting shares of Ferrari, which began to operate as a separate sector in 2002;

•	Magneti Marelli Holding S.p.A. (“Magneti Marelli”), a wholly owned company that leads the components sector;

•	Comau B.V. (“Comau”), a wholly owned Dutch corporation that is the lead company of the production systems sector;

•	Teksid S.p.A. (“Teksid”), an Italian corporation that is the lead company of the metallurgical products sector, of which the Group holds 66.5% of the voting shares;

•	FiatAvio S.p.A. (“FiatAvio”), a wholly owned Italian corporation that is the lead company of the aviation sector;

•	Toro Assicurazioni S.p.A. (“Toro Assicurazioni”), a wholly owned Italian life and non-life insurance company that is the lead company of the insurance sector;

•	Itedi-Italiana Edizioni S.p.A. (“Itedi”), a wholly owned Italian corporation that is the lead company of the publishing and communications sector; and

•	Business Solutions S.p.A. (“Business Solutions”), a wholly owned Italian corporation that is the lead company of the services sector.

SELECTED FINANCIAL DATA

     The following selected consolidated financial data of the Fiat Group at December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been derived from the audited Consolidated Financial Statements included in Item 18. Financial data at December 31, 2000, 1999 and 1998, and for each of the years in the two-year period ended December 31, 1999, have been derived from the Group’s published Consolidated Financial Statements not included herein.

     The financial data at December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, should be read in conjunction with Item 5. “Operating and Financial Review and Prospects”, and are qualified in their entirety by reference to the audited Consolidated Financial Statements and Notes thereto included in Item 18.

     The Consolidated Financial Statements and the Notes thereto included in Item 18 have been prepared in accordance with the requirements of Italian GAAP. A further discussion of the accounting policies applied is included in the Notes to the Consolidated Financial Statements in Item 18. These principles differ in certain respects from U.S. GAAP. For an explanation and quantification of such differences, see Note 24 to the Consolidated Financial Statements included in Item 18.

     The following selected consolidated financial data also reflect certain changes in the structure of the Group during the years presented. See “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18. The most significant of these changes are:

•	CNH consolidated the construction equipment operations of Kobelco Construction Machinery America LLC as of January 1, 2002, following CNH’s acquisition of 65% of this company as part of its strategic alliance with Kobelco.

•	Iveco fully consolidated Irisbus, its former joint venture with the Renault Group, on a line-by-line basis effective January 1, 2002, following Iveco’s purchase of an additional 15% interest, thereby increasing its interest to 65%. Iveco acquired the remaining 35% of Irisbus from Renault in December 2002.

•	The data for 2002 also reflect the deconsolidation of the results of each of the following former Group units:

•	Teksid’s aluminum business unit, which was sold in September 2002 to a pool of investors comprising the Questor Management Company, JPMorgan Partners and another private equity group, and deconsolidated as of September 30, 2002;

•	Magneti Marelli’s aftermarket operations, which distributed spare parts for the components sector, which were sold in March 2002 to Concordia Finance S.A., a company owned 45% by RGZ Magneti Marelli S.p.A. (“RGZ”), 25% by Interbanca and 30% by Fiat, and deconsolidated as of January 1, 2002; and

•	Magneti Marelli Sistemi Elettronici S.p.A., the former automotive electronic systems unit of the components sector, which was sold to Mekfin in May 2002 and deconsolidated as of January 1, 2002.

•	In 2001, the insurance sector consolidated Lloyd Italico Assicurazioni S.p.A. and Lloyd Italico Vita S.p.A. following their acquisition by Toro Assicurazioni in April 2001, and also consolidated Augusta Assicurazioni S.p.A., effective as of January 1, 2002, which had previously been reported as one of the Group’s “Other Companies”.

•	Effective July 2001, the Fiat Group and other industrial and financial partners (including three Italian banks) formed Italenergia S.p.A. (“Italenergia”), a company that acquired control of the Italian energy companies Montedison S.p.A. and Edison S.p.A. through tender offers. Fiat’s investment, representing a 38.6% stake in Italenergia, was accounted for under the equity method. In June 2002, Fiat reduced its stake in Italenergia Bis S.p.A. (“Italenergia Bis”) (the new parent of Italenergia formed by Italenergia’s stockholders) to 24.6% in a transaction that is described in more detail in Item 4. “Information on the Company—Introduction—Strategies and programs”. Italenergia was merged into Edison in September 2002. Italenergia Bis currently controls 62.0% of Edison, which is an Italian listed company and Italy’s second-largest electricity company. Fiat continues to account for its reduced stake in Italenergia Bis under the equity method.

•	The data for 2001 also reflect the deconsolidation of the results of each of:

•	Fenice S.p.A., the services sector’s environmental and energy service company, which was deconsolidated effective July 1, 2001, as part of the transaction leading to the formation of Italenergia;

•	In June 2001, certain of Fiat Auto’s activities that were transferred to Fiat-GM Powertrain B.V., a 50-50 joint venture with General Motors Corporation (“General Motors”), operating in the powertrain and transmission sector; and

•	Magneti Marelli’s former climate control division, following its divestiture as of January 1, 2001.

•	As of January 1, 2000, Case Corporation (“Case”), which the Group acquired in November 1999, was consolidated on a line-by-line basis. The Group also consolidated on a line-by-line basis the full year 2000 results of the Fraikin Group, a leading French provider of long-term leasing services for commercial vehicles, which was acquired by Iveco in October 1999, and those of certain other entities acquired during the period. As of August 1, 2000, Fiat deconsolidated the Group’s former rolling stock and railway system sector, following the sale of 51% of Fiat Ferroviaria S.p.A. to the Alstom Group of France. The Group also deconsolidated Magneti Marelli’s former lubricants, mechanical components, and fuel systems divisions, for the period following their divestiture as of January 1, 2000 and Magneti Marelli’s former rearview mirror division, as of July 1, 2000.

•	On May 10, 1999, the Group completed the acquisition of the PICO (Progressive Tools & Industries Co.) Group (“PICO”), a leading U.S. manufacturer of body assembly systems for the automotive industry. The results of PICO have been consolidated on a line-by-line basis for all periods following the date of its acquisition.

•	In 1998, the Group sold substantially all of its controlling interest in SNIA BPD, the lead company of its former chemicals, fibers and bioengineering sector (amounting to

45.9% of the then-outstanding ordinary shares) through a public offering in Italy and an offering to qualified institutional investors outside of Italy.

STATEMENT OF OPERATIONS DATA

	Year ended December 31,

	2002	2002	2001	2000	1999	1998 (1)

	(in millions of	(in millions of euros except per share data)
	dollars except per share data)
Amounts in conformity with Italian GAAP:
Value of Production
Revenues from sales and services	$58,115	€55,427	€57,575	€57,603	€48,402	€45,755
Change in work in progress, semi-finished and finished product inventories	(856)	(816)	7	27	275	(154)
Change in contract work in progress	233	222	431	(48)	(279)	14
Additions to internally produced fixed assets	1,161	1,107	1,069	1,242	1,107	987
Other income and revenues	2,256	2,152	2,245	2,419	1,839	1,660

Total value of production	60,909	58,092	61,327	61,243	51,344	48,262

Operating income (loss)	(799)	(762)	318	855	788	746

Net income (loss)	(4,139)	(3,948)	(445)	664	353	621

Net income (loss) per share (basic and diluted)(2)	(6.98)	(6.66)	(0.84)	1.19	0.62	1.11
Approximate amounts in accordance with U.S. GAAP:
Net income (loss)	$(4,017)	€(3,832)	€(837)	€880	€31	€408

Approximate income (loss) per ordinary and preference share and ordinary and preference ADR (basic and diluted) (2)	$(7.09)	€(6.76)	€(1.56)	€1.58	€0.03	€0.72

Approximate income (loss) per savings share and savings ADR (basic and diluted) (2)	$(7.09)	€(6.76)	€(1.41)	€1.74	€0.19	€0.88

See notes on the following page.

BALANCE SHEET DATA

	At December 31,

	2002	2002	2001	2000	1999	1998 (3)

	(in millions of		(in millions of euros except per share data)
	dollars except		(shares outstanding in thousands)
	per share data)
Amounts in conformity with Italian GAAP:
Total assets	$97,008	€92,521	€100,749	€95,755	€79,873	€64,989

Total stockholders’ equity (3)	8,011	7,641	12,170	13,320	12,874	12,998

Capital stock	3,231	3,082	2,753	2,753	2,753	2,844
Dividends declared per share
Ordinary and preference	—	—	0.310	0.620	0.620	0.620
Savings	—	—	0.465	0.775	0.775	0.775
Shares outstanding (par value of €5 per share) (4)
Ordinary	433,220	433,220	367,400	367,400	367,400	367,400
Preference	103,292	103,292	103,292	103,292	103,292	103,292
Savings	79,913	79,913	79,913	79,913	79,913	79,913
Approximate amounts in accordance with U.S. GAAP:
Stockholders’ equity	7,019	6,694	11,223	13,514	13,323	13,689

(1)	Amounts for 1998 have been restated from Italian lire, the Group’s prior reporting currency, to euro, the Group’s current reporting currency, using the fixed exchange rate at December 31, 1998 of Lit. 1,936.27 = €1.00. See “Accounting Principles and Reporting Currency” above.

(2)	Approximate income (loss) per ordinary and preference share (and per ordinary and preference ADR) calculated in accordance with Italian GAAP and U.S. GAAP have been calculated in accordance with the provisions of IAS 33, “Earnings per Share” (“IAS 33”), and SFAS No. 128, “Earnings per Share” (“SFAS No. 128”), respectively, using the method for two-class ordinary shares and participating securities and are based on the weighted average number of ordinary, preference and savings shares outstanding during each year. Both SFAS No. 128 and IAS 33 require the presentation of both basic and diluted earnings per share. Due to the limited number of stock options outstanding and to the level of the stock market price of Fiat shares during the year ended December 31, 2000, the dilutive effect of stock options calculated using the treasury stock method has resulted in the amount of diluted earnings per share in that year equaling the amount of basic earnings per share. As a result of the net losses from continuing operations for the years ended December 31, 2002 and 2001, any calculation of diluted earnings per share would reduce the per-share loss. Therefore, for those years, diluted earnings per share is reported as equal to basic earnings per share.

(3)	Stockholders’ equity, calculated in conformity with Italian GAAP, is net of minority interest.

(4)	Adjusted to reflect the reverse stock split effected in 1999. See Item 7. “Major Stockholders and Related Party Transactions —Description of Capital Stock”.

     Exchange Rates. Fluctuations in the exchange rate between euros and dollars will affect the dollar equivalent of euro prices of shares listed on the Italian Stock Exchange and, as a result, are likely to affect the market price of Fiat’s American Depositary Receipts (“ADRs”) in the United States. Exchange rate fluctuations will also affect the dollar amounts received by holders of ADRs on the conversion into dollars by the depositary for the ADRs of any cash dividends declared and paid in lire or euros on the shares represented by the ADRs.

     The following table sets forth the Noon Buying Rate for euros expressed in dollars per euro rounded to the nearest one hundredth of a U.S. cent for the periods indicated. Amounts for 1998 (before the adoption of the euro) have been calculated based on the Noon Buying Rates for the Italian lira, converted into euros at the official fixed conversion rate of €1.00 = Lit.1,936.27 and expressed in dollars per euro.

Year:	High	Low	Average(1)	At Period End

1998			1.1147	1.1707
1999			1.0588	1.0070
2000			0.9207	0.9388
2001			0.8909	0.8901
2002			0.9495	1.0485
Month ending:
December 31, 2002	1.0485	0.9927
January 31, 2003	1.0861	1.0361
February 28, 2003	1.0875	1.0708
March 31, 2003	1.1062	1.0545
April 30, 2003	1.1180	1.0621
May 30, 2003	1.1200	1.1853

(1)	Average of the Noon Buying Rate for euros for the last business day of each month in the period.

The Noon Buying Rate for euros on June 25, 2003 was $1.1592 = €1.00 or $1.00 = €0.8627.

RISK FACTORS

Fiat’s future profitability and financial condition depends on the successful implementation of its restructuring initiative

     Fiat’s future operating and financial performance will depend in large part on the success of the restructuring initiatives undertaken to address its decline in sales, increased competition and loss of market share in the automotive market. In particular, the success of the restructuring initiatives underway at Fiat Auto will be crucial to the Group’s future profitability, which will be adversely affected if Fiat is unable to successfully complete its restructuring. Fiat recorded net losses of €3,948 million and €445 million in 2002 and 2001, respectively, as well as an operating loss of €342 million in the first quarter of 2003. In response to these challenging conditions, Fiat’s Board of Directors adopted the “Fiat Group Relaunch Plan” presented by Giuseppe Morchio, Fiat’s new chief executive officer, on June 26, 2003. The Relaunch Plan is focused on achieving significant improvements in the Group’s results over the period through 2006 through major investments in new products, research and development and the distribution network, as well as certain restructuring actions. The plan also provides for significant cost savings to be generated through reductions in materials and selling costs, further synergies from the Group’s industrial alliances and intra-sector cooperation, and the streamlining of the Group’s production facilities and overhead. See Item 4. “Information on the Company—Introduction—The Fiat Group Relaunch Plan” for additional information on the 2003 restructuring plan. One or more of the risks described herein could jeopardize Fiat’s ability to fully implement, or realize the benefits expected from, its restructuring initiatives.

Fiat’s businesses are affected by cyclical economic conditions

     The Fiat Group’s businesses depend upon general activity levels in its key industries, which historically have been highly cyclical. In addition, the Fiat Group generates a substantial portion of its revenues in Europe, and more particularly in Italy. Any event adversely affecting activity in the automotive industry, such as an economic downturn in a key market, an increase in energy prices, fluctuations in the prices of other commodities or raw materials or adverse shifts in sector-specific factors such as weather, interest rates, government policies (including environmental regulation) or infrastructure spending, could negatively affect the Fiat Group’s profitability and business prospects. The automobile market in Italy and the rest of Europe continued to weaken through much of 2002, and Fiat Auto has suffered further losses in its market share. The Fiat Group’s financial services businesses involve risks relating to changes in interest and inflation rates, consumer and dealer insolvency rates and the overall strength of the economies in which such businesses operate.

     The global economic downturn that started in 2001 continued in 2002, negatively impacting the Fiat Group’s profitability and its ability to implement its restructuring initiatives. Continued uncertainty surrounding potential terrorist attacks and any prolonged or expanded hostilities following the war in Iraq or any related worsening of global economic conditions would be likely to have a material adverse effect on consumer confidence and demand for the Fiat Group’s products, and therefore on the Fiat Group’s businesses, operating results and financial condition.

Fiat operates in highly competitive industries

     Approximately 85% of the Fiat Group’s net sales are made in the highly competitive worldwide automotive industry, which includes automobiles, commercial vehicles, agricultural and construction equipment and automotive-related products. Following the planned divestitures of FiatAvio and Toro Assicurazioni, this percentage will increase. The Fiat Group faces strong competition in Europe and Latin America from other international automobile manufacturers, and in Europe, North America and Latin America from global, regional and local agricultural and construction equipment manufacturers and suppliers of automotive-related products. The Fiat Group competes in these markets in terms of product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. The Fiat Group also faces strong competition in its other businesses.

Fiat faces intense price competition in the automobile and other sectors

     Competition, particularly with regard to price, has increased in response to the global economic downturn, with a negative impact on sales and margins at several of the Fiat Group’s operating sectors. In addition, overall manufacturing capacity in the global automotive industry exceeds current demand. This overcapacity, combined with already intense competition in the automotive industry and persistent weakness in the global economy, may intensify pricing pressure and force further cost reductions. The Fiat Group’s ability to maintain or improve the quality of its products, increase market share and expand into new markets in the face of strong competitive pricing pressures will be fundamental to its future success.

Fiat’s future performance depends on its ability to innovate and on market acceptance of new or existing products.

     Fiat’s ability to improve its position within its product and market segments through research to improve current products and development of innovative new products and services will have a significant impact on its future performance. Failure to develop and offer products that compare favorably to those of Fiat’s competitors, particularly in more profitable segments, in terms of price, quality, styling, reliability, safety, functionality or otherwise, can result in lower market share, sales volumes and margins, and may substantially adversely affect Fiat’s operational and financial results. In particular, the lack of market acceptance of new automotive models, potential delays in bringing new vehicles to market or the inability to achieve efficiency targets without suffering from quality losses would adversely affect the Group’s overall profitability.

Fiat stockholders may face substantial dilution if Fiat’s major Italian creditor banks exercise their right to convert existing financing into equity in 2004

     In 2002, Fiat and its major Italian creditor banks put in place a comprehensive refinancing package to support the Group’s strategic and industrial plans. The three-year, €3 billion refinancing sets certain debt-reduction and other financial targets, which Fiat expects to achieve through the use of proceeds to be realized from its asset disposal plan and other capital raising exercises. However, should Fiat not be able to meet the specified targets or repay the refinancing in cash at maturity, or should certain other events relating to Fiat’s financial condition occur, the terms of the refinancing envision that Fiat would implement a capital increase at maturity to convert the financing into equity to be issued to the banks for subsequent offer to Fiat stockholders in proportion to their respective holdings, in accordance with such stockholders’ preemptive rights under Italian law. For example, the lenders currently have the option to convert up to a maximum of €2 billion of the financing into equity beginning from July 26, 2004, as a result of the downgrading of Fiat’s debt ratings by Moody’s Investor Service (“Moody’s”) in 2002 and Standard & Poor’s Rating Services (“Standard & Poor’s”) in March 2003. The lenders will also have such an option if at any time after January 26, 2004, Fiat fails to meet certain financial targets set forth in the credit facility agreement. Should the banks exercise such an option and the related capital increase take place, the interest in Fiat of any stockholders who choose not to exercise their preemptive rights would be diluted. Fiat is in the process of negotiating possible revisions of the terms to the convertible facility with the lenders, which arrangements could also involve the banks’ provision of additional financing. Fiat cannot predict the outcome of such negotiations or whether any such changes will in fact be made.

Fiat’s ability to reduce indebtedness and fund its restructuring activities depends on the success of its divestiture program and its ability to raise capital

     The Fiat Group’s ability to improve its net financial position* by reducing indebtedness while at the same time continuing to invest in its restructuring initiatives will depend on the success of its disposals and divestitures program and its ability to raise capital, as well as on general economic and business conditions and the performance of the Fiat Group’s companies. The Fiat Group’s net financial position improved in 2002, from €6 billion at the start of the year to approximately €3.8 billion at December 31, 2002, mainly as a result asset disposals and divestitures, capital increases and financial restructuring actions effected during the course of the year. In 2003, the Group has accepted an offer to purchase Toro Assicurazioni, the lead company of the insurance sector, and FiatAvio, the lead company of the Group’s aviation sector, and further asset sales, divestitures and capital injections may be necessary to provide Fiat with the funds to successfully complete the restructuring of Fiat Auto and other automotive activities.

     The Fiat Group cannot give any assurances about whether it will be able to consummate the divestitures it has in progress, whether other disposals or divestitures will be required, whether it will be able to complete other capital raising exercises, or whether any or all of such transactions will enable the Fiat Group to realize amounts in line with its current expectations. Therefore, no assurances can be given about the Fiat Group’s ability to reduce its indebtedness and fund its restructuring activities.

New downgrades of Fiat’s credit ratings would further raise its cost of capital and negatively affect its business

     In December 2002, Moody’s lowered its rating on Fiat’s senior unsecured debt ratings one notch to “Ba1,” a non-investment grade rating, from “Baa3,“an investment grade rating, and Fiat’s short-term debt ratings to “Not Prime” from “Prime-3.” Moody’s also said its outlook for Fiat’s debt is “negative,” meaning another cut is more likely than an upgrade. In March 2003, Standard & Poor’s also cut its issuer rating on Fiat to BB+ with a negative outlook from BBB-. In the same month, Fitch Ratings lowered its rating on Fiat’s medium term debt from BBB- to BB+ and that on Fiat’s short-term debt from F3 to B. Fiat’s ability to access capital markets, and the cost of borrowing in those markets, is highly dependent on Fiat’s debt ratings. The rating agencies may review Fiat’s credit ratings for possible further downgrades if, for example, the global economy falls into recession and expectations for vehicle sales decline or if Fiat fails to complete planned asset sales or other capital raising measures in line with current expectations or fails to successfully implement its Relaunch Plan. Any new downgrades by the rating agencies would further increase the Group’s cost of capital and could negatively affect its businesses, especially the vehicle lease and sales financing businesses, which are typically financed with a high proportion of debt. For a more detailed discussion of Fiat’s credit ratings, please see “Liquidity and Capital Resources” in Item 5. “Operating and Financial Review and Prospects.”

*	“Net financial position” is the Group’s financial assets (cash, marketable securities, financial investments held by insurance companies in excess of technical reserve requirements and finance receivables) less its financial liabilities (short-, medium- and long-term debts). For additional information on this non-GAAP measure and its reconciliation to the most directly comparable Italian GAAP measure, please see “Liquidity and Capital Resources” in Item 5. “Operating and Financial Review and Prospects.”

Fiat may not achieve the expected benefits of mergers, acquisitions, joint ventures or other similar corporate transactions

     The Fiat Group has engaged in the past and is likely to engage in the future in significant corporate transactions, such as mergers, acquisitions, joint ventures and restructurings, the success of which is difficult to predict. There can be no assurance that the Fiat Group will be able to enter into such transactions without encountering administrative, technical, political, financial or other difficulties. There can also be no assurance that the Fiat Group will be able to carry out any such transactions in accordance with its current plans, or that it will succeed in realizing any potential synergies, cost savings or other expected benefits.

Fiat is subject to risks relating to international sales and exposure to changing local conditions

     The Fiat Group is subject to risks inherent in operating on a global basis, including risks related to:

•	exposure to local economic and political conditions;

•	export and import restrictions;

•	currency exchange rate fluctuations and currency controls;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	foreign investment restrictions or requirements; and

•	local content laws.

     The degree of risk and the potential magnitude of effects of unfavorable developments in any one of these areas vary from country to country, and, depending on the circumstances, could have a significant adverse effect on the Fiat Group’s business prospects, results of operations and financial condition.

Developments in emerging market countries may adversely affect Fiat’s business

     Fiat operates in a number of emerging market countries, including Brazil, Poland, Turkey and China. As a result, economic and political developments in these countries, including future economic crises and political instability, could have a material adverse effect on the Fiat Group’s business and results of operations. In response to the economic crisis in Argentina in 2001 and 2002, Fiat significantly reduced its operations in that country. Market conditions in certain of these countries declined during 2002, and prospects for recovery in 2003 are mixed. Political and economic developments in emerging markets have had, and may in the future have, a material adverse impact on the economic and financial results of the Fiat Group.

Fiat is subject to extensive environmental and other governmental regulation

     The Fiat Group’s products and operations are subject to increasingly stringent environmental laws and regulations in many of the countries in which it operates. Such regulations govern, among other things, vehicle emissions, fuel economy, vehicle safety and the type and level of pollutants generated by industrial production facilities. The Fiat Group expends significant resources to comply with such regulations, and expects to continue to incur substantial compliance and remediation costs in the future.

     In addition, government initiatives that affect consumer demand for the Fiat Group’s products, such as changes in tax policy or the grant or repeal of subsidies to provide incentives for the purchase of vehicles, can substantially influence the timing and level of the Fiat Group’s revenues. For example, an incentive put in place by the Italian government to encourage people to trade in their old cars for more modern, environmentally friendly models depressed demand in Italy in the first half of 2002 ahead of the July 8 effective date of the incentives, while demand in the second half of 2002 and the first quarter of 2003 was boosted by the incentives, which expired on March 31, 2003. Such government actions are unpredictable and beyond the Fiat Group’s control, and any adverse changes in government policy could have a significantly negative impact on the Fiat Group’s business prospects, financial condition and results of operations.

Labor matters could impair Fiat’s flexibility to reposition its businesses

     Most of the Fiat Group’s production and maintenance employees worldwide are represented by labor unions. Fiat’s ability to implement workforce reductions and temporary layoffs as part of its restructuring initiatives is dependent on authorization from the government and the consent of its unions. Union dissatisfaction with Fiat’s restructuring initiatives and certain measures enacted by the government permitting increased labor flexibility led to a significant increase in labor unrest in Italy in 2002. During 2002, the unions declared several general strikes, and work stoppages during the year averaged more than 100 hours for the Group as a whole, and as many as 300 hours at Fiat’s Termini Imerese plant in Sicily, which the Group had considered closing as part of the restructuring of its operations. See Item 6. “Directors, Senior Management and Employees—Employees and Labor Relations—Corporate restructuring and crisis management.” Further work stoppages or labor unrest could have a material adverse effect on Fiat’s operations, results of business and financial condition.

     In Europe, the Fiat Group’s employees are protected by various laws giving them, through local and central works councils, rights of consultation with respect to specific matters regarding their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. These laws and the collective bargaining agreements to which the Fiat Group is subject could impair its flexibility as it continues its efforts to restructure and strategically reposition its businesses.

Fiat is subject to risks associated with exchange rate fluctuations, interest rate changes and other market risks

     The Fiat Group is subject to currency exchange rate risk in the ordinary course of its business to the extent that its costs are denominated in currencies other than those in which it earns revenues. Similarly, changes in interest rates affect the Fiat Group’s results by increasing or decreasing borrowing costs and financial income.

     The Group is also exposed to other financial risks. For example, it holds certain stock investments which may expose it to the risk of stock market declines. For information on Fiat’s sale at a loss of shares of common stock of General Motors it held and the equity swap derivative contract Fiat entered into in connection therewith, see Item 4. “Information on the Company—Introduction—Strategies and Programs” and Note 3 to the Consolidated Financial Statements included in Item 18. Financial markets performed poorly in 2002, and markets may decline further or experience volatility.

     The Fiat Group seeks to manage these risks through the use of financial hedging instruments. However, despite these hedging transactions, exchange rate or interest rate fluctuations may continue to adversely affect the Fiat Group’s financial condition or results of operations. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Fiat’s success depends on the ability of its new management team to operate and manage effectively

     Fiat experienced significant turnover in senior management in 2002 and the first quarter of 2003. For example, Ferruccio Luppi was appointed Chief Financial Officer in September 2002, and Giuseppe Morchio was appointed Chief Executive Officer of Fiat in February 2003, the fourth man to hold the office in nine months. In addition, Chairman of the Board of Directors Paolo Fresco stepped down in February 2003, and was replaced by current Chairman Umberto Agnelli. Fiat’s success depends on the ability of these executive officers and other members of senior management to operate and manage effectively, both independently and as a group. The loss of the services of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract and retain new qualified personnel could have a material adverse effect upon Fiat’s business, operating results and financial condition.

Item 4. Information on the Company

INTRODUCTION

     The Fiat Group constitutes the largest private sector industrial group in Italy. The Group also has extensive operations in the rest of Europe and in other parts of the world. In 1999, Fiat celebrated its centenary, having been founded in Turin in 1899 as a manufacturer of automobiles.

     Fiat S.p.A. is a società per azioni, or corporation limited by shares, organized under the laws of the Republic of Italy. Under its current Statuto, or By-Laws, Fiat S.p.A. has a duration expiring on December 31, 2100. Fiat S.p.A.’s registered office and principal place of business is located at Via Nizza 250, Turin, Italy (telephone number 39-011-006-1111).

     The Fiat Group is engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. The Group also manufactures, for use by its automotive sectors and for sale to third parties, other products and systems, principally components, metallurgical products and production systems. In addition, the Group is currently involved in other sectors, including insurance, aviation, publishing and communications and service operations, although it is in the process of divesting its aviation and insurance operations.

     Strategies and Programs. Fiat continues to focus on the organizational and industrial restructuring process to bring the Group back to profitability and reduce its indebtedness following the net losses it recorded in 2001 and 2002, the Group’s first negative annual results since 1993. As part of this process, Fiat has refocused on its core automobile, agricultural and construction equipment, commercial vehicles, components, production systems and metallurgical products businesses, and has been pursuing divestitures of several non-core businesses, including those of its aviation and insurance sectors.

     Starting in the second half of 2001, the Group has been implementing measures to counter the effects of the weakening global economy and the Group’s deteriorating results, including cutting back production, trimming factory and sales network inventories at CNH and at Fiat Auto, reducing overhead, and accelerating programs launched during the first half of 2001 to reengineer all of the Group’s core processes. These ongoing restructuring initiatives entail measures taken throughout the Group, from the redefinition of its processes to the structural reduction of inventories, and from the restructuring and streamlining of its manufacturing facilities to the reorganization of the entire automobiles sector into five distinct business units with a new top management team, which became operational in March 2002.

     During 2002, the Fiat Group made significant progress in its effort to strengthen its operating structure and financial position through various initiatives, including:

•	The successful completion of a capital increase of approximately €1 billion that was effected through a rights offering to existing stockholders outside the United States, as well as the issuance by Fiat Finance Luxembourg Société Anonyme of more than $2.2 billion of five-year 3.25% bonds guaranteed by Fiat S.p.A. and exchangeable into General Motors shares, or, at the issuer’s option, an equivalent amount of cash. The exchangeable bonds were issued in January 2002 and placed with institutional investors in Europe and the United States in a transaction exempt from registration under the Securities Act. This transaction allowed the Group to diversify its sources of financing and lower its borrowing costs.

•	In May 2002, Fiat reached an agreement in principle with three of its main creditor banks, Capitalia, IntesaBCI and SanPaolo IMI, on a comprehensive refinancing plan to provide the Fiat Group with the financial support it needs to implement its strategic and industrial plans. In July, pursuant to this agreement in principle, Fiat entered into a €3 billion convertible credit facility with a pool of banks which can be repaid in cash or Fiat ordinary shares when the facility matures on October 10, 2005. Under the terms of the refinancing, which closed on September 24, 2002, the lenders have the right to demand prepayment at specified times if Fiat does not meet certain debt-reduction and other financial targets. As a result of the downgrading of Fiat’s debt ratings by Moody’s in December 2002 and Standard & Poor’s in March 2003, the lenders currently have the option to convert up to a maximum of €2 billion of the financing into equity shortly after July 26, 2004. See Note 12 to the Consolidated Financial Statements included in Item 18 for more information.

•	In the second half of 2002, Fiat concluded a series of agreements with various parties regarding Italenergia Bis, the energy holding company controlling Edison (Italy’s second-largest electricity company) in which Fiat held a 38.6% interest. The primary goals of the transactions were to (i) enable Fiat to gain access to new financial resources, including through the monetization of a portion of its stake in Italenergia Bis; (ii) establish a minimum value for Fiat’s remaining interest in Italenergia Bis, should Fiat decide to sell that interest; and (iii) provide Fiat with the option of retaining its interest in Italenergia Bis. See Note 3 to the Consolidated Financial Statements included in Item 18. The principal elements of these agreements include:

•	The sale by Fiat of a 14.0% stake in Italenergia Bis to certain other stockholders of the company (Intesa BCI, SanPaoloIMI Investimenti and Capitalia) for net proceeds of €548 million;

•	A related agreement between Fiat and Electricité de France (“EDF”) pursuant to which, among other things, EDF granted Fiat a put option to giving Fiat the right, in March and April 2005, to sell to EDF its remaining 24.6% interest in Italenergia Bis at a price corresponding to the value of the investment, as determined on the basis of valuations prepared by three experts appointed for that purpose, subject to an agreed minimum (floor) of €1,147 million (not including a premium of €127 million, payable only in the event the option is exercised).

•	Pursuant to another related agreement between Fiat and a small group of banks led by Citigroup, a €1.15 billion credit facility to a Fiat affiliate secured by the put option to EDF and Fiat’s remaining interest in Italenergia Bis. See Note 12 to the Consolidated Financial Statements for more information regarding this transaction.

•	Certain exit rights in favor of the three banks that purchased the 14% interest in Italenergia Bis from Fiat. These exit rights include, among other things, the banks’ right to require Fiat to repurchase the 14% interest. Fiat has a corresponding option to sell that interest to EDF, which Fiat may exercise if it also elects to exercise its put option to EDF with respect to Fiat’s remaining 24.6% interest in Italenergia Bis.

•	Asset disposals, including:

•	In June 2002, Fiat accepted an offer from Mediobanca for the acquisition by Mediobanca and a consortium of banks of 34.0% of Ferrari’s capital stock for net proceeds of €758 million. Under the agreement, Mediobanca may not sell its Ferrari shares to another group in the automobile industry as long as the Fiat Group maintains a 51% controlling interest in Ferrari, and there are restrictions are on Fiat’s ability to reduce its interest below 51% until June 2006. Fiat also has a call option to repurchase the Ferrari shares at a price equal to the 2002 sale price plus interest at any time through June 2006, subject to certain limited exceptions. In addition, Fiat has agreed not to permit Ferrari to enter into certain extraordinary transactions, such as mergers, share issuances to third parties and certain asset acquisitions and dispositions, or to enter into transactions with other Group companies with a value of more than €15 million, without the consent of Mediobanca, for a period of up to four years from June 2002.

•	The sale in December 2002 of Fiat’s 32,053,422 shares of General Motors’s $1-2/3 par value common stock, which it had acquired in 2000 in connection with the establishment of the Fiat-General Motors industrial alliance (see Item 4 “Information on the Company—Sectors—Automobiles”), to an investment bank, generating net proceeds of €1,076 million, or the equivalent amount of U.S. $1,157 million, equal to U.S. $36.11 per share. This price represented a loss of €1,049 million, net of direct selling expenses and the effects of the settlement of foreign exchange hedging transactions that had previously been put in place, on the pre-sale carrying value, in U.S. dollars, of the General Motors’ shares in the consolidated financial statements of Fiat of U.S. $69.54 per share. Contemporaneously with this sale, Fiat entered into a “total return equity swap” derivative contract with the bank that acquired the shares in order to hedge its obligations in connection with the exchangeable bonds issued in January 2002. See Note 3 to the Consolidated Financial Statements included in Item 18 for a detailed description of this transaction.

•	The sale of Teksid’s aluminum business unit to a pool of investors comprising the Questor Management Company, JPMorgan Partners and another private equity firm, for net proceeds of €309 million in September 2002.

•	The sale of Fiat’s 40% interest in Europ Assistance Holding, a roadside assistance company, to the Generali Group for net proceeds of €124 million.

•	The sale in March of Magneti Marelli’s aftermarket operations to Concordia Finance S.A., a company owned 45% by RGZ, 25% by Interbanca and 30% by Fiat, which will distribute automotive spare parts under the Magneti Marelli brand, for net proceeds of €46 million.

•	The sale in May of Magneti Marelli Sistemi Elettronici S.p.A. and its related activities to the Mekfin Company of Italy, for initial consideration of €90 million, which amount may be increased by as much as €70 million, depending on the future economic performance of the relevant activities.

     Fiat continued to make divestitures in 2003 to raise funds for continued debt reduction and to finance the ongoing restructuring of its core automotive operations. See “—Recent Developments.”

     In 2002, Fiat also completed the following acquisitions:

•	In January 2002, CNH finalized its agreements with Kobelco Construction Machinery Co. Ltd. (“Kobelco Japan”) and Kobe Steel Ltd. for the development, production and sale of crawler excavators and mini-excavators. In the first quarter of 2002, CNH acquired a 65% interest in Kobelco America and a 10% interest in Kobelco Japan. In July 2002, it increased its interest in Kobelco Japan from 10% to 20%. Also in July 2002, CNH acquired Hitachi Construction Machinery’s interest in Fiat Hitachi Excavators. Concurrently, CNH, Kobelco Japan and Sumitomo Corporation formed Fiat Kobelco Machinery S.p.A., to which CNH contributed the assets of Fiat Hitachi Excavators and Kobelco Japan contributed its European operations. CNH currently holds a 75% interest in Fiat Kobelco, while Kobelco Japan holds a 20% interest and Sumitomo Corporation a 5% interest, although Kobelco Japan has an option to increase its interest in Fiat-Kobelco from 20% to 35% by the third quarter of 2004.

•	In January 2002, Group started implementing its agreement with Renault concerning Irisbus, which is now wholly owned. Irisbus was fully consolidated on a line-by-line basis effective January 1, 2002, following Iveco’s purchase of an additional 15% interest, thereby increasing its interest to 65%. Iveco acquired the remaining 35% of Irisbus from Renault in December 2002.

     In addition, certain changes to Fiat’s corporate management structure were implemented in the first half of 2003, following the appointments of Umberto Agnelli as Chairman and Giuseppe Morchio as Chief Executive Officer in February of that year, to facilitate and further strengthen the Group’s ongoing restructuring efforts. These changes included the establishment of a new business development and strategies department to assist the Group’s senior officers in the definition and implementation of the Group’s strategy, and of a corporate initiatives department to define and implement specific operational programs to further the Group’s restructuring initiatives.

     The Fiat Group Relaunch Plan. In response to the challenging conditions faced by the Group, Fiat’s Board of Directors adopted the “Fiat Group Relaunch Plan” presented by Giuseppe Morchio, Fiat’s new chief executive officer, on June 26, 2003. The Relaunch Plan, which is based on the Group’s new scope of operations following recent and planned divestitures and its automotive industrial mission, will permit the implementation of decisive measures to address problem areas and provide fresh momentum as the Group aims to move toward renewed growth. The three-year plan envisions total investments of €19.5 billion, which are expected to be funded entirely from internally generated resources, including expected cash flows from operations, planned divestitures and a capital increase to be effected by means of a rights offering that will not be registered under the Securities Act.

      The Relaunch Plan is focused on achieving significant improvements in the Group’s results over the period through 2006 by means of major investments in new products, research and development and the distribution network, as well as certain restructuring actions. It also provides for significant cost savings to be generated through reductions in materials and selling costs, further synergies from the Group’s industrial alliances and intra-sector cooperation, and the streamlining of the Group’s production facilities and overhead. The Relaunch Plan’s core financial objective is to enable the Group to earn a return on sales (calculated by dividing operating income by consolidated net sales and revenues) of 4% by the end of 2006, which would represent a gain of 5.5 percentage points over 2002, when the Group recorded a return on sales of negative 1.4%.

      The Relaunch Plan includes detailed operational initiatives for each of the individual sectors and sets forth the following fundamental Group guidelines:

•	Improving cash flow generation and profitability is the top priority;

•	A major effort must be made in the areas of product development, innovation and marketing by launching new models, investing heavily in technology and strengthening the distribution network;

•	The cost structure must be made highly competitive by rationalizing the Group’s product design and engineering operations, streamlining its manufacturing organization, increasing efficiency and strongly supporting the development of professional competencies among the engineering, marketing and distribution staff; and

•	The geographic refocus of certain operations.

      In particular, the Relaunch Plan is focused on the following major initiatives:

•	Scope of Operations and New Organization. The development of an organizational model based on a more efficient and synergistic use of professional and technological resources. In order to achieve this goal, Fiat is switching from a conglomerate structure (a diversified series of autonomous and marginally integrated industrial and service activities) to that of an industrial enterprise with processes and services that benefit all sectors horizontally and a lean holding company structure.

•	New Products/Markets. The Relaunch Plan calls for all of the core sectors to introduce several new product lines, many featuring new engines. For Fiat Auto, the percentage of total revenues generated by products that have been launched or revamped since 2002 is projected to rise from 25% in 2003 to 51% in 2004. The same measure is expected to increase to 81% for CNH’s agricultural and construction equipment and to 70% for Iveco. Implementation of this aspect of the plan will significantly increase the sector’s coverage of all segments of the European markets, with a special on focus on those segments that are growing most rapidly. It should also bring the average age of the sector’s models into line with those of its primary competitors. Management expects these new products to have a significant positive impact on the operating results of each of the core sectors.

•	Technology and Innovation. The Group already possesses highly sophisticated technology in the fields of diesel engines, high-performance gasoline engines and advanced automatic transmissions and electronics, as well as in certain areas of production systems. However, management believes that there is still room for improvement in developing the innovations needed to attain a competitive position that can be sustained over the long-term. In pursuit of this goal, the Relaunch Plan devotes special attention to developing synergies between the Group’s operating sectors and its research facilities, eliminating the fragmentation of resources in key areas of technology and focusing its technology strategy on strengthening brand identity. In particular, major efforts will be devoted to developing new environmentally friendly vehicles, an area in which the Group has already recorded success. The Relaunch Plan envisions total research and development expenditures of €7.9 billion over the period from 2003 through 2006.

•	Distribution Networks. An essential element of the plan to improve the Group’s performance is the development of a more effective distribution network, which will number about 8,000 dealers throughout the world. Consistent with the measures discussed above, the Group will seek to optimize market coverage and implement programs designed to increase the profitability of its dealers. At Fiat Auto, which must strive to improve the professional skills of its sales force and eliminate red tape, the Relaunch Plan calls for strengthening the Italian dealers with the greatest growth and service potential. Outside of Italy, the focus will be on completing the coverage of those areas of Western Europe that offer the best opportunities for expansion and on broadening the Brazilian, Chinese and Eastern European sales networks.

•	Cost Savings. The Relaunch Plan envisions an in-depth overhaul of the Group’s cost structure, with the goal of reducing operating expenses by an aggregate of approximately €3 billion through 2006, with the bulk of the savings being realized beginning in 2004. The most significant element of the program is targeted at reducing the cost of direct production materials, which is expected to be achieved through a number of means, including design-to-cost engineering programs that can develop more efficient solutions through the use of common platforms and components and allowing suppliers to realize economies of scale. Fiat Auto expects to benefit from the additional synergies generated by the industrial alliance with General Motors, which has led to integration in the procurement of common materials and the sharing of components. Iveco and CNH plan to achieve greater efficiency in the purchasing of direct materials by using standardized components, coordinating purchasing practices on a global scale and developing inter-sector best practices.

      The streamlining of production facilities and a reduction of overhead and selling costs are also expected to make a significant contribution to improving the Group’s operating results. Under the Plan, 12 factories, mostly outside Italy, will be shut down between 2003 and 2004. The restructuring program, which will primarily affect CNH, Iveco and the components operations, is designed to increase plant utilization, with further improvements possible in the future. In streamlining its manufacturing organization and cutting overhead, the Group expects its staff to decrease by approximately 7,000 people through 2006, primarily outside of Italy (taking into account both those expected to leave the Group and those who are expected to join it and not including the effect on the total of planned divestitures).

     Product innovation. In 2002, the Group’s automotive sectors introduced a number of innovative new models as part of their efforts to renew their product lines. These models include:

     Fiat Auto. In June 2002, Fiat introduced the new Ulysse multipurpose vehicle, which features new exterior styling, as well as new interiors, powertrain and safety equipment. The fall 2002 introduction of the Stilo Multi Wagon, which offers customers a range of features generally found only in more expensive models, rounded out the Stilo line and the choice of cars offered by Fiat in the intermediate/compact segment of the market.

     Lancia introduced the Thesis, a luxury sedan that features sophisticated technology and a highly comfortable ride, and the Lancia Phedra, a new multipurpose vehicle. The introduction of these models marked the start of a thorough renewal of the Lancia line, that continued with the presentation of the new subcompact Ypsilon at the Geneva Motor Show in March 2003.

     Alfa Romeo in 2002 upgraded its 147 and 156 models with a new, second generation 1.9-liter 16-valve JTD Multijet engine, a highly responsive engine characterized by power and reduced emissions. Alfa Romeo also introduced its new “GTA” line of vehicles, including the 147 GTA, the 156 GTA and the Sportwagon GTA, underscoring the sporting tradition of the Alfa Romeo brand. A new and revolutionary 1.3-liter 16-valve JTD diesel Multijet was also developed in 2003 and will be produced by Fiat-GM Powertrain for installation in future compact models produced by Fiat Auto, including the new Fiat Punto and Lancia Ypsilon.

     CNH. CNH continues to introduce new agricultural and construction products developed with common components. In 2002, this approach was exemplified by the all-new high horsepower row crop tractors, the Case IH MXM Magnum line and the New Holland TG line. These all-new tractor ranges are differentiated to appeal to their respective customer bases, but share significant common componentry. The New Holland CR combine harvester, launched in 2002, is a twin rotor combine which shares many components with the New Holland CX conventional combine launched in 2001, including an exclusive integrated precision farming system, higher capacity crop processing and a control center designed for maximum ease of operation and operator comfort. The many innovations in the design of this product line earned the CX combine a 2002 Industrial Design Excellence Award from the Industrial Designers Society of America.

     Iveco. In the light commercial vehicle segment, Iveco introduced the Daily HPI, which has a 2.3 liter engine that runs at either 96 or 116 horsepower and a second-generation common rail fuel injection system that improves performance and fuel efficiency.

     In the heavy vehicle segment, Iveco launched the Stralis, including the Active Space cab, which offers a better working environment, increased safety, improved on-board living conditions and a modular design. The Stralis was awarded the international “Truck of the Year 2003” award by an international jury in January 2003.

     Ferrari and Maserati: During 2002, Ferrari launched a limited series, high technology car named after company founder and automobile legend Enzo Ferrari, all 399 of which had already been sold at the time of the model’s presentation at the Paris Motor Show in October 2002. Ferrari also introduced the 575M Maranello 12 cylinder model as the successor to the 550 Maranello, while Maserati launched its new Coupé in June.

     Operating Environment. The continued global economic slowdown in 2002 negatively affected the Fiat Group’s operating and financial performance. Profitability continued to decline, and operating losses were greater than anticipated, primarily as a result of the negative performance of Fiat Auto and the components and productions systems sectors, the negative effects of which were only partially offset by operating profits recorded by the other sectors.

     Among the most significant challenges faced by the Group were:

•	continued weakness in overall consumer demand for automobiles in Western Europe, notwithstanding environmental incentives put in place by the Italian government to spur auto purchases in Italy, Fiat Auto’s largest market;

•	the continued decline in stock prices and the related reduction in global mergers and acquisitions activity, which hindered the Group’s efforts to dispose of some of its non-core assets; and

•	the high costs of restructuring the Group’s industrial operations.

     Economic growth remained sluggish in most of Fiat’s major markets, despite interest rate cuts by U.S. and European monetary authorities, as is reflected in gross domestic product (“GDP”) statistics for 2002. GDP grew by approximately 2.4% in the United States, by approximately 1.3% in Poland and by 1.5% Brazil. In Italy, GDP increased by only 0.4%, while in the EU as a whole, GDP increased by 1.0%, while inflation was at 2.1%.

     Seasonality. The Fiat Group operates in a number of different business sectors, each of which, particularly the agricultural and construction equipment sector, is subject to certain seasonal fluctuations. However, management believes that, as a whole, seasonal fluctuations are not significant to the Fiat Group or its results of operations.

     Operating and Financial Results for 2002. The Group’s worldwide net sales and revenues,* reported as including changes in contract work in progress, decreased by 4.1% from €58,006 million in 2001 to €55,649 million in 2002. Operating results declined from income of €318 million in 2001 to a loss of €762 million in 2002, primarily as a result of significant losses at the automobiles sector. Adjustments to financial assets (which combine revaluations and writedowns of equity investments, including the Group’s share of the net income and losses of companies accounted for using the equity method, and of other financial fixed assets) amounted to a loss of €881 million, against a loss of €494 million in 2001, primarily due to writedowns in the value of securities held by the Group’s insurance companies to reflect their lower market values. Net financial expenses amounted to €671 million in 2002, as compared to €680 million in 2001. The decrease was primarily attributable to lower interest rates, the positive impact of which was partially offset by higher spreads that reflected recent downgrades and market concerns over the Group’s financial performance. The balance of extraordinary income and expenses for 2002 was a negative €2,503 million, against a positive balance of €359 million in 2001, primarily reflecting net losses on asset disposals, restructuring expenses, other asset impairment charges and provisions for future risks and charges. For additional details on these charges, see Item 5. “Operating and Financial Review and Prospects – 2002 Compared with 2001”. As a result, the Group recorded a net loss before minority interest of €4,263 million in 2002, as compared to net loss of €791 million in 2001.

     The Group’s net financial position** showed net indebtedness of €3,780 million at December 31, 2002, as compared with net indebtedness of €6,035 million at the end of 2001, with the decline mainly reflecting a reduction in working capital requirements, capital increases during the year and the divestiture of certain business units and other assets. Research and development expenses, as in the past fully charged to income, amounted to €1,748 million in 2002, as compared to €1,817 million in 2001. Capital expenditures totaled €2,771 million in 2002, as compared to €3,438 million in 2001, including investments in the development of long-term leasing services for automobiles, commercial vehicles, and agricultural and construction equipment. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources” in Item 5.

     In recognition of the net loss incurred by the Group, the Board of Directors proposed that no dividends be declared or paid in respect of any category of Fiat shares for the fiscal year ended December 31, 2002. This recommendation was approved by Fiat’s stockholders at the annual general meeting on May 13, 2003.

     Recent Developments.  As part of the Fiat Group’s response to this challenging operating environment, the Group undertook additional transactions designed to implement its core strategies in the first half of 2003, including the following:

•	Iveco in February sold 100% of the share capital of the Fraikin Group, which specializes in the long-term vehicle leasing business, to the French financial company Eurazeo, for net proceeds of approximately €294 million.

*	In accordance with Italian GAAP, the Group’s net sales and revenues are equal to “Revenues from sales and services,” adjusted for the “Change in contract work in progress” in the Statements of Operations included in the Consolidated Financial Statements included in Item 18.

**	For the calculation of this non-GAAP measure and its reconciliation to the most directly comparable Italian GAAP measure, please see “Liquidity and Capital Resources” in Item 5. “Operating and Financial Review and Prospects.”

•	Business Solutions in March sold an interest of approximately 56% in IPI S.p.A., a real estate company, to Risanamento S.p.A. for net proceeds of €107 million.

•	Fiat also in March finalized the sale of the retail financing business of Fiat Auto Holdings in Brazil to the Itaú Group, a leading Brazilian financial institution, for net proceeds of approximately €249 million.

•	On March 11, 2003, Fiat entered into an agreement in principle with Capitalia, Banca Intesa, San Paolo-IMI and Unicredito Italiano, four of its major creditor banks, to sell them a 51% interest in Fidis Retail Italia, a Fiat Group company that provides credit to consumers in Europe for the purchase of motor vehicles. This sale will enable the Fiat Group to significantly reduce its gross consolidated indebtedness. On May 27, 2003, in a first step of the transaction, Fiat transferred a 51% interest in Fidis Retail Italia together with its interests in subsidiaries for the sale of which regulatory authority approval has been received, for initial consideration of €253 million. The transfer of the other assets contemplated by Fiat’s agreement with the banks, and payment by the banks of additional consideration, will take place in the second half of 2003, once the required regulatory approvals have been received.

•	On March 22, 2003, the Board of Directors accepted a binding offer from Italy’s De Agostini Group for the purchase of 100% of Toro Assicurazioni. Fiat expects to receive proceeds from the transaction of approximately €2.4 billion, which would improve the Group’s net financial position by approximately €1.4 billion.

•	In April 2003, Fiat and the Carlyle Group, a U.S. private equity fund, signed a memorandum of understanding for the sale of all the aerospace operations of FiatAvio.

     Fiat launched the following new or redesigned vehicles during the first half of 2003:

•	The Fiat Gingo, a new entry in the subcompact segment, and the Fiat Idea, a new compact multipurpose vehicle, both presented at the Geneva Motor Show in March;

•	Alfa Romeo introduced new versions of the Alfa Spider and Alfa GTV, and staged the worldwide launch of the new Alfa GT Coupé; and

•	Lancia in March presented the new Ypsilon, a model that combines stylishness with leading-edge technology, to customers around the world. This model will be launched commercially in July 2003.

     First Quarter Results. The Group’s net sales and revenues in the first quarter of 2003, including changes in contract work in progress, totaled €12,314 million, representing a decrease of 13.0% from the same period in the previous year. The principal causes of this decrease were a contraction in sales volumes at Fiat Auto, the negative foreign exchange effect on CNH revenues caused by strengthening of the euro against the dollar, and the loss of the revenues generated by the activities sold by Iveco and Teksid. The decline on a comparable consolidation basis would have been approximately 10%. Lower revenues were also posted by Magneti Marelli and FiatAvio, while growth was reported by Ferrari, Comau, and Business Solutions. In the first quarter, the Fiat Group reported an operating loss of €342 million, against an operating loss of €299 million in the first quarter of 2002. Among the most significant trends in the Group’s revenues and operating results during the first quarter of 2003 were:

*	For the calculation of this non-GAAP measure and its reconciliation to the most directly comparable Italian GAAP measure, please see “Liquidity and Capital Resources” in Item 5. “Operating and Financial Review and Prospects.”

•	Fiat Auto reported revenues of €4,928 million, or 17.8% less than in the first quarter of 2002. The sector sold 419,200 vehicles, a decrease of 19.0% from 2002, which reflected the temporary production shutdown in January at a plant in Termoli because of flooding and major cutbacks in dealership car inventories in preparation for the introduction of new models, as well as a loss in market share. Fiat Auto also faced strong competitive pressures in the face of market demand which contracted by 2.7% in Western Europe as a whole despite a 5.8% increase in demand in Italy spurred by of government environmental incentives. Weaker demand in Brazil also had a negative impact on the sector’s unit sales, while in Poland unit sales dipped slightly despite a recovery of demand. Despite its lower revenues from the previous year, the sector reduced its operating loss from €429 million in the first quarter of 2002 to €334 million in the first quarter of 2003, primarily as a result of cost reductions and the realization of industrial synergies through the industrial alliance with General Motors, which has generated significant savings on product costs and overhead, while the overall operating loss reflected a decline in sales of both vehicles and, to a lesser extent, spare parts, as well as higher sales discounts during the quarter.

•	CNH generated revenues of €2,234 million in the first quarter of 2003, a decrease of 17.9% over the same period in 2002, primarily as a result of the negative foreign exchange effect caused by strengthening of the euro against the dollar. Revenues from construction equipment sales also declined in dollar terms, while those for agricultural equipment were relatively unchanged. The sector recorded an operating loss of €8 million in the quarter, against a operating profit of €30 million in the first quarter of 2002, reflecting the effects of higher pension and medical costs for its employees, principally in the United States, and a deterioration in sales volumes and product mix. These effects were only partially offset by improved margins on new products in the agricultural segment, higher prices for certain products, and cost savings deriving from integration of New Holland and Case.

•	Iveco’s revenues in the first quarter totaled €2,004 million, a decrease of 4.6% from the first quarter of 2002, reflecting the sale of Fraikin. Excluding these changes in the scope of consolidation, Iveco’s revenues would have increased slightly, reflecting higher vehicle sales volumes. Iveco’s operating income in the first quarter of 2003 was €2 million, down from €11 million in the first quarter of 2002, notwithstanding higher sales volumes and an improved sales mix, the effects of which were more than offset by downward pricing pressures, lower revenues stemming from changes in the scope of consolidation, and a negative foreign exchange effects, particularly with regard to the translation of the sector’s Brazilian sales into euro.

•	Ferrari’s revenues in the first quarter of 2003 totaled €284 million, an increase of 12.3% from the first quarter of 2002, primarily as a result of higher unit sales.

•	Magneti Marelli’s revenues declined 18.2% to €773 million, reflecting lower sales volumes, principally as a result of lower demand at Fiat Auto, and the appreciation of the euro.

•	Comau’s revenues in the first quarter totaled €502 million, an increase of 13.3%, reflecting higher revenues from its North American operations.

•	Teksid’s revenues in the first quarter totaled €221 million, a decrease of 52.9%, largely as a result of the sale of its aluminum business. On a comparable consolidation basis, Teksid’s revenues declined approximately 5%, mainly reflecting the negative effect of the appreciation of the euro. This negative effect was only partially offset by higher sales at Teksid’s magnesium business unit that were attributable to continued demand for sport utility vehicles in North America.

     In March 2003, Standard & Poor’s Rating Services downgraded its rating on Fiat’s long-term debt to BB+ with a negative outlook from BBB-, and its rating on Fiat’s short-term debt from A-3 to B. In the same month, Fitch Ratings lowered its rating on Fiat’s medium-term debt from BBB- to BB+ and on Fiat’s short-term debt from F3 to B.

     Outlook. Management expects 2003 to be a difficult and challenging transition year for the Fiat Group, since it will be working to overcome its operational difficulties, especially those that have been penalizing Fiat Auto’s profitability, in an economic climate characterized by low growth and aggressive competition. The Group’s key markets are not expected to show appreciable signs of a turnaround until later this year. In Europe, demand for automobiles will be lower than in 2002. The market for agricultural equipment should hold relatively steady, but sales of construction equipment are expected to decline further. Management expects demand for commercial vehicles to be down across the board.

     According to recent projections from the International Monetary Fund, the United States is expected to continue to see stronger growth than other industrial countries, although GDP growth is projected to be somewhat lower than in 2002, with current weakness partly offset by a recovery in confidence and investment and additional fiscal stimulus. In Western Europe, with domestic demand still quite weak, fiscal policy tightening, and the euro appreciating, growth projections have been reduced sharply. The economic environment in emerging markets also continues to be challenging, although management expects growth to start to recover in Poland. Management does not foresee any improvement in Argentina’s economic situation, and foresees only limited growth in Brazil. In China, where management had expected the economy to continue its strong growth, the outbreak of the SARS virus makes the situation less certain and more difficult to predict.

     In connection with its adoption of the Relaunch Plan, the Group confirmed that, although demand is expected to remain weak in all of its major markets, Fiat expects to improve both its operating and cash flow results thanks to the positive impact of restructuring and cost-cutting programs that are already under way or will be implemented under the Relaunch Plan. Though management still expects the Group’s operating results for 2003 to be negative, they are projected to be significantly better than those of 2002. The divestiture of Fidis Retail Italia and the planned divestitures of Toro Assicurazioni and Fiat Avio are also expected to generate cash and further improve the Group’s net financial position.

     Should the Relaunch Plan prove to be successful in achieving its targets, management expects the Group to record breakeven operating results in 2004 and positive operating results in 2005, and to return to net profitability in 2006. For additional details on the Relaunch Plan, see “—Introduction—The Fiat Group Relaunch Plan”.

HISTORICAL OVERVIEW

     Fiat, which celebrated its centenary in 1999, was founded in Turin in 1899 and incorporated in 1906 as a manufacturer of automobiles, but quickly expanded into the production of buses and motor coaches, commercial vehicles and aviation and marine engines. By 1920, the Group’s product lines included metallurgical products, railway cars, automotive and industrial components and tractors, and the Group expanded into civil engineering in 1929. In the 1950s, the Group began to manufacture construction equipment, developed the first Italian jet-powered aviation engine and introduced the first mass-produced Italian automobile. In the 1960s, the Group acquired several other major automobile manufacturers in Italy. The early 1970s witnessed the expansion of the Group’s commercial vehicles, construction equipment and production systems operations. Throughout this period, the Group’s operations developed an increasingly international character; the Group marketed its products outside Italy and formed manufacturing subsidiaries, participated in joint ventures and engaged in other forms of industrial co-operation in several countries.

     In the late 1970s, the Group began a reorganization with a specific focus on its operations in Italy, selected countries in Europe and Brazil. The 1980s and the beginning of the 1990s were characterized by expansion through acquisitions, joint ventures and marketing agreements. Beginning in 1990, the economies of the industrialized world were faced with a serious economic downturn, leading to a sharp drop in demand in key markets and heightened competitive pressures. The Group responded to the crisis by initiating a program to renew and modernize its facilities and products with the objective of increasing its competitiveness and further lowering its break-even point. These efforts, along with a significant improvement in economic conditions in many of its principal markets, resulted in the Group’s profitability in each of the years following 1993, when it had recorded historic losses. However, in recent years, increased competition and the deterioration of the economic environment in many of the Group’s markets were reflected in the Group’s declining profitability. In 2002, the Group recorded a net loss for the second year in a row, as sales in the automobiles sector continued to decline and the Group started incurring the burdensome costs that have to be shouldered to restore the Group to health and help it regain forward momentum.

     At December 31, 2002, the Fiat Group operated in 61 countries through 983 subsidiaries and affiliates; 269 of these subsidiaries and affiliates are located in Italy. As of such date, the Group had a total of 186,492 employees, including 87,789 in Italy. The tables which follow set forth for the years indicated: (i) net sales and revenues presented by the geographic market in which the sales were made and (ii) revenues, operating income (loss) and the number of employees for each of the Group’s sectors and its other companies.

     The Consolidated Financial Statements included in Item 18 for the years ended December 31, 2002, 2001 and 2000 have been prepared in accordance with the requirements of Italian GAAP and also reflect the changes in the scope of consolidation discussed above in Item 3. “Key Information—Selected Financial Data”.

Net Sales and Revenues By Destination

	Net sales	Percentage
	and	of net sales and
	revenues	revenues

	(in millions of euros)
2002
Italy	€20,120	36.2%
Europe (excluding Italy)	21,072	37.8

Total Europe	41,192	74.0
North America	7,411	13.3
Mercosur Region (1)	3,268	5.9
Rest of the World	3,778	6.8

Total	€55,649	100.0%

2001
Italy	€19,954	34.4%
Europe (excluding Italy)	22,541	38.8

Total Europe	42,495	73.2
North America	7,531	13.0
Mercosur Region (1)	4,221	7.3
Rest of the World	3,759	6.5

Total	€58,006	100.0%

2000:
Italy	€19,023	33.0%
Europe (excluding Italy)	22,853	39.7

Total Europe	41,876	72.7
North America	7,472	13.0
Mercosur Region (1)	4,483	7.8
Rest of the World	3,724	6.5

Total	€57,555	100.0%

Note:	For a presentation of net sales and revenues and income from operations by place of origin, see Note 24 to the Consolidated Financial Statements included in Item 18.

(1)	Comprising Argentina, Brazil, Paraguay and Uruguay.

Operating Results by Sector

			Operating	Percentage of	Number of
		Percentage of	income	operating	employees at
	Revenues	revenues(1)	(loss) (2)	income (loss) (1)	year end

	(in millions of		(in millions of
	euros)		euros)
2002:
Automobiles	€22,147	37.2%	€(1,343)	—	49,544
Agricultural & Construction Equipment (3)	10,513	17.6	163	—	28,528
Commercial Vehicles	9,136	15.3	102	—	38,113
Ferrari	1,208	2.0	70	—	2,896
Components	3,288	5.5	(16)	—	20,716
Production Systems	2,320	3.9	(101)	—	18,186
Metallurgical Products	1,539	2.6	27	—	7,368
Aviation	1,534	2.6	210	—	5,049
Insurance (4)	4,916	8.2	147	—	3,098
Services	1,965	3.3	67	—	7,900
Publishing and Communications	360	0.6	3	—	932
Other Companies (4)	731	1.2	(104)	—	4,171
Total before Eliminations and Consolidating Adjustments	€59,657	100.0%	€(775)

Eliminations and Consolidating Adjustments	(4,008)		13

Consolidated Net Sales and Revenues	€55,649		€(762)		186,492

2001:
Automobiles	€24,440	38.6%	€(549)	(246.2)%	55,174
Agricultural & Construction Equipment (3)	10,777	17.0	209	93.7	28,127
Commercial Vehicles	8,650	13.7	271	121.5	35,340
Components	4,073	6.4	(74)	(33.2)	24,228
Production Systems	2,218	3.5	60	26.9	17,243
Metallurgical Products	1,752	2.8	15	6.7	13,827
Aviation	1,636	2.6	186	83.5	5,243
Insurance (4)	5,461	8.6	68	30.5	3,213
Services	1,805	2.9	73	32.7	7,171
Publishing and Communications	347	0.5	(2)	(0.9)	934
Other Companies (4)	2,158	3.4	(34)	(15.2)	8,264
Total before Eliminations and Consolidating Adjustments	€63,317	100.0%	€223	100.0%

Eliminations and Consolidating Adjustments	(5,311)		95
Consolidated Net Sales and Revenues	€58,006		€318		198,764

2000:
Automobiles	€25,361	41.1%	€44	4.7%	74,292
Agricultural & Construction Equipment (3)	10,770	17.5	45	4.8	31,033
Commercial Vehicles	8,611	14.0	489	52.5	35,852
Components	4,451	7.1	55	5.9	25,975
Production Systems	2,440	4.0	87	9.3	17,636
Metallurgical Products	1,873	3.0	101	10.8	14,286
Aviation	1,491	2.4	143	15.4	5,362

Insurance (4)	4,363	7.1	(56)	(6.0)	2,875
Publishing and Communications	354	0.6	10	1.1	954
Other Companies (4)	1,916	3.1	14	1.5	15,688
Total before Eliminations and Consolidating Adjustments	€61,630	100.0%	€932	100.0%

Eliminations and Consolidating Adjustments	(4,075)		(77)
Consolidated Net Sales and Revenues	€57,555		€855		223,953

Note:	Note 21(iv) to the Consolidated Financial Statements included in Item 18 sets forth the amounts of revenues attributable to intersegment transactions for each of the Group’s sectors, but not for the Group’s “Other Companies.” The aggregate of these amounts for all sectors is shown under “Eliminations and Consolidating Adjustments” in the above table.

(1)	Represents the revenues or operating income, as the case may be, of each sector, prior to eliminations and consolidating adjustments, as a percentage of total consolidated net sales and revenues or operating income, as the case may be, prior to eliminations and consolidating adjustments. No such percentages are given with respect to the operating result for 2002, as the Group recorded a consolidated operating loss.

(2)	Operating income (loss) reflected in eliminations and consolidating adjustments arises primarily from the consolidation process.

(3)	The revenues of CNH in dollars, CNH’s reporting currency, were $9,928 million in 2002, $9,653 million in 2001 and $9,951 million in 2000. Similarly, operating income for CNH totaled $154 million in 2002, $188 million in 2001 and $42 million in 2000.

(4)	“Other Companies” include holding companies and other companies directly owned by Fiat S.p.A. Until December 31, 2001, Ferrari was included and reported in “Other Companies,” accounting for €1,058 million of the revenues, €62 million of the operating income and 2,566 employees in 2001. In 2000, Ferrari had revenues of €893 million, operating income of €46 million and 2,341 employees. The amounts shown under “Other Companies” in 2000 also include the operating data of (i) the former rolling stock and railways systems sector, which was deconsolidated as of August 1, 2000, (ii) those companies belonging to Business Solutions that provide services both to the Group, which since January 1, 2001, have been included in the “Services” sector and (iii) those of Augusta Assicurazioni, which are now included in the insurance sector.

SECTORS

     The companies of the Fiat Group in 2002 were organized into 11 operating sectors, each of which operated with broad management authority exercised within a strategic framework determined jointly by the sectors and Group management.

   Automobiles

     The Fiat Group’s automobile operations are conducted primarily through Fiat Auto Holdings B.V. and its subsidiaries (“Fiat Auto”). The automobiles sector operates internationally with three major brands: Fiat, Lancia and Alfa Romeo, and manufactures and markets automobiles and related products primarily in Italy, in the rest of Europe and in South America.

     At December 31, 2002, the sector employed 49,544 workers, including 32,786 in Italy. The sector recorded a net decrease of approximately 5,600 employees during 2002, both in Italy and abroad, reflecting cuts in production capacity as part of the sector’s restructuring initiatives and the implementation of efficiency programs. Some of the workforce reductions in Italy took place as part of an early retirement program (mobilità di accompagnamento alla pensione). See Item 6. “Directors, Senior Management and Employees—Employees and Labor Relations—Corporate restructuring and crisis management.”

     The year 2002 saw Fiat Auto working to address its operational weaknesses in the context of difficult market conditions.

     In March 2002, as part of its restructuring initiatives, the Group reorganized Fiat Auto into five business units: Fiat/Lancia/Light Commercial Vehicles, Alfa Romeo, International Development, Fiat Auto Consumer Services and Aftersales. These business units function as autonomous entities, each with its own chief executive officer and product development, manufacturing, marketing and distribution capabilities. This reorganization, announced in December 2001, is intended to allow Fiat Auto more effectively to develop and strengthen its brands over time, improve the management of its manufacturing and marketing functions and accelerate the development of its service operations.

     Fiat Auto is also pursuing other initiatives aimed at increasing the sector’s profitability and market share over the next three years. These initiatives include:

•	an accelerated renewal of the sector’s core product range, and an increased emphasis on sales in higher margin segments of the automobile market;

•	a series of cost reduction measures, including plant optimization and stock reduction, as well as workforce reductions;

•	increasing sales on European markets, thereby reducing its dependence on the Italian market;

•	a rationalization and requalification of the dealer network and revamping of the fleet sales organization;

•	increased focus on the use of common processes and components in order to reduce costs and take full advantage of the synergies available through the industrial alliance with General Motors; and

•	quality improvement initiatives including the re-engineering of core processes and appointment of “change management” teams.

     See Item 4. “Information on the Company—Introduction—The Fiat Group Relaunch Plan” for additional initiatives regarding Fiat Auto. See also “Industrial and Financial Restructuring Initiatives” in Item 5.

     In line with these initiatives, Fiat Auto in 2002 worked to upgrade its model lineup and increase the competitiveness of its brands by introducing increasingly sophisticated technologies and making its products safer and more environmentally friendly. Models introduced in 2002 in line with this strategy included the Fiat Stilo Multi Wagon and Ulysse, the Lancia Thesis and Phedra, and Alfa Romeo’s 147, 156 and Sportwagon GTA line. In connection with Fiat’s introduction of the Stilo Multi Wagon in late 2002, Fiat also relaunched the Stilo with a new marketing campaign focused on its technological advantages and accessibility. The Alfa Romeo models included a new 1.9 liter 16-valve JTD engine with Multijet technology. In June 2003, Fiat launched a new 1.3 liter 16-valve JTD Multijet engine produced by the Fiat-GM powertrain joint venture. The sector also continued to expand its line of cars fueled by methane gas with the Doblò Bifuel and, starting in 2003, the Fiat Punto, and commercial propane gas (Multipla and Ducato). In the first half of 2003, the sector presented the Fiat Gingo, the successor in the subcompact segment to the Fiat Panda, the Fiat Idea, the sector’s first entry into the new compact multipurpose vehicle segment, and the Lancia Ypsilon, which introduced new elegance and style to the subcompact segment of the market, as well as the Alfa GT Coupé, a model that combines sport, comfort and elegance. These models will be launched commercially in the second half of 2003.

     During 2002, Fiat Auto also sought to strengthen its industrial and commercial presence around the globe. More specifically:

•	In China, the joint venture between Fiat Auto and Yuejin Motor Company sold 23,000 vehicles in 2002 in its first year of sales.

•	In India, the sector increased its sales and toward the end of the year implemented a program to streamline the sales organization in that country.

•	In Turkey, Tofas a joint venture of Fiat Auto and Koc Holding A.S., continued to see steady sales of the Doblò, despite a protracted market slump that saw total demand decline to only 90,000 units, its lowest level in twenty years. In addition, the venture’s manufacturing activities produced approximately 90,000 units of the Doblò, approximately 76,000 of which were exported to Europe.

     Fiat Auto also continued to reap benefits from its industrial alliance with General Motors in 2002, particularly as a result of the joint procurement operations carried out by the GM-Fiat Purchasing joint venture. The salient points of the alliance are outlined below:

•	In 2000, General Motors and Fiat entered into a master agreement (the “Master Agreement”) initiating the industrial alliance between Fiat Auto and General Motors. In accordance with the Master Agreement, General Motors purchased a 20% interest in Fiat Auto Holdings and Fiat purchased approximately 5.4% of General Motors $1-2/3 par value common stock.

•	Under the Master Agreement, General Motors has a right of first offer (but not a call option) through July 2009 for the shares of Fiat Auto Holdings held by Fiat. The right of first offer entitles General Motors to buy all of the remaining shares of Fiat Auto Holdings at a price set by Fiat (or to offer to buy such shares at a lower price, which Fiat may accept or reject) in the event that Fiat proposes to sell its shares in Fiat Auto Holdings to a third party at that price. General Motors has the same right in respect of the shares of Fiat Auto S.p.A., the main operating subsidiary of Fiat Auto Holdings, should Fiat Auto Holdings decide to sell Fiat Auto S.p.A.’s shares to a third party.

•	During the period from January 2004 to July 2009, Fiat is entitled to put its shares of Fiat Auto Holdings to General Motors at a price to be negotiated between the parties or determined by independent investment banks. Fiat has the same right with respect to 100% of the shares of Fiat Auto S.p.A.

•	Subject to certain limitations, Fiat and General Motors have agreed not to acquire or offer to acquire the assets or securities of the other party or any of its subsidiaries without such other party’s consent for as long as each holds stock of Fiat Auto Holdings and for a period of ten years thereafter. In addition, Fiat has agreed not to allow Fiat Auto S.p.A. or Fiat Auto Holdings to take certain significant corporate actions without General Motors’s consent so long as General Motors holds stock of Fiat Auto Holdings.

     To implement the alliance, Fiat Auto Holdings and General Motors have created a series of joint ventures to leverage their purchasing and powertrain capabilities in Europe and South America. The management of both firms expects these joint ventures to provide significant opportunities to realize operating synergies and achieve positions of competitive excellence with respect to production costs. To maximize the available synergies, both companies are working jointly to achieve a gradual convergence of product platforms and establish joint programs in the area of advanced research.

     In December 2002, Fiat sold the shares of General Motors common stock it had acquired in 2000. Contemporaneously with this sale, Fiat entered into a “total return equity swap” derivative contract with the bank that acquired the shares in order to hedge its obligations in connection with the exchangeable bonds issued in January 2002. See Note 3 to the Consolidated Financial Statements included in Item 18 for a detailed description of this transaction.

     Senior executives of Fiat and General Motors have met on various occasions to discuss further industrial and commercial collaboration between General Motors and Fiat Auto. Possible amendments of the Master Agreement have also been discussed at these meetings. Such discussions are expected to continue and Fiat does not know what the results of the discussions will be or if it will reach any agreement with General Motors regarding such matters.

     General Motors in its Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 made certain statements regarding its investment in Fiat Auto Holdings and its dealings with Fiat. General Motors stated in both its Form 10-K and its Form 10-Q that it was uncertain as to whether the put would ever be exercised due to the possibilities that it could be affected by subsequent agreements of General Motors and Fiat, become non-exercisable under other provisions of the Master Agreement, or rendered unenforceable by reason of actions Fiat may have taken. In addition, Fiat may choose not to exercise the put. While Fiat believes that the put is enforceable in accordance with the terms of the Master Agreement, Fiat’s principal objective is the turn-around of Fiat Auto as a profitable independent auto manufacturer, including through increasing and accelerating the industrial and commercial collaboration with General Motors. Accordingly, Fiat views the exercise of the put only as a secondary possibility.

     In addition, in its March 31 Form 10-Q, General Motors stated that as of the date of such quarterly report it did not intend to subscribe for its pro rata portion of the approximately €5 billion capital increase approved at a Fiat Auto Holdings shareholders’ meeting on April 23, 2003. Under the terms of the capital increase, Fiat and General Motors have the right to elect to subscribe for amounts up to their respective full pro rata portion of the capital increase from time to time through October 2004. As of the date of this annual report, Fiat has subscribed for approximately €3 billion in additional Fiat Auto Holdings shares, and General Motors has not subscribed for any additional Fiat Auto Holdings shares. As a result, General Motors’ equity interest in Fiat Auto Holdings has been diluted to approximately 10%.

     Fiat Auto also took steps in 2002 to implement its industrial restructuring initiatives, including by:

•	relocating manufacturing of the Alfa 166 and Lancia Lybra models and certain other final assembly activities in Italy from its Rivalta plant to its Mirafiori plant;

•	upgrading the facilities at Mirafiori to permit the use of cold water paint, thus reducing environmental impact; and

•	ceasing most manufacturing activities in Argentina, where Fiat Auto now only continues to produce a small quantity of diesel engines.

     Although the Fiat Group is seeking to minimize the social impact of its organizational and industrial restructuring, measures were taken by Fiat Auto in 2002 to reduce its headcount in Italy. Fiat Auto also sought to reduce labor costs through the use of the cassa integrazione guadagni straordinaria (a longer-term temporary layoff benefits fund) and reduced use of temporary staff, among other means. See Item 6. “Directors, Senior Management and Employees – Employees and Labor Relations”.

     Markets and Competition.* In 2002, the Western European automobile market (measured in terms of new registrations) decreased to 14.3 million units, or 2.9% less units than in 2001, reflecting the weakness in the overall European economy, as declines were registered most of Fiat Auto’s major markets.

     In Italy, new registrations totaled 2,271,000, a decrease of 5.9% from 2001, although demand improved in the second half of the year as a result of government incentives encouraging the purchase of new cars to replace less environmentally efficient old models that took effect in July. Demand was down in all other major European countries as well, other than the United Kingdom, where registrations increased by 4.3%, to 2,572,000 vehicles. New registrations decreased in France by 4.9% to 2,139,000, in Spain by 6.9% to 1,324,000, and in Germany by a further 2.6% to 3,194,000 vehicles, continuing the negative trend of previous years.

     Elsewhere in Europe, the Polish market totaled 302,000 vehicles, or 5.3% less than the prior year as a whole, although there were signs of improvement during the latter part of the year. The Turkish market declined sharply in 2002, as new vehicle registrations fell by 32.2% to approximately 90,000. In the Mercosur countries, demand declined in Brazil by 4.6% to 1,235,000 vehicles in 2002, while the Argentine market continued its sharp decline from the already low levels of 2001.

     New registrations of light commercial vehicles also declined in Western Europe as a whole, totaling approximately 1.8 million units, or 2.4% fewer than in 2001. Only Italy bucked the negative trend, with demand in this market up 18.8%, primarily as a result of the introduction of tax incentives for new investments in October 2001.

     Fiat Auto sold a total of 1,860,000 vehicles to its dealer network, importers and other large direct customers in 2002 (1,910,000 if sales by unconsolidated affiliates are added), as compared with 2,092,000 in 2001 (2,126,000 including unconsolidated affiliates). The decrease of 11.1%, or 232,000 vehicles, in the sector’s global unit sales (excluding unconsolidated affiliates) was mainly attributable to declines of 154,000 units in Western Europe, 16,000 units in Poland, and 58,000 units in Brazil. In Western Europe as a whole, the sector’s market share of 8.2% was 1.3 points lower than in 2001. Fiat Auto’s unit sales in Western Europe excluding Italy totaled 543,000 units, a decline of 13.9%, as its share of the automobile market decreased from 4.6% in 2001 to 4.0% in 2002. The sector’s unit sales in Italy declined by 8.0%, as its market share in Italy fell from 34.6% to 30.2%. The significant declines in Fiat Auto’s market share in Western Europe and Italy reflect a strategic decision by the sector to reduce sales through less profitable distribution channels, extremely aggressive competition and the fact that commercial launch of several new models, including that of the Stilo Multi Wagon, did not take place until the second half of the year.

     The following table sets forth for the years indicated unit sales of the sector’s automobiles and light commercial vehicles in its principal markets, the percentage of the sector’s unit sales represented by each market and the sector’s automobile market shares.

*	Throughout this report, unless otherwise specified, market share and vehicle registration data for 2002 represents the best estimates available from the sources indicated as of the date hereof. The Group calculates its market share as being equal to the percentage of the total number of vehicles registered in the relevant market during the relevant period that is attributable to the Group’s vehicles. In certain cases, market share and vehicle registration data for 2001 and 2000 have been revised from that presented in the Group’s Annual Report on Form 20-F for the year ended December 31, 2001 to reflect changes in such sources appearing after the date thereof. Unit sales represent sales of vehicles to the Group’s distribution network, importers and other large direct customers during the relevant period.

	2002			2001			2000

		Percentage	Market		Percentage	Market		Percentage	Market
	Units	of units	share	Units	of units	share	Units	of units	share
	sold	sold	(%)	sold	sold	(%)	sold	sold	(%)

	(Units in thousands)
Italy	759	40.8%	30.2%	825	39.4%	34.6%	969	41.2%	35.4%
Western Europe (excluding Italy)	543	29.2	4.0	631	30.2	4.6	718	30.6	4.9

Total W. Europe	1,302	70.0	8.2	1,456	69.6	9.5	1,687	71.8	10.0
Brazil	358	19.2	25.8	416	19.9	28.5	362	15.4	27.6
Poland	61	3.3	17.7	76	3.6	23.2	133	5.7	26.8
Rest of the world	139	7.5		144	6.9		168	7.1

TOTAL	1,860	100.0%		2,092	100.0%		2,350	100.0%

Sources: Derived from a variety of official and non-official sources believed to be reliable, including the following agencies in the indicated countries: Italy — Ministero dei Trasporti; Brazil — Associação Nacional dos Fabricantes de Veiculos Automotores; France — Chambre Syndicale; Germany — Krafter Bundesamt; Spain — Direccion General de Trafico (D.G.T.); United Kingdom — Society of Motor Manufacturers and Traders (S.M.M.T.).

     In Western Europe, Fiat Auto sold a total of 1,302,000 vehicles in 2002, a 10.5% decrease compared with 2001. The decrease in sales reflected, in addition to the factors cited above, continued implementation of measures to reduce dealer inventory. Sales were lower in all of Fiat Auto’s principal markets, with the exception of Spain, where they increased by 5.9% due to strong sales of the Stilo in that market.

     The sector also saw sales and market share drop in Poland and Brazil, its two most important markets outside Western Europe. In Poland, Fiat Auto sold a total of 61,000 vehicles in 2002, a decline of 20.4% compared with 2001; the sector lost its leading market position to Volkswagen, as its market share declined to 17.7% from the 23.2% market share recorded in 2001, reflecting the general weakness in the market and aggressive competition. In Brazil, sales decreased by 13.9% to 358,000, and Fiat Auto saw its market share slide amid aggressive competition to 25.8% in 2002 from 28.5% in 2001. The sector’s 2002 market share equaled that of Volkswagen and exceeded the shares of the General Motors (25.1%) and Ford (9.1%) brands. In Argentina, in response to the worsening crisis, Fiat Auto reduced its manufacturing and other activities to the minimum level consistent with retaining the ability to relaunch these operations if conditions in the Mercosur region improve.

     The Western European market for automobiles, in which 70% of the sector’s unit sales were made during 2002, is generally divided into a number of different major model segments or classes. The Fiat Group’s three major automobile brands are generally represented in each of these segments, with individual models designed to meet a broad range of consumer tastes:

•	The Fiat brand includes models ranging from the city subcompact Seicento and Panda to the subcompact Punto and Palio, the intermediate/compact Stilo, the Doblò multipurpose vehicle and light commercial vehicle, and the intermediate Marea (which comes in both sedan and station wagon versions). The Fiat range also includes sport cars (the Barchetta) and other multipurpose vehicles (the Ulysse and Multipla). The sector also produces the subcompact Siena and Palio in emerging markets.

•	The sector’s light commercial vehicles (those with gross vehicle weights, or “GVW”, of 3.5 tons or less) are also sold under the Fiat brand, including the Ducato, Doblò Cargo, Scudo and the Strada pickup. Fiat’s Ducato utility vans are produced in Italy through the Sevel S.p.A. joint venture with Peugeot S.A., with a second joint venture with Peugeot S.A., Sevel Nord S.A., manufacturing minivans and utility vans in France for sale in the European market under the Fiat, Lancia, Peugeot and Citroën brands. Since 2000, the Ducato line has also been manufactured at the new facility in Sete Lagoas, Brazil, which Fiat Auto operates in a joint venture with Iveco.

•	The Lancia brand, traditionally associated with elegance and comfort, includes the recently restyled subcompact Ypsilon, and the intermediate Lybra (which comes in both sedan and station wagon versions). In the luxury segment, Lancia launched the new Thesis full-sized sedan in 2002, as well as its new Phedra multipurpose vehicle.

•	The Alfa Romeo brand, with its strong tradition of high performance, includes the award-winning intermediate/compact Alfa 147, the Alfa 156 and the Alfa Sportwagon in the intermediate segment, as well as the full-size Alfa 166, and two niche sports cars, the Coupè GTV and the Spider. In 2002, Alfa Romeo also launched its GTA line, with powerful 3.2-liter, 250 horsepower engines.

     The following table presents the Group’s unit sales for the years indicated by market segment.

	2002		2001		2000

		Percentage		Percentage		Percentage
	Units	of units	Units	of units	Units	of units
	sold	sold	sold	sold	sold	sold

			(Units in thousands)
City subcompacts	227	12.2%	257	12.3%	333	14.2%
Subcompacts	793	42.6	950	45.4	1,073	45.7
Intermediate/compact	373	20.0	346	16.6	331	14.1
Intermediate	107	5.8	165	7.9	252	10.7
Full-sized	11	0.6	11	0.5	26	1.1
Sports cars	4	0.2	9	0.4	13	0.6
Multipurpose vehicles	77	4.2	92	4.4	60	2.5
Light commercial vehicles	268	14.4	262	12.5	262	11.1

TOTAL	1,860	100.0%	2,092	100.0%	2,350	100.0%

     The decline in Fiat Auto’s unit sales of city subcompact vehicles was mainly due to lower sales of the Fiat Seicento in Italy and in Poland, while the decline in sales of subcompact vehicles was primarily attributable to lower sales of the Fiat Punto in Europe. The sector’s sales of intermediate/compact vehicles increased, reflecting the first full year of sales of the Stilo. The decrease in Fiat Auto’s unit sales of intermediate vehicles was due to declines in sales of the Fiat Marea, as its sales dropped ahead of the phase-out of this model in September 2002, and the Alfa 156, which lost sales to the more recently introduced Alfa 147 (an intermediate/compact car). The sector’s sales of multipurpose vehicles declined, as sales of the Fiat Multipla were down for the year and the new Fiat Ulysse and Lancia Phedra were not launched until the fall. The sector’s sales of light commercial vehicles increased slightly, primarily due to the Doblò Cargo.

     The following table sets forth for the years indicated the market shares of the Fiat Group and its major competitors in each of the automobile markets indicated.

													Total Western
	Italy			Germany			France			United Kingdom			Europe

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Fiat Group	30.2	34.6	35.4	3.2	3.7	3.7	4.1	4.9	5.4	3.7	4.7	4.7	8.2	9.6	10.0
VW Group	12.4	12.3	11.8	29.6	29.7	29.3	10.7	11.3	11.2	12.1	11.8	11.2	18.2	18.6	18.4
General Motors/ Opel	8.4	8.9	8.6	10.8	12.4	12.7	5.9	6.3	6.5	12.9	13.2	14.1	10.0	10.8	10.9
PSA Group	9.9	8.1	7.6	5.4	4.8	4.5	33.5	33.7	30.8	13.2	13.6	12.3	15.1	14.5	13.1
Ford	9.6	9.0	9.0	9.8	9.8	8.9	5.5	5.6	6.3	20.2	20.8	20.9	11.4	11.2	10.9
Renault	6.9	7.0	7.0	6.4	6.1	6.0	26.9	26.6	28.2	7.6	7.4	7.2	10.7	10.6	10.6
Japanese	10.1	9.0	8.4	10.7	9.9	11.0	6.2	5.3	5.5	15.0	14.0	14.5	11.6	10.6	11.5
Others	12.5	11.1	12.2	24.1	23.6	23.9	7.2	6.3	6.1	15.3	14.5	15.1	14.8	14.1	14.6

TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sources:	Derived from a variety of official and non-official sources believed to be reliable, including the following agencies in the indicated countries: Italy — Ministero dei Trasporti; France — Chambre Syndicale; Germany — Krafter Bundesamt; Spain — Direccion General de Trafico (D.G.T.); United Kingdom — Society of Motor Manufacturers and Traders (S.M.M.T.).

     Distribution. The Fiat Group distributes its automobiles in its principal markets throughout the world through networks of dealers in each market that are organized on the basis of their coverage of specific geographic areas. At December 31, 2002, the Group’s worldwide network consisted of 3,195 dealers, of which 558 were located in Italy and 1,251 in the rest of Western Europe. The Group also maintains significant dealer networks in Brazil and in Poland.

     Fiat Auto’s distribution strategy is based on enhancing the direct link with customers so as to increase customer satisfaction and brand loyalty, lowering distribution costs and adapting the European dealer network to take advantage of the increasing process of integration within the EU. With the goal of lowering its distribution costs so as to bring them more into line with those of U.S. automakers, Fiat Auto continues to monitor its dealer network, using a selection process aimed at identifying productive dealers that are capable of producing higher revenues from services, parts and used cars and supporting those dealers through a variety of marketing initiatives and programs.

     Production. The Fiat Group currently owns and operates 11 plants in the automobiles sector, including seven in Italy, and one in each of Poland, Brazil, Argentina and India. The production process is divided into stamping and assembly. Stamping involves the production of stamped metal sheets for the body of the automobile and its outside structure.

     Approximately 89% of the sector’s capital expenditures, which totaled €1,115 million in 2002, as compared with €1,331 million in 2001, were devoted to strategic development. More particularly, approximately 50% of capital investment was spent to complete the retooling of production lines for the new models launched during 2002, and for production equipment relating to future models. Approximately 9% of total capital expenditures was spent on manufacturing plants, while 30% was spent on capital investment in cars purchased for the sector’s long-term leasing programs. Research and development outlays for the sector amounted to €861 million in 2002, down from €870 million in 2001.

     Financial Services. In 2002, the sector’s financing and mobility services provided financial support for transactions totaling over €6,800 million, including €345 million for assets covered by long-term rental agreements. The decrease of approximately 23% compared with 2001 reflected the general weakness in Fiat Auto’s target markets and a financing policy focused on increasing loan quality and profitability. Overall, financing was provided to buyers of almost 774,000 vehicles (-33%), equivalent to 30% of new vehicles sold by Fiat Auto (39% in 2001). The €23,700 million of financing offered to the distribution network and the sector’s suppliers was approximately 3% less than in 2001, due to lower sales and declines in factoring with suppliers as a result of lower production volumes.

     In 2002, the main focus of Fiat Auto’s rental operations – Leasys, a company jointly controlled by Fidis and Enel (long-term rentals for large, multibrand fleets), and Savarent (management of small and medium-size fleets through the Fiat Auto sales network) – was on increasing the profitability of new contracts. The sector’s rental fleet numbered 123,000 vehicles, or approximately 14% more than in 2001.

     In March 2003, Fiat entered into an agreement with Capitalia, Banca Intesa, San Paolo-IMI and Unicredito Italiano, four of its major creditor banks, to sell them a 51% interest in Fidis Retail Italia, a Fiat Group company that provides credit to consumers in Europe for the purchase of motor vehicles. The transaction was contemplated by the framework agreement entered into by Fiat and these four banks on May 27, 2002. On May 27, 2003, in a first step of the transaction, Fiat transferred a 51% interest in Fidis Retail Italia together with its interests in subsidiaries for the sale of which regulatory authority approval has been received, for initial consideration of €253 million. The transfer of the other assets contemplated by Fiat’s agreement with the banks, and payment by the banks of additional consideration, will take place in the second half of 2003, once the required regulatory approvals have been received.

   Agricultural and Construction Equipment

     The Group’s agricultural and construction equipment sector is represented by CNH Global N.V., of which the Group’s wholly owned subsidiary Fiat Netherlands Holding N.V. in May 2003 held voting power equal to approximately 84.3% of the outstanding capital stock. CNH is the result of the Group’s November 1999 acquisition of Case LLC and combines Case’s operations with those of New Holland N.V., the former lead company of the Group’s agricultural and construction equipment sector. Following the acquisition, New Holland changed its name to CNH Global N.V. CNH is a leading manufacturer of agricultural equipment throughout the world, the third largest manufacturer of construction equipment and one of the world’s largest equipment finance companies. CNH distributes its globally recognized brands in over 160 countries through an extensive network of approximately 12,400 dealers and distributors. CNH also offers retail financing for the purchase or lease of agricultural and construction equipment.

     In June and July 2002, CNH completed a public offering of 10.7 million shares of common stock priced at $20 per share. Net proceeds of approximately $201 million were principally used to reduce debt. Concurrent with this offering, Fiat, exchanged $1.3 billion of CNH debt for 65 million common shares. CNH took further steps to improve its capital structure in April 2003, issuing a total of 8 million new Series A preference shares to Fiat and another of Fiat’s affiliates in exchange for the retirement of an additional $2 billion in indebtedness owed to Fiat Group companies. Each of the Series A preference shares, which carry a liquidation preference of $250 per share, will automatically convert into 12.5 CNH common shares at a conversion price of $20 per share if the market price of CNH’s common shares is greater than $24 at anytime through and including December 31, 2006, or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustments. Issuance of the preference shares increased Fiat’s ownership interest in CNH to 91.7% on a fully diluted basis.

     CNH is the only global, full-line company in both the agricultural and construction equipment industries, with activities in every significant geographic and product category in each business. In 2002, approximately 44% of CNH’s net sales were generated in North America, approximately 36% in Western Europe, approximately 7% in Latin America and approximately 13% in the Rest of the World. CNH’s broad manufacturing base includes facilities in Europe, Latin America, North America, Australia, China, India and Uzbekistan. Its global scope and scale integrates engineering, manufacturing, marketing and distribution of equipment on five continents.

     At December 31, 2002, the sector employed approximately 28,500 workers, including approximately 4,300 in Italy.

     Agricultural Equipment. CNH is one of the leading global manufacturers of agricultural tractors and holds leading market positions in combines, hay and forage equipment and specialty harvesting equipment. Its primary product lines of agricultural equipment, sold under the Case IH and New Holland brands, include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment, sprayers, and grape, cotton and sugar cane harvesters. In addition, CNH sells a large number of construction equipment products, such as telehandlers, skid steer loaders and backhoe loaders, to agricultural equipment customers. CNH also sells tractors under the Steyr brand in Western Europe.

     In order to capitalize on customer loyalty to dealers and CNH’s historical brand identities, CNH continues to use the Case IH, Steyr (tractors only) and New Holland brand names, and to manufacture equipment using each brand’s historical colors. Management believes that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors across CNH’s brands will have a higher percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. In addition, flagship products, such as row crop tractors and large combine harvesters, have a significantly greater degree of model differentiation. CNH has retained distinctive features that are specific to a particular brand as part of each brand’s identity, including the Supersteer® axle for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and the front axle mounted hitch for Steyr.

     In 2002, CNH’s 60%-owned joint venture with Shanghai Tractor and Internal Combustion Engine Corporation, Shanghai New Holland Agricultural Machinery Corp., Ltd., started to manufacture and distribute agricultural tractors of under 100 horsepower in China. CNH expects annual output at Shanghai New Holland, which was formed in 2001, to reach more than 18,000 tractors and about 16,000 engines by 2007.

     Construction Equipment. CNH manufactures and distributes a full line of construction equipment, including crawler excavators, wheeled excavators, wheel loaders, backhoe loaders, skid steer loaders and mini-excavators. The present brand and product portfolio is the heritage of many companies that have been merged into the global Case and New Holland brand families. Case Construction provides a full line of products on a global scale. The New Holland family has a regionalized focus capitalizing on historical brand names and customer relationships. For example, new Fiat Kobelco joint venture focuses on the Japanese-technology segment of the European market, O&K focuses on the segment of the Western European market that prefers German-developed technology and FiatAllis has a strong full-line offering, which serves the Latin American market.

     In January 2002, CNH finalized its agreements with Kobelco Construction Machinery Co. Ltd. and Kobe Steel Ltd. for the development, production and sale of crawler excavators and mini-excavators. In the first quarter of 2002, CNH acquired a 65% interest in Kobelco America and a 10% interest in Kobelco Japan. In July 2002, it increased its interest in Kobelco Japan from 10% to 20%. Also in July 2002, CNH acquired Hitachi Construction Machinery’s interest in Fiat Hitachi Excavators. Concurrently, CNH, Kobelco Japan and Sumitomo Corporation formed Fiat Kobelco Machinery S.p.A., to which CNH contributed the assets of Fiat Hitachi Excavators and Kobelco Japan contributed its European operations. CNH currently holds a 75% interest in Fiat Kobelco, while Kobelco Japan holds a 20% interest and Sumitomo Corporation a 5% interest, although Kobelco Japan has an option to increase its interest in Fiat Kobelco from 20% to 35% by the third quarter of 2004.

     CNH’s new generation of construction equipment products, currently being developed and introduced, share common components to achieve economies of scale in research and development and manufacturing. CNH will differentiate these products based on the relative product value and volume in areas such as precision of handling, productivity, operator controllability, product serviceability, color and styling to preserve the unique identity of each brand.

     Financial Services. CNH Capital is the captive financing arm of CNH, providing financial services to dealers and customers in North America, Australia, Brazil and (through its joint venture with BNP Paribas Lease Group) in Western Europe. CNH Capital’s mission is to improve the effectiveness of its finance activities in supporting the growth of CNH’s equipment sales and to contribute to building dealer and end-user loyalty. The principal products offered on a worldwide basis are retail loans to final customers and wholesale financing to its dealers. At December 31, 2002, CNH Capital had a serviced portfolio of approximately $12 billion, including its joint venture arrangement in Western Europe. Of this total, the U.S. accounted for approximately 62% of the serviced portfolio, Western Europe 19%, Canada 10%, Brazil 5% and Australia 4%.

     Restructuring and Divestitures. CNH management formulated a plan to integrate the operations of the Case and New Holland businesses at the time of the merger. The goal was to divest or close more than 30% of manufacturing locations, including those required to be divested by the regulatory authorities, and integrate manufacturing systems, reduce capacity and increase capacity utilization. In addition, CNH planned to close approximately 14 of its 45 parts depots while migrating to one global parts system and common parts packaging for parts that could be utilized by multiple brands or distribution networks. As of year-end 2002, 17 plants and 6 parts depots had been closed. Through the consolidation of all of its functional areas, and excluding the employees of the new Fiat Kobelco alliance and Shanghai joint venture, CNH’s employment levels are down from approximately 36,000 at the time of the merger to 27,100 at December 31, 2002, a reduction of approximately 25%.

     A key strategic objective of the merger was the realization of profit improvement initiatives. CNH expects these profit improvements to arise from the global sourcing of materials from fewer suppliers; reducing administrative costs by combining functions, reducing employment levels, outsourcing non-core functions and improving processes; rationalizing manufacturing plants and parts depots; converting to more focused manufacturing facilities; and maintaining and improving quality.

     In 2002 and 2001, CNH recorded consolidated pre-tax restructuring and other merger related costs of €18 million and €79 million, respectively. These restructuring charges relate to severance and other employee-related costs, write-down of assets, loss on the sale of assets and businesses, costs related to closing, selling and downsizing existing facilities and other merger related costs.

     New Products. CNH continuously reviews opportunities for the expansion of its product lines and the geographic range of its activities. To this end, CNH is enhancing its new product development program by using common components for its different product lines. Using common components allows CNH to balance the benefits of product differentiation with the efficiency achieved through greater manufacturing volumes. Common components allow it to preserve the strengths of the various brands, while reducing the total number of product platforms and generating significant cost savings.

     In 2002, approximately 30% of CNH’s revenues from the sale of agricultural equipment and approximately 53% of its revenues from construction equipment were derived from new products developed with common components since the merger. In 2001, these percentages were 11% and 15%, respectively. In 2002, this approach was exemplified by the all-new high horsepower row crop tractors, the Case IH MXM Magnum line and the New Holland TG line. These all-new tractor ranges are differentiated to appeal to their respective customer bases, but share significant common components.

     Markets and Competition.* Worldwide market demand in 2002 for agricultural tractors, as measured in units, increased approximately 5% from 2001 levels, while overall demand for combines

*	Market and share information for CNH presented as “worldwide” includes all countries in which it operates except India and China. Estimates of market share information for CNH are generally based on registrations of equipment in most of Europe and on retail data collected by a central information bureau from equipment manufacturers in North America, as well as on shipment data collected by an independent service bureau. Not all agricultural and construction equipment is registered, and registration data may thus underestimate actual retail demand. In many countries, there may also be a period of time between the delivery, sale and registration of a vehicle; as a result, delivery or registration data for a particular period may not correspond directly to retail sales in such a period.

increased by about 1%. In Western Europe, overall tractor market demand, as measured in units, increased approximately 5% in 2002, and overall combine market demand increased by about 14%. In North America, total market demand for agricultural tractors increased approximately 1%. This increase resulted from an increase of approximately 6% in demand for under 40 horsepower tractors, which was almost completely offset by a decline in demand of approximately 1% for mid-sized (40 to 100 horsepower) tractors, a decline of approximately 15% for large two-wheel drive tractors over 100 horsepower and a decline of approximately 19% for four-wheel drive tractors. Also during 2002, market demand in North America for combines decreased by approximately 20%. In Latin America, total market demand for agricultural tractors increased approximately 14%, led by an increase of approximately 18% in demand for tractors in Brazil, based on unit sales, as the Brazilian government sustained its programs to assist farmers in purchasing equipment. Total market demand for combines in Latin America rose approximately 25%.

     Overall worldwide market demand for construction equipment, as measured in units, decreased approximately 4% in 2002 from 2001 levels, lead by declines in light equipment in both North America and Western Europe. Heavy equipment industry sales were up approximately 2%, primarily on the strength of industry sales in the Asia/Pacific region, which were up approximately 19%. In Western Europe, overall market demand for construction equipment, as measured in units, decreased approximately 9% in 2002, whereas in North America, total market demand decreased approximately 12%. The change in market demand included declines in demand for backhoe loaders, down approximately 17%; skid steer loaders, down approximately 14%; and heavy equipment, which was down by approximately 6%. In Latin America and the Rest of World markets, demand for construction equipment increased approximately 2% and 19%, respectively.

     In 2002, CNH’s net sales of agricultural equipment as reported by CNH in U.S. dollar terms were approximately 5% higher than in 2001. This increase was due primarily to increases in wholesale unit sales of tractors and combines, the depreciation of the dollar, higher prices for certain products and revenues from CNH’s Shanghai New Holland joint venture in China, which generated revenues of $55 million in its first year of operation. CNH’s agricultural equipment wholesale unit sales in North America and Western Europe were flat to down slightly while sales in Latin America increased. Wholesale unit sales of construction equipment also declined in all areas except for the Rest of World markets.

     The agricultural equipment industry is highly competitive, particularly in North America, Europe, Australia and Latin America. CNH competes primarily with large global full-line suppliers, including Deere & Company and AGCO Corporation; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including Claas KgaA/Renault, Landini and SAME Duetz-Fahr Group, that are expanding worldwide to build a global presence; and local, low cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

     The construction equipment industry is also highly competitive, particularly in Western Europe, North America, Latin America and the Asia Pacific region. CNH competes primarily with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd., Liebherr-Holding GmbH and Terex; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi Ltd., Sumitomo Construction, Manitou B.F., Merlo UK Ltd., Gehl Company, Mustang Manufacturing Company, Inc., Yanmar Agricultural Equipment Co. Ltd. and Kubota Corporation.

     CNH’s financial services operations compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based on customer service and finance rates charged. The long-term profitability of CNH’s financial services operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries and on the prevailing interest rates at which it can borrow.

     Distribution. A strong dealer network with wide geographic coverage is a critical element in the success of any manufacturer of agricultural and construction equipment. CNH possesses one of the industry’s broadest dealer networks, consisting of approximately 12,400 dealers and distributors in more than 160 countries worldwide. CNH is working to further enhance the network through the expansion of its lines of products and customer services (including enhanced financial services) and an increased focus on dealer support.

     Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.

     In the United States, Canada, Mexico, most of Europe, Brazil and Australia, the distribution of its products is generally accomplished directly through the dealer network. In other parts of the world, its products are sold initially to distributors who then resell them to dealers in an effort to take advantage of such distributors’ expertise and to minimize its marketing costs. Generally, each of its distributors has responsibility for an entire country.

     Production. CNH manufactures equipment and components in 45 manufacturing facilities, including those operated through joint ventures and alliances. Its broad manufacturing base includes facilities in North America, Europe, Latin America, China, Australia, India and Uzbekistan. Similar manufacturing techniques are employed in the production of agricultural and construction equipment, resulting in certain economies and efficiencies.

     Commercial Vehicles

     The Group’s commercial vehicles operations are conducted through Iveco and its subsidiaries and include the manufacture and sale, primarily to customers in Western Europe, of (i) commercial vehicles; (ii) buses; (iii) several types of other vehicles for civil and military use; and (iv) diesel engines. At December 31, 2002, the sector employed 38,113 workers, including 14,377 in Italy.

     Over the past few years, Iveco has renovated and rationalized its manufacturing facilities, giving each of its plants a specific mission in the production of its product line. During 2002, heavy vehicles were manufactured in Germany, Spain and Argentina; medium vehicles in Italy and Argentina; light vehicles in Italy, Spain and Brazil; and specialized vehicles in Italy, Germany and France. Buses are manufactured by the sector’s Irisbus division in France, Italy, Spain, Hungary and the Czech Republic.

     In January 2002, Renault transferred 15% of the capital of Irisbus Holdings S.L., the company that manages all bus and coach operations of the Irisbus Group, to Iveco, increasing Iveco’s stake in the company to 65%. Iveco acquired the remaining 35% of Irisbus from Renault in December 2002.

     The sector’s manufacturing activity also includes the production of diesel engines (in Italy, France and in Brazil), other mechanical components, such as gearboxes and axles (in Italy, Spain and Ukraine), and the production of body components such as cabs, frames and pressed parts (in Italy). In China, the sector’s Naveco joint venture (50% Iveco and 50% Yuejin Group) is active in both the light vehicles and light bus segments, while the Haveco joint venture (owned in equal shares by Iveco, the Yuejin Group and the Hanghzou Group) is active in gearbox production. Iveco also has a 50-50 joint venture with the Changzhou Bus Company (“CBC”) for the production and sale of buses. CBC is one of the largest producers of mass transit vehicles in China and a leader in the domestic urban transportation market.

     In 2002, Iveco continued to implement a restructuring program launched in the second half of 2001 that targeted the closure of several of its plants outside Italy, as well as the significant reduction of its activities in Argentina. As part of this program, Iveco closed its Oldham plant in the United Kingdom and started the process of shutting down its plants in Matarò (Spain) and Ikarus (Hungary) in 2002. In May 2002, Iveco merged its heavy and medium vehicle business units, and is currently in the process of integrating their operations in order to improve production efficiencies, better coordinate its relationship with dealers and achieve savings in capital, logistics and overhead costs.

     Markets and Competition Although the Group conducts operations in the commercial vehicles sector throughout the world, Western Europe is the sector’s principal market, accounting for approximately 80% of its 2002 unit sales.

     In 2002, demand in Western Europe for commercial vehicles with a curb weight of 3.5 tons or more, as measured by new registrations, declined for the first time in eight years to a total of 650,500 units, a decrease of 5.7% from 2001. Demand was generally lower across Europe, with particular weakness in France (-7.9%), Germany (-10.4%) and Spain (-5.4%), while the Italian market bucked the trend, growing by 11.1%, primarily as a result of a new governmental measure granting tax relief for capital spending. The European market for commercial vehicles is divided into three segments: light vehicles (GVW of 3.5 to 6.00 tons), medium vehicles (6.1 to 15.99 tons) and heavy-range vehicles (16 tons and higher). The light commercial vehicles segment recorded 355,000 registrations in Western Europe, down 2.2% on 2001. The most significant declines were recorded in France (-5.4%), Germany (-3.8%) and Spain (-6.8%). These declines were only partially offset by strong growth in the Italian market (+13.8%), and by modest growth in the United Kingdom (+3.0%). Demand for medium vehicles contracted by 8.6% from 2001, with 81,800 registrations. The decline was particularly evident in Germany (-16.5%) and the United Kingdom (-8.6%), and was only partially offset by strong growth in Italy (+17.8%). Demand in the heavy vehicle market fell by 9.9%, with 213,700 registrations. The most significant declines were in Germany (-14.7%), France (-12.3%) and the United Kingdom (-6.5%), with Italy (+2.7%) once again the only significant market where growth was registered.

     Iveco’s principal competitors are other European manufacturers of the full range of commercial vehicles, such as Mercedes Benz and Renault Vehicules Industriels, and manufacturers of specialized vehicles for certain segments, such as M.A.N. and Volvo (medium and heavy-range segments), Scania (heavy-range segment) and Ford Europe, Volkswagen and Fiat Auto (light vehicles segment).

     The following table sets forth for the years indicated unit sales of Iveco vehicles in the sector’s principal markets, the percentage of the sector’s unit sales represented by each market and Iveco’s market share.

	2002			2001			2000

		Percentage			Percentage			Percentage
	Units	of units	Market	Units	of units	Market	Units	of units	Market
	sold	sold	share	sold	sold	share	sold	sold	share

	(Units in thousands)
Italy	44.3	27.4%	39.4%	39.3	24.5%	40.0%	45.8	27.8%	42.4%
Western Europe (excluding Italy)	84.5	52.2%	13.8%	89.1	55.5%	13.3%	85.1	51.6%	13.8%

Total Western Europe	128.8	79.6%	17.9%	128.4	80.0%	17.0%	130.9	79.4%	17.8%
Rest of the world	33.1	20.4%		32.0	20.0%		33.9	20.6%

Total	161.9	100.0%		160.4	100.0%		164.8	100.0%

Sources: Derived from a variety of official and non-official sources believed to be reliable, including the following agencies in the indicated countries: Italy — Ministero dei Trasporti-Motorizzazione Civile Trasporti in Concessione (M.C.T.C.); France — Association Auxiliaire de l’Automobile (A.A.A.); Germany — Kraftfahrt Bundesamt; Spain — Direccion General de Trafico (D.G.T.); United Kingdom — Society of Motor Manufacturers and Traders (S.M.M.T.); Brazil — Associação Nacional dos Fabricantes de Veiculos Automores (A.N.FA.VE.A).

     In 2002, Iveco sold a total of 161,880 vehicles throughout the world, a 0.9% increase on 2001. Iveco’s sales including those by associated licensees, which amounted to approximately 37,500 units (34,300 in 2001), totaled 199,380 units. Iveco sold 128,800 vehicles in Western Europe, a 0.3% increase from 2001, with the increase being entirely attributable to the sector’s increased share in Irisbus. Excluding sales attributable to this increased interest, Iveco sold 124,550 vehicles in 2002, or 3.0% fewer than in 2001. Sales in the French market contracted sharply, as the number of vehicles Iveco sold decreased by 23.1% from 2001, reflecting in part the implementation of more selective policies in offering sales contracts with buy-back clauses. Iveco’s unit sales also declined in Germany (-8.0%). These declines were offset by positive performances in Italy and the United Kingdom, which also helped Iveco slightly increase its share of the Western European market to 17.9%, up 0.9 percentage points from 2001. The increase in Iveco’s market share also reflects a significant increase in its share of the medium-weight market segment, and an improved performance in the heavy vehicle market, primarily attributable to the introduction of the “Stralis” model, which was launched early in 2002.

     Iveco sales to Eastern European countries exceeded 9,500 units, a 2.1% decline compared to 2001, amid a general contraction in demand. In non-European markets, Iveco sold about 23,600 vehicles, a 5.8% improvement on 2001, reflecting an increase of approximately 10% in China as Naveco, in which Iveco owns a 50% interest, built and sold over 14,500 vehicles, as well as an increase in sales by associated licensees in India and Turkey. In India, Iveco’s Ashok Leyland affiliate, in which the sector holds a 15.3% interest, built and sold a total of approximately 33,450 units, approximately 2,750 (or 9%) more than the in previous year, mainly as a result of increased sales in India, where Ashok Leyland sold 31,000 units. In Turkey, Otoyol, a joint venture with the Koç Group in which Iveco holds a 27% interest, sold about 4,100 units, or approximately 13% more than in 2001.

     Irisbus sold a total of 8,431 units (9,500 in 2001), for a 27.3% share of the Western European market; in which Irisbus and its competitor the Evobus Group, which had the same market share, are now the market leaders. The decline in units sold was primarily attributable to significantly lower orders from public sector entities.

     Iveco manufactured a total of 361,200 diesel engines in 2002, a decrease of approximately 13.0% from 2001, reflecting lower sales of light engines to third-party customers. During the year, Iveco began production of a new line of engines for CNH construction machinery and agricultural applications, and produced the first prototypes of new range of V-shaped engines for electric power generation and rail transport. Sales to third parties accounted for approximately 58% of total engine output, down three percentage points from the previous year, partly as a result of contraction in the power generation market.

     Activities in the fields of innovation and product development continued in 2002, targeted in particular at completing development activity and investments for the heavy road range, which will culminate in 2003 with the launch of the new “Stralis Active Time” and “Stralis Active Day” vehicles to follow the “Stralis Active Space,” with cabs designed to be comfortable for medium-, short- and long-haul journeys, respectively. In the medium range, Iveco has completed development and capital spending programs for the new EuroCargo, which was launched in May 2003. Iveco also pursued development of new engine families that include similar motors for various applications: automotive, agricultural, power generation and rolling stock. Irisbus also continued to invest in product innovation, placing particular emphasis on the development of the CiVis, a new mass transit vehicle with an electric or hybrid propulsion system.

     Distribution. The Group distributes its commercial vehicles in Western Europe through networks of independent dealers, as well as through Iveco-owned dealers and branches. During 2002, management’s review of the sector’s sales operations continued, resulting in the further consolidation of the dealer network as part of Iveco’s efforts to improve the quality of customer service, increase profitability and reduce the overall cost of distribution. At December 31, 2002, Iveco had 250 independent dealers, including Astra and Seddon Atkinsons, in Western Europe and 26 owned dealers and branches. In the more developed markets of Eastern Europe, Iveco distributes vehicles through 60 independent dealers. In export markets outside of Europe, the Group markets its products through 75 distributors and seven owned subsidiaries, as well as through importers, licensees and affiliates. In Turkey and in China, Iveco sells its vehicles through the commercial networks of its joint venture partners. At December 31, 2002, Iveco’s distribution network in the Mercosur region included 41 independent dealers in Brazil, 10 in Argentina and 8 in Venezuela.

     Dealers in heavy-load vehicles tend to be specialists, since sophisticated servicing facilities must be available at all times across substantial distances. Iveco also approaches owners of large fleets directly in order to sell them a package designed to meet all of their hauling and servicing needs.

     Production. As at December 31, 2002, the commercial vehicles sector had 45 manufacturing facilities, including 12 in Italy, 7 in France, 6 in Spain, 5 in China, 3 in Germany, 2 in each of Ukraine and Hungary, and one in each of Austria, Switzerland, the Czech Republic, Brazil, Argentina, Australia, Ethiopia and Venezuela. Together, these factories produced a total of approximately 147,700 vehicles and 361,200 diesel engines in 2002.

     The international expansion of Iveco in recent years has focused on joint ventures (such as those active in China, Turkey and India) and licensing agreements in markets where management believes that good growth opportunities exist. Commercial vehicles are currently produced by companies outside the Group in Eastern Europe, Asia, the Middle East, Africa, Latin America and Australia, in each case pursuant to licensing arrangements with Iveco.

     In 2002, Iveco also continued to expand its portfolio of maintenance and repair contracts, adding 14,800 new contracts during the year, bringing the total of contracts in force to 43,500 at December 31, 2002.

     Capital expenditures for the year amounted to €587 million, of which €256 million related to industrial investments, as compared with a total of €718 million in 2001, following the completion in 2001 of a major program of investment in engine production lines. Investments in vehicles for fleet leasing activities accounted for the remaining €331 million of the 2002 total (having totaled €348 million in 2001). Further expenditures went to restructuring and modernizing a plant owned by Irisbus’s Czech subsidiary, Karosa, to bring it in line with European manufacturing standards.

     Financial Services. Iveco offers financial and leasing services related to the sale of its vehicles through Iveco Finance Group, which in 2002 included Transolver Finance, Transolver Services and the Fraikin companies. In 2002, the Iveco Finance Group signed 34,000 contracts to finance the sales of new vehicles, down slightly from 34,400 in 2001, as well as financing contracts for approximately 6,000 used vehicles, up approximately 12% from 5,400 in 2001. Overall, the sector provided financing for 29.4% of the vehicles sold by Iveco in 2002, in line with 2001 levels. The sector’s total portfolio of financing contracts outstanding at December 31, 2002, amounted to approximately 105,700 units, with a total net value of approximately €2,600 million. During the year, Iveco also opened a finance company in Portugal. In its leasing operations, managed primarily by the Fraikin Group, the fleet of rental vehicles remained stable at approximately 37,000, as significant expansion in the Spanish market (approximately 50%) as a result of strong growth in the long-term leasing business was offset by a 15.8% contraction in the United Kingdom.

     In the first quarter of 2003, Iveco sold Fraikin, a leading French provider of long-term leasing services for commercial vehicles that had been acquired in 1999, to Eurazeo for net proceeds of approximately €294 million. The sale was part of the Fiat Group’s disposal program, aimed at improving its financial structure and restructuring its business portfolio. Iveco expects to continue to maintain a business relationship with the Fraikin Group following its divestiture.

     Ferrari

     The Group also controls Ferrari, the luxury sports car manufacturer. Ferrari has primary operational responsibility for the Group’s Maserati brand, having purchased a 50% interest in Maserati during the second half of 1997 and acquired the remaining 50% interest in 1999 from Fiat Auto. The highly specialized nature of Ferrari’s products, design processes, manufacturing techniques and distribution channels necessitates management that is itself specialized and different from that of the Group’s core automotive business, which is the manufacture and sale of automobiles to mass market consumers. For these reasons, the management of Fiat S.p.A., rather than that of Fiat Auto, directly oversees Ferrari and, accordingly, Ferrari’s and Maserati’s results are excluded from those of the automobiles sector, and, beginning in 2002, have been reported as a separate sector.

     Ferrari contributed 2.0% of the Group’s total 2002 net sales and revenues, prior to eliminations and consolidating adjustments.

     In 2002, Ferrari remained at the top of the world’s most popular automobile racing series, retaining the Formula One World Constructor’s Championship for the fourth consecutive year and winning the Driver’s Championship for the third consecutive year. Ferrari’s consolidated revenues (including those of its Maserati subsidiary) totaled €1,208 million in 2002, an increase of 14.2% from the €1,058 million reported in 2001, reflecting higher sales of its Maserati models following the brand’s reintroduction on the North American market during the year. The Ferrari brand’s main markets are Europe, the Far East and North America.

     The following table shows for the years indicated the sector’s unit sales in its principal markets:

	2002			2001			2000

	Ferrari	Maserati	Total	Ferrari	Maserati	Total	Ferrari	Maserati	Total

Italy	518	403	921	490	272	762	417	30	447
W.Europe excl. Italy	1,924	1,664	3,588	1,940	1,241	3,181	1,886	1,251	3,137

Total W.Europe	2,442	2,067	4,509	2,430	1,513	3,943	2,303	1,281	3,584
United States	1,206	1,172	2,378	1,206	—	1,206	1,092	2	1,094
Rest of the World	616	328	944	635	274	909	602	405	1,007

Total	4,264	3,567	7,831	4,271	1,787	6,058	3,997	1,688	5,685

     During the year, Ferrari introduced the 575M Maranello 12 cylinder model, which combines high levels of performance and comfort, as the successor to its 550 Maranello model. Ferrari also launched a limited series car called the Enzo Ferrari, named after the company’s founder. Vehicle shipments for the Ferrari brand totaled 4,264 in 2002, a slight decrease from 4,271 in 2001, largely as a result of the phase-in of the new 575M Maranello. The United States remained the main market for the Ferrari brand, with 1,206 units shipped (the same number as in 2001). In Western Europe, shipments of 2,442 cars were made during 2002, of which 683 were shipped to Germany (+5%) and 518 to Italy (+6%), compared with a total of 2,430 shipped in Western Europe in 2001.

     In 2002, Maserati returned to the U.S. market after an absence of more than ten years, with significant success. The Maserati Coupé was launched in January 2002 and enthusiastically received both by the media and by customers. In 2002, Maserati shipped 3,567 units, nearly doubling the volumes of the previous year. Its most important markets were the United States (1,172 units), Germany (590 units, +38%), the United Kingdom (431 units, +21%) and Italy (403 units, +48%).

     At December 31, 2002, the sector employed 2,896 workers, including 2,770 in Italy.

     During 2002, Fiat sold 34% of Ferrari S.p.A. to a Mediobanca-led consortium of banks, receiving net proceeds of €758 million. See “—Introduction—Strategies and programs.”

     Components

     The Group’s components sector is led by Magneti Marelli Holding S.p.A., a wholly owned subsidiary of Fiat. The components sector contributed 5.5% of the Group’s total 2002 net sales and revenues, prior to eliminations and consolidating adjustments.

     Magneti Marelli supplies components to nearly all of the world’s major car manufacturers, including Peugeot PSA, Renault, Volkswagen, DaimlerChrysler, BMW, Ford and Opel (General Motors’s European subsidiary), as well as the other companies of the Fiat Group. Magneti Marelli is among the largest European producers of lighting systems in the world. The General Motors group is becoming an increasingly important customer of the sector for products such as lighting and exhaust systems.

     In keeping with the sector’s focus on developing complete modules and systems, Magneti Marelli’s products include lighting systems using innovative technologies, engine and gearbox controls, and exhaust and suspension systems. In a business environment that is becoming increasingly global and competitive, the main trend characterizing the components industry continues to be the demand for increasingly sophisticated products at lower costs. At the same time, carmakers are pursuing solutions that simplify manufacturing processes and are requiring components manufacturers to supply systems and modules that are designed in cooperation with their own design staff. In response to these trends, Magneti Marelli has developed a strategy based on innovating, focusing on businesses that supply complete systems with high technology content.

     In 2002, Magneti Marelli reported revenues of €3,288 million, a decrease of 19.3% from 2001, attributable in part to the divestiture of certain sector operations during the year. On a comparable consolidation basis, the decrease would have been approximately 10%, reflecting lower sales volumes. The declines were primarily attributable to the persistent weakness in the global economy, which has led to a drop in demand from original equipment manufacturers, particularly in Europe and South America. The lower production volumes required in this economic climate forced the sector to implement an industrial restructuring of Magneti Marelli, which also affected the sector’s profitability through increased restructuring costs and the impairment of goodwill attributable to its automotive lighting, powertrain and Midas activities, as well as writedowns in the value of other intangible assets. See “Industrial and Financial Restructuring Initiatives” in Item 5 for additional information.

     In 2002, 37% of the sector’s revenues were derived from sales within the Group, as compared with 40% in 2001.

     In 2001, the activities of the components sector were reorganized into five separate companies an effort to enhance their value and improve the likelihood of establishing industrial alliances and/or divesting relevant activities. These were Magneti Marelli Holding, Magneti Marelli Powertrain S.p.A., Magneti Marelli Services S.p.A. and Magneti Marelli Aftermarket S.p.A., plus Magneti Marelli Sistemi Elettronici S.p.A. Subsequently, in the first half of 2002, consistent with the Group’s strategy of focusing on its core businesses, the Group concluded two transactions involving elements of the components sector. In March, Fiat sold Magneti Marelli’s aftermarket operations to Concordia Finance S.A., a company owned 45% by RGZ, 25% by Interbanca and 30% by Fiat, which will distribute automotive spare parts under the Magneti Marelli brand. In May, Fiat sold Magneti Marelli Sistemi Elettronici S.p.A. to the Mekfin Company of Italy, resulting in the deconsolidation of these activities with effect from the beginning of 2002.

     In 2002, a significant portion of the sector’s budget was devoted to investments in research and development. Expenditures for these initiatives during the year amounted to €310 million, or 9.5% of Magneti Marelli’s revenues (compared to €467 million, or 11.5% of sales, in 2001). This amount included €148 million of investments in tangible fixed assets and €162 million spent on research and development projects that were focused on product innovation.

     The sector operates through 49 production plants located worldwide, including 19 in Italy, seven in Brazil, four in France, three in each of the Poland and Mexico, two in each of the United States, Spain and Germany, and one in each of Russia, China, Argentina, the United Kingdom, the Czech Republic, Malaysia and South Africa. At December 31, 2002, the sector employed 20,716 workers, including 7,452 in Italy.

     Production Systems

     Comau B.V., a wholly owned subsidiary of the Group, is the lead company of the production systems sector. Production systems contributed 3.9% of the Group’s total 2002 net sales and revenues, prior to eliminations and consolidating adjustments. The sector’s revenues totaled €2,320 million in 2002, an increase of 4.6% from 2001 that reflected higher volumes of contract work in North America and growth in maintenance services revenues, which more than offset a decline in revenues from contract work in Europe and South America.

     The sector’s core business is the engineering and manufacturing of industrial automation systems and related products, mainly for the automotive industry. Its principal products include metalworking systems, mechanical assembly systems, body welding and assembly systems, sheet metal dies and injection molds, injection molding presses, handling systems, robotics, product and process engineering, software engineering and systems, and specialized maintenance services. The sector’s principal customers are international automotive manufacturers, including the automotive sectors of the Fiat Group. In 2002, approximately 24% of the sector’s revenues were derived from sales within the Group, compared to 32% in 2001.

     Competition in this sector mainly consists of large diversified international groups operating in the field of production systems for the mechanical and automotive industry. The competitive environment, which reflects a structural excess of production capacity in the traditional industrialized countries, benefits producers of innovative solutions that can offer a wide range of production systems on an international basis and are capable of engineering flexible manufacturing solutions. In particular, demand has been evolving toward integrated systems and services that require a gradual commitment of resources, can serve multiple purposes (modularity and operating flexibility) and have a long life cycle (reliability and convertibility).

     In 2002, the sector’s activities in the markets in which it operates were characterized as follows: in the United States, by reductions in the capital spending programs of automotive manufacturers, particularly during the second half of the year. In Europe, the market was characterized by strong competition in terms of prices and financial conditions as a result of new Japanese and Korean competitors. In South America, the decline in capital spending intensified, both as a result of the continuing crisis in Argentina and of the political and economic uncertainties in other countries in the region. In the Far East and Japan, competition remained fierce amid depressed demand and excess manufacturing capacity.

     In 2002, new orders for contract work booked by the sector totaled €1.8 billion, or 2.5% more than in the previous year. This improvement was primarily attributable to an increase in North American orders for bodywork welding systems and new orders in Europe, and particularly in Germany, for bodywork lines and painting systems, which offset lower orders in both regions for powertrain systems.

     The sector’s maintenance service operations, carried out by Comau Service, recorded an increase in revenues of approximately 9%, reflecting growth in its delivery of services both to third parties and to other Group companies. During 2002, the sector sought to develop Comau Service’s plant maintenance activities, primarily through acquisitions in Italy and Europe.

     This sector also participated in the Group-wide restructuring initiatives, continuing to streamline its organizational structure in various countries and seeking to enhance cost efficiencies through cooperation in the industrial and commercial fields. See also “Industrial and Financial Restructuring Initiatives” in Item 5.

     At December 31, 2002, the sector’s activities were conducted through 35 manufacturing facilities, including 12 in the United States, six in each of the United Kingdom and Italy, four in France, three in South Africa, and one in each of Mexico, Poland, Spain and Turkey. At December 31, 2002, the sector employed 18,186 workers, including 8,069 in Italy.

     Metallurgical Products

     The Group’s metallurgical products sector is led by Teksid S.p.A., which is 66.5% owned by Fiat, with the remainder being held by Renault. Metallurgical products contributed 2.6% of the Group’s total 2002 net sales and revenues, prior to eliminations and consolidating adjustments. In 2002, the sector reported revenues of €1,539 million, as compared with a total of €1,752 million in 2001. The decrease of 12.2% reflects both the general slowdown of demand for vehicles in 2002 and the deconsolidation of the sector’s aluminum business unit on September 30, 2002. On a comparable consolidation basis, Teksid’s revenues declined by approximately 5%. In 2002, approximately 10% of the sector’s revenues were derived from sales within the Group, as compared with 20% in 2001, reflecting the fact that since July 2001, sales to the Group’s activities contributed to the Fiat-GM Powertrain joint venture are now considered sales to third parties.

     The year 2002 was marked by the disposal of Teksid’s aluminum business unit to pool of investors comprising the Questor Management Company, JPMorgan Partners and another private equity group, on September 30, 2002, for approximately €309 million. The aluminum business unit generated €866 million in revenues in 2001 and €660 million in the first nine months of 2002, and included plants in the U.S., Italy, France, Poland, Mexico, Brazil and Argentina and joint venture facilities in Turkey and China.

     In 2002, sales of the sector’s cast iron division decreased 9.8% to €575 million, reflecting weak demand for both light and heavy vehicles on the European market and pricing pressures caused by structural overcapacity in the industry. Revenues generated by the magnesium division were up 5.9% to €304 million, largely because of steady demand for sport utility vehicles in North America.

     The sector’s principal competitors are divisions of other automobile manufacturers, as well as other manufacturers of metallurgical products operating in different markets. Competition is based primarily on price and the reliability of the products, which in turn is dependent upon the technology used to produce them. The sector is reacting to the difficult market conditions impacting the cast iron business by developing new products and by taking measures to enhance profitability, including by reallocating production to more profitable plants and improving operational efficiencies.

     At December 31, 2002, the metallurgical products sector had 12 manufacturing facilities, two in each Italy, France, and China and one in each United States, Brazil, Poland, Mexico, Canada, and Portugal. At year-end, Teksid employed 7,368 workers, including 1,284 in Italy.

     Aviation

     This sector is primarily engaged in two business areas: aircraft engine components and aerospace systems, with its lead company being FiatAvio, a wholly owned subsidiary of the Group. The aviation sector contributed 2.6% of the Group’s total 2002 net sales and revenues prior to eliminations and consolidating adjustments. FiatAvio designs, develops and manufactures: (i) parts and components for engines for commercial and military aircraft in collaboration with major aircraft engine manufacturers; and (ii) propulsion systems for launchers, satellites and rockets.

     In 2002, the sector recorded revenues of €1,534 million, a decrease of 6.2% from 2001, mainly due to a slowdown in the commercial aircraft market. The year was characterized by a continuing weakness in worldwide demand for air travel, which started during the last quarter of 2001. Airline downsizings, especially in North America and Europe, dampened demand for new engines and overhaul services from commercial aviation customers. The governmental aviation market, however, is expanding, due both to European government renewals of military fleets and to increased defense spending in the United States.

     Significant events in the area of commercial aircraft engines with which the sector was involved during 2002 included the entry into service of Trent 500 engines on the Airbus A340-600 and PW 308 on the Dassault Falcon 2000Ex, in addition to the completion of flight certification activities on the GE90-115B engine for the Boeing B777-200ER and of the T700-T6E1 engine for the Italian helicopter NH90. In the United States, in spite of generally weak demand for power generation units that use aircraft engine technology to produce electricity, FiatAvio signed a letter of intent with General Electric for the development and manufacture of an industrial turbine able to produce more than 100 MW (LM7000) of power, expected to be operational in 2005-2006.

     Work performed under government programs included continued series production of EJ200 engines for the Typhoon European fighter and collaboration with Honeywell on the F124 GA 200 turbofan engine for the Aermacchi M346 advanced trainer. In 2002, FiatAvio also entered into collaboration agreements with General Electric and Rolls-Royce North America for the development and production of the F136 engine for the U.S. F35 (JSF) fighter jet. In the marine defense field, naval programs continue with the delivery of a propulsion system for a new Italian Navy aircraft carrier and for the new Horizon Class frigates for the Italian and French navies (a total number of 12 LM2500 turbines). FiatAvio also signed its first “power by the hour” contract for services integrated with the ISIS (In Service Information System) with the Italian Air Force.

     In 2002, FiatAvio’s space business unit, Arianespace, completed four launches with the Ariane 5 and seven with the Ariane 4. Following the problems with the new cryogenic engine, noted during the Ariane 5 launch of December 2002, corrective actions are underway and flights are due to resume with the standard version of the launcher. Within the VEGA program, detailed design of the Zefiro 23 and Zefiro 9 engines began in the fourth quarter of 2002, while the design of the solid fueled rocket P80 has entered the operative phase.

     The sector operates 13 manufacturing plants, of which ten are in Italy, two are in French Guiana and one is in Poland.

     In April 2003, Fiat signed a memorandum of understanding with the Carlyle Group of the United States for the sale of FiatAvio. The sale is part of the Fiat Group’s disposal program, aimed at reducing indebtedness and refocusing the Group’s strategy on its core businesses.

     Insurance

     The Group’s insurance sector operates primarily through Toro Assicurazioni, an Italian life and non life insurance company that is wholly owned by the Group, as well as through other insurance companies controlled by Toro Assicurazioni. The sector’s other principal companies are Nuova Tirrena, Augusta Assicurazioni, Augusta Vita, Lloyd Italico Assicurazioni, Lloyd Italico Vita, Roma Vita (a joint venture with Capitalia Group) and Toro Targa Assicurazioni (a joint venture with Fiat Auto) in Italy and Le Continent IARD, Le Continent Vie, Guardian Vie and Union Generale du Nord in France.

     The revenues of the Group’s insurance sector (equal to premiums earned) decreased by 10%, from €5,461 million in 2001 to €4,916 million in 2002. Insurance activities contributed 8.2% Group’s total net sales and revenues in 2002 prior to eliminations and consolidating adjustments.

     The Italian insurance market continued to expand in 2002, with a total nominal growth of approximately 15% compared with 2001, above the trend realized in the previous two years. The increase was primarily due to high growth in the life insurance area (+19.4%), as continuing financial market uncertainty resulted in a reallocation of savings from mutual funds to lower-risk insurance products. The non-life insurance segment also achieved stronger growth (+ 8.3%) than in previous years, both in motor and in non-motor lines. In France, the sector’s second-largest market, the rate of growth was lower (+4%).

     In 2002, the Toro Group’s premium underwriting volume declined by approximately €500 million, largely due to lower sales of life insurance products through banking channels as a result of corporate reorganizations affecting the distribution network, while non-life activity increased by approximately 5%.

     At December 31, 2002, the sector’s investments in financial assets and real estate totaled about €17,500 million, exceeding required technical reserves by about €1,000 million.

     At December 31, 2002, the Toro Assicurazioni group employed 3,098 persons, including 2,284 in Italy. The sector’s major competitors are primarily other Italian and European insurance companies.

     In March 2003, Fiat accepted a binding offer from the De Agostini Group for the sale of Toro Assicurazioni for €2,400 million. The sale, which is subject to regulatory approvals, is expected to close in July 2003. The sale is part of the Fiat Group’s disposal program, aimed at reducing indebtedness and refocusing the Group’s strategy on its core businesses.

     Services

     This sector, which marked its second year of activity in 2002, provides integrated corporate services and outsourcing of business processes. Led by Business Solutions, in 2002 the sector focused in particular on reinforcing its commercial position, including through an advertising campaign on the Italian market, while seeking to exploit the potential for synergies with its operating partners.

     Business Solutions reported revenues of €1,965 million in 2002, an increase of 8.9% over 2001, with third-party customers accounting for over 51% of the total (over 40% in 2001). The sector operates in the four main areas of activity described below.

•	Human Resources. Human Resources provides payroll management, training, temporary employment and other human resources services. Following its acquisition in early 2002 of Italian temporary employment agency Cronos S.p.A., the sector is one of the top four such companies in the Italian market. This unit generated revenues of €235 million in 2002, as compared with €88 million in 2001, with non-Group customers accounting for more than 70% of revenues, as compared to 55% in 2001.

•	Property, Engineering & Facility Management. This area provides a broad range of real estate management services. The unit, which includes Fiat Engineering S.p.A., can also serve as a general contractor in major civil engineering and infrastructure projects. The unit’s revenues in 2002 totaled more than €657 million, a decline from €711 million in 2001, mainly reflecting the deconsolidation of Fenice S.p.A. as of July 1, 2001. Customers from outside the Fiat Group accounted for 75% of revenues in this area, compared to 38% in 2001.

•	Administrative Services and Procurement. This area offers administrative services on an outsourced basis and corporate financial consulting support through Fiat Gesco S.p.A. It also provides services relating to back office operations and procurement (both traditional and online), customs services, and logistics. The unit, which in 2002 included procurement activities that were considered as an independent area of activity in 2001, recorded revenues in 2002 of approximately €340 million, compared to €294 million in 2001. Revenues for the area on a comparable basis in 2001 would have been approximately €301 million.

•	I.C.T. – Information and Communication Technology. This area, operating through a 50-50 joint venture with IBM Italia called Global Value, provides technology infrastructure management and software application development services. The unit also holds a 30% interest in Atlanet S.p.A., a provider of telephony services in Italy. The unit’s revenues in 2002 totaled €672 million, compared to €566 million in 2001.

     The sector also includes Investimenti e Gestioni S.p.A., a real estate company whose mission is maximize the value of the Fiat Group’s real estate portfolio, and Sestrieres S.p.A., which operates the lift facilities at the Via Lattea ski area, a future site for the 2006 Winter Olympics.

     In the first quarter of 2003, Business Solutions sold to the Zunino Group approximately 56% of IPI S.p.A., which operates in the field of large property improvement, management, and sales. IPI S.p.A., in which Business Solutions retains a 10% interest, accounted for 4.6% of the revenues of the Property, Engineering and Facility Management area in 2002, was deconsolidated as of January 1, 2003.

     Publishing and Communications

     This sector’s operations consist principally in the publication and distribution of the Turin-based daily newspaper La Stampa. Other operations of this sector include the sale of advertising space in print, television and Internet media.

     In 2002, sales of Italian newspapers totaled approximately 5,900,000 copies per day, a decrease from the 6,000,000 copies per day sold in 2001. The advertising market declined by approximately 3.5%, continuing the negative trend started in 2001, with accompanying declines in other media segments, with the exception of television. Despite these negative trends, the sector posted net sales and revenues in 2002 of €360 million, a 4.0% increase from the €347 million reported in 2001, reflecting an increase in La Stampa’s newsstand price from €0.77 to €0.88 in December 2001, and to €0.90 in March of 2002, as well as to the acquisition by Publikompass of new print advertising contracts.

     Editrice La Stampa S.p.A. reported an average daily circulation of 384,000 copies, decreasing from 406,000 copies in 2001, largely as a result of the increase in La Stampa’s newsstand price. This negative trend was offset in part by the introduction in May 2002 of new local editions of La Stampa for Rome and Milan. During 2002, Editrice La Stampa also implemented several “brand-stretching” initiatives, using La Stampa’s nationally recognized brand name to market through newsstands serial publications such as a universal atlas and “Flavors of the World” food guides.

     Other Companies

     In addition to its operating sectors, Fiat also has holding companies, service companies and other operations under its direct control. In 2002, these other companies contributed 1.2% of the Group’s net sales and revenues, prior to eliminations and consolidating adjustments. At December 31, 2002, these companies employed 4,171 workers, including 3,282 in Italy.

     The most significant of the Group’s other companies included in these results are Fiat Research Center (FRC) and Elasis, which occupy an important place in the Group’s strategies and development plans (see “Research and Development” below).

SUPPLY OF RAW MATERIALS AND COMPONENTS

     The Fiat Group’s increased focus on quality improvement, cost reduction, product innovation and production flexibility has required a change in the Group’s historical relationship with its suppliers. To this end, the Group has relied upon suppliers with a focus on quality and the ability to provide cost reductions. The Group views its relationships with its suppliers as partnerships, and in recent years it has established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant market. To these suppliers, the Group offers long-term, stable relationships and high volume supply contracts, cooperation in the development of new products and joint research on cost reduction methods. In order to obtain optimal results from its supplier relationships, the Group has implemented advanced design techniques (such as co-designing and simultaneous engineering) so as to ensure that the products supplied are reliable, produced efficiently and delivered on time. The most significant aspect of the cost savings element of the Group’s Relaunch Plan is targeted at reducing the cost of direct production materials, which is expected to be achieved through a number of means, including design-to-cost engineering programs that can develop more efficient solutions through the use of common platforms and components and allowing suppliers to realize economies of scale. For additional details on the Relaunch Plan, see “—Introduction — The Fiat Group Relaunch Plan”. Management believes that adequate supplies and alternate sources of the Group’s principal raw materials are available and does not believe that the prices of these raw materials are especially volatile.

     Following the alliance signed between Fiat Auto and General Motors in July 2000, the purchasing activities of Fiat Auto and General Motors in Europe and in Latin America are jointly operated through the GM-Fiat Worldwide Purchasing B.V. joint venture, with operational offices in Ruesseslheim, Germany. This purchasing joint venture has allowed Fiat Auto to rapidly realize significant synergies through leveraging higher purchasing volumes.

OPERATING ENVIRONMENT

     As the largest private sector industrial group in Italy, the Fiat Group is affected by social, economic and political developments in Italy. At the same time, by virtue of its significant operations outside of Italy, the Group is subject to the risks normally associated with cross-border transactions, principally those relating to exchange rate fluctuations and delayed payments from customers in certain countries. Finally, because the Group’s operations are based in Europe, both the intensifying integration of the European market and the recent economic and political developments in Eastern Europe will create new opportunities and challenges for the Group’s management.

The Republic of Italy

     The Republic of Italy is composed of 20 regions covering an area of approximately 301,000 square kilometers on a peninsula in the middle of Southern Europe, with a population of approximately 56 million. The most important industrial and commercial activity is situated in the north-central part of Italy.

     Government. The Republic of Italy was proclaimed in 1946 and a President was elected in the same year. The present Constitution, which took effect in 1948, provides for the powers of a democratic state to be divided among the Parliament, the Executive and the Judiciary. The head of state is the President, who is elected by Parliament and holds office for a period of seven years. The President has the power to designate the President of the Council of Ministers, who is then confirmed (and may be removed only) by Parliament. The President of the Council of Ministers heads the executive branch. Parliament consists of the Senate and the Chamber of Deputies. Parliamentary elections must be held every five years, although they have often been held more frequently.

     From the end of World War II until 1994, the Christian Democratic Party was the largest political party in Italy, although no single party has had an overall majority in Parliament since 1953. Until 1994, Italian politics was dominated by four- and five-party coalitions consisting of Christian Democrats, Socialists, Social Democrats, Liberals and Republicans. Traditionally, the main opposition parties included the former Communist Party and the right-wing Italian Social Movement.

     In 1993, Parliament approved a new law based on the results of the referendum on electoral reform held in April 1993. The general elections of March 1994 were the first to be held under the new voting system, which introduced “first past the post” voting rules for three-quarters of the seats in Parliament and proportional representation for the remaining quarter. Since that time, a series of center-left, center-right and non-partisan “technocratic” coalitions have controlled Parliament. One of the major achievements of this period was Italy’s qualification as a founding member of the third stage of European Monetary Union on January 1, 1999, having met the convergence criteria set forth in the Maastricht Treaty with respect to the public sector deficit, inflation, interest rates and exchange rate stability. During 2000, a government led by Mr. Giuliano Amato, a former President of the Council of Ministers and Minister of the Treasury, and supported by the center-left majority in Parliament, attempted to implement a number of measures in order to enhance Italy’s economic and political stability in advance of the 2001 general election, while its attempt to replace proportional voting with a majority system that was intended to create a stable bipolar system failed. A general election took place on May, 13, 2001. The center-right coalition led by Mr. Silvio Berlusconi won outright majorities in both houses of Parliament, with Mr. Berlusconi forming his government in the first week of June. Major reforms are expected from Mr. Berlusconi’s government. Notwithstanding the privatization of a considerable number of state industries, lower rates of inflation and relatively healthy economic growth rates, Italy still lags behind most of its European partners, with higher unemployment than the EU average. The current majority has stated that it intends to implement a number of structural reforms to enhance Italy’s international competitiveness and lower the unemployment rate. Among these reforms are tax-cutting measures, an increase in social pensions, funding for large public works projects, increased labor flexibility and the devolution of power to local authorities in a number of areas, including education, health services and public safety. Measures in a number of these areas, including tax incentives to stimulate new investment, have been introduced by the government during the past two years, though wide-ranging reforms have yet to be implemented.

     Foreign Relations. Italy is a founding member of the EU and the third stage of European Monetary Union, a member of NATO and a member of many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is also a member of the OECD, the International Monetary Fund, the International Bank for Reconstruction and Development, the European Investment Bank, the European Bank for Reconstruction and

Development, the Asian Development Bank and the Inter-American Development Bank and a charter member of the World Trade Organization.

     Economy. In 2002, Italian GDP increased by 0.4%, a lower rate of increase than the euro zone average of 0.8%, and significantly lower than the 1.7% GDP increase recorded in Italy in 2001. At current prices, GDP reached €1.26 billion in 2002, confirming Italy as the sixth-largest OECD country in terms of GDP. Growth in private consumption slowed to 0.4% from 1.1% in 2001, reflecting the slower growth in GDP, as well as rising energy prices and a consequent deterioration in consumer confidence during the year. Growth in gross capital formation also slowed significantly to 0.7%, compared to 2.4% in 2001. However, governmental fiscal incentives implemented in July 2002 spurred significant increases in consumption and investment during the second half of the year.

     The principal components of value added for 2002, at current prices, were as follows: services (66.6%); manufacturing, mining and utilities (23.9%); construction (4.8%) and agriculture, forestry and fishing (2.2%). The global economic slowdown affected the export of goods and services, which contracted by 1.0% from 2001 levels, while, despite an increasing energy bill, lower economic activity limited import growth to just 1.5%. This had a negative effect on the Italian current account, which, based on initial estimates, posted a deficit of €7.32 billion in 2002, compared with a deficit of €0.74 billion in the previous year. The government deficit as a percentage of GDP was equal to 2.3% in 2002, a slight improvement when compared with the 2.6% recorded in 2001.

     The following table sets forth statistical information on the Italian economy for each of the years indicated:

	2002	2001	2000	1999	1998

GDP at current prices (in billions of euros)	€1,258.36	€1,220.08	€1,167.51	€1,107.38	€1,072.54
Real GDP growth	0.4%	1.7%	3.3%	1.7%	1.7%
Current account balance (in billions of euros)	€-7.32	€-0.74	€-6.31	€7.69	€20.44
Total employment (in thousands)	21,829	21,514	21,080	20,692	20,435
Harmonized consumer price index (% change)*	2.6%	2.7%	2.6%	1.7%	2.0%
International reserves (not including gold) (in billions of euros)	€27.27	€27.70	€27.27	€22.32	€25.18
Public administration deficit as a percentage of GDP	2.3%	2.6%	0.6%	1.7%	2.8%

*	Beginning in 2002, the “harmonized consumer price index” measure has been calculated in accordance with a Eurostat methodology which lessens sensitivity to transient changes in prices.

Sources: Istat, National Accounts, Banca d’Italia, Economic Bulletin and Statistical Bulletin, including revisions of data reported earlier.

     Fiat in Italy. The size and international status of the Fiat Group have significant economic implications for the Italian economy. The net sales and revenues of the Fiat Group on a worldwide basis in 2002 were equivalent to approximately 4.4% of Italy’s GDP; the Group’s Italian employees represented approximately 1.7% of Italy’s industrial work force; and the Group’s worldwide expenditures for research and development were equivalent to approximately 21% of the estimated national total of expenditures by the private sector (both in Italy and abroad). Exports of the Fiat Group constituted approximately 4.7% of all manufactured goods exported from Italy in 2002.

European Union

     In 2002, the European Union amply demonstrated its ability to further the process of European integration: the year began with the physical introduction of the euro and ended with the successful completion of the accession negotiations with ten candidate countries, clearing the way for the single greatest enlargement in the history of the European Union, which is scheduled to take effect on May 1, 2004, after completion of the necessary ratification procedures in the accession countries.

     On October 1, 2002, the European Commission adopted a new “block exemption” regulation, significantly modifying the regulatory regime governing distribution and servicing agreements for motor vehicles (passenger cars and commercial vehicles) in the European Union. Under the old regime, automakers were permitted to restrict new car sales to exclusively franchised dealers over which they exercise strict control. The new block exemption regulation, among other things:

•	prohibits brand exclusivity clauses in distribution contracts between automakers and dealers, permitting dealers to sell a variety of auto brands in the same showroom, although separated into brand specific areas;

•	eliminates, as of September 2005, the so-called “location clause,” which gave manufacturers the right to determine where their dealers were located geographically, permitting auto dealers instead to sell vehicles throughout the EU, including through the Internet, and

•	enables independent repair shops meeting a manufacturer’s qualitative standards to become authorized service locations if the manufacturer has a market share exceeding 30%, and provides that car dealers may not be obliged to directly provide after-sales servicing.

     As a result of the new regulation, Fiat Auto has terminated its existing dealer agreements. As required, Fiat Auto and its dealers will enter into new agreements that are in compliance with the new block exemption rules by October 1, 2003.

Emerging Markets

     Brazil, Poland and China are the most significant of the many emerging markets in which the Group operates.

     In 2002, the Brazilian economy posted another disappointing result, with average real GDP growth of 1.5%, only slightly higher than the 1.4% registered in 2001. Economic activity was heavily influenced by the uncertainty surrounding the outcome of the presidential elections in October 2002. Concern about the macroeconomic policies that Luiz Inacio Lula da Silva, the left-wing candidate, might implement if elected sent the real tumbling and interest rates soaring in the third quarter of the year. Following Lula’s election, these fears abated as the new administration pledged to maintain macroeconomic stability, leading to a modest recovery in the value of the real. Nevertheless, the sharp weakening of the currency added to an already weak economy and fueled inflation, forcing the central bank to further raise interest rates, putting pressure on weak domestic demand. The weakness of the real, however, significantly boosted to exports, which fueled growth in the second half of the year. Growth in 2003 is expected to remain subdued, supported mainly by external demand.

     The Polish economy experienced a second consecutive year of slow growth, recording a 1.3% rise in GDP in 2002. This result reflects a continued weakness in investment activity, due to a still high level of real interest rates, offset by relatively healthy consumer spending and a strong rise in exports. Growth is expected to pick up in 2003, driven primarily by interest rate cuts, a lack of significant inflationary pressures and increased exports due to the recent weakening of the currency. The conclusion of the EU accession process, which will see Poland joining the EU in May 2004, should also have a positive impact on economic activity.

     China posted another year of strong economic growth in 2002, with GDP increasing by 8%, with growth picking up pace during the year. Preliminary estimates show that economic activity accelerated further in the first quarter of 2003, growing by 9.9% on a year on year basis. Growth in China has been driven primarily by a sharp increase in exports and foreign direct investment (both boosted by China’s entry in the World Trade Organization) and strong investment growth. The economy is expected to continue to grow during 2003, though at a slower pace, as the impact of the recent SARS outbreak works its way through the economy.

     The Fiat Group also has history of significant business transactions in several Central European, Eastern European and former Soviet Union countries, which, in addition to the Group’s significant operations in Poland, include licensing, industrial cooperation agreements and acquisitions in the Czech Republic, Hungary, Romania, Ukraine, Russia and Uzbekistan. The macroeconomic environment has stabilized in a number of the principal countries in the region; for some Eastern European countries the prospects of joining the EU in the near future are now concrete. Russia and a number of the other countries of the former Soviet Union continue to be followed with interest by the Group. The Group remains committed to the further consolidation and expansion of its operations in Central and Eastern Europe as conditions allow.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

     The Fiat Group’s manufacturing facilities are spread over numerous countries, and are therefore subject to the relevant laws and regulations designed to protect the environment, particularly with respect to plant solid and liquid waste and air emissions. In addition, vehicles manufactured by the Group must comply with extensive EU, national and local laws and regulations, including those which regulate vehicle safety, emissions and noise. Management believes that further reductions in the environmental impact of Fiat’s manufacturing processes and products are of strategic importance if the Group is to increase its competitiveness and meet the statutory and social requirements that exist in the countries in which it has expanded as a result of its globalization strategy.

     The measures taken by Fiat Group operating Sectors and the results they achieved are described in detail in its Environmental Report, which has been published together with the Consolidated and Statutory Financial Statements for the past eleven years.

     The most noteworthy achievements realized during the year are reviewed below:

     Traditional engines. With the assistance of the Fiat Research Center, Fiat developed new family low consumption and low emission gasoline and diesel-powered engines that are already in compliance with Euro 4 requirements, that take effect in 2005 and 2006, joining those introduced in 2001.

     Notable among them is the 1.3 Multijet diesel-powered engine, which will be produced by the Fiat-GM powertrain joint venture starting from 2003. This innovative, extremely compact engine can be installed on small cars and reduces fuel consumption by 10% and emissions by 50% as compared with other Fiat Auto engines.

     Iveco also introduced innovative engines featuring low fuel consumption and emissions and low noise levels for use in its heavy, medium, and light commercial vehicles.

     Methane engines. The Program Agreement signed in 2001 by the Italian Ministry of the Environment, Fiat, and the petroleum industry association (Unione Petrolifera) became operational in 2002 with the agreement of certain large Italian cities to participate in a project to expand methane gas distribution points in Italy and create incentives for the commercial purchase of methane-powered vehicles.

     In 2002, Fiat Auto launched its new Bipower (methane and gasoline powered) Ducato, Doblò, and Doblò Cargo vehicles, which join the previously introduced Multipla Bipower. Fiat Auto launched the Punto Bipower in June 2003.

     In addition, Iveco and the Fiat Research Center jointly developed a new version of the 310 horsepower methane-powered, Euro 4-compliant engine for articulated buses. Iveco is also expanding its line of compressed natural gas-powered engines, which have been upgraded in compliance with Euro 4 environmental standards.

     In the mass transportation sector, Irisbus introduced the new 18-meter CityClass and Europolis 9.4-meter compressed natural gas (CNG) methane-powered buses. Irisbus delivered 50 of these 18-meter CityClass buses to the City of Turin in 2002, bringing to 150 the number of methane-powered buses provided to Turin in 2001 and 2002.

     Other propulsion systems. In 2002, Iveco and the Fiat Research Center developed an electric-diesel hybrid vehicle prototype, adding to the electric-gasoline and electric-methane prototypes previously developed. Fiat also continued its development of fuel cell and hydrogen-powered vehicles.

     Production processes. The Group has also improved the environmental standards of its production systems. Fiat’s industrial sectors were involved in improving the environmental management of their manufacturing processes by reducing water consumption and increased recycling of waste.

     Mobility. The Group also gave significant attention to issues of sustainable mobility. The goal is to develop technologies and systems that are increasingly compatible with the need to protect the quality of people’s lives and the environment. In this area, the Group intensified its interaction with public agencies, with the goal of reducing traffic and pollution in urban and suburban areas. The Group also launched a new mobility-focused web site, to illustrate the principles applicable to environmentally compatible transportation and describe corporate initiatives in the field of research, environmental protection and safety.

     The F.A.Re. (Fiat Auto Recycling) System, launched in 1992, has gained increasing visibility. Currently, the F.A.Re System can recycle about 82% of each vehicle in weight. The F.A.Re. System is being developed to be consistent with expected Italian regulations implementing EU Directive 2000/53/CE on the processing and recycling of vehicles at the end of their useful life. See Note 14(ii) to the Consolidated Financial Statements included in Item 18.

     Management believes that the Group is in substantial compliance with regulatory requirements affecting its facilities and its products in the relevant markets and is continuously engaged in monitoring such requirements and adjusting affected operations. The Group’s management believes that environmental regulatory requirements have not had a material adverse effect on Fiat’s operations.

RESEARCH AND DEVELOPMENT

     In a competitive environment characterized by continuous and rapid change, research activities are a vital component of Fiat’s strategy and expansion programs. The Group’s commitment in this area is clearly demonstrated by the financial resources and the number of researchers and technicians involved. More than 13,200 people at 127 centers in Italy and abroad worked on the Group’s research and development projects in 2002. Total research and development expenditures in 2002 were €1,748 million, or approximately 3.5% of the Group’s net sales and revenues from industrial activities. The Relaunch Plan devotes special attention to developing synergies between the Group’s operating sectors and its research facilities, eliminating the fragmentation of resources in key areas of technology and focusing its technology strategy on strengthening brand identity. For additional details on the Relaunch Plan, see “—Introduction—The Fiat Group Relaunch Plan”.

     The innovation activities of the individual sectors are supplemented by highly innovative cross-functional research developed by the Fiat Research Center (“FRC”). The Fiat Research Center employs sophisticated equipment, a staff of over 950 employees and a network of over 1,000 partners, including universities, Italian and international research institutions and industries. In 2002, the FRC distinguished itself for its extremely significant technological achievements, transferring over 250 of them to clients and receiving various awards, including:

•	“The Economist Innovation Award – 2002” in the “Energy and Environment” category for its work on development of common rail diesel engine technology; and

•	“Legambiente 2002” for the hybrid methane and gasoline powered engine, awarded by Legambiente, an Italian ecological association, to the most promising technology for reducing fuel consumption and emissions.

     In 2002, the FRC was awarded 43 new projects financed with Italian government and European Union funds. It also filed 72 patents and 7 software copyrights.

     Other major achievements of 2002 are reviewed below:

•	Multijet. The Multijet system is a second-generation common rail diesel engine, with significantly improved performance. It was initially installed in Fiat vehicles in 2002.

•	Monitoring of laser welding. A key component for the use of laser technology in welding is a monitoring system that reports the quality of the welds in real time. The FRC system differs from other systems available on the market thanks to the ease of installing it on production systems and using it.

•	Dual clutch hybrid powertrain. Dual clutch transmission architecture combines the high transmission efficiency typical of automatic transmissions and a high standard of driving comfort. Operating prototypes of the Fiat Stilo and Lancia Thesis with this new type of transmission are currently under development.

•	Methane-powered buses. Iveco’s methane-powered bus engine has been upgraded from 260 horsepower to 310 horsepower to guarantee that a 18 meter long vehicle will have sufficient acceleration in the continuous stop-and-go conditions of city traffic. This engine fully satisfies Euro 4 and “EEV” (environmentally enhanced vehicles) emissions standards, which represent the target for commercial vehicles, and reduces noise emissions by approximately two decibels with respect to the equivalent diesel version.

     The Group’s Elasis research project, with over 1,000 employees and €260 million in investments, is the largest research and development company in Southern Italy and one of the most complete and well-equipped advanced engineering companies in the European automobiles sector. In 2002, it continued designing new vehicles for Group companies, while also developing a new skills center for process engineering. Other projects included:

•	Work continued on development of virtual reality immersion techniques and tools, including a physical seating simulator that can be reconfigured electronically and around which a virtual vehicle can be visualized.

•	Using sophisticated testing methods to improve the efficiency and quality of electronic control systems for the Group’s production lines.

•	An upgraded 8-valve FIRE, or “fully integrated robotized engine,” engine capable of reducing fuel consumption by 11% with respect to current FIRE versions and with improved performance for installation on future Fiat and Lancia models. FIRE engines are completely manufactured by robot technology, on fully automated production lines.

     The Group also expanded its collaboration with public agencies to improve highway safety. In partnership with the Province of Milan, it created an integrated system for management of accident data obtained from the 188 municipalities in the province and monitoring of traffic conditions on major arteries. A similar system is being developed for the Province of Perugia and the City of Naples. The Group is also collaborating with the Società Autostrade Meridionali on active management of safety on the A3 motorway (Naples – Pompei – Salerno).

     The following table summarizes the Group’s research and development costs during each of the past three years by sector:

	2002	2001	2000

	(in millions of euros)
Automobiles	€861	€870	€776
Agricultural and Construction Equipment	300	341	366
Commercial Vehicles	239	215	227
Ferrari	94	81	63
Components	162	227	213
Production Systems	17	22	20
Metallurgical Products	21	27	29
Aviation	54	58	43
Insurance	—	—	—
Services	—	1	—
Publishing and Communications	—	—	—
Other Companies end eliminations	—	(25)	(12)

TOTAL	€1,748	€1,817	€1,725

DESCRIPTION OF PROPERTY

     At December 31, 2002, the Fiat Group owned 216 manufacturing facilities, of which 68 were located in Italy. The remaining facilities are located principally in the United States, France, Brazil, the United Kingdom, Spain, Poland and Germany. For further information with respect to the types and locations of the Group’s manufacturing facilities, see “ — Sectors” above. The Group also owns other significant properties, mainly in Italy, including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

     A number of the Group’s manufacturing facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. This indebtedness equaled approximately €300 million at December 31, 2002, as compared to €309 million at the end of 2001.

     Management believes that the Fiat Group’s manufacturing facilities and other significant properties are in good condition and that they are adequate to meet the needs of the Group.

     As part of its strategic planning process, the Fiat Group continually reviews worldwide capacity requirements. In December 2001, the Fiat Board of Directors adopted a Group-wide plan involving the rationalization or shutdown of manufacturing plants. In particular, Fiat Auto has implemented a number of restructuring programs to further reduce its industrial presence in Argentina, where it now maintains only the minimum manufacturing capacity required in order to be ready for any recovery in the local market. In Italy, in the early months of 2002, Fiat Auto transferred all final assembly activities from the Rivalta factory to its Mirafiori facility. In addition, final assembly operations of both hybrid, “zero-emission” (ZEV) and hydrogen fuel-cell powered vehicles were moved to the Mirafiori plant from the Arese, Milan compound. Fiat Auto has already begun streamlining several facilities in order to reduce production capacity, with the goal of achieving 80% worldwide capacity utilization by 2004, compared to current capacity utilization of approximately 70%.

     As a result of the merger between New Holland and Case, CNH is implementing an integration plan that includes the divestiture or closure of certain manufacturing locations and parts depots. Through the consolidation of all functional areas, including the impact of divestiture actions required by the European and U.S. regulatory agencies in connection with the merger, CNH expects to significantly reduce its worldwide workforce. The CNH Merger Integration Plan takes into consideration duplicate capacity and other synergies including purchasing and supply chain management, and selling, general and administrative functions. These restructuring actions will be recorded and implemented through at least 2004. See also “Sectors — Agricultural and Construction Equipment — Restructuring and Divestitures”.

     In the second half of 2001, Iveco launched a restructuring program that targeted the closure of several of its plants outside Italy, as well as the significant reduction of its activities in Argentina. As part of this program, Iveco closed its Oldham plant in the United Kingdom and started the process of shutting down its plants in Matarò (Spain) and Ikarus (Hungary) in 2002.

Item 5. Operating and Financial Review and Prospects

     Changes in the Scope of Consolidation. During 2002, the Fiat Group completed a number of divestitures as part of its plan to dispose of non-core operations and streamline the Group’s product portfolio; it also completed certain acquisitions begin in prior years. These transactions had the effect of changing the scope of consolidation of the Group as a whole, as companies entered into or were divested from the Group. The impact of these changes in the composition of the Group should be considered when reviewing the performance of the individual sectors and of the Group as a whole, although changes in the scope of consolidation did not have a material impact on the Group’s financial or operating results in 2002.

     Significant transactions that resulted in a change in the scope of consolidation during 2002 included:

•	The consolidation on a line-by-line basis, of the construction equipment operations of Kobelco America as of January 1, 2002, following its acquisition.

•	The implementation of the Group’s agreement with Renault concerning Irisbus, which is now wholly owned. Irisbus was fully consolidated on a line-by-line basis effective January 1, 2002, following Iveco’s purchase of an additional 15% interest, thereby increasing its interest to 65%. Iveco acquired the remaining 35% of Irisbus from Renault in December 2002.

•	the deconsolidation as of January 1, 2002 of Magneti Marelli’s aftermarket operations and electronic systems business unit following their divestiture; and

•	the deconsolidation of Teksid’s aluminum business unit, effective September 30, 2002, following its divestiture.

     Critical Accounting Policies

     The Consolidated Financial Statements included in Item 18 are prepared in conformity with Italian GAAP; a summary of the significant differences between Italian GAAP and U.S. GAAP and their effect on consolidated net income and stockholders’ equity is provided in Note 24 thereto. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Fiat believes that its most critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, are as follows:

     Allowance for Doubtful Accounts. The allowance for doubtful accounts reflects Fiat’s estimate of losses inherent in its wholesale and retail credit portfolio. Fiat has reserved for the expected credit losses based on past experience with similar receivables, including current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Fiat believes that its reserves are adequate; however, different assumptions or changes in economic circumstances could result in changes to the allowance for doubtful accounts.

     Recoverability of Long-lived Assets (including Goodwill). Long-lived assets include tangible assets, intangible assets (including goodwill) and financial fixed assets. As described in “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18, Fiat periodically reviews the carrying value of its long-lived assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. This review is made using estimates of future cash flows from use or disposal of the asset. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its estimated recoverable amount from use or disposal determined by reference to the most recent corporate plans. Management believes that the estimates of these recoverable amounts are reasonable; however, estimates of future cash flows may differ from actual cash flows due to many factors and changes in such estimates would impact the amount of the impairment charges recorded.

     Starting January 1, 2002, for U.S. GAAP purposes, Fiat determines any need to record an impairment of long-lived assets, including goodwill, by applying the methodologies set forth in Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and other intangible assets” or SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, as appropriate. For information on the effect of the adoption of these standards, see “ — U.S. GAAP Reconciliation” below.

     Equipment on Operating Lease Residual Values. Fiat reports as tangible assets vehicles and equipment rented or leased to customers under operating leases. Income from such operating leases is recognized over the term of the lease. The Company’s investment in operating leases is determined on the basis of the estimated residual values of the leased vehicles and equipment, which are calculated at the lease inception date on the basis of published industry information and historical experience. In particular, Fiat records depreciation expense for vehicles subject to operating leases on a straight-line basis over the term of the lease in amounts necessary to reduce the vehicle to its estimated residual value at the end of the lease term. The total value of equipment on operating leases, net of accumulated depreciation, was €1,585 million at December 31, 2002. Realization of the residual values is dependent on Fiat’s future ability to market the vehicles and equipment under the then-prevailing market conditions. Fiat continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the vehicles and equipment on operating leases. Changes in the residual values or other external factors impacting Fiat’s future ability to market these assets under prevailing market conditions may impact the realization of residual values.

     Product Warranties. Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established based on historical information on the nature, frequency and average cost of warranty claims. Fiat seeks to improve vehicle quality and minimize warranty claims, but has also extended contractual warranty periods for certain classes of vehicles. Management believes that the warranty reserve is adequate; however, actual claims could differ from the original estimates and therefore necessitate an adjustment to the warranty reserve requirement.

     Vehicle Residual Value Guarantees. Fiat has made financial commitments to certain customers that guarantee the residual values of vehicles purchased in certain circumstances. Fiat has set aside a specific reserve for future risks and charges based on the difference between the guaranteed residual amount and the estimated realizable value of the used asset, taking into account the probability that such option will be exercised; this reserve is set up at the time of the initial sale and adjusted periodically over the period of the contract. In making its accounting estimate, Fiat considers current vehicle market value data and actual and expected loss experience. However, actual future loss experience may differ significantly from Fiat’s current assumptions. A decline in the economy in general and in the vehicle market specifically could significantly increase Fiat’s risk resulting from these commitments to guarantee vehicle residual values, thereby adversely affecting future operating results.

     Pension and Other Post-Retirement Benefits. The companies of the Group sponsor pension and other retirement plans in various countries. In the U.S., the United Kingdom and Germany, the Group has major defined benefit plans. Several statistical and judgmental factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, each as determined by Fiat within certain guidelines. In addition, the Group’s actuarial consultants also use subjective factors such as withdrawal and mortality rates in making relevant estimates. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in the actual costs of health care. These differences may have a significant impact on the amount of pension and other post-retirement benefit expenses recorded.

     Realization of Deferred Tax Assets on Tax Loss Carryforwards. As of December 31, 2002, Fiat has gross deferred tax assets arising on tax loss carryforwards of €3,646 million and valuation reserves against these assets of €2,168 million. Fiat has recorded these valuation reserves to reduce its deferred tax assets to the amount that is reasonably certain to be recovered. While Fiat has considered future taxable income and used ongoing prudent tax planning strategies in assessing the need for valuation allowances, in the event Fiat were to determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should Fiat determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

     Retained Interests in Securitized Receivables. In connection with its securitization of receivables, Fiat retains residual interests in the sold receivables. The value of such retained interest depends on the estimated fair value of future cash flows from the sold receivables after the investors in the securitization trusts have received the return for which they contracted and other expenses of the trust are paid. Fiat’s retained interest is subordinate to the investors’ interests. The gain or loss on sale of the receivables depends in part on the fair value of the retained interests at the date of transfer; additionally, retained interest after transfer are measured for impairment based on the fair value of the retained interests at the measurement date. Such fair values are estimated based on the present value of future expected cash flows using Fiat’s estimate of key assumptions, such as credit losses, prepayment spreads and discount rates commensurate with the risks involved. While the estimates used are considered appropriate based on information currently available, differences between those estimates and actual results could be significant.

Industrial and Financial Restructuring and Reorganization Initiatives

     In recent years, the Fiat Group has been engaged in series of restructuring actions in response to the deteriorating economic environment and the negative results recorded by certain of the Group’s sectors, particularly Fiat Auto. These actions, which have impacted the Group’s operations in Italy and abroad, have included plans for reductions in production capacity and related costs through the closure of certain manufacturing plants, cutbacks in production at other facilities and permanent and temporary reductions in the workforce, as well as programs to reduce owned and dealers’ inventories.

     In 2002, the Group accelerated these measures in the context of the continued decline in Fiat Auto’s operating results and related pressures on certain of the Group’s other sectors that provide goods and services to Fiat Auto, as well as the general slowdown in economic activity. Related actions, including the government’s grant to Fiat Auto and certain Magneti Marelli and Comau factories of “business-in-crisis” status, and involving the termination or temporary layoff of thousands of employees, are summarized in “Item 6 – Employees”. The strategic objectives underlying Fiat Auto’s current restructuring activities are outlined in “Item 4 – Sectors – Automobiles” above. Divestitures and other transactions which generated cash, including the Group’s sale of the General Motors shares it acquired as part of the industrial alliance, its monetization of its remaining interest in Italenergia Bis S.p.A. through the transaction with the Citigroup-led consortium and the capital increase implemented through a rights offering to the Group’s non-U.S. stockholders, were implemented in order to reduce the Group’s debt. The Group also began the process of divesting Toro, Fiat Avio and a controlling interest in Fidis Retail Italia.

     The Group’s new management team, which took office in February 2003, on June 26 announced a comprehensive strategic and relaunch plan for the Group. See Item 4. “Information on the Company—Introduction—The Fiat Group Relaunch Plan.”

     A summary of expenses incurred in connection with restructuring initiatives taken in 2002 follows:

•	In connection with the actions implemented in 2002, the Group recorded a total of €1,026 million in restructuring expenses and provisions in its statement of operations for the fiscal year ending December 31, 2002. These expenses and provisions primarily related to the industrial restructuring actions undertaken at Fiat Auto and their effects on other Group sectors, as summarized below:

•	A total of €549 million in related expenses at Fiat Auto, of which €216 million related to reductions in production capacity in Italy, Argentina, India and Russia, €143 million to the costs of the mobilitá early retirement program, €137 million to other workforce reduction-related incentives and the remaining €53 million to various other restructuring activities.

•	Magneti Marelli accounted for €319 million of the total, of which €223 million consisted of writedowns in the value of goodwill attributable to its automotive lighting, powertrain and Midas activities, €70 million related to the restructuring of certain facilities, including related reductions in workforce, and €25 million related to writedowns in the value of other intangible assets.

•	The remainder of the total was attributable to Iveco (€33 million, primarily for workforce reductions and the restructuring of an Irisbus plant), Comau (€23 million, primarily for workforce reductions and asset writedowns), Business Solutions (€19 million, primarily for workforce reductions), CNH (€17 million, primarily relating to merger integration actions), FiatAvio (€12 million), Teksid (€5 million) and Fiat S.p.A. and other Group companies (€49 million, primarily for incidental costs associated with Fiat’s sale of a 34% stake in Ferrari ).

     The Group’s consolidated restructuring reserves, as reported in its balance sheet, totaled €731 million at December 31, 2002, as compared with a total of €688 million at December 31, 2001. The reserves at December 31, 2002 were primarily attributable to restructuring activities at the following sectors: automobiles (€320 million), agricultural and construction equipment (€218 million), commercial vehicles (€83 million), metallurgical products (€2 million), components (€59 million), production systems (€2 million), aviation (€27 million), services (€19 million) and other sectors (€1 million). At December 31, 2002, the Group’s restructuring reserves primarily included amounts related to employee severance incentives and other headcount reduction measures, write-offs or production cutbacks at underutilized facilities, as well as other restructuring actions. See Notes 10 and 24(m) to the Consolidated Financial Statements included in Item 18. The Group’s restructuring programs had the effect of decreasing cash flows from its operations by approximately €286 million and €341 million in 2002 and 2001, respectively.

     Results of Operations

     Summary. The Group’s worldwide net sales and revenues, reported as including changes in contract work in progress, decreased by 4.1%, from €58,006 million in 2001 to €55,649 million in 2002. In 2002, The Group recorded an operating loss of €762 million, as compared with operating income of €318 million in 2001. Total financial income and expenses amounted to net expenses of €671 million, as compared to net expenses of €680 million in 2001 (inclusive of investment income of €156 million in 2002 and €264 million in 2001). Total adjustments to financial assets, which include the Group’s equity in the results of operations of unconsolidated affiliates and writedowns in the value of financial receivables and securities, amounted to a loss of €881 million in 2002, as compared to a loss of €494 million in 2001. Total extraordinary income and expenses amounted to net expenses of €2,503 million in 2002, as compared with net income of €359 million recorded in 2001. As a result, a net loss before minority interest of €4,263 million was recorded for 2002, as compared to net loss of €791 million in 2001. The Group’s net financial position, the Group’s principal measure of liquidity, showed net indebtedness of €3,780 million at December 31, 2002, as compared with net indebtedness of €6,035 million at the end of 2001.*

     The following discussion is based on financial information prepared in conformity with the accounting principles discussed in “Form and content of the consolidated financial statements” and “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18, which have been prepared in accordance with Italian GAAP. These principles differ in certain respects from U.S. GAAP. The effects of such differences on consolidated net income and stockholders’ equity, as well as other disclosures required by U.S. GAAP, are included in Note 24 to the Consolidated Financial Statements included in Item 18. See also “Selected Financial Data” in Item 3 and “ — Changes in the Scope of Consolidation” above.

     2002 Compared with 2001

     The Fiat Group’s net sales and revenues, including changes in contract work in progress, totaled €55,649 million, with the 4.1% decrease from 2001 being primarily attributable to the automobiles sector.

     The automobiles sector recorded revenues of €22,147 million for 2002, with the decline of 9.4% from the €24,440 million reported in 2001 reflecting a 11.1% decrease in unit sales, which fell to total of 1,860,000 automobiles and light commercial vehicles.** CNH recorded revenues of €10,513 million in 2002, with the decrease of 2.4% from 2001 being primarily attributable to the appreciation of the euro against the dollar. Iveco recorded revenues of €9,136 million in 2002, with the increase of 5.6% over 2001 being primarily attributable to the sector’s consolidation of Irisbus. Excluding the effect of Irisbus, Iveco’s revenues would have declined slightly, notwithstanding a 0.9% increase in unit sales. Ferrari, which is being reported as a separate sector for the first time in 2002, recorded revenues of €1,208 million in 2002, with the 14.2% increase over 2001 being primarily attributable to higher sales of its Maserati models following the re-introduction of the brand in North America during the year.

*	For additional information on this non-GAAP measure and a reconciliation of this measure to the most directly comparable Italian GAAP measure, see “— Liquidity and Capital Resources” below.

**	All references to revenues and operating income for the individual sectors in this section are based on such measures prior to eliminations for intra-Group transactions. See the table of “Operating Results by Sector” in Item 4.

     The revenues and operating income recorded by each of the Group’s sectors prior to eliminations are summarized in the table of “Operating Results by Sector” in Item 4 and analyzed in the more detailed sector-by-sector discussion appearing below.

     In 2002, the Fiat Group posted an operating loss of €762 million, as compared with operating income of €318 million recorded in 2001. The difference was primarily attributable to Fiat Auto, which reported an operating loss of €1,343 million, more than double that recorded in 2001. The production systems and components sectors also recorded negative operating results for the year, as did the Group’s “Other Companies”. The negative impact of these losses on the Group’s results was partially offset by positive operating results at each of the Group’s other sectors.

     The Group reported net financial expenses of €671 million in 2002, as compared to €680 million in 2001. The decrease of 1.3% reflected lower market interest rates, of which the positive effects on the Group’s borrowing costs were largely offset by higher spreads that reflected recent downgrades and market concerns over the Group’s financial performance. The total also reflected a decrease in the Group’s investment income from €264 million in 2001 to €156 million in 2002, which was primarily attributable to lower tax credits on dividends from unconsolidated investments.

     Total adjustments to the Group’s financial assets amounted to a loss of €881 million in 2002, as compared to a loss of €494 million in 2001. The increase of 78.3% was largely attributable to increased losses incurred by companies in which the Group has a minority interest, including Italenergia Bis S.p.A., where the Group’s share of the loss amounted to €211 million (€34 million in 2001 for Italenergia S.p.A.), and Capitalia S.p.A., where the Group’s share of the loss amounted to €124 million (income of €21 million in 2001). The overall results also included €140 million in writedowns of financial receivables and securities (€121 million in 2001), reflecting lower stock market prices.

     The Group reported total extraordinary income and expenses equal to net expenses of €2,503 million in 2002, as compared with net income of €359 million in 2001. Extraordinary income totaled €1,235 million in 2002, of which €1,081 million was attributable to gains on disposals of investments and other fixed assets. The most significant of these were the gains realized on the sale of 34% of Ferrari S.p.A. (€714 million, or €671 million net of the costs associated with the transaction, which were classified as non-operating expenses), the sale of 14% of Italenergia Bis S.p.A. (€189 million), the sale of the Group’s interest in Europ Assistance Holding S.A. (€83 million), the sale of a 50% interest in the Group’s Targasys S.r.l. mobility service unit (€36 million) and the sale of the aftermarket operations of Magneti Marelli (€26 million).

     In 2001, when the Group’s aggregate capital gains on divestitures totaled €1,515 million, the most significant transactions were the sale of Fenice S.p.A. (€481 million), the sale of the climate control systems division of Magneti Marelli (€329 million), the contribution of Fiat Energia S.p.A. to Italenergia (€255 million), the contribution of ITS and GSA in connection with the establishment of the Global Value Services joint venture (€165 million), the sale of the remaining 49% stake in Alstom Ferroviaria (formerly Fiat Ferroviaria) (€107 million), and the contribution of the Savarent business to Leasys S.p.A. (€71 million). They also included gains recorded on the sale of shares of Banca di Roma S.p.A. (€20 million), and of the Italian holding company H.d.P. S.p.A. (€16 million).

     Other extraordinary income of €146 million (€79 million in 2001) was primarily attributable to the release of reserves maintained by individual companies of the Group that proved to be in excess of requirements.

     The Group’s extraordinary expenses totaled €3,738 million in 2002 (as compared to €1,286 million in 2001). The primary components of the total for 2002 were:

•	€1,239 million in losses on disposals of investments and other fixed assets of which the most significant losses were incurred on: the sale at current market prices of the

General Motors shares the Group had acquired in connection with the formation of the industrial alliance (€1,049 million), the sale of the electronic systems business unit of Magneti Marelli (€150 million, of which €36 million arose at the time of sale and €114 million from post-sale price adjustments and other settlement payments), the sale of the aluminum business unit of Teksid (€24 million, or a total of €100 million including the net provisions and expenses associated with the sale, which were classified as other extraordinary expenses).

•	€1,026 million in restructuring expenses and provisions, analyzed in more detail above.

•	€968 million in extraordinary expenses and provisions, of which €317 million related to Fiat Auto (primarily for charges recorded by the sector in connection with the spare parts distribution structure, commercial disputes and claims with suppliers and dealers, hail and flood-damage costs and provisions for other charges relating mainly to the impairment of certain assets and investments); €199 million related to Iveco (primarily reserves created with regard to changes in the sector’s commercial policies and pension programs), €99 million related to Teksid (primarily in respect of charges arising in connection with the sale of its aluminum business unit), €135 million related to Business Solutions (primarily in respect of an impairment charge on investments in the telecommunications area and real estate), and €111 related to Fiat S.p.A. and the Group’s “Other Companies” (primarily incidental charges associated with the sale of 34% of Ferrari S.p.A. and those related to environmental clean up activities with regard to disposed of facilities).

•	€426 million of writedowns in the value of other assets to reflect revised estimates of future cash flows in light of changes in market prospects and new business plans; of this total, €235 million related to Iveco (primarily the writedown in the goodwill attributed to Iveco’s Fraikin leasing unit, as calculated on the basis of the agreement for the sale of that unit), €82 million related to Comau (primarily a writedown in the goodwill attributed to the PICO operations), and the remaining €46 million related to Teksid (primarily a writedown in the value of a Mexican facility).

•	Taxes related to prior years amounted to €79 million in 2002 (€18 million in 2001) and included €56 million for tax amnesty costs estimated by the companies operating in Italy.

     The net income tax effect on the results of operations for the year was a credit of €554 million, as compared with a charge of €294 million in 2001. Current income taxes for fiscal 2002 included €141 million for IRAP, the regional tax on production activities in Italy (€156 million in 2001) and €192 million for other corporate income taxes (€652 million in 2001). The net credit of €554 million is attributable to positive deferred tax effects of €887 million (€514 million in 2001). Potential future benefits resulting from tax losses reported for the fiscal year were not accrued unless there was a reasonable certainty that they would be recovered.

     As a result, the Group’s net result before minority interest was a loss of €4,263 million in 2002, as compared with loss before minority interest of €791 million in 2001. The Group’s net loss amounted to €3,948 million, as compared with net loss of €445 million in the previous year. As a result, earnings per ordinary share on an Italian GAAP basis were equal to a net loss per share of €6.66 in 2002, as compared with net loss per share of €0.84 in 2001.

     Automobiles. Fiat Auto’s global unit sales to the dealer network, importers and other large direct customers during 2002 totaled 1,860,000 vehicles, a decrease of 11.1% from the 2,092,000 sold in 2001. The decrease reflected weak market demand and a decline in market share in a number of the sector’s principal markets, as well as a further reduction in inventories held by the distribution network. The inventory reduction program, which began during 2001 as part of the reengineering of the sector’s logistical and marketing organization, was reflected in a reduction in the volume of vehicles delivered to dealers. The unit sales decline also reflected the sector’s strategic decision to de-emphasize sales in less profitable distribution channels and to the limited impact on the full year figures of the fact that several important models were launched only during the second half of 2002 (the Lancia Thesis and Phedra, the Fiat Ulysse and, most importantly, the Fiat Stilo Multi Wagon, as well as the Alfa Romeo 147 GTA). When the contribution of unconsolidated affiliates is included, Fiat Auto’s sales totaled 1,910,000 units, a decrease of 10.2% over the previous year’s total of 2,126,000 units sold.

     Western European customers bought 1,302,000 cars, a decrease of 10.5%, as Fiat Auto’s market share in Western Europe as a whole fell by 1.3 percentage points to 8.2%. The sector’s unit sales were down in all of its principal European markets with the exception of Spain, where they increased by 5.9%. In Italy, the sector’s unit sales declined by 8.0% to 759,000 units, in part due to the sector’s implementation of aggressive measures to reduce dealer inventories. Fiat Auto’s share of the Italian market fell from 34.6% to 30.2%. The situation in Italy was particularly difficult during the first half of the year, as the introduction of government-sponsored environmental incentives in July boosted demand in the second half. Nevertheless, new registrations were down 5.9% for the year as a whole. Fiat Auto’s market share in Western Europe excluding Italy decreased from 4.6% to 4.0%.

     In Poland, Fiat Auto sold a total of 61,000 cars in 2002, or 20.4% fewer than in the previous year. The sharp drop in sales in Poland was attributable to aggressive marketing policies implemented by competitors, as well as a 5.3% decline in new registrations. In this negative climate, Fiat Auto’s market share declined sharply from 23.2% to 17.7%, with the sector losing its leading position in the market to Volkswagen. In Brazil, the sector sold a total of 358,000 vehicles, a 13.9% decrease from the 416,000 units sold a year earlier. Demand in Brazil decreased by 4.6%, and the greater reduction in unit sales was reflected in a decline of 2.7 percentage points in Fiat Auto’s market share, which is now equal to that of Volkswagen. In Argentina, Fiat Auto responded to further sharp declines in demand from the already low levels of 2001 by reducing its manufacturing activities to the minimum level consistent with retaining the ability to relaunch these operations if conditions in the Mercosur region improve.

     Fiat Auto’s revenues totaled €22,147 million, a decrease of €2,293 million, or 9.4%, compared with 2001, with the decrease being primarily attributable to the 11.1% decline in unit sales discussed above. In 2002 , Fiat Auto reported an operating loss of €1,343 million, as compared to an operating loss of €549 million in 2001. The principal reasons for the further deterioration in operating results were the contraction of unit sales, as well as more aggressive discount policies adopted in order to meet competitive challenges and reduce dealers’ stocks of both new and used cars. The extension of the sector’s basic warranty from one year to two resulted in an increase in related provisions, which also had a negative impact on operating results. The realization of cost savings from the sector’s restructuring programs and synergies realized from its alliance with General Motors partially offset the impact of these negative factors.

     The automobiles sector reported a net loss of €2,739 million in 2002, compared to a net loss of €1,442 million in 2001. The negative performance reflected the further decline in the sector’s operating profitability, as well as the considerable amount of extraordinary expenses described in more detail above.

     Research and development expenditures amounted to €861 million (3.9% of net sales) in 2002, a slight decline from the €870 million (3.6% of net sales) recorded in 2001. The sector’s capital expenditures, which totaled €1,115 million in 2002, as compared with €1,331 million in 2001, were devoted to the development of new products and technological innovation, as well as to the purchase of vehicles used in the sector’s increasingly popular medium- and long-term leasing operations, which accounted for approximately €337 million, or 30% of the total.

     Agricultural and Construction Equipment. CNH’s revenues in 2002 totaled €10,513 million, with the decrease of 2.4% from the €10,777 million recorded in 2001 being primarily attributable to the appreciation of the euro against the dollar. Expressed in dollars, the sector’s reporting currency, revenues increased by approximately 2.8% over the total for 2001, principally as a result of the contribution of acquired companies. The following table sets forth CNH’s revenues from sales of agricultural and construction equipment, as reported by CNH under U.S. GAAP, for the periods included in both dollars and euros.

Revenues from Sales of Equipment	2002	2001

(U.S. GAAP)	(in millions of euros)
Agricultural Equipment	€6,782	€6,780
Construction Equipment	3,098	3,300

TOTAL	9,880	10,082
	(in millions of dollars)
Agricultural Equipment	$6,405	$6,073
Construction Equipment	2,926	2,957

TOTAL	9,331	9,030

     The sector’s revenues from sales of equipment decreased by 2.0% to €9,880 million, from €10,082 million in 2001, reflecting the negative currency translation effects, which were not offset by an increased contribution by newly acquired companies. In dollar terms, revenues from sales of equipment increased by 3.3%, but were essentially unchanged from 2001 levels on a comparable consolidation basis.

     Overall in 2002, world market demand for major agricultural equipment product lines was approximately 5% higher than in 2001, as increased worldwide demand for tractors and increased demand for combines in Western Europe and Latin America more than offset declines in North America and the Rest of the World. CNH’s mix of agricultural equipment sales remained relatively constant: the sector’s overall tractor market share was unchanged from that in 2001, while its combine market share increased slightly. World market demand for construction equipment product lines decreased, as declines in North America and Western Europe were only partially offset by increases in demand in Latin America and the Rest of the World. World market demand for backhoe loaders and skid steer loaders declined, while demand for heavy construction equipment increased. The sector’s mix of sales weakened slightly, as its overall market share declined, notwithstanding an improvement in its heavy construction equipment market share.

     Expressed in U.S. dollars, CNH’s sales of agricultural equipment increased to $6,405 million, up approximately 5% from the prior year, reflecting increases in wholesale unit sales of tractors and combines, as well as the favorable effects of the translation of euro-denominated revenues, price increases for certain products and revenues from CNH’s new 60%-owned joint venture in China, Shanghai New Holland Agricultural Machinery Corp., Ltd. Sales of construction equipment declined by 1.0% to $2,926 million. The contribution of Kobelco America nearly offset the effect of an overall decline in unit sales of approximately 10%, as sales in dollar terms on a comparable consolidation basis declined by approximately 9.5%. The decline in unit sales was marked by lower sales of backhoe loaders and skid loaders in the North America and Western European markets that were not offset by higher unit sales of heavy construction equipment in the North America and Rest of World markets. The following table sets forth certain data on CNH’s revenues from sales of equipment, as reported by CNH under U.S. GAAP, by geographic region for the periods indicated.

Revenues from Sales of Equipment	2002	2001

(U.S. GAAP)	(in millions of euros)
North America	€4,383	€4,686
Western Europe	3,512	3,537
Latin America	676	655
Rest of the World	1,309	1,204

TOTAL	9,880	10,082
	(in millions of dollars)
North America	$4,140	$4,197
Western Europe	3,317	3,168
Latin America	638	587
Rest of the World	1,236	1,078

TOTAL	9,331	9,030

     Expressed in U.S. dollars, the sector’s revenues from sales of equipment in North America decreased by 1.4%, from $4,197 million in 2001 to $4,140 million in 2002, reflecting lower tractor and combine unit sales, the effects of which were partially offset by slightly higher sales of construction equipment due to the acquisition of Kobelco America. Sales of equipment in Western Europe increased by 4.7% from $3,168 million in 2001 to $3,317 million in 2002, reflecting higher combine unit sales and the increase in the value of the euro and British pound as compared to the U.S. dollar, these positive effects were partially offset by a decline in unit sales of construction equipment. Sales of equipment in Latin America increased by 8.7% from $587 million in 2001 to $638 million in 2002, principally as a result of higher agricultural equipment unit sales and a more favorable mix and pricing, the positive effects of which were only partially offset by a decline in the average value of Brazilian real in dollar terms and a decline in unit sales of construction equipment. In the Rest of World, sales of equipment were up 14.7%, from $1,078 million in 2001 to $1,236 million in 2002, mainly as a result of higher unit sales of tractors and the increase in the value of the Australian dollar, while unit sales of combine and construction equipment declined.

     When stated in euros, the reporting currency of the Fiat Group, revenues from sales of equipment decreased by 6.4% in North America, decreased by 0.7% in Western Europe, increased by 3.1% in Latin America and increased by 8.7% in the Rest of World.

     The sector reported operating income of €163 million (1.6% of sales) in 2002, a decrease of 22.0% from the previous year’s result (€209 million; 1.9% of sales). The decrease was primarily attributable to higher pension and medical costs for CNH’s employees, especially in the United States, which more than offset the positive impact on overall operating margins of improved margins for new products, higher prices for certain agricultural equipment and the realization of cost savings arising from further integration with Case and process enhancement measures.

     The sector’s net result for the year was a net loss of €211 million, as compared with a net loss of €291 million in 2001. The results include extraordinary restructuring charges of €18 million which related to the implementation of CNH’s merger integration plan (€79 million in 2001). The amounts of such changes recognized under the Fiat Group’s accounting principles differ from those accounted for under U.S. GAAP as adopted by CNH to present its consolidated financial results in the United States. See Note 24 to the Consolidated Financial Statements included in Item 18.

     CNH’s research and development expenses in 2002 were €300 million (2.9% of net sales), down from €341 million (3.2% of net sales) in 2001, with currency translation effects being responsible for some of the decrease.

     Commercial vehicles. In 2002, Iveco’s revenues totaled €9,136 million, an increase of 5.6% from the €8,650 recorded in 2001. The increase was entirely attributable to the to the sector’s increased interest in Irisbus, as revenues declined slightly on a comparative consolidation basis.

     During 2002, Iveco sold 161,880 vehicles worldwide, or approximately 0.9% more than in 2001. If the approximately 37,500 vehicles sold by unconsolidated licensees are added, total sales reach 199,380 vehicles (194,700 units in 2001).

     In Western Europe, Iveco shipped 128,800 vehicles, or 0.3% more than in 2001, as lower unit sales recorded in most European markets were offset by the increase in unit sales attributable to the sector’s increased interest in Irisbus. The most significant declines in unit sales occurred in France (-23.1%), due to the adoption of more selective policies regarding the extension of new contracts with buy-back clauses, in Germany (-8.0%) and in Spain (-3.3%), reflecting general market weakness in those countries, while unit sales were up in Italy (+12.7%) and in the United Kingdom (+5.2%). In Eastern Europe, Iveco sold a total of 9,500 units, or 2.1% less than 2001. Outside of Europe, Iveco’s unit sales increased by 5.8%, from 22,300 vehicles in 2001 to 23,600 in 2002. Unit sales at Naveco, the sector’s 50-50 joint venture with the Yuejin Group in China, increased by approximately 10%, from 2001 to more than 14,500 in 2002. Sales by unconsolidated licensees in India and Turkey increased (by approximately 9% in India and 13% in Turkey), reflecting the trend of vehicle demand in the two countries. Irisbus sold a total of 8,431 buses during the year, a decline of 11.2% that was primarily attributable to reduced market demand from the public sector, as its market share in Western Europe increased to 27.3%, equal to that of co-market leader Evobus Group. Iveco produced 361,200 diesel engines, or approximately 13.0% fewer than in 2001, reflecting a drop in production of light engines for non-Group customers and weak demand in the power generation market. Sales to customers outside the Group accounted for approximately 58% of Iveco’s sales of engines, or 3 percentage points less than in 2001.

     Operating income for the sector declined by 62.4% to €102 million from €271 million in 2001. This decrease reflected the impact on margins of strong competitive pressures caused by the slump in demand. Iveco’s operating profitability was also negatively affected by higher provisions for warranties, a more stringent reserve policy implemented in the second half of the year in response to a product recall and an increase in writedowns of the value of used vehicles.

     Iveco’s research and development expenditures of €239 million (2.6% of net sales) increased by 11.2% from the €215 million (2.5% of net sales) recorded in 2001. Capital expenditures decreased by 18.2% to €587 million in 2002, of which €256 million was devoted to industrial investments and €331 million related to investments in vehicle fleets for contract hire activities.

     Ferrari. Ferrari, which was established as a separate sector for the first time in 2002 (having been previously reported as one of the Group’s “Other Companies”), recorded revenues of €1,208 million, an increase of 14.2% from the €1,058 million recorded in 2001. The sector’s operating income also improved by 12.9% from €62 million in 2001 to €70 million in 2002. The increases in both measures were primarily attributable to a doubling of shipments by Maserati following its reintroduction into the North American market, as well as to improved price positioning for Ferrari models.

     Components. Magneti Marelli’s revenues amounted to €3,288 million, or 19.3% less than the €4,073 million recorded in 2001. The decrease reflected weak demand for the sector’s products from original equipment manufacturers, particularly those in Europe and Latin America (and including Fiat Auto and other Group companies), as well as the impact of the disposal of the sector’s electronic systems business unit and aftermarket operations during the year. The sector’s operating loss decreased sharply, from €74 million in 2001 to €16 million in 2002, with the improvement being largely attributable to dispositions. Efficiency gains realized in manufacturing processes and the favorable trend in the cost of materials also contributed to the reduction in losses, notwithstanding the decline in sales.

     Production Systems. In 2002, Comau reported revenues of €2,320 million, or 4.6% more than the €2,218 million recorded in 2001. The increase reflected an increase in volumes for contract projects in the NAFTA area, as well as growth in the sector’s revenues from maintenance services, which more than offset a drop in contract work in Europe and Latin America linked to the decline in automotive demand. The production systems sector recorded an operating loss of €101 million in 2002, as compared with operating income of €60 million in 2001. The reversal in operating results in the context of increased sales was primarily attributable to significant losses arising from cost overruns incurred on a major contract in Europe.

     Metallurgical Products. Teksid reported revenues of €1,539 million, or 12.2% less the €1,752 million recorded in 2001. The decrease reflected a downturn in sales at the cast iron business unit linked to weak automotive market demand and the impact of the sale of the aluminum business unit on September 30, 2002, the effects of which were not offset by improved results at the magnesium business unit, which benefited from the continued demand for sport utility vehicles in North America. The metallurgical products sector recorded operating income of €27 million in 2002, almost doubling the €15 million recorded in 2001. The positive result reflected the realization of cost savings and increased productivity by the cast iron business unit, which more than offset the impact of the decline in sales.

     Aviation. In 2002, FiatAvio’s revenues amounted to €1,534 million, or 6.2% less than the €1,636 million recorded in 2001. The decline was primarily attributable to the significant slowdown in the commercial aircraft market. The aviation sector’s operating income increased by 12.9%, from €186 million in 2001 to €210 million in 2002, reflecting the sector’s success in improving productivity and containing operating expenses.

     Insurance. The revenues of the Group’s insurance sector (equal to premiums earned) declined by 10.0%, from €5,461 million in 2001 to €4,916 million in 2002. Non-life insurance premiums increased by more than 5.0%, while life insurance premiums decreased by approximately 21.0%. The sector’s income before taxes of €14 million in 2002 was down sharply from the €220 million recorded in 2001, as Toro’s results were negatively effected by the unsettled conditions in the financial markets. Declines in market value reduced the value of the sector’s equity and investment portfolio by approximately €220 million, while permanent writedowns in an aggregate amount of approximately €200 million were taken on the sector’s strategic investments in Fiat S.p.A. and Capitalia S.p.A. The negative effect of these factors on the sector’s income were more than offset by the positive impact of a marked improvement in the claims-to-premiums ratio made possible by ongoing programs launched in recent years to improve the quality of and rebalance the underwriting portfolio, a decline in the rate of claims that was greater than the overall decrease experienced by the Italian market, improvements in investment income and gains of approximately €120 million earned on the sale of real estate assets.

     Services. Business Solutions reported revenues of €1,965 million for 2002, an increase of 8.9% from the €1,805 million recorded in 2001. This increase was primarily attributable to the sector’s development of business from customers outside the Group, which generated 51% of the sector’s revenues, compared to 42% in 2001. The increase in non-captive customers was concentrated in the areas of information technology, where the sector provides services through Global Value, its joint venture with IBM Italia, and also reflected an expansion of its temporary employment agency services, partly as a result of the acquisition of Cronos. The services sector’s operating income declined by 8.2% to €67 million in 2002, reflecting the impact on the comparable figures for 2002 of the sector’s disposal of Fenice in the second half of 2001 and to the partial transfer to customers of certain operating efficiencies realized during the year, while the level of operating income generated by the sector’s property management activities increased.

     Publishing and Communications. Itedi’s net sales and revenues amounted to €360 million in 2002, an increase of 4.0% from the €347 million reported in 2001. The increase reflected the positive contribution of new print advertising contracts, an increase in the price of La Stampa and “brand stretching” initiatives, which more than offset the decline in La Stampa’s circulation. The publishing and communications sector reported operating income of €3 million, as compared with an operating loss of €2 million in 2001. This improvement was made possible by the above-mentioned increase in the newspaper’s price, the implementation of programs designed to increase efficiency and optimize costs and the successful renegotiation of supply contracts.

     2001 Compared with 2000

     The Fiat Group’s net sales and revenues, including changes in contract work in progress, totaled €58,006 million in 2001, an increase of 0.8% from 2000.

     The automobiles sector reported revenues of €24,440 million for 2001, with the decline of 3.6% from the €25,361 million reported in 2000 reflecting a 10.8% decline in unit sales, which fell to 2,096,000 vehicles. The decrease in revenues was less than the contraction in unit sales, thanks to the greater relative contribution of financial and service activities, a higher average level of revenues per unit, and the impact of revenues recorded in connection with the sale of the sector’s spare parts inventories to the venture with DHL Worldwide Express and other financial partners. CNH reported revenues of €10,777 million, essentially unchanged from the €10,770 million recorded in 2000. Sales trends for CNH’s products varied from segment to segment and from one geographic region to another. Iveco’s revenues totaled €8,650 million in 2001, an increase of 0.5% from €8,611 million recorded in 2000, as the growth in its financial and services businesses offset the impact of a decrease in unit sales.

     The revenues and operating income recorded by each of the Group’s other sectors prior to eliminations are summarized in the table of “Operating Results by Sector” in Item 4 and analyzed in the more detailed sector-by-sector discussion appearing below.

     Operating income totaled €318 million in 2001, or 0.5% of revenues, a decrease of 62.8% from €855 million, or 1.5% of revenues, in 2000. The weakening economy heavily penalized the profitability of the automotive sectors, which sustained declines in both unit sales and margins as well as, mainly at Fiat Auto, higher research and development and advertising outlays to support product innovation and brand promotion. The Group’s major commitment to realizing cost efficiencies only partially attenuated these negative trends.

     The Group reported net financial expenses of €680 million in 2001, as compared to €617 million in 2000 (inclusive of investment income of €264 million in 2001 and €378 million in 2000). The increase of 10.2% from last year was primarily attributable to higher spreads on corporate borrowing in the financial markets, as well as higher debt service expenses incurred in Argentina, which more than offset the benefit of lower interest rates in the United States and higher financial income at the insurance companies. The result also reflects losses from derivative instruments of €180 million in 2001, as compared with losses of €324 million in 2000. The net figure also includes net foreign exchange losses of €147 million, as compared with losses of €9 million in 2000. Both the net foreign exchange losses and the net expenses from derivative financial instruments were primarily attributable to transactions to hedge interest rate and currency risks with regard to the Group’s non-euro zone operations, particularly those in Argentina. Adjustments to financial assets amounted to a loss of €494 million in 2001, compared to a loss of €102 million in 2000; with the higher loss being mainly due to increased writedowns of financial assets totaling €393 million. The principal components of the change in this line item in 2001 included the Group’s share of losses incurred by Italenergia (-€34 million) and companies in the automobiles sector operating in Turkey which were affected by the devaluation of the local currency (-€39 million), as well as writedowns in the portfolio value of securities held by the insurance companies to reflect lower stock market prices (-€173 million).

     The Group’s net extraordinary income decreased by 60.7%, from €914 million in 2000 to €359 million in 2001. Extraordinary income totaled €1,645 million, mainly due to gains on disposals of investments and other fixed assets, which amounted to €1,515 million in 2001 (€2,524 million in 2000). The most significant of these were the gains realized on the sale of Fenice S.p.A. (€481 million), the contribution of Fiat Energia S.p.A. to Italenergia (€255 million), the sale of the climate control systems division of Magneti Marelli (€329 million), the contribution of ITS and GSA in connection with the establishment of the Global Value Services joint venture (€165 million), the contribution of the Savarent business to Leasys S.p.A. (€71 million), and the sale of the remaining 49% stake in Alstom Ferroviaria (formerly Fiat Ferroviaria) (€107 million). They also include gains recorded on the sale of shares of Banca di Roma S.p.A. (€20 million), and of the Italian holding company H.d.P. S.p.A. (€16 million).

     In 2000, when the Group’s aggregate capital gains on divestitures totaled €2,524 million, the most significant transaction was the capital gain of €1,779 million generated by General Motors’ purchase of a 20% interest in Fiat Auto Holdings at a price higher than the corresponding stockholders’ equity. An aggregate of €745 million in additional net capital gains came from the disposal of Group assets which were sold as part of its portfolio streamlining program. The most significant of these were the gains realized on the sale of the lubricants (€347 million) and rearview mirror (€46 million) divisions of Magneti Marelli, the contribution of Telexis to Atlanet (€133 million) and the sale of 51% of the Group’s interest in Fiat Ferroviaria (€106 million). The 2000 results also included gains on the sale of a portion of the Group’s investment in H.d.P. S.p.A. (€36 million) and all of its shares of the Italian bank Unicredito (€21 million).

     Other extraordinary income in 2001 of €79 million (€226 million in 2000) included contributions from the individual companies of the Group, primarily from the release of reserves in excess of requirements. See the Note “Principles of consolidation and significant accounting policies” to the Consolidated Financial Statements included in Item 18.

     Extraordinary expenses totaled €1,286 million (€1,843 million in 2000) and mainly included expenses related to corporate restructuring and reorganization. Approximately €850 million of the total were recorded in respect of specific restructuring initiatives approved by the Board of Directors in December 2001 that called for the rationalization, restructuring and closing of plant facilities during the period from 2002-2004. The total volume of extraordinary expenses recorded in 2001 was divided among the sectors as follows: automobiles (€628 million), agricultural and construction equipment (€79 million), commercial vehicles (€237 million), metallurgical products (€82 million), components (€108 million), production systems (€30 million), aviation (€30 million), and other sectors and other companies (€92 million).

     Income taxes on a consolidated basis decreased by 37.7%, from €472 million in 2000 to €294 million in 2001, reflecting a decline in current income taxes to €808 million from €999 million in 2000. Income taxes for 2001 included €138 million in current and deferred taxes (€269 million in 2000) and €156 million in IRAP, the regional tax on production activity in Italy (€203 million in 2000).

     As a result, the Group’s net result before minority interest was a loss of €791 million in 2001, as compared with net income before minority interest of €578 million in 2000. The Group’s net loss amounted to €445 million, as compared with net income of €664 million in the previous year. As a result, earnings per ordinary share on an Italian GAAP basis were equal to a net loss per share of €0.84 in 2001, as compared with net income per share of €1.19 in 2000.

     Automobiles. Fiat Auto’s global unit sales to the dealer network, importers and other large direct customers during 2001 totaled 2,096,000 cars, a decrease of 10.8% from the 2,350,000 vehicles sold in 2000 that was partially attributable to the implementation of aggressive measures to reduce dealer inventories. This program, which started during the first half of the year as part of the reengineering of the sector’s logistical and marketing organization, was reflected in a reduction in the volume of vehicles delivered to dealers. The sales decline was also attributable to sharp decreases in unit sales in Argentina and Poland and to a reduction in the sector’s market share in Europe, partially as a result of the expected reduction in unit sales during the phase-out of the Fiat Bravo/Brava models prior to the introduction of the Fiat Stilo in the last quarter of the year. When the contribution of affiliates is included, Fiat Auto’s sales declined to 2,126,000 units, with a decrease of 12.8% over the previous year’s total of 2,439,000 units sold.

     Western European customers bought 1,456,000 cars, a decrease of 13.7%, as Fiat Auto’s market share in Western Europe as a whole fell to 9.6%, 0.4 percentage points less than in 2000. This development was especially pronounced in Italy, where the sector’s sales were down by 14.9% to 825,000 units and its market share fell from 35.4% to 34.7%, and in France, where sales declined by 27.5%. Among the other major European countries, unit sales were up only in the United Kingdom (+16.4%), reflecting a favorable market environment. Overall, Fiat Auto’s market share in Western Europe excluding Italy decreased from 4.9% to 4.6%, reflecting decreased shares in most of the principal European markets.

     In Poland, Fiat Auto sold a total of 76,000 cars in 2001, or 42.9% fewer than in the previous year. The sharp drop in sales in Poland reflected a notable contraction in demand due to the local economic crisis. In this negative climate, Fiat Auto was able to retain the leading position in the market, though its market share declined from 26.8% to 23.2%. In Brazil, the sector sold a total of 416,000 vehicles, a 14.9% increase from the 362,000 units sold a year earlier, reflecting increased demand and the successful restyling of the Palio, which helped the Fiat brand become the leading brand in the local market during 2001. Fiat Auto increased its share of the recovering market to 28.6% in 2001, as compared with 27.6% in 2000. In Argentina, the sector’s unit sales dropped by 60.6% to a total of 13,000 vehicles as the severe economic crisis brought the market to brink of collapse. In response to the worsening crisis, Fiat Auto announced in December that it was reducing its manufacturing activities in Argentina to the minimum level consistent with retaining the ability to relaunch these operations if conditions in the Mercosur region improve.

     Fiat Auto’s revenues totaled €24,440 million, a decrease of €921 million, or 3.6%, compared with 2000, largely due to the lower sales volumes. The decline in revenue was smaller than the drop in unit sales due to the growing importance of the financial and service operations, whose contribution to Fiat Auto’s overall revenues increased by almost a percentage point, to an improvement in the revenue earned per unit sold and to the revenues recorded in connection with the sale of the sector’s spare parts inventories to the venture with DHL Worldwide Express and other financial partners. In 2001, Fiat Auto reported an operating loss of €549 million, compared to operating income of €44 million posted in 2000. The sharp decline in operating income was attributable to lower unit sales in Europe and Poland, costs incurred to enhance the standard equipment of the sector’s vehicles without compensating price increases, intensified competitive pressure in Europe and the charges associated with the reduction in the inventories held by dealers. The sector reacted to this unfavorable situation by intensifying its cost reduction measures, including those targeted by the purchasing and powertrain ventures with General Motors, while further benefits were generated by the sale of spare parts inventories to the venture set up with DHL Worldwide Express and other financial partners. In addition, during 2001, Fiat Auto continued to support and enhance the image of its brands with increased investments to renew the product line and higher expenditures for advertising and network support.

     The automobiles sector reported a net loss of €1,442 million in 2001, compared to a net loss of €599 million in 2000 (the net loss in 2000 does not reflect extraordinary items recorded by the Group in connection with the alliance with General Motors). This negative performance was partially attributable to an increase in extraordinary charges for provisions booked for restructuring programs and asset writedowns related to the downsizing of the sector’s manufacturing operations in Europe and Argentina.

     Research and development expenditures amounted to €870 million in 2001, up from €776 million the year before. Approximately 88% of the sector’s capital expenditures, which totaled €1,331 million in 2001, as compared with €1,412 million in 2000, were earmarked for the development of new products and technological innovation, including approximately €412 million, or

31% of the total, that were devoted to the purchase of vehicles used in the sector’s increasingly popular medium- and long-term leasing operations.

     Agricultural and Construction Equipment. CNH’s consolidated revenues in 2001 totaled €10,777 million, remaining essentially unchanged from the €10,770 million recorded in 2000, as growth in sales of agricultural equipment during the year offset the effects of a significant decline in shipments of construction equipment and the divestitures dictated by antitrust authorities in North America and Europe following the acquisition of Case. Expressed in dollars, the sector’s reporting currency, CNH’s revenues decreased by approximately 3% from the previous year’s total. The following table sets forth CNH’s revenues from sales of agricultural and construction equipment, as reported by CNH under U.S. GAAP, for the periods included in both dollars and euros.

Revenues from Sales of Equipment	2001	2000

(U.S. GAAP)	(in millions of euros)
Agricultural Equipment	€6,780	€6,361
Construction Equipment	3,300	3,745

TOTAL	10,082	10,106
	(in millions of dollars)
Agricultural Equipment	$6,073	$5,877
Construction Equipment	2,957	3,460

TOTAL	9,030	9,337

     The sector’s revenues from net sales of equipment decreased only slightly to €10,082 million, from €10,106 million in 2000, but declined by $307 million (3.3%) in dollar terms, from $9,337 million in 2000 to $9,030 million in 2001, reflecting approximately $311 million in unfavorable currency translation effects, with required divestitures accounting for a further negative impact of $351 million. On a comparable consolidation basis, revenues from net sales of equipment in dollar terms would have risen by 3.8% compared to 2000.

     Overall in 2001, world market demand for major agricultural equipment product lines was approximately 6% lower than in 2000, as increased demand for tractors and combines in North America and Latin America was more than offset by decreased demand in the Western European and Rest of the World markets. In North America, CNH increased its share of market for tractors and combines, reflecting the beginning of a recovery from CNH’s first year after the merger. World market demand for construction equipment product lines decreased in virtually every major product line and major market area, reflecting the general level of economic activity in most countries. North America suffered the greatest decline, followed by Europe and Latin America. In this difficult environment, CNH maintained its overall position in the market, with a slight decline in market share that was primarily the result of required divestitures.

     Expressed in U.S. dollars, CNH’s sales of agricultural equipment increased to $6,073 million, up 3.3% from the prior year, reflecting slightly higher unit sales of tractors and hay and forage equipment that were only partially offset by unfavorable currency translation effects and the impact of required divestitures. Sales of construction equipment decreased to $2,957 million, a decline of 14.5% in 2001 compared with 2000. The decline in sales reflects lower unit sales in most product lines and in most markets, as construction activity slowed during the year, and to the unfavorable effects of currency translations. The following table sets forth certain data on CNH’s revenues from sales of equipment, as reported by CNH under U.S. GAAP, by geographic region for the periods indicated.

Revenues from Sales of Equipment	2001	2000

(U.S. GAAP)	(in millions of euros)
North America	€4,686	€4,407
Western Europe	3,537	3,911
Latin America	655	685
Rest of the World	1,204	1,103

TOTAL	10,082	10,106
	(in millions of dollars)
North America	$4,197	$4,072
Western Europe	3,168	3,613
Latin America	587	633
Rest of the World	1,078	1,019

TOTAL	9,030	9,337

     Expressed in U.S. dollars, the sector’s revenues from sales of equipment in North America increased by 3.1%, from $4,072 million in 2000 to $ 4,197 million in 2001, reflecting higher tractor and combine unit sales that more than offset lower volumes of sales of construction equipment. Sales of equipment in Western Europe decreased by 12.3% from $3,613 million in 2000 to $3,168 million in 2001, reflecting lower unit sales of both agricultural and construction equipment and the decline in the value of the euro and British pound as compared to the U.S. dollar. Sales of equipment in Latin America decreased by 7.3% from $633 million in 2000 to $587 million in 2001, principally as a result of a decline in the average value of Brazilian real, as well as to lower unit sales of construction equipment that were only partially offset by higher agricultural equipment unit sales and a more favorable mix. In the Rest of World, sales of equipment were up 5.8% from $1,019 million in 2000 to $1,078 million in 2001 despite a decline in the value of the Australian dollar, mainly as a result of higher unit sales of agricultural equipment and improved pricing and higher sales of parts for construction equipment, the positive effects of which were partially offset by a decrease in unit sales.

     When stated in euros, the reporting currency of the Fiat Group, revenues from sales of equipment increased by 6.3% in North America, decreased by 9.6% in Western Europe, decreased by 4.4% in Latin America and increased by 9.2% in the Rest of World.

     The sector reported operating income of €209 million (1.9% of sales), a significant improvement on the operating income of €45 million realized in 2000 (0.4% of sales), reflecting margin improvements achieved through CNH’s merger-related profit improvements initiatives, which more than offset the negative effects on margins of the decline in unit sales of construction equipment, the appreciation of the U.S. dollar against the euro and other currencies and lower absorption of fixed costs caused by production cutbacks to reduce inventories.

     Overall employment levels continued to decline, from nearly 36,000 at the time of the merger to approximately 28,100 at December 31, 2001, in line with the planned 24% reduction in employee headcount by the end of 2003.

     The sector’s net result for the year was a net loss of €291 million, an improvement from the loss of €754 million in 2000. The results include extraordinary restructuring charges of €79 million which are also part of CNH’s merger integration plan (€490 million in 2000). These restructuring charges were accounted for under the Fiat Group’s accounting principles of consolidation and reflect the costs of industrial restructuring actions which are expected to be completed within the next two to three years. The amounts recognized under the Fiat Group’s accounting principles differ from those accounted for under U.S. GAAP as adopted by CNH to present its consolidated financial results in the United States. See Note 24 to the Consolidated Financial Statements included in Item 18.

     Research and development expenses were €341 million, (3.2% of net sales) relatively unchanged from €366 million in 2000 (3.4% of net sales).

     Commercial vehicles. During 2001, Iveco sold a total of 160,400 vehicles worldwide, a decrease of 2.7% from 2000. If the approximately 34,300 units sold by licensees are added, total sales reach 194,700 vehicles (207,500 units in 2000).

     In Western Europe, Iveco shipped 128,400 vehicles, or 1.9% fewer than in 2000, with lower unit sales recorded in most European markets. The most significant declines in unit sales occurred in Italy (-14.2%), due to the aggressive marketing campaigns of Iveco’s competitors, in Germany (-11.4%), due to the weakness of the market, and in Spain (-3.8%), while unit sales were up in the United Kingdom (+17.6%), reflecting higher sales of light commercial vehicles. In Eastern Europe, where market conditions improved, Iveco sold a total of 9,700 units, an increase of 14.1%, with the largest gains coming in Romania. Outside of Europe, Iveco’s unit sales decreased by 12.2%, from 25,400 vehicles in 2000 to 22,300 in 2001. Unit sales at Naveco, the sector’s 50-50 joint venture with the Yuejin Group, fell from 17,500 in 2000 to 13,100 in 2001, while Iveco’s affiliates in India and Turkey also recorded significant drops in sales. The negative impact on Iveco of these sales declines outside of Europe was partially offset by a significant improvement in Latin America, where sales rose by 26.0% to 7,800 units in 2001, reflecting improved results in Brazil and Venezuela. Irisbus sold a total of approximately 9,500 buses during the year, with the decrease of approximately 3% being primarily attributable to delays in the awarding of contracts following calls for tenders by public transportation authorities, particularly those in Italy and Spain. The sector also produced approximately 413,300 diesel engines, or 9.0% fewer than in 2000. Sales to customers outside the Group accounted for approximately 61% of Iveco’s sales of engines, approximately the same percentage as in 2000.

     Iveco’s revenues totaled €8,650 million in 2001, an increase of 0.5% from the €8,611 million recorded in 2000, as growth in the sector’s financial and service businesses more than offset the negative impact of the decline in unit sales.

     Operating income decreased to €271 million (or 3.1% of revenues), from €489 million in 2000 (5.7% of revenues). The 44.6% decrease was primarily attributable to lower unit sales and the fact that the 2000 results included income of €88 million attributable to the sector’s sales of industrial real estate in Spain it no longer used. Iveco reported a consolidated net loss of €123 million, as compared with net income of €147 million in 2000. The net loss was primarily attributable to extraordinary charges related to Iveco’s ongoing restructuring, including major reductions in its operations in Argentina and elsewhere.

     Iveco’s research and development expenditures of €215 million were slightly lower than those of the previous year (€227 million). Capital expenditures increased by 9.5% to €718 million in 2001, of which €370 million was devoted to industrial investments, mainly to expand the sector’s engine line, and €348 million related to investments in vehicle fleets for contract hire activities.

     Components. Magneti Marelli reported revenues of €4,073 million in 2001, down 8.5% from 2000, reflecting lower sales volumes caused by weak demand. Magneti Marelli recorded operating losses of €74 million in 2001, compared to income of €55 million in 2000.

     Production Systems. Comau’s revenues decreased 9.1% to €2,218 million in 2001 from €2,440 million in 2000. This decrease was primarily attributable to the slowdown in the U.S. automotive market, where sharp cutbacks in the capital investment programs of U.S. carmakers resulted in a significant contraction in activity at PICO, as well as to the negative impact of the economic crisis in Argentina, while the level of activity in Europe remained relatively steady, and Comau Service’s maintenance activities grew. Comau recorded operating income of €60 million in 2001, compared to €87 million in 2000.

     Metallurgical Production. Teksid recorded revenues of €1,752 million in 2001, a 6.5% decrease from 2000, reflecting lower unit sales in North America and the effect of the restructuring of the sector’s cast iron operations. Teksid’s operating income in 2001 totaled €15 million, compared to €101 million in 2000.

     Aviation. FiatAvio’s revenues in 2001 increased 9.7% to €1,636 million, from €1,491 million in 2000), reflecting increased sales to commercial and government customers, including sales in the United States of aircraft engines modified to generate power, as well as the first deliveries of engines for the new Eurofighter. FiatAvio’s operating income in 2001 was €186 million, compared to €143 million in 2000.

     Insurance. The revenues of the Group’s insurance sector continued to grow, increasing by 25.2%, to €5,461 million in 2001 from €4,363 million in 2000, partly due to the first-time consolidation of Lloyd Italico (a recently acquired group that is primarily active in the non-life insurance business) and Augusta Assicurazioni, and partly due to increased business, particularly in the life insurance segment. Consolidated life insurance premiums increased by 26.9% over 2000, as consolidated premiums for non-life insurance increased by 28.4%. On a comparable consolidation basis, the increase in premiums written would have been approximately 14%, reflecting strong volumes both in Italy, primarily in the life insurance business, and in France, where the sector increased its market share. The sector’s income before taxes of €220 million, a 35.0% increase from €163 million in 2000, reflected an improvement in the claims/premium ratio, portfolio selection and rebalancing, reductions in overhead costs and increased income from sale of real estate properties. The positive results achieved by the insurance operations were offset in part by the negative impact of unsettled conditions in financial markets, which resulted in a loss on the sector’s portfolio of equity securities when marked to market.

     Publishing and Communications. Revenues at Itedi decreased slightly (€347 million, -2.0% from €354 million in 2000) reflecting weakness in the advertising market. Itedi recorded operating losses in 2001 of €2 million, compared to an operating income of €10 million in 2000.

     Services. Business Solutions started operations at the beginning of the year and posted revenues of €1,805 million in 2001; services provided to non-Group companies represented over 40% of sector’s revenues. Operating income for the year was €73 million.

  Effect of Inflation

     Management believes that the impact of inflation was not material to the Group’s net sales and revenues, operating income or consolidated net income in the years ended December 31, 2001, 2000 and 1999.

  U.S. GAAP Reconciliation

     The Group’s consolidated net income (loss) determined in accordance with U.S. GAAP would have been €(3,832) million, €(837) million, and €880 million for the years ended December 31, 2002, 2001 and 2000, respectively, as compared with net income (loss) of €(3,948) million, €(445) million and €664 million, respectively, for the same periods, as determined under Italian GAAP. The main differences affecting the determination of net income throughout this three-year period were the effects of lower depreciation and higher capital gains on disposal of property, plant and equipment revalued for Italian but not for U.S. GAAP, differences in the timing of recognition of restructuring charges, start-up costs and gains on real estate sale-leaseback transactions, adjustments related to differences in the accounting for pensions, other postretirement benefits and gains, losses or valuation adjustments on treasury stock, together with the deferred tax effects on such items. In addition to these factors common to all periods, the U.S. GAAP reconciliations of net income (loss) for the individual years presented reflect the impact of the following additional significant items:

•	In 2000, the net income amount in accordance with U.S. GAAP was negatively impacted by the charge to income of a difference between the historical cost of the Group’s investment in shares of General Motors, established at the date of the Master Agreement between the two companies in March of that year, and the market value of the shares at their effective acquisition date in the following month of July. This difference reversed on final disposal of the shares in December 2002, reducing the final loss on disposal for U.S. GAAP by the same amount (€358 million).

•	In 2001 and 2002, the Group entered into transactions which are recognized as sales under Italian GAAP on the basis of passage of title, but which are accounted for under U.S. GAAP as financing transactions or operating lease arrangements until the risks and rewards of ownership are effectively transferred, thus deferring the moment at which revenues and margins are recognized. The net effect of such differences was a reduction in income determined under U.S. GAAP of €164 million in 2001 and €77 million in 2002, before taxes.

•	In 2002, the Group sold a 14% interest in Italenergia Bis S.p.A. to three other stockholders of that company, realizing a capital gain of €189 million before taxes in its Italian GAAP financial statements. For U.S. GAAP, this transaction did not meet the requirements for sale accounting, with the result that the gain recorded for Italian GAAP was reversed and further adjustments were recorded to recompute the Group’s equity in the results of operations of the investee on the basis of the original 38.6% ownership interest applied to its results adjusted to conform to U.S. GAAP.

•	The reconciling items between Italian and U.S. GAAP net income (losses) for both 2002 and, to a lesser extent, 2001 were significantly influenced by adoption of SFAS No. 142, “Goodwill and other intangible assets”. The provisions of this standard required the elimination of amortization for goodwill acquired after June 30, 2001 with effect from that year and the elimination of amortization of all other, previously existing goodwill with effect from January 1, 2002; the new standard also required tests of impairment of the goodwill balances at the date of initial adoption and at least annually thereafter. The effects of such adoption were an increase of U.S.GAAP income related to the elimination of goodwill amortization of €254 million in 2002 together with a net reduction of U.S. GAAP income for goodwill impairment charges of €462 million (of which €586 million is classified as the cumulative effects of a change in accounting principles). This change in the U.S. accounting rules for goodwill also eliminated certain other minor reconciling items which had been present in 2000 and 2001 due to differences in the bases or amortization period of goodwill under Italian and U.S. GAAP.

     Stockholders’ equity determined in accordance with U.S. GAAP would have been €6,694 million and €11,223 million at December 31, 2002 and 2001, respectively, as compared with €7,641 million and €12,170 million, respectively, under Italian GAAP. The main differences affecting the determination of stockholders’ equity include the reinstatement for U.S. GAAP of goodwill previously written-off directly to equity reserves for Italian GAAP, differences in accounting for post-retirement benefits, the elimination of revaluations of fixed assets, adjustments to the value of financial instruments and the above-mentioned differences in accounting for gains on sale-leaseback transactions, start-up costs, restructuring reserves, revenue recognition, the Italenergia share transfer and goodwill, together with related tax effects.

     For a more detailed discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net income and stockholders’ equity, see Note 24 to the Consolidated Financial Statements included in Item 18.

  Liquidity and Capital Resources

     The Fiat Group utilizes funds from operations, external borrowings and sales of finance receivables as asset-backed securities through securitization to manage its liquidity. Fiat used these sources of liquidity primarily to finance its operations, as well as capital expenditures and its lease and sale financing business, which typically is financed with a high proportion of debt.

     At December 31, 2002, the Group’s net financial position (cash, marketable securities, financial investments held by insurance companies in excess of technical reserve requirements and finance receivables, less short-, medium- and long-term debt), the Group’s principal measure of liquidity, showed net indebtedness of €3,780 million, €2,255 million less then the net indebtedness of €6,035 million at the end of 2001. A reconciliation of this non-GAAP measure to the most directly comparable Italian GAAP measure is presented below. The improvement mainly resulted from the divestitures of business units and investments during the year discussed above, capital increases at Fiat S.p.A. and CNH, and a reduction in working capital. These positive effects were partially offset by the Group’s operating loss for the year. As a result of the Group’s financial restructuring plan, including the €3 billion convertible credit facility with the Italian banks and the issuance of the bonds exchangeable for GM shares, the net financial position, illustrated in the following table, shows an improvement in its composition, with a significant reduction of €6,098 million in short-term debt, while long-term debt increased only by €2,324 million.

     The following table details the net financial position of the Group as at the end of each of the three most recent years and provides a reconciliation of this non-GAAP measure to “cash,” the most directly comparable GAAP measure appearing in the Group’s consolidated statements of cash flows. The parenthetical references to Notes following particular line items in the table are to the specific Notes to the Consolidated Financial Statements included in Item 18 where these line items are presented in greater detail.

	At December 31,

	2002	2001	2000

	(in millions of euros)
Cash (Note 7)	€3,489	€2,133	€1,997
Financial assets held as not fixed assets - Other securities (Note 6)	6,769	6,355	4,918
Securities held by insurance to cover policy liabilities and accruals (*)	(5,262)	(4,355)	(3,275)

Marketable securities	1,507	2,000	1,643
Amounts due from stockholders for shares subscribed but not called	1	1	1
Financial fixed assets — Receivables (Note 3)	47	55	114
Financial fixed assets — Assets leased (Note 3)	2,947	3,367	4,150
Financial assets not held as fixed assets - Financial receivables (Note 6)	18,411	21,263	19,795

Financial receivables and investments in leases	21,406	24,686	24,059	(***)
Financial accrued income (Note 8) (**)	543	560	620
Financial deferred income (Note 13)	(1,135)	(2,057)	(1,778)

Total financial assets	25,810	27,322	26,541

Short-term debt (Note 12)	(8,310)	(14,408)	(17,217)
Medium-and long-term debt (Note 12)	(20,613)	(18,289)	(15,272)
Financial accrued expenses (Note 13)	(785)	(797)	(649)
Financial prepaid expenses (Note 8)	118	137	130

Total financial liabilities	(29,590)	(33,357)	(33,008)

Group’s net financial position	€(3,780)	€(6,035)	€(6,467)

(*) This amount is derived from the consolidated financial statements of Toro Assicurazioni.
(**) The amount for 2000 includes “Accrued financial income “of €578 million and “Issue discounts” for €42 million.
(***) The €1 million difference between the total amount of financial receivables and investments in assets in 2000 and the four line items it comprises (amounts due from stockholders for shares subscribed but not called, financial fixed assets – receivables, financial fixed assets – assets leased and financial assets not held as fixed assets - financial receivables) is due to rounding.

     Cash provided by operating activities declined from €2,435 million in 2001 to €1,053 million in 2002. The single largest factor affecting cash flow from operations was the €4,263 million net loss, which was partially offset by amortization and depreciation totaling €2,614 million (€2,880 million in

2001), a net balance of gains and losses realized from divestitures of €124 million (-€1,749 million in 2001) and expenses for impairment writedowns that did not involve cash outlays of €991 million (none in 2001). Positive cash flow was generated by the positive change in working capital that mainly stemmed from cutbacks in inventories carried out by Fiat Auto and CNH, a decrease in trade receivables, reflecting both the lower levels of activity as well as reductions in receivables from the Fiat Auto dealer network associated with cutbacks in dealers inventories, and, to a lesser extent, positive exchange rate effects, partially offset by payments by Fiat Auto to the Fiat-GM Powertrain joint venture associated with its contribution of assets and liabilities at the time the venture was formed.

     Cash flow generated by investing activities was €2,096 million in 2002, as compared with €3,017 million of cash flow used in such activities in 2002. The result was primarily attributable to an increase in proceeds generated from the disposal of assets and investments, net of acquisitions, and as a result of a net reduction in financial receivables and the Group’s leasing portfolio. This net reduction was caused by lower sales volumes, the divestiture of certain financial activities in connection with CNH’s joint venture with BNP Paribas and other ventures, increased securitization of receivables and foreign exchange translation effects, arising in particular from the translation of portfolios denominated in U.S. dollars and Brazilian real into euro. Capital expenditures of €2,771 million (recorded as cash flows used in investments in fixed assets in the consolidated statements of cash flows) were €667 million lower than in 2001, primarily reflecting reduction in automobiles and commercial vehicles expenditures, that of investments in long-term leasing services for automobiles and agricultural and construction equipment and the sale of business

     The following table summarizes the Group’s capital expenditures by geographical area for each of the years indicated:

	Year ended December 31,

	2002	2001	2000

	(in millions of euros)
Europe	€2,225	€2,545	€2,412
North America	313	555	374
Mercosur	150	249	371
Other areas	83	89	79

Total	2,771	3,438	3,236

     The Group incurred these capital expenditures to acquire property, plant and equipment necessary to introduce and manufacture new products, enhance manufacturing efficiency and further environmental and safety programs, as well as for long-term leasing services for automobiles, commercial vehicles, and agricultural and construction equipment.

     Cash flow used in financing activities was €1,793 million in 2002, as compared with €718 million provided by such activities in 2001. New borrowings, net of repayments, amounted to €2,655 million, as compared to €2,504 million in 2001. Short-term borrowings decreased by a further €5,358 million, following a reduction of €1,140 million in 2001. The capital increases at Fiat S.p.A. and CNH Global N.V. generated an aggregate increase of €1,215 in capital stock in 2002, which had been unchanged in 2001.

     The Group sells certain of its finance, trade and tax receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with its risk management objectives. See “ — Concentrations of Credit Risk”. At December 31, 2002 and 2001, outstanding receivables sold with recourse were €2,518 million and €2,629 million, respectively, including €2,505 million of trade receivables and other receivables (€2,473 million at December 31, 2001) and €13 million of financial receivables (€156 million at December 31, 2001). The total volume of receivables sold with recourse during the course of 2002 amounted to €20,743 million, as compared with a total of €9,593 million in 2001. The Group also securitizes and sells certain trade and financial receivables without recourse. In 2002 and 2001, the amount of receivables sold or securitized without recourse with maturity dates beyond year-end was €13,794 million and €13,372 million, respectively. Receivables sold or securitized without recourse at December 31, 2002 include €4,537 million of trade receivables and other receivables (€4,859 million at December 31, 2001) and €9,257 million of financial receivables (€8,513 million at December 31, 2001). The sale of financial receivables is effected primarily through securitization transactions involving accounts receivables from the final (retail) customers of the Group’s financial services companies. The total volume of receivables sold or securitized without recourse was €30,502 million in 2002 (€29,593 million in 2001). For additional details on the Group’s securitization programs and other off-balance sheet transactions, see Note 24(l) to the Consolidated Financial Statements included in Item 18.

     At December 31, 2002, the Group had approximately €3,700 million in unused medium and long-term committed lines of credit available in various currencies. The equivalent figure at December 31, 2001 was €4,500 million, with the reduction primarily reflecting the appreciation of the euro against the currencies in which certain of the lines are denominated. For information regarding the maturity profile, interest rate structure and other details of the Group’s borrowings, see Note 12 to the Consolidated Financial Statements included in Item 18.

     The Group has short-term borrowing and commercial paper programs in a number of the countries in which it operates. As of December 31, 2002 and 2001, the total amount outstanding under these programs was approximately €177 million and €2,183 million, respectively. The decline reflects the Group’s recent credit rating downgrades. The Group’s commercial paper is currently rated “Not Prime” by Moody’s, “B” by Standard & Poor’s and “B” (with a negative outlook) by Fitch Ratings. The Group’s Canadian commercial paper is currently rated “R-2 (High — negative trend)” by Dominion Bond Rating Services Ltd. The Group also has established a global medium-term notes program, which had a total authorized amount of €15 billion at December 31, 2002, of which approximately €8.5 billion and €10 billion was outstanding at December 31, 2002 and 2001, respectively. The program is currently rated Ba1 (on credit watch) by Moody’s and BB+ (with a negative outlook) by each of Standard & Poor’s and Fitch Ratings.

     In addition, the Group issued a total of ¥ 40 billion (approximately €374 million) of bonds in Japan’s domestic securities market during 2000. The issue has a local rating of “BBB-” (with a negative outlook) by Japan Rating and Investment Information, Inc.

  Future Liquidity and Capital Resources

     The Group has adopted formal policies and decision making processes aimed at optimizing the Group’s overall financial situation and its allocation of financial funds, cash management processes and financial risk management, as well as ensuring sustainable levels of indebtedness. As in the previous years, the Group’s financial transactions in 2002 were carried out with the intent of extending the average maturity of the Group’s debt, as well as diversifying its sources of available financing. The most significant new long-term loans entered into by the Group in 2002 include the €3 billion convertible credit facility with the Italian banks, the issuance of €2.2 million in bonds exchangeable for General Motors shares (or cash, at Fiat’s option) and the €1.15 million facility arranged by Citigroup in connection with the monetization of the Group’s remaining interest in Italenergia Bis S.p.A. Fiat is in the process of negotiating possible revisions of the terms to the convertible facility with the lenders, which arrangements could also involve the banks’ provision of additional financing. Fiat cannot predict the outcome of such negotiations or whether any such changes will in fact be made.

     The Group’s liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce cash flow from operations and would impair the ability of the Group’s dealers and retail customers to meet their payment obligations. Increased supplies of used cars, trucks and equipment may affect resale prices and result in decreased cash flows. Any possible reduction of the credit ratings on Fiat’s commercial paper and medium term notes programs would increase the cost of funding and potentially limit the Group’s access to these and other sources of financing.

     Notwithstanding the current difficult market conditions, management believes that funds available under the Group’s current liquidity facilities (including loan agreements and lines of credit), those realized under existing and planned asset-backed securitization programs and those expected from its planned disposal of assets and investments will allow the Group to satisfy its working capital and debt service requirements through the end of 2003.

     In connection with its approval of the Relaunch Plan, the Board of Directors approved a capital increase to be effected by means of a rights offering that will not be registered under the Securities Act, which Fiat expects to launch in July. The increase will be carried out through the issuance of a maximum of 368,457,108 new Ordinary Shares that will be offered on a preemptive basis to current shareholders at a price of €5 euros per share and at a ratio of three new Ordinary Shares for every five shares held of any class.

Contractual Obligations

     The following table sets forth the contractual obligations and commercial commitments of the Group with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2002:

	Payments due by period

		Less than 1
	Total	year	1-5 years	After 5 years

	(in million of euros)
Contractual obligations
Long-term debt	€25,420	€4,807	€17,020	€3,593
Operating Leases	452	88	253	111

Total amounts
committed

(in million of
euros)
Commercial commitments
Unconditional purchase obligations	€1,909
Other long-term obligations	8,017

     Operating leases include minimal rental and payment commitments due under such leases. Unconditional purchase obligations include commitments under residual value (vehicle buy-back) guarantees of €1,191 million as of December 31, 2002. Other long-term obligations include commitments of €7,718 million under the contracts between Fiat S.p.A. (as general contractor) and Treno Alta Velocita T.A.V. S.p.A. for the design and construction of high-speed railway lines between Bologna and Florence and between Turin and Milan. See Note 14 to the Consolidated Financial Statements included in Item 18.

     In addition, the Group, as a part of its normal business practices, enters into long-term arrangements with suppliers for purchases of certain raw materials, components and services. These arrangements may contain fixed/minimum quantity purchase requirements. The Group enters into such arrangements to facilitate an adequate supply of these materials and services.

Research and Development

     For a discussion of the Group’s research and development policies and related expenditures, see “Research and Development” in Item 4.

Trend Information

     For a discussion of the most significant recent trends affecting the Group’s businesses, see “Introduction — Recent Developments” and “Introduction — Outlook” in Item 4.

Concentrations of Credit Risk

     In connection with its various operating and investment subsidiaries, the Group maintains investments in trade and finance receivables and marketable securities. With respect to these investments, management believes that the Group’s financial policies and the distribution of its investments tend to mitigate significantly its exposure to credit risk. Among the factors reducing such risk is the widely distributed nature of the Group’s trade and finance receivables among the many automotive, commercial vehicle and agricultural and construction equipment customers of the Group that are located in Italy, the rest of Europe and North and South America. Management believes that concentration of credit risk is also minimized with respect to its investments in marketable securities, given that such investments primarily consist of Italian government securities and other widely traded securities issued by highly rated institutions located in the various markets of the Group.

     Although European countries other than Italy are the principal markets for Fiat Group exports, the Group also sells products in other regions where political, economic and financial risk can render the collection of receivables difficult. The Group takes a number of steps on a regular basis to reduce this risk, including maintaining political risk insurance, liquidating a portion of its receivables on a non-recourse basis at a discount through the banking system, arranging buyer’s credits in favor of the importers, which allows for regular payments, as well as utilizing other techniques, including countertrade agreements, that are aimed at protecting the Group from financial losses in its trade relations with countries that have suspended payments abroad.

Item 6. Directors, Senior Management and Employees

DIRECTORS

  The directors of Fiat on June 25, 2003, were as follows:

Name	Age	Position

Umberto Agnelli	69	Chairman of the Board
Angelo Benessia	62	Director
Luca Cordero di Montezemolo	55	Director
Flavio Cotti	63	Director
John Philip Elkann	26	Director
Luca Garavoglia	34	Director
Franzo Grande Stevens	75	Director
Hermann-Josef Lamberti	47	Director
Sergio Marchionne	51	Director
Giuseppe Morchio	56	Director, Chief Executive Officer
Daniel John Winteler	40	Director

     On January 24, 2003, Avv. Giovanni Agnelli died in Turin. Avv. Agnelli had been Honorary Chairman of the Group since 1996.

     On February 28, 2003, the Board of Directors appointed Umberto Agnelli Chairman of the Board following Paolo Fresco’s resignation from that post, which Mr. Fresco had held since 1998. On the same date, the Board appointed Giuseppe Morchio to replace Alessandro Barberis as the Group’s Chief Executive Officer. Mr. Barberis became Vice Chairman of the Board, replacing Franzo Grande Stevens in that role, though Mr. Grande Stevens remains on the Board of Directors. The Board also accepted the resignations of Directors Felix G. Rohatyn and John F. Welch on February 28, 2003, and appointed Ferrari Chairman and Chief Executive Officer Luca Cordero di Montezemolo as a new director.

     At Fiat’s annual general stockholders’ meeting held on May 13, 2003, each member of the Board of Directors submitted his resignation to permit the Board’s full renewal and reauthorization after the many changes in its membership that had occurred in 2002 and the early months of 2003. The stockholders’ meeting elected the directors listed above to serve for a three-year term, ending on the date of the annual general meeting to be held in 2006. Fiat’s stockholders also voted to reduce the number of directors on the Board from 12 to 11.

     The new Board of Directors met after the May general stockholders’ meeting and confirmed Umberto Agnelli as Chairman and Giuseppe Morchio as Chief Executive Officer, giving them broad operating powers and authorizing them to perform all acts that are consistent with the Company’s purpose. Notwithstanding the ample powers granted to them, the Chairman and the Chief Executive Officer must submit to the Board of Directors for approval all transactions that may have a material impact on the Company’s profitability, balance sheet or financial position, and must adequately inform the directors and statutory auditors about any transactions that are of an atypical or unusual nature or that involve related parties.

                                                           The following individuals served as directors of Fiat during 2002:

Name	Age	Position(s) Held(*)

Alessandro Barberis	66	Director, Chief Executive Officer
Angelo Benessia	62	Director
Franco Bernabè	54	Director
Pierluigi Bernasconi	51	Director
Paolo Cantarella	58	Director, Chief Executive Officer
Flavio Cotti	63	Director
Ugo Draetta	64	Director
John Philip Elkann	26	Director
Paolo Fresco	70	Chairman of the Board, Chief Executive Officer
Gabriele Galateri di Genola	56	Director, Chief Executive Officer
Franzo Grande Stevens	75	Director, Vice Chairman of the Board
Gianfranco Gutty	65	Director
Hermann-Josef Lamberti	47	Director
Virgilio Marrone	57	Director
Felix Rohayton	75	Director
Carl-Ludwig Von Boehm-Bezing	63	Director
John F. Welch	68	Director
Daniel John Winteler	40	Director

                                            (*) Please refer to the biographies below for details on the dates of the term of office for each of these directors.

     Biographies of each of the directors who served in 2002 and/or 2003 follow:

Name	Position (dates)

Umberto Agnelli	Chairman of the Board Fiat S.p.A. (February 28, 2003 — present)

Born in Lausanne (Switzerland) on November 1, 1934. Chairman and General Manager of Fiat France and Chairman of the Italian Soccer Federation, Mr. Agnelli was elected to the Italian Senate in 1976. He was Chief Executive Officer of Fiat from 1970 to 1976 and again from 1979 to 1980 and Chairman of Fiat Auto from 1980 to 1990. Mr. Agnelli is involved in activities in the Far East as co-chairman of the Italy-Japan Business Group and Chairman of the Italy-Japan Association. He is also Chairman of Editrice LaStampa S.p.A., Giovanni Agnelli e C. S.A.p.A., IFI S.p.A. and Fondazione Agnelli, as well as a director of Danone Group, Luiss University, Worms & Cie. and Permal Group, SCA. Mr. Agnelli is also a member of the International Advisory Board of Allianz

Name	Position (dates)

and Salomon Smith Barney, and the European Advisory Board of Schroder Salomon Smith Barney.

Alessandro Barberis	Chief Executive Officer, Director (December 13, 2002 — February 28, 2003)

Vice Chairman of the Board and Director (February 28, 2003 — May 13, 2003)

Mr. Barberis joined the Group in 1964 and held various positions, including Head, Teksid Mirafiori Plant, 1974; Chief Executive Officer, FMB, 1975; Head of Foundries Division, Teksid, 1978; Chief Executive Officer, Magneti Marelli, 1982; and Executive Vice President — Coordinator of Industrial Activities, Fiat Auto, 1993. He was also Deputy General Manager, Istituto Bancario San Paolo of Turin, 1996 and Chairman, Piaggio & C. S.p.A., from 1997 to 2001. Mr. Barberis was Chief Operating Officer Fiat S.p.A. from June 27, 2002 to February 28, 2003

Angelo Benessia	Director (2001 — present)

Born in Turin (Italy) in 1941. Mr. Benessia graduated in law from Turin University in 1965 and is a certified public accountant. He is a partner of the law firm “Studio Benessia, Maccagno” in Turin. From 1991 to 1999, he was chairman of Unigest, and in 1999 became a director of Saiag S.p.A. He resigned in 2001 from the Board of Directors of Telecom Italia S.p.A., where he represented several mutual fund companies. He has been a statutory auditor of the Turin Polytechnic and a director of the Piedmont Association of Economic and Social Sciences “Antonio Gramsci” since 1991. Since 2001, he has been a member of the Board of Directors of Italenergia and a member of the Board and Vice-Chairman of R.C.S. Editori.

Franco Bernabè	Director (1999 — May 14, 2002)

Born in Vipiteno (Italy) on September 18, 1948. Mr. Bernabè graduated in political science from the University of Turin in 1973. In 1978, he held the position of Head of the Economic Studies Department of Fiat. He held several positions at ENI, where from 1992 to 1998 he was Chief Executive Officer. From 1998 to 1999, he was Chief Executive Officer of Telecom Italia. At present, he is a member of the Steering Board of Confindustria and a board member of Luiss University in Rome.

Name	Position (dates)

Pierluigi Bernasconi	Director (May 14, 2002 — December 10, 2002)

Born in Turin (Italy) in 1952. Mr. Bernasconi graduated in Economics and Business from Turin University in 1976. He is a qualified auditor and has been registered with the Association “Dottori Commercialisti” of Turin since 1983. He is in charge of Tax and Company Affairs of the IFI/IFIL Group and is a member of the Board of Statutory Auditors and a Director at a number of Group companies.

Paolo Cantarella	Chief Executive Officer (1996, Director 1996 — June 10, 2002)

Born in Varallo Sesia (Italy) on December l4, 1944. Mr. Cantarella graduated in mechanical engineering from Turin Polytechnic. He held several positions within various Fiat Group companies prior to becoming Chief Executive Officer of Fiat S.p.A. in 1996.

On June 10, 2002, Mr. Cantarella resigned as Chief Executive Officer and Director, effective immediately.

Luca Cordero di Montezemolo	Director (February 28, 2003 — present)

Born in Bologna (Italy) on August 31, 1947. Mr. Cordero di Montezemolo joined Ferrari in 1973 as a Team Manager. From 1975 to 1980 he was Head of External Relations for Fiat. Mr. Cordero di Montezemolo was Chief Executive Officer of Itedi from 1981 to 1982 and Chief Executive Officer of Cinzano from 1982 to 1991. In 1998, he became Chairman and Chief Executive Officer of Ferrari S.p.A.

Flavio Cotti	Director (2000 — present)

Born in Muralto (Switzerland) on October 18, 1939. Mr. Cotti received a degree in law from the University of Fribourg in 1964. He practiced law and notary activity until 1975. President of the Tessin Administration from 1977 to 1981, he held several institutional offices in the Swiss Confederation until 1996 and was President of the Swiss Confederation in 1990 and in 1998. In 1996, he was appointed President of the Organization for Security and Cooperation in Europe.

Name	Position (dates)

Ugo Draetta	Director (September 12, 2002 — December 13, 2002)

Born in Naples (Italy) on January 1, 1939. Mr. Draetta graduated in law from Naples University in 1960. Between 1978 and 1980 he was General Counsel and Secretary of Fiat S.p.A. From 1980 to 1998 he held several positions with the General Electric Group, including Vice President and Senior Counsel. Mr. Draetta is a professor of International Law at the Catholic University of Milan and is the author of many publications in the fields of international law and industrial and international trade law.

John Philip Elkann	Director (1997 — present)

Paolo Fresco	Born in New York, New York (USA) on April 1, 1976. Mr. Elkann graduated in engineering from Turin Polytechnic. He has been a member of the Board of Directors of Fiat since 1997. Since 1999, he has been a member of the Board of Directors of the Giovanni Agnelli e C. S.A.p.A. Mr. Elkann is the grand-nephew of Mr. Agnelli.

Chairman of the Board (1998, Director 1996 — February 28, 2003)

Born in Milan (Italy) on July 12, 1933. Mr. Fresco graduated in law from the University of Genoa. He held several positions at General Electric Co. and became Vice Chairman in 1990. He was Chairman of the Board of Directors of Fiat S.p.A. from 1998 until February 28, 2003. Mr. Fresco also was briefly interim Chief Executive Officer following Mr. Cantarella’s resignation on June 10, 2002, until Mr. Galateri was appointed Chief Executive Officer on June 27, 2002.

On February 28, 2003, Mr. Fresco resigned as Chairman of the Board.

Luca Garavoglia	Director (May 13, 2003 — present)

Born in Milan (Italy) on February 27, 1969. Mr. Garavoglia graduated in Economics from the Bocconi University in Milan in 1994. He has been Chairman of Davide Campari-Milano S.p.A., the parent company of the Campari Group, since September 1994.

Name	Position (dates)

Gabriele Galateri di Genola (56)	Director (1996 — April 13, 2003)

Chief Executive Officer (June 27, 2002 — December 13, 2002)

Born in Rome (Italy) on January 11, 1947. Mr. Galateri di Genola graduated in law from Rome University. He held various positions at Rome University, Banco di Roma, St. Gobain and, from 1977 to 1986, Fiat. Since 1986, he has been Chief Executive Officer of IFIL and, since 1993, Chief Executive Officer and General Manager of IFI. He also holds the position of director in several companies including Alpitour, Peroni, SanPaolo IMI, Siemens Italia, Cassa di Risparmio di Savigliano, Exor Group, Giovanni Agnelli e C. S.A.p.A., La Rinascente, Toro Assicurazioni and NHT New Holding for Tourism.

Mr. Galateri di Genola resigned as Director on April 13, 2003, upon his appointment as Chairman of Mediobanca.

Franzo Grande Stevens	Director (1982 — present).

Vice Chairman of the Board (December 13, 2002 — February 28, 2003)

Born in Naples (Italy) on September 3, 1928. Mr. Grande Stevens graduated in law from Naples University. From 1981 to 1991, he was a member and then Chairman of the Council for Forensic Science. He is a director of several companies, including Ferrero, Toro Assicurazioni, IPI, IFI, IFIL, La Rinascente, Reale Mutua di Assicurazioni, Pininfarina, Banca del Piemonte, Exor Group and Banca Sella.

Gianfranco Gutty	Director (1996 — May 14, 2002)

Born in Trieste (Italy) on October 8, 1938. Mr. Gutty was awarded an honorary degree in economics by Trieste University in 1997. He joined Assicurazioni Generali in 1957, where he became Vice General Manager in 1982, General Manager in 1990, Chief Executive Officer in 1992 and, in 2001, Chairman and Chief Executive Officer. At present, he is a board member of Alleanza Assicurazioni, Banca Intesa, Banco Santander and Commerzbank.

Hermann-Josef Lamberti	Director (May 14, 2002 — present)

Born in Boppard (Germany) in 1956. Mr. Lamberti studied business administration in Cologne and Dublin before commencing his professional career in the financial sector. He received a master’s degree in Business Administration in 1981. He has been a member of the Board of Managing Directors of Deutsche Bank A.G. since October 1999. As Deutsche Bank’s Chief Operating

Name	Position (dates)

Officer, he is responsible for the Deutsche Bank Group’s operations and information technology worldwide. Prior to joining Deutsche Bank, he worked at IBM for 14 years in Germany, France and the United States.

Sergio Marchionne	Director (May 13, 2003 — present)

Mr. Marchionne obtained a law degree from the Osgoode Hall Law School of York University of Toronto and a Masters of Business Administration from the University of Windsor, Canada. He is a licensed barrister and solicitor and a chartered accountant. From 1997 to 2000, Mr. Marchionne was Managing Director and Chief Executive Officer of Alusuisse Lonza Group Ltd., Zurich. He has held various positions in Lonza Group Ltd., Basel, since September 1999, including Member of the Board of Directors, Managing Director and Chief Executive Officer; he has been Chairman of the Board of Directors since October 2002. Since May 2000, he has also been a member of the Board of Directors of Serono Ltd., Geneva. He is a member of the Board of Directors of Société Générale de Surveillance Holding SA, Geneva, where he has been Managing Director and Chief Executive Officer since February 2002.

Virgilio Marrone	Director (1999 — May 13, 2003)

Born in Savona (Italy) on August 2, 1946. Mr. Marrone graduated in economics from Bocconi University in Milan. Since 1973, he has held various positions at IFI. Since 1993, he has been Co-General Manager and Head of Development of IFI. He is a board member of Banca SanPaolo IMI and Buzzi Unicem. He is also Chairman of Soiem S.p.A.

Giuseppe Morchio	Chief Executive Officer and Director Fiat S.p.A. (February 28, 2003 — present)

Born in Rapallo (Italy) in 1947. Mr. Morchio has a university degree in engineering. Mr. Morchio began his career in the cable division of the Manuli Group. In 1980, he was named Director of Logistics in the tire division of Pirelli S.p.A. He was then named Vice President, Manufacturing, Quality and Logistics for Pirelli Tyre Worldwide, and then Corporate Executive Vice President of Pirelli’s tire division. He subsequently worked abroad as Chairman and Chief Executive Officer of Pirelli Neumaticos in Barcelona and then as President and Chief Executive Officer of Pirelli Tyre North America. Upon his return to Italy in 1993, he was appointed Chief Executive Officer of Pirelli Cavi S.p.A. Holding, and in 1995 he was named Chairman and Chief Executive Officer of Pirelli Cavi e Sistemi S.p.A. Holding Worldwide in Energy and Telecommunications Systems.

Name	Position (dates)

He is currently a Director of the Banco di Desio e della Brianza.

Felix G. Rohatyn	Director (2001 — February 28, 2003)

Born in Vienna (Austria) in 1928. Mr. Rohatyn studied in France and the United States, where he moved in 1942, and graduated in physics from Middlebury College in 1949. In 1948, he joined Lazard Frères and Co., where he became managing director and then a partner. He served on the board of governors of the New York Stock Exchange from 1968 to 1972. From 1975 to 1993, he chaired the Municipal Assistance Corporation for the City of New York. From 1997 to 2000, he was U.S. Ambassador to France. He is currently President of Rohatyn Associates LLC, a consulting firm located in New York.

Carl-Ludwig Von Boehm-Bezing	Director (1999 — May 14, 2002)

Born in Breslau (Germany) on May 20, 1940. Mr. Von Boehm-Bezing received a Ph.D. in law in Germany. Since 1969, he has held several positions at Deutsche Bank. In 1990, he became a member of its Board of Directors, from which he resigned at the beginning of 2001.

John F. Welch	Director (2001 — February 28, 2003)

Born in Salem, Massachusetts (USA) on November 19, 1935. Mr. Welch received a B.S. in chemical engineering from the University of Massachusetts and his M.S. and Ph.D. in chemical engineering from the University of Illinois. He joined General Electric in 1960 and held various positions at that company. In 1981, he became General Electric’s Chairman and Chief Executive Officer, from which position he retired in 2001. He is currently President of Jack Welch LLC, a consulting firm located in Shelton, Connecticut.

Daniel John Winteler	Director (December 10, 2002 — present)

Born in Pittsburgh (USA) on May 15, 1963. In 1996 he joined Novartis AG as Vice President Mergers and Acquisitions. In 1999 Mr. Winteler became Chief Operating Officer in Ciba Specialty Chemicals AG — Water Treatment Division, and in 2001 he joined IFIL as Senior Vice President-Strategy and Business Development. Since June 2002, he has been Chief Operating Officer of IFIL. He is a member of the “Conseil de Surveillance” of Worms & Cie., Arjo Wiggins S.A. and Antalis and a member of the Advisory Board of Euro Media Ventures Fund. Since 2002, he has been a director of La Rinascente Group, N.H.T. Group and Alpitour Group.

     The Board has identified the following five Directors as independent in accordance with the criteria set forth in the Code of Conduct for Italian Listed Companies: Angelo Benessia, Flavio Cotti, Luca Garavoglia, Hermann-Josef Lamberti and Sergio Marchionne. The criteria for director independence under the Code of Conduct for Listed Companies differ in certain respects from those scheduled to become applicable to Fiat and other foreign private issuers in 2005 under the U.S. federal securities laws and the listing rules of the New York Stock Exchange. Fiat expects to be in compliance with such U.S. standards at or before the time they become applicable to Fiat.

     On May 13, 2003, the Board of Directors reestablished two internal committees: the Audit Committee, which comprises three non-executive directors (Mr. Benessia, who chairs the Committee, and Messrs. Lamberti and Marchionne); and the Compensation Committee, which comprises five directors, two of whom have executive authority (Mr. Agnelli, who chairs the Committee, and Messrs. Cotti, Garavoglia, Grande Stevens and Morchio).

     The Audit Committee is primarily charged with verifying that Fiat’s administrative-accounting system, organizational structure and internal controls system are adequate, receiving periodic reports on their matters from the operating companies, and in turn reporting to the full Board of Directors at least every six months. The Compensation Committee develops proposals for approval by the full Board of Directors, mainly with regard to general and individual compensation plans for senior employees and the compensation for executive directors (including stock option plans), as well as appointments to senior positions within the Group.

SENIOR MANAGEMENT

     The senior managers of Fiat in 2002 other than those who also served as directors were as follows:

Name (Age)	Position (since)

Maurizio Beretta (48)	Corporate Senior Vice President External Relations and Communications Fiat S.p.A. (2001)

Joined RAI (the Italian National Television) in 1980 as Reporter; Special Correspondent, Head of Editorial Office, Business News Editor, Deputy Editor-in-Chief, Head of Public Affairs, RAI, 1982-1998; Director of “Uno” Programs Division, RAI, 2000; Corporate Senior Vice President External Relations and Communications, Fiat S.p.A., 2001- present.

Gian Carlo Boschetti (64)	Chief Executive Officer and Chief Operating Officer Fiat Auto S.p.A. (2002)

Joined Fiat in 1964 — Financial Accounting Department; Marketing Forecasting and Programming Department, Economic Planning and Control Department, Fiat, 1968-1973; Head of Marketing and Planning Components Sector, Fiat, 1973-1975; Planning Director, Iveco, 1976-1979; Managing Director, IVI, 1980-1981; Purchasing Director, Iveco, 1981-1982; Commercial Operations Director, Iveco, 1982-1990; President, Chief Executive Officer and Chief Operating Officer, Iveco, 1990-2001; Chief Executive Officer and Chief Operating Officer Fiat Auto, 2002-present.

Name (Age)	Position (since)

Damien Clermont (52)	Chief Financial Officer Fiat S.p.A. (1999)(1) Corporate Senior Vice President of Strategic Development, (October 2002 — March 2003)

Joined Total France in 1976 — International Finance Department, Head of International Cash Management; Treasury and Director of Management Control, Merlin Gerin Company, Vice President Management Control, Senior Vice President Industrial Development; Senior Vice President in charge of Northern Europe for Schneider Corporate, Schneider Group, 1982-1996; Senior Vice President of Management Control and Strategic Development, Fiat S.p.A., 1996; Chief Financial Officer, Fiat S.p.A., 1999.

Bruno Cova (43)	Senior Vice President and General Counsel, Fiat S.p.A. (2002)

Associate Studio Legale De Luca, 1986-1988; Frere Cholmeley Solicitors, 1989-1992. Joined Agip S.p.A. in 1992; Head of the Legal Department, 1994-1997; General Counsel Agip Division — ENI Group, 1997-2000; Chief Compliance Officer, European Bank for Reconstruction and Development, 2000-2001; General Counsel Fiat S.p.A., 2001 — present.

Pier Luigi Fattori (55)	Corporate Senior Vice President Human Resources Fiat S.p.A. (1999).

Joined Fiat in 1974 — Industrial Relation Department; Media Relations Manager — External Relations Department, 1978-1980; Head of Industrial Relations, Teksid, 1980-1985; H.R. Manager Commercial Area, Iveco, 1985-1990; Head of Personnel and Organization, Magneti Marelli, 1990-1995; Vice President Human Resources, Iveco, 1995-1998; Vice President Commercial Operations, Iveco, 1998-1999; Corporate Senior Vice President Human Resources, Fiat S.p.A., 1999-present.

Carlo Gatto (62)	Chief Executive Officer Business Solutions S.p.A. (2000)

Joined Fiat in 1969 — Administration Department; Financial Affairs Department — Liaison Manager with International Holding Fiat, Fiat S.p.A., 1974-1980; Head of Accounting, Fiat S.p.A., 1980-1990; Head of Accounting and Audit, then Vice Chairman, Fiat Revi, and Chairman, Fiat Gesco, Fiat, 1990-1998; Chief Administration Officer, Fiat, 1999-2000; President and Chief Executive Officer, Business Solutions S.p.A., 2000-present.

Michel de Lambert (55)	President and Chief Executive Officer Iveco N.V. (2002)

Joined Hyperbar Diesel in 1972 — Research & Development; Managing Director, SATI, 1978-1983; Director, A.N.F., 1983-1989, Chief Executive Officer, A.N.F., 1990; Chief Executive Officer, Bombardier Eurotrail, 1991-1993; Chief Executive Officer, Fraikin, 1993-2000; Vice President Transolver, Iveco N.V., 2000-2001; President and Chief Executive Officer, Iveco N.V., 2002 — present.

Name (Age)	Position (since)

Ferruccio Luppi (53)	Chief Financial Officer, Fiat S.p.A. (2002)(1)

Management Consultant, 1973-1983. Joined IFIL Group in 1984 as Head of Equity Investments Control; Head of the IFIL Group’s Development and Control Department, 1988-1996; Head of Industrial Investments Control Department - Worms Group, 1997-1998; Managing Director Worms Group, 1998-2002; Chief Financial Officer Fiat SpA 2002 — present.

Paolo Monferino (56)	President and Chief Executive Officer CNH Global N.V. (2000)

Joined Fiat in 1973 as Design Engineer, Teksid; Head of Purchasing and Procurement, Teksid, 1977-1980; Head of Worldwide Purchasing and Procurement, FiatAllis, 1981-1983; Managing Director, FiatAllis Latin America, 1983-1987; Chief Operating Officer FiatAgri, 1987-1991; Executive Vice President Strategies and Business Development, New Holland, 1991-1996; Executive Vice President — Automotive Components and Industrial Diversified Sectors, Fiat, 1996-2000; President and Chief Executive Officer, CNH Global N.V., 2000 — present.

Jean Pierre Rosso (62)	Chairman CNH Global N.V. (2000)

Joined Honeywell in 1969, 1969-1975; President and Chief Executive Officer, Rossignol Ski Company, 1975-1981; President of Honeywell Europe, Group Vice President of Information Systems International, Vice President and General Manager of Honeywell Medical Electronics Division, Vice President of Business Development and Operations Europe, Honeywell, 1981-1991; President — Home and Building Control worldwide, Honeywell, 1991-1994; President and Chief Executive Officer, Case, 1994; Chairman, Case, 1996; Chairman and Chief Executive Officer, CNH Global, 1999; Chairman, CNH Global N.V., 2000 — present.

(1)	Mr. Luppi replaced Mr. Clermont as Chief Financial Officer as of October 1, 2002.

The senior managers of Fiat do not have a formal term of office.

     Effective October 1, 2002, Ferruccio Luppi joined Fiat S.p.A. and was appointed Chief Financial Officer to replace Damien Clermont, who became Corporate Senior Vice President of Strategic Development. Mr. Clermont subsequently resigned on March 31, 2003.

     As of December 18, 2002, Fiat’s General Counsel, Bruno Cova, reports directly to the Chief Executive Officer. Additional changes to Fiat’s corporate management structure were implemented in the first half of 2003, following the appointments of Mr. Agnelli as Chairman and Mr. Morchio as Chief Executive Officer:

•	In March 2003, Mr. Agnelli appointed Lodovico Passerin d’Entrevès to the new post of executive assistant to the Chairman, with the task of coordinating activities aimed at enhancing the image of the Fiat Group. Maurizio Beretta, head of Fiat’s Communications and Media Relations department, was confirmed in his post and will collaborate with Mr. Passerin d’Entrevès in this endeavor.

•	In May 2003, the Group established a new business development and strategies department, which will assist the Group’s senior officers in their management of

Fiat’s business portfolio and in the definition and implementation of the Group’s strategy. The new department is headed by Eugenio Razelli, a manager with past experience within the Fiat Group. Mr. Razelli also has experience managing high-technology-based businesses and has worked in the development and turnaround of medium-sized and large companies in the international arena.

•	Also in May 2003, the Group established a corporate initiatives department to define and implement specific operational programs to further the Group’s restructuring initiatives. Roberto Pisa, an executive with experience in the management of complex businesses in various international companies, was named to lead the new department, and will assist Fiat’s chief executive officer in the implementation of significant measures that are key to the Group’s restructuring.

     Following are biographies of these senior managers, all of whom assumed their positions in 2003:

Name (Age)	Position

Pietro Fornier (63)	Head of Internal Audit Fiat S.p.A.

Joined Fiat in 1960 as accountant in the Commercial Department; Head of the Accounting and Reporting Areas of Fiat Auto’s sales branches, 1969-1972; Head of Auditing at sector and group level — Fiat S.p.A., 1974-1993; Head of Inspectorate Fiat Sagi, 1993-1996; Chief Executive Officer and General Manager Fiat Revi S.p.A.

Lodovico Passerin d’Entrevès (59)	Executive Assistant to the Chairman of Fiat S.p.A.

Joined Toro Assicurazioni in 1972; Head of Image and Communications, 1975-1977; Head of External Relations, 1977-1986; Head of Communications IFIL Group, 1986-1993; Assistant to the Chief Executive Officer of Toro Assicurazioni S.p.A., 1993-1995; Head of External Relations and Communications IFI — IFIL Group, 1995-2003.

Roberto Pisa (41)	Senior Vice President Corporate Initiatives

Assistant Treasurer — European Vinyl Corporation, 1986-1990; Consultant McKinsey & Co., 1990-1993; General Electric Company: Manager Corporate Business Development, 1993-1995; Product General Manager Nuovo Pignone, 1995-1997; Managing Director GE Lighting Italy, 1997-1999; President and Chief Executive Officer, GE Lighting Systems Inc., 1999-2000; Chief Executive Officer Pirelli Cables & Systems Italy, 2000-2003.

Eugenio Razelli (53)	Senior Vice President Business Development and Strategies

Material Manager Mirafiori Plant — Fiat Auto, 1977-1979; Vice President Manufacturing Dishwasher Division Industrie Zanussi, 1980-1982; Chief Executive Officer Gilardini Industriale, 1983-1984; General Manager Stars and Politecna — Fiat Comind, 1985; General Manager Electrical Equipment Division — Magneti Marelli, 1986-1987; Vice President — General Manager Electromechanical Group — Magneti Marelli, 1988-1990; President Engine Control Division — Magneti Marelli, 1991-1993; Vice President Manufacturing Pirelli Cavi, 1993-1994; President and Chief Executive Officer Pirelli Cable North

Name (Age)	Position

America, 1995-1996; Senior Executive Vice President Pirelli Cavi, 1997-2000; President and Chief Executive Officer Fiamm, 2001-2003.

Board of Statutory Auditors

     Under Italian law, in addition to electing the Board of Directors, the Company’s ordinary stockholders also elects a Board of Statutory Auditors (Collegio Sindacale). The Statutory Auditors are elected for a term of three years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the Board of Statutory Auditors must provide certain evidence that he is in good standing and meets certain professional standards. The Board of Statutory Auditors is required to verify that the Company (i) complies with applicable law and its By-laws, (ii) respects the principles of correct administration, (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems and (iv) adequately instructs its subsidiaries to transmit information relevant to its disclosure obligations.

     The following table sets forth the names of the three members of the current Board of Statutory Auditors and its alternate members and their respective positions. The current Board of Statutory Auditors was elected for a three-year term at the annual meeting of stockholders on May 13, 2003 to serve for the period from 2003 through 2006.

Name	Title

Cesare Ferrero	Chairman
Giorgio Ferrino	Statutory Auditor
Giuseppe Camosci	Statutory Auditor
Piero Locatelli	Alternate Statutory Auditor
Giorgio Giorgi	Alternate Statutory Auditor
Natale Ignazio Girolamo	Alternate Statutory Auditor

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     As per applicable Italian regulations (Article 78 of CONSOB Regulation No. 11971, issued on May 14, 1999), Fiat disclosed in its published financial statements the following information regarding compensation paid in 2002 to each of the directors, statutory auditors and senior management:

		Compensation for		Noncash	Bonuses and
Name	Description of position held	office held		benefits (*)	other incentives	Other

		Fees (in thousands of euros)

Paolo Fresco	Chairman and Chief Executive Officer	1,151.4	(1)	49.2
Franzo Grande Stevens	Director/Secretary/Vice Chairman	337.5	(2)	30.6		49.6
Alessandro Barberis	Chief Executive and Operating Officer	—				809.6	(3)
Angelo Benessia	Director	96.5		30.6
Flavio Cotti	Director	75.5		30.6
John Philip Elkann	Director	96.5		30.6
Gabriele Galateri di Genola	Director; Chief Executive and Operating Officer	1,028.0	(4)	35.6		18.6
Virgilio Marrone	Director	75.5	(5)	30.6
Felix George Rohatyn	Director	51.5		30.6
John Francis Welch	Director	62.4	(6)	30.6
Hermann-Josef Lamberti	Director	55.8		26.3
Daniel John Winteler	Director	7.4	(5)	2.8
Pierluigi Bernasconi	Director	42.1	(5)	23.5
Franco Bernabè	Director	19.8		4.3
Carl-Ludwig Von Boehm-Bezing	Director	22.8		4.3
Paolo Cantarella	Chief Executive Officer	1,351.9		7.5		20,052.9	(7)
Ugo Draetta	Director	21.5		11.6
Gianfranco Gutty	Director	16.8		4.3
Cesare Ferrero	Chairman of the Board of Statutory Auditors	62.0				89.2
Giorgio Ferrino	Statutory Auditor	41.3				41.0
Lamberto Jona Celesia	Statutory Auditor	41.3				137.7

(*)	Includes the pro-rata share of the insurance policy approved by the Stockholders’ Meeting and the use of means of transport.

(1)	Since May 14, 2002 the gross semiannual fee for the office of Chairman has been based on the average stock market value of 70,000 Fiat ordinary shares during the months of April and October, with net amount being converted into Fiat ordinary shares.

(2)	The fee for the post of Secretary amounted to €250 thousand.

(3)	Gross fee for employment as Chief Operating Officer. No compensation was paid for his services as Chief Executive Officer.

(4)	The fee for the post of Chief Executive Officer and Chief Operating Officer amounted to €931.5 thousand.

(5)	The fee is paid directly to the company of which this Director is an employee.

(6)	The fee, upon request of the Director, is deferred up to the expiration of his office and will be paid in ordinary Fiat shares pursuant to the resolutions of the Stockholders’ Meetings of June 5, 2000 and May 14, 2002.

(7)	His severance indemnity totaled €20,033.91 thousand, of which €9,296.2 thousand is to be paid over 20 years.

Stock options granted to Directors and Chief Operating Officers (Art. 78 Consob Regulation No. 11971 of May 14, 1999)

	Options held			Options granted					Options held
Grantee	at the beginning of the year			during the year					at the end of the year

		Average			Average		Options	Number		Average
		price	Exercise	Number	price	Exercise	exercised	of		price	Exercise
First and	Number of	per	period	of	per	period	during	options	Number of	per	period
last name	shares	share	(yy/mm)	shares	share	(yy/mm)	2002	expired	shares	share	(yy/mm)

Paolo Fresco	1,250,000	26.202	01/7 – 08/10	1,000,000	13.63	05/1 – 10/1			2,250,000	20.614	01/7 – 10/1
Alessandro Barberis				150,000	12.96	04/6 – 10/6			150,000	12.96	04/6 – 10/6
Gabriele Galateri di Genola				400,000	12.96	04/6 – 10/6			400,000 (*)	12.96	04/6 – 10/6
Paolo Cantarella	450,000	28.841	01/7 – 09/2					450,000 (*)

(*)	Options expired upon termination of office.

     On March 27, 2003, the Board adopted a resolution to grant to Mr. Morchio 11,822,195 options to purchase Fiat ordinary shares at a price of €6.344 per share. Two-thirds of the options may be exercised only if specific targets on are achieved; the remaining one-third of the shares will be available for purchase irrespective of performance. The exercise rights vest over five years (20% per year). If a target (100% of the goal set) is achieved before the planned date, the vesting is brought forward (no earlier than two years in advance of the originally scheduled date). The options expire on March 27, 2010.

     At the annual general meeting held on May 13, 2003, the stockholders of Fiat S.p.A., in regard to Directors’ fees, approved that the annual compensation for each Director comprise the following:

•	€50,000 to be paid pro-rata within the end of the fiscal year;

•	an additional sum based on a fee of €3,000 for every board or committee meeting attended by the director, with the exception of directors with executive authority;

•	the proportional amount of the insurance premium for a maximum coverage limit of approximately €50 million to cover civil liability deriving from legal and contractual obligations connected with directors’ duties.

     With respect to the senior managers listed in this Item 6 who are not directors, the aggregate expense accrued by Fiat during 2002 for their compensation during such year was approximately €22.6 million inclusive of the following:

•	the provision charged by the Group in respect of mandatory severance payments, amounting to €839,800 in 2002; these severance payments are a statutory obligation under Italian law, with the amount of each year’s accrual based on the employee’s remuneration for the year in question and the length of his or her service;

•	the amount contributed by the Fiat Group, equal to €529,170 in 2002, to an independent pension fund that has been created for upper and middle level officers of the Fiat Group, the assets of which are invested in insurance policies;

•	the amount contributed by the Fiat Group to a special defined contribution plan for the benefit of all executive officers, approved by the Board of Directors on June 2, 1995; in 2002, such contribution amounted to €1,021,095; and

•	the amount contributed by the Fiat Group to a special plan for senior executives (Individual Top Hat Scheme), approved by the Board of Directors on December 7, 2000, that provides a lump sum to be paid in installments if an executive leaves the Group before the age of 65; in 2002, such contribution amounted to €5.4 million.

     As of December 31, 2002, the directors and senior managers listed in this Item 6 as a group owned an immaterial number of shares of Fiat S.p.A. (totaling 228,252 ordinary shares, 2,440 preference shares and 662 savings shares, each representing significantly less than 1% of the shares outstanding in each class). As of December 31, 2002, these individuals have also been granted an aggregate of 3,801,800 options in respect of an equivalent number of Fiat’s ordinary shares. See the table on the previous page and Item 10. “Additional Information—Options to Purchase Securities From Registrant or Subsidiaries.”

EMPLOYEES AND LABOR RELATIONS

     At December 31, 2002, the Group employed 186,492 employees, compared with 198,764 at the end of 2001. During the year, the Group hired approximately 17,600 new employees (approximately 4,700 in Italy), including those hired on temporary basis. Over the same period, approximately 25,572 people left the Group (approximately 10,300 in Italy) and 400 additional employees were transferred as part of the Group’s outsourcing initiatives. Acquisitions and divestitures completed during the year resulted in a net decrease of 3,900 employees.

Number of Fiat Group Employees at 12/31/00	223,953
Additions	20,400
Reductions	(28,189)
Outsourcing	(1,900)
Changes in the scope of consolidation	(15,500)

Number of Fiat Group Employees at 12/31/01	198,764
Additions	17,600
Reductions	(25,572)
Outsourcing	(400)
Changes in the scope of consolidation	(3,900)

Number of Fiat Group Employees at 12/31/02	186,492

     For more information on the number of employees in each of the Group’s sectors, see Item 4. “Information on the Company”.

     The Group took advantage of flexible employment options where they were available in order to adjust its level of output to changes in market demand. The Group’s total personnel expenses in 2002, including wages and salaries, employee benefits and special reserves for severance indemnities, totaled €7,554 million, which represented 13.6% of net sales and revenues, as compared with €8,169 million (14.1% of net sales and revenues) in 2001. At December 31, 2002, 87,789 employees (47% of the total number of Group employees worldwide) were based in Italy, representing approximately 1.7% of the Italian industrial workforce.

     Labor Agreements. At the end of 2002, approximately 37% of the Group’s employees in Italy were members of labor unions. None of the Group’s facilities in Italy is operated on a closed-shop basis. In Italy, a 1993 protocol among employers, unions and the Italian government reformed the system of Italian industrial relations with the goal of keeping labor costs within forecasted inflation and reducing conflicts during wage negotiations. Within the framework established by this protocol, labor agreements are negotiated at two separate and distinct levels – a national agreement negotiated collectively between the national employers’ association of a particular industry and the respective national unions that provides a basic framework on working conditions, including pay and hour provisions, and a separate agreement negotiated at the company level between management and the union representatives of its employees that addresses issues of special importance to the particular firm and may act to supplement the basic provisions of the national framework contract.

     The national agreement for metalworkers, which covers most of the Group’s employees (including both white-collar and blue-collar workers), expired on December 31, 2002. The terms of a new contract, which is effective retroactively as of the expiration of the prior agreement, were agreed in May 2003. The new agreement has a term of four years for the work rule provisions and two years for the compensation package. As a whole, management expects the new agreement to increase labor costs by a cumulative total of approximately 5% through the first half of 2005.

     With regard to negotiations at the company level, even though the Group-wide agreement formally expired on September 30, 1999, Fiat and the unions agreed that an annual bonus calculated on the basis of the old contract should be paid to covered employees with respect to 2002. The average bonus totaled €1,395 per employee before withholding, an amount similar to the bonus paid for 2001.

     Corporate restructuring and crisis management. During 2002, the Group’s labor relations in Italy were mainly focused on efforts to minimize the social impact of the deep restructuring and recovery initiatives adopted by Fiat Auto and certain other Group companies. As part of the restructuring initiatives, the Group has been reducing its active workforce, primarily through the use of certain programs available under Italian law with government authorization, such as the cassa integrazione guadagni straordinaria (“extraordinary layoff fund”), a special temporary layoff benefit fund, and mobilità di accompagnamento alla pensione (“mobility allowances”), an early retirement program applicable to employees who would otherwise be eligible to receive a pension within a maximum of three to four years. Both of these programs are managed by Italy’s national social security agency and funded by payroll contributions from companies and workers. The Group bears a portion of the cost of payments made under these programs, with the national social security agency paying the remainder.

     On July 24, 2002, after reaching an agreement with the Italian Ministry of Labor and all but one of the Italian trade unions, the Company announced that it would dismiss with mobility allowances approximately 3,000 employees of Fiat Auto and certain companies in the services sector.

     In the autumn, the Group asked the government to grant Fiat Auto and certain Magneti Marelli and Comau factories “business-in-crisis” status, which status is a necessary prerequisite for a company to use the extraordinary layoff fund. In the first week of December, the government proposed a plan that was accepted by Fiat, but which was not supported by the unions. As part of its proposal, the government authorized Fiat to temporarily lay off up to 5,600 employees at Fiat Auto, Comau Service and Magneti Marelli as of December 9, 2002, with recourse to the extraordinary layoff fund, and another 2,000 workers from July 2003. In addition, Magneti Marelli and certain companies in the services sector were authorized to dismiss 500 additional employees with mobility allowances by the end of 2003. Approximately half of these 500 employees have already left the Group.

     The Group resumed discussions with the unions at the local level during the first months of 2003, which resulted in agreements with most of the unions on additional measures to permit the Group to deal with redundancies. Under these agreements, Fiat may, by December 2003, dismiss with “long-term” mobility allowances up to 2,400 Fiat Group employees, and another 700 employees with “short-term” mobility allowances. “Long-term” mobility allowances, available under a program approved by the Italian parliament in April 2003, provide early retirement benefits to workers who would otherwise be eligible to receive a pension within a maximum of seven years.

     Union dissatisfaction with Fiat’s restructuring initiatives and certain measures enacted by the government permitting increased labor flexibility led to a significant increase in labor unrest in Italy. During 2002, the unions declared several general strikes, and work stoppages during the year averaged more than 100 hours for the Group as a whole, and as many as 300 hours at Fiat’s Termini Imerese plant in Sicily, which the Group had considered closing in restructuring its operations. The percentage of employees who supported these work stoppages averaged between 15% and 20%.

     Among the Fiat Group companies operating outside Italy, Fiat Auto Argentina SA and its trade unions signed a staff reduction agreement. Iveco completed the closing of its Seddon Atkinson plant in Oldham, transferring its production operations to Madrid, and its design operations to Ulm.

     In streamlining its manufacturing organization and cutting overhead, the Group expects its staff to decrease by approximately 7,000 people through 2006, primarily outside of Italy (taking into account both those expected to leave the Group and those who are expected to join Fiat, and not including the effect on the total of planned divestitures). For additional details on the Relaunch Plan, see “— Introduction — The Fiat Group Relaunch Plan”.

     Compensation. In Italy average labor costs, including mandatory benefit payments and pension-plan contributions, grew roughly in line with the inflation rate. In the other countries where it operates, Fiat focused on keeping compensation levels in line with cost-of-living increases and introduced variable compensation packages similar to those in effect in Italy.

     In 2002, the Group’s performance-based variable compensation system for Group executives and middle managers worldwide resulted in payments that were approximately 35% lower than those made in 2001. For details of grants under the Group’s stock option plans, see Item 10. “Additional Information – Options to Purchase Securities from Registrant or its Subsidiaries.”

     Training and Scholarships. In 2002, Fiat Group companies throughout the world invested a total of €121 million in 2002, or 2.2% of total payroll costs, in professional development training programs designed to support their operations.

     Isvor Fiat, which acts as the corporate university of the Fiat Group and also sells its services to non-Group clients, was especially active in 2002, offering 2,400 training, consulting and professional support programs representing a total of 530,000 person days. An additional 32,000 employees received a total of 79,000 hours of distance- and open-learning support.

     Fiat Gra.De EEIG continued to handle the Group’s recruiting, training and management of recent college graduates. It hired 100 new engineers (a total of about 300 recent graduates were hired by the Group in 2002) from 12 countries in which Fiat has a significant industrial presence. The program carried out by Fiat Gra.De seeks to develop managerial resources by providing experience in different countries, departments and companies, with the goal of providing the Group’s management employees with international and cross-functional skills. During 2002, 70 graduates completed the program and were hired by Group companies.

     The Fiat Grants and Scholarships Program, which is reserved for the children of Group employees both in Italy and abroad, continued to enjoy considerable success. Established in 1996, the program was funded with fees waived by the directors of Fiat S.p.A. Since 2001, grants and scholarships were awarded directly by individual Group sectors and companies, in order to give local managers a greater degree of involvement in programs affecting their employees.

     The following table summarizes the results of this program for the year 2002:

Grants and Scholarships	2002

Number of grants and scholarships awarded
Italy	298
Other countries(*)	528

Total	826

(*)	The other countries are: Belgium, Brazil, France, Germany, the United Kingdom, Mexico, Poland, Spain, and the United States.

Item 7. Major Stockholders and Related Party Transactions

DESCRIPTION OF CAPITAL STOCK

     Fiat’s capital stock consists of ordinary shares, preference shares and savings shares with a par value of €5.00 each. As of May 31, 2003, the number of such shares outstanding was as follows: 433,220,490 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares.

     The increase in the number of ordinary shares from that at December 31, 2001 is attributable to the capital increase Fiat successfully completed by means of a rights offering in February 2002 (the “2002 Capital Increase”). In that offering, which was conducted entirely outside of the United States in accordance with Regulation S under the Securities Act and therefore excluded U.S. stockholders and ADR holders, existing holders of Fiat shares subscribed for a total of 65,820,600 new ordinary shares at a price of €15.5 each, for an aggregate amount of approximately €1.0 billion. Each eligible existing holder was entitled to purchase three new ordinary shares for every 25 ordinary, preference or savings shares held, and holders exercising their rights also received warrants entitling them to subscribe for an aggregate of 16,455,150 new ordinary shares authorized for issuance in January 2007 at a fixed price of €30 per share, or, at the issuer’s option, an equivalent amount of cash. See Note 9 to the Consolidated Financial Statements included in Item 18.

     At the annual general meeting of stockholders held on June 23, 1999, the stockholders of Fiat S.p.A. approved a proposal by the Board of Directors with regard to the redenomination of Fiat’s ordinary, preference and savings shares in euros and a related reverse stock split by which each group of ten former ordinary, preference and savings shares with a par value of €0.5 each were converted into a single new ordinary, preference or savings share with a par value of €5.0 each. Simultaneously, a parallel one-for-two reverse split was effected of Fiat’s ordinary, preference and savings American Depositary Shares (“ADSs”), which are traded on the New York Stock Exchange, so that each new ordinary, preference and savings ADS represents one new ordinary, preference or savings share instead of the previous five ordinary, preference or savings shares. The redenomination and reverse splits were effected on August 23, 1999.

MAJOR STOCKHOLDERS

     Fiat is directly controlled by its largest single stockholder, IFIL S.p.A., which in turn is controlled by Istituto Finanziario Industriale S.p.A. (“IFI”). As part of a reorganization of IFI and IFIL effected in April 2003, IFI contributed its approximately 18% stake in Fiat to IFIL. Following the contribution IFI increased its ownership interest in IFIL to 62.85%. As of May 31, 2003, IFIL owned approximately 131,661,820 ordinary shares, and 31,082,500 preference shares, representing 30.39% and 30.09%, respectively of Fiat’s ordinary and preference shares outstanding as of such date.

     The following table presents information on each of those stockholders who owned more than 2% of Fiat’s ordinary or preference shares as of May 31, 2003, based on information available to Fiat as of such date.

			% of class

Stockholder	Number of shares held		held

IFIL	131,661,820	ordinary shares	30.390%
	31,082,500	preference shares	30.090%
Dodge & Cox	16,430,876	ordinary shares	3.790%
Assicurazioni Generali S.p.A. (and affiliates)	13,544,071	ordinary shares	3.130%
Mediobanca—Banca di Credito Finanziario S.p.A.	13,220,368	ordinary shares	3.050%
Libyan Arab Foreign Investment Company	13,151,215	ordinary shares	3.040%
SanPaolo IMI and affiliates	10,084,575	ordinary shares	2.330%
Deutsche Bank A.G. (and affiliates)	12,157,409	ordinary shares	2.810%
Pictet & Cie	12,437,900	ordinary shares	2.870%
Southeastern Asset Management	11,466,150	ordinary shares	2.650%

     During the period from 2000 to 2002, there were no significant changes in the percentage of shares held by the above stockholders, other than with respect to Libyan Arab Foreign Investment Company and Southeastern Asset Management, which first acquired more than 2% of the ordinary shares in February 2002 and April 2002, respectively. None of the shares held by the above stockholders have any special voting rights.

     In June 1999, IFI, IFIL, Assicurazioni Generali S.p.A. and Deutsche Bank AG agreed to consult with each other (and with the Board of Directors of Fiat S.p.A.) prior to any sale of their respective shares in Fiat and to meet from time to discuss possible strategies to be undertaken by the Group. This arrangement expressly does not create any legal obligations among the parties and is not binding under Italian law. In September 2000, Nuova Holding SanPaolo IMI joined this arrangement.

     As noted above, Fiat is indirectly controlled by IFI, which in turn is controlled by Giovanni Agnelli & C. S.A.p.A. (“GA”), an Italian limited partnership, which, as of May 31, 2003, owned 100% of the voting power and 50% of the equity of IFI. Mr. Umberto Agnelli (Chairman of the Board of Fiat S.p.A.) is a general partner of GA and, together with other members of the Agnelli family, owns substantially all of the ownership interest in GA. Mr. John Elkann, one of the other four general partners of GA, is also a director of Fiat.

     Trading by the Group in Fiat Shares. Under Italian law, Italian companies are not permitted to purchase their own shares unless authorized to do so by their stockholders, and then only in accordance with certain legal requirements. The annual general meeting of Fiat stockholders held on May 14, 2002 renewed an existing authorization to purchase treasury shares up to an aggregate amount of 61,642,560 of Fiat’s shares of all three classes for a period of 18 months, adding the requirement that the purchased shares, when added to the shares already held by Fiat and its subsidiaries, may not exceed a maximum of 10% of the total capital stock issued. The stockholders’ resolution also set the respective minimum and maximum purchase prices for any such repurchases at 10% below and 10% above the closing price of the relevant type of shares on the Italian Stock Exchange on the day preceding the relevant repurchase, and authorized the allocation to the purchases of treasury stock of available reserves totaling not more than €1 billion, including the sums already used to make purchases in accordance with the existing authorization.

     As of June 25, 2003, Fiat S.p.A. held 2,330,420 ordinary shares in treasury.

     Subsidiaries of Italian companies may, subject to stringent restrictions under Italian law, purchase outstanding shares of their parent companies. Certain of the Group’s subsidiaries hold shares of Fiat S.p.A. See Note 3 to the Consolidated Financial Statements included in Item 18.

RELATED PARTY TRANSACTIONS

     Group sectors provide services to other members of the Group and to the parent company, Fiat S.p.A. The main transactions between Fiat S.p.A. and its subsidiaries and associated companies that take place within this framework include:

•	Licensing of the right to use the Fiat trademark, for consideration based on a percentage of sales, to Fiat Auto S.p.A. (0.5%), Iveco S.p.A. (0.2%) and FiatAvio S.p.A. (0.5%);

•	Provision by Fiat S.p.A. management personnel of services to Fiat Auto S.p.A., Iveco, Teksid, Magneti Marelli, Toro Assicurazioni and other Group companies;

•	Grants of suretyships and guarantees in connection with the issuance of debentures, commercial paper and billets de trésorerie, bonds and lines of credit and to secure bank loans, payment obligations under building rental contracts and payment obligations under financial leases;

•	Rentals of buildings to Ingest Facility S.p.A. and Fiat I&CS S.r.l.;

•	Deposits of liquid funds with Fiat Ge.Va. S.p.A.;

•	Purchases of support and consulting services provided by Fiat Gesco S.p.A. (taxation and administration), Fiat Ge.Va. S.p.A. (financial services) and Fiat International S.p.A. (international relations);

•	Purchases of inspection and internal auditing services from Fiat Revi S.c.r.l.;

•	Purchases of information technology services provided by Global Value S.p.A.;

•	Purchases of external relations services provided by Fiat I&CS S.r.l.;

•	Purchases of office space and personal and real property maintenance services provided by Ingest Facility S.p.A., and other general services provided by Fiat Servizi per l’Industria S.c.p.a.;

•	Purchases of personnel training services provided by Isvor Fiat S.p.A.;

•	Purchases of insurance services provided by Augusta Assicurazioni S.p.A.; and

•	Purchases of automobiles from Fiat Auto S.p.A.

     Transactions involving intra-Group deliveries of goods and services that are part of the regular operations of the companies involved are discussed in Note 21 “Other segment information” to the Consolidated Financial Statements included in Item 18.

     Transactions between Group companies, whether they are made to support vertical manufacturing integration or to provide services, are carried out on terms that are competitive with those available in the marketplace, and management believes they are neither material to the Group nor unusual in their nature or condition.

     In addition, the Fiat Group had a consulting contract with Jack Welch LLC, an entity controlled by former director John Welch, for an annual amount of $1 million, and purchased legal professional services from director Franzo Grande Stevens for €2.4 million.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

     Please refer to Item 18. “Financial Statements”.

OTHER FINANCIAL INFORMATION

Export Sales

     Export sales from Italy, which totaled €11,998 million in 2002, as compared with €12,588 million in 2001, represented approximately 22% of the Group’s net sales and revenues (approximately 22% in 2001).

Legal Proceedings

     Neither Fiat nor any of its subsidiaries are a party to any legal proceeding that is pending or, as far as Fiat’s senior management is aware, threatened or contemplated against Fiat or any such subsidiary that, if determined adversely to Fiat or any such subsidiary, would have a materially adverse effect, either individually or in the aggregate, on the business, financial condition or results of operations of the Fiat Group.

Dividend Policy

     If and when proposed by Fiat’s Board of Directors, dividends are declared at the annual general meeting of Fiat stockholders following the close of each fiscal year and paid in the middle of the following fiscal year with respect to shares outstanding on the date such dividends are declared. The following table sets forth the annual dividends payable per ordinary, preference and savings share in respect of each of the years indicated. The table also sets forth such dividend information, translated into dollars per ordinary, preference and savings ADS on the basis of the Noon Buying Rate for euros on the date that the respective dividends were payable. Dividend information for years prior to 1999 has been adjusted to reflect the one-for-ten reverse stock split of Fiat’s shares in August 1999 and the simultaneous, parallel one-for-two reverse stock split of Fiat’s ordinary, preference and savings ADSs. See Item 7. “Major Stockholders and Related Party Transactions—Description of Capital Stock”.

	Ordinary		Preference		Savings
Dividends Payable in Respect of the
Fiscal Year ended December 31,	Share	ADS	Share	ADS	Share	ADS

	(euros)	($)	(euros)	($)	(euros)	($)
1998	0.62	0.64	0.62	0.64	0.77	0.80
1999	0.62	0.58	0.62	0.58	0.77	0.72
2000	0.62	0.52	0.62	0.52	0.77	0.66
2001	0.31	0.27	0.31	0.27	0.47	0.41
2002	—	—	—	—	—	—

     In recognition of the net loss incurred by the Group, the Board of Directors proposed that no dividends be declared or paid in respect of any category of shares for the fiscal year ended December 31, 2002. This recommendation was approved by Fiat’s stockholders at the annual general meeting on May 13, 2003.

     The failure to pay the minimum dividend of €0.31 per savings share, as envisaged in Article 21 of the Articles of Association, requires that Fiat increase any dividend to be paid in the following two fiscal years.

     Whether future dividends will be paid will depend upon Fiat’s earnings, financial condition and other factors, including the amount of dividends paid to it by its subsidiaries. There are no Italian governmental restrictions on dividend payments to foreign stockholders applicable to Fiat.

SIGNIFICANT CHANGES

     No significant change in the Group’s financial condition has occurred since the date of the most recent Consolidated Financial Statements included in this annual report.

Item 9. The Offer and Listing

TRADING MARKETS AND SHARE PRICES

     The principal trading market for Fiat’s ordinary, preference and savings shares is the Italian Stock Exchange, where Fiat has been listed since 1906. These shares are also listed on the Frankfurt Stock Exchange (since 1963), the Paris Stock Exchange (since 1963) and are quoted in London on SEAQ. Ordinary, preference and savings American Depositary Shares (each representing one current ordinary, preference or savings shares, respectively) are listed on the New York Stock Exchange. JPMorgan Chase Bank is Fiat’s depositary for purposes of issuing the American Depositary Receipts (“ADRs”) evidencing the ordinary, preference or savings ADSs.

     The following table sets forth, for the periods indicated, the reported high and low sales prices of the ordinary and preference ADRs on the New York Stock Exchange, adjusted to reflect the reverse split of the ADRs in August 1999. See Item 7. “Major Stockholders and Related Party Transactions—Description of Capital Stock”. As there has been essentially no trading activity in the savings ADRs during the periods indicated, prices for those ADRs are not included in this table.

	Ordinary		Preference
	ADRs		ADRs

	High	Low	High	Low

		(in dollars)
1998	$49.00	$28.00	$31.00	$13.75
1999	41.37	27.18	22.12	13.00
2000	36.06	21.18	21.87	12.75
2001
First Quarter	25.55	20.95	17.13	15.50
Second Quarter	24.00	19.73	14.00	14.00
Third Quarter	23.70	14.30	15.00	13.45
Fourth Quarter	17.65	15.30	12.00	10.50
2002
First Quarter	16.83	11.96	11.50	10.50
Second Quarter	14.03	11.59	11.00	8.60
Third Quarter	12.64	9.35	8.65	6.30
Fourth Quarter	10.33	7.90	5.50	4.95
Month Ending
December 31, 2002*	9.80	7.90	5.10	5.10
January 31, 2003	10.02	8.34	5.60	4.90
February 28, 2003	8.62	7.53	5.20	5.00
March 31, 2003	7.76	6.09	5.00	4.00
April 30, 2003	7.70	6.17	4.00	3.80
May 30, 2003	8.43	7.48	4.50	4.35

*	The preference ADRs traded on only one day during the month ending December 31, 2002.

     The following table sets forth, for the periods indicated, the reported high and low sales prices for the ordinary shares, preference shares and savings shares on the Italian Stock Exchange, adjusted to reflect the reverse split of such shares in August 1999. See Item 7. “Major Stockholders and Related Party Transactions—Description of Capital Stock”. Since January 1, 1999, the prices of all publicly traded stocks in Italy have been quoted in euros; prices for 1998 have been adjusted accordingly.

	Ordinary		Preference		Savings
	Shares		Shares		Shares

	High	Low	High	Low	High	Low

			(in euros)
1998	€45.03	€20.90	€28.13	€11.70	€28.31	€12.82
1999	34.78	26.27	18.64	12.62	19.13	13.15
2000	36.06	21.18	21.87	12.75	36.06	21.18
2001
First Quarter	27.55	23.34	18.34	14.99	15.61	13.98
Second Quarter	27.53	22.39	17.19	14.99	16.38	14.03
Third Quarter	26.38	15.99	17.51	10.50	15.73	9.54
Fourth Quarter	20.21	16.58	14.90	11.50	13.44	10.28
2002
First Quarter	17.339	13.638	12.184	9.495	11.381	8.954
Second Quarter	15.534	11.535	11.028	8.138	10.295	7.918
Third Quarter	12.871	9.556	8.944	5.919	8.510	5.803
Fourth Quarter	10.090	7.704	6.112	4.273	5.979	4.183
Month ending:
December 31,2002	10.090	7.704	5.733	4.273	5.616	4.183
January 31, 2003	9.440	7.786	5.609	4.600	5.514	4.446
February 28, 2003	8.028	6.933	4.928	4.277	4.972	4.294
March 31,2003	7.183	5.599	4.370	3.253	4.336	3.320
April 30, 2003	6.884	5.562	3.910	3.259	3.946	3.284
May 30, 2003	7.198	6.463	4.125	3.425	4,198	3.457

     As of May 31, 2003, 433,220,490 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares were outstanding. As of the same date, there were outstanding 10,351,585 ordinary ADSs held by 181 record holders, 180,070 preference ADSs held by 7 record holders and 265 savings ADSs held by 3 record holders.

     In addition to the shares represented by the ADSs, at June 30, 2002, the last date upon which we paid a dividend, 12,715,241 ordinary shares and 1,530,235 preference shares were held of record in the United States. These ordinary shares and preference shares were held of record by 269 and 139 holders, respectively, and, together with the shares represented by the ADRs, represented in the aggregate 5.32% and 1.66% of the number of ordinary shares and preference shares outstanding. Because the savings shares are in bearer form, Fiat’s records do not indicate the extent to which savings shares are directly held in the United States.

     Since certain of the ordinary shares, preference shares and ADSs were held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Item 10. Additional Information

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR ITS SUBSIDIARIES

     In March 1999, the Board of Directors of Fiat S.p.A. adopted a stock option plan (the “1999 Plan”) whereby the Board granted options to purchase up to the aggregate number of Fiat ordinary shares to be issued pursuant to the resolution of the Board of Directors dated December 9, 1998 authorizing a capital increase of a total par value of €18.9 million for such purpose. The 1999 Plan authorized the Board to grant to eligible employees of Fiat S.p.A. and its Italian and foreign subsidiaries options in respect of a total of 1,248,000 ordinary shares at a purchase price of €28.45 per share. The share purchase price (which is subject to adjustment in certain circumstances involving a change in Fiat’s share capital) was determined by averaging the official price of Fiat’s ordinary shares on the Italian Stock Exchange during the last twenty daily trading sessions preceding March 29, 1999, the date of the first grant of options under the 1999 Plan. At such time, the Board approved the grant of options in respect of 1,248,000 ordinary shares to approximately 700 managers of the Group. Following the 2002 Capital Increase, the purchase price was adjusted to €28.04 per share.

     The 1999 Plan was only open to employees that, on March 29, 1999, were employees of Fiat or of a subsidiary of Fiat on an indefinite basis, had the title of “Direttore” and had completed all required probationary periods. Eligible employees were excluded from the 1999 Plan if they had given or received notice of their intent to terminate employment, were scheduled to leave the Group in 1999 or qualified for mandatory age pensions before April 1, 2001. The number of options offered to each individual grantee was determined according to certain evaluation criteria including the grantee’s level of responsibility and job performance. In determining the number of options granted under the 1999 Plan, the Board of Directors considered the results of the Group and of the grantee for the years 1996, 1997 and 1998.

     The options granted under the 1999 Plan may be exercised in tranches determined by the grantee from and after the expiration of the third year following the grant. The grantee was permitted to exercise up to 50% of the total options granted on or after April 1, 2001, and the remaining balance from April 1, 2002, until the expiration of all such options on March 31, 2007. However, the options may not be exercised between January 1 and the date on which the results of Fiat S.p.A. for the preceding year are first publicly announced nor between July 1 and the date on which the results of Fiat S.p.A. for the first half of the current year are publicly announced. Furthermore, during the option period before March 31, 2007, options otherwise exercisable will be terminated upon the grantee’s termination of employment, for or without cause, except for intra-group transfers within thirty calendar days after termination, and in the event that the employing company of the grantee loses its status as a subsidiary, thirty calendar days after such event. Options issued under the 1999 Plan which have not become exercisable will be terminated on conditions similar to those for options that have become exercisable. Options that are exercisable upon the grantee’s death may be exercised by a person entitled to do so under the applicable inheritance laws; however, such options must be exercised no later than March 31, 2007.

     On February 18, 2000, the Board of Directors of Fiat S.p.A. approved a second stock option plan (the “2000 Plan”). The participants in the 2000 Plan include about 850 managers of the Group’s Italian and foreign subsidiaries who are qualified as “Direttore” or have been included in the Management Development Program for high-potential managers. A total of 5,158,000 options have been awarded under this plan, giving holders the right to purchase an equal number of Fiat ordinary shares at a price of €30.63 per share. This figure corresponds to the average price for the shares on the Italian Stock Exchange over the 20 trading days immediately preceding the date of the award. Following the 2002 Capital Increase, the purchase price was adjusted to €30.18 per share. These options may be exercised between February 18, 2001 and February 18, 2008. However, during the first four years of that period, options may only be exercised in cumulative annual tranches that do not exceed 25% of the total number awarded.

     In 2001, the Board of Directors approved a third and fourth stock option plan. On February 27, 2001, the Board approved the third stock option plan. A total of 785,000 options have been awarded under this plan, giving holders the right to purchase an equal number of Fiat ordinary shares at a price of €27.07 per share. Following the 2002 Capital Increase, the purchase price was adjusted to €26.68 per share. These options, which were reserved for the Group’s top management, may be exercised between February 27, 2002 and February 27, 2009. However, during the first four years, the options may be exercised only in cumulative annual tranches not exceeding 25% of the total number awarded.

     The Board of Directors approved the fourth stock option plan on October 31, 2001. A total of 5,417,500 options have been awarded under this plan, giving holders the right to purchase an equivalent number of ordinary Fiat shares at a price of €18.00 per share. Following the 2002 Capital Increase, the purchase price was adjusted to €17.74 per share. These options, which were offered to all of the Group’s managers, may be exercised between October 31, 2002 and October 31, 2009. However, during the first four years, the options may be exercised only in cumulative annual tranches not exceeding 25% of the total number awarded.

     In 2002, three further plans were approved by the Board of Directors. The first two, approved on February 28 and June 27, respectively, were issued with specific reference to certain top managers who either had been recently promoted or had just joined the Fiat Group.

     On February 28, a total of 170,000 options were awarded to three top managers at a price of €15.57 per share. These options may be exercised between February 28, 2003, and February 28, 2010.

     On June 27, 150,000 options were awarded to Alessandro Barberis, following his appointment as chief operating officer, at a price of €12.96 per share. These options may be exercised between June 27, 2004, and June 27, 2010.

     On September 12, the Board approved a third plan covering approximately 700 senior directors and managers included in the Group’s Management Development Program for high-potential managers, providing for the grant of options to purchase up to 6,100,000 ordinary shares at a price of €11.16 per share. These options may be exercised between September 12, 2003, and September 12, 2010.

     Under each of these three plans, during the first four years, options may be exercised only in cumulative annual tranches not exceeding 25% of the total number awarded.

     In connection with options granted under these plans that have since expired upon termination of employment, a total of up to 3,558,700 ordinary shares, equivalent to 0.6% of Fiat’s total capital stock and 0.8% of its ordinary shares, will be issued through a special dedicated capital increase, which the Board has already approved. In addition, 12,233,000 ordinary shares held in treasury may be sold to certain holders exercising options in accordance with the provisions of applicable regulations.

     In addition, the Board of Directors made additional grants of options to purchase an equivalent number of Fiat ordinary shares to individuals holding the position of Chairman and Chief Executive Officer. See “Directors, Senior Management and Employees—Compensation of Directors and Senior Management” in Item 6. See also Note 24(u) to the Consolidated Financial Statements included in Item 18.

     The table below summarizes the data for all employee stock options outstanding at December 31, 2002

Options outstanding at December 31, 2002	15,791,700

Average exercise price (euros per share)	€18.80
Market price at December 30, 2002	€ 7.70

Exercise period:
339,350	options exercisable between April 1, 2001 and March 31, 2007
339,350	options exercisable between April 1, 2002 and March 31, 2007
899,750	options exercisable between February 18, 2001 and February 18, 2008
899,750	options exercisable between February 18, 2002 and February 18, 2008
899,750	options exercisable between February 18, 2003 and February 18, 2008
899,750	options exercisable between February 18, 2004 and February 18, 2008
151,250	options exercisable between February 27, 2002 and February 27, 2009
151,250	options exercisable between February 27, 2003 and February 27, 2009
151,250	options exercisable between February 27, 2004 and February 27, 2009
151,250	options exercisable between February 27, 2005 and February 27, 2009
1,155,125	options exercisable between October 31, 2002 and October 31, 2009
1,155,125	options exercisable between October 31, 2003 and October 31, 2009
1,155,125	options exercisable between October 31, 2004 and October 31, 2009
1,155,125	options exercisable between October 31, 2005 and October 31, 2009
42,500	options exercisable between February 28, 2003 and February 28, 2010
42,500	options exercisable between February 28, 2004 and February 28, 2010
42,500	options exercisable between February 28, 2005 and February 28, 2010
42,500	options exercisable between February 28, 2006 and February 28, 2010
75,000	options exercisable between June 27, 2004 and June 27, 2010
75,000	options exercisable between June 27, 2006 and June 27, 2010
1,492,125	options exercisable between September 12, 2003 and September 12, 2010
1,492,125	options exercisable between September 12, 2004 and September 12, 2010
1,492,125	options exercisable between September 12, 2005 and September 12, 2010
1,492,125	options exercisable between September 12, 2006 and September 12, 2010

BY-LAWS

     The following is a summary of certain information concerning the Company’s shares and by-laws (Statuto) and of Italian law applicable to companies whose shares are listed in a regulated market in the European Union, as in effect at the date of this annual report. The summary contains all the information that the Company considers to be material regarding the shares but does not purport to be complete and is qualified in its entirety by reference to the by-laws or Italian law, as the case may be.

General

     The issued and outstanding share capital of the Company consists of 433,220,490 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares, all with a par value of €5 each. All of the issued and outstanding shares are fully paid, non-assessable and in registered form.

     The Company, whose registered office is in Turin, Italy, at Via Nizza 250, is registered with the Companies’ Registry of Turin at n. 00469580013.

     As set forth in Article 3 of the by-laws, the Company’s corporate purpose is to engage in activities relating to the passenger and commercial vehicles, transport, mechanical engineering, agricultural equipment, energy and propulsion industries, as well as any other manufacturing, commercial, financial or other activities and services. Fiat S.p.A. is generally authorized to take any actions necessary or useful to achieve its corporate purpose.

Authorization of Shares

     The Company’s capital stock may be increased by a maximum of 5,506,000 ordinary shares with a par value of €5 each in order to permit the issuance of a maximum of 5,506,000 ordinary shares under the terms of the Company’s stock option plans. In addition, an aggregate of up to 16,455,150 new ordinary shares have been authorized for issuance on February 1, 2007, to the extent required to satisfy exercise of the warrants issued in connection with 2002 Capital Increase. The Company’s capital stock may also be increased through the transfer-in of receivables or other assets representing payment in kind, against the issue of ordinary, preference and/or savings shares. In addition, the board of directors of the Company is authorized, by and not later than September 11, 2007, to increase the capital stock, on one or more occasions, up to a maximum of €8 billion, and to issue convertible and non-convertible debentures, on one or more occasions, up to the same limit, provided the amount each time does not exceed the limit of 1% of the Company’s capital stock. Increases in capital resolved pursuant to this authorization may be reserved for employees of the Company and its subsidiaries, in accordance with the procedures and criteria established by the board of directors.

     The Extraordinary Stockholders’ Meeting, in a resolution approved on September 12, 2002, ordered that the Directors, pursuant to the delegation of powers discussed above and to the specific terms and conditions therein contained, approve a capital increase reserved for the banks specified in said resolution, as allowed under Paragraph Seven of Article 2441 of the Italian Civil Code, and that the newly issued ordinary shares be subscribed and paid in through the setoff of loans up to a maximum of €3 billion of the principal. See Note 9 to the Consolidated Financial Statements included in Item 18.

     Capital stock increases deriving from the exercise of the powers delegated to the board, including those required by the conversion of debentures or the exercise of warrants, are implemented through the issue of shares belonging to the existing classes of shares. In the event of a capital stock increase, the holders of shares of each class hold preemptive rights to subscribe for the issue of new shares of the class they hold, or if shares of their class are not issued or are insufficient, an option to subscribe for shares of the other class (or classes) issued. See “—Preemptive Rights.”

     In connection with its approval of the Relaunch Plan, the Board of Directors approved a capital increase to be effected by means of a rights offering that will not be registered under the Securities Act, which Fiat expects to launch in July. The increase will be carried out through the issuance of a maximum of 368,457,108 new ordinary shares that will be offered on a preemptive basis to current shareholders at a price of €5 euros per share and at a ratio of three new ordinary shares for every five shares held of any class.

Form and Transfer of Shares

     Pursuant to Legislative Decree No. 58 of February 24, 1998 (“Decree No. 58”), Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and implementing Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”) of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange, or “CONSOB”), since January 1, 1999, stockholders may no longer obtain physical delivery of share certificates representing shares of Italian listed companies. The transfer and exchange of shares takes place exclusively through an electronic book-entry system. All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), which is defined by Regulation No. 11768 as:

•	an Italian or EU bank;

•	a non-EU bank authorized by the Bank of Italy to operate in the Italian market;

•	a SIM (società di intermediazione mobiliare, or an Italian investment company);

•	an EU investment company;

•	a non-EU investment company authorized by CONSOB to provide investment services in Italy;

•	an Italian asset management company;

•	a stock broker;

•	the company that issued the shares, or that controls the company that issued the shares;

•	the Bank of Italy;

•	an EU or non-EU entity operating a centralized clearing system;

•	a financial intermediary operating a clearing system governed by art. 69 (2) and 79 of Decree No. 58;

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993;

•	the Italian Post Office (Poste Italiane S.p.A.);

•	Cassa Depositi e Prestiti (a state-owned entity mainly responsible for extending loans to public administration bodies);

•	the Treasury Ministry; or

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.

     The Intermediary will in turn deposit the shares with Monte Titoli S.p.A. (“Monte Titoli”), which operates the Italian centralized securities clearing system, or, at the election of the company issuing the shares, with another company authorized by CONSOB to operate a centralized clearing system in Italy.

     To transfer shares under the system introduced by Decree No. 213, an owner of shares is required to give instructions to its Intermediary. If the transferee is a client of the transferor’s Intermediary, the Intermediary transfers the shares from the transferor’s account to the account of the transferee. If, however, the transferee is a client of another Intermediary, the transferor’s Intermediary instructs the clearing system to transfer the shares to the account of the transferee’s Intermediary, which will then credit the shares to the transferee’s account.

     Each Intermediary maintains a custody account for each of its clients containing the client’s financial instruments and keeps a record of all transfers, payments of dividends, exercises of rights attributable to such instruments and charges or other encumbrances on the instruments. An account holder may obtain proof of ownership of the shares by submitting a request to the Intermediary for the issue of a certified statement of account. The request must indicate the quantity of the financial instruments in respect of which the statement is requested, the rights which the applicant intends to exercise (and, in the case of rights exercisable at stockholders’ meetings, the date and nature of the meeting) and the period of time for which the certificate must be valid. Within five days of receipt of such request, the Intermediary must issue a certified statement of account constituting evidence of the account holder’s ownership of the financial instruments indicated. Once a certificate has been issued, the Intermediary may not effect any transfer of the corresponding securities until the certificate expires or is returned.

     The new book-entry system commenced operations on October 5, 1998, when Monte Titoli cancelled all certificates representing listed financial instruments in its possession and returned them to the issuing companies. At the same time, Monte Titoli registered the shares in accounts held under the name of the depositing Intermediaries and gave them and the issuing companies notice of the registration. The Intermediaries, in turn, registered the shares in the stockholders’ accounts. Since January 1, 1999, stockholders of listed companies have been allowed to exercise their rights only after they have deposited their share certificates with an Intermediary and authorized it to deposit the shares with a company operating a centralized clearing system.

Dividend Rights

     The payment by the Company of any annual dividend is proposed by the board of directors and is subject to the approval of the stockholders at the annual stockholders’ meeting. Before dividends may be paid out of the Company’s unconsolidated net income in any year, an amount equal to 5% of such net income must be allocated to the Company’s legal reserve until such reserve is at least equal to one-fifth of the par value of the Company’s issued share capital. If the Company’s capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The Board of Directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

     Dividends are payable to those persons who hold the shares through an Intermediary on the dividend payment date declared by the stockholders’ meeting. Dividends not collected within five years from the dividend payment date are forfeited to the benefit of the Company. Payments in respect of dividends are distributed through Monte Titoli to each stockholder by that stockholder’s Intermediary. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through JPMorgan Chase Bank, as ADR depositary (“JPMorgan Chase”), in accordance with the deposit agreement relating to the ADRs. See Item 8, “Financial Information—Dividend Policy”.

Voting Rights

     Stockholders are entitled to one vote per share, although members of the board of statutory auditors are elected through a cumulative voting system and minority stockholders have the right to appoint at least one statutory auditor. See “Statutory Auditors”.

     Proxy solicitation is permitted, but may be conducted only by certain professional investment and financial intermediaries, as well as certain companies whose sole purpose is to carry out proxy solicitation, on behalf of a qualified soliciting stockholder (generally, one or more stockholders who own and have owned at least 1% of the voting capital of the Company for more than six months and who have been registered with the Company as such during that time).

     Proxies may be collected by a stockholders’ association provided that such association has been formed by notarized private agreement, does not carry out business activities and is made up of at least 50 individuals, each of whom owns not more than 0.1% of the Company’s voting capital. Members of the stockholders’ association may, but are not obliged to, grant proxies to the legal representative of the association, and proxies may also be granted in respect of certain matters to be discussed at a given stockholders’ meeting. The association votes in compliance with the instructions, whether the same or different, given by each member who has granted a proxy to the association.

     As a registered stockholder, JPMorgan Chase as ADR depositary or its nominee is entitled to vote the shares underlying the ADSs. The Deposit Agreement requires JPMorgan Chase (or its nominee) to accept voting instructions from owners of ADSs and to execute such instructions to the extent permitted by law. Neither Italian law nor the Company’s by-laws limit the right of non-resident or foreign owners to hold or vote the shares.

Board of Directors

     Pursuant to the Company’s by-laws, the Company’s board of directors must consist of nine to fifteen individuals. The board of directors is elected at a stockholders’ meeting for three-year terms,

as determined by the stockholders from time to time. The directors, who may but are not required to be stockholders of the Company, may be re-elected for successive terms. In accordance with the by-laws, the board of directors has complete power of ordinary and extraordinary administration of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the by-laws to the competence of the stockholders.

     The board of directors appoints from among its members a chairman, a vice chairman if deemed advisable, and one or more chief executive officers. In the case of the absence or incapacity of the chairman, the vice chairman, if appointed, will assume the chairman’s functions. The chairman of the board, the vice chairman, if appointed, and the chief executive officer(s), separately, are the Company’s legal representatives and have the power to execute the duties conferred on them by the board. The board of directors shall establish an Audit Committee and a Compensation Committee, and may set up an Executive Committee and other committees with specific functions and tasks, and fix the composition and operating procedures of such committees (see Item 6. “Directors, Senior Management and Employees—Directors”). The board of directors may also appoint one or more chief operating officers and may designate a secretary, who need not be a member of the board.

     Meetings of the board of directors are called by written notice, containing a full agenda for the meetings, sent at least five days before the day on which the meeting is to be held, except in urgent situations. Board meetings can be called by the chairman, generally on a quarterly basis and whenever the chairman deems it appropriate, or by at least three directors, acting together. The board of directors can also be called, after consultation with the chairman, by at least two statutory auditors.

     Board meetings are presided over by the chairman, or in his absence, by the vice chairman, if appointed; in their absence, the board designates another director to take the chair. Directors to whom powers have been delegated must report to the Board of Directors and the Board of Statutory Auditors on a quarterly basis on the main transactions carried out by the company or its subsidiaries, and on those that potentially create a conflict of interest. The quorum for board meetings is a majority of directors in office. Resolutions are passed by an absolute majority of votes of the directors present. In the case of a tie, the chairman of the meeting has the deciding vote. Resolutions are recorded in the minutes and signed by the chairman of the meeting and the secretary.

     Under Italian law, directors having a conflict of interest with the company regarding a proposed resolution must inform the board of the conflict and abstain from voting on the resolution. Resolutions adopted in breach of this rule may be challenged by dissenting or absent directors or the statutory auditors, and conflicted directors may be held liable for damages to the Company resulting from a resolution adopted in breach of this rule (see “—Minority Stockholders’ Rights”).

     Under Italian law, directors may be removed from office at any time by the vote of stockholders at an ordinary stockholders’ meeting, although, if removed in circumstances where there was no just cause, removed directors may have a claim for indemnification against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary stockholders’ meeting. If at any time a majority of the then-current members of the board of directors resign or otherwise cease to be directors, the term of the entire board of directors will be considered to have lapsed and the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary stockholders’ meeting to appoint a new board of directors.

     The compensation of directors and members of the Executive Committee is determined by the stockholders, and remains in effect until they resolve otherwise. The compensation of directors holding particular offices is determined by the board of directors, after consultations with the board of statutory auditors.

Statutory Auditors

     Under Italian law, in addition to electing the board of directors, the Company’s stockholders elect a board of statutory auditors (Collegio Sindacale). At ordinary stockholders’ meetings of the Company, the statutory auditors are elected for a term of three years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the board of statutory auditors must provide evidence that he is in good standing and meets certain professional standards.

     Pursuant to Decree No. 58, since July 1, 1998, the by-laws of Italian companies whose shares are listed on regulated markets of EU Member States must:

•	specify the number of statutory auditors (not fewer than three) and alternate members (not fewer than two);

•	regulate the appointment of the chairman of the board of statutory auditors;

•	limit the number of mandates that the statutory auditors may have in other companies; and

•	include clauses ensuring that minority stockholders may elect one statutory auditor (or two if the board is composed of more than three members).

     The Company’s by-laws (art. 19) currently provide that the board of statutory auditors is to consist of three statutory auditors and three alternate statutory auditors (who automatically replace statutory auditors who resign or are otherwise unable to serve). The by-laws require that statutory auditors not hold the position of statutory auditor in more than five other listed companies (not including subsidiaries of the Company). According to the Company’s by-laws, the statutory auditors are elected according to a cumulative voting system, whereby each stockholder or group of stockholders holding at least 3% of the capital with the right to vote at an ordinary stockholders’ meeting may present a slate, or a list of candidates. Each stockholder or group of stockholders may present and vote for only one list, and each candidate may be named on only one list. Two auditors and two alternate auditors are elected from the slate which gets the highest number of votes, and the remaining auditor and alternate auditor are elected from the list getting the second-highest number of votes. The candidate listed first on the slate garnering the highest number of votes becomes chairman. The minority has the right to appoint one regular and one alternate auditor. The lists presented must be deposited at the Company’s offices at least ten days prior to the original date set for the ordinary stockholders’ meeting at which the vote is to take place.

     Decree No. 58 provides further that the board of statutory auditors is required to verify that the Company (i) complies with applicable law and its by-laws, (ii) respects the principles of correct administration, (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems and (iv) adequately instructs its subsidiaries to transmit to the Company information relevant to the Company’s disclosure obligations.

     The Company’s board of statutory auditors is required to meet at least once each quarter. In addition, the statutory auditors may attend at meetings of the Company’s board of directors, stockholders’ meetings and meetings of the Company’s executive committee (if any). The statutory auditors may call a meeting of the stockholders, the board of directors or the executive committee, request information on the management of the Company from the directors, carry out inspections and verifications at the Company and exchange information with the Company’s external auditors. The board of statutory auditors may report to the competent court serious breaches of the duties of the directors. The Company’s board of statutory auditors is also required to notify the CONSOB without delay of any irregularities found during its review activities. CONSOB may report to the competent court serious breaches of the duties of the statutory auditors of a listed company.

External Auditors

     Decree No. 58 requires companies whose shares are listed on regulated markets of EU Member States to appoint a firm of external auditors to verify that (i) during the fiscal year, the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditors express their opinion on the financial statements in a report that may be consulted by the stockholders prior to the annual stockholders’ meeting.

     The external auditors are appointed by the ordinary stockholders’ meeting for a three-year term (which may not be renewed more than twice). Such appointment must be notified to CONSOB.

     The stockholders’ meeting of June 23, 1999 appointed the audit firm Arthur Andersen S.p.A. as auditor of Fiat S.p.A. and, consequently, as principal auditor to the Group for the three-year period 2000-2002, which appointment expired with that firm’s audit of the December 31, 2002 financial statements. During 2002, Arthur Andersen S.p.A. terminated its affiliation with the Andersen Worldwide network and entered into an agreement to associate with the Deloitte Touche Tohmatsu international practice, through an agreement with that network’s Italian member firm, Deloitte & Touche S.p.A., and changed its business name to “Deloitte & Touche Italia S.p.A”. These events had no impact on the legal and statutory relationship between Fiat and the audit firm appointed in accordance with Decree No. 58, whose continuing registration in the Register of audit firms maintained by CONSOB in accordance with article 161 of that decree was confirmed in CONSOB resolution (“delibera”) no. 13922 of February 4, 2003. Accordingly, the auditors’ reports on the Company’s consolidated and unconsolidated financial statements as of and for the year ended December 31, 2002 have been issued under the new business name “Deloitte & Touche Italia S.p.A.”, with legal offices at Via della Moscova 3, Milan, Italy. The audit of the consolidated financial statements as of and for the year ended December 31, 2002 has been performed with the involvement of foreign correspondent firms also affiliated to the Deloitte Touche Tohmatsu international network and Deloitte & Touche LLP has confirmed to the Securities and Exchange Commission that Deloitte & Touche Italia S.p.A. is qualified to practice before the Commission, having provided written representation that policies and practices consistent with the objectives set forth in Appendix K, SECPS §1000.45 have been established.

     The stockholders’ meeting held on May 13, 2003 reappointed Deloitte & Touche Italia S.p.A. as the Company’s external auditors for each fiscal year in the three-year period 2003 through 2005.

Meetings of Stockholders

     Stockholders are entitled to attend and vote at ordinary and extraordinary stockholders’ meetings. Votes may be cast personally or by proxy. Stockholders’ meetings may be called by the Company’s board of directors. By law, stockholders are informed of all stockholders’ meetings to be held by publication of a notice in the Official Gazette of the Republic of Italy. The notice is also published in at least two Italian national daily newspapers, as required by CONSOB.

     Stockholders’ meetings must be convened at least once a year. The annual unconsolidated financial statements of the Company are submitted for approval to the ordinary stockholders’ meeting, which must be convened within six months after the end of the Company’s financial year. At ordinary stockholders’ meetings, stockholders also appoint the external auditors, approve the distribution of dividends, elect and determine the remuneration of the boards of directors and statutory auditors and vote on any other business matter submitted by the directors, including authorizing the company to purchase its own shares.

     Extraordinary stockholders’ meetings may be called to pass upon proposed amendments to the by-laws, capital increases and reductions, mergers, spin-offs, dissolutions, issuance of debentures, appointment of receivers and similar extraordinary actions. The notice of a stockholders’ meeting may specify up to two meeting dates for an ordinary stockholders’ meeting and three meeting dates for an extraordinary stockholders’ meeting; such meeting dates are generally referred to as “calls”.

     The quorum required for stockholder action at an ordinary stockholders’ meeting on first call is at least 50% of the capital stock entitled to vote, while on second call there is no quorum requirement. In either case, resolutions may be approved by holders of an absolute majority of the shares present or represented at the meeting, except for the election of directors, for which a simple majority of the vote is sufficient, and for the election of statutory auditors, for which the provisions of art. 19 of the by-laws shall apply. The quorum required at an extraordinary stockholders’ meeting on first call is at least 50% of the capital stock with voting rights, while on second and third call, the quorum required is more than one-third and more than one-fifth of the capital stock, respectively. Resolutions of any extraordinary stockholders’ meeting require the approval of at least two-thirds of the shares represented at such meeting, except for special cases where particular majorities are expressly required by law.

     To attend any stockholders’ meeting, holders of shares must, at least five days prior to the date fixed for the meeting, obtain a certified statement of account evidencing their ownership of the shares. Such statements may be obtained by owners of shares through the Intermediary associated with Monte Titoli.

     Stockholders may attend the stockholders’ meeting by proxy. A proxy may be given only for a single stockholders’ meeting (including, however, the first, second and, where applicable, third calls of such meeting) and may be exercised only by the person expressly named in the applicable form. The person exercising the proxy cannot be a subsidiary of the Company, or a director, statutory auditor or employee of the Company or of any of its subsidiaries.

     Proxy solicitation is permitted. See “—Voting Rights.”

Preemptive Rights

     Pursuant to Italian law, holders of shares are entitled to subscribe for new issuances of shares, debentures convertible into shares and any other warrants, rights or options entitling the holders to subscribe for shares in proportion to their holdings, unless such issues are for non-cash consideration or preemptive rights are waived or limited by a resolution adopted at an extraordinary stockholders’ meeting. There can be no assurance that the owners of ADSs will be able to exercise fully any preemptive rights to which the holders of shares are entitled.

Reports to Stockholders

     The Company is required to publish, in the Italian language, its audited annual unconsolidated financial statements and audited annual consolidated financial statements, all prepared in conformity with Italian GAAP, and accompanied by a directors’ report on operations.

     The Company is required to produce unaudited quarterly directors’ reports on operations in the Italian language, semi-annual reports to stockholders in the Italian language which contain a directors’ report on operations and unaudited semi-annual condensed unconsolidated and consolidated financial statements. The Company is also required to prepare annual reports on Form 20-F to be filed with the U.S. Securities and Exchange Commission containing, among other things, audited consolidated financial statements of the Company.

Preference and Savings Shares

     The Company is permitted in accordance with Italian law and its by-laws to issue preference and savings shares. Preference shares do not typically entitle their holder to vote at ordinary stockholders’ meetings, but do entitle them to vote together with the ordinary shares at extraordinary stockholders’ meetings. Savings shares do not carry the right to vote at stockholders’ meetings. However, Italian law provides for special meetings of holders of each class of shares for the approval of resolutions adopted by the stockholders which affect their rights vis-à-vis the other classes of shares.

     Preference and savings shares carry preferential rights to the payment of dividends and to the repayment of capital in the event of liquidation.

Liquidation Rights

     Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, stockholders are entitled to a distribution in liquidation that is equal to the nominal value of their shares (to the extent available out of the net assets of the Company). In the event of liquidation, the residual assets of the Company shall be paid to the stockholders in the following order: to savings shares, up to their par value; to preference shares, up to their par value; to ordinary shares, up to their par value; the balance, if any, to shares of all three classes in equal proportions.

Purchase by the Company of its Own Shares

     The Company is permitted to purchase its own shares, subject to certain conditions and limitations provided by Italian law. Shares may be purchased only out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest stockholder-approved unconsolidated financial statements. In addition, the Company may repurchase only fully paid-in shares. Such purchases must be authorized by a stockholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by the Company or any of its subsidiaries may not (except in limited circumstances) exceed in aggregate 10% of the total number of shares then issued and outstanding, and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by the stockholders. Shares held in excess of the 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the shares of the Company by its subsidiaries.

     The Company must create a reserve corresponding and equal to the purchase price of any such shares the Company has purchased in its balance sheet, and such reserve is not available for distribution unless the shares are sold or canceled. Shares purchased and held by the Company may be resold only pursuant to a resolution of the stockholders adopted at an ordinary stockholders’ meeting. The voting rights attaching to the shares held by the Company or its subsidiaries cannot be exercised, but the shares can be counted for quorum purposes of stockholders’ meetings. Dividend and other rights, including preemptive rights, attaching to such shares accrue to the benefit of other stockholders.

     Decree No. 58 provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiaries must take place by way of a public tender offer or on the market, in a manner agreed with the Italian Stock Exchange, ensuring the equality of treatment among stockholders. Subject to certain limitations, this does not apply to shares being purchased by a company from its employees or from the employees of its controlling company or subsidiaries.

     As of June 25, 2003, Fiat S.p.A. held 2,330,420 ordinary shares in treasury.

Notification of the Acquisition of Shares and Voting Rights

     Pursuant to Italian securities laws, including Decree No. 58 and CONSOB Regulation No. 11971 of May 14, 1999 (“Regulation No. 11971”), any acquisition of any interest in excess of 2% in the voting shares of a listed company must be notified to CONSOB and the company whose shares are acquired. The voting rights attributable to the shares in respect of which such notification has not been made may not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been adopted in the absence of such votes.

     In addition, any person whose aggregate interest in the voting shares of a listed company exceeds or falls below 2%, 5%, 7.5%, 10% and successive percentages being multiples of 5, respectively, of the listed company’s voting share capital, is obliged to notify CONSOB and the issuer. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the voting rights attributable thereto are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account must also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of 5%, 10%, 25%, 50% and 75%, shares which a person either (i) has an option to, directly or indirectly, acquire or sell or (ii) may acquire pursuant to the exercise of a warrant or conversion right which is exercisable within 60 days, must also be taken into account. The notification must be repeated when such person, upon the exercise of either such right, acquires shares which cause his aggregate ownership in the listed company to exceed the relevant thresholds. Notification must be made (except in certain circumstances) within five trading days of the event which gives rise to the notification obligation.

     Cross ownership of listed companies may not exceed 2% of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed 2% of the voting shares of the listed company and 10% of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the later in time to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold, and must sell the excess shares within a period of 12 months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which company was the later to exceed the threshold, the limitation on voting rights and the obligation to sell the excess shares will apply to both companies, subject to an agreement to the contrary between them. The 2% limit for cross ownership is increased to 5% if such limit is exceeded by the two companies only pursuant to an agreement authorized in advance by an ordinary stockholders’ meeting of each company. In addition, if a party holds an interest in excess of 2% of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above 2% in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess of the limit may not be exercised. If it is not possible to ascertain which is the later party to exceed the limit, the limitation on voting rights will apply to both, subject to any agreement to the contrary between the two parties. Any stockholders’ resolution approved in violation of the limitation on voting rights may be annulled if the resolution would not have been adopted in the absence of such votes. These cross-ownership provisions do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits set forth in Article 2359 bis of the Italian Civil Code and following the procedures described under “—Purchase by the Company of its Own Shares”; however, certain restrictions on the manner of purchase apply.

     Pursuant to Decree No. 58, agreements among stockholders of a listed company or of its parent company, must be notified to CONSOB within five days, published in summary form in the press within 10 days and filed with the Chamber of Commerce within 15 days. Failure to comply with these rules will render such agreements null and void, and the shares subject to such agreements cannot be voted. These rules apply to stockholders’ agreements which:

(i)	require prior consultation for the exercise of voting rights in a listed company or its controlling companies;

(ii)	contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe shares;

(iii)	provide for the purchase of shares or securities mentioned in (ii) above; or

(iv)	have as their object or effect the exercise (including joint exercise) of a dominant influence over the company.

     Any such stockholders’ agreement may have a maximum term of three years, or an unlimited term if it can be terminated by a party upon six months’ prior notice. In case of a public tender offer, stockholders who intend to participate may withdraw from such an agreement without notice, such withdrawal being effective only in the event that the relevant shares are actually sold.

     Regulation 11971 contains provisions governing the method and content of the notification and publication of such agreements, as well as of subsequent amendments thereto. The regulation also provides that any party to such an agreement in respect of more than 5% of the listed company’s share capital is obliged to notify CONSOB and the listed company in question of its overall shareholding in the listed company, unless such information has already been notified in compliance with other provisions of Decree No. 58.

     In accordance with Italian antitrust laws, the Italian antitrust authority is required to prohibit one company from acquiring control of another company if such acquisition would create or strengthen a dominant position in the domestic market or a significant part thereof and would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain minimum turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain higher monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

Minority Stockholders’ Rights

     Any stockholder may, within three months, challenge any resolution on which he did not vote or in respect of which he dissented on the basis that it was not adopted in conformity with applicable law or the by-laws of the Company. Directors and statutory auditors may also challenge stockholders’ resolutions on this basis. Pursuant to Decree No. 58, in case of resolutions approving mergers or spin-offs involving the distribution of unlisted shares, dissenting stockholders may require the Company to buy back their shares for the average price of such shares over the previous six months.

     Each stockholder may bring to the attention of the board of statutory auditors facts or acts that such stockholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the stockholders’ meeting. If such stockholders represent more than 2% of the share capital of the Company, the board of statutory auditors must investigate without delay and report its findings and recommendations to the stockholders’ meeting. Stockholders representing more than 5% of the Company’s share capital have the right to report major irregularities to the competent court. In addition, pursuant to Decree No. 58, stockholders representing at least 5% of the Company’s share capital who have been registered as such for at least six months may commence derivative suits before the competent court against directors, statutory auditors and general managers of the Company. The Company may waive or settle the suit unless stockholders holding more than 5% of the shares vote against such waiver or settlement. The Company will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.

     Minority stockholders may also elect one regular and one alternate member of the board of statutory auditors, pursuant to the slate voting system introduced pursuant to Decree No. 58. See “—Statutory Auditors”.

Tender Offer Rules

     Pursuant to Decree No. 58, a public tender offer must be made by any person that, by reason of purchases of shares, holds more than 30% of the common stock of a company listed on the Italian Stock Exchange. The tender offer must cover all the shares of common stock of the company. Similarly, a tender offer for the entire common stock of a listed company must be made by any person who, having more than 30% of the common stock without exercising majority voting rights at ordinary stockholders’ meetings, acquires by way of acquisition or exercise of subscription or conversion rights during a 12-month period more than 3% of the common stock. The offer must be launched within 30 days of the date on which the 30% threshold was exceeded, at a price not lower than the average of the weighted average of the market price for the shares in the previous 12 months, and the highest price paid for the shares by the offeror in the same period.

     Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when: (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any shares exceeding the 30% threshold and (b) to sell any shares exceeding the 30% threshold within 12 months from the date of purchase); (ii) another person (or several persons acting jointly) already owns more than 50% of the outstanding common stock, (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB, (iv) the 30% threshold is exceeded as a result of transfers of shares among related persons, (v) the 30% threshold is exceeded as a result of the exercise of preemptive rights, (vi) the 30% threshold is exceeded through mergers or demergers having an industrial purpose, approved by the stockholders of the company whose shares would otherwise be the target of the tender offer. Decree No. 58 provides further that the acquisition of an interest of more than 30% of the common stock of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60% or more of the common stock of the company. This provision, however, is available only if (i) the tender offer has been approved by stockholders of the company holding a majority of the shares (excluding the current majority stockholder), and (ii) the offeror (including its subsidiaries, controlling persons, related companies and other persons connected to it by virtue of stockholders’ agreements, among other things) has not acquired more than 1% of the common stock of the company in the preceding 12 months; CONSOB will ensure compliance with these conditions before allowing the tender offer to be launched. After such offer has been completed, the offeror will become subject to the duty to launch an offer for 100% of the common stock if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than 1% of the common stock of the company or (ii) it approves a merger or spin-off. Finally, Decree No. 58 provides that anyone holding 90% or more of the common stock of a company must launch an offer for the remaining shares unless an adequate distribution is restored so as to ensure proper trading within a period of four months. Any stockholder holding more than 98% of the common stock of a listed company following a tender offer for all the voting shares issued by the company has the right to obtain title to the remaining voting shares within four months of the end of the tender offer if it has stated in the offer document its intention to make such an acquisition at a price set by a court-appointed expert.

EXCHANGE CONTROLS

     No exchange control consent is required in Italy for the transfer to persons outside of Italy of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of an Italian company.

TAXATION

     The following is a summary of certain United States federal and Italian tax matters. The summary contains a description of the principal United States federal and Italian tax consequences of the purchase, ownership and disposition of ADSs by a holder who is a citizen or resident of the United States or who otherwise will be subject to United States federal income tax on a net income basis in respect of the ADSs. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ADSs. In particular, the summary deals only with beneficial owners who will hold ordinary shares, preference shares, savings shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of Fiat and does not discuss the treatment of ADSs that are held in connection with a permanent establishment or fixed base through which a non-resident beneficial owner carries on or performs personal services in Italy.

     The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report. Prospective purchasers and current holders of ordinary, preference or savings shares or ADSs are advised to consult their own tax advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of ADSs, including, in particular, the effect of any state, local or national tax laws.

     For purposes of the summary, beneficial owners of ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Treaty”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners.” Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Treaty. Special rules apply to U.S. owners that are also residents of Italy. A new tax treaty to replace the current Treaty was signed on August 25, 1999, but has not yet been ratified. The new treaty would not change significantly the provisions of the current Treaty that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.

     For purposes of the Treaty and the United States Internal Revenue Code of 1986, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the underlying shares represented by those ADSs.

     Withholding Tax on Dividends. Generally, Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian companies to stockholders who are not residents of Italy for tax purposes. Accordingly, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 27% rate.

     Under domestic Italian law, a non-resident holder of shares of common stock may recover up to four-ninths of the tax withheld on dividends by presenting evidence to the Italian tax authorities that income tax has been fully paid on the dividends in the non-resident holder’s country of residence in an amount at least equal to the total refund claimed. Non-resident holders seeking such payments from the Italian tax authorities have experienced extensive delays and incurred expenses.

     However, the 27% withholding tax may be reduced pursuant to an income tax convention between Italy and the non-resident holder’s country of residence. Generally, a reduced 15% withholding tax would be levied under the Treaty.

     Dividends paid by an Italian company to a non-resident holder of savings shares are subject to a 12.5% withholding tax. The recovery mechanism up to four-ninths of the tax withheld is not available with respect to such dividends.

     Under current Italian law, all shares of Italian listed companies (including Fiat’s ordinary, preference and savings shares) must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the shares are held through the centralized clearing system managed by Monte Titoli (the only such system currently authorized in Italy), no withholding tax on dividends is applied by the Company. Instead of the withholding tax a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of ordinary, preference or savings shares (or ADSs relating to such shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is applied by the resident or non-resident intermediary with which the ordinary, preference or savings shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the intermediary with which the ordinary, preference or savings shares are deposited to apply a reduced rate of tax pursuant to an applicable income tax convention are as follows. The intermediary must receive (i) a declaration of the non-resident holder that contains certain data identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the relevant income tax convention and the determination of the applicable treaty rate of withholding and (ii) a certification by the tax authorities of the non-resident holder’s country of residence that the holder is a resident of that country for purposes of the income tax convention and, as far as it is known to such authorities, the holder has no permanent establishment in Italy (which certificate will be effective until March 31 of the year following submission). If the ordinary, preference or savings shares are deposited with a non-resident intermediary, such intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, or the permanent establishment in Italy of a non-resident bank or investment services company, to carry out all duties and obligations relating to the application and administration of the substitute tax.

     Since the ordinary, preference and savings shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs. In order to enable eligible U.S. owners to obtain a reduction at source or a refund of withholding tax under the Treaty, the Company and the Depositary have agreed to certain procedures. According to such procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required and the deadlines for submission. The documentation generally will include the holder’s declaration and the tax certification specified under points (i) and (ii) in the preceding paragraph. In order to comply with the documentation requirements described under point (ii) above, eligible U.S. owners must obtain a certificate of residence from the U.S. Internal Revenue Service (Form 6166) with respect to each dividend payment, unless a previously filed certification will be effective on the dividend payment date and produce it together with a statement whereby such holder represents that it is a U.S. resident individual or corporation and does not maintain a permanent establishment or a fixed base in Italy. The time for processing requests for certification by the Internal Revenue Service normally is six to eight weeks. Accordingly, holders requiring this certification should submit their requests to the Internal Revenue Service as soon as possible after receiving instructions from the Depositary. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, eligible U.S. owners should deliver the required documentation directly to the Depositary at least five business days prior to the date set for the payment of dividends.

     If the documentation is not provided in the time allotted, or if the intermediary (i.e., the custodian in the case of the ADSs) determines that the provided documentation does not satisfy the prescribed requirements or that applicable law does not permit it to apply directly the reduced Treaty rate, the intermediary will withhold tax at the 27% rate on dividends paid with respect to ADSs underlying shares other than savings shares, and eligible U.S. owners will be required to claim a Treaty refund of 12% of the dividend (representing the difference between 27% and the 15% Treaty rate) directly from the Italian tax authorities. U.S. residents seeking refunds from the Italian tax authorities have encountered expenses and extensive delays.

     Distributions of profits in kind will be subject to withholding tax. In that case, prior to receiving the distribution, the holder will be required to provide the Company with the funds to pay the relevant withholding tax. Distributions of additional ordinary, preference or savings shares issued upon capitalization of reserves to beneficial owners with respect to their ADSs that are made as part of a pro rata distribution to all stockholders of the Company generally will not be subject to Italian tax. However, such additional shares will reduce the tax basis of each single share for the calculation of the capital gains tax.

     The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to U.S. owners will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual in respect of our shares or ADSs after December 31, 2002, and before January 1, 2009, is subject to taxation at a maximum rate of 15%. You should consult your own tax adviser regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances. The Italian withholding tax (less any refunds to which such U.S. owners are entitled under the Treaty) will be treated as a foreign income tax which such owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability.

     Tax on Capital Gains. Italian capital gains tax (“CGT”) normally is imposed on gains with respect to the transfer or sale of shares whether held within or outside Italy. More specifically, a 27% CGT will be levied on gains realized on the disposal of a “qualified” shareholding. A “qualified” shareholding is constituted by ordinary or preference shares or ADSs and/or rights representing more than five percent of a listed company’s total share capital or more than two percent of its share capital voting in the ordinary stockholders meeting. However, under domestic law, an exemption applies to gains realized by non-resident holders on the disposal of “non-qualified” shareholdings in an Italian company of shares which are listed on a regulated market, such as the ordinary, savings and preference shares of Fiat, even when such shareholdings are held in Italy. A “non-qualified” shareholding is constituted either exclusively by savings shares or by an interest in Fiat which does not reach the thresholds described above.

     Furthermore, pursuant to the Treaty, a U.S. owner will not be subject to Italian CGT unless such U.S. owner has a permanent establishment or fixed base in Italy to which the ordinary, preference or savings shares or ADSs are effectively connected. To this end, U.S. owners selling ordinary, preference or savings shares or ADSs and claiming Treaty benefits may be required to produce appropriate documentation establishing that the above mentioned conditions have been met. Other countries have executed income tax conventions with Italy providing for a similar treatment of Italian CGT. No CGT will be imposed on the deposit or withdrawal of shares in return for ADSs. U.S. owners of ADSs will be subject to United States federal income tax on any capital gains to the same extent as on other gains from the disposition of stock. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003, and before January 1, 2009, generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003, generally is subject to taxation at a maximum rate of 20%.

     Transfer Tax. An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax will not be payable with respect to any transfer of ordinary, preference or savings shares or ADSs involving non-Italian residents concluded either on a regulated market or with the intervention of a bank or an investment services company.

     Estate and Gift Tax. As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

     However, should a gift of ordinary, preference or savings shares or ADSs for a value exceeding €180,759.91 occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of €129.11 would be due insofar as the gift agreement is either executed or registered in Italy. That threshold is increased to €516,456.91 in case the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

DOCUMENTS ON DISPLAY

     Copies of Fiat S.p.A.’s Statuto may be examined at its registered office and principal place of business at Via Nizza 250, Turin, Italy.

     Fiat S.p.A. also files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission (“SEC”) pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy any materials we file with the SEC at the regional offices of the SEC located at 233 Broadway, New York, New York, 10279, and at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     As a multinational group that has operations throughout the world, the Fiat Group is exposed to market risks from fluctuations in foreign currency exchange and interest rates.

     The exposure to foreign currency risk arises principally in connection with the geographical distribution of the Group’s industrial activities, which generally results in the Group generating revenues from its operations and sales outside of the euro zone in currencies other than the euro that are in excess of its costs denominated in such currencies, which are primarily incurred with respect to its operations located in such countries, and, to a lesser extent, with respect to non-euro denominated inputs used by its euro zone operations. As a result, the depreciation of the euro relative to other currencies generally has a positive effect on net sales and operating income, while the appreciation of the euro has adverse effects on net sales and operating income.

     The Fiat Group utilizes external borrowing and sales of financial receivables through securitization to fund its industrial and financial activities. Changes in interest rates affect the Group’s net income by increasing or decreasing borrowing costs and investment income.

     Many subsidiaries of the Fiat Group are located outside the euro zone, in particular in the United States, Canada, Brazil and Poland. Since the Group’s financial reporting currency is the euro, the income statements of these subsidiaries are translated into euros for the inclusion in the Consolidated Financial Statements included in Item 18. Changes in the average exchange rate can effect the translation into euros of both revenues and operating income denominated in that currency.

     In addition, the Fiat Group has significant assets, liabilities and operations outside the euro zone which are denominated in local currencies. Currently, the Group does not hedge his net investment in consolidated entities whose equity is denominated in currencies other than the euro because those investments are considered to be long-term in nature. Effects from currency fluctuations on the translation of net asset amounts into euros are reflected in the Group’s equity position, as described in Note 9 to the Consolidated Financial Statements included in Item 18.

     The Group regularly assesses its exposure and generally seeks to manage market risks, principally through the use of derivatives, such as foreign forward exchange contracts, foreign currency options, interest rate swaps and forward rate agreements. The Group’s financial policy attaches particular importance to the management and control of financial risks in that they can significantly impact profits. The Group has adopted a series of guidelines regarding the management of exchange rate and interest rate exposure. The Group’s policy allows derivatives to be used only for managing exchange and interest rates risks connected to monetary flows and assets and liabilities, and not for speculative purposes. As a consequence, the Group does not use derivatives for trading purposes. The Group’s policies regarding derivatives and additional accounting data relating to derivative instruments are further described in the “Principles of consolidation and significant accounting policies” Note and in Notes 14 and 24 to the Consolidated Financial Statements included in Item 18.

     The use of derivative products to manage financial risk generated net financial income of €148 million (comprising income of €1,373 million and expenses of €1,225 million) in 2002, as compared with net financial expense of €180 million in 2001 (comprising income of €1,075 million and expenses of €1,255 million). In 2002, net foreign exchange losses of €111 million were substantially offset by the positive balance between expenses and income on derivatives used for risk management of €148 million. Derivative instruments were primarily used for the management of both interest rate exposure deriving from the Group’s financial assets and liabilities and exchange rate exposure in relation to import/export flows for the various products manufactured by the Group, with particular reference to amounts expressed in dollars and British pounds, each of which depreciated against the euro in 2002. The net financial expense recorded in 2002 and 2001 also included the fair market value adjustment of those derivatives not eligible for hedge accounting under the Group’s accounting policies, as described in the “Principles of consolidation and significant accounting policies” Note to the Consolidated Financial Statements included in Item 18. The Group continued to apply a selective policy of risk management by taking into account the expected trend in the financial markets with the aim of protecting interest rate and exchange rate levels that were particularly favorable.

Risk Analysis

     The Fiat Group monitors foreign exchange risk, interest rate risk and related hedge positions using a variety of analytical techniques, including the marking to market of financial instruments and sensitivity analysis.

     The following analyses assume instantaneous parallel shifts in exchange rates and interest rate yield curves. For options, which are instruments with non-linear returns, sensitivity analysis models considering market volatility at year end are employed. While the following results may have some limited use as benchmarks, they should not be viewed as forecasts, in part because they are unable to reflect the complex and interrelated market reactions that normally would arise from any given market shift.

Foreign Exchange Rate Risk

     The Group has foreign currency exposures related to buying, selling and financing activities in currencies other than the local currencies in which it operates. The Group’s export and import flows out of or into Italy, which totaled approximately €12,500 million and €6,400 million, respectively, in 2002, represented approximately 75% of the Fiat Group’s cross-border trade volume during the year. In 2002, the excess of the Fiat Group’s exports from Italy over its imports into Italy was approximately €6,100 million. Approximately 59% of this excess was denominated in currencies of countries that are participating in the euro, while the remaining 41% was denominated in other currencies, primarily the dollar and the British pound.

     At December 31, 2002, the potential loss in fair value of the financial instruments with exposure to exchange rate risk, principally those relating to the dollar and pound, and primarily financial assets and liabilities denominated in such currencies and derivative instruments such as foreign forward exchange contracts, currency swaps and currency options, resulting from a hypothetical 10% change in relevant foreign currency exchange rates would be approximately €153 million (€357 million at December 31, 2001). This sensitivity analysis generally assumes an unfavorable and instantaneous 10% fluctuation in the year-end exchange rates affecting the foreign currencies in which the financial instruments are denominated. However, for purposes of the analysis at December 31, 2001, the Group applied a rate of 3.3 Argentine pesos per U.S. dollar (approximately the then-current rate of exchange and representing a 230% change in the pre-crisis exchange rate of one peso per dollar) with regard to financial instruments denominated in Argentine pesos. No such adjustment was made in 2002, as the Group’s Argentine-related exposure was no longer significant.

     As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, these assumptions may overstate the impact of 10% exchange rate fluctuations on such financial instruments. In addition, this calculation does not include trade receivables and trade payables and anticipated cash flows related to the underlying business transactions. Management believes that it is reasonable to expect that the above movement in foreign exchange rates would produce an opposite economic impact on the underlying business transactions for which such financial instruments are used.

Interest Rate Risk

     The Group utilizes interest rate derivative instruments, primarily interest rate swaps, forward rate agreements and options on interest rates, to manage interest rate risk deriving from the financial assets and liabilities held by its various sectors. The Group segregates fixed rate financial instruments from floating rate financial instruments in evaluating the potential impact of changes in applicable interest rates.

     The Group’s fixed rate financial instruments primarily include the financial asset portfolio of the Group’s companies which offer financial services, a portion of the medium- and long-term financial debt (including Italian subsidized loans and bonds issued), and of the marketable securities held by the Group’s insurance companies. Floating rate financial instruments include primarily short-term liquid assets, the wholesale portion of the financial companies’ asset portfolio, bank loans and a portion of medium- and long-term financial debt.

     The potential loss in fair value of the Group’s fixed rate financial instruments held at December 31, 2002, resulting from a hypothetical, instantaneous and unfavorable change of 10% in interest rate levels applicable to such financial instruments would be approximately €77 million (€70 million at December 31, 2001). A hypothetical, instantaneous and unfavorable change of 10% in interest rate levels applicable to floating rate financial assets and liabilities held by the Group at December 31, 2002 would have had an estimated negative impact of €22 million on annual cash flows in 2002 (as compared to an estimated negative impact of €8 million estimated at December 31, 2001). These sensitivity analyses are based on the assumption of an unfavorable and instantaneous 10% movement in the rate of interest applicable to each homogenous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g. dollars and other currencies). As a result, the Group’s interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

     Despite the Fiat Group’s program to manage exchange rate and interest rate risk, there can be no assurance that exchange rate or interest rate fluctuations will not adversely affect the Group’s results of operations, cash flows, financial condition or relative price competitiveness in the future. Moreover, as with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as with interest rate swap agreements and other risk management tools. Although the use of such hedging instruments provides a certain degree of protection from certain fluctuations in currency exchange and interest rates, the Group may potentially lose benefits resulting from other fluctuations in currency exchange and interest rates as a result of using such instruments.

Changes in Market Risk Exposure Compared to 2001

     The Group’s policy on financial risk management has not changed from the preceding year.

     The characteristics and the mix of the Group’s financial instruments with exposure to interest rate and foreign exchange rate risk at December 31, 2002 have not changed substantially from the preceding year.

Exchange Rate Risk

     The decrease in the potential loss in fair value shown in the exchange rate risk sensitivity analysis (€153 million at December 31, 2002, as compared to €357 million at December 31, 2001) is due mainly to a reduction in the level of anticipated cash flow hedges and, to a lesser extent, to the substantial reduction n the Group’s exposure in Argentina.

Interest Rate Risk

     Neither the increase in the potential loss in fair value (€77 million at December 31, 2002, as compared to €70 million at December 31, 2001) nor the increase in the estimated negative impact on future cash flows (€22 million at December 31, 2002, as compared to €8 million at December 31, 2001) exhibited a material change from those calculated in the preceding year.

     For a summary of comparison of the nominal amounts, carrying amounts and market values of financial instruments, see Note 14 to the Consolidated Financial Statements included in Item 18.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Fiat did not pay holders of its savings shares the minimum preferred dividend of €0.31 per savings share in 2002. Please see “Financial Information—Other Financial Information—Dividend Policy” in Item 8 and Note 24(t.ii) to the Consolidated Financial Statements in Item 18 for additional information.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and Chief

Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 19. Exhibits

Index to Exhibits filed with this Report

1.1          By-laws of Fiat S.p.A. (together with English language translation).

1.2          The total amount of long-term debt securities of Fiat S.p.A. authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. Fiat S.p.A. hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1          List of subsidiaries of the registrant.

99.1         Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
FIAT S.p.A.:

We have audited the accompanying consolidated balance sheets of FIAT S.p.A. (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002, all expressed in Euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. In the year ended December 31, 2000 we did not audit the financial statements of certain subsidiaries and affiliates, principally Magneti Marelli S.p.A., Toro Assicurazioni S.p.A. and their respective subsidiaries, which statements reflected assets representing approximately 17 percent of total assets as of December 31, 2000, and revenues from sales and services representing approximately 12 percent of consolidated revenues from sales and services for the year then ended. Those statements were audited by other auditors whose reports were furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for such subsidiaries and affiliates, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FIAT S.p.A. and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with the Italian law governing consolidated financial statements.

The accounting principles reflected in the abovementioned Italian law governing consolidated financial statements vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of these differences and adjustments required to conform consolidated net income for each of the three years in the period ended December 31, 2002 and consolidated stockholders’ equity as of December 31, 2002 and 2001 to U.S. GAAP are set forth in Note 24 to the consolidated financial statements.

As discussed in Note 24 to the consolidated financial statements, for U.S. GAAP purposes the Company ceased its amortization of goodwill and other indefinite-lived intangible assets in 2002 in accordance with Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets”, which was adopted by the Company as of January 1, 2002.

Our audits and the audits of other auditors were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the Index to Financial Statements and Schedules appearing under Item 18 is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, based on our audits and the reports of other auditors, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE ITALIA S.p.A.
(A former member firm of Andersen Worldwide. Deloitte & Touche Italia S.p.A.
has entered into an agreement to associate with Deloitte & Touche S.p.A.)

Turin, Italy
March 31, 2003

THE FIAT GROUP
CONSOLIDATED BALANCE SHEETS
At December 31, 2002 and 2001

	2002	2002	2001

	(in millions of
	U.S. dollars) (note
	22)	(in millions of euros)
Assets
Amounts due from stockholders for shares subscribed but not called	1	1	1
Fixed Assets
Intangible fixed assets (note 1)	5,452	5,200	6,535
Property, plant and equipment (note 2)	12,693	12,106	13,887
Financial fixed assets (note 3)
Investments	4,154	3,962	7,498
Receivables	49	47	55
Other securities	2,564	2,445	2,447
Treasury stock	242	231	245
Assets leased	3,090	2,947	3,367
Investments where the investment risk is borne by the policyholders and those related to pension plan management	7,266	6,930	6,177

Total financial fixed assets	17,365	16,562	19,789

Total fixed assets	35,510	33,868	40,211
Current assets
Inventories (note 4)	16,018	15,277	15,510
Receivables (note 5)
Trade	6,065	5,784	6,466
Other	7,182	6,850	6,195

Total receivables	13,247	12,634	12,661
Financial assets not held as fixed assets (note 6)
Investments	849	810	1,228
Other securities	7,097	6,769	6,355
Treasury stock	23	22	37
Financial receivables	19,304	18,411	21,263

Total financial assets not held as fixed assets	27,273	26,012	28,883
Cash (note 7)	3,658	3,489	2,133

Total current assets	60,196	57,412	59,187
Accrued income and prepaid expenses (note 8)	1,301	1,240	1,350

Total Assets	97,008	92,521	100,749

Liabilities and Stockholders’ Equity
Stockholders’ equity (note 9)
Stockholders’ equity of the Group
Capital stock	3,231	3,082	2,753
Additional paid-in capital	2,440	2,327	1,636
Legal reserve	691	659	659
Treasury stock valuation reserve	265	253	282
Retained earnings and other reserves	5,523	5,268	7,285
Net income (loss)	(4,139)	(3,948)	(445)

Total	8,011	7,641	12,170
Minority interest	1,089	1,038	1,437

Total stockholders’ equity	9,100	8,679	13,607
Reserves for risks and charges (note 10)
Insurance policy liabilities and accruals	10,071	9,605	9,566
Policy liabilities and accruals where the investment risk is borne by the policyholders and those related to pension plan management	7,339	7,000	6,236
Other reserves	7,362	7,021	6,871

Total reserves for risks and charges	24,772	23,626	22,673
Reserve for employee severance indemnities (note 11)	1,686	1,609	1,735
Payables (note 12)
Financial payables	30,326	28,923	32,697
Trade payables	13,911	13,267	13,520
Other payables	13,628	12,998	12,164

Total payables	57,865	55,188	58,381
Accrued expenses and deferred income (note 13)	3,585	3,419	4,353

Total Liabilities and Stockholders’ Equity	97,008	92,521	100,749

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED BALANCE SHEETS
At December 31, 2002 and 2001

	2002	2002	2001

	(in millions of
	U.S. dollars)
	(note 22)	(in millions of euros)
Memorandum Accounts (note 14)
Guarantees granted
Unsecured guarantees
Suretyships	1,717	1,638	1,452
Guarantees of notes	330	315	229
Other unsecured guarantees	3,537	3,373	3,469

Total	5,584	5,326	5,150
Secured guarantees	332	316	471

Total guarantees granted	5,916	5,642	5,621
Commitments	51,285	48,913	59,403
Third-party assets held by the Group	2,130	2,032	2,036
Group assets held by third parties	21,764	20,757	19,372
Other memorandum accounts	280	267	309

Total memorandum accounts	81,375	77,611	86,741

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2002, 2001 and 2000

	2002	2002	2001	2000

	(in millions of
	U.S. dollars)
	(note 22)		(in millions of euros)
Value of production (note 15)
Revenues from sales and services	58,115	55,427	57,575	57,603
Change in work in progress, semifinished and finished product inventories	(856)	(816)	7	27
Change in contract work in progress	233	222	431	(48)
Additions to internally produced fixed assets	1,161	1,107	1,069	1,242
Other income and revenues	2,256	2,152	2,245	2,419

Total value of production	60,909	58,092	61,327	61,243

Costs of production (note 16)
Raw materials, supplies and merchandise	31,758	30,289	31,255	31,134
Services	10,370	9,890	9,835	9,042
Leases and rentals	491	468	487	409
Personnel	7,920	7,554	8,169	8,695
Depreciation and amortization	2,741	2,614	2,880	3,052
Provisions for doubtful accounts and writedowns of fixed assets	387	369	546	476
Change in raw materials, supplies and merchandise inventories	39	38	(110)	63
Provisions for risks and other accruals	1,225	1,168	1,044	1,054
Other operating costs	1,367	1,304	1,309	1,458
Expenses of financial services companies	1,169	1,115	904	983
Insurance claims and other insurance costs	4,241	4,045	4,690	4,022

Total costs of production	61,708	58,854	61,009	60,388

Operating income	(799)	(762)	318	855

Financial income and expenses (note 17)
Investment income	164	156	264	378
Other financial income	2,327	2,219	2,188	1,655
Interest and other financial expenses	(3,194)	(3,046)	(3,132)	(2,650)

Total financial income and expense	(703)	(671)	(680)	(617)

Adjustments to financial assets (note 18)
Share of income (loss)	(777)	(741)	(373)	(74)
Writedowns of financial receivables and securities	(147)	(140)	(121)	(28)

Total adjustments to financial assets	(924)	(881)	(494)	(102)

Extraordinary income and expenses (note 19)
Extraordinary income	1,295	1,235	1,645	2,757
Extraordinary expenses	(3,919)	(3,738)	(1,286)	(1,843)

Total extraordinary income and expenses	(2,624)	(2,503)	359	914

Income (loss) before taxes	(5,050)	(4,817)	(497)	1,050
Income taxes (note 20)	(581)	(554)	294	472

Income (loss) before minority interest	(4,469)	(4,263)	(791)	578
Minority interest	330	315	346	86

Net income (loss)	(4,139)	(3,948)	(445)	664

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For The Years Ended December 31, 2002, 2001 and 2000

						Retained
						earnings,
						other
				Treasury		reserves, net
		Additional		stock	Cumulative	income
	Capital	paid-in	Legal	valuation	translation	(loss) for the
	stock	capital	reserve	reserve	adjustments	year	Total

	(in millions of euros)
Balance as of December 31, 1999	2,753	1,636	659	27	234	7,565	12,874

Dividends paid (Euro 0.620 per ordinary and preference share and Euro 0.775 per savings share)	—	—	—	—	—	(352)	(352)
Foreign exchange translation adjustments	—	—	—	—	136	—	136
Change in treasury stock in portfolio	—	—	—	23	—	(23)	—
Other minor movements	—	—	—	—	—	(2)	(2)
Net income (loss)	—	—	—	—	—	664	664

Balance as of December 31, 2000	2,753	1,636	659	50	370	7,852	13,320

Dividends paid (Euro 0.620 per ordinary and preference share and Euro 0.775 per savings share)	—	—	—	—	—	(352)	(352)
Foreign exchange translation adjustments	—	—	—	—	(342)	—	(342)
Change in treasury stock in portfolio	—	—	—	232	—	(232)	—
Other minor movements	—	—	—	—	—	(11)	(11)
Net income (loss)	—	—	—	—	—	(445)	(445)

Balance as of December 31, 2001	2,753	1,636	659	282	28	6,812	12,170

Capital stock increase as resolved on December 10, 2001	329	691	—	—	—	—	1,020
Dividends paid (Euro 0.310 per ordinary and preference share and Euro 0.465 per savings share)	—	—	—	—	—	(198)	(198)
Foreign exchange translation adjustments	—	—	—	—	(1,407)	—	(1,407)
Change in treasury stock in portfolio	—	—	—	(29)	—	29	—
Other minor movements	—	—	—	—	—	4	4
Net income (loss)	—	—	—	—	—	(3,948)	(3,948)

Balance as of December 31, 2002	3,082	2,327	659	253	(1,379)	2,699	7,641

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2002, 2001 and 2000

	2002	2002	2001	2000

	(in millions of
	U.S. dollars)
	(note 22)	(in millions of euros)

Cash at January 1	2,236	2,133	1,997	1,906

Cash flows provided by (used in) operating activities:
Net income (loss) before minority interest	(4,470)	(4,263)	(791)	578
Amortization and depreciation	2,741	2,614	2,880	3,052
Change in reserve for employee severance indemnities	(73)	(70)	(77)	(56)
Change in deferred income taxes	(927)	(884)	(588)	(289)
Gains on disposals	130	124	(1,749)	(2,753)
Revaluation and writedown of equity investments	550	525	372	73
Impairment	1,039	991	—	—
Change in current assets and liabilities:
Trade receivables	443	423	583	572
Net Inventories	1,389	1,325	(164)	(973)
Trade payables	(109)	(104)	1,605	492
Other payables, receivables, accruals and deferrals (1)	193	184	609	1,040
Reserve for income taxes and other reserves	572	545	(413)	1,046
Changes in the scope of consolidation and others	(374)	(357)	168	(808)

	1,104	1,053	2,435	1,974

Cash flows provided by (used in) investing activities:
Investments in:
Fixed assets	(2,905)	(2,771)	(3,438)	(3,236)
Investments	(590)	(563)	(1,524)	(4,347)
Intangible assets and deferred charges	(543)	(518)	(473)	(521)
Investment grants	94	90	100	135
Proceeds from the sale of fixed assets	3,388	3,231	2,652	1,601
Change in financial receivables	2,575	2,456	(189)	(1,816)
Change in securities	(184)	(175)	(15)	159
Change in securities of insurance companies net of policy liabilities and accruals	451	430	(97)	(254)
Other (including effects of acquisitions and other changes in the scope of consolidation)	(88)	(84)	(33)	(260)

	2,198	2,096	(3,017)	(8,539)

Cash flows provided by (used in) financing activities:
Increase in borrowings	12,631	12,047	8,561	8,307
Repayment of borrowings	(9,847)	(9,392)	(6,057)	(4,161)
Changes in short-term borrowings	(5,618)	(5,358)	(1,140)	349
Increase in capital stock (2)	1,274	1,215	—	2,603
Purchase of treasury stock	(81)	(77)	(266)	(30)
Dividends paid	(239)	(228)	(380)	(412)

	(1,880)	(1,793)	718	6,656

Change in cash	1,422	1,356	136	91
Cash at December 31	3,658	3,489	2,133	1,997

(1)  In 2002, this does not include payments by Fiat Auto to the Fiat-GM Powertrain joint venture associated with its contribution of assets and liabilities at the time the venture was formed, which are included under the caption “Changes in the scope of consolidation and others”.

(2)  In 2000 this represented acquisition of a 20% interest in Fiat Auto Holdings B.V. by General Motors.

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          Form and content of the consolidated financial statements

          The 2002 consolidated financial statements have been prepared in accordance with the rules introduced by Italian Legislative Decree No. 127 dated April 9, 1991, which fulfilled the Fourth and Seventh EC Directives. Included in the statement of operations are comparative amounts for 2001 and 2000.

          The consolidated financial statements include the financial statements of Fiat S.p.A., the Parent Company, and of all Italian and foreign subsidiaries that constitute the Fiat Group, in which Fiat S.p.A. holds directly or indirectly more than 50% of the voting capital and/or has de facto control over operations. The companies in which the Parent Company holds, directly or indirectly, control jointly with other partners, are normally accounted for using the equity method. The same is true for the associated companies in which the Group exercises a significant influence.

          Certain insignificant activities, which total less than 0.5% in 2002 (0.6% in 2001 and 0.5% in 2000) of total consolidated revenues and for which it is not practicable to obtain the necessary information on a timely basis without disproportionate expense, have been excluded from consolidation. This exclusion does not affect the assertion that the consolidated financial statements are a true and fair representation of the financial position and results of operations of the Group. Furthermore, BUC – Banca Unione di Credito, as allowed by law, has been excluded from the scope of consolidation inasmuch as it has non-homogeneous operations.

          With regard to information on the balance sheet and the statement of operations presented by business Sector, in these financial statements the Automobiles Sector is represented by the consolidated data of Fiat Auto Holdings B.V., set up in July 2000 after the corporate reorganization of the Automobiles Sector following the strategic alliance with General Motors. As regards the comparative data for the year 2000, up until the end of the first half of 2000 the income statement and balance sheet data of this Sector were represented by the data of the sub-holding company Fiat Auto S.p.A. (now Fiat Partecipazioni S.p.A.) and, afterwards, by the new legal group led by Fiat Auto Holdings B.V. Nevertheless, such changes in the corporate structure had no significant effect on the comparability and uniformity of the income statement and balance sheet data presented for the three years.

          Principles of consolidation and significant accounting policies

          The consolidated financial statements have been prepared from the statutory financial statements of the Group’s single companies or consolidated Sectors approved by the Boards of Directors and adjusted, where necessary, by the directors of the companies to conform with Group accounting principles and to eliminate tax-driven adjustments. The Group’s accounting principles respect the requirements set forth by Legislative Decree No. 127 of April 9, 1991, interpreted and supplemented by the Italian accounting principles issued by the National Board of Dottori Commercialisti and of Ragionieri and, where there are none and not at variance, by those laid down by the International Accounting Standards Board (I.A.S.B.).

          In order to obtain a true and fair representation of the financial position and results of operations of the Group, taking into account their functional integration, the financial companies that provide

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

services to the industrial Sectors and the subsidiaries operating in the Insurance Sector have been consolidated on a line-by-line basis. As a result, adjustments to the balance sheet and statement of operations format have been made in applying Article 32 of Legislative Decree No. 127/91, which provides for changes to be made to obtain a more clear, true and correct representation of the financial position and results of operations.

          Starting from the financial statements at December 31, 2002, given the increasing significance of their amounts, investments for the benefit of those insured under life insurance policies, where the insured parties bear the risk (related to index-linked and unit-linked policies), and those deriving from the management of pension funds are presented under a separate caption, as set forth by the specific regulations of the insurance industry in Italy. Those investments correspond fundamentally to specific policy liabilities and accruals of an equal amount that are also, starting from the current year, presented under a separate caption in liabilities. As a consequence, the prior years’ balances have been reclassified. In previous years, those investments were included under several balance sheet asset captions (for example stocks and bonds) in accordance with their nature. In the statement of operations the return on those investments is offset by an equal amount of adjustments to the related policy liabilities and accruals, with no effect on net income for the year, since the related risks and benefits are fully assumed by those insured.

          Principles of consolidation

          Assets and liabilities, and revenues and expenses, of subsidiaries consolidated on a line-by-line basis are included in the consolidated financial statements, regardless of the percentage of ownership. Carrying values of investments are eliminated against the subsidiaries’ related stockholders’ equity. The portion of stockholders’ equity and results of operations attributed to minority interests are disclosed separately. When losses pertaining to minority interests exceed the value of their share of capital stock, the excess, or deficit, is charged to the Group, unless the minority stockholders are expressly committed to reimbursing the losses, in which case the excess is recorded as an asset in the consolidated financial statements. In the first case, should income be realized in the future, the minority interests’ share of that income will be attributed to the Group, up to the amount necessary to recover the losses previously attributed to the Group.

          Differences arising from the elimination of investments (since 1994) against the related stockholders’ equity of the investment at the date of acquisition are allocated to the assets and liabilities of the company being consolidated, up to the limit of their current value. The residual value, if positive, is capitalized as an asset, “Differences on consolidation”, and is amortized on the straight-line basis over the estimated period of recoverability. Negative residual amounts are recorded as a component of stockholders’ equity, “Consolidation reserve” (or as a liability, “Consolidation reserve for future risks and charges”, when due to a forecast of unfavorable economic results).

          Intercompany profits and losses are eliminated net of related tax effects, together with all intercompany receivables, payables, revenues and expenses arising on transactions within the Group. Exceptions are the gross margins on intercompany sales of plant and equipment produced and sold at prices in line with market conditions, in which case such eliminations would be effectively irrelevant and not cost-beneficial.

          Also subject to elimination are guarantees, commitments and risks relating to companies included in the scope of consolidation.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          The balance sheets of foreign subsidiaries are translated into Euros by applying the exchange rates in effect at year end. The statements of operations of foreign subsidiaries are translated using the average exchange rates for the year. In the financial statements of subsidiaries operating in high-inflation countries (cumulative inflation in excess of 100% in three years), accounting principles for hyperinflationary economies are used.

          Exchange differences resulting from the translation of opening stockholders’ equity at current exchange rates and at the exchange rates used at the end of the previous year, as well as differences between net income expressed at average exchange rates and that expressed at current exchange rates, are reflected in the stockholders’ equity caption “Cumulative translation adjustments”.

          As a result of the crisis which arose in Argentina at the end of 2001, the Fiat Group decided, with regard to the financial statements of the Argentine subsidiaries, to follow generally accepted accounting principles in the United States, the conclusions of which are also considered valid for purposes of the accounting principles of the Group. Accordingly, the exchange rate used in the preparation of the financial statements at December 31, 2001 was the first exchange rate prevailing on the first day the currency markets reopened in the country subsequent to that date (floating rate of 1.67 Argentine pesos to 1 U.S. dollar or, where applicable, the official exchange rate of 1.40 Argentine pesos to 1 U.S. dollar) both for the conversion of the foreign currency balances in the financial statements prepared by the Argentine subsidiaries for purposes of consolidation by Fiat and for the conversion of such financial statements. A prudent approach was taken for the conversion and settlement in pesos of the receivables originally recorded in U.S. dollars in the financial statements of the Argentine subsidiaries.

          The exchange rates used are summarized in Note 23.

          Accounting principles

          Intangible fixed assets — Intangible assets and deferred charges expected to benefit future periods are recorded at cost, adjusted by amortization calculated on a straight-line basis over the period to be benefited. In particular, goodwill and differences on consolidation are amortized over a period of no more than 20 years, taking into account their expected period of recovery. In general, the Group periodically reviews that the carrying value of such assets is not higher than the estimated recovery value, in relation to their use or realization, as determined by reference to the most recent corporate plans. In cases in which there is a permanent impairment in the estimated recovery value that is lower than carrying value, appropriate writedowns are recorded.

          The costs of researching and developing new products and/or processes are mainly included in the results of operations in the period in which such costs are incurred in line with the principle of conservatism and with international practice in the Automotive industry.

          Goodwill is recorded as an asset when acquired for consideration.

          Property, plant and equipment — Property, plant and equipment are recorded at purchase or construction cost. These values are adjusted where specific laws of the country in which the assets are located allow or require revaluation, in order to reflect, even if only partially, changes in the purchasing power of the currency. Cost also includes financing expenses incurred during the construction period for specific loans, where significant.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          Depreciation is provided on a straight-line basis at rates that reflect the estimated useful life of the related assets.

          When, at the balance sheet date, property, plant and equipment show a permanent impairment in value to below their carrying value, such assets are written down to the lower value, according to the method indicated above for intangible assets.

          Ordinary repairs and maintenance expenses related to property, plant and equipment are charged to the statement of operations in the year in which they are incurred, while maintenance expenses which increase the value of property, plant and equipment are capitalized.

          Capital investment grants related to investments in property, plant and equipment are recorded as deferred income when collection becomes certain and credited to income over the useful life of the related asset.

          Properties held by insurance companies to cover policy liabilities and accruals are stated at acquisition cost and adjusted by the compulsory law on revaluations imposed on Italian companies; however, the carrying amounts do not exceed market value. Depreciation is determined based on the useful life and expected recovery value.

          The revaluation of assets allowed by Law No. 342/2000, having been effected by only a very few Italian companies of the Group, was reversed in the consolidated financial statements, for purposes of giving preference to the uniformity and comparability of the accounting principles over time.

          Financial fixed assets — Financial fixed assets include investments in unconsolidated subsidiaries, associated companies and other companies, financial receivables held for investment purposes, treasury stock and other securities.

          Investments in unconsolidated subsidiaries, in companies in which Fiat exercises joint control with other partners and in associated companies (those in which Fiat exercises, directly or indirectly, a significant influence) are normally accounted for using the equity method. This method is not used in cases in which the investor no longer exercises significant influence over the investee, in which case the cost is considered to be the value of the investment taken from the prior year’s financial statements.

          Investments in other companies are valued at cost. In the event of a permanent impairment in value, a specific allowance is provided as a direct reduction of the asset account.

          Financial receivables are recorded at estimated realizable value.

          Securities are recorded at cost, including additional direct charges. In the event of permanent impairment, a valuation allowance is provided as a direct reduction of the securities. However, securities held by the insurance companies as investments for the benefit of those insured under life insurance policies, where the insured parties bear the risk (relating to index-linked and unit-linked policies), and as investments in the management of pension funds, are presented under a separate caption and are valued at market price, as set forth by the specific regulations of the insurance industry in Italy.

          Treasury stock is recorded at purchase cost, including any writedowns resulting from a permanent impairment in its value. A specific reserve for treasury stock is also recorded under stockholders’ equity

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

of the Group for the same amount.

          The investment in equipment leased is recorded at cost. The related depreciation is generally calculated, according to the financial method, based on the life of the lease and the related risk in managing such contracts.

          Current assets — Inventories are valued at the lower of cost or market, cost being determined on a First In-First-Out (FIFO) basis.

          The valuation of inventories includes the direct costs of materials and labor and variable and fixed indirect costs.

          Work in progress on long-term contracts is valued based on the stage of completion and is recorded gross of advance payments received from customers. Eventual losses on such contracts are fully recorded when they become known. Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value.

          Receivables are recorded at estimated realizable value. Any unearned interest included in the nominal value of financial receivables has been deferred to future periods. Receivables sold to third parties with recourse or without recourse (including those sold as part of securitization transactions) are eliminated from receivables and disclosed in the memorandum accounts. Receivables denominated in foreign currency are translated at the exchange rate in effect at year end. Resulting exchange gains and losses are included in the statement of operations.

          Other receivables also include deposits to guarantee the securitization transactions of trade receivables (securitization refers to particular programs of discounting trade receivables without recourse, with a collateral deposit as a guarantee).

          Current assets also include investments and securities acquired as temporary investment which are valued at the lower of cost or market, cost being determined on a Last-In First-Out (LIFO) basis.

          Insurance company investments to cover insurance policy liabilities and accruals are valued at the lower of cost or market.

          Treasury stock consists of Fiat S.p.A. shares bought back by Fiat Ge.Va. S.p.A. and by Fiat to service stock option plans; it is valued at the lower of cost or market, cost being determined on a Last-In First-Out (LIFO) basis. A specific reserve for treasury stock is also recorded under the stockholders’ equity of the Group for the same amount.

          Reserves for risks and charges and employee severance indemnities — The reserves for risks and charges include provisions to cover losses or liabilities likely to be incurred but uncertain as to the amount or as to the date on which they will arise.

          In particular, the reserve for pensions and similar obligations includes provisions for long-service or other bonuses (including pension funds required by some countries in which the Group operates), payable to employees and former employees under contractual agreements or by law, determined on an actuarial basis, where applicable.

          Restructuring reserves include the costs to carry out corporate reorganization and restructuring

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

plans and are provided in the year the company formally decides to commence such plans, to the extent that such costs can be reasonably estimated.

          The policy liabilities and accruals of insurance companies are determined according to the procedures and rules issued by the regulatory agencies in each country in which the individual subsidiaries operate. In particular, unearned property and liability premiums are recognized on the pro-rata basis over the period of the policy. The reserve for unpaid property and liability losses and unpaid adjustment expenses has been calculated on the basis of reasonable estimates of the “latest cost” of the claims, analytically and for groups of particular risks, following adequate statistical and actuarial methods. The policy liabilities and accruals for unpaid losses on life insurance claims are calculated on an actuarial basis, accompanied by an opinion by a qualified actuary on the congruity of the amount. Finally, as previously described, the policy liabilities and accruals against investments made for the benefit of those insured under life insurance policies, where the insured parties bear the risk (related to index-linked and unit-linked policies), and those deriving from the management of pension funds are, from this year, presented under a separate caption, as set forth by the specific regulations of the insurance industry in Italy.

          The reserve for employee severance indemnities comprises liability for severance indemnities that Italian companies accrue each year end for employees, and determined in accordance with labor legislation. In particular, the liability includes a portion of the employee’s annual salary and is indexed for inflation in accordance with Italian rules.

          Payables — Payables are recorded at face value; the portion of interest included in the nominal amount is deferred until future periods in which it is earned. Accounts payable denominated in foreign currency are translated at the exchange rate in effect at year end. Resulting exchange gains and losses are included in the statement of operations.

          Taxes payable includes the tax charge for the current year recorded in the statement of operations.

          Accruals and deferrals — Accruals and deferrals are determined using the accrual method based on the income and expense to which they relate.

          Securitization of financial receivables — The Fiat Group has programs for discounting financial receivables using securitization transactions. This discounting of financial receivables calls for the sale without recourse of a portfolio of financial receivables to a non-Group vehicle company. This company finances itself by issuing securities backed by the above-mentioned portfolio (Asset Backed Securities). The securities issued are divided into two types having different characteristics: the first (historically between 88% and 98% of the entire issue) is placed on the market, occasionally subdivided by various classes of ratings, and subscribed to by investors; the second (12%- 2%), the reimbursement of which is subordinated to the first, is subscribed to by the seller. The risk for the seller is limited to the portion of the securities which it has subscribed. At the end of each accounting period, therefore, such securities are evaluated in relation to the performance of the receivables sold and may be written down on the basis of this evaluation.

          Lastly, these sales without recourse require the immediate recognition of the present value of the future margin implicit in the receivables sold, net of discounting costs. This net value is included in the Value of production since it relates to revenues normal of the operations of the financial services companies (to this end, the financial income of such companies is included in revenues from sales and services, as described in the relevant note).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          Derivative financial instruments - Financial instruments used to hedge exchange and interest rate fluctuations and, in general, changes in the assets and liabilities, are presented in Note 14. Derivative financial instruments are recorded at inception in the memorandum accounts at their notional contract amount.

          In general, beginning in 2001 the Fiat Group adopted — to the extent that it is consistent and not in contrast with general principles set forth in the Italian law governing financial statements — the international accounting standard IAS No. 39 “Financial Instruments: Recognition and Measurement”, applicable beginning January 1, 2001. Such principle covers the accounting treatment of all financial assets and liabilities in and off-balance sheet and, in particular, states that derivative financial instruments should be valued at fair value. Taking into account the restrictions under Italian law and the evolution of the law now underway (Legislative Decree for the reform of corporate law), the Group maintains, consistently with Consob rulings, that IAS 39 is immediately applicable only in part and only in reference to the designation of derivative financial instruments as “hedging” or “non-hedging instruments” and with respect to the symmetrical accounting of the result of the valuation of the derivative hedging instrument and the result attributable to the hedged item (“hedge accounting”). The transactions which, according to the Group’s policy for risk management, are able to meet the conditions stated by the accounting principle for hedge accounting treatment are classified as hedging transactions; the others, instead, although set up for the purpose of managing risk (inasmuch as the Group’s policy does not permit speculative transactions), have been designated as “trading”. The accounting solutions adopted by the Group, however, have not given rise to substantial changes in the previous practices and, therefore, have not had a significant impact on the results of operations and on the stockholders’ equity of the Group.

          Details of the accounting treatment adopted are as follows.

          For foreign exchange instruments designated as hedges, the premium (or discount, representing the difference between the spot exchange rate at the inception of the contract and the forward exchange rate) is recorded in the statement of operations, in Financial income and expenses, in accordance with the accrual method. Differences between the value of such instruments using the exchange rates at inception and those at year end are also included in the statement of operations to offset the exchange effects of the items being hedged. In particular, for contracts entered into to hedge the exchange risk of future transactions that are considered highly probable, the effects of the alignment with the year-end exchange rate are deferred until the year in which the underlying transactions are recorded.

          For interest rate instruments designated as hedges, the interest rate differential is included in the statement of operations, in Financial income and expenses, in accordance with the accrual method, offsetting the effects of the hedged transaction.

          Instead, derivative financial instruments hedging interest rate fluctuations that are designated as trading instruments are valued at market value and the differential, if negative compared to the contractual value, is recorded in the statement of operations as Financial income and expenses, in accordance with the concept of prudence.

          The same prudent principle is followed in recording derivative financial instruments to manage trading risks (for example equity swaps) that do not meet the conditions for hedge accounting treatment.

          Revenue recognition — Revenues from sales and services are recognized on the accrual basis net of returns, discounts, allowances and rebates.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          Revenues from sales of products are recognized at the moment title passes to the customer, which is generally at the time of shipment. Under contracts for vehicle sale and buy-back at a specified price, a specific reserve for future risks and charges is set aside based on the difference between the guaranteed residual value and the estimated realizable value of the used asset, taking into account the probability that such option will be exercised; this reserve is set up at the time of the initial sale and adjusted periodically over the period of the contract.

          Revenues from services are recorded when they are performed. Revenues from long-term contracts are recognized using the percentage of completion method.

          Revenues also include amounts received from financing leases, net of depreciation, and income from company assets on operating leases.

          With regard to the Insurance Sectors insurance premiums are recognized on an accrual basis.

          Lastly, revenues from sales and services include income from the normal business of the financial services companies.

          Costs - Costs are recognized on an accrual basis.

          Research and development costs are generally charged to the statement of operations in the period in which they are incurred. Research-related revenue grants provided by the Government or the EU are credited to the statement of operations when collection becomes certain.

          Advertising and promotion expenses are charged to the statement of operations in the year incurred.

          Estimated product warranty costs are charged to the statement of operations at the time the sale is recorded.

          Finally, the Costs of production include the interest and expenses relative to the typical business of the financial services companies, as well as insurance claims and other technical costs of the insurance companies.

          Financial income and expenses — Financial income and expenses are recorded on the accrual basis.

          Income and expenses resulting from derivative financial instruments, as well as relevant year-end exchange differences, are included in the statement of operations in accordance with the above mentioned policies disclosed under memorandum accounts.

          Costs relating to the factoring of receivables and notes of any type (with recourse, without recourse, securitization) and nature (trade, financial, other) are charged to the statement of operations on an accrual basis.

          Income taxes — Income taxes currently payable are provided for in accordance with the existing legislation of the countries in which the Group operates.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          Deferred tax liabilities or deferred tax assets are determined on all the temporary differences between the consolidated assets and liabilities and the corresponding amounts for purposes of taxation, including those deriving from the most significant consolidation adjustments. As allowed by the applicable accounting principles, deferred tax assets are also recorded to account for the tax benefit of tax loss carryforwards whenever the specific conditions for future recoverability are met.

          In particular, deferred tax assets have only been recorded if there is a reasonable certainty of their future recovery. Deferred tax liabilities, instead, are not recorded if it is unlikely that a future liability will arise.

          Deferred tax assets and liabilities are offset if they refer to the same company. The balance from offsetting the amounts is recorded in Other receivables in current assets, if a deferred tax asset, and in the Deferred tax reserve, if a deferred tax liability.

(1)	Intangible fixed assets

				Change in
	Net of			the scope				Net of
	amorti-			of		Foreign	Disposals,	amortiza-
	zation		Amorti-	consolida-	Reclassifi-	exchange	Other	tion
	12/31/2001	Additions	zation	tion	cations	effects	changes	12/31/2002

	(in millions of euros)
Start-up and expansion costs	67	63	(28)	(1)	2	(24)	(2)	77
Research, development and advertising expenses	10	3	(6)	—	15	—	(4)	18
Industrial patents and intellectual property rights	453	52	(109)	10	86	(50)	(26)	416
Concessions, licenses, trademarks and similar rights	491	94	(71)	5	9	(57)	(4)	467
Goodwill	375	11	(37)	3	—	(39)	(84)	229
Intangible assets in progress and advances	243	167	—	(4)	(124)	—	(19)	263
Other intangible assets	364	139	(92)	(18)	12	(12)	(34)	359
Differences on consolidation	4,532	74	(252)	19	—	(509)	(493)	3,371

Total intangible fixed assets	6,535	603	(595)	14	—	(691)	(666)	5,200

          Intangible fixed assets are shown net of writedowns of 559 million euros, of which 545 million euros relate to Goodwill and Differences on consolidation. These amounts are included in the Disposals and Other changes column.

          Start-up and expansion costs at December 31, 2002 consist of deferred plant start-up costs and corporate formation costs of 53 million euros (60 million euros at December 31, 2001) and capital increase costs of 24 million euros (7 million euros at December 31, 2001).

          Other intangible assets include other deferred charges, in particular, costs incurred by the Aviation Sector to participate in international cooperation programs and the contract acquisition costs incurred by the Insurance Companies.

          Differences on consolidation amount to 3,371 million euros at December 31, 2002, and include the net goodwill (net of amortization and writedowns, as described below) of 2,557 million euros on the acquisition of the Case Group and other CNH Group companies, of 88 million euros for the Fraikin Group, of 49 million euros for the Irisbus Group, of 72 million euros for Nuova Tirrena S.p.A. and other Toro Group companies, of 26 million euros for certain Business Solutions companies, of 27 million euros for Meridian Technologies Inc., of 21 million euros for certain Components Sector companies, of 46 million euros for certain Production Systems Sector companies, and of 21 million euros for other minor

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

companies. Differences on consolidation also include goodwill deriving from Tender Offers for the shares of Toro Assicurazioni S.p.A. of 377 million euros, and Magneti Marelli Holding S.p.A. of 33 million euros, as well as from the capital stock increase of CNH Global N.V. of 54 million euros. Additions during the year totaling 74 million euros derive from goodwill connected with the purchase of additional stakes in Irisbus Holding (29 million euros), Worknet Società di Fornitura di Lavoro Temporaneo S.p.A. (10 million euros), Prolaim Progetto Lavoro Impresa S.p.A. (11 million euros), and other minor companies (24 million euros).

          As regards the amounts recorded in Goodwill and Differences on consolidation, amortization is charged over periods ranging from five to twenty years, on the basis of the expected recoverability of these amounts. At the end of the year, however, specific reviews were conducted to verify whether such amounts are recoverable by considering the existing prospects of earnings or of realization through the sale of the businesses to which they refer.

          In particular, with respect to the aforementioned net goodwill relating to the CNH Group (2,611 million euros), specific analyses were conducted from which it emerged that for the purposes of the Fiat Group consolidated financial statements the carrying value, after a writedown of 12 million euros during the year, was entirely recoverable.

          Other goodwill and differences on consolidation balances were analyzed in the same manner with the scope of identifying any permanent impairments in value. From the analyses performed, taking into consideration the changed market conditions, the restructuring plans initiated by certain Sectors of the Group and the consequent effects on the business plans of various Sectors and the cases in which subsequent to December 31, 2002 transactions for the sale of certain businesses were finalized at a lower realization value, permanent impairments in value were identified that gave rise to writedowns totaling 533 million euros, divided by Sector as follows (in millions of euros): Commercial Vehicles 213, Metallurgical Products 36, Components 157, Production Systems 84 and Services 43.

(2)	Property, plant and equipment

				Change
	Net of			in the		Foreign	Disposals	Net of	Accumulated
	deprecia-tion		Depre-	scope of	Reclassifi-	exchange	and other	depreciation	depreciation
	12/31/2001	Additions	ciation	consolidation	cations	effects	changes	12/31/2002	12/31/2002

						(in millions of euros)
Land and buildings	4,403	126	(168)	(13)	81	(392)	(236)	3,801	1,929
Plant and machinery	4,402	440	(699)	(215)	303	(342)	(168)	3,721	8,063
Industrial and commercial equipment	1,644	435	(622)	(17)	297	(149)	(77)	1,511	6,019
Other assets	2,210	1,048	(530)	—	—	(165)	(468)	2,095	2,212
Construction in progress and advances	1,228	722	—	(51)	(681)	(78)	(162)	978	—

Total Property, plant and equipment	13,887	2,771	(2,019)	(296)	—	(1,126)	(1,111)	12,106	18,223

          Property, plant and equipment include revaluations, which, net of depreciation recorded in previous years, are 288 million euros at December 31, 2002 and 388 million euros at December 31, 2001.

          No interest expenses were capitalized in 2002 and in 2001.

          Change in the scope of consolidation shows a decrease of 296 million euros resulting from the sale of the Aluminum Business Unit of Teksid (-364 million euros), the sale of the Electronic Systems Business Unit of Magneti Marelli (-104 million euros), the inclusion in the scope of consolidation of the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

proportional shares in Irisbus (82 million euros), previously held by Renault, and in Kobelco (20 million euros), as well as the inclusion and exclusion of other minor companies in the scope of consolidation (70 million euros).

          Reclassifications primarily refer to a reduction in construction in progress and advances on purchases of property, plant and equipment existing at the end of the prior year which were reclassified at the time they were effectively acquired and put into operation.

          Disposals and other changes, which has a negative balance of 1,111 million euros, includes, with respect to Land and buildings, 236 million euros related in part to the sale of non-strategic properties carried out with the intention of reducing net invested capital.

          Furthermore, Disposals and Other changes include the value of the writedowns recorded during the year. In fact, as with intangible fixed assets, the assumptions regarding the recoverability of tangible fixed assets were analyzed, taking into consideration the changed market conditions, the restructuring plans initiated by certain Sectors of the Group and the consequent effects on the various business plans. As a result of those analyses, tangible fixed assets were written down by 227 million euros, divided by Sector as follows: Automobiles 167 million euros, Commercial Vehicles 23 million euros, Metallurgical Products 14 million euros, Components 15 million euros, Production Systems 8 million euros.

          Other assets include vehicles on operating leases for 1,585 million euros at December 31, 2002 (1,599 million euros at December 31, 2001), mainly related to long-term leases.

          The depreciation rates used are determined on the basis of the estimated useful lives of the assets and are listed below:

	Depreciation rates

Land and buildings	3%	–	9%
Plant and machinery	8%	–	21%
Industrial and commercial equipment	16%	–	28%
Other assets	11%	–	25%

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(3)	Financial fixed assets

Investments

				Change	Acquisitions	Foreign	Disposals
	Value at	Equity in	Equity in	in the scope of	and	Exchange	and other	Value at
	12/31/2001	earnings	losses	consolidation	capitalizations	effects	changes	12/31/2002

				(in millions of euros)
Unconsolidated subsidiaries	634	9	(76)	(47)	27	2	9	558
Associated companies	3,958	57	(332)	(592)	185	(166)	(388)	2,722
Other companies	2,906	2	(177)	573	23	(2)	(2,643)	682

Total investments	7,498	68	(585)	(66)	235	(166)	(3,022)	3,962

          Equity in earnings and Equity in losses include the Group’s share of the income or the loss of companies accounted for using the equity method. With regard to the companies accounted for at cost, Equity in losses includes the loss in value recorded in the year.

          Change in the scope of consolidation (decrease of 66 million euros) can be analyzed as follows:

          •   Investments in unconsolidated subsidiaries (-47 million euros): the decrease represents the change to line-by-line consolidation of Iveco Ukraine Inc. (-12 million euros), CST – Centro Servizi Toro S.p.A. (-7 million euros), Yorka de Mexico S.A. de CV (-6 million euros), Iveco-Motor Sich. Inc. (-5 million euros) and other minor companies (-17 million euros).

          •   Investments in associated companies (-592 million euros): the decrease is due to the ending of the associated company relationship on the investment in Capitalia S.p.A. (formerly Banca di Roma S.p.A.) and the consequent reclassification of that company to Other companies (-604 million euros), net of the inclusion in the scope of consolidation of other minor investments (12 million euros). With reference to the investment in Capitalia, on July 1, 2002 Banca di Roma S.p.A. merged with Banco di Sicilia S.p.A. through incorporation, integrated the Fineco Group (formerly Bipop-Carire) and changed its name to Capitalia S.p.A. The above-mentioned merger had the effect of diluting the percentage held by the Fiat Group from 10.6% to 6.6%.

          •   Investments in other companies (573 million euros): the increase is due principally to reclassification of the above-mentioned investment in Capitalia S.p.A.. The carrying value of the investment reclassified to Other companies (604 million euros) was subsequently written down by 123 million euros due to a permanent impairment in the value, resulting in a net carrying value of 481 million euros.

          Acquisitions and Capitalizations (235 million euros) refer principally to the following acquisitions and capitalizations:

          •   Investments in unconsolidated subsidiaries (27 million euros): capitalization of Fiat Auto Egypt S.A.E. (8 million euros), Multipoint Sevilla S.A. (6 million euros), B.D.C. & Co. Société en Commandite Simple (3 million euros) and other minor companies (10 million euros);

          •   Investments in associated companies (185 million euros): acquisition of Kobelco Construction Machinery Co. Ltd. (115 million euros), capitalization of CBC-Iveco Ltd. (26 million euros), Société

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme (20 million euros), CNH Capital Europe S.A.S. (12 million euros) and other minor companies (12 million euros);

     •     Investments in other companies (23 million euros): acquisition of shares of Mediobanca S.p.A. (15 million euros) and other minor companies (8 million euros).

     •     Disposals and other changes, which show a decrease of 3,022 million euros, refer principally to:

     •     Investments in associated companies (-388 million euros): disposal of share holdings in Italenergia Bis S.p.A. (-359 million euros) and other minor companies (-29 million euros).

     •     Investments in other companies (-2,643 million euros): sale of the investment in General Motors (-2,603 million euros) and other minor companies (-40 million euros).

     In particular, with reference the original investment of 38.6% in Italenergia S.p.A. (subsequently contributed to the current Italenergia Bis S.p.A.), during the second half of 2002 the Fiat Group sold a 14% holding to certain other stockholders of the company (Intesa BCI, SanPaoloIMI Investimenti and Capitalia, hereinafter the “Banks”) for 548 million euros, realizing a gain of 189 million euros. The related sales contracts and the contemporaneous agreements with another stockholder of Italenergia Bis (Electricité de France, hereinafter “EDF”) provide, among other things, that:

     •     By virtue of an option acquired in respect of EDF (the so-called EDF Put), Fiat may elect between March and April 2005, to sell to EDF the shares in Italenergia Bis (24.6%, equal to 223,151,568 shares), at a price corresponding to the value of the investment, as estimated on the basis of the valuations performed by three experts appointed for that purpose. That price, less a premium of 127 million euros, payable only in the event the option is exercised, may not be less than a minimum (floor) of 1,147 million euros, or 5.141698 euros per share.

     •     In connection with the EDF Put, the Banks (in addition to the put agreements negotiated independently with EDF for their respective initial holdings in Italenergia Bis) obtained a so-called “tag along/drag along” agreement from Fiat, and Fiat arranged a symmetrical Put/Call contract with EDF (conditional upon the prior exercise of the EDF Put by Fiat) that gives rise to two scenarios:

a)	Fiat independently exercises the EDF Put on its own 24.6% holding and in this case:

•	The Banks exercise the “tag along” under which the Banks each sell their own 4.66% holding to Fiat under the same price conditions as the EDF Put (valuation at fair market value, minimum floor of 5.141698 euros per share). Fiat, in turn, sells the acquired shares to EDF, making use of the put clauses in the Put/Call arranged with EDF.

•	The corresponding “drag along” allows Fiat to reacquire the Banks’ shares in any case and to surrender them to EDF which in turn has, by means of the call clauses in the Put/Call, the right to ask Fiat to acquire and surrender the shares. In substance, by means of the call, EDF may (providing that Fiat exercised the EDF Put, which is a condition for the Put/Call) acquire the entire original Fiat investment.

b)	Fiat does not independently exercise the EDF Put on its own 24.6% holding and in this case:

•	The individual Banks, separately, have the right to request Fiat to exercise its Put on EDF

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

which allows the Banks to exercise the “tag along”, as described above, and to realize a gain.

•	Fiat may elect not to exercise the EDF Put, as instead requested, and the Banks have the right to require that Fiat purchase from the same Banks their respective 4.66% holdings at the lower of the price determined pursuant to the EDF Put, in accordance with the same criteria and procedures agreed with EDF, and 6.5 euros per share.

•	Fiat does not have a call right on the Banks’ holdings which were sold to the Banks definitively.

     In conclusion, the 14% holding in Italenergia Bis sold by Fiat is subject to Put options exercisable in 2005 by each of the Banks. Nevertheless, the effects of the sale are considered final and the resulting gain realized, in that Fiat has contemporaneously stipulated with EDF a put option that will give it the right, in the event that the Banks ask to purchase said shares, to, in turn, sell them to EDF at the same price conditions as the EDF Put.

     With reference to the investment in General Motors, the sale that occurred during December 2002 for the equivalent amount of U.S. $1,157 million, equal to U.S. $36.11 per share, resulted in a loss of 1,049 million euros, net of direct selling expenses and the effects of the settlement of foreign exchange hedging transactions that had previously been put in place. At the start of 2002, five-year convertible bonds (hereinafter the “Exchangeable” bonds) had been issued that were convertible into the same number of General Motors shares as once held by the Fiat Group (32,053,422 shares). The option exercise price implicit in the bonds coincides with the pre-sale unit carrying value, in U.S. dollars, of the General Motors shares in the consolidated financial statements of Fiat of U.S. $69.54 per share. Accordingly, at the time the bond was issued the risk of an increase in the General Motors share price above U.S.$69.54 per share was covered by the shares held by Fiat. At the time of the sale of the shares, Fiat, in order to hedge the above-mentioned risk implicit to the Exchangeable bonds, contemporaneously stipulated with the bank acquiring the shares a “Total Return Equity Swap” derivative contract (hereinafter “Equity Swap”) relating to the same number of General Motors shares and having the following main characteristics:

     •     In line with the expiry of the Exchangeable bonds, Fiat will settle with the counterparty bank the price variances between the initial General Motors share price (U.S. $36.11 per share) and the final share price, cashing in on a positive share price performance or paying for a negative performance.

     •     Throughout the duration of the bonds, Fiat will pay to the counterparty variable interest applied on the notional value of the contract (equal to the sale price of U.S. $1,157 million).

     •     Any dividends distributed by General Motors on the sold shares will be repaid to Fiat by the counterparty.

     •     In guarantee of the payment of the above-mentioned variance, if negative, Fiat deposited a remunerated amount in an account with the bank. Such collateral will be adjusted in relation to the relative exposure of the two parties and at December 31, 2002 amounted to 221 million euros.

     •     At the closing of the Equity Swap, Fiat will not possess any rights to repurchase the sold shares.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     The above-mentioned Equity Swap, despite being stipulated for the purpose of hedging, cannot be treated in hedge accounting and accordingly is defined as a trading derivative financial instrument. It follows that, in accordance with the principle of prudence, if during the period of the contract General Motors shares perform positively, the positive fair value of the instrument is not recorded in the statement of operations; if, instead, the performance is negative, the negative fair value of the instrument is recorded immediately as a cost within financial expenses. At December 31, 2002, the Equity Swap has a positive fair value of 23 million euros, that has not been recorded.

     Investments held at December 31, 2002, by type of consolidation method, are analyzed as follows:

	At December 31,

	2002	2001

	(in millions of euros)
Investments accounted for using the equity method	3,161	4,501
Investments valued on a cost basis:
Listed companies	581	2,694
Unlisted companies	220	303
Total investments valued at cost	801	2,997

Total investments	3,962	7,498

     Investments accounted for using the equity method: the decrease in value (1,340 million euros) is due to the reclassification of Capitalia S.p.A. to Other listed companies (-604 million euros), the sale of 14% of Italenergia Bis and the economic effect of the alignment, in accordance with the equity method, of the investment held (-553 million euros), the foreign exchange effect (-162 million euros), and other minor movements (-21 million euros).

     Investments valued on a cost basis: the decrease in investments in listed companies (-2,113 million euros) derives from the General Motors sale (-2,603 million euros) partially offset by the reclassification of Capitalia S.p.A. (481 million euros, after the writedown for a permanent impairment in value of 123 million euros) and other minor variations (9 million euros). The reduction in the value of investments in unlisted companies valued at cost (-83 million euros) results from the sale of the holdings in the Cartiere Burgo S.p.A. (-14 million euros), the reimbursement of capital in Tredicimarzo S.r.l. (-14 million euros), the writedown of Ariane (-17 million euros), the writedown of Trucks & Bus company (-17 million euros) and other minor variations (-21 million euros).

     The principal investments in unconsolidated subsidiaries are the following:

	At December 31,

	2002		2001

	%	Amount	%	Amount

		(in millions of euros)
Unconsolidated subsidiaries:
BUC-Banca Unione di Credito	100.0	361	100.0	361
Leasys S.p.A	51.0	112	51.0	111
Other unconsolidated subsidiaries (minor amounts)		85		162

Total		558		634

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     As allowed by law, the above companies have not been consolidated either because their operations are so dissimilar (BUC – Banca Unione di Credito), because it would not have been possible to obtain the necessary information for their consolidation on a timely basis without disproportionate expense or because their operations are not significant. Such companies carry net debt of 164 million euros (134 million euros at December 31, 2001).

     As regards the investment in Leasys S.p.A., this company is subject to joint control with the other partner, even though the Fiat Group holds 51% of capital stock; like the other main jointly controlled companies, the investment is valued using the equity method.

     Investments in associated companies are as follows:

	At December 31,

	2002		2001

	%	Amount	%	Amount

		(in millions of euros)
Associated companies:
Fiat-GM Powertrain B.V.	50.0	1,189	50.0	1,259
Italenergia Bis S.p.A.(formerly Italenergia S.p.A. prior to contribution)	24.6	481	38.6	1,034
Banca di Roma S.p.A.(now Capitalia S.p.A.)	37.9	—	10.6	604
Tofas Turk Otomobil Fabrikasi A.S.	50.0	136	37.9	136
Sevel S.p.A.	20.0	125	50.0	125
Kobelco Construction Machinery Co. Ltd.	10.1	107	—	—
H.d.P. S.p.A.	50.0	98	10.0	114
Consolidated Diesel Company	50.0	59	50.0	67
Jiangsu Nanya Gearbox Co. Ltd.	50.0	55	50.0	52
Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme	50.0	47	50.0	43
New Holland HFT Japan Inc.	50.0	42	50.0	42
Global Value Services S.p.A.	50.0	38	50.0	31
CBC-Iveco Ltd.	50.0	37	50.0	11
CNH Capital Europe S.A.S.	50.0	30	50.0	22
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	30	37.5	22
New Holland de Mexico SA de CV	50.0	22	50.0	20
LBX Company LLC	50.0	20	50.0	23
Hua Dong Teksid Automotive Foundry Co. Ltd.	50.0	12	50.0	21
AL-Ghazi Tractors Ltd.	43.2	13	43.2	19
New Holland Trakmak Traktor A.S.	37.5	14	37.5	15
Europ Assistance Holding S.A.	—	—	40.0	43
Atlanet S.p.A.	29.9	—	29.9	29
Lingotto S.p.A.	30.9	—	30.9	29
Other associated companies (minor amounts)		167		197

Total		2,722		3,958

     The above list also comprises certain companies under joint control, the most important of which are Fiat-GM Powertrain B.V., Sevel S.p.A. and Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme. Such companies carry net debt of 2,480 million euros (1,862 million euros at December 31, 2001).

     In particular, key data taken from the financial statements used to value the Fiat-GM Powertrain

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

B.V. investment using the equity method are as follows:

	At December 31,	At December 31,
	2002	2001

	(in millions of euros)
Balance sheet data
Fixed assets	3,416	3,183
Total assets	6,681	6,546
Debt	(1,695)	(1,396)
Stockholders’ equity	2,377	2,518

		07/01/2001-
	2002	12/31/2001

	(in millions of euros)
Statement of operations data
Net sales	6,624	2,794
Operating income	280	120
Net income	131	59

     Investments in other companies are as follows:

	At December 31,

	2002	2001

	(in millions of euros)
Other companies:
Other listed companies	581	2,694
Other unlisted companies	101	212

Total	682	2,906

     Other listed companies principally comprise shares of Capitalia S.p.A., valued at 481 million euros (in 2001, it was classified as an associated company), Mediobanca S.p.A., valued at 93 million euros (78 million euros in 2001), and other minor investments (7 million euros).

     Had the portfolio of the major listed stocks at December 31, 2002 been valued at fair value, it would have been approximately 286 million euros lower than the carrying value in the financial statements (approximately 759 million euros lower than the carrying value at December 31, 2001).

     No fair values have been determined for the Other unlisted companies as this type of calculation would require a significant effort which would outweigh the benefits of obtaining such information.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     Receivables

	At December 31,

	2002				2001

			Of which				Of which
	Due	Due	due		Due	Due	due
	within	beyond	beyond		within	beyond	beyond
	one year	one year	5 years	Total	one year	one year	5 years	Total

	(in millions of euros)
Receivables from others	19	28	2	47	33	22	3	55
Total Receivables	19	28	2	47	33	22	3	55

     Financial receivables are shown net of the allowances for doubtful accounts of 4 million euros (2 million euros at December 31, 2001), with a provision of 1 million euros during the year 2002.

     Financial receivables recorded in the financial statements at December 31, 2002 and 2001 approximate their fair values which have been calculated using the present value method, based on a discount rate which reflects market conditions, the duration and the risk of insolvency.

     Other securities

	At December 31,

	2002	2001	Change

	(in millions of euros)
Other securities	2,445	2,447	(2)

     Other securities are shown in the financial statements net of the allowance for doubtful accounts of 2 million euros (2 million euros at December 31, 2001).

     Other securities principally include marketable Government securities and bonds held primarily by the insurance companies and amounting to 2,311 million euros at December 31, 2002 (2,437 million euros at December 31, 2001).

     Other securities, if valued at fair value at December 31, 2002, would amount to 2,451 million euros.

     Treasury stock

	At December 31,

	2002		2001

	Number		Number
	of shares	Cost	of shares	Cost

	(thousands)	(in millions	(thousands)	(in millions
		of euros)		of euros)
Fiat S.p.A. shares held by subsidiaries:
Ordinary	15,838	222	11,458	233
Preference	—	—	1	—
Savings	1,085	9	1,094	12

Total Treasury stock	16,924	231	12,553	245

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     Treasury stock consists of Fiat shares held by certain companies in the Toro Assicurazioni Group. The increase from 12,553 thousand shares to 16,924 thousand shares follows from the purchases and sales of ordinary shares carried out during the year. Treasury stock is shown net of a writedown for a permanent impairment in value of 78 million euros.

     Assets leased

	Net of			Foreign	Disposal	Net of	Accumulated
	depreciation			exchange	and other	depreciation	depreciation
	12/31/2001	Additions	Depreciation	effects	changes	12/31/2002	12/31/2002

(in millions of euros)
Assets leased	3,367	1,552	(722)	(100)	(1,150)	2,947	2,180

     Assets leased consist of vehicles sold by the Automobiles, Agricultural and Construction Equipment and Commercial Vehicle Sectors under financial leases. The decrease of 420 million euros compared to December 31, 2001 derives primarily from the sale, during December 2002, of 10,876 financial lease contracts by Savaleasing S.p.A. (approximately 55% of its contract portfolio) to Locat S.p.A., which is part of the Unicredit Group, and from the companies operating in Brazil, where a shift in the demand from financing leases to other forms of financing was caused by changes in the law.

     Assets leased do not include vehicles on operating leases, which are included under Property, plant and equipment.

Investments where the investment risk is borne by policyholders and those related to pension plan management

	At December 31,

	2002	2001	Change

	(in millions of euros)
Investments where the investment risk is borne by policyholders and those related to pension plan management	6,930	6,177	753

     Investments for the benefit of life insurance policyholders, where the policyholders bear the risk, and pension plan assets, presented from this year under a separate caption as disclosed in Principles of Consolidation and Significant Accounting Policies, increased by 753 million euros compared to December 31, 2001 as a result of an increase in the contract volumes of existing index-linked and unit-linked policies. These investments correspond to specific policy liabilities and accruals and the associated risks and benefits are borne entirely by the policyholders.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(4)	Inventories

	At December 31,

	2002			2001

	Gross	Allowance	Net	Gross	Allowance	Net

	(in millions of euros)
Raw materials and supplies	1,382	(134)	1,248	1,631	(146)	1,485
Work in progress and semifinished products	1,102	(20)	1,082	1,230	(24)	1,206
Contract work in progress	5,293	—	5,293	5,240	—	5,240
Finished goods and merchandise	4,279	(449)	3,830	5,521	(466)	5,055
Advances to suppliers	3,824	—	3,824	2,524	—	2,524

Total inventories	15,880	(603)	15,277	16,146	(636)	15,510

Advance payments on contract work in progress	(8,227)	—	(8,227)	(7,135)	—	(7,135)

Net inventories	7,653	(603)	7,050	9,011	(636)	8,375

     Movements in the inventory allowance accounts during the year were as follows:

			Foreign	Change in
	At	Use and	exchange	the scope of	At
	12/31/2001	Accruals	effects	consolidation	12/31/2002

(in millions of euros)
Allowance for inventory writedowns	636	(4)	(14)	(15)	603

     Inventories of 15,277 million euros at December 31, 2002 (15,510 million euros at December 31, 2001) decreased by 233 million euros compared to the prior year. Advance payments received against contract work in progress amount to 8,227 million euros (7,135 million euros at December 31, 2001) and are recorded as payables (Note 12). Inventories, net of such advance payments, amount to 7,050 million euros (8,375 million euros at December 31, 2001), a decrease of 1,325 million euros. The net decrease, while relating to all types of inventories, relates primarily to movements of finished goods and merchandise. As far as the inventories of raw materials and supplies and work in progress are concerned, the decrease can be directly ascribed to lower production levels. Starting in 2002, advances received in connection with the T.A.V. (High-Speed Railway) project, of which Fiat is General Contractor, that are included in the item “Advances” (Note 12), were directly subtracted from Inventories to determine Net Inventories. The corresponding value at December 31, 2001 was reclassified accordingly.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(5)	Receivables

     An analysis of receivables by due date is as follows:

	At December 31,

	2002				2001

	Due	Due	Of which		Due	Due	Of which
	within	beyond	due beyond		within	beyond	due beyond
	one year	one year	5 years	Total	one year	one year	5 years	Total

				(in millions of euros)
Trade receivables	5,248	60	4	5,308	5,611	118	2	5,729
Receivables from unconsolidated subsidiaries	54	—	—	54	35	—	—	35
Receivables from associated companies	472	—	—	472	706	—	—	706
Other receivables from:
employees	36	3	—	39	44	4	—	48
tax authorities	1,639	146	—	1,785	1,200	236	2	1,436
social security agencies	22	—	—	22	38	—	—	38
others	2,120	2,834	8	4,954	2,036	2,633	26	4,669

Total Other receivables	3,817	2,983	8	6,800	3,318	2,873	28	6,191

Total Receivables	9,591	3,043	12	12,634	9,670	2,991	30	12,661

     An analysis of receivables by type is as follows:

	At December 31,

	2002			2001

	Trade	Other	Total	Trade	Other	Total

			(in millions of euros)
Trade receivables	5,308	—	5,308	5,728	1	5,729
Receivables from unconsolidated subsidiaries	54	—	54	35	—	35
Receivables from associated companies	422	50	472	703	3	706
Other receivables from:
employees	—	39	39	—	48	48
tax authorities	—	1,785	1,785	—	1,436	1,436
social security agencies	—	22	22	—	38	38
other	—	4,954	4,954	—	4,669	4,669
Total Other receivables	—	6,800	6,800	—	6,191	6,191

Total Receivables	5,784	6,850	12,634	6,466	6,195	12,661

Of which:
Receivables included in the working capital	5,784	3,351	9,135	6,466	3,162	9,628

Deferred tax assets	—	3,499	3,499	—	3,033	3,033

     Trade receivables decreased by 682 million euros, resulting from reductions of 259 million euros due to changes in the scope of consolidation and of 423 million euros due to current operations.

     Trade receivables are shown net of an allowance for doubtful accounts of 549 million euros at December 31, 2002 (609 million euros at December 31, 2001). Movements in these allowances during the year were as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

			Use and	Change in the
	At		other	scope of	At
	12/31/2001	Accruals	changes	consolidation	12/31/2002

(in millions of euros)
Allowances for doubtful accounts	609	140	(174)	(26)	549

     Receivables from tax authorities principally refer to VAT and income taxes receivable from the Italian tax authorities and include the tax credit relating to the advance payments of income tax on employee severance indemnities paid by Italian companies. The portion of interest accrued on that receivable relating to the current year is recorded in Financial income and expenses.

     “Other receivables from others” include deferred tax assets of 3,499 million euros (3,033 million euros at December 31, 2001), accounted for in accordance with the accounting policies described above. Additional information on these assets is provided in Note 10 — Reserve for risks and charges, under Deferred income tax reserve.

(6)	Financial assets not held as fixed assets

     Investments

     Investments in other companies amount to 810 million euros at December 31, 2002 (1,228 million euros at December 31, 2001) and show a decrease of 418 million euros, mainly due to the adjustment to fair value of the investments made by the insurance companies.

     Other securities

	At December 31,

	2002	2001	Change

	(in millions of euros)
Italian government securities	2,968	2,856	112
Other securities	3,801	3,499	302

Total Other securities	6,769	6,355	414

of which held by insurance companies	6,102	5,785	317

     Italian government securities also include securities issued by other public entities and guaranteed by the Italian government.

     Other securities comprise securities with a broad market issued by debtors with a high credit rating, mainly held by insurance companies to cover, for the most part, policy liabilities and accruals.

     The fair value of the securities portfolio held by insurance companies at December 31, 2002 was approximately 89 million euros higher than the carrying value (54 million euros at December 31, 2001).

     The securities portfolio held by companies other than insurance sector companies of 667 million euros at December 31, 2002 (570 million euros at December 31, 2001) approximates fair value calculated by reference to market prices.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     Treasury stock

	At December 31,

	2002		2001

	Number		Number
	of shares	Cost	of shares	Cost

	(thousands)	(in millions of	(thousands)	(in millions of
		euros)		euros)
Fiat S.p.A. shares held by Fiat S.p.A. and subsidiaries:
Ordinary	2,530	22	2,100	37
Savings	—	—	1	—

Total Treasury stock	2,530	22	2,101	37

     Treasury stock consists of 2,530,421 Fiat ordinary shares held by Fiat S.p.A. and Fiat Ge.Va. S.p.A. and amounts to 22 million euros, net of writedowns recorded during the year totaling 22 million euros

     Financial receivables

	At December 31,

	2002				2001

			Of which				Of which
		Due	due		Due	Due	due
	Due within	beyond	beyond 5		within	beyond one	beyond 5
	one year	one year	years	Total	one year	year	years	Total

				(in millions of euros)
Receivables from unconsolidated subsidiaries	348	163	—	511	237	177	5	414
Receivables from associated companies	912	401	—	1,313	340	129	1	469
Receivables from others	9,216	7,371	935	16,587	12,026	8,354	869	20,380

Total Financial receivables	10,476	7,935	935	18,411	12,603	8,660	875	21,263

     Financial receivables amounting to 18,411 million euros at December 31, 2002 (21,263 million euros at December 31, 2001), net of allowances for doubtful accounts of 523 million euros (672 million euros at December 31, 2001), decreased by 2,852 million euros compared to the prior year. Movements in these allowances during the year were as follows:

			Use and	Change in
	At		other	the scope of	At
	12/31/2001	Accruals	changes	consolidation	12/31/2002

(in millions of euros)
Allowance for doubtful accounts	672	237	(382)	(4)	523

     The fair value of Financial receivables would be approximately 18,454 million euros at December 31, 2002 (21,351 million euros at December 31, 2001). The fair value of financial receivables was determined in accordance with the method indicated in Note 3 - Financial fixed assets - Receivables.

     Receivables from associated companies of 1,313 million euros at December 31, 2002 (469 million euros at December 31, 2001) increased by 844 million euros due to increased levels of financing principally receivable from joint ventures with other manufacturers set up for the joint development of vehicle models and from associated companies engaged in the real estate sector and in the spare parts

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

distribution sector.

     Financial receivables from others amount to 16,587 million euros at December 31, 2002 (20,380 million euros at December 31, 2001), of which 15,615 million euros at December 31, 2002 (19,312 million euros at December 31, 2001) consist of financing to dealers and customers primarily made by the financial services companies, with an average maturity of approximately 36 months for new financing paid out in the year. The decrease in this amount of 3,697 million euros compared to 2001 is attributable to lower business volumes, the effects of the sale of certain financial service activities of CNH and the decline of certain currencies agianst the Euro, in particular the Brazilian real and the U.S. dollar. Financial receivables from others also include the net value of subordinated securities (602 million euros, which is substantially in line with the previous year), subscribed to as part of the securitization of financial receivables.

(7)	Cash

	At December 31,

	2002	2001

	(in millions of euros)
Bank and post office accounts	3,454	2,091
Checks	11	17
Cash on hand	24	25

Total Cash	3,489	2,133

     Cash recorded in the financial statements at December 31, 2002 and 2001 is in line with the fair value at the same dates.

(8)	Accrued income and prepaid expenses

	At December 31,

	2002	2001

	(in millions of euros)
Accrued income and prepaid expenses
Commercial accrued income
Accrued interest and commissions	30	33
Other	43	27

Total Commercial accrued income	73	60

Commercial prepaid expenses:
Interest	9	37
Other	497	556

Total Commercial prepaid expenses	506	593
Financial accrued income	543	560
Financial prepaid expenses	118	137

Total Accrued income and prepaid expenses	1,240	1,350

     Financial accrued income mainly includes day-to-day interest earned on securities and derivative

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

financial instruments.

     Financial prepaid expenses include prepaid interest on securities (Sava bonds) issued by the financial services companies.

(9)	Stockholders’ equity

Capital stock

        The capital stock paid in at December 31, 2002 is 3,082 million euros, equal to No. 616,425,600 shares, and consists of:

•	433,220,490 ordinary shares;

•	103,292,310 preference shares;

•	79,912,800 savings shares;

all with a par value of 5 euros each.

     The capital stock increase of Fiat S.p.A. resolved by the Board of Directors on December 10, 2001 and executed in February 2002 led to the issue of 65,820,600 ordinary shares at an issue price of 15.50 euros per share, inclusive of a premium of 10.50 euros per share. Each share is coupled with a warrant valid for subscription in January 2007 of an ordinary share at a par value of 5 euros, at a price of 30 euros each, for every four warrants. The Board of Directors consequently approved an additional capital increase of 82 million euros through the issue of 16,455,150 ordinary shares at a par value of 5 euros each, to be kept in reserve for exercise of the aforesaid warrants.

     Fiat reserved the right to pay the warrant holders cash, starting on January 2, 2007, in place of the shares to be issued (shares for the exchange of warrants) for the difference between the arithmetic average of the official prices of Fiat ordinary shares reported in December 2006 and the warrant exercise price, unless this difference exceeds the maximum amount determined and previously communicated by Fiat, in which case the holder of the warrant may opt to subscribe the shares for the exchange of the warrants.

     It should be noted that the Stockholders’ Meeting of September 12, 2002 authorized the Board of Directors, by September 11, 2007, to increase the capital stock, in a single transaction, or repeatedly, up to a maximum of 8 billion euros, and to issue bonds or convertible bonds up to the same amount, but without exceeding in any one transaction the limits set forth by law.

     With reference to the 3 billion euros Mandatory Convertible facility, described in Note 12, the same Stockholders’ Meeting also established that the Directors, by virtue of the aforesaid mandate and the particular conditions and terms established therein, must resolve, in the event the facility is not repaid at an earlier date, the capital stock increase and reserve it, in accordance with the seventh paragraph of article 2441 of the Italian Civil Code, for the banks identified in the aforementioned resolution, with subscription and payment of the newly issued ordinary shares to be achieved exclusively by compensating the Banks’ receivables for principal up to a maximum total of 3 billion euros.

     Capital increases authorized by the Board of Directors as of today total 110 million euros, and consist of 82 million euros for the capital increase approved on December 10, 2001 and 27 million euros for capital increases to service stock option plans.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     Legal reserve

     The legal reserve amounts to 659 million euros at December 31, 2002 and did not change in respect of December 31, 2001.

     At December 31, 2002, the legal reserve exceeds one-fifth of capital stock.

     Cumulative translation adjustments

     Cumulative translation adjustments, which has a negative balance of 1,379 million euros, has decreased by 1,407 million euros compared to December 31, 2001 mainly due to the effect of the lower value of the U.S. dollar and the Brazilian real against the Euro.

     Retained earnings and Other reserves

     Retained earnings and Other reserves include, in addition to the undistributed earnings of the consolidated companies, also monetary revaluation reserves and other reserves in suspension of taxes.

     Reconciliation to stockholders’ equity and net income (loss) of the parent company, Fiat S.p.A.

	Stockholders’	Net income	Stockholders’	Net income
	equity at	(loss)	equity at	(loss)
	12/31/2002	2002	12/31/2001	2001

		(in millions of euros)
Statutory financial statements of Fiat S.p.A.	5,934	(2,053)	7,169	379
Elimination of carrying value of consolidated investments and the related dividend income recorded in the statutory financial statements of Fiat S.p.A.	(7,909)	(175)	(7,550)	(465)
Elimination of writedowns against consolidated investments recorded by Fiat S.p.A.	—	2,844	—	—
Equity and results of operations of consolidated companies	9,799	(4,704)	12,699	(373)
Consolidation adjustments:
Eliminations of intra-Group dividends	—	(836)	—	(169)
Elimination of intra-Group profit and losses from sales of investments	—	766	—	16
Elimination of intra-Group profit and losses in inventories, investments, property, plant and equipment and other adjustments	(183)	210	(148)	167

Consolidated financial statements	7,641	(3,948)	12,170	(445)

     Minority interest

     The minority interest in stockholders’ equity of 1,038 million euros (1,437 million euros at December 31, 2001) refers mainly to the following companies consolidated on a line-by-line basis:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

	At December 31,

	2002	2001

	(% held by minority	(% held by minority
	stockholders)	stockholders)

Italian companies:
Ferrari S.p.A.	44.0	10.0
IPI S.p.A.	34.1	34.1
Foreign companies:
Fiat Auto Holdings B.V.	20.0	20.0
Iveco Ford Truck Ltd.	15.2	15.2
CNH Global N.V.	14.7	15.4

     The increase in the minority interest percentage ownership in Ferrari S.p.A.’s stockholders’ equity is the result of the purchase of 34% of its capital stock for 775 million euros by Mediobanca S.p.A., within the framework of a consortium created for the acquisition and subsequent listing of Ferrari shares Fiat realized a gain of 671 million euros on this sale, net of selling expenses. The sales contract sets out the following principal elements:

     •     Mediobanca assumed the responsibility of sole Global Coordinator in charge of coordinating and leading the consortium.

     •     Mediobanca can not sell its Ferrari shares to another group in the automobile industry as long as the Fiat Group maintains a 51% controlling interest in Ferrari. Barring certain specific assumptions, the Fiat Group can not reduce its investment in Ferrari below 51% until the end, depending on the case, of the third or fourth year subsequent to signing the contract.

     •     Fiat holds a call option that allows it to repurchase the Ferrari shares at any time before June 30, 2005, except during the five months subsequent to the presentation of an IPO application to the competent authorities. The option exercise price is equal to the original price at which the shares were sold plus interest during the period based on the BOT yield plus 4%.

     •     Mediobanca, moreover, does not hold any put option to resell the purchased Ferrari shares to Fiat, even in the event that the IPO does not occur or is not completed.

     •     Fiat may share, in declining percentages, in any gain realized by Mediobanca and the other members of the consortium in the event of an IPO.

     The reduction in the minority interest percentage ownership in CNH Global N.V.’s stockholders’ equity derives from the capital increase of 1,494 million dollars during 2002 that was subscribed to by Fiat Netherlands Holding N.V. (the direct holding company of CNH Global N.V.) for 1,300 million dollars and by the market for 194 million dollars.

     In accordance with the accounting policies described above, the losses pertaining to General Motors, the minority stockholder in Fiat Auto Holding BV (Automobiles Sector), were attributed to General Motors up to the value of its share of capital stock, and the excess, or deficit, that arose from the third quarter of 2002, was charged to the Group (equal to 296 million euros at December 31, 2002).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(10)	Reserves for risks and charges

	At December 31,

	2002	2001	Change

	(in millions of euros)
Reserve for pensions and similar obligations	1,459	1,465	(6)
Income tax reserves:
Current income tax reserve	199	170	29
Deferred income tax reserve	1,236	1,438	(202)

Total Income tax reserves	1,435	1,608	(173)
Other reserves:
Warranty reserve	841	877	(36)
Restructuring reserves	731	688	43
Various liabilities and risk reserves	2,555	2,233	322

Total Other reserves	4,127	3,798	329
Insurance policy liabilities and accruals	9,605	9,566	39
Policy liabilities and accruals where the investment risk is borne by policyholders and those related to pension plan management	7,000	6,236	764

Total Reserves for risks and charges	23,626	22,673	953

     Reserve for pensions and similar obligations

     The reserve includes provisions for pensions and similar obligations determined on an actuarial basis, where applicable, and payable to employees and former employees according to contractual agreements or by law.

     Income tax reserves

     The Deferred income tax reserve at December 31, 2002 includes deferred tax liabilities, net of deferred tax assets, which have been offset where possible by the individual companies. The Deferred income tax reserve, net of Deferred tax assets recorded under Other receivables from others, is composed as follows:

	At December 31,

	2002	2001	Change

	(in millions of euros)
Deferred income tax reserve	1,236	1,438	(202)
Deferred tax assets	(3,499)	(3,033)	(466)

Total	(2,263)	(1,595)	(668)

     The net decrease of 668 million euros from December 31, 2001 derives mainly from the effect of recording deferred tax assets to account for the benefits deriving from tax losses which are reasonably certain of being recovered.

     The Deferred income tax reserve, net of Deferred tax assets recorded under Other receivables from others, can be analyzed as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

	At December 31,

	2002	2001

	(in millions of euros)
Deferred tax liabilities for:
Accelerated depreciation	682	631
Deferred tax on gains	382	176
Capital investment grants	13	6
Other	896	705

Total Deferred tax liabilities	1,973	1,518
Deferred tax assets for:
Reserves for risks and taxed charges	(1,301)	(1,117)
Inventories	(158)	(123)
Taxed allowance for doubtful accounts	(189)	(273)
Pension funds	(221)	(244)
Adjustments to financial assets	(1,062)	(20)
Other	(804)	(491)

Total Deferred tax assets	(3,735)	(2,268)
Theoretical tax benefit connected to tax loss carryforwards	(3,646)	(2,938)
Adjustments for assets whose recoverability is not reasonably certain	3,145	2,093

Total Deferred income tax reserve, net of Deferred tax assets	(2,263)	(1,595)

     As disclosed in the accounting policies, in recording deferred tax assets, each company in the Group critically evaluated whether the conditions existed for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits deriving from positive temporary differences (3,735 million euros) and tax loss carryforwards (3,646 million euros) have prudently been reduced by a total of 3,145 million euros.

     In particular, the Deferred tax reserve includes 1,478 million euros (1,346 million euros at December 31, 2001) of tax benefits connected to tax loss carryforwards. However, a further tax benefit connected to tax loss carryforwards of 2,168 million euros (1,592 million euros at December 31, 2001) has not been recorded in the financial statements.

     Deferred taxes have not been provided on the undistributed earnings of subsidiaries since no transactions are expected to be entered into that would warrant their taxation.

     Deferred taxes have not been provided on temporary differences of 127 million euros (143 million euros at December 31, 2001) relating to reserves and provisions in abeyance of taxes, since they are not expected to be used in a manner which would warrant their taxation.

     Other reserves

     Restructuring reserves amount to 731 million euros at December 31, 2002 (688 million euros at December 31, 2001) and are related to the corporate restructuring programs of the following Sectors (in millions of euros): Automobiles 320 (184 at December 31, 2001), Agricultural and Construction Equipment 218 (337 at December 31, 2001), Commercial Vehicles 83 (55 at December 31, 2001),

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

Metallurgical Products 2 (17 at December 31, 2001), Components 59 (52 at December 31, 2001), Production Systems 2 (5 at December 31, 2001), Aviation 27 (30 at December 31, 2001), Services 19 (5 at December 31, 2001), Other Sectors 1 (3 at December 31, 2001).

     The Various liabilities and risk reserves amount to 2,555 million euros at December 31, 2002 (2,233 million euros at December 31, 2001) and represent the amounts set aside by individual companies of the Group principally in connection with contractual and commercial risks and disputes. The increase of 322 million euros compared to December 31, 2001 is the result of a combination of ordinary provisions of 695 million euros, extraordinary provisions of 592 million euros, decreases for the effect of foreign exchange differences of 185 million euros and decreases for utilizations and other changes of 780 million euros.

(11)	Reserve for employee severance indemnities

			Use and Other
	At 12/31/2001	Accruals	changes	At 12/31/2002

		(in millions of euros)
Reserve for employee severance indemnities	1,735	256	(382)	1,609

     In accordance with legal requirements the total reserve for employee severance indemnities amounts to 1,609 million euros at December 31, 2002 (1,735 million euros at December 31, 2001) and includes the severance indemnities accrued at year-end by the companies in favor of employees. Use and Other changes mainly include a reduction of 55 million euros for the exclusion from the scope of consolidation of the Aluminum Business Unit of Teksid and the After Market and Electronic Systems Business Units of Magneti Marelli.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(12)	Payables

     Payables may be analyzed by due date as follows:

	At December 31,

	2002				2001

			Of which				Of which
	Due within	Due beyond	due beyond		Due within	Due beyond	due beyond
	one year	one year	5 years	Total	one year	one year	5 years	Total

				(in millions of euros)
Bonds	1,853	9,020	3,243	10,873	2,118	11,290	3,798	13,408
Convertible bonds	—	2,125	—	2,125	—	—	—	—
Borrowings from banks	4,482	8,558	300	13,040	7,701	5,910	465	13,611
Other financial payables	961	248	50	1,209	1,172	466	116	1,638
Advances	3,603	5,707	—	9,310	3,978	4,078	—	8,056
Trade payables	12,056	96	—	12,152	12,112	250	1	12,362
Notes payable	973	664	—	1,637	3,298	626	37	3,924
Payables to unconsolidated subsidiaries	63	—	—	63	96	—	—	96
Payables to associated companies	1,107	—	—	1,107	1,803	—	—	1,803
Taxes payable	1,279	24	—	1,303	1,178	58	2	1,236
Social security payable	311	2	—	313	331	2	—	333
Other payables	1,729	327	—	2,056	1,653	261	—	1,914

Total Payables	28,417	26,771	3,593	55,188	35,440	22,941	4,419	58,381

     Payables may be analyzed by type as follows:

	At December 31,

	2002				2001

	Trade	Financial	Other	Total	Trade	Financial	Other	Total

				(in millions of euros)
Bonds	—	10,873	—	10,873	—	13,408	—	13,408
Convertible bonds	—	2,125	—	2,125	—	—	—	—
Borrowings from banks	—	13,040	—	13,040	—	13,611	—	13,611
Other financial payables	—	1,209	—	1,209	—	1,638	—	1,638
Advances	—	—	9,310	9,310	—	—	8,056	8,056
Trade payables	12,152	—	—	12,152	12,362	—	—	12,362
Notes payable	17	1,620	—	1,637	19	3,905	—	3,924
Payables to unconsolidated subsidiaries	24	39	—	63	10	85	1	96
Payables to associated companies	1,074	17	16	1,107	1,129	50	624	1,803
Taxes payable	—	—	1,303	1,303	—	—	1,236	1,236
Social security payable	—	—	313	313	—	—	333	333
Other payables	—	—	2,056	2,056	—	—	1,914	1,914

Total Payables	13,267	28,923	12,998	55,188	13,520	32,697	12,164	58,381

     The decrease in Payables (3,193 million euros) compared to December 31, 2001 is mainly due to the following:

     •     a decrease in Trade payables of 253 million euros, of which 149 million euros are for the changes in the scope of consolidation;

     •     a decrease in Financial payables of 3,774 million euros due to lower requirements resulting from the decrease in financing made by the financing companies, the capital stock increase of Fiat S.p.A.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

and CNH Global N.V. totaling 1,215 million euros, and receipts deriving from the sale of businesses;

     •     an increase in Other payables of 834 million euros due to higher advances received from customers of 1,254 million euros, lower payables to associated companies of 608 million euros, higher taxes payable of 67 million euros, and an increase in other miscellaneous payables of 121 million euros.

     Financial payables total 28,923 million euros at December 31, 2002 (32,697 million euros at December 31, 2001). Financial payables due within one year amount to 8,310 million euros at December 31, 2002 (14,408 million euros at December 31,2001) and their carrying values approximate fair value as a consequence of the short-term maturity.

     The portion of medium and long-term financial payables due beyond one year amounts to 20,613 million euros at December 31, 2002 (18,289 million euros at December 31, 2001). The scheduled maturities are:

	2004	2005	2006	2007	Thereafter	Total

			(in millions of euros)
Medium and long-term debt due beyond one year	6,129	7,442	2,807	642	3,593	20,613

     The fair value of medium and long-term debt due beyond one year would be approximately 2,169 million euros lower than the carrying value at December 31, 2002 (at December 31, 2001, approximately 403 million euros lower than the carrying value). The fair values of that debt take into account the current market cost of funding with similar maturities, and, for bonds, their market prices.

     The interest rates and the nominal currencies of medium and long-term debt, including the current portion of 4,807 million euros at December 31, 2002 (5,547 million euros at December 31, 2001), are as follows:

		from 5% to	from 7.5%	from 10%	Greater
	less than 5%	7.5%	to 10%	to 12.5%	than 12.5%	Total

			(in millions of euros)
Euro and euro-zone currencies	12,027	6,853	323	14	10	19,227
US dollar	2,740	1,478	19	—	—	4,237
Japanese yen	322	—	—	—	—	322
Brazilian real	53	8	345	3	252	661
British pound	10	753	29	—	—	792
Canadian dollar	68	—	—	—	—	68
Other	37	24	38	14	—	113

Total 2002 medium and long-term debt	15,257	9,116	754	31	262	25,420

Total 2001 medium and long-term debt	10,473	11,621	939	54	749	23,836

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     Financial payables with nominal rates in excess of 12.5% relate principally to companies operating in Brazil.

     Medium and long-term financial payables include the equivalent amount of 2,229 million dollars (2,125 million euros) in five-year convertible bonds (“Exchangeable bonds”) issued at the start of 2002 that are convertible into the same number of General Motors shares as once held by the Fiat Group (32,053,422 shares). The rate of interest is 3.25%. The option exercise price implicit in the bonds coincides with the pre-sale unit carrying value, in U.S. dollars, of the General Motors shares in the consolidated financial statements of Fiat of U.S. $69.54 per share. Accordingly, at the time the bond was issued the risk of an increase in the General Motors share price above U.S. $69.54 per share was covered by the shares held by Fiat. At the time of the sale of the shares, Fiat, in order to hedge the above-mentioned risk implicit to the Exchangeable bonds, contemporaneously stipulated with the bank acquiring the shares a “Total Return Equity Swap” relating to the same number of General Motors shares. For additional details on this transaction refer to Note 3.

     Medium and long-term financial payables also include the 3 billion euros Mandatory Convertible facility stipulated in execution of the Framework Agreement, dated May 27, 2002, with Money Lending Banks (Capitalia, IntesaBCI, SanPaolo IMI and later Unicredito Italiano) for the purpose of providing the Fiat Group with the financial support it needs to implement its strategic and industrial plans. The facility was secured on September 24, 2002 from a syndicate of banks in which BNL, Monte dei Paschi di Siena, ABN Amro, BNP Paribas, Banco di Sicilia and Banca Toscana (hereinafter “the Banks”) also participated, mainly in substitution of already existing short-term credit lines. The main features of the Mandatory Convertible facility are as follows:

     •     The facility has a term of three years and expires on October 10, 2005. Moreover, Fiat may elect to repay the facility in cash at an earlier date, even partially, on a six-monthly basis on condition that, even after the repayment, its rating remains at least equal to the investment grade level. Any residual liability for principal will be repaid with ordinary shares of Fiat S.p.A., which the banks have agreed to underwrite and offer pre-emptively to all Fiat stockholders. The issue price per share will be the average of 15.5 euros and the average stock market price in the last three or six months, depending on the case, preceding the repayment date. The same formula will be applied in the event of an earlier expiration date.

     •     A capital stock increase should be approved at the expiration of the three-year term of the facility, for an amount equal to the outstanding balance of the facility which, under certain conditions, could become due at an earlier date.

     •     Conditions giving rise to an earlier expiration date of the facility include the occurrence of an event that creates a serious crisis for the company, such as the request for a court-appointed administrator or other proceedings of composition with creditors, a bankruptcy filing, or one of the causes of business dissolution set forth in Article 2448 of the Italian Civil Code. In addition, the Banks in the facility arrangement have the authority to demand early repayment of the entire amount of the facility in the following cases:

•	Fiat Group companies have not fulfilled their duty to repay liquid and current financial obligations of an aggregate amount of more than 1 billion euros;

•	the independent auditors have issued a negative opinion on the consolidated financial statements, unless new auditors, who must have accepted the assignment within 30 days, issue a favorable opinion no later than 60 days thereafter;

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     •       Fiat becomes the target of a take-over bid in accordance with Articles 106 and 107 of the Consolidated Law on Financial Intermediation.

     •       Lastly, the Banks also have the right but not the obligation to demand early repayment of a portion of the amount of the facility, up to a maximum of 2 billion euros, after 24 months have elapsed from the signing of the agreement (and, therefore, beginning from July 26, 2004), in the event that the Group’s debt is not rated “investment grade” by the least one of the leading international rating agencies and, after 18 months have elapsed from the signing of the agreement (January 26, 2004), in the event that the level of net and/or gross financial indebtedness (respectively in the definitions of “net financial position” and “Total financial liabilities” used by the Group and detailed in the Report on Operations) is more than 20% higher than the corresponding level established by the Financial Objectives stipulated in the facility agreement.

     •       The aforementioned Financial Objectives refer, in particular, to the reduction in net indebtedness to less than 3 billion euros by the date the Board of Directors approves the 2002 annual financial statements and the maintenance of that level until the expiration of the facility. Pursuant to the agreement, the proceeds generated from the transactions related to the sale of the investment in Italenergia Bis S.p.A. are also considered, including those connected with the Citigroup facility of 1,150 million euros, described below, and the financial effects arising from binding contracts for the sale of assets (investments, companies, plant and equipment, etc.), including those not yet executed. The agreement also states that gross indebtedness must be reduced by 12 billion euros, compared to March 31, 2002, by the date the Board of Directors approves the 2002 annual financial statements and must be maintained at less than 23.6 billion euros until the expiration of the facility.

     The Group has achieved the objective of reducing net indebtedness to 3 billion euros as stipulated in the agreement with the Banks. The objective of reducing the gross indebtedness to 23.6 billion euros is expected to be met upon the execution of the sale of 51% of Fidis Retail Italia to Capitalia, Banca Intesa, San Paolo-IMI and Unicredito, as established by contract.

     Moreover, Moody’s Investors Service, on December 23, 2002, and Fitch and Standard & Poor’s Rating Services, in March 2003, lowered their ratings of Fiat below “investment grade”. Accordingly, should this condition persist, and after 24 months have elapsed from the signing of the agreement in the event that at least one of the leading international rating agencies does not maintain the “investment grade” rating, the Banks will have the right but not the obligation to demand early repayment of the facility and proceed with the conversion of the debt into capital for an amount up to 2 billion euros.

     Also included in Medium and long-term payables is approximately 1,150 million euros of financing secured from Citigroup and a small group of banks that is guaranteed by the EDF put option (refer to EDF Put described in Note 3) held by the Fiat Group on its residual investment (24.6%) in Italenergia Bis.

     Financial payables secured by mortgages and other liens on property, plant and equipment amount to 1,447 million euros at December 31, 2002 (309 million euros at December 31, 2001). The increase of 1,138 million euros from the prior year is principally due to bank borrowings by Fiat Energia S.r.l. that are secured by Italenergia bis S.p.A. shares and warrants.

     At December 31, 2002, the Group has unused medium and long-term lines of credit available for approximately 3,700 million euros (4,500 million euros at December 31, 2001). The reduction is essentially due to the effects of the translation to Euro of the values of the credit lines in the original currencies.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(13)	Accrued expenses and deferred income

	At December 31,

	2002	2001

	(in millions of euros)
Commercial accrued expenses:
Accrued interest and commissions	54	76
Other	516	552

Total commercial accrued expenses	570	628

Commercial deferred income:
Interest	76	118
Other	853	753

Total commercial deferred income	929	871
Financial accrued expenses	785	797
Financial deferred income	1,135	2,057

Total Accrued expenses and deferred income	3,419	4,353

     Financial accrued expenses include interest expense on financial payables for the portion relating to the current year.

     Financial deferred income includes deferred interest income on the portfolio of the financial services companies.

(14)	Memorandum accounts

(i)	Guarantees granted

	At December 31,

	2002	2001

	(in millions of euros)
Guarantees granted
Unsecured guarantees
Suretyships:
On behalf of unconsolidated subsidiaries	—	26
On behalf of associated companies	22	29
On behalf of others	1,616	1,397

Total Suretyships	1,638	1,452
Guarantees of notes:
On behalf of others	315	229

Total Guarantees of notes	315	229
Other unsecured guarantees:
On behalf of unconsolidated subsidiaries	—	22
On behalf of associated companies	352	508
On behalf of others	3,021	2,939
Total Other unsecured guarantees	3,373	3,469

Total Unsecured guarantees	5,326	5,150
Secured guarantees:
On behalf of others	316	471

Total Secured guarantees	316	471

Total Guarantees granted	5,642	5,621

     At December 31, 2002 Guarantees granted by the Group totaled 5,642 million euros (5,621

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

million euros at December 31, 2001), detailed as follows:

     •       Suretyships total 1,638 million euros (1,452 million euros at December 31, 2001) and mostly guarantee the successful completion of contracts in progress;

     •       Other unsecured guarantees of 3,373 million euros (3,469 million euros at December 31, 2001) include commitments for receivables and bills discounted with recourse in the amount of 2,518 million euros (2,629 million euros at December 31, 2001). The receivables and bills discounted with recourse refer to trade receivables and other receivables for 2,505 million euros (2,473 million euros at December 31, 2001) and financial receivables for 13 million euros (156 million euros at December 31, 2001). The volume of receivables discounted with recourse in 2002 was 20,743 million euros (9,593 million euros in 2001).

     Although not included in the memorandum accounts, receivables and bills discounted by the Group without recourse having due dates beyond December 31, 2002 amounted to 13,794 million euros (in 2001, 13,372 million euros with due dates beyond December 31, 2001). Receivables and bills discounted without recourse refer to trade receivables and other receivables for 4,537 million euros (4,859 million euros at December 31, 2001) and financial receivables for 9,257 million euros (8,513 million euros at December 31, 2001). The discounting of financial receivables principally refers to securitization transactions involving accounts receivables from the final (retail) customers of the financial services companies. The accounting treatment for securitization transactions is disclosed in the accounting principles. The volume of receivables and bills discounted without recourse in 2002 was 30,502 million euros (29,593 million euros in 2001).

     In summary, the discounted receivables and bills at December 31, 2002 are as follows:

	At December 31, 2002			At December 31, 2001

	(in millions of euros)
	Trade			Trade
	Receivables and	Financial		Receivables and	Financial
	other receivables	Receivables	Total	other receivables	Receivables	Total

With recourse	2,505	13	2,518	2,473	156	2,629
Without recourse	4,537	9,257	13,794	4,859	8,513	13,372

     The Parent Company and certain of its subsidiaries are involved in various legal actions and disputes. However, the settlement of such actions and disputes should not give rise to significant losses or liabilities which have not already been set aside in specific risk reserves.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(ii)	Commitments

	At December 31,

	2002	2001

	(in millions of euros)
Commitments related to derivative financial instruments	38,535	53,171
Commitments to purchase property, plant and equipment	494	710
Commitments for contracts in progress	73	194
Other commitments	9,811	5,328

Total commitments	48,913	59,403

     Commitments amounted to 48,913 million euros at December 31, 2002 (59,403 million euros at December 31, 2001) and include derivative financial instruments of 38,535 million euros at December 31, 2002 (53,171 million euros at December 31, 2001).

     In particular, the following transactions exist at December 31, 2002 :

     •       contracts to hedge foreign exchange risks of 7,590 million euros (11,550 million euros at December 31, 2001);

     •       contracts to hedge interest rate exposure of 27,361 million euros (34,485 million euros at December 31, 2001);

     •       contracts for combined hedging of foreign exchange and interest rate risks of 2,480 million euros (7,136 million euros at December 31, 2001).

     •       equity swaps of 1,104 million euros (1,157 million dollars), entered into in conjunction with the sale of the General Motors shares for the purpose of managing the risk implicit in the Exchangeable bonds, described above, of an increase in the General Motors share price above the conversion price. For additional details on this derivative financial instrument refer to Note 3.

     The decrease in the nominal amount of the contracts compared to December 31, 2002 is due to the natural expiry of transactions during the year, to the decrease in total indebtedness and the different composition of indebtedness which resulted in the early closing of certain positions, as well as to foreign exchange effects deriving from the conversion into euros of transactions denominated in other currencies.

     These transactions, reflecting the notional principal amount, are not subject to risk that may derive from the non-fulfillment by the counterparties insofar as the contracts are entered into with several primary national and international financial institutions. Approximately 44% of the contracts outstanding at December 31, 2002 will expire during 2003 and the remainder in the period 2004-2021, of which 9% will expire after 2007. The consolidated statement of operations includes the effects both of the contracts that expired in 2002 and the accruals for the contracts expiring after December 31, 2002, as stated in the accounting policies.

     The Group’s financial policy attaches particular importance to the management and control of financial risks in that they can significantly impact profits. The Group has adopted a series of guidelines regarding the management of exchange rate and interest rate exposure. The Group’s policy allows derivative financial instruments to be used only for managing exchange and interest rate risks connected

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

to balance sheet flows and assets and liabilities, and not for speculative purposes.

     In 2002, foreign exchange risk management followed the aforementioned policy and maintained the character of selective risk management. The reduction in exchange exposure, substantially originating from the positive balance between exports and imports, was based on the expected trend in exchange rates and the need to hedge the exchange levels of reference without completely foregoing the benefits deriving from a favorable trend in the rates. Again this year, the management of exchange risks was based principally on a combination of currency options.

     In 2002, the management of interest rate exposure also followed the aforementioned guidelines which state that derivative financial instruments should be used to reach a fixed exposure level and minimize financing costs, and to ensure a correct matching of financing and investments by the financial services companies.

     The derivative financial instruments principally relate to foreign exchange forward contracts, currency swaps and currency options or, as regards interest rate risks, interest rate swaps, forward rate agreements and options on interest rates, as well as interest rate and currency swaps for the combined management of currency and interest rate risks.

     A comparison of the carrying values and the fair values of derivative financial instruments by contract type is set forth below:

	2002			2001

	Carrying			Carrying
	value	Fair value	Difference	value	Fair value	Difference

	(in millions of euros)
Foreign exchange risk management instruments	75	118	43	(38)	(34)	4
Interest rate risk management instruments	107	343	236	95	7	(88)
Foreign exchange and interest rate risk management instruments	99	84	(15)	(262)	(403)	(141)
Equity swap	—	23	23	—	—	—

Total	281	568	287	(205)	(430)	(225)

     The fair value of these derivative financial instruments was estimated based on year-end market prices for instruments with similar characteristics and maturities.

     The changes in the carrying values, year on year, are principally related to the trends in exchange rates which resulted in the strengthening of the Euro in comparison to the other principal currencies in which these instruments are denominated. Moreover, the fair values reflect the reduction in interest rate levels (principally euro) that resulted in a higher implicit value for instruments hedging fixed-rate issues.

     The difference between the “Carrying value” and “Fair Value” is mainly due to the accounting principles adopted for the valuation of the financial instruments designated as hedges. As disclosed in the Accounting Policies, it is not possible to completely adopt IAS 39 under current Italian law since all derivative financial instruments would have to be recorded at fair value in the financial statements, including those designated as hedges. The latter, instead, have been valued symmetrically with the underlying hedged item. Therefore, where the hedged item has not been adjusted to fair value in the financial statements, the hedging financial instruments have also not been adjusted. Similarly, where the hedged item has not yet been recorded in the financial statements (hedging of future flows), the valuation

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

of the hedging instrument at fair value has been postponed.

     At December 31, 2002, the integral adoption of IAS 39 would have had an effect on the balance sheet, on the one hand, for the adjustment of derivative financial instruments to arrive at fair value with a positive effect of 287 million euros (a negative effect of 225 million euros at December 31, 2001), and, on the other hand, for the adjustment of the hedged balance sheet items (mainly payables) with a net negative effect (due to the trend in interest rates) of 405 million euros (13 million euros at December 31, 2001) and, for the part relating to the hedging of future flows, a lower accumulated value of reserves in stockholders’ equity of 188 million euros (192 million euros at December 31, 2001), net of the amount set aside for deferred income taxes. As in the prior year, the integral adoption of IAS 39 would not have had any significant effect on the net result for the year.

     Other commitments amounted to 9,811 million euros at December 31, 2002 (5,328 million euros at December 31, 2001) and include commitments for execution of work of 7,718 million euros (3,728 million euros at December 31, 2001) under the contracts between Fiat S.p.A., as General Contractor, and Treno Alta Velocità T.A.V. S.p.A. for the design and construction of a high-speed railway lines between Bologna - Florence and Turin - Milan. The increase of 3,990 million euros compared to December 31, 2001 relates principally to the agreements reached during 2002 regarding the Turin-Novara sub-line. Fiat S.p.A. had assigned the design and construction of this work to the CAV.E.T. and CAV.TO.MI consortiums. As a guarantee of the contractual advances and the proper execution of the works, Fiat granted bank suretyships and insurance guarantees to TAV totaling 1,665 million euros. Similarly, as contractually required, the CAV.E.T. Consortium granted bank suretyships to Fiat of 612 million euros, whereas the CAV.TO.MI. Consortium paid cash collateral to Fiat of 250 million euros and granted bank suretyships to Fiat of 37 million euros, until such time as it secured on the market the necessary guarantees to be granted to Fiat totaling 989 million euros.

     In September 2000, the European Union issued Directive 2000/53/CE relative to end-of-life vehicles. This Directive, among other things, provides that, in the future, vehicle manufacturers will have to bear all, or a significant part of, the costs arising from the collection, treatment and recovery of end-of-life vehicles. The above Directive is currently being introduced into the national legislation of the individual member states and will be applicable for all vehicles placed on the market starting from July 2002; beginning January 2007, instead, all vehicles on the market will be covered, even those placed before July 2002. At the end of the year, in Europe, only Germany, Holland, Norway, Austria and Spain had introduced legislation implementing the Directive. In all of these countries, except Holland, vehicle manufactures are to organize a network for collecting and treating the end-of-life vehicles on the basis of commercial agreement between the manufacturers themselves and operators disposing of the vehicles. These agreements, besides adhering to the dictates of the European Directive, will serve to safeguard the manufacturers by guaranteeing a collection and treatment service for the end-of-life vehicles at zero cost. In Italy, a draft of the national law introducing the European Directive was approved by the Council of Ministers in March 2003 and provides, among other things, that manufacturers may elect to organize a network for the collection of the vehicles. Fiat Auto is presently committed to identifying and stipulating agreements with a network of operators, covering the entire national territory, that will guarantee the collection and treatment of end-of-life vehicles at zero cost to the manufacturer. Based on the above-reported elements, at this time, probable significant expenses to be borne by the Group have not been identified.

     Group assets held by third parties

     Group assets held by third parties amount to 20,757 million euros at December 31, 2002 (19,372

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

million euros at December 31, 2001), an increase of 1,385 million euros. They include securities deposited with banks and other financial institutions totaling 17,558 million euros (16,451 million euros at December 31, 2001). These securities are mostly owned by the insurance companies. This item also includes tangible fixed assets, products and goods of some Automobiles, Agricultural and Construction Equipment and Commercial Vehicle Sectors held by outside suppliers for processing, which totaled 3,199 million euros (2,921 million euros at December 31, 2001).

(15)	Value of production

(i)	Revenues from sales and services and Change in contract work in progress

     Revenues from sales and services and Change in contract work in progress amounted to 55,649 million euros in 2002, compared to 58,006 million euros in 2001. They include revenues from sales and services of 55,427 million euros (57,575 million euros in 2001) and the change in contract work in progress of 222 million euros (431 million euros in 2001).

     The Fiat Group is subdivided into business sectors and operates in various geographical areas. The distribution by business sector of Revenues from sales and services and Change in contract work in progress (net of intra-Group transactions) is as follows:

	2002	2001	2000

	(in millions of euros)
Revenues from sales and services and Change in contract work in progress by operating sector
Automobiles	21,908	24,177	25,015
Agricultural and Construction Equipment	10,502	10,762	10,753
Commercial Vehicles	8,816	8,120	8,112
Ferrari (*)	1,194	1,040	881
Components	2,085	2,438	2,495
Production Systems	1,763	1,510	1,666
Metallurgical Products	1,411	1,429	1,420
Aviation	1,532	1,632	1,482
Insurance	4,834	5,369	4,353
Services (**)	1,005	762	n.a.
Publishing and Communications	346	334	343
Other companies (***)	253	433	1,035

Total Revenues from sales and services and Change in contract work in progress	55,649	58,006	57,555

(*)	The Ferrari Sector figures are presented separately beginning from 2002. The corresponding figures in 2001 and 2000, previously included under “Other companies”, were consequently reclassified.

(**)	The results of the companies grouped under the Services Sector, were included under “Other companies” in 2000.

(***)	“Other companies” also include the revenues of the Rolling Stock and Railway Systems Sector which was deconsolidated from the Group financial statements as from August 1, 2000.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     Net revenues by area of destination may be analyzed as follows:

	2002	2001	2000

	(in millions of euros)
Revenues from sales and services and change in contract work in progress by destination
Italy	20,120	19,954	19,023
Europe (excluding Italy)	21,072	22,541	22,853
North America	7,411	7,531	7,472
Mercosur	3,268	4,221	4,483
Other areas	3,778	3,759	3,724

Total Revenues from sales and services and change in contract work in progress	55,649	58,006	57,555

(ii)	Other income and revenues

	2002	2001	2000

	(in millions of euros)
Revenue grants	47	79	43
Capital gains	290	383	438
Prior period income	518	476	620
Investment grants	114	93	123
Other income	1,183	1,214	1,195

Total Other income and revenues	2,152	2,245	2,419

     Capital gains from the sale of fixed assets of 290 million euros (383 million euros in 2001) mainly relate to disposals of non-strategic activities as a consequence of the policy to reduce invested capital. The gains realized on the sale of non-strategic buildings total 159 million euros (287 million euros in 2001).

     Other income includes sundry income which cannot be classified as Revenues from sales and services. The caption includes royalties, refunds of customs and export duties, miscellaneous cost recoveries, as well as rental and other building income of the insurance companies of 40 million euros in 2002 (54 million euros in 2001).

(16)	Costs of production

     Costs of production amount to 58,854 million euros (61,009 million euros in 2001), a decrease of 3.5% compared to 2001. The main components of this item and the changes that occurred during the period can be described as follows:

(i)	Raw materials, supplies and merchandise

     Raw materials, supplies and merchandise amount to 30,289 million euros, a decrease of 3.1% compared to 2001. The total is equal to 54.4% of revenues (53.9% in 2001).

(ii)	Services

     Services amount to 9,890 million euros, an increase of 0.6% compared to 2001. This amount is

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

equal to 17.8% of revenues (17% in 2001). Services include advertising costs, external information technology and telecommunication service costs, external maintenance costs and transportation costs.

(iii)	Personnel

     Personnel costs consist of the following:

	2002	2001	2000

	(in millions of euros)
Salaries and wages	5,457	5,862	6,140
Social security contributions	1,365	1,551	1,710
Employees severance indemnities	256	315	353
Employees pensions and similar obligations	100	122	139
Other costs	376	319	353

Total Personnel costs	7,554	8,169	8,695

     Personnel costs amount to 7,554 million euros in 2002, a decrease of 7.5% compared to 2001, mostly due to the effects of the change in the scope of consolidation. Personnel costs are equal to 13.6% of revenues (14.1% in 2001).

     An analysis of the average number of employees by category is provided as follows:

	At December 31,

	2002			2001			2000

		Companies			Companies			Companies
	Companies	consolidated by		Companies	consolidated by		Companies	consolidated by
	consolidated	the proportional		consolidated	the proportional		consolidated	the proportional
	on a line-by-line	integration		on a line-by-line	integration		on a line-by-line	integration
	basis	method	Total	basis	method	Total	basis	method	Total

				(in millions of euros)
Average number of employees
Managers	3,483	2	3,485	3,500	39	3,539	3,981	34	4,015
White-collar	67,487	114	67,601	69,299	1,823	71,122	73,977	2,333	76,310
Blue-collar	118,999	320	119,319	135,945	3,566	139,511	144,438	5,781	150,219

Total	189,969	436	190,405	208,744	5,428	214,172	222,396	8,148	230,544

     The average number of employees in 2002 is equal to 190,405, a decrease of 23,767 employees compared to 2001. That reduction is in part due to employees who left the Group, also in connection with employee reduction plans, and in part to the sale of the Aluminum Business Unit of Teksid and the Electronic Systems and After Market Business Units of Magneti Marelli, partially offset by the line-by-line consolidation of the Irisbus Business Unit of Iveco and of Kobelco Construction Machinery America LLC of the Agricultural and Construction Equipment Sector.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(iv)	Provisions for risks and other accruals

     This balance mainly refers to provisions for risks and other accruals of 1,138 million euros in 2002 (1,038 million euros in 2001) which relate to adjustments made to the vehicle warranty reserve for 435 million euros (417 million euros in 2001), mainly in the Automotive Sectors, and to other reserves connected with industrial risks for 703 million euros (621 million euros in 2001).

(v)	Other operating costs

	2002	2001	2000

	(in millions of euros)
Loss on sale of fixed assets	86	137	82
Prior period expenses	297	198	179
Indirect and other taxes	229	260	287
Sundry expenses	692	714	910

Total Other operating costs	1,304	1,309	1,458

(vi)	Insurance claims and other insurance costs

     Insurance claims and other insurance costs amount to 4,045 million euros in 2002 (4,690 million euros in 2001). The decrease compared to 2001 of 13.8% reflects a lower volume of insurance premiums, mainly for life insurance.

(17)	Financial income and expenses

	(i)	Investment income

	2002	2001	2000

	(in millions of euros)
Dividends	103	102	79
Tax credit on dividends	22	112	130
Gain on sale of investments classified in current assets	31	50	169

Total Investment income	156	264	378

     Investment income includes income from unconsolidated subsidiaries of 4 million euros (79 million euros in 2001), from associated companies of 1 million euros (1 million euros in 2001) and from other companies of 151 million euros (184 million euros in 2001).

     Dividends were mainly received from minority investments valued at cost. They include dividends received on General Motors shares of 68 million euros (72 million euros in 2001).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     The Gain on sale of investments classified in current assets decreased by 19 million euros compared to 2001 and refers to trading, conducted primarily by the insurance companies, which was affected by the fall in stock market prices.

(ii)	Other financial income

     The following analysis of “Other financial income” and “Interest and other financial expenses” present the amounts shown in the related captions on the statement of operations and also the amounts of income and expenses of the Group’s financial companies presented in the captions on the statement of operations under “Revenues from sales and services” and “Interest and other expenses of financial services companies”, respectively. The last line in the table shows “Other financial income” and “Interest and other financial expenses” as shown on the statement of operations, excluding the financial activities.

	2002	2001	2000

	(in millions of euros)
Other financial income from:
Receivables from others held as fixed assets	2	2	5
Securities held as fixed assets other than equity investments	156	253	203
Securities held as current assets other than equity investments	147	301	96
Other income from:
unconsolidated subsidiaries	25	11	22
associated companies	38	22	17
others:
bank and other interest	494	302	349
customer interest and lease income	2,010	2,154	1,976
discounts and other income	124	284	233
income from derivative financial instruments	1,373	1,075	802
Total from others	4,001	3,815	3,360

Total Other income	4,064	3,848	3,399

Total Other financial income	4,369	4,404	3,703

of which:
Other financial income excluding financial services companies	2,219	2,188	1,655

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(iii)	Interest and other financial expenses

	2002	2001	2000

	(in millions of euros)
Interest and other financial expenses from:
Unconsolidated subsidiaries	2	3	5
Associated companies	2	10	14
Others:
Bond interest	769	625	457
Bank interest	656	799	684
Interest on trade and other payables	71	63	45
Interest on notes payable	106	202	250
Interest on other financial payables	540	343	409
Discounts and other expenses	635	511	580
Expenses from derivative financial instruments	1,225	1,255	1,126
Loss on sale of securities	44	78	54
Foreign exchange losses, net	111	147	9

Total interest and other financial expenses-others	4,157	4,023	3,614

Total Interest and other financial expenses	4,161	4,036	3,633

of which:
Interest and other financial expenses, excluding financial services companies	3,046	3,132	2,650

     Other financial income of 4,369 million euros in 2002 (4,404 million euros in 2001), when shown net of Interest and other financial expenses of 4,161 million euros (4,036 million euros in 2001) results in a net positive balance of 208 million euros (368 million euros in 2001). The decrease in the net balance of 160 million euros derives from lower interest income from customers and leasing income of 144 million euros, higher costs related to discounted receivables and bills of 10 million euros and changes in the mix of interest income and expenses of 6 million euros.

     Foreign exchange losses, net, of 111 million euros (foreign exchange losses, net, of 147 million euros in 2001), represent the balance between foreign exchange gains of 2,446 million euros in 2002 (1,535 million euros in 2001) and foreign exchange losses of 2,557 million euros in 2002 (1,682 million euros in 2001).

     Loss on sale of securities (44 million euros) in 2002 includes the loss of 24 million euros on sales of investments not held as fixed assets.

     Discounts and other expenses includes receivables discounting and securitization expenses of 261 million euros in 2002 (251 million euros in 2001).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(18)	Adjustments to financial assets

	2002	2001	2000

	(in millions of euros)
Revaluations:
Equity investments	68	204	206
Financial fixed assets other than equity investments	—	38	41
Securities in current assets other than equity investments	7	12	6

Total Revaluations	75	254	253
Writedowns:
Equity investments	809	577	280
Financial fixed assets other than equity investments	84	128	43
Securities in current assets other than equity investments	45	28	25
Financial receivables	18	15	7

Total Writedowns	956	748	355

Total Adjustments to financial assets	(881)	(494)	(102)

     Revaluations and Writedowns of equity investments also include the share of the net income and losses of companies accounted for using the equity method.

     Revaluations of equity investments of 68 million euros in 2002 include the share of the earnings of the following companies (in millions of euros): other companies of CNH Global N.V. 33, companies in the Automobiles Sector 15, other companies 20.

     Revaluations of equity investments of 204 million euros in 2001 included the share of the earnings of the following companies (in millions of euros): BUC – Banca Unione di Credito 33, Leasys S.p.A. 22, Europ Assistance Holding S.A. 8, other companies of CNH Global N.V. 24, investments in insurance companies 59, other companies 58.

     Writedowns of equity investments of 809 million euros in 2002 (577 million euros in 2001) include the share of the losses deriving from valuations using the equity method as well as the permanent impairments in value on companies valued at cost, for the following companies (in millions of euros): Italenergia Bis S.p.A. 211 (34 in 2001 for Italenergia S.p.A.), Capitalia S.p.A. 124 (revaluation of 21 in 2001 for Banca di Roma S.p.A.), Atlanet S.p.A. 31 (21 in 2001), Holding di Partecipazioni Industriali – H.d.P. S.p.A. 15 (23 in 2001), other companies of CNH Global N.V. 5 (32 in 2001), companies in the Automobiles Sector operating in Turkey and in Thailand 27 (33 in 2001), companies in the Automobiles Sector operating in China 5 (15 in 2001), other companies in the Automobiles Sector 49 (30 in 2001), investments in insurance companies 198 (313 in 2001), Lingotto S.p.A. 30, Trucks & Bus Company 17, and other companies 97 (76 in 2001).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(19)	Extraordinary income and expenses

	2002	2001	2000

	(in millions of euros)
Extraordinary income:
Gains on disposals of investments and other fixed assets	1,081	1,515	2,524
Other income:
Prior period income	8	51	7
Other income	146	79	226

Total other income	154	130	233

Total Extraordinary income	1,235	1,645	2,757

Extraordinary expenses:
Losses on disposals of investments and other fixed assets	(1,239)	(56)	(30)
Taxes related to prior years	(79)	(18)	(5)
Other expenses:
Extraordinary provisions to reserves	(980)	(483)	(1,106)
Other extraordinary expenses	(1,400)	(713)	(695)
Prior period expenses	(40)	(16)	(7)

Total Other expenses	(2,420)	(1,212)	(1,808)

Total Extraordinary expenses	(3,738)	(1,286)	(1,843)

Total Extraordinary income and expenses	(2,503)	359	914

     Gains on disposals of investments and other fixed assets amount to 1,081 million euros in 2002 (1,515 million euros in 2001). They include the gains on the following sales (in millions of euros): sale of 34% of Ferrari S.p.A. 714 (671 net of the costs associated with the transaction, classified as extraordinary expenses), sale of the After Market business of Magneti Marelli 26, sale of 14% of Italenergia Bis S.p.A. 189, sale of the investment in Europ Assistance Holding S.A. 83, sale of 50% of Targasys S.r.l. a S.U. 36, sale of the residual stock of Sinport Sinergie Portuali S.p.A. 14 and sales of other minor investments 19.

     In 2001, Gains on disposals of investments and other fixed assets amounted to 1,515 million euros. They included the gains on the following sales (in millions of euros): Fenice S.p.A. 481, contribution of Fiat Energia S.p.A. to Italenergia S.p.A. 255, sale of the residual FiatAvio Power Services S.p.A. business 17, Climate Control Systems Division of Magneti Marelli 329, sale of ITS and GSA business to set up the Global Value joint venture 165, contribution of the Savarent business to Leasys S.p.A. 71, the remaining 49% stake in Alstom Ferroviaria — formerly Fiat Ferroviaria 107, Banca di Roma S.p.A. stock 20, H.d.P. S.p.A. stock 16, Denso Manufacturing Italia S.p.A. 13, Sinport Sinergie Portuali S.p.A. stock 8 and other minor investments 33.

     Other extraordinary income of 146 million euros (79 million euros in 2001) refers to nonrecurring income of the individual companies of the Group mainly for the release of reserves, extraordinary in nature, that proved in excess of requirements.

     Losses on disposals of investments and other fixed assets amount to 1,239 million euros in 2002 (56 million euros in 2001). They include losses on the following sales (in millions of euros): sale of General Motors shares 1,049, sale of the Aluminum Business Unit of Teksid 24 (100 including the net provisions and expenses associated with the sale, classified as extraordinary expenses), sale of the Electronic Systems Business Unit of Magneti Marelli 150 (of which 36 arose at the time of sale and 114 from post-sales price adjustments and later settlement agreements), sale of Viasat S.p.A. 3 and others 13.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     Taxes related to prior years amount to 79 million euros in 2002 (18 million euros in 2001) and include 56 million euros for tax amnesty costs estimated by the companies operating in Italy.

     Other extraordinary expenses of 2,420 million euros in 2002 (1,212 million euros in 2001) include principally expenses and provisions for risks in relation to corporate restructuring transactions of 1,026 million euros, other extraordinary writedowns of assets on the basis of changes in the market prospects and the consequent new business plans of 216 million euros and on the basis of the estimated realizable value indicated in the subsequently signed agreement for the sale of the Fraikin business of 210 million euros. They also include additional extraordinary expenses and provisions for future risks and charges totaling 968 million euros, of which the most significant are: expenses and provisions recorded for impairment losses on the value of investments in the telecommunications sector (95 million euros), those recorded in respect of the sales contract for the Aluminum Business Unit of Teksid (76 million euros), and those related to the incidental charges associated with the sale of Ferrari S.p.A. (43 million euros).

     Other extraordinary expenses are divided by Business Sector as follows (in millions of euros): Automobiles 853 (616 in 2001), Commercial Vehicles 466 (235 in 2001), Metallurgical Products 149 (80 in 2001), Components 363 (87 in 2001), Production Systems 144 (30 in 2001), Services 202 (101 in 2001) and Other Sectors and Companies 243 (63 in 2001).

(20)	Income taxes

     Income taxes recorded in the consolidated statement of operations in 2002, 2001 and 2000 are as follows:

	2002	2001	2000

	(in millions of euros)
Current taxes :
IRAP	141	156	203
Other taxes	192	652	796

Total current taxes	333	808	999
Deferred taxes	(887)	(514)	(527)

Total Income taxes	(554)	294	472

     Income taxes paid by the Group in 2002 and 2001 approximately amounted to 660 million euros and 747 million euros, respectively.

     The reconciliation between the tax charge recorded in the consolidated financial statements and the theoretical tax charge, calculated on the basis of the theoretical tax rates in effect in Italy, is the following:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

	2002	2001	2000

	(in millions of euros)
Theoretical income taxes	(1,734)	(207)	365
Utilization of tax loss carryforwards	(47)	(66)	(73)
Tax effect of permanent differences	(325)	(117)	(376)
Tax effect of difference between foreign tax rates and theoretical Italian tax rates	13	76	32
Deferred tax assets not provided	1,361	544	337
Other differences	37	(92)	(16)

Income taxes recorded in financial statements excluding IRAP (current and deferred income taxes)	(695)	138	269
IRAP	141	156	203

Income taxes recorded in financial statements (current and deferred income taxes)	(554)	294	472

     In order to render the reconciliation between income taxes recorded in the financial statements and theoretical income taxes more meaningful, beginning from 2002 the IRAP tax is not taken into consideration. Since the IRAP tax has a taxable basis that is different from income before taxes, it generates distortions between one year and another. Accordingly, the theoretical income taxes were determined applying only the 36% (IRPEG) tax rate in effect in Italy to the income before taxes. The amounts for 2001 and 2000 were consequently reclassified.

     In 2002 and 2001, as a result of the loss reported by the Group, the effective tax rate is not significant.

     With reference to the above reconciliation, the permanent differences include the tax effect on exempt income of 356 million euros (279 million euros in 2001) and on net nondeductible costs of 1,276 million euros in 2002 (162 million euros in 2001).

     In 2002, Other differences include income subject to subsidized taxation of -31 million euros (-118 million euros in 2001) and the relative effect of the expected lower tax rate on the deferred taxes of Italian companies, valued at 62 million euros.

(21)	Other information

	(i)	Assets by geographical area

	2002	2001	2000

	(in millions of euros)
Europe	75,254	76,039	70,629
North America	12,013	15,353	15,584
Mercosur	3,451	6,939	7,312
Other areas	1,803	2,418	2,230

Total Assets	92,521	100,749	95,755

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(ii)	Capital expenditures by geographical area

	2002	2001	2000

	(in millions of euros)
Europe	2,225	2,545	2,412
North America	313	555	374
Mercosur	150	249	371
Other areas	83	89	79

Total Capital expenditures	2,771	3,438	3,236

(iii)	Operating income by geographical area

     The following analysis of operating income by geographical area excludes the operating income of the Group’s insurance companies for which operating profit is not an appropriate measurement of results.

	2002	2001	2000

	(in millions of euros)
Europe	(1,136)	52	873
North America	(118)	15	(325)
Mercosur	260	176	175
Other areas	89	8	196

Total Industrial and financial activities	(905)	251	919
Insurance activities	143	67	(64)

Total Operating income	(762)	318	855

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     (iv)     Other segment information

				Other
		Agricultural and		Automotive		Other	Other
		Construction	Commercial	Related		Diversified	Companies(**)
	Automobiles	Equipment	Vehicles	Activities(***)	Insurance	Sectors	and Eliminations	Consolidation

	(in millions of euros)
2002
Net sales and revenues:
Third parties	21,908	10,502	8,816	6,453	4,834	2,883	253	55,649
Intersegment (*)	239	11	320	1,902	82	976	(3,530)	—

Total	22,147	10,513	9,136	8,355	4,916	3,859	(3,277)	55,649

Operating income (loss)	(1,343)	163	102	(20)	147	280	(91)	(762)
Depreciation and amortization	959	541	424	424	47	119	100	2,614
Capital expenditures	1,116	431	587	422	14	147	54	2,771

Total Assets	30,026	14,434	10,846	9,269	19,041	6,534	2,371	92,521

2001
Net sales and revenues:
Third parties	24,177	10,762	8,120	6,417	5,369	2,728	433	58,006
Intersegment (*)	263	15	530	2,684	92	1,060	(4,644)	—

Total	24,440	10,777	8,650	9,101	5,461	3,788	(4,211)	58,006

Operating income (loss)	(549)	209	271	63	68	257	(1)	318
Depreciation and amortization	1,150	553	410	455	47	165	100	2,880
Capital expenditures	1,331	615	718	554	29	79	112	3,438

Total Assets	33,488	18,228	10,005	11,868	18,326	6,558	2,276	100,749

2000
Net sales and revenues:
Third parties	25,015	10,753	8,112	6,462	4,353	1,825	1,035	57,555
Intersegment (*)	346	17	499	3,195	10	20	(4,087)	—

Total	25,361	10,770	8,611	9,657	4,363	1,845	(3,052)	57,555

Operating income (loss)	44	45	489	288	(56)	153	(108)	855
Depreciation and amortization	1,331	562	423	441	30	96	169	3,052
Capital expenditures	1,412	447	656	501	24	53	143	3,236

Total Assets	35,090	18,170	8,809	11,205	14,199	2,933	5,349	95,755

(*)	Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

(**)	The operating income (loss) of “Other Companies” amounts to -105 million euros in 2002, -95 million euros in 2001 and 32 million euros in 2000.

(***)	Other Automotive related activities include aggregate information for the Ferrari, Components, Production Systems and Metallurgical Products Sectors. From 2002 the data shown includes the values of the Ferrari Sector, previously included in the column “Other companies and eliminations”. The amounts relating to 2001 and 2000 were reclassified on a consistent basis.

     (v)     Research and development expenses

     Each year significant expenditures are borne by the Group for research and development programs that generally cover a period of several years and which are charged to income in the year incurred.

     In 2002 and 2001, direct research and development expenses were 1,748 million euros and 1,817 million euros, respectively. For some projects, the Group has applied for financing to the Italian government and the European Community under related legislation.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     At the end of 2002, applications for R&D incentives on multiyear projects with estimated expenditures of approximately 1,033 million euros (an amount which also includes projects for which the balance of incentives was obtained in the same year) were made to the above authorities for 167 million euros in low-rate loans and 436 million euros in grants, which will also give rise to the receipt of incentives over the next few years. The amounts received during 2002 were 13 million euros in low-rate loans and 66 million euros in grants. Of this amount, a cumulative total of 48 million euros in low-rate loans and 134 million euros in grants had been received by December 31, 2002.

     The average interest rate on financing received for research and innovation at December 31, 2002 was 2.5% (2.5% for outstanding financing at December 31, 2001).

     (vi)     Maintenance costs

     Maintenance costs charged to income in 2002 and 2001 amounted to 556 million euros and 696 million euros, respectively.

     (vii)     Advertising costs

     Advertising costs charged to income in 2002 and 2001 amounted to 1,106 million euros and 1,185 million euros, respectively.

(22)	Translation of foreign financial statements

     The principal exchange rates used in 2002, 2001 and 2000 to translate the foreign currency financial statements into Euros were:

	2002 Average	At 12/31/2002	2001 Average	At 12/31/2001	2000 Average	At 12/31/2000

U.S. dollar	0.944	1.049	0.896	0.881	0.924	0.931
British pound	0.628	0.651	0.622	0.608	0.610	0.624
Swiss franc	1.467	1.452	1.511	1.483	1.558	1.523
Polish zloty	3.854	4.020	3.677	3.522	4.012	3.854
Brazilian real	2.765	3.705	2.106	2.045	1.690	1.819
Argentine peso	2.957	3.534	0.895	1.472	0.924	0.929

     Amounts stated in dollars refer to U.S. dollars and, unless otherwise indicated, have been translated from euros at an assumed rate of U.S. dollars 1.0485 = euro 1, which is the noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes on December 31, 2002. The translation into U.S. dollars has been made solely for convenience and should not be construed as representations that the euro amounts actually could have been converted into U.S. dollars at the rate indicated.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

(23)	Emoluments to Directors and Statutory Auditors

	At December 31,

	2002			2001

	Fiat S.p.A.	Subsidiaries	Total	Fiat S.p.A.	Subsidiaries	Total

	(in thousands of euros)
Directors	29,483	87	29,570	5,795	228	6,023
Statutory Auditors	145	268	413	145	189	334

Total Emoluments	29,628	355	29,983	5,940	417	6,357

     This refers to the emoluments due to Directors and Statutory Auditors of Fiat S.p.A. to carry out these functions also in the other companies included in consolidation. The emoluments to the Directors of Fiat S.p.A. include 20,053 thousand euros as a severance indemnity to Mr. Cantarella, who stepped down from the post of Chief Executive Officer on June 10, 2002, of which 9,296 thousand euros will be paid over 20 years.

(24)	Reconciliation to Generally Accepted Accounting Principles in the United States

     The consolidated financial statements of the Fiat Group are prepared in accordance with the accounting policies described above in the notes entitled “Form and content of the consolidated financial statements” and “Principles of consolidation and significant accounting policies” (hereinafter also referred to as collectively “Italian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences and their effect on consolidated net income and stockholders’ equity are set out below.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     (i)     Net income (Loss)

			Years ended December 31,

	Note 24
	Reference		2002	2002	2001	2000

			(in millions of
			U.S. Dollars) (*)
			(note 22)	(in millions of euros) (*)
Net income (loss) as reported in the consolidated statements of operations			(4,139)	(3,948)	(445)	664
Items increasing (decreasing) reported net income (loss), net of the effects of minority interest:
Reversal of depreciation of revalued property, plant and equipment	(d	)	7	7	18	12
Capital gains on the sale of revalued property, plant and equipment	(d	)	46	44	40	78
Amortization of goodwill	(e	)	—	—	(46)	(55)
Difference of amortization period of Case goodwill	(e	)	—	—	52	37
Elimination of goodwill amortization	(e	)	266	254	—	—
Impairment of goodwill	(e	)	130	124	—	—
Difference in gains/losses on disposal of investments in subsidiaries	(f	)	(65)	(62)	—	31
Deferred revenue recognition	(h	)	(80)	(77)	(164)	—
Accounting for Italenergia	(h	)	(206)	(197)	30	—
Deferral of gain on real estate sale-leaseback transactions	(i	)	10	10	(47)	3
Write-off of start up costs, net of effect of amortization	(j	)	(51)	(49)	(47)	61
Adjustments to financial instruments	(k	)	375	358	—	(358)
Accounting for derivative instruments and hedging activities	(k	)	68	65	(4)	—
Difference in accounting for postretirement benefits	(m	)	1	1	(24)	(24)
Accounting for pensions	(m	)	(9)	(9)	(8)	(1)
Adjustments to restructuring provisions	(n	)	88	84	(172)	443
Accounting for deferred income taxes	(o	)	65	62	(72)	(48)
Treasury stock transactions	(p	)	112	107	9	2
Insurance reserves	(q	)	(3)	(3)	—	—
Other accounting differences	(r	)	(18)	(17)	43	35

Approximate net income (loss) in accordance with U.S. GAAP, before cumulative effect of change in accounting principle, except as permitted by Item 18			(3,403)	(3,246)	(837)	880
Cumulative effect of change in accounting principle, net of tax	(d	)	(614)	(586)	—	—

Approximate net income (loss) in accordance with U.S. GAAP, except as permitted by Item 18			(4,017)	(3,832)	(837)	880

Earnings per Ordinary and Preference share amounts in accordance with U.S. GAAP:	(a	)
Basic and diluted EPS – per Ordinary and Preference share amounts in
accordance with U.S. GAAP before change in accounting principles			(6.01)	(5.73)	(1.56)	1.58
Basic and diluted EPS – per Ordinary and Preference share amounts in
accordance with U.S. GAAP			(7.09)	(6.76)	(1.56)	1.58
Earnings per Saving share amounts in accordance with U.S. GAAP:
Basic EPS and diluted – per Saving share amounts in accordance with
U.S. GAAP before change in accounting principles			(6.01)	(5.73)	(1.41)	1.74
Basic EPS and diluted – per Saving share amounts in accordance with
U.S. GAAP			(7.09)	(6.76)	(1.41)	1.74

(*) Except per share data, which is in Euros and Dollars.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     (ii)     Stockholders’ equity

	Note 24		At December 31,	At December 31,
	Reference		2002	2002	2001

			(in millions of
			U.S. Dollars)
			(note 22)	{(in millions of euros)
Stockholders’ equity as reported in the
consolidated balance sheets			8,011	7,641	12,170
Items increasing (decreasing) stockholders’ equity:
Elimination of revaluation of fixed assets	(d	)	(263)	(251)	(322)
Reinstatement of goodwill previously written-off	(e	)	792	756	826
Difference of amortization period of Case goodwill	(e	)	102	97	96
Elimination of goodwill amortization	(e	)	249	238	—
Impairment of goodwill	(e	)	(434)	(414)	—
Accounting for Case acquisition	(g	)	(35)	(33)	(39)
Deferred revenue recognition	(h	)	(273)	(260)	(164)
Accounting for Italenergia	(h	)	(202)	(193)	30
Deferral of gain on real estate sale-leaseback transactions	(i	)	(110)	(105)	(119)
Write-off of start up costs	(j	)	(228)	(218)	(179)
Adjustments to financial instruments	(k	)	(257)	(245)	(637)
Accounting for derivatives instruments and hedging
activities	(k	)	(139)	(133)	(212)
Difference in accounting for post-retirement benefits	(m	)	19	18	21
Accounting for pensions	(m	)	(529)	(505)	(111)
Adjustments to restructuring provisions	(n	)	362	345	296
Accounting for deferred income taxes	(o	)	(5)	(5)	(107)
Treasury stock recorded as an asset	(p	)	(265)	(253)	(282)
Insurance reserves	(q	)	335	320	—
Other accounting differences	(r	)	(111)	(106)	(44)

Approximate stockholders’ equity in accordance
with U.S. GAAP, except as permitted by Item 18			7,019	6,694	11,223

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     (iii)     Changes in U.S. GAAP stockholders’ equity for the years ended December 31, 2002, 2001 and 2000

				Accumulated other comprehensive income (loss)

			Retained	Cumulative	Available	Derivative	Minimum
		Additional paid-in	earnings	translation	for sale	financial	pension	Treasury
	Capital stock	capital	and reserves	adjustment	securities	instruments	liability	stock	Total

	(in millions of euros)
Balance at December 31, 1999	2,753	2,619	7,611	264	103	—	—	(27)	13,323

Net income	—	—	880	—	—	—	—	—	880
Other comprehensive income (loss)	—	—	—	125	(316)	—	1	—	(190)

Total comprehensive income									690
Changes in treasury stock	—	—	—	—	—	—	—	(23)	(23)
Dividends	—	—	(352)	—	—	—	—	—	(352)
Other	—	—	(124)	—	—	—	—	—	(124)
Balance at December 31, 2000	2,753	2,619	8,015	389	(213)	—	1	(50)	13,514

Net income	—	—	(837)	—	—	—	—	—	(837)
Other comprehensive income (loss)	—	—	—	(367)	(143)	(192)	(111)	—	(813)

Total comprehensive income									(1,650)
Changes in treasury stock	—	—	—	—	—	—	—	(232)	(232)
Dividends	—	—	(352)	—	—	—	—	—	(352)
Other	—	—	(57)	—	—	—	—	—	(57)
Balance at December 31, 2001	2,753	2,619	6,769	22	(356)	(192)	(110)	(282)	11,223

Net income	—	—	(3,832)	—	—	—	—	—	(3,832)
Other comprehensive income (loss)	—	—	—	(1,339)	130	(15)	(330)	—	(1,554)

Total comprehensive income									(5,386)
Changes in treasury stock	—	—	—	—	—	—	—	29	29
Capital stock increase	329	691	—	—	—	—	—	—	1,020
Dividends	—	—	(198)	—	—	—	—	—	(198)
Other	—	—	6	—	—	—	—	—	6
Balance at December 31, 2002	3,082	3,310	2,745	(1,317)	(226)	(207)	(440)	(253)	6,694

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     Comments on the above and other differences between the Group’s accounting policies and U.S. GAAP are as follows:

     (a)  Earnings per share - The approximate net income (loss) per share amounts in accordance with U.S. GAAP (basic and diluted) for each of the years ended December 31, 2002, 2001 and 2000 have been calculated in accordance with the provisions of SFAS No. 128, “Earnings per Share” (“SFAS No. 128” and “EPS”), using the method for two-class ordinary shares and participating securities, as prescribed therein. Under this method both for the basic and the diluted earnings per share computation, net income (loss) remaining after dividends allocated to ordinary, preference and savings shares was allocated equally to the aggregate weighted average number of ordinary, preference and savings shares outstanding. For the basic EPS calculation, the weighted average number of outstanding shares was approximately 566 million in 2002, 542 million in 2001 and 549 million in 2000. The considerations for diluted earnings per share are discussed below. No dividends have been allocated to ordinary, preference and savings shares in 2002; aggregate dividends for the purpose of EPS calculation were approximately 180 million euros in 2001 and 352 million euros in 2000.

     SFAS No. 128 requires the presentation of both basic and diluted earnings per share. Due to the limited number of stock options outstanding and to the Fiat stock market price during the year ended December 31, 2000, the dilutive effect of stock options calculated using the treasury stock method has resulted in diluted earnings per share data being the same as basic earnings per share amounts for that year. As a result of net losses for the years ended December 31, 2002 and 2001, any effect would reduce the loss per share; therefore, diluted EPS is reported as equal to basic EPS.

     (b)  Estimates - The preparation of financial statements in conformity with U.S. GAAP requires explicit statement of the fact that, as under Italian GAAP, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

     (c)  Translation of financial statements of subsidiaries operating in highly inflationary economies - The financial statements of the subsidiaries operating in highly inflationary economies have been adjusted in accordance with inflation accounting procedures (consistent with IAS No. 29, “Financial Reporting in Hyperinflationary Economies”), restating historical costs on the basis of indices deemed representative of the real change in the purchasing power of the local currencies; consistent with this procedure, the financial statements thus restated are translated into the Group’s reporting currency at year-end exchange rates. Economies are defined as being highly inflationary when cumulative inflation exceeds 100% over the latest three-year period. The Group’s inflation accounting policy and procedures differ from the U.S. GAAP requirements of SFAS No. 52, “Foreign Currency Translation” with respect to the translation of financial statements of entities operating in highly inflationary economies. Under U.S. GAAP, the translation of financial statements of subsidiaries operating in highly inflationary economies is based on local currency financial statements on a historical cost basis after reversing all adjustments made to take account of inflation. These financial statements are then translated into the Group’s reporting currency by applying historical exchange rates to non-monetary items and current exchange rates to monetary items. All exchange adjustments arising in this remeasurement process are recorded in income.

     As permitted by Item 18 of Form 20-F, the differences between accounting for operations in highly inflationary economies using international and U.S. accounting principles have not been presented in the reconciliations to net income and stockholders’ equity. Accordingly, the amounts presented for

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

such periods, while in conformity with International Accounting Standards and Italian GAAP, are not in conformity with U.S. GAAP.

          (d) Revaluation of fixed assets - In 1983 and prior years, Fiat revalued certain property, plant and equipment to amounts in excess of historical cost, as permitted by law (see “Principles of consolidation and significant accounting policies”). Additionally, in 1991, Italian legislation (Law 413/91) required the obligatory revaluation of industrial and commercial land and buildings for all Italian companies, using coefficients as set forth by the law. Revaluations were credited to stockholders’ equity and the revalued assets are depreciated over their remaining useful lives.

          U.S. GAAP does not permit the revaluation of fixed assets. The capital gain differences arising upon the sale of such fixed assets are stated separately in the caption “Capital gains on the sale of property, plant and equipment.” The gross asset increase due to revaluation was 590 million euros and 645 million euros at December 31, 2002 and 2001, respectively.

               (e) Goodwill – The Group’s accounting policy related to accounting for goodwill is described in the notes “Principles of consolidation and significant accounting policies”. These policies differ in certain respects from those required under U.S. GAAP, as further described below.

          (e.i) Accounting for goodwill - Prior to December 31, 1994, the Group accounted for goodwill on acquisitions as a direct reduction of equity. Under U.S. GAAP through December 31, 2001, goodwill was recorded on the balance sheet as an intangible asset of the acquiring company and then amortized to income over a period not to exceed 40 years. The Group’s goodwill previously charged to equity under Italian GAAP has been reinstated under U.S. GAAP and amortized over a 30-year period until December 31, 2001. This item also includes other differences on goodwill recorded in purchase accounting subsequent to 1994 due to U.S. GAAP adjustments applicable to acquired companies. The total amount of adjustments to goodwill, gross of accumulated amortization, was 1,171 million euros and 1,323 million euros at December 31, 2002 and 2001, respectively.

          (e.ii) Difference of amortization period of Case goodwill – Until December 31, 2001, for U.S. GAAP financial reporting purposes, the goodwill recorded by CNH Global N.V., the purchaser of Case Group, had been amortized over a 30-year period, whereas under Italian GAAP the amortization period for goodwill was limited to 20 years. CNH Global N.V. reports separate U.S. GAAP consolidated financial statements.

          (e.iii) Elimination of goodwill amortization - As required by SFAS 142 “Goodwill and other intangible assets”, the Group does not amortize goodwill or intangible assets with indefinite useful lives acquired after June 30, 2001, and ceased amortization of goodwill and intangible assets with indefinite useful lives acquired prior to June 30, 2001 on January 1, 2002. These assets are now subjected to impairment test at least annually. Intangible assets that have finite useful lives continue to be amortized over their useful lives. Italian GAAP, on the other hand, requires that “goodwill and other intangible assets” be amortized over their remaining useful lives. This line item in the reconciliation above reflects the reversal of the goodwill amortization recorded in the consolidated financial statements for Italian GAAP purposes in 2002 which is not required under U.S. GAAP.

          (e.iv) Impairment of goodwill. - As required by SFAS No. 142, the Company has performed impairment tests of the goodwill balances adjusted as described above as of the date of adoption of the new standard (January 1, 2002) and at least annually thereafter. In performing such tests, the method for determining the fair value of reporting units has combined various valuation techniques and in particular

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

those based on discounted cash flows, market comparables or, when applicable, evidence provided by specific transactions for disposal of reporting units after the measurement date but prior to preparation of the financial statements.

          During 2002, the Company recorded a total impairment of 992 million euros, of which 586 millions euros in respect of the cumulative effect of the change in accounting principles as of January 1, 2002, detailed as follows:

	Effect on net income (loss)
	as of December 31, 2002			Effect on
				Stockholders’
	Initial			equity as of Dec.
Sector	adoption	Current period	Total	31, 2002

		(in millions of euros)
Agricultural and Construction Equipment	(302)	(12)	(314)	(285)
Commercial Vehicles	—	(213)	(213)	(213)
Components	—	(161)	(161)	(161)
Production Systems	(191)	(10)	(201)	(182)
Metallurgical Products	(27)	—	(27)	(27)
Services	—	(10)	(10)	(10)
Other companies	(66)	—	(66)	(66)

Total Group	(586)	(406)	(992)	(944)
Less: Impairment charges recorded for Italian GAAP	—	530	530	530

Total U.S. GAAP adjustments	(586)	124	(462)	(414)

               The additional impairment charge compared to the Italian GAAP financial statements is attributable to the effects of: a) goodwill reinstated for U.S. GAAP reporting; b) the elimination of amortization for U.S. GAAP reporting from January 1, 2002, and c) increases in the fair value of goodwill between initial adoption (January 1, 2002) and December 31, 2002, which do not give rise to an adjustment to the initial impairment charge reflected in the carrying value of goodwill for U.S. GAAP reporting.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          Had the provisions of SFAS No. 142 related to amortization of goodwill been applied for the years ended December 31, 2001 and 2000, the Company’s net earnings (loss) per share for all periods presented, including the related pro-forma data for the years ended December 31, 2001 and 2000, would have been as follows:

	For the years ended December 31,
	2002	2001	2000

	(in millions of euros)*
Net income (loss) as reported U.S. GAAP	(3,832)	(837)	880
Goodwill amortization (net of tax)	—	321	291

Pro-forma Net income (loss)	(3,832)	(516)	1,171

Basic and diluted earnings per ordinary and preference share as reported (U.S. GAAP)	(6.76)	(1.56)	1.58
Effect of SFAS 142	—	0.59	0.52

Pro-forma basic and diluted earnings per ordinary and preference share as reported (U.S. GAAP)	(6.76)	(0.97)	2.10
Basic and diluted earnings per saving share as reported (U.S. GAAP)	(6.76)	(1.41)	1.74
Effect of SFAS 142	—	0.59	0.52

Pro-forma basic and diluted earnings per saving share as reported (U.S. GAAP)	(6.76)	(0.82)	2.26

          * Except for share data, which is in euros

          (f) Difference in gains/losses on disposal of investments in subsidiaries – Gains or losses on disposals of investments arising from the sale of interests in subsidiaries as recorded in the Group’s consolidated statement of operations are adjusted to reflect the higher or lower U.S. GAAP basis of the underlying equity of the disposed investment. Negative adjustments primarily relate to unamortized goodwill which has been reinstated in the U.S. GAAP value of the subsidiary’s net equity, thereby resulting in lower gains on sale on a U.S. GAAP basis; positive adjustments relate primarily to the effect of reversal of the revaluation of fixed assets which is included in the Italian GAAP value of the subsidiary’s net equity.

          (g) Accounting for Case acquisition - Fiat’s Italian GAAP consolidated financial statements as of December 31, 1999 did not consolidate the financial statements at that date of the Case Group, which was acquired on November 12, 1999, on the grounds that it would not have been practicable to obtain the necessary information on a timely basis without disproportionate expense; accordingly for Italian GAAP purposes, the Case Group was consolidated and related purchase accounting entries were recorded with effect from January 1, 2000. U.S. GAAP in effect at that date did not permit the exclusion of controlled companies from consolidation unless control is temporary. Accordingly, for U.S. GAAP purposes, the net loss incurred by the Case Group from the date of acquisition to December 31, 1999 has been included in determining net income and stockholders’ equity of the Group in accordance with U.S. GAAP as of December 31, 1999. The adjustments reflected in the reconciliation for the two years ended December 31, 2001 relate to the effect of this difference on the calculation of goodwill arising on the acquisition of the Case Group, which was determined in the Italian GAAP consolidated financial statements as of January 1, 2000.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          (h) Deferred revenue recognition - Certain transactions which are recognized as sales under Italian GAAP on the basis of passage of legal title are accounted for under U.S. GAAP as financing transactions or as operating lease arrangements until the buyer resells or subsequently consumes or uses the product or, in any case, the risks and rewards of ownership are effectively transferred, thus deferring the moment at which revenues and margins or gains on disposal of assets are recognized.

          (h.i.) Accounting for Italenergia - In 2001, the Company acquired a 38.6% shareholding in Italenergia SpA, now Italenergia Bis (“Italenergia”), a company formed between Fiat, Electricité de France (“EDF”) and certain financial investors for the purpose of acquiring control of the Montedison-Edison (“Edison”) group through tender offers. Italenergia assumed effective control of Edison at the end of the third quarter of that year and consolidated Edison from October 1, 2001. In 2002, as more fully explained in Note 3 above, the shareholders of Italenergia entered into agreements which resulted, among other things, in the transfer of a total of 14% of Italenergia from Fiat to other shareholders (with a put option that would require Fiat to repurchase the shares transferred in certain circumstances) and the assignment to Fiat of a put option to sell its shares in Italenergia to EDF in 2005 based on market values at that date, but subject to a contractually agreed minimum price which is in excess of book values.

          In the basic Italian GAAP financial statements, Fiat has accounted for its investment in Italenergia under the equity method through December 31, 2002 and has recorded a gain of 189 million euros before taxes on the sale of its 14% interest in the investee to other shareholders.

          Under U.S. GAAP, the transfer of the 14% interest in Italenergia to the other shareholders is not considered to meet the requirements for sale accounting set out in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, mainly due to the existence of the put options granted to the transferees and de facto constraints on the transferees’ ability to pledge or exchange the transferred assets in the period from the sale through 2005. Accordingly, for the purpose of determining Fiat’s approximate stockholders’ equity as of December 31, 2002 and the net loss for the year then ended in accordance with U.S. GAAP, the gain recorded on this transaction under Italian GAAP has been reversed and the results of applying the equity method of accounting to the investment in Italenergia have been recomputed to reflect a 38.6% interest in the results of operations and stockholders’ equity of the investee as adjusted for the material differences between Italian GAAP and U.S. GAAP applicable to Italenergia. The most significant of such differences relates to the effects of application of SFAS No. 142 which the Group adopted for goodwill acquired after June 30, 2001.

          (i) Real estate sale-leaseback transactions - Under Italian GAAP gains arising from sale and leaseback transactions involving real estate are recognized at the time of the sale when the terms of the leaseback are those of an operating lease. U.S. GAAP requires that, where certain conditions are met, such gain be deferred and be recognized in proportion to the related gross rental charges to expense over the term of the operating lease. This difference in accounting has effect in connection with the following transactions:

• In 1998, the Group entered into a sale-leaseback transaction involving real estate subject to the terms of an operating lease which extends for approximately 22 years. As a consequence of this transaction, buildings with a total book value of 107 million euros were removed from the balance sheet and under Italian GAAP, a gain of 73 million euros, before taxes of approximately 31 million euros, was realized. The approximate annual lease payments over the lives of the leases are 15 million euros per year for the above mentioned buildings.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

• During 2001, the Group entered into two sets of real estate sale-leaseback transactions: the first involved the sale of certain property and its leaseback, over a term of 12 years with a purchase option. As a result of the sale, assets with a value of 6 million euros were removed from the balance sheet, and a gain of 16 million euros before taxes was recognized. The total rental cost for the property over the life of the lease is approximately 22 million euros. The second set of 2001 transactions involved the sale of property under three contracts with lease terms of 5, 5½ and 6 years. As a result of this transaction, 53 million euros of assets were removed from the balance sheet and a net gain of 35 million euros was recognized for Italian GAAP. The total rental cost for the properties over the life of the leases is approximately 34 million euros.

          The negative adjustments shown in the stockholders’ equity reconciliation primarily relate to the cumulative effects of the gains recorded in the consolidated financial statements which have been deferred under U.S. GAAP; the positive adjustments shown in the reconciliation of net income (loss) relate to the portion of the gains which are credited to income for U.S. GAAP purposes in proportion to the annual rental charges.

          (j) Start-up costs - In accordance with the Group’s accounting policies, the costs of start-up activities are capitalized and amortized over their estimated useful lives. Effective January 1, 1999, U.S. GAAP Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities” (SOP 98-5), requires that these costs be expensed as incurred. Such costs are therefore expensed for U.S. GAAP purposes and, consequently, amortization expense related to amounts capitalized in accordance with the Group’s accounting policies is reversed.

          (k) Financial instruments - The Group’s accounting policies related to financial receivables, financial payables and derivative financial instruments are described in the notes “Principles of consolidation and significant accounting policies” and “Memorandum accounts”. These policies and the related disclosures included in the Group’s consolidated financial statements differ in certain respects from those required under U.S. GAAP, as further described below.

          With reference to financial instruments held by the Group as of December 31, 2002 the table below summarizes the carrying value in accordance with Italian GAAP and the related estimate of fair values of financial instruments held by the Group at December 31, 2002 and 2001:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

	At 12/31/2002		At 12/31/2001

	Carrying		Carrying
	value	Fair value	value	Fair value

	(in millions of euros)
Financial Assets
Investments available for sale (*)	3,127	2,847	5,353	4,573
Cash	3,489	3,489	2,133	2,133
Trading investments and securities (*)	7,579	7,668	7,583	7,637
Financial receivables and leased assets	21,405	21,397	24,686	24,785
Financial Liabilities
Short-term debt	(3,503)	(3,503)	(8,861)	(8,861)
Long-term debt	(25,420)	(23,251)	(23,836)	(23,433)
Derivative Instruments
Foreign exchange risk management instruments	75	118	(38)	(34)
Interest rate risk management instruments	107	343	95	7
Foreign exchange and interest rate risk management instruments	99	84	(262)	(403)
Equity swap	—	23	—	—

          (*) As described in Principles of consolidation and significant accounting policies, starting from December 31, 2002 investments for the benefit of those insured under life insurance policies, where the insured parties bear the risk, and those deriving from the management pension funds are presented under a separate caption “Investments where the investment risk is borne by policyholders and those related to pension plan management”. The item amounted to 6,930 million euros and 6,177 million euros at December 31, 2002 and 2001 respectively. The amounts for 2001 were subsequently reclassified.

          The “fair value” of a financial instrument represents the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

          With reference to the above valuations: if the financial instrument is listed, the fair value information has been determined with reference to the market price at year-end; in the absence of market quotations (e.g. unsecuritized receivables and payables, over-the-counter derivatives, custom-tailored financial instruments, etc.), fair values have been estimated using the following guidelines:

          •  Cash and financial receivables and financial payables - The fair values of financial receivables and payables have been estimated based upon the discounted value of future cash flows. The discount rates used were the rate at which the same type (for duration, size, counterpart, guarantees, etc.) of loan would have been made under current market conditions at the reference date.

          •  Derivative financial instruments - The fair value has been determined as the comparable market value, at the reference date (year end), of financial instruments having similar features in terms of contractual obligations, currencies, duration, amount and maturity. With reference to options, the fair value has been determined on the basis of broadly used option valuation models (analytical formulas derived from Black-Scholes formula, procedures based on binomial trees, etc.).

          For the fair values of financial assets, financial liabilities and derivative financial instruments expressed in foreign currencies, period-end exchange rates have been used.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          The increased difference between fair value and carrying value of long-term debt mainly reflects the market increase in corporate spreads for the Fiat Group’s debt.

          (k.i) Investments and securities - The Group’s accounting policy is to record the investments in securities classified as Financial fixed assets at cost, including additional direct charges (except for certain securities held by insurance subsidiaries which are valued at market, as described in the note “Principles of consolidation and significant accounting policies”), and investments in securities classified as Financial assets not held as fixed assets at the lower of cost or market. For U.S. GAAP reporting purposes, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No. 115) requires that “held-to-maturity securities” be reported at amortized cost, while securities designated as “trading securities” or “securities available-for-sale” be recorded at market value with the corresponding unrealized gain (loss) recorded as an adjustment to income in the case of trading securities, or other comprehensive income (a component of stockholders’ equity) in the case of securities available-for-sale. The Group has classified all of its long-term investments in equity securities as securities available-for-sale. For securities available-for-sale, any differences between the historical purchase price and the market value at the acquisition date are included as an adjustment to income for U.S. GAAP reporting purposes and any balances accounted for in Other Comprehensive Income are reversed to income at the date of sale. When the market value of available-for-sale securities has been significantly below historical cost for an extended period of time, the impairment is considered other than temporary and recorded in the income statement. Additionally, currency fluctuations on debt instruments acquired to hedge the exchange risk on such securities have been reflected in the reconciliation of stockholders’ equity to U.S. GAAP, to the extent that the foreign currency exchange risk is deemed to be inherent in the underlying security, with the remainder being charged to income.

          As fully explained in Note 3, in December 2002 Fiat sold shares in General Motors classified as “available for sale” and recorded a net loss on disposal under Italian GAAP of 1,049 million euros. Under U.S. GAAP the net loss on disposal in 2002 was 358 million euros lower due to the fact that the difference of this amount between the contractually agreed purchase price and the market price of the shares on the day of execution of the purchase had been charged to income in 2000; the net loss charged to U.S. GAAP income in 2002 therefore amounted to 691 million euros, of which 403 million euros related to adjustments to market values classified in other comprehensive income in previous years.

          (k.ii) Concentration of credit risk - U.S. GAAP also requires additional disclosures related to concentrations of credit risk. With respect to such risk, management believes that the Group’s financial policies and the wide distribution of its investments tend to mitigate significantly its exposure. Among the factors reducing such risk is the widely distributed nature of the Group’s trade and finance receivables among the many automotive, commercial vehicle and agricultural and construction equipment customers of the Group that are located in Italy, the rest of Europe and North and South America. Management believes that concentration of credit risk is also minimized with respect to its investments in marketable securities, given that such investments primarily consist of Italian government securities and other widely-traded securities issued by highly rated institutions located in the various markets in which the Group operates.

          (k.iii) Derivative financial instruments - Up to December 31, 2000, the Group’s derivative financial instruments qualified for hedge accounting if they covered a specific foreign exchange or interest rate risk which (i) was linked to a transaction that recorded, confirmed and documented by valid, existing agreements or by specific orders (firm commitments) and (ii) matched closely the currency, maturity, amount and other characteristics of the item being hedged. Under hedge accounting, the Group

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

deferred unrecognized gains or losses on such transactions. Generally, the Group’s interest rate risk management instruments qualified for this type of classification.

          Derivative financial instruments not meeting the above criteria, although considered by management to be hedge transactions, did not qualify for hedge accounting because they covered future, anticipated exposures rather than existing firm commitments, and therefore were marked to market regularly and any resulting gains or losses were recognized immediately in earnings by the Group. Generally, derivative financial instruments entered into by the Group for purposes of minimizing foreign exchange risk did not qualify as hedge transactions.

          The effects of early terminations of derivative financial instruments and/or of sales, extinguishments or terminations of designated items were recognized in the statement of operations upon the occurrence of such events.

          SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and No. 138, (SFAS No. 133) was adopted for U.S. GAAP purposes only on January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a fair value hedge with the changes in fair value recorded to income (which for the effective portion would directly offset any changes in fair value in the hedged item attributable to the risk being hedged), (b) a cash flow hedge with the effective portion of the changes in fair value recorded directly to Accumulated Other Comprehensive Income (AOCI) and subsequently reclassified into earnings when the forecasted transaction affects earnings or (c) a net investment hedge. Starting in 2001 under Italian GAAP, certain derivatives which are not hedges are marked to fair value with gains or losses recognized in earnings; this is substantially consistent with U.S. GAAP. However, under Italian GAAP, derivatives classified as cash flow hedges are not marked to fair value. This results in a difference between Italian and U.S. GAAP as it relates to AOCI. Upon the adoption of SFAS No. 133 on January 1, 2001, the Group recorded, only for U.S. GAAP reconciliation purposes, a transition adjustment for derivatives designated as cash flow hedges of approximately 70 million euros (net of tax), which was charged to AOCI as of that date as a cumulative effect of a change in accounting principle. Subsequent to adoption and for the remainder of the year ended December 31, 2001, the Group charged a net amount of 122 million euros (net of tax) as a reduction to AOCI, a component of stockholders’equity. For the year ending December 31, 2002, the Group charged a net amount of 15 million euros (net of tax) as a reduction to AOCI. It is anticipated that 64 million euros of net losses accumulated in other comprehensive income at December 31, 2002, are expected to be reclassified into earnings during 2003. Included in the net income (loss) for the year are gains of 65 million euros (losses of 4 million euros at December 31, 2001) mainly due to the fair value evaluation of the Equity swap on General Motors shares and the Exchangeable bond embedded derivatives.

          (k.iv) Supplemental derivatives disclosures - The Group utilizes external borrowing and sales of financial receivables as asset-backed securities through securitization to fund its industrial and financial activities. Fiat uses these sources of liquidity primarily to finance capital expenditures and its lease and sale financing business, which typically is financed with a high proportion of debt. Changes in interest rates affect the Group’s net income by increasing or decreasing borrowing costs and investment income.

          As a multinational group that has operations throughout the world, the Fiat Group is exposed to market risks from fluctuations in foreign currency exchange. The exposure to foreign currency risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          markets in which it sell products, and in relation to the use of external borrowing denominated in foreign currencies.

          The Group regularly assesses its exposure and generally seeks to manage these market risks through the use of derivatives, such as foreign exchange contracts, foreign currency options, interest rate swaps, combined interest rate and currency swaps and forward rate agreements. The Group’s financial policy attaches particular importance to the management and control of financial risks in that they can significantly impact profits. The Group has adopted a series of guidelines regarding the management of exchange rate and interest rate exposure. The Group’s policy allows derivatives to be used only for managing exchange and interest rates risks connected to monetary flows and assets and liabilities, and not for speculative purposes. As a consequence, the Group does not use derivatives for trading purposes.

          The accounting principles used in accounting for financial instruments are extensively described in the section “Principles of consolidation and significant accounting policies” and, with reference to derivative financial instruments, in note 14 “ Memorandum accounts”.

          In particular, the Group holds derivative financial instruments designated as fair value hedges, mainly to hedge:

          •  exchange rate risk on financial instruments denominated in currency other than the accounting currency of the various entities;

          •  interest rate risk of fixed rate loans and borrowings.

          The instruments used for these hedges are mainly exchange rate swaps and forward contracts, interest rate swaps and combined interest rate and currency swaps.

          Based on their notional amount at December 31, 2002, almost all of the derivative instruments designated as exchange rate risk fair value hedges and 64% of the derivative instruments designated as interest rate risk fair value hedges will expire between 2003 and 2007.

          Ineffectiveness related to these hedge relationships was not material, for the years ended December 31, 2002 and 2001.

          Furthermore, the Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:

          •  the exchange rate at which forecasted transactions denominated in foreign currencies would be accounted for;

          •  the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity) and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

          In addition, derivative financial instruments held with reference to other forecasted transactions, in particular commitments to issue securities or to sell receivables under securitization schemes, are accounted for as cash flow hedges.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          Exchange rate exposure on forecasted commercial flows is hedged with currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged through interest rate swaps and, in limited cases, with forward rate agreements.

          Based on their notional amount at December 31, 2002, almost all the derivative instruments designated as exchange rate risk cash flow hedges and 99% of derivatives instruments designated as interest rate risk cash flow hedges will expire between 2003 and 2007.

          Ineffectiveness related to these hedge relationships was not material for the years ended December 31, 2002 and 2001.

          Although, as stated above, the Group does not hold or issue derivative financial instruments for trading purposes, some of the above instruments are not designated as hedging instruments and are accounted for with changes in fair value recognized directly in earnings. This treatment is due to the lack of all the needed characteristics required for an appropriate application of hedge accounting.

          (l) Securitization of financial assets - In September 2000, FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — A Replacement of FASB Statement 125” (SFAS No. 140). SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2001. The Group adopted the disclosure requirements related to the securitization of financial assets on December 31, 2001, for U.S. GAAP purposes only. All remaining requirements were adopted in the second quarter of 2001. This adoption did not have a significant impact on the Group’s consolidated financial statements.

          The Emerging Issues Task Force issued EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets”, which is in effect for fiscal quarters beginning after March 15, 2001. According to this pronouncement, the Group must recognize cash flows in excess of the initial investment’s carrying value as interest income using the effective yield method. Beneficial interests must be measured at fair value with other than temporary impairments being recorded in income. The Group adopted this pronouncement in April 2001, for U.S. GAAP purposes only, and adoption of this pronouncement did not have a significant impact on its financial position or results of operations.

          (l.i) Receivables securitizations - The Group uses securitization to accelerate the receipt of cash related to its receivables portfolio. The Group funds a portion of its wholesale receivables by means of sales on a revolving basis pursuant to several privately structured asset-backed commercial paper programs. The Group securitizes its retail receivables as publicly placed asset-backed securities. These securitization transactions call for the sale without recourse of a portfolio of receivables to non-Group vehicles (limited purpose business trusts). As these vehicles are controlled by third parties and meet minimum equity capitalization standards, the assets and liabilities are not included in the Group’s consolidated financial statements. These vehicles finance themselves by issuing commercial paper or medium term notes backed by the receivables portfolio (asset-backed securities).

          Securitization of European Wholesale Receivables (Automobiles and Commercial Vehicle Sectors “Fiat Auto and Iveco”) - Fiat Auto and Iveco fund a portion of their European wholesale receivables by means of sales on a revolving basis pursuant to securitization programs through several privately structured facilities, mainly consisting of 364-day facilities, renewable annually. In 2002, new receivables sold under these programs totaled 6,803 million euros (7,626 million euros in 2001).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          At December 31, 2002, wholesale receivables outstanding under these facilities amounted to 976 million euros, gross of Fiat Auto and Iveco’s retained interests of 121 million euros. The retained interests provide limited first loss protection to investors and are recorded at cost, which approximates fair value due to the short-term nature of the receivables.

          Securitization of European Retail Receivables (Automobiles Sector—“Fiat Auto”) - The Fiat Group funds a portion of its European retail auto loan originations by means of retail receivables securitizations completed by its financial services companies.

          In 2002, the Fiat Group sold European car loans for an overall amount of 2,916 million euros (2,785 million euros in 2001). In particular three securitization transactions have been completed through special purpose entities, which for U.S. GAAP reporting are classified as Qualified Special Purpose Entities (“QSPE”) as defined in SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, constituted under Italian Law No. 130 of April 1999 (the “Italian Securitization Law” or “Legge sulla Cartolarizzazione dei Crediti”). They are First Italian Auto Transaction S.p.A. (“First”) created in 2000, Second Italian Auto Transaction S.p.A. (“Second”) and Absolute Funding S.r.l. (“Alfa”) created in 2001 and the related transactions were recorded as a sale of receivables without recourse (pro-soluto) in accordance with Articles 1 and 4 of the Italian Securitization Law. In 2002, a fourth retail securitization transaction was completed through another QSPE incorporated in Ireland (“EAS”). This transaction, which involved a mixed pool of assets comprised of French and Spanish receivables, was recorded as a sale without recourse in accordance with French and Spanish securitization laws. With the exception of EAS securitization which was structured as a “one-off” transaction, all retail securitizations included the purchase of an initial pool of loans receivable by a special purpose entity, followed by further monthly purchases during a 3-year revolving period. Fiat continues to service the sold receivables.

          The following table summarizes the cash flows and profit and loss impact of the above mentioned securitizations (in millions of euros):

	At December 31, 2002				At December 31, 2001

	First	Second	Alfa	EAS	First	Second	Alfa

Proceeds from new retail securitizations	—	—	—	858	—	950	850
Proceeds from collections reinvested in revolving - period securitization	807	729	522	—	695	257	33
Repurchase of loans	18	—	—	—	23	—	—
Servicing fees received	6	5	8	2	5	3	2
Cash received on retained interests (Class M Notes)	—	—	—	2	—	—	—
Gain on sale	20	25	27	48	20	36	36

          In conjunction with these sales, Fiat retains certain interests in the sold receivables through subordinated tranches of asset backed securities issued by the securitization vehicles (“Class M Notes”). The risk for the seller is therefore limited to the portion of the securities that it has subscribed. These subordinated notes are initially recorded at their nominal values as “Financial receivables from Others”

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

and at the end of each accounting period, are then evaluated in relation to the performance of the receivables sold and may be written down on the basis of this evaluation.

          Fiat monitors the fair value of its retained interests outstanding during each period by discounting expected future cash flows. Weighted average assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2002, 2001 and 2000 were as follows:

Key assumptions	First (2000)	Second (2001)	Alfa (2001)	EAS (2002)

Constant prepayment rate	3.11%	2.88%	14.22%	12.50%
Annual credit loss rate	0.45%	0.63%	0.40%	2.30%
Discount rate	6.85%	6.20%	5.40%	4.81%
Average life (month) of prepayable assets	23.3	20.4	32.1	41.7

          The significant assumptions used in estimating the fair values of retained interests from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2002 and 2001 are as follows (impact on fair value in millions of euros):

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

First

	2002			2001

	December 31,			December 31,
	2002	10%	20%	2001	10%	20%
	Assumption	change	change	Assumption	change	change

Constant prepayment rate	3.30%	0.0	0.1	3.11%	0.0	0.1
Annual credit loss rate	0.45%	0.8	1.5	0.45%	1.2	2.3
Discount rate	4.46%	1.5	3.1	6.07%	2.6	5.1
Average life (month) of prepayable assets	23.42	0.0	0.1	23.3	0.0	0.1
Actual and expected static pool losses as of December 31, 2002	1.40%
Actual and expected static pool losses as of December 31, 2001	1.45%

Second

	2002			2001

	December 31,			December 31,
	2002	10%	20%	2001	10%	20%
	Assumption	change	change	Assumption	change	change

Constant prepayment rate	4.33%	0.2	0.4	2.88%	0.2	0.4
Annual credit loss rate	0.80%	1.8	3.7	0.63%	1.9	3.8
Discount rate	4.59%	1.7	3.4	6.31%	2.6	5.1
Average life (month) of prepayable assets	19.62	0.2	0.5	20.4	0.2	0.4
Actual and expected static pool losses as of December 31, 2002	2.44%
Actual and expected static pool losses as of December 31, 2001	2.04%

Alfa

	2002			2001

	December 31,			December 31,
	2002	10%	20%	2001	10%	20%
	Assumption	change	change	Assumption	change	change

Constant prepayment rate	14.58%	0.3	0.7	14.22%	0.4	0.9
Annual credit loss rate	0.50%	1.2	2.5	0.40%	1.2	2.5
Discount rate	4.88%	1.7	3.4	6.36%	1.9	3.8
Average life (month) of prepayable assets	31.56	0.3	0.6	32.1	0.4	0.8
Actual and expected static pool losses as of December 31, 2002	1.20%
Actual and expected static pool losses as of December 31, 2001	1.62%

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

EAS

	2002

	December 31,	10%	20%
	2002 Assumption	change	change

Constant prepayment rate	12.50%	0.2	0.4
Annual credit loss rate	2.30%	2.0	4.0
Discount rate	3.47%	0.9	1.9
Average life (month) of prepayable assets	36.71	0.6	1.1
Actual and expected static pool losses as of December 31, 2002	3.57%

          Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.

          The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or less than those illustrated above. These changes are based on a balance of securitized receivables outstanding as of December 31, 2002 and 2001 of 3.7 billion euros and 2.9 billion euros, respectively.

          Securitization of Wholesale receivables (Agricultural and Construction Equipment Sector “CNH”) - CNH funds a significant portion of its wholesale receivables by means of sales on a revolving basis pursuant to securitization programs through several privately structured facilities. These facilities consist of a 364-day, $450 million facility that is renewable annually (most recently in March 2003) at the sole discretion of the purchasers, a seven-year committed, $650 million non-renewable facility that expires in October 2003, and a 364-day, C$325 million facility that is renewable annually (most recently in October 2002) upon agreement of the parties.

          At December 31, 2002, $958 million and C$325 million were outstanding under these facilities, consisting of $1,153 million and C$382 of wholesale receivables sold, less CNH’s retained undivided interests of $195 million and C$57 million. At December 31, 2001, $1,037 million and C$303 million were outstanding under these facilities, consisting of $1,208 million and C$361 million of wholesale receivables sold, less CNH’s retained undivided interests of $171 million and C$58 million. The retained interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables.

          The cash flows between CNH and the facilities in 2002 and 2001 included (in $ millions):

	United States		Canada

	2002	2001	2002	2001

Proceeds from new securitizations	$356	$115	$26	$75
Repurchase of receivables	$391	$128	$5	$22
Proceeds from collections reinvested in the facilities	$2,963	$3,046	$953	$810

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          Securitizations of Retail Receivables (Agricultural and Construction Equipment Sector “CNH”) - CNH funded a significant portion of its retail receivable originations by means of retail receivable securitizations through its wholly owned subsidiaries.

          CNH securitized retail notes with a net principal value of $2.6 billion, $2.1 billion and $2.6 billion in 2002, 2001 and 2000, respectively. CNH recognized gains on the sales of these receivables of $68 million, $87 million, and $61 million in 2002, 2001, and 2000, respectively.

          In conjunction with these sales, CNH retains certain interests in the sold receivables including subordinated tranches of asset-backed securities (“ABS certificates”) issued, interest-only strips, cash reserve accounts held in escrow (“Spread”), and rights to service the sold receivables (“Servicing Assets”). ABS certificates are classified as held to maturity securities, as the certificates are not subject to prepayment risk. The certificates are initially recorded at its allocated carrying value in the consolidated balance sheets. All other retained interests are also initially recorded at their allocated carrying value in the balance sheets.

          Interest-only strips represent rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted and other expenses of the trust are paid. The investors and the securitization trusts have no recourse beyond CNH’s retained interest assets for failure of debtors to pay when due. CNH’s retained interests are subordinate to investors’ interests, and are subject to credit, prepayment and interest rate risks on the transferred financial assets.

          Cash reserve accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. . In 2002 and 2001, the creation of new cash reserve accounts reduced proceeds from the sales of retail receivables by $71 million and $45 million, respectively. Total cash reserve escrow account balances were $216 million and $193 million at December 31, 2002 and 2001, respectively.

          CNH services the trusts’ securitized retail receivables and is entitled to receive a 1.00% annual servicing fee as compensation for these services. CNH determined that this servicing fee exceeds the fair value of the services provided and records a corresponding servicing asset. Servicing assets recorded were $19 million for both 2002 and 2001, respectively, and are included in “Accounts and notes receivable” in the accompanying consolidated balance sheets. These assets are amortized over the period in which CNH earns the related servicing fees. Amortization of servicing assets was $19 million and $14 million in 2002 and 2001, respectively. The amortization is included in “Finance and interest income” in the accompanying consolidated statements of operations. Total servicing assets equaled $24 million, which approximates fair value at December 31, 2002 and 2001, respectively. The fair value of the servicing asset is determined by discounting future cash flows based on current discount and prepayment rate assumptions.

     CNH’s retained interests in the QSPEs and deposits held for the QSPEs as of December 31, 2002 and 2001 are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

	2002	2001

	(in $ millions)
Receivables:
Interest only strip	39	52
Servicing asset	24	24
Spread and other	218	222

Total amount	281	298

Other assets:
ABS Certificates	213	225

Total amount	213	225

Total retained interests	494	523

          CNH is required to remit the cash collected on the serviced portfolio to the investors within two business days. At December 31, 2002 and 2001, $28 million and $26 million, respectively, of unremitted cash payable is included in the consolidated balance sheets.

          Key economic assumptions used in measuring the initial fair value of retained interests for securitizations completed during 2002 and 2001 were as follows:

	Range		Weighted Average
Key Assumption	2002	2001	2002	2001

Constant prepayment rate	11.72 - 20.00%	17.00 - 20.00%	16.69%	17.25%
Annual credit loss rate	0.51 - 0.70%	0.75 - 1.00%	0.63%	0.88%
Discount rate	4.62 - 7.45%	3.04 - 4.58%	4.97%	3.76%
Weighted average maturity in months	20 - 28	20 - 24	26	22

          CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to earnings. Based on this analysis, CNH reduced the value of its interest-only strips by $24 million, $76 million, and $25 million in 2002, 2001, and 2000, respectively, with an expense charged to the consolidated statements of operations.

          The significant assumptions used in estimating the fair values of retained interests from sold receivables which remain outstanding and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2002 and 2001 are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          Impact on Fair Value (in millions of dollars unless stated otherwise):

	2002			2001

		10%	20%		10%	20%
	Assumption	Change	Change	Assumption	Change	Change

Constant prepayment rate	18.44%	$1.5	$2.2	17.30%	$0.5	$1.1
Annual credit loss rate	1.04%	$4.4	$8.0	1.38%	$7.0	$13.7
Discount rate	5.11%	$0.7	$1.2	3.20%	$0.0	$0.1
Weighted average remaining maturity	15 months			17 months

          The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or less than those illustrated above.

	Receivables securitized in

	1999	2000	2001	2002

Actual and expected static pool losses as of December 31, 2002	2.76%	1.38%	0.78%	1.04%
Actual and expected static pool losses as of December 31, 2001	2.37%	2.03%	1.21%
Actual and expected static pool losses as of December 31, 2000	1.05%	0.97%

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized. Weighted average remaining maturity represents the weighted average number of months that the current collateral balance is expected to remain outstanding.

          CNH’s cash flows related to securitization activities for 2002 and 2001 can be summarized as follows (in $ millions):

	At December 31,

	2002	2001

Proceeds from new retail securitizations	$2,598	$2,070
Servicing fees received	$37	$24
Cash received on other retained interests	$56	$46
Net cash paid on closed deals	$162	$96

          (m) Postretirement benefits - The Group sponsors unfunded defined benefit postretirement plans that provide medical, dental and various life insurance benefits to certain of its U.S. salaried and non-salaried employees.

          (m.i) Difference in accounting for postretirement benefits - Effective January 1, 1993, the Group adopted SFAS No. 106, “Employer’s Accounting for Postretirement Benefits other than Pensions” (SFAS No. 106) for its U.S. benefit plans on a prospective basis. In 1994, the Group recorded the remaining transition obligation as a reduction of stockholders’ equity within the financial statements prepared on the basis of Italian GAAP. Under U.S. GAAP, the transition obligation continues to be amortized over the expected remaining lives of the retirees.

          (m.ii) Accounting for pensions - The Group sponsors both funded and unfunded defined benefit pension plans for certain of its salaried and non-salaried employees in various countries including the U.S., U.K., France and Germany.

          Under U.S. GAAP, SFAS No. 87, “Employers’ Accounting for Pensions,” requires the recognition of an additional minimum pension liability if the sum of the reserves recorded in the balance sheet and the fair value of plan assets represent less than the accumulated benefit obligation. The portion of the additional minimum liability that corresponds to prior service cost and the unamortized transition obligation are debited to intangible assets and any remaining balance is recorded as a reduction in the other comprehensive income line of stockholders’ equity. However, the Group accounting principles, which are in compliance with IAS No. 19, “Employee Benefits,” do not require the additional minimum pension liability to be recorded. Therefore, due to the recent performance of the stock markets, an additional minimum pension liability has been charged to equity for U.S. GAAP purposes.

          The Group’s funding policy with respect to its qualified pension plans is to contribute annually not less than the minimum required by applicable laws, regulations, and union agreements. Plan assets consist principally of investments in stocks and government and other fixed income securities, commingled pension trust funds and insurance contracts.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

          (m.iii) Supplemental disclosure - Additional U.S. GAAP disclosure requirements for pension and other postretirement benefits under SFAS No. 132, “Employers Disclosure about Pensions and Other Postretirement Benefits” (SFAS No. 132) are set forth in the following tables.

          The following ranges of assumptions were utilized in determining the funded status of the Group’s defined benefit pension plans:

Weighted Average Assumptions	2002	2001	2000

Discount rate for obligations	6.15%	5.90%	6.15%
Rate of increase in future compensation	3.45%	2.75%	3.25%
Expected return on plan assets	7.89%	7.93%	7.86%

          Fiat believes that these assumptions are appropriate, but future changes in those assumptions may materially affect our pension obligation, and future funding requirements may arise depending on market conditions.

          The following weighted average assumptions were utilized in determining the accumulated postretirement benefit obligation of the Group’s postretirement health and life insurance plans:

	2002	2001	2000

Discount rate for obligations	6.75%	7.3%	7.5%
Health care cost trend rate – Initial	10.0%	8.0%	6.5%
Health care cost trend rate - Ultimate	5.0%	5.5%	5.5%
Assumed rates of pay increases	4.0%	4.0%	3.4%

          The measurement period for the Group’s defined benefit pension plans and postretirement health and life insurance plans is January 1 through December 31. The following depicts:

	Pension Benefits		Other Postretirement Benefits

	For the years ended December 31,
	2002	2001	2002	2001

	(in millions of euros)
Change in benefit obligations:
Actuarial present value of benefit obligation at the beginning of measurement period	2,499	2,401	979	639
Translation difference	(256)	(43)	(172)	39
Service cost	37	43	16	13
Interest cost	147	155	61	56
Plan participants’ contributions	8	8	4	—
Actuarial (gain) loss	233	42	142	277
Gross benefits paid	(127)	(180)	(51)	(35)
Plan amendments	(78)	4	—	(35)
Acquisitions/divestitures	26	(46)	(7)	—
Other	(50)	115	—	25

Actuarial present value of benefit obligation at the end of measurement period	2,439	2,499	972	979

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

	Pension Benefits		Other Postretirement Benefits

	For the years ended December 31,
	2002	2001	2002	2001

	(in millions of euros)
Change in plan assets:
Plan assets at fair value at the beginning of measurement period	1,779	2,002	—	—
Actual return on plan assets	(173)	(126)	—	—
Currency fluctuations	(167)	(44)	—	—
Employer contributions	38	74	47	35
Plan participants’ contributions	7	12	4	—
Gross benefits paid	(128)	(183)	(51)	(35)
Acquisitions/divestitures	(8)	(43)	—	—
Other	86	87	—	—

Net change	(345)	(223)	—	—

Plan assets at fair value at the end of measurement period	1,434	1,779	—	—
Funded status:	(1,005)	(720)	(972)	(979)
Unrecognized prior service cost	(58)	28	(40)	(51)
Unrecognized net loss (gain) resulting from plan experience and changes in actuarial assumptions	863	347	358	299
Remaining unrecognized net asset at initial application	—	—	43	62

Net amount recognized at the end of year	(200)	345	(611)	(669)

Amounts recognized in the statement of financial position consist of:
Prepaid benefit costs	115	72	—	—
Accrued benefit liability	(987)	(654)	(611)	(669)
Intangible assets	19	26	—	—
Deferred tax assets	213	101	—	—
Accumulated other comprehensive income	440	110	—	—

Net amount recognized at end of year	(200)	(345)	(611)	(669)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

	Pension Benefits(*)			Other Postretirement Benefits

	For the years ended December 31,
	2002	2001	2000	2002	2001	2000

Components of net periodic benefit cost:
Service cost	37	43	50	16	13	12
Interest cost	147	155	146	61	56	47
Expected return on assets	(116)	(157)	(182)	—	—	—
Amortization of:
Transition asset	—	—	—	10	10	10
Prior service cost	4	3	2	(15)	(14)	(5)
Actuarial gain/loss	23	20	(1)	17	7	—
Other	—	12	—	—	—	—

Net periodic benefit cost	95	76	15	89	72	64

Reduction in unrecognized prior service cost due to curtailment	—	—	—	—	—	(4)
Curtailment (gain) loss	2	—	—	—	—	—

Total (income) expense	97	76	34	89	72	60

          Effects of a 1 percentage point change in assumed health care cost trend rates:

	1 Percentage Point	1 Percentage Point
	Increase	Decrease

	(in millions of euros)
Effect on total of service and interest cost components	8	7
Effect on postretirement benefit obligations	121	102

          (n) Adjustments to restructuring provisions – The Group provides restructuring reserves based upon management’s best estimate of the costs to be incurred in connection with each of its restructuring programs at the time such programs are formally decided. In certain cases, the Group has established restructuring reserves which do not meet the criteria set forth in the SFAS No. 5, “Accounting for Contingencies”, and EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. Such amounts have been reversed in the reconciliation of net income and stockholders’ equity to U.S. GAAP in the year of the charge, and are recorded in U.S. GAAP net income in the year in which the related charge meets the recognition criteria in EITF 94-3.

          The Group’s restructuring programs primarily relate to restructuring and rationalization activities in the Automobiles, Agricultural and Construction Equipment, Commercial Vehicles, Components, Production Systems and Metallurgical Products Sectors. Management periodically reassesses its estimate of remaining costs with respect to such programs and increases or decreases the related reserve as needed. The policy of the Group does not provide for the accrual of future operating losses.

          During recent years, the Group’s restructuring reserves reflected the following significant restructuring actions:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     During 2000, the Group’s consolidated restructuring reserves under Italian GAAP increased from 96 million euros to 953 million euros, due to the following restructuring programs:

     •  Automobiles Sector: (i) headcount reduction costs provided for 144 million euros, and utilized during the year for 20 million euros; (ii) provisions related to planned closures or downsizing of manufacturing facilities for 176 million euros. Such programs include restructuring actions decided as a consequence of the agreement with General Motors.

     •  Agricultural and Construction Equipment Sector: (i) provision for merger integration programs related to the Case Group’s operations and recorded in the Case Group purchase accounting for approximately 341 million euros, utilized during the year for approximately 144 million euros; (ii) provisions for additional CNH merger integration programs, which did not qualify for purchase accounting treatment, for approximately 437 million euros, utilized during the year for approximately 56 million euros.

     •  Other Sectors: (i) utilization of pre-existing reserves for approximately 33 million euros, and additional provision for headcount reductions and asset write-downs in the Commercial Vehicles, Components, Metallurgical Products and Production Systems Sectors for 20 million euros.

     During 2001, the Group’s consolidated restructuring reserves under Italian GAAP decreased from 953 million euro to 688 million euros, due to the following:

     •  Automobiles Sector: (i) headcount reduction costs provided for 16 million euros and utilized for 97 million euros; (ii) provisions related to planned closures or downsizing of manufacturing facilities for 81 million euros and utilization for 51 million euros; (iii) other provisions for 33 million euros and utilization for 57 million euros. The 2001 provisions were mainly related to the restructuring of the Sector’s operations in Argentina.

     •  Agricultural and Construction Equipment Sector: (i) reserves for merger integration programs related to the Case Group acquisition were utilized during the year for 277 million euros and were increased for new restructuring actions for 48 million euros.

     •  Other Sectors: mainly due to (i) Commercial Vehicles other provisions for 36 million euros and utilization for 9 million euros; (ii) Aviation provisions related to planned closures of manufacturing facilities and other charges for 16 million euros and 14 million euros, respectively.

     During 2002, the Group’s restructuring reserves under Italian GAAP increased from 688 million euros to 731 million euros, due to the following restructuring programs:

     •  Automobiles sector: (i) headcount reduction costs provided for 289 million euros, and utilized during the year for 122 million euros, relating to a new restructuring provision approved in 2002 (“The 2002 Automobiles Sector Restructuring provision”) for the whole sector. This program provides for the reduction of about 8.000 employees (of which about 4,600 left during 2002); (ii) provisions related to planned closures or downsizing of manufacturing facilities for 60 million euros (utilizations amount to 50 million euros). Such programs mainly include further restructuring actions relating to Fiat Auto Argentina; (iii) other provisions (relating to “The 2002 Automobiles Sector Restructuring provision”) for about 24 million euros (utilizations total 16 million euros).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     •  Agricultural and Construction Equipment Sector: (i) reserves for merger integration programs related to the Case Group acquisition have been utilized during the year for 124 million euros and were increased for new restructuring actions for 41 million euros.

     •  Other Sectors: mainly due to (i) Commercial Vehicles other provisions (relating to restructuring programs of French subsidiaries) for 37 million euros and utilization for 21 million euros; (ii) Components other provisions (relating to downsizing programs for Italian subsidiaries MM Powertrain S.p.A. and Sistemi e Sospensioni S.p.A.) for 50 million euros and utilization for 42 million euros.

     The movements of the Restructuring provision under Italian GAAP are detailed as follows:

					Exchange
			Changes in	Utilization/	rate	Other
	At 12.31.2000	Additions	Estimates	Reversals	differences	changes	At 12.31.2001

Headcount reduction	128	39	—	(114)	—	33	86
Plant rationalization	146	104	—	(59)	(30)	4	165
Other provisions	679	133	(57)	(362)	17	27	437

Total	953	276	(57)	(535)	(13)	64	688

					Exchange
			Changes in	Utilization/	rate	Other
	At 12.31.2000	Additions	Estimates	Reversals	differences	changes	At 12.31.2001

Headcount reduction	86	325	29	(177)	(8)	12	267
Plant rationalization	165	85	1	(58)	(28)	(13)	152
Other provisions	437	91	(44)	(118)	(52)	(2)	312

Total	688	501	(14)	(353)	(88)	(3)	731

     In connection with the 2001 restructuring plans, the Group wrote-off certain assets related to the Automobiles and Commercial Vehicles Sectors during 2001 of approximately 300 million euros. As these write-offs were directly recorded against the corresponding asset account, they are not included in the analysis of the restructuring provision presented above.

     In connection with the 2002 restructuring plans, the Group wrote-off certain assets related to the Automobiles, Commercial Vehicles, Metallurgical Products, Components and Production System Sectors during 2002 of approximately 227 million euros. As these write-offs were directly recorded against the corresponding asset account, they are not included in the analysis of the restructuring provision presented above.

     The U.S. GAAP adjustment primarily relates to the different time allowed under the Group’s accounting policy and U.S. GAAP for the use of restructuring reserves. Under U.S. GAAP, the time frame for use of restructuring reserves should not be more than one year. Under Group policies, the use of restructuring reserves does not have a specified limited time frame. The reconciling item eliminates restructuring reserves that the Group does not plan to use in one year.

     (o)  Accounting for deferred income taxes - The Group policy for accounting for deferred income taxes is described in the notes “Principles of consolidation and significant accounting policies” and Note 10 “Reserves for risks and charges” and is similar to U.S. GAAP. Accordingly, the tax charges and deferred tax balances reflected in the Group’s consolidated financial statements are largely the same as those determined in accordance with U.S. GAAP, with only minor differences reflected in the reconciliation.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     This item also includes the deferred tax effects associated with other U.S. GAAP adjustments, where applicable.

     (o.i) Effective tax rate disclosure - A reconciliation of the statutory and effective tax charge as determined using the Group’s accounting policies can be found in Note 20 “Income taxes”. In 2000, the effective tax rate as determined using such policies was 44.9%; due to the loss reported by the Group in 2002 and 2001, the presentation of the effective tax rate for these years is not significant.

     In 2000, the effective tax rate on a U.S. GAAP basis would have been 38.3%. The difference between the U.S. GAAP effective tax rate and that determined in accordance with the Group’s accounting policies generally results from the deferred tax effects of the reconciling items impacting net income for each year.

     (o.ii) Components of income before taxes - Components of income before taxes on an Italian GAAP basis are as follows:

	2002	2001

	(in millions of euros)
Italy	(2,678)	555
Foreign	(2,139)	(1,052)

	(4,817)	(497)

     (o.iii) Analysis of deferred tax assets and liabilities - Deferred tax liabilities (assets), as determined on a U.S. GAAP basis, before giving effect to minority interests, are comprised of the following:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

	At December 31,

	2002	2001

	(in millions of euros)
Deferred tax liabilities:
Depreciation and amortization	660	654
Inventories	68	10
Writedown of investments	85	59
Deferral of tax on gains on sales	286	205
Other	1,170	826

Total deferred tax liabilities	2,269	1,754

Deferred tax assets:
Inventories	(158)	(123)
Warranties	(201)	(208)
Bad debt reserves	(189)	(273)
Restructuring and risk reserves	(496)	(595)
Other reserves	(828)	(319)
Postretirement benefits	(222)	(345)
Adjustments to financial assets	(1,056)	(38)
Other	(858)	(503)

	(4,008)	(2,404)
Loss carryforwards, tax effect	(3,646)	(2,938)

Deferred tax assets before valuation allowance	(7,654)	(5,342)
Deferred tax asset valuation allowance	3,166	2,103

Total deferred tax assets	(4,488)	(3,239)

Net deferred tax assets	(2,219)	(1,485)

     As indicated in the note “Principles of consolidation and significant accounting policies”, the Group records net deferred tax assets and liabilities in other assets and other liabilities reserves, respectively. U.S. GAAP would require such deferred tax amounts pertaining to non current assets or non current liabilities for financial reporting or amounts expecting to reverse beyond one year, if not directly associated with an applicable asset or liability, to be classified as non current.

     A valuation allowance is provided for deferred tax assets which, in management’s opinion, are more likely than not to expire unutilized and on deferred tax assets on tax loss carryforwards that do not expire but for which the Group is not presently able to assure sufficient future profitability. Tax loss carryforwards totaled 10,846 million euros at December 31, 2002. The following details the expiration of the tax loss carryforwards.

Year of expiration	% Expiring

2003	3
2004	5
2005	4
2006	2
2007 and beyond	86

Total	100

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     Realization of the total deferred tax assets of 7,656 million euros is dependent on generating sufficient taxable income in respective tax jurisdictions prior to expiration of certain tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that 4,488 million euros of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     Provision has not been made for income taxes on revaluation and other reserves which could be subject to taxation if distributed in the future, as the conditions which could give rise to such tax liability are not expected to occur. The distribution of such reserves would require the approval of the stockholders at an extraordinary meeting and would be a highly unusual event for an Italian company the size of the Fiat Group. The amount for which deferred taxes have not been provided relating to such reserves approximated 127 million euros at December 31, 2002 (143 million euros at December 31, 2001). The Group believes that such tax is unlikely to be paid based upon the above factors and the tax strategies available to the Group’s Italian subsidiaries.

     Provision has not generally been made for additional taxes on the undistributed earnings of foreign subsidiaries. In most cases such earnings will continue to be reinvested. These earnings could become subject to additional tax if they were remitted as dividends or if the Group were to sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Group believes available Italian tax credits would largely eliminate any Italian tax and offset foreign tax on such earnings.

     (p)  Treasury stock transactions - As described in “Principles of consolidation and significant accounting policies”, the Group accounts for treasury stock as an asset and records related valuation adjustments and gains or losses on disposal in the statement of operations in accordance with Italian GAAP. This treatment differs from U.S. GAAP, which requires that treasury stock be deducted from stockholders’ equity and that all movements in treasury stock be recorded in stockholders’ equity rather than net income. As described in Notes 3 and 6, under Italian GAAP the Group recorded an impairment charge of 107 million euros in the statement of operations for 2002 which has been eliminated from income for U.S. GAAP purposes and debited directly to stockholders’ equity account

     (q)  Accounting for insurance activities - Accounting policies related to the Group’s insurance activities are explained in “Principles of consolidation and significant accounting policies”. Certain of these policies differ from the requirements of U.S. GAAP. The principal differences relate to the actuarial methods and assumptions used to determine life insurance policy reserves, as well as accounting for policy acquisition costs and for investments

     In periods to December 31, 2001, the Company determined that the effects of such differences did not have a significant impact on the consolidated net income and stockholders’ equity reported in the consolidated financial statements through that date.

     For the purposes of determining the approximate stockholders’ equity and net loss as of and for the year ended December 31, 2002 in accordance with U.S. GAAP, the Company has quantified the effects of accounting for the portfolio of life insurance policies in accordance with the detailed requirements of SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”, and SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” by applying the specific models and economic parameters required by U.S. GAAP in the calculation of life insurance policy reserves. In addition,

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

policyholder liabilities, deferred acquisition costs, provisions for unearned revenue liabilities and provisions for the future profits of the portfolios as of the date of acquisition of each business have been recomputed by applying assumptions consistent with the requirements of U.S. GAAP.

     Such application of the detailed requirements of U.S. GAAP as of and for the year ended December 31, 2002 resulted in an increase in stockholders’ equity of approximately 320 million euros and an increase in the net loss for the year of 3 million euros, before tax effects of approximately 110 million euros and 1 million euros, respectively. The net effect of application of U.S. GAAP methodologies as of December 31, 2001 was quantified at approximately 212 million euros (net of taxes of 111 million euros), which amount has been credited to retained earnings and reserves in the statement of changes in U.S. GAAP stockholders’ equity for the year ended December 31, 2002.

     (r)  Other accounting differences - Other adjustments to reconcile Italian GAAP to U.S. GAAP primarily refer to differences on investments accounted for under the equity method and certain catastrophic risk insurance reserves that are recorded as liabilities under the Group accounting policies. In respect of this latter item SFAS No. 5 “Accounting for contingencies” prohibits the recognition of catastrophic provisions and the related Italian GAAP provision is reversed for U.S. GAAP purposes.

     (s)  Expense classification - The Group reports operating expenses by type of expense classification. The U.S. GAAP required presentation of the Group’s operating expenses, as determined on an Italian GAAP basis, is as follows:

	2002	2001	2000

	(in millions of euros)
Cost of sales	48,619	49,854	48,961
Selling, general and administrative expenses	5,782	6,149	6,108
Research and development expenses	1,748	1,817	1,725
Other operating expenses (income)	262	(132)	(94)

	56,411	57,688	56,700

     (t)  Other U.S. GAAP disclosures - Other disclosures required by accounting principles generally accepted in the United States are as follow:

     (t.i ) Borrowings - Short-term debt determined under Italian GAAP at December 31, 2002 and 2001, was 3,503 million euros and 8,861 million euros, respectively, with a weighted average interest rate of 5.3% and 5.8% at December 31, 2002 and 2001, respectively.

     (t.ii) Capital stock - In accordance with Italian law and the by-laws of Fiat S.p.A., the terms of the preference and savings shares of Fiat S.p.A. differ from those of its ordinary shares. In particular, the preference and savings shares have limited and no voting power, respectively, but receive preferences over ordinary shares in the event of liquidation. Savings shares are entitled to an annual dividend, when declared, of 0.31 euros per share, which is distributable from the earnings of Fiat S.p.A. as reported in its statutory financial statements, net of provisions for legal reserves (which earnings differ from the consolidated earnings of the Group). Depending upon the amount of statutory income remaining after the establishment of legal reserves and payment of statutory dividends on savings shares, preference shares are entitled to a dividend of 0.31 euros per share prior to the distribution of income to the ordinary

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

shareholders. In the event that sufficient statutory income is not available to distribute dividends to the savings shareholders, the minimum statutory dividends on such shares are cumulative for a period of two years. If statutory income remaining after the payment of dividends on savings and preference shares is sufficient, ordinary shares are entitled to a dividend of 0.155 euros per share. Subsequently, savings and ordinary shares may each receive an additional dividend of 0.155 euros per share. Thereafter, all savings, preference and ordinary shares participate equally in any dividends paid from remaining statutory income. In the absence of limitations posed by the level of statutory income available for distribution, the effect of application of the above provisions of the by-laws is that the dividend payable to the savings share will be 0.155 euros per share higher than that payable to the ordinary and preference shares. Neither the preference shares nor the savings shares are subject to any redemption provisions.

     Fiat S.p.A. has declared that it will not pay an annual dividend for the year ended December 31, 2002.

     The following table shows the movement on the issued and outstanding shares of Fiat S.p.A. between December 31, 2000 and December 31, 2002.

	At December 31,
	2000	Variation	2001	Variation	2002
		(number of shares in thousands)
Ordinary shares issued	367,400	—	367,400	65,820	433,220
Less: Treasury stock	(1,652)	(11,906)	(13,558)	(4,810)	(18,368)

Ordinary shares outstanding	365,748	(11,906)	353,842	61,010	414,852
Preference shares issued	103,292	—	103,292	—	103,292
Less: Treasury stock	(1)	—	(1)	1	—

Preference shares outstanding	103,291	—	103,291	1	103,292
Saving shares issued	79,913	—	79,913	—	79,913
Less: Treasury stock	(1,064)	(31)	(1,095)	10	(1,085)

Saving shares outstanding	78,849	(31)	78,818	10	78,828
Total Fiat shares issued	550,605	—	550,605	65,821	616,425
Less: Treasury stock	(2,717)	(11,937)	(14,654)	(4,799)	(19,453)

Total Fiat shares outstanding	547,888	(11,937)	535,951	61,022	596,972

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     (t.iii) Accumulated other comprehensive income (loss) – The components of accumulated other comprehensive income are as follows:

				At December 31,
	2002			2001			2000
				(in millions of euros)
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net

Foreign currency translation	(1,317)	—	(1,317)	22	—	22	389	—	389
Marketable securities	(317)	91	(226)	(312)	(44)	(356)	(129)	(84)	(213)
Minimum pension liability	(634)	194	(440)	(194)	84	(110)	1	—	1
Derivative instruments and hedging activities	(199)	(8)	(207)	(207)	15	(192)	—	—	—

Total accumulated other comprehensive income (loss)	(2,467)	277	(2,190)	(691)	55	(636)	261	(84)	177

     (t.iv) Extraordinary income and expenses – Extraordinary income and expenses recognized in the Group’s Consolidated Statement of Operations prepared in accordance with Italian GAAP would not qualify for classification as extraordinary item under U.S. GAAP, and could be classified either as operating or financial income or expense.

     (t.v) Commitments and contingencies – The Italian GAAP disclosures on the Group’s Commitments and contingencies appear in Note 14 “Memorandum accounts”. The following additional disclosures are required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34) (“FIN 45”).

     Product Warranties

     Fiat Group makes provisions for estimated expenses related to product warranties at the time products are sold. Estimated warranty costs for each product sold by the Group are accrued at the time the vehicle is sold to a dealer/client. Estimates for warranty costs are made based primarily on historical warranty claim experience. A summary of recorded activity for the years ended December 31, 2002 and 2001 for this provision is as follows:

	At December 31,
	(in millions of euros)
	2002	2001

Balance, beginning of year	877	1,008
Current year provisions	442	417
Claims paid and other adjustments	(478)	(548)
Balance, end of year	841	877

     (t.vi) Long lived assets – The Group evaluates its long-lived assets (excluding goodwill) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by a two step method: first comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or group of assets; second, if the asset (or group of assets) failed this test, the asset fair value must be evaluated. The impairment to be recognized in the Group’s financial statements is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

     As of December 31, 2002, in connection with the 2002 restructuring plans, the Group recorded impairment charges on certain assets related to the Automobiles, Commercial Vehicles, Metallurgical Products, Components and Production System Sectors of approximately 227 million euros.

     (t.vii) Maintenance and advertising expenses – As disclosed in Note 21, maintenance and advertising costs charged to income in 2000 amounted to 808 and 1,147 million euros, respectively.

     (t.viii) Classification of assets under Italian GAAP - Under Italian GAAP assets are classified in relation to their economical destination as Fixed Asset or Current Asset. Under U.S. GAAP items that are expected to be realized in one year are classified as Current while items that are expected to be realized in more than one year are classified as non Current. Therefore what is classified as Current Asset under Italian GAAP would not necessarily qualify for the same classification under U.S. GAAP.

     (t.ix) Impairment of long lived assets - In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), for U.S. GAAP purposes only. This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. As required by SFAS No. 144, the Group adopted this new accounting standard on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on its consolidated financial statements.

     (u)  Stock-based compensation – For U.S. GAAP purposes, the Group has adopted the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and no compensation expense for stock options has been recognized in 2002, 2001 and 2000 as all options granted had an exercise price equal to (or lower than) the market value of the underlying common stock at the date of the grant. For disclosure purposes only under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), the Black-Scholes pricing model was used to calculate the “fair value” of stock options.

     At December 31, 2002, Fiat S.p.A. (the Group Parent Company) had seven stock based compensation plans, summarized below.

     On March 30, 1999, the Board of Directors of Fiat S.p.A. approved a first stock option plan, referred to as “Stock Options 1999”, and its underlying provisions, thereby issuing to employees with the title of Direttore, options to purchase up to 1,248,000 ordinary shares at a price of 28.04 euros per share. The options issued under Stock Options 1999 vest 50% on April 1, 2001 and 100% on April 1, 2002 and expire March 31, 2007.

     In February 2000, a second plan, “Stock Options 2000”, was approved, providing Direttori and certain other executives with options to purchase up to 5,158,000 ordinary shares at a price of 30.18 euros per share. The options issued under Stock Options 2000 vest at up to 25% per year for the first four years beginning February 18, 2001, and expire on February 18, 2008.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     A third plan, “Stock Options February 2001”, was approved on February 27, 2001. This plan provided the top level of management with options to purchase up to 785,000 ordinary shares at a price of 26.68 euros per share. The options vest at up to 25% per year for the first four years beginning on February 27, 2002, and expire on February 27, 2009.

     “Stock Options October 2001”, a fourth plan, was approved on October 31, 2001. This plan provided all managers with options to purchase up to 5,417,000 ordinary shares at a price of 17.74 euros per share. The options vest at up to 25% per year for the first four years beginning on October 31, 2002, and expire on October 31, 2009.

     On February 28, 2002, the Board of Directors of Fiat S.p.A. approved a fifth plan (“Stock Options February 2002”) providing the top level of the management options to purchase up to 170,000 ordinary shares at a price of 15.57 euros per share. The options vest at up to 25% per year for the first four years beginning on February 28, 2003, and expire on February 28, 2010.

     “Stock Options June 2002”, a sixth plan, was approved on June 27, 2002. This plan provided top managers with options to purchase up to 150,000 ordinary shares at a price of 12.96 euros per share. The options vest at up to 50% per year for the first four years beginning on June 27, 2004 and expire on June 27, 2010.

     In September 2002, a seventh plan, “Stock Options September 2002”, was approved, providing the managers with options to purchase up to 6,100,000 ordinary shares at a price of 11.16 euros per share. The options issued under Stock Options September 2002 vest at up to 25% per year for the first four years beginning September 12, 2003, and expire on September 12, 2010.

     If a compensation cost for the above mentioned stock option plans for each of the three years ended December 31, 2002 had been determined based on the fair value of each set of options at the grant date as required by SFAS No. 123, using the Black Scholes option-pricing model, the Group’s pro forma net loss and net loss per share amounts as determined on a U.S. GAAP basis would have been as follows:

	For the years ended December 31,
	2002	2001	2000

Approximate Net income (loss) in accordance with U.S. GAAP as reported	(3,832)	(837)	880
Stock-based compensation expense	(17)	(9)	(7)

Pro-forma Net income (loss)	(3,849)	(846)	873

Basic and diluted EPS per ordinary and preference shares as reported	(6.76)	(1.56)	1.58
Basic and diluted EPS per ordinary and preference shares pro-forma	(6.79)	(1.58)	1.57
Basic and diluted EPS per savings share as reported	(6.76)	(1.41)	1.74
Basic and diluted EPS per savings share pro-forma	(6.79)	(1.42)	1.73

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     For options outstanding at December 31, 2002 the range of exercise prices was between 11.16 and 30.18 euros. The weighted average exercise price was 18.80 euros.

		For the years ended December 31,
	2002		2001		2000

		Exercise		Exercise		Exercise
	Shares	price (*)	Shares	price (*)	Shares	price (*)

Outstanding at the beginning of the year	12,608,500	24.77	6,406,000	30.20	1,248,000	28.45
Granted during the year	6,420,000	11.32	6,202,500	19.15	5,158,000	31.67
Expired during the year	(3,236,800)	25.77	—		—	n.a.
Exercised during the year	—	n.a	—	n.a.	—	n.a.
Outstanding at the end of the year	15,791,700	18.80	12,608,500	24.77	6,406,000	30.20
Exercisable at the end of the year	3,784,575	25.86	1,913,500	29.92	—	n.a.

     *   Weighted average exercise price of outstanding options. As of January 14, 2002, following the capital increase, option exercise prices have been adjusted by a factor determined by the Borsa Italiana, which amounts to 0.98543607.

     The fair value of each options grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Stock		Stock	Stock	Stock
	Options	Stock	Options	Options	Options	Stock	Stock
	September	Options	February	October	February	Options	Options
	2002	June 2002	2002	2001	2001	2000	1999

Risk free interest rate	4.2%	4.2%	4.1%	4.0%	3.9%	3.7%	3.5%
Dividend yield	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Stock price volatility	31.1%	31.4%	31.7%	32.1%	33.2%	33.0%	31.7%
Option life (years)	8	8	8	8	8	8	8

     (v)  Segment information - Information on the industry sectors and geographic areas in which the Group operates is included in Notes 15 and 21. The industry sectors reported therein represent the manner in which Group management organizes its internal reporting and, therefore, forms the primary basis from which operating decisions are made and operating performance is assessed.

     Additional information required by U.S. GAAP, which is not presented in Notes 15 and 21, is included herein.

     The Group is organized on the basis of the products and services which it offers. Specifically, the Group is engaged principally in the manufacture and sale of automobiles (passenger cars ranging from subcompacts to full-sized vehicles and light commercial vehicles), agricultural and construction equipment (agricultural tractors, combine harvesters, other agricultural equipment, compact loaders, excavators, dozers and other construction equipment), and commercial vehicles (various commercial vehicles in the light-, medium- and heavy-ranges, buses and firefighting vehicles, and diesel engines) and therefore is organized and managed among these activities which represent its primary operating Sectors and, likewise, its reportable segments. Additionally, the Group manufactures, for use by these

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

aforementioned segments and by third parties, other products and systems, principally components (dashboards, engine control systems, lighting, and exhaust systems), metallurgical products (iron, magnesium and – to September 2002 – aluminum castings and hot and cold forged steel components), and production systems (metal working systems, mechanical assembly systems, body welding and assembly systems, molding, pressing and handling systems and other engineering systems) which, together with the Ferrari luxury sports car business form its automotive-related activities Sector. Also, the Group separately manages its insurance activities which are represented by the insurance Sector (life and casualty insurance products), as another one of its reportable segments. Lastly, the Group is involved in the production of aviation equipment (engine parts, components and maintenance for commercial and military aircraft, and space propulsion systems), and publishing and communications (a daily newspaper and sale of advertising in print media) and business services; for purposes of reporting these businesses, the Group has made an aggregation of these operations as “Other Diversified Sectors”. “Other Companies, Eliminations and Adjustments” includes holding companies and other companies which provide services to the Group, together with consolidation and other adjustments.

     The following tables summarize the additional financial data by geographic area and by industry sector for each of the three years in the period ended December 31, 2002, which is not already provided in Notes 15 and 21. All amounts presented in the accompanying tables have been derived from the financial statements prepared in accordance with Italian GAAP.

     (v.i) Information by Geographic Area

     Net sales, revenues and total assets by area of origin or asset location are as follows (in millions of euros):

		Europe
		(excluding	North
	Italy	Italy)	America	Mercosur	Other areas	Consolidated

2002:
Net sales and revenues (*):
Domestic	17,686	11,181	6,055	3,320	1,611	39,853
Export	11,998	2,333	272	322	871	15,796

Total	29,684	13,514	6,327	3,642	2,482	55,649

Total assets	48,497	26,757	12,013	3,451	1,803	92,521

2001:
Net sales and revenues (*):
Domestic	17,688	11,973	6,132	4,165	1,238	41,196
Export	12,588	2,031	766	426	999	16,810

Total	30,276	14,004	6,898	4,591	2,237	58,006

Total assets	45,727	30,312	15,353	6,939	2,418	100,749

2000:
Net sales and revenues (*):
Domestic	17,002	11,447	5,919	4,290	1,188	39,846
Export	13,449	2,204	987	681	388	17,709

Total	30,451	13,651	6,906	4,971	1,576	57,555

Total assets	42,952	27,677	15,584	7,312	2,230	95,755

     (*) Net sales and revenues shown above include the change in contract work in progress of 222 million euros, 431 million euros and (48) million euros, in 2002, 2001, and 2000, respectively. In addition, net sales and revenues shown above are to third parties only, and exclude intersegment sales between consolidated subsidiaries which in 2002, 2001 and 2000 amounted to 4,012 million euros, 5,245 million euros and 6,080 million euros, respectively. Such sales between geographical areas are generally within the same industry sector and are accounted for at prices which approximate prices to unaffiliated customers in the same markets.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     (v.ii) Information by Industry Sector

     Certain information pertaining to the Group’s industry sectors is presented in Note 21. Certain other information not included therein but required by U.S. GAAP is as follows (in millions of euros):

							Other
							Companies,
		Agricultural		Automotive			Eliminations
		and		Related		Other	and
		Construction	Commercial	Activities	Insurance	Diversified	Adjustments
	Automobile	Equipment	Vehicles	(**)	(***)	Sectors	(*)	Consolidated

2002:
Expenditures for intangible assets and deferred charges	168	55	79	56	58	48	139	603

Total investments	1,756	365	101	54	1,491	1,214	(209)	4,772

2001:
Expenditures for intangible assets and deferred charges	135	9	65	127	110	149	17	612

Total investments	1,865	298	127	131	1,909	1,260	3,136	8,726

2000:
Expenditures for intangible assets and deferred charges	145	461	224	77	41	50	655	1,653

Total investments	783	307	189	202	1,450	83	3,463	6,477

          (*) The column “Other Companies, Eliminations and Adjustments” also includes the Rolling Stock and Railway Systems Sector which was deconsolidated from the Group financial statements as from August 1, 2000.

          (**) The data shown includes the values of the Ferrari Sector, previously included in the column “Other companies, eliminations and adjustments”. The amounts relating to 2001 and 2000 were reclassified on a consistent basis.

          (***) As disclosed in “Principles of consolidation and significant accounting policies”, starting from 2002 investments for the benefit of life insurance policyholders, where the policyholders bears the risk, and pension plan asset are presented under a separate caption. The amounts for 2001 and 2000 were subsequently reclassified.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     An analysis of information presented by the Automotive related activities is as follows:

			Production	Metallurgical	Total Automotive
	Ferrari	Components	Systems	Products	Related Activities

2002
Net sales and revenues:
Third parties	1,194	2,085	1,763	1,411	6,453
Intersegment	14	1,203	557	128	1,902

Total	1,208	3,288	2,320	1,539	8,355

Operating income (loss)	70	(16)	(101)	27	(20)
Depreciation and amortization	77	190	64	93	424
Capital expenditures	176	148	20	78	422

Total Assets	897	2,752	4,763	857	9,269

Expenditures for intangible assets and deferred charges	13	21	21	1	56

Total investments	1	18	3	32	54

2001
Net sales and revenues:
Third parties	1,040	2,438	1,510	1,429	6,417
Intersegment	18	1,635	708	323	2,684

Total	1,058	4,073	2,218	1,752	9,101

Operating income (loss)	62	(74)	60	15	63
Depreciation and amortization	76	207	63	109	455
Capital expenditures	125	240	38	151	554

Total Assets	844	3,551	5,537	1,936	11,868

Expenditures for intangible assets and deferred charges	19	23	25	60	127

Total investments	—	69	3	59	131

2000
Net sales and revenues:
Third parties	881	2,495	1,666	1,420	6,462
Intersegment	12	1,956	774	453	3,195

Total	893	4,451	2,440	1,873	9,657

Operating income (loss)	45	55	87	101	288
Depreciation and amortization	64	214	57	106	441
Capital expenditures	52	231	36	182	501

Total Assets	676	3,655	4,927	1,947	11,205

Expenditures for intangible assets and deferred charges	13	36	18	10	77

Total investments	—	117	4	81	202

     The effects of U.S. GAAP adjustments on the analysis of operating income (loss) by segment presented in Note 21 for the Group’s automotive Sectors - Automobiles, Agricultural and Construction Equipment and Commercial Vehicles -would have been as follows: (i) for the Automobiles Sector, to decrease operating result for the years ended December 31 2002, 2001 and 2000 by approximately 95 million euros, 211 million euros and 40 million euros, respectively; (ii) for the Agricultural and Construction Equipment Sector to increase the operating profit for the year ended December 31, 2002 by approximately 150 million euros and to decrease the operating profit for the years ended December 31, 2001 and 2000 by 17 million euros and 18 million euros, respectively; (iii) for the Commercial Vehicles Sector, to decrease operating profit for the years ended December 31 2002, 2001 and 2000 by approximately 1 million euros, 29 million euros and 4 million euros, respectively. The U.S. GAAP adjustments would not have materially affected the sales, capital expenditures or identifiable assets of any Sector.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     (w)  New accounting standards – As described in “Principles of consolidation and significant accounting policies”, the Group’s accounting policies respect the requirements set forth by Italian Law (Legislative Decree No. 127 of April 9, 1991), interpreted and supplemented by the Italian accounting principles issued by the National Boards of Dottori Commercialisti and of Ragionieri; in instances where such national standards are silent and not at variance, Group accounting policies reflect the accounting principles published by the International Accounting Standards Board (I.A.S.B.). Taken together, such requirements and principles are considered to represent generally accepted accounting principles in Italy or “Italian GAAP”.

     The following paragraphs summarize new accounting rules which may impact the Group’s consolidated financial statements in future periods.

     (w.i) International Accounting Standards – In July 2002, the European Parliament and the Council of the European Union adopted Regulation (EC) No. 1606/2002 on international accounting standards (“IAS Regulation”) requiring listed companies within the European Union, such as Fiat, to prepare their consolidated financial statements in accordance with International Accounting Standards from 2005.

     The Fiat Group is working to meet these future requirements but has not yet completed its evaluation of the current body of International Accounting Standards and has not assessed the impact of full adoption of such standards on its financial position or results of operations.

     (w.ii) U.S. GAAP -

     In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS No. 143, the Group will adopt this new accounting standard on January 1, 2003, for U.S. GAAP purposes only. The adoption of SFAS No. 143 will not have a material impact on it’s the Group’s consolidated financial statements.

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002”. This statement eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion n. 30, “Reporting Results of Operations”. This statement also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncement. Fiat Group implemented SFAS No. 145 on January 1, 2003. Management believes the adoption of SFAS No. 145 will not have a material impact on the Group’s financial statements.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirements that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in that statement was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective, on a prospective basis, for exit or disposal activities initiated by the Group after December 31, 2002. The Fiat Group is in the process of assessing what impact, if any, SFAS No. 146 may have on its consolidated financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure (an amendment of FASB Statement No. 123) (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Fiat Group has complied with the disclosure requirements of SFAS No. 148 as of December 31, 2002. The Fiat Group will continue to use the intrinsic value method of accounting for stock-based employee compensation in 2003.

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34) (“FIN 45”). Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”, which is being superseded. The Fiat Group will adopt the initial recognition and initial measurement provisions of FIN 45 on January 1, 2003. The Fiat Group is evaluating the impact the adoption of FIN 45 will have on its financial statements. The disclosure requirements of Interpretation No. 45, which were required immediately, did not have a material effect on it’s the Group’s consolidated financial statements for the year ended December 31, 2002.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (an interpretation of ARB No. 51)” (“FIN 46”) which provides consolidation guidance for certain Variable Interest Entities (“VIE”) in which equity investors of the VIE do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the VIE to finance its activities independently. FIN 46 requires each enterprise involved with a special purpose entity to determine whether it provides financial support to the special purpose entity through a variable interest. Variable interests may arise from financial instruments, service contracts, minority ownership interests or other arrangements. If an entity holds a majority of the variable interests, or a significant variable interest that is considerably more than any other party’s variable interest, that entity would be the primary beneficiary and would be required to include the assets, liabilities and results of operations of the special purpose entity in its consolidated financial statements. The Fiat Group has not completed its evaluation of FIN 46 and has not assessed the impact the adoption may have on its consolidated financial position or results of operations.

     In April 2003, the FASB issued FASB Statement No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”) which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (i) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (ii) clarifies when a derivative contains a financing component, (iii) amends the definition of an underlying to conform it to the language used in FIN 45 and (iv) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively. The Group will adopt the provisions of SFAS 149 on July 1, 2003. However, it does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

     In May 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could have accounted for as equity and requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely: (i) mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets; (ii) instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; (iii) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Group is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     (x)  Subsequent events –

     In January 2003 Iveco signed an agreement to sell 100% of Fraikin’s shares capital to Eurazeo.

     In February 2003, Business Solutions S.p.A. agreed to sell to Risanamento S.p.A. (Zunino Group) a package of properties and equity investments in real estate companies that includes a controlling interest (about 56%) in IPI S.p.A.

     On March 11, 2003, Fiat signed an agreement with Capitalia, Banca Intesa, Sanpaolo IMI and Unicredito whereby Fiat agreed to sell to an entity controlled by these four banks a 51% controlling interest in Fidis Retail Italia S.r.l. and subsidiaries, a Fiat Group company that provides credit to consumers in Europe for the purchase of motor vehicles.

     In March 2003, Standard & Poor’s Rating Services assigned a BB+ rating with negative outlook to Fiat’s long-term debt. On the same occasion, Standard & Poor’s lowered the rating of Fiat’s short-term paper from A-3 to B. In the same month, Fitch Ratings lowered its rating of Fiat’s medium term debt from BBB- to BB+ and of Fiat’s short-term debt from F3 to B. Furthermore, on December 23, 2002, Moody’s Investors Service had lowered its rating of Fiat’s medium-term debt from Baa3 to Ba1. The rating of Fiat’s short-term paper was cut from Prime-3 (P-3) to Not Prime, with negative outlook.

     On March 22, 2003 the Board of Directors accepted the binding offer presented by the De Agostini Group for the purchase of 100% of Toro Assicurazioni.

     Further to an initial agreement reached in December 2002, at the end of March 2003 Fiat finalized the sale of the retail financing business of Fiat Auto Holdings in Brazil to the Itaù Group, a leading Brazilian financial institution.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2002, 2001 and 2000

     Unaudited

     In April 2003, Fiat and the Carlyle Group, a U.S. private equity fund, signed a memorandum of understanding for the sale of all the aerospace operations of FiatAvio.

     On May 27, 2003, pursuant to the agreement with four banks signed on March 11, 2003 which was referred to above, Fiat completed the sale of a 51% interest in Fidis Retail Italia S.p.A. and of its interests in those subsidiaries operating in the Fiidis Retail Italia business for which regulatory approval of the sale had been received at that date. The transfer of the remaining assets contemplated by the agreement with the banks, and payment by the banks of additional consideration, will take place in the second half of 2003, once the required regulatory approvals have been received.

     On June 26, 2003, in connection with its approval of the Relaunch Plan, the Board of Directors approved a capital increase to be effected by means of a rights offering that will not be registered under the U.S. Securities Act of 1933, which Fiat expects to launch in July. The increase will be carried out through the issuance of a maximum of 368,457,108 new Ordinary Shares that will be offered on a preemptive basis to current shareholders at a price of  €5 euros per share and at a ratio of three new Ordinary Shares for every five shares held of any class.

THE FIAT GROUP
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2002, 2001 and 2000
(in millions of euros)

	Balance at	Charged to	Charged	Deductions	Balance
	beginning	costs and	to other	and	at end of
	of period	expenses	accounts	other	period

2002:
Trade receivables	609	140	(26)	(174)	549
Financial receivables	672	237	(4)	(382)	523
Marketable securities	9	—	—	—	9
Restructuring reserve	688	501	(91)	(367)	731
2001:
Trade receivables	592	206	(29)	(160)	609
Financial receivables	594	334	(10)	(246)	672
Marketable securities	10	15	—	(16)	9
Restructuring reserve	953	276	51	(592)	688
2000:
Trade receivables	523	135	96	(162)	592
Financial receivables	513	340	34	(293)	594
Marketable securities	19	7	—	(16)	10
Restructuring reserve	96	777	341	(261)	953

INDEPENDENT AUDITORS’ REPORT
Italian statutory consolidated financial statements

To The Board of Directors
of Fiat S.p.A.

We have audited the Italian statutory consolidated balance sheet of Magneti Marelli S.p.A. and subsidiaries (the “Group”) as of December 31, 2000 and the related consolidated statement of operations for the year ended December 31, 2000. These financial statements (not presented separately herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain subsidiaries which statements represent assets constituting 7% and total revenues constituting 6% of the related consolidated totals as of December 31, 2000. Those statements were audited by other auditors whose reports have been furnished to us and, our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the Italian statutory consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magneti Marelli S.p.A. and subsidiaries as of December 31, 2000 and the consolidated results of their operations for the year ended December 31, 2000, in conformity with the accounting principles governing the presentation of the statutory consolidated financial statements in Italy.

Reconta Ernst & Young S.p.A.

Turin, April 4, 2001

Report of independent accountants

To the Board of Directors and Stockholders of Fiat S.p.A.

We have audited the consolidated balance sheet of Toro Assicurazioni S.p.A. and subsidiaries as of 31 December 2000, and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the year then ended, all expressed in Euro. Such financial statements were previously provided to you and are not enclosed herewith. These consolidated financial statements are the responsibility of the Company’ s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain consolidated companies, which statements reflect total assets constituting 32.7% of consolidated total assets as of 31 December 2000 and 41.5% of consolidated gross premiums. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Toro Assicurazioni S.p.A. and subsidiaries as of 31 December 2000 and the result of their operations and their cash flows for the year then ended in conformity with the Italian law governing consolidated financial statements.

KPMG S.p.A.

Turin, 2 April 2001

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT S.p.A. (Registrant)

/s/ FERRUCCIO LUPPI
FERRUCCIO LUPPI
Chief Financial Officer

Date: June 30, 2003

CERTIFICATIONS

I, Giuseppe Morchio, certify that:

1.	I have reviewed this annual report on Form 20-F of Fiat S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ GIUSEPPE MORCHIO

Giuseppe Morchio
Chief Executive Officer
June 30, 2003

I, Ferruccio Luppi, certify that:

1.	I have reviewed this annual report on Form 20-F of Fiat S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

i.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

ii.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

iii.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

i.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

ii.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ FERRUCCIO LUPPI

Ferruccio Luppi
Chief Financial Officer
June 30, 2003