Form 20-F
period 2003-12-31
FIAT S P A
filed 2004-06-30
CIK 842317

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
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

800,417,598 ordinary shares, 103,292,310
preference shares and 79,912,800 savings shares

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

TABLE OF CONTENTS, continued

Accounting Principles and Reporting Currency

     Beginning with the fiscal year ended December 31, 1999, we publish our Consolidated Financial Statements in euros (“€”), the official common currency of twelve Member States of the European Union (the “EU”), including Italy. In this annual report, references to “dollars,” “U.S.$” or “$” are to United States dollars. Amounts stated in dollars, unless otherwise indicated, have been translated from euros at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from euros at the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2003 (the last business day of 2003) of $1.2597 per €1.00. Such rate may differ from the actual rates we used in preparing our Consolidated Financial Statements included in Item 18 and dollar amounts used in this annual report may differ from the actual dollar amounts that were translated into euros in the preparation of our financial statements. For information regarding recent rates of exchange between euros and dollars, see Item 3. “Key Information — Selected Financial Data — Exchange Rates”.

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

     Certain of the financial measures we use to evaluate our financial and operating performance are considered to be non-GAAP measures, including our net financial position and gross indebtedness as calculated for purposes, among other things, of financial targets agreed with our lenders, as well as measures such as our net indebtedness and other measures our management uses to isolate and evaluate various components of our financial management activities, which we refer to as “results of financial management activities” and “results of equity investments”. Where we discuss these measures, we also first discuss the most nearly comparable Italian GAAP financial measures and present a reconciliation of the relevant non-GAAP measure to the most directly comparable Italian GAAP financial measure. See Item 5. “Operating and Financial Review and Prospects” for additional information on these measures and the required reconciliation of each of them to the most comparable Italian GAAP measure.

     We are a corporation organized under the laws of the Republic of Italy. As used in this Annual Report, unless the context otherwise requires, the terms “Fiat”, “Fiat S.p.A.” and the “Company” refer to Fiat S.p.A., and the terms “we”, “us” and “our” refer to the Company, and, as applicable, the Company and its consolidated subsidiaries.

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

     Any filing we make with the U.S. Securities and Exchange Commission may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by us or on our behalf, including statements concerning our future operating and financial performance, our share of new and existing markets, general industry and economic trends and our performance relative thereto, and our expectations as to requirements for capital expenditures and regulatory matters. Our outlook is predominantly based on our interpretation of what we consider to be the key economic factors affecting our businesses. Forward-looking statements regarding our businesses rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors (many of which are outside our control) that could cause actual results to differ materially from such statements, including:

•	the many interrelated factors that affect consumer confidence and worldwide demand for automotive and automotive-related products;

•	factors affecting the agricultural machinery business, including commodities prices, weather patterns and governmental policies;

•	general economic conditions in each of our markets, as well as changes in the level of interest rates and exchange rates;

•	legal and regulatory developments, particularly those relating to automotive-related issues, agriculture, the environment, international trade and commerce and infrastructure development;

•	actions of competitors in the various industries and markets in which we operate; and

•	production difficulties, which may arise from capacity and supply constraints, excess inventory levels, labor stoppages or slowdowns, political or civil unrest, military or terrorist action and other risks and uncertainties.

     We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

THE FIAT GROUP

     We are one of the largest industrial groups in Italy. We also have extensive operations in the rest of Europe and in other parts of the world.

     We are engaged principally in the manufacture and sale of automobiles, agricultural and construction equipment and commercial vehicles. We also manufacture other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, we are involved in other sectors, including publishing and communications and service operations. A detailed description of our business can be found in Item 4. “Information on the Company”.

     Our significant subsidiaries as of December 31, 2003, were:

•	Fiat Auto Holdings B.V. (“Fiat Auto”), a Dutch corporation that is the lead company of our automobiles sector, of which we hold approximately 90.0% of the voting shares;

•	CNH Global N.V. (“CNH”), a Dutch corporation that is the lead company of our agricultural and construction equipment sector, of which we hold 84.2% of the voting shares;

•	Iveco S.p.A. (“Iveco”), a wholly owned Italian corporation that is the lead company of our commercial vehicles sector;

•	Ferrari S.p.A. (“Ferrari”), an Italian corporation that produces luxury sports cars, including those produced by Maserati S.p.A. (“Maserati”), which is wholly owned by Ferrari; we own 56.0% of the voting shares of Ferrari, which we identified as a separate sector in 2002;

•	Magneti Marelli Holding S.p.A. (“Magneti Marelli”), a wholly owned Italian corporation that is the lead company of our automotive components sector;

•	Comau S.p.A. (“Comau”), a wholly owned Italian corporation that is the lead company of our production systems sector;

•	Teksid S.p.A. (“Teksid”), an Italian corporation that is the lead company of our metallurgical products sector, of which we hold 80.5% of the voting shares;

•	Itedi-Italiana Edizioni S.p.A. (“Itedi”), a wholly owned Italian corporation that is the lead company of our publishing and communications sector; and

•	Business Solutions S.p.A. (“Business Solutions”), a wholly owned Italian corporation that is the lead company of our services sector.

SELECTED FINANCIAL DATA

     We derived the following selected consolidated financial data at December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, from the audited Consolidated Financial Statements included in Item 18. Financial data at December 31, 2001, 2000 and 1999, and for each of the years in the two-year period ended December 31, 2000, have been derived from our published Consolidated Financial Statements not included herein.

     The financial data at December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, should be read in conjunction with Item 5. “Operating and Financial Review and Prospects”, and are qualified in their entirety by reference to the audited Consolidated Financial Statements and Notes thereto included in Item 18.

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

     The following selected consolidated financial data also reflect certain changes in our structure during the years presented. See “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18. In particular, the data for 2003 reflect the disposal and deconsolidation of the results of each of the following:

•	the activities of the Fraikin Group (“Fraikin”), a leading French provider of long-term leasing services for commercial vehicles, which Iveco sold to Eurazeo in the first quarter of 2003. The results of these activities were deconsolidated as of January 1, 2003.

•	IPI S.p.A., an Italian real estate company in which Business Solutions sold a 56% interest to Risanamento S.p.A. during the first quarter of 2003; these activities were deconsolidated as of January 1, 2003. We retained a 10% equity interest in IPI S.p.A., which is accounted for at its equity value as of the date of the sale of the controlling interest.

•	Fiat Auto’s retail financing activities in Brazil, which were sold to the Itaù banking group at the end of March 2003; its results were deconsolidated from March 31, 2003.

•	Toro Assicurazioni, the former lead company of our insurance sector, which together with its subsidiaries was sold to the DeAgostini Group effective as of May 2003. In 2003, the sector’s results of operations were consolidated only for the four-month period ended April 30, 2003.

•	Fidis Retail Italia, the company that controlled the European activities of Fiat Auto in the field of retail consumer financing for automobile purchases, following its sale to a company owned by the Italian banks Capitalia, Banca Intesa, SanPaoloIMI and Unicredito, as part of an agreement we signed on March 11, 2003. The results of Fiat Auto’s retail financing operations in Italy and certain other European countries were deconsolidated effective as of the end of May 2003, after the sale of 51% of Fidis Retail Italia in the first step of the transaction. Upon receipt of regulatory approvals, other automobiles sector financial companies were sold to Fidis Retail Italia in September and October 2003 as the second step of this transaction. The results of each of these companies were deconsolidated with effect from the date of our disposal of control over each such company.

•	Our aviation sector, formerly led by FiatAvio S.p.A., was sold to Avio Holding S.p.A., a company 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A.. In 2003, we consolidated FiatAvio’s results only for the six months ended June 30, 2003.

•	In addition, effective as of January 1, 2003, Iveco has accounted for the activities of Naveco, its 50-50 joint venture with the Yueijin Group for the production of light commercial vehicles and light buses, according to the equity method. These activities were previously accounted for using the proportional method.

•	As of January 1, 2002, CNH consolidated the construction equipment operations of Kobelco Construction Machinery America LLC, following CNH’s acquisition of 65% of this company as part of its strategic alliance with Kobelco.

•	Iveco fully consolidated Irisbus, its former joint venture with the Renault Group, on a line-by-line basis effective January 1, 2002, following Iveco’s purchase of an additional 15% interest, thereby increasing its interest to 65%. Iveco acquired the remaining 35% of Irisbus from Renault in December 2002.

•	The data for 2002 also reflect the deconsolidation of the results of each of our following former units:

•	Teksid’s aluminum business unit, which we sold in September 2002 to a pool of investors comprising the Questor Management Company, JPMorgan Partners and another private equity group, and deconsolidated as of September 30, 2002;

•	Magneti Marelli’s aftermarket operations, which distributed spare parts for the components sector, which we sold in March 2002 to Concordia Finance S.A., a company owned 45% by RGZ Magneti Marelli S.p.A. (“RGZ”), 25% by Interbanca and 30% by us, and deconsolidated as of January 1, 2002; and

•	Magneti Marelli Sistemi Elettronici S.p.A., the former automotive electronic systems unit of our components sector, which we sold to Mekfin in May 2002 and deconsolidated as of January 1, 2002.

•	In 2001, our then-insurance sector consolidated Lloyd Italico Assicurazioni S.p.A. and Lloyd Italico Vita S.p.A. following their acquisition by Toro Assicurazioni in April 2001, and also consolidated Augusta Assicurazioni S.p.A., effective as of January 1, 2002, which had previously been reported as one of our “Other Companies”.

•	Effective July 2001, together with other industrial and financial partners (including three Italian banks), we formed Italenergia S.p.A. (“Italenergia”), a company that acquired control of the Italian energy companies Montedison S.p.A. and Edison S.p.A. through tender offers. Our investment, representing a 38.6% stake in Italenergia, was accounted for under the equity method. In June 2002, we reduced our stake in Italenergia Bis S.p.A. (“Italenergia Bis”) (the new parent of Italenergia formed by Italenergia’s stockholders) to 24.6% in a transaction that is described in more detail in Item 4. “Information on the Company — Introduction — Strategies and Programs”. Italenergia was merged into Edison in September 2002. Italenergia Bis currently controls approximately 64% of Edison, which is an Italian listed company and Italy’s second-largest electricity company. We continue to account for our reduced stake in Italenergia Bis under the equity method.

•	The data for 2001 also reflect the deconsolidation of the results of each of:

•	Fenice S.p.A., formerly an environmental and energy service company in our services sector, which was deconsolidated effective July 1, 2001, as part of the transaction leading to the formation of Italenergia;

•	Certain of Fiat Auto’s activities that were transferred to Fiat-GM Powertrain B.V., a 50-50 joint venture with General Motors Corporation (“General Motors”) operating in the powertrain and transmission sector, in June 2001; and

•	Magneti Marelli’s former climate control division, following its divestiture as of January 1, 2001.

•	As of January 1, 2000, Case Corporation (“Case”), which we acquired in November 1999, was consolidated on a line-by-line basis. We also consolidated on a line-by-line basis the full year 2000 results of the Fraikin Group, a leading French provider of long-term leasing services for commercial vehicles, which was acquired by Iveco in October 1999, and those of certain other entities acquired during the period. As of August 1, 2000, we deconsolidated our former rolling stock and railway system sector, following the sale of 51% of Fiat Ferroviaria S.p.A. to the Alstom Group of France. We also deconsolidated Magneti Marelli’s former lubricants, mechanical components, and fuel systems divisions, for the period following their divestiture as of January 1, 2000, and Magneti Marelli’s former rearview mirror division, as of July 1, 2000.

•	On May 10, 1999, we completed the acquisition of the PICO (Progressive Tools & Industries Co.) Group (“PICO”), a leading U.S. manufacturer of body assembly systems for the automotive industry. The results of PICO have been consolidated on a line-by-line basis for all periods following the date of its acquisition.

STATEMENT OF OPERATIONS DATA

	Year ended December 31,
	2003	2003	2002	2001	2000	1999
	(in millions of
	dollars except per
	share data)	(in millions of euros except per share data)
Amounts in conformity with Italian GAAP:
Value of Production
Revenues from sales and services	$60,900	€48,346	€55,427	€57,575	€57,603	€48,402
Change in work in progress, semi-finished and finished product inventories	882	700	(816)	7	27	275
Change in contract work in progress	(1,354)	(1,075)	222	431	(48)	(279)
Additions to internally produced fixed assets	867	688	1,107	1,069	1,242	1,107
Other income and revenues	2,128	1,689	2,152	2,245	2,419	1,839

Total value of production	$63,423	€50,348	€58,092	€61,327	€61,243	€51,344

Operating income (loss)	(642)	(510)	(762)	318	855	788

Net income (loss)	$(2,393)	€(1,900)	€(3,948)	€(445)	€664	€353

Net income (loss) per share (basic and diluted) (1)	$(3.04)	€(2.41)	€(6.66)	€(0.84)	€1.19	€0.62
Amounts in accordance with U.S. GAAP:
Net income (loss)	$(3,614)	€(2,869)	€(3,832)	€(837)	€880	€31

Net income (loss) from continuing operations*	$(4,380)	€(3,477)	€(3,798)	€(1,125)	€689	€(95)

Income (loss) per ordinary and preference share and ordinary and preference ADR (basic and diluted)(1)(2)	$(4.80)	€(3.81)	€(6.52)	€(1.49)	€1.55	€0.06

Income (loss) per savings share and savings ADR (basic and diluted)(1)(2)
	$(4.80)	€(3.81)	€(6.52)	€(1.34)	€1.71	€0.22

Income (loss) from continuing operations* per ordinary and preference share and ordinary and preference ADR (basic and diluted)(1)(2)	$(5.82)	€(4.62)	€(5.46)	€(2.00)	€1.21	€(0.17)

Income (loss) from continuing operations* per savings share and savings ADR (basic and diluted)(1)(2)
	$(5.82)	€(4.62)	€(5.46)	€(1.85)	€1.37	€(0.01)

See notes on the following page.

BALANCE SHEET DATA

	At December 31,
	2003	2003	2002	2001	2000	1999
	(in millions of
	dollars except per	(in millions of euros except per share data)
	share data)	(shares outstanding in thousands)
Amounts in conformity with Italian GAAP:
Total assets	$78,997	€62,711	€92,521	€100,749	€95,755	€79,873

Total stockholders’ equity(3)	$8,557	€6,793	€7,641	€12,170	€13,320	€12,874

Capital stock	6,195	4,918	3,082	2,753	2,753	2,753
Dividends declared per share
Ordinary and preference	—	—	—	0.310	0.620	0.620
Savings	—	—	—	0.465	0.775	0.775
Shares outstanding (par value of €5 per share)(4)
Ordinary		800,418	433,220	367,400	367,400	367,400
Preference		103,292	103,292	103,292	103,292	103,292
Savings		79,913	79,913	79,913	79,913	79,913
Amounts in accordance with U.S. GAAP:
Stockholders’ equity	7,087	5,626	6,694	11,223	13,514	13,323

*	Under Italian GAAP, we are not required to restate or reclassify financial information presented in previous years to reflect significant divestitures. For purposes of U.S. GAAP, however, in accordance with SFAS No. 144, we are required to eliminate the results of operations and cash flows of certain divested operations from those of our continuing operations in presenting our U.S. GAAP results. For a detailed explanation, see Note 24(f.i) to the Consolidated Financial Statements included in Item 18.

(1)	Income (loss) per ordinary and preference share (and per ordinary and preference ADR) calculated in accordance with Italian GAAP and U.S. GAAP and income (loss) from continuing operations per ordinary and preference share (and per ordinary and preference ADR) have been calculated for U.S. GAAP purposes only in accordance with the provisions of IAS 33, “Earnings per Share” (“IAS 33”), and SFAS No. 128, “Earnings per Share” (“SFAS No. 128”), respectively, using the method for two-class ordinary shares and participating securities and are based on the weighted average number of ordinary, preference and savings shares outstanding during each year. Both SFAS No. 128 and IAS 33 require the presentation of both basic and diluted earnings per share. Due to the limited number of stock options outstanding and to the level of the stock market price of our shares during the year ended December 31, 2000 and 1999, the dilutive effect of stock options calculated using the treasury stock method has resulted in the amount of diluted earnings per share in that year equaling the amount of basic earnings per share. As a result of the net losses from continuing operations for the years ended December 31, 2003, 2002 and 2001, any calculation of diluted earnings per share would reduce the per-share loss. Therefore, for those years, diluted earnings per share is reported as equal to basic earnings per share.

(2)	Because our 2003 capital increase was conducted through a rights offering in which the subscription price to purchase one ordinary share was less than the market price of the share, SFAS No. 128 requires us to adjust retroactively the weighted average number of shares outstanding in calculating U.S. GAAP basic and diluted earnings per share for each period included, in order to reflect what for purposes of SFAS No. 128 is considered to have been an implicit stock dividend arising from the capital increase, equivalent to the difference between the subscription price and the market price at the time of the capital increase.

(3)	Stockholders’ equity, calculated in conformity with Italian GAAP, is net of minority interest.

(4)	Adjusted to reflect the reverse stock split effected in 1999. See Item 7. “Major Stockholders and Related Party Transactions —Description of Capital Stock”.

     Exchange Rates. Fluctuations in the exchange rate between euros and dollars will affect the dollar equivalent of euro prices of shares listed on the Italian Stock Exchange and, as a result, are likely to affect the market price of our American Depositary Receipts (“ADRs”) in the United States. Exchange rate fluctuations will also affect the dollar amounts received by holders of ADRs on the conversion into dollars by the depositary for the ADRs of any cash dividends declared and paid in lire or euros on the shares represented by the ADRs.

     The following table sets forth the Noon Buying Rate for euros expressed in dollars per euro rounded to the nearest one hundredth of a U.S. cent for the periods indicated.

				At
				Period
Year:	High	Low	Average(1)	End
1999			1.0588	1.0070
2000			0.9207	0.9388
2001			0.8909	0.8901
2002			0.9495	1.0485
2003			1.1411	1.2597
Month ending:
December 31, 2003	1.2597	1.1956
January 31, 2004	1.2853	1.2389
February 29, 2004	1.2848	1.2426
March 31, 2004	1.2431	1.2088
April 30, 2004	1.2358	1.1830
May 31, 2004	1.2274	1.1801

(1)	Average of the Noon Buying Rate for euros for the last business day of each month in the period.

     The Noon Buying Rate for euros on June 23, 2004, was $1.2090 = €1.00 or $1.00 = €0.8271.

RISK FACTORS

We have recorded significant losses in recent periods. Our future profitability and financial condition depend on the successful implementation of our relaunch initiatives

     Our future operating and financial performance will depend in large part on the success of a number of initiatives undertaken to address our decline in sales, increased competition and loss of market share in the automotive market. In particular, the success of these initiatives is a key element of our future profitability, which would be adversely affected if we are unable to complete them successfully. We recorded net losses of €1,900 million and €3,948 million in 2003 and 2002, respectively, as well as a net loss of €194 million in the first quarter of 2004. In response to these challenging conditions, our Board of Directors has approved a series of relaunch initiatives to be executed by management. These initiatives are focused on achieving significant improvements in our results over the period through 2006 through major investments in new products, research and development and the distribution network, as well as certain restructuring actions. They also provide for significant cost savings to be generated through reductions in materials and selling costs, further synergies from our industrial alliances and inter-sector cooperation, and the streamlining of our production facilities and overhead. See Item 4. “Information on the Company — Introduction — Relaunch Initiatives” for additional information. Any failure to implement a significant portion of these initiatives successfully, or to realize the anticipated benefits, could have a material adverse effect on our financial condition, results of operations and business prospects.

Our businesses are affected by cyclical economic conditions

     Our businesses depend upon general activity levels in our key industries, which historically have been highly cyclical. In addition, we generate a substantial portion of our revenues in Europe, and more particularly in Italy. Any event adversely affecting activity in the automotive industry, such as an economic downturn in a key market, an increase in energy prices, fluctuations in the prices of other commodities or raw materials or adverse shifts in sector-specific factors such as weather, interest rates, government policies (including environmental regulation) or infrastructure spending, could negatively affect our profitability and business prospects. The automobile market in Italy and the rest of Western Europe continued to weaken in 2003, and Fiat Auto suffered further losses in its market share. Our financial services businesses involve risks relating to changes in interest and inflation rates, consumer and dealer insolvency rates and the overall strength of the economies in which such businesses operate.

We operate in highly competitive industries

     Approximately 90% of our net sales are made in the highly competitive worldwide automotive industry, which includes automobiles, commercial vehicles, agricultural and construction equipment and automotive-related products. We face strong competition in Europe and Latin America from other international automobile and commercial vehicle manufacturers, and in Europe, North America and Latin America from global, regional and local agricultural and construction equipment manufacturers and suppliers of automotive-related products. We compete in these markets in terms of product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. We also face strong competition in our other businesses.

We face intense price competition in the automobile and other sectors

     Competition, particularly with regard to price, has increased in recent years in response to the weak global economy, with a negative impact on sales and margins in several of our operating sectors. In addition, overall manufacturing capacity in the global automotive industry exceeds current demand. This overcapacity, combined with already intense competition in the automotive industry and persistent weakness in the global economy, may intensify pricing pressures. Our ability to maintain or improve the quality of our products, increase market share and improve profitability in the face of strong competitive pricing pressures will be fundamental to our future success.

Our future performance depends on our ability to innovate and on market acceptance of new or existing products

     Our ability to improve our position within our product and market segments through research to improve current products and the development of innovative new products and services will have a significant impact on our future performance. Failure to develop and offer products that compare favorably to those of our competitors, particularly in more profitable segments, in terms of price, quality, styling, reliability, safety, functionality or otherwise, may result in lower market share, lower sales volumes and margins, and may substantially adversely affect our operational and financial results. In particular, the lack of market acceptance of new automotive models, potential delays in bringing new vehicles to market or the inability to achieve efficiency targets without suffering quality losses would adversely affect our overall profitability.

Our stockholders may face substantial dilution if our major lending banks exercise their right to convert existing financing into equity in July 2004

     In 2002, we agreed with a group of major banks on a comprehensive strategic financing package that included a €3 billion “mandatory convertible” loan, maturing in 2005, which will be converted into equity unless certain conditions are met. We will be required to repay the loan in shares at maturity unless both our debt is rated “investment grade” by at least one major rating agency and we retain such rating immediately after repayment, in which case we will have the option of repaying the loan in cash or shares. These shares would be issued to the banks for subsequent offer to our stockholders in proportion to their respective holdings, in accordance with such stockholders’ preemptive rights under Italian law, for a price per share that, calculated according to the formula set in the loan agreement, would be higher than current market prices. For additional information on this loan, see Note 12 to the Consolidated Financial Statements included in Item 18.

     In addition, the lenders currently have the option to convert up to a maximum of €2 billion of this financing into equity beginning from July 26, 2004, as a result of the downgrading of our debt ratings by Moody’s in 2002 and Standard & Poor’s in 2003. Our lenders will also have such an option if we fail to meet certain financial targets set forth in the credit facility agreement. Should the banks exercise such an option and the related capital increase take place, the interest in Fiat of any stockholders who choose not to exercise their preemptive rights would be diluted.

Our ability to reduce indebtedness and fund our core business depends on the success of our relaunch initiatives

     Our ability to reduce our indebtedness while at the same time continuing to invest in new products, research and development and our distribution network, will depend on the success of our relaunch initiatives, as well as on general economic and business conditions and the performance of our companies. We were able to reduce our indebtedness in 2003, mainly as a result of asset disposals, divestitures and a capital increase effected during the year. See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”. In particular, in 2003, we sold our insurance sector, led by Toro Assicurazioni, and our aviation sector, led by FiatAvio, as well as a majority interest in Fidis Retail Italia, the company that provides retail financing to Fiat Auto customers in Europe. We also successfully completed a capital increase that raised approximately €1.8 billion in 2003 and divested certain non-core assets in the first half of 2004. See Item 4. “Information on the Company — Introduction — Recent Developments”. However, further asset sales, divestitures and capital injections may be necessary to provide us with the funds to successfully implement our relaunch initiatives.

     Moreover, the management and development of the core automotive and automotive-related businesses in which we operate may require large capital investments. Consequently, we may find it necessary to secure additional financing or to refinance our outstanding debt.

     We cannot give any assurances about whether further disposals or divestitures will be required or of our ability to consummate any such transactions, whether we will be able to complete other capital raising exercises, whether we will be able to secure additional or refinance existing indebtedness or whether we will be able to carry out any or all of any such transactions at all or on favorable terms. Therefore, we can give no assurances about our ability to continue to reduce our indebtedness and to fund our relaunch initiatives and our core businesses.

Our historical consolidated financial and operating results may not be indicative of future performance

     We divested our insurance sector in May 2003, and our aviation sector in July 2003. These operations provided 8.2% and 2.6%, respectively, of our net sales and revenues (prior to eliminations and consolidating adjustments) in the year ended December 31, 2002, and generated €147 million and €210 million, respectively, in operating income during the same period. During the course of 2003, we also divested 51% of Fidis Retail Italia, a Fiat Group company that provides credit to consumers in

Europe for the purchase of motor vehicles, the results of which were deconsolidated starting as of the end of May 2003; our Brazilian retail auto financing operations, the results of which were deconsolidated as of the end of March 2003, and certain other financial and operating subsidiaries (see Item 4. “Information on the Company — Introduction — Strategies and Programs” for additional details on these transactions). The sale of these businesses will also result in the loss of the positive contributions many of them, including the insurance and aviation sectors, made to our profitability. In addition, we may continue to divest non-strategic assets as a part of our ongoing efforts to strengthen our balance sheet and focus our activities on our core automobile, agricultural and construction equipment, commercial vehicle and automotive-related businesses. As a result, our historical consolidated financial and operational performance during or as of the end of periods ending on or prior to the consummation of these transactions may not be indicative of our future operating and financial performance.

New downgrades of our credit ratings would raise our cost of capital and negatively affect our business

     In December 2002, Moody’s lowered its rating on our senior unsecured debt by one notch to “Ba1,” a non-investment grade rating, from “Baa3,” an investment grade rating, and our short-term debt rating to “Not Prime” from “Prime-3.” In March 2003, Standard & Poor’s cut its issuer rating on us to BB+ with a negative outlook from BBB-. In the same month, Fitch Ratings lowered its rating on our medium-term debt from BBB- to BB+ and on our short-term debt from F3 to B. Following additional downgrades in 2003, we are currently rated Ba3 with a negative outlook by Moody’s, BB- with a stable outlook by Standard & Poor’s and BB with a negative outlook by Fitch Ratings. Our ability to access capital markets, and the cost of borrowing in those markets, is highly dependent on our credit ratings. The rating agencies may review their ratings for possible further downgrades if, for example, the global economy falls into recession and expectations for vehicle sales decline or if we fail to successfully implement our relaunch initiatives. Any new downgrades by the rating agencies would increase our cost of capital and could negatively affect our businesses, especially our vehicle lease and sales financing businesses, which are typically financed with a high proportion of debt. For a more detailed discussion of our credit ratings, please see Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

We may not achieve the expected benefits of mergers, acquisitions, joint ventures or other similar corporate transactions

     We have engaged in the past and may engage in the future in significant corporate transactions, such as mergers, acquisitions, joint ventures and restructurings, the success of which is difficult to predict. There can be no assurance that we will be able to enter into such transactions without encountering administrative, technical, political, financial or other difficulties. There can also be no assurance that we will be able to carry out any such transactions in accordance with our current plans, or that we will succeed in realizing any potential synergies, cost savings or other expected benefits.

     In particular, Fiat Auto’s purchasing and powertrain operations are conducted through our purchasing and powertrain joint ventures with General Motors, which are jointly controlled. See Item 4. “Information on the Company — Sectors — Automobiles”. These and our other joint ventures involve special risks associated with the possibility that the joint venture partners may:

•	have economic or business interests or goals that are inconsistent with ours;

•	take action contrary to our instructions or requests or contrary to our policies or objectives with respect to operations;

•	be unable or unwilling to fulfill their obligations under the joint venture agreement; or

•	experience financial or other difficulties.

We and General Motors disagree on whether we have breached the Master Agreement

     General Motors has alleged that certain transactions we carried out in 2003 constitute breaches of the Master Agreement governing our industrial alliance that entitle General Motors to terminate the agreement and, with it, the put option we have with regard to the 90% interest in Fiat Auto Holdings that we still own. We contend that none of these transactions violated the agreement and therefore consider the put option and other provisions of the agreement to be effective and enforceable in accordance with their terms. As a result, in October 2003, we and General Motors agreed to amend the Master Agreement to postpone the put period by one year, so that it begins on January 24, 2005, and ends on July 24, 2010. We also entered into a standstill agreement precluding either of us or General Motors from initiating legal proceedings with regard to any disagreements then existing relating to the Master Agreement prior to December 15, 2004, without prejudicing our respective rights under the Master Agreement. We expect to continue discussions with General Motors regarding further industrial collaboration and the structure of our strategic alliance. We cannot, however, provide any assurances as to what the results of these discussions will be or if we will reach any agreement with General Motors regarding these or other matters. See Item 4. “Information on the Company — Sectors — Automobiles” for detailed information on our relationship with General Motors.

We are subject to risks relating to international sales and exposure to changing local conditions

     A significant portion of our current operations is conducted and located outside of Italy, and we expect that revenues from sales outside of Italy, and more generally outside of the European Union, will continue to account for a material portion of our total revenue for the foreseeable future. We are subject to risks inherent in operating on a global basis, including risks related to:

•	exposure to local economic and political conditions;

•	export and import restrictions;

•	currency exchange rate fluctuations;

•	multiple tax regimes, including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments by subsidiaries;

•	foreign investment restrictions or requirements, foreign exchange controls and restrictions on repatriation of funds; and

•	local content laws.

     The degree of risk and the potential magnitude of effects of unfavorable developments in any one of these areas vary from country to country, and, depending on the circumstances, could have a significant adverse effect on our business prospects, results of operations and financial condition.

Developments in emerging market countries may adversely affect our business

     We operate in a number of emerging market countries, including Brazil, Turkey and China. As a result, economic and political developments in these countries, including future economic crises and political instability, could have a material adverse effect on our business and results of operations. For example, in response to the economic crisis in Argentina in 2001 and 2002, we significantly reduced our operations there in 2002, with our sales and certain of our manufacturing activities beginning to pick up again only in 2003. See Item 4. “Information on the Company — Operating Environment — Emerging Markets”. Political and economic developments in emerging markets have had, and may in the future have, a material adverse impact on our economic and financial results.

We are subject to extensive environmental and other governmental regulation

     Our products and operations are subject to increasingly stringent environmental laws and regulations in many of the countries in which we operate. Such regulations govern, among other things, vehicle emissions, fuel economy, vehicle safety and the type and level of pollutants generated by industrial production facilities. We expend significant resources to comply with such regulations, and expect to continue to incur substantial compliance and remediation costs in the future.

     In addition, government initiatives that affect consumer demand for our products, such as changes in tax policy or the grant or repeal of subsidies to provide incentives for the purchase of vehicles, can substantially influence the timing and level of our revenues. For example, an incentive put in place by the Italian government to encourage people to trade in their old cars for more modern, environmentally friendly models depressed demand in Italy in the first half of 2002 ahead of the July 8 effective date of the incentives, while demand in the second half of 2002 and the first quarter of 2003 was boosted by the incentives, which expired on March 31, 2003. Such government actions are unpredictable and beyond our control, and any adverse changes in government policy could have a significantly negative impact on our business prospects, financial condition and results of operations.

Labor matters could impair our flexibility to reposition our businesses

     Most of our production and maintenance employees worldwide are represented by labor unions. Our ability to implement workforce reductions and temporary layoffs as part of our relaunch initiatives is dependent on authorization from the government and the consent of our unions. Union dissatisfaction with our relaunch initiatives and certain measures enacted by the government permitting increased labor flexibility led to a significant increase in labor unrest in Italy in 2002. While the level of labor unrest was significantly lower in 2003, there were still occasional wildcat and other strikes. In the spring of 2004, work stoppages by employees at the Melfi complex in Southern Italy, which houses a Fiat Auto plant as well as production operations of several suppliers, resulted in a shortage of components that caused progressive production shutdowns at Fiat Auto’s other Italian plants, resulting in an overall output loss of more the 35,000 vehicles. See Item 6. “Directors, Senior Management and Employees — Employees and Labor Relations — Industrial reorganization.” Further work stoppages or labor unrest could have a material adverse effect on our operations, results of business and financial condition.

     In Europe, our employees are protected by various laws giving them, through local and central works councils, rights of consultation with respect to specific matters regarding their employers’ business and operations, including the downsizing or closure of facilities and employment terminations. These laws and the collective bargaining agreements to which we are subject could impair our flexibility as we continue our efforts to restructure and strategically reposition our businesses.

We are subject to risks associated with exchange rate fluctuations, interest rate changes and other market risks

     We are subject to currency exchange rate risk in the ordinary course of our business to the extent that our costs are denominated in currencies other than those in which we earn revenues. Exchange rate fluctuations also affect our operating results because we recognize revenues in currencies other than euros but publish our financial statements in euros. Similarly, changes in interest rates affect our results by increasing or decreasing borrowing costs and financial income.

     We are also exposed to other financial risks. For example, we hold certain stock investments which may expose us to the risk of stock market declines. For information on our sale at a loss of shares of common stock of General Motors we held and the derivative contracts we subsequently entered into in connection therewith, see Item 4. “Information on the Company — Introduction — Strategies and Programs” and Note 3 to the Consolidated Financial Statements included in Item 18.

While financial markets’ performance generally improved in 2003, markets may in the future decline and are expected to continue to experience volatility.

     We seek to manage these risks through the use of financial hedging instruments. However, despite these hedging transactions, exchange rate or interest rate fluctuations may continue to adversely affect our financial condition or results of operations. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Our success depends on the ability of our new management team to operate and manage effectively

     Most of our current senior management were appointed to their current positions during the last 12 months. Our chairman, Luca Cordero di Montezemolo, and our chief executive officer, Sergio Marchionne, were appointed in June 2004, following the death of former chairman Umberto Agnelli and the resignation of former chief executive officer Giuseppe Morchio. Messrs. Agnelli and Morchio had themselves had been appointed to their respective positions in February 2003. In addition, José Maria Alapont became Chief Executive Officer of Iveco on October 1, 2003, Herbert Demel became Chief Executive Officer of Fiat Auto on November 15, 2003, and Luigi Gubitosi was appointed Chief Financial Officer effective as of January 1, 2004. Our success depends in large part on the ability of these executive officers and other members of senior management to operate and manage effectively, both independently and as a group. The loss of the services of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract and retain new qualified personnel could have a material adverse effect upon our business, operating results and financial condition.

Item 4. Information on the Company

INTRODUCTION

     We are one of the largest industrial groups in Italy. We also have extensive operations in the rest of Europe and in other parts of the world. In 1999, we celebrated our centenary, having been founded in Turin in 1899 as a manufacturer of automobiles.

     We are a società per azioni, or corporation limited by shares, organized under the laws of the Republic of Italy. Under our current Statuto, or By-Laws, Fiat S.p.A. has a duration expiring on December 31, 2100. Our registered office and principal place of business is located at Via Nizza 250, Turin, Italy (telephone number 39-011-006-1111).

     We are engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. We also manufacture, for use by our automotive sectors and for sale to third parties, other automotive-related products and systems, principally components, metallurgical products and production systems. In addition, we are currently involved in other sectors, including publishing and communications and service operations.

     Strategies and Programs. We continue to focus on the organizational and industrial initiatives we have been implementing to bring the Group back to profitability and reduce our indebtedness following the net losses we recorded in the past three years. As part of this process, we have refocused on our core automobile, agricultural and construction equipment, commercial vehicles, components, production systems and metallurgical products businesses, and have been pursuing divestitures of several non-core businesses, including those of our aviation and insurance sectors.

     During 2003, we continued our effort to strengthen our operating structure and financial position through various initiatives, including through:

•	Asset disposals, including:

•	Iveco in February sold 100% of the share capital of the Fraikin Group, which specializes in the long-term vehicle leasing business, to the French financial company Eurazeo for net proceeds of approximately €307 million. Upon completion of this sale, we recorded a loss of €24 million. We had already written down the value of Fraikin by €210 million at the end of 2002 in anticipation of this sale.

•	Business Solutions in March 2003 sold an interest of approximately 56% in IPI S.p.A., a real estate company, to Risanamento S.p.A. for net proceeds of €107 million. We retained a 10% equity interest in IPI S.p.A., which is accounted for under the equity method.

•	In March, we finalized the sale of Banco Fiat SA, the retail financing business of Fiat Auto in Brazil, to the Itaú Group, a leading Brazilian financial institution, for net proceeds of approximately €247 million.

•	On May 27, 2003, Fiat Auto S.p.A. sold to Synesis Finanziaria S.p.A., a company owned in equal shares by four of our major lending banks, Capitalia, Banca Intesa, San Paolo-IMI and Unicredito, a controlling 51% interest in Fidis Retail Italia S.p.A. and in its subsidiaries providing consumer credit for the purchase of automobiles by retail customers in Italy, Denmark, Greece, the Netherlands and Switzerland; subsequently, in September and October 2003, after formal approval by the national authorities in each country, we also sold to Fidis Retail Italia S.p.A. our investments in subsidiaries carrying on similar activities in most of our other main European markets, including Germany and France. See Note 3 to the Consolidated Financial Statements included in Item 18 for a discussion of that agreement.

In connection with this sale, we entered into a stockholders’ agreement with Synesis Finanziaria and the four banks that are its stockholders, providing, among other things, as follows:

•	We have the right to repurchase the 51% of Fidis Retail Italia sold to Synesis Finanziaria, exercisable in January and July of each year through January 31, 2006, at a price that will increase over time and be calculated based on the initial sale price plus any additional investments made by Synesis Finanziaria less any interim distributions. This right is freely transferable within the Fiat Group.

•	Synesis Finanziaria has the right to require us to repurchase its stake in Fidis Retail Italia in the event that, prior to January 31, 2006, there is a change in control of Fiat S.p.A. or Fiat Auto, or that a sale of all or substantially all of Fiat Auto’s assets or of any of the Fiat, Alfa Romeo or Lancia brands occurs;

•	In the event of such a change of control or asset sale after January 31, 2006, Synesis Finanziaria has the right to require the acquiring party to purchase its 51% stake in Fidis Retail Italia; and

•	In the event that after January 31, 2006, Fiat Auto sells its 49% stake in Fidis Retail Italia, it has the right to require Synesis Finanziaria to sell to the acquiring party its 51% stake in Fidis Retail Italia as well.

•	On May 2, 2003, we agreed to sell 100% of Toro Assicurazioni, our former insurance sector, to Italy’s De Agostini Group. The transaction generated net proceeds for us of approximately €2.4 billion. See Item 5. “Operating and Financial Review and Prospects — Changes in the Scope of Consolidation”.

•	In July 2003, we sold our aviation sector, formerly led by FiatAvio, to a company owned by The Carlyle Group, a U.S. private equity fund, and Italy’s Finmeccanica, for a purchase price of approximately €1.5 billion.

•	Financing transactions, including:

•	In August 2003, we successfully completed a capital increase of more than €1.8 billion that was effected through a rights offering granting stockholders the right to purchase three new ordinary shares at a price of €5 each for every five ordinary, preference or savings shares they held. This offering did not include a public offering in the U.S., and therefore generally excluded U.S. stockholders and ADR holders. See Item 7. “Major Stockholders and Related Party Transactions — Description of Capital Stock”.

•	On August 1, 2003 and September 16, 2003, Case New Holland, Inc., a direct wholly-owned subsidiary of CNH, issued a total of $1.05 billion of 9 1/4% Senior Notes due 2011 which are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries. Case New Holland, indirectly through its subsidiaries, owns substantially all of the U.S. assets of CNH and certain of its non-U.S. assets.

     These transactions followed and built upon those undertaken in 2002, which included:

•	Our successful completion of a capital increase of approximately €1 billion that was effected through a rights offering to existing stockholders outside the United States;

•	The issuance by Fiat Finance Luxembourg Société Anonyme of more than $2.2 billion of five-year 3.25% bonds guaranteed by us and exchangeable into General Motors shares, or, at the issuer’s option, an equivalent amount of cash;

•	Our May 2002 agreement in principle with a group of major banks on a comprehensive financing package, pursuant to which we in July 2002 entered into a €3 billion mandatory convertible loan described in Item 3. “Key Information — Risk Factors” above.

•	In the second half of 2002, we concluded a series of agreements with various parties regarding Italenergia Bis, the energy holding company controlling Edison (Italy’s second-largest electricity company) in which we held a 38.6% interest. The transactions enabled us to gain access to new financial resources, including through:

•	Our sale of a 14.0% stake in Italenergia Bis to certain other stockholders of the company (Intesa BCI, SanPaoloIMI Investimenti and Capitalia) for net proceeds of €548 million;

•	A related agreement between us and Electricité de France (“EDF”) pursuant to which, among other things, EDF granted us the right, in March and April 2005, to sell to EDF our remaining 24.6% interest in Italenergia Bis at a price of not less than €1,147 million (after deducting a premium of up to €127 million, payable only in the event the option is exercised). Certain exit rights were also granted to the three banks that purchased the 14% interest in Italenergia Bis from us, including among other things, the right to require us to repurchase that interest in March and April 2005 should we not exercise the right to sell the 24.6% interest to EDF. We also have an option to sell this 14% interest to EDF, which we may exercise if we also elect to exercise our put option to EDF with respect to our remaining 24.6% interest. See Note 3 to the Consolidated Financial Statements included in Item 18;

•	Another related agreement between us and a small group of banks led by Citigroup granting a €1.15 billion credit facility to one of our affiliates secured by the put option to EDF and our remaining interest in Italenergia Bis. See Note 12 to the Consolidated Financial Statements included in Item 18 for more information regarding this transaction.

•	Asset disposals, including:

•	Our sale in June 2002 to Mediobanca and a consortium of banks of 34.0% of Ferrari’s capital stock for net proceeds of €758 million. Under the agreement, Mediobanca may not sell its Ferrari shares to another group in the automobile industry as long as we maintain a 51% controlling interest in Ferrari, and there are restrictions are on our ability to reduce our interest below 51% until June 2006. Under the original sales contract, we also had a call option to repurchase the Ferrari shares at a price equal to the 2002 sale price plus interest at any time through June 2005, subject to certain limited exceptions. During 2003, Mediobanca extended this option through June 2006, in exchange for consideration paid by us of €16 million. Please see Note 14 to the Consolidated Financial Statements included in Item 18 for more information on this contract.

•	Our sale in December 2002 to an investment bank of the 32,053,422 shares of General Motors’s $1-2/3 par value common stock we had acquired in 2000 in connection with the establishment of the Fiat-General Motors industrial alliance (see Item 4. “Information on the Company — Sectors — Automobiles”), generating net proceeds of €1,076 million, representing a net loss of €1,049 million on the pre-sale carrying value, in U.S. dollars, of the shares in our consolidated financial statements. See Note 3 to the Consolidated Financial Statements included in Item 18 for a detailed description of this transaction.

•	Our sale of Teksid’s aluminum business unit for net proceeds of €309 million in September 2002.

•	Our sale of a 40% interest in Europ Assistance Holding, a roadside assistance company, for net proceeds of €124 million.

•	Our sale in March of Magneti Marelli’s aftermarket operations to a company in which we have a 30% equity interest, for net proceeds of €46 million.

•	Our sale in May of Magneti Marelli’s former electronic systems unit, Magneti Marelli Sistemi Elettronici S.p.A., and its related activities, to the Mekfin Group of Italy, for an agreed price of €90 million, of which only a portion was paid. See Item 4. “Information on the Company — Sectors — Components” and Note 19 to the Consolidated Financial Statements included in Item 18.

     Relaunch Initiatives. In response to the challenging conditions faced by the Group, our Board of Directors has adopted a series of relaunch initiatives. These initiatives, which are based on the Group’s new scope of operations following recent and planned divestitures are designed to permit the implementation of decisive measures to address problem areas and provide fresh momentum as we aim to move towards restoring the Group to profitability.

     Our initiatives have the following main objectives:

•	Improving cash flow generation and profitability is the top priority;

•	A major effort must be made in the areas of product development, innovation and marketing by launching new models, investing heavily in technology and strengthening the distribution network; and

•	The cost structure must be made highly competitive by rationalizing the Group’s product design and engineering operations, streamlining its manufacturing organization and increasing efficiency.

     We are now focusing on the following major initiatives:

•	Streamlining our Scope of Operations. A major effort made to streamline the Group’s structure, including the disposals completed during the year, reduced the number of our companies from over 900 in 2002 to approximately 780 at the end of 2003, and we expect to reduce the number of legal entities further, to 600, by the end of 2004. In addition, we established new cross-sector teams that have already been active for several months with the aim of increasing Group synergies and accelerating the achievement of our goals in the purchasing, productivity, quality, overhead, and commercial areas.

•	Introducing New Products. As described in more detail below, all of our core sectors are introducing new product lines, many featuring new engines. For Fiat Auto, the percentage of total revenues generated by products that have been launched or revamped since 2002 is projected to rise from 25% in 2003 to 51% by the end of 2004. The same measure is expected to increase to 81% for CNH’s agricultural and construction equipment and to 70% for Iveco. We expect to significantly increase Fiat Auto’s coverage of all segments of the European markets, with a special on focus on those segments that are growing most rapidly and bring the average age of Fiat Auto’s models into line with those of its primary competitors.

•	Enhancing Technology and Innovation. The Group already possesses highly sophisticated technology in the fields of diesel engines, high-performance gasoline engines and advanced automatic transmissions and electronics, as well as in certain areas of production systems. However, we believe that there is still room for improvement in developing the innovations needed to attain a competitive position that can be sustained over the long-term. In pursuit of this goal, we are devoting special attention to developing synergies between our operating sectors and our research facilities, eliminating the fragmentation of resources in key areas of technology and focusing our technology strategy on strengthening brand identity. In particular, we are devoting major efforts to developing new environmentally friendly vehicles, an area in which the Group has already recorded success.

•	Improving Efficiency in Distribution. In developing a more effective distribution network, we plan to reduce the aggregate number of dealers for all of our sectors to approximately 8,000 worldwide, especially through the combining of our existing forces in order to maintain a strong presence in our geographic markets. As of June 2004, we had reduced our aggregate number of dealers from approximately 9,850 at the end of 2002 to approximately 9,400. We are also seeking to optimize market coverage and implement programs designed to increase the profitability of our dealers.

•	Realizing Cost Savings. Our initiatives envision an in-depth overhaul of our cost structure, with the goal of reducing operating expenses significantly. The most notable element of the program is targeted at reducing the cost of direct production materials, which we expect to achieve through a number of means, including design-to-cost engineering programs that can develop more efficient solutions through the use of common platforms and components and allowing suppliers to realize economies of scale.

•	Focusing Production Resources. The streamlining of production facilities and a reduction of overhead and selling costs are also expected to make a significant contribution to improving our operating results. An industrial reorganization program, which will primarily affect CNH, Iveco and the automotive components operations, is designed to increase plant utilization, with further improvements possible in the future. As of June 2004, 10 of 12 plants slated for closure have already been shut down or are in the process of being shut down, and staff levels have decreased in line with our targets. At December 31, 2003, the Group had 162,237 employees, compared with 186,492 at the end of 2002, for a net reduction of almost 24,300. See Item 6. “Directors, Senior Management and Employees — Employees and Labor Relations” for additional information.

     Product innovation. In 2003, our automotive sectors introduced a number of innovative new models as part of continued efforts to renew their product lines. Highlights include:

     Fiat Auto. In 2003, Fiat Auto accelerated its efforts to extend and strengthen its product range, especially in the second half of the year, with the introduction of four new models from September 2003 through January 2004: a new Fiat Panda city car (September 2003); the high-end compact Lancia Ypsilon (September 2003); the Fiat Idea compact minivan (January 2004); and the five-seat Alfa GT sport coupe (January 2004).

     Although they differ in conception and use, these new models all bring technical and stylistic innovation to their respective categories. The models introduced in 2003 had immediate commercial success, as evidenced by the fact that the Fiat Panda and Lancia Ypsilon became, respectively, the second and third top-selling cars in Italy during the first quarter of 2004, as reported by the Association of Italian Motor Vehicles Manufacturers. It was also evidenced by the numerous awards won by the Panda (8), the Ypsilon (3) and the New Alfa 156 (2); among other awards, the Fiat Panda was named “Car of the Year,” a prestigious award granted each year by a panel of European automotive journalists.

     One of the keys to Fiat Auto’s strategy for strengthening the Fiat, Lancia and Alfa Romeo brands is technological innovation. In 2003, this focus led to the introduction of the 1.3-liter Multijet 16-valve engine, a small, compact turbodiesel engine produced by Fiat-GM Powertrain that represents the second generation of common rail engines and makes the benefits of this technology available to the broad public of compact car purchasers.

     CNH. Development and implementation of common platforms for agricultural and construction equipment continued in 2003 with the introduction of the Case IH MXU and New Holland TS-A high-powered multifunction tractors.

     In the agricultural equipment segment, the continued renewal of the product line in 2003 led to the introduction of innovative products, including:

•	the mid-horsepower New Holland TSA tractor, equipped with Fast Steer technology designed to facilitate making turns;

•	the TNF-A tractor series, providing a new concept in orchard tractors, applying hydraulic, electrical and mechanical systems typical of larger, more high-powered machines to these smaller tractors;

•	the VM and VL grape harvesters, a new generation of highly flexible machines able to handle a wide variety of terrain and that offer extensive operational scope, as they can be used not only for harvesting but also for other vineyard operations; and

•	the Case IH AFX combine harvester, which introduced a single-rotor system for both threshing and separation.

     These products brought CNH a number of awards in Europe and America in 2003, including, among others, the “Agricultural Machine of the Year 2004” prize for the TSA tractor and the “Machine of the Year” award in the combine category for the Case IH AFX combine harvester, both at the AgriTechnica International Exhibition in Hanover, Germany, while New Holland’s VM/VL grape harvesters won a gold medal at the Sitevi fair in Montpellier, France.

     In the construction equipment segment, CNH launched more that 40 new products in 2003. Fiat Kobelco, the joint venture with Japan’s Kobelco Construction Machinery Co. and Sumitomo Corporation formed in 2002 to help strengthen CNH’s position in the global construction equipment market, introduced a range of excavators with renewed cabins, hydraulics and engines. In addition, the Case brand extended its product portfolio with the introduction of the TX series of telescopic handlers as well as with new excavators and wheel loaders.

     Iveco. In the heavy vehicles segment, Iveco introduced the Stralis Active Day and Active Time cabs for customers operating on short- and medium-distance routes, respectively. These models complemented the Stralis Active Space cab, launched in 2002, which offered a better working environment, increased safety, improved on-board living conditions and a modular design. The Stralis was awarded the “Truck of the Year 2003” award by an international panel in January 2003.

     In the intermediate range, Iveco strengthened its lineup with the introduction of the new Eurocargo, which was launched in February, with the Tector engine, which provides lower emissions and greater fuel efficiency than the previous model. The Eurocargo has been the European leader in the intermediate-range segment since 2002.

     Irisbus also introduced a wide variety of new models in 2003, including the Evadys touring busses and the smaller Midys. In the intercity bus sector, the company introduced a 10.6 meter version of its Ares model, which is now available in a broad variety of lengths up to a maximum of 15 meters.

     Ferrari-Maserati. In 2003, Ferrari confirmed its position of excellence on the racetrack, where its Formula 1 team won the Drivers’ and Constructors’ world championships for the fourth and fifth consecutive years, respectively. The year 2003 saw the presentation of the Ferrari 360 Challenge Stradale model, a new sports version of the F360 Coupé, for which the order book was full by the end of 2003. At the beginning of 2004, the Ferrari 612 Scaglietti, which will replace the 456 in the Grand Tourer segment, made its debut at the Detroit Motor Show. Maserati in 2003 introduced the Quattroporte, its flagship sedan with a 400-horsepower V8 engine, combining the qualities of a luxury automobile with a “grand touring” spirit.

     Operating Environment. We continued to operate in a difficult international environment in 2003, characterized by weak economic growth and intensified competition, exacerbated by stagnation in automotive markets and the appreciation of the euro. In Europe in particular, a prolonged period of low GDP growth has led to the progressive contraction of the car market. This, together with the strength of the European currency, has put further pressure on prices, and has created a situation in which European original equipment manufacturers, or OEMs, are unable to pass higher input costs on to the market. Despite these challenges, we were able to improve our operating and financial performance, reflecting the implementation of cost savings measures, as well as gains on the disposal of our insurance and aviation sectors and other non-core Group assets, even though the positive impact of our new models on profit margins was limited as these models were introduced only in the latter part of the year. While we recorded operating and net losses for the third year in a row in 2003, these losses were significantly narrower than those recorded in 2002.

     The economic performance of our major markets as is reflected in gross domestic product (“GDP”) statistics for 2003 was mixed. GDP grew by approximately 3.1% in the United States, by approximately 3.8% in Poland and declined by 0.2% in Brazil. In Italy, GDP increased by only 0.4%, while in the EU as a whole, GDP increased by 0.7%, while inflation was at 2.0%. In China, GDP grew by 9.1%. For additional details on the economic environment in which we operate, see the section “— Operating Environment” below.

     Seasonality. We operate in a number of different business sectors, each of which, and particularly the agricultural and construction equipment sector, is subject to certain seasonal fluctuations. However, management believes that, as a whole, seasonal fluctuations are not significant to the Fiat Group or our results of operations.

     Operating and Financial Results for 2003. Our worldwide net sales and revenues,* reported as including changes in contract work in progress, decreased by 15.1%, from €55,649 million in 2002

*	In accordance with Italian GAAP, our net sales and revenues are equal to “Revenues from sales and services,” adjusted for the “Change in contract work in progress” as reported in the Statements of Operations included in the Consolidated Financial Statements included in Item 18.

to €47,271 million in 2003. In 2003, we recorded an operating loss of €510 million, as compared with an operating loss of €762 million in 2002. Were one to exclude the results of the significant operating activities we divested or deconsolidated during the year, our revenues for 2003 would have been €44,498 million and our operating loss equal to €714 million. Please see Item 5. “Operating and Financial Review and Prospects — Changes in the Scope of Consolidation” for additional information on the impact of these divestitures and a reconciliation of these non-GAAP figures to our net sales and revenues and operating loss under Italian GAAP. Our total financial income and expenses amounted to net expenses of €963 million, as compared to net expenses of €671 million in 2002 (inclusive of investment income of €22 million in 2003 and €156 million in 2002). For information on other measures used by Fiat’s management to evaluate our financial performance see Item 5. “Operating and Financial Review and Prospects — Results of Operations — 2003 Compared with 2002”. Total adjustments to financial assets, which include our equity in the results of operations of unconsolidated affiliates and writedowns in the value of financial receivables and securities, amounted to a loss of €172 million in 2003, as compared to a loss of €881 million in 2002. Total extraordinary income and expenses amounted to net income of €347 million, as compared with net expenses of €2,503 million recorded in 2002. The amount for 2003 included gains on asset disposals of €1,747 million recorded in our statement of operations, compared to losses of €502 million in 2002. As a result, a net loss before minority interest of €1,948 million recorded in 2003, as compared to a net loss of €4,263 million in 2002. Research and development expenses, as in the past fully charged to income, amounted to €1,747 million in 2003, as compared to €1,748 million in 2002. Capital expenditures totaled €2,011 million in 2003, as compared to €2,771 million in 2002, including investments in long-term leasing services for automobiles, commercial vehicles, and agricultural and construction equipment. See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

     In recognition of the net loss we incurred, the Board of Directors proposed that no dividends be declared or paid in respect of any category of our shares for the fiscal year ended December 31, 2003. This recommendation was approved by our stockholders at the annual general meeting on May 11, 2004.

     Recent Developments. Significant transactions in the first half of 2004 included the following:

•	In February, we sold 100% of our interest in Fiat Engineering S.p.A. to Maire Investimenti S.p.A., a privately held Italian company, for consideration of €115 million, generating a net gain of approximately €60 million. At the same time, Fiat Partecipazioni S.p.A., our wholly owned subsidiary, subscribed to a capital increase in Maire Investimenti S.p.A. in an amount of €35 million, and now owns 30% of its capital. Each party holds call and put options, respectively, with respect to this 30% interest, exercisable within three years at a predetermined price.

•	Also in February, we sold to Morgan Stanley and Co. International Limited 65 million ordinary shares of Edison S.p.A., Italy’s second-largest electricity company, in which Italenergia Bis owns a 64% stake. We had acquired these shares as a non-strategic financial investment in conjunction with a rights issue by Edison at the beginning of 2003. Morgan Stanley subsequently sold the shares in a private placement to institutional investors. The total consideration for this transaction was approximately €100 million, with a pre-tax gain of €32 million. The shares sold represented our direct stake in Edison. We retain our 24.6% interest in Italenergia Bis, the entity that controls Edison, and the transaction did not change any of our future strategic options.

•	During the first four months of 2004, we exercised our right to terminate the equity swap we had entered into following our sale of the General Motors stock we had acquired in connection with the establishment of the Fiat-General Motors industrial alliance (see Item 4 “Information on the Company — Sectors — Automobiles”). In a related transaction, we repurchased on the market $540 million in principal amount of the $2.2 billion exchangeable bond issue for cancellation. The equity swap had allowed us to hedge our obligations in connection with the exchangeable bonds. To hedge our exposure under the approximately $1.7 billion in exchangeable bonds that remained outstanding following these transactions, we purchased call options on General Motors shares. Together, these 2004 transactions resulted in a pre-tax gain for us of approximately $380 million. See Note 14 to the Consolidated Financial Statements included in Item 18 for more information on these transactions. In June 2004, investors holding $1,672 million in principal amount of the outstanding exchangeable bonds exercised their right to require us to redeem their bonds for cash at face value in July 2004. See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources”. As a result, only $17.2 million of the exchangeable bonds are currently outstanding.

     In addition, we introduced the following new products during the first quarter of 2004:

•	At the 74th International Geneva Motor Show in March 2004, Fiat Auto presented several Fiat-brand models, including on-road and off-road versions of the gasoline- and diesel-powered Panda 4x4, a new Fiat Multipla with updated styling, and the Trepiùno, a small car intended to serves as a styling and technological laboratory for the development of future microcars.

•	Also at the Geneva Motor Show, Alfa Romeo staged the worldwide launch of the Alfa Crosswagon, a sporty and elegant all-wheel-drive car capable of handling off-road driving conditions, and Lancia introduced the Musa, a new compact multipurpose vehicle, or MPV, for motorists who want high style but are unwilling to give up convenience.

     First Quarter Results. Our consolidated net sales and revenues totaled €11,176 million in the first quarter of 2004, compared to €12,314 million in the first three months of 2003. The principal factor causing the decline in our revenues were the changes in the scope of consolidation that occurred during the course of 2003; in the first quarter of 2003, these divested operations (Banco Fiat SA, Toro Assicurazioni, Fidis Retail Italia and FiatAvio) generated revenues of approximately €1,800 million. The negative effect of these changes was offset only in part by an expansion in sales at all sectors other than Comau and Business Solutions, the latter of which saw revenues decline principally because of its disposal of Fiat Engineering. CNH’s results continued to be affected by the negative foreign exchange effect caused by the translation of its revenues in dollars and other currencies into euros, which largely offset the positive effect of higher unit sales.

     We posted an operating loss of €158 million and a net loss of €194 million in the first quarter of 2004, compared with an operating loss of €342 million and a net loss of €681 million in the first three months of 2003. In the first quarter of 2003, the operations divested during the course of 2003 generated operating income of approximately €101 million. The narrowing of our operating loss in the first quarter of 2004 reflected improved operating results at Fiat Auto, CNH, Iveco, Magneti Marelli, Comau and Teksid. Our net losses narrowed as a result of both the improved operating result and the positive effect of the closing of the equity swap with respect to General Motors shares, which generated a pre-tax gain of €283 million in the first quarter of 2004. Among the most significant trends in our revenues and operating results during the first quarter of 2004 were:

•	Fiat Auto closed the first quarter of 2004 with revenues of €5,265 million, against €4,928 million in the first quarter of 2003. The sector’s revenues in the first quarter of 2003 included approximately €215 million in revenues generated by Fidis Retail Italia and Banco Fiat SA, which were sold during the course of 2003. The growth in revenues in the first quarter of the year was primarily due to growth in unit sales.

Overall, the automobile market expanded slightly (+3%) in Western Europe during the first three months of 2004. Contractions in France (-2.9%), Italy (-2.1%) and Germany (-1.7%) were more than offset by gains in other markets, including the United Kingdom (+5.9%) and Spain (+18.9%). Demand was up in all of Fiat Auto’s other main markets, including Poland, where the economic recovery begun in 2003 drove registrations up 22.4% compared with the first three months of 2003. Demand also rose in Brazil, where the market reversed the negative trend of 2003 to increase 5%, as well as in Turkey and Argentina, which continued to recover following the economic crisis in that country in 2001 and 2002.

Fiat Auto’s worldwide sales in the first quarter totaled 472,500 units (+12.7%), as shipments increased in Spain (+30.9%), Italy (+11.4%), the United Kingdom (+5.6%) and the rest of Western Europe (+20.8%), with the exception of Germany, where sales decreased, and France, where sales remained steady. Compared with the first three months of 2003, Fiat Auto’s share of the automobile market held steady at 8.1% in Europe, but improved by 1.2 percentage points in Italy, from 28.2% to 29.4%.

At €192 million, Fiat Auto’s operating loss was significantly lower than the €334 million loss recorded in the first three months of 2003, even though Fiat Auto’s net result in the first quarter of 2003 included approximately €41 million in operating income generated by Fidis Retail Italia and Banco Fiat SA, which were sold during the course of 2003. The improvement in the first quarter of 2004 reflected sales of new models with higher margins, as well as a more restrictive discount policy and cost-reduction measures taken in connection with our relaunch initiatives.

•	CNH had revenues of €2.2 million, virtually unchanged (+0.6%) from the first quarter of 2003, as an increase in unit sales at CNH’s agricultural equipment operations (+8.2%) and, to a lesser extent, at its construction equipment operations (+2.3%) were largely offset by the negative impact of the depreciation of the dollar against the euro. CNH recorded operating income of €55 million, which marked a sharp improvement from the loss of €8 million in the first quarter of 2003, reflecting the impact of improved margins on new products, as well as an increase in volumes and higher sale prices obtained in both the agricultural and construction equipment segments, as well as cost savings and improved results by CNH’s financial activities.

•	Iveco closed the first quarter of 2004 with revenues of €2,130 million, posting growth of 6.3% with respect to revenues of €2,004 million in the first quarter of 2003, largely as a result of higher sales of medium- and heavy-range vehicles and engines. Iveco’s operating income rose from €2 million in the first quarter of 2003 to €45 million in the first three months of 2004, largely as a result of the favorable impact of increased unit sales, an improved product mix and higher sales prices, as well as efficiency gains, particularly in the area of production costs. These positive factors were partially offset by an increase in research and development expenditures.

•	Ferrari-Maserati had revenues of €336 million in the first quarter of 2004, up 18.3% compared with the first quarter of 2003. This growth stemmed from higher sales of both Ferrari models — particularly the new 360 Challenge Stradale presented in 2003 and the “Enzo” limited edition model — and Maserati models, reflecting strong sales of the new Quattroporte.

•	Magneti Marelli posted revenues of €865 million, an increase of 11.9% as compared with the first quarter of 2003. This improvement was reflected at all Magneti Marelli’s business lines, and in particular at its engine control unit, where revenues benefited from sales of a diesel system introduced during 2003.

•	Comau posted revenues of €341 million during the first quarter of 2004, down by 32.1% with respect to the same period of 2003. This significant decline reflected both the sale of the sector’s industrial plant maintenance activities to Fiat Auto and Fiat-GM Powertrain at their plants in Italy and Poland, as well as a lower level of contract work in North

America. This decline in contract work reflected a contraction in orders during 2003 as a result of cutbacks in carmakers’ capital investment programs and competitive pressure on prices.

•	Teksid had revenues of €224 million in the first quarter of 2004, a slight increase with respect to the €221 million reported in the first quarter of 2003, as the negative effect of the appreciation of the euro against the dollar and other currencies almost completely offset the positive effect of higher sales volumes. Teksid’s cast iron business unit reported higher sales volumes to both third-party and other Fiat Group customers, with higher demand in particular in North America and Brazil. Teksid’s magnesium business unit also reported higher sales volumes, reflecting expanding demand in Europe and a steady demand for SUVs in North America.

     Outlook. Overall, the global economy is expected to grow in 2004, driven mainly by expansion in the United States and Asia. In the United States, there are a number of signs indicating that the current recovery is turning into a sustained expansion. As in 2003, the U.S. economy is expected to post the strongest growth among the industrial countries, helped by continued strength in private consumption and strong investment activity. Unlike last year, though, Japan is also expected to post strong growth, closely challenging the U.S. for the top spot. Emerging markets are also expected to see strong growth in 2004, although there are some concerns regarding the impact any monetary tightening in the U.S. and continued high oil prices might have on these economies. Poland is expected to continue to grow at a healthy pace, and the Brazilian economy is expected to continue to improve, while growth in Argentina is expected to remain robust, albeit at a lower rate than in 2003, and with some uncertainties regarding the impact higher energy prices will have on the economy. In China, administrative measures taken by the government to keep the economy from overheating are expected to start kicking in; growth is nonetheless expected to remain strong. In Western Europe, however, while growth is expected to pick up speed amid improving domestic demand and the strong outlook outside of Europe, there are expected to be significant differences among individual countries in terms of economic performance. Overall growth is expected to remain relatively modest, particularly in Italy.

     Consequently, management expects that in 2004, while we may see market demand expand slightly in the United States, demand will overall be relatively steady in our major European markets, which will continue to be characterized by aggressive competition from other carmakers.

     In this environment, all of our sectors will strive to build on the achievements of 2003, continuing to restructure and streamline their manufacturing operations and to make major investments in renewing their product ranges and improving their distribution networks. In addition, we will continue to strengthen our management organization by pursuing a strategy of bringing in top professionals from the outside and leveraging the competencies available inside.

     As we work to implement these relaunch initiatives, and taking into account the current business outlook, management’s goal in 2004 remains to achieve operating break-even at Group level, a further reduction in Fiat Auto’s losses and better operating results from the other sectors.

HISTORICAL OVERVIEW

     We were founded in Turin in 1899 and incorporated in 1906 as a manufacturer of automobiles, but quickly expanded into the production of buses and motor coaches, commercial vehicles and aviation and marine engines. By 1920, our product lines included metallurgical products, railway cars, automotive and industrial components and tractors, and we expanded into civil engineering in 1929. In the 1950s, we began to manufacture construction equipment, developed the first Italian jet-powered aviation engine and introduced the first mass-produced Italian automobile. In the 1960s, we acquired several other major automobile manufacturers in Italy. The early 1970s witnessed the expansion of our commercial vehicles, construction equipment and production systems operations. Throughout this period, our operations developed an increasingly international character;

we marketed our products outside Italy and formed manufacturing subsidiaries, participated in joint ventures and engaged in other forms of industrial co-operation in several countries.

     In the late 1970s, we began a reorganization with a specific focus on our operations in Italy, selected countries in Europe and Brazil. The 1980s and the beginning of the 1990s were characterized by expansion through acquisitions, joint ventures and marketing agreements. Beginning in 1990, the economies of the industrialized world were faced with a serious economic downturn, leading to a sharp drop in demand in key markets and heightened competitive pressures. We responded to the crisis by initiating a program to renew and modernize our facilities and products with the objective of increasing its competitiveness and further lowering its break-even point. These efforts, along with a significant improvement in economic conditions in many of our principal markets, resulted in our profitability in each of the years between 1993, when we had recorded historic losses, and 1999. However, in recent years, increased competition and the deterioration of the economic environment in many of our markets were reflected in our declining profitability. In 2003, we recorded a net loss for the third year in a row, although losses were narrowed as we continued to implement our relaunch initiatives.

     At December 31, 2003, we operated in 57 countries through 777 subsidiaries and affiliates; 199 of these subsidiaries and affiliates were located in Italy. As of such date, we had a total of 162,237 employees, including 73,553 in Italy. The tables which follow set forth for the years indicated: (i) net sales and revenues presented by the geographic market in which the sales were made and (ii) revenues, operating income (loss) and the number of employees for each of our sectors and our other companies.

     The Consolidated Financial Statements included in Item 18 for the years ended December 31, 2003, 2002 and 2001 have been prepared in accordance with the requirements of Italian GAAP and also reflect the changes in the scope of consolidation discussed above in Item 3. “Key Information — Selected Financial Data”.

Net Sales and Revenues By Destination

	Net sales	Percentage
	and	of net sales and
	revenues	revenues
	(in millions of euros)
2003
Italy	€16,381	34.7%
Europe (excluding Italy)	18,884	39.9

Total Europe	35,265	74.6
North America	5,920	12.5
Mercosur Region(1)	2,595	5.5
Rest of the World	3,491	7.4

Total	€47,271	100.0%

2002
Italy	€20,120	36.2%
Europe (excluding Italy)	21,072	37.8

Total Europe	41,192	74.0
North America	7,411	13.3
Mercosur Region(1)	3,268	5.9
Rest of the World	3,778	6.8

Total	€55,649	100.0%

2001
Italy	€19,954	34.4%
Europe (excluding Italy)	22,541	38.8

Total Europe	42,495	73.2
North America	7,531	13.0
Mercosur Region(1)	4,221	7.3
Rest of the World	3,759	6.5

Total	€58,006	100.0%

Note:	For a presentation of net sales and revenues and income from operations by place of origin, see Note 24 to the Consolidated Financial Statements included in Item 18.

(1)	Comprising Argentina, Brazil, Paraguay and Uruguay.

Operating Results by Sector

				Percentage of
		Percentage of	Operating income	operating income	Number of employees
	Revenues	revenues(1)	(loss)(2)	(loss)(1)	at year end
	(in millions of		(in millions of
	euros)		euros)
2003:
Automobiles	€20,010	39.5%	€(979)	—	44,563
Agricultural & Construction Equipment(3)	9,418	18.6	229	—	26,825
Commercial Vehicles	8,440	16.7	81	—	31,511
Ferrari-Maserati	1,261	2.5	32	—	2,968
Components	3,206	6.3	32	—	19,879
Production Systems	2,293	4.5	2	—	17,375
Metallurgical Products	844	1.7	12	—	7,556
Aviation(4)	625	1.2	53	—	—
Insurance(5)	1,654	3.3	44	—	—
Services	1,816	3.6	45	—	7,113
Publishing and Communications	383	0.8	10	—	874
Other Companies(6)	679	1.3	(138)	—	3,573
Total before Eliminations and Consolidating Adjustments	€50,629	100.0	€(577)

Eliminations and Consolidating Adjustments.	(3,358)		67
Consolidated Net Sales and Revenues	€47,271		€(510)		162,237

2002:
Automobiles	€22,147	37.2%	€(1,343)	—	49,544
Agricultural & Construction Equipment(3)	10,513	17.6	163	—	28,528
Commercial Vehicles	9,136	15.3	102	—	38,113
Ferrari-Maserati	1,208	2.0	70	—	2,896
Components	3,288	5.5	(16)	—	20,716
Production Systems	2,320	3.9	(101)	—	18,186
Metallurgical Products	1,539	2.6	27	—	7,368
Aviation	1,534	2.6	210	—	5,049
Insurance	4,916	8.2	147	—	3,098
Services	1,965	3.3	67	—	7,900
Publishing and Communications	360	0.6	3	—	932
Other Companies(6)	731	1.2	(104)	—	4,171
Total before Eliminations and Consolidating Adjustments	€59,657	100.0%	€(775)

Eliminations and Consolidating Adjustments.	(4,008)		13
Consolidated Net Sales and Revenues	€55,649		€(762)		186,492

2001:
Automobiles	€24,440	38.6%	€(549)	(246.2)%	55,174
Agricultural & Construction Equipment (3)	10,777	17.0	209	93.7	28,127
Commercial Vehicles	8,650	13.7	271	121.5	35,340
Components	4,073	6.4	(74)	(33.2)	24,228
Production Systems	2,218	3.5	60	26.9	17,243
Metallurgical Products	1,752	2.8	15	6.7	13,827
Aviation	1,636	2.6	186	83.5	5,243
Insurance	5,461	8.6	68	30.5	3,213
Services	1,805	2.9	73	32.7	7,171
Publishing and Communications	347	0.5	(2)	(0.9)	934
Other Companies (6)	2,158	3.4	(34)	(15.2)	8,264
Total before Eliminations and Consolidating Adjustments	€63,317	100.0%	€223	100.0%

Eliminations and Consolidating Adjustments.	(5,311)		95
Consolidated Net Sales and Revenues	€58,006		€318		198,764

Note:	Note 21(iv) to the Consolidated Financial Statements included in Item 18 sets forth the amounts of revenues attributable to intersegment transactions for each of our sectors, but not for our “Other Companies.” The aggregate of these amounts for all sectors is shown under “Eliminations and Consolidating Adjustments” in the above table.

(1)	Represents the revenues or operating income, as the case may be, of each sector, prior to eliminations and consolidating adjustments, as a percentage of total consolidated net sales and revenues or operating income, as the case may be, prior to eliminations and consolidating adjustments. No such percentages are given with respect to the operating result for 2003 and 2002, as we recorded a consolidated operating loss.

(2)	Operating income (loss) reflected in eliminations and consolidating adjustments arises primarily from the consolidation process.

(3)	The revenues of CNH (as reported by us under Italian GAAP) in dollars, CNH’s reporting currency, were $10,654 million in 2003, $9,928 million in 2002 and, $9,653 million in 2001. Similarly, operating income for CNH (as reported by us under Italian GAAP) in dollars totaled $259 million in 2003, $154 million in 2002 and $188 million in 2001.

(4)	Data for the aviation sector are through July 1, 2003, the date of its deconsolidation.

(5)	Data for the insurance sector are through May 2, 2003, the date of its deconsolidation.

(6)	“Other Companies” include holding companies and other companies directly owned by Fiat S.p.A. Until December 31, 2001, Ferrari—Maserati was included and reported in “Other Companies,” accounting for €1,058 million of revenues, €62 million of operating income and 2,566 employees in 2001.

SECTORS

     Our companies in 2003 were organized into nine operating sectors, following the divestitures of our former insurance and aviation sectors in the first half of the year. Each of our sectors operates with broad management authority exercised within a strategic framework determined jointly by the sectors and Group management.

Automobiles

     Our automobile operations are conducted primarily through Fiat Auto and its subsidiaries. The automobiles sector operates internationally with three major brands — Fiat, Lancia and Alfa Romeo — and manufactures and markets automobiles and related products primarily in Italy, in the rest of Europe and in South America.

     At December 31, 2003, the sector employed 44,563 workers, including 28,413 in Italy. The sector recorded a net decrease of approximately 5,000 employees during 2003, both in Italy and abroad, reflecting reductions due to the changes in the scope of consolidation and cuts in production capacity as part of the sector’s restructuring initiatives and the implementation of efficiency programs. Some of the workforce reductions in Italy took place as part of an early retirement program (“mobilità di accompagnamento alla pensione”). See Item 6. “Directors, Senior Management and Employees — Employees and Labor Relations — Industrial reorganization.”

     The year 2003 saw Fiat Auto deeply engaged in the implementation of relaunch initiatives aimed at improving the sector’s performance. In the latter part of the year, Fiat Auto recorded the first positive results of these initiatives, despite an international economic scenario characterized by negative trends in the principal markets where it operates. In Europe, a prolonged period of low GDP growth has led to the progressive contraction of the car market. Over the last four years, demand in Europe has declined by more than 800,000 units. This, together with the strength of the European currency, which favors the competitiveness of non-European OEM’s, has put further pressure on prices, and has created a situation in which European OEM’s are unable to pass higher input costs on to consumers. Furthermore, in recent years, the auto sector has experienced a reduction in auto sales prices. Together, all of these factors have generally had negative consequences for the profitability of the European auto industry.

     Despite this environment, and a general drop in the sector’s volumes and revenues and an increase in research and development expenditures, Fiat Auto succeeded in reducing its operating losses to €979 million in 2003, which, while still significant, were 27% lower than the losses it recorded in 2002, largely as a result of strict compliance with cost-reduction objectives set in connection with our relaunch initiatives and the positive effects of new models launched in the latter part of the year.

     The year 2003 saw Fiat Auto continuing to implement restructuring and management reorganization programs aimed at bringing its industrial and commercial structure in line with internationally competitive standards. As part of this process, Fiat Auto reorganized its business unit structure from five units into four: Fiat/Lancia, Alfa Romeo, Light Commercial Vehicles and Aftersales.

     In addition, in accordance with the Program Agreement reached between the Group and the Italian government in December 2002, Fiat Auto took measures to reduce its headcount in Italy and also sought to reduce labor costs through the use of the cassa integrazione guadagni straordinaria (a longer-term temporary layoff benefits fund) and reduced use of temporary staff, while at the same time seeking to minimize the social impact of its organizational and industrial restructuring. The taking of these measures greatly contributed to Fiat Auto’s ability to emerge on December 8, 2003, from the “business-in-crisis” status it had been granted by the Italian government in 2002. In addition, the implementation of measures to rationalize manufacturing processes, combined with the launch of new models in the second half of 2003 permitted approximately 60% of the workers who had been temporarily laid off to return to work, in some cases ahead of schedule. See Item 6. “Directors, Senior Management and Employees — Employees and Labor Relations”.

     Fiat Auto also launched significant initiatives aimed at preparing for the challenges of the years ahead, including:

•	an accelerated renewal of the sector’s core product range, including not fewer than 14 renovated or completely new vehicles from 2004 through 2006. These products, and particularly the new vehicles, are aimed at responding to market trends (in terms of style, size, performance, and mission), while at the same time underlining the distinctive characteristics of Fiat Auto’s brands. Moreover, as part of this renewal, the sector will place an increased emphasis on sales in higher margin segments of the automobile market;

•	a series of cost-reduction measures, including plant optimization and inventory reduction, as well as further workforce reductions. In this context, the sector has transferred production of the Alfa 166 and Lancia Thesis models in Italy from its Rivalta plant to its Mirafiori plant, and has ceased most manufacturing activities in Argentina, where Fiat Auto now produces only a small quantity of diesel engines, and plans to consolidate future production of the Fiat Punto only at its Melfi plant and of the Lancia Ypsilon only at its plant in Termini Imerese in Sicily;

•	growth in the major European markets outside of Italy, in order to reduce its dependence on the domestic market, and development of the opportunities arising from the enlargement of the European Union to 25 countries, building on its well-established presence in Poland, and experience in those markets;

•	the strengthening of its market position in the major world markets in which Fiat Auto is already present (Brazil, Turkey and China, in particular);

•	a rationalization and requalification of its dealer network and revamping of its fleet sales organization;

•	an increased focus on the rationalization of platforms and components in order to reduce the complexity of procurement and manufacturing as well as costs, while at the same time both increasing the level of quality and strictly maintaining each brand’s distinctive character; and

•	quality improvement initiatives, including the re-engineering of core processes and the appointment of “change management” teams.

     In addition, as of January 1, 2004, as part of its initiatives to increase efficiency and reduce costs, Fiat Auto re-acquired the industrial plant maintenance activities that had been outsourced to Comau S.p.A. and its subsidiary Comau Poland, at its plants in Italy and Poland in order to bring in-house the performance of certain maintenance activities on industrial machinery and equipment.

     Models introduced in 2003 were well-received by the international press and include the new Fiat Panda, a city car honored with the prestigious 2004 Car of the Year award; the Fiat Idea compact minivan; the elegant Lancia Ypsilon compact; and the Alfa Romeo GT, a five-seat coupé. Other noteworthy product concepts presented in 2003 include the Kamal, an SUV “concept” car, and the 8C Competizione, a luxury high-performance sports car.

     Innovations in the area of engines included: the introduction of the 1.3-liter Multijet 16-valve diesel engine, which complies with the Euro 4 emission standards that take effect starting in 2006, for the Punto, the Idea and the Ypsilon; development of Doblò and Panda models equipped with 1.3-liter Multijet 16-valve diesel engines, which models were then launched commercially in January and May 2004, respectively; launch of the Punto bi-power (powered by methane and gasoline); upgrades to make the engines in the Doblò Panorama, Multipla and Punto passenger transports compliant with European on-board diagnostic (EOBD) standards; introduction of a 1.4-liter 16-valve engine for the Ypsilon, Idea and Punto and of 1.9-liter 16-valve diesel 140 brake horse power (bhp) and 1.4-liter 16-valve “Fire,” or “fully integrated robotized engine,” and 90 bhp engines for the Stilo, for which the 2004 model year was launched in the last quarter of 2003. FIRE engines are completely manufactured by robot technology, on fully automated production lines.

     Major upgrades were also done by Alfa Romeo on its current product line, particularly on the GTV/Spider (2.0 JTS and 240-bhp 3.2-liter V6 24-valve gasoline engines), the 156 and 166 (a 175-bhp 2.4-liter JTD 20-valve Multijet engine). A new 100-bhp 1.9-liter JTD engine was also introduced on the Alfa 147. In addition, Alfa Romeo now offers new automatic Sportronic (166 diesel) and robotized Selespeed (147 and 156 GTA) transmissions.

     During 2003, Fiat Auto continued to refocus and strengthen its international industrial and commercial presence, placing special emphasis on such major markets as Latin America, China and Turkey. In particular:

•	In Brazil, despite a business climate characterized by increasing competitiveness and a further decrease in demand, Fiat Auto retained market leadership for the third consecutive year with a share of 25.3% for cars and light commercial vehicles combined. During the year, the sector launched the new Palio, which received the prestigious Carro do año (Car of the Year) award, introduced the Adventure version of the Doblò.

•	In Argentina, the deep slump of 2002 was followed by steady signs of improvement in 2003, with demand in the automobile market up 40.5% from 2002 levels. In this environment, the sector renewed its auto sales in Argentina, mainly of models imported from Fiat Auto’s subsidiary in Brazil, following the severe reduction in its activities in Argentina in 2002. In 2003, Fiat Auto’s manufacturing activity in Argentina remained limited to production of a small quantity of 1.7-liter diesel engines for export.

•	In China, Fiat Auto’s joint venture with the Yueijin Motor Group increased sales to 37,200 units from 23,700 units in 2002. During 2003, the product line, which comprised the Fiat Palio and Siena, was expanded with the introduction of the Palio Weekend, with the sector’s Speedgear automatic transmission introduced in all three models.

•	In Turkey, Tofas, a joint venture of Fiat Auto and Koc Holding A.S., strengthened its position as Turkey’s leading carmaker in 2003 and significantly broadened its product line, introducing a 1.3-liter Multijet engine for the locally produced models Palio and Albea, which is a version of the Siena restyled for the Turkish market. The sector also launched the Fiat Stilo and Punto on the Turkish market in 2003.

•	In Mexico, Fiat Auto entered into an agreement with General Motors Mexico in 2003 to distribute Fiat-brand cars through the Pontiac distribution network, including the Palio and Siena, as well as the Adventure and other models. Sales of these models commenced in August 2003. Fiat Auto also entered into an agreement with General Motors to distribute Alfa Romeo-brand cars through the Cadillac-Saab distribution network in Mexico starting in the second half of 2003, including models such as the Alfa 147 and 156 sedan.

     Fiat Auto also seeks to increase its profitability and competitiveness through the implementation of strategic industrial alliances with other auto manufacturers, which the sector sees as fundamental to achieving the economies of scale required to operate competitively.

     Fiat Auto’s network of alliances includes alliances entered into with the PSA Peugeot Citroen Group in 1978 for the production of light commercial vehicles, carried out through Sevel S.p.A., and for the production of multi purpose vehicles and utility vans, carried out through Sevel Nord S.A.

     In March 2000, we entered into an alliance with General Motors in certain automobile-related businesses. The alliance includes Fiat-GM Powertrain, B.V., a 50-50 joint venture combining Fiat Auto’s operations in the areas of design, manufacture and sale of automobile powertrains with General Motors’ European and South American powertrain operations. Fiat Auto and General Motors also established GM-Fiat Worldwide Purchasing, a 50-50 joint venture for the purchase of parts and supplies for the manufacturing of automobiles.

     In 2003 and 2004, this alliance led to two agreements between Fiat Auto and Suzuki Motor Corporation, a subsidiary of General Motors. Under one of these agreements, announced in April 2003, Fiat Auto and Suzuki will produce a new sport utility vehicle (SUV) segment at a Suzuki plant in Hungary that will be marketed under the Fiat brand; the other, announced in May 2004, provides for the production of Fiat’s Multijet 1.3-liter 16 valve diesel engine at Suzuki’s facility in India.

     Fiat Auto also continued to reap benefits from our industrial alliance with General Motors in 2003, particularly as a result of the joint procurement operations carried out by the GM-Fiat Worldwide Purchasing joint venture.

     However, differences between General Motors and us as to the interpretation of certain terms of our original alliance agreements led us and General Motors to amend those agreements during the year. The salient points of the alliance are outlined below:

•	In 2000, we and General Motors entered into a master agreement (as amended or supplemented, the “Master Agreement”) initiating the industrial alliance between Fiat Auto and General Motors. In accordance with the Master Agreement, General Motors purchased a 20% interest in Fiat Auto Holdings, and we purchased approximately 5.4% of General Motors $1-2/3 par value common stock. We subsequently sold these shares in December 2002.

•	Under the original terms of the Master Agreement, during the period from January 2004 to July 2009, we were entitled to put our shares of Fiat Auto Holdings to General Motors at a price to be negotiated between us or determined by independent investment banks. We had the same right with respect to 100% of the shares of Fiat Auto S.p.A., Fiat Auto Holdings’ main operating subsidiary.

However, General Motors has alleged that our sale of certain assets of the financing business of Fiat Auto and a capital increase at Fiat Auto Holdings we carried out in 2003 constitute breaches of the Master Agreement entitling General Motors to terminate the Master Agreement, and, with it, the put option. We contend that both of these transactions were proper and did not violate the Master Agreement or any of GM’s rights. We regard the put option as effective and exercisable in accordance with the provisions of the original Master Agreement.

•	As a result, in October 2003, we and General Motors agreed to amend the Master Agreement to postpone the put period by one year, so that it begins on January 24, 2005, and ends on July 24, 2010. We also entered into a standstill agreement precluding either of us or General Motors from initiating legal proceedings with regard to any disagreements then existing relating to the Master Agreement prior to December 15, 2004, without prejudicing our respective rights under the Master Agreement. We and General Motors have stated that these agreements were executed in the context of ongoing discussions between us and General Motors regarding the re-defining of the structure of our strategic alliance in order to permit our industrial cooperation to continue constructively and resolve both parties’ concerns.

•	The Master Agreement also gives General Motors a right of first offer (but not a call option) through July 2010 entitling it to buy all of our shares of Fiat Auto Holdings at a price set by us (or to offer to buy such shares at a lower price, which we may accept or reject) in the event that we propose to sell the shares to a third party at that price. General Motors has the same right in respect of the shares of Fiat Auto S.p.A. should Fiat Auto Holdings decide to sell Fiat Auto S.p.A.’s shares to a third party.

•	Subject to certain limitations, we and General Motors have agreed not to acquire or offer to acquire the assets or securities of each other or of any of our respective subsidiaries without the other party’s consent for as long as each of us holds stock of Fiat Auto Holdings and for a period of ten years thereafter. In addition, we have agreed not to allow Fiat Auto S.p.A. or Fiat Auto Holdings to take certain significant corporate actions without the consent of General Motors so long as it holds stock of Fiat Auto Holdings.

     For additional information on our relationship with General Motors and the related agreements, see Note 14(ii) to the Consolidated Financial Statements included in Item 18.

     In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, General Motors stated that it currently does not intend to subscribe for its pro rata portion of the capital increase we carried out at Fiat Auto Holdings in 2003. Under the terms of this approximately €5 billion capital increase, which we approved at a Fiat Auto Holdings stockholders’ meeting on April 23, 2003, we and General Motors have the right to elect to subscribe for amounts up to our respective full pro rata portions of the capital increase from time to time through October 2004. As of the date of this annual report, we have subscribed for approximately €3 billion in additional Fiat Auto Holdings shares, and General Motors has not subscribed for any additional Fiat Auto Holdings shares. As a result, General Motors’ equity interest in Fiat Auto Holdings has been diluted to approximately 10%.

     As noted above, we expect to continue discussions with General Motors regarding further industrial collaboration and the structure of our strategic alliance. We cannot, however, provide any assurances as to what the results of these discussions will be or if we will reach any agreement with General Motors regarding these or other matters.

     Markets and Competition.* In 2003, the Western European automobile market (measured in terms of new registrations) decreased to 14.2 million units, or 1.2% fewer units than in 2002, reflecting the continued weakness in the overall European economy, as declines were registered in most of Fiat Auto’s major markets.

     In Italy, new registrations totaled 2,251,000, a decrease of 1.2% from 2002, reflecting the general weakness in the economy and the expiration of environmental incentives introduced by the government to favor the replacement of non-catalytic converter-equipped vehicles that were in effect from July 2002 through March 2003. Demand was also down in all other major Western European

*	Throughout this report, unless otherwise specified, market share and vehicle registration data for 2003 represent the best estimates available from the sources indicated as of the date hereof. We calculate our market share as being equal to the percentage of the total number of vehicles registered in the relevant market during the relevant period that is attributable to our vehicles. In certain cases, market share and vehicle registration data for 2002 and 2001 have been revised from that presented in our Annual Report on Form 20-F for the year ended December 31, 2002 to reflect changes in such sources appearing after the date thereof. Unit sales represent sales of vehicles to our distribution network, importers and other large direct customers during the relevant period.

countries other than the United Kingdom and Spain, where registrations increased by 0.5% to 2,586,000 vehicles and 4.3% to 1,380,000 vehicles, respectively. New registrations decreased in France by 6.4% to 2,003,000, and in Germany by 0.4% to 3,174,000, continuing the negative trend of previous years.

     Elsewhere in Europe, shipments increased in the Polish market, rising 16.3% to 353,000 vehicles, reflecting strong economic growth in that country. The Turkish market improved sharply in 2003, as new vehicle registrations more than doubled to over 227,000 units, reflecting stronger economic growth during the year, as well as government incentives favoring the purchase of new cars. In the Mercosur countries, demand declined in Brazil by 3.2% to 1,195,000 vehicles in 2003, while in the Argentine market the demand increased by 40.5% from the extremely low levels recorded in 2002, to 96,000 units.

     New registrations of light commercial vehicles also declined in Western Europe as a whole, totaling slightly more than 1.7 million units, or 2.0% fewer than in 2003. Demand was down 17.4% in Italy, partly as a result of the expiration of government incentives to encourage capital investment, but showed healthy increases in the United Kingdom (+15.3%) and Spain (+8.8%). Large gains were also recorded in Poland (+20.5%).

     Fiat Auto sold a total of 1,695,000 vehicles to its dealer network, importers and other large direct customers in 2003 (1,779,000 if sales by unconsolidated affiliates are added), as compared with 1,860,000 in 2002 (1,910,000 including unconsolidated affiliates). The decrease of 8.8%, or 165,000 vehicles, in the sector’s global unit sales (excluding unconsolidated affiliates) was mainly attributable to declines of 123,000 units in Western Europe and 40,000 units in Brazil.

     In Western Europe as a whole, the sector’s share of the automobile market declined to 7.4%, falling 0.8 percentage points from 2002 levels. Fiat Auto’s unit sales in Western Europe excluding Italy totaled 508,000 units, a decline of 6.4%, as its share of the automobile market decreased from 4.0% in 2002 to 3.5% in 2003. The sector’s unit sales in Italy declined by 11.5% to 671,000, as its market share in Italy fell from 30.2% to 28.0%. In Brazil, market share declined slightly to 25.2% in 2003 from 25.8% in 2002, while market share in Poland held steady at 17.8%. The declines in Fiat Auto’s market share in Western Europe and Italy reflect a strategic decision by the sector to reduce sales through less profitable distribution channels, extremely aggressive competition and the fact that commercial launch of several new models did not take place until the second half of the year.

     In the market for light commercial vehicles, Fiat Auto’s share of the Western European market reflected the same downward trend that shaped overall demand, falling by 1.4 percentage points to 11.2%, reflecting the contraction of the Italian market, where Fiat Auto has a strong presence, as well as a loss in market share in Italy, partly reflecting the fact that Italian market share in 2002 was boosted by a significant fleet order from a large corporate customer.

     The following table sets forth for the years indicated unit sales of the sector’s automobiles and light commercial vehicles in its principal markets, the percentage of the sector’s unit sales represented by each market and the sector’s automobile market shares (excluding light commercial vehicles).

	2003			2002			2001
		Percentage	Auto market		Percentage	Auto market		Percentage	Auto market
	All units	of units	share	All units	of units	share	All units	of units	share
	sold	sold	(%)	sold	sold	(%)	sold	sold	(%)
	(Units in thousands)
Italy	671	39.6%	28.0%	759	40.8%	30.2%	825	39.4%	34.6%
Western Europe (excluding Italy)	508	30.0	3.5	543	29.2	4.0	631	30.2	4.6

Total W. Europe	1,179	69.6	7.4	1,302	70.0	8.2	1,456	69.6	9.5
Brazil	318	18.8	25.2	358	19.2	25.8	416	19.9	28.5
Poland	70	4.1	17.8	61	3.3	17.7	76	3.6	23.2
Rest of the world	128	7.5		139	7.5		144	6.9

TOTAL	1,695	100.0%		1,860	100.0%		2,092	100.0%

Sources:	Derived from a variety of official and non-official sources believed to be reliable, including the following agencies in the indicated countries: Italy — Ministero dei Trasporti; Brazil — Associação Nacional dos Fabricantes de Veiculos Automotores; France — Chambre Syndicale; Germany — Krafter Bundesamt; Spain — Direccion General de Trafico (D.G.T.); United Kingdom — Society of Motor Manufacturers and Traders (S.M.M.T.).

     In Western Europe, Fiat Auto sold a total of 1,179,000 vehicles in 2003, a 9.4% decrease compared with 2002. The decrease in sales reflected the continuing and pervasive weakness that characterized market demand and the fact that several new models (Fiat Panda, Fiat Idea, Lancia Ypsilon and Alfa GT) were not introduced commercially until late in 2003. Sales were lower in all of Fiat Auto’s principal markets, with the exception of Spain (+14.8%), where they increased due to robust sales of the new Fiat Panda and the Lancia Ypsilon in the latter part of the year and a strong performance by the Alfa Romeo brand, and the United Kingdom (+1.4%).

     The sector had mixed results in Poland and Brazil, its two most important markets outside Western Europe. In Poland, Fiat Auto sold a total of 70,000 vehicles in 2003, an increase of 15.9% compared with 2002, reflecting the strong growth of the market. The sector’s automobile market share in Poland was steady at 17.8%. In Brazil, sales continued to decline, falling 11.3% to 318,000, and the sector’s automobile market share declined to 25.2% in 2003 from 25.8% in 2002, reflecting the general weakness in the market and aggressive competition.

     In Argentina, where sales and manufacturing activities were reduced sharply during 2002 as a result of the economic crisis in that country, sales in 2003 increased as the market started to recover, with the sector selling approximately 14,700 vehicles, compared to approximately 6,800 in 2002.

     The Western European market for automobiles, in which approximately 70% of the sector’s unit sales were made during 2003, is generally divided into a number of different major model segments or classes. The sector’s three major automobile brands are generally represented in each of these segments, with individual models designed to meet a broad range of consumer tastes:

•	The Fiat brand includes models ranging from the city subcompact Seicento and the new Panda to the subcompact Punto, the intermediate/compact Stilo (including its station wagon version), the Doblò multipurpose vehicle and light commercial vehicle. The Fiat range also includes other multipurpose vehicles (the Ulysse and Multipla). The sector also produces the subcompact Siena and Palio in Brazil and in China, as well as in other emerging markets. In 2004, Fiat Auto also entered the compact multipurpose vehicle segment with a new model, the Idea.

•	The sector’s light commercial vehicles (those with gross vehicle weights, or “GVW”, of 3.5 tons or less) are also sold under the Fiat brand, including the Ducato (of which a new version was introduced in 2003), Doblò Cargo, Scudo and the Strada pickup. Our Ducato utility vans are produced in Italy through the Sevel S.p.A. joint venture with Peugeot S.A., with a second joint venture with Peugeot S.A., Sevel Nord S.A., manufacturing multi purpose vehicles and utility vans in France for sale in the European market under the Fiat, Lancia, Peugeot and Citroën brands. The Ducato line is also manufactured at a facility in Sete Lagoas, Brazil, which Fiat Auto operates in a joint venture with Iveco.

•	The Lancia brand, traditionally associated with elegance and comfort, includes the new version of the Ypsilon model, which has performed well on the market since its launch. In 2003, we also enhanced the Lancia Thesis and Phedra, in the luxury and multipurpose ranges, respectively, installing new, higher-performing engines. In March 2004, the compact MPV Musa had its world premiere at the Geneva International Motor Show, and was presented to the international media in the second half of June 2004.

•	The Alfa Romeo brand, with its strong tradition of high performance, includes the award-winning intermediate/compact Alfa 147, the Alfa 156 and the Alfa Sportwagon in the intermediate segment, as well as the full-size Alfa 166. In 2003, Fiat Auto launched the Alfa GT sport coupé, and introduced styling improvements to the Alfa 156, 166 and GTV/Spider. It also installed improved motor-engineering in the entire range of Alfa Romeo models. In early 2004, it presented the Alfa Crosswagon, which represents the return of the brand to the four-wheel drive segment.

	2003		2002		2001
		Percentage		Percentage		Percentage
	Units	of Units	Units	of Units	Units	of Units
	Sold	Sold	Sold	Sold	Sold	Sold
	(Units in thousands)
City subcompacts	238	14.0%	227	12.2%	257	12.3%
Subcompacts	704	41.6	793	42.6	950	45.4
Intermediate/compact	332	19.6	373	20.0	346	16.6
Intermediate	76	4.5	107	5.8	165	7.9
Full-sized	11	0.6	11	0.6	11	0.5
Sports cars	5	0.3	4	0.2	9	0.4
Multipurpose vehicles	82	4.8	77	4.2	92	4.4
Light commercial vehicles	247	14.6	268	14.4	262	12.5

TOTAL	1,695	100.0%	1,860	100.0%	2,092	100.0%

     The increase in Fiat Auto’s unit sales of city subcompact vehicles was mainly due to the positive impact of sales of the new Panda, while the decline in sales of subcompact vehicles was primarily attributable to lower sales of the Fiat Punto in Europe. The sector’s sales of intermediate/compact vehicles decreased, reflecting a decline in sales of the Fiat Stilo. The decrease in Fiat Auto’s unit sales of intermediate vehicles was due to further decline in sales of the Fiat Marea, as its sales dropped as a result of the phase-out of this model that started in September 2002, and the Alfa 156. The sector’s sales of multipurpose vehicles increased, as result of the increase in the sales of the new Ulysse and the Lancia Phedra. The sector’s sales of light commercial vehicles showed a general decrease in all model segments.

     The following table sets forth for the years indicated the market shares of the Fiat Group and its major competitors in each of the automobile markets indicated.

	Italy			Germany			France			United Kingdom			Total Western Europe
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
Fiat Group	28.0	30.2	34.6	2.7	3.2	3.7	3.6	4.1	4.9	3.3	3.7	4.7	7.4	8.2	9.6
VW Group	11.4	12.4	12.3	30.0	29.6	29.7	10.1	10.7	11.3	12.4	12.1	11.8	18.2	18.2	18.6
General Motors/ Opel	7.3	8.4	8.9	10.5	10.8	12.4	6.3	5.9	6.3	12.6	12.9	13.2	9.8	10.0	10.8
PSA Group	11.1	9.9	8.1	5.9	5.4	4.8	32.4	33.5	33.7	11.6	13.2	13.6	14.8	15.1	14.5
Ford	8.8	9.6	9.0	7.3	9.8	9.8	5.4	5.5	5.6	14.6	20.2	20.8	11.0	11.4	11.2
Renault	7.4	6.9	7.0	6.3	6.4	6.1	27.2	26.9	26.6	7.3	7.6	7.4	10.6	10.7	10.6
Japanese	11.4	10.1	9.0	11.5	10.7	9.9	5.6	6.2	5.3	15.8	15.0	14.0	12.7	11.6	10.6
Others	14.6	12.5	11.1	25.8	24.1	23.6	9.4	7.2	6.3	22.4	15.3	14.5	15.5	14.8	14.1

TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sources: Derived from a variety of official and non-official sources believed to be reliable, including the following agencies in the indicated countries: Italy — Ministero dei Trasporti; France — Chambre Syndicale; Germany — Krafter Bundesamt; Spain — Direccion General de Trafico (D.G.T.); United Kingdom — Society of Motor Manufacturers and Traders (S.M.M.T.).

     Distribution. Fiat Auto distributes automobiles in its principal markets throughout the world through networks of dealers in each market that are organized on the basis of their coverage of specific geographic areas. At December 31, 2003, its European network consisted of approximately 1,830 dealers, of which 516 were located in Italy. Fiat Auto also maintains significant dealer networks in Brazil and in Poland.

     Fiat Auto entered into new contracts with its dealer network on October 1, 2003, in compliance with the new European “block exemption” regulation. See “— Operating Environment — European Union” below. The new contracts eliminate the exclusivity clauses that were included in the previous dealer agreement, permitting dealers to sell a variety of auto brands in the same showroom, provided they are separated into brand-specific areas. The new contracts also eliminate as of September 2005 the so-called “location clause,” which gave Fiat Auto the right to determine where their dealers were located geographically, and permit auto dealers instead to sell vehicles to consumers throughout the EU. The contracts also no longer oblige dealers to provide after-sales servicing in addition to their auto sales activities.

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

     Production. Fiat Auto currently owns and operates nine plants in the automobiles sector, including five in Italy, and one in each of Poland, Brazil, Argentina and India.

     Approximately 88% of the sector’s capital expenditures, which totaled €1,100 million in 2003, as compared with €1,115 million in 2002, were devoted to strategic development. More particularly, approximately 63% of capital investment was spent to complete the retooling of production lines for the new models launched during 2003, and for production equipment relating to future models. Approximately 26% was spent on capital investment in cars purchased for the sector’s long-term leasing programs, while 2% of total capital expenditures was spent on manufacturing plants. Research and development outlays for the sector amounted to €939 million in 2003, up from €861 million in 2002.

     Financial Services. In 2003, Fiat Auto’s financing and mobility services were reorganized as a result of the transfers of 51% of Fidis Retail Italia to Synesis Finanziaria S.p.A. and of 100% of Banco Fiat SA, its Brazilian retail financing operations, to the Brazilian banking group Itaù. The €20,450 million of financing offered to the distribution network and the sector’s suppliers was approximately 13.7% less than in 2002, reflecting portfolio analysis focused on increasing loan quality and profitability, and as a result of lower production volumes.

     In 2003, the main focus of Fiat Auto’s rental operations was increasing the profitability of new contracts. These rental operations were conducted through Leasys and Savarent. Leasys is a company jointly controlled by Fiat Auto (through Fidis Renting Italia S.p.A.) and Enel S.p.A., and is engaged mainly in long-term rentals for large, multibrand fleets. Savarent manages small and medium-size fleets through the Fiat Auto sales network. As of December 31, 2003, the sector’s rental fleet numbered 134,000 vehicles, or approximately 9% more than in 2002.

Agricultural and Construction Equipment

     Our agricultural and construction equipment sector is led by CNH Global N.V. As of March 31, 2004, our wholly owned subsidiary Fiat Netherlands Holding N.V. held voting power equal to approximately 84.2% of CNH’s outstanding common stock. CNH is a leading manufacturer of agricultural and construction equipment and has one of the industry’s largest equipment finance companies. CNH capitalizes on its globally recognized brand names, Case, Case IH, New Holland, New Holland Construction, Steyr, Fiat Kobelco, FiatAllis (a joint venture between Fiat’s construction equipment business and Allis Chalmers), Kobelco and Orenstein & Koppel Aktiengesellschaft (“O&K”), which represent its dual brand families, Case and New Holland. CNH distributes its brands in approximately 160 countries through an extensive network of over 12,000 dealers and distributors. CNH also offers retail financing for the purchase or lease of agricultural and construction equipment.

     In April 2003, CNH issued a total of 8 million new Series A preference shares to us and another of our affiliates, in exchange for the retirement of $2 billion in indebtedness owed to other Fiat Group companies. Each of the Series A preference shares has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s stockholders. The Series A preference shares will automatically convert into 100 million CNH common shares at a conversion price of $20 per share if the market price of CNH’s common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at anytime through and including December 31, 2006, or $21 at any time on or after January 1, 2007, subject to anti-dilution adjustments. Issuance of the preference shares would increase our ownership interest in CNH to approximately 91% on an as-converted basis.

     On August 1, 2003 and September 16, 2003, Case New Holland, Inc., a direct wholly-owned subsidiary of CNH, issued a total of $1.05 billion of 9 1/4% Senior Notes due 2011 which are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries. Case New Holland, indirectly through its subsidiaries, owns substantially all of the U.S. assets of CNH and certain of its non-U.S. assets. In May 2004, CNH’s wholly owned subsidiary Case New Holland Inc. completed an offering that was not registered under the Securities Act of $500 million of 6% senior notes due June 1, 2009.

     CNH is the only global, full-line company in both the agricultural and construction equipment industries, with activities in every significant geographic and product category in each business. In 2003, approximately 42% of CNH’s net sales were generated in North America, approximately 37% in Western Europe, approximately 7% in Latin America and approximately 14% in the Rest of the World. CNH’s broad manufacturing base includes facilities in Europe, Latin America, North America, Australia, China, India and Uzbekistan. Its global scope and scale integrates engineering, manufacturing, marketing and distribution of equipment on five continents.

     At December 31, 2003, the sector employed 26,825 workers, including 4,247 in Italy.

     Agricultural Equipment. CNH believes it is one of the leading global manufacturers of agricultural tractors and combines, based on units sold, and believes it has leading positions in hay and forage equipment and specialty harvesting equipment. Its primary product lines of agricultural equipment, sold under the Case IH and New Holland brands, include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment, sprayers, and grape, cotton and sugar cane harvesters. In construction equipment, CNH believes it has leading positions in backhoe loaders and in skid steer loaders in North American and a leading position in crawler excavators in Western Europe. In addition, CNH sells a large number of construction equipment products, such as telehandlers, skid steer loaders and backhoe loaders, to agricultural equipment customers.

     In order to capitalize on customer loyalty to dealers and CNH’s historical brand identities, CNH continues to use the Case IH, Steyr (tractors only) and New Holland brand names, and to manufacture equipment using each brand’s historical colors. Management believes that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors across CNH’s brands have a higher percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. In addition, flagship products, such as row crop tractors and large combine harvesters, have a significantly greater degree of model differentiation. CNH has retained distinctive features that are specific to a particular brand as part of each brand’s identity, including the Supersteer® axle for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and the front axle mounted hitch for Steyr.

     Construction Equipment. CNH manufactures and distributes a full line of construction equipment, including crawler excavators, wheeled excavators, wheel loaders, backhoe loaders, skid steer loaders and mini-excavators. The present brand and product portfolio is the heritage of many companies that have been merged into the global Case and New Holland brand families. Case Construction provides a full line of products on a global scale. The New Holland family has a regionalized focus capitalizing on historical brand names and customer relationships. For example, the Fiat Kobelco joint venture focuses on the Japanese-technology segment of the European market, O&K focuses on the segment of the Western European market that prefers German-developed technology and FiatAllis has a strong full-line offering, which serves the Latin American market.

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

     Financial Services. CNH Capital is the captive financing arm of CNH, providing financial services to dealers and customers in North America, Australia, Brazil and (through its joint venture with BNP Paribas Lease Group) in Western Europe. CNH Capital’s operations are focused on the core business of supporting agricultural and construction equipment sales to its base of equipment dealers and retail customers throughout the world. CNH has exited the commercial lending and retail financing activities it had conducted outside of its own dealer networks and reduced the scope of its operating lease business, and is concentrating on maintaining and enhancing the quality of its core portfolio through a focus on fundamental underwriting, processing and monitoring capabilities, augmented by intensive follow-up and remarketing efforts in troubled situations. At December 31, 2003, CNH Capital had a serviced portfolio of approximately $12 billion, including its joint venture arrangement in Western Europe. Of this total, the U.S. accounted for approximately 55% of the serviced portfolio, Western Europe 22%, Canada 11%, Brazil 7% and Australia 5%.

     CNH plans to expand its support to dealers and customers in as many areas of the world as is feasible using minimal amounts of invested capital. Partnerships similar to the arrangement entered into in 2002 with BNP Paribas Leasing Group, which broadened product offerings throughout Europe and significantly reduced current and future capital requirements, will continue to be evaluated in other regions.

     Restructuring and Divestitures. CNH is the result of our November 1999 acquisition of Case Corporation and combines Case’s operations with those of New Holland N.V., the former lead company of our agricultural and construction equipment sector. Following the acquisition, New Holland changed its name to CNH Global N.V. CNH formulated a plan to integrate the operations of the Case and New Holland businesses at the time of the merger. The goal was to divest or close more than 30% of manufacturing locations, including those required to be divested by the regulatory authorities, and integrate manufacturing systems, reduce capacity and increase capacity utilization. In addition, CNH’s plans contemplated closing approximately 14 of its 45 parts depots while migrating to one global parts system and common parts packaging for parts that could be utilized by multiple brands or distribution networks. As of December 31, 2003, CNH has closed 17 plants and 11 parts depots. Through the consolidation of all functional areas, CNH’s employment levels are down from approximately 36,000 at the time of the merger to approximately 26,800 at December 31, 2003, a reduction of approximately 26%.

     A key strategic objective of the merger was the realization of profit improvement initiatives. CNH expects these profit improvements to arise from margin improvements from new products; the global sourcing of materials from fewer suppliers; reducing administrative costs by combining functions, reducing employment levels, outsourcing non-core functions and improving processes; rationalizing manufacturing plants and parts depots; converting to more focused manufacturing facilities; research and development efficiencies; and maintaining and improving quality.

     For example, in 2003, CNH completed a plan to reduce selling, general and administrative costs to less than 8.5% of net sales of equipment operations (as reported by CNH under U.S. GAAP). This compares to 10.8% in the first year of operations after the merger, and was achieved by eliminating duplicative functions and streamlining processes.

     As a global full-line competitor in both the agricultural and construction equipment markets, CNH plans to grow its business through market expansion and increasing its product offerings. CNH’s management expects that the commitment to cost controls and more efficient use of resources will create value through improved profitability and an enhanced financial position.

     CNH’s current strategic objectives are to:

•	generate cash through improved earnings, reduced working capital and improved asset utilization, and use that cash to reduce debt and strengthen the balance sheet;

•	deliver profitability throughout CNH’s business cycle and achieve higher margins than either Case or New Holland earned prior to the merger by realizing profit improvements, continuing sales growth and increasing customer satisfaction; and

•	continue to position CNH to take advantage of future opportunities for product and market expansion, both in the short to medium-term in areas such as Latin America and Eastern Europe and through the global alliance with Kobelco Japan and, in the longer term, in areas such as China and India.

     New Products. CNH has developed and is continuing to develop global product lines to support its dual brand families. By using common design elements and sharing capital-intensive components, CNH is reducing the total number of tractor, combine and construction equipment platforms while maintaining strong brand identities based on precision of handling, productivity, operation controllability, product serviceability, color and styling. Agricultural equipment platforms are being reduced from 66 to 35, and construction equipment platforms are being reduced from 77 to 39, without reducing the number of final product lines. For the year ended December 31, 2003, approximately 64% of revenues from the sale of agricultural equipment products and 66% of revenues from the sale of construction equipment products were derived from new products developed with common components since the merger. By 2005, CNH anticipates that substantially all of its product revenue, excluding parts, will be from products introduced since the merger. With the launch of the first all new products based on common platform strategy, CNH anticipates realizing further profit improvements in the form of higher margins. In addition, common product platforms have enabled CNH to offer, through all of its dealer networks, certain products previously available only through certain dealers.

     Markets and Competition.* Worldwide market demand for major agricultural equipment product lines in 2003 was approximately 7% higher than in 2002. Worldwide demand for tractors, on a unit basis, increased by about 7%, as increases of approximately 20% in North America and 14% in Rest of World markets were partially offset by declines of approximately 14% in Latin America and 5% in Western Europe. Worldwide demand for combines was approximately equal to 2002. Demand in North America declined by about 3%, while demand in Western Europe declined by about 7% and in Rest of World markets demand declined by about 20%. Combine demand in Latin America, however, was up approximately 25%. On a unit basis, CNH’s agricultural equipment sales penetration declined slightly, as overall tractor market share declined by about one-half of a percentage point from 2002, despite an increase in combine market share of approximately one and one-half percentage points. At the same time, CNH took measures to reduce company and dealer inventories, so that by year-end, total company and dealer inventories had declined by slightly more than one-half of one month’s supply.

     Overall worldwide market demand for major construction equipment product lines in which CNH competes increased by about 11% in 2003 compared with 2002. Market demand increased in both North America and in Rest of World markets in all of CNH’s major product categories. These increases were partially offset by declines in demand in both Western European and Latin American markets in all of CNH’s major product lines. World market demand for backhoe loaders, on a units basis, increased by about 6%, while demand for skid steer loaders increased by about 1%. Worldwide demand for CNH’s heavy construction equipment product lines increased by approximately 19%. On a unit basis, CNH’s construction equipment market penetration on a worldwide basis declined by approximately three percentage points, with declines in all of its major product categories in nearly every market.

     In 2003, CNH’s net sales of agricultural equipment as reported by CNH under U.S. GAAP in U.S. dollar terms were approximately 11% higher than in 2002. Approximately 8 percentage points of this increase resulted from the effects of currency translation, as the euro and the Australian dollar were approximately 20% stronger against the U.S. dollar in 2003 than in 2002; the Canadian dollar was approximately 12% stronger, the British pound about 9% stronger while the yen was about 7% stronger. Additional revenue from new products launched during the year and higher pricing, especially in Brazil, contributed approximately $250 million, which contribution was partially offset by declining volumes and an overall less favorable product mix.

     CNH’s net sales of construction equipment in 2003 as reported by CNH under U.S. GAAP in U.S. dollar terms increased by approximately 1%, reflecting sales generated by the Fiat Kobelco joint venture in Europe formed in the third quarter of 2002, and the positive effect of the translation of revenues denominated in the euro and other currencies into dollars, offset in part by lower wholesale unit volumes.

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

     The agricultural equipment industry remains highly competitive, particularly in North America, Europe, Australia and Latin America. CNH competes primarily with large global full-line suppliers, including Deere & Company and AGCO/VALTRA; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including Claas KgaA/Renault, ARGO Group and SAME Duetz-Fahr Group, that are expanding worldwide to build a global presence; and local, low cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

     The construction equipment industry is also highly competitive worldwide. CNH competes primarily with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-Holding GmbH and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi Ltd., Sumitomo Construction, Manitou B.F., Merlo UK Ltd., Gehl Company, Mustang Manufacturing Company, Inc., Yanmar Agricultural Equipment Co. Ltd. and Kubota Corporation.

     CNH’s financial services operations compete primarily with banks, finance companies and other financial institutions. Typically, this competition is based on customer service and finance rates charged. The long-term profitability of CNH’s financial services operations is largely dependent on the cyclical nature of the agricultural and construction equipment industries and on the prevailing interest rates at which they can borrow.

     Distribution. A strong dealer network with wide geographic coverage is a critical element in the success of any manufacturer of agricultural and construction equipment. CNH possesses one of the industry’s broadest dealer networks, consisting of more than 12,000 dealers and distributors in approximately 160 countries worldwide.

     CNH enhances growth opportunities by entering new market segments and filling out the product lines offered within each brand family. A key element of this strategy is to strengthen the CNH dealer network, moving towards dealers that are more focused on particular brands. CNH believes that more focused dealers tend to be more dedicated to enhancing their brand’s market position and building their own customer service capabilities in order to increase customer loyalty and earn a larger share of their customers’ equipment and service expenditures. CNH is working to further enhance the network through the expansion of its lines of products and customer services (including enhanced financial services) and an increased focus on dealer support.

     Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.

     In the United States, Canada, Mexico and most of Western Europe, as well as Brazil and Australia, the distribution of CNH’s products is generally accomplished directly through the dealer network. In other parts of the world, its products are sold initially to distributors who then resell them to dealers in an effort to take advantage of such distributors’ expertise and to minimize marketing costs. Generally, each of CNH’s distributors has responsibility for an entire country.

     In parts distribution, CNH is reducing complexity and costs by reducing the number of global parts depots from 45 to 24 and instituting a new global common parts system. Also, under a new global parts packaging system, some high-volume common parts have been distinctly packaged for each brand or brand family, while most other parts are beginning to utilize common CNH packaging. This is further reducing the cost of servicing new products by capitalizing on the common spare parts requirements of the common components in the new products.

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

     By consolidating and rationalizing manufacturing activities, CNH is reducing excess capacity, redistributing production of various products among its remaining plants to focus each facility on either the production of components or the assembly of one product category across brand families. This approach is aimed at achieving economies of scale and improved quality. Manufacturing capacity utilization is projected to increase from approximately 62% utilization at the end of 2003 to approximately 73% by the end of 2006. Throughout the manufacturing capacity rationalization process, CNH’s primary focus has been on maintaining and improving product quality by embedding key quality improvement activities into the process, such as global product development and current product management processes. In addition, CNH continues to utilize regional manufacturing locations that are strategically located close to its primary markets. This geographic proximity impacts all areas of the supply chain and enhances responsiveness to changing market demands.

     CNH has also sought to achieve cost savings on materials in a number of ways. CNH’s global sourcing strategy calls for a reduction in the number of global suppliers and the use of common components on product platforms to continue to reduce purchasing costs. CNH has initiated a plan to reduce the number of its suppliers from 6,000 at the time of the merger to 3,000 by the end of 2004. As of December 31, 2003, CNH has reduced the number of suppliers to approximately 3,500. Manufacturing reengineering initiatives have further reduced materials costs through the more efficient design of some components.

Commercial Vehicles

     Our commercial vehicles operations are conducted through Iveco and its subsidiaries and include the manufacture and sale, primarily to customers in Western Europe, of (i) commercial vehicles (Iveco and Seddon Atkinson brands); (ii) buses (Iveco and Irisbus brands); (iii) firefighting vehicles and other types of vehicles for civil and military use (Camiva, Iveco and Magirus brands); and (iv) diesel engines (Iveco Motors brand).

     Iveco S.p.A. became the lead company of the sector in 2003, following former lead company Iveco N.V.’s contribution to it of its equity interests in the sector’s operating companies. Iveco N.V. subsequently merged with certain of our other holding companies (with the resulting entity taking the name of Fiat Netherlands Holding N.V.) as part of our efforts to streamline our corporate structure and optimize financial efficiency and cost reduction. See Item 7. “Major Stockholders and Related Party Transactions — Related Party Transactions”. At December 31, 2003, Iveco employed 31,511 workers, including 14,066 in Italy.

     Iveco has in recent years renovated and rationalized its manufacturing facilities, giving each of its plants a specific mission in the production of its product line. During 2003, heavy vehicles were manufactured in Germany, Spain and Argentina; medium vehicles in Italy and Argentina; light vehicles in Italy, Spain and Brazil; and specialized vehicles in Italy, Germany and France. Buses are manufactured by the sector’s Irisbus division in France, Italy, Spain, Hungary and the Czech Republic.

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

     In 2003, Iveco completed a restructuring program launched in the second half of 2001 with the closure of its plant in Matarò (Spain) and an Ikarus plant in Hungary. Iveco also in 2003 launched a program to rationalize its corporate structure, reducing the number of corporate entities by 29, from 145 to 116, through a process of sales, mergers, liquidations and similar transactions.

     Markets and Competition. Although Iveco conducts operations throughout the world, Western Europe is its principal market, accounting for approximately 82% of its 2003 unit sales.

     In order to bring its market share analysis in line with the sector’s production and sales activities, which include sales of vehicles with a curb weight between 2.8 tons to 3.5 tons, Iveco in 2003 started measuring its market performance in the light commercial vehicle segment to include commercial vehicles having a gross vehicle weight of between 2.8 tons and 6.0 tons, rather than between 3.5 tons and 6.0 tons, as in previous years. In 2003, demand in Western Europe for commercial vehicles with a curb weight of 2.8 tons or more, as measured by new registrations, declined slightly to 952,100, or 0.6% fewer than in 2002. The decline reflected a 15.6% decrease in Italy caused partly by the expiration at the end of 2002 of government incentives to encourage capital investment and declines of 6.0% in France that were largely offset by gains in other markets, including Germany (+1.8%), the United Kingdom (+7.8%) and Spain (+8.9%).

     Iveco sells its commercial vehicles in three market segments: light vehicles (GVW of 2.8 to 6.0 tons), medium vehicles (6.1 to 15.9 tons) and heavy-range vehicles (16 tons and higher). The light commercial vehicles segment recorded 661,600 new registrations in Western Europe in 2003, compared to approximately 662,000 in 2002. The decrease of 0.1% was the net result of sizable declines in demand in Italy (-17.5%) and France (-3.6%), which were partially offset by growth in all other main markets, especially Spain (+12.8%) and the United Kingdom (+8.5%). Demand for medium vehicles continued to decline, falling to 74,300 units (-9.2% compared with 2002). Shipments were down in all European markets, with the strongest decreases in France (-20.1%) and Italy (-16.7%). However, demand in the heavy vehicle market increased 1.2% compared to 2002 to 216,200 units, with gains occurring in the United Kingdom (+11.4%), Germany (+6.1%) and Spain (+4.4%), which more than offset significantly lower demand in France (-9.5%) and Italy (-8.0%).

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

	2003			2002			2001
		Percentage			Percentage			Percentage
	Units	of units	Market	Units	of units	Market	Units	of units	Market
	sold	sold	share	sold	sold	share	sold	sold	share
	(Units in thousands)
Italy	38.3	26.2%	30.5%	44.3	27.4%	31%	39.3	24.5%	32%
Western Europe (excluding Italy)	81.0	55.3%	8.8%	84.5	52.2%	9.7%	89.1	55.5%	9.6%

Total Western Europe	119.3	81.5%	11.5%	128.8	79.6%	12.8%	128.4	80.0%	12.4%
Rest of the world	27.1	18.5%		33.1	20.4%		32.0	20.0%

Total	146.4	100.0%		161.9	100.0%		160.4	100.0%

Sources:	Derived from a variety of official and non-official sources believed to be reliable, including the following agencies in the indicated countries: Italy — Ministero dei Trasporti-Motorizzazione Civile Trasporti in Concessione (M.C.T.C.); France — Association Auxiliaire de l’Automobile (A.A.A.); Germany — Kraftfahrt Bundesamt; Spain — Direccion General de Trafico (D.G.T.); United Kingdom — Society of Motor Manufacturers and Traders (S.M.M.T.); Brazil — Associação Nacional dos Fabricantes de Veiculos Automores (A.N.FA.VE.A).

     In 2003, Iveco sold 146,437 vehicles worldwide (-9.6%, or -6.8% net of the impact of the change in 2003 in the method used to account for the results of Naveco from the proportional to the equity method). Iveco’s sales including those by associated licensees, which amounted to approximately 49,600 units (37,500 in 2002), totaled approximately 196,000 units (199,380 units in 2002). In Western Europe, Iveco sold approximately 119,300 vehicles, or 7.4% fewer than in 2002. Unit sales were down in Italy (-13.6%), Germany (-6.7%) and the United Kingdom (-14.9%), where Iveco was unable to benefit from overall gains in market demand as a result of the insufficient competitiveness of its after sales services, but increased in France (+1.1%) and Spain (+0.8%). Iveco increased its sales in France despite the effects of an overall contraction in the market as a result of more aggressive marketing of single rear-wheel vans.

     Iveco’s share of the Western European market for vehicles with a curb weight of more than 2.8 tons declined to 11.5% (1.3 percentage points less than in 2002), due mainly to weak demand in Italy, where, however, Iveco’s market share declined only slightly to 30.5%. The sector’s market share also decreased in each of the heavy-vehicle segment (from 12.3% to 11.3%), the medium-vehicle segment (from 30.1% to 27.4%) and the light-vehicle segment (from 10.8% to 9.8%). Despite these declines, Iveco was able to retain the leadership of the European medium-vehicle market segment, partly as a result of the launch of the New Eurocargo, which garnered more than 61% of the Italian market.

     Iveco’s sales to Eastern European countries rose to 9,700 units, a 1.6% increase compared to 2002. In non-European markets, Iveco sold approximately 17,500 vehicles, a 26% decline from 23,600 vehicles in 2002, primarily as a result of the deconsolidation in 2003 of the results of Naveco. In China, the sector’s Naveco 50-50 joint venture with the Yuejin Group produced and sold approximately 14,700 light vehicles, up approximately 1% from 2002. In India, Iveco’s Ashok Leyland affiliate, in which the sector holds a 15.3% interest, built and sold a total of approximately 45,150 vehicles (33,450 sold in 2002), mainly as a result of growth in demand in the domestic market. In Turkey, Otoyol, a joint venture with the Koç Group in which Iveco holds a 27% interest, sold approximately 4,400 units, or approximately 6.9% more than in 2002.

     In Argentina, Iveco’s sales and manufacturing activities increased, particularly in the heavy vehicle segment, as the Argentine market started recovering from the deep slump in 2001 and 2002. Iveco sold a total of approximately 1,100 vehicles in Argentina in 2003, compared to 735 in 2002.

     Irisbus sold a total of 8,307 units (8,431 in 2002), for a market share in Western Europe of more than 25%, down from 27.3% in 2002. The decline of 1.5% in sales was primarily attributable to reduced market demand from the public sector in France and Italy, Iribus’s primary markets. The decline in market share was largely attributable to Irisbus’s overall decline in unit sales, as well as to the fact that market demand grew primarily in countries such as the United Kingdom where Irisbus has a relatively small presence.

     Iveco manufactured a total of 379,000 diesel engines in 2003, an increase of approximately 4.9% from 2002, reflecting increased sales of a new line of engines to CNH for construction machinery and agricultural applications, and to sales of light engines to Sevel S.p.A., a joint venture between Fiat Auto and PSA Peugeot. Sales to non-captive customers and other Fiat Group sectors accounted for approximately 61% of total engine output, up three percentage points from the previous year.

     Activities in the fields of innovation and product development continued in 2003 with the commercial launches of new products in the heavy-vehicle segment and medium-vehicle segment. In the heavy-vehicle segment, the sector launched the Stralis Active Time and Stralis Active Day vehicles, extending the Stralis line of vehicles with cabs designed to be comfortable on medium- and short-haul journeys, respectively. The Stralis line was launched in 2002 with the Stralis Active Space for long-haul journeys, which was named “Truck of the Year” by an international panel in January 2003. In the medium-vehicle segment the sector in May 2003 launched its new Eurocargo, which represents a styling and technical evolution over the previous model with its new, more fuel efficient, lower-emissions Tector engine. These new products accounted for the lion’s share of the sector’s revenues generated in the second half of 2003.

     In 2003, Iveco’s product development work focused on the design of a new Stralis Active Construction vehicle, which will complete Iveco’s Stralis line of heavy vehicles by extending the concept to quarry and construction-site vehicles. These are slated for market introduction in September 2004, as well as on product-line optimization projects. Iveco also began work to identify the technical solutions that it will need to adopt to comply with the Euro 4 emissions standards, which take effect in 2006. Iveco also continued to develop new families of engines configured for various applications, including automotive, agriculture, power generation, marine and railroads. Iveco has nearly completed its investment program for the new “NEF” line of engines for application on medium vehicles and is continuing to fund the expansion of production capacity for 2.3-liter F1 engines for application on light vehicles.

     Distribution. Iveco has adopted a global strategy of distributing its products through networks of independent, professional dealers, as well as through Iveco-owned dealers and branches, who seek to provide high-quality service with a widespread geographic presence. At December 31, 2003, Iveco had 591 dealers in all parts of the world, including 240 in Western Europe, 70 in Eastern Europe, 85 in Africa and the Middle East, 65 in Central and South America and 131 in the Asia Pacific region, employing in the aggregate more than 50,000 people at 1,200 points of sale and 3,000 service centers.

     During 2003, Iveco’s management continued to review the sector’s sales operations, resulting in the further consolidation of the dealer network as part of Iveco’s efforts to improve the quality of customer service, increase profitability and reduce the overall cost of distribution. For example, in Western Europe, Iveco reduced the number of dealers to 240 in 2003 from 250 in 2002.

     Iveco in 2003 also entered into new contracts with its dealers in the European Union to comply with the new EU “block exemption” regulation that took effect on October 1, 2003. See “— Operating Environment — European Union” below. The new contracts eliminate the exclusivity clauses that were included in the previous dealer contract, permitting dealers to sell a variety of commercial vehicle brands in the same showroom, provided they are separated into brand-specific areas. The new contracts also eliminate restrictions on the geographic area in which dealers may sell, specifying where they will maintain their premises but permitting sales to consumers throughout the EU regardless of their location. Iveco also has now separate contracts for vehicle sales and for service and spare parts.

     Furthermore, in 2003 Iveco took steps to consolidate its dealer networks in Australia and South Africa, and plans to reorganize its dealer networks in North Africa to align operational standards to those in place in its Western European dealer network. Moreover, in light of renewed economic growth in South America, Iveco started a process aimed at strengthening the distribution network in order to maximize market potential, in particular in Brazil and Argentina. Network development initiatives in Eastern Europe in 2003 were focused on the countries that were scheduled to join the European Union in May 2004.

     Production. As at December 31, 2003, the commercial vehicles sector had 41 manufacturing facilities, including 13 in Italy, eight in France, five in Spain, four in Germany, two in each of Ukraine and Hungary, and one in each of Austria, the Czech Republic, Brazil, Argentina, Australia, Ethiopia and Venezuela. Together, these factories produced a total of approximately 143,500 vehicles and 379,000 diesel engines in 2003 (147,700 vehicles and 361,200 diesel engines in 2002).

     The international expansion of Iveco in recent years has focused on joint ventures (such as those active in China, Turkey and India) and licensing agreements in markets where management believes that good growth opportunities exist. Commercial vehicles are currently produced by companies outside the Group in Asia, the Middle East and Africa, in each case pursuant to licensing arrangements with Iveco.

     In 2003, Iveco also continued to expand its portfolio of maintenance and repair contracts, with a total of contracts in force of 40,000 at December 31, 2003, compared to 43,500 at the end of 2002.

     Capital expenditures for the year amounted to €210 million, of which €182 million related to industrial investments, as compared with a total of €587 million in 2002, with the decline largely attributable to the completion in 2002 of a major program of investment in engine production lines and the restyling of the medium-heavy product line. Investments in vehicles for fleet leasing activities accounted for the remaining €28 million of the 2003 total (having totaled €331 million in 2002), with the decline largely attributable to the divestiture of Fraikin.

     Financial Services. Iveco offers financial and leasing services related to the sale of its vehicles through Iveco Finance Group, which in 2003 included Transolver Finance and Transolver Services, following the sector’s sale of the Fraikin Group in the first quarter of 2003. In 2003, the Iveco Finance Group signed 22,533 contracts to finance the sales of new vehicles, down from 34,000 in 2002, with the decline largely attributable to Iveco’s overall decline in sales, as well as to strong competitive pressure from other financial services providers. The Iveco Finance Group also signed financing contracts for approximately 7,587 used commercial vehicles, buses, trailers and semitrailers, up approximately 26% from 6,000 in 2002, reflecting strong demand for used vehicles in Italy, Spain and Switzerland. Overall, the sector provided financing for approximately 22% of the vehicles sold by Iveco in 2003, down from 29.4% in 2002. The sector’s total portfolio of financing contracts outstanding at December 31, 2003, amounted to approximately 103,345 (105,700 units at December 31, 2002), with a total net value of approximately €2,312 million (€2,600 million at the end of 2002).

     In its leasing operations, managed primarily by the Transolver Services companies following the divestiture of Fraikin, the fleet of rental vehicles numbered approximately 4,600 at the end of 2003 compared to approximately 37,000 at the end of 2002, with 1,530 new contracts signed during the year. The significant decrease in business volume and the contraction of the vehicle pool reflect the sale of the Fraikin Group at the beginning of the year.

Ferrari-Maserati

     We also control Ferrari and Maserati, the luxury sports car manufacturers. Ferrari has primary operational responsibility for our Maserati brand, having purchased a 50% interest in Maserati during the second half of 1997 and acquired the remaining 50% interest in 1999 from Fiat Auto. The highly specialized nature of the Ferrari-Maserati sector’s products, design processes, manufacturing techniques and distribution channels necessitates management that is itself specialized and different from that of our core automotive business, which is the manufacture and sale of automobiles to mass market consumers. For these reasons, the management of Fiat S.p.A., rather than that of Fiat Auto, directly oversees Ferrari-Maserati and, accordingly, Ferrari-Maserati’s results are excluded from those of the automobiles sector, and, since 2002 have been reported as a separate sector.

     Ferrari- Maserati contributed 2.5% of our total 2003 net sales and revenues, prior to eliminations and consolidating adjustments.

     In 2003, Ferrari remained at the top of the world’s most popular automobile racing series, retaining the Formula One World Constructor’s Championship for the fifth consecutive year and winning the Driver’s Championship for the fourth consecutive year. Ferrari-Maserati’s consolidated revenues totaled €1,261 million in 2003, an increase of 4.4% from the €1,208 million reported in

2002, reflecting higher unit sales of Ferrari models that were offset only in part by the negative effect of the appreciation of the euro and by lower sales of Maserati Spider models in the United States market, where the brand was reintroduced in 2002. The Ferrari brand’s main markets are Western Europe, the United States and Japan (included in “Rest of the World”).

     The following table shows for the years indicated the sector’s vehicle shipments to dealers in its principal markets:

	2003			2002			2001
	Ferrari	Maserati	Total	Ferrari	Maserati	Total	Ferrari	Maserati	Total
Italy	520	361	881	518	403	921	490	272	762
W.Europe excl. Italy	1,881	1249	3,130	1,924	1,664	3,588	1,940	1,241	3,181

Total W.Europe	2,401	1,610	4,011	2,442	2,067	4,509	2,430	1,513	3,943
United States	1,400	876	2,276	1,206	1,172	2,378	1,206	—	1,206
Rest of the World	639	414	1,053	616	328	944	635	274	909

Total	4,440	2,900	7,340	4,264	3,567	7,831	4,271	1,787	6,058

     During the year, Ferrari introduced the 360 Challenge Stradale model, a new sports version of the F360 coupé, for which the order book, which amounted to 771 vehicles, was full by the end of 2003. In early 2004, the Ferrari 612 Scaglietti, which will replace the 456 in the Grand Tourer segment, made its debut at the Detroit Motor Show.

     Maserati presented its Quattroporte model at the Frankfurt International Motor Show in September 2003, as well as in other major European cities, the United States and Japan. This model has been available commercially since March 2004. The year 2003 also saw Maserati’s return to the racetrack with the Vodafone-Maserati single marque trophy. Maserati will round out its return to competition by introducing the MC12 Competizione, a racing version of the special MC12 Stradale series car developed during the course of 2003. The racing version will begin competing at the FIA-GT Grand Tourer championship in September 2004, while the MC12 Stradale will be available commercially starting in October 2004.

     Vehicle shipments for the Ferrari brand totaled 4,440 units in 2003, up 4.1% from 4,264 in 2002, primarily as a result of an increase of approximately 16% in shipments to the United States, which remained the brand’s largest single market. As a result of this increase in shipments to satisfy built up demand in the United States, the number of units sold to the network in Western Europe declined 1.7% to 2,401 units, compared to 2,442 in 2002. In Western Europe, Germany remained the largest national market, and second in absolute terms for worldwide sales, with 661 units, down 3% from 2002. Sales to the Italian dealer network totaled 520 units, in line with 518 in 2002.

     Sales to the Maserati network totaled 2,900 in 2003, compared with 3,567 in 2002, a drop of 19%. The most important markets were the United States (876 units, -25%), where the brand was reintroduced in 2002 following an absence of more than 10 years; Germany
(467 units, -21%); the United Kingdom (300 units, -30%); and Italy (361 units, -10%). Sales of Maserati models were affected mainly by a significant decline in market demand in the Spider and the Coupé segments, particularly in the U.S. market.

     In 2003, the sector sold a total of 7,077 units to end customers, a decline of 6.1% from 7,536 in 2002. Of these, Ferrari accounted for 4,238, in line with 2002, while Maserati accounted for 2,839, down 14.0% from 3,300 in 2002.

     In recent years, the number of models competing in Ferrari’s market segment has been increasing, to 22,800 units worldwide in 2003 from 7,600 in 1999, primarily as a result of new entries in the category, such as the Lamborghini Gallardo and Bentley Continental GT and the development by other competitors, such as Porsche and Mercedes, of their product ranges.

     The market segment in which the Maserati Coupè and Spider compete reached 45,600 units worldwide in the year 2003, with the main competitors being the BMW Series 6, the Jaguar XK, the Mercedes SL, CL and CLK and the Porsche 911 Carrera. In the luxury sedan segment, which reached 77,000 units worldwide, the Quattroporte’s main competitors are models including the Audi A8 4.2 — 6.0, the BMW 745-760, the Jaguar XJR and the Mercedes S Class.

     In 2003, Ferrari-Maserati revised its distribution system in order to comply with the new EU block exemption regulation. See “— European Union” below. The Ferrari-Maserati sector has separate contracts for its vehicle distributors and for after sales repair services. In addition, dealers in the EU no longer are granted exclusivity rights with respect to a particular territory.

     At December 31, 2003, the sector employed 2,968 workers, including 2,825 in Italy.

     During 2002, Fiat sold 34% of Ferrari S.p.A. to a Mediobanca-led consortium of banks, receiving net proceeds of €758 million. See Item 4. “Information on the Company — Introduction — Strategies and Programs” and Note 14 to the Consolidated Financial Statements included in Item 18 for additional information on this transaction.

     Ferrari-Maserati currently owns and operates three production facilities, all of which are located in Italy.

Components

     Our components sector is led by our wholly-owned subsidiary Magneti Marelli Holding S.p.A. The components sector contributed 6.3% of our 2003 net sales and revenues, prior to eliminations and consolidating adjustments.

     Magneti Marelli supplies components to nearly all of the world’s major car manufacturers, including Peugeot PSA, Renault, Volkswagen, DaimlerChrysler, BMW, Ford and Opel (General Motors’s European subsidiary), as well as the other companies of the Fiat Group (Fiat Auto and Iveco). Magneti Marelli is among the largest European producers of lighting systems in the world. The General Motors group is becoming an increasingly important customer of the sector for products such as lighting and exhaust systems.

     Magneti Marelli focuses on developing complete modules and systems in its main product lines, which include lighting systems using innovative technologies, engine and gearbox controls, and exhaust and suspension systems. In a business environment that is becoming increasingly global and competitive, the main trend characterizing the components industry continues to be the demand for increasingly sophisticated products at lower costs. At the same time, carmakers are pursuing solutions that simplify manufacturing processes and are requiring components manufacturers to supply systems and modules that are designed in cooperation with their own design staff. In response to these trends, Magneti Marelli has developed a strategy based on innovating, focusing on businesses that supply complete systems with high technology content.

     In 2003, the global production of cars and light commercial vehicles increased 1.2%, reaching 57.8 million units, although performance varied across countries and geographic regions, and increases were concentrated mainly in Asia and Eastern Europe, with China and Turkey in particular exceeding 2002 output levels by approximately 30%. Output in other areas of the world was generally lower, in line with the decline in sales in those markets. The Western European market for cars and light commercial vehicles as measured by number of vehicles manufactured registered an overall decline of 1.4%, to 16.2 million vehicles. In this environment, most of the major European markets saw their production levels decline, including Italy, where production fell 9.4%. Only Spain bucked the trend, registering an increase in production of 4.6%.

     After a recent product portfolio restructuring, including the divestiture of several business lines, Magneti Marelli in 2003 refocused on actively pursuing initiatives to strengthen and develop its business. In this regard, the sector’s priorities are: focusing all of its activities on customer satisfaction, placing a strong emphasis on reinforcing the brand and getting the most value out of the products on the market. In pursuing these objectives, the sector will also emphasize reaffirming the collaborative spirit within the Group.

     Main new production initiatives in 2003 included the AFS “adaptive front light system” module, the first of its kind in the world, and the Flex Fuel system (a combined gasoline or alcohol combustion system), both of which were internally developed for use by BMW, Fiat Auto, Ford and Volkswagen.

     In 2003, Magneti Marelli reported revenues of €3,206 million, a decrease of 2.5% from 2002, mainly caused by the negative effects of exchange rate movements, particularly the appreciation of the euro. This negative effect was only partially offset by increased sales despite weak market conditions by both the sector’s engine control unit following the introduction of a new direct injection system for diesel engines, and the lighting area as a result of new applications. In 2003, approximately 35% of the sector’s revenues were derived from sales within the Group, as compared with approximately 37% in 2002.

     In 2003, a significant portion of the sector’s budget was devoted to investments in research and development and capital expenditures. Expenditures for these initiatives during the year amounted to €306 million, or 9.5% of Magneti Marelli’s revenues (compared to €310 million, or 9.5% of sales, in 2002). This amount included €148 million of investments in tangible fixed assets and €158 million in research and development projects that were focused on product innovation.

     The sector operates through 49 production plants located worldwide, including 18 in Italy, eight in Brazil, four in France, three in Poland, two in each of the United States, Spain, Germany, China and Mexico and one in each of Russia, Argentina, the United Kingdom, the Czech Republic, Malaysia and South Africa. At December 31, 2003, the sector employed 19,879 workers, including 6,636 in Italy.

     In May 2002, the sector sold its former electronic systems unit, Magneti Marelli Sistemi Elettronici S.p.A., and related activities to the Mekfin Group of Italy, for an agreed price of €90 million, of which only a portion was paid. At the end of 2002, the Mekfin Group sold to the Ixfin Group the unit and its activities (now Ixfin Magneti Marelli Sistemi Elettronici). Ixfin Magneti Marelli Sistemi Elettronici is considered as a strategic supplier of both Fiat Auto and other automotive groups that were formerly customers of Magneti Marelli. At the end of 2003, the Fiat Group signed an agreement with the Ixfin Group in order that Ixfin Magneti Marelli Sistemi Elettronici could continue to regularly meet the commitments undertaken with its customers and pursue development strategies for its business. In the context of this agreement:

•	Magneti Marelli Holding S.p.A. signed a contract to acquire a beneficial interest in the shares of Ixfin Magneti Marelli Sistemi Elettronici, valid until December 31, 2004, entitling it to the voting rights and all the other administrative rights associated with the shares;

•	Fiat Netherlands Holding (at one time a Magneti Marelli Sistemi Elettronici stockholder) acquired a call option (which is transferable) from the Ixfin Group that is exercisable at any time up to December 31, 2004, giving it the right to purchase Ixfin Automotive, the direct parent company of Ixfin Magneti Marelli Sistemi Elettronici, or, alternatively, Ixfin Magneti Marelli Sistemi Elettronici itself. The purchase price payable upon exercise of the option is €45 million. Furthermore, in the event it exercises the call option, Fiat Netherlands Holding will also assume debt of certain other entities of the Ixfin Group to Ixfin Magneti Marelli Sistemi Elettronici and its subsidiaries in an amount of €53 million, bringing the total amount payable in connection with exercise of the call option to €98 million; and

•	Fiat Netherlands Holding obtained a pledge of the shares representing the entire share capital of Ixfin Magneti Marelli Sistemi Elettronici and of Ixfin Automotive to guarantee performance of the Ixfin Group under the agreement. See Notes 14 (ii) and 19 to the Consolidated Financial Statements included in Item 18.

Production Systems

     Our wholly owned subsidiary, Comau S.p.A., became the lead company of the production systems sector in 2003, following former lead company Comau B.V.’s contribution to it of its equity interests in the sector’s operating companies. Comau N.V. subsequently merged with certain of our other holding companies (with the resulting entity taking the name of Fiat Netherlands Holding N.V.) as part of our efforts to streamline our operations and lower administrative costs.

     Production systems contributed 4.5% of our total 2003 net sales and revenues, prior to eliminations and consolidating adjustments. Comau recorded revenues of €2,293 million in 2003, substantially in line with the €2,320 million recorded in 2002. Overall revenues from contract work were broadly in line with those of the previous year, both in Europe and in North America, as the negative impact of the depreciation of the dollar was largely offset by an acceleration in work carried out under existing contracts. Revenues from maintenance services were also largely unchanged with respect to 2002. The production systems sector posted operating income of €2 million, compared to a €101 million operating loss recorded in 2002, with the losses in 2002 reflecting significant cost overruns on several large contracts in Europe.

     Comau’s core business is the engineering and manufacturing of industrial automation systems and related products, mainly for the automotive industry. Its principal products include metalworking systems, mechanical assembly systems, body welding and assembly systems, sheet metal dies and injection molds, injection molding presses, handling systems, robotics, product and process engineering, software engineering and systems, and specialized maintenance services. The sector’s principal customers are international automotive manufacturers, including the automotive sectors of the Fiat Group. In 2003, approximately 23% of Comau’s revenues were derived from sales within the Group, compared to approximately 24% in 2002.

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

     In 2003, Comau’s activities in the main markets in which it operates continued to be adversely affected by a climate of uncertainty and by the financial difficulties experienced by most automotive manufacturers, both of which curbed capital investment. New investments by automotive manufacturers focused on rationalization of existing plants with a view to increasing reutilization, flexibility and capacity utilization. In Europe, the situation remained stable, with all automotive manufacturers applying strong pressure on prices. In the United States, the overall downward trend in capital spending continued for most of 2003, and the strengthening of the euro against the dollar gave Japanese and Korean suppliers an advantage over their European counterparts. The contraction in demand and the financial situation of the major automotive manufacturers also gave rise to a downward pressure on prices, which is expected to continue in the near future. In South America, where Brazil experienced difficult economic conditions for much of the year, the slowdown in new investment was accentuated. The performance of other emerging markets, however, was more positive, with Russia showing significant signs of economic recovery and China continuing to show strong growth.

     In 2003, new orders for contract work booked by the sector totaled €1.4 billion, a decrease of approximately 22% from 2002, as a result of a 43% decline in the value of new orders in the NAFTA area and a decrease in new orders on the European market, which was only partly offset by orders booked in emerging markets, including South Africa and China. Overall, approximately 66% of the orders for contract work were acquired in Europe and approximately 26% in the NAFTA area, with the remaining 8% coming from Brazil and other emerging markets (South Africa and China). In 2003, approximately 19% of orders for contract work were from Fiat Group companies (approximately 17% in 2002) and approximately 81% from other automotive manufacturers (83% in 2002).

     The results of Comau’s maintenance service operations, carried out by Comau Service, were substantially in line with the previous year, with revenues of about €630 million, approximately 54% of which from companies in the Fiat Group and approximately 46% from non-captive customers (compared to approximately 35% to non-captive customers in 2002). Effective January 1, 2004, Comau sold its industrial plant maintenance activities to Fiat Auto and Fiat-GM Powertrain at their plants in Italy and Poland. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — 2003 compared to 2002”.

     Comau also sold its sheet-metal dies activities at Fiat Auto’s Mirafiori plant to Fiat Auto during the first quarter of 2004.

     Comau also continued to streamline its organizational structure in various countries and seeking to enhance cost efficiencies through cooperation in the industrial and commercial fields. See also Item 5. “Operating and Financial Review and Prospects — Industrial Reorganization Initiatives”.

     At December 31, 2003, Comau’s activities were conducted through 35 manufacturing facilities, including 12 in the United States, six in each of the United Kingdom and Italy, four in France, three in South Africa, and one in each of Mexico, Poland, Spain and Turkey. At December 31, 2003, the sector employed 17,375 workers, including 7,299 in Italy.

Metallurgical Products

     Our metallurgical products sector is led by Teksid S.p.A., of which we own 80.5% of the share capital following a capital increase at Teksid at the end of 2003 subscribed to entirely by us, increasing our stake from 66.5%. The remaining 19.5% of Teksid is owned by Renault S.A.

     Teksid, which now comprises a cast iron business unit and a magnesium business unit, contributed 1.7% of our total 2003 net sales and revenues, prior to eliminations and consolidating adjustments. In 2003, Teksid reported revenues of €844 million, as compared with a total of €1,539 million in 2002. The decline of 45.2% reflects mainly the deconsolidation of Teksid’s aluminum business unit on September 30, 2002. During the nine months of 2002 prior to its deconsolidation, the aluminum business unit generated revenues of €660 million. The decline in the sector’s revenues in 2003 also reflected the adverse effects of the appreciation of the euro. In 2003, approximately 13% of Teksid’s revenues were derived from sales within the Group, as compared with 10% in 2002.

     In 2003, demand contracted in the main automotive markets where the sector operates, and in particular in the Western European, North American and South American markets for light vehicles and the North American heavy vehicles market.

     Teksid responded to the problems associated with the limited growth in volumes and unfavorable exchange rate developments by continuing with an aggressive restructuring plan. The plan, which was launched in 2002, involves both of the sector’s remaining business units, cast iron and magnesium, and is aimed at bringing production structures and profitability into line at all the unit’s production plants, even amid difficult market conditions, through measures including reallocating production to more profitable plants and improving operational efficiencies. As part of the restructuring plan, Teksid will refocus production activities at its Crescentino plant (Italy) on the manufacture of components for light vehicles by the end of 2004. Teksid is also undertaking significant restructuring measures at the plants of its subsidiaries Société Bretonne de Fonderie et de Mecanique and Funfrap-Fundicao Portuguesa S.A. in France and Portugal, respectively.

     In 2003, Teksid’s cast iron business unit, which produces cast iron auto parts, saw a reduction of 4.4% in revenues despite a 2.2% increase in production volumes over the previous year, primarily as a result of exchange rate movements, in particular of the appreciation of the euro. Teksid nevertheless maintained a significant sales effort, acquiring contracts for Japanese and Korean manufacturers in China, for General Motors in Brazil and for Caterpillar in Mexico, and consolidating its relations with Renault and PSA in Europe and Italy.

     Teksid’s magnesium business activities are carried out through Meridian Technologies Inc., a 51%-owned joint venture with Norsk Hydro ASA. The predominant market for the magnesium business unit, which produces magnesium auto parts and operates under the Meridian brand, is in North America, which in 2003 accounted for approximately 81% of revenues (in line with 83.2% in 2002). The unit also maintained its focus on serving customers outside the Fiat Group, with the Group accounting for just 6.4% of the total in 2003 (6.1% in 2002). The unit’s revenues declined by 4.1% in 2003 in spite of an 8.1% increase in unit sales, largely as a result of adverse exchange rate movements, and in particular the appreciation of the euro against the dollar. In 2003, the magnesium business unit prepared to start production at a new plant in the United Kingdom, and formed Shanghai Meridian Magnesium Products Co. Ltd., a 60%-owned joint venture of Meridian Technologies with Shanghai An Ting Industrial Development Co. Ltd. and Shanghai Cosmopolitan Automobile Accessory Co. Ltd. to produce magnesium auto parts for the Chinese market.

     The sector’s principal competitors are divisions of other automobile manufacturers, as well as other manufacturers of metallurgical products operating in different markets. Competition is based primarily on price and the reliability of the products, which in turn is dependent upon the technology used to produce them.

     At December 31, 2003, the metallurgical products sector had 10 manufacturing facilities, including two in each of Italy and France, and one in each of the United States, Brazil, Poland, Mexico, Canada and Portugal. At year-end, Teksid employed 7,556 workers, including 1,436 in Italy.

     Renault, Teksid’s minority stockholder with an interest of approximately 19.5%, has the right to require us to purchase its holdings in Teksid in certain circumstances, as follows:

•	if we fail to comply with the terms of the joint venture agreement or Teksid is subjected to a receivership or any other insolvency procedure;

•	if Renault’s interest in Teksid falls below 15%;

•	if Teksid decides to make a strategic investment outside the foundry sector; or

•	should another auto manufacturer acquire control of Fiat.

     In addition, Teksid has entered into an agreement with Norsk Hydro with respect to their Meridian Technologies Inc. joint venture providing the parties with certain rights in the event the board of directors cannot agree unanimously with respect to certain specified strategic decisions. In such event,

•	Norsk Hydro has the right to require Teksid to purchase its 49% holding in Meridian Technologies Inc.; and

•	if Norsk Hydro declines to exercise this option, Teksid may require Norsk Hydro to sell its 49% holding to Teksid.

     We consider the possibility that such a deadlock between Teksid and Norsk Hydro will arise to be quite remote.

     See Note 14(ii) to the Consolidated Financial Statements included in Item 18 for a discussion of these transactions.

Aviation

     In July 2003, we sold our aviation sector, formerly led by FiatAvio S.p.A., to Avio Holding S.p.A., a company owned 70% by The Carlyle Group and 30% by Finmeccanica S.p.A., for consideration of €1,509 million. See Item 5. “Operating and Financial Review and Prospects — Changes in the Scope of Consolidation” for additional details on this transaction. This sector had been engaged in the areas of aircraft engine components and aerospace systems. We consolidated the aviation sector’s results for the first six months of 2003, during which period it recorded revenues of €625 million. The sector recorded revenues of €1,534 million in 2002 and contributed 2.6% of our total 2002 net sales and revenues prior to eliminations and consolidating adjustments.

Insurance

     On May 2, 2003, we divested our insurance sector, which had operated primarily through Toro Assicurazioni S.p.A., an Italian life and non life insurance company that we wholly owned, as well as through other insurance companies controlled by Toro Assicurazioni. The revenues of our insurance sector (equal to premiums earned) in the first four months of 2003 amounted to €1,654 million. The sector’s revenues in 2002 amounted to €4,916 million, contributing 8.2% of our total net sales and revenues in 2002 prior to eliminations and consolidating adjustments.

     We sold the Toro Assicurazioni Group to the DeAgostini Group of Italy on May 2, 2003, for consideration of €2,378 million. See Item 5. “Operating and Financial Review and Prospects — Changes in the Scope of Consolidation” for additional details on this transaction.

Services

     This sector, which marked its third year of activity in 2003, is led by Business Solutions and provides integrated corporate services and outsourcing of business processes.

     In 2003, the business services market in Italy experienced a significant slowdown, in line with market, economic and financial difficulties in the sector’s operating environment that had a widespread impact on all the main fields of the sector’s activity. Uncertainty over the economic outlook prompted companies to reduce investment in information technology, in which overall spending fell for the first time in several years. The sector’s more traditional services, such as training and temporary employment services, recorded only modest growth, considerably lower than in previous years. In this context, and consistent with our strategy of refocusing the Group around our core businesses, Business Solutions started refocusing its activities in 2003 on providing services to other Group companies to support our efforts to improve efficiency.

     Business Solutions reported revenues of €1,816 million for 2003, a decrease of 7.6% from the €1,965 million recorded in 2002. This decrease was attributable to the sale in 2003 of a majority interest in IPI S.p.A. (which had €31 million of revenues in 2002) and other minor operations, as well as an overall contraction in the services market and a strategic decision taken during the course of the year to refocus the sector’s activities on serving other Group companies. In 2003, sales to other Group companies accounted for approximately 44% of the sector’s total sales, compared to approximately 49% in 2002. Business Solutions contributed 3.6% of our total 2003 net sales and revenues, prior to eliminations and consolidating adjustments.

     Business Solutions operates in the four main areas of activity described below.

•	Human Resources. Human Resources provides payroll management, training, temporary employment and other human resources services. Following its acquisition in early 2002 of Italian temporary employment agency Cronos S.p.A., the sector is one of the top four such companies in the Italian market. Revenues totaled €231 million in 2003, of which approximately 73% were from customers outside the Group, especially for training and temporary employment services. This compares to revenues of €235 million in 2002, when non-Group customers accounted for approximately 70% of revenues.

•	Engineering & Facility Management. This unit underwent significant restructuring in 2003, divesting its real estate management services. This was followed in early 2004 by the sale of 100% of Fiat Engineering S.p.A to Maire Investimenti S.p.A. At the same time, Fiat Partecipazioni S.p.A. subscribed to a capital increase in Maire Investimenti S.p.A. and now owns 30% of its capital. Our net proceeds from the Fiat Engineering transactions were approximately €80 million. The unit’s activities were refocused mainly around the facility management operations and maintenance activities carried out through Ingest Facility at civil and industrial sites. The unit’s revenues in 2003 (including those of Fiat Engineering) totaled €624 million, compared to €657 million in 2002, with customers from outside the Fiat Group accounting for approximately 73% of revenues, compared to approximately 75% in 2002.

•	Administrative Services and Procurement. Through Fiat Gesco S.p.A., this unit provides management and back office services, mainly within the Fiat Group. The services provided include SADI (customs services), Fast Buyer (traditional and online purchasing) and risk management of insurable Group risks. Revenues for 2003 totaled €333 million, 73% of which were generated within the Group, compared to revenues in 2002 of approximately €340 million, 82% of which were generated within the Group.

•	I.C.T. — Information and Communication Technology. This unit, operating through a 50-50 joint venture with IBM Italia called Global Value, provides technology infrastructure management and software application development services. The unit also operates e-Spin, a competence center active in a number of areas, including in the online application and management of business processes. The unit posted revenues of approximately €600 million in 2003, with Fiat Group companies accounting for approximately 62% of them, compared to €672 million in 2002, of which Fiat Group companies accounted for approximately 68%.

     In October 2003, we increased our stake in Atlanet S.p.A., a provider of telephony services in Italy, to 100% from 30%. We acquired full control of this company, which provides us with the platform for our entire telecommunications system, to ensure our access to high-quality, low-cost service continuity. As of January 1, 2004, the Information and Communication Technology unit consolidated Atlanet on a line-by-line basis.

     The services sector also includes Sestrieres S.p.A., which operates the lift facilities at the Via Lattea ski area, a future site for the 2006 Winter Olympics. This company generated revenues of €21 million in 2003.

     At December 31, 2003, Business Solutions employed 7,113 workers, including 4,622 in Italy.

Publishing and Communications

     This sector’s operations consist principally in the publication and distribution of the Turin-based daily newspaper La Stampa, as well as the sale of advertising space in print, television and Internet media through Publikompass S.p.A.

     In 2003, sales of Italian newspapers totaled approximately 5,800,000 copies per day, a substantially in line with from the 5,900,000 copies per day sold in 2002. Editrice La Stampa S.p.A. reported an average daily circulation of 358,000 copies, decreasing from 384,000 copies in 2002, reflecting lower newsstand sales, a reduction in subscriptions and the fact that several joint marketing arrangements with other papers were discontinued during the year. From the promotional standpoint, Editrice La Stampa sharpened its strategic focus on “brand-stretching” measures, designed to increase newsstand sales of supplemental products by leveraging La Stampa’s nationally recognized brand name. Products sold in 2003 included history, geography and literature publications, music CDs and sports DVDs. Efforts to boost the newspaper readership base through distribution to students also continued. In September, La Stampa redesigned its weekly Specchio supplement with a new graphic layout, a new, innovative format and coverage of a wider range of events and trends, and now sells the supplement together with the paper at €0.30 over the newsstand price.

     Revenues from the sale of newspapers and other publishing products totaled approximately €76 million in 2003, an increase of €1 million over 2002, as sales of Specchio and successful brand-stretching efforts offset the drop in overall sales volumes.

     The advertising market in Italy increased by approximately 3.3% in 2003, reversing the negative trend of the previous two years. Demand for print advertising improved by a marginal 0.2% after two difficult years that saw volumes shrink by 2.9% in 2001 and 7.1% in 2002. Performance by the various media within this segment was far from uniform, with newspapers losing 0.5% (or 1.3%, if free newspapers are excluded) while periodicals saw their advertising increase by 1.5%. The sector’s subsidiary Publikompass S.p.A. booked advertising billings in excess of €307 million, an increase of 7.4% over 2002, partly as a result of new licensing agreements. Trends in advertising sales by Publikompass varied according to business segments: Sales of advertising space to Publikompass’s newspaper clientele rose by 3.7%, an increase fueled by billings to new customers acquired during the year. Periodical ad sales increased approximately 5%. Billings from radio and television advertising rose by approximately 40%, primarily as a result of business from new broadcast clients added in 2003.

     In this context, the publishing and communications sector posted a 6.4% increase in net sales and revenues in 2003 to €383 million, compared to the €360 million reported in 2002.

     At December 31, 2003, Itedi had two printing plants in Italy, and employed 874 workers, all of whom are in Italy.

Other Companies

     In addition to our operating sectors, we also have holding companies, service companies and other operations under our direct control. In 2003, these other companies contributed 1.3% of our net sales and revenues, prior to eliminations and consolidating adjustments. At December 31, 2003, these companies employed 3,573 workers, including 3,135 in Italy.

     The most significant of our other companies included in these results are Fiat Research Center (FRC) and Elasis, which occupy an important place in our strategies and development plans (see “— Research and Development” below).

SUPPLY OF RAW MATERIALS AND COMPONENTS

     Our increased focus on quality improvement, cost reduction, product innovation and production flexibility has required a change in our historical relationship with our suppliers. To this end, we have relied upon suppliers with a focus on quality and the ability to provide cost reductions. We view our relationships with our suppliers as partnerships, and in recent years we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant market. To these suppliers, we offer long-term, stable relationships and high volume supply contracts, cooperation in the development of new products and joint research on cost reduction methods. In order to obtain optimal results from our supplier relationships, we have implemented advanced design techniques (such as co-designing and simultaneous engineering) so as to ensure that the products supplied are reliable, produced efficiently and delivered on time. The most significant aspect of cost savings initiatives the Group has been implementing is targeted at reducing the cost of direct production materials, which we expect to achieve through a number of means, including design-to-cost engineering programs that can develop more efficient solutions through the use of common platforms and components, allowing suppliers to realize economies of scale.

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

OPERATING ENVIRONMENT

     As one of the largest industrial groups in Italy, the Fiat Group is affected by social, economic and political developments in Italy. At the same time, by virtue of our significant operations outside of Italy, we are subject to the risks normally associated with cross-border transactions, principally those relating to exchange rate fluctuations and delayed payments from customers in certain countries. Finally, because our operations are based in Europe, both the intensifying integration of the European market and the recent economic and political developments in Eastern Europe will create new opportunities and challenges for our management.

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

     In 1993, Parliament approved a new law based on the results of the referendum on electoral reform held in April 1993. The general elections of March 1994 were the first to be held under the new voting system, which introduced “first past the post” voting rules for three-quarters of the seats in Parliament and proportional representation for the remaining quarter. Until 2001, a series of center-left, center-right and non-partisan “technocratic” coalitions have controlled Parliament. One of the major achievements of this period was Italy’s qualification as a founding member of the third stage of European Monetary Union on January 1, 1999, having met the convergence criteria set forth in the Maastricht Treaty with respect to the public sector deficit, inflation, interest rates and exchange rate stability. During 2000, a government led by Mr. Giuliano Amato, a former President of the Council of Ministers and Minister of the Treasury, and supported by the center-left majority in Parliament, attempted to implement a number of measures in order to enhance Italy’s economic and political stability in advance of the 2001 general election, while an attempt to replace proportional voting with a majority system that was intended to create a stable bipolar system failed. In the general election on May 13, 2001, the current center-right coalition led by Mr. Silvio Berlusconi won outright majorities in both houses of Parliament, with Mr. Berlusconi forming his government in the first week of June. Notwithstanding the privatization of a considerable number of state industries and lower rates of inflation, Italy still lags behind most of its European partners, with higher unemployment than the EU average and a lower rate of economic growth than many of the other major European economies. The current majority has been seeking to implement a number of structural reforms to enhance Italy’s international competitiveness and lower the unemployment rate. Among these reforms are tax-cutting measures, an increase in social pensions, funding for large public works projects, increased labor flexibility and the devolution of power to local authorities in a number of areas, including education, health services and public safety. Measures in a number of these areas, have been introduced by the government during the past three years; however, wide-ranging reforms have yet to be implemented.

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

     Economy. In 2003, the Italian economy recorded the second consecutive year of sluggish growth, growing by only 0.4% (unchanged from 2002). At current prices, GDP reached €1.3 trillion in 2003, confirming Italy as the sixth-largest OECD country in terms of GDP. Growth in private consumption accelerated to 1.3% from 0.5% in 2002, despite initial fears of a possible collapse after the expiry of government incentives. The relatively strong headline number masks, however, the steady erosion that occurred throughout the year, with consumption actually contracting in the fourth quarter of 2003 as compared to the same period in 2002. Unlike consumption, gross capital formation contracted 2.1% as a result of the fact that companies brought forward their investment activity in order to take advantage of government fiscal incentives that expired at the end of 2002.

     The principal components of value added for 2003, at current prices, were as follows: services (67.4%); manufacturing, mining and utilities (23.3%); construction (4.9%) and agriculture, forestry and fishing (2.2%). The rising euro and sluggish economic activity in Italy’s main trading partners affected the export of goods and services, which contracted by 3.9% from 2002 levels, while low economic activity at home and lower energy costs helped by the rising euro led to a decline in imports of 0.6%. This decline in imports was more than offset by an even greater decline in exports, which resulted in a widening of the Italian current account deficit; based on initial estimates, it roughly doubled in 2003, reaching €19.9 billion. The government budget deficit as a percentage of GDP was equal to 2.4% in 2003, a slight deterioration when compared with the 2.3% recorded in 2002. The relative stability was, however, helped by one-off measures that boosted the revenues side.

     The following table sets forth statistical information on the Italian economy for each of the years indicated:

	2003	2002	2001	2000	1999
GDP at current prices (in billions of euros)	€1,300.93	€1,260.43	€1,218.53	€1,166.55	€1,108.0
Real GDP growth	0.4%	0.4%	1.7%	3.3%	1.7%
Current account balance (in billions of euros)	€-19.93	€-10.11	€-0.74	€-6.31	€7.69
Total employment (in thousands)	22,054	21,829	21,514	21,080	20,692
Harmonized consumer price index (% change)*	2.8%	2.6%	2.7%	2.6%	1.7%
International reserves (not including gold) (in billions of euros)	€24.05	€27.30	€27.70	€27.27	€22.32
Public administration deficit as a percentage of GDP	2.4%	2.3%	2.6%	0.6%	1.7%

*	Beginning in 2002, the “harmonized consumer price index” measure has been calculated in accordance with a Eurostat methodology which lessens sensitivity to transient changes in prices.

Sources:	Istat, National Accounts, Banca d’Italia, Economic Bulletin and Statistical Bulletin, including revisions of data reported earlier.

     Fiat in Italy. The size and international status of the Fiat Group have significant economic implications for the Italian economy. Our net sales and revenues on a worldwide basis in 2003 were equivalent to approximately 3.6% of Italy’s GDP; our Italian employees represented approximately 1.4% of Italy’s industrial work force; and our worldwide expenditures for research and development were equivalent to approximately 24.6% of the estimated national total of expenditures by the private sector (both in Italy and abroad). Exports of the Fiat Group constituted approximately 4.2% of all manufactured goods exported from Italy in 2003.

European Union

     One of the European Union’s top priorities in 2003 was the completion of enlargement. In this connection the Treaty of Athens, signed on April 16, marked the culmination of the successful accession negotiations with the 10 countries that subsequently joined the EU on May 1, 2004.

     With regard to the European Union’s internal policies, many of the achievements in 2003 are the result of positive developments initiated in 2002 in the area of competition policy. Modernization of the regulatory framework continued, with detailed provisions being put in place for the control of mergers and concentrations; in the area of fiscal policy, the European Council adopted the “tax package” designed to combat harmful tax measures more effectively and to reduce distortions in the internal market, notably with regard to the taxation of savings. In parallel with these achievements, the year 2003 saw the launching of new initiatives across a wide range of sectors. In particular, the EU launched the “European initiative for growth” in an attempt to achieve a long-term structural improvement in European competitiveness. The aim is two-fold : first, to stimulate investment in key projects, notably by means of a “package” of almost 60 major trans-European transport network, energy, telecommunications and research projects involving global financing, in conjunction with the European Investment Bank and the private sector, estimated at €10 billion per year between now and 2010 and second, to create conditions conducive to growth and employment through increased competitiveness and development of the social and environmental dimensions of growth. The European Commission, for its part, recommended a series of urgent major measures to meet the objective advocated by the European Council of defining an integrated strategy for European competitiveness.

     On October 1, 2003, the new “block exemption” regulation took effect, significantly modifying the regulatory regime governing distribution and servicing agreements for motor vehicles (passenger cars and commercial vehicles) in the European Union. Under the old regime, automakers were permitted to restrict new car sales to exclusively franchised dealers over which they exercise strict control. The new block exemption regulation, among other things:

•	prohibits brand exclusivity clauses in distribution contracts between automakers and dealers, permitting dealers to sell a variety of auto brands in the same showroom, although separated into brand specific areas;

•	eliminates, as of September 2005, the so-called “location clause,” which gave manufacturers the right to determine where their dealers were located geographically, permitting auto dealers instead to sell vehicles throughout the EU, including through the Internet; and

•	enables independent repair shops meeting a manufacturer’s qualitative standards to become authorized service locations if the manufacturer has a market share exceeding 30%, and provides that car dealers may not be obliged to directly provide after-sales servicing.

     As a result of the new regulation, Fiat Auto and Iveco terminated their existing dealer agreements and entered into new agreements that are in compliance with the new block exemption rules on October 1, 2003. See above, “— Automobiles — Distribution —” and “— Commercial Vehicles — Distribution”, for additional information.

Emerging Markets

     Brazil, Poland, Turkey and China are the most significant of the many emerging markets in which we operate.

     For Brazil, 2003 proved to be a difficult year. The combination of a restrictive monetary policy and a largely neutral fiscal policy that was used to stabilize the economy after the confidence crisis that hit the country in the second half of 2002 managed to calm the markets, allowing a strengthening of the real and the reining in of inflation. The stabilization came at a steep price, however: in the first half of 2003, the economy entered into recession, with GDP growth posting a slight decline for the year as a whole (-0.2%). The strong contraction of domestic demand, badly hit by high real interest rates, was the main cause behind this performance. Fortunately, strong growth in exports, fuelled by a still competitive real, high commodities’ prices and robust external demand, helped contain the fall in GDP. In 2004, GDP is expected to return to robust growth, helped by continued strength in exports and a recovery of domestic demand, fuelled by the significant monetary easing that occurred over the past 12 months.

     The Polish economy finally managed to come out of the lull in which it had been stuck since 2001. In 2003, GDP grew by 3.8%, fuelled primarily by private consumption and exports, while investment managed to stabilize somewhat after two years of strong declines. According to early estimates, economic activity accelerated further in the first quarter of 2004, despite continued political turmoil caused by corruption scandals and the uncertainties regarding the fiscal outlook. The economy is expected to continue to expand at a strong rate in the rest of the year, helped also by the recent entry of Poland into the EU.

     In 2003, Turkey experienced a second consecutive year of strong growth. GDP expanded by 5.8%, fuelled primarily by strong growth in private consumption and a rebound in investment activity, while external demand, despite the impressive expansion of exports, contributed negatively to growth. Two consecutive years of growth, the sharp drop in inflation and the strengthening of the lira all seem to indicate that the Turkish economy may finally be stabilizing. In 2004, the economy is expected to continue to expand at a brisk pace.

     Despite the SARS-induced slowdown in the second quarter, Chinese GDP posted a 9.1% growth rate in 2003. However, the nature of growth (concentrated heavily in investment) and a still inadequate statistical system (widely seen as understating growth in the current cycle) have caused an increasing amount of concern about the possibility that the economy is overheating. The government, aware of the danger, tried to rein in investment growth through various measures (including increased reserve requirements for banks and bans on lending to certain sectors). The strong increases in GDP and fixed asset investment in the first quarter of 2004 (increases of 9.7% and 43% from 2003, respectively) indicate that its initial efforts have not yet had a significant impact, in part because of insufficient enforcement of the measures. Despite this initial failure, it is still expected that the government will manage to engineer a soft landing of the economy during 2004.

     In Argentina, where we had significantly reduced our activities in 2002 in response to the severe economic crisis, the economy rebounded strongly in 2003. GDP grew by 8.8% from the depressed levels of the previous year, largely driven by domestic demand, with a 38.2% increase in gross fixed investment and an 8.2% rise in private consumption. In 2004, Argentina’s economy is expected to continue to grow robustly, although there are some uncertainties that may cloud this outlook, including the impact of higher energy prices on economic activity. The sustainability of the current expansion will also depend on additional investment in order to prevent the economy from running into capacity constraints; however, such investment may not materialize given the current climate of uncertainty.

     We also have a history of significant business transactions in several Central European, Eastern European and former Soviet Union countries, which, in addition to our significant operations in Poland, include licensing, industrial cooperation agreements and acquisitions in the Czech Republic, Hungary, Romania, Ukraine, Russia and Uzbekistan. The macroeconomic environment has stabilized in a number of the principal countries in the region; for some Eastern European countries the prospects of joining the EU in the near future are now concrete. We continue to follow developments in Russia and a number of the other countries of the former Soviet Union. We remain committed to the further consolidation and expansion of our operations in Central and Eastern Europe as conditions allow.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

     Our manufacturing facilities are spread over numerous countries, and are therefore subject to the relevant laws and regulations designed to protect the environment, particularly with respect to plant solid and liquid waste and air emissions. In addition, vehicles we manufacture must comply with extensive EU, national and local laws and regulations, including those which regulate vehicle safety, emissions and noise. Management believes that further reductions in the environmental impact of our manufacturing processes and products are of strategic importance if we are to increase our competitiveness and meet the statutory and social requirements that exist in the countries in which we have expanded as a result of our globalization strategy.

     The measures taken by our operating sectors and the results they achieved are described in detail in our Environmental Report, which has been published together with the Consolidated and Statutory Financial Statements for the past 12 years.

     The most noteworthy achievements realized during the year are reviewed below:

•	Traditional Engines. Product engineering work was completed on the 1.3-liter 16-valve Multijet diesel engine, which already meets the EU’s future emissions limits. The new engine has been installed on new models such as the Ypsilon, Idea and Panda. Iveco started testing of its new V-6, V-12 and V-16 diesel engines, as well as its new Cursor engine for the U.S. market, which also complies with the proposed Euro 4 emission standards. The new medium Eurocargo truck, also introduced in 2003, has a new Tector engine boasting low emissions and fuel consumption, and which was developed in 3-, 4- and 6-cylinder configurations for application on agricultural and construction equipment applications, and with the aim of meeting the new standard requirements for the U.S. market.

•	Natural Gas-Powered Vehicles (“NGVs”). Our NGV range, which we believe offers buyers the most complete lineup of NGVs on the market today, was further extended in 2003 with the introduction of the Punto Natural Power, and production began of the ultra-low emissions 6-cylinder Tector and Cursor engines designed for busses and city-use trucks.

•	Agricultural and Construction Equipment. New Holland and Case used common platforms to renew almost half of the models in their ranges of agricultural and construction equipment. All of the new machines are significantly more compatible with the environment than their predecessors. Renewal of both ranges will be completed in 2004.

•	Electric and Hybrid Propulsion Systems. In 2003, earlier prototype vehicles were joined by the new Panda “Hydrogen.” Further advances were also made in public transit applications, where trials are now being carried out on two new fuel cell-powered busses in Turin and Madrid.

•	Production processes. The Fiat Research Center continued to work with our sectors on dry-machining processes that will reduce fluid usage, thus bringing down costs and improving environmental performance. For its part, the Fiat Research Center increased its testing of alternative fibers in order to help reduce overall vehicle weight.

•	Ongoing process improvements. As a result of an extension of our environmental management systems and the continuous improvement programs implemented at its production sites, 2003 witnessed further increases in our waste recycling activities at our Italian industrial facilities, with the percentage of waste sent to controlled landfills dropping to 7.4% from 7.6% in 2002, and the percentage of waste recycled increasing to 82.8% from 77.8% in 2002. Volatile organic compound (VOC) solvent emissions from Fiat Auto, CNH and Iveco paint shops were also reduced, to 72.4 grams per square meter, from 77.4 grams per square meter in 2002.

•	The F.A.Re. (Fiat Auto Recycling) System, which we launched in 1992, has gained increasing visibility. Currently, the F.A.Re System can recycle about 82% of each vehicle in weight. We are developing the F.A.Re. System to be consistent with Italian regulations enacted in June 2003 implementing EU Directive 2000/53/CE on the processing and recycling of vehicles at the end of their useful life. The directive has also been implemented in other major Western European markets, including Germany, the Netherlands, Belgium, France, Spain, the United Kingdom and Austria. Fiat Auto is pursuing a strategy aimed at reducing the cost of this program to zero by promoting networks for the disposal of the vehicles or taking part in networks set up by competitors. These networks are, in the majority of cases, economically self-supporting as a result of the recovery value of spare parts obtained through the recycling process. See Note 14(ii) to the Consolidated Financial Statements included in Item 18.

     Management believes that we are in substantial compliance with regulatory requirements affecting our facilities and our products in the relevant markets and is continuously engaged in monitoring such requirements and adjusting affected operations. Our management believes that environmental regulatory requirements have not had a material adverse effect on our operations.

RESEARCH AND DEVELOPMENT

     In a competitive environment characterized by continuous and rapid change, research activities are a vital component of our strategy and expansion programs. Our commitment in this area is clearly demonstrated by the financial resources and the number of researchers and technicians involved. Approximately 13,000 people at 109 centers in Italy and abroad worked on our research and development projects in 2003. Total research and development expenditures in 2003 were €1,747 million, or approximately 4% of our net sales and revenues. We are devoting special attention to developing synergies between our operating sectors and our research facilities, and in particular on increasing the cooperation between the Fiat Research Center (“FRC”) and our Elasis research project, in order to eliminate the fragmentation of resources in key areas of technology and focusing our technology strategy on strengthening brand identity.

     The research and development activities of the individual sectors are supplemented by highly innovative cross-functional research carried out by the FRC, which with its staff of over 950 employees, achieved results in 2003 that had a significant impact on product and process innovation, helping improve the industrial competitiveness of our companies. During the year, the FRC transferred over 250 of the products of its research to clients and received various awards, including:

•	an award received at the 32nd Barcelona International Motor Show for the FRC’s highly innovative UNIAIR electronic valve control technology; and

•	The “Oscar Masi” award for industrial innovation, granted by the Italian Association for Industrial Research, assigned to the “Gasdriver” vehicle. This vehicle, which combines a robotized transmission, natural gas-powered engine and an electric motor/generator, was voted best product in the “Energy technologies for sustainable development” category.

     In 2003, the FRC’s scientific output was particularly prolific, as witnessed by the 97 patents filed during the year (72 patents filed in 2002). With these additions, the number of active patents held by the FRC rose to 891.

     Other major achievements of 2003 are reviewed below:

•	90 horsepower 1.3-liter 16-valve diesel engine. The FRC contributed to the development of a new version of the small Multijet diesel engine that was specifically designed to increase maximum torque by 17% and power output by 28%, all while complying with the future Euro 4 emissions limits. The new engine will be considered for future applications on our mid-size and small cars.

•	Fiat Seicento Hydrogen. A second version of the hydrogen-powered Seicento was developed with funding from the Italian Ministry of the Environment. Vehicle road tests confirmed the efficiency of the new fuel cell propulsion system.

•	Infonebbia fog warning system. FRC and ANAS, the Italian national highway administration, worked together on an “Integrated Traffic Safety” project based on cooperation between “smart” vehicles and highways. This project will involve two development test sites equipped with Intelligent Transportation Systems (ITS) and a mini-fleet of vehicles. The objective: help the driver, prevent traffic accidents resulting from fog and, if they occur, minimize their consequences. The project envisages that in critical situations, “Safety Cars” equipped with innovative systems would guide other vehicles through fog at safe speeds.

•	LED taillamp technology. The FRC demonstrated the feasibility of its patented LED (Light Emitting Diode) technology by developing a 7-milimeter thick taillamp unit that is expected to offer a number of advantages over conventional components, including minimum thickness, low cost for both the device and for the relevant lighting system as a whole, and greater design freedom.

•	Diesel particulate filter. Using DPFs, or Diesel Particulate Filters, brings particulate emissions of diesel engines to levels similar to those of their spark-ignition counterparts. Together with Fiat-GM Powertrain, the FRC has developed a filter system that, unlike the designs currently in use, requires no maintenance or additives, and makes full use of the MultiJet engine’s potential.

     Our Elasis research project, with more than 800 employees, is the largest research and development company in Southern Italy and one of the most complete and well-equipped advanced engineering companies in the European automobiles sector. Where possible, Elasis takes part in projects with national or EU funding (with 16 EU grant applications representing a total value of €83 million submitted in 2003). In 2003, Elasis joined with the Italian Ministry of Education, Universities and Research and the administration of the Campania region in setting up a Materials Science Center in Naples.

     In 2003, Elasis continued designing new vehicles for Group companies, while also addressing the many mobility and traffic safety issues that revolve around the automobile. Specific projects included:

•	For vehicles, Elasis is researching innovative architectures to serve as the building blocks for new products with versatile interior layouts, all-wheel drive systems, modular chassis frames and highly accessible body shells.

•	In engine design, Elasis continued to expand the know-how it can bring to bear on small-displacement spark ignition engines, reducing their fuel consumption and exhaust emissions. In particular, introducing innovations such as a two-ring piston and a new valve actuation control on several versions of its FIRE, or fully integrated robotized engine, significantly reduced on-vehicle fuel consumption.

•	Significant progress was also made in optimizing vehicle NVH (Noise, Vibration and Harshness) and in developing new manual and robotized transmissions.

     Elasis also continued to invest in the electronic control systems that are playing an increasingly vital role in today’s cars. During the year, Elasis developed a one-of-a-kind simulation bench — a true “virtual car” — that slashes the time needed to fine-tune control systems and debug on-board electronics.

     In 2003, we expanded our collaboration with public agencies to improve highway safety, continuing our partnership with the Province of Milan for an integrated system for management of accident data obtained from the 188 municipalities in the province and monitoring of traffic conditions on major arteries, as well as for similar systems for the Province of Perugia and the City of Salerno. We also continued our collaboration with the Società Autostrade Meridionali on active management of safety on the A3 motorway (Naples — Pompei — Salerno).

     The following table summarizes our research and development costs during each of the past three years by sector:

	2003	2002	2001
	(in millions of euros)
Automobiles	€939	€861	€870
Agricultural and Construction Equipment	229	300	341
Commercial Vehicles	212	239	215
Ferrari-Maserati	130	94	81
Components	158	162	227
Production Systems	17	17	22
Metallurgical Products	7	21	27
Aviation(*)	23	54	58
Insurance	—	—	—
Services	—	—	1
Publishing and Communications	—	—	—
Other Companies and eliminations	32	—	(25)

TOTAL	€1,747	€1,748	€1,817

(*)	Data for the aviation sector are shown until the date of its sale (July 1, 2003).

DESCRIPTION OF PROPERTY

     At December 31, 2003, we owned 192 manufacturing facilities, of which 56 were located in Italy. Our remaining facilities are located principally in the United States, France, Brazil, the United Kingdom, Spain, Poland and Germany. For further information with respect to the types and locations of our manufacturing facilities, see “ — Sectors” above. We also own other significant properties, mainly in Italy, including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

     A number of our manufacturing facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. This indebtedness equaled approximately €87 million at December 31, 2003, as compared to €300 million at the end of 2002.

     Management believes that our manufacturing facilities and other significant properties are in good condition and that they are adequate to meet our needs.

     In connection with our relaunch initiatives, we have been working to streamline production facilities as part of our efforts to reduce overhead and improve efficiency. As part of these efforts, in 2003, Fiat Auto transferred production of the Alfa 166 and Lancia Thesis models in Italy from its Rivalta plant to its Mirafiori plant and ceased most manufacturing activities in Argentina, where Fiat Auto now produces only a small quantity of diesel engines. The sector also plans to consolidate future production of the Fiat Punto at its Melfi plant and of the Lancia Ypsilon only at its plant in Termini Imerese in Sicily. Other sectors are also taking steps to restructure their manufacturing operations. Among other initiatives, CNH has restructured its Berlin facility and in 2004 closed its plant in Crepy, France; also in 2004, Magneti Marelli expects to close the Magneti Marelli Lighting plant in Cannock, United Kingdom; and Comau expects to close a plant in France as part of a reorganization of Comau Systèmes.

     In 2003, Iveco completed a restructuring program launched in 2001 targeted at the closure of several plants outside Italy with the shutdown of its plant in Mataró (Spain) and an Ikarus plant in Hungary.

Item 5. Operating and Financial Review and Prospects

     Overview. Our worldwide net sales and revenues, reported as including changes in contract work in progress, decreased by 15.1%, from €55,649 million in 2002 to €47,271 million in 2003. Excluding the results of the significant operating activities we divested during 2003, our revenues declined 7.3%, from €48,026 million in 2002 to €44,498 million in 2003. In 2003, we recorded an operating loss of €510 million, as compared with an operating loss of €762 million in 2002. Excluding the results of the significant operating activities we divested during the year, our operating loss for 2003 would have decreased by €638 million, to an operating loss of €714 million in 2003 from an operating loss of €1,348 million in 2002. Please see “— Changes in the Scope of Consolidation” below for additional information on the impact of these divestitures and a reconciliation of these non-GAAP figures to the corresponding Italian GAAP results. Our total financial income and expenses amounted to net expenses of €963 million, as compared to net expenses of €671 million in 2002 (inclusive of investment income of €22 million in 2003 and €156 million in 2002). For information on other measures used by Fiat’s management to evaluate our financial performance, see “— Results of Operations — 2003 Compared with 2002” below. Total adjustments to financial assets, which include our equity in the results of operations of unconsolidated affiliates and writedowns in the value of financial receivables and securities, amounted to a loss of €172 million in 2003, as compared to a loss of €881 million in 2002. Total extraordinary income and expenses amounted to net income of €347 million, as compared with net expenses of €2,503 million recorded in 2002. This included gains on asset disposals of €1,747 million in our statement of operations for the fiscal year ended December 31, 2003, compared to losses of €502 million in 2002. As a result, a net loss before minority interest of €1,948 million was recorded for 2003, as compared to a net loss of €4,263 million in 2002.

     Changes in the Scope of Consolidation. During 2003, we continued to divest non-core operations. These transactions had the effect of changing the scope of consolidation of the Group as a whole. You should consider the impact of these changes on the composition of the Group when reviewing the performance of the individual sectors and of the Group as a whole, as changes in the scope of consolidation had a material impact on our financial and operating results in 2003.

     Significant transactions that resulted in a change in the scope of consolidation during 2003 included:

•	Iveco sold the activities of Fraikin, a company specializing in long-term vehicle leasing, to Eurazeo in the first quarter of 2003, for a price of €307 million, realizing a net loss of €24 million. We had already written down the value of Fraikin by €210 million at the end of 2002 in anticipation of this sale. The results of these activities were deconsolidated as of January 1, 2003.

•	Also in the first quarter of 2003, Business Solutions sold to the Zunino group a stake of approximately 56% in the real estate management company IPI S.p.A. for a sale price of €107 million, realizing a net gain of €15 million; IPI S.p.A. was also deconsolidated as of January 1, 2003. We retained a 10% equity interest in IPI S.p.A., which is accounted for at its equity value as of the date of our sale of the controlling interest.

•	In March 2003, Fiat Auto sold 100% of Banco Fiat SA, through which it conducted retail auto financing activities in Brazil, to the Itaù banking group for a sale price of €247 million, realizing a net gain of €103 million; these activities were deconsolidated as of March 31, 2003.

•	We deconsolidated the results of our former insurance sector as of May 2, 2003, following the sale of Toro Assicurazioni and its subsidiaries to the DeAgostini Group for a price of €2,378 million, realizing a net gain of €390 million. Receipt of the sale proceeds and the official transfer of the Toro Assicurazioni shares did not take place until July 30, 2003, following receipt of all required regulatory approvals.

•	We deconsolidated the results of Fidis Retail Italia, which had carried out retail consumer financing activities for automobile purchases for Fiat Auto, following our sale of a 51% interest in the company to Synesis Finanziaria S.p.A., an Italian company owned equally by Capitalia, Banca Intesa, San Paolo-IMI and Unicredito, for a sale price of €370 million, realizing a net loss of €15 million. At the date of sale of our controlling interest in Fidis Retail Italia on May 27, 2003, this company controlled our automobile retail financing operations in Italy and certain other European countries. In September and October 2003, following receipt of the necessary regulatory approvals, we transferred to Fidis Retail Italia most of our remaining European auto financing operations, including those in Germany and France. The results of operations of all of these companies were fully consolidated up to their respective dates of sale. We account for the 49% shareholding we retained in Fidis Retail Italia on the equity basis. For additional information on this transaction, please see Note 3 to the Consolidated Financial Statements included in Item 18.

•	We deconsolidated the results of our former aviation sector, which was led by FiatAvio S.p.A., as of July 1, 2003, following the sale of its activities to Avio Holding S.p.A., a company 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A. We sold these activities for a price of €1,509 million, realizing a net gain of €1,258 million.

     Because of the significant contribution these operations made to our results prior to their deconsolidation, in order to facilitate an understanding of the performance of our remaining operations during the past two year, we present in this report both the results of our operations as reported by us on a consolidated basis under Italian GAAP, as well as the results of our operations in 2003 and, for comparative purposes, in 2002, on a “comparable consolidation” basis, excluding the results of the deconsolidated operations. In order to calculate the “comparable consolidation” results, we have deconsolidated from our consolidated results the amounts contributed to each line item by the deconsolidated operations, for the full year in 2002 and for the period through the date of deconsolidation for 2003.

     The following tables illustrate, respectively, the calculation of our net sales and revenues and operating profit on a comparable consolidation basis for the years ended December 31, 2003 and 2002. The table identifies each of the relevant activities and the date its results were deconsolidated, and the results of each for the relevant periods. We have subtracted the total for each year from our consolidated result for that year in order to arrive at the result on a comparable consolidation basis. For purposes of these calculations, we have also added back eliminations and consolidation adjustments that are made in calculating our Group-wide net sales and revenues, in line with our practice of analyzing revenues and operating income for the individual sectors based on such measures prior to eliminations for intra-Group transactions. See the table “Operating Results by Sector” in Item 4 above. We have used the same method to calculate the other line items we discuss on both a consolidated and a comparable consolidation basis.

     Results calculated on a “comparable consolidation” basis for purposes of Italian GAAP differ from results of continuing and discontinued operations as calculated for purposes of U.S. GAAP. See Note 24(f.i) to the Consolidated Financial Statements included in Item 18.

Net Sales and Revenues
(in millions of euro)

	2003	2002
Fraikin (January 1, 2003)	€—	€517
IPI S.p.A. (January 1, 2003)	—	31
Banco Fiat SA (March 31, 2003)	55	349
Toro Assicurazioni (May 2, 2003)	1,654	4,916
Fidis Retail Italia (May 27, 2003)	110	282
FiatAvio (July 1, 2003)	623	1,499
Fidis Retail Italia (September/October 2003)	507	457

Total	€2,949	€8,051
Consolidated	47,271	55,649
Total deconsolidated	€(2,949)	€(8,051)
Eliminations and consolidating adjustments	176	428

Comparable consolidation	€44,498	€48,026

Operating Income
(in millions of euro)

	2003	2002
Fraikin (January 1, 2003)	€—	€20
IPI S.p.A. (January 1, 2003)	—	21
Banco Fiat SA (March 31, 2003)	7	77
Toro Assicurazioni (May 2, 2003)	35	108
Fidis Retail Italia (May 27, 2003)	39	38
Fiat Avio (July 1, 2003)	54	218
Fidis Retail Italia (September/October, 2003)	69	104

Total	€204	€586
Consolidated	(510)	(762)
Total deconsolidated	€(204)	€(586)

Comparable consolidation	€(714)	€(1,348)

Critical Accounting Policies

     The Consolidated Financial Statements included in Item 18 are prepared in conformity with Italian GAAP; a summary of the significant differences between Italian GAAP and U.S. GAAP and their effect on consolidated net income and stockholders’ equity is provided in Note 24 thereto. See also “ — U.S. GAAP Reconciliation” below. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Fiat believes that its most critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, are as follows:

     Allowance for Doubtful Accounts. The allowance for doubtful accounts reflects our estimate of losses inherent in our wholesale and retail credit portfolio. We have reserved for the expected credit losses based on past experience with similar receivables, including current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Management believes that reserves are adequate; however, different assumptions or changes in economic circumstances could result in changes to the allowance for doubtful accounts.

     Recoverability of Long-lived Assets (including Goodwill). Long-lived assets include tangible assets, intangible assets (including goodwill) and financial fixed assets. As described in “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18, we periodically review the carrying value of our long-lived assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. We perform this review using estimates of future cash flows from use or disposal of the asset. If the carrying value of a long-lived asset is considered impaired, we record an impairment charge for the amount by which the carrying value of the long-lived asset exceeds its estimated recoverable amount from use or disposal determined by reference to our most recent corporate plans. Management believes that the estimates of these recoverable amounts are reasonable; however, estimates of future cash flows may differ from actual cash flows due to many factors, and changes in such estimates would impact the amount of the impairment charges recorded.

     Since January 1, 2002, for U.S. GAAP purposes, we determine any need to record an impairment of long-lived assets, including goodwill, by applying the methodologies set forth in Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and other intangible assets” or SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, as appropriate. For information on the effect of our adoption of these standards, see “— U.S. GAAP Reconciliation” below.

     Equipment on Operating Lease Residual Values. We report as tangible assets vehicles and equipment rented or leased to customers under operating leases. We recognize income from such operating leases over the term of the lease. Our investment in operating leases is determined on the basis of the estimated residual values of the leased vehicles and equipment, which we calculate at the lease inception date on the basis of published industry information and historical experience. In particular, we record depreciation expense for vehicles subject to operating leases on a straight-line basis over the term of the lease in amounts necessary to reduce the vehicle to its estimated residual value at the end of the lease term. The total value of equipment on operating leases, net of accumulated depreciation, was €914 million at December 31, 2003 (€1,585 million at December 31, 2002). Realization of the residual values is dependent on our future ability to market the vehicles and equipment under the then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the vehicles and equipment on operating leases. Management therefore believes that its current estimates are reasonable, however, changes in the underlying residual values or other external factors impacting our future ability to market these assets under prevailing market conditions may impact the realization of currently-estimated residual values.

     Product Warranties. We make provisions for estimated expenses related to product warranties at the time products are sold. We establish these estimates based on historical information on the nature, frequency and average cost of warranty claims. We seek to improve vehicle quality and minimize warranty claims, but we have also extended contractual warranty periods for certain classes of vehicles. Management believes that the warranty reserve is adequate; however, actual claims could differ from the original estimates and therefore necessitate an adjustment to the warranty reserve requirement.

     Vehicle Residual Value Guarantees. We have made financial commitments to certain customers that guarantee the residual values of vehicles purchased from us in certain circumstances. We have set aside a specific reserve for future risks and charges based on the difference between the guaranteed residual amount and the estimated realizable value of the used asset, taking into account the probability that such option will be exercised; this reserve is set up at the time of the initial sale and adjusted periodically over the period of the contract. In making our accounting estimate, we consider the expected rate of vehicle returns subject to this form of guarantee, current vehicle market value data and actual and expected loss experience. Management therefore believes that its current estimates are reasonable; however, actual future rates of vehicle returns and loss experience may differ significantly from our current assumptions. In particular, a decline in the economy in general and in the vehicle market specifically could significantly increase our risk resulting from these commitments to guarantee vehicle residual values, thereby adversely affecting our future operating results.

     Pension and Other Post-Retirement Benefits. Our companies sponsor pension and other retirement plans in various countries. In the U.S., the United Kingdom and Germany, we have major defined benefit plans. We use several statistical and judgmental factors which attempt to anticipate future events in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, each as determined by us within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates in making relevant estimates. Management believes that the estimates it is currently using are reasonable; however, the actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in the actual costs of health care. Any such differences may have a significant impact on the amount of pension and other post-retirement benefit expenses we record.

     Realization of Deferred Tax Assets on Tax Loss Carryforwards. As of December 31, 2003, we had gross deferred tax assets arising on tax loss carryforwards of €4,313 million and valuation reserves against these assets of €3,054 million. The corresponding totals as of year end 2002, were €3,646 million and €2,168 million, respectively. We have recorded these valuation reserves to reduce our deferred tax assets to the amount that we are reasonably certain will be recovered. While we have considered future taxable income and used ongoing prudent tax planning strategies in assessing the need for valuation allowances, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

     Retained Interests in Securitized Receivables. We retain a residual interest in the receivables we sell in connection with our securitizations. The value of the retained interest depends on the estimated fair value of future cash flows from the sold receivables after the investors in the securitization trusts have received the return for which they contracted and other expenses of the trust are paid. Our retained interest is subordinate to the investors’ interests. The gain or loss on sale of the receivables depends in part on the fair value of the retained interests at the date of transfer; additionally, we evaluate retained interests after transfer for impairment based on the fair value of the retained interests at the evaluation date. We estimate such fair values based on the present value of future expected cash flows using our estimate of key assumptions, such as credit losses, prepayment spreads and discount rates commensurate with the risks involved. Management believes that the estimates we use are considered appropriate based on information currently available, however, differences between those estimates and actual results could be significant.

     Please see “— Process of Transition to International Accounting Standards” below for a discussion of the new accounting standards we are required to adopt in preparing our 2005 financial statements and certain respects in which they differ from Italian GAAP.

Industrial Reorganization Initiatives

     In recent years, we have adopted a series of relaunch initiatives in response to the deteriorating economic environment and the negative results recorded by certain of our sectors, particularly Fiat Auto, including initiatives to reorganize and restructure our industrial operations. These initiatives, which have impacted our operations in Italy and abroad, have included plans for reductions in production capacity and related costs through the closure of certain manufacturing plants, cutbacks in production at other facilities and permanent and temporary reductions in the workforce, as well as programs to reduce owned and dealers’ inventories. In 2003, in the context of these initiatives, we also adopted a strategy to refocus on our core automotive activities as part of the effort to bring the Group back to financial and operational health. See Item 4.

“Information on the Company — Introduction — Relaunch Initiatives” for a detailed discussion of our relaunch initiatives.

     Steps taken in connection with our relaunch initiatives had a significant impact on our financial and operational results in 2003, reflecting both gains realized upon the disposal of activities and cost savings through new initiatives, as well as the negative effect of restructuring expenses and writedowns and other extraordinary expenses and provisions. In particular, these items include:

•	Net pre-tax gains on asset disposals of €1,747 million in our statement of operations for the fiscal year ended December 31, 2003 (as compared to net losses of €502 million in 2002), composed primarily of gains from the disposals of:

•	our former aviation sector (€1,258 million net of transaction costs),

•	the Toro Assicurazioni Group (€390 million net of transaction costs),

•	Banco Fiat SA in Brazil (€103 million net of transaction costs), and

•	a 56% interest in IPI S.p.A. (€15 million net of transaction costs).

Losses on asset disposals in 2003 totaled €50 million, related mainly to the loss of €24 million incurred in fiscal 2003 with regard to our divestiture of Fraikin, which followed the writedown of €210 million that had been recorded in anticipation of the sale at the end of 2002. We had already set aside a specific reserve in connection with the €15 million net loss realized on the sale of a majority interest in Fidis Retail Italia in the consolidated financial statements for the year ended December 31, 2002, on the basis of binding agreements we had entered into with the purchasers during that year. See Note 3 to the Consolidated Financial Statements included in Item 18.

•	Restructuring expenses and provisions of €658 million in our statement of operations for the fiscal year ended December 31, 2003 (€1,026 million for 2002), relating primarily to the costs incurred or provisions determined in accordance with our relaunch initiatives for personnel laid off with long-term unemployment benefits, severance incentives, and writedowns of property, plant and equipment and intangible fixed assets, can be broken down as follows:

•	A total of €259 million at Fiat Auto, of which €141 million related to reductions in production capacity at facilities outside Europe and in Italy, €52 million to the provisions and costs of the mobilitá early retirement program and other workforce reduction-related incentives, and the remaining €66 million to various other restructuring activities, including writedowns in the value of inventories at restructured operations.

•	€142 million at CNH, including severance and other employee-related costs, writedowns of assets, losses on the sale of assets and businesses, as well as costs related to the closing, selling and downsizing of existing facilities arising from divestitures, excess capacity and duplicate facilities, mainly in the United States and France;

•	€98 million at Comau, of which €76 million related to significant restructuring and redundancy programs in a number of countries (“cassa integrazione” in Italy, the “plan social” in France, and the reorganization of certain operations in the United Kingdom), and €22 million related to the an impairment charge relating to the service and dies activities which were reacquired from Comau by Fiat Auto and Fiat-GM Powertrain as of January 1, 2004;

•	an additional €159 million, attributable to Magneti Marelli (€50 million, primarily due to restructuring initiatives in the automotive lighting division), Iveco (€43 million, primarily for the closing of its Ikarusbus plant in Hungary), Teksid (€43 million, primarily for the impairment of fixed assets at its Italian operations and workforce reduction-related incentives), Business Solutions (€12 million, primarily for costs related to workforce reduction and the impairment of intangible assets), and Fiat S.p.A. and other Group companies (€11 million).

See Note 14 to the Consolidated Financial Statements included in Item 18 for additional information on these expenses.

•	Consolidated restructuring reserves, as reported in our balance sheet, totaling €471 million at December 31, 2003 (€731 million at December 31, 2002), attributable to restructuring activities at Fiat Auto (€160 million), CNH (€83 million), Iveco (€75 million), Magneti Marelli (€64 million), Comau (€54 million), Teksid (€24 million), Business Solutions (€8 million) and other sectors (€3 million). At December 31, 2003, these restructuring reserves included amounts related primarily to employee severance incentives and other headcount reduction measures, write-offs or production cutbacks at underutilized facilities, as well as other restructuring actions. See Notes 14 and 24(n) to the Consolidated Financial Statements included in Item 18.

Results of Operations

     The following discussion is based on financial information prepared in conformity with the accounting principles discussed in “Form and content of the consolidated financial statements” and “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18, which have been prepared in accordance with Italian GAAP. These principles differ in certain respects from U.S. GAAP. The effects of such differences on consolidated net income and stockholders’ equity, as well as other disclosures required by U.S. GAAP, are included in Note 24 to the Consolidated Financial Statements included in Item 18. See also “Selected Financial Data” in Item 3 and “— Changes in the Scope of Consolidation” above.

2003 Compared with 2002

     Our net sales and revenues, including changes in contract work in progress, totaled €47,271 million, with the 15.1% decrease from 2002 being primarily attributable to changes in the scope of consolidation. As detailed in “— Changes in the Scope of Consolidation” above, on a comparable consolidation basis, our 2003 net sales and revenues were €44,498 million, a decrease of 7.3% from €48,026 million in 2002, with the decline being largely attributable to a decline in sales at Fiat Auto and the appreciation of the euro, which resulted in a reduction in the value of revenues in other currencies, primarily the U.S. dollar.

     Fiat Auto recorded revenues of €20,010 million for 2003, with the decline of 9.6% from the €22,147 million reported in 2002 reflecting an 8.8% decrease in unit sales, which fell to approximately 1,695,000 automobiles and light commercial vehicles,* as well as the deconsolidation of the results of Fidis Retail Italia and Banco Fiat SA, which carried out the sector’s European and Brazilian retail financing activities, respectively. CNH recorded revenues of €9,418 million in 2003, with the decrease of 10.4% from 2002 being primarily attributable to the appreciation of the euro against the dollar. Iveco recorded revenues of €8,440 million in 2003, with the decrease of 7.6% from 2002 being primarily attributable to the disposal of Fraikin and the sector’s switch from accounting

*	Unless otherwise indicated, all references to revenues and operating income for the individual sectors in this section are based on such measures prior to eliminations for intra-Group transactions. See the table of “Operating Results by Sector” in Item 4.

for its 50-50 joint venture Naveco according to the proportional method to the equity method, as well as a 9.6% decrease in unit sales. Ferrari-Maserati, which was reported as a separate sector for the first time in 2002, recorded revenues of €1,261 million in 2003, with the 4.4% increase over 2002 being primarily attributable to higher sales of Ferrari models, which more than offset a decline in sales of Maserati and the negative effect of the appreciation of the euro.

     In 2003, we posted an operating loss of €510 million, as compared with an operating loss of €762 million recorded in 2002. As described in more detail above, the improvement is even more evident if the result is considered on a comparable consolidation basis: On this basis, we recorded losses of €1,348 million in 2002, compared to a loss of €714 million in 2003. The reduction in the magnitude of our operating loss, which accelerated over the course of 2003, mainly reflected efficiency gains realized through activities carried out during the year in connection with our relaunch initiatives.

     The revenues and operating income recorded by each of our sectors prior to eliminations are summarized in the table of “Operating Results by Sector” in Item 4 and analyzed in the more detailed sector-by-sector discussion appearing below.

     We reported net financial expenses of €963 million in 2003, as compared to €671 million in 2002. This increase in net financial expenses was largely attributable to the deconsolidation of Toro Assicurazioni, which generated financial income, as well as a decline in investment income. We recorded investment income in 2003 of €22 million, compared to income of €156 million in 2002, primarily as a result of the deconsolidation of Toro Assicurazioni and lower dividends received from equity investments. The results of our financial management activities, which we calculate based on net financial expenses but excluding any income or expenses derived from equity investments, amounted to expenses of €979 million in 2003, as compared to €862 million in 2002. Our management uses this non-GAAP measure because it believes it is able to more meaningfully evaluate the results of its financial management activities, which include interest expenses and income, foreign exchange gains and losses and revaluations and writedowns of non-equity securities and financial receivables, when income or loss on equity investments are excluded. The following table reconciles this non-GAAP measure to financial income and expenses, the most nearly comparable Italian GAAP measure. The parenthetical references to Notes following particular line items in the table are to the specific Notes to the Consolidated Financial Statements included in Item 18 where these line items are presented in greater detail.

Results of financial management activities		2003	2002
		(in million of euros)
Financial income and expenses	Note 17	€(963)	€(671)
Investment income	Note 17	(22)	(156)
Losses on sale of securities not held as fixed assets (*)	Note 17	6	24
Revaluations of securities held in current assets other than equity investments	Note 18	14	7
Writedowns of:	Note 18
- financial fixed assets other than equity investments		(1)	(3) (**)
- securities held in current assets other than equity investments		(8)	(45)
- financial receivables		(5)	(18)

Results of financial management activities		€(979)	€(862)

(*)	Included within losses on sale of securities in Note 17.

(**)	For 2002, the amount shown is net of a writedown of €81 million relating to permanent impairment of treasury stock held by Toro Assicurazioni (€78 million) (note 3) and other Group companies.

     On a comparable consolidation basis, our results of financial management activities improved by less than 1%, with the slightly lower net expenses reflecting our lower average indebtedness for the period and a reduction in the level of interest rates in Europe and the United States, which were largely offset by the greater impact in 2003 of foreign exchange losses, and higher spreads on our corporate borrowings and higher fees payable to lenders. In addition, the result in 2002 benefited from the positive effects of certain interest rate risk management transactions.

     Total adjustments to financial assets amounted to a loss of €172 million in 2003, compared to a loss of €881 million in 2002, with the decrease due primarily to the deconsolidation of Toro Assicurazioni, with the 2002 figure reflecting losses incurred through the year-end marking to market of the insurance sector’s equity securities portfolios, as well as a narrowing of losses at companies accounted for using the equity method. These same factors were also reflected in the results of our equity investments, a measure our management uses to isolate the performance of our strategic and portfolio equity investments in unconsolidated entities (including adjustments to our financial assets and gains and losses on equity investments not held as fixed assets). Our results of equity investments in 2003 showed a loss of €156 million, as compared to a loss of €690 million in 2002. The following table reconciles this non-GAAP measure to investment income, the most nearly comparable Italian GAAP measure. The parenthetical references to Notes following particular line items in the table are to the specific Notes to the Consolidated Financial Statements included in Item 18 where these line items are presented in greater detail.

Results of equity investments		2003	2002
		(in million of euros)
Adjustments to financial assets	Note 18	€(172)	€(881)
Revaluations of securities held in current assets other than equity investments	Note 18	(14)	(7)
Writedowns of:	Note 18
— financial fixed assets other than equity investments		1	3	(**)
— securities held in current assets other than equity investments		8	45
— financial receivables		5	18
Investment income	Note 17	22	156
Losses on sale of securities not held as fixed assets (*)	Note 17	(6)	(24)

Results of equity investments		€(156)	€(690)

(*)	Included within losses on sale of securities in Note 17.

(**)	For 2002, the amount shown is net of a writedown of €81 million relating to permanent impairment of treasury stock held by Toro Assicurazioni ( €78 million) (note 3) and by other Group companies.

     Our expenses related to the results of equity investments experienced a decline of a similar magnitude in percentage terms on a comparable consolidation basis, reflecting mainly the improvement in the performance of certain companies we value according to equity method, such as Italenergia Bis, as described above.

     We reported total extraordinary income and expenses equal to net income of €347 million in 2003, as compared with net expenses of €2,503 million in 2002. Extraordinary income totaled €2,017 million in 2003, of which €1,826 million was attributable to gains on disposals of investments and other fixed assets. The most significant of these were the gains realized on the sale of FiatAvio, our former aviation sector (€1,266 million, or €1,258 million net of the expenses associated with the transaction, classified as other extraordinary expenses), Toro Assicurazioni Group (€427 million, or €390 million net of the expenses and provisions connected with the transaction, classified as other extraordinary expenses), Fiat Auto’s retail financing activities in Brazil (€103 million net of transaction costs), and sales of other investments (€30 million).

     In 2002, when our aggregate capital gains on divestitures totaled €1,081 million, the most significant of these were the gains realized on the sale of 34% of Ferrari S.p.A. (€714 million, or €671 million net of the costs associated with the transaction, which were classified as non-operating expenses), the sale of 14% of Italenergia Bis S.p.A. (€189 million), the sale of our interest in Europ Assistance Holding S.A. (€83 million), the sale of a 50% interest in our Targasys S.r.l. mobility service unit (€36 million) and the sale of the aftermarket operations of Magneti Marelli (€26 million).

     Other extraordinary income of €159 million in 2003 (€146 million in 2002) was primarily attributable to the release of reserves maintained by individual companies of the Group that proved to be in excess of requirements.

     Our extraordinary expenses totaled €1,670 million in 2003 (as compared to €3,738 million in 2002). The primary components of the total for 2003 were:

•	€721 million in extraordinary expenses and provisions, of which the most significant individual items were: incidental costs and other provisions connected with certain divestitures that took place in 2003 and in prior years (€139 million), including €37 million connected with the sale of the Toro Assicurazioni; damages caused by flooding at the Termoli factory in January 2003 (€71 million); expenses and provisions recorded in connection with our sale of Magneti Marelli’s former electronic systems operations, including those related to the initial purchaser’s failure to pay the full agreed purchase price (€53 million); provisions for commitments related to IPSE 2000, a telecommunications company in which Fiat S.p.A. purchased a 4% equity interest from Atlanet in connection with Fiat’s acquisition of 100% of Atlanet in 2003 (€47 million); charges associated with cutbacks in the range of vehicles available at Iveco’s Civis bus operations in France (€24 million); and commissions paid to Mediobanca for the extension of the commitments undertaken by Mediobanca under the Ferrari sale contract described in Note 14 (€16 million). Other extraordinary expenses also included prior period expenses of €40 million.

•	€658 million in restructuring expenses and provisions, as analyzed in more detail under “—Industrial Reorganization Initiatives” above.

•	€215 million of writedowns in the value of other assets to reflect revised estimates of future cash flows in light of changes in market prospects and new business plans (€216 million in 2002). The total was primarily attributable to impairment charges at Fiat Auto of €177 million (production lines due to a planned reduction in production volumes) and Iveco of €10 million (production lines at its Civis bus facilities in France).

•	€50 million in losses on disposals of investments and other fixed assets; primarily reflecting the losses incurred on the sale of Fraikin, as well as costs related to capital increases at CNH connected with its employee stock option program and losses on other minor equity investments and asset sales, compared to losses of €1,239 million in 2002. The losses in 2002 included losses on the sale at current market prices of the General Motors shares we had acquired in connection with the formation of our industrial alliance (€1,049 million), the sale of the electronic systems business unit of Magneti Marelli (€150 million) and the sale of the aluminum business unit of Teksid (€24 million).

•	Taxes related to prior years, including amounts paid with respect to previously open years, amounted to €26 million in 2003 (€79 million in 2002).

     The net income tax effect on our statement of operations for the year was a charge of €650 million, as compared with a credit of €554 million in 2002. Current income taxes for fiscal 2003 included €125 million for IRAP, the regional tax on production activities in Italy (€141 million in 2002) and €31 million for other current taxes (€192 million in 2002). The change from deferred tax assets of €887 million in 2002 to deferred tax liabilities of €494 million in 2003 reflected the reversal of previously established deferred tax assets connected with the realization of gains on divestitures that took place in 2003. For additional information, see Note 20 to the Consolidated Financial Statements included in Item 18.

     As a result, our net result before minority interest was a loss of €1,948 million in 2003, as compared with a loss before minority interest of €4,263 million in 2002. Our net loss amounted to €1,900 million, as compared with net loss of €3,948 million in the previous year. As a result, earnings per ordinary share on an Italian GAAP basis were equal to a net loss per share of €2.412 in 2003, as compared with net loss per share of €6.66 in 2002.

     Automobiles. Fiat Auto’s global unit sales to the dealer network, importers and other large direct customers during 2003 totaled approximately 1,695,000 vehicles, a decrease of 8.8% from the 1,860,000 sold in 2002. The decrease reflected weak market demand and a decline in market share in a number of the sector’s principal markets, as well as to the limited impact on the full year figures of the new models (the Lancia Ypsilon, the Fiat Panda and Idea and the Alfa GT) launched during the second half of 2003. When the contribution of unconsolidated affiliates is included, Fiat Auto’s sales totaled approximately 1,779,000 units, a decrease of 6.9% over the previous year’s total of 1,910,000 units sold.

     Western European customers bought 1,179,000 vehicles, a decrease of 9.4%, as Fiat Auto’s automobile market share in Western Europe as a whole fell by 0.8 percentage points to 7.4%. The sector’s unit sales were down in all of its principal European markets with the exception of the United Kingdom and Spain, where they increased by 1.4% and 14.8%, respectively. In Italy, the sector’s unit sales declined by 11.5% to 671,000 units. Fiat Auto’s share of the Italian automobile market fell from 30.2% to 28.0%. New registrations were down 1.2% for the year as a whole. Fiat Auto’s share of the automobile market in Western Europe excluding Italy decreased from 4.0% to 3.5%.

     In Poland, Fiat Auto sold a total of 70,000 vehicles in 2003, or 15.9% more than in the previous year. The increase in sales in Poland was attributable to a 16.3% increase in new registrations. Fiat Auto’s automobile market share in Poland held steady at 17.8%. In Brazil, the sector sold a total of 318,000 vehicles, an 11.3% decrease from the 358,000 units sold a year earlier as demand in Brazil decreased by 3.2%. Despite the greater reduction in unit sales, Fiat Auto’s share of the automobile market declined only slightly, from 25.8% in 2002 to 25.2% in 2003. In Argentina, where sales and manufacturing activities were reduced sharply during 2002 as a result of the economic crisis in that country, sales in 2003 increased as the market started to recover, with the sector selling approximately 14,700 vehicles, compared to approximately 6,800 in 2002.

     Fiat Auto’s revenues totaled €20,010 million, a decrease of €2,137 million, or 9.6%, compared with 2002, with the decrease attributable primarily to the contraction in sales volumes and the deconsolidation of the sector’s retail financing activities in Europe and Brazil. In 2003, Fiat Auto reported an operating loss of €979 million, as compared to an operating loss of €1,343 million in 2002. Excluding the results of the financial companies deconsolidated in 2003, the sector’s operating loss would have been €1,094 million in 2003, compared to €1,562 million in 2002. The principal reasons for the narrower operating losses, achieved despite the declines in revenues and unit sales, as well as a 9% increase in research and development outlays to €939 million, were significant cost reductions and savings on overhead as a result of our relaunch initiatives and the industrial alliance with General Motors, as well as the positive effect of the new models introduced in the last few months of the year.

     Fiat Auto reported a net loss of €2,058 million in 2003, compared to a net loss of €2,739 million in 2002. The narrower losses reflected the reduction in the magnitude of the sector’s operating losses, as well as lower net extraordinary expenses (€531 million in 2003, compared with €796 million in 2002), which included approximately €259 million in restructuring charges, down from €549 million in 2002. For details of these charges, see “— Industrial Reorganization Initiatives” above.

     Research and development expenditures amounted to €939 million (4.7% of net sales) in 2003, an increase from the €861 million (3.9% of net sales) recorded in 2002. The sector’s capital expenditures, which totaled €1,100 million in 2003, as compared with €1,115 million in 2002, were devoted to the development of new products and technological innovation, as well as to the purchase of vehicles used in the sector’s increasingly popular medium- and long-term leasing operations, which accounted for approximately €286 million, or 26% of the total.

     Agricultural and Construction Equipment. CNH’s revenues in 2003 totaled €9,418 million, with the decrease of 10.4% from the €10,513 million recorded in 2002 being primarily attributable to the appreciation of the euro against the dollar. Expressed in U.S. dollars, CNH’s reporting currency, revenues increased by approximately 7% over the total for 2002, principally as a result of the depreciation of the dollar, which resulted in an increase in the value of revenues in other currencies, primarily the euro. Excluding the effect of changes in foreign exchange rates, CNH’s 2003 revenues expressed in dollars were substantially in line with those recorded in 2002.

     The following table sets forth CNH’s revenues from sales of agricultural and construction equipment, as reported by CNH under U.S. GAAP, for the periods included in both U.S. dollars and euros.

Net Sales of Equipment	2003	2002
(U.S. GAAP)	(in millions of euros)
Agricultural Equipment	€6,300	€6,782
Construction Equipment	2,603	3,098

TOTAL	€8,903	€9,880
	(in millions of dollars)
Agricultural Equipment	$7,125	$6,405
Construction Equipment	2,944	2,926

TOTAL	$10,069	$9,331

     CNH’s revenues from sales of equipment decreased by 9.9% to €8,903 million, from €9,880 million in 2002, primarily reflecting the appreciation of the euro against the dollar. In dollar terms, revenues from sales of equipment increased by $738 million, or approximately 8%. Of the 2003 revenues, approximately $800 million were attributable to the effect of foreign exchange rate movements, in particular the depreciation of the dollar against the euro and other currencies, so that excluding the effects of exchange rate changes during the year, revenues from sales of equipment would have been slightly lower compared to 2002.

     Overall in 2003, world market demand for major agricultural equipment product lines was approximately 7% higher than in 2002, as increased worldwide demand for tractors and overall stronger demand in North America more than offset lower demand for tractor in Latin America and Western Europe. Worldwide demand for combine harvesters was steady in 2003, with declines in North America and Western Europe offset by stronger demand in Latin America. CNH’s overall tractor market share declined slightly compared with 2002, while its combine market share increased 1.5 percentage points. World market demand for construction equipment product lines increased by approximately 11%, as growth in North America and Asia were only partially offset by lower demand in Latin America and Western Europe. World market demand for backhoe loaders increased by about 6% and demand for heavy construction equipment increased by approximately 19% On a unit basis, CNH’s construction equipment market share declined by approximately three percentage points, with declines in all of its major product categories in nearly every market.

     Expressed in U.S. dollars, CNH’s sales of agricultural equipment increased to $7,125 million, up approximately 11% from the prior year. Of this increase, approximately 8 percentage points were attributable to favorable effects of the depreciation of the dollar against the euro, the Australian dollar, the Canadian dollar, the British pound and other currencies, as well as increases in wholesale unit sales of combine harvesters and higher pricing, especially in Brazil. These positive factors were offset only partially by declines in tractor sales.

     Sales of construction equipment increased by 1% to $2,944 million. Excluding the effects of the formation of the Fiat Kobelco Construction Machinery S.p.A. joint venture (“Fiat Kobelco”) in the third quarter of 2002, net sales declined by 1%, as the positive effect of the translation of revenues denominated in the euro and other currencies into dollars was offset by lower wholesale unit volumes. In Western Europe, initial problems in the integration of the Fiat-Hitachi and Fiat-Kobelco sales networks following the formation of Fiat Kobelco, which consists of the operations of CNH’s former Fiat-Hitachi Excavator joint venture and the European operations of Kobelco, also contributed to the contraction. The decline in unit sales was marked by lower sales of backhoe loaders and skid steer loaders in the North American market that were offset only in part by higher unit sales of heavy construction equipment in the North America.

     The following table sets forth certain data on CNH’s revenues from sales of equipment, as reported by CNH under U.S. GAAP, by geographic region for the periods indicated.

Net Sales of Equipment	2003	2002
(U.S. GAAP)	(in millions of euros)
North America	€3,719	€4,383
Western Europe	3,306	3,512
Latin America	630	676
Rest of the World	1,248	1,309

TOTAL	€8,903	€9,880
	(in millions of dollars)
North America	$4,206	$4,140
Western Europe	3,739	3,317
Latin America	712	638
Rest of the World	1,412	1,236

TOTAL	$10,069	$9,331

     Expressed in U.S. dollars, CNH’s revenues from sales of equipment in North America increased by 1.6%, from $4,140 million in 2002 to $4,206 million in 2003, reflecting slightly lower sales of tractors and of construction equipment, the effects of which were partially offset by higher combine unit sales. Sales of equipment in Western Europe increased by 12.7% from $3,317 million in 2002 to $3,739 million in 2003, reflecting higher agricultural equipment unit sales and the increase in the value of the euro and British pound as compared to the U.S. dollar, these positive effects were partially offset by a decline in unit sales of construction equipment. Sales of equipment in Latin America increased by 11.6% from $638 million in 2002 to $712 million in 2003, principally as a result of higher combine unit sales and a more favorable mix and pricing, the positive effects of which were only partially offset by a decline in the average value of Brazilian real in dollar terms and a decline in unit sales of tractors and construction equipment. In the Rest of World, sales of equipment were up 14.2%, from $1,236 million in 2002 to $1,412 million in 2003, mainly as a result of higher unit sales of construction equipment and the increase in the value of the Australian dollar, while unit sales of combines and tractors declined.

     When stated in euros, our reporting currency, revenues from sales of equipment decreased by 15.2% in North America, by 5.9% in Western Europe, by 6.8% in Latin America and by 4.6% in the Rest of World.

     CNH reported operating income of €229 million (2.4% of sales) in 2003, compared to €163 million (1.6% of sales) in 2002. The increase was primarily attributable to higher prices, improved margins on new products, the realization of cost savings arising from integration with Case and sector-related relaunch initiatives. These factors more than offset the negative impact of lower unit sales, the costs associated with the introduction of new products, and higher pension and post-retirement benefit costs for current and former CNH employees.

     The sector’s net result for the year was a net loss of €192 million, as compared with a net loss of €211 million in 2002, reflecting the improvement in operating results and a reduction in financial expenses as a result of lower external borrowings; these positive factors were only partially offset by an increase in extraordinary restructuring charges to €142 million (€18 million in 2002), as described in more detail in “— Industrial Reorganization Initiatives” above. The amounts of such changes recognized under the Fiat Group’s accounting principles differ from those accounted for under U.S. GAAP as adopted by CNH to present its consolidated financial results in the United States. See Note 24 to the Consolidated Financial Statements included in Item 18.

     CNH’s research and development expenses in 2003 were €229 million (2.4% of net sales), down from €300 million (2.9% of net sales) in 2002, with the decrease attributable in part to currency translation effects.

     Commercial vehicles. In 2003, Iveco’s revenues totaled €8,440 million, a decrease of 7.6% from the €9,136 million recorded in 2002. The decrease was almost entirely attributable to Iveco’s divestiture of Fraikin at the beginning of 2003 and the change in method of accounting for the Naveco 50-50 joint venture from the proportional method to the equity method.

     During 2003, Iveco sold 146,000 vehicles worldwide, or approximately 9.6% less than in 2002. If the approximately 50,000 vehicles sold by unconsolidated licensees are added, total sales reach 196,000 vehicles (199,380 units in 2002).

     In Western Europe, Iveco shipped 119,300 vehicles, or 7.4% fewer than in 2002, as lower unit sales recorded in Italy, Germany and the United Kingdom were only partially offset by higher unit sales in France and Spain. The most significant declines in unit sales occurred in Italy (-13.6%), due to strong contraction in demand following the expiration of certain tax incentives that had been introduced in 2002, as well as in Germany (-6.7%) and in the United Kingdom (-14.9%), where Iveco was unable to benefit from overall gains in market demand as a result of insufficient competitiveness of the after-sales services package Iveco offers. Iveco’s unit sales were up slightly in France and Spain. In Eastern Europe, Iveco sold approximately 9,700 units, or approximately 1.6% more than in 2002. Outside of Europe, Iveco’s unit sales decreased by approximately 26%, from 23,600 vehicles in 2002 to 17,500 in 2003, with the decline largely attributable to the change in accounting method for Naveco, the sector’s 50-50 joint venture with the Yuejin Group in China. Unit sales at Naveco increased by approximately 1% from 2002 to approximately 14,700 in 2003. Sales by unconsolidated licensees in India and Turkey increased (by approximately 38% in India and 6.9% in Turkey), reflecting the trend of vehicle demand in the two countries and an increase in market share in India in all market segments. Irisbus sold a total of 8,307 buses during the year, a decline of 1.5% that was primarily attributable to reduced market demand from the public sector in France and Italy. Its market share in Western Europe decreased two percentage points to approximately 25%, primarily as a result of the lower sales and the fact that market demand grew primarily in countries such as the United Kingdom where Irisbus has a relatively small presence. Iveco produced 379,000 diesel engines, or approximately 4.9% more than in 2002, reflecting an increase in sales of a new line of engines to CNH for construction and agricultural machine applications and an increase in sales to Sevel. Engine sales to customers outside the Iveco sector, including to other sectors of the Group, accounted for approximately 61% of Iveco’s sales of engines, or 3 percentage points more than in 2002.

     Iveco recorded operating income of €81 million in 2003, a decline of approximately 21% from the €102 million recorded in 2002, primarily as a result of the deconsolidation of Fraikin. Excluding the effect of these changes in the scope of consolidation, Iveco’s operating income would have declined by approximately 5%. Iveco’s operating profitability was also negatively affected by lower sales as a result of aggressive competition in Europe as well as by the appreciation of the euro, particularly against the British pound. These negative factors were only partially offset by reductions in manufacturing costs and overhead.

     Iveco’s research and development expenditures of €212 million (2.5% of net sales) decreased by 11.3% from the €239 million (2.6% of net sales) recorded in 2002. Capital expenditures decreased from €587 million in 2002 to €210 million in 2003, of which €182 million was devoted to industrial investments and €28 million related to investments in vehicle fleets for contract hire activities. The significant decrease in capital expenditures primarily reflected a decrease in investments in vehicle fleets from €331 million in 2002 to €28 million in 2003, as a result of the sale of Fraikin and its leasing activities.

     Ferrari-Maserati. Ferrari-Maserati, which we established as a separate sector for the first time in 2002 (having been previously reported as one of our “Other Companies”), recorded revenues of €1,261 million, an increase of 4.4% from the €1,208 million recorded in 2002, reflecting higher sales of Ferrari models, which were only partially offset by a reduction in sales of Maserati models and the negative effect of the appreciation of the euro. However, the sector’s operating income declined by approximately 54% from €70 million in 2002 to €32 million in 2003, largely as a result of high research and development costs for new products and the appreciation of the euro, which move than offset an improvement in the mix of Ferrari models sold. Ferrari-Maserati’s research and development expenditures of €130 million (10.3% of net sales) increased by approximately 38% from the €94 million (7.8% of net sales) recorded in 2002. Capital expenditures increased by 9.6% to €193 million in 2003.

     Components. Magneti Marelli’s revenues amounted to €3,206 million, or 2.5% less than the €3,288 million recorded in 2002. The decrease was primarily attributable to the appreciation of the euro, which was only partially offset by increased sales by the sector’s engine control unit following the introduction of a new direct injection system for diesel engines, as well as by its lighting unit, also as a result of the introduction of new products. Magneti Marelli recorded operating income of €32 million in 2003, compared to an operating loss of €16 million in 2002, with the improvement being largely attributable to cost containment measures focused on raw materials costs and overhead.

     Production Systems. Comau recorded revenues of €2,293 million in 2003, substantially in line with the €2,320 million recorded in 2002. Overall revenues from contract work were broadly in line with those of the previous year, both in Europe and in North America, as the negative impact of the depreciation of the dollar was largely offset by an acceleration in work carried out under existing contracts. Revenues from maintenance services were also largely unchanged with respect to 2002. The production systems sector posted operating income of €2 million, compared to a €101 million operating loss recorded in 2002, with the losses in 2002 reflecting significant cost overruns on several large contracts in Europe.

     Metallurgical Products. Teksid reported revenues of €844 million, or 45.2% less than the €1,539 million recorded in 2002, largely as a result of the sale in September 2002 of Teksid’s aluminum business, for which the sector recorded revenues in 2002 of €660 million prior to the sale. In addition, Teksid’s revenues in 2003 were negatively affected by adverse exchange rate developments, including the appreciation of the euro against the dollar; these negative factors were offset only partially by higher sales volumes at both the magnesium business unit, which benefited from stronger demand from the SUV segment in the United States market, and the cast iron business unit. The metallurgical products sector recorded operating income of €12 million in 2003, compared to €27 million in 2002. The decline reflected the deconsolidation in September 2002 of the aluminum business unit, which accounted for €17 million of Teksid’s 2002 operating income, as well as the adverse effects of exchange rate movements and a less favorable product mix, which were offset only in part by higher sales volumes and cost-cutting measures.

     Aviation. We divested FiatAvio as of July 1, 2003. FiatAvio’s revenues in the period prior to its sale amounted to €625 million, compared to the €1,534 million recorded in 2002. FiatAvio recorded operating income in the 2003 period of €53 million, compared to €210 million in 2002.

     Insurance. We divested Toro Assicurazioni as of May 2, 2003. Toro Assicurazioni’s revenues (equal to premiums earned) in the period prior to its sale amounted to €1,654 million, compared to the €4,916 million recorded in 2002. Toro Assicurazioni recorded income before taxes in the 2003 period of €85 million, compared to €14 million in 2002.

     Services. Business Solutions reported revenues of €1,816 million for 2003, a decrease of 7.6% from the €1,965 million recorded in 2002. This decrease was primarily attributable to the divestiture in 2003 of a majority interest in IPI S.p.A. (which had €31 million of revenues in 2002) and other minor operations, as well as an overall contraction in the services market and a strategic decision to refocus the sector’s activities on serving other Group companies. Operating income amounted to €45 million, a decrease of 32.8% from €67 million in 2002, mainly as a result of the divestitures of a majority interest in IPI S.p.A. (which generated €21 million in operating income in 2002) and other minor operations. These divestitures were offset only partially by cost-cutting measures implemented during the year.

     Publishing and Communications. Itedi’s net sales and revenues amounted to €383 million in 2003, an increase of 6.4% from the €360 million reported in 2002. The increase reflected higher advertising revenues, “brand-stretching” initiatives and sales of the weekly “Specchio,” which more than offset a decline in daily newspaper sales. The publishing and communications sector reported operating income of €10 million, as compared with an operating income of €3 million in 2002. This improvement was a result of measures to improve efficiency and rationalize costs in all business areas, margins on sales to new newspaper customers and a decline in the cost of newsprint.

     2002 Compared with 2001

     Our net sales and revenues, including changes in contract work in progress, totaled €55,649 million in 2002, with the 4.1% decrease from 2001 being primarily attributable to the automobiles sector.

     The automobiles sector recorded revenues of €22,147 million for 2002, with the decline of 9.4% from the €24,440 million reported in 2001 reflecting a 11.1% decrease in unit sales, which fell to total of 1,860,000 automobiles and light commercial vehicles. CNH recorded revenues of €10,513 million in 2002, with the decrease of 2.4% from 2001 being primarily attributable to the appreciation of the euro against the dollar. Iveco recorded revenues of €9,136 million in 2002, with the increase of 5.6% over 2001 being primarily attributable to the sector’s consolidation of Irisbus. Excluding the effect of Irisbus, Iveco’s revenues would have declined slightly, notwithstanding a 0.9% increase in unit sales. Ferrari, which is being reported as a separate sector for the first time in 2002, recorded revenues of €1,208 million in 2002, with the 14.2% increase over 2001 being primarily attributable to higher sales of its Maserati models following the re-introduction of the brand in North America during the year.

     The revenues and operating income recorded by each of our sectors prior to eliminations are summarized in the table of “Operating Results by Sector” in Item 4 and analyzed in the more detailed sector-by-sector discussion appearing below.

     In 2002, we posted an operating loss of €762 million, as compared with operating income of €318 million recorded in 2001. The difference was primarily attributable to Fiat Auto, which reported an operating loss of €1,343 million, more than double that recorded in 2001. The production systems and components sectors also recorded negative operating results for the year, as did our “Other Companies”. The negative impact of these losses on our results was partially offset by positive operating results at each of our other sectors.

     We reported net financial expenses of €671 million in 2002, as compared to €680 million in 2001. The decrease of 1.3% reflected lower market interest rates, of which the positive effects on our borrowing costs were largely offset by higher spreads that reflected recent downgrades and market concerns over our financial performance. The total also reflected a decrease in our investment income from €264 million in 2001 to €156 million in 2002, which was primarily attributable to lower tax credits on dividends from unconsolidated investments.

     Total adjustments to our financial assets amounted to a loss of €881 million in 2002, as compared to a loss of €494 million in 2001. The increase of 78.3% was largely attributable to increased losses incurred by companies in which we have a minority interest, including Italenergia Bis S.p.A., where our share of the loss amounted to €211 million (€34 million in 2001 for Italenergia S.p.A.), and Capitalia S.p.A., where our share of the loss amounted to €124 million (income of €21 million in 2001). The overall results also included €140 million in writedowns of financial receivables and securities (€121 million in 2001), reflecting lower stock market prices.

     We reported total extraordinary income and expenses equal to net expenses of €2,503 million in 2002, as compared with net income of €359 million in 2001. Extraordinary income totaled €1,235 million in 2002, of which €1,081 million was attributable to gains on disposals of investments and other fixed assets. The most significant of these were the gains realized on the sale of 34% of Ferrari S.p.A. (€714 million, or €671 million net of the costs associated with the transaction, which were classified as non-operating expenses), the sale of 14% of Italenergia Bis S.p.A. (€189 million), the sale of our interest in Europ Assistance Holding S.A. (€83 million), the sale of a 50% interest in our

Targasys S.r.l. mobility service unit (€36 million) and the sale of the aftermarket operations of Magneti Marelli (€26 million).

     In 2001, when our aggregate capital gains on divestitures totaled €1,515 million, the most significant transactions were the sale of Fenice S.p.A. (€481 million), the sale of the climate control systems division of Magneti Marelli (€329 million), the contribution of Fiat Energia S.p.A. to Italenergia (€255 million), the contribution of ITS and GSA in connection with the establishment of the Global Value Services joint venture (€165 million), the sale of the remaining 49% stake in Alstom Ferroviaria (formerly Fiat Ferroviaria) (€107 million), and the contribution of the Savarent business to Leasys S.p.A. (€71 million). They also included gains recorded on the sale of shares of Banca di Roma S.p.A. (€20 million), and of the Italian holding company H.d.P. S.p.A. (€16 million).

     Other extraordinary income of €146 million (€79 million in 2001) was primarily attributable to the release of reserves maintained by individual companies of the Group that proved to be in excess of requirements.

     Our extraordinary expenses totaled €3,738 million in 2002 (as compared to €1,286 million in 2001). The primary components of the total for 2002 were:

•	€1,239 million in losses on disposals of investments and other fixed assets of which the most significant losses were incurred on: the sale at current market prices of the General Motors shares the Group had acquired in connection with the formation of the industrial alliance (€1,049 million), the sale of the electronic systems business unit of Magneti Marelli (€150 million, of which €36 million arose at the time of sale and €114 million from post-sale price adjustments and other settlement payments), the sale of the aluminum business unit of Teksid (€24 million, or a total of €100 million including the net provisions and expenses associated with the sale, which were classified as other extraordinary expenses).

•	€1,026 million in restructuring expenses and provisions, analyzed in more detail above.

•	€968 million in extraordinary expenses and provisions, of which €317 million related to Fiat Auto (primarily for charges recorded by the sector in connection with the spare parts distribution structure, commercial disputes and claims with suppliers and dealers, hail and flood-damage costs and provisions for other charges relating mainly to the impairment of certain assets and investments); €199 million related to Iveco (primarily reserves created with regard to changes in the sector’s commercial policies and pension programs), €99 million related to Teksid (primarily in respect of charges arising in connection with the sale of its aluminum business unit), €135 million related to Business Solutions (primarily in respect of an impairment charge on investments in the telecommunications area and real estate), and €111 million related to Fiat S.p.A. and our “Other Companies” (primarily incidental charges associated with the sale of 34% of Ferrari S.p.A. and those related to environmental clean up activities with regard to disposed of facilities).

•	€426 million of writedowns in the value of other assets to reflect revised estimates of future cash flows in light of changes in market prospects and new business plans; of this total, €235 million related to Iveco (primarily the writedown in the goodwill attributed to Iveco’s Fraikin leasing unit, as calculated on the basis of the agreement for the sale of that unit), €82 million related to Comau (primarily a writedown in the goodwill attributed to the PICO operations), and the remaining €46 million related to Teksid (primarily a writedown in the value of a Mexican facility).

•	Taxes related to prior years amounted to €79 million in 2002 (€18 million in 2001) and included €56 million for tax amnesty costs estimated by the companies operating in Italy.

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

     As a result, our net result before minority interest was a loss of €4,263 million in 2002, as compared with loss before minority interest of €791 million in 2001. Our net loss amounted to €3,948 million, as compared with net loss of €445 million in the previous year. As a result, earnings per ordinary share on an Italian GAAP basis were equal to a net loss per share of €6.66 in 2002, as compared with net loss per share of €0.84 in 2001.

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

Revenues from Sales of Equipment	2002	2001
(U.S. GAAP)	(in millions of euros)
Agricultural Equipment	€6,782	€6,780
Construction Equipment	3,098	3,300

TOTAL	€9,880	€10,082
	(in millions of dollars)
Agricultural Equipment	$6,405	$6,073
Construction Equipment	2,926	2,957

TOTAL	$9,331	$9,030

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

Revenues from Sales of Equipment	2002	2001
(U.S. GAAP)	(in millions of euros)
North America	€4,383	€4,686
Western Europe	3,512	3,537
Latin America	676	655
Rest of the World	1,309	1,204

TOTAL	€9,880	€10,082
	(in millions of euros)
North America	$4,140	$4,197
Western Europe	3,317	3,168
Latin America	638	587
Rest of the World	1,236	1,078

TOTAL	$9,331	$9,030

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

     Commercial vehicles. In 2002, Iveco’s revenues totaled €9,136 million, an increase of 5.6% from the €8,650 million recorded in 2001. The increase was entirely attributable to the to the sector’s increased interest in Irisbus, as revenues declined slightly on a comparative consolidation basis.

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

     Ferrari. Ferrari, which was established as a separate sector for the first time in 2002 (having been previously reported as one of our “Other Companies”), recorded revenues of €1,208 million, an increase of 14.2% from the €1,058 million recorded in 2001. The sector’s operating income also improved by 12.9% from €62 million in 2001 to €70 million in 2002. The increases in both measures were primarily attributable to a doubling of shipments by Maserati following its reintroduction into the North American market, as well as to improved price positioning for Ferrari models.

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

     Insurance. The revenues of our insurance sector (equal to premiums earned) declined by 10.0%, from €5,461 million in 2001 to €4,916 million in 2002. Non-life insurance premiums increased by more than 5.0%, while life insurance premiums decreased by approximately 21.0%. The sector’s income before taxes of €14 million in 2002 was down sharply from the €220 million recorded in 2001, as Toro’s results were negatively effected by the unsettled conditions in the financial markets. Declines in market value reduced the value of the sector’s equity and investment portfolio by approximately €220 million, while permanent writedowns in an aggregate amount of approximately €200 million were taken on the sector’s strategic investments in Fiat S.p.A. and Capitalia S.p.A. The negative effect of these factors on the sector’s income were more than offset by the positive impact of a marked improvement in the claims-to-premiums ratio made possible by ongoing programs launched in recent years to improve the quality of and rebalance the underwriting portfolio, a decline in the rate of claims that was greater than the overall decrease experienced by the Italian market, improvements in investment income and gains of approximately €120 million earned on the sale of real estate assets.

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

Effect of Inflation

     Management believes that the impact of inflation was not material to our net sales and revenues, operating result or consolidated net income (loss) in the years ended December 31, 2003, 2002 and 2001.

U.S. GAAP Reconciliation

     Our consolidated net losses determined in accordance with U.S. GAAP would have been €2,869 million, €3,832 million and €837 million for the years ended December 31, 2003, 2002 and 2001, respectively, as compared with net losses of €1,900 million, €3,948 million and €445 million, respectively, for the same periods, as determined under Italian GAAP. For a more detailed discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to our consolidated net income (loss) and stockholders’ equity, see Note 24 to the Consolidated Financial Statements included in Item 18.

     The net loss for the year ended December 31, 2003, under U.S. GAAP was €969 million higher than the loss reported under Italian GAAP due to the net effects of:

•	lower U.S. GAAP capital gains on disposals of €580 million, caused by differences between the U.S. GAAP value of the assets disposed of and the corresponding Italian GAAP amounts; such differences were due primarily to differences in accounting for goodwill and, for Toro Assicurazioni, insurance reserves;

•	higher U.S. GAAP income from derivative instruments of €457 million; the largest single component of this difference being attributable to the valuation at market of the total return equity swap on General Motors shares, which is treated as an off-balance sheet item under Italian GAAP;

•	higher U.S. GAAP operating costs for €217 million related to certain start-up, capital increase and development costs which are deferred and amortized for Italian GAAP but expensed when incurred for U.S. GAAP;

•	the elimination of goodwill amortization recorded under Italian GAAP but not required under U.S. GAAP of €178 million;

•	higher U.S. GAAP restructuring charges of €139 million, representing amounts which had been recorded in prior periods for Italian GAAP;

•	higher deferred income tax expense of €438 million, due primarily to higher valuation allowances provided against deferred tax assets under U.S. GAAP;

•	deferred revenue recognition under U.S. GAAP of €133 million, related primarily to sales recorded under Italian GAAP for which certain risks and rewards are retained by the seller, such as vehicle sales where the customer has options to return the vehicle at a future date for a guaranteed repurchase price;

•	other differences which increased the U.S. GAAP net loss by a net amount of €97 million, due primarily to differences in accounting for depreciation of revalued tangible fixed assets, pensions and post-retirement benefits and other minor differences, net of the tax effects of reconciling items.

     The net loss for the year ended December 31, 2002, under U.S. GAAP was €116 million lower than the loss reported under Italian GAAP, after a charge for a change in accounting principle of €586 million arising on first time application of SFAS No. 142. In the aggregate, the remaining differences had a positive effect on the U.S. GAAP net loss of €470 million due to the net effects of:

•	a lower U.S. GAAP loss on disposal of investments of €358 million, related to a difference in the carrying value of the General Motors shares sold at the end of that year which originated in the year of acquisition (2000);

•	elimination of goodwill amortization recorded under Italian GAAP but not required under U.S. GAAP (€254 million) and other differences in goodwill impairment charges arising from adoption of SFAS 142 (€124 million).

•	higher U.S. GAAP losses of €197 million due to the differences in accounting for the transfer of a 14% shareholding in Italenergia to other shareholders;

•	elimination of write-downs of treasury stock of €107 million, which are charged to income under Italian GAAP but to a stockholders’ equity account under U.S. GAAP;

•	other differences which increased the U.S. GAAP loss by a net amount of €176 million, due primarily to differences similar in nature to those described above for 2003.

     The net loss for the year ended December 31, 2001, under U.S. GAAP was €392 million higher than the loss reported under Italian GAAP, due to the net effects of:

•	higher U.S. GAAP losses of €164 million due to the deferral of margins on certain transactions which were recognized as sales under Italian GAAP on the passage of legal title but accounted for as financing transactions or as operating leases under U.S. GAAP until the risks and rewards of ownership are effectively transferred;

•	higher U.S. GAAP restructuring charges of €172 million, representing amounts which had been recorded in prior periods for Italian GAAP;

•	other differences that increased the U.S. GAAP loss by a net amount of €56 million, due primarily to items similar in nature to the other items identified above for 2003 and 2002.

     Stockholders’ equity determined in accordance with U.S. GAAP would have been €5,626 million and €6,694 million at December 31, 2003 and 2002, respectively, as compared with €6,793 million and €7,641 million, respectively, under Italian GAAP.

     The reduction in stockholders’ equity under U.S. GAAP as compared with Italian GAAP as of December 31, 2003 amounted to €1,167 million (€947 million as of December 31, 2002) and was the result of:

•	lower U.S. GAAP fixed asset values of €252 million (€251 million as of December 31, 2002) due to the elimination of fixed asset revaluations recorded under Italian GAAP;

•	higher U.S. GAAP goodwill amounts for €498 million (€644 million as of December 31, 2002) related to differences in accounting for goodwill recognition, amortization and impairment;

•	higher U.S. GAAP pension and post-retirement benefit liabilities of €420 million (€487 million as of December 31, 2002) due primarily to recognition of minimum pension liabilities as a deduction from U.S. GAAP equity;

•	lower U.S. GAAP equity of €633 million (€558 million as of December 31, 2002) due to differences in the timing of margin and gain recognition under U.S. GAAP as compared with Italian GAAP;

•	higher U.S. GAAP equity of €514 million due to differences in the valuation criteria for derivative instruments (€432 million) and available-for-sale and other financial instruments (€82 million); as of December 31, 2002, such valuation differences resulted in lower equity for a total of €378 million, of which €133 million related to derivative instruments and €245 million to other financial instruments;

•	lower U.S. GAAP intangible fixed assets of €492 million (€218 million as of December 31, 2002) due to differences in accounting for start-up and other costs (including capital increase expenses) which are deferred and amortized under Italian GAAP;

•	lower U.S. GAAP deferred tax assets of €376 million (€5 million as of December 31, 2002) due primarily to differences in the criteria for determination of valuation allowances and the tax effects of the taxable U.S. GAAP adjustments;

•	lower U.S. GAAP restructuring reserves of €176 million (€345 million as of December 31, 2002) due to differences in the timing of recognition of restructuring costs; and

•	lower U.S. GAAP equity of €182 million due to other less significant differences; at December 31, 2002, such other differences included the net effects of lower U.S. GAAP insurance reserves of €320 million and reductions of equity for treasury stock of €253 million and other minor items of €106 million.

Liquidity and Capital Resources

     Cash and marketable securities are our most liquid assets. As indicated in the table below, at December 31, 2003, we had cash of €3,211 million, roughly in line with the €3,489 million recorded on our balance sheet at the end of 2002. See “ — Cash Flow Analysis” below for a detailed discussion of our cash flows in 2003. However, at December 31, 2003, we had marketable securities (financial assets not held as fixed assets, comprising mainly short-term bonds and commercial paper and highly rated bank liquidity funds, net of securities held by Group-owned insurance companies to cover policy liabilities and accruals) of €3,789 million, compared to a total €1,507 million at the end of 2002. Accordingly, the total amount of our most liquid assets increased by approximately €2 billion, reaching approximately €7 billion at December 31, 2003. This positive trend was also reflected in the improvement of our net financial position (cash, marketable securities and finance receivables, less financial payables comprising short-, medium- and long-term debt), a non-GAAP measure of liquidity that our lending banks use to monitor our performance and for which targets are set under our main loan agreements, as its negative net balance was reduced by €752 million, from €3,780 million at December 31, 2002 to €3,028 million at year-end 2003.

     The following table details our net financial position as at the end of each of the three most recent years and provides a reconciliation of this non-GAAP measure to “cash,” the most directly comparable GAAP measure appearing in our consolidated statements of cash flows. It also details our calculation of marketable securities. The parenthetical references to Notes following particular line items in the table are to the specific Notes to our Consolidated Financial Statements included in Item 18, where these line items are presented in greater detail.

	At December 31,
	2003	2002	2001
	(in millions of euros)
Cash (Note 7)	€3,211	€3,489	€2,133
Financial assets not held as fixed assets — Other securities (Note 6)	3,845	6,769	6,355
Securities held by insurance to cover policy liabilities and accruals (*)	(56)	(5,262)	(4,355)

Marketable securities	3,789	1,507	2,000
Amounts due from stockholders for shares subscribed but not called	—	1	1
Financial fixed assets — Receivables (Note 3)	29	47	55
Financial fixed assets — Assets leased (Note 3)	1,797	2,947	3,367
Financial assets not held as fixed assets — Financial receivables (Note 6)	10,750	18,411	21,263

Financial receivables and investments in leases	12,576	21,406	24,686
Financial accrued income (Note 8)	301	543	560
Financial deferred income (Note 13)	(363)	(1,135)	(2,057)

Total financial assets	19,514	25,810	27,322
Short-term debt (Note 12) (**)	(6,616)	(8,310)	(14,408)
Medium-and long-term debt (Note 12) (**)	(15,418)	(20,613)	(18,289)
Financial accrued expenses (Note 13)	(593)	(785)	(797)
Financial prepaid expenses (Note 8)	85	118	137

Total financial liabilities (Gross indebtedness) (**)	(22,542)	(29,590)	(33,357)
Group’s net financial position	€(3,028)	€(3,780)	€(6,035)

(*)	For the year 2002 and 2001, the amounts shown are derived from the consolidated financial statements of Toro Assicurazioni and Neptunia Assicurazioni Marittime S.A. For 2003, the amount shown is related to Neptunia Assicurazioni Marittime S.A. and reported in our Consolidated Financial Statements under “Other companies”.

(**)	The “Total financial liabilities” presented in this table are equivalent to our “gross indebtedness,” a non-GAAP measure which we discuss below in "— Capital Resources”, and for which a separate reconciliation to “Total financial payables,” the most nearly comparable Italian GAAP measure, is provided. For purposes of this table, we have broken “Total financial payables” down into separate short-term and medium- and long-term components to provide additional information about the nature of our liabilities.

     At December 31, 2003, we were in compliance with the target for net financial position set under our €3 billion mandatory convertible loan, which requires that our negative net financial position not exceed €3.6 billion (€3 billion plus an allowed margin of 20%). For purposes of the convertible loan agreement, the calculation of net financial position excludes our €1.15 billion loan arranged by Citigroup described in “—Capital Resources” below; this loan is included in the medium- and long-term debt presented in the table above.

Cash Flow Analysis

     In 2003, our cash flows, as set forth in our consolidated statement of cash flows, were as follows:

     Net Cash Used in Operating Activities. Cash used in operating activities in 2003 totaled €1,947 million (compared with net cash provided by operating activities of €1,053 million provided in fiscal 2002). The single largest factor affecting cash flow from operations was our €1,948 million net loss. Other factors affecting our operating cash flows included:

•	amortization and depreciation totaling €2,269 million (€2,614 million in 2002);

•	net gains from divestitures of €1,873 million (net losses of €124 million in 2002), which were deducted from operating cash flows to reflect the fact that they are accounted for as cash provided by investing activities;

•	net writedowns of equity investments and expenses for impairment that did not involve cash outlays of €177 million and €424 million, respectively (€525 million and €991 million in 2002);

•	changes in deferred income taxes, funds, reserves, and others that resulted in a use of cash in the amount of €124 million (€766 million in cash used in 2002); and

•	an increase in working capital (the sum of trade receivables, net inventories, trade payables, and other payables, receivables, accruals and deferrals), that resulted in a use of cash in an amount of €872 million (a decrease in working capital that provided cash in the amount of €1,828 million in 2002).

     The increase in working capital primarily reflected higher inventories (which used cash of €389 million in 2003, compared to cash provided of €1,325 million in 2002), resulting from an increase in Fiat Auto’s stock connected with the introduction of new models in the second half of the year, and a lower negative balance of other receivables/payables (which used cash of €614 million in 2003, compared to cash provided of €184 million in 2002). This change is mainly attributable to higher receivables from the tax authorities and to our reimbursement to the CAV.TO.MI Consortium of cash collateral of €250 million paid to us in 2002 in anticipation of contractual suretyships issued in 2003 in connection with our role as general contractor for the Treno Alta Velocità project.

     Net Cash Provided by Investing Activities. Cash flow generated by investing activities was €2,897 million in 2003, compared with €2,096 million generated in fiscal 2002. Investment flows during the year were driven primarily by gains on disposals of assets and equity investments that, net of acquisitions of equity investments, totaled €3,955 million (net of the cash of companies that were sold or acquired), compared with a positive balance of €2,668 million in 2002. A net reduction in financial receivables, which reflected a decrease in financings granted to associated companies as well as a reduction in our portfolio of activities as a result of divestitures, generated €1,146 million in available funds, as compared with €2,456 million in available funds generated in 2002. Other changes, equal to €3,226 million in fiscal 2003, mainly reflect the repayment of financings disbursed by our centralized cash management function to companies that are no longer included in the scope of consolidation (principally Fidis Retail Italia). The principal applications of funds during the year consisted of:

•	€2,011 million in fixed assets (€2,771 million in 2002), including investments in vehicles to be leased on a long-term basis for €358 million (€844 million in 2002). A significant portion of the decrease is attributable to the sale of Fraikin (long-term commercial vehicle leasing business) and our aviation sector.

•	€3,065 million in securities acquired as temporary and liquid investments of cash available mainly as a result of the significant divestitures made during the course of 2003.

     The following table summarizes our capital expenditures by geographical area for each of the years indicated:

	Year ended December 31,
	2003	2002	2001
	(in millions of euros)
Europe	€1,723	€2,225	€2,545
North America	138	313	555
Mercosur	120	150	249
Other areas	30	83	89

Total	€2,011	€2,771	€3,438

     We incurred these capital expenditures to acquire property, plant and equipment necessary to introduce and manufacture new products, enhance manufacturing efficiency and further environmental and safety programs, as well as for long-term leasing services for automobiles, commercial vehicles, and agricultural and construction equipment.

     Net Cash Used in Financing Activities. Cash flow used in financing activities was €1,228 million in 2003, as compared with €1,793 million provided by such activities in 2002. The use of cash flows was mainly attributable to the repayment of borrowings, net of new borrowings, that amounted to €4,189 million, as compared to net new borrowings of €2,655 million in 2002, and includes as a result of a reclassification of payables an amount of €1,765 million with respect to the exchangeable bonds, which we reclassified as payables due within one year because of the put option exercisable in July 2004, three years ahead of scheduled maturity. In June 2004, investors holding nearly all of the outstanding exchangeable bonds exercised this put option. See “— Capital Resources” below. The repayment in net borrowings in 2003 was partially offset by an increase in our short-term borrowings of €1,134 million, following a reduction of €5,358 million in 2002, with the increase in 2003 reflecting the reclassification of the exchangeable bond as short-term debt. The decrease in short-term borrowings in 2002 reflected a number of measures we took to extend the maturity profile of our indebtedness, including the execution of the €3 billion convertible loan in May 2002. The capital increase at Fiat S.p.A. in August 2003 generated an aggregate increase of €1,860 million in cash provided by financing activities in 2003, compared to the €1,215 million generated by capital increases at Fiat S.p.A. and at CNH in 2002.

  Capital Resources

     The cash flows, funding requirements and liquidity of Group companies are managed on a standard and centralized basis, under the control of the Central Treasury. This centralized system is aimed at optimizing the efficiency and effectiveness of our management of capital resources. It also guarantees the efficiency and security of treasury management processes.

     Fiat Group companies participate in a group-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of all Group companies are aggregated at the end of each business day to central pooling accounts.

     The Central Treasury guarantees to the Group high levels of professional financial and systems expertise, and in the performance of its activities, it provides both services and consulting to our business sectors.

     The following table details our calculation of gross indebtedness and net indebtedness as at the end of each of the three most recent years and provides a reconciliation of these non-GAAP measures to “Total financial payables,” a component of total payables as set forth in our consolidated balance sheet (see Note 12 to our Consolidated Financial Statements included in Item 18), the most directly comparable Italian GAAP measure. The parenthetical references to Notes following particular line items in the table are to the specific Notes to our Consolidated Financial Statements included in Item 18, where these line items are presented in greater detail.

	At December 31,
	2003	2002	2001
	(in millions of euros)
Total financial payables (Note 12)	€(22,034)	€(28,923)	€(32,697)
Financial accrued expenses (Note 13)	(593)	(785)	(797)
Financial prepaid expenses (Note 8)	85	118	137

Gross indebtedness	€(22,542)	€(29,590)	€(33,357)
Cash (Note 7)	€3,211	€3,489	€2,133
Marketable securities(*)	3,789	1,507	2,000
Net indebtedness	€(15,542)	€(24,594)	€(29,224)

(*)	Please see “—Liquidity and Capital Resources” above for more information on our marketable securities.

     At December 31, 2003, we had total financial payables of €22,034 million, compared to €28,923 million at year end 2002, with the decline of €6,889 million being attributable primarily to the effect of the deconsolidation of certain businesses, primarily Fidis Retail Italia, which accounted for €3,836 million of the change. The mandatory convertible loan also requires that our “gross indebtedness”, as calculated pursuant to the agreement, be no greater than €28.3 billion (€23.6 billion plus an allowed margin of 20%). For these purposes, “gross indebtedness” is equal to our total financial payables minus financial accrued and financial prepaid expenses.

     Our net indebtedness (calculated as our total financial payables minus financial accrued expenses and financial prepaid expenses, less cash and marketable securities) at December 31, 2003, amounted to €15,542 million, compared to €24,549 million at the end of 2002, showing a reduction of €9.1 billion, primarily reflecting the effect of the deconsolidation of Fidis Retail Italia and other businesses, as well as the increase in cash and marketable securities during the year discussed above. Management believes net indebtedness is an effective measure for analyzing the Group’s debt and managing its liquidity, as it reflects the residual indebtedness we would have should all of our available liquid assets be applied to the repayment of debt.

     At December 31, 2003, we had more than €2,000 million in unused committed lines of credit available, primarily in U.S. dollars. The equivalent figure at December 31, 2002 was approximately €3,700 million, with the reduction primarily reflecting the maturity of a $1 billion syndicated credit line, as well as the appreciation of the euro against the dollar and other currencies in which certain of the lines are denominated. We also had aggregate borrowings from banks of €9,384 million at December 31, 2003. This amount includes, among other borrowings, the €3 billion mandatory convertible facility and the approximately €1.15 billion loan arranged by Citigroup and secured by our agreements with EDF as part of the Italenergia Bis transaction. See Item 4. “Information on the Company — Introduction — Strategies and Programs” and Note 12 to the Consolidated Financial Statements included in Item 18 for additional information on these loans.

     We have short-term borrowing and commercial paper programs in certain countries in which we operate. As of December 31, 2003 and 2002, the total amount outstanding under these programs was approximately €216 million and €177 million, respectively. Our short-term rating from Moody’s is currently “Not Prime”, and is “B” from each of Standard & Poor’s and Fitch Ratings.

     The commercial paper program of New Holland Credit Company ($1.5 billion) and our Canadian commercial paper program (C$750 million) were cancelled in October 2003 and February 2004, respectively.

     We also have a global medium-term note program, which had a total authorized amount of €15 billion at December 31, 2003, of which approximately €7 billion and €8.5 billion was outstanding at December 31, 2003 and 2002, respectively. The issuers under the program are Fiat Finance & Trade Ltd. S.A. (for an amount outstanding, at December 31, 2003, of €6,824 million), Fiat Finance North America Inc. (€148 million) and Fiat Finance Canada Ltd. (€81 million). All of these issuances are guaranteed by Fiat S.p.A., which is currently rated Ba3 by Moody’s , BB- by Standard & Poor’s and BB by Fitch Ratings.

     In addition, we had other debt securities outstanding in an aggregate amount of €4,322 million at December 31, 2003, including:

•	3.75% notes due March 31, 2004, issued by Fiat Finance & Trade Ltd. S.A. and guaranteed by Fiat S.p.A. in amount outstanding of €936 million; these notes were repaid in full on the maturity date.

•	40 billion yen principal amount (equivalent to €296 million) of 1.5% notes due June 27, 2005, issued by Fiat Finance & Trade Ltd. S.A. and guaranteed by Fiat S.p.A.

•	$1,050 million principal amount (equivalent to €831 million) 9.25% notes due August 1, 2011, issued by CNH during the third quarter of 2003, under an indenture containing certain standard restrictive covenants for high-yield securities.

•	Other notes issued by CNH’s subsidiaries Case LLC. and Case Credit Corp. with an aggregate amount outstanding of $624 million (equivalent to €494 million).

•	$2,229 million (equivalent to €1,765 million) 3.25% notes due January 9, 2007, exchangeable into shares of General Motors issued by Fiat Finance and Trade Luxembourg S.A. and guaranteed by Fiat S.p.A. As of May 26, 2004, there were $1,689 million of these notes outstanding following our repurchase on the market and cancellation of $540 million in principal amount of notes in early 2004. From May 26, 2004, through June 17, 2004, noteholders had the right to request that we redeem their securities for cash at face value, for payment on July 9, 2004. During that period investors requested repayment of $1,672 million in principal amount of outstanding notes, which we expect to fund using available cash. As a result, only $17.2 million of the exchangeable bonds will remain outstanding.

     In May 2004, CNH’s wholly owned subsidiary Case New Holland Inc. completed an offering of $500 million of 6% senior notes due June 1, 2009. The offering was not registered under the Securities Act. Net proceeds to the issuer were approximately $474 million.

     As discussed in more detail in Note 12 to the Consolidated Financial Statements included in Item 18, the majority of the Group’s indebtedness contains standard commitments on the part of the issuer and, in some cases, by Fiat, as the guarantor, including in certain instances negative pledges or cross-default clauses, but not ratings triggers or financial ratio targets. In addition, the high-yield bonds issued by Case New Holland Inc. contain financial covenants restricting, among other things, the ability of the issuer and certain companies of the CNH group to secure new debt, conclude sale and leaseback transactions, sell certain fixed assets. The indenture governing this indebtedness also includes financial covenants imposing a maximum limit on further indebtedness by the CNH group companies which can not exceed a specific ratio of cash flows to dividend payments and financial expenses. These covenants are subject to various exceptions and limitations, and certain of these restrictions fall away in the event the bonds, currently rated below investment grade, are assigned an investment-grade rating by Standard & Poor’s Rating Services and/or Moody’s Investors Service.

     For more information on our outstanding indebtedness, see Note 12 and Note 24 to the Consolidated Financial Statements included in Item 18.

     We also sell certain of our finance, trade and tax receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives. See “—Concentrations of Credit Risk” below. At December 31, 2003 and 2002, outstanding receivables sold with recourse were €2,203 million and €2,518 million, respectively, including €2,144 million of trade receivables and other receivables (€2,505 million at December 31, 2002) and €59 million of financial receivables (€13 million at December 31, 2002). The total volume of receivables sold with recourse during the course of 2003 amounted to €15,341 million, as compared with a total of €20,743 million in 2002. We also securitize and sell certain trade and financial receivables without recourse. In 2003 and 2002, the amount of receivables sold or securitized without recourse with maturity dates beyond year-end was €9,852 million and €13,794 million, respectively. Receivables sold or securitized without recourse at December 31, 2003, include €4,638 million of trade receivables and other receivables (€4,537 million at December 31, 2002) and €5,214 million of financial receivables (€9,257 million at December 31, 2002). The sale of financial receivables is executed primarily through securitization transactions and involves mainly accounts receivables from the final (retail) customers and from the network of dealers of our financial services companies. The total volume of receivables sold or securitized without recourse was €33,298 million in 2003 (€30,502 million in 2002). For additional details on our securitization programs, see Note 24(l) to the Consolidated Financial Statements included in Item 18.

  Future Liquidity

     We have adopted formal policies and decision-making processes aimed at optimizing our overall financial situation and the allocation of financial funds, cash management processes and financial risk management. In 2003, we continued to take opportunities where they arose to engage in financing transactions aimed at extending the average maturity of our debt and strengthening our overall financial structure.

     The most significant new financing carried out by a Group company in 2003 was the issuance during the third quarter by Case New Holland Inc., a wholly owned subsidiary in the agricultural and construction equipment sector, of $1.05 billion of 9.25% senior notes due 2011. Our other main sources of financing in 2003 were the €1,860 billion capital increase of Fiat S.p.A. in August, and the divestitures carried out during the year.

     Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce cash flow from operations and would impair the ability of our dealers and retail customers to meet their payment obligations. Increased supplies of used cars, trucks and equipment may affect resale prices and result in decreased cash flows. Any further reduction of our credit ratings would increase the cost of funding and potentially limit our access to these and other sources of financing.

     Notwithstanding the current difficult market conditions, management believes that funds available under our current liquidity facilities (including loan agreements and lines of credit), those realized under existing and planned asset-backed securitization programs and those expected from the disposal of assets and investments will allow the Group to satisfy its working capital and debt service requirements through the end of 2004.

     Off-Balance Sheet Arrangements

     We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees, indemnification agreements, the sale of receivables and other arrangements under which we have or may have continuing obligations. Our arrangements in each of these categories are described in more detail below. For additional information, see Note 24(l) to the Consolidated Financial Statements included in Item 18.

     Financial guarantees. Our financial guarantees require us to make contingent payments upon the occurrence of certain events [or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party]. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us, as well as indirect obligations, under which we have agreed to provide the funds necessary for another party to satisfy an obligation.

     At December 31, 2003, we had granted guarantees totaling €6,430 million (€5,642 million at December 31, 2002), including:

•	suretyships totaling €3,060 million (€1,638 million at December 31, 2002). Of these suretyships, €1,175 million related to supplemental guarantees provided in connection with notes issued by a former finance subsidiary of Fiat Auto to finance its retail financing activities, which subsidiary was contributed to Fidis Retail Italia. These guarantees had previously been eliminated from our consolidated financial statements as intragroup transactions. Fiat considers its potential exposure under these supplemental guarantees to be remote, as payments on the underlying receivables is covered by insurance or the right to repossess the financed vehicles. Our other suretyships at year end are mainly related to guarantees granted by our operating companies as performance bonds in connection with contract work in progress, guarantees to tax authorities associated with value-added tax, customs duty and other tax-related liabilities and suretyships granted in connection with financial obligations of associated companies.

•	Other unsecured guarantees of €3,075 million (€3,373 million at December 31, 2002), including commitments of approximately €2,203 million with respect to receivables sold with recourse, as described under “— Liquidity and Capital Resources” above. Our remaining obligations in this category included guarantees to fiscal authorities of the types discussed above and other financial obligations.

     Indemnities. Fiat S.p.A. and other Group companies have provided indemnities to purchasers in connection with the asset divestitures carried out in 2003 and prior years, with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These indemnities primarily relate to potential liabilities arising from contingent liabilities in existence at the time of the sale, as well as breach of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. As of December 31, 2003, our potential obligations with respect to these indemnities were approximately €850 million, compared to approximately €100 million at December 31, 2002. We have provided certain other indemnifications that do not limit potential payment; we are unable to estimate a maximum amount of potential future payments that could result from claims made under these indemnities. See Note 24(t.vi) to the Consolidated Financial Statements included in Item 18.

     Retained or contingent interests. As described in “— Critical Accounting Policies” above, we have a retained interest in certain of our finance, trade and tax receivables that we have sold to third parties without recourse in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives. See “— Capital Resources” above and Note 24(l) to the Consolidated Financial Statements included in Item 18 for a detailed description of these transactions.

     Sale-leaseback transactions. The Group has in the past entered into certain real estate sale and leaseback transactions, relating primarily to commercial and certain non-strategic industrial properties. These leases expire between 2006 and 2020. We made aggregate rental payments in connection with these contracts in 2003 of approximately €23 million. See Note 24(i) to the Consolidated Financial Statements included in Item 18.

     Derivative instruments. We do not hold or issue derivative financial instruments for trading purposes. However, in 2003, certain of the derivatives we held were not eligible for hedge accounting under Italian GAAP or other applicable accounting principles. In particular, in December 2002, we entered into a “total return equity swap” with Merrill Lynch with respect to General Motors shares in order to hedge risk associated with our $2.2 billion bond issue exchangeable into General Motors shares. See Notes 14 and 24(k.iii) to the Consolidated Financial Statements in Item 18 for additional information on the characteristics and accounting treatment of this equity swap. During the first four months of 2004, we exercised our right to terminate this equity swap. In a related transaction, we repurchased on the market $540 million in principal amount of the exchangeable bonds, which we then cancelled. To hedge our exposure under the approximately $1.7 billion in exchangeable bonds still outstanding following these transactions, we purchased call options on General Motors shares. Together, these 2004 transactions resulted in a pre-tax gain for us of approximately $380 million. See Item 4. “Information on the Company — Introduction — Recent Developments”. In June 2004, investors holding $1,672 million in principal amount of the outstanding exchangeable bonds exercised their right to require us to redeem their bonds for cash at face value in July 2004. See “— Capital Resources” above.

     In addition, in 2003, we also entered into an equity swap with Société Générale with respect to Fiat ordinary shares in connection with 10 million of approximately 13.4 million stock options (exercisable for one ordinary share each) awarded to Giuseppe Morchio, then our chief executive officer, in 2003, to hedge the risk of a significant increase in the price of the shares over the exercise price of the options of €5.623 per share. The cash-settled equity swap, which expires on August 31, 2004, has a reference price of €6.173 per share. See Note 14 to the Consolidated Financial Statements included in Item 18. Most of the stock options awarded to Mr. Morchio expired upon his resignation in May 2004. See Item 6. “Directors, Senior Management and Employees — Compensation of Directors and Senior Management.”

     Variable Interests. In 2001, we participated with a specialist logistics operator and other financial investors in the formation of Società di Comercializzazione e Distribuzione Ricambi S.p.A. (“SCDR”), a company whose principal activity is the purchase of spare parts from Fiat Auto for sale to end customers. Our investment in SCDR represents 19% of SCDR’s capital and is accounted for in our Italian GAAP financial statements under the equity method. In its balance sheet as of December 31, 2003, SCDR recorded inventories for €820 million purchased from Fiat Auto and bank loans for €407 million, the latter of which are secured by SCDR’s inventories and receivables. Fiat Auto has committed to indemnify SCDR against any losses that could occur in the event that inventory purchased through December 31, 2003, is scrapped in the future, and has made provision in its financial statements for risks arising from that commitment.

     In performing the reconciliation from Italian GAAP to U.S. GAAP presented in Note 24 of the Consolidated Financial Statements in Item 18 below, we have determined that, due to the nature of the contractual arrangements in place, the sale of inventories from Fiat Auto to SCDR does not transfer all of the risks and rewards of ownership of the assets to SCDR, and therefore does not allow recognition of the related revenue by Fiat Auto for U.S. GAAP reporting purposes; instead, the transfer of inventories is considered a financing transaction and related revenues recorded in the Italian GAAP financial statements are deferred for U.S. GAAP purposes until the assets are sold to the end customers. See Note 24 (h.ii) to the Consolidated Financial Statements in Item 18.

Contractual Obligations

     The following table sets forth our contractual obligations and commercial commitments with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2003:

	Payments due by period
		Less than
	Total	1 year	1-3 years	3-5 years	After 5 years
	(in millions of euro)
Contractual Obligations
Long-Term Debt Obligations	€18,175	€2,757	€10,398	€1,067	€3,953
Capital (Finance) Lease Obligations*	—	—	—	—	—
Operating Lease Obligations	346	81	91	61	113
Purchase Obligations	1,816	937	525	84	270
Other Long-Term Obligations under Italian GAAP	8,516	303	4,575	3,368	—

Total	€28,853	€4,078	€15,589	€4,850	€4,336

*	In accordance with Italian GAAP, we do not account separately for capital (finance) lease obligations, but rather include such obligations as part of our indebtedness. As a result, these commitments are included in the item “Long-term debt obligations.”

     Long-term debt obligations. For information on our long-term debt obligations, see “— Capital Resources” above and Note 12 to the Consolidated Financial Statements included in Item 18.

     Operating leases. Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating lease Obligations” include the minimal rental and payment commitments due under such leases.

     Purchase obligations. Our purchase obligations at December 31, 2003, included the following:

•	financial commitments to certain customers guaranteeing specified residual values of vehicles purchased from us in certain circumstances (“buy back” commitments), in an aggregate amount of approximately €1,300 million;

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures of various Group companies, in an aggregate amount of approximately €329 million of the total;

•	obligations with respect to equity interests, generally in connection with put and call arrangements with respect to equity stakes in joint ventures, real estate companies and other entities, in an aggregate amount of €179 million; and

•	obligations to purchase various other fixed assets, in an aggregate amount of approximately €8 million.

     Other long-term obligations. Our other long-term obligations at December 31, 2003, primarily comprised commitments of €8,011 million under the contracts between Fiat S.p.A. (as general contractor) and Treno Alta Velocità T.A.V. S.p.A. for the design and construction of high-speed railway lines between Bologna and Florence and between Turin and Milan. See Note 14 to the Consolidated Financial Statements included in Item 18.

Research and Development

     For a discussion of our research and development policies and related expenditures, see “Research and Development” in Item 4.

Trend Information

     For a discussion of the most significant recent trends affecting our businesses, see “Introduction — Recent Developments” and “Introduction — Outlook” in Item 4.

Concentrations of Credit Risk

     In connection with our various operating and investment subsidiaries, we maintain investments in trade and finance receivables and marketable securities. With respect to these investments, management believes that our financial policies and the distribution of our investments tend to mitigate significantly its exposure to credit risk. Among the factors reducing such risk is the widely distributed nature of our trade and finance receivables among the many of our automotive, commercial vehicle and agricultural and construction equipment customers that are located in Italy, the rest of Europe and North and South America. Management believes that concentration of credit risk is also minimized with respect to our investments in marketable securities, given that such investments consist primarily of Italian government securities and other widely traded securities issued by highly rated institutions located in our various markets.

     Although European countries other than Italy are the principal markets for our exports, we also sell products in other regions where political, economic and financial risk can render the collection of receivables difficult. We take a number of steps on a regular basis to reduce this risk, including maintaining political risk insurance, liquidating a portion of its receivables on a non-recourse basis at a discount through the banking system, arranging buyer’s credits in favor of the importers, which allows for regular payments, as well as utilizing other techniques, including countertrade agreements, that are aimed at protecting us from financial losses in our trade relations with countries that have suspended payments abroad.

Process of Transition to International Financial Reporting Standards

     Following the coming into force of European Regulation No. 1606 dated July 2002, we and other EU companies whose securities are traded on regulated markets in the EU are required to adopt international financial reporting standards (“IFRS”) (known as international accounting standards, or IAS, until May 2002) in the preparation of our 2005 consolidated financial statements. Standards introduced prior to the renaming of IAS as IFRS are still referred to as IAS; we refer to the combined body of IAS and IFRS standards as IFRS.

     Commencing in the first half of 2003, we established an IFRS implementation program with working groups that operated first at the parent company level and then at the level of our principal operating companies. We reviewed the IFRS principles in force, as well as the significant changes contained in then-current proposals for the revision of those standards, which have since been finalized.

     By the end of 2003:

•	We identified the significant differences between the Italian GAAP accounting principles that we currently follow, in compliance with the laws relating to financial statements interpreted and integrated in accordance with Italian accounting principles, and the applicable provisions of IFRS;

•	We formulated an action plan that was aimed at identifying the steps required to adapt our corporate processes and information systems so as to render them capable of supplying the information necessary for the preparation of our 2005 consolidated financial statements in accordance with IFRS, and to permit us to process the information related to 2004 to be presented for comparative purposes.

     Based on the results of the work performed, which, in accordance with guidance from the Commission of European Securities Regulators, focused on effects of the change in accounting principles on consolidated stockholders’ equity, we have determined that the following are the principal differences that will have an effect on that measure as restated in accordance with IFRS as of January 1, 2004, and on our future financial results.

     General principles. The adoption of the new body of accounting standards will involve a reassessment not only of the accounting valuation criteria we use, but also of the format of our financial statements and the contents of the related notes. As regards the principles of recognition and measurement of financial statement components, the most significant changes relate to the following:

•	replacement of the principle for the transfer of risks and benefits with respect to the recording and reversal of certain transactions at the time of transfer of ownership, IFRS, giving prevalence to the substance of the transaction over its legal form; and

•	the use under IFRS of alternative valuation criteria to historical cost (where expressly required), such as fair value (particularly for financial instruments) and present value (for medium-long term reserves).

     Capitalization of development costs. Under IAS 38, we will have to capitalize development costs that meet certain conditions, where at present we for the most part recognize them in the statement of operations when they are incurred. Other research and development costs will continue to be recorded in the statement of operations when they are incurred.

     Other intangible fixed assets. In contrast to practice under Italian GAAP, IAS 38 requires that the majority of start-up and expansion costs are recorded in the statement of operations when they are incurred. Start-up and expansion costs related to increases in capital stock, financing transactions and similar transactions are recorded under IAS 38 as a reduction of either the related reserves in stockholders’ equity or of the financing issued.

     Changes to IAS 38 have introduced the concept of intangible fixed assets with an indefinite useful life which, accordingly, will no longer be subject to amortization. This principle also extends to goodwill deriving from business combinations. These intangible fixed assets are to be subjected to annual impairment tests on the smallest group of assets that generates cash inflows that are largely independent of other cash inflows (a “cash generating unit”), comparing the carrying amount to the related market value or “value in use.”

     Writedown of assets. If not otherwise stated in a given accounting standard, IFRS will require an assessment of whether assets are impaired when indications that lead to the belief that this problem may exist are present. The methods provided for determining recoverability of the carrying amount are more specific than those currently in force in Italy, where only the concept of permanent impairment in value is observed. On the contrary, under IFRS, an impairment in value (not necessarily permanent) is determined by comparing the carrying amount to the higher of the net selling price and the value in use of the asset (or a group of assets or cash generating units).

     Revenue recognition. In relation to the new general principles regarding the transfer of risks and benefits, we analyzed various examples of contracts that involve the recognition of revenue. The most significant difference under the new principles relates to revenues deriving from vehicle sales with a buyback option, which are currently recognized in full at the time of formal transfer of ownership of the vehicle. In accordance with IFRS, these sales would be recorded as operating leases.

     Financial instruments. IAS 32 and 39 require companies to classify financial instruments, as a function of their destination, in different categories than those used under Italian GAAP. The basis of recognition, measurement and valuation of financial instruments will derive from these classifications and, accordingly, in certain cases could differ substantially from that under the current regime.

     In addition, under these standards, derivative financial instruments are also treated as financial assets and liabilities that must be recorded in the balance sheet, whereas Italian accounting principles provide that they be recorded in the memorandum accounts, with only certain specified circumstances in which they are to be recorded in the balance sheet.

     The overall effect of the adoption of these standards could vary depending on the way in which they are introduced into European law and the likelihood the International Accounting Standards Board, or IASB, will make additional changes to the standards. However, at present we expect that different accounting treatment of receivables and bills discounting transactions could have potentially significant effects on our calculation of total financial liabilities.

     Employee benefits. IAS 19 sets out the method of accounting for employee benefits and, accordingly, we dedicated a specific working group to the analysis of labor legislation, in Italy and abroad, in order to identify any differences from the principles we currently follow. In particular, with regard to post-employment defined benefit programs, IAS 19 requires that the obligation accrued to the balance sheet date be projected into the future, in order to estimate the amount to be paid upon termination of employment, and subsequent determination of the present value in accordance with a specific actuarial method (called the “Project Unit Credit Method”). As a consequence of the adoption of this accounting standard, the employee severance indemnity (TFR) recorded in the financial statements of Italian subsidiaries will have to be recalculated.

     Reserves for risks and charges. In accordance with IAS 37, reserves for risks and charges are recorded only when there is a present obligation, as a result of a past event, which may be legal, contractual or derive from a company’s declarations or actions that result in valid expectations by the parties involved (constructive obligations). Certain reserves that we currently record, in accordance with the Italian GAAP, may not be recognized under the conditions set forth under IAS. Furthermore, in accordance with IAS 37, accruals are recorded at the value represented by the best estimate of the amount that a company would pay to settle the obligation and, where the effect of the time value of money is material, the estimated cost is to be discounted to present value, a technique not contemplated by current Italian GAAP.

     Consolidated financial statements. In our first financial statements prepared in accordance with IFRS, at the transition date, the principles of consolidation set forth in IAS 27 will be applied. These principles differ from those currently mandated by Italian law, particularly in respect of the consolidation of subsidiaries that carry out dissimilar activities.

Item 6. Directors, Senior Management and Employees

DIRECTORS

     The directors of Fiat on June 23, 2004, were as follows:

Name	Age	Position
Luca Cordero di Montezemolo	56	Chairman of the Board
Andrea Agnelli	29	Director
Angelo Benessia(2)	63	Director
Tiberto Brandolini d’Adda	56	Director
Flavio Cotti(1)	64	Director
John Philip Elkann(1)	28	Vice Chairman of the Board
Luca Garavoglia(2)	35	Director
Hermann-Josef Lamberti(1)	48	Director
Sergio Marchionne(1)	52	Director, Chief Executive Officer
Daniel John Winteler(1)	41	Director

(1)	Member of the Nominating and Compensation Committee
(2)	Member of the Internal Control Committee

     On February 28, 2003, Umberto Agnelli was appointed Chairman of the Board following the resignation of Paolo Fresco from that post, which Mr. Fresco had held since 1998. On the same date, the Board appointed Giuseppe Morchio as Chief Executive Officer.

     On May 27, 2004, Umberto Agnelli died in Turin. On May 30, 2004, the Board of Directors appointed director Luca Cordero di Montezemolo Chairman of the Board and director John Philip Elkann, Umberto Agnelli’s grand-nephew, as Vice Chairman. The Board also appointed Andrea Agnelli, the son of Umberto Agnelli, and Tiberto Brandolini d’Adda, a nephew of Mr. Umberto Agnelli, as new directors.

     Mr. Morchio resigned on May 30, 2004. On June 1, 2004, the Board named director Sergio Marchionne as Chief Executive Officer of Fiat.

     The Board also intends to appoint a replacement for Franzo Grande Stevens, who on April 26, 2004, resigned as a director of Fiat after more than 20 years’ service on the Board following his appointment by the City of Turin as a member of the Consiglio Generale (General Council) of Compagnia di San Paolo, a stockholder of Banca Sanpaolo-IMI, which in turn is a stockholder of Fiat. Mr. Grande Stevens continues to serve as the non-voting Secretary of the Fiat Board of Directors.

     The Board of Directors gave Mr. Cordero di Montezemolo, as Chairman, and Mr. Marchionne, as Chief Executive Officer, broad operating powers and authorized them to perform all acts that are consistent with the Company’s purpose. Notwithstanding the ample powers granted to them, the Chairman and the Chief Executive Officer must submit to the Board of Directors for approval all transactions that may have a material impact on our profitability, balance sheet or financial position, and must adequately inform the directors and statutory auditors about any transactions that are of an atypical or unusual nature or that involve related parties.

     Biographies of each of the current members of our Board of Directors follow:

Name	Position (dates)
Andrea Agnelli	Director (May 30, 2004 — present)

Born in Turin (Italy) on December 6, 1975. Mr. Agnelli has held various positions at several companies, both in Italy and abroad, including at Iveco, Piaggio S.p.A., Auchan S.A., Juventus F.C. S.p.A., Ferrari S.p.A. and Philip Morris International Inc.

Name	Position (dates)
Tiberto Brandolini d’Adda	Director (May 30, 2004 — present)

Born in Lausanne (Switzerland) on March 8, 1948. Mr. Brandolini d’Adda graduated in commercial law from the University of Parma in 1971. From 1972 to 1974, he worked for Fiat S.p.A’s international activities department, and for Lazard Bank. In 1975, he was appointed assistant to the Director General for Enterprise Policy at the European Economic Commission in Brussels. He joined Ifint Company in 1976, as General Manager of Ifint France, and became General Manager of Ifint Europe in 1985. In 1993, Mr. Brandolini d’Adda became Managing Director of the Exor Group (formerly Ifint) and was appointed Vice Chairman and Managing Director in 2003. He is a Vice Chairman of the Conseil de Surveillance of Worms & Cie and a member of the Conseil de Surveillance. He is also Chairman of the Strategic Committee of the Club Mediterranèe S.A. and a general partner of the Giovanni Agnelli & C. S.A.p.A.

Angelo Benessia	Director (2001 — present)

Born in Turin (Italy) on October 18, 1941. Mr. Benessia graduated in law from Turin University in 1965 and is a certified public accountant. He is a partner of the law firm Studio Benessia, Maccagno in Turin. From 1991 to 1999, he was chairman of Unigest, and in 1999 became a director of Saiag S.p.A. He resigned in 2001 from the Board of Directors of Telecom Italia S.p.A., where he represented several mutual fund companies. He has been a statutory auditor of Turin Polytechnic and a director of the Piedmont Association of Economic and Social Sciences “Antonio Gramsci” since 1991. Since 2001, he has been a member of the Board of Directors of Italenergia and a member of the Board and Vice Chairman of R.C.S. Quotidiani S.p.A.

Luca Cordero di Montezemolo	Chairman of the Board (May 30, 2004 — present) Director (February 28, 2003 — present)

Born in Bologna (Italy) on August 31, 1947. Mr. Cordero di Montezemolo joined Ferrari in 1973 as a Team Manager. From 1977 to 1981 he was Head of External Relations for Fiat. Mr. Cordero di Montezemolo was Chief Executive Officer of Itedi from 1981 to 1983 and Managing Director of Cinzano S.p.A. from 1984 to 1985. From 1986 to 1990, he chaired the organizing committee for the Italia ‘90 Soccer World Cup. He has been Chairman and Chief Executive Officer of Ferrari S.p.A. since 1991. Mr. Cordero di Montezemolo is also a member of the board of directors of Bologna Calcio soccer team, and a director of La Stampa, Pinault-Printemps-Redoute S.A., Tod’s, Merloni Elettrodomestici S.p.A. and Unicredit Banca d’Impresa S.p.A. In May 2004, he also became President of Confindustria, the association of Italian Industrialists.

Name	Position (dates)

Flavio Cotti	Director (2000 — present)

Born in Muralto (Switzerland) on October 18, 1939. Mr. Cotti graduated in law from the University of Fribourg in 1964. He practiced law and was a notary public until 1975. Mr. Cotti was President of the administration of the Swiss canton of Tessin from 1977 to 1981, held several institutional offices in the Swiss Confederation until 1996 and was President of the Swiss Confederation in 1990 and in 1998. In 1996, he was appointed President of the Organization for Security and Cooperation in Europe. He is currently Chairman of the Advisory Board of the Credit Suisse Group.

John Philip Elkann	Vice Chairman (May 30, 2004 — present) Director (1997 — present)

Born in New York, New York (USA) on April 1, 1976. Mr. Elkann graduated in engineering from Turin Polytechnic in 2000. He has been a member of the Board of Directors of Fiat since 1997. He is a member of the Board of Directors of the Giovanni Agnelli & C. S.A.p.A. and of the Exor Group.

Luca Garavoglia	Director (May 13, 2003 — present)

Born in Milan (Italy) on February 27, 1969. Mr. Garavoglia graduated in economics from the Università Commerciale Luigi Bocconi in Milan in 1994. He has been Chairman of Davide Campari-Milano S.p.A., the parent company of the Campari Group, since September 1994.

Hermann-Josef Lamberti	Director (2002 — present)

Born in Boppard (Germany) on February 5, 1956. Mr. Lamberti studied business administration in Cologne and Dublin and received a master’s degree in Business Administration in 1981. From 1985 to 1998, Mr. Lamberti held various management positions at IBM in Germany, France and the United States. He joined Deutsche Bank A.G. in 1998 as an executive vice president and became Chief Operating Officer and a member of the Board of Managing Directors in 1999. He is currently also a director of Schering AG, Carl Zeiss Stiftung, e-millennium 1 GmbH & Co. KG (where he is also Chairman), Euroclear plc and Euroclear Bank S.A.

Sergio Marchionne	Director (May 13, 2003 — present)

Born in Chieti (Italy) on June 17, 1952. Mr. Marchionne received a master’s degree in Business Administration

Name	Position (dates)
from the University of Windsor, Canada in 1980 and graduated in law from the Osgoode Hall Law School of York University of Toronto in 1983. He is a licensed barrister and solicitor and a chartered accountant. From 1997 to 2000, Mr. Marchionne was Managing Director and Chief Executive Officer of Alusuisse Lonza Group Ltd., Zurich (“algroup”), until its merger with Alcan. He remained Managing Director and Chief Executive of Lonza Group Ltd., Basel, the chemical entity carved out of algroup in 1999. He has been Chairman of Lonza’s Board of Directors since 2002. He is also currently a director of Serono Ltd., Geneva, and Société Générale de Surveillance Holding SA, Geneva, of which he has also been Managing Director and Chief Executive Officer since January 2002. On June 1, 2004, he was appointed Chief Executive Officer of Fiat S.p.A.

Daniel John Winteler	Director (2002 — present)

Born in Pittsburgh (USA) on May 15, 1963. Mr. Winteler joined Novartis AG in 1996 as Vice President of Mergers and Acquisitions. In 1999, he became Chief Operating Officer of Ciba Specialty Chemicals AG — Water Treatment Division, and he joined IFIL S.p.A. as Senior Vice President-Strategy and Business Development. Since June 2002, he has been Chief Operating Officer of IFIL. He is a member of the Conseil de Surveillance of Arjo Wiggins S.A. and Antalis S.p.A. and a member of the Advisory Board of Euro Media Ventures Fund. He is currently also a director of IFIL, Worms & Cie, Club Mediterranèe and Juventus.

     The Board has identified the following four directors as independent in accordance with the criteria set forth in the Corporate Governance Code for Italian Listed Companies: Angelo Benessia, Flavio Cotti, Luca Garavoglia and Hermann-Josef Lamberti.

     The criteria for director independence under the Corporate Governance Code differ in certain respects from those applicable to U.S. domestic issuers under the U.S. federal securities laws and the listing rules of the New York Stock Exchange. See Item 10. “Additional Information—By-Laws—Significant Differences with Corporate Governance Practices under NYSE Rules” for a summary of the most significant of these differences.

     The Board of Directors has established two internal committees: the Comitato per il Controllo Interno, or the Internal Control Committee, which currently comprises two independent directors (Mr. Benessia, who chairs the Committee, and Mr. Garavoglia); and the Comitato per le Nomine ed i Compensi, or the Nominating and Compensation Committee, which comprises five directors, two of whom have executive authority (Mr. Elkann, who chairs the Committee, and Mr. Marchionne, as well as Messrs. Cotti, Lamberti, and Winteler).

     The Internal Control Committee is primarily charged with verifying that our administrative accounting system, organizational structure and internal controls system are adequate. The committee receives periodic reports on these matters from the Group’s operating companies, and reports to the full Board of Directors at least every six months. We in the past have translated the name of this committee, which we established in accordance with the Corporate Governance Code, into English as “Audit Committee,” but no longer do so to avoid confusion, as the Internal Control Committee does not fulfill the roles of the “audit committee” for purposes of U.S. securities laws and NYSE listing standards in all respects.

     The Nominating and Compensation Committee develops proposals for approval by the full Board of Directors, mainly with regard to general compensation plans for senior employees and appointments to senior positions within the Group. The committee’s non-executive director members meet without any members who have executive authority within the Group to determine the compensation for executive directors (including stock option plans).

SENIOR MANAGEMENT

     Our senior managers other than those who also serve as directors are currently as follows:

Name (Age)	Position (since)
José Maria Alapont (53)	President and Chief Executive Officer Iveco S.p.A. (2003)

Mr. Alapont joined Ford Motor Co. (Spain) in 1974 as engineer in charge of machine tools and processes. He subsequently held management positions in Manufacturing, Testing, Quality, Purchasing and Management areas at Ford from 1974 to 1990; and at Valeo from 1990 to 1997. He was President of International Operations and Vice President of Sales and Marketing at Delphi Corporation from 1997 to 2003. He was appointed President and Chief Executive Officer of Iveco in 2003.

Maurizio Beretta (49)	Senior Vice President Government Affairs & International Relations Fiat S.p.A. (2001)

Mr. Beretta joined RAI (Italian state television) in 1980 as a reporter. From 1982 to 1998 he held various positions, including those of special correspondent, head of the Editorial Office, Business News Editor, Deputy Editor-in-Chief, and head of Public Affairs. In 2000, Mr. Beretta served as director of “Uno” Programs Division, at RAI. He became Senior Vice President Government Affairs & International Relations at Fiat S.p.A., in 2001.

Herbert Demel (50)	President and Chief Executive Officer Fiat Auto S.p.A. (2003)

Mr. Demel became head of ABS applications for Robert Bosch GmbH in 1984. From 1990 to 1994, he was head of Product Development at Audi. He was appointed Chief Executive Officer of Audi in 1994 and served in that position until 1997. From 1997 to 2002, Mr. Demel was Chief Executive Officer of Volkswagen do Brasil. Mr. Demel was then President and Chief Executive Officer of Magna Steyr from 2002 to

Name (Age)	Position (since)
2003, before becoming Chief Executive Officer of Fiat Auto on November 15, 2003.

Mauro Di Gennaro (42)	Chief Audit Executive and Compliance Officer Fiat S.p.A. (2004) Mr. Di Gennaro joined Price Waterhouse in 1987 as Assistant Auditor and was subsequently promoted to Senior Manager. In 1994, he became Head of Internal Audit at Stet S.p.A. In 1997, he joined Telecom Italia, where he held several positions, including Head of International Operations and Head of International Internal Auditing. In 2002, he was appointed Head of Internal Audit at the RAS Group. On January 1, 2004, he joined Fiat S.p.A. as Chief Audit Executive and Compliance Officer.

Pier Luigi Fattori (56)	Corporate Senior Vice President Human Resources Fiat S.p.A. (1999).

Mr. Fattori joined Fiat in 1974 as a member of the Industrial Relations Department. From 1978 to 1980 he served as manager of Media Relations in the External Relations Department. In 1980, Mr. Fattori became head of Industrial Relations at Teksid and served in that position until 1985. From 1985 to 1990, he was manager of the H.R. Commercial Area at Iveco, following which he became head of Personnel and Organization at Magneti Marelli. From 1995 to 1999, he returned to Iveco, first as Vice President of Human Resources and from 1998 onward as President of Commercial Operations. In 1999, he became Corporate Senior Vice President of Human Resources at Fiat S.p.A.

Luigi Gubitosi (43)	Chief Financial Officer Fiat S.p.A. (2004)

Mr. Gubitosi joined the Fiat Group’s International Finance department in 1986. From 1989 to 1994 he served as head of Fiat Finance USA. He then served as international treasurer of Fiat GeVa from 1994 to 2000 and on October 1,2000 became Head of Finance at Fiat S.p.A. and Chief Executive Officer of Fiat GeVa, He held those positions through 2003, and became Chief Financial Officer of Fiat S.p.A. in 2004.

Paolo Monferino (57)	President and Chief Executive Officer CNH Global N.V. (2000)

Mr. Monferino joined Fiat in 1973 as a design engineer. In 1977, he became head of Purchasing and Procurement at Teksid, where he remained until 1980. From 1981 to 1983 he was

Name (Age)	Position (since)
head of Worldwide Purchasing and Procurement at FiatAllis and from 1983 to 1987 he served as managing director of FiatAllis Latin America. Mr. Monferino became Chief Operating Officer of FiatAgri in 1987 and served in that position until 1991. From 1991 to 1996, he was Executive Vice President of Strategies and Business Development for New Holland, and from 1996 to 2000, was Executive Vice President of Automotive Components and Industrial Diversified Sectors at Fiat. He became President and Chief Executive Officer of CNH Global N.V. in 2000.

Lodovico Passerin d’Entrevès (59)	Executive Assistant to the Chairman of Fiat S.p.A. and Senior Vice President External Relations and Communication (2003)

Mr. Passerin d’Entrevès joined Toro Assicurazioni S.p.A. in 1972 . From 1975 to 1977, he served as head of Image and Communications and was head of External Relations from 1977 to 1986. From 1986 to 1993, he was head of Communications for the IFI-IFIL Group. Mr. Passerin d’Entrevès next served as assistant to the Chief Executive Officer of Toro Assicurazioni S.p.A. from 1993 to 1995. He was head of External Relations and Communications of the IFI-IFIL Group from 1995 to 2003, when he became Executive Assistant to the Chairman of Fiat S.p.A.

Roberto Pisa (42)	Senior Vice President Corporate Initiatives (2003)

Mr. Pisa served as assistant treasurer of the European Vinyl Corporation from 1986 to 1990. From 1990 to 1993, he was a consultant for McKinsey & Co. Mr. Pisa was then manager of Corporate Business Development at General Electric Co. from 1993 to 1995 and from 1995 to 1997 he was Products General Manager at Nuovo Pignone. Mr. Pisa was Managing Director at GE Lighting Italy from 1997 to 1999 and was President and Chief Executive Officer of GE Lighting Systems Inc. from 1999 to 2000. From 2000 to 2003, he was Chief Executive Officer of Pirelli Cables & Systems Italy, before becoming Senior Vice President of Corporate Initiatives at Fiat S.p.A. in 2003.

Eugenio Razelli (54)	Senior Vice President Business Development and Strategies (2003)

Mr. Razelli joined Fiat Auto in 1977 as materials manager at the Mirafiori Plant. In 1979, he became Vice President of Manufacturing for the

Name (Age)	Position (since)
dishwasher division of Industrie Zanussi, a position which he held until 1982. Mr. Razelli was Chief Executive Officer of Gilardini Industriale from 1983 to 1984 and became General Manager of Stars and Politecna — Fiat Comind in 1985. From 1986 to 1993, he held various management positions with Magneti Marelli. Mr. Razelli became Vice President of Manufacturing at Pirelli Cavi in 1993 and President and Chief Executive Officer of Pirelli Cable North America in 1995. In 1996, he became Senior Executive Vice President at Pirelli Cavi, where he served until 2000. Mr. Razelli was President and Chief Executive Officer of Fiamm S.p.A. from 2001 to 2003. He became Senior Vice President of Business Development and Strategies at Fiat S.p.A. in 2003.

Luciano Soldi (56)	Senior Vice President General Affairs and General Counsel (2003)

Mr. Soldi joined ENI in 1973, and held several positions there prior to becoming ENI Saipem’s Head of Legal Affairs in 1988. In 1991, he joined Pirelli S.p.A., where he held several positions, including Head of International Legal Affairs, and Head of Cables and Finance Legal Affairs; in 1999, he was appointed Director of Legal Affairs at Pirelli S.p.A. and Chief Legal Officer of Pirelli & C. On November 1, 2003, he joined Fiat S.p.A. as Senior Vice President General Affairs and General Counsel.

     Our senior managers do not have a formal term of office.

     Michel de Lambert, the former chief executive officer of Iveco, resigned from the Fiat Group, and was replaced by José Maria Alapont as of October 1, 2003. GianCarlo Boschetti, the former chief executive officer of Fiat Auto, resigned from the Fiat Group in November 2003, and was replaced by Herbert Demel. Also in November, Luciano Soldi became our Senior Vice President General Affairs and General Counsel, replacing Bruno Cova. In addition, Luigi Gubitosi was named Chief Financial Officer effective January 1, 2004, replacing Ferruccio Luppi, who became Chief Executive Officer of Business Solutions in place of Carlo Gatto, and Pietro Fornier, formerly our Head of Internal Audit, retired, to be replaced as of January 1, 2004, with Mauro Di Gennaro.

     In addition, a number of changes to Fiat’s corporate management structure were implemented in 2003, including: the naming of Mr. Passerin d’Entrevès to the new post of executive assistant to the Chairman, with the task of coordinating activities aimed at enhancing the image of the Fiat Group; the appointment of Eugenio Razelli to head our new business development and strategies department; and the naming of Roberto Pisa to head our new corporate initiatives department.

     Board of Statutory Auditors

     Under Italian law, in addition to electing the Board of Directors, Fiat’s ordinary stockholders also elect a Board of Statutory Auditors (Collegio Sindacale). The statutory auditors are elected for a term of three years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the Board of Statutory Auditors must provide certain evidence that he is in good standing and meets certain professional standards. The Board of Statutory Auditors is required to verify that the Company (i) complies with applicable law and its By-laws, (ii) respects the principles of correct administration, (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems, and (iv) adequately instructs its subsidiaries to transmit information relevant to its disclosure obligations. In addition, the Board of Statutory Auditors is required to assess the technical adequacy and independence of our external auditors.

     The following table sets forth the names of the three members of the current Board of Statutory Auditors and its alternate members and their respective positions. The current Board of Statutory Auditors was elected for a three-year term at the annual meeting of stockholders on May 13, 2003 to serve for the period from 2003 through 2006.

Name	Title
Cesare Ferrero Giorgio Ferrino Giuseppe Camosci Piero Locatelli Giorgio Giorgi Natale Ignazio Girolamo	Chairman Statutory Auditor Statutory Auditor Alternate Statutory Auditor Alternate Statutory Auditor Alternate Statutory Auditor

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     In accordance with applicable Italian regulations (Article 78 of CONSOB Regulation No. 11971, issued on May 14, 1999), we disclosed in our published financial statements the following information regarding compensation paid in 2003 to each of our directors, statutory auditors and senior management, listed with the title and as holding the position each held during the year ended December 31, 2003. Note that while the official expiration of the term of each of the directors listed would have been 2006, several of these directors have since left the Board of Directors. See “— Directors.”

Fees paid to Directors, Statutory Auditors and Chief Operating Officers (in thousands of euros) (Article 78 of Consob Resolution No. 11971/99)
First name and last	Office held during	Term	Expiration	Compensation for		Noncash	Bonuses and	Other
name	2003	of office	(*)	office held		benefits (**)	other incentives	compensation
Umberto Agnelli	Chairman	2/28 – 12/31	2006	1,528.3	(1)	51.3
Giuseppe Morchio	Chief Executive Officer	2/28 – 12/31	2006	1,062.7	(2)	83.6
Angelo Benessia	Director	1/1 – 12/31	2006	99.1		52.3
Luca Cordero di Montezemolo	Director	2/28 – 12/31	2006	65.4		34.6		6,626.2 (3)
Flavio Cotti	Director	1/1 – 12/31	2006	96.1		52.3
John Philip Elkann	Director	1/1 – 12/31	2006	84.1		52.3
Luca Garavoglia	Director	5/13 – 12/31	2006	70.8		34.0
Franzo Grande Stevens	Vice Chairman Director and Secretary of the Board	1/1 – 2/28 2/28 – 12/31	2006	343.1	(4)	52.3
Hermann Josef Lamberti	Director	1/1 – 12/31	2006	78.1		52.3
Sergio Marchionne	Director	5/13 – 12/31	2006	64.8		34.0
Daniel John Winteler	Director	1/1 – 12/31	2006	78.1		52.3

Fees paid to Directors, Statutory Auditors and Chief Operating Officers (in thousands of euros) (Article 78 of Consob Resolution No. 11971/99)
First name and last	Office held during	Term	Expiration	Compensation for	Noncash	Bonuses and	Other
name	2003	of office	(*)	office held	benefits (**)	other incentives	compensation
Alessandro Barberis	Chief Executive and Operating Officer Vice Chairman	1/1 – 2/28 2/28 – 5/13		322.9 (5)	10.3		277.4 (6)
Paolo Fresco	Chairman	1/1 – 2/28		194.1	20.3
Gabriele Galateri di Genola	Director	1/1 – 4/12		17.7	13.8
Virgilio Marrone	Director	1/1 – 5/13		19.3	18.4
Felix George Rohatyn	Director	1/1 – 2/28		3.7	8.0
John Francis Welch	Director	1/1 – 2/28		3.7	8.0
Cesare Ferrero	Chairman of the Board of Statutory Auditors	1/1 – 12/31	2006	63.0			20.0
Giuseppe Camosci	Statutory Auditor	5/14 – 12/31	2006	26.6
Giorgio Ferrino	Statutory Auditor	1/1 – 12/31	2006	42.0
Lamberto Jona Celesia	Statutory Auditor	3/1 – 5/31		15.3			104.7

(*)	Year in which the Stockholders’ Meeting is convened for approval of the Annual Report, coinciding with expiration of the term of office.
(**)	This includes the pro-rata and pro-quota share of the insurance policy approved by the Stockholders’ Meeting in 2003 and the use of means of transport for personal purposes.
(1)	The gross annual fee for the office of Chairman amounted to €1,750,000.
(2)	The annual gross fixed fee of the chief executive officer in 2003 was €1,200,000. His only variable compensation is represented by the stock options illustrated in the following table. The non-cash benefits include the annual premium for a professional and extra-professional health insurance policy.
(3)	The fees for the offices held in the subsidiaries Itedi (€258,000) and Ferrari (€6,368,000), the latter inclusive of an extraordinary bonus related to the results achieved.
(4)	The gross annual fee for the post of Secretary amounted to €250,000.
(5)	The fee for the office of Vice Chairman amounted to €301,000. No compensation was paid for his services as Chief Executive Officer.
(6)	Gross fee for employment as Chief Operating Officer (€167,000) and compensation for a post held at Comau (€110,000).

Stock options granted to Directors and Chief Operating Officers
		Options held			Options granted				Options held
Grantee		at the beginning of the year			during the year				at the end of the year
										Number
										of
	Office								Options	options
	held at	Number	Average	Exercise	Number	Average	Exercise		exercised	expired	Number	Average	Exercise
	date of	of	exercise	period	of	exercise	period		during	during	of	exercise	period
Name	grant	options	price	(mm/yy)	options	price	(mm/yy)		2003	2003	options	price	(mm/yy)
Paolo Fresco	Chairman	2,250,000	€20.614	7/01 – 1/10							2,250,000	€20.614	7/01 – 1/10
Alessandro Barberis	COO	150,000	€12.96	6/03 – 6/10						150,000 (*)
Gabriele Galateri di Genola(3)	CEO	400,000	€12.96	6/03 – 6/10						400,000 (*)
Giuseppe Morchio	CEO				13,338,076	€5.623	3/04 – 3/10	(**)			13,338,076	€5.623	3/04 – 3/10

(*) Options expired upon termination of office.
(**) These options would have been partially exercisable only upon satisfaction of certain pre-defined profitability targets. Most of these options expired upon Mr. Morchio’s resignation in May 2004.

     On March 27, 2003, the Board adopted a resolution to grant to Mr. Morchio 11,822,195 options to purchase Fiat ordinary shares at a price of €6.344 per share; on July 31, 2003, in connection with the capital increase approved in June 2003, the Board of Directors revoked this resolution and resolved instead to grant to Mr. Morchio 13,338,076 options to purchase Fiat ordinary shares at the price of €5.623 per share. Following Mr. Morchio’s resignation, 10,670,461 of these options expired. The remaining options have all vested and are exercisable until May 30, 2005.

     Each member of the Board of Directors in 2003 received compensation comprising the following in respect of their service for that year:

•	€50,000 to be paid pro-rata within the end of the fiscal year;

•	an additional sum based on a fee of €3,000 for every board or committee meeting attended by the director, with the exception of directors with executive authority; and

•	the proportional amount of the insurance premium for a maximum coverage limit of approximately €50 million to cover civil liability deriving from legal and contractual obligations connected with directors’ duties.

     As these insurance policies expired in June 2004, the annual general meeting held on May 11, 2004, approved a motion authorizing the Company to provide directors continued coverage and surety for this potential civil liability, as well as to explore alternative means of ensuring adequate coverage, which could include not only insurance policies but also methods such as Company risk-sharing and self-insurance strategies.

     With respect to the senior managers listed in this Item 6 who are not directors, the aggregate expense we accrued during 2003 for their compensation during the year was approximately €19.2 million inclusive of the following:

•	the provision charged by the Group in respect of mandatory severance payments, amounting to €1,089,038 in 2003; these severance payments are a statutory obligation under Italian law, with the amount of each year’s accrual based on the employee’s remuneration for the year in question and the length of his or her service;

•	the amount contributed by the Fiat Group, equal to €389,298 in 2003, to an independent pension fund that has been created for our senior and mid-level officers, the assets of which are invested in insurance policies;

•	the amount contributed by the Fiat Group to a special defined contribution plan for the benefit of all executive officers, approved by the Board of Directors on June 2, 1995; in 2003, this contribution amounted to €853,840; and

•	the amount contributed by the Fiat Group to a special plan for senior executives (Individual Top Hat Scheme), approved by the Board of Directors on December 7, 2000, that provides a lump sum to be paid in installments if an executive leaves the Group before the age of 65; in 2003, such contribution amounted to €2.1 million.

     As of December 31, 2003, the directors and senior managers listed in this Item 6 as a group owned an immaterial number of shares of Fiat S.p.A. (constituted solely of ordinary shares, in an aggregate amount of 19,173 ordinary shares, representing significantly less than 1% of the ordinary shares outstanding). As of December 31, 2003, these individuals have also been granted an aggregate of 1,603,243 options in respect of an equivalent number of Fiat’s ordinary shares. See the table on the previous page and Item 10. “Additional Information — Options to Purchase Securities From Registrant or Subsidiaries.”

     In accordance with applicable Italian regulations (Article 79 of CONSOB Regulation No. 11971, issued on May 14, 1999), Fiat disclosed in its published financial statements the following information regarding shares held in 2003 by directors and statutory auditors.

Interest held by Directors and Statutory Auditors
		Number of Shares
	Class of	Held at	Acquired		Held at
Name	Shares	12/31/02	during 2003	Sold in 2003	12/31/03
Luca Cordero di Montezemolo	Ordinary	11,984 (1)	7,188	—	19,172
John Philip Elkann	Ordinary	300	—	300	—
Cesare Ferrero	Ordinary	1	—	—	1
Paolo Fresco	Ordinary	211,452	5,650	—	217,102	(2)
Gabriele Galateri di Genola	Ordinary	2,750	—	—	2,750	(3)
	Preference	440	—	—	440	(3)
Felix Rohaytn	Ordinary	1,000	—	—	1,000	(2)

(1)	Number of shares held at February 28, 2003, the date of his appointment as director.
(2)	Number of shares held at February 28, 2003, when he left the office.
(3)	Number of shares held indirectly through his spouse at April 12, 2003, when he left the office.

EMPLOYEES AND LABOR RELATIONS

     At December 31, 2003, we employed 162,237 employees, compared with 186,492 at the end of 2002. During the year, we hired approximately 11,500 new employees (approximately 3,400 in Italy), including those hired on temporary basis. Over the same period, approximately 22,700 people left the Group (approximately 10,200 in Italy). Acquisitions and divestitures we completed during the year resulted in a net decrease of 13,100 employees. We take advantage of flexible employment options where they are available in order to adjust our level of output to changes in market demand.

Number of Fiat Group Employees at 12/31/01	198,764
Additions	17,600
Reductions	(25,572)
Outsourcing	(400)
Changes in the scope of consolidation	(3,900)

Number of Fiat Group Employees at 12/31/02	186,492
Additions	11,500
Reductions	(22,655)
Outsourcing	—
Changes in the scope of consolidation	(13,100)

Number of Fiat Group Employees at 12/31/03	162,237

     For more information on the number of employees in each of the Group’s sectors, see the table “Operating Results by Sector” in Item 4. “Information on the Company — Historical Overview”.

     Our total personnel expenses in 2003, including wages and salaries, employee benefits and special reserves for severance indemnities, totaled €6,688 million, which represented 14.1% of net sales and revenues, as compared with €7,554 million (13.6% of net sales and revenues) in 2002. At December 31, 2003, 73,553 employees (45% of the total number of our employees worldwide) were based in Italy, representing approximately 1.4% of the Italian industrial workforce.

     Labor agreements. At the end of 2003, approximately 36% of our employees in Italy were members of labor unions. None of our facilities in Italy is operated on a closed-shop basis. The Italian industrial relations system establishes that labor agreements are negotiated at two separate and distinct levels — a national agreement negotiated collectively between the national employers’ association of a particular industry and the respective national unions that provides a basic framework on working conditions, including pay and hour provisions, and a separate agreement negotiated at the company level between management and the union representatives of its employees that addresses issues of special importance to the particular firm and may act to supplement the basic provisions of the national framework contract.

     The national agreement for metalworkers, which covers most of our employees (including both white-collar and blue-collar workers), expired on December 31, 2002. The terms of a new contract, which was effective retroactively as of the expiration of the prior agreement, were agreed in May 2003 with all but one of our four unions, FIOM-Cgil. The new agreement has a term of four years for the work rule provisions and two years for the compensation package. As a whole, management expects the new agreement to increase labor costs by a cumulative total of approximately 5% through the first half of 2005 (approximately 2% in 2003 and 2.4% in 2004).

     With regard to negotiations at the company level, even though the Group-wide agreement formally expired on September 30, 1999, we and our unions agreed that an annual bonus calculated on the basis of the old contract should be paid to covered employees with respect to 2003. The average bonus totaled €1,391 per employee before withholding, an amount similar to the bonus paid for 2002.

     Industrial reorganization. During 2003, our labor relations were mainly focused on managing the restructuring programs taken in connection with our relaunch initiatives, and continuing to minimize the social impact of the staff reductions carried out as part of the plan, mainly through the social “shock absorber” programs available under existing laws in the various countries.

     In Italy, as part of our relaunch initiatives, we have been reducing our active workforce, primarily through the use of certain programs available under Italian law with government authorization, such as the cassa integrazione guadagni straordinaria (“extraordinary layoff fund”), a special temporary layoff benefit fund, and mobilità di accompagnamento alla pensione (“mobility allowances”), an early retirement program applicable to employees who would otherwise be eligible to receive a pension within a maximum of three to four years. All of these programs are managed by Italy’s national social security agency and funded by payroll contributions from companies and workers. We bear a portion of the cost of payments made under these programs, with the national social security agency paying the remainder.

     Fiat Auto took measures to reduce its headcount in Italy and also sought to reduce labor costs through the use of the cassa integrazione guadagni straordinaria (a longer-term temporary layoff benefits fund) and reduced use of temporary staff, while at the same time seeking to minimize the social impact of its organizational and industrial restructuring. The taking of these measures greatly contributed to Fiat Auto’s ability to emerge on December 8, 2003, from the “business-in-crisis” status it had been granted by the Italian government in 2002.

     In Italy, in accordance with the Program Agreement reached between the Group and the Italian government in December 2002, Fiat Auto and certain Magneti Marelli and Comau factories used the cassa integrazione straordinaria, which was authorized for a maximum of 7,600 employees. Approximately half of these workers returned to work in accordance with our production requirements over the course of the year; for another approximately 500 employees from the Fiat Auto plant in Arese, the Ministry of Labor granted authorization to continue using cassa integrazione straordinaria until December 31, 2004. The remaining redundancies were effected through the mobility allowance program, including the longer-term mobility allowances made available under a law enacted in April 2003, affecting a total of 2,400 employees of Fiat Auto, Magneti Marelli and Comau and certain companies of the services sector, as well as 181 Teksid employees.

     In 2003, the level of labor unrest was significantly lower than in 2002, when the unions declared several general strikes, and work stoppages during the year averaged more than 100 hours for the Group as a whole, with the support on average of approximately 15% to 20% of employees. In 2003, Italian unions declared only a few general strikes to protest proposed government pension reform measures and the war in Iraq, and the number of workers supporting these strikes remained limited, averaging approximately 10% to 30%. Other work stoppages during the year consisted of certain isolated wildcat strikes and other minor strikes organized by one union, the FIOM-Cgil, which did not sign the national collective agreement and also opposed redundancy measures that were generally agreed to by our other unions.

     In the spring of 2004, unrest among employees of auto parts suppliers (approximately 3,000 workers) located at the Melfi complex in Southern Italy, which houses a Fiat Auto plant as well as production operations of several suppliers, spread to encompass the Fiat Auto workers at the site (5,000 employees out of the 30,000 Italian employees of the automobiles sector), and led to labor unrest that lasted approximately three weeks. The stoppages at the plant and the resulting shortage of components caused progressive production shutdowns at Fiat Auto’s other Italian plants, resulting in an overall output loss of more the 35,000 vehicles. On May 9, we entered into an agreement with the Melfi unions and the plant workers’ council that put an end to the unrest. The agreement modified shift rotations and provided for a gradual wage increase over three years to bring the wages paid at the Melfi plant in line with those paid at other Fiat Auto plants in Italy.

     At Fiat Group companies operating outside Italy, staff redundancies were handled primarily through programs developed with the agreement of local trade unions. The companies involved were: Irisbus (closure of a plant in Mataró, near Barcelona, Spain, and of an Ikarus factory in Hungary); CNH (restructuring of its Berlin facility and definition of a social impact program with respect to the closure of its factory at Crepy in France in 2004); Magneti Marelli (staff reductions at the Magneti Marelli Lighting plant in Cannock in the United Kingdom, to be closed by the end of 2004); and Comau (completion of the redundancy procedure for Comau Estil in the United Kingdom). Negotiations with workers regarding restructuring plans continued in 2004, leading among other things to an agreement for the closure of one plant as part of a reorganization of Comau Systèmes in France, as well as the closure of CNH’s Neustadt plant in Germany.

     Compensation. In Italy, average labor costs, including mandatory benefit payments and pension-plan contributions, grew roughly in line with the inflation rate. In the other countries where we operate, we focused on keeping compensation levels in line with cost-of-living increases and introduced variable compensation packages similar to those in effect in Italy.

     In 2003, on average, approximately 10% of the overall compensation of our executives and middle managers worldwide was paid pursuant to our performance-based variable compensation system (approximately 4% in 2002). For details of grants under our stock option plans, see Item 10. “Additional Information — Options to Purchase Securities from Registrant or its Subsidiaries.”

     Training and Scholarships. In 2003, Fiat Group companies throughout the world invested a total of €95 million, or 2% of total payroll costs, in professional development and training programs designed to support their operations. Approximately 71,000 employees participated in these programs in 2003

     Isvor Fiat, which acts as the corporate university of the Fiat Group and also sells its services to non-Group clients, in 2003 provided training, consulting and professional support programs representing a total of 29,200 classroom days. An additional 37,800 employees received a total of 798,000 hours of distance- and open-learning support.

     The Fiat Grants and Scholarships Program, which was created in 1996 and is reserved for the children of Group employees both in Italy and abroad, continued to enjoy considerable success. Since 2001, grants and scholarships have been awarded directly by individual Group sectors and companies, in order to give local managers a greater degree of involvement in programs affecting their employees.

     In 2003, we awarded 545 grants, including 183 to students in Italy and 362 to students in other countries (Brazil, France, Poland, Spain and the United States), in an aggregate amount of €978,000.

Item 7. Major Stockholders and Related Party Transactions

DESCRIPTION OF CAPITAL STOCK

     Fiat’s capital stock consists of ordinary shares, preference shares and savings shares with a par value of €5.00 each. As of May 31, 2004, the number of such shares outstanding was as follows: 800,417,598 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares.

     The increase in the number of ordinary shares from the 433,220,490 ordinary shares outstanding at December 31, 2002, is attributable to the capital increase completed by means of a rights offering in July 2003 (the “2003 Capital Increase”). In effecting the 2003 Capital Increase, which did not include a public offering in the U.S. and therefore generally excluded U.S. stockholders and ADR holders, Fiat offered eligible stockholders the right to purchase three new ordinary shares at a price of €5 each for every five ordinary, preference or savings shares they held. Existing stockholders exercised more than 98% of these rights, and remaining rights were auctioned on the Italian stock exchange and subsequently exercised. A total of 368,457,108 new ordinary shares were issued in connection with the 2003 Capital Increase, resulting in aggregate proceeds to the Company of approximately €1.8 billion.

     The 2003 Capital Increase followed a capital increase in February 2002, similarly completed by means of a rights offering (the “2002 Capital Increase”). In that offering, which was conducted entirely outside of the United States in accordance with Regulation S under the Securities Act and therefore excluded U.S. stockholders and ADR holders, existing holders of Fiat shares subscribed for a total of 65,820,600 new ordinary shares at a price of €15.5 each, for an aggregate amount of approximately €1.0 billion. Each eligible existing holder was entitled to purchase three new ordinary shares for every 25 ordinary, preference or savings shares held, and holders exercising their rights also received warrants entitling them to subscribe for an aggregate of 16,455,150 new ordinary shares authorized for issuance in January 2007 at a fixed price of €30 per share, or, at the issuer’s option, an equivalent amount of cash. In connection with the 2003 Capital Increase, in order to ensure the Company remains within its maximum authorized share capital of €8 billion at the time these warrants become exercisable, the Company acquired for cancellation 311,432 warrants, so that the maximum aggregate number of shares warrant holders are entitled to subscribe for was reduced to 16,377,292. See Note 9 to the Consolidated Financial Statements included in Item 18.

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

MAJOR STOCKHOLDERS

     Fiat is directly controlled by its largest single stockholder, IFIL S.p.A., which in turn is controlled by Istituto Finanziario Industriale S.p.A. (“IFI”). As part of a reorganization of IFI and IFIL effected in April 2003, IFI contributed its approximately 18% stake in Fiat to IFIL. As of May 31, 2004, IFIL owned 240,583,447 ordinary shares and 31,082,500 preference shares, representing 30.06% and 30.09%, respectively, of Fiat’s ordinary and preference shares outstanding as of such date.

     The following tables present information on each of those stockholders who owned more than 2% of Fiat’s ordinary shares and preference shares as of May 31, 2004, 2003, and 2002, based on information available to us as of such dates. “N/A” signifies that to our knowledge, as of the relevant date, the stockholder in question no longer owned 2% or more of our ordinary or preference shares, as applicable. Because the savings shares are in bearer form and are entered in the shareholders’ registry only at the request of the shareholder, our records do not indicate the extent to which savings shares are directly held by any single stockholder, and no stockholder has notified us that it owns more than 2% of our savings shares.

	As of May 31,
	2004		2003		2002
	No. of		No. of		No. of
	Ordinary	% of	Ordinary	% of	Ordinary	% of
	Shares	class	Shares	class	Shares	class
IFIL	240,583,447	30.06	131,661,820	30.39	131,661,810	30.39
Assicurazioni Generali S.p.A. (and affiliates)	26,001,817	2.76	13,544,071	3.13	13,571,634	3.13
Libyan Arab Foreign Investment Co.	21,670,817	2.70	13,151,215	3.04	N/A	N/A
Mediobanca — Banca di Credito Finanziario S.p.A.	19,112,590	2.39	13,220,368	3.05	13,220,368	3.05
SanPaolo-Imi (and affiliates)	16,535,954	2.07	10,084,575	2.33	12,602,408	2.91
Deutsche Bank AG (and affiliates)	N/A	N/A	12,157,409	2.81	12,157,409	2.81
Dodge & Cox	N/A	N/A	16,430,876	3.79	N/A	N/A
Pictet & Cie.	N/A	N/A	12,437,900	2.87	N/A	N/A
Southeastern Asset Management	N/A	N/A	11,466,150	2.65	11,466,150	2.65

	As of May 31,
	2004		2003		2002
	No. of		No. of		No. of
	Preference	% of	Preference	% of	Preference	% of
	Shares	class	Shares	class	Shares	class
IFIL	31,082,500	30.09	31,082,500	30.09	31,082,500	30.09
Capital Group International Inc.	N/A	N/A	N/A	N/A	4,370,910	4.20

     None of the shares held by the above stockholders provides any special voting rights.

     In June 1999, IFI, IFIL, Assicurazioni Generali S.p.A. and Deutsche Bank AG agreed to consult with each other (and with the Board of Directors of Fiat S.p.A.) prior to any sale of their respective shares in Fiat and to meet from time to discuss possible strategies to be undertaken by the Group. This arrangement expressly does not create any legal obligations among the parties and is not binding under Italian law. In September 2000, Imi Investimenti (then called Nuova Holding SanPaolo-IMI), an affiliate of SanPaolo-Imi, joined this arrangement.

     As noted above, Fiat is indirectly controlled by IFI, which in turn is controlled by Giovanni Agnelli & C. S.A.p.A. (“GA”), an Italian limited partnership, which, as of May 31, 2004, owned 100% of the voting power and 50% of the equity of IFI. John Philip Elkann, the Vice Chairman of the Board of Fiat S.p.A., is a general partner of GA and, together with other members of the Agnelli family, owns substantially all of the ownership interest in GA. Tiberto Brandolini d’Adda, a director of Fiat since May 30, 2004, is one of the other general partners of GA, and is also a member of the Agnelli family.

     Trading by the Group in Fiat Shares. Under Italian law, Italian companies are not permitted to purchase their own shares unless authorized to do so by their stockholders, and then only in accordance with certain legal requirements. The annual general meeting of Fiat stockholders held on May 13, 2003, renewed an existing authorization to purchase up to an aggregate amount of 61,642,560 of Fiat’s shares of all three classes for a period of 18 months, adding the requirement that the purchased shares, when added to the shares already held by Fiat and its subsidiaries, may not exceed a maximum of 10% of the total capital stock issued. The stockholders’ resolution also set the respective minimum and maximum purchase prices for any such repurchases at 10% below and 10% above the closing price of the relevant type of shares on the Italian Stock Exchange on the day preceding the relevant repurchase, and authorized the allocation of €1 billion of available reserves to a reserve for the repurchase of shares to be held as treasury stock, including the sums already used to make purchases in accordance with the existing authorization. However, these reserves were reduced by the annual general meeting of Fiat’s stockholders held on May 11, 2004, as part of the motion to cover the net losses incurred by the Group for fiscal 2003, to €28,044,570, equal to the treasury stock valuation reserve, which amount relates to shares already purchased and being held as treasury stock.

     As of June 23, 2004, Fiat S.p.A. held 4,384,019 ordinary shares in treasury.

     Subsidiaries of Italian companies may, subject to stringent restrictions under Italian law, purchase outstanding shares of their parent companies.

RELATED PARTY TRANSACTIONS

     Many of the Group’s operating companies provide services to other members of the Group. Transactions among Group companies, whether they are made to support vertical manufacturing integration or to provide services, are carried out at terms that, considering the quality of the goods or services involved, are competitive with those available in the marketplace.

     Within this framework, the main transactions between the parent company, Fiat S.p.A., and its subsidiaries and associated companies are summarized below:

•	Licensing of the right to use the Fiat trademark, for consideration based on a percentage of sales (0.5%), to Fiat Auto S.p.A.

•	Services provided by Fiat management personnel to Fiat Auto S.p.A., Iveco S.p.A., Teksid S.p.A., Magneti Marelli Holding S.p.A., Fiat Engineering S.p.A., Comau S.p.A., and other Group companies.

•	Grant of suretyships and guarantees in connection with the issuance of billets de trésorerie (Fiat France S.A.), bonds and lines of credit (Fiat Finance and Trade Ltd, Fiat Finance Luxembourg S.A., Fiat Auto Financial Services Limited, and New Holland Credit Company LLC); and to secure bank loans (Fiat Auto S.p.A., Teksid S.p.A., Fiat Partecipazioni S.p.A. (formerly Sicind S.p.A.), Fiat Automoveis S.A., Banco CNH Capital S.A., Case LLC, and other Group companies), and payment obligations under building rental contracts (Ingest Facility S.p.A., Fiat Auto S.p.A., Isvor Fiat S.c.p.A., Editrice La Stampa S.p.A., Fiat Automobil Vertriebs GmbH, International Metropolitan Automotive Promotion (France) S.A., Fiat Motor Sales Ltd, and other Group companies).

•	Rental of buildings to Ingest Facility S.p.A. and Fiat I&CS S.r.l.

•	Loans granted to and received from Fiat Ge.Va. S.p.A.

•	Purchases of support and consulting services provided by Fiat Gesco S.p.A. (taxation and administration), Fiat Ge.Va. S.p.A. (financial services) and Fiat International S.p.A. (international relations).

•	Purchases of inspection and internal auditing services from Fiat Revi S.c.r.l.

•	Purchases of information technology services provided by Global Value S.p.A.

•	Purchases of external relations services provided by Fiat I&CS S.r.l.

•	Purchases of office space and personal and real property maintenance services provided by Ingest Facility S.p.A., and other general services provided by Fiat Servizi per l’Industria S.c.p.a.

•	Purchases of personnel training services provided by Isvor Fiat S.c.p.A.

•	Purchases of automobiles from Fiat Auto S.p.A.

     We also effected the following transactions with other related parties:

•	Franzo Grande Stevens, a member of the Board of Directors until April 2004, received compensation in 2003 of €317,000 for legal services rendered to Fiat S.p.A., and €599,000 for such services rendered to Fiat Partecipazioni S.p.A.

•	Luigi Arnaudo, a former member of the Board of Directors of IFIL, received compensation of €40,000 for consultancy services provided to Fiat S.p.A.

•	Studio Benessia Maccagno, a law firm in which director Angelo Benessia is a partner, received compensation of €2.5 million for professional services rendered in connection with our equity investment in Italenergia Bis.

     Transactions involving intra-Group deliveries of goods and services that are part of the regular operations of the companies involved are discussed in Note 21(iv) “Other segment information” to the Consolidated Financial Statements included in Item 18.

     Other significant transactions among Group companies or with related parties that occurred during the year are reviewed below:

•	In April 2003, CNH carried out a capital increase of $2 billion by issuing 8,000,000 Convertible Series A Preference Shares at the price of $250 per share, which were all acquired by Fiat Group companies through the conversion of financial payables owed to them by CNH. The Series A preference shares, which are vested with ordinary voting rights, provide for dividends payable with respect to the 2005 and subsequent fiscal years at a rate based on the dividend yield of CNH’s common shares and CNH’s financial performance, and are convertible into 100,000,000 CNH common shares. If all the shares are converted, the percentage of voting shares held by Fiat S.p.A. in CNH through its subsidiary Fiat Netherlands Holding N.V. will increase from 84.2% to approximately 91%.

•	In April 2003, Fiat Auto Holdings B.V. approved a capital increase of up to €5 billion. Fiat Partecipazioni S.p.A. subscribed for an initial quota of €3 billion, and it or Fiat Auto Holdings B.V.’s other stockholder, General Motors, may subscribe for the remaining €2 billion by October 31, 2004. General Motors, did not participate in the initial capital increase and has stated that it does not intend to subscribe for additional shares. See Item 4. “Information on the Company — Sectors — Automobiles” and Note 14 to the Consolidated Financial Statements included in Item 18. As a result of the Fiat Partecipazioni S.p.A.’s subscription to the capital increase, its stake in Fiat Auto Holdings B.V. increased to 90%, while the stake of General Motors declined to 10%.

     In addition, we took the following actions as part of our corporate and legal streamlining programs in order to reduce administrative costs:

•	in the commercial vehicles sector, the former lead company of the sector, Iveco N.V., contributed all of its equity holdings in the sector to its subsidiary Iveco S.p.A., which is now the lead company of the sector;

•	in the production systems sector, the former lead company of the sector, Comau B.V., contributed all of its equity holdings in the sector to its subsidiary Comau S.p.A., which is now the lead company of the sector; and

•	following these contributions and as part of the same transaction, Iveco N.V. and Comau B.V. merged with Fiat Netherlands Holding N.V. The resulting entity, which retained the name Fiat Netherlands Holding N.V., is the direct holding company of CNH.

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

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

     Please refer to Item 18. “Financial Statements”.

OTHER FINANCIAL INFORMATION

Export Sales

     Export sales from Italy, which totaled €10,527 million in 2003, as compared with €11,998 million in 2002, represented approximately 22% of the Group’s net sales and revenues (approximately 22% in 2002).

Legal Proceedings

     Neither we nor any of our subsidiaries are a party to any legal proceeding that is pending or, as far as our senior management is aware, threatened or contemplated against us or any such subsidiary that, if determined adversely to us or any such subsidiary, would have a materially adverse effect, either individually or in the aggregate, on the business, financial condition or results of operations of the Fiat Group.

Dividend Policy

     If and when proposed by our Board of Directors, dividends are declared at the annual general meeting of our stockholders following the close of each fiscal year and paid in the middle of the following fiscal year with respect to shares outstanding on the date such dividends are declared. The following table sets forth the annual dividends payable per ordinary, preference and savings share in respect of each of the years indicated. The table also sets forth such dividend information, translated into dollars per ordinary, preference and savings ADS on the basis of the Noon Buying Rate for euros on the date that the respective dividends were payable.

	Ordinary		Preference		Savings
Dividends Payable in Respect of the
Fiscal Year ended December 31,	Share	ADS	Share	ADS	Share	ADS
	(euros)	($)	(euros)	($)	(euros)	($)
1999	0.62	0.58	0.62	0.58	0.77	0.72
2000	0.62	0.52	0.62	0.52	0.77	0.66
2001	0.31	0.27	0.31	0.27	0.47	0.41
2002	—	—	—	—	—	—
2003	—	—	—	—	—	—

     In recognition of the net loss we incurred, we were unable to declare or pay any dividends in respect of any category of shares for the fiscal year ended December 31, 2003, for the second year in a row, and the Board of Directors proposed to cover the losses incurred through recourse to the distributable reserves. Fiat’s stockholders approved this recommendation at the annual general meeting on May 11, 2004.

     Under our by-laws, when the dividend paid to savings stockholders in any year amounts to less than €0.31 per share, the difference between the amount paid and €0.31 must be added to the amount of the preferred dividend paid in the subsequent two years. The right to receive the amount of such difference when a dividend less than €0.31 is paid with respect to any year expires after two years, regardless of whether any dividend was paid with respect to the two subsequent fiscal years. Therefore, our failure to pay the minimum dividend of €0.31 per savings share in 2002 and 2003 requires that we add the amount of each missed dividend to the preferred dividend payable, if any, with respect to fiscal 2004.

     Whether future dividends will be paid will depend upon our earnings, financial condition and other factors, including the amount of dividends paid to it by its subsidiaries. We are not subject to any Italian governmental restrictions on dividend payments to foreign stockholders.

SIGNIFICANT CHANGES

     No significant change in our financial condition has occurred since the date of the most recent Consolidated Financial Statements included in this annual report.

Item 9. The Offer and Listing

TRADING MARKETS AND SHARE PRICES

     The principal trading market for Fiat’s ordinary, preference and savings shares is the Italian Stock Exchange, where Fiat has been listed since 1906. These shares are also listed on the Frankfurt Stock Exchange (since 1963), the Paris Stock Exchange (since 1963) and are quoted in London on SEAQ. Ordinary, preference and savings American Depositary Shares (each representing one current ordinary, preference or savings share, respectively) are listed on the New York Stock Exchange. JPMorgan Chase Bank is Fiat’s depositary for purposes of issuing the American Depositary Receipts (“ADRs”) evidencing the ordinary, preference or savings ADSs.

     The following table sets forth, for the periods indicated, the reported high and low sales prices of the ordinary and preference ADRs on the New York Stock Exchange. As there has been essentially no trading activity in the savings ADRs during the periods indicated, prices for those ADRs are not included in this table.

	Ordinary		Preference
	ADRs		ADRs
	High	Low	High	Low
	(in dollars)
1999	$41.37	$27.18	$22.12	$13.00
2000	36.06	21.18	21.87	12.75
2001	25.55	14.30	17.12	10.50
2002
First Quarter	16.83	11.96	11.50	10.50
Second Quarter	14.03	11.59	11.00	8.60
Third Quarter	12.64	9.35	8.65	6.30
Fourth Quarter	10.33	7.90	5.50	4.95
2003
First Quarter	10.02	6.09	5.60	4.00
Second Quarter	8.70	7.18	4.50	3.80
Third Quarter	8.10	6.06	6.55	4.50
Fourth Quarter	8.25	7.35	6.00	4.70
December 2003	7.99	7.50	5.40	5.25
2004
January 2004	7.98	7.27	5.25	5.00
February 2004	8.07	7.25	4.65	4.65
March 2004	7.86	6.68	5.00	4.00
April 2004	7.32	6.78	5.00	4.00
May 2004	7.09	6.24	4.00	4.00

     The following table sets forth, for the periods indicated, the reported high and low sales prices for the ordinary shares, preference shares and savings shares on the Italian Stock Exchange.

	Ordinary		Preference		Savings
	Shares		Shares		Shares
	High	Low	High	Low	High	Low
	(in euros)
1999	€34.78	€26.27	€18.64	€12.62	€19.13	€13.15
2000	36.06	21.18	21.87	12.75	36.06	21.18
2001	27.55	15.99	18.34	10.50	16.38	9.54
2002
First Quarter	17.339	13.638	12.184	9.495	11.381	8.954
Second Quarter	15.534	11.535	11.028	8.138	10.295	7.918
Third Quarter	12.871	9.556	8.944	5.919	8.510	5.803
Fourth Quarter	10.090	7.704	6.112	4.273	5.979	4.183
2003
First Quarter	9.44	5.599	5.609	3.253	5.514	3.320
Second Quarter	7.306	5.562	4.507	3.259	4.532	3.284
Third Quarter	7.211	5.248	5.642	3.289	4.438	3.369
Fourth Quarter	7.062	6.063	4.187	3.642	4.347	3.902
Fourth Quarter	7.062	6.063	4.187	3.642	4.347	3.902
December 2003	6.630	6.063	3.954	3.642	4.182	3.902
2004
January 2004	6.395	5.758	3.824	3.523	4.053	3.824
February 2004	6.412	5.833	3.852	3.573	4.079	3.786
March 2004	6.293	5.458	3.819	3.412	4.021	3.701
April 2004	6.152	5.626	3.767	3.498	4.019	3.710
May 2004	5.829	5.254	3.573	3.301	3.833	3.573

     As of May 31, 2004, 800,417,598 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares were outstanding. As of the same date, there were outstanding 5,131,659 ordinary ADSs held by 181 record holders, 243,948 preference ADSs held by 7 record holders and 265 savings ADSs held by 3 record holders.

     In addition to the shares represented by the ADSs, at June 30, 2002, the last date upon which we paid a dividend, 12,715,241 ordinary shares and 1,530,235 preference shares were held of record in the United States. These ordinary shares and preference shares were held of record by 269 and 139 holders, respectively, and, together with the shares represented by the ADRs, represented in the aggregate 5.32% and 1.66% of the number of ordinary shares and preference shares then outstanding. Because the savings shares are in bearer form, our records do not indicate the extent to which savings shares are directly held in the United States. Since certain of the ordinary shares, preference shares and ADSs were held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

     On June 15, 2004, the closing prices of our ordinary, preference and savings shares on the Italian Stock Exchange were €6.216, €3.758 and €4.083, respectively, and the closing prices of our ordinary and preference ADRs on the New York Stock Exchange were $7.59 and $4.00, respectively.

Item 10. Additional Information

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR ITS SUBSIDIARIES

     Our Board has approved stock option plans that have been made available to an aggregate of approximately 900 managers at the Group’s Italian and foreign companies, specifically those who have the title of “director” or who have been included in a management development program for high-potential managers. The terms of the various stock option plans generally include the following:

•	Options are granted to individual managers on the basis of objective parameters that take into account the level of responsibility assigned to each individual, as well as his or her performance.

•	If employment is terminated or an employee’s relationship with the Group is otherwise severed, options that are not exercisable become null and void. However, vested options may be exercised within 30 days from the date of termination, subject to certain exceptions.

•	The option exercise price is determined based on the average price of our ordinary shares on the Italian Stock Exchange for the month preceding the option grant, and is subject to adjustment in certain circumstances involving a change in our share capital. The exercise price must be paid in cash upon purchase of the underlying shares.

•	The options are normally exercisable starting one year after they are granted and for a period of eight years thereafter; however, during the first four years during which exercise is permitted, exercise is limited to annual tranches, which are cumulative, of no more than 25% of the total number of options granted.

     The following table lists each of our stock option plans by date, number of grantees, total options granted, exercise price and scheduled expiration date.

		Total Options	Options Still	Exercise
Year of Grant	No. of Grantees	Granted	Outstanding	Price*	Expiration
1999(1)	578	1,248,000	479,300	€26.120	Mar. 31, 2007
2000	783	5,158,000	2,591,500	€28.122	Feb. 18, 2008
2001 (February)	16	785,000	430,000	€24.853	Feb. 27, 2009
2001 (October)	775	5,417,500	3,449,000	€16.526	Oct. 31, 2009
2002	731	6,100,000	4,682,000	€10.397	Sept. 12, 2010

*	All as adjusted following the capital increases effected by Fiat S.p.A. in 2002 and 2003.

(1)	Unlike the subsequent plans, the 1999 plan provided that the grantee could exercise 50% of the options granted after two years, and the remaining balance any time from and after the end of the third year following the grant. The subsequent plans generally contain the terms described above the table.

     In addition, in 2002, we granted four senior managers an aggregate of 320,000 stock options with respect to an equivalent number of Fiat ordinary shares, with exercise prices (as adjusted for the 2003 capital increase) ranging from €12.074 to €14.506 per share, and in 2003, we granted two senior managers an aggregate of 1,045,943 million stock options to purchase an equivalent number of Fiat ordinary shares, with exercise prices ranging from €6.678 to €6.712 per share.

     On March 27, 2003, the Board adopted a resolution to grant to Giuseppe Morchio, then our chief executive officer, 11,822,195 options to purchase Fiat ordinary shares at a price of €6.344 per share; on July 31, 2003, in connection with the capital increase approved in June 2003, the Board of Directors revoked this resolution and resolved instead to grant to Mr. Morchio 13,338,076 options to purchase Fiat ordinary shares at the price of €5.623 per share. Following Mr. Morchio’s resignation, 10,670,461 of these options expired. The remaining options have all vested and are exercisable until May 30, 2005.

     The following table summarizes the number of shares under option, the average exercise price and the market price of outstanding options, as of January 1 and December 31 of each of 2003 and 2002:

	2003			2002
		Average			Average
	Number of	exercise	Market	Number of	exercise	Market
	options	price(*)	price(**)	options	price(*)	price(**)
Options outstanding on 1/1	15,791,700	€18.8	€7.7	12,608,500	€24.41	€17.92
Options granted during the year	1,045,943	€6.69	€6.69	6,420,000	€11.32	€11.32
Expired options	4,139,900	—	—	3,236,800	—	—
Options outstanding on 12/31	12,697,743	€16.46	€6.14	15,791,700	€18.8	€7.7
Options exercisable on 12/31	5,537,925	€20.45	€6.14	3,784,575	€25.86	€7.7

(*)	These exercise prices are as adjusted following the capital increases in January 2002 and July 2003.
(**)	For purposes of the table, the market price for options outstanding on January 1, 2003 and 2002, means the official share price on the Italian Stock Exchange on the last trading day of the year in 2002 and 2001, respectively; the market price for options outstanding on December 31, 2003 and 2002, means the official share price on the Italian Stock Exchange on the last trading day of the year in those years; and the market price for options granted during the year is calculated as the average price of our shares on the Italian Stock Exchange over the month preceding the grant (the same method used to calculate the exercise price of the option granted).

     For additional information on our stock option plans, see Note 24(u) to the Consolidated Financial Statements included in Item 18.

BY-LAWS

     The following is a summary of certain information concerning our shares and by-laws (Statuto) and of Italian law applicable to Italian companies whose shares are listed in a regulated market in the European Union, as in effect at the date of this annual report. The summary contains all the information that we consider to be material regarding the shares but does not purport to be complete and is qualified in its entirety by reference to the by-laws or Italian law, as the case may be.

General

     Our issued and outstanding share capital consists of 801,417,598 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares, all with a par value of €5 each. All of the issued and outstanding shares are fully paid, non-assessable and in registered form.

     Fiat S.p.A., whose registered office is in Turin, Italy, at Via Nizza 250, is registered with the Companies’ Registry of Turin at n. 00469580013.

     As set forth in Article 3 of the by-laws, our corporate purpose is to engage in activities relating to the passenger and commercial vehicles, transport, mechanical engineering, agricultural equipment, energy and propulsion industries, as well as any other manufacturing, commercial, financial or other activities and services. We are generally authorized to take any actions necessary or useful to achieve its corporate purpose.

Authorization of Shares

     An aggregate of up to 16,377,292 new ordinary shares have been authorized for issuance on February 1, 2007, to the extent required to satisfy exercise of the warrants issued in connection with 2002 Capital Increase. The Company’s capital stock may also be increased by issuing ordinary and/or preference and/or savings shares with the same characteristics as those already outstanding in exchange for the contribution of assets or the cancellation of accounts payable. In addition, our board of directors is authorized, by and not later than September 11, 2007, to increase the capital stock, on one or more occasions, up to a maximum of €8 billion, and to issue convertible debentures, on one or more occasions, up to the same limit,. Increases in capital resolved pursuant to this authorization may be reserved for employees of the Company and its subsidiaries, in accordance with the procedures and criteria established by the board of directors provided the amount each time does not exceed the limit of 1% of the Company’s capital stock.

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

     Capital stock increases deriving from the exercise of the powers delegated to the board, including those required by the conversion of debentures or the exercise of warrants, are implemented through the issue of shares belonging to the existing classes of shares. In the event of a capital stock increase, the holders of shares of each class hold preemptive rights to subscribe for a proportionate number of newly issued shares of the class they hold, or shares of another class (or classes) if shares of their class are not available or are insufficient. See “—Preemptive Rights” below.

Form and Transfer of Shares

     Pursuant to Legislative Decree No. 58 of February 24, 1998 (“Decree No. 58”), Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and implementing Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”) of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange, or “CONSOB”), since January 1, 1999, stockholders may no longer obtain physical delivery of share certificates representing shares of Italian listed companies. The transfer and exchange of shares takes place exclusively through an electronic book-entry system. All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), which is defined by Regulation No. 11768 as:

•	an Italian or EU bank;

•	a non-EU bank authorized by the Bank of Italy to operate in the Italian market;

•	a SIM (società di intermediazione mobiliare, or an Italian investment company);

•	an EU investment company;

•	a non-EU investment company authorized by CONSOB to provide investment services in Italy;

•	an Italian asset management company;

•	a stock broker;

•	the company that issued the shares, or that controls the company that issued the shares;

•	the Bank of Italy;

•	an EU or non-EU entity operating a centralized clearing system;

•	a financial intermediary operating a clearing system governed by art. 69(2) and 70 of Decree No. 58;

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993;

•	the Italian Post Office (Poste Italiane S.p.A.);

•	Cassa Depositi e Prestiti (a state-owned entity mainly responsible for extending loans to public administration bodies);

•	the Treasury Ministry; or

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.

     The Intermediary in turn deposits the shares with Monte Titoli S.p.A. (“Monte Titoli”), which operates the Italian centralized securities clearing system, or, at the election of the company issuing the shares, with another company authorized by CONSOB to operate a centralized clearing system in Italy.

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

     Each Intermediary maintains a custody account for each of its clients containing the client’s financial instruments and keeps a record of all transfers, payments of dividends, exercises of rights attributable to such instruments and charges or other encumbrances on the instruments. An account holder may obtain proof of ownership of the shares by submitting a request to the Intermediary for the issue of a certified statement of account. The request must indicate the quantity of the financial instruments in respect of which the statement is requested, the rights which the applicant intends to exercise (and, in the case of rights exercisable at stockholders’ meetings, the date and nature of the meeting) and the period of time for which the certificate must be valid. Within three business days of receipt of such request, the Intermediary must issue a certified statement of account constituting evidence of the account holder’s ownership of the financial instruments indicated. Once a certificate has been issued, the Intermediary may not effect any transfer of the corresponding securities until the certificate expires or is returned.

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

     Dividends are payable to those persons who hold the shares through an Intermediary on the dividend payment date declared by the stockholders’ meeting. Dividends not collected within five years from the dividend payment date are forfeited to the benefit of the Company. Payments in respect of dividends are distributed through Monte Titoli to each stockholder by that stockholder’s Intermediary. Holders of ADSs are entitled to receive payments in respect of dividends on the underlying shares through JPMorgan Chase Bank, as ADR depositary (“JPMorgan Chase”), in accordance with the deposit agreement relating to the ADRs. See Item 8. “Financial Information — Dividend Policy”.

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

     Proxies may be collected by a stockholders’ association provided that such association has been formed by notarized private agreement, does not carry out business activities and is made up of at least 50 individuals, each of whom owns not more than 0.1% of the Company’s voting capital. Members of the stockholders’ association may, but are not obliged to, grant proxies to the legal representative of the association, and proxies may also be granted in respect of only certain of the matters to be discussed at a given stockholders’ meeting. The association votes in compliance with the instructions, whether the same or different, given by each member who has granted a proxy to the association.

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

Board of Directors

     Pursuant to the Company’s by-laws, the Company’s board of directors must consist of nine to fifteen individuals. The board of directors is elected at a stockholders’ meeting for a term of up to three fiscal years, as determined by the stockholders from time to time. The directors, who may but are not required to be stockholders of the Company, may be re-elected for successive terms. In accordance with the by-laws, the board of directors has complete power of ordinary and extraordinary administration of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the by-laws to the competence of the stockholders.

     The board of directors appoints from among its members a chairman, a vice chairman if deemed advisable, and one or more chief executive officers. In the case of the absence or incapacity of the chairman, the vice chairman, if appointed, will assume the chairman’s functions. The chairman of the board, the vice chairman, if appointed, and the chief executive officer(s), separately, are the Company’s legal representatives and have the power to execute the duties conferred on them by the board. The board of directors is charged with establishing an Internal Control Committee and a Nominating and Compensation Committee, and may set up an Executive Committee and other committees with specific functions and tasks, and fix the composition and operating procedures of such committees (see Item 6. “Directors, Senior Management and Employees — Directors”). The board of directors may also appoint one or more chief operating officers and may designate a secretary, who need not be a member of the board.

     Meetings of the board of directors are called by written notice, containing a full agenda for the meetings, sent at least five days before the day on which the meeting is to be held, except in urgent situations. Board meetings can be called by the chairman, at least once every quarter and whenever the chairman deems it appropriate, or when requested by at least three directors, acting together, or by one of the directors to whom powers have been delegated. Meetings of the board of directors can also be called, after consultation with the chairman, by at least two statutory auditors.

     Board meetings are presided over by the chairman, or in his absence, by the vice chairman, if appointed; in their absence, the board designates another director to take the chair. Directors to whom powers have been delegated must report to the Board of Directors and the Board of Statutory Auditors on a quarterly basis on their activities and business outlook, as well as on transactions carried out by the Company or its subsidiaries that are particularly significant in terms of size or characteristics, and each Director is required to disclose any interest that he/she may have, either directly or on behalf of third parties, in any transaction to which the Company is a party. Based on the information it receives, the Board of Directors evaluates the adequacy of the Company’s organization, administrative structure and accounting system; reviews the Company’s strategic, industrial and financial plans; and based on reports provided by the bodies with delegated powers, assesses the general performance of the Company’s operations. The quorum for board meetings is a majority of directors in office. Resolutions are passed by an absolute majority of votes of the directors present. In the case of a tie, the chairman of the meeting has the deciding vote. Resolutions are recorded in the minutes and signed by the chairman of the meeting and the secretary.

     Under Italian law, directors may be removed from office at any time by the vote of stockholders at an ordinary stockholders’ meeting, although, if removed in circumstances where there was no just cause, removed directors may have a claim for indemnification against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary stockholders’ meeting. If at any time more than half of the members of the board of directors appointed at a stockholders’ meeting resign or otherwise cease to be directors, the term of the entire board of directors will be considered to have lapsed and the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors)must promptly call an ordinary stockholders’ meeting to appoint a new board of directors.

     The compensation of directors and members of the executive committee (if any) is determined by the stockholders, and remains in effect until they resolve otherwise. The compensation of directors holding particular offices is determined by the board of directors, after consultations with the board of statutory auditors.

Statutory Auditors

     In addition to electing the board of directors, the Company’s stockholders elect a board of statutory auditors (Collegio Sindacale). At ordinary stockholders’ meetings of the Company, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the board of statutory auditors must provide evidence that he/she is in good standing and meets certain standards of integrity, professional and independence.

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

     The Company’s by-laws (art. 17) currently provide that the board of statutory auditors is to consist of three statutory auditors and three alternate statutory auditors (who automatically replace statutory auditors who resign or are otherwise unable to serve). The by-laws require that each of our statutory auditors be a registered chartered accountant and have at least three years’ experience as a statutory auditor. The by-laws also require that statutory auditors not hold the position of statutory auditor in more than five other listed companies (not including parent or subsidiaries of the Company). According to the Company’s by-laws, the statutory auditors are elected according to a cumulative voting system, whereby each stockholder or group of stockholders holding at least 1% of the capital with the right to vote at an ordinary stockholders’ meeting may present a slate, or a list of candidates. Each stockholder or group of stockholders may present and vote for only one list, and each candidate may be named on only one list. Two auditors and two alternate auditors are elected from the slate which gets the highest number of votes, and the remaining auditor and alternate auditor are elected from the list getting the second-highest number of votes. The candidate listed first on the slate garnering the highest number of votes becomes chairman. The minority has the right to appoint one regular and one alternate auditor. The lists presented must be deposited at the Company’s offices at least ten days prior to the original date set for the ordinary stockholders’ meeting at which the vote is to take place.

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

     The Company’s board of statutory auditors is required to meet at least once every 90 days. In addition, the statutory auditors attend meetings of the Company’s board of directors, stockholders’ meetings and meetings of the Company’s executive committee (if any). The statutory auditors may call a meeting of the stockholders, the board of directors or the executive committee. They may also exchange information with the Company’s external auditors, and may, even individually, request information on the management of the Company or of its subsidiaries from the directors and carry out inspections and verifications at the Company. The board of statutory auditors may report to the competent court serious breaches of the duties of the directors. The Company’s board of statutory auditors is also required to notify the CONSOB without delay of any irregularities found during its review activities. CONSOB may report to the competent court serious breaches of the duties of the statutory auditors of a listed company.

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

     The stockholders’ meeting of June 23, 1999 appointed the audit firm Arthur Andersen S.p.A. as auditor of Fiat S.p.A. and, consequently, as principal auditor to the Group for the three-year period 2000-2002, which appointment expired with that firm’s audit of the December 31, 2002 financial statements. During 2002, Arthur Andersen S.p.A. terminated its affiliation with the Andersen Worldwide network and entered into an agreement to associate with the Deloitte Touche Tohmatsu international practice, through an agreement with that network’s Italian member firm, Deloitte & Touche S.p.A., and changed its business name to “Deloitte & Touche Italia S.p.A.” These events had no impact on the legal and statutory relationship between Fiat and the audit firm appointed in accordance with Decree No. 58, whose continuing registration in the register of audit firms maintained by CONSOB in accordance with article 161 of that decree was confirmed in CONSOB resolution (“delibera”) no. 13922 of February 4, 2003. Accordingly, the auditors’ reports on the

Company’s consolidated and unconsolidated financial statements as of and for the year ended December 31, 2002 were issued under the new business name “Deloitte & Touche Italia S.p.A.”, with legal offices at Via della Moscova 3, Milan, Italy. The audit of the consolidated financial statements as of and for the year ended December 31, 2002 was performed with the involvement of foreign correspondent firms also affiliated to the Deloitte Touche Tohmatsu international network and Deloitte & Touche LLP has confirmed to the Securities and Exchange Commission that Deloitte & Touche Italia S.p.A. was qualified to practice before the Commission, having provided written representation that policies and practices consistent with the objectives set forth in Appendix K, SECPS §1000.45 have been established.

     The stockholders’ meeting held on May 13, 2003 reappointed Deloitte & Touche Italia S.p.A. as the Company’s external auditors for each fiscal year in the three-year period 2003 through 2005.

     On July 31, 2003, Deloitte & Touche Italia S.p.A. contributed its audit business to a newly incorporated company, Deloitte & Touche S.p.A., which combines the businesses of the two previously existing Italian entities affiliated with the Deloitte Touche Tohmatsu international network and is registered with CONSOB. As a result of this legal contribution, Deloitte & Touche Italia S.p.A.’s engagement as our external auditors for the three-year period 2003-2005 has transferred to the new entity Deloitte & Touche S.p.A.

Meetings of Stockholders

     Stockholders are entitled to attend and vote at ordinary and extraordinary stockholders’ meetings. Votes may be cast personally or by proxy. Stockholders’ meetings may be called by the Company’s board of directors. According to the Company’s by-laws (art.7), stockholders are informed of all stockholders’ meetings to be held by publication of a notice in the Italian daily newspapers La Stampa and Il Sole 24 Ore or, if both these newspapers are not published, in the Official Gazette of the Republic of Italy. Stockholders’ meetings must be convened at least once a year. The annual unconsolidated financial statements of the Company are submitted for approval to the ordinary stockholders’ meeting, which must be convened within 180 days after the end of the Company’s financial year. At ordinary stockholders’ meetings, stockholders also appoint the external auditors, approve the distribution of dividends, elect and determine the remuneration of the boards of directors and statutory auditors and vote on any other business matter the resolution or authorization of which is entrusted to them by law or by the Company’s by-laws, including authorizing the company to purchase its own shares.

     Extraordinary stockholders’ meetings may be called to pass upon spin-offs, dissolutions, the appointment of receivers and similar extraordinary actions. Extraordinary stockholders’ meetings may also be called to resolve upon proposed amendments to the by-laws, issuance of convertible debentures, mergers and de-mergers and capital increases and reductions where such resolutions may not be taken by the Company’s board of directors. In particular, the Company’s board of directors may transfer the Company’s registered office within Turin or resolve upon other amendments to the by-laws when these amendments are required by law, resolve upon mergers by absorption into the Company of its subsidiaries in which it holds at least 90% of the issued share capital and reductions of the Company’s share capital in case of withdrawal of a stockholder. The Company’s board of directors may also resolve upon the issuance of shares or convertible debentures if such powers have been previously delegated to the board of directors by vote of the extraordinary stockholders’ meeting.

     The notice of a stockholders’ meeting may specify up to two meeting dates for an ordinary stockholders’ meeting and three meeting dates for an extraordinary stockholders’ meeting; such meeting dates are generally referred to as “calls”.

     The quorum required for stockholder action at an ordinary stockholders’ meeting on first call is at least 50% of the capital stock entitled to vote, while on second call there is no quorum requirement. In either case, resolutions may be approved by holders of an absolute majority of the shares present or represented at the meeting, except for the election of directors, for which a simple majority of the vote is sufficient, and for the election of statutory auditors, for which the provisions of art. 17 of the by-laws shall apply. The quorum required at an extraordinary stockholders’ meeting on first call is at least 50% of the capital stock with voting rights, while on second and third call, the quorum required is more than one-third and at least one-fifth of the capital stock, respectively. Resolutions of any extraordinary stockholders’ meeting require the approval of at least two-thirds of the shares represented at such meeting, except for special cases where particular majorities are expressly required by law.

     To attend any stockholders’ meeting, holders of shares must obtain a certified statement of account evidencing their ownership of the shares. Such statements, which must be communicated to the Company ahead of time, may be obtained by owners of shares through their Intermediary.

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

     Proxy solicitation is permitted. See “— Voting Rights” above.

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

Liquidation Rights

     Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, stockholders are entitled to a distribution in liquidation that is equal to the nominal value of their shares (to the extent available out of the net assets of the Company). In the event of liquidation, the Company’s assets shall be distributed to the stockholders in the following order, in each case to the extent any assets are available: to savings shares, up to their par value; to preference shares, up to their par value; to ordinary shares, up to their par value; the balance, if any, to shares of all three classes in equal proportions.

Purchase by the Company of its Own Shares

     The Company is permitted to purchase its own shares, subject to certain conditions and limitations provided by Italian law. Shares may be purchased only out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest stockholder-approved unconsolidated financial statements. In addition, the Company may repurchase only fully paid-in shares. Such purchases must be authorized by a stockholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by the Company or any of its subsidiaries may not (except in limited circumstances) exceed in aggregate 10% of the total number of shares then issued, and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by the stockholders. Shares held in excess of the 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the shares of the Company by its subsidiaries.

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

     As of June 23, 2004, Fiat S.p.A. held 4,384,019 ordinary shares in treasury.

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

     In addition, any person whose aggregate interest in the voting shares of a listed company exceeds or falls below 2%, 5%, 7.5%, 10% and successive percentages being multiples of 5, respectively, of the listed company’s voting share capital, is obliged to notify CONSOB and the issuer. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the voting rights attributable thereto are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account must also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of 5%, 10%, 25%, 50% and 75%, shares which a person either (i) has an option to, directly or indirectly, acquire or sell or (ii) may acquire pursuant to the exercise of a warrant or conversion right which is exercisable within 60 days, must also be taken into account. The notification must be repeated when such person, upon the exercise of either such right, acquires or sells shares which cause his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification must be made (except in certain circumstances) within five trading days of the event which gives rise to the notification obligation.

     Cross ownership of listed companies may not exceed 2% of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed 2% of the voting shares of the listed company and 10% of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the later in time to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold, and must sell the excess shares within a period of 12 months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which company was the later to exceed the threshold, the limitation on voting rights and the obligation to sell the excess shares will apply to both companies, subject to an agreement to the contrary between them. The 2% limit for cross ownership is increased to 5% if such limit is exceeded by the two companies only pursuant to an agreement authorized in advance by an ordinary stockholders’ meeting of each company. In addition, if a party holds an interest in excess of 2% of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above 2% in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess of the limit may not be exercised. If it is not possible to ascertain which is the later party to exceed the limit, the limitation on voting rights will apply to both, subject to any agreement to the contrary between the two parties. Any stockholders’ resolution approved in violation of the limitation on voting rights may be annulled if the resolution would not have been adopted in the absence of such votes. These cross-ownership provisions do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits set forth in Article 2359 bis of the Italian Civil Code and following the procedures described under “— Purchase by the Company of its Own Shares”; however, certain restrictions on the manner of purchase apply.

     Pursuant to Decree No. 58, agreements among stockholders of a listed company or of its parent company, must be notified to CONSOB within five days, published in summary form in the press within 10 days and filed with the Chamber of Commerce within 15 days. Failure to comply with these rules will render such agreements null and void, and the shares subject to such agreements cannot be voted. These rules apply to stockholders’ agreements which:

(i)	concern, or require prior consultation for, the exercise of voting rights in a listed company or its controlling company;

(ii)	contain limitations on the transfer of shares of a listed company or its controlling company, of or securities which grant the right to purchase or subscribe for such shares;

(iii)	provide for the purchase of shares or securities mentioned in point (ii) above; or

(iv)	have as their object or effect the exercise (including joint exercise) of a dominant influence over a listed company or its controlling company.

     Any such stockholders’ agreement may have a maximum term of three years, or an unlimited term if it can be terminated by a party upon six months’ prior notice. In case of a public tender offer,

stockholders who intend to participate may withdraw from such an agreement without notice, such withdrawal being effective only in the event that the relevant shares are actually sold.

     Regulation 11971 contains provisions governing the method and content of the notification and publication of such agreements, as well as of subsequent amendments thereto. The regulation also provides that any party to an agreement referred to in points (i) or (iv) above in respect of more than 5% of the listed company’s share capital is obliged to notify CONSOB and the listed company in question of its overall shareholding in the listed company, unless such information has already been notified in compliance with other provisions of Decree No. 58.

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

Minority Stockholders’ Rights

     Stockholders’ resolutions that are not adopted in conformity with applicable law or the by-laws of the Company may be challenged (with certain limitations and exceptions) within 90 days by absent, dissenting or abstaining stockholders holding shares entitled to vote on the resolution representing in the aggregate at least 0.1% of the Company’s share capital, as well as by the Company’s directors or by the board of statutory auditors. Stockholders not reaching this threshold or stockholders not entitled to vote at the Company’s meetings may not challenge such a resolution, but may claim damages, if any, arising therefrom.

     If stockholders’ resolutions are passed that approve, among other things, material modifications of the Company’s corporate purpose or of the voting rights of our shares, the transformation of the Company from a stock corporation into a different legal entity, the transfer of the Company’s registered seat outside Italy or the de-listing of the Company’s shares, dissenting or absent stockholders may require the Company to buy back their shares at a per-share price equal to the average closing price of the shares on the Italian Stock Exchange over the previous six months.

     Each stockholder may bring to the attention of the board of statutory auditors facts or acts that such stockholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the stockholders’ meeting. If such stockholders represent more than 2% of the share capital of the Company, the board of statutory auditors must investigate without delay and report its findings and recommendations to the stockholders’ meeting. Stockholders representing more than 5% of the Company’s share capital have the right to report to the competent court serious breaches of the duties of the directors which may be prejudicial to the Company or to its subsidiaries. In addition, stockholders representing at least 5% of the Company’s share capital may commence derivative suits before the competent court against directors, statutory auditors and general managers of the Company. The Company may waive or settle the suit unless stockholders holding more than 5% of the shares vote against such waiver or settlement. The Company will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.

     Minority stockholders may also elect one regular and one alternate member of the board of statutory auditors, pursuant to the slate voting system introduced pursuant to Decree No. 58. See “— Statutory Auditors” above.

Tender Offer Rules

     Pursuant to Decree No. 58, a public tender offer must be made by any person who, by reason of one or more purchases of shares, holds more than 30% of the shares of an Italian company listed on the Italian Stock Exchange that entitle holders to elect or revoke the election of directors or to commence derivative suits against them (as applicable to the Company, our ordinary shares). Any such tender offer must cover all the ordinary shares of the subject company. Similarly, a tender offer for all of the ordinary shares of a listed company must be made by any person who, having more than 30% of the ordinary shares without exercising majority voting rights at ordinary stockholders’ meetings, acquires more than 3% of the ordinary shares during a 12-month period by way of acquisition or exercise of subscription or conversion rights. The offer must be launched within 30 days of the date on which the relevant threshold was exceeded, at a price not lower than the average of the weighted average of the market price for the shares in the previous 12 months, and the highest price paid for the ordinary shares by the offeror in the same period.

     Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when: (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any ordinary shares exceeding the 30% threshold and (b) to sell any shares exceeding the 30% threshold within 12 months from the date of purchase); (ii) another person (or several persons acting jointly) already owns more than 50% of the outstanding ordinary shares; (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB; (iv) the 30% threshold is exceeded as a result of transfers of ordinary shares among related persons; (v) the 30% threshold is exceeded as a result of the exercise of preemptive rights; or (vi) the 30% threshold is exceeded through mergers or demergers having an industrial purpose, approved by the stockholders of the company whose shares would otherwise be the target of the tender offer.

     Decree No. 58 provides further that the acquisition of an interest of more than 30% of the ordinary shares of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched for 60% or more of the ordinary shares of the company. This exception, however, is available only if (i) the tender offer has been approved by stockholders of the company holding a majority of the ordinary shares (excluding the offeror and the current majority stockholder), and (ii) the offeror (including its subsidiaries, controlling persons, related companies and other persons connected to it by virtue of stockholders’ agreements, among other things) has not acquired more than 1% of the ordinary shares of the company in the preceding 12 months. CONSOB is responsible for ensuring compliance with these conditions before allowing a tender offer to be launched. After such an offer has been completed, the offeror will become subject to the duty to launch an offer for 100% of the ordinary shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than 1% of the ordinary shares of the company or (ii) it approves a merger or spin-off.

     Finally, Decree No. 58 provides that anyone holding 90% or more of the common stock of a company must launch an offer for the remaining voting shares unless an adequate distribution is restored so as to ensure proper trading within a period of 120 days. Any stockholder holding more than 98% of the common stock of a listed company following a tender offer for all the voting shares issued by the company has the right to obtain title to the remaining voting shares within four months of the end of the tender offer if it has stated in the offer document its intention to make such an acquisition at a price set by a court-appointed expert.

Significant Differences with Corporate Governance Practices under NYSE Rules

     Overview. Corporate governance rules for Italian stock corporations (società per azioni) listed on the Italian Stock Exchange are set forth in the Italian Civil Code (the “Civil Code”) and in Decree No. 58, as well as in the Corporate Governance Code of the Italian Stock Exchange. As described in more detail below, these Italian corporate governance rules differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Manual.

     Under the Civil Code and Decree No. 58, governing bodies of Italian corporations are assigned specific powers and duties that are legally binding and from which there can be no derogation. The Corporate Governance Code builds on this general framework to provide corporate governance recommendations intended to reflect generally accepted best practice. While these recommendations are not legally binding, regulations issued by the Italian Stock Exchange require that its listed companies issue an annual corporate governance report disclosing whether a company is in compliance with these recommendations and containing a general description of a company’s own corporate governance system. As stated in our 2003 Annual Report on Corporate Governance, which we issued on April 23, 2004, we have adopted and abide by the Corporate Governance Code recommendations.

     We follow the traditional system of Italian corporate governance, which provides for two main corporate governing bodies — the board of directors and the board of statutory auditors. This system contrasts with the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the board of directors’ serving as the sole governing body. See “— Board of Directors” and
“— Statutory Auditors” above for a description of the powers and duties of our board of directors and of our board of statutory auditors, respectively. The members of our board of directors and board of statutory auditors, as well as our external auditors, are directly and separately appointed by stockholder resolution at general stockholders’ meetings.

     Following is a summary of the significant differences between Italian corporate governance rules and practices, as we have implemented them, and those applicable to U.S. issuers under NYSE listing standards.

Independent Directors

     NYSE domestic company standards. The NYSE listing standards applicable to U.S. companies provide that “independent” directors must comprise a majority of the board. In order for a director to be considered “independent”, the board of directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company. These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationship (among others)”. More specifically, a director is not independent if such director or his/her immediate family members has certain specified relationships with the company, its parent, its consolidated subsidiaries, their internal or external auditors, or companies that have significant business relationships with the company, its parent or its consolidated subsidiaries. Ownership of a significant amount of stock is not a per se bar to independence. In addition, a three-year “cooling off” period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent.

     Our practice. In Italy, directors’ independence is the subject of a recommendation of the Corporate Governance Code, rather than mandated by law, and is periodically assessed by the board of directors. The Corporate Governance Code recommends that the board of directors include such number of non-executive directors (which are directors without executive or management authority) that their views carry significant weight in the adoption of the board’s resolutions. It also recommends that an adequate number of non-executive directors be “independent.”

     Under the Corporate Governance Code, a director is not considered independent if he or she (i) has significant relationships of an economic nature, directly, indirectly or on behalf of third parties, with the issuer or its affiliates which may unduly influence the directors’ autonomous judgment; (ii) holds, directly or indirectly or on behalf of third parties, an equity interest affording control or a significant influence over the issuer; or (iii) is a party to a shareholders’ agreement for the control of the issuer; or (iv) has close family relations with directors who have executive or management authority or are otherwise persons who do not themselves qualify as independent. The Corporate Governance Code recommends a three-year cooling off period for individuals who were employees and/or directors of a relevant company and a one-year cooling off period with respect to other relationships of an economic nature. As of June 23, 2004, our board consisted of 10 directors, 7 of whom were non-executive directors and 4 of whom qualified as independent directors under the standards of the Corporate Governance Code.

     The members of our board of statutory auditors also must meet independence requirements mandated by Italian law. In particular, a person who (i) is a director, or the spouse or a close relative of a director, of our company or any of our affiliates; (ii) has an employment or consulting or similar relationship with our company or any of our affiliates; or (iii) has an economic relationship with us or any of our affiliates which might compromise his/her independence, cannot be appointed to our board of statutory auditors. Although there is no formal cooling-off requirement, statutory auditors who are registered chartered accountants and have had a regular or material consulting relationship with us or our affiliates within two years prior to the appointment, or have been employed by, or served as directors of, the Company or our affiliates, within three years prior to the appointment, may be suspended or cancelled from the register of chartered public accountants. Finally, we are required to provide in our bylaws a mechanism to permit stockholders to propose alternative lists of candidates for the board of statutory auditors. See “— Statutory Auditors” above.

Executive Sessions

     NYSE domestic company standards. Non-executive directors of U.S. companies listed on the NYSE must meet regularly in executive sessions, and independent directors should meet alone in an executive session at least once a year.

     Our practice. In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. The members of our board of statutory auditors are required to meet at least once every 90 days.

Audit Committee and Internal Audit Function

     NYSE domestic company standards. U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent (defined as described above) and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be outsourced, except to the independent auditor.

     Our practice. Rule 10A-3 under the Exchange Act provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent permitted by local law), (the “Statutory Auditor Requirements”) are exempt from the audit committee requirements established by the rule. As a foreign private issuer, we must comply with these requirements or qualify for an exemption by July 31, 2005. We believe, subject to an evaluation of applicable norms that we are in the process of making, that our board of statutory auditors, as defined under Italian law, would meet the Statutory Auditor Requirements, and therefore will qualify for the exemption noted above when the audit committee requirements become applicable to us in 2005. We also have an internal audit function, which we have not outsourced, and an Internal Control Committee, in accordance with the Corporate Governance Code. See Item 6. “Directors, Senior Management and Employees — Directors”. However, this committee does not fulfill the role of the “audit committee” for purposes of U.S. securities laws and NYSE listing standards in all respects.

Compensation Committee

     NYSE domestic company standards. Under NYSE standards, the compensation of the chief executive officer of U.S. domestic companies must be approved by a compensation committee (or equivalent) constituted solely by independent directors. The compensation committee must also make recommendations to the board of directors with regard to the compensation of other officers, incentive compensation plans and equity-based plans. Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.

     Our practice. Our Nominating and Compensation Committee develops proposals for approval by the full Board of Directors, mainly with regard to general compensation plans for senior employees and appointments to senior positions within the Group. The committee’s non-executive director members meet to determine the compensation for executive directors (including stock option plans). The compensation of directors is fixed periodically by the annual general meeting of our stockholders.

     The Corporate Governance Code recommends that a majority of the members of the nominating and compensation committee be non-executive directors; three out of the five members of our committee meet this criteria. See Item 6. “Directors, Senior Management and Employees — Directors”. We disclose the compensation of each of the members of our board of directors (including our chief executive officer), our board of statutory auditors and our chief operating officer, if any, in our annual financial statements prepared in accordance with Italian GAAP, as well as in Item 6 of this Annual Report on Form 20-F.

Nominating Committee

     NYSE domestic company standards. Under NYSE standards, a U.S. domestic company must have a nominating committee (or equivalent) responsible for nominating directors constituted solely of independent directors.

     Our practice. Our nominating and compensation committee is not responsible for nominating our directors. Directors may be nominated by any of our stockholders or our board of directors, and our Chairman has been entrusted with the task of coordinating the collections of proposals and nominees.

Corporate Governance/Code of Ethics

     NYSE domestic company standards. Under NYSE standards, a company must adopt governance guidelines and a code of business conduct and ethics for directors, officers and employees. A company must also publish these items on its website and provide printed copies on request. Section 406 of the Sarbanes-Oxley Act requires a company to disclose whether it has adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and if not, the reasons why it has not done so. The NYSE listing standards applicable to U.S. companies provide that codes of conduct and ethics should address, at a minimum, conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and use of company assets; legal compliance; and reporting of illegal and unethical behavior. Corporate governance guidelines must address, at a minimum, directors’ qualifications, responsibilities and compensation; access to management and independent advisers; management succession; director orientation and continuing education; and annual performance evaluation of the board.

     Our practice. We have adopted certain corporate governance guidelines (including with respect to our internal control system, significant transactions, transactions with related parties, and internal dealing), a compliance program to prevent certain criminal offenses and a code of conduct for our directors, employees and others acting on our behalf. As noted in Item 16B of this Annual Report, we have also adopted a code of ethics meeting the requirements of Section 406 of the Sarbanes-Oxley Act.

     We believe that our codes of conduct and ethics address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. Our corporate governance guidelines generally address all of the issues contemplated by the NYSE standards.

     As noted above, we must issue an annual report describing our corporate governance system and disclosing the level of our compliance with the recommendations of the Corporate Governance Code. This report and all our guidelines, programs and codes are available, both in English and in Italian, on our website at www.fiatgroup.com in the Corporate Governance section. Information appearing on the website is not incorporated by reference into this Annual Report.

Certifications as to Violations of NYSE Standards

     NYSE domestic company standards. Under NYSE listing standards, the chief executive officer of a U.S. company must certify annually that he or she is unaware of any violation by the company of the NYSE corporate governance standards. This certification must be included in the company’s annual report to stockholders (or, if no annual report is prepared, its Form 10-K). The chief executive officer must also notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards.

     Our practice. Under the NYSE rules, we are required only to notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with NYSE corporate governance standards.

Stockholder Approval of Adoption and Modification of Equity Compensation Plans

     NYSE domestic company standards. Stockholders of a U.S. company listed on the NYSE must approve the adoption of and any material revision to the company’s equity compensation plans, with certain exceptions.

     Our practice. Although our stockholders must authorize (i) the issuance of additional shares in connection with capital increases, and (ii) the buy-back of our own shares, the adoption of equity compensation plans does not per se require prior approval of our stockholders.

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

     Under current Italian law, all shares of Italian listed companies (including Fiat’s ordinary, preference and savings shares) must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the shares are held through the centralized clearing system managed by Monte Titoli (the only such system currently authorized in Italy), no withholding tax on dividends is applied by the Company. Instead of the withholding tax a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of ordinary, preference or savings shares (or ADSs relating to such shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is applied by the resident or non-resident intermediary with which the ordinary, preference or savings shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the intermediary with which the ordinary, preference or savings shares are deposited to apply a reduced rate of tax pursuant to an applicable income tax convention are as follows. The intermediary must receive (i) a declaration of the non-resident holder that contains certain data identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the relevant income tax convention and the determination of the applicable treaty rate of withholding and (ii) a certification by the tax authorities of the non-resident holder’s country of residence that the holder is a resident of that country for purposes of the income tax convention and, as far as it is known to such authorities, the holder has no permanent establishment in Italy (which certificate will be effective until March 31 of the year following submission). If the ordinary, preference or savings shares are deposited with a non-resident intermediary, such intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, the permanent establishment in Italy of a non-resident bank or investment services company, or a company licensed to manage a centralized depository and clearing system, to carry out all duties and obligations relating to the application and administration of the substitute tax.

     Since the ordinary, preference and savings shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs. In order to enable eligible U.S. owners to obtain a reduction at source or a refund of withholding tax under the Treaty, the Company and the Depositary have agreed to certain procedures. According to such procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required and the deadlines for submission. The documentation generally will include the holder’s declaration and the tax certification specified under points (i) and (ii) in the preceding paragraph. In order to comply with the documentation requirements described under point (ii) above, eligible U.S. owners must obtain a certificate of residence from the U.S. Internal Revenue Service (“IRS”) Form 6166 with respect to each dividend payment, unless a previously filed certification will be effective on the dividend payment date and produce it together with a statement whereby such holder represents that it is a U.S. resident individual or corporation and does not maintain a permanent establishment or a fixed base in Italy. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Publication 686 and Form 8802 can be obtained from the IRS website at www.irs.gov. Information appearing on the website is not incorporated by reference into this Annual Report.) The time for processing requests for certification by the Internal Revenue Service normally is six to eight weeks. Accordingly, holders requiring this certification should submit their requests to the Internal Revenue Service as soon as possible after receiving instructions from the Depositary. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, eligible U.S. owners should deliver the required documentation directly to the Depositary at least five business days prior to the date set for the payment of dividends.

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

     The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to U.S. owners will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual in respect of the Company’s shares or ADSs after December 31, 2002, and before January 1, 2009, is subject to taxation at a maximum rate of 15%. if the dividends are “qualified dividends”. The dividends will be qualified dividends if Fiat was not, in the year prior to the year in which the dividends were paid, and is not, in the year in which the dividends are paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Based on its audited financial statements and relevant market and stockholder data, Fiat believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on its audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and stockholder data, Fiat does not anticipate becoming a PFIC, FPHC, or FIC for its 2004 taxable year. You should consult your own tax adviser regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances. The Italian withholding tax (less any refunds to which such U.S. owners are entitled under the Treaty) will be treated as a foreign income tax which such owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability.

     Tax on Capital Gains. As of January 1, 2004, capital gains realized by non-resident stockholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment or fixed base through which such stockholders carry on or perform business services in Italy are no longer subject to Italian capital gain tax (“CGT”) but to personal or corporate income tax, for an amount equal to 40% of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than 5% of a listed company’s total share capital or more than 2% of its share capital voting in the ordinary stockholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the stockholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident stockholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 45%, plus a surcharge of up to 1.4%, depending on the municipality in which the stockholder resides). The taxable gain realized by a non-resident corporate stockholder would be subject to corporate income tax, currently levied at a rate of 33%.

     Generally, CGT, levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in Fiat which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as our shares, even when such shareholdings are held in Italy.

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

     Fiat S.p.A. also files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission (“SEC”) pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy any materials the Company files with the SEC at the regional offices of the SEC located at 233 Broadway, New York, New York, 10279, and at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     As a multinational group that has operations throughout the world, we are exposed to market risks from fluctuations in foreign currency exchange and interest rates.

     The exposure to foreign currency risk arises principally in connection with the geographical distribution of our industrial activities, which generally results in our generating revenues from our operations and sales outside of the euro zone in currencies other than the euro that are in excess of our costs denominated in such currencies, which are primarily incurred with respect to our operations located in such countries, and, to a lesser extent, with respect to non-euro denominated inputs used by its euro zone operations. As a result, the depreciation of the euro relative to other currencies generally has a positive effect on our net sales and operating income, while the appreciation of the euro has adverse effects on net sales and operating income.

     We utilize external borrowing and sales of financial receivables to fund our industrial and financial activities. Changes in interest rates affect our net income by increasing or decreasing borrowing costs and investment income.

     Many of our subsidiaries are located outside the euro zone, in particular in the United States, Canada, Brazil, Poland and China. Since our financial reporting currency is the euro, the income statements of these subsidiaries are translated into euros for the inclusion in the Consolidated Financial Statements included in Item 18. Changes in the average exchange rate can affect the translation into euros of both revenues and operating income denominated in another currency.

     In addition, we have significant assets, liabilities and operations outside the euro zone which are denominated in local currencies. Currently, we do not hedge our net investments in consolidated entities whose equity is denominated in currencies other than the euro because those investments are considered to be long-term in nature. Effects from currency fluctuations on the translation of net asset amounts into euros are reflected in our equity position, as described in Note 9 to the Consolidated Financial Statements included in Item 18.

     We regularly assess our exposure and generally seeks to manage market risks, principally through the use of derivatives, such as foreign forward exchange contracts, foreign currency options, interest rate swaps and forward rate agreements. Our financial policy attaches particular importance to the management and control of financial risks in that they can significantly impact profits. We have adopted a series of guidelines regarding the management of exchange rate and interest rate exposure. Our policy allows derivatives to be used only for managing exchange and interest rates risks connected to monetary flows and assets and liabilities, and not for speculative purposes. As a consequence, we do not use derivatives for trading purposes. Our policies regarding derivatives and additional accounting data relating to derivative instruments are further described in the “Principles of consolidation and significant accounting policies” Note and in Notes 14 and 24 to the Consolidated Financial Statements included in Item 18.

     Our use of derivative products to manage financial risk generated net financial income of €17 million (comprising income of €1,132 million and expenses of €1,115 million) in 2003, as compared with net financial income of €111 million in 2002 (comprising income of €1,603 million and expenses of €1,492 million). In 2003, we recorded a positive balance between foreign exchange gains and losses for €47 million. We used derivative instruments primarily for the management of both interest rate exposure deriving from our financial assets and liabilities and exchange rate exposure in relation to import/export flows for the various products manufactured by the Group, with particular reference to amounts expressed in dollars and British pounds, each of which represented a significant exposure for the Group in 2003. The net financial expense we recorded in 2003 and 2002 also included the fair market value adjustment of those derivatives not eligible for hedge accounting under our accounting policies, as described in the “Principles of consolidation and significant accounting policies” Note to the Consolidated Financial Statements included in Item 18. We continued to apply a rigorous policy of risk management by taking into account the expected trend in the financial markets with the aim of protecting the Group from exposure to changes in interest and exchange rates.

Risk Analysis

     We monitor foreign exchange risk, interest rate risk and related hedge positions using a variety of analytical techniques, including the marking to market of financial instruments and sensitivity analysis.

     The following analysis assume instantaneous parallel shifts in exchange rates and interest rate yield curves. For options, which are instruments with non-linear returns, sensitivity analysis models considering market volatility at year end are employed. While the following results may have some limited use as benchmarks, they should not be viewed as forecasts, in part because they are unable to reflect the complex and interrelated market reactions that normally would arise from any given market shift.

Foreign Exchange Rate Risk

     We have foreign currency exposures related to buying, selling and financing activities in currencies other than the local currencies in which it operates. Our export and import flows out of or into Italy, which totaled approximately €12,500 million and €7,700 million, respectively, in 2003, represented approximately 75% of our cross-border trade volume during the year. In 2003, the excess of our exports from Italy over our imports into Italy was approximately €4,800 million. Approximately 59% of this excess was denominated in euro, while the remaining 41% was denominated in other currencies, primarily the dollar and the British pound.

     At December 31, 2003, the potential loss in fair value resulting from a hypothetical 10% change in relevant foreign currency exchange rates of the financial instruments,, financial assets and liabilities with exposure to exchange rate risk and derivative instruments such as foreign forward exchange contracts, currency swaps and currency options, would be approximately €143 million (€153 million at December 31, 2002). This sensitivity analysis generally assumes an unfavorable and instantaneous 10% fluctuation in the year-end exchange rates affecting the foreign currencies in which these financial instruments are denominated.

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

Interest Rate Risk

     We utilize interest rate derivative instruments, primarily interest rate swaps, forward rate agreements and options on interest rates, to manage interest rate risk deriving from the financial assets and liabilities held by our various sectors. We segregate fixed rate financial instruments from floating rate financial instruments in evaluating the potential impact of changes in applicable interest rates.

     Our fixed rate financial instruments primarily include the financial asset portfolio of our companies which offer financial services and a portion of the medium- and long-term financial debt (including Italian subsidized loans and bonds issued). Floating rate financial instruments include primarily short-term liquid assets, the wholesale portion of the financial companies’ asset portfolio, bank loans and a portion of medium- and long-term financial debt.

     The potential loss in fair value of our fixed rate financial instruments (including the effects of interest rate derivatives) we held at December 31, 2003, resulting from a hypothetical, instantaneous and unfavorable change of 10% in interest rate levels applicable to such financial instruments would be approximately €19 million (€77 million at December 31, 2002).

     A hypothetical, instantaneous and unfavorable change of 10% in interest rate levels applicable to floating rate financial assets and liabilities (including the effects of interest rate derivatives) we held at December 31, 2003 would have had an estimated negative impact of €2 million on annual cash flows in 2003 (as compared to an estimated negative impact of €22 million estimated at December 31, 2002).

     These sensitivity analyses are based on the assumption of an unfavorable and instantaneous 10% movement in the rate of interest applicable to each homogenous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g. dollars and other currencies). As a result, our interest rate risk sensitivity model may overstate the impact of such interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

     Despite our program to manage exchange rate and interest rate risk, there can be no assurance that exchange rate or interest rate fluctuations will not adversely affect our results of operations, cash flows, financial condition or relative price competitiveness in the future. Moreover, as with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as with interest rate swap agreements and other risk management tools. Although the use of such hedging instruments provides a certain degree of protection from adverse fluctuations in currency exchange and interest rates, we may potentially lose benefits resulting from other fluctuations in currency exchange and interest rates that might have had a positive effect on our results as a result of using such instruments.

Changes in Market Risk Exposure Compared to 2002

     Our policy on financial risk management has not changed from the preceding year.

Exchange Rate Risk

     The characteristics and the mix of our financial instruments with exposure to foreign exchange rate risk at December 31, 2003, have not changed substantially from the preceding year.

Interest Rate Risk

     The decrease in the potential loss in fair value (€19 million at December 31, 2003, as compared to €77 million at December 31, 2002) and the decrease in the estimated negative impact on future cash flows (€2 million at December 31, 2003, as compared to €22 million at December 31, 2002) reflect the sale of Toro Assicurazioni and, as a consequence, the reduction in the marketable securities portfolio.

     For a summary of comparison of the nominal amounts, carrying amounts and market values of financial instruments, see Note 14 to the Consolidated Financial Statements included in Item 18.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Fiat did not pay holders of its savings shares the minimum preferred dividend of €0.31 per savings share in 2003 for the second year in a row. Please see Item 8. “Financial Information — Other Financial Information — Dividend Policy” and Note 24 (t.ii) to the Consolidated Financial Statements in Item 18 for additional information.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     We carried out an evaluation under the supervision and with the participation of our management, including our then-chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our then-chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2003, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There has been no change in the Company’s internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     We believe, subject to an evaluation of applicable norms that we are in the process of making, that our board of statutory auditors, as defined under Italian law, would meet the Statutory Auditor Requirements, and therefore will qualify for the exemption noted above when the audit committee requirements become applicable to us in 2005. See Item 10. “Other Information — By-Laws — Significant Differences with Corporate Governance Practices under NYSE Rules”. Each of the members of our board of statutory auditors is required to be a registered chartered accountant with at least three years’ prior experience as a statutory auditor; we therefore believe that each is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the board of statutory auditors, see Item 6. “Directors, Senior Management and Employees — Board of Statutory Auditors”.

     Item 16B. Code of Ethics

     We have adopted a broad Code of Conduct applicable to all of our employees, a copy of which is available on our website at www.fiatgroup.com. Information posted on our website is not incorporated by reference in this Annual Report. As part of this Code of Conduct, we adopted a specific code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended, that is applicable to our chief executive officer, chief financial officer, chief accounting officer and controller, as well as to our general counsel, and persons performing similar functions to any of the foregoing. This code of ethics is also available on our website. If we amend the provisions of this specific code of ethics, or if we grant any waiver of the code’s provisions, we will disclose such amendment or waiver on our website at the same address.

     Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     Deloitte & Touche S.p.A., the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent auditors for the year ended December 31, 2003. The Deloitte Entities billed the following fees to us for professional services for the years ended December 31, 2003 and 2002:

	Year ended December 31,
	2003	2002
	(in millions of euro)
Audit fees	€ 13.0	€ 11.3
Audit-related fees	2.1	3.3
Tax fees	4.2	3.0
Other fees	5.6	6.3

Total fees	€ 24.9	€ 23.9

     “Audit Fees” are the aggregate fees billed by the Deloitte Entities for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

     “Audit-Related Fees” are fees charged by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting.

     “Tax Fees” are fees for professional services rendered by the Deloitte Entities for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

     Fees disclosed under the category “All Other Fees” are mainly related to our project management support to various of our process improvements (such as preparing for the transitions to IFRS, inter company matching engagement, and other services).

     During 2002, Fiat S.p.A. appointed Deloitte & Touche S.p.A. (then Deloitte & Touche Italia S.p.A.) to replace Arthur Andersen as its independent auditor. Because of the timing of the appointment, it was not practical to transfer audit work in all countries to Deloitte & Touche for 2002. In 2003, the transfer of this work to Deloitte & Touche was substantially completed. See Item 10. “Additional Information — By-Laws  — External Auditors”.

Audit Committee Pre-Approval Policies and Procedures

     Our Internal Control Committee reviews proposals submitted by candidates for the position of independent auditor, and makes a recommendation to the Board of Directors with respect to the appointment. Our Board of Directors then submits a resolution, together with a favorable recommendation from our Board of Statutory Auditors, to our stockholders’ meeting, which under Italian law is responsible for the appointment of the independent auditors. The stockholders’ meeting held on May 13, 2003, appointed Deloitte & Touche S.p.A. (then Deloitte & Touche Italia S.p.A.) as the Company’s independent auditors for each fiscal year in the three-year period 2003 through 2005.

     Under its charter as in effect during 2003, our Internal Control Committee, upon the recommendation of our chief administrative officer, granted prior approval to the performance by our independent auditors or other entities affiliated with our independent auditors of audit-related and permitted non-audit services, to the extent the relevant services are permitted by applicable law. The Internal Control Committee, as it is permitted to do by its charter, delegated this authority to its president, who was required to report on any approvals granted at each committee meeting.

     We are currently in the process of adopting a new pre-approval policy that would require management to obtain approval from the Board of Directors before engaging our independent auditors to provide any audit-related or permitted non-audit services to us or our subsidiaries.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

     Item 19. Exhibits

Index to Exhibits filed with this Report

1.1	By-laws of Fiat S.p.A. (together with English language translation).

1.2	The total amount of long-term debt securities of Fiat S.p.A. authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. Fiat S.p.A. hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	List of subsidiaries of the registrant.

12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
FIAT S.p.A.:

We have audited the accompanying consolidated balance sheets of FIAT S.p.A. (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003, all expressed in Euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FIAT S.p.A. and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with the Italian law governing consolidated financial statements.

The accounting principles reflected in the abovementioned Italian law governing consolidated financial statements vary in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of these differences and adjustments required to conform consolidated net income (loss) for each of the three years in the period ended December 31, 2003 and consolidated stockholders’ equity as of December 31, 2003 and 2002 to U.S. GAAP are set forth in Note 24 to the consolidated financial statements.

As discussed in Note 24 to the consolidated financial statements, for U.S. GAAP purposes the Company ceased its amortization of goodwill and other indefinite-lived intangible assets in 2002 in accordance with Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the Index to Financial Statements and Schedules appearing under Item 18 is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, based on our audits, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE S.p.A.
DELOITTE & TOUCHE S.p.A.

Turin, Italy
April 8, 2004 (June 24, 2004 as to Note 24)

THE FIAT GROUP
CONSOLIDATED BALANCE SHEETS
At December 31, 2003 and 2002

	2003	2003	2002
	(in millions of
	U.S. dollars)
	(note 22)	(in millions of euros)
Assets
Amounts due from stockholders for shares subscribed but not called	—	—	1
Fixed Assets
Intangible fixed assets (note 1)	4,691	3,724	5,200
Property, plant and equipment (note 2)	12,188	9,675	12,106
Financial fixed assets (note 3)
Investments	4,905	3,894	3,962
Receivables	37	29	47
Other securities	70	56	2,445
Treasury stock	—	—	231
Assets leased	2,264	1,797	2,947
Investments where the investment risk is borne by the policyholders and those related to pension plan management	—	—	6,930

Total financial fixed assets	7,276	5,776	16,562

Total fixed assets	24,155	19,175	33,868
Current assets
Inventories (note 4)	19,349	15,360	15,277
Receivables (note 5)
Trade	5,735	4,553	5,784
Other	6,248	4,960	6,850

Total receivables	11,983	9,513	12,634
Financial assets not held as fixed assets (note 6)
Investments	40	32	810
Other securities	4,844	3,845	6,769
Treasury stock	40	32	22
Financial receivables	13,542	10,750	18,411

Total financial assets not held as fixed assets	18,466	14,659	26,012
Cash (note 7)	4,045	3,211	3,489

Total current assets	53,843	42,743	57,412
Accrued income and prepaid expenses (note 8)	999	793	1,240

Total Assets	78,997	62,711	92,521

Liabilities and Stockholders’ Equity
Stockholders’ equity (note 9)
Stockholders’ equity of the Group
Capital stock	6,195	4,918	3,082
Additional paid-in capital	351	279	2,327
Legal reserve	830	659	659
Treasury stock valuation reserve	40	32	253
Retained earnings and other reserves	3,534	2,805	5,268
Net Loss	(2,393)	(1,900)	(3,948)

Total	8,557	6,793	7,641
Minority interest	883	701	1,038

Total stockholders’ equity	9,440	7,494	8,679
Reserves for risks and charges (note 10)
Insurance policy liabilities and accruals	112	89	9,605
Policy liabilities and accruals where the investment risk is borne by the policyholders and those related to pension plan management	—	—	7,000
Other reserves	6,664	5,290	7,021

Total reserves for risks and charges	6,776	5,379	23,626
Reserve for employee severance indemnities (note 11)	1,654	1,313	1,609
Payables (note 12)
Financial payables	27,756	22,034	28,923
Trade payables	15,857	12,588	13,267
Other payables	14,636	11,618	12,998

Total payables	58,249	46,240	55,188
Accrued expenses and deferred income (note 13)	2,878	2,285	3,419

Total Liabilities and Stockholders’ Equity	78,997	62,711	92,521

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED BALANCE SHEETS
At December 31, 2003 and 2002

	2003	2003	2002
	(in millions of
	U.S. dollars)
	(note 22)	(in millions of euros)
Memorandum Accounts (note 14)
Guarantees granted
Unsecured guarantees
Suretyships	3,855	3,060	1,638
Guarantees of notes	326	259	315
Other unsecured guarantees	3,874	3,075	3,373

Total	8,055	6,394	5,326
Secured guarantees	45	36	316

Total guarantees granted	8,100	6,430	5,642
Commitments	39,651	31,477	48,913
Third-party assets held by the Group	2,422	1,923	2,032
Group assets held by third parties	5,664	4,496	20,757
Other memorandum accounts	479	380	267

Total memorandum accounts	56,316	44,706	77,611

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2003, 2002 and 2001

	2003	2003	2002	2001
	(in millions of
	U.S. dollars)
	(note 22)	(in millions of euros)
Value of production (note 15)
Revenues from sales and services	60,900	48,346	55,427	57,575
Change in work in progress, semifinished and finished product inventories	882	700	(816)	7
Change in contract work in progress	(1,354)	(1,075)	222	431
Additions to internally produced fixed assets	867	688	1,107	1,069
Other income and revenues	2,128	1,689	2,152	2,245

Total value of production	63,423	50,348	58,092	61,327

Costs of production (note 16)
Raw materials, supplies and merchandise	35,765	28,392	30,289	31,255
Services	10,714	8,505	9,890	9,835
Leases and rentals	462	367	468	487
Personnel	8,425	6,688	7,554	8,169
Depreciation and amortization	2,858	2,269	2,614	2,880
Provisions for doubtful accounts and writedowns of fixed assets	394	313	369	546
Change in raw materials, supplies and merchandise inventories	102	81	38	(110)
Provisions for risks and other accruals	1,487	1,180	1,168	1,044
Other operating costs	1,295	1,028	1,304	1,309
Expenses of financial services companies	841	668	1,115	904
Insurance claims and other insurance costs	1,722	1,367	4,045	4,690

Total costs of production	64,065	50,858	58,854	61,009

Operating income	(642)	(510)	(762)	318

Financial income and expenses (note 17)
Investment income	28	22	156	264
Other financial income	1,894	1,504	2,219	2,188
Interest and other financial expenses	(3,135)	(2,489)	(3,046)	(3,132)

Total financial income and expense	(1,213)	(963)	(671)	(680)

Adjustments to financial assets (note 18)
Share of income (loss)	(217)	(172)	(741)	(373)
Writedowns of financial receivables and securities	—	—	(140)	(121)

Total adjustments to financial assets	(217)	(172)	(881)	(494)

Extraordinary income and expenses (note 19)
Extraordinary income	2,241	2,017	1,235	1,645
Extraordinary expenses	(2,104)	(1,670)	(3,738)	(1,286)

Total extraordinary income and expenses	437	347	(2,503)	359

Loss before taxes	(1,635)	(1,298)	(4,817)	(497)
Income taxes (note 20)	819	650	(554)	294

Loss before minority interest	(2,454)	(1,948)	(4,263)	(791)
Minority interest	61	48	315	346

Net Loss	(2,393)	(1,900)	(3,948)	(445)

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For The Years Ended December 31, 2003, 2002 and 2001

						Retained
						earnings,
				Treasury		other
		Additional		stock	Cumulative	reserves, net
	Capital	paid-in	Legal	valuation	translation	loss for the
	stock	capital	reserve	reserve	adjustments	year	Total
	(in millions of euros)
Balance as of December 31, 2000	2,753	1,636	659	50	370	7,852	13,320

Dividends paid (Euro 0.620 per ordinary and preference share and Euro 0.775 per savings share)	—	—	—	—	—	(352)	(352)
Foreign exchange translation adjustments	—	—	—	—	(342)	—	(342)
Change in treasury stock in portfolio	—	—	—	232	—	(232)	—
Other minor movements	—	—	—	—	—	(11)	(11)
Net loss	—	—	—	—	—	(445)	(445)

Balance as of December 31, 2001	2,753	1,636	659	282	28	6,812	12,170

Capital stock increase as resolved on December 10, 2001	329	691	—	—	—	—	1,020
Dividends paid (Euro 0.310 per ordinary and preference share and Euro 0.465 per savings share)	—	—	—	—	—	(198)	(198)
Foreign exchange translation adjustments	—	—	—	—	(1,407)	—	(1,407)
Change in treasury stock in portfolio	—	—	—	(29)	—	29	—
Other minor movements	—	—	—	—	—	4	4
Net loss	—	—	—	—	—	(3,948)	(3,948)

Balance as of December 31, 2002	3,082	2,327	659	253	(1,379)	2,699	7,641

Capital stock increase as resolved on June 26, 2003	1,836	—	—	—	—	—	1,836
Fiat S.p.A. loss for fiscal 2002 covered by Additional paid-in capital	—	(2,053)	—	—	—	2,053	—
Allocation of the value of unopted rights sold on the market to Additional paid-in-capital	—	5	—	—	—	—	5
Foreign exchange translation adjustments	—	—	—	—	(802)	—	(802)
Change in treasury stock in portfolio	—	—	—	(221)	—	221	—
Other minor changes	—	—	—	—	—	13	13
Net loss	—	—	—	—	—	(1,900)	(1,900)

Balance as of December 31, 2003	4,918	279	659	32	(2,181)	3,086	6,793

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2003, 2002 and 2001

	2003	2003	2002	2001
	(in millions of
	U.S. dollars)
	(note 22)	(in millions of euros)
Cash at January 1	4,395	3,489	2,133	1,997

Cash flows provided by (used in) operating activities:
Net result before minority interest	(2,454)	(1,948)	(4,263)	(791)
Amortization and depreciation	2,858	2,269	2,614	2,880
Net change in reserve for employee severance indemnities	(171)	(136)	(70)	(77)
Change in deferred income taxes	532	422	(884)	(588)
Gains on disposals	(2,359)	(1,873)	124	(1,749)
Revaluations and writedowns of equity investments	223	177	525	372
Impairment	534	424	991	—
Change in current assets and liabilities:
Trade receivables	157	125	423	583
Net inventories	(490)	(389)	1,325	(164)
Trade payables	8	6	(104)	1,605
Other payables, receivables, accruals and deferrals(1)	(774)	(614)	184	609
Reserve for income taxes and other reserves	(362)	(287)	545	(413)
Changes in the scope of consolidation and others	(155)	(123)	(357)	168

	(2,453)	(1,947)	1,053	2,435

Cash flows provided by (used in) investing activities:
Investments in:
Fixed assets	(2,533)	(2,011)	(2,771)	(3,438)
Equity investments	(267)	(212)	(563)	(1,524)
Intangible assets and deferred charges	(615)	(488)	(518)	(473)
Investment grants	169	134	90	100
Proceeds from the sale of fixed assets	5,249	4,167	3,231	2,652
Net change in financial receivables	1,444	1,146	2,456	(189)
Change in securities	(3,861)	(3,065)	(175)	(15)
Change in securities of insurance companies net of policy liabilities and accruals	—	—	430	(97)
Other changes	4,064	3,226	(84)	(33)

	3,650	2,897	2,096	(3,017)

Cash flows provided by (used in) financing activities:
Increase in borrowings	2,506	1,989	12,047	8,561
Repayment of borrowings	(7,782)	(6,178)	(9,392)	(6,057)
Net change in short-term borrowings	1,428	1,134	(5,358)	(1,140)
Increase in capital stock	2,343	1,860	1,215	—
Purchase of treasury stock	(23)	(18)	(77)	(266)
Dividends paid	(19)	(15)	(228)	(380)

	(1,547)	(1,228)	(1,793)	718

Change in cash	(350)	(278)	1,356	136
Cash at December 31	4,045	3,211	3,489	2,133

(1)	In 2002, this item does not include payments of the balance of assets and liabilities contributed by Fiat Auto to the Fiat-GM Powertrain joint venture, which was posted at the item “Changes in the scope of consolidation and others”.

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Form and content of the consolidated financial statements

     The 2003 consolidated financial statements have been prepared in accordance with the rules contained in Italian Legislative Decree No. 127 dated April 9, 1991, which fulfilled the Fourth and Seventh EC Directives. Included in the statement of operations are comparative amounts for 2002 and 2001.

     The consolidated financial statements include the financial statements of Fiat S.p.A., the Parent Company, and of all Italian and foreign subsidiaries that constitute the Fiat Group (“Fiat” or “the Group”), in which Fiat S.p.A. holds directly or indirectly more than 50% of the voting capital and/or has de facto control over operations. The companies in which the Parent Company holds, directly or indirectly, control jointly with other partners, are normally accounted for using the equity method. The same is true for the associated companies in which the Group exercises a significant influence.

     Certain insignificant subsidiaries, including those acquired for resale, whose collective revenues total less than 0.3% in 2003 (0.5% in 2002 and 0.6% in 2001) of total consolidated revenues and for which it is not practicable to obtain the necessary information on a timely basis without disproportionate expense, have been excluded from consolidation. This exclusion does not affect the assertion that the consolidated financial statements are a true and fair representation of the financial position and results of operations of the Group. Furthermore, the subsidiary BUC — Banca Unione di Credito, as allowed by law, has been excluded from the scope of consolidation as it has non-homogeneous operations and is accounted for using the equity method.

     The composition of the Fiat Group underwent several significant changes in 2003 that are discussed in detail in the following section “Major divestitures during the year.”

     Principles of consolidation and significant accounting policies

     The consolidated financial statements have been prepared from the statutory financial statements of the Group’s single companies or consolidated Sectors approved by the Boards of Directors and adjusted, where necessary, by the directors of the companies to conform with Group accounting principles and to eliminate tax-driven adjustments. The Group’s accounting principles respect the requirements set forth by Legislative Decree No. 127 of April 9, 1991, interpreted and supplemented by the Italian accounting principles issued by the National Boards of Dottori Commercialisti and of Ragionieri and, where there are none and not at variance, by those laid down by the International Accounting Standards Board (I.A.S.B.).

     In order to obtain a true and fair representation of the financial position and results of operations of the Group, taking into account their functional integration, the financial companies that provide services to the industrial Sectors and the insurance companies have been consolidated on a line-by-line basis. As a result, adjustments to the balance sheet and statement of operations format have been made in applying Article 32 of Legislative Decree No. 127/91, which provides for changes to be made to obtain a more clear, true and correct representation of the financial position and results of operations.

     Principles of consolidation

     Assets and liabilities, and revenues and expenses, of subsidiaries are consolidated on a line-by-line basis in the consolidated financial statements. Carrying values of investments are eliminated against the subsidiaries’ related stockholders’ equity. The portion of stockholders’ equity and results of operations attributed to minority interests are disclosed separately. When losses pertaining to minority

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

interests exceed the value of their share of the relevant capital stock, the excess, or deficit, is charged to the Group, unless the minority stockholders are expressly committed to reimbursing the losses, in which case the excess is recorded as an asset in the consolidated financial statements. If no such commitment is in place, should income be realized in the future, the minority interests’ share of that income will be attributed to the Group, up to the amount necessary to recover the losses previously attributed to the Group.

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

     Also subject to elimination are intercompany guarantees, commitments and risks relating to companies included in the scope of consolidation.

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

     Exchange differences resulting from the translation of opening stockholders’ equity at current exchange rates and at the exchange rates used at the end of the previous year, as well as differences between net income/(loss) expressed at average exchange rates and expressed at current exchange rates, are reflected in the stockholders’ equity caption “Cumulative translation adjustments”.

     The exchange rates used are summarized in Note 22.

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

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     The costs of researching and developing new products and/or processes are mainly included in the results of operations in the period in which such costs are incurred in line with the principle of prudence and with international practice in the automotive industry.

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

     When, at the balance sheet date, property, plant and equipment show a permanent impairment in value below their carrying value, such assets are written down to the lower value, according to the method indicated above for intangible assets.

     Ordinary repairs and maintenance expenses related to property, plant and equipment are charged to the statement of operations in the year in which they are incurred, while maintenance expenses which increase the value of property, plant and equipment are capitalized and depreciated over the estimated useful lives of the assets.

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

     The revaluation of assets allowed by Law No. 342/2000, which affected only a very few Italian companies of the Group, was reversed in the consolidated financial statements, for purposes of giving preference to the uniformity and comparability of the accounting principles.

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

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Financial receivables are recorded at estimated realizable value.

     Securities are recorded at cost, including additional direct charges. In the event of permanent impairment, a valuation allowance is provided as a direct reduction of the securities. However, in the balance sheet at December 31, 2002, securities held by the insurance companies as investments for the benefit of those insured under life insurance policies, where the insured parties bear the risk (relating to index-linked and unit-linked policies), and as investments in the management of pension funds, were presented under a separate caption and valued at market price, as set forth by the specific regulations of the insurance industry in Italy.

     Treasury stock held as fixed assets is recorded at purchase cost, including any writedowns resulting from a permanent impairment in its value. A specific reserve for treasury stock is also recorded under stockholders’ equity of the Group for the same amount.

     Financial fixed assets include finance lease contract receivables, recorded at cost. The related depreciation is calculated, according to the financial method, based on the life of the lease and the related risk in managing such contracts.

     Current assets — Inventories of raw materials, semifinished products, finished goods and contract work in progress completed within the fiscal year are valued at the lower of cost or market, cost being determined on a First In-First-Out (FIFO) basis. The valuation of inventories includes the direct costs of materials, labor and variable and fixed indirect costs. Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value.

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

     Current assets also include investments and securities acquired as short-term investments which are valued at the lower of cost or market, cost being determined on a Last-In First-Out (LIFO) basis.

     Treasury stock consists of Fiat S.p.A. shares bought back by Fiat Ge.Va. S.p.A. and by Fiat; it is valued at the lower of cost or market, cost being determined on a Last-In First-Out (LIFO) basis. A specific reserve for treasury stock is also recorded under the stockholders’ equity of the Group for the same amount.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

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

     Restructuring reserves include the costs to carry out corporate reorganization and restructuring plans and are provided in the year the company formally decides to commence such plans and the relative costs can be reasonably estimated.

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

     The reserve for employee severance indemnities comprises liability for severance indemnities that Italian companies accrue each year end for employees, as determined in accordance with labor legislation. In particular, the liability includes a portion of the employee’s annual salary and is indexed for inflation in accordance with Italian rules.

     Payables — Payables are recorded at face value; the portion of interest included in the nominal amount is deferred until future periods in which it is earned. Accounts payable denominated in foreign currency are translated at the exchange rate in effect at year end. Resulting exchange gains and losses are included in the statement of operations.

     Taxes payable includes the current tax charge for the year recorded in the statement of operations.

     Accruals and deferrals — Accruals and deferrals are determined using the accrual method based on the income and expense to which they relate.

     Securitization of financial receivables — The Fiat Group has programs for discounting financial receivables originated by the financial services companies using securitization transactions. This discounting of financial receivables calls for the sale without recourse of a portfolio of financial receivables to a non-Group securitization vehicle. This company finances the purchase of the portfolio by issuing securities backed by the above mentioned portfolio (Asset Backed Securities). The securities issued are divided into two types having different characteristics: the first is placed on the market, occasionally subdivided by various classes of ratings, and subscribed to by investors; the second, the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

reimbursement of which is subordinated to the first, is subscribed to by the seller. The risk for the seller is limited to the portion of the securities which it has subscribed. At the end of each accounting period, therefore, such securities are evaluated in relation to the performance of the receivables sold and may be written down on the basis of this evaluation. These securities are recorded in Financial receivables under current assets.

     Lastly, these sales without recourse require the immediate recognition of the present value of the future margin implicit in the receivables sold, net of discounting costs. This net value is included in the Value of production since it relates to revenues arising out of the normal operations of the financial services companies (to this end, the financial income of such companies is included in revenues from sales and services, as described in the relevant note).

     Derivative financial instruments — Financial instruments used to hedge exchange and interest rate fluctuations and, in general, changes in the assets and liabilities, are presented in Note 14. Derivative financial instruments are recorded at inception in the memorandum accounts at their notional contract amount.

     Beginning in 2001 the Fiat Group adopted — to the extent that it is consistent and not in contrast with general principles set forth in the Italian law governing financial statements — the international accounting standard IAS 39 “Financial Instruments: Recognition and Measurement”, applicable beginning January 1, 2001. Such principle covers the accounting treatment of all financial assets and liabilities in and off-balance sheet and, in particular, states that derivative financial instruments should be valued at fair value. Taking into account the restrictions under Italian law and the evolution of the law now underway, the Group maintains, consistently with Consob rulings, that IAS 39 is immediately applicable only in part and only in reference to the designation of derivative financial instruments as “hedging” or “non-hedging instruments” and with respect to the symmetrical accounting of the result of the valuation of the derivative hedging instrument and the result attributable to the hedged item (“hedge accounting”). The transactions which, according to the Group’s policy for risk management, are able to meet the conditions stated by the accounting principle for hedge accounting treatment are designated as hedging transactions; the others although set up for the purpose of managing risk (inasmuch as the Group’s policy does not permit speculative transactions), have been designated as “trading”.

     Details of the accounting treatment adopted are as follows.

     For foreign exchange instruments designated as hedges, the premium (or discount, representing the difference between the spot exchange rate at the inception of the contract and the forward exchange rate) is recorded in the statement of operations, in Financial income and expenses, in accordance with the accrual method. Differences between the value of such instruments using the exchange rates at inception and those at year end are also included in the statement of operations to offset the exchange effects of the items being hedged. In particular, for contracts put into place to hedge the exchange risk of future transactions that are considered highly probable, the effects of the alignment with the year-end exchange rate are deferred until the year in which the underlying transactions are recorded.

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
at December 31, 2003, 2002 and 2001

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

     With regard to the Insurance Sector, insurance premiums are recognized on an accrual basis.

     Costs — Costs are recognized on an accrual basis.

     Research and development costs are principally charged to the statement of operations in the period in which they are incurred. Research-related revenue grants provided by the Government or the EU are credited to the statement of operations when collection becomes certain.

     Advertising and promotion expenses are charged to the statement of operations in the year incurred.

     Estimated product warranty costs are charged to the statement of operations at the time the sale is recorded.

     The Costs of production include the interest and expenses incurred in the normal course of business of the financial services companies, as well as insurance claims and other technical costs of the insurance companies.

     Financial income and expenses — Financial income and expenses are recorded on an accrual basis.

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

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

an accrual basis.

     Income taxes — Income taxes currently payable are provided for in accordance with the existing legislation of the countries in which the Group operates.

     Deferred tax liabilities or deferred tax assets are determined on all the temporary differences between the carrying value of the consolidated assets and liabilities and the corresponding tax base, including those deriving from the most significant consolidation adjustments. As allowed by the applicable Accounting Principles, deferred tax assets are also recorded to account for the tax benefit of tax loss carryforwards whenever the specific conditions for future recoverability are met.

     In particular, deferred tax assets have only been recorded if there is a reasonable certainty of their future recovery. Deferred tax liabilities are not recorded if it is unlikely that a future liability will arise.

     Deferred tax assets and liabilities are offset if they refer to the same company and to taxes which can be compensated. The balance from offsetting the amounts is recorded in Other receivables in current assets, if a deferred tax asset, and in the Deferred tax reserve, if a deferred tax liability.

     Major divestitures during the year

     As described in the Item 5, the Group carried out significant divestitures during the year which are reviewed below:

     • The agreement to sell Toro Assicurazioni to the DeAgostini Group was signed on May 2, 2003. The conditions precedent stated in the agreement for the issuance of the requisite authorization by the competent authorities have since been met, making the transaction effective as of the date of the signing of the agreement. The sale price was 2,378 million euros, with a net gain of 390 million euros. The Sector’s operations were therefore deconsolidated as of the same date (May 2003). The sales proceeds were collected on July 30, 2003, concurrently with the official transfer of the Toro Assicurazioni shares.

     • On May 27, 2003, as part of the agreement signed by Fiat and Capitalia, Banca Intesa, San Paolo-IMI and Unicredito on March 11, 2003, and following approval by the competent authorities, the first part of the transaction was concluded upon the sale of the majority interest (51%) and the consequent deconsolidation of Fidis Retail Italia, the company which controls the European activities of Fiat Auto Holdings in the field of retail consumer financing for automobile purchases. The sale was finalized in October 2003 upon the deconsolidation and transfer to Fidis Retail Italia of the holdings in the other financial companies covered by the agreement, with the sole exception of the company operating in the United Kingdom. Additional information on the contract details is presented in Note 3.

     • In execution of the contract dated July 1, 2003 and after having met the conditions precedent, the sale of the aerospace activities of FiatAvio S.p.A. to Avio Holding S.p.A., a company 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A., was finalized. Such activities were therefore deconsolidated beginning July 2003. The sale price was 1,509 million euros, realizing a net gain of 1,258 million euros.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Furthermore:

     • In the first quarter of 2003, Iveco sold the activities of Fraikin, a company specializing in long-term vehicle leasing, to Eurazeo. The sale price was 307 million euros, realizing a net loss of 24 million euros. The activities sold were deconsolidated as of the beginning of the year.

     • Also in the first quarter of 2003, Business Solutions sold to the Zunino group the approximate 56% stake in IPI S.p.A., which was deconsolidated as from the beginning of the year.

     • Following the agreements signed in December 2002, the Automobile Sector concluded the sale of Fiat Auto Holdings’ retail financing activities in Brazil to the Itaù banking group at the end of March 2003 and the activities were deconsolidated from that date. The sale price was 247 million euros, realizing a net gain of 103 million euros.

(1)      Intangible fixed assets

	Net of amorti- zation 12/31/2002	Additions	Amorti- zation	Change in the scope of consolida- tion	Reclassifi- cations	Foreign exchange effects	Disposals and Other changes	Net of amortiza- tion 12/31/2003
	(in millions of euros)
Start-up and expansion costs	77	107	(37)	3	3	(4)	(5)	144
Research, development and advertising expenses	18	16	(8)	1	(2)	—	(3)	22
Industrial patents and intellectual property rights	416	44	(106)	(11)	100	(44)	7	406
Concessions, licenses, trademarks and similar rights	467	45	(85)	(52)	44	(46)	(26)	347
Goodwill	229	14	(17)	(41)	—	(22)	(12)	151
Intangible assets in progress and advances	263	160	—	(3)	(153)	—	(21)	246
Other intangible assets	359	116	(91)	(218)	8	(1)	(16)	157
Differences on consolidation	3,371	25	(175)	(529)	—	(409)	(32)	2,251

Total intangible fixed assets	5,200	527	(519)	(850)	—	(526)	(108)	3,724

     Intangible fixed assets are shown net of writedowns of 614 million euros (559 million euros at December 31, 2002) of which 579 million euros (545 million euros at December 31, 2002) relate to Goodwill and Differences on consolidation. Writedowns made in 2003 amount to 55 million euros (559 million euros in 2002) and are included in the Disposals and Other changes column.

     Start-up and expansion costs at December 31, 2003 consist of deferred plant start-up costs and corporate formation costs of 60 million euros (53 million euros at December 31, 2002) and capital increase costs of 84 million euros (24 million euros at December 31, 2002). Additions during the year include 88 million euros for the capital increase costs of Fiat S.p.A. for 57 million euro, Fiat Auto Holdings B.V. for 17 million euros, CNH Global N.V. for 12 million euros and other minor companies for 2 million euros.

     Other intangible assets include additions during the year mainly for the capitalization of license acquisition costs for the development of technologies and products incurred by FiatAvio S.p.A. for 68 million euros (relating to the first six months of the year) and other deferred charges benefiting future periods by Fiat Auto for 27 million euros.

     Differences on consolidation amount to 2,251 million euros at December 31, 2003, and include the net goodwill (net of amortization and writedowns, as described below) on the acquisition of the Case

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

Group and other CNH Group companies for 2,013 million euros, the Irisbus Group for 46 million euros, Meridian Technologies Inc. for 25 million euros, certain Components Sector companies for 20 million euros, certain Production Systems Sector companies for 46 million euros and other minor companies for 32 million euros. Differences on consolidation also include goodwill deriving from Tender Offers for the shares of Magneti Marelli Holding S.p.A. for 18 million euros, as well as goodwill from the CNH Global N.V. capital increase effected in 2000 for 51 million euros.

     As regards the amounts recorded in Goodwill and Differences on consolidation, amortization is charged over periods ranging from five to twenty years, on the basis of the expected recoverability of these amounts. At the end of the year, however, specific reviews were conducted to verify whether such amounts are recoverable by considering the existing prospects of earnings. From the analyses performed, taking into consideration the changed market conditions, the restructuring plans initiated by certain Sectors of the Group and the consequent impact on the business plans of various Sectors, permanent impairments in value were identified at December 31, 2003 that gave rise to writedowns totaling 38 million euros (533 million euros at December 31, 2002).

(2)      Property, plant and equipment

	Net of depreciation 12/31/2002	Additions	Depre- ciation	Change in the scope of consolidation	Reclassifi- cations	Foreign exchange effects	Disposals and Other changes	Net of depreciation 12/31/2003	Accumulated depreciation 12/31/2003
					(in millions of euros)
Land and buildings	3,801	60	(150)	(730)	36	(121)	(160)	2,736	1,903
Plant and machinery	3,721	305	(613)	(118)	288	(92)	(98)	3,393	7,492
Industrial and commercial equipment	1,511	475	(623)	3	306	(49)	(119)	1,504	6,297
Other assets	2,095	480	(364)	(507)	6	(78)	(318)	1,314	1,674
Construction in progress and advances	978	691	—	(65)	(636)	(37)	(203)	728	—

Total Property, plant and equipment	12,106	2,011	(1,750)	(1,417)	—	(377)	(898)	9,675	17,366

     Property, plant and equipment include revaluations required or allowed by national laws, which, net of related accumulated depreciation, amount to 231 million euros at December 31, 2003 and 288 million euros at December 31, 2002.

     No interest expenses were capitalized in 2003 or in 2002.

     The Change in the scope of consolidation shows a negative amount of 1,417 million euros owing to the sale of the Toro Assicurazioni Group (-582 million euros), Fraikin (-514 million euros) and FiatAvio S.p.A. (-326 million euros), as well as a positive balance due to the inclusion and exclusion of other minor companies in consolidation (5 million euros).

     Reclassifications refer to a reduction in construction in progress and advances on purchases of property, plant and equipment existing at the end of the prior year which were reclassified at the time they were effectively acquired and put into operation.

     Disposals and Other changes, which has a negative balance of 898 million euros, include, in the Land and buildings category, 160 million euros relating in part to the sale of non-strategic properties. Furthermore, this item includes the writedowns recorded during the year. In fact, as with intangible fixed assets, the estimated recoverable amounts of property, plant and equipment were analyzed, in terms of the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

value in use or realizable value, based upon the most recently updated company plans, which take into consideration the changed market conditions and the restructuring plans initiated by certain Sectors of the Group. As a result of those analyses, property, plant and equipment were written down by 351 million euros (227 million euros in 2002), detailed by Sector as follows: Automobiles 312 million euros, Commercial Vehicles 6 million euros, Metallurgical Products 16 million euros, Components 7 million euros, and other minor companies 10 million euros. This item also comprises disposals relating to assets on operating leases of 289 million euros.

     Other assets include vehicles on operating leases for 914 million euros at December 31, 2003 (1,585 million euros at December 31, 2002), mainly relating to long-term leases. The reduction of 671 million euros includes 466 million euros due to the sale of Fraikin.

     The depreciation rates used are determined on the basis of the estimated useful lives of the assets and are listed below:

	Depreciation rates
Land and buildings	3%	–	9%
Plant and machinery	8%	–	21%
Industrial and commercial equipment	16%	–	28%
Other assets	11%	–	25%

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(3)	Financial fixed assets

Investments

				Change	Acquisitions	Foreign	Disposals
	Value at	Equity in	Equity in	in the scope of	and	exchange	and Other	Value at
	12/31/2002	earnings	losses	consolidation	Capitalizations	effects	changes	12/31/2003
				(in millions of euros)
Unconsolidated subsidiaries	558	16	(150)	(14)	7	(28)	46	435
Associated companies	2,722	74	(45)	536	29	(59)	(55)	3,202
Other companies	682	1	(5)	(491)	11	—	59	257

Total investments	3,962	91	(200)	31	47	(87)	50	3,894

     Equity in earnings and Equity in losses include the Group’s share of the income or the loss of companies accounted for using the equity method. With regard to the companies accounted for at cost, Equity in losses includes the loss in value recorded in the year.

     Change in the scope of consolidation (increase of 31 million euros) can be analyzed as follows:

     •   Investments in unconsolidated subsidiaries (-14 million euros): the decrease is due to the line-by-line consolidation of the companies B.D.C. & Co. Société en Commandite Simple (-8 million euros), New City Car S.A. (-2 million euros) and other minor companies (-4 million euros).

     •   Investments in associated companies (536 million euros): the caption includes the effects consequent to the exclusion from the scope of consolidation of the companies now accounted for using the equity method and the investments held by companies that were sold during the year. The change particularly refers to: Fidis Retail Italia S.p.A. (376 million euros), Naveco Ltd. (122 million euros), IPI S.p.A. (16 million euros), Toro Targa Assicurazioni S.p.A. (15 million euros), Transolver Finance Establecimiento Financiero de Credito S.A. (12 million euros), Fidis Bank G.m.b.H. (3 million euros), IN ACTION S.r.l. (2 million euros), the company Atla S.r.l. owned by FiatAvio S.p.A. (-4 million euros), investments held by IPI S.p.A. (-5 million euros) and other minor companies (-1 million euros).

     •   Investments in other companies (-491 million euros): the decrease is mainly due to the Capitalia S.p.A. (-481 million euros) investments owned in 2002 by Toro Assicurazioni Group and other minor companies (-10 million euros).

     Acquisitions and Capitalizations (47 million euros) refer principally to the following acquisitions and capitalizations:

     •   Investments in unconsolidated subsidiaries (7 million euros): capitalization of the company Cofap Companhia Fabricadora de Pecas LTDA (5 million euros) and other minor companies (2 million euros).

     •   Investments in associated companies (29 million euros): capitalizations of the companies CNH Capital Europe S.A.S. (10 million euros), Toro Targa Assicurazioni S.p.A. (9 million euros), Mako Elektrik Sanay Ve Ticaret A.S. (4 million euros) and other minor companies (6 million euros).

     •   Investments in other companies (11 million euros): acquisitions of the companies Gas

Turbine Technologies S.p.A. (6 million euros), IPSE 2000 S.p.A. (3 million euros) and other minor companies (2 million euros).

Disposals and Other changes, which show an increase of 50 million euros, refer principally to:

     •   Investments in unconsolidated subsidiaries (46 million euros): line-by-line consolidation of Atlanet S.p.A. (56 million euros) and other minor companies (-10 million euros).

     •   Investments in associated companies (-55 million euros): sale of the companies: E.D.M. S.r.l. (-8 million euros), Johnson Matthey Argentina S.A. (-3 million euros) and other companies (-44 million euros).

     •   Investments in other companies (59 million euros): the increase, net of minor variations for -6 million euros, is due to the subscription to the Edison S.p.A. capital increase, equal to 65 million euros, through the conversion of the option rights subscribed for 2002.

     Investments held at December 31, 2003, by type of accounting method, are analyzed as follows:

	At December 31,
	2003	2002
	(in millions of euros)
Investments accounted for using the equity method	3,539	3,161
Investments valued on a cost basis:
Listed companies	158	581
Unlisted companies	197	220
Total investments valued at cost	355	801

Total investments	3,894	3,962

     Investments accounted for using the equity method: the increase (378 million euros) is due to the equity method of valuation for the companies Fidis Retail Italia S.p.A. (372 million euros) and Naveco Ltd. (102 million euros), the foreign exchange effect (-87 million euros) and other minor changes (-9 million euros).

     Investments valued on a cost basis: the decrease (423 million euros) in listed companies is mainly due to the exit of Capitalia S.p.A. (-481 million euros), a Toro Assicurazioni Group investment, the inclusion of Edison S.p.A. shares (65 million euros) and other minor changes (-7 million euros). The reduction in unlisted companies valued at cost (-23 million euros) is the result of the sale of the investment in Johnson Matthey Argentina S.A. (-3 million euros), the exclusion of Atla S.r.l., a company held by FiatAvio S.p.A. (-4 million euros), certain Toro Assicurazioni Group companies (-3 million euros) and other companies (-13 million euros).

     The principal investments in unconsolidated subsidiaries are the following:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	At December 31,
	2003		2002
	%	Amount	%	Amount
	(in millions of euros)
Unconsolidated subsidiaries:
BUC-Banca Unione di Credito	100.0	340	100.0	361
Leasys S.p.A.	51.0	36	51.0	112
Other unconsolidated subsidiaries (minor amounts)		59		85

Total		435		558

     As allowed by law, the above companies have not been consolidated either because their operations are so dissimilar (BUC — Banca Unione di Credito) or because it would not have been possible to obtain the necessary information for their consolidation on a timely basis without disproportionate expense or because their operations are not significant. Such companies show a negative net financial position of 297 million euros (164 million euros at December 31, 2002).

     As regards the investment in Leasys S.p.A., this company is subject to joint control with the other partner, even though the Fiat Group holds 51% of capital stock; like the other principal jointly controlled companies, the investment is accounted for using the equity method.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	At December 31,
	2003		2002
	%	Amount	%	Amount
	(in millions of euros)
Associated companies:
Fiat-GM Powertrain B.V	50.0	1,172	50.0	1,189
Italenergia Bis S.p.A.	24.6	512	24.6	481
Fidis Retail Italia S.p.A.(*)	49.0	372	—	—
Tofas Turk Otomobil Fabrikasi A.S	37.9	156	37.9	136
Sevel S.p.A.	50.0	118	50.0	125
Kobelco Construction Machinery Co. Ltd.	20.0	103	20.0	107
Naveco Ltd.(**)	50.0	102	—	—
Rizzoli Corriere della Sera MediaGroup S.p.A. (formerly H.d.P. S.p.A.)	9.8	99	10.1	98
Consolidated Diesel Company	50.0	54	50.0	59
Jangsu Nanya Auto Co. Ltd.	50.0	54	50.0	55
Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme	50.0	49	50.0	47
New Holland HFT Japan Inc.	50.0	32	50.0	42
Global Value Services S.p.A.	50.0	36	50.0	38
CBC-Iveco Ltd.	50.0	40	50.0	37
CNH Capital Europe S.A.S	49.9	45	50.0	30
Turk Traktor Ve Ziraat Makineleri A.S	37.5	33	37.5	30
IPI S.p.A.(*)	10.0	16	—	—
LBX Company LLC	50.0	15	50.0	20
New Holland de Mexico SA de CV	37.5	14	37.5	14
Transolver Finance Establecimiento Financiero de Credito S.A.(*)	50.0	14	—	—
Toro Targa Assicurazioni S.p.A.(*)	49.0	13	—	—
AL-Ghazi Tractors Ltd.	43.2	12	43.2	13
Hua Dong Teksid Automotive Foundry Co. Ltd.	50.0	7	50.0	12
New Holland de Mexico A.S. de C.V.	50.0	6	50.0	22
Other associated companies (minor amounts)		128		167

Total		3,202		2,722

(*)	Company consolidated line-by-line in 2002

(**)	Company consolidated proportionally in 2002

     The above list also comprises certain companies under joint control, the most important of which are Fiat-GM Powertrain B.V., Sevel S.p.A. and Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme and Naveco Ltd. Such companies carry a negative net financial position of 1,093 million euros (2,480 million euros at December 31, 2002).

     Fiat-GM Powertrain B.V.

     Fiat-GM Powertrain B.V. is an industrial joint venture for the manufacture of engines and gears for cars that was set up in the second half of 2001 between Fiat and General Motors Corporation (General Motors) under the well-known strategic alliance. The key figures taken from the financial statements of Fiat-GM Powertrain, drawn up in accordance with the accounting principles of the Group for the valuation of the investment using the equity method at December 31, 2003 and 2002 are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	At December 31,	At December 31,
	2003	2002
	(in millions of euros)
Balance sheet data
Fixed assets	3,250	3,416
Total assets	6,611	6,681
Financial payables	(1,452)	(1,695)
Stockholders’ equity	2,344	2,377

	2003	2002
	(in millions of euros)
Statement of operations data
Net sales	6,598	6,624
Operating income	296	280
Net income	180	131

     In view of the strictly industrial nature of the joint venture and in order to achieve a reading of its industrial performance that is consistent with the past, commencing in 2001 and during the period in which the industrial convergence and the relative synergies is being implemented (estimated at less than three years), the Group’s share of the results of the company is included in the consolidated statement of operations as a split between the operating/industrial component and the other non-operating components. In particular, the Group’s share of the operating result of the company (147 million euros in 2003, 143 million euros in 2002 and 47 million euros in the second half of 2001), determined by the transfer pricing policy adopted, is included in the consolidated statement of operations as an adjustment to the cost of the products purchased from the joint venture, whereas the share of the result in the other non-operating components is allocated to the respective principal captions, without effect on the total net result recorded by the Group. As far as Fiat-GM Powertrain’s balance sheet is concerned, with regard to the debt position, there are no commitments or guarantees provided by Fiat.

     Italenergia Bis

     With reference to the investment in Italenergia Bis S.p.A., during the second half of 2002, the Fiat Group sold a 14% holding to certain other stockholders of the company (Banca Intesa, IMI Investimenti and Capitalia, hereinafter the “Banks”) for 548 million euros, realizing a gain of 189 million euros. The related sales contracts and the contemporaneous agreements with another stockholder of Italenergia Bis (Electricité de France, hereinafter “EDF”) provide, among other things, that:

     •   By virtue of an option acquired in respect of EDF (the so-called EDF Put), Fiat may elect, between March and April 2005, to sell the shares it still holds in Italenergia Bis (223,151,568 shares, equal to 24.6%,) to EDF, at a price corresponding to the value of the investment, as estimated on the basis of the valuations performed by three experts appointed for that purpose. That price, less a premium of 127 million euros, payable only in the event the option is exercised, may not be less than a minimum (floor) of 1,147 million euros, or 5.141698 euros per share.

     •   In connection with the EDF Put, the Banks (in addition to the put agreements negotiated independently with EDF for their respective initial holdings in Italenergia Bis) obtained a so-called “tag

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

along/drag along” agreement from Fiat, and Fiat arranged a symmetrical Put/Call contract with EDF (conditional upon the prior exercise of the EDF Put by Fiat) that gives rise to two scenarios:

a)	Fiat independently exercises the EDF Put on its own 24.6% holding and in this case:

•	The Banks exercise the “tag along” under which the Banks each sell their own 4.66% holding to Fiat under the same price conditions as the EDF Put (valuation at fair market value, minimum floor of 5.141698 euros per share). Fiat, in turn, sells the acquired shares to EDF, making use of the put clauses in the Put/Call arranged with EDF.

•	The corresponding “drag along” allows Fiat to reacquire the Banks’ shares in any case and to surrender them to EDF which in turn has, by means of the call clauses in the Put/Call, the right to ask Fiat to acquire and surrender the shares. In substance, by means of the call, EDF may (providing that Fiat exercised the EDF Put, which is a condition for the Put/Call) acquire the entire original Fiat investment.

b)	Fiat does not independently exercise the EDF Put on its own 24.6% holding and in this case:

•	The individual Banks, separately, have the right to request Fiat to exercise its Put on EDF which allows the Banks to exercise the “tag along”, as described above, and to realize a gain.

•	Fiat may elect not to exercise the EDF Put, as instead requested, and the Banks have the right to ask that Fiat purchase from the same Banks their respective 4.66% holdings at the lower of the price determined pursuant to the EDF Put, in accordance with the same criteria and procedures agreed with EDF, and 6.5 euros per share.

•	Fiat does not have a call right on the Banks’ holdings which were sold to the Banks definitively.

     In conclusion, the 14% holding in Italenergia Bis sold by Fiat is subject to Put options exercisable in 2005 by each of the Banks. Nevertheless, the effects of the sale were considered final and the resulting gain realized in the previous year, in that Fiat had contemporaneously stipulated a put option with EDF that will give it the right, in the event that the Banks ask to purchase said shares, to sell them in turn to EDF at the same price conditions as the EDF Put.

     Fidis Retail Italia (FRI)

     With reference to the associated company Fidis Retail Italia S.p.A. (“FRI”), this company was set up to take over the European activities of the Automobile Sector in the area of consumer financing for retail automobile purchases. To this end, those activities, performed by the various companies operating in the different countries in Europe, were gradually sold to FRI, after obtaining the necessary authorizations from the local regulatory agencies. As envisaged by the Framework Agreement signed on May 27, 2002 by Fiat and the “Money Lending Banks” (Capitalia, Banca Intesa, SanPaolo IMI and later Unicredito Italiano), on May 27, 2003, the Fiat Group sold 51% of FRI’s shares and, as a result, the relative control, to Synesis Finanziaria S.p.A. an Italian company held equally by the four Banks, at the price of 370 million euros. This transaction led to a loss of 15 million euros that had already been set aside in a specific reserve for risks in the consolidated financial statements at December 31, 2002, based upon the binding agreements signed by the parties at that time. The sale contract calls for Put and Call options that can be summarized as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     •   Call Option by Fiat to purchase 51% of Fidis Retail Italia, held by Synesis Finanziaria, exercisable twice a year (in January and July) up to January 31, 2006 at a price increased prorata temporis over the sales price plus additional payments less any distributions.

     •   Synesis Finanziaria’s right to ask Fiat to exercise the above purchase option on 51% of Fidis Retail Italia in the event of which, by January 31, 2006, there is a change in control of Fiat or Fiat Auto (also through the sale of a substantial part of the companies owned by Fiat Auto or one of its brands Fiat, Alfa and Lancia) as set forth in the relative stockholders agreement between Fiat, Synesis Finanziaria and the four money lending banks.

     •   So-called “tag along” option on behalf of Synesis Finanziaria if the same events referred to in the preceding point occur after January 31, 2006.

     •   So-called “drag along” option on behalf of Fiat Auto in the event of the sale of the investment after January 31, 2006.

     As a result of the transaction, FRI was deconsolidated and has repaid all the loans it previously obtained from the centralized treasury department of the Group.

     Lastly, it should be mentioned that previous to the negotiations with the four Money Lending Banks, the control of FRI had been offered to General Motors, which, as established by the Master Agreement, had the “Right of First Refusal”.

     Investments in other companies are as follows:

	At December 31,	At December 31,
	2003	2002
	(in millions of euros)
Other companies:
Other listed companies	158	581
Other unlisted companies	99	101
Stockholders’ equity	257	682

     Other listed companies principally comprise shares of Mediobanca S.p.A. for 93 million euros (93 million euros in 2002) and Edison S.p.A. for 65 million euros.

     Had the portfolio of the major listed stocks at December 31, 2003 been valued at fair value based on market prices, it would have been approximately 59 million euros higher than the carrying value in the financial statements (approximately 286 million euros lower than the carrying value at December 31, 2002).

     No fair values have been determined for the Other unlisted companies as this type of calculation would require a significant effort which would outweigh the benefits of obtaining such information.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Receivables

	At December 31,
	2003				2002
			Of which				Of which
	Due	Due	due		Due	Due	due
	within	beyond	beyond		within	beyond	beyond
	one year	one year	5 years	Total	one year	one year	5 years	Total
	(in millions of euros)
Receivables from others	4	25	2	29	19	28	2	47

Total Receivables	4	25	2	29	19	28	2	47

     Financial receivables held as fixed assets are shown net of the allowances for doubtful accounts of 5 million euros (4 million euros at December 31, 2002), with a provision of 1 million euros during the year 2003.

     Financial receivables recorded in the financial statements at December 31, 2003 and 2002 approximate their fair values which have been calculated using the present value method, based on a discount rate which reflects market conditions, the duration and the risk of insolvency.

     Other securities

	At December 31,
	2003	2002	Change
	(in millions of euros)
Other securities	56	2,445	(2,389)

     Other securities are shown in the financial statements net of the allowance for doubtful accounts of 32 million euros (2 million euros at December 31, 2002). The writedown refers to the adjustment of the securities to estimated realizable value.

     Other securities at December 31, 2002 principally included marketable government securities and bonds held by the insurance companies for 2,311 million euros.

     At December 31, 2003, the carrying values are substantially in line with fair value.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Treasury stock

	At December 31,
	2003		2002
	Number		Number
	of shares	Cost	of shares	Cost
	(thousands)	(in millions	(thousands)	(in millions
		of euros)		of euros)
Fiat S.p.A. shares held by subsidiaries:
Ordinary	—	—	15,838	222
Savings	—	—	1,085	9

Total Treasury stock	—	—	16,923	231

     At December 31, 2003, no treasury stock is recorded under fixed assets (see Note 6 — Financial assets not held as fixed assets). Treasury stock at December 31, 2002 was entirely held by the companies in the Toro Assicurazioni Group.

     Finance lease contracts receivable

Accumulated
amortization
				Foreign	Change in	Disposal		and
	Net amount		Financial	exchange	the scope of	and Other	Net amount	writedowns
	12/31/2002	Additions	amortization	effects	consolidation	changes	12/31/2003	12/31/2003
(in millions of euros)
Finance lease contracts receivable	2,947	1,112	(528)	(31)	(1,485)	(218)	1,797	1,036

     Finance lease contracts receivable refer to vehicles sold by the Automotive Sectors under finance leases. The reduction of 1,150 million euros compared to December 31, 2002 is principally due to the Change in the scope of consolidation following the sale of the majority interest in Fidis Retail Italia.

     Finance lease contracts receivable do not include vehicles on operating leases, which are included under Property, plant and equipment.

     Investments where the investment risk is borne by policyholders and those related to pension plan management

	At December 31,
	2003	2002	Change
	(in millions of euros)
Investments where the investment risk is borne by policyholders and those related to pension plan management	—	6,930	(6,930)

     Investments for the benefit of life insurance policyholders, where the policyholders bear the risk,

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

and pension plan assets, at December 31, 2002 referred to the Toro Assicurazioni Group.

     Current assets

(4)	Inventories

	At December 31,
	2003			2002
	Gross	Allowance	Net	Gross	Allowance	Net
	(in millions of euros)
Raw materials and supplies	1,306	(207)	1,099	1,382	(134)	1,248
Work in progress and semifinished products	966	(22)	944	1,102	(20)	1,082
Contract work in progress	4,077	—	4,077	5,293	—	5,293
Finished goods and merchandise	4,482	(430)	4,052	4,279	(449)	3,830
Advances to suppliers	5,188	—	5,188	3,824	—	3,824

Total inventories	16,019	(659)	15,360	15,880	(603)	15,277

Advance payments on contract work in progress	(8,448)	—	(8,448)	(8,227)	—	(8,227)

Net inventories	7,571	(659)	6,912	7,653	(603)	7,050

     Movements in the inventory allowance accounts during the year were as follows:

			Foreign	Change in
	At	Use and	exchange	the scope of	At
	12/31/2002	Accruals	effects	consolidation	12/31/2003
(in millions of euros)
Allowance for inventory writedowns	603	93	(9)	(28)	659

     Inventories of 15,360 million euros at December 31, 2003 (15,277 million euros at December 31, 2002) increased by 83 million euros compared to the prior year. Advance payments received from customers against contract work in progress amount to 8,448 million euros (8,227 million euros at December 31, 2002) and are recorded in Payables (Note 12). Inventories, net of such advance payments received from customers, amount to 6,912 million euros (7,050 million euros at December 31, 2002). Advances to suppliers principally regard the amounts paid by the Fiat S.p.A. to the consortiums involved in the T.A.V. project. Contract work in progress decreased mainly as a result of the Change in the scope of consolidation.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(5)	Receivables

     An analysis of receivables by due date is as follows:

	At December 31,
	2003				2002
	Due	Due	Of which		Due	Due	Of which
	within	beyond	due beyond		within	beyond	due beyond
	one year	one year	5 years	Total	one year	one year	5 years	Total
	(in millions of euros)
Trade receivables	3,733	25	3	3,758	5,248	60	4	5,308
Receivables from unconsolidated subsidiaries	73	3	—	76	54	—	—	54
Receivables from associated companies	764	—	—	764	472	—	—	472
Other receivables from:
employees	33	2	—	35	36	3	—	39
tax authorities	1,413	137	—	1,550	1,639	146	—	1,785
social security agencies	14	—	—	14	22	—	—	22
Others	1,808	1,508	9	3,316	2,120	2,834	8	4,954

Total Other receivables	3,268	1,647	9	4,915	3,817	2,983	8	6,800

Total Receivables	7,838	1,675	12	9,513	9,591	3,043	12	12,634

     An analysis of receivables by type is as follows:

	At December 31,
	2003			2002
	Trade	Other	Total	Trade	Other	Total
	(in millions of euros)
Trade receivables	3,758	—	3,758	5,308	—	5,308
Receivables from unconsolidated subsidiaries	53	23	76	54	—	54
Receivables from associated companies	742	22	764	422	50	472
Other receivables from:
employees	—	35	35	—	39	39
tax authorities	—	1,550	1,550	—	1,785	1,785
social security agencies	—	14	14	—	22	22
other	—	3,316	3,316	—	4,954	4,954
Total Other receivables	—	4,915	4,915	—	6,800	6,800

Total Receivables	4,553	4,960	9,513	5,784	6,850	12,634

Of which:
Receivables included in the working capital	4,553	3,081	7,634	5,784	3,351	9,135

Deferred tax assets	—	1,879	1,879	—	3,499	3,499

     Trade receivables decreased by 1,231 million euros resulting from reductions of 1,106 million euros due to changes in the scope of consolidation and 125 million euros due to current operations.

     Trade receivables are shown net of allowances for doubtful accounts of 476 million euros at December 31, 2003 (549 million euros at December 31, 2002). Movements in the allowance accounts during the year are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

			Use and	Change in the
	At		other	scope of	At
	12/31/2002	Accruals	changes	consolidation	12/31/2003
(in millions of euros)
Allowances for doubtful accounts	549	86	(109)	(50)	476

     Receivables from tax authorities principally refer to VAT and income taxes receivable from the Italian tax authorities and include the tax credit relating to the advance payments of income tax on employee severance indemnities paid by Italian companies. The portion of interest accrued on that receivable relating to the current year is recorded in Financial income and expenses.

     “Other receivables from others” include deferred tax assets of 1,879 million euros (3,499 million euros at December 31, 2002), accounted for in accordance with the accounting policies described previously. Additional information on these assets is provided in Note 10 — Reserves for risks and charges, under Deferred income tax reserve.

(6)	Financial assets not held as fixed assets

     Investments

     Investments in other companies amount to 32 million euros at December 31, 2003 (810 million euros at December 31, 2002) and show a decrease of 778 million euros, mainly due to the sale of the Toro Assicurazioni Group.

     Other securities

	At December 31,
	2003	2002	Change
	(in millions of euros)
Italian government securities	55	2,968	(2,913)
Other securities	3,790	3,801	(11)

Total Other securities	3,845	6,769	(2,924)

of which held by insurance companies	186	6,102	(5,916)

     Italian government securities also include securities issued by other public entities and guaranteed by the Italian government.

     At December 31, 2003, Other securities include short-term bonds and commercial paper (1,480 million euros) and highly rated liquidity funds of leading international banks (2,365 million euros) in which the treasury management companies of the Group had made temporary and highly liquid investments of available cash resources that arose mainly as a result of the significant divestitures by the Group. Additional liquidity in the form of bank accounts and cash is included in Cash (3,211 million euros-Note 7).

     At December 31, 2002, Other securities comprised securities with a broad market issued by debtors with a high credit rating and mainly held by the insurance companies to cover, for the most part, policy liabilities and accruals.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     The securities portfolio of 3,845 million euros at December 31, 2003 (6,769 million euros at December 31, 2002) approximates fair value.

     Treasury stock

	At December 31,
	2003		2002
	Number		Number
	of shares	Cost	of shares	Cost
	(thousands)	(in millions	(thousands)	(in millions
		of euros)		of euros)
Fiat S.p.A. shares held by Fiat S.p.A. and subsidiaries:
Ordinary	4,969	32	2,530	22
Total Treasury stock	4,969	32	2,530	22

     Treasury stock consists of 4,969,034 Fiat ordinary shares held by Fiat S.p.A. and Fiat Ge.Va. S.p.A. and amounts to 32 million euros, net of writedowns recorded during the year totaling 5 million euros.

     Financial receivables

	At December 31,
	2003				2002
			Of which				Of which
		Due	due		Due	Due	due
	Due within	beyond	beyond 5		within	beyond one	beyond 5
	one year	one year	years	Total	one year	year	years	Total
	(in millions of euros)
Receivables from unconsolidated subsidiaries	475	46	—	521	348	163	—	511
Receivables from associated companies	413	231	—	644	912	401	—	1,313
Receivables from others	6,488	3,097	422	9,585	9,216	7,371	935	16,587

Total Financial receivables	7,376	3,374	422	10,750	10,476	7,935	935	18,411

     Financial receivables amounting to 10,750 million euros at December 31, 2003 (18,411 million euros at December 31, 2002), net of allowances for doubtful accounts of 316 million euros (523 million euros at December 31, 2002), decreased by 7,661 million euros compared to the end of the prior year. Such reduction is mainly due to the change in the scope of consolidation (6,183 million euros) particularly as a result of the sale of the retail financing activities of the Automobile Sector.

     Movements in the allowance accounts during the year are as follows:

			Use and	Change in
	At		other	the scope of	At
	12/31/2002	Accruals	changes	consolidation	12/31/2003
(in millions of euros)
Allowance for doubtful accounts	523	188	(115)	(280)	316

     The fair value of Financial receivables would be approximately 10,800 million euros at December

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

31, 2003 (18,454 million euros at December 31, 2002). The fair value of financial receivables was determined in accordance with the method indicated in Note 3 — Financial fixed assets — Receivables.

     Receivables from associated companies of 644 million euros at December 31, 2003 (1,313 million euros at December 31, 2002) decreased by 669 million euros due to loan repayments.

     Financial receivables from others amount to 9,585 million euros at December 31, 2003 (16,587 million euros at December 31, 2002), of which 7,914 million euros at December 31, 2003 (15,615 million euros at December 31, 2002) consist of financing granted to retail customers as well as dealer networks and suppliers. The reduction in Financial receivables from others of 7,002 million euros compared to the end of 2002 is mainly due to the change in the scope of consolidation. Financial receivables from others also include the net value of subordinated securities of 214 million euros (602 million euros at December 31, 2002) subscribed to as part of the securitization of financial receivables; the reduction of 388 million euros is chiefly due to the change in the scope of consolidation following the sale of Fidis Retail Italia.

(7)	Cash

	At December 31,
	2003	2002
	(in millions of euros)
Bank and post office accounts	3,195	3,454
Checks	9	11
Cash on hand	7	24

Total Cash	3,211	3,489

     Cash recorded in the financial statements at December 31, 2003 and 2002 is in line with the fair value at the same dates.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(8)	Accrued income and prepaid expenses

	At December 31,
	2003	2002
	(in millions of euros)
Accrued income and prepaid expenses
Commercial accrued income
Accrued interest and commissions	5	30
Other	14	43

Total Commercial accrued income	19	73

Commercial prepaid expenses:
Interest	39	9
Other	349	497

Total Commercial prepaid expenses	388	506
Financial accrued income	301	543
Financial prepaid expenses	85	118

Total Accrued income and prepaid expenses	793	1,240

     Financial accrued income mainly includes day-to-day interest earned on securities and derivative financial instruments.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(9) Stockholders’ equity

     Capital stock

     Capital stock, fully paid-in, amounts to 4,918 million euros at December 31, 2003 and consists of 983,622,708 shares as follows:

•	800,417,598 ordinary shares;

•	103,292,310 preference shares;

•	79,912,800 savings shares;

     all with a par value of 5 euros each.

     Compared to December 31, 2002, capital stock increased by 1,836 million euros, corresponding to 367,197,108 ordinary shares. Such shares were issued in a ratio of three new ordinary shares for every five shares of any class of stock outstanding, at the price of 5 euros, following the execution of the capital stock increase in August 2003 voted by the Board of Directors on June 26, 2003.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     The capital stock increase was effected on the basis of the mandate given by the Extraordinary Stockholders’ Meeting on September 12, 2002. This Meeting authorized the Board of Directors to increase capital stock, by September 11, 2007, in one or more times, up to a maximum of 8 billion euros, of which 3 billion euros is to be reserved, with reference to the mandatory convertible facility (Note 12), according to paragraph 7 of article 2441 of the Italian Civil Code, to the banks identified in the same resolution, in the event the facility is not paid at an earlier date, with subscription and payment of the newly issued ordinary shares to be achieved exclusively by compensating the Banks’ receivables for principal up to a maximum total of 3 billion euros.

     It should be pointed out that when the capital increase voted by the Board of Directors on December 10, 2001 was perfected in February 2002, 65,820,600 warrants were issued for the purchase in January 2007 of one ordinary share, always with a par value of 5 euros, at the price of euro 29.448 each, for every four warrants. In execution of the resolution passed on June 26, 2003, up to the limits established in the mandate by the stockholders’ meeting, in order to implement the capital increase, the Company purchased 311,432 “FIAT warrants on ordinary shares 2007” and 2,100,000 “option rights” for cancellation. Accordingly, on the basis of the resolutions passed by the Board of Directors Meetings on December 10, 2001 and June 26, 2003, the capital stock could ultimately be increased against payment for a maximum of 82 million euros, thus reaching 5 billion euros, through the issue of a maximum of 16,377,292 ordinary shares of par value 5 euros each, on February 1, 2007, following the exercise of outstanding “FIAT warrants on ordinary shares 2007”.

     Again with reference to the “FIAT warrants on ordinary shares 2007”, Fiat reserved the right to pay the warrant holders in cash, starting on January 2, 2007, in lieu of the shares to be issued (shares in exchange for warrants), for the difference between the arithmetic average of the official market price of Fiat ordinary shares in December 2006 and the warrant exercise price, unless this difference exceeds the maximum amount set and previously communicated by Fiat, in which case the holder of the warrants may opt to subscribe to the shares in exchange for warrants.

     The resolutions regarding the capital increase to service the stock option plans (28 million euros) have been revoked since the Board of Directors decided on June 26, 2003 to use ordinary treasury stock to be bought back for this purpose.

     Additional paid-in capital

     Additional paid-in capital at December 31, 2003 amounts to 279 million euros, with a reduction of 2,048 million euros compared to December 31, 2002 following its utilization to cover the loss for fiscal 2002 (2,053 million euros) as voted by the Stockholders’ Meeting held May 13, 2003. The reduction was partly compensated by the proceeds from the sale of the option rights on the 2003 capital increase that were not exercised and which were sold on the market as set forth in art. 2441, paragraph 3 of the Italian Civil Code, net of the amount paid for the option rights and the warrants purchased to execute the board resolution passed on June 26, 2003.

     Legal reserve

     The legal reserve amounts to 659 million euros at December 31, 2003 and did not change in respect of December 31, 2002.

     At December 31, 2003, the legal reserve exceeds one-fifth of capital stock.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Cumulative translation adjustments

     Cumulative translation adjustments show a negative change of 802 million euros compared to December 31, 2002 mainly due to the effect of the weakness of the U.S. dollar and the Polish zloty against the euro.

     Retained earnings and Other reserves

     Retained earnings and Other reserves include, in addition to the undistributed earnings of the consolidated companies, also monetary revaluation reserves and other reserves in suspension of taxes.

     Reconciliation to stockholders’ equity and Net loss of the parent company, Fiat S.p.A.

	Stockholders'		Stockholders'
	equity at	Net Result	equity at	Net Result
	12/31/2003	2003	12/31/2002	2002
		(in millions of euros)
Statutory financial statements of Fiat S.p.A.	5,415	(2,359)	5,934	(2,053)
Elimination of carrying value of consolidated investments and the related dividend income recorded in the statutory financial statements of Fiat S.p.A.	(7,143)	(254)	(7,909)	(175)
Elimination of writedowns against consolidated investments recorded by Fiat S.p.A.	—	2,371	—	2,844
Equity and results of operations of consolidated companies	8,598	(1,634)	9,799	(4,704)
Consolidation adjustments:
Eliminations of intra-Group dividends	—	(92)	—	(836)
Elimination of intra-Group profit and losses from sales of investments	—	25	—	766
Elimination of intra-Group profit and losses in inventories, investments, property, plant and equipment and other adjustments	(77)	43	(183)	210

Consolidated financial statements	6,793	(1,900)	7,641	(3,948)

     Minority interest

     The minority interest in stockholders’ equity of 701 million euros (1,038 million euros at December 31, 2002) refers mainly to the following companies consolidated on a line-by-line basis:

	At December 31,
	2003	2002
	(% held by minority	(% held by minority
	stockholders)	stockholders)
Italian companies:
Ferrari S.p.A.	44.0	44.0
Teksid S.p.A.	19.5	33.5
IPI S.p.A.	—	34.1
Foreign companies:
Fiat Auto Holdings B.V.	10.0	20.0
Iveco Ford Truck Ltd.	—	15.2
CNH Global N.V.	14.9	14.7

     The reduction in the minority interest percentage ownership in Fiat Auto Holdings B.V. is due to the recapitalization of 5 billion euros resolved by the Stockholders’ Meeting of Fiat Auto Holdings B.V.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

held April 23, 2003 and subscribed to by Fiat Partecipazioni S.p.A. (the direct parent company of Fiat Auto Holdings B.V.) for 3 billion euros, whereas General Motors has not as yet subscribed to its share of the capital increase, as described in Note 14.

     In accordance with the accounting policies described previously, the losses pertaining to General Motors, the minority stockholder in Fiat Auto Holding B.V. (Automobile Sector), were allocated to General Motors up to the value of its share of capital stock, and the excess, or deficit, that arose starting from the third quarter of 2002, was charged to the Group (204 million euros in 2003 and 296 million euros in 2002).

(10)      Reserves for risks and charges

	At December 31,
	2003	2002	Change
	(in millions of euros)
Reserve for pensions and similar obligations	1,503	1,459	44
Income tax reserves:
Current income tax reserve	98	199	(101)
Deferred income tax reserve	211	1,236	(1,025)

Total Income tax reserves	309	1,435	(1,126)
Other reserves:
Warranty reserve	791	841	(50)
Restructuring reserves	471	731	(260)
Various liabilities and risk reserves	2,216	2,555	(339)

Total Other reserves	3,478	4,127	(649)
Insurance policy liabilities and accruals	89	9,605	(9,516)
Policy liabilities and accruals where the investment risk is borne by policyholders and those related to pension plan management	—	7,000	(7,000)

Total Reserves for risks and charges	5,379	23,626	(18,247)

     Reserve for pensions and similar obligations

     The reserve includes provisions for pensions and similar obligations determined on an actuarial basis, where applicable, and payable to employees and former employees according to contractual agreements or by law.

     Income tax reserves

     The Deferred income tax reserve at December 31, 2003 includes deferred tax liabilities, net of deferred tax assets, which have been offset where possible by the individual companies. The Deferred income tax reserve, net of Deferred tax assets recorded under Other receivables from others, is composed as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	At December 31,
	2003	2002	Change
	(in millions of euros)
Deferred income tax reserve	211	1,236	(1,025)
Deferred tax assets	(1,879)	(3,499)	1,620

Total	(1,668)	(2,263)	595

     The net change of 595 million euros compared to December 31, 2002 derives mainly from the reversal of deferred tax assets for which the recovery was mainly connected to the realization of gains on the sales of investments that took place during 2003.

     The Deferred income tax reserve, net of Deferred tax assets recorded under Other receivables from others, can be analyzed as follows:

	At December 31,
	2003	2002
	(in millions of euros)
Deferred tax liabilities for:
Accelerated depreciation	492	682
Deferred tax on gains	493	382
Capital investment grants	18	13
Other	684	896

Total Deferred tax liabilities	1,687	1,973
Deferred tax assets for:
Taxed reserves for risks and charges	(1,021)	(1,301)
Inventories	(126)	(158)
Taxed allowances for doubtful accounts	(86)	(189)
Pension funds	(289)	(221)
Adjustments to financial assets	(2,056)	(1,062)
Other	(680)	(804)

Total Deferred tax assets	(4,258)	(3,735)
Theoretical tax benefit connected to tax loss carryforwards	(4,313)	(3,646)
Adjustments for assets whose recoverability is not reasonably certain	5,216	3,145

Total Deferred income tax reserve, net of Deferred tax assets	(1,668)	(2,263)

     As disclosed in the accounting policies, in recording Deferred tax assets, each company in the Group critically evaluated whether the conditions existed for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits deriving from positive temporary differences (4,258 million euros) and tax loss carryforwards (4,313 million euros) have prudently been reduced for a total of 5,216 million euros.

     In particular, the Deferred income tax reserve net of Deferred tax assets includes 1,259 million euros (1,478 million euros at December 31, 2002) of tax benefits connected to tax loss carryforwards.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     However, a further tax benefit connected to tax loss carryforwards of 3,054 million euros (2,168 million euros at December 31, 2002) has not been recorded in the financial statements.

     Deferred taxes have not been provided on the undistributed earnings of subsidiaries since no transactions are expected to be entered into that would warrant their taxation.

     Deferred taxes of 72 million euros (127 million euros at December 31, 2002) have not been provided on temporary differences relating to reserves and provisions in suspension of taxes, since they are not expected to be used in a manner which would warrant their taxation.

     Other reserves

     Restructuring reserves amount to 471 million euros at December 31, 2003 (731 million euros at December 31, 2002) and are related to the corporate restructuring programs of the following Sectors (in millions of euros): Automobile 160 (320 at December 31, 2002), Agricultural and Construction Equipment 83 (218 at December 31, 2002), Commercial Vehicles 75 (83 at December 31, 2002), Metallurgical Products 24 (2 at December 31, 2002), Components 64 (59 at December 31, 2002), Production Systems 54 (2 at December 31, 2002), Services 8 (19 at December 31, 2002), Other Sectors 3 (28 at December 31, 2002).

     The Various liabilities and risk reserves amount to 2,216 million euros at December 31, 2003 (2,555 million euros at December 31, 2002) and represent the amounts set aside by individual companies of the Group principally in connection with contractual and commercial risks and disputes. The decrease of 339 million euros compared to December 31, 2002 is the result of a combination of ordinary provisions of 661 million euros, extraordinary provisions of 289 million euros, decreases for the effect of foreign exchange differences of 64 million euros and decreases for utilizations of 1,225 million euros.

(11)      Reserve for employee severance indemnities

			Use and Other
	At 12/31/2002	Accruals	changes	At 12/31/2003
		(in millions of euros)
Reserve for employee severance indemnities	1,609	244	(540)	1,313

     The total reserve for employee severance indemnities amounts to 1,313 million euros at December 31, 2003 (1,609 million euros at December 31, 2002) and includes the severance indemnities accrued at year-end in favor of the employees of the companies in accordance with legal requirements. The Use and Other changes column comprises the change in the scope of consolidation (160 million euros) due to the deconsolidation of the Toro Assicurazioni Group, FiatAvio S.p.A. and Fidis Retail Italia.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(12)	Payables

     Payables may be analyzed by due date as follows:

	At December 31,
	2003				2002
			Of which				Of which
	Due within	Due beyond	due beyond		Due within	Due beyond	due beyond
	one year	one year	5 years	Total	one year	one year	5 years	Total
	(in millions of euros)
Bonds	1,034	8,576	3,804	9,610	1,853	9,020	3,243	10,873
Convertible bonds	1,765	—	—	1,765	—	2,125	—	2,125
Borrowings from banks	2,697	6,687	115	9,384	4,482	8,558	300	13,040
Other financial payables	809	155	34	964	961	248	50	1,209
Advances(*)	2,877	6,272	—	9,149	3,603	5,707	—	9,310
Trade payables	11,733	36	—	11,769	12,056	96	—	12,152
Notes payable	224	1	—	225	973	664	—	1,637
Payables to unconsolidated subsidiaries	68	—	—	68	63	—	—	63
Payables to associated companies	842	—	—	842	1,107	—	—	1,107
Taxes payable	833	28	2	861	1,279	24	—	1,303
Social security payable	283	4	—	287	311	2	—	313
Other payables	1,288	28	—	1,316	1,729	327	—	2,056

Total Payables	24,453	21,787	3,955	46,240	28,417	26,771	3,593	55,188

(*)	of which Advance payments on contract work in progress totals 8,448 million euros at December 31, 2003 (8,227 million euros at December 31, 2002)

     Payables may be analyzed by type as follows:

	At December 31,
	2003				2002
	Trade	Financial	Other	Total	Trade	Financial	Other	Total
	(in millions of euros)
Bonds	—	9,610	—	9,610	—	10,873	—	10,873
Convertible bonds	—	1,765	—	1,765	—	2,125	—	2,125
Borrowings from banks	—	9,384	—	9,384	—	13,040	—	13,040
Other financial payables	—	964	—	964	—	1,209	—	1,209
Advances	—	—	9,149	9,149	—	—	9,310	9,310
Trade payables	11,769	—	—	11,769	12,152	—	—	12,152
Notes payable	9	216	—	225	17	1,620	—	1,637
Payables to unconsolidated subsidiaries	21	47	—	68	24	39	—	63
Payables to associated companies	789	48	5	842	1,074	17	16	1,107
Taxes payable	—	—	861	861	—	—	1,303	1,303
Social security payable	—	—	287	287	—	—	313	313
Other payables	—	—	1,316	1,316	—	—	2,056	2,056

Total Payables	12,588	22,034	11,618	46,240	13,267	28,923	12,998	55,188

     The decrease in Payables (8,948 million euros) compared to December 31, 2002 is mainly due to the following:

•	a decrease in Trade payables of 679 million euros, including 685 million euros for the change in the scope of consolidation;

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     •     a decrease in Financial payables of 6,889 million euros due to the change in the scope of consolidation (3,836 million euros mainly as a result of the sale of Fidis Retail Italia) as well as the effect of foreign exchange rates.

     •     a decrease in Other payables of 1,380 million euros mainly due to the change in the scope of consolidation of 1,076 million euros.

     Financial payables total 22,034 million euros at December 31, 2003 (28,923 million euros at December 31, 2002). Financial payables due within one year amount to 6,616 million euros at December 31, 2003 (8,310 million euros at December 31,2002) and their carrying values approximate fair value as a consequence of the short-term maturity.

     The portion of medium and long-term Financial payables due beyond one year amounts to 15,418 million euros at December 31, 2003 (20,613 million euros at December 31, 2002). The scheduled maturities are:

	2005	2006	2007	2008	Thereafter	Total
	(in millions of euros)
Medium and long-term debt due beyond one year	7,443	2,955	643	424	3,953	15,418

     The fair value of medium and long-term Financial payables due beyond one year would be approximately 397 million euros lower than the carrying value at December 31, 2003 (at December 31, 2002, fair value would have been approximately 2,169 million euros lower than the carrying value). The fair values of such financial payables take into account the current market cost of funding with similar maturities, and, for bonds, their market prices.

     The interest rates and the nominal currencies of medium and long-term financial payables, including the current portion of 2,757 million euros at December 31, 2003 (4,807 million euros at December 31, 2002) are as follows:

		from 5% to	from 7.5%	from 10%	Greater
	less than 5%	7.5%	to 10%	to 12.5%	than 12.5%	Total
	(in millions of euros)
Euro and euro-zone currencies	7,853	6,330	78	3	5	14,269
U.S. dollar	554	591	848	—	1	1,994
Japanese yen	304	—	—	—	—	304
Brazilian real	32	580	42	2	194	850
British pound	101	581	—	—	—	682
Canadian dollar	74	—	—	—	—	74
Other	—	1	—	1	—	2

Total 2003 medium and long-term debt	8,918	8,083	968	6	200	18,175

Total 2002 medium and long-term debt	15,257	9,116	754	31	262	25,420

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Financial payables with nominal rates in excess of 12.5% relate principally to companies operating in Brazil.

     Medium and long-term financial payables include financing of approximately 1,150 million euros secured from Citigroup and a small group of banks that is guaranteed by the EDF put option (refer to the EDF Put described in Note 3) held by the Fiat Group on its remaining investment (24.6%) in Italenergia Bis and the shares in the same Italenergia Bis pledged by Fiat.

     Financial payables secured by mortgages and other liens on property, plant and equipment amount to 1,234 million euros at December 31, 2003 (1,447 million euros at December 31, 2002).

     At December 31, 2003, the Group has an unused “committed” line of credit available mainly denominated in U.S. dollars for an equivalent amount of more than 2,000 million euros (approximately 3,700 million euros at December 31, 2002). The decrease can principally be ascribed to the maturity of a syndicated credit line of 1 billion U.S. dollars, in addition to the effects of the translation of the credit lines in their original currencies to euros.

     Bonds

     Bonds, including convertible bonds, amount to 11,375 million euros (12,998 million euros at December 31, 2002) and can be analyzed by year of maturity as follows:

	2004	2005	2006	2007	2008	Other	Total
	(in millions of euros)
EMTN	98	1,426	2,351	181	228	2,769	7,053
Convertible bonds	1,765	—	—	—	—	—	1,765
Other bonds	936	489	—	100	—	1,032	2,557

Total bonds	2,799	1,915	2,351	281	228	3,801	11,375

     The bonds issued by the Fiat Group are governed by different terms and conditions according to the following types of bonds:

     •     Euro Medium Term Note (EMTN Program): these notes have been issued under a program that is utilized for approximately 7 billion euros and guaranteed by Fiat S.p.A. Issuers taking part in the program are Fiat Finance & Trade Ltd. S.A. (for an amount outstanding of 6,824 million euros), Fiat Finance North America Inc. (for an amount outstanding of 148 million euros) and Fiat Finance Canada Ltd. (for an amount outstanding of 81 million euros).

     •     Convertible bonds: this is a single bond convertible into 32,053,322 General Motors Corp. common stock (“Exchangeable GM”) at a conversion price of 69.54 U.S. dollars per share with coupon interest at 3.25% and maturing on January 9, 2007 for a face value of 2,229 million U.S. dollars, equivalent to 1,765 million euros. The subscribers to the Exchangeable GM bond will have the right to ask for early redemption of the bond in cash at its face value with payment on July 9, 2004. The investors may exercise this right during the period which starts 30 business days prior to July 9, 2004 and ends 15 business days prior to July 9, 2004. With reference to the risk, implicit in the bond, of an increase in the General Motors share price above 69.54 U.S. dollars, a Total Return Equity Swap agreement was put into place as described in Note 14.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

•	Other bonds: these refer to the following issues:

•	Bonds issued by Fiat Finance & Trade Ltd. S.A. with coupon interest at 3.75% and maturing March 31, 2004 for an amount of 1,000 million euros and an amount outstanding of 936 million euros.

•	Bonds issued by Fiat Finance & Trade Ltd. S.A. with coupon interest at 1.5% and maturing June 27, 2005 for an amount of 40 billion Japanese yen, equal to 296 million euros.

•	Bonds issued by Case New Holland Inc. (“CNH Inc.”) with coupon interest at 9.25% and maturing August 1, 2011 for an amount of 1,050 million U.S. dollars, equivalent to 831 million euros; the bond indenture contains a series of financial covenants that are common in the American high yield bond market.

•	Bonds issued by Case LLC. and Case Credit Corp. for a total amount outstanding of 624 million U.S. dollars, equivalent to 494 million euros.

     The majority of the bonds issued by the Group contain standard commitments by the issuer and in some cases by Fiat, as the guarantor, that, in international practice, are common for bond issues of this type when the issuers are in the same industrial segment in which the Group operates, such as, in particular: (i) the so-called negative pledge clause which requires that the benefit of any real present or future guarantees given as collateral on the assets of the issuer and/or Fiat, on other bonds and other credit instruments should be extended to these bonds, to the same degree, (ii) the so-called pari passu clause, on the basis of which obligations cannot be undertaken which are senior to the bonds issued, (iii) the obligation of providing periodical disclosure, (iv) for some of the bond issues, the so-called cross-default clauses whereby the bonds become immediately due and payable when certain defaults arise in respect of other financial instruments issued by the Group and (v) other clauses generally present in issues of this type.

     The bonds issued by Case New Holland Inc. (“CNH Inc.”) with coupon interest at 9.25% and maturing on August 1, 2011 for an amount of 1,050 million U.S. dollars, equivalent to 831 million euros, contain, moreover, financial covenants common to the high yield U.S. bond market which place restrictions, among other things, on the possibility of the issuer and certain companies of the CNH group to secure new debt, pay dividends or buy-back treasury stock, realize certain investments, conclude transactions with associated companies, give collateral on its assets, conclude sale and leaseback transactions, sell certain fixed assets or merge with other companies and financial covenants which impose a maximum limit on further indebtedness by the CNH group companies which can not exceed a specific ratio of cash flows to dividend payments and financial expenses. Such covenants are subject to various exceptions and limitations and, in particular, some of these would no longer be binding should the bonds be assigned an investment grade rating by Standard & Poor’s Rating Services and/or Moody’s Investors Service.

     The major bond issues outstanding at December 31, 2003 are the following:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

						Amount
						outstanding in
	Currency	Face value	Coupon	Maturity		euros
	(in millions)
Euro Medium Term Notes:
Fiat Fin. North America	USD	69	5.020%	Oct. 19, 2004		55
Fiat Fin. North America	EUR	100	5.125%	Feb. 21, 2005		70
Fiat Finance & Trade	EUR	155	Indexed	July 5, 2005		155
Fiat Finance & Trade	EUR	130	Indexed	July 5, 2005		130
Fiat Finance & Trade	EUR	500	6.125%	Aug. 1, 2005		500
Fiat Finance & Trade	EUR	300	6.125%	Aug. 1, 2005		300
Fiat Finance & Trade	GBP	125	7.000%	Oct. 19, 2005		170
Fiat Finance & Trade(1)	EUR	1,700	5.750%	May 25, 2006		1,700
Fiat Finance Canada	EUR	100	5.800%	July 21, 2006		81
Fiat Finance & Trade(1)	EUR	500	5.500%	Dec. 13, 2006		500
Fiat Finance & Trade(1)	EUR	1,000	6.250%	Feb. 24, 2010		1,000
Fiat Finance & Trade(1)	EUR	1,300	6.750%	May 25, 2011		1,300
Fiat Finance & Trade(1)	EUR	617	(2)		(2)	617
Others(3)						475

Total Euro Medium Term Notes						7,053

Convertible bonds:
Fiat Fin. Luxembourg(4)	USD	2,229	3.250%	July 9, 2004		1,765

Total Convertible bonds						1,765

Other bonds:
Fiat Finance & Trade(1)	EUR	1,000	3.750%	Mar. 31, 2004		936
Fiat Finance & Trade	JPY	40,000	1.500%	June 27, 2005		296
CASE LLC	USD	243	7.250%	Aug. 1, 2005		193
CASE CREDIT Corp.	USD	127	6.750%	Oct. 21, 2007		100
CNH Inc.	USD	1,050	9.250%	Aug. 1, 2011		831
CASE LLC	USD	254	7.250%	Jan. 15, 2016		201

Total Other bonds						2,557

Total bonds						11,375

(1)	Bonds listed on the “Mercato Obbligazionario Telematico” of the Italian stock exchange (EuroMot). Furthermore, the majority of the bonds issued by the Fiat Group are also listed on the Luxembourg stock exchange.

(2)	“Fiat Step-Up Amortizing 2001-2011” bonds repayable at face value in five equal annual installments each for 20% of the total issued” (617 million euros) due beginning from the sixth year (November 7, 2007) by reducing the face value of each bond outstanding by one-fifth. The last installment will be repaid on November 7, 2011. The bonds pay coupon interest equal to: 4.40% in the first year (Nov. 7, 2002), 4.60% in the second year (Nov. 7, 2003), 4.80% in the third year (Nov. 7, 2004), 5.00% in the fourth year (Nov. 7, 2005), 5.20% in the fifth year (Nov. 7, 2006), 5.40% in the sixth year (Nov. 7, 2007), 5.90% in the seventh year (Nov. 7, 2008), 6.40% in the eighth year (Nov. 7, 2009), 6.90% in the ninth year (Nov. 7, 2010), 7.40% in the tenth year (Nov. 7, 2011).

(3)	Bonds with amounts outstanding equal to or less than the equivalent of 50 million euros.

(4)	Bonds convertible into General Motors Corp. common stock.

     The Fiat Group intends to repay the issued bonds in cash at maturity by utilizing available liquid resources. To this end, available liquidity (Cash and Other securities in Current assets) at the end of 2003 totals 7 billion euros. The Fiat Group also has available unused committed credit lines for more than 2 billion euros.

     Moreover, the companies in the Fiat Group may from time to time buy back bonds on the market that were issued by the Group also for purposes of their cancellation. Such buy-backs, if made, will

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

     Mandatory Convertible facility

     Medium and long-term financial payables also include the 3 billion euros Mandatory Convertible facility stipulated in execution of the Framework Agreement, dated May 27, 2002, with Capitalia, Banca Intesa, SanPaolo IMI and Unicredito Italiano (Money Lending Banks) for the purpose of providing the Fiat Group with the financial support it needs to implement its strategic and industrial plans. The facility was secured on September 24, 2002 from a syndicate of banks, including the Money Lending Banks, in which BNL, Monte dei Paschi di Siena, ABN Amro, BNP Paribas, Banco di Sicilia and Banca Toscana (hereinafter “the Banks”) also participated. The main features of the Mandatory Convertible facility are listed in the following paragraphs.

     The facility has a term of three years and expires on September 16, 2005 and is repayable with a new issue of Fiat S.p.A. ordinary shares. Moreover, Fiat may elect to repay the facility in cash at an earlier date, even partially, every six months, provided that, even after repayment, its rating is at least equal to investment grade level. Any residual liability for principal will be repaid with Fiat S.p.A. ordinary shares, which the Banks have agreed to underwrite and offer pre-emptively to all Fiat stockholders. The issue price per share will be the average of 14.4409 euros (the adjusted value compared to the original value of 15.50 euros in accordance with the rules established by the AIAF — Italian Association of Financial Analysts — following the Fiat S.p.A. capital increase) and the average stock market price in the last three or six months, depending on the case, preceding the repayment date. The same formula will also be applied in the event of an earlier repayment date.

     The capital stock increase should be approved at the expiration of the three-year term of the facility, for an amount equal to the outstanding balance of the facility.

     Conditions giving rise to an earlier expiration date of the facility include the occurrence of an event that creates a serious crisis for the company, such as the request for a court-appointed administrator or other proceedings of composition with creditors, a bankruptcy filing, or one of the causes of business dissolution set forth in the previous Article 2448 now Article 2484 of the Italian Civil Code. In addition, the Banks in the facility arrangement have the right to demand early repayment of the entire amount of the facility and proceed with the conversion of the debt into equity in the following cases:

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

     Lastly, the Banks also have the right but not the obligation to demand early conversion of a portion of the amount of the facility, up to a maximum of 2 billion euros, after 24 months have elapsed from the signing of the agreement (and, therefore, beginning from July 26, 2004), in the event that the Group’s debt is not rated “investment grade” by at least one of the leading international rating agencies and, after 18 months have elapsed from the signing of the agreement (January 26, 2004), in the event that the level of net and/or gross financial indebtedness (respectively in the definitions of “Net financial

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

position” and “Total financial liabilities” used by the Group) is more than 20% higher than the corresponding level established by the Financial Objectives stipulated in the facility agreement.

     The aforementioned Financial Objectives refer, in particular, to the reduction of net indebtedness in the Net Financial Position to less than 3 billion euros by the date the Board of Directors approves the 2002 annual financial statements and the maintenance of that level until the expiration of the facility. Pursuant to the agreement, the proceeds are considered which are generated by the transactions related to the sale of the investment in Italenergia Bis S.p.A., including those connected with the Citigroup facility of 1,150 million euros, described previously, and the financial effects arising from binding contracts for the sale of assets (investments, companies, plant and equipment, etc.), comprising those not yet executed. The agreement also states that gross indebtedness must be reduced by 12 billion euros, compared to March 31, 2002, by the date the Board of Directors approves the 2002 annual financial statements and must be maintained at less than 23.6 billion euros until the expiration of the facility.

     At December 31, 2003, the Group confirms its observance of the Financial Objectives established with the Money Lending Banks in the Mandatory Convertible facility agreement in terms of reducing the net indebtedness position to 3 billion euros and reducing gross indebtedness to 23.6 billion euros.

     At December 31, 2003, the ratings assigned to the Group by the major rating agencies are the following:

	Short-term	Medium-term
Moody’s Investors Service (*)	Not Prime	Ba3
Standard & Poor’s Rating Services (*)	B	BB	–
Fitch Ratings	B	BB

(*)	For purposes of the Mandatory Convertible facility, the relevant rating agencies are Standard & Poor’s and Moody’s.

     The ratings of the Group represented in the table refer to the non-investment grade category.

     Should this condition persist, beginning from July 26, 2004, the Banks will have the right but not the obligation to demand early repayment of the facility and proceed with the conversion of the debt into capital for an amount of up to 2 billion euros.

(13)	Accrued expenses and deferred income

	At December 31,
	2003	2002
	(in millions of euros)
Commercial accrued expenses:
Accrued interest and commissions	71	54
Other	504	516

Total commercial accrued expenses	575	570
Commercial deferred income:
Interest	62	76
Other	692	853

Total commercial deferred income	754	929
Financial accrued expenses	593	785
Financial deferred income	363	1,135

Total Accrued expenses and deferred income	2,285	3,419

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Financial accrued expenses include interest expense on financial payables for the portion relating to the current year.

     Financial deferred income includes deferred interest income on the portfolio of the financial services companies. The change from December 31, 2002 is principally due to the change in the scope of consolidation for 751 million euros.

(14)	Memorandum accounts

(i)	Guarantees granted

	At December 31,
	2003	2002
	(in millions of euros)
Guarantees granted
Unsecured guarantees
Suretyships:
On behalf of associated companies	10	22
On behalf of others	3,050	1,616

Total Suretyships	3,060	1,638
Guarantees of notes:
On behalf of others	259	315

Total Guarantees of notes	259	315
Other unsecured guarantees:
On behalf of associated companies	295	352
On behalf of others	2,780	3,021
Total Other unsecured guarantees	3,075	3,373

Total Unsecured guarantees	6,394	5,326
Secured guarantees:
On behalf of others	36	316

Total Secured guarantees	36	316

Total Guarantees granted	6,430	5,642

     At December 31, 2003, Guarantees granted by the Group total 6,430 million euros (5,642 million euros at December 31, 2002), detailed as follows:

     •     suretyships total 3,060 million euros (1,638 million euros at December 31, 2002. The increase of 1,422 million euros mainly refers to guarantees that are still being provided to third parties which had previously been granted for the debt of companies in the Fiat Group that are now controlled by Fidis Retail Italia, which was deconsolidated.

     •     Other unsecured guarantees of 3,075 million euros (3,373 million euros at December 31, 2002) include commitments for receivables and bills discounted with recourse in the amount of 2,203 million euros (2,518 million euros at December 31, 2002). The receivables and bills discounted with recourse refer to trade receivables and other receivables for 2,144 million euros (2,505 million euros at December 31, 2002) and financial receivables for 59 million euros (13 million euros at December 31, 2002). The volume of receivables discounted with recourse in 2003 was 15,341 million euros (20,743 million euros in 2002).

     Although not included in the memorandum accounts, receivables and bills discounted by the Group without recourse having due dates beyond December 31, 2003 amount to 9,852 million euros (in

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

2002, 13,794 million euros with due dates beyond December 31, 2002). Receivables and bills discounted without recourse refer to trade receivables and other receivables for 4,638 million euros (4,537 million euros at December 31, 2002) and financial receivables for 5,214 million euros (9,257 million euros at December 31, 2002). The discounting of financial receivables principally refers to securitization transactions involving accounts receivables from the final (retail) customers of the financial services companies. The accounting treatment for securitization transactions is disclosed in the Accounting Principles. The volume of receivables and bills discounted without recourse in 2003 was 33,298 million euros (30,502 million euros in 2002).

     In summary, the discounted receivables and bills at December 31, 2003 are as follows:

	At December 31, 2003			At December 31, 2002
	(in millions of euros)
	Trade			Trade
	Receivables and	Financial		Receivables and	Financial
	other receivables	Receivables	Total	other receivables	Receivables	Total
With recourse	2,144	59	2,203	2,505	13	2,518
Without recourse	4,638	5,214	9,852	4,537	9,257	13,794

     The Parent Company and certain of its subsidiaries are involved in various legal actions and disputes. However, the settlement of such actions and disputes should not give rise to significant losses or liabilities which have not already been set aside in specific risk reserves.

(ii)	Commitments

	At December 31,
	2003	2002
	(in millions of euros)
Commitments related to derivative financial instruments	20,798	38,535
Commitments to purchase property, plant and equipment	329	494
Other commitments	10,350	9,884

Total commitments	31,477	48,913

     Commitments amount to 31,477 million euros at December 31, 2003 (48,913 million euros at December 31, 2002) and include derivative financial instruments of 20,798 million euros at December 31, 2003 (38,535 million euros at December 31, 2002).

     In particular, the following transactions exist at December 31, 2003:

•	contracts to hedge foreign exchange risks of 4,830 million euros (7,590 million euros at December 31, 2002);

•	contracts to hedge interest rate exposure of 14,142 million euros (27,361 million euros at December 31, 2002);

•	contracts for combined hedging of foreign exchange and interest rate risks of 848 million euros (2,480 million euros at December 31, 2002).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

•	equity swaps for 978 million euros (1,104 million at December 31, 2002).

     The decrease in the nominal amounts of the above derivative financial contracts compared to December 31, 2002 is largely due to extraordinary transactions during the period, which led to the deconsolidation of outstanding positions and the early closing of certain loans and the relative hedges.

     These transactions, reflecting the notional principal amount, are not subject to risks that may derive from the non-fulfillment by the counterparties insofar as the contracts are entered into with several primary national and international financial institutions. Approximately 48% of the contracts outstanding at December 31, 2003 will expire during 2004 and the remainder in the period 2005-2022, of which 13% will expire after 2008. The consolidated statement of operations includes the effects both of the contracts that expired in 2003 and the provisions for the contracts expiring after December 31, 2003, as stated in the Accounting Policies.

     The Group’s financial policy attaches particular importance to the management and control of financial risks that can significantly impact profits. The Group has adopted a series of guidelines regarding the management of exchange rate and interest rate exposure. The policy allows derivative financial instruments to be used only for managing exchange and interest rate risks connected to balance sheet flows and assets and liabilities, and not for speculative purposes.

     In 2003, foreign exchange risk management followed the aforementioned policy and maintained the character of selective risk management. The reduction in exchange exposure, substantially originating from the positive balance between exports and imports, was based on the expected trend in exchange rates and the need to hedge the exchange levels of reference without completely foregoing the benefits deriving from a favorable trend in the rates. Again this year, the management of exchange risks was based principally on a combination of currency options.

     In 2003, the management of interest rate exposure also followed the aforementioned guidelines which state that derivative financial instruments should be used to reach a fixed exposure level and minimize financing costs, and to ensure a correct matching of financing and investments by the financial services companies.

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

     A comparison of the carrying values and the fair values of derivative financial instruments by contract type is set forth below:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	2003			2002
	Carrying value	Fair value	Difference	Carrying value	Fair value	Difference
	(in millions of euros)
Foreign exchange risk management instruments	(3)	59	62	75	118	43
Interest rate risk management instruments	138	319	181	107	343	236
Foreign exchange and interest rate risk management instruments	174	176	2	99	84	(15)
Equity swap	(1)	439	440	—	23	23

Total	308	993	685	281	568	287

     The fair value of these derivative financial instruments was estimated based on year-end market prices for instruments with similar characteristics and maturities.

     The changes in the financial statement amounts for foreign exchange transactions and for combined foreign exchange and interest rate transactions can mainly be ascribed to a different mix of the outstanding transactions at the end of the year compared to the prior year, as well as to the trend of the euro/U.S. dollar exchange rate. The fair value of the equity swaps is the result of the positive trend in the General Motors share price.

     The difference between the “Carrying value” and “Fair Value” is mainly due to the accounting principles adopted for the valuation of the financial instruments designated as hedges. As disclosed in the Accounting Policies, it is not possible to completely adopt IAS 39 under current Italian law since all derivative financial instruments would have to be recorded at fair value in the financial statements, including those designated as hedges. The latter, instead, have been valued symmetrically with the underlying hedged item. Therefore, where the hedged item has not been adjusted to fair value in the financial statements, the hedging financial instruments have also not been adjusted. Similarly, where the hedged item has not yet been recorded in the financial statements (hedging of future flows), the valuation of the hedging instrument at fair value is deferred.

     At December 31, 2003, the integral adoption of IAS 39 would have had an effect on the balance sheet, on the one hand, for the adjustment of derivative financial instruments to arrive at fair value with a positive effect of 685 million euros (a positive effect of 287 million euros at December 31, 2002), and, on the other hand, for the adjustment of the hedged balance sheet items (mainly payables) with a net negative effect (due to the trend in interest rates) of 262 million euros (405 million euros at December 31, 2002) and, for the part relating to the hedging of future flows, a lower accumulated value of reserves in stockholders’ equity of 22 million euros (188 million euros at December 31, 2002), net of the amount set aside for deferred income taxes. The integral adoption of IAS 39 would have led to positive effects on the net result for the year of approximately 272 million euros, net of tax charges.

     With particular regard to the previously mentioned equity swap agreements, the amount at December 31, 2003 of 978 million euros includes, for 916 million euros, the notional amount of the equity swap stipulated at the same time as the sale of the General Motors shares and which was put into place to hedge the risk, implicit in the Exchangeable bonds described previously, of an increase in the General Motors share price above the conversion price (Note 12). It also comprises the equity swap stipulated to hedge the risk of an increase in the Fiat share price above the exercise price of the stock options assigned to Mr. Giuseppe Morchio as described in the following paragraphs.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     With regard to the equity swap on General Motors shares, in fact, the Exchangeable bonds issued at the start of 2002 are convertible into the same number of General Motors shares as once held by the Fiat Group (32,053,422 shares). The option exercise price implicit in the bonds coincides with the pre-sale unit carrying value, in U.S. dollars, of the General Motors shares in the consolidated financial statements of Fiat, prior to the sale made in 2002, of 69.54 U.S. dollars per share. Accordingly, at the time the bonds were issued the risk of an increase in the General Motors share price above 69.54 U.S. dollars per share was covered by the shares held by Fiat. At the time of the sale of the General Motors shares by Fiat in December 2002, in order to hedge the above-mentioned risk implicit in the Exchangeable bonds, Fiat contemporaneously stipulated with the bank acquiring the shares a “Total Return Equity Swap” derivative contract (hereinafter “Equity Swap”) relating to the same number of General Motors shares and having the following main characteristics:

     • In line with the expiry of the Exchangeable bonds, at maturity, Fiat will settle with the counterparty bank the price variances between the initial General Motors share price (36.11 U.S. dollars per share) and the final share price, cashing in on a positive share price performance or paying for a negative performance.

     • Throughout the duration of the bonds, Fiat will pay the counterparty variable interest applied on the notional value of the contract (equal to the sale price of 1,157 million U.S. dollars).

     • Any dividends distributed by General Motors on the sold shares will be repaid to Fiat by the counterparty.

     • As a guarantee for the payment of the above-mentioned variance, if negative, Fiat deposited a remunerated amount in an account with the bank. Such collateral will be adjusted in relation to the relative exposure of the two parties and at December 31, 2003 amounts to 183 million euros (221 million euros at December 31, 2002).

     • At the closing of the Equity Swap, Fiat will not possess any rights to repurchase the sold shares.

     • The Equity Swap can be settled at an earlier date, in whole or in part, at any time.

     In accordance with accounting principles, the aforementioned Equity Swap, despite being entered into for hedging purposes, does not qualify for hedge accounting and accordingly is defined as a trading derivative financial instrument. It follows that, in accordance with the principle of prudence, if during the period of the contract General Motors shares perform positively, the positive fair value of the instrument is not recorded in the statement of operations; if, instead, the performance is negative, the negative fair value of the instrument is recorded immediately as a cost within financial expenses. At December 31, 2003, the Equity Swap has a positive fair value of 439 million euros (23 million euros at December 31, 2002), that has not been recorded in the financial statements.

     As regards the Equity Swap on Fiat shares, the Board of Directors resolved in 2003 to assign options to Mr. Giuseppe Morchio, as the only variable component of his compensation for the post of CEO, for the purchase of 13,338,076 Fiat ordinary shares at a price of euro 5.623 per share, which can be exercised from March 27, 2004 to March 27, 2010. The right to purchase a maximum amount of 20% of the total matures in each of the first five years. Two-thirds of the options that will mature from March 27, 2005 to 2008 can be exercised only upon reaching preestablished profit objectives during the period of reference. The risk of a significant increase in the Fiat share price above the exercise price of these options is covered, with reference to 3,338,076 shares, by treasury stock in portfolio, whereas with reference to the remaining 10,000,000 shares, the aforementioned “Total Return Equity Swap” agreement was put into place with a reference price of 6.173 euro per share and expiring on August 31, 2004. In accordance with accounting principles, the aforementioned Equity Swap, despite being entered into for hedging purposes, does not qualify for hedge accounting and accordingly is defined as a trading

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

derivative financial instrument. It follows that, in accordance with the principle of prudence, if during the period of the contract the Fiat shares perform positively, the positive fair value of the instrument is not recorded in the statement of operations; if, instead, the performance is negative, the negative fair value of the instrument is recorded immediately as a cost within financial expenses. At December 31, 2003, the Equity Swap has a negative fair value of 1 million euros that has therefore been recorded in the financial statements.

     Other commitments amounted to 10,350 million euros at December 31, 2003 (9,884 million euros at December 31, 2002) and include commitments for the execution of works in the amount of 8,011 million euros (7,718 million euros at December 31, 2002) under the contracts between Fiat S.p.A., as General Contractor, and Treno Alta Velocità T.A.V. S.p.A. for the design and construction of a high-speed railway lines between Bologna — Florence and Turin — Milan. The increase of 293 million euros compared to December 31, 2002 relates principally to the agreements reached during 2003 regarding the Florence-Bologna section, concerning alterations to the network (28 million euros), urgent improvement work (26 million euros) and monetary adjustments (46 million euros) and agreements relating to the Turin-Novara sub-line, concerning alterations (129 million euros) and monetary adjustments (64 million euros). Fiat S.p.A. in turn assigned the design and construction of these works to the CAV.E.T. and CAV.TO.MI consortiums. In order to guarantee the contractual advances and the proper execution of the works, Fiat S.p.A. granted bank suretyships to T.A.V. S.p.A. totaling 1,566 million euros. Similarly, as called for by the contract, the CAV.E.T. and CAV.TO.MI consortiums granted bank suretyships to Fiat S.p.A. for 617 million euros and 889 million euros, respectively. Consequently, the guarantees granted are substantially covered by the guarantees received.

     Other commitments and important contractual rights

     Relations with General Motors

     Although they are not included in the memorandum accounts, the following comments are intended to summarize the options held by the Fiat Group deriving from the relationships with General Motors. On the basis of the Agreement (“Master Agreement”) signed on March 13, 2000, by which 20% of the Automobile Sector was sold to General Motors, the Fiat Group had reserved itself a Put option at fair market value with General Motors on its remaining investment in Fiat Auto Holdings B.V. (80% in 2000, now 90% following the capital increase later described), exercisable during the period between January 24, 2004 and July 24, 2009. General Motors has claimed that the sale of certain financial activities by Fiat Auto and the recapitalization of Fiat Auto Holdings, put into place by Fiat, violate the Master Agreement and, as a result, the Put option. Fiat maintains that the two transactions are entirely legitimate and do not violate the Master Agreement nor other rights held by General Motors. Fiat considers the Put binding and exercisable according to the clauses of the Master Agreement. On October 26, 2003, Fiat and General Motors announced agreements regarding the strategic alliance in progress. A first agreement (“Amendment”) pushes back the period in which the Put option can be exercised by one year. The new period in which the Put option can be exercised goes from January 24, 2005 to July 24, 2010. The second agreement (“Standstill Agreement”) precludes the parties from bringing legal action regarding the Master Agreement until December 15, 2004, preserving their respective rights. As for the aforementioned recapitalization of Fiat Auto Holdings, the Stockholders’ Meeting of this company held on April 23, 2003 resolved a recapitalization plan for 5 billion euros offering its stockholders the possibility of paying for their share of the capital increase over a period of 18 months. Fiat, during the year, subscribed to the recapitalization for 3 billion euros, whereas General Motors has not yet subscribed

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

to its share of the capital increase and stated that at this time it does not plan to participate. Consequently, the current percentage ownership of Fiat in Fiat Auto Holdings rose to 90%. For purposes of completing the disclosure, it should be pointed out that the Master Agreement (Section 8.07) calls for certain residual options in favor of General Motors in the event of a change in the control of Fiat following the purchase of more than 50% of Fiat’s voting rights by another party or several parties in concert among each other. In this very remote eventuality, General Motors would have the right to demand that Fiat exercise the Put option on Fiat’s investment in Fiat Auto Holdings, if the change in control was hostile, or, even if it was not hostile, to sell its investment in Fiat Auto Holdings to Fiat at a price equal to fair market value or, up to July 24, 2004, at 2.4 billion U.S. dollars, if higher. Such eventuality is considered extremely unlikely partly in view of the onerous obligations that would be placed upon the acquirer of control on the basis of the laws on takeover bids.

     Lastly, it should be pointed out that Fiat and General Motors have stated that discussions are underway to redefine the structure of the strategic alliance so that the parties might continue their industrial cooperation in constructive terms and settle unresolved issues. At the present time, it is not possible to determine what if any effects the discussions could have on the assets and liabilities reflected in the consolidated financial statements.

     Ferrari

     A summary is presented below of the rights arising from the purchase of 34% of the capital stock of Ferrari S.p.A. for 775 million euros by Mediobanca S.p.A., within the framework of a consortium set up for the acquisition and placement of the Ferrari shares. Fiat realized a gain of 671 million euros on this sale, net of selling expenses. The sale contract sets out the following principal elements:

     • Mediobanca assumed the responsibility of sole Global Coordinator in charge of coordinating and leading the consortium.

     • Mediobanca cannot sell its Ferrari shares to another group in the automobile industry as long as the Fiat Group maintains a 51% controlling interest in Ferrari. Barring certain specific assumptions, the Fiat Group can not reduce its investment in Ferrari below 51% until the end, depending on the case, of the third or fourth year subsequent to signing the contract.

     • Fiat holds a call option that allows it to repurchase the Ferrari shares at any time before June 30, 2006 (the original date of June 30, 2005 was extended by one year during the course of 2003, by virtue of the payment of a premium of 16 million euros), except during the five months subsequent to the presentation of an IPO application to the competent authorities. The option exercise price is equal to the original price at which the shares were sold plus interest during the period based on the BOT yield plus 4%.

     • Mediobanca, moreover, does not hold any put option to resell the purchased Ferrari shares to Fiat, even in the event that the IPO does not occur or is not completed.

     • Fiat may share, in declining percentages, in any gain realized by Mediobanca and the other members of the consortium in the event of an IPO.

     Ixfin

     At the end of 2003 the Fiat Group signed an agreement with the Ixfin group which had previously purchased Magneti Marelli Sistemi Elettronici from the Mekfin group, to which Fiat had sold that

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

business in 2002. Ixfin Magneti Marelli Sistemi Elettronici is considered as a strategic supplier of both Fiat Auto and other automotive groups that were formerly customers of Magneti Marelli. In order that Ixfin Magneti Marelli Sistemi Elettronici could regularly meet the commitments undertaken with its customers and pursue development strategies for its business, a decision was taken to sign the aforementioned agreement, in the context of which, besides obtaining a series of guarantees:

     •     Magneti Marelli Holding S.p.A. signed a contract for the beneficial interest in the shares of Ixfin Magneti Marelli Sistemi Elettronici, valid until December 31, 2004, by which it is entitled to the voting rights and all the other administrative rights;

     •     Fiat Netherlands Holding (at one time a Magneti Marelli Sistemi Elettronici stockholder and therefore a creditor company for the balance of the sale price) acquired a Call option (transferable) from the Ixfin group that is exercisable at any time up to December 31, 2004 for the purchase of Ixfin Automotive, the direct parent company of Ixfin Magneti Marelli Sistemi Elettronici, or, alternatively, Ixfin Magneti Marelli Sistemi Elettronici itself. The purchase price of the shares under option is 45 million euros. Furthermore, in the event the Call option is exercised, Fiat Netherlands Holding will assume the debt that the group of sellers has with Ixfin Magneti Marelli Sistemi Elettronici and with the other companies that would be acquired for a total of 53 million euros. The price that would eventually be paid in total if the Call option is exercised would thus be equal to 98 million euros.

Teksid

     Teksid S.p.A. is party to a Put and Call contract with the partner Norsk Hydro concerning the subsidiary Meridian Technologies Inc. (held 51% by the Teksid Group and 49% by the Norsk Hydro Group). In particular, should there be a strategic deadlock in the management of the company (namely in all those cases in which a unanimous vote in favor is not reached by the directors on the board as regards certain strategic decisions disciplined by the contract between the stockholders), the following rights would arise:

     •     Put Option of Norsk Hydro with Teksid on the 49% holding: the sale price would be commensurate with the initial investment made in 1998, revalued pro rata temporis, net of dividends paid.

     •     Call Option of Teksid with Norsk Hydro on the 49% holding (exercisable whenever Norsk Hydro renounces its right to exercise the Put Option described above): the sale price would be the higher value between the initial investment made by Norsk Hydro in 1998, calculated according to the criteria expressed previously, and 140% of the Fair Market Value (in this regard, an increase of 2% per year is established in the event the option is exercised from the start of 2008 until 2013, thus up to 150% of the relative value).

     It should be pointed out that so far the conditions that would give rise to the strategic deadlock are considered to be quite remote.

     Fiat S.p.A. is party to a put contract with Renault (in reference to the original investment of 33.5% in Teksid, now 19.52%).

     In particular, Renault would acquire the right to exercise a sale option on the treasury stock to Fiat, in the following cases:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     •     in the event of nonfulfilment in the application of the protocol of the agreement or admission to receivership or any other redressment procedure;

     •     in the event Renault’s investment in Teksid falls below 15% or Teksid decides to invest in a structural manner outside the foundry sector;

     •     should Fiat be the object of the acquisition of control by another car manufacturer.

     The exercise price of the option is established as follows:

     •     for 6.5% of the share capital of Teksid, the initial investment price increased pro rata temporis;

     •     for the remaining amount of share capital of Teksid, the share of the accounting net equity.

End-of-life vehicles

     In September 2000, the European Union issued Directive 2000/53/CE relative to end-of-life vehicles. This Directive, among other things, provides that, in the future, vehicle manufacturers will have to bear all, or a significant part of, the costs arising from the collection, treatment and recovery of end-of-life vehicles. The above Directive is currently being introduced into the national legislation of the individual member states and will be applicable for all vehicles placed on the market starting from July 2002; beginning January 2007 all vehicles on the market will be covered, even those placed before July 2002. The Directive was introduced in Italy in June 2003 and in the major markets (Germany, the Netherlands, Belgium, France, Spain, Slovenia, Portugal, Austria and Norway). Fiat Auto is pursuing a strategy aimed at zero service cost for the manufacturer by promoting networks for the disposal of the vehicles or taking part in networks set up by other competitors, which, in the majority of cases, is made possible by the creation of a process that is economically self-sustained by the recovery value of the spare parts. Consequently, no related liabilities are recognized for the Group.

Group assets held by third parties

     Group assets held by third parties amount to 4,496 million euros at December 31, 2003 (20,757 million euros at December 31, 2002), a decrease of 16,261 million euros. They include securities deposited with banks and other financial institutions totaling 1,042 million euros (17,558 million euros at December 31, 2002). Such securities in 2002 were primarily held by the Toro Assicurazioni. Group. This item also includes tangible fixed assets, products and goods of some Automotive Sectors held by outside suppliers for processing totaling 3,454 million euros (3,199 million euros at December 31, 2002).

(15)	Value of production

(i)	Revenues from sales and services and Change in contract work in progress

     Revenues from sales and services and Change in contract work in progress amount to 47,271 million euros in 2003 compared to 55,649 million euros in 2002. They include revenues from sales and services of 48,346 million euros (55,427 million euros in 2002) and the change in contract work in progress of -1,075 million euros (222 million euros in 2002).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     The Fiat Group is divided into business sectors and operates in various geographical areas. The distribution by business sector of Revenues from sales and services and Change in contract work in progress (net of intra-Group transactions) is as follows:

	2003	2002	2001
	(in millions of euros)
Revenues from sales and services and Change in contract work in progress by operating sector
Automobiles	19,839	21,908	24,177
Agricultural and Construction Equipment	9,410	10,502	10,762
Commercial Vehicles	8,206	8,816	8,120
Ferrari and Maserati (*)	1,250	1,194	1,040
Components	2,087	2,085	2,438
Production Systems	1,756	1,763	1,510
Metallurgical Products	735	1,411	1,429
Aviation (**)	625	1,532	1,632
Insurance (***)	1,654	4,834	5,369
Services	1,019	1,005	762
Publishing and Communications	372	346	334
Other companies	318	253	433

Total Revenues from sales and services and Change in contract work in progress	47,271	55,649	58,006

(*)	The Ferrari and Maserati Sector figures are presented separately beginning from 2002. The corresponding figures for 2001, previously included under “Other companies”, were consequently reclassified.

(**)	The Aviation Sector’s revenues are included up to the date of sale (July 1, 2003).

(***)	The Insurance Sector’s revenues are included up to the date of sale (May 2, 2003).

     Net revenues by area of destination may be analyzed as follows:

	2003	2002	2001
	(in millions of euros)
Revenues from sales and services and change in contract work in progress by destination
Italy	16,381	20,120	19,954
Europe (excluding Italy)	18,884	21,072	22,541
North America	5,920	7,411	7,531
Mercosur	2,595	3,268	4,221
Other areas	3,491	3,778	3,759

Total Revenues from sales and services and change in contract work in progress	47,271	55,649	58,006

(ii)	Other income and revenues

	2003	2002	2001
	(in millions of euros)
Revenue grants	52	47	79
Capital gains	187	290	383
Prior period income	423	518	476
Investment grants	78	114	93
Other income	949	1,183	1,214

Total Other income and revenues	1,689	2,152	2,245

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Capital gains from the sale of fixed assets of 187 million euros (290 million euros in 2002) mainly relate to disposals of non-strategic activities as a consequence of the policy to reduce invested capital. The gains realized on the sale of non-strategic buildings total 157 million euros (159 million euros in 2002).

(16)	Costs of production

     Costs of production amount to 50,858 million euros (58,854 million euros in 2002), a decrease of 13.6% compared to 2002. On a comparable consolidation basis, the reduction would be 5.3%. The main components of this item and the changes that occurred during the period can be described as follows:

(i)	Raw materials, supplies and merchandise

     Raw materials, supplies and merchandise amount to 28,392 million euros, a decrease of 6.3% compared to 2002 (-5.2% on a comparable consolidation basis). Raw materials, supplies and merchandise as a percentage of revenues, on a comparable consolidation basis, would be 63% (62.5% in 2002).

(ii)	Services

     Services amount to 8,505 million euros, a decrease of 14% compared to 2002 (-7.8% on a comparable consolidation basis). This amount is equal to 18% of revenues (17.8% in 2002). On a comparable consolidation basis, the percentage of services expenses to revenues would be 18.4% (18.7% in 2002). Services include advertising costs, external information technology and telecommunication service costs, external maintenance costs and transportation costs.

(iii)	Personnel

     Personnel costs consist of the following:

	2003	2002	2001
	(in millions of euros)
Salaries and wages	4,707	5,457	5,862
Social security contributions	1,249	1,365	1,551
Employees severance indemnities	244	256	315
Employees pensions and similar obligations	185	100	122
Other costs	303	376	319

Total Personnel costs	6,688	7,554	8,169

     Personnel costs amount to 6,688 million euros in 2003, a decrease of 11.5% compared to 2002, mostly due to the effects of the change in the scope of consolidation. On a comparable consolidation basis, the decrease would be 5%. Personnel costs are equal to 14.1% of revenues (13.6% in 2002). Personnel costs as a percentage of revenues, on a comparable consolidation basis, would be 14.5% (14.3% in 2002).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     An analysis of the average number of employees by category is provided as follows:

	At December 31,
	2003			2002			2001
		Companies			Companies			Companies
	Companies	consolidated by		Companies	consolidated by		Companies	consolidated by
	consolidated	the proportional		consolidated	the proportional		consolidated	the proportional
	on a line-by-line	integration		on a line-by-line	integration		on a line-by-line	integration
	basis	method	Total	basis	method	Total	basis	method	Total
	(in millions of euros)
Average number of employees
Managers	2,948	—	2,948	3,483	2	3,485	3,500	39	3,539
White-collar	60,407	—	60,407	67,487	114	67,601	69,299	1,823	71,122
Blue-collar	110,887	—	110,887	118,999	320	119,319	135,945	3,566	139,511

Total	174,242	—	174,242	189,969	436	190,405	208,744	5,428	214,172

     The average number of employees in 2003 is equal to 174,242, a decrease of 16,163 employees compared to 2002. That reduction is partly due to employees who left the Group, also in connection with employee reduction plans, and partly to the change in the scope of consolidation mainly as a result of the sale of FiatAvio S.p.A., the Toro Assicurazioni Group, the Fraikin activities and the retail financing activities of the Automobile Sector.

     The number of employees at December 31, 2003, 2002 and 2001 were 162,237, 186,492 and 198,764 respectively.

     In 2003, there are no companies accounted for using the proportional method owing to the accounting of Naveco by the equity method (in 2002 this company was consolidated by the proportional method) and the deconsolidation of the companies held by FiatAvio S.p.A.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(iv)	Provisions for risks

     Provisions for risks of 1,163 million euros in 2003 (1,138 million euros in 2002) relate to the vehicle warranty reserve for 490 million euros in 2003 (435 million euros in 2002), mainly in the Automotive Sectors, and to other reserves connected with industrial risks for 673 million euros (703 million euros in 2002).

(v)	Other operating costs

	2003	2002	2001
	(in millions of euros)
Loss on sale of fixed assets	47	86	137
Prior period expenses	226	297	198
Indirect and other taxes	147	229	260
Sundry expenses	608	692	714

Total Other operating costs	1,028	1,304	1,309

(vi)	Insurance claims and other insurance costs

     Insurance claims and other insurance costs amount to 1,367 million euros in 2003 (4,045 million euros in 2002). The decrease from 2002 is due to the sale of the Toro Assicurazioni Group.

(17)	Financial income and expenses

(i)	Investment income

	2003	2002	2001
	(in millions of euros)
Dividends	12	103	102
Tax credit on dividends	5	22	112
Gain on sale of investments held in current assets	5	31	50

Total Investment income	22	156	264

     Investment income includes income from associated companies of 1 million euros (1 million euros in 2002) and from other companies of 21 million euros (151 million euros in 2002), with a reduction of 130 million euros compared to 2002 due to the change in the scope of consolidation owing to the sale of the Toro Assicurazioni Group (56 million euros).

     Dividends were mainly received from minority investments valued at cost. This item included 68 million euros in 2002 for dividends received on General Motors shares.

     The Gains on sale of investments held in current assets decreased by 26 million mainly on

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

account of the change in the scope of consolidation due to the sale of the Toro Assicurazioni Group.

(ii)	Other financial income

     The following analysis of “Other financial income” and “Interest and other financial expenses” present the amounts shown in the related captions on the statement of operations and also the amounts of income and expenses of the Group’s financial companies presented in the captions on the statement of operations under “Revenues from sales and services” and “Interest and other expenses of financial services companies”, respectively. The last line in the table shows “Other financial income” and “Interest and other financial expenses” as presented in the statement of operations, excluding the financial activities.

	2003	2002	2001
	(in millions of euros)
Other financial income from:
Receivables held as fixed assets from others	3	2	2
Securities held as fixed assets other than equity investments	—	156	253
Securities held as current assets other than equity investments	119	147	301
Other income from:
unconsolidated subsidiaries	8	25	11
associated companies	34	38	22
others:
bank and other interest	266	264	302
customer interest and lease income	1,166	2,010	2,154
discounts and other income	81	124	284
income from derivative financial instruments	1,132	1,603	1,075
Foreign exchange gains, net	47	—	—
Total from others	2,692	4,001	3,815

Total Other income	2,734	4,064	3,848

Total Other financial income	2,856	4,369	4,404

of which:
Other financial income, excluding financial services companies	1,504	2,219	2,188

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(iii)	Interest and other financial expenses

	2003	2002	2001
	(in millions of euros)
Interest and other financial expenses from:
Unconsolidated subsidiaries	3	2	3
Associated companies	6	2	10
Others:
Bond interest	681	769	625
Bank interest	558	656	799
Interest on trade and other payables	18	71	63
Interest on notes payable	49	106	202
Interest on other financial payables	185	273	343
Discounts and other expenses	534	635	511
Expenses from derivative financial instruments	1,115	1,492	1,255
Loss on sale of securities	8	44	78
Foreign exchange losses, net	—	111	147

Total interest and other financial expenses — others.	3,148	4,157	4,023

Total Interest and other financial expenses	3,157	4,161	4,036

of which:
Interest and other financial expenses, excluding financial services companies	2,489	3,046	3,132

     Other financial income of 2,856 million euros in 2003 (4,369 million euros in 2002), when shown net of Interest and other financial expenses of 3,157 million euros (4,161 million euros in 2002) results in a net negative balance of 301 million euros (a net positive balance of 208 million euros in 2002). The decrease in the net balance of 509 million euros derives almost entirely from the deconsolidation of the Toro Assicurazioni Group, FiatAvio S.p.A. and the retail finance activities of Fiat Auto and Fraikin.

     Foreign exchange gains, net, of 47 million euros (foreign exchange losses, net, of 111 million euros in 2002), represent the balance between foreign exchange gains of 2,519 million euros in 2003 (2,446 million euros in 2002) and foreign exchange losses of 2,472 million euros in 2003 (2,557 million euros in 2002).

     The Losses on sale of securities amounts to 8 million euros in 2003 and include losses of 6 million euros on the sale of investments not held as fixed assets.

     Discounts and other expenses includes receivables discounting and securitization expenses of 280 million euros in 2003 (261 million euros in 2002).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(18)	Adjustments to financial assets

	2003	2002	2001
	(in millions of euros)
Revaluations:
Equity investments	91	68	204
Financial fixed assets other than equity investments	—	—	38
Securities held in current assets other than equity investments	14	7	12

Total Revaluations	105	75	254
Writedowns:
Equity investments	263	809	577
Financial fixed assets other than equity investments	1	84	128
Securities held in current assets other than equity investments	8	45	28
Financial receivables	5	18	15

Total Writedowns	277	956	748

Total Adjustments to financial assets	(172)	(881)	(494)

     Revaluations and Writedowns of equity investments also include the share of the earnings and losses of companies accounted for using the equity method.

     Revaluations of equity investments of 91 million euros in 2003 include the share of the earnings of the following companies (in millions of euros): BUC-Banca Unione di Credito 11, other companies of CNH Global N.V. 24, companies in the Automobile Sector 20, other companies 36.

     Revaluations of equity investments of 68 million euros in 2002 included the share of the earnings of the following companies (in millions of euros): other companies of CNH Global N.V. 33, companies in the Automobile Sector 15, other companies 20.

     Writedowns of equity investments of 263 million euros in 2003 (809 million euros in 2002) include the share of the losses of the companies valued using the equity method and the permanent impairments in value of the companies valued at cost, for the following (in millions of euros): Italenergia Bis S.p.A. 24 (211 in 2002), Atlanet S.p.A. 56 (31 in 2002), other companies of CNH Global N.V. 9 (5 in 2002), companies in the Automobile Sector 112 (81 in 2002), companies of the Toro Assicurazioni Group for the first four months 48 (198 in 2002), other companies 14.

     In 2002, Writedowns also referred to Capitalia S.p.A., a Toro Assicurazioni Group investment for 124 million euros, Lingotto S.p.A. for 30 million euros, Trucks & Bus Company for 17 million euros, other companies for 112 million euros.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(19)	Extraordinary income and expenses

	2003	2002	2001
	(in millions of euros)
Extraordinary income:
Gains on disposals of investments and other fixed assets	1,826	1,081	1,515
Other income:
Prior period income	32	8	51
Other income	159	146	79

Total other income	191	154	130

Total Extraordinary income	2,017	1,235	1,645

Extraordinary expenses:
Losses on disposals of investments and other fixed assets	(50)	(1,239)	(56)
Taxes related to prior years	(26)	(79)	(18)
Other expenses:
Extraordinary provisions to reserves	(585)	(980)	(483)
Other extraordinary expenses	(969)	(1,400)	(713)
Prior period expenses	(40)	(40)	(16)

Total Other expenses	(1,594)	(2,420)	(1,212)

Total Extraordinary expenses	(1,670)	(3,738)	(1,286)

Total Extraordinary income and expenses	347	(2,503)	359

     Gains on disposals of investments and other fixed assets amount to 1,826 million euros in 2003 (1,081 million euros in 2002). They include the gains on the following (in millions of euros): sale of Toro Assicurazioni Group 427 (390 million euros net of the expenses and provisions connected with the transaction, classified as other extraordinary expenses), sale of the Automobile Sector’s Retail financing activities in Brazil 103, sale of the 55.95% investment in IPI S.p.A. 15, sale of the 50.1% investment in IN ACTION S.r.l. 8, sale of FiatAvio S.p.A. 1,266 (1,258 net of the expenses connected with the transaction), sales of other minor investments 7.

     Gains on disposals of investments and other fixed assets amounted to 1,081 million euros in 2002. They included the gains on the following (in millions of euros): sale of 34% of Ferrari S.p.A. 714 (671 million euros net of the expenses associated with the transaction, classified as extraordinary expenses), sale of the After Market business of Magneti Marelli 26, sale of 14% of Italenergia Bis S.p.A. 189, sale of the investment in Europ Assistance Holding S.A. 83, sale of 50% of Targasys S.r.l. a S.U. 36, sale of the residual stock of Sinport Sinergie Portuali S.p.A. 14, sales of other minor investments 19.

     Other extraordinary income of 159 million euros (146 million euros in 2002) refers to non recurring income of the individual companies of the Group mainly for the release of extraordinary reserves that proved in excess of requirements.

     Losses on disposals of investments and other fixed assets amount to 50 million euros in 2003 (1,239 million euros in 2002). In 2002 the item included losses on the following (in millions of euros): sale of General Motors shares 1,049, sale of the Aluminum Business Unit of Teksid 24 (100 including the net provisions and expenses associated with the sale, classified as extraordinary expenses), sale of the Electronic Systems Business Unit of Magneti Marelli 150 (of which 36 arose at the time of sale and 114 afterwards from post-sales price adjustments and later settlement agreements), sale of Viasat S.p.A. 3, other investments 13.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Taxes relating to prior years amount to 26 million euros in 2003 (79 million euros in 2002).

     Other extraordinary expenses amounting to 1,594 million euros in 2003 (2,420 million euros in 2002) include principally expenses and provisions for risks in relation to corporate restructuring transactions of 658 million euros, other extraordinary writedowns of assets on the basis of changes in market prospects and the consequent new business plans of 215 million euros. They also include additional extraordinary expenses and provisions for future risks and charges totaling 721 million euros, of which the most significant are: provisions for the remaining commitments connected with the IPSE initiative (47 million euros), expenses and provisions recorded in reference to relations existing with the Ixfin Group (53 million euros), incidental costs and other provisions connected with the sale of the Toro Assicurazioni Group (37 million euros), incidental costs and other provisions connected with other sales which took place in 2003 and in prior years (102 million euros), damages caused by flooding at the Termoli factory (71 million euros) and, lastly, commissions paid to Mediobanca for the extension of the commitments undertaken by Mediobanca itself under the “Ferrari” contract described in Note 14 (16 million euros). Other extraordinary expenses also include prior years’ expenses of 40 million euros.

     Other extraordinary expenses of 2,420 million euros in 2002 included principally expenses and provisions for risks in relation to corporate restructuring transactions of 1,026 million euros, other extraordinary writedowns of assets on the basis of changes in the market prospects and the consequent new business plans of 216 million euros and on the basis of the estimated realizable value indicated in the subsequently signed agreement for the sale of the Fraikin business of 210 million euros. They also included additional extraordinary expenses and provisions for future risks and charges totaling 968 million euros, of which the most significant are: expenses and provisions recorded for permanent impairments in value on investments in the telecommunications sector (95 million euros), those recorded in respect of the sales contract for the Aluminum Business Unit of Teksid (76 million euros), and those related to the incidental charges associated with the sale of Ferrari S.p.A. (43 million euros).

     Other extraordinary expenses by Business Sector are as follows (in millions of euros): Automobile 711 (853 in 2002), Agricultural and Construction Equipment 142 (18 in 2002), Commercial Vehicles 170 (466 in 2002), Metallurgical Products 67 (149 in 2002), Components 86 (363 in 2002), Production Systems 140 (144 in 2002), Services 31 (202 in 2002) and Other Sectors and Companies 247 (225 in 2002).

(20)	Income taxes

     Income taxes recorded in the consolidated statement of operations in 2003, 2002 and 2001 are as follows:

	2003	2002	2001
	(in millions of euros)
Current taxes :
IRAP	125	141	156
Other taxes	31	192	652

Total current taxes	156	333	808
Deferred taxes	494	(887)	(514)

Total Income taxes	650	(554)	294

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Income taxes paid by the Group in 2003 and 2002 amounted to 132 million euros and 660 million euros, respectively.

     The reconciliation between the tax charge recorded in the consolidated financial statements and the theoretical tax charge, calculated on the basis of the theoretical tax rates in effect in Italy, is the following:

	2003	2002	2001
	(in millions of euros)
Theoretical income taxes	(441)	(1,734)	(207)
Utilization of tax loss carryforwards	(57)	(47)	(66)
Tax effect of permanent differences	136	(325)	(117)
Tax effect of difference between foreign tax rates and theoretical Italian tax rates	(6)	13	76
Deferred tax assets not provided	881	1,361	544
Other differences	12	37	(92)

Income taxes recorded in financial statements excluding IRAP (current and deferred income taxes)	525	(695)	138
IRAP	125	141	156

Income taxes recorded in financial statements (current and deferred income taxes)	650	(554)	294

     In order to render the reconciliation between income taxes recorded in the financial statements and theoretical income taxes more meaningful, beginning from 2002 the IRAP tax is not taken into consideration. Since the IRAP tax has a taxable basis that is different from income before taxes, it generates distortions between one year and another. Accordingly, the theoretical income taxes were determined applying only the tax rate in effect in Italy (IRPEG equal to 34% in 2003) to the income before taxes. The amounts for 2001 were consequently reclassified.

     In 2003 and 2002, as a result of the loss reported by the Group, the effective tax rate is not significant.

     With reference to the above reconciliation, the permanent differences include the tax effect on non-taxable income of 148 million euros (356 million euros in 2002) and on nondeductible costs of 341 million euros in 2003 (1,276 million euros in 2002).

     In 2003, Other differences include unrecovered withholdings for 20 million euros (34 million euros in 2002).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(21)	Other information

(i)	Assets by geographical area

	2003	2002	2001
	(in millions of euros)
Europe	49,690	75,254	76,039
North America	9,200	12,013	15,353
Mercosur	2,890	3,451	6,939
Other areas	931	1,803	2,418

Total Assets	62,711	92,521	100,749

     The reduction in total assets of 29,810 million euros is mainly due to the change in the scope of consolidation following the sale of the Toro Assicurazioni Group, FiatAvio S.p.A. and the retail activities of the Automobile Sector. Moreover, the reduction in North America is connected with the weakness of the U.S. dollar against the euro.

(ii)	Capital expenditures by geographical area

	2003	2002	2001
	(in millions of euros)
Europe	1,723	2,225	2,545
North America	138	313	555
Mercosur	120	150	249
Other areas	30	83	89

Total Capital expenditures	2,011	2,771	3,438

(iii)	Operating income by geographical area

     The following analysis of operating income by geographical area excludes the operating income of the Group’s insurance companies.

	2003	2002	2001
	(in millions of euros)
Europe	(832)	(1,136)	52
North America	139	(118)	15
Mercosur	135	260	176
Other areas	(5)	89	8

Total Industrial and financial activities	(563)	(905)	251
Insurance activities	53	143	67

Total Operating income	(510)	(762)	318

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(iv)	Net sales and Revenues, Operating income (loss), Depreciation and Amortization, Capital expenditures by segment

		Net sales and Revenues
					Operating	Depreciation and	Capital
	Third parties	Intersegment(*)	Total	Income (loss)	Amortization	expenditures	Total Assets
	(in millions of euros)
2003
Automobiles	19,839	171	20,010	(979)	962	1,100	20,908
Agricultural and Construction Equipment	9,410	8	9,418	229	450	217	12,928
Commercial Vehicles	8,206	234	8,440	81	304	210	9,108
Ferrari and Maserati	1,250	11	1,261	32	85	193	965
Components	2,087	1,119	3,206	32	173	148	2,418
Production Systems	1,756	537	2,293	2	56	18	4,125
Metallurgical Products	735	109	844	12	49	56	739
Aviation(**)	625	—	625	53	41	33	—
Insurance(***)	1,654	—	1,654	44	16	—	—
Services	1,019	797	1,816	45	30	7	1,892
Publishing and communications	372	11	383	10	7	3	251
Other companies and eliminations(****)	318	(2,997)	(2,679)	(71)	96	26	9,377

Group total	47,271	—	47,271	(510)	2,269	2,011	62,711

2002
Automobiles	21,908	239	22,147	(1,343)	959	1,116	30,026
Agricultural and Construction Equipment	10,502	11	10,513	163	541	431	14,434
Commercial Vehicles	8,816	320	9,136	102	424	587	10,846
Ferrari and Maserati	1,194	14	1,208	70	77	176	897
Components	2,085	1,203	3,288	(16)	190	148	2,752
Production Systems	1,763	557	2,320	(101)	64	20	4,763
Metallurgical Products	1,411	128	1,539	27	93	78	857
Aviation(**)	1,532	2	1,534	210	69	130	3,206
Insurance(***)	4,834	82	4,916	147	47	14	19,041
Services	1,005	960	1,965	67	42	14	3,306
Publishing and communications	346	14	360	3	8	3	227
Other companies and eliminations(****)	253	(3,530)	(3,277)	(91)	100	54	2,166

Group total	55,649	—	55,649	(762)	2,614	2,771	92,521

2001
Automobiles	24,177	263	24,440	(549)	1,150	1,331	33,488
Agricultural and Construction Equipment	10,762	15	10,777	209	553	615	18,228
Commercial Vehicles	8,120	530	8,650	271	410	718	10,005
Ferrari and Maserati	1,040	18	1,058	62	76	125	844
Components	2,438	1,635	4,073	(74)	207	240	3,551
Production Systems	1,510	708	2,218	60	63	38	5,537
Metallurgical Products	1,429	323	1,752	15	109	151	1,936
Aviation(**)	1,632	4	1,636	186	88	41	3,071
Insurance(***)	5,369	92	5,461	68	47	29	18,326
Services	762	1,043	1,805	73	70	32	3,253
Publishing and communications	334	13	347	(2)	7	6	234
Other companies and eliminations(****)	433	(4,644)	(4,211)	(1)	100	112	2,276

Group total	58,006	—	58,006	318	2,880	3,438	100,749

(*)	Intersegment net sales and revenues include revenues between Group companies consolidated line-by-line and reporting to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

(**)	The Aviation Sector’s data is included up to the date of sale (July 1, 2003).

(***)	The Insurance Sector’s data is included up to the date of sale (May 2, 2003).

(****)	The operating income (loss) of “Other Companies” amounts to -137 million euros in 2003, -105 million euros in 2002 and -95 million euros in 2001.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(v)	Research and development expenses

     Each year significant expenditures are borne by the Group for research and development programs that generally cover a period of several years and which are charged to income in the year incurred.

     In 2003 and 2002 direct research and development expenses were 1,747 million euros and 1,748 million euros, respectively. For the most important projects, the Group has applied for financing to the Italian government and the European Community under related legislation.

     At the end of 2003, there were multiyear research and innovation projects that are being examined or for which incentives are being paid, by the above authorities, which show estimated expenditures in the relative applications amounting to approximately 898 million euros (an amount which also comprises projects on which the balance of the incentives was received in the same year). The Group filed/received low-rate loans for 142 million euros and grants for 394 million euros in respect of these projects which could also give rise to receipts for incentives in future years. The amounts received during 2003, referring to the aforementioned expenditures, totaled 27 million euros in low-rate loans and 54 million euros in grants, for a cumulative total at December 31, 2003 of 45 million euros in low-rate loans and 132 million euros in grants.

     The average interest rate on financing received for research and innovation at December 31, 2003 was 2.27% (2.49% for outstanding financing at December 31, 2002).

(vi)	Maintenance costs

     Maintenance costs charged to income in 2003 and 2002 amounted to 435 million euros and 556 million euros, respectively.

(vii)	Advertising costs

     Advertising costs charged to income in 2003 and 2002 amounted to 921 million euros and 1,106 million euros, respectively.

(22)	Translation of foreign financial statements

     The principal exchange rates used in 2003, 2002 and 2001 to translate the foreign currency financial statements into euros were:

	2003 Average	At 12/31/2003	2002 Average	At 12/31/2002	2001 Average	At 12/31/2001
U.S. dollar	1.131	1.263	0.944	1.049	0.896	0.881
British sterling	0.692	0.705	0.628	0.651	0.622	0.608
Swiss franc	1.521	1.558	1.467	1.452	1.511	1.483
Polish zloty	4.398	4.717	3.854	4.020	3.677	3.522
Brazilian real	3.474	3.649	2.765	3.705	2.106	2.045
Argentine peso	3.335	3.713	2.957	3.534	0.895	1.472

     Amounts stated in dollars refer to U.S. dollars and, unless otherwise indicated, have been translated from euros at an assumed rate of U.S. dollars 1.2597 = euro 1, which is the noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes on December 31, 2003. The translation into U.S. dollars has been made solely for convenience and should not be construed as representations that the euro amounts

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

actually could have been converted into U.S. dollars at the rate indicated.

(23)	Emoluments to directors and statutory auditors

	At December 31,
	2003			2002
	Fiat S.p.A.	Subsidiaries	Total	Fiat S.p.A.	Subsidiaries	Total
	(in thousands of euros)
Directors	4,764	6,904	11,668	29,483	87	29,570
Statutory Auditors	147	125	272	145	268	413

Total Emoluments	4,911	7,029	11,940	29,628	355	29,983

     These refer to emoluments to which the Directors and Statutory Auditors of Fiat S.p.A. are entitled for carrying out these functions also in other companies included in the scope of consolidation. In 2002 the emoluments to the Directors of Fiat S.p.A. included 20,053 thousand euros as a severance indemnity to Mr. Cantarella, who stepped down from the post of Chief Executive Officer on June 10, 2002, of which 9,296 thousand euros will be paid in 20 years.

(24)	Reconciliation to Generally Accepted Accounting Principles in the United States of America

     The consolidated financial statements of the Fiat Group are prepared in accordance with the accounting policies described above in the notes entitled “Form and content of the consolidated financial statements” and “Principles of consolidation and significant accounting policies” (hereinafter also referred to as collectively “Italian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences and their effect on consolidated net loss and stockholders’ equity are set out below.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(i)	Net income (loss)

		Years Ended December 31,
	Note 24
	Reference	2003	2003	2002	2001
		(in millions of
		U.S. Dollars)
		(note 22)	(in millions of euros)
Net income (loss) as reported in the consolidated statements of operations		(2,393)	(1,900)	(3,948)	(445)
Items (increasing) decreasing reported loss, net of the effects of minority interest:
Reversal of depreciation of revalued property, plant and equipment.	(d)	13	10	7	18
Capital gains on the sale of revalued property, plant and equipment	(d)	21	17	44	40
Amortization of goodwill reinstated	(e)	—	—	—	(46)
Difference of amortization period of Case goodwill	(e)	—	—	—	52
Elimination of goodwill amortization	(e)	224	178	254	—
Impairment of goodwill	(e)	(18)	(14)	124	—
Difference in gains/losses on disposal of investments in subsidiaries, net of taxes	(f)	(731)	(580)	(62)	—
Deferred revenue recognition	(h)	(168)	(133)	(77)	(164)
Accounting for Italenergia	(h)	25	20	(197)	30
Deferral of gain on real estate sale-leaseback transactions	(i)	20	16	10	(47)
Write-off of deferred costs, net of effect of amortization	(j)	(273)	(217)	(49)	(47)
Adjustments to financial instruments	(k)	—	—	358	—
Accounting for derivative instruments and hedging activities	(k)	576	457	65	(4)
Difference in accounting for postretirement benefits	(m)	(14)	(11)	1	(24)
Accounting for pensions	(m)	(1)	(1)	(9)	(8)
Adjustments to restructuring provisions	(n)	(175)	(139)	84	(172)
Accounting for deferred income taxes	(o)	(552)	(438)	62	(72)
Treasury stock transactions	(p)	3	2	107	9
Insurance reserves	(q)	—	—	(3)	—
Other accounting differences	(r)	(171)	(136)	(17)	43

Net income (loss) in accordance with U.S. GAAP, before cumulative effect of a change in accounting principle, except as permitted by Item 18		(3,614)	(2,869)	(3,246)	(837)
Cumulative effect of a change in accounting principle, net of tax	(e)	—	—	(586)	—

Net income (loss) in accordance with U.S. GAAP, except as permitted by Item 18		(3,614)	(2,869)	(3,832)	(837)

Net income (loss) from continuing operations in accordance with U.S. GAAP, except as permitted by Item 18		(4,380)	(3,477)	(3,798)	(1,125)

Net income (loss) from discontinued operations in accordance with U.S. GAAP, except as permitted by Item 18		766	608	(34)	288

Total Net income (loss) in accordance with U.S. GAAP, except as permitted by Item 18		(3,614)	(2,869)	(3,832)	(837)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

		Years Ended December 31,
	Note 24
	Reference	2003	2003	2002	2001
		(amounts in
		U.S. Dollars)
		(note 22)	(amounts in euros)
Earnings per Ordinary and Preference share amounts in accordance with U.S. GAAP, except as permitted by Item 18:	(a)
Basic and diluted EPS continuing – per Ordinary and Preference share amounts before change in accounting principles		(5.82)	(4.62)	(5.46)	(2.00)
Basic and diluted EPS discontinued – per Ordinary and Preference share amounts before change in accounting principles.		1.02	0.81	(0.06)	0.51
Basic and diluted EPS effect of changes in accounting principles		—	—	(1.00)	—

Basic and diluted EPS in accordance with U.S. GAAP		(4.80)	(3.81)	(6.52)	(1.49)

Earnings per Savings share amounts in accordance with U.S. GAAP, except as permitted by Item 18:
Basic and diluted EPS continuing – per Savings share amounts before change in accounting principles		(5.82)	(4.62)	(5.46)	(1.85)
Basic and diluted EPS discontinued – per Savings share amounts before change in accounting principles		1.02	0.81	(0.06)	0.51
Basic and diluted EPS effect of changes in accounting principles		—	—	(1.00)	—

Basic and diluted EPS in accordance with U.S. GAAP		(4.80)	(3.81)	(6.52)	(1.34)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(ii)	Stockholders’ equity

			At December 31,
	Note 24	At December 31,
	Reference	2003	2003	2002
		(in millions of
		U.S. Dollars)
		(note 22)	(in millions of euros)
Stockholders’ equity as reported in the consolidated balance sheets		8,557	6,793	7,641
Items increasing (decreasing) stockholders’ equity:
Elimination of revaluation of fixed assets	(d)	(317)	(252)	(251)
Reinstatement of goodwill previously written-off	(e)	605	480	756
Difference of amortization period of Case goodwill	(e)	102	81	97
Elimination of goodwill amortization	(e)	413	328	238
Impairment of goodwill	(e)	(457)	(363)	(414)
Accounting for Case acquisition	(g)	(35)	(28)	(33)
Deferred revenue recognition	(h)	(498)	(395)	(260)
Accounting for Italenergia	(h)	(199)	(158)	(193)
Deferral of gain on real estate sale-leaseback transactions	(i)	(101)	(80)	(105)
Write-off of deferred costs, net of effect of amortization	(j)	(620)	(492)	(218)
Adjustments to financial instruments	(k)	103	82	(245)
Accounting for derivatives instruments and hedging activities	(k)	544	432	(133)
Difference in accounting for postretirement benefits	(m)	6	5	18
Accounting for pensions	(m)	(535)	(425)	(505)
Adjustments to restructuring provisions	(n)	222	176	345
Accounting for deferred income taxes	(o)	(474)	(376)	(5)
Treasury stock recorded as an asset	(p)	(40)	(32)	(253)
Insurance reserves	(q)	—	—	320
Other accounting differences	(r)	(189)	(150)	(106)

Stockholders’ equity in accordance with U.S. GAAP, except as permitted by Item 18		7,087	5,626	6,694

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(iii)	Changes in U.S. GAAP stockholders’ equity for the years ended December 31, 2003, 2002 and 2001

				Accumulated other comprehensive income (loss)
			Retained
		Additional	earnings	Cumulative	Available-	Derivative	Minimum
	Capital	paid-in	(deficit) and	translation	for-sale	financial	pension	Treasury
	stock	capital	reserves	adjustment	securities	instruments	liability	stock	Total
	(in millions of euros)
Balance at December 31, 2000	2,753	2,619	8,015	389	(213)	—	1	(50)	13,514

Net income (loss)	—	—	(837)	—	—	—	—	—	(837)
Other comprehensive income (loss), net of tax	—	—	—	(367)	(143)	(192)	(111)	—	(813)

Total comprehensive income									(1,650)
Changes in treasury stock	—	—	—	—	—	—	—	(232)	(232)
Dividends	—	—	(352)	—	—	—	—	—	(352)
Other	—	—	(57)	—	—	—	—	—	(57)
Balance at December 31, 2001	2,753	2,619	6,769	22	(356)	(192)	(110)	(282)	11,223

Net income (loss)	—	—	(3,832)	—	—	—	—	—	(3,832)
Other comprehensive income (loss), net of tax	—	—	—	(1,390)	(234)	(15)	(330)	—	(1,969)
Income (loss) reclassified to earnings	—	—	—	51	364	—	—	—	415

Total comprehensive income									(5,386)
Changes in treasury stock	—	—	—	—	—	—	—	29	29
Capital stock increase	329	691	—	—	—	—	—	—	1,020
Dividends	—	—	(198)	—	—	—	—	—	(198)
Other	—	—	6	—	—	—	—	—	6
Balance at December 31, 2002	3,082	3,310	2,745	(1,317)	(226)	(207)	(440)	(253)	6,694

Net income (loss)	—	—	(2,869)	—	—	—	—	—	(2,869)
Other comprehensive income (loss), net of tax	—	—	—	(762)	80	237	24	—	(421)
Income (loss) reclassified to earnings	—	—	—	74	172	(50)	—	—	196

Total comprehensive income									(3,094)
Changes in treasury stock	—	—	—	—	—	—	—	221	221
Capital stock increase	1,836	(57)	—	—	—	—	—	—	1,779
Other	—	—	26	—	—	—	—	—	26
Balance at December 31, 2003	4,918	3,253	(98)	(2,005)	26	(20)	(416)	(32)	5,626

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Comments on the above and other differences between the Group’s accounting policies and U.S. GAAP are as follows:

     (a) Earnings per share – The net income (loss) per share amounts in accordance with U.S. GAAP (basic and diluted) for each of the years ended December 31, 2003, 2002 and 2001 have been calculated in accordance with the provisions of SFAS No. 128, “Earnings per Share” (“SFAS No. 128” and “EPS”), using the method for two-class ordinary shares and participating securities, as prescribed therein. Under this method both for the basic and the diluted earnings per share computation, net income (loss) remaining after dividends allocated to ordinary, preference and savings shares was allocated equally to the aggregate weighted average number of ordinary, preference and savings shares outstanding.

     Consistent with SFAS No. 128, the Group has retroactively adjusted the weighted average number of shares outstanding for all years present related to the 2003 capital increase. SFAS No. 128 requires that EPS be adjusted for all periods presented for the portion of the capital increase that is the equivalent of a stock dividend.

     For the basic EPS calculation, the weighted average number of outstanding shares was approximately 753 million in 2003, 588 million in 2002 and 563 million in 2001. The considerations for diluted earnings per share are discussed below. No dividends have been allocated to ordinary, preference and savings shares in 2003 and in 2002, while aggregate dividends for the purpose of the EPS calculation were approximately 180 million euros in 2001.

     SFAS No. 128 requires the presentation of both basic and diluted earnings per share. As a result of net losses for the years ended December 31, 2003, 2002 and 2001, any effect would reduce the loss per share; therefore, diluted EPS is reported as equal to basic EPS.

     (b) Estimates – The preparation of financial statements in conformity with U.S. GAAP requires explicit statement of the fact that, as under Italian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

     (c) Translation of financial statements of subsidiaries operating in highly inflationary economies – The financial statements of the subsidiaries operating in highly inflationary economies have been adjusted in accordance with inflation accounting procedures (consistent with IAS No. 29, “Financial Reporting in Hyperinflationary Economies”), restating historical costs on the basis of indices deemed representative of the real change in the purchasing power of the local currencies; consistent with this procedure, the financial statements thus restated are translated into the Group’s reporting currency at year-end exchange rates. Economies are defined as being highly inflationary when cumulative inflation exceeds 100% over the latest three-year period. The Group’s inflation accounting policy and procedures differ from the U.S. GAAP requirements of SFAS No. 52, “Foreign Currency Translation” with respect to the translation of financial statements of entities operating in highly inflationary economies. Under U.S. GAAP, the translation of financial statements of subsidiaries operating in highly inflationary economies is based on local currency financial statements on a historical cost basis after reversing all adjustments made to take account of inflation. These financial statements are then translated into the Group’s reporting currency by applying historical exchange rates to non-monetary items and current exchange rates to monetary items. All exchange adjustments arising in this remeasurement process are recorded in income.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     As permitted by Item 18 of Form 20-F, the differences between accounting for operations in highly inflationary economies using international and U.S. accounting principles have not been presented in the reconciliations of Net income (loss) and Stockholders’ equity. Accordingly, the amounts presented for such periods for the financial statements of subsidiaries operating in highly inflationary economies, while in conformity with Italian GAAP (which in this specific case is aligned to the applicable International Accounting Standard), are not in conformity with U.S. GAAP.

     (d) Revaluation of fixed assets – In its Italian GAAP financial statements, in 1983 and prior years Fiat revalued certain property, plant and equipment to amounts in excess of historical cost, as permitted by law (see “Principles of consolidation and significant accounting policies”); additionally, in 1991 Italian legislation (Law 413/91) required the obligatory revaluation of industrial and commercial land and buildings for all Italian companies, using coefficients as set forth by the law. In countries other than Italy, values of property, plant and equipment have also been adjusted where specific laws of the country in which the assets are located have allowed or required revaluation. Such revaluations recorded under Italian GAAP have been credited to stockholders’ equity and the revalued assets have been depreciated over their remaining useful lives.

     U.S. GAAP does not permit the revaluation of fixed assets and consequently such revaluations and the related depreciation are eliminated in the reconciliation to U.S. GAAP. In addition, the capital gain differences arising upon the sale of revalued fixed assets are stated separately in the caption “Capital gains on the sale of revalued property, plant and equipment.” The gross asset increase due to revaluation was 574 million euros and 590 million euros at December 31, 2003 and 2002, respectively.

     (e) Goodwill – The Group’s accounting policy related to accounting for goodwill under Italian GAAP is described in the notes “Principles of consolidation and significant accounting policies”. These policies differ in certain respects from those required under U.S. GAAP, as further described below.

     (e.i) Accounting for goodwill – Under Italian GAAP as applicable in the different periods, goodwill on acquisitions made through December 31, 1994 was accounted for as a direct reduction of stockholders’ equity whereas goodwill on acquisitions made in subsequent periods was recorded as an intangible asset under caption “Differences on consolidation” (or “goodwill”, if pushed down and recorded at subsidiary level) and amortized over its estimated period of recoverability. Under U.S. GAAP through December 31, 2001, goodwill was recorded on the balance sheet as an intangible asset of the acquiring company and then amortized to income over a period not to exceed 40 years. In the U.S. GAAP reconciliation tables shown above, the Group’s goodwill previously charged to equity under Italian GAAP has been reinstated under U.S. GAAP and amortized over a 30-year period until December 31, 2001. This reconciling item also includes other differences on goodwill recorded in purchase accounting subsequent to 1994 due to U.S. GAAP adjustments applicable to acquired companies. The total amount of adjustments to goodwill, gross of accumulated amortization, was 791 million euros and 1,171 million euros at December 31, 2003 and 2002, respectively.

     (e.ii) Difference of amortization period of Case goodwill – Through December 31, 2001 the goodwill recorded by CNH Global N.V., the purchaser of Case Group, was amortized over a 30-year period for U.S. GAAP financial reporting purposes, whereas under Italian GAAP the amortization period for goodwill was limited to 20 years. CNH Global N.V. reports separate U.S. GAAP consolidated financial statements.

     (e.iii) Elimination of goodwill amortization – As required by SFAS 142 “Goodwill and Other Intangible Assets”, the Group has not amortized goodwill or intangible assets with indefinite useful lives acquired after June 30, 2001, and ceased amortization of goodwill and intangible assets with indefinite

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

useful lives acquired up to June 30, 2001 on January 1, 2002. These assets are now subjected to impairment testing at least annually. Intangible assets that have finite useful lives continue to be amortized over their useful lives. Italian GAAP, on the other hand, requires that “goodwill and other intangible assets” be amortized over their remaining useful lives. This line item in the reconciliation above reflects the reversal of the goodwill amortization recorded in the consolidated financial statements for Italian GAAP purposes in 2003 and in 2002, which is not required under U.S. GAAP.

     (e.iv) Impairment of goodwill. – As required by SFAS No. 142, the Group has performed impairment tests of the goodwill balances adjusted as described above as of the date of adoption of SFAS No. 142 (January 1, 2002) and at least annually thereafter. In performing such tests, the method for determining the fair value of reporting units has combined various valuation techniques and in particular those based on discounted cash flows, market comparables or, when applicable, evidence provided by specific transactions for disposal of reporting units after the measurement date but prior to preparation of the financial statements.

     During 2003 the Group recorded a total impairment charge of 50 million euros, of which 36 million euros was recorded in the Italian GAAP financial statements. Analysis of movement on the cumulative impairment charges recorded for U.S. GAAP during 2003 is detailed as follows:

	Effect on				Effect on Net	Effect on
	Stockholders’				income (loss)	Stockholders’
	equity as of	Exchange			as of Dec. 31,	equity as of
Sector	Jan. 1, 2003	differences	Disposals	Other	2003	Dec. 31, 2003
	(in millions of euros)
Agricultural and Construction Equipment	(285)	45	—	1	—	(239)
Commercial Vehicles	(213)	—	213		(10)	(10)
Components	(161)	—	—		(25)	(186)
Production Systems	(182)	21	—	(1)	—	(162)
Metallurgical Products	(27)	—	—	(1)	—	(28)
Services	(10)	—	—	—	(10)	(20)
Other companies	(66)	—	—	—	(5)	(71)

Total Group	(944)	66	213	(1)	(50)	(716)
Less: Impairment charges recorded for Italian GAAP	530	—	(213)	—	36	353

Total U.S. GAAP adjustments	(414)	66	—	(1)	(14)	(363)

     During 2002 the Group recorded a total impairment charge of 992 million euros, of which 586 million euros represent the cumulative effect of the change in accounting principle as of January 1, 2002.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	Effect on Net income (loss)
	as of December 31, 2002			Effect on
				Stockholders’
	Initial			equity as of
Sector	adoption	Current period	Total	Dec. 31, 2002
	(in millions of euros)
Agricultural and Construction Equipment	(302)	(12)	(314)	(285)
Commercial Vehicles	—	(213)	(213)	(213)
Components	—	(161)	(161)	(161)
Production Systems	(191)	(10)	(201)	(182)
Metallurgical Products	(27)	—	(27)	(27)
Services	—	(10)	(10)	(10)
Other companies	(66)	—	(66)	(66)

Total Group	(586)	(406)	(992)	(944)
Less: Impairment charges recorded for Italian GAAP	—	530	530	530

Total U.S. GAAP adjustments	(586)	124	(462)	(414)

     The additional impairment charge under U.S. GAAP compared to the Italian GAAP financial statements is attributable to the effects of: a) goodwill reinstated for U.S. GAAP reporting; b) the elimination of amortization for U.S. GAAP reporting from January 1, 2002, and c) increases in the fair value of goodwill which occurred in 2002 between the date of initial adoption (January 1, 2002) and year end, that did not give rise to an adjustment to the initial impairment charge reflected in the carrying value of goodwill for U.S. GAAP reporting but were considered in the Italian GAAP impairment charges.

     Had the provisions of SFAS No. 142 related to amortization of goodwill been applied for the years ended December 31, 2001, the Company’s pro-forma net income (loss) per share for that year would have been as follows:

For the year ended
December 31, 2001
(in millions of euros)
Amounts in accordance with U.S. GAAP
Net income (loss)	(837)
Goodwill amortization (net of tax)	321

Pro-forma Net income (loss)	(516)

(in euros)
Per share amounts in accordance with U.S. GAAP
Basic and diluted earnings (loss) per ordinary and preference share	(1.49)
Effect of SFAS 142	0.57

Pro-forma basic and diluted earning per ordinary and preference share	(0.92)

Basic and diluted earning per saving share	(1.34)
Effect of SFAS 142	0.57

Pro-forma basic and diluted earnings per saving share as reported	(0.77)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     (f) Difference in gains/losses on disposal of investments in subsidiaries, net of taxes – Gains or losses on disposals of investments arising from the sale of interests in subsidiaries as recorded in the Group’s consolidated statements of operations are adjusted to reflect the higher or lower U.S. GAAP basis of the underlying equity of the disposed investment. Negative adjustments primarily relate to the different methods of accounting for goodwill (see paragraph (e.i) above) and insurance reserves (see paragraph (q) below), as applicable to the disposal of the Group’s Insurance Sector in 2003, in the U.S. GAAP value of the subsidiary’s net equity, thereby resulting in lower gains on sale on a U.S. GAAP basis; positive adjustments relate primarily to the effect of reversal of the revaluation of fixed assets which is included in the Italian GAAP value of the subsidiary’s net equity. This item also includes cumulative transactions adjustments related to the disposals, that U.S. GAAP requires to be reclassified from Accumulated Other Comprehensive Income (“AOCI”) to income at that time of disposal, while for Italian GAAP purposes such reclassification is not required.

     (f.i) Discontinued operations – During 2003, the Group sold certain of its components, as that term is defined in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), and specifically its investments in Toro Assicurazioni (the Group’s Insurance Sector), the aerospace activities of FiatAvio (the Group’s Aviation Sector, a component of the Other Diversified Sectors), Fraikin (a component of the Commercial Vehicles Sector), and a controlling interest in IPI S.p.A. (also a component of the Other Diversified Sectors).

     Under Italian GAAP, no restatement of the financial information presented in previous years is required after a divestiture has occurred. Under U.S. GAAP, in accordance with SFAS No. 144, the discontinued operations of a component are retroactively separated from the continuing operations of an entity, when the operations and cash flows of a component will be eliminated from the ongoing operations of an entity as a result of a disposal transaction and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. The following paragraphs provide disclosures on discontinued operations required by U.S. GAAP.

     Toro Assicurazioni (Insurance Sector)

     The disposal of Toro Assicurazioni was effective as of May 2, 2003, and gave rise to a gain on disposal for Italian GAAP reporting purposes of approximately 390 million euros (279 million euros after-tax).

     The results of operations of the discontinued operations related to the Insurance Sector in each period presented are as follows (in millions of euros):

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	2003 (*)	2002	2001
Amounts as reported under Italian GAAP
Net Revenues	1,654	4,916	5,461

Income (loss) before taxes	76	(31)	187
Income taxes	(33)	(4)	(68)
Minority interest	(5)	7	(8)

Net income (loss)	38	(28)	111
Gain on disposal, net of taxes	279	—	—

Net income (loss) on discontinued operations	317	(28)	111
U.S. GAAP adjustments	(495)	66	21

Net income (loss) on discontinued operations under U.S. GAAP	(178)	38	132

(*)	The Insurance Sector’s data are included up to the date of sale (May 2003)

     At December 31, 2002, the total assets of the Insurance Sector as reported under Italian GAAP amounted to approximately 19,463 million euros.

     FiatAvio and IPI (Other Diversified Sectors)

     The disposal of the aerospace activities of FiatAvio was effective July 1, 2003, and gave rise to a gain on disposal for Italian GAAP reporting purposes of approximately 1,258 million euros (781 million euros after-tax).

     The results of operations of the discontinued operations related to FiatAvio in each period presented are as follows (in millions of euros):

	2003 (*)	2002	2001
Amounts as reported under Italian GAAP
Net Revenues	623	1,499	1,636

Income (loss) before taxes	40	199	174
Income taxes	(25)	(76)	(75)
Minority interest	—	—	(1)

Net income (loss)	15	123	98
Gain on disposal, net of taxes	781	—	—

Net income (loss) on discontinued operations	796	123	98
U.S. GAAP adjustments	(1)	2	22

Net income (loss) on discontinued operations as reported under U.S. GAAP	795	125	120

(*)	The aerospace activities of Aviation Sector’s data are included up to the date of sale (July 2003)

     At December 31, 2002, the total assets of the FiatAvio as reported under Italian GAAP amounted to approximately 1,266 million euros.

     The disposal of the Group’s controlling interest in IPI was completed in the first quarter 2003 and the component was deconsolidated with effect from January 1, 2003; the gain on disposal for Italian GAAP reporting purposes was approximately 15 million euros, with no material tax effect.

     The results of operations of the discontinued operations related to IPI in each period presented are as follows (in millions of euros):

THE FIAT GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	2003 (*)	2002	2001
Amounts as reported under Italian GAAP
Net Revenues	—	29	31

Income (loss) before taxes	—	19	28
Income taxes	—	(7)	(8)
Minority interest	—	(4)	(7)

Net Income (loss)	—	8	13
Gain on disposal, net of taxes	15	—	—

Net income (loss) on discontinued operations	15	8	13
U.S. GAAP adjustments	—	—	—

Net income (loss) on discontinued operations under U.S. GAAP	15	8	13

(*)	Since the transaction occurred in the first quarter of 2003 and was effective January 1, 2003, there was no operating activity related to IPI during 2003.

     At December 31, 2002, the total assets of IPI as reported under Italian GAAP amounted to approximately 54 million euros.

     The aggregated results of operations of the discontinued operations related to the Other Diversified Sector in each period presented are therefore as follows (in millions of euros):

	2003	2002	2001
Amounts as reported under Italian GAAP
Net Revenues	623	1,528	1,667

Income (loss) before taxes	40	218	202
Income taxes	(25)	(83)	(83)
Minority interest	—	(4)	(8)

Net Income (loss)	15	131	111
Gain on disposal, net of taxes	796	—	—

Net income (loss) on discontinued operations	811	131	111
U.S. GAAP adjustments	(1)	2	22

Net income (loss) on discontinued operations under U.S. GAAP	810	133	133

     Fraikin (Commercial Vehicles Sector)

     The Company completed the sale of Fraikin effective January 1, 2003. Associated with this sale, the Company recorded a net loss of 24 million euros (before and after tax), which is reflected in the income from discontinued operations in accordance with U.S. GAAP in 2003.

     The results of operations of the discontinued operations related to the Commercial Vehicles Sector are as follows (in millions of euros):

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	2003*	2002	2001
Amounts as reported under Italian GAAP
Net Revenues	—	517	521

Income (loss) before taxes	—	(188)	47
Income taxes	—	(17)	(24)
Minority interest	—	—	—

Net Income (loss)	—	(205)	23
Loss on disposal, net of taxes	(24)	—	—

Net income (loss) on discontinued operations	(24)	(205)	23
U.S. GAAP adjustments	—	—	—

Net income (loss) on discontinued operations under U.S. GAAP	(24)	(205)	23

(*)	Since the transaction was effective January 2003, there was no operating activity related to Fraikin during 2003.

     At December 31, 2002, the total assets of Fraikin as reported under Italian GAAP amounted to approximately 717 million euros. The Sector recorded an impairment charge related primarily to goodwill in 2002 for approximately 210 million euros.

Total Discontinued Operations

     The aggregated results of operations of the discontinued operations detailed above in each period presented are as follows (in millions of euros):

	2003	2002	2001
Amounts as reported under Italian GAAP
Net Revenues	2,277	6,961	7,649

Income (loss) before taxes	116	(1)	436
Income taxes	(58)	(104)	(175)
Minority interest	(5)	3	(16)

Net Income (loss)	53	(102)	245
Gain on disposal, net of taxes	1,051	—	—

Net income (loss) on discontinued operations	1,104	(102)	245
U.S. GAAP adjustments	(496)	68	43

Net income (loss) on discontinued operations as reported under U.S. GAAP	608	(34)	288

     (g) Accounting for Case acquisition - Fiat’s Italian GAAP consolidated financial statements at December 31, 1999 did not consolidate the financial statements of the Case Group, which was acquired on November 12, 1999, on the basis that it would not have been practicable to obtain the necessary information on a timely basis without disproportionate expense; accordingly for Italian GAAP purposes, the Case Group was consolidated and related purchase accounting entries were recorded with effect from January 1, 2000. U.S. GAAP in effect at that date did not permit the exclusion of controlled companies from consolidation unless control is temporary. Accordingly, for U.S. GAAP purposes, the net loss incurred by the Case Group from the date of acquisition to December 31, 1999 has been included in determining net income (loss) and stockholders’ equity of the Group in accordance with U.S. GAAP as of December 31, 1999. The adjustments reflected in the reconciliation relate to the effect of this difference on the calculation of goodwill arising on the acquisition of the Case Group, which was determined in the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

Italian GAAP consolidated financial statements as of January 1, 2000. Fluctuations in the balance relate to the effect of foreign exchange differences.

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

     (h.i.) Accounting for Italenergia - In 2001, the Company acquired a 38.6% shareholding in Italenergia S.p.A., now Italenergia Bis (“Italenergia”), a company formed between Fiat, Electricité de France (“EDF”) and certain financial investors for the purpose of acquiring control of the Montedison- Edison (“Edison”) group through tender offers. Italenergia assumed effective control of Edison at the end of the third quarter of that year and consolidated Edison from October 1, 2001. In 2002, as more fully explained in Note 3, the shareholders of Italenergia entered into agreements which resulted, among other things, in the transfer of a 14% interest in Italenergia from Fiat to other shareholders (with a put option that would require Fiat to repurchase the shares transferred in certain circumstances) and the assignment to Fiat of a put option to sell its shares in Italenergia to EDF in 2005 based on market values at that date, but subject to a contractually agreed minimum price which is in excess of book values.

     Under Italian GAAP, Fiat has accounted for its investments in Italenergia under the equity method, based on a 38.6% shareholding through September 30, 2002 and a 24.6% shareholding from October 1, 2002 through December 31, 2003; in addition it recorded a gain of 189 million euros before taxes on the sale of its 14% interest in the investee to other shareholders effective September 30, 2002. Under U.S. GAAP, the transfer of the 14% interest in Italenergia to the other shareholders is not considered to meet the requirements for sale accounting set out in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, mainly due to the existence of the put options granted to the transferees and de facto constraints on the transferees’ ability to pledge or exchange the transferred assets in the period from the sale through 2005. Accordingly, for the purpose of determining Fiat’s net income (loss) and stockholders’ equity as of and for the years ended December 31, 2003 and 2002 in accordance with U.S. GAAP, the gain recorded in 2002 for the sale under Italian GAAP has been reversed, and the results of applying the equity method of accounting to the investment in Italenergia have been recomputed to reflect a 38.6% interest in the results of operations and stockholders’ equity of the investee as adjusted for the differences between Italian GAAP and U.S. GAAP applicable to Italenergia. The most significant of such differences relates to the effects of applying SFAS No. 142.

     (h.ii.) Accounting for SCDR - In 2001, the Group participated with a specialist logistics operator and other financial investors in the formation of “Società di Commercializzazione e Distribuzione Ricambi S.p.A” (“SCDR”), a company whose principal activity is the purchase of spare parts from Fiat Auto for sale to end customers. The Group’s investment in SCDR represents 19% of SCDR’s capital and is accounted for under the equity method for Italian GAAP.

     Under U.S. GAAP, due to the nature of the contractual arrangements in place, the sale of inventories from Fiat Auto to SCDR transfers the legal title of the assets, but does not transfer all of the risks and rewards of ownership of the assets to SCDR, and therefore does not allow recognition of the related revenue by Fiat Auto. Instead, the transfer of inventories is considered a financing transaction and related revenues recorded in the Italian GAAP financial statements are deferred for U.S. GAAP purposes until the assets are sold to the end customers. Such deferral has increased the net (loss) for the years ended December 31, 2003, 2002 and 2001 under U.S. GAAP by 68 million euros, 18 million euros, and 164 million euros, respectively.

     (i) Deferral of gain on real estate sale-leaseback transactions - In 1998, the Group entered into a sale-leaseback transaction involving real estate subject to the terms of an operating lease which extends for approximately 22 years. As a consequence of this transaction, buildings with a total book value of 107 million euros were removed from the balance sheet and under Italian GAAP, a gain of 73 million euros, before taxes of approximately 31 million euros, was realized. The approximate annual lease payments over the lives of the leases are 15 million euros per year for the above mentioned buildings.

     During 2001, the Group entered into two sets of real estate sale-leaseback transactions: the first involved the sale of certain property and its leaseback, over a term of 12 years with a purchase option. As a result of the sale, assets with a value of 6 million euros were removed from the balance sheet, and a gain of 16 million euros before taxes was recognized. The total rental cost for the property over the life of the lease is approximately 22 million euros. The second set of 2001 transactions involved the sale of property

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

under three contracts with lease terms of 5, 51/2 and 6 years. As a result of this transaction, 53 million euros of assets were removed from the balance sheet and a net gain of 35 million euros was recognized for Italian GAAP purposes. The total rental cost for the properties over the life of the lease terms is approximately 34 million euros.

     The negative adjustments shown in the stockholders’ equity reconciliation primarily relate to the cumulative effects of the gains recorded in the consolidated financial statements which have been deferred under U.S. GAAP; the positive adjustments shown in the reconciliation relate to the portion of the gains which are credited to income for U.S. GAAP purposes in proportion to the annual rental charges.

     (j) Write-off of deferred costs, net of effect of amortization - Under Italian GAAP, the Group defers certain costs that U.S. GAAP requires to be expensed when incurred. Such costs include:

     •     start-up and expansion costs (including costs incurred in connection with capital increases), which under Italian GAAP are capitalized and amortized over an estimated period of future benefit, but which U.S. GAAP requires to be charged to income when incurred (or, in the case of expenses related to capital increases made by the Company itself, deducted directly from the proceeds of the increase);

     •     certain research and development costs, primarily in the limited circumstances of costs which it is considered probable will benefit in future from revenue grants from government; and

     •     costs related to product development activities carried on by third-party suppliers which are accounted for under Italian GAAP on completion of the activities, in accordance with the terms of the contractual arrangements, but which under U.S. GAAP are charged to the statement of operations on the basis of the estimated state of completion of the activities at the reporting date.

     This line of the reconciliation therefore shows costs deferred under Italian GAAP which are expensed under U.S. GAAP, net of reversal where applicable of amortization related to amounts capitalized and deferred in accordance with the Group’s accounting policies.

     (k) Adjustments to financial instruments - The Group’s accounting policies related to financial receivables, financial payables and derivative financial instruments are described in the Notes “Principles of consolidation and significant accounting policies” and in Note 14 “Memorandum accounts”. These policies and the related disclosures included in the Group’s consolidated financial statements differ in certain respects from those required under U.S. GAAP, as further described below.

     With reference to financial instruments held by the Group as of December 31, 2003 the table below summarizes the carrying value in accordance with Italian GAAP and the related estimate of fair values of financial instruments held by the Group at December 31, 2003 and 2002:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	At 12/31/2003		At 12/31/2002
	Carrying		Carrying
	value	Fair value	value	Fair value
	(in millions of euros)
Financial Assets
Investments available for sale	214	273	3,026	2,746
Investments stated at cost	99	99	101	101
Cash	3,211	3,211	3,489	3,489
Trading investments and securities	3,877	3,877	7,579	7,668
Financial receivables and leased assets	12,576	12,630	21,405	21,397

Financial Liabilities
Short-term debt	(3,859)	(3,859)	(3,503)	(3,503)
Long-term debt	(18,175)	(17,778)	(25,420)	(23,251)

Derivative Instruments
Foreign exchange risk management instruments	(3)	59	75	118
Interest rate risk management instruments	138	319	107	343
Foreign exchange and interest rate risk management instruments	174	176	99	84
Equity swap	(1)	439	—	23

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

     With reference to the above valuations: if the financial instrument is listed, the fair value information has been determined with reference to the market price at year-end; in the absence of market quotations (e.g. unsecuritized receivables and payables, over-the-counter derivatives, custom-tailored financial instruments, etc.), fair values have been estimated using the following guidelines:

     •     Financial receivables and financial payables - The fair values of financial receivables and payables have been estimated based upon the discounted value of future cash flows. The discount rates used were the rate at which the same type (for duration, size, counterpart, guarantees, etc.) of loan would have been made under current market conditions at the reference date.

     •     Derivative financial instruments - The fair value has been determined as the comparable market value, at the reference date (year-end), of financial instruments having similar features in terms of contractual obligations, currencies, duration, amount and maturity. With reference to options, the fair value has been determined on the basis of broadly used option valuation models (e.g. analytical formulas derived from the Black-Scholes formula, procedures based on binomial trees, etc...).

     For the fair values of financial assets, financial liabilities and derivative financial instruments expressed in foreign currencies, period-end exchange rates have been used.

     The decreased difference between fair value and carrying value of long-term debt, as compared to 2002, mainly reflects the reduction in corporate spread for the Fiat Group debt, as shown by the market of bonds outstanding, the reduction of debt outstanding and of the average maturity of long term debt.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     (k.i) Investments and securities — The Group’s accounting policy is to record the investments in securities classified as “Financial fixed assets at cost”, including additional direct charges and investments in securities classified as “Financial assets not held as fixed assets” at the lower of cost or market. For U.S. GAAP reporting purposes, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No. 115) requires that “held-to-maturity securities” be reported at amortized cost, while securities designated as “trading securities” or “securities available-for-sale” be recorded at market value with the corresponding unrealized gain (loss) recorded as an adjustment to income in the case of trading securities, or other comprehensive income (a component of stockholders’ equity) in the case of securities available-for-sale. The Group has classified all of its long-term investments in equity securities with readily determinable fair values as securities available for sale. When the market value of available for sale securities has been significantly below historical cost for an extended period of time, the impairment is considered other than temporary and recorded in the statement of operations. The Group’s investments in available-for sale securities consist primarily of investments in common stock and government securities, whose fair values exceed carrying value at December 31, 2003.

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

     Under U.S. GAAP for the year ending December 31, 2003 the Group recorded a gain of 252 million euros to AOCI. The increase consisted of a gain of 80 million euros plus a reclassification of an unrealised loss of 172 million euros to earnings related available-for-sale securities included in the Toro Assicurazioni business, which was sold in 2003.

     (k.ii) Concentration of credit risk — U.S. GAAP also requires additional disclosures related to concentrations of credit risk. With respect to such risk, management believes that the Group’s financial policies and the wide distribution of its investments tend to mitigate significantly its exposure. Among the factors reducing such risk is the widely distributed nature of the Group’s trade and finance receivables among the many automotive, commercial vehicle and agricultural and construction equipment customers of the Group that are located in Italy, the rest of Europe, North America and South America. Management believes that concentration of credit risk is also minimized with respect to its investments in marketable securities, given that such investments primarily consist of widely-traded securities issued by highly rated institutions located in the various markets in which the Group operates.

     (k.iii) Derivative financial instruments — SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities(as amended and interpreted)” (SFAS No. 133), adopted by the Fiat Group on January 1, 2001 for U.S. GAAP purposes, establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a fair value hedge with the changes in fair value recorded to income (which for the effective portion would directly offset any changes in fair value in the hedged item attributable to the risk being hedged), (b) a cash flow hedge with the effective portion of the changes in fair value recorded directly to AOCI and subsequently reclassified into earnings when the forecasted transaction affects earnings or (c) a net investment hedge. Starting in 2001 under Italian GAAP, certain derivatives which are

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

not hedges are marked to fair value with gains or losses recognized in earnings; this is substantially consistent with U.S. GAAP. However, under Italian GAAP, derivatives classified as cash flow hedges are not marked to fair value. This results in a difference between Italian and U.S. GAAP as it relates to AOCI.

     Upon the adoption of SFAS No. 133 on January 1, 2001, the Group recorded, only for U.S. GAAP reconciliation purposes, a transition adjustment for derivatives designated as cash flow hedges of approximately 70 million euros (net of tax), which was charged to AOCI as of that date as a cumulative effect of a change in accounting principle.

     Subsequent to adoption and for the years ended December 31, 2002 and 2001, the Group charged a loss of 15 and 122 million euros (net of tax) respectively as a reduction to AOCI.

     For the year ending December 31, 2003 the Group recorded a gain of 187 million euros to AOCI. The increase consisted of a gain of 237 million euros less a reclassification of 50 million euros to earnings mainly related to the sale of Fidis Retail Italia. It is anticipated that 17 million euros of net losses accumulated in other comprehensive income at December 31, 2003, are expected to be reclassified into earnings during 2004.

     The income effect of this reconciling item is a net gains of 457 million euros (293 million euros after tax) and 65 million euros in 2003 and 2002 respectively, which is mainly due to the fair value evaluation of the equity swap on General Motors shares and the exchangeable bond embedded derivatives. In 2001 the effect resulted in a net loss of 4 million euros.

     (k.iv) Supplemental derivatives disclosures — The Group utilizes external borrowing and sales of financial receivables as asset-backed securities through securitizations to fund its industrial and financial activities. Fiat uses these sources of liquidity primarily to finance capital expenditures and its lease and sale financing business, which typically is financed with a high proportion of debt. Changes in interest rates affect the Group’s net income by increasing or decreasing borrowing costs and investment income.

     As a multinational group that has operations throughout the world, the Fiat Group is exposed to market risks from fluctuations in foreign currency exchange. The exposure to foreign currency risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sell products, and in relation to the use of external borrowing denominated in foreign currencies.

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

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     In particular, the Group holds derivative financial instruments designated as fair value hedges, mainly to hedge:

     •     exchange rate risk on financial instruments denominated in currency other than the accounting currency of the various entities;

     •     interest rate risk of fixed rate loans and borrowings.

     The instruments used for these hedges are mainly exchange rate swaps, forward contracts, interest rate swaps and combined interest rate and currency swaps.

     Based on their notional amount at December 31, 2003, almost all of the derivative instruments designated as exchange rate risk fair value hedges and 70% of the derivative instruments designated as interest rate risk fair value hedges will expire between 2004 and 2008.

     Ineffectiveness related to these hedge relationships was not material for the years ended December 31, 2003, 2002 and 2001.

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

     Based on their notional amount at December 31, 2003, almost all the derivative instruments designated as exchange rate risk cash flow hedges and all derivatives instruments designated as interest rate risk cash flow hedges will expire between 2004 and 2008.

     Ineffectiveness related to these hedge relationships was not material for the years ended December 31, 2003, 2002 and 2001.

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

     (l) Securitization of financial assets — For U.S. GAAP purposes only, the Group follows SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

(SFAS No. 140) and other related U.S. GAAP guidance related to the Group’s securitization of financial assets and extinguishments of liabilities.

     (l.i) Receivables securitizations — The Group uses securitization to accelerate the receipt of cash related to its receivables portfolio.

     The Group funds a portion of its wholesale receivables by means of sales on a revolving basis pursuant to several privately structured asset-backed commercial paper programs.

     The Group securitizes part of its retail receivables as privately and publicly placed asset-backed securities. These securitization transactions call for the sale without recourse of a portfolio of receivables to Qualifying Special Purpose Entities (“QSPE”), which finance the purchased assets by issuing medium term asset-backed notes.

     Securitization of European Wholesale Receivables (Automobiles Sector “Fiat Auto” and Commercial Vehicles “Iveco”) — Fiat Auto and Iveco fund a portion of their European wholesale receivables by means of sales on a revolving basis pursuant to securitization programs through several privately structured facilities, mainly consisting of 364-day facilities, renewable annually. New receivables sold under these programs totaled 7,503 million, 6,803 million and 7,626 million euros in 2003, 2002 and 2001, respectively.

     The following table summarizes the gross cash flows of the above-mentioned wholesale securitizations in 2003 (in millions of euros):

	At December 31, 2003
	Auto	Iveco
Proceeds from new wholesale securitizations	466	326
Proceeds from collections reinvested in revolving-period securitization	5,967	744
Repurchase of receivables	67	2

     At December 31, 2003, wholesale receivables outstanding under these facilities amounted to 1,810 million euros, gross of Fiat Auto and Iveco’s retained interests of 367 million euros. The retained interests provide limited first loss protection to investors and are recorded at cost, which approximates fair value due to the short-term nature of the receivables. The Fiat Group also services the sold portfolios during the life of the transaction.

     Securitization of European Retail Receivables (Commercial Vehicles “Iveco” and Automobiles Sector “Fiat Auto”) — The Fiat Group funds a portion of its European loan and financial leases originations by means of securitizations completed by its financial services companies.

     In 2003, the Fiat Group sold Italian truck loans and financial leases for an overall amount of 514 million euros (2,916 million euros of auto loans in 2002, in various European jurisdictions). The decrease in the amount of receivables sold in 2003 as compared to previous year is attributable to the sale of Fidis Retail Italia (“FRI”), which was set up to take control of the European activities of the Automobile Sector in the area of consumer financing as part of the Framework Agreement.

     In 2003, a first retail securitization transaction was completed by Iveco Finanziaria S.p.A. through the securitization vehicle “First Italian Truck Securitization” (“FITS”), constituted under Italian

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

Law 130 of April 1999 (the “Italian Securitization Law” or “Legge sulla Cartolarizzazione dei Crediti”), which for U.S. GAAP reporting is considered a QSPE. This transaction was recorded as a sale of receivables without recourse (pro-soluto) in accordance with Articles 1 and 4 of the Italian Securitization Law and entailed the purchase of an initial pool of loans and financial lease receivables by FITS, followed by further monthly purchases during a 3-year revolving period. The Fiat Group continues to service the sold receivables on a revolving basis.

     The following table summarizes the cash flows and the profit and loss impact of the above-mentioned securitizations (in millions of euros):

	At December 31, 2003		At December 31, 2002
		FITS
	FITS	(Financial
	(Loans)	Leases)	First	Second	Alfa	EAS
	(in millions of euros)
Proceeds from new retail securitizations	210	220	—	—	—	858
Proceeds from collections reinvested in revolving — period securitization	55	29	807	729	522	—
Repurchase of loans	0.02	0.01	18	—	—	—
Servicing fees received	0.45	0.49	6	5	8	2
Cash received on retained interests (Subordinated Notes)	0.22	2	—	—	—	2
Gain (loss) on sale	3	(7)	20	25	27	48

     In conjunction with these sales, Fiat retains certain interests in the sold receivables through subordinated tranches of asset backed securities issued by the securitization vehicles. The risk for the seller is therefore limited to the portion of the securities that it has subscribed. These subordinated notes are initially recorded at their nominal values as “Financial receivables from Others” and at the end of each accounting period, are then evaluated according to the performance of the receivables sold and may be written down on the basis of this evaluation. As of December 31, 2003, the subordinated notes subscribed for in connection with the outstanding retail securitization transactions amounted to 115 million (423 million as of December 31, 2002). Fiat monitors the fair value of its retained interests outstanding during each accounting period by discounting estimated future cash flows.

     The assumptions used in estimating the fair values of retained interests from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2003 are statistically meaningful constant prepayment rates, annual credit loss rates and a discount rate commensurate to the expected life of the transaction and its cost for the originator (impact on fair value in millions of euros):

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

FITS Retail

	2003
	December 31,
	2003	10%	20%
	Assumption	change	change
Constant prepayment rate	1.00%	0.01	0.01
Annual credit loss rate	0.50%	(0.28)	(0.56)
Discount rate	4.58%	(0.92)	(1.81)
Actual and expected static pool losses as of December 31, 2003	1.43%

FITS Leasing

	2003
	December 31,
	2003	10%	20%
	Assumption	change	change
Constant prepayment rate	1.00%	(0.02)	(0.03)
Annual credit loss rate	0.50%	(0.29)	(0.57)
Discount rate	4.62%	(1.30)	(2.58)
Actual and expected static pool losses as of December 31, 2003	1.58%

     The fair values of retained interests and their sensitivity to the above 10% and 20% changes at December 31, 2002 for the transactions originated by the financial services companies, now controlled by FRI, were as follows (impact on fair value in millions of euros):

First

	2002
	December 31,
	2002	10%	20%
	Assumption	change	change
Constant prepayment rate	3.30%	0.0	0.1
Annual credit loss rate	0.45%	(0.8)	(1.5)
Discount rate	4.46%	(1.5)	(3.1)
Average life (month) of prepayable assets	23.42	0.0	0.1
Actual and expected static pool losses as of December 31, 2002	1.40%
Actual and expected static pool losses as of December 31, 2001	1.45%

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

Second

	2002
	December 31,
	2002	10%	20%
	Assumption	change	change
Constant prepayment rate	4.33%	(0.2)	(0.4)
Annual credit loss rate	0.80%	(1.8)	(3.7)
Discount rate	4.59%	(1.7)	(3.4)
Average life (month) of prepayable assets	19.62	(0.2)	(0.5)
Actual and expected static pool losses as of December 31, 2002	2.44%
Actual and expected static pool losses as of December 31, 2001	2.04%

Alfa

	2002
	December 31,
	2002	10%	20%
	Assumption	change	change
Constant prepayment rate	14.58%	0.3	0.7
Annual credit loss rate	0.50%	(1.2)	(2.5)
Discount rate	4.88%	(1.7)	(3.4)
Average life (month) of prepayable assets	31.56	0.3	0.6
Actual and expected static pool losses as of December 31, 2002	1.20%
Actual and expected static pool losses as of December 31, 2001	1.62%

EAS

	2002
	December 31,
	2002	10%	20%
	Assumption	change	change
Constant prepayment rate	12.50%	(0.2)	(0.4)
Annual credit loss rate	2.30%	(2.0)	(4.0)
Discount rate	3.47%	(0.9)	(1.9)
Average life (month) of prepayable assets	36.71	(0.6)	(1.1)
Actual and expected static pool losses as of December 31, 2002	3.57%

     Static pool losses are calculated by adding up the actual and projected future credit losses and by dividing them by the original balance of each pool of securitized assets.

     The changes shown above are hypothetical. They are computed according to variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

changes might be greater or less than those illustrated above. These changes are based on a balance of securitized receivables outstanding as of December 31, 2003 and 2002.

     Securitization of Wholesale receivables (Agricultural and Construction Equipment Sector “CNH”) — CNH sells eligible receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly owned bankruptcy-remote special purpose entities (“SPE”), where required by bankruptcy laws, which are consolidated by CNH, but legally isolate the receivables from the creditors of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from debt issued by the trusts. Each trust qualifies as a QSPE under SFAS No. 140 and accordingly is not consolidated by CNH. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

     The facilities consist of a 364-day, C$325 million facility that is renewable annually (June 2004) upon agreement of the parties and a new facility established for the U.S. wholesale receivables portfolio. During 2003, CNH established a new wholly owned bankruptcy-remote SPE, which in turn established a new master trust facility to replace the privately structured facilities that existed at December 31, 2002. The new master trust facility consists of $522 million term senior and subordinated asset-backed notes with a two year maturity, $522 million term senior and subordinated asset-backed notes with a three year maturity and a 364-day, $500 million conduit facility that is renewable annually (September 2004) at the sole discretion of the purchasers.

     At December 31, 2003, $1,297 million and C$325 million were outstanding under these facilities, consisting of $1,572 million and C$441 million of wholesale receivables sold less CNH’s retained undivided interest of $275 million and C$116 million. At December 31, 2002, $958 million was outstanding under the former U.S. facilities, consisting of $1,153 million of wholesale receivables sold less CNH’s retained undivided interest of $195 million. For the Canadian facility at December 31, 2002, C$325 million was outstanding, consisting of C$382 million of wholesale receivables sold less CNH’s retained undivided interest of C$57 million. The retained undivided interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables, in the accompanying consolidated balance sheets.

     The cash flows between CNH and the facilities for the years ended December 31, 2003 and 2002 included:

	2003	2002
	(in millions)
Proceeds from new securitizations	$1,518	$372
Repurchase of receivables	1,066	394
Proceeds from collections reinvested in the facilities	4,774	3,567

     Securitizations of Retail Receivables (Agricultural and Construction Equipment Sector “CNH”) — CNH funds a significant portion of its retail receivable originations by means of retail receivable securitizations. Within CNH’s asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH, where required by bankruptcy laws. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. Due to the nature of the assets

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

held by the trusts and the limited nature of each trust’s activities, they are each classified as a QSPE under SFAS No. 140. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup call option by CNH. No recourse provisions exist that allow holders of the QSPEs’ asset-backed securities to put those securities back to CNH. CNH does not guarantee any securities issued by the QSPEs.

     CNH securitized retail notes with a net principal value of $3.0 billion, $2.6 billion and $2.1 billion in 2003, 2002 and 2001, respectively. CNH recognized gains on the sales of these receivables of $101 million, $68 million and $87 million in 2003, 2002 and 2001, respectively.

     In conjunction with these sales, CNH retains certain interests in the sold receivables including subordinated tranches of asset-backed securities (“ABS certificates”) issued, interest-only strips, cash reserve accounts held in escrow (“Spread”), and rights to service the sold receivables. The ABS certificates are initially recorded at their allocated fair value in the accompanying consolidated balance sheets. All other retained interests are also initially recorded at their allocated fair value in the accompanying consolidated balance sheets. The other retained interests are carried at the lower of amortized cost or market. The investors and the securitization trusts have no recourse beyond CNH’s retained interest assets for failure of debtors to pay when due. CNH’s retained interests are subordinate to investor’s interests, and are subject to credit, prepayment and interest rate risks on the transferred financial assets.

     Spread accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2003 and 2002, the creation of new spread accounts reduced proceeds from the sales of retail receivables by $68 million and $71 million, respectively. Total spread account balances were $215 million and $216 million at December 31, 2003 and 2002, respectively.

     The components of CNH’s retained interests as of December 31, 2003 and 2002 are as follows:

	2003	2002
	(in millions)
Receivables:
Interest only strip	$92	$39
Spread and other	268	242

Total amount	360	281

Other assets:
ABS Certificates	231	213

Total retained interests	591	494

     CNH is required to remit the cash collected on the serviced portfolio to the trusts within two business days. At December 31, 2003 and 2002, $7 million and $28 million, respectively, of unremitted cash payable within this two business day window was included in “Accounts payable” in the accompanying consolidated balance sheets.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Key economic assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2003 and 2002 were as follows:

	Range		Weighted Average
	2003	2002	2003	2002
Constant prepayment rate	17.00 - 20.00%	11.72 - 20.00%	17.48%	16.69%
Annual credit loss rate.	0.26 - 1.58%	0.51 - 0.70%	0.52%	0.63%
Discount rate	4.37 - 6.97%	4.62 - 7.45%	5.16%	4.97%
Weighted average maturity in months	17 - 22	20 - 28	21	26

     CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to earnings. Based on this analysis, CNH reduced the value of its interest-only strips by $12 million, $24 million and $76 million in 2003, 2002 and 2001, respectively.

     Impact on Fair Value

     The significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2003 and 2002 are as follows (in millions unless stated otherwise):

	2003			2002
		10%	20%		10%	20%
	Assumption	Change	Change	Assumption	Change	Change
Weighted Average
Constant prepayment rate	19.31%	$1.0	$2.0	18.44%	$1.5	$2.2
Annual credit loss rate	0.68%	$6.9	$12.7	1.04%	$4.4	$8.0
Discount rate	5.62%	$2.0	$4.0	5.11%	$0.7	$1.2
Remaining maturity in months	16			15

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

     Actual and expected credit losses are summarized as follows:

	Receivables securitized in
	2000	2001	2002	2003
As of December 31, 2003	1.09%	0.74%	0.66%	0.65%
As of December 31, 2002	1.38%	0.78%	1.04%
As of December 31, 2001	2.03%	1.21%

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     Credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.

     CNH’s cash flows related to securitization activities for the years ended December 31, 2003 and 2002 are as follows:

	At December 31,
	2003	2002
	(in millions)
Proceeds from new retail securitizations	$2,857	$2,598
Servicing fees received	51	37
Cash received on other retained interests	70	56
Net cash paid upon cleanup call	213	162

     (m) Postretirement benefits - The Group sponsors unfunded defined benefit postretirement plans that provide medical, dental and various life insurance benefits to certain of its U.S. salaried and non-salaried employees. Accounting for these plans under Italian GAAP and U.S. GAAP differ in the following respects:

     (m.i) Difference in accounting for postretirement benefits - Effective January 1, 1993, the Group adopted SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS No. 106”) for its U.S. benefit plans on a prospective basis. In 1994, the Group recorded the remaining transition obligation as a reduction of stockholders’ equity within the financial statements prepared on the basis of Italian GAAP. Under U.S. GAAP, the transition obligation continues to be amortized over the expected remaining lives of the retirees.

     (m.ii) Accounting for pensions - The Group sponsors both funded and unfunded defined benefit pension plans for certain of its salaried and non-salaried employees in various countries including the U.S., U.K., France and Germany.

     Under U.S. GAAP, SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS No. 87”), requires the Group to recognize an additional minimum pension liability if the sum of the reserves recorded in the balance sheet and the fair value of plan assets are less than the accumulated benefit obligation. The portion of the additional minimum liability that corresponds to prior service cost and the unamortized transition obligation are debited to intangible assets and any remaining balance is recorded as a reduction in the other comprehensive income in stockholders’ equity. However, the Group’s accounting principles, which are in compliance with IAS No. 19, “Employee Benefits,” do not require an additional minimum pension liability to be recorded. Therefore, due to the performance of the stock markets in the last three years, an additional minimum pension liability has been recorded in other comprehensive income and stockholder’s equity for U.S. GAAP purposes.

     The Group’s funding policy with respect to its qualified pension plans is to contribute annually not less than the minimum required by applicable laws, regulations, and union agreements. Plan assets consist primarily of investments in stocks and government and other fixed income securities, commingled pension trust funds and insurance contracts.

     (m.iii) Supplemental disclosure - Additional U.S. GAAP disclosure requirements for pension and other postretirement benefits under SFAS No. 132, “Employers’ Disclosure about Pensions and Other

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

Postretirement Benefits” (“SFAS No. 132”) are set forth in the following tables. As described in Note 24 (w), in December 2003 the FASB issued a revised SFAS No. 132 which requires additional disclosures in 2003 for a company’s domestic defined benefit plans. As the Fiat Group does not have defined benefit plans in Italy, this statement will not be applicable until December 31, 2004, when full implementation is required for all defined benefit plans.

     The following weighted average assumptions were utilized in determining the funded status of the Group’s defined benefit pension plans:

Weighted Average Assumptions	2003	2002	2001
Discount rate for obligations	6.0%	6.15%	5.90%
Rate of increase in future compensation	3.04%	3.45%	2.75%
Expected return on plan assets	7.28%	7.89%	7.93%

     Fiat believes that these assumptions are appropriate, however future changes in these assumptions may materially affect the pension obligation. In addition, future funding requirements may arise depending on market conditions.

     The following weighted average assumptions were utilized in determining the accumulated postretirement benefit obligation of the Group’s postretirement health and life insurance plans:

	2003	2002	2001
Discount rate for obligations	6.25%	6.75%	7.3%
Health care cost trend rate — Initial	10.0%	10.0%	8.0%
Health care cost trend rate — Ultimate	5.0%	5.0%	5.5%
Assumed rates of pay increases	4.0%	4.0%	4.0%

     The measurement period for the Group’s defined benefit pension plans and postretirement health and life insurance plans is January 1 through December 31, which is summarized as follows:

	Pension Benefits		Other Postretirement Benefits
	For the years ended December 31,
	2003	2002	2003	2002
	(in millions of euros)
Change in benefit obligations:
Actuarial present value of benefit obligation at the beginning of measurement period	2,439	2,499	972	979
Translation difference	(240)	(256)	(203)	(172)
Service cost	36	37	15	16
Interest cost	142	147	64	61
Plan participants’ contributions	7	8	4	4
Actuarial (gain) loss	130	233	323	142
Gross benefits paid	(138)	(127)	(61)	(51)
Plan amendments	(1)	(78)	(18)	—
Acquisitions/divestitures	(3)	26	117	(7)
Other	190	(50)	1	—

Actuarial present value of benefit obligation at the end of measurement period	2,562	2,439	1,214	972

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	Pension Benefits		Other Postretirement Benefits
	For the years ended December 31,
	2003	2002	2003	2002
	(in millions of euros)
Change in plan assets:
Plan assets at fair value at the beginning of measurement period	1,434	1,779	—	—
Actual return on plan assets	194	(173)	—	—
Currency fluctuations	(155)	(167)	—	—
Employer contributions	111	38	57	47
Plan participants’ contributions	7	7	4	4
Gross benefits paid	(138)	(128)	(61)	(51)
Acquisitions/divestitures	(4)	(8)	—	—
Other	—	86	—	—

Net change	15	(345)	—	—

Plan assets at fair value at the end of measurement period	1,449	1,434	—	—
Funded status:	(1,113)	(1,005)	(1,214)	(972)
Unrecognized prior service cost	14	(58)	(36)	(40)
Unrecognized net loss (gain) resulting from plan experience and changes in actuarial assumptions	550	863	561	358
Remaining unrecognized net asset at initial application	14	—	29	43

Net amount recognized at the end of year	(535)	(200)	(660)	(611)

Amounts recognized in the statement of financial position consist of:
Prepaid benefit costs	63	115	—	—
Accrued benefit liability	(1,143)	(987)	(660)	(611)
Intangible assets	13	19	—	—
Deferred tax assets	190	213	—	—
Accumulated other comprehensive income	348	440	—	—
Other item	(6)	—	—	—

Net amount recognized at end of year	(535)	(200)	(660)	(611)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	Pension Benefits			Other Postretirement Benefits
	For the years ended December 31,
	2003	2002	2001	2003	2002	2001
Components of net periodic benefit cost:
Service cost	36	37	43	15	16	13
Interest cost	142	147	155	64	61	56
Expected return on assets	(95)	(116)	(157)	—	—	—
Amortization of:
Transition asset	2	—	—	8	10	10
Prior service cost	3	4	3	(15)	(15)	(14)
Actuarial gain/loss	46	23	20	30	17	7
Other	(3)	—	12	—	—	—

Net periodic benefit cost	131	95	76	102	89	72

Reduction in unrecognized prior service cost due to curtailment	—	—	—	—	—	—
Curtailment (gain) loss	52	2	—	82	—	—

Total (income) expense	183	97	76	184	89	72

     Effects of a 1 percentage point change in assumed health care cost trend rates:

	1 Percentage Point	1 Percentage Point
	Increase	Decrease
	(in millions of euros)
Effect on total of service and interest cost components	17	15
Effect on postretirement benefit obligations	112	95

     (n) Adjustments to restructuring provisions – The Group provides restructuring reserves based upon management’s best estimate of the costs to be incurred in connection with each of its restructuring programs at the time such programs are formally decided.

     Under U.S. GAAP, through December 31, 2002, the criteria that had to be met in order to record a restructuring provision, including a requirement to communicate terms of a restructuring plan to employees prior to recognition of the related provision, were defined in EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”) and further discussed in SEC Staff Accounting Bulletin No. 100, “Restructuring and Impairment Charges” (“SAB 100”).

     As of January 1, 2003, Fiat adopted SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 changed the criteria for recording a restructuring provision to consider the future services required to be rendered in order to receive the one-time benefit. SFAS No. 146 also changed the criteria related to recognition of costs associated with the termination of contracts to include a distinction between early termination costs and continuing costs to be incurred without economic benefit.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

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

     During the three years ended December 31, 2003, the Group’s restructuring reserves reflected the following significant restructuring actions:

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

     During 2002, the Group’s restructuring reserves under Italian GAAP increased from 688 million euros to 731 million euros, due to the following restructuring programs:

     • Automobiles sector: (i) headcount reduction costs provided for 289 million euros, and utilized during the year for 122 million euros, relating to a new restructuring provision approved in 2002 (“The 2002 Automobiles Sector Restructuring provision”) for the whole sector. This program provides for the reduction of about 8,000 employees (of which about 4,600 left during 2002); (ii) provisions related to planned closures or downsizing of manufacturing facilities for 60 million euros (utilizations amount to 50 million euros). Such programs mainly include further restructuring actions relating to Fiat Auto Argentina; (iii) other provisions (relating to “The 2002 Automobiles Sector Restructuring provision”) for about 24 million euros (utilizations total 16 million euros).

     • Agricultural and Construction Equipment Sector: (i) reserves for merger integration programs related to the Case Group acquisition have been utilized during the year for 124 million euros and were increased for new restructuring actions for 41 million euros.

     • Other Sectors: mainly due to (i) Commercial Vehicles other provisions (relating to restructuring programs of French subsidiaries) for 37 million euros and utilization for 21 million euros; (ii) Components other provisions (relating to downsizing programs for Italian subsidiaries Magneti Marelli Powertrain S.p.A. and Sistemi e Sospensioni S.p.A.) for 50 million euros and utilization for 42 million euros.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     During 2003, the Group’s restructuring reserves under Italian GAAP decreased from 731 million euros to 471 million euros, which was the net result of new provisions for 335 million euros and utilizations and other changes for 595 million euros.

     The most significant restructuring activity has been the following:

     • Automobiles Sector: (i) headcount reduction costs provided for 56 million euros relating to a new restructuring program approved in 2003. The utilization amounted to 150 million euros.

     • Agricultural and Construction Equipment Sector: (i) prior period reserves for merger integration programs related to the Case Group acquisition have been utilized during the year for 259 million euros and provisions have been made for new restructuring actions for 140 million euros.

     • Other Sectors: (i) the Components sector provided for additions to headcount reduction provisions for 10 million euros (relating to Automotive Lighting UK) and utilization for 25 million euros; additions to plant rationalization provisions for 34 million euros (principally relating to Automotive Lighting UK) and utilization for 12 million euros; (ii) the Metallurgical Products Sector provided for additions to the headcount reduction provisions for 20 million euros (principally relating to Crescentino plant in Italy); (iii) the Production Systems Sector provided for additions to headcount reduction provisions for 26 million euros and to other provisions for 23 million euros.

     The movements on the restructuring provision as reported under Italian GAAP are detailed as follows (in millions of euros):

			Changes in	Utilization/	Exchange rate
	At 12.31.2001	Additions	Estimates	Reversals	differences	Other changes	At 12.31.2002
Headcount reduction	86	325	29	(177)	(8)	12	267
Plant rationalization	165	85	1	(58)	(28)	(13)	152
Other provisions	437	91	(44)	(118)	(52)	(2)	312

Total	688	501	(14)	(353)	(88)	(3)	731

			Changes in	Utilization/	Exchange rate
	At 12.31.2002	Additions	Estimates	Reversals	differences	Other changes	At 12.31.2003
Headcount reduction	267	128	(6)	(197)	—	3	195
Plant rationalization	152	36	(2)	(54)	(1)	(23)	108
Other provisions	312	171	(4)	(290)	(17)	(4)	168

Total	731	335	(12)	(541)	(18)	(24)	471

     In connection with the 2003 and 2002 restructuring plans, the Group wrote-off certain assets related to the Automobiles, Commercial Vehicles, Metallurgical Products, Components and Production System Sectors of approximately 351 and 227 million euros, respectively. In 2001, the Group wrote-off approximately 300 million euros related to certain assets as the Automobiles and Commercial Vehicles Sectors. As these write-offs were directly recorded against the corresponding asset account, they are not included in the analysis of the restructuring provision presented above.

     For the years ended December 31, 2002 and 2001, the U.S. GAAP adjustment primarily related to the different time period allowed under the Group’s accounting policy and U.S. GAAP for the use of restructuring reserves. Under U.S. GAAP, the time frame for utilization restructuring reserves was

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

generally limited to one year. Under Group policies, the use of restructuring reserves does not have a specified limited time frame. The reconciling items in 2002 and 2001 eliminate restructuring reserves that the Group does not plan to utilize in one year.

     For the year ended December 31, 2003, the U.S. GAAP adjustments primarily relates to a different recognition period and different measurement principle under the Group’s accounting policy as compared to U.S. GAAP. Under U.S. GAAP, costs associated with exit and disposal activities are recognized as liability in the period in which they are incurred and are measured at fair value. Under Group policies, all costs are recognized as a liability in the period that a formal restructuring plan has been formally approved and is measured based on expected undiscounted costs related to the plan.

     (o) Accounting for deferred income taxes - The Group policy for accounting for deferred income taxes is described in the notes “Principles of consolidation and significant accounting policies” and Note 10 “Reserves for risks and charges”. This policy is similar to U.S. GAAP, except for certain aspects of the recognition and valuation criteria applied to deferred tax assets and liabilities. The most significant of such differences relates to the criteria applied in determining the amount of valuation allowances to be provided against deferred tax assets. Under the accounting policy applied in the Group’s consolidated financial statements, the recoverability of deferred tax assets is evaluated on the basis of management’s updated strategic plans, accompanied by related tax plans, and no valuation allowance is made against that portion of such assets for which there is deemed to be reasonable certainty of future recovery based on that forward-looking evidence. Under U.S. GAAP a valuation allowance is generally required when there is negative evidence of recoverability, such as cumulative losses in recent years and further losses in early future years, independent of management’s forecasts of future profitable results which are not yet supported by current evidence of realization.

     During 2003, changes in tax regulations occurred in Italy which caused a tax-planning strategy that was considered positive evidence of recoverability of a portion of the deferred tax assets reported for U.S. GAAP purposes as of December 31, 2002, to become no longer feasible. This did not impact the Italian GAAP financial statements, in which recoverability is supported by management’s forward-looking plans, but resulted in an increase in the valuation allowance provided against deferred tax assets for U.S. GAAP reporting for the year ended December 31, 2003 of 366 million euros.

     This line item in the U.S. GAAP reconciliation includes both the cumulative effect of the above-mentioned differences in accounting for deferred income taxes, which had the effect of reducing stockholders’ equity for U.S. GAAP reporting by 538 million euros at December 31, 2003 (159 million euros at December 31, 2002), and the net deferred tax effects, after allowances, on other U.S. GAAP reconciling items, which increased stockholder’s equity for U.S. GAAP reporting by 162 million euros at December 31, 2003 (154 million euros at December 31, 2002). The net deferred tax assets recognized on reconciling items refer principally to the tax effects of differences in accounting for pensions in subsidiaries.

     (o.i) Effective tax rate disclosure - A reconciliation of the statutory and effective tax charge as determined using the Group’s accounting policies can be found in Note 20 “Income taxes”. Due to the loss reported by the Group in 2003, 2002 and 2001, the presentation of the effective tax rate for these years is not significant.

     (o.ii) Components of income before taxes - Components of income before taxes on an Italian GAAP basis are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	2003	2002	2001
	(in millions of euros)
Italy	(282)	(2,678)	555
Foreign	(1,016)	(2,139)	(1,022)

	(1,298)	(4,817)	(467)

     (o.iii) Analysis of deferred tax assets and liabilities — Deferred tax liabilities (assets), as determined under U.S. GAAP, before giving effect to minority interests are as follows:

	At December 31,
	2003	2002
	(in millions of euros)
Deferred tax liabilities:
Depreciation and amortization	471	660
Inventories	47	68
Writedown of investments	162	85
Deferral of tax on gains on sales	491	286
Other	843	1,170

Total deferred tax liabilities	2,014	2,269

Deferred tax assets:
Inventories	(91)	(158)
Warranties	(126)	(201)
Bad debt reserves	(85)	(189)
Restructuring and risk reserves	(423)	(496)
Other reserves	(247)	(828)
Postretirement benefits	(288)	(222)
Adjustments to financial assets	(2,081)	(1,056)
Other	(948)	(858)

	(4,289)	(4,008)
Loss carryforwards, tax effect	(4,321)	(3,646)

Deferred tax assets before valuation allowance	(8,610)	(7,654)
Deferred tax asset valuation allowance	5,317	3,166

Total deferred tax assets	(3,293)	(4,488)

Net deferred tax assets	(1,279)	(2,219)

     As discussed in the “Principles of consolidation and significant accounting policies”, the Group records net deferred tax assets and liabilities in other assets and other liabilities reserves, respectively. U.S. GAAP would require such deferred tax amounts pertaining to non current assets or non current liabilities for financial reporting or amounts expecting to reverse beyond one year, if not directly associated with an applicable asset or liability, to be classified as non current.

     A valuation allowance is provided for deferred tax assets which, in management’s opinion, are more likely than not to expire unutilized and on deferred tax assets on tax loss carryforwards that do not expire but for which the Group is not presently able to assure sufficient future profitability. Tax loss

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

carryforwards totaled 12,044 million and 10,846 million euros at December 31, 2003 and 2002, respectively. The tax loss carryforwards expire as follows:

Year of expiration	% Expiring
2004	2
2005	1
2006	2
2007	2
2008 and beyond	93

Total	100

     Realization of the total deferred tax assets of 8,610 million euros is dependent on generating sufficient taxable income in respective to tax jurisdictions prior to expiration of certain tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that 5,317 million euros of the deferred tax assets booked under U.S. GAAP will be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     Provision have not been recorded for income taxes on revaluation and other reserves which could be subject to taxation if distributed in the future, as the conditions which could give rise to such tax liability are not expected to occur. The distribution of such reserves would require the approval of the stockholders at an extraordinary meeting and would be a highly unusual event for an Italian company the size of the Fiat Group. The amount for which deferred taxes have not been provided relating to such reserves approximated 72 million and 127 million euros at December 31, 2003 and 2002 respectively. The Group believes that such tax is unlikely to be paid based upon the above factors and the tax strategies available to the Group’s Italian subsidiaries.

     Provision have not generally been recorded for additional taxes on the undistributed earnings of foreign subsidiaries. In most cases such earnings will continue to be reinvested. These earnings could become subject to additional tax if they were remitted as dividends or if the Group were to sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Group believes available Italian unrecognized tax loss carryforwards would largely eliminate any Italian tax and offset foreign tax on such earnings.

     (p) Treasury stock transactions - As described in “Principles of consolidation and significant accounting policies”, the Group accounts for treasury stock as an asset and records related valuation adjustments and gains or losses on disposal in the consolidated statements of operations in accordance with Italian GAAP. This treatment differs from U.S. GAAP, which requires that treasury stock be deducted from stockholders’ equity and that all movements in treasury stock be recorded in stockholders’ equity rather than loss. Under Italian GAAP the Group recorded an impairment charge of 5 million euros and 107 million euros in the consolidated statement of operation for 2003 and 2002 respectively, which has been eliminated from income for U.S. GAAP purposes and debited directly to stockholders’ equity account.

     (q) Accounting for insurance activities - As discussed above, the Group included an Insurance Sector (Toro Assicurazioni) until May 2003. Accounting policies related to such insurance activities in each period reported are explained in “Principles of consolidation and significant accounting policies”. Certain of these policies differ from the requirements of U.S. GAAP. The principal differences relate to

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

the actuarial methods and assumptions used to determine life insurance policy reserves, as well as accounting for policy acquisition costs and for investments.

     For the purposes of determining the stockholders’ equity and net loss as of and for the year ended December 31, 2002 in accordance with U.S. GAAP, the Company quantified the effects of accounting for the portfolio of life insurance policies in accordance with the detailed requirements of SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”, and SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” by applying the specific models and economic parameters required by U.S. GAAP in the calculation of life insurance policy reserves. In addition, policyholder liabilities, deferred acquisition costs, provisions for unearned revenue liabilities and provisions for the future profits of the portfolios as of the date of acquisition of each business were recomputed by applying assumptions consistent with the requirements of U.S. GAAP.

     Such application of the detailed requirements of U.S. GAAP as of and for the year ended December 31, 2002 resulted in an increase in stockholders’ equity of approximately 320 million euros and an increase in the net loss for the year of 3 million euros, before tax effects of approximately 110 million euros and 1 million euros, respectively. The net effect of application of U.S. GAAP methodologies as of December 31, 2001 was quantified at approximately 212 million euros (net of taxes of 111 million euros), which amount was credited to retained earnings and reserves in the statement of changes in U.S. GAAP stockholders’ equity for the year ended December 31, 2002.

     As explained in Note 24 (f.i) above, the Group disposed of its investment in Toro Assicurazioni effective May 2003 and the cumulative effects of U.S. GAAP differences through December 31, 2002 have been included in the U.S. GAAP adjustment to the “Difference in gains/losses on disposal of investments in subsidiaries, net of taxes” in the statements of operations for the year ended December 31, 2003.

     (r) Other accounting differences - Other adjustments to reconcile Italian GAAP to U.S. GAAP primarily refer to differences arising on investments accounted for under the equity method and other minor items. The differences related to equity method investees is not due to different applications of the equity method of accounting under Italian GAAP, but relates to the difference of the investees’ net equity accounted for under U.S. GAAP versus Italian GAAP.

     (s) Expense classification - The Group reports operating expenses by type of expense classification. The required presentation of the Group’s operating expenses under U.S. GAAP, as determined on an Italian GAAP basis, is as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	2003	2002	2001
	(in millions of euros)
Cost of sales	40,830	48,619	49,854
Selling, general and administrative expenses	4,748	5,782	6,149
Research and development expenses	1,747	1,748	1,817
Other operating expenses (income)	456	262	(132)

	47,781	56,411	57,688

     (t) Other U.S. GAAP disclosures - Other disclosures required by U.S. GAAP are as follows:

     (t.i ) Borrowings - Short-term debt determined under Italian GAAP at December 31, 2003 and 2002, was 3,859 million euros and 3,503 million euros, respectively, with a weighted average interest rate of 3.3% and 5.3% at December 31, 2003 and 2002, respectively.

     (t.ii) Capital stock - In accordance with Italian law and the by-laws of Fiat S.p.A., the terms of the preference and savings shares of Fiat S.p.A. differ from those of its ordinary shares. The preference and savings shares have limited and no voting power, respectively, but receive preferences over ordinary shares in the event of liquidation. Savings shares are entitled to an annual dividend, when declared, of 0.31 euros per share, which is distributable from the earnings of Fiat S.p.A. as reported in its statutory financial statements, net of provisions for legal reserves (which differ from the consolidated earnings of the Group). Depending upon the amount of statutory income remaining after the establishment of legal reserves and payment of statutory dividends on savings shares, preference shares are entitled to a dividend of 0.31 euros per share prior to the distribution of income to the ordinary shareholders. In the event that sufficient statutory income is not available to distribute dividends to the savings shareholders, the minimum statutory dividends on such shares are cumulative for a period of two years. If statutory income remaining after the payment of dividends on savings and preference shares is sufficient, ordinary shares are entitled to a dividend of 0.155 euros per share. Subsequently, savings and ordinary shares may each receive an additional dividend of 0.155 euros per share. Thereafter, all savings, preference and ordinary shares participate equally in any dividends paid from remaining statutory income. In the absence of limitations posed by the level of statutory income available for distribution, the effect of application of the above provisions of the by-laws is that the dividend payable to the savings share will be 0.155 euros per share higher than that payable to the ordinary and preference shares. Neither the preference shares nor the savings shares are subject to any redemption provisions.

     Fiat S.p.A. has declared that it will not pay an annual dividend for the year ended December 31, 2003.

     On June 26, 2003 the Board of Directors approved a capital stock increase, which was concluded in August 2003. As a consequence, capital stock increased by 1,836 million euros and 367,197,108 ordinary shares as compared to December 31, 2002.

     On December 10, 2001 the Board of Directors approved a capital increase, which was concluded in February 2002. As a consequence, capital stock and additional paid in capital increased by 329 million euros and 691 million euros, respectively, which corresponded to the issuance of 65,820,600 ordinary shares.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

Further disclosures on the capital stock increase appear in Note 9 “Stockholders’ Equity”.

     Changes in Fiat’s issued and outstanding shares between December 31, 2001 and 2003 were as follows:

	At December 31,
	2001	Variation	2002	Variation	2003
	(number of shares in thousands)
Ordinary shares issued	367,400	65,820	433,220	367,197	800,417
Less: Treasury stock	(13,558)	(4,810)	(18,368)	13,399	(4,969)

Ordinary shares outstanding	353,842	61,010	414,852	380,596	795,448
Preference shares issued	103,292	—	103,292	—	103,292
Less: Treasury stock	(1)	1	—	—	—

Preference shares outstanding	103,291	1	103,292	—	103,292
Saving shares issued	79,913	—	79,913	—	79,913
Less: Treasury stock	(1,095)	10	(1,085)	1,085	—

Saving shares outstanding	78,818	10	78,828	1,085	79,913
Total Fiat shares issued	550,605	65,821	616,425	367,197	983,622
Less: Treasury stock	(14,654)	(4,799)	(19,453)	14,484	(4,969)

Total Fiat shares outstanding	535,951	61,022	596,972	381,681	978,653

     (t.iii) Accumulated other comprehensive income (loss) – The components of accumulated other comprehensive income (loss) are as follows:

	At December 31,
	2003			2002			2001
	(in millions of euros)
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Cumulative translation adjustment	(2,005)	—	(2,005)	(1,317)	—	(1,317)	22	—	22
Available for sale securities	37	(11)	26	(317)	91	(226)	(312)	(44)	(356)
Derivative financial instruments	(41)	21	(20)	(199)	(8)	(207)	(207)	15	(192)
Minimum pension liability	(626)	210	(416)	(634)	194	(440)	(194)	84	(110)

Total accumulated other comprehensive income (loss)	(2,635)	220	(2,415)	(2,467)	277	(2,190)	(691)	55	(636)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     (t.iv) Extraordinary income and expenses – Extraordinary income and expenses reported in the Group’s consolidated statements of operations prepared in accordance with Italian GAAP do not qualify as extraordinary items under U.S. GAAP and, accordingly, could be classified either as operating or financial income and expense under U.S. GAAP.

     (t.v) Banca Unione di Credito (“BUC”) – As described in the “Form and content of the consolidated financial statements”, as required by Italian GAAP, the Group excludes from the scope of the consolidation of its basic financial statements the subsidiary BUC, a banking corporation located in Switzerland, on the grounds that it carries on activities which are dissimilar to the principal activities of the Group; instead the investment in BUC is accounted for using the equity method (see Note 3). U.S. GAAP does not allow exclusion of a subsidiary carrying on dissimilar activities; the following tables show BUC’s condensed financial statement data as of December 31, 2003 and 2002 and for the three years ended December 31, 2003, determined on an Italian GAAP basis:

	At December 31,
	2003	2002
	(in millions of euros)
Condensed balance sheet data:
Total assets	2,594	2,945
Total stockholders’ equity	340	351

	2003	2002	2001
	(in millions of euros)
Condensed statement of operations data:
Net interest income	11	19	28
Net commission and service fee income	31	42	43
Net trading income	6	6	6
Gross profit	25	33	46
Net income	10	15	33

     (t.vi) Commitments and contingencies – The Italian GAAP disclosures on the Group’s commitments and contingencies appear in Note 14 “Memorandum accounts”. The following additional disclosures are required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34)” (“FIN 45”).

     Guarantees granted by the Group include guarantees of indebtedness of non-consolidated affiliated companies and third parties (for approximately 1,931 million euros) and commitments by group companies as to contractual performance by joint venture companies and other companies (for approximately 745 million euros at December 31, 2003). The duration of these arrangements generally matches the duration of the related indebtedness or of the contractual performance period.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     In addition to the above, in the normal course of business the Group may enter into agreements that incorporate indemnifications. The Fiat Group executes contracts involving indemnifications which may be either standard for the industry or type of contract specific to a transaction such as the disposal of a business. These indemnifications might include claims against any of the following: environmental, tax and stakeholder matters; intellectual property rights; governmental regulations and employment-related matters; dealer, supplier and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The amounts of potential outstanding guarantees related to disposal of businesses are approximately 850 million euros and 100 million euros as of December 31, 2003 and 2002, respectively. The Group regularly evaluates the probability of having to incur costs associated with these indemnifications and has accrued for expected losses that are probable. Fiat is also party to other indemnifications which do not limit potential payment; therefore, Fiat is unable to estimate a maximum amount of potential future payments that could result from claims made under these indemnities.

     (t.vii) – Product warranties

     The Group makes provisions for estimated expenses related to product warranties at the time products are sold to a dealer/customer. Estimates for warranty costs are made based primarily on historical warranty claim experience. A summary of changes in consolidated warranty provisions for the years ended December 31, 2003 and 2002 is as follows:

	At December 31,
	(in millions of euros)
	2003	2002
Balance, beginning of year	841	877
Current year provisions	490	442
Claims paid and other adjustments	(540)	(478)

Balance, end of year	791	841

     (t.viii) Long lived assets - In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”, the Group evaluates its long-lived assets (excluding goodwill) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. For U.S. GAAP reporting, recoverability of assets to be held and used is assessed by a two step method: first comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or group of assets; second, if the asset (or group of assets) failed this test, the asset fair value is evaluated. The impairment to be recognized in the Group’s financial statements is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

     As of December 31, 2003 and 2002, in connection with the 2003 and 2002 restructuring plans, the Group recorded impairment charges on certain assets related to the Automobiles, Commercial Vehicles, Metallurgical Products, Components and Production System Sectors of approximately 351 million and 227 million euros, respectively. In 2001, the Group wrote-off approximately 300 million euros related to certain assets at the Automobiles and Commercial Vehicles Sectors.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     (t.ix) Maintenance and advertising expenses - Information on Maintenance and Advertising costs charged to income in 2003 and 2002 is disclosed in Note 21; in 2001 maintenance and advertising costs charged to income amounted to 696 and 1,185 million euros, respectively. The Company has not recorded an asset for capitalized advertising expenses under Italian GAAP as of December 31, 2003 and 2002.

     (t.x) Classification of assets under Italian GAAP - Under Italian GAAP assets are classified in relation to their economical destination as a Fixed Assets or Current Assets. Under U.S. GAAP items that are expected to be realized in one year or less are classified as current while items that are expected to be realized beyond one year are classified as non current. Therefore the classification of current assets under Italian GAAP would not necessarily qualify for the same classification under U.S. GAAP.

     (u) Stock-based compensation - For U.S. GAAP purposes, the Group has adopted the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. In 2003, a compensation expense of 7 million euros (net of tax) was recorded for U.S. GAAP purposes, while no compensation expense for stock options has been recognized in 2002 and 2001. For disclosure purposes only under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), the Black-Scholes pricing model was used to calculate the “fair value” of stock options.

     At December 31, 2003, Fiat S.p.A. (the Group Parent Company) had eight stock based compensation plans outstanding, summarized below. Strike prices for each of the plans have been adjusted using factors provided by the Italian Stock Exchange, to take into account capital increases effected by Fiat S.p.A. since each plans adoption.

     On March 30, 1999, the Board of Directors of Fiat S.p.A. approved a first stock option plan, referred to as “Stock Options 1999”, and its underlying provisions, thereby issuing to employees with the title of Direttore, options to purchase up to 1,248,000 ordinary shares at a price of 26.12 euros per share. The options issued under Stock Options 1999 vest 50% on April 1, 2001 and 100% on April 1, 2002 and expire on March 31, 2007.

     In February 2000, a second plan, “Stock Options 2000”, was approved, providing Direttori and certain other executives with options to purchase up to 5,158,000 ordinary shares at a price of 28.12 euros per share. The options issued under Stock Options 2000 vest at up to 25% per year for the first four years beginning February 18, 2001, and expire on February 18, 2008.

     A third plan, “Stock Options February 2001”, was approved on February 27, 2001. This plan provided the top level of management with options to purchase up to 785,000 ordinary shares at a price of 24.85 euros per share. The options vest at up to 25% per year for the first four years beginning on February 27, 2002, and expire on February 27, 2009.

     “Stock Options October 2001”, a fourth plan, was approved on October 31, 2001. This plan provided all managers with options to purchase up to 5,417,000 ordinary shares at a price of 16.53 euros per share. The options vest at up to 25% per year for the first four years beginning on October 31, 2002, and expire on October 31, 2009.

     On February 28, 2002, the Board of Directors of Fiat S.p.A. approved a fifth plan (“Stock Options February 2002”) providing the top level of the management options to purchase up to 170,000 ordinary

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

shares at a price of 14.51 euros per share. The options vest at up to 25% per year for the first four years beginning on February 28, 2003, and expire on February 28, 2010.

     In September 2002, a seventh plan, “Stock Options September 2002”, was approved, providing the managers with options to purchase up to 6,100,000 ordinary shares at a price of 10.38 euros per share. The options issued under Stock Options September 2002 vest at up to 25% per year for the first four years beginning September 12, 2003, and expire on September 12, 2010.

     In October 2003 a new stock option plan was approved, “Stock Options October 2003”, providing one manager with options to purchase up to 598,982 ordinary shares at a price of 6.68 euros per share, exercisable from October 1, 2004 to October 1, 2010. In each of the first three years the exercise is limited to purchase of a maximum of one-third of the total option; in addition the exercise is subject to the achievement of predetermined profitability targets.

     In November 2003 a new stock option plan was approved, “Stock Options November 2003”, providing one manager with options to purchase up to 446,961 ordinary shares at a price of 6.71 euros per share, exercisable from November 15, 2004 to November 15, 2010. In each of the first three years the exercise is limited to purchase of a maximum of one-third of the total option; in addition the exercise is subject to the achievement of predetermined profitability targets.

	For the years ended December 31,
	2003		2002		2001
		Exercise		Exercise		Exercise
	Shares	price (*)	Shares	price (*)	Shares	price (*)
Outstanding at the beginning of the year	15,791,700	18.80	12,608,500	24.77	6,406,000	30.20
Granted during the year	1,045,943	6.69	6,420,000	11.32	6,202,500	19.15
Expired and forfeited during the year	(4,139,900)	18.02	(3,236,800)	25.77	—	n.a.
Exercised during the year	—	n.a.	—	n.a.	—	n.a.
Outstanding at the end of the year	12,697,743	16.46	15,791,700	18.80	12,608,500	24.77
Exercisable at the end of the year	5,537,925	20.45	3,784,575	25.86	1,913,500	29.92

*	Weighted average exercise price of outstanding options. Following the capital increases in January 2002 and July 2003, the exercise prices were adjusted applying the factors calculated by Borsa Italiana, in the amount of 0.98543607 and 0.93167321, respectively.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

		Stock	Stock	Stock	Stock	Stock	Stock	Stock
	Stock	Options	Options	Options	Options	Options	Options	Options
	Options	February	February	October	February	September	October	November
	1999	2000	2001	2001	2002	2002	2003	2003
Risk free interest rate	4.3%	5.9%	5.2%	4.6%	5.1%	4.6%	3.8%	4.2%
Dividend yield	2.1%	1.9%	2.3%	3.4%	4.2%	2.7%	0.5%	0.5%
Stock price volatility	45.2%	31.8%	25.5%	33.4%	37.4%	45.0%	43.6%	39.8%
Option life (years).	8	8	8	8	8	8	7	7

Stock Options granted to Chief Executive Officer and Chairman

     At December 31, 2003, Fiat S.p.A. (the Group Parent Company) had four stock based compensation plans granted to Chief Executive Officers and Chairman as summarized below:

     In July 2000, the Board of Directors resolved to grant the Chairman at that time (Mr. Paolo Fresco) options for the purchase of 250,000 Fiat ordinary shares at the price of 25.46 euros per share, exercisable from July 25, 2001 to July 25, 2008. The options vest at 50% per year for the first two years.

     In March 2001, the Board of Directors resolved to grant the Chairman at that time (Mr. Paolo Fresco) options for the purchase of 1,000,000 Fiat ordinary shares at the price of 23.71 euros per share, exercisable from July 1, 2002 to October 30, 2008. The options vest at 100% in the first year.

     In May 2002, the Board of Directors resolved to grant the Chairman at that time (Mr. Paolo Fresco) options for the purchase of 1,000,000 Fiat ordinary shares at the price of 12.70 euros per share, exercisable from January 1, 2005 to January 1, 2010. The options vest at 100% in January 1, 2005.

     On March 27, 2003, the Board adopted a resolution to grant to the Chief Executive Officer at that time (Mr. Giuseppe Morchio) 11,822,195 options to purchase Fiat ordinary shares at a price of 6.344 euros per share; on July 31, 2003, following the adjustment due to the capital increase effected in August, the Board of Directors revoked the above mentioned resolution of March 27 and resolved to grant to Mr. Morchio 13,338,076 options to purchase Fiat ordinary shares at the price of €5.623 euros per share, exercisable from March 27, 2004 to March 27, 2010. The exercise rights vest over five years (20% per year), of which two-thirds of the options set to vest from March 27, 2005 to 2008 were contingent on meeting pre-established profit objectives. As discussed in Note 24 (x), Mr. Morchio resigned on May 30, 2004, therefore 10,670,461 of these options expired. The remaining options have all vested and are exercisable until May 30, 2005.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

	For the years ended December 31,
	2003		2002		2001
		Exercise		Exercise		Exercise
	Shares	price (*)	Shares	price (*)	Shares	price (*)
Outstanding at the beginning of the year	2,650,000	19.28	1,700,000	26.74	1,700,000	26.74
Granted during the year	13,338,076	5.62	1,400,000	13.44	—	n.a.
Expired and forfeited during the year (**)	(400,000)	12.96	(450,000)	28.24	—	n.a.
Exercised during the year	—	n.a.	—	n.a.	—	n.a.
Outstanding at the end of the year (**)	15,588,076	7.55	2,650,000	19.28	1,700,000	26.74
Exercisable at the end of the year	1,250,000	24.06	1,250,000	25.82	500,000	27,47

*	Following the capital increases in January 2002 and July 2003, the exercise prices were adjusted by applying the factors calculated by Borsa Italiana, in the amount of 0.98543607 and 0.93167321.

**	As discussed in Note 24(x), Mr. Morchio resigned on May 30, 2004, therefore 10,670,461 options expired. The effect of these expirations on the above disclosure would be to disclose options “Expired and forfeited during the year” totaling 11,070,461 shares with a weighted average exercise price of 5.89 euro shares, and options “Outstanding at the end of the year” totaling 4,917,615 shares with a weighted average exercise price of 11.75 euro per share.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Stock	Stock	Stock	Stock
	Options	Options	Options	Options
	July 2000	March 2001	May 2002	March 2003
Risk free interest rate	5.8%	5.1%	5.4%	4.0%
Dividend yield	2.2%	2.5%	4.6%	0.5%
Stock price volatility	34.0%	19.5%	38.7%	45.7%
Option life (years).	8	8	8	7

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     If a compensation cost for stock option plans for each of the three years ended December 31, 2003 had been determined based on the fair value of each set of options at the grant date as required by SFAS No. 123, using the Black Scholes option-pricing model, the Group’s pro forma net loss and net loss per share amounts as determined on a U.S. GAAP basis would have been as follows:

	For the years ended December 31,
	2003	2002	2001
Net income (loss) in accordance with U.S. GAAP as reported	(2,869)	(3,832)	(837)
Add: Stock-based compensation expense, included in reported net income, net of related tax effects (APB 25)	7	—	—
Deduct :Stock-based compensation expense (SFAS 123)	(19)	(17)	(9)

Pro-forma Net income (loss)	(2,881)	(3,849)	(846)

Basic and diluted EPS per ordinary and preference shares as reported	(3.81)	(6.52)	(1.49)
Basic and diluted EPS per ordinary and preference shares pro-forma	(3.83)	(6.55)	(1.51)
Basic and diluted EPS per savings share as reported	(3.81)	(6.52)	(1.34)
Basic and diluted EPS per savings share pro-forma	(3.83)	(6.55)	(1.36)

     For options outstanding at December 31, 2003 the range of exercise prices was between 6.68 and 28.12 euros.

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

     The Group is organized on the basis of the products and services which it offers. Specifically, the Group is engaged principally in the manufacture and sale of automobiles (passenger cars ranging from subcompacts to full-sized vehicles and light commercial vehicles), agricultural and construction equipment (agricultural tractors, combine harvesters, other agricultural equipment, compact loaders, excavators, dozers and other construction equipment), and commercial vehicles (various commercial vehicles in the light-, medium- and heavy-ranges, buses and firefighting vehicles, and diesel engines) and therefore is organized and managed among these activities which represent its primary operating sectors and, likewise, its reportable segments. Additionally, the Group manufactures, for use by these aforementioned segments and by third parties, other products and systems, principally components (dashboards, engine control systems, lighting, and exhaust systems), metallurgical products (iron, magnesium and — to September 2002 — aluminum castings and hot and cold forged steel components), and production systems (metal working systems, mechanical assembly systems, body welding and

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

assembly systems, molding, pressing and handling systems and other engineering systems) which, together with the Ferrari-Maserati luxury sports car business form its Automotive-Related Activities Sector. As of December 31, 2003 (following disposal of Insurance and Aviation sector activities in the course of the year) the Group’s other activities include publishing and communications (a daily newspaper and sale of advertising in print media) and business services, which for purposes of reporting these businesses, the Group has made an aggregation of these operations as Other Diversified Sectors. As disclosed in Note 24 (f.i.) in Other Diversified Sectors through July 1, 2003 and for the years ended 2002 and 2001 was FiatAvio S.p.A., the Group’s business involved in the production of aviation equipment, which was sold, effective July 1, 2003. The segment, Other Companies, Eliminations and Adjustments includes holding companies and other companies which provide services to the Group, together with consolidation and other adjustments.

     Also as disclosed in Note 24 (f.i.), the Group completed the sale, effective May 2, 2003, of Toro Assicurazioni, which represented the Group’s Insurance Sector (life and casualty products) as presented in 2002 and 2001.

     The following tables summarize the additional financial data by geographic area and by industry sector for each of the three years for the periods ended December 31, 2003, 2002, and 2001, which is not already provided in Notes 15 and 21. All amounts presented in the accompanying tables have been derived from the consolidated financial statements prepared in accordance with Italian GAAP.

     (v.i) Information by Geographic Area

     Net sales, revenues and total assets by area of origin or asset location are as follows (in millions of euros):

		Europe	North
	Italy	(excluding Italy)	America	Mercosur	Other areas	Consolidated
2003:
Net sales and revenues (*):
Domestic	13,561	10,043	4,817	2,676	1,370	32,467
Export	10,527	2,511	336	315	1,115	14,804

Total	24,088	12,554	5,153	2,991	2,485	47,271

Total assets	29,524	20,166	9,200	2,890	931	62,711

2002:
Net sales and revenues (*):
Domestic	17,686	11,181	6,055	3,320	1,611	39,853
Export	11,998	2,333	272	322	871	15,796

Total	29,684	13,514	6,327	3,642	2,482	55,649

Total assets	48,497	26,757	12,013	3,451	1,803	92,521

2001:
Net sales and revenues (*):
Domestic	17,688	11,973	6,132	4,165	1,238	41,196
Export	12,588	2,031	766	426	999	16,810

Total	30,276	14,004	6,898	4,591	2,237	58,006

Total assets	45,727	30,312	15,353	6,939	2,418	100,749

(*)	Net sales and revenues shown above include the change in contract work in progress of (1,075) million euros, 222 million euros and 431 million euros, in 2003, 2002, and 2001, respectively. In addition, net sales and revenues shown above are to third parties only, and exclude intersegment sales between consolidated subsidiaries which in 2003, 2002 and 2001 amounted to 3,294 million euros, 4,012 million euros and 5,245 million euros, respectively. Such sales between geographical areas are generally within the same industry sector and are accounted for at prices which approximate prices to unaffiliated customers in the same markets.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

     (v.ii) Information by Industry Sector

     Certain information pertaining to the Group’s industry sectors is presented in Note 21. Certain other information not included therein but required by U.S. GAAP is as follows (in millions of euros):

							Other
		Agricultural and		Automotive		Other	Companies,
		Construction	Commercial	Related	Insurance	Diversified	Eliminations
	Automobiles	Equipment	Vehicles	Activities (*)	(**)	Sectors	and Adjustments	Consolidated
2003:
Expenditures for intangible assets and deferred charges	168	24	67	52	—	83	133	527

Total investments	2,059	346	221	45	—	54	1,202	3,927

2002:
Expenditures for intangible assets and deferred charges	168	55	79	56	58	48	139	603

Total investments	1,756	365	101	54	1,491	1,214	(209)	4,772

2001:
Expenditures for intangible assets and deferred charges	135	9	65	127	110	149	17	612

Total investments	1,865	298	127	131	1,909	1,260	3,136	8,726

(*)	The data shown includes the values of the Ferrari - Maserati Sector, previously included in the column “Other companies, eliminations and adjustments”. The amounts relating to 2001 were reclassified on a consistent basis.

(**)	As disclosed in “Principles of consolidation and significant accounting policies”, starting from 2002 investments for the benefit of life insurance policyholders, where the policyholders bears the risk, and pension plan asset are presented under a separate caption. The amounts for 2001 were subsequently reclassified.

     The effects of U.S. GAAP reconciling items affecting Net income (loss) for each period presented on the analysis of operating income (loss) by segment presented in Note 21 for the Group’s Automotive Sectors-Automobiles, Agricultural and Construction Equipment and Commercial Vehicles -would have been as follows: (i) for the Automobiles Sector, to decrease operating income (loss) for the years ended December 31 2003, 2002 and 2001 by approximately 264 million euros, 95 million euros and 211 million euros, respectively; (ii) for the Agricultural and Construction Equipment Sector to increase the operating profit for the year ended December 31, 2003 and 2002 by approximately 125 million euros and 150 million euros respectively and to decrease the operating profit for the year ended December 31, 2001 by 17 million euros; (iii) for the Commercial Vehicles Sector, to decrease the operating profit for the years ended December 31, 2003, 2002 and 2001 by approximately 45 million euros,1 million euros and 29 million euros, respectively. The U.S. GAAP reconciling items affecting Net income (loss) and Stockholders’ equity identified above would not have materially affected the sales, capital expenditures or identifiable assets of any sector.

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

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

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

     (w.i) International Financial Reporting Standards – In July 2002, the European Parliament and the Council of the European Union adopted Regulation EC No. 1606 on international accounting standards (“IAS Regulation”) requiring listed companies within the European Union, such as Fiat, to prepare their consolidated financial statements and interim reports published after January 1, 2005, in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board.

     The Fiat Group is currently engaged in a transition plan to meet these future requirements, but has not yet made a final determination of the impact of full adoption of such standards. The implementation of IFRS is expected to have a significant impact on the financial position and results of operations as presented in the Group’s basic financial statements.

     (w.ii) U.S. GAAP -

     In June 2001, the FASB issued SFAS No.143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal use of the asset. The Group also records a corresponding asset that is depreciated over the life of the asset to be retired. Subsequent to the initial measurement of the asset retirement obligation, the liability is adjusted at the end of each period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. The Group adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a significant impact on the Group’s consolidated financial statements.

     In April 2002, the FASB issued SFAS No. 145, “Recession of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002”. This Statement eliminates the required classification of gain or loss on extinguishments of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion n. 30, “Reporting Results of Operations”. This Statement also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements. SFAS No. 145 was adopted on January 1, 2003. The adoption of SFAS No. 145 did not have a significant impact on the Group’s consolidated financial statements.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The provisions of SFAS No. 146 were effective for exit or disposal activities initiated after

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

December 31, 2002. The adoption of SFAS 146 did not have a significant impact on the Group’s consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34)” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”, which is being superseded. The disclosure requirements of FIN 45 were adopted for the year ended December 31, 2002. The Fiat Group adopted the initial recognition and initial measurement provisions of FIN 45 on January 1, 2003. This Interpretation did not have a significant effect the Group’s consolidated financial statements.

     In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 introduced a new concept of a variable interest entity (“VIE”). A VIE is an entity that meets any of the following criteria: (1) it has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties, (2) the equity owners do not have the ability to make significant decisions about the entity’s activities through voting or similar rights, (3) the equity owners do not have an obligation to absorb the entity’s expected losses, or (4) the equity owners do not have the right to receive the entity’s expected residual returns.

     In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), in part, to clarify certain of its provisions. Among other things, FIN 46R deferred the effective date for VIEs created prior to February 1, 2003 to the end of the first U.S. GAAP reporting period that ends after March 15, 2004. FIN 46R addresses consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. Consolidation of VIEs is not determined based on the majority of voting interests approach, but instead based on identifying the enterprise holding the controlling financial interests in the VIE. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs.

     The Group assessed its interests created after January 31, 2003 to determine whether such entities are considered to be VIEs. The interpretation did not have a material effect on the Group’s December 31, 2003 consolidated financial statements. The Group is currently in the process of assessing the impact of FIN 46R to determine whether the Group is the primary beneficiary of any VIEs created prior to February 1, 2003.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 is effective for contracts entered into or modified

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Group’s consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”), which provides standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when many of those instruments were previously classified as equity. The Statement is effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of the beginning of the first U.S. GAAP interim period beginning after June 15, 2003. The adoption of SFAS No. 150 for financial instruments entered into or modified after May 31, 2003 did not have a significant impact on the December 31, 2003 consolidated financial statements. Management is currently evaluating SFAS No. 150 to measure the potential impact on its December 31, 2004 consolidated financial statements for financial instruments existing before May 31, 2003.

     In December 2003, the FASB issued SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits’’ (“SFAS No. 132’’) which retains the disclosures originally required by SFAS No. 132, in addition to new disclosures relating to types of plan assets, investment strategy, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognized in interim periods of defined benefit pension plans and other defined benefit postretirement plans. The provisions of SFAS No. 132 are effective for domestic plans in financial statements issued for years ending after December 15, 2003. Full implementation is required for all plans in financial statements issued for years ending after December 15, 2004. The Fiat Group, an Italian based entity, does not have defined benefit plans in Italy. The majority of the Group’s defined benefit plans are located in the U.S. and U.K., for which full disclosure will be adopted for the year ended December 31, 2004.

     (x) Subsequent events –

     In February 2004, the Group sold its 100% interest in Fiat Engineering S.p.A. to Maire Investimenti S.p.A., a privately held Italian company, for consideration of 115 million euros, generating a net gain of approximately 60 million euros. At the same time, Fiat Partecipazioni S.p.A., a wholly owned subsidiary of Fiat S.p.A., subscribed to a capital increase in Maire Investimenti S.p.A. in an amount of 35 million euros, and now owns 30% of its capital. Related to this latter transaction, Maire Investimenti S.p.A. holds a call option and Fiat Partecipazioni S.p.A. holds a put option, with respect to this 30% interest, which are exercisable within three years at a predetermined price.

     In February 2004, the Group sold to Morgan Stanley and Co. International Limited 65 million ordinary shares of Edison S.p.A., Italy’s second-largest electricity company, in which Italenergia Bis owns a 64% stake. These shares had been acquired as a non-strategic financial investment in conjunction with a rights issue by Edison at the beginning of 2003. Morgan Stanley subsequently sold the shares in a private placement to institutional investors. The total consideration for this transaction was approximately 100 million euros, with a net gain of 32 million euros. The shares sold represented the Group’s direct stake in Edison. Fiat retains its 24.6% interest in Italenergia Bis, the entity that controls Edison, and the transaction did not change any of Fiat’s future strategic options.

     During the first four months of 2004, Fiat and Merrill Lynch agreed to an early termination of the equity swap that had been entered into between them following Fiat’s sale to Merrill Lynch of the General Motors stock it had acquired in connection with the Master Agreement between Fiat and General

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2003, 2002 and 2001

Motors in March 2000. In a related transaction, Fiat repurchased on the market US$540 millions (432 million euros) in principal amount of the US$2.2 billion exchangeable bond issue for cancellation. The equity swap had partially hedged Fiat’s obligations in connection with the exchangeable bonds. To hedge the approximately US$1.7 billion in obligations still outstanding under the exchangeable bond following these transactions, in the first four months of 2004 Fiat purchased call options on General Motors shares. Together, the early termination of the equity swap and the purchase of the call options resulted in a net gain of approximately 305 million euros (being the equivalent of US$380 million). In June 2004, investors holding exchangeable bonds with a par value of US$ 1,672 millions (corresponding to approximately 1,375 million euros at the exchange rate in effect at June 24, 2004) exercised their right to require us to redeem their bonds for cash at par in July 2004.

     In May 2004, a subsidiary of CNH completed an offering of US$500 million of 6% senior notes due June 1, 2009; this offering was not registered under Securities Act. Net proceeds to the issuer were approximately US$474 million (385 million euros at the exchange rate prevailing at the date of receipt).

     On May 27, 2004, the Chairman of Fiat S.p.A., Mr. Umberto Agnelli died and on May 30, 2004, the Board of Directors appointed Mr. Luca Cordero di Montezemolo as Chairman and Mr. John Elkann as Vice Chairman of the Company.

     On May 30, 2004, the Chief Executive Officer of Fiat S.p.A., Mr. Giuseppe Morchio, resigned and on June 1, 2004, the Board of Directors appointed Mr. Sergio Marchionne as the new Chief Executive Officer of the Company.

THE FIAT GROUP
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2003, 2002 and 2001
(in millions of euros)

	Balance at	Charged to	Charged to	Deductions	Balance
	beginning	costs and	other	and	at end of
	of period	expenses	accounts	other	period
2003:
Trade receivables	549	86	(50)	(109)	476
Financial receivables	523	188	(280)	(115)	316
Marketable securities	9	30	(6)	(1)	32
Restructuring reserve	731	335	(42)	(553)	471
2002:
Trade receivables	609	140	(26)	(174)	549
Financial receivables	672	237	(4)	(382)	523
Marketable securities	9	—	—	—	9
Restructuring reserve	688	501	(91)	(367)	731
2001:
Trade receivables	592	206	(29)	(160)	609
Financial receivables	594	334	(10)	(246)	672
Marketable securities	10	15	—	(16)	9
Restructuring reserve	953	276	51	(592)	688

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT S.p.A.
(Registrant)

/s/ LUIGI GUBITOSI
LUIGI GUBITOSI
Chief Financial Officer

Date: June 30, 2004