Form 20-F
period 2004-12-31
FIAT S P A
filed 2005-06-30
CIK 842317

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
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

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

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

Yes ☑	No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

TABLE OF CONTENTS, continued

TABLE OF CONTENTS, continued

ACCOUNTING PRINCIPLES AND REPORTING CURRENCY

     We publish our Consolidated Financial Statements in euros (“€”), the official common currency of twelve Member States of the European Union (the “EU”), including Italy. In this annual report, references to “dollars,” “U.S.$” or “$” are to United States dollars and references to “C$” are to Canadian dollars. Amounts stated in dollars, unless otherwise indicated, have been translated from euros at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from euros at the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2004 (the last business day of 2004) of $1.3538 per €1.00. Such rate may differ from the actual rates we used in preparing our Consolidated Financial Statements included in Item 18 and dollar amounts used in this annual report may differ from the actual dollar amounts that were translated into euros in the preparation of our financial statements. For information regarding recent rates of exchange between euros and dollars, see Item 3. “Key Information—Selected Financial Data—Exchange Rates.”

     The financial statements in this annual report are based on financial information prepared in accordance with the requirements of Italian Legislative Decree No. 127 of April 9, 1991, as interpreted and supplemented by the Italian accounting principles issued by the Consigli Nazionali dei Dottori Commercialisti e dei Ragioneri (the Italian accounting profession) and, to the extent such requirements or principles are silent on particular issues and not at variance, by those standards laid down by the International Accounting Standards Board (such requirements, as so interpreted and supplemented, “Italian GAAP”). Such principles are described in the Notes “Form and content of the consolidated financial statements” and “Principles of consolidation and significant accounting policies” to our Consolidated Financial Statements included in Item 18. These principles differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 24 to the Consolidated Financial Statements included in Item 18 for a discussion of the differences between Italian GAAP and U.S. GAAP.

     In July 2002, the European Parliament and the Council of Ministers of the European Union approved a regulation proposed by the European Commission requiring all EU-listed companies established under the law of a Member State, including us, to apply International Financial Reporting Standards (“IFRS”) in preparing their consolidated financial statements for fiscal years beginning on or after January 1, 2005.

     Beginning with our quarterly report for the quarter ended March 31, 2005, we have published our consolidated financial statements in accordance with IFRS. The presentation of our results and the line items reported in our IFRS financial statements are different from those in our Italian GAAP financial statements. See Item 4. “Information on the Company—Introduction—First Quarter Results” for a discussion of certain of these differences. See also Exhibit 15.1, which is an extract from our report for the first quarter of 2005, as prepared in accordance with Italian reporting requirements, for additional information on differences between IFRS and Italian GAAP that are material to us, as well as a reconciliation to IFRS of our Italian GAAP financial information as at January 1, 2004, and December 31, 2004, and for the year ended December 31, 2004, and of our Italian GAAP results of operations for the three months ended March 31, 2004.

     Certain of the financial measures we use to evaluate our financial and operating performance are considered to be non-GAAP measures, including our net financial position and gross indebtedness as calculated for purposes, among other things, of financial targets agreed with our lenders, as well as measures such as our net indebtedness, measures calculated on a “comparable consolidation” basis and other measures our management uses to isolate and evaluate various components of our financial management activities, which we refer to as “results of financial management activities” and “results of equity investments.” Where we discuss these measures, we also discuss the most directly comparable Italian GAAP financial measures with equal prominence and present a reconciliation of the relevant non-GAAP measure to the most directly comparable Italian GAAP financial measure. See Item 5. “Operating and Financial Review and Prospects” for additional information on these measures and the required reconciliation of each of them to the most comparable Italian GAAP measure.

     We are a corporation organized under the laws of the Republic of Italy. As used in this annual report, unless the context otherwise requires, the terms “Fiat,” “Fiat S.p.A.” and the “Company” refer to Fiat S.p.A., and the terms “we,” “us,” “our,” the “Group” and the “Fiat Group” refer to the Company and its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Except for the historical statements and discussions contained herein, statements contained in this annual report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this annual report, the words “anticipate,” “assume,” “believe,” “could,” “estimate,” “expect,” “plan,” “project,” “intend,” “may,” “risk,” “will” and variations of such words and other similar words and expressions that are predictions or otherwise indicate future events or trends are intended to identify forward-looking statements.

     Information filed with or furnished by us to the U.S. Securities and Exchange Commission (“SEC”) may include forward-looking statements. In addition, other written or oral statements that constitute forward-looking statements have been made and may in the future be made by us or on our behalf, including statements concerning our future operating and financial performance, our share of new and existing markets, general industry and economic trends and our performance relative thereto, our expectations as to requirements for capital expenditures and regulatory matters, the achievement of our targets and the expected benefits of restructurings, reorganizations and disposal programs and other similar corporate transactions. Our businesses include our automotive, automotive-related and other sectors, and our outlook is predominantly based on our interpretation of what we consider to be the key economic factors affecting these businesses. Forward-looking statements with regard to our businesses rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors (many of which are outside our control) that could cause actual results to differ materially from such statements, including:

•	the many interrelated factors that affect consumer confidence and worldwide demand for automotive and automotive-related products;

•	factors affecting the agricultural machinery business, including commodity prices, weather patterns and governmental policies;

•	general economic conditions in each of our markets, as well as changes in the level of interest rates and exchange rates;

•	legal and regulatory developments, particularly those relating to automotive-related issues, agriculture, the environment, international trade and commerce and infrastructure development;

•	actions of competitors in the various industries and markets in which we operate; and

•	production difficulties, which may arise from capacity and supply constraints, excess inventory levels, labor stoppages or slowdowns, political or civil unrest, military or terrorist action and other risks and uncertainties.

v

     These forward-looking statements are subject to risks, uncertainties and assumptions about us that could cause our actual results to differ materially from those projected. Additional factors that could cause actual results, performance or achievements to differ materially from those projected include, but are not limited to, those discussed under Item 3. “Key Information—Risk Factors.”

     We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

The Fiat Group

     We are one of the largest industrial groups in Italy. We also have extensive operations in the rest of Europe, the U.S. and in other parts of the world.

     We are engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. We also manufacture, for use by our automotive sectors and for sale to third parties, other automotive-related products and systems, principally powertrains, components, metallurgical products and production systems. In addition, we are currently involved in other sectors, including publishing and communications and service operations. A detailed description of our business can be found in Item 4. “Information on the Company.”

     Our significant subsidiaries as of December 31, 2004, were:

•	Fiat Auto Holdings B.V. (“Fiat Auto”), currently a wholly owned Dutch corporation that is the lead company of our automobiles sector, of which we held approximately 90% of the voting shares at December 31, 2004 (prior to the dissolution of our industrial alliance with General Motors Corporation (“General Motors” or “GM”));

•	CNH Global N.V. (“CNH”), a Dutch corporation that is the lead company of our agricultural and construction equipment sector, of which we hold approximately 84% of the voting shares;

•	Iveco S.p.A. (“Iveco”), a wholly owned Italian corporation that is the lead company of our commercial vehicles sector;

•	Ferrari S.p.A. (“Ferrari”), an Italian corporation that produces luxury sports cars, of which we own 56.0% of the voting shares;

•	Magneti Marelli Holding S.p.A. (“Magneti Marelli”), a wholly owned Italian corporation that is the lead company of our automotive components sector;

•	Comau S.p.A. (“Comau”), a wholly owned Italian corporation that is the lead company of our production systems sector;

•	Teksid S.p.A. (“Teksid”), an Italian corporation that is the lead company of our metallurgical products sector, of which we hold 80.5% of the voting shares;

•	Itedi-Italiana Edizioni S.p.A. (“Itedi”), a wholly owned Italian corporation that is the lead company of our publishing and communications sector; and

•	Business Solutions S.p.A. (“Business Solutions”), a wholly owned Italian corporation that is the lead company of our services sector.

     In April 2005, we transferred ownership of Maserati S.p.A. (“Maserati”), a luxury sports car maker then wholly owned by Ferrari, to Fiat to permit closer cooperation between Maserati and Fiat Auto’s Alfa Romeo unit. The new Maserati entity became operational on April 1, 2005. See Item 4. “Information on the Company—Introduction—Recent Developments.”

     On March 24, 2005, Fiat announced the creation of a new sector, Fiat Powertrain Technologies, which will integrate all of our innovation capabilities and expertise in engines and transmissions in a new business. The new sector operates in 12 countries with 26 plants and 16 research and development centers, combining the resources, employees and activities of the powertrain operations of Fiat Auto, Iveco and Magneti Marelli, together with the powertrain research activities of the Fiat Research Center (“FRC”) and Elasis. See Item 4. “Information on the Company—Introduction—Recent Developments.”

     Starting January 1, 2005, we have aggregated the Group’s activities for financial reporting purposes into five business areas: automobiles (including Fiat Auto, Maserati and Ferrari); agricultural and construction equipment (CNH); commercial vehicles (Iveco); components and production systems (Magneti Marelli, Teksid and Comau); and other businesses (Business Solutions, Itedi, holding companies and other companies). The results of Fiat Powertrain Technologies will be reported as a separate area. We have continued to report certain financial information for each of our sectors on an individual basis.

Selected Financial Data

     The following selected consolidated financial data at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been derived from the audited Consolidated Financial Statements included in Item 18. Financial data at December 31, 2002, 2001 and 2000, and for each of the years in the two-year period ended December 31, 2001, have been derived from our published Consolidated Financial Statements not included herein.

     The financial data at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, should be read in conjunction with Item 5. “Operating and Financial Review and Prospects,” and are qualified in their entirety by reference to the audited Consolidated Financial Statements and Notes thereto included in Item 18.

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

     Since January 1, 2005, and beginning with the quarter ended March 31, 2005, we prepare our consolidated financial statements in accordance with IFRS. The presentation of our results and the line items reported in our IFRS financial statements are different from those in our Italian GAAP financial statements. See Item 4. “Information on the Company—Introduction—First Quarter Results” for a discussion of these differences. See also Exhibit 15.1, which is an extract from our report for the first quarter of 2005 prepared in accordance with Italian reporting requirements, for additional information on the differences between IFRS and Italian GAAP that are material to us, as well as a reconciliation to IFRS of our Italian GAAP financial information as at January 1, 2004, and December 31, 2004, and for the year ended December 31, 2004.

     The transition to IFRS has required the dedication of significant Company resources and detailed analysis of the Company’s financial reporting methods and systems, as well as the implementation of new systems, over an extended period of time. It has also entailed the review and analysis of many previously recorded transactions in order to determine their proper accounting and classification under IFRS. As a result of this process, the Company re-evaluated its application of U.S. GAAP to certain transactions. On the completion of this evaluation process, which was carried out subsequent to the issuance of the Group’s Consolidated Financial Statements for 2003, the Company concluded that it was necessary to restate its net loss under U.S. GAAP for each of the years 2003 and 2002 and stockholders’ equity under U.S. GAAP at December 31, 2003, with the related U.S. GAAP restatements regarding years prior to 2002 being implemented by restating opening stockholders’ equity at January 1, 2002. The amounts set forth below in accordance with U.S. GAAP reflect these restatements. These U.S. GAAP restatements had no impact on the Group’s Italian GAAP results and financial position as previously reported. See Note 24(iv) to our Consolidated Financial Statements for additional information on the restatement of our net loss and stockholders’ equity described above is provided in.

     The following selected consolidated financial data also reflect certain changes in our structure during the years presented. See “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18. In particular, these data reflect the following transactions that resulted in a change in the scope of consolidation:

•	In September 2004, Magneti Marelli sold 100% of the Midas automotive repair and maintenance service business (“Midas”) in Europe and Latin America to the Norauto Group. These activities were deconsolidated as of September 30, 2004. For additional details on this transaction, see Item 5. “Operating and Financial Review and Prospects—Changes in the Scope of Consolidation.”

•	Effective January 1, 2004, we consolidated Magneti Marelli Sistemi Elettronici S.p.A. (“Electronic Systems”) on a line-by-line basis as a result of our gradual acquisition of control of this company during the year, culminating in our acquisition of full ownership on July 28, 2004. For additional details, see Item 4. “Information on the Company—Sectors—Components.”

•	Also effective January 1, 2004, we deconsolidated Fiat Engineering, S.p.A. (“Fiat Engineering”), as a result of its sale in February 2004 to Maire Investimenti S.p.A. (now Maire Engineering S.p.A.), a privately held Italian company. For additional details on this transaction, see Item 5. “Operating and Financial Review and Prospects—Changes in the Scope of Consolidation.”

•	As of July 1, 2003, we sold our aviation sector, formerly led by FiatAvio S.p.A. (“FiatAvio”), to Avio Holding S.p.A., a company 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A. In 2003, we consolidated FiatAvio’s results only for the six months ended June 30, 2003.

•	In May 2003, Fiat Auto sold a 51% interest in Fidis Retail Italia, the company that controlled Fiat Auto’s European activities in the field of retail consumer financing for automobile purchases, to Synesis Finanziaria S.p.A. (“Synesis Finanziaria”), a company owned by the Italian banks Capitalia, Banca Intesa, SanPaolo IMI and Unicredito, as part of an agreement signed on March 11, 2003. The results of Fiat Auto’s retail financing operations in Italy and certain other European countries were deconsolidated effective as of the end of May 2003, after the sale of Fidis Retail Italia in the first step of the transaction. Upon receipt of regulatory approvals, other automobiles sector financial companies were sold to Fidis Retail Italia in September and October 2003 as the second step of this transaction. The final step in this transaction took place in the fourth quarter of 2004, when Fiat Auto transferred its auto financing operations in the United Kingdom to Fidis Retail Italia. The results of operations of each of these companies were fully consolidated up to their respective dates of sale.

•	On May 2, 2003, we sold Toro Assicurazioni, the former lead company of our insurance sector, together with its subsidiaries, to the DeAgostini Group. In 2003, the sector’s results of operations were consolidated only for the four-month period ended April 30, 2003.

•	At the end of March 2003, Fiat Auto sold its retail financing activities in Brazil to the Itaù banking group. The results of these activities were deconsolidated from March 31, 2003.

•	Also, during the first quarter of 2003, Business Solutions sold a 56% interest in IPI S.p.A., an Italian real estate company, to Risanamento S.p.A. These activities were deconsolidated as of January 1, 2003. We retained a 10% equity interest in IPI S.p.A., which is accounted for under the equity method as from the date of the sale of the controlling interest.

•	Also during the first quarter of 2003, Iveco sold the activities of the Fraikin Group (“Fraikin”), a leading French provider of long-term leasing services for commercial vehicles, to Eurazeo. The results of these activities were deconsolidated as of January 1, 2003.

•	Effective January 1, 2003, Iveco has accounted for the activities of Naveco, its 50-50 joint venture with the Yueijin Group for the production of light commercial vehicles and light buses, under the equity method. These activities were previously consolidated using the proportional method.

•	In September 2002, we sold Teksid’s aluminum business unit to a pool of investors comprising the Questor Management Company, JPMorgan Partners and another private equity group, and deconsolidated this unit’s results as of September 30, 2002.

•	In May 2002, we sold Electronic Systems, the former automotive electronic systems unit of our components sector, to Mekfin; we deconsolidated the results of these activities as of January 1, 2002.

•	In March 2002, we sold Magneti Marelli’s aftermarket operations, which distributed spare parts for the components sector, to Concordia Finance S.A., a company owned 45% by RGZ Magneti Marelli S.p.A., 25% by Interbanca and 30% by us, and we deconsolidated this unit as of January 1, 2002.

•	As of January 1, 2002, CNH consolidated the construction equipment operations of Kobelco Construction Machinery America LLC, following CNH’s acquisition of 65% of this company as part of its strategic alliance with Kobelco Construction Machinery Co. Ltd. (“Kobelco”).

•	Iveco fully consolidated Irisbus, its former joint venture with the Renault Group, on a line-by-line basis effective January 1, 2002, following Iveco’s purchase of an additional 15% interest, thereby increasing its interest to 65%. Iveco acquired the remaining 35% of Irisbus from Renault in December 2002.

•	In 2001, our then-insurance sector consolidated Lloyd Italico Assicurazioni S.p.A. and Lloyd Italico Vita S.p.A. following their acquisition by Toro Assicurazioni in April 2001, and also consolidated Augusta Assicurazioni S.p.A., effective as of January 1, 2002, which had previously been reported as one of our “Other Companies.”

•	Effective July 2001, together with other industrial and financial partners (including three Italian banks), we formed Italenergia S.p.A. (“Italenergia”), a company that acquired control of the Italian energy companies Montedison S.p.A. and Edison S.p.A. (“Edison”) through tender offers. Our investment, representing a 38.6% stake in Italenergia, was accounted for under the equity method. In June 2002, we reduced our stake in Italenergia Bis S.p.A. (“Italenergia Bis”) (the new parent of Italenergia formed by Italenergia’s stockholders) to 24.6%. On March 21, 2005, we exercised an option enabling us to require Electricité de France (“EDF”) to purchase our remaining 24.6% interest in Italenergia Bis. See Item 4. “Information on the Company—Introduction—Recent Developments” for more information on this transaction.

•	Fenice S.p.A., formerly an environmental and energy service company in our services sector, was deconsolidated effective July 1, 2001, following its sale as part of the transaction leading to the formation of Italenergia.

•	Certain of Fiat Auto’s activities were transferred to Fiat-GM Powertrain B.V., a 50-50 joint venture with General Motors operating in the powertrain and transmission sector, in June 2001, and those activities were subsequently deconsolidated. Such activities are being reconsolidated by the Fiat Group following the dissolution of this joint venture in 2005.

•	As of January 1, 2001, we deconsolidated Magneti Marelli’s former climate control division following its divestiture.

•	As of August 1, 2000, we deconsolidated our former rolling stock and railway system sector, following the sale of 51% of Fiat Ferroviaria S.p.A. to the Alstom Group of France. We also deconsolidated Magneti Marelli’s former lubricants, mechanical components, and fuel systems divisions, for the period following their divestiture as of January 1, 2000, and Magneti Marelli’s former rearview mirror division, as of July 1, 2000.

Statement of Operations Data

	Year ended December 31,
	2004	2004	2003	2002	2001	2000
	(in millions
	of dollars
	except per
	share data)		(in millions of euros except per share data)
Amounts in conformity with Italian GAAP:
Value of Production
Revenues from sales and services	$62,936	€46,488	€48,346	€55,427	€57,575	€57,603
Change in work in progress, semi-finished and finished product inventories	(273)	(202)	700	(816)	7	27
Change in contract work in progress	291	215	(1,075)	222	431	(48)
Additions to internally produced fixed assets	1,095	809	688	1,107	1,069	1,242
Other income and revenues	2,052	1,516	1,689	2,152	2,245	2,419

Total value of production	66,101	48,826	50,348	58,092	61,327	61,243

Operating income (loss)	30	22	(510)	(762)	318	855

Net income (loss)	(2,147)	(1,586)	(1,900)	(3,948)	(445)	664

Net income (loss) per share (basic and diluted) (1)	(2.19)	(1.62)	(2.41)	(6.66)	(0.84)	1.19
Amounts in accordance with U.S. GAAP:**
Net income (loss)	(2,843)	(2,100)	(2,934)	(3,906)	(762)	893
Net income (loss) from continuing operations before accounting changes*	(2,843)	(2,100)	(3,542)	(3,286)	(1,050)	702
Income (loss) per ordinary and preference share and ordinary and preference ADR (basic and diluted) (1) (2)	(2.91)	(2.15)	(3.89)	(6.65)	(1.36)	1.57
Income (loss) per savings share and savings ADR (basic and diluted) (1) (2)	(2.91)	(2.15)	(3.89)	(6.65)	(1.21)	1.72
Income (loss) from continuing operations* per ordinary and preference share and ordinary and preference ADR (basic and diluted) (1) (2)	(2.91)	(2.15)	(4.70)	(5.59)	(1.87)	1.23
Income (loss) from continuing operations* per savings share and savings ADR (basic and diluted) (1) (2)	(2.91)	(2.15)	(4.70)	(5.59)	(1.72)	1.39

*	See notes on the following page.

Balance Sheet Data

	At December 31,
	2004	2004	2003	2002	2001	2000
	(in
	millions of
	dollars
	except per
	share	(in millions of euros except per share data)
	data)	(shares outstanding in thousands)
Amounts in conformity with Italian GAAP:
Total assets	$77,496	€57,243	€62,711	€92,521	€100,749	€95,755

Total stockholders’ equity (3)	$6,903	€5,099	€6,793	€7,641	€12,170	€13,320

Capital stock	6,658	4,918	4,918	3,082	2,753	2,753
Dividends declared per share
Ordinary and preference	—	—	—	—	0.310	0.620
Savings	—	—	—	—	0.465	0.775
Shares outstanding (par value of €5 per share)
Ordinary	800,418	800,418	800,418	433,220	367,400	367,400
Preference	103,292	103,292	103,292	103,292	103,292	103,292
Savings	79,913	79,913	79,913	79,913	79,913	79,913
Amounts in accordance with U.S. GAAP**:
Stockholders’ equity	3,680	2,718	4,935	6,066	10,667	12,883

*	Under Italian GAAP, we are not required to restate or reclassify financial information presented in previous years to reflect significant divestitures. For purposes of U.S. GAAP, however, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, we are required to eliminate the results of operations and cash flows of certain divested operations from those of our continuing operations in presenting our U.S. GAAP results. For a detailed explanation, see Note 24(i.v.) to the Consolidated Financial Statements included in Item 18.

**	As restated for the years 2003, 2002, 2001 and 2000. See Note 24 (i.v.) to the Consolidated Financial Statements included in Item 18.

(1)	Income (loss) per ordinary and preference share (and per ordinary and preference ADR) calculated in accordance with Italian GAAP and U.S. GAAP and income (loss) from continuing operations per ordinary and preference share (and per ordinary and preference ADR) have been calculated for U.S. GAAP purposes only in accordance with the provisions of International Accounting Standards (“IAS”) 33, “Earnings per Share” (“IAS 33”), and SFAS No. 128, “Earnings per Share” (“SFAS No. 128”), respectively, using the method for two-class ordinary shares and participating securities and are based on the weighted average number of ordinary, preference and savings shares outstanding during each year. Both SFAS No. 128 and IAS 33 require the presentation of both basic and diluted earnings per share. Due to the limited number of stock options outstanding and to the level of the stock market price of our shares during the year ended December 31, 2000, the dilutive effect of stock options calculated using the treasury stock method has resulted in the amount of diluted earnings per share in that year equaling the amount of basic earnings per share. As a result of the net losses from continuing operations for the years ended December 31, 2004, 2003, 2002 and 2001, any calculation of diluted earnings per share would reduce the per-share loss. Therefore, for those years, diluted earnings per share is reported as equal to basic earnings per share.

(2)	Because our 2003 capital increase was conducted through a rights offering in which the subscription price to purchase one ordinary share was less than the market price of the share, SFAS No. 128 requires us to adjust retroactively the weighted average number of shares outstanding in calculating U.S. GAAP basic and diluted earnings per share for each period included, in order to reflect what for purposes of SFAS No. 128 is considered to have been an implicit stock dividend arising from the capital increase, equivalent to the difference between the subscription price and the market price at the time of the capital increase.
(3)	Stockholders’ equity, calculated in conformity with Italian GAAP, is net of minority interest.

Exchange Rates

     Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of euro prices of shares listed on the Italian Stock Exchange and, as a result, are likely to affect the market price of our American Depositary Receipts (“ADRs”) in the United States. Exchange rate fluctuations will also affect the dollar amounts received by holders of ADRs on the conversion into dollars by the depositary for the ADRs of any cash dividends declared and paid in lire or euros on the shares represented by the ADRs.

     The following table sets forth the Noon Buying Rate for euros expressed in dollars per euro rounded to the nearest one hundredth of a U.S. cent for the periods indicated.

				At
				Period
Year:	High	Low	Average(1)	End
2000			0.9207	0.9388
2001			0.8909	0.8901
2002			0.9495	1.0485
2003			1.1411	1.2597
2004			1.2478	1.3538

Month ending:
December 31, 2004	1.3625	1.3224
January 31, 2005	1.3476	1.2954
February 28, 2005	1.3274	1.2773
March 31, 2005	1.3465	1.2887
April 30, 2005	1.3093	1.2819
May 31, 2005	1.2936	1.2349

(1)	Average of the Noon Buying Rate for euros for the last business day of each month in the period.

The Noon Buying Rate for euros on June 23, 2005, was $1.2054= €1.00 or $1.00 = €0.8300.

Risk Factors

Risks Related to the Fiat Group

We have recorded significant losses in recent periods. Our future profitability and financial condition depend on the successful implementation of our current strategic objectives

     We recorded net losses of €1,586 million, €1,900 million and €3,948 million in 2004, 2003 and 2002, respectively. In response to these challenging conditions, we have adopted a series of organizational and industrial initiatives intended to bring us back to profitability. These initiatives are focused on achieving significant improvements in our results over the period through 2007 by restoring Fiat Auto to profitability and reorganizing our businesses to develop our innovation capabilities and expertise, while reinforcing our capital structure and maintaining a comfortable liquidity position. They also provide for significant cost savings to be generated through cost structure rationalization and improved manufacturing efficiency, further synergies from our industrial joint ventures and inter-sector cooperation, and the adoption of a more dynamic and efficient management structure. See Item 4. “Information on the Company—Introduction—Strategies and Programs” for additional information.

     Our ability to strengthen our capital structure, reduce our indebtedness and return to profitability while at the same time continuing to invest in new products, research and development and our distribution network, will depend on the success of these organizational and industrial initiatives, as well as on general economic and business conditions and the performance of our companies. Any failure to implement a significant portion of these initiatives successfully, or to realize the anticipated benefits, could have a material adverse effect on our financial condition, results of operations and business prospects.

Our businesses are affected by cyclical economic conditions

     Our businesses depend upon general activity levels in our key industries, which historically have been highly cyclical. In addition, we generate a substantial portion of our revenues in Western Europe, and more particularly in Italy. Demand for automobiles grew only modestly in Western Europe as a whole and remained flat in Italy in 2004, after weakening in the prior few years, while Fiat Auto’s market share in 2004 declined slightly in Western Europe and remained stable in Italy following declines in the prior few years. However, in the first quarter of 2005, Fiat Auto suffered losses in market share in Italy in a declining market, while also losing further market share in Western Europe. See Item 4. “Information on the Company—Sectors—Automobiles—Markets and Competition” and Item 4. “Information on the Company—Introduction—First Quarter Results” for more information. Any event adversely affecting activity in the automotive industry, such as an economic downturn in a key market, an increase in energy prices, fluctuations in the prices of other commodities or raw materials or adverse shifts in sector-specific factors such as weather, interest rates, government policies (including environmental regulation) or infrastructure spending, could negatively affect our profitability and business prospects.

We operate in highly competitive industries

     Approximately 95% of our net sales are made in the highly competitive worldwide automotive industry, which includes automobiles, commercial vehicles, agricultural and construction equipment and automotive-related products. We face strong competition in Europe and Latin America from other international automobile and commercial vehicle manufacturers, and in Europe, North America and Latin America from global, regional and local agricultural and construction equipment manufacturers and suppliers of automotive-related products. We compete in these markets in terms of product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. We also face strong competition in our other businesses.

We face intense price competition in the automobile and other sectors

     Competition, particularly with regard to price, has increased in several of our operating sectors in recent years, with a negative impact on sales and margins in these sectors. In addition, overall manufacturing capacity in the global automotive industry exceeds current demand. This overcapacity, combined with already intense competition in the automotive industry and persistent weakness in the global economy, may intensify pricing pressures. Our ability to maintain or improve the quality of our products, increase market share and improve profitability in the face of strong competitive pricing pressures will be fundamental to our future success.

Our future performance depends on our ability to innovate and on market acceptance of new or existing products

     Our ability to improve our position within our product and market segments through research to improve current products and the development of innovative new products and services will have a significant impact on our future performance. Failure to develop and offer products that compare favorably to those of our competitors, particularly in more profitable segments, in terms of price, quality, styling, reliability, safety, functionality or otherwise, may result in lower market share, lower sales volumes and margins, and may have a substantial adverse effect on our operational and financial results. In particular, the lack of market acceptance of new automotive models, potential delays in bringing new vehicles to market or the inability to achieve efficiency targets without suffering quality losses would adversely affect our overall profitability.

Our stockholders will face substantial dilution should our major lending banks, as expected, convert existing financing into equity in September 2005

     In 2002, we agreed with a group of major banks on a comprehensive strategic financing package that included a €3 billion “mandatory convertible” loan facility. This facility, which was fully drawn down, matures on September 20, 2005. In April 2005, we and the banks confirmed that the loan will be repaid, in accordance with its terms and conditions, through its conversion at maturity into equity that we estimate, based on the current market price of Fiat’s ordinary shares, will equal approximately 27% of Fiat’s post-conversion share capital. These shares would be issued to the banks for subsequent offer to our stockholders in proportion to their respective holdings, in accordance with the stockholders’ preemptive rights under Italian law, for a price per share that, based on current market prices for Fiat’s ordinary shares and calculated according to the formula set in the loan agreement, would be significantly higher than the market price. For additional information on this loan, see Note 12 to the Consolidated Financial Statements included in Item 18. Should the banks exercise this option, or should the loan, as expected, be repaid in full in shares at maturity, and a related capital increase take place, the interest in Fiat of any stockholders who choose not to exercise their preemptive rights will be diluted.

Downgrades of our credit ratings would raise our cost of capital and could limit our access to financing and negatively affect our business

     We are currently rated below investment grade, with a rating of Ba3 with negative outlook from Moody’s Investors Service (“Moody’s”), BB- with a negative outlook from Standard & Poor’s Ratings Service (“Standard & Poor’s”) and BB- with a negative outlook from Fitch Ratings. Our ability to access capital markets, and the cost of borrowing in those markets, is highly dependent on our credit ratings. The rating agencies may review their ratings for possible further downgrades, and any new downgrades would increase our cost of capital, potentially limit our access to sources of financing and could negatively affect our businesses, especially our vehicle lease and sales financing businesses, which are typically financed with a high proportion of debt.

     Moreover, the management and development of the core automotive and automotive-related businesses in which we operate may require large capital investments. Consequently, we may find it necessary to secure additional financing or to refinance our outstanding debt. We cannot give any assurances as to whether we will be able to secure such funds or refinance existing indebtedness, or whether any additional measures may be required to raise funds, nor whether we will be able to effect any or all of any such transactions at all, or on favorable terms.

We may not achieve the expected benefits of mergers, acquisitions, joint ventures or other similar corporate transactions

     We have engaged in the past and may engage in the future in significant corporate transactions, such as mergers, acquisitions, joint ventures and restructurings, the success of which is difficult to predict. There can be no assurance that we will be able to enter into such transactions without encountering administrative, technical, political, financial or other difficulties. There can also be no assurance that we will be able to carry out any such transactions in accordance with our current plans, or that we will succeed in realizing any potential synergies, cost savings or other expected benefits. In February 2005, we and GM terminated the master agreement we entered into in 2000 that governed our industrial alliance

(the “Master Agreement”), and have since unwound our related purchasing and powertrain joint ventures. See Item 4. “Information on the Company—Recent Developments—Termination of the Master Agreement” below and Item 4. “Information on the Company—Sectors—Automobiles.”

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

We are subject to risks relating to international sales and exposure to changing local conditions

     A significant portion of our current operations is conducted and located outside of Italy, and we expect that revenues from sales outside of Italy, and more generally outside of the European Union, will continue to account for a material portion of our total revenues for the foreseeable future. We are subject to risks inherent in operating on a global basis, including risks related to:

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

     The degree of risk and the potential magnitude of effects of unfavorable developments in any one of these areas vary from country to country, and, depending on the circumstances, could have a material adverse effect on our business prospects, results of operations and financial condition.

Developments in emerging market countries may adversely affect our business

     We operate in a number of emerging market countries, including Brazil, Turkey, Argentina, India and China. As a result, economic and political developments in these countries, including future economic crises and political instability, could have a material adverse effect on our business and results of operations. Political and economic developments in emerging markets have had, and may in the future have, a material adverse impact on our operating and financial results.

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

Labor matters could impair our flexibility to reposition our businesses

     Most of our production and maintenance employees worldwide are represented by labor unions. Our ability to implement workforce reductions and temporary layoffs, including in Italy through the use of such programs as the cassa integrazione guadagni straordinaria, a special temporary layoff benefit fund, as part of our efforts to return to profitability, is dependent on authorization from the government and the consent of our unions. In the past, union dissatisfaction with Fiat’s restructuring initiatives has resulted in labor unrest, including occasional wildcat and other strikes of varying severity and duration. In the spring of 2004, work stoppages by employees at the Melfi complex in Southern Italy, which houses a Fiat Auto plant as well as production operations of several suppliers, resulted in a shortage of components that caused progressive production shutdowns at Fiat Auto’s other Italian plants, resulting in an overall output loss of more than 35,000 vehicles. See Item 6. “Directors, Senior Management and Employees—Employees and Labor Relations—Industrial reorganization.” Any future work stoppages or labor unrest could have a material adverse effect on our business, results of operations and financial condition.

     In Europe, our employees are protected by various laws giving them, through local and central works councils, rights of consultation with respect to specific matters regarding their employers’ businesses and operations, including the downsizing or closure of facilities and employment terminations. These laws and the collective bargaining agreements to which we are subject could impair our flexibility as we continue our efforts to restructure and strategically reposition our businesses.

     We are also dependent on goods and services provided by other highly unionized industries. In April and May 2005, labor unrest in the auto transport industry between companies that transport Fiat Auto and Iveco vehicles and their owner-operator subcontractors blocked shipments of virtually all new vehicles from our factories and forced us to suspend production at some of them for a period of nearly one month. While this dispute was settled in May 2005, we expect that the work stoppages and delays in shipments it caused will have a negative impact on our performance in the second quarter of the year. Any similar occurrences of strikes or other labor unrest in industries upon which we depend could have a material adverse effect on our business.

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

     Our financial services businesses also involve risks relating to changes in interest and inflation rates, consumer and dealer insolvency rates and the overall strength of the economies in which these businesses operate.

     We seek to manage these risks through the use of financial hedging instruments. However, despite these hedging transactions, exchange rate or interest rate fluctuations may continue to adversely affect our financial condition or results of operations. See Note 14 to the Consolidated Financial Statements included in Item 18 and Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Our success depends on the ability of our new management team to operate and manage effectively

     Most of our current senior management were appointed to their current positions during the last 13 months. Our chairman, Luca Cordero di Montezemolo, and our chief executive officer, Sergio Marchionne, were appointed in June 2004, following the death of former chairman Umberto Agnelli and the resignation of former chief executive officer Giuseppe Morchio. Messrs. Agnelli and Morchio had themselves been appointed to their respective positions in February 2003. In addition, in February 2005, Mr. Marchionne assumed the additional position of chief executive officer of Fiat Auto, replacing Herbert Demel, who had performed that role since November 2003. Also in February 2005, Paolo Monferino, who was chief executive officer of CNH, became chief executive officer of Iveco, replacing José Maria Alapont, who had been appointed to that position in October 2003. Harold Boyanovski is currently serving as interim chief executive officer of CNH. In 2005, following the creation of Fiat Powertain Technologies, we also reshuffled management at certain of our other sectors. See Item 6. “Directors, Senior Management and Employees—Senior Management” for additional information on these changes.

     Our success depends in large part on the ability of our executive officers and other members of senior management to operate and manage effectively, both independently and as a group. The loss of the services of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract and retain new qualified personnel could have a material adverse effect upon our business, operating results and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

Introduction

     We are one of the largest industrial groups in Italy. We also have extensive operations in the rest of Europe, the U.S. and in other parts of the world. In 1999, we celebrated our centenary, having been founded in Turin in 1899 as a manufacturer of automobiles.

     We are a società per azioni, or corporation limited by shares, organized under the laws of the Republic of Italy. Under our current Statuto, or by-laws, Fiat S.p.A. has a duration expiring on December 31, 2100. Our registered office and principal place of business is located at Via Nizza 250, Turin, Italy (telephone number +39-011-006-1111).

     We are engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. We also manufacture, for use by our automotive sectors and for sale to third parties, other automotive-related products and systems, principally powertrains, components, metallurgical products and production systems. In addition, we are currently involved in other sectors, including publishing and communications and service operations.

Strategies and Programs

     We have adopted organizational and industrial initiatives to return to profitability, to generate positive cash flow and to reduce our indebtedness. As part of this process, we have divested non-core assets and re-focused on our core sectors: automobiles, agricultural and construction equipment and commercial vehicles.

     Our main strategic objectives currently include:

•	Restoring Fiat Auto to profitability and to positive cash flow generation;

•	Developing and integrating our significant innovation capabilities and expertise;

•	Adopting a more dynamic and efficient management structure;

•	Reinforcing our capital structure and maintaining a healthy liquidity position; and

•	Building on our global presence and expertise in other core sectors, in particular agricultural and construction equipment and commercial vehicles, through product innovation and continued efficiency improvements.

     The major ongoing initiatives we are implementing in light of these objectives are:

     Restoring Fiat Auto to Profitability and to Positive Cash Flow Generation. We aim to capitalize on initiatives already implemented and initiate new programs to restore Fiat Auto to profitability. In 2004, Fiat Auto’s performance improved as the sector narrowed its operating and net losses to €840 million and €2,019 million from €979 million and €2,058 million in 2003, respectively, despite higher restructuring charges. In February 2005, our Chief Executive Officer, Sergio Marchionne, assumed the role of Chief Executive Officer of Fiat Auto to help accelerate our turnaround.

     Key initiatives being implemented include:

•	The creation of a coherent and sustainable brand image through a clearer positioning of our portfolio of brands and products, each specifically targeting identified groups of consumers.

•	The rationalization and strengthening of Fiat Auto’s product portfolio by launching carefully targeted and complementary products, with a strong focus on technological innovation and product quality. Since 2003, Fiat Auto has commercially launched nine new models, which have significantly contributed to its improved financial performance. Fiat Auto’s product pipeline for the period 2005-2007 includes several new models and restylings, including four new models to be launched in 2005, which it expects will further strengthen and expand its product range. See “—Product Innovation—Fiat Auto” below.

•	The strengthening of Fiat Auto’s distribution network by rationalizing the number of dealers, closing existing gaps in the geographic dealership coverage, enhancing corporate identity and improving economics for dealers. We expect that its strengthened distribution network will facilitate the introduction of new models and the strengthening of the image of brands.

•	Maintaining continuous focus on efficiency and cost reduction. Fiat Auto’s initiatives included the reduction of its workforce, the decrease in production capacity through the closure of certain manufacturing plants, as well as the reduction of owned and dealers’ inventories. Fiat Auto intends to continue to pursue additional cost savings through improved sourcing of direct materials, including through the standardization of components and sourcing from low-cost countries, platform rationalization, increased capacity utilization and a focus on improved quality.

•	The pursuit of strategic industrial alliances with other auto manufacturers, which the sector sees as fundamental to achieving the economies of scale required to operate competitively.

     We currently expect that the above initiatives will allow Fiat Auto to record a positive trading profit in 2006. See “—First Quarter Results” below for a description of trading profit, a new measure used in our IFRS income statement.

     Developing and Integrating Our Significant Innovation Capabilities and Expertise. We are striving to develop and integrate our significant innovation capabilities and expertise.

•	We recently created Fiat Powertrain Technologies, a new industrial unit that will integrate our innovation capabilities and expertise with respect to engines and transmissions by combining the resources, employees and activities of Fiat Auto Powertrain, the power train activities of Iveco and Magneti Marelli, and the powertrain research activities of the FRC and Elasis. See “—Recent Developments—Fiat Powertrain Technologies.” We expect that our advanced engine technologies will allow us to strengthen our market positioning, our product portfolio and our brands. We anticipate that the technological excellence of Fiat Powertrain Technologies may also enable it to benefit from engine sales and/or the licensing of its technology to third parties. We expect Fiat Powertrain Technologies to make a significant positive contribution to the Group and to become a leading player in this segment.

•	We are striving to integrate the technological excellence of our operations throughout the Group. For example, on April 1, 2005, we transferred Maserati from Ferrari to Fiat to permit Fiat Auto’s Alfa Romeo unit and Maserati to cooperate closely, both technically and commercially, particularly in significant international markets. We expect both brands to benefit from this cooperation, while allowing Maserati to continue to take advantage of Ferrari’s valuable technological expertise.

     Adopting a More Dynamic and Efficient Management Structure. We recently restructured our corporate functions and operating units to maximize intra-Group synergies and allocate capital efficiently. We have downsized our corporate structure and strengthened our management by hiring highly qualified and internationally experienced managers and promoting our internal group managers.

     In November 2004, we created a new governance body, the Group Executive Council (the “GEC”), to review our organizational and operating model and increase its competitiveness. The GEC comprises the chief executive officer of Fiat, certain department heads and the chief executive officers of our operating sectors. The GEC is responsible for sharing best practices throughout the Group and assessing the opportunities and risks of the Group. See “—Recent Developments” below.

     Reinforcing Our Capital Structure. We seek to maintain a healthy liquidity position and reduce our indebtedness.

•	In recent years, we have successfully executed a number of transactions that have improved our capitalization and liquidity profile, including two capital increases, which generated a total of €2.8 billion, and a series of major asset disposals in 2003 and 2004, which generated more than €7 billion in proceeds, including the divestitures of our former aviation and insurance sectors.

•	We reduced our gross indebtedness from €22,542 million as of December 31, 2003 to €19,173 million as of December 31, 2004. In addition, our gross indebtedness includes Fiat’s €3.0 billion mandatory convertible credit facility, which Fiat expects to repay in shares, rather than cash, when it matures in September 2005 and our €1.147 billion credit facility with a Citibank-led syndicate, which we expect to repay with the proceeds due from EDF upon settlement of our option to sell our interest in Italenergia Bis to EDF. See Item 5. “Operating and Financial Review and Prospects” for a reconciliation of gross indebtedness, a non-Italian GAAP measure, to total financial payables, the most directly comparable Italian GAAP measure. Total financial payables were €18,743 million at December 31, 2004, compared to €22,034 million at December 31, 2003. See also Note 12 to the Consolidated Financial Statements included in Item 18 for additional information on these credit facilities and our other indebtedness and “—Recent Developments” for additional information on the Italenergia put option.

•	As part of our recent agreement with GM to terminate the Master Agreement and our related joint ventures, GM paid us €1.56 billion in the first half of 2005. See “—Recent Developments” for additional information on this transaction.

•	We continue to consider opportunities for joint ventures for certain of our operations, including our financial services businesses. On June 1, 2005, Iveco sold to Barclays Asset and Sales Finance (“Barclays”), for consideration of €119 million, 51% of a newly created subsidiary, Iveco Finance Holdings, to which Iveco had contributed the bulk of its financing activities. The joint venture, in which Iveco retains a 49% interest, will provide commercial vehicle financing and leasing services to Iveco customers in France, Germany, Italy, Switzerland and the U.K. See “Sectors—Commercial Vehicles” for more information on this joint venture. As part of this transaction, the deconsolidated entities that are now part of Iveco Finance Holdings repaid to Fiat more than €2 billion in intercompany indebtedness. We also pursue and execute a wide range of financing and refinancing transactions in the banking and financial markets, aimed at maintaining a healthy liquidity level for the Group and the financial flexibility required to implement our industrial strategy.

Building on Our Global Presence and Expertise in Other Core Sectors.

•	Agricultural & Construction Equipment. CNH seeks to grow its business through market expansion and the increase and improvement of its product offerings. CNH has significantly renewed its product range and has restructured its manufacturing facilities to achieve greater flexibility and cost efficiency. CNH’s strategy is focused on strengthening customer and dealer support, producing ongoing product improvements, continuing efforts to reduce costs, reducing capital employed in its business and continuing to develop its financial services business. CNH is focusing on its dual brand families, Case and New Holland, to strengthen its dealer network and improve the support provided to its dealers. CNH believes that these initiatives will lead to increased customer satisfaction and loyalty, promoting future financial stability and improved returns.

•	Commercial Vehicles. Iveco enjoys leading market positions in the Italian truck market and in the European medium-vehicle segment. Iveco has a strong engine platform with a full range of environmentally compliant models and has recently renewed its vehicle portfolio. Iveco intends to build further on these strengths to achieve revenue growth and improved profitability. Iveco’s strategy is focused on reinforcing its presence in global markets, increasing its heavy segment market share, improving the perceived quality and pricing of its products, and enhancing its distribution network. Other areas of strategic importance for Iveco include expanding its aftermarket services and developing its financial services activities, such as through its new joint venture with Barclays.

Product Innovation

     In 2004, our automotive sectors introduced a number of innovative new models as part of continued efforts to renew their product lines. Highlights include:

•	Fiat Auto. In 2004, Fiat Auto continued its efforts to strengthen all three of its brands, introducing four new models in addition to the Fiat Idea compact multipurpose vehicle (“MPV”) and the five-seat Alfa GT sport coupé that had been launched commercially in January 2004. The new models included the new “4x4” all-wheel-drive versions of the Fiat Panda, Alfa Crosswagon Q4 and Sportwagon Q4. In addition, Fiat Auto introduced the Lancia Musa compact MPV in Italy. Fiat Auto also reinforced its line of light commercial vehicles with new versions of the Ducato and Doblò Cargo, as well as a redesigned Scudo with improved comfort and safety features. The sector plans to introduce four new models in 2005. See “—Sectors—Automobiles—Product Development” for more information on the sector’s new products.

•	CNH. CNH continued the renewal of its product lines in 2004, introducing products in its agricultural equipment and construction equipment lines in all of its major markets. See “—Sectors—Agricultural and Construction Equipment—Product Development” for more information on the sector’s new products.

•	Iveco. Iveco in 2004 introduced its new Trakker, a heavy duty articulated quarry and construction vehicle, as well as new models in the Eurocargo range and two new Daily models. Irisbus, the sector’s bus unit, also extended its product line during 2004. See “—Sectors—Commercial Vehicles—Product Development” for more information on the sector’s new products.

•	Ferrari-Maserati. Ferrari-Maserati introduced several new models in 2004, under both the Ferrari and Maserati names. See “—Sectors—Ferrari-Maserati” for more information on the sector’s new products.

Organizational changes

     In July 2004, Fiat’s Chief Executive Officer, Sergio Marchionne, announced the creation of the GEC, which now serves as the decision-making forum for Fiat’s fundamental strategic choices, including capital allocation, the review of business operations and evaluating the opportunities and potential threats facing the Group. The GEC, which comprises Mr. Marchionne, the chief executive officers of most of our principal sectors and representatives from Group-wide functions, including Fiat’s chief financial officer and the heads of strategy and business development, Group-wide initiatives and human resources, is also designed to serve as a forum for maximizing Group-wide synergies, sharing best practices and promoting the Group’s leadership values.

     In addition, in September 2004, Fiat Auto adopted a new organizational structure focused on operational responsibilities rather than business units and that emphasizes fast and lean processes centering on teamwork. Shortly thereafter, Fiat S.p.A. was also reorganized, on the basis of two fundamental principles: simplification of structure and greater interaction with the operating sectors.

Operating and Financial Results for 2004

     Our worldwide net sales and revenues* decreased by 1.2%, from €47,271 million in 2003 to €46,703 million in 2004, with the decline’s being entirely attributable to changes in the scope of consolidation arising from our divestiture in 2003 of significant non-core operations, which more than offset revenue increases at most of our sectors. Excluding the results of the significant operating activities we divested or deconsolidated during 2003 from the comparison, our revenues increased by 5.0%, or €2,205 million, from €44,498 million. In 2004, we recorded an operating profit of €22 million, as compared with an operating loss of €510 million in 2003. Excluding the results of the significant operating activities we divested or deconsolidated during 2003, our operating loss for the year would have been €714 million. See Item 5. “Operating and Financial Review and Prospects—Changes in the Scope of Consolidation” below for additional information on the impact of these divestitures and a reconciliation of these non-Italian GAAP figures to the corresponding Italian GAAP results. Our total financial income and expenses amounted to net expenses of €639 million in 2004 (including a gain of approximately €300 million from the unwinding of a total return equity swap involving GM shares; see Item 5. “Operating and Financial Review and Prospects—Results of Operations—2004 Compared to 2003,”), as compared to net expenses of €963 million in 2003, a decrease of 33.6%. Total extraordinary income (expenses) net, amounted to expenses of €863 million in 2004, as compared to income of €347 million in 2003, when the total included €1,747 million in net pre-tax gains on asset disposals. We recorded a net loss before minority interest of €1,548 million for 2004, as compared to a net loss of €1,948 million in 2003, a decrease of 20.5%. Research and development expenses, as in the past fully charged to income, increased by 3.6% to €1,810 million in 2004, as compared to €1,747 million in 2003. Capital expenditures increased by 5.0%, totaling €2,112 million in 2004, as compared to €2,011 million in 2003, including investments in long-term leasing services for automobiles, commercial vehicles, and agricultural and construction equipment. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     In recognition of the net loss we incurred, the Board of Directors proposed that no dividends be declared or paid in respect of any category of our shares for the fiscal year ended December 31, 2004. This recommendation was approved by our stockholders at the annual general meeting on June 23, 2005.

Seasonality

     We operate in a number of different business sectors, each of which, particularly the agricultural and construction equipment sector, is subject to certain seasonal fluctuations. However, management believes that, as a whole, seasonal fluctuations are not significant to us or our results of operations.

Recent Developments

     Significant transactions in the first half of 2005 included the following:

*	In accordance with Italian GAAP, our net sales and revenues are equal to “Revenues from sales and services”, adjusted for the “Change in contract work in progress” as reported in the Statements of Operations included in the Consolidated Financial Statements included in Item 18.

•	Extension of Fidis Retail Italia Call Option. On February 4, 2005, we agreed to extend the cooperation and stockholders’ agreements we entered into with Synesis Finanziaria and the four banks that are its stockholders in connection with our May 2003 sale to Synesis Finanziaria of a 51% interest in Fidis Retail Italia. Under the extension agreement, which is intended to ensure market support and stability for the financing activities carried out by Fidis Retail Italia in connection with Fiat Auto’s car sales, among other things, our option to repurchase the 51% interest we sold to Synesis Finanziaria, Synesis Finanziaria’s put option to us, and the trigger date for our drag-along and Synesis Finanziaria’s tag-along rights in the event of a sale of our stake in Fidis Retail Italia, were each extended for two years, to January 31, 2008. See Note 3 to the Consolidated Financial Statements included in Item 18 for additional information on this agreement.

•	Termination of the Master Agreement. On February 13, 2005, we and General Motors agreed to terminate our Master Agreement and the related joint ventures. See “—Sectors—Automobiles” for additional information on our relationship with GM.

Under the terms of this agreement, GM paid Fiat €1.56 billion (including balancing payment adjustments related to the value of the assets held by each party at the conclusion of the unwinding of the alliance) in connection with:

•	The dissolution of the alliance and cancellation of a put option that gave Fiat the right to sell its stake in Fiat Auto to GM. As a consequence, GM returned its 10% stake in Fiat Auto Holdings B.V. to Fiat.

•	The acquisition by GM of a 50% interest in the Bielsko Biala plant in Poland, which manufactures a 1.3 liter Multijet diesel engine, as well as a 50% interest in the related motor technologies. The plant will continue to be operated by us both on a 50-50 basis under a new joint venture agreement.

•	The acquisition by GM of co-ownership of the 1.9 liter JTD engine technology, although GM will continue to order most of its European requirements from our plant in Pratola Serra. Notwithstanding this co-ownership, GM may not manufacture JTD diesel engines outside Europe for export to Europe.

Under the termination agreement:

•	Both Fiat and GM will continue to support the joint development of existing platforms.

•	Fiat will continue to sell engineering support to GM for the development of diesel technology.

The amounts received from GM have allowed us to recover the value of our investments in the Fiat-GM Powertrain and GM-Fiat Purchasing joint ventures as recorded in our financial statements, the value of 50% of the Bielsko Biala plant, and the value of the JTD engine technology, which as noted is now co-owned with General Motors. See Note 3 and Note 14 to our Consolidated Financial Statements included in Item 18 for additional information on the termination of the Master Agreement.

We completed the unwinding of our joint ventures under the Master Agreement and the related supply agreements in May 2005.

•	Italenergia put option. We currently own a 24.6% interest in Italenergia Bis, which controls approximately 64% of Edison, an Italian listed company and Italy’s second-largest electricity company. Our €1,147 million credit facility from Citibank and a syndicate of other banks, which matures in September 2005, is secured by a put option we exercised in March 2005 enabling us to require EDF to purchase this stake from us for a price corresponding to the value of the interest, as determined on the basis of valuations prepared by three experts appointed for that purpose, subject to an agreed minimum price of €1,147 million (less a premium of €127 million). In December 2004, EDF commenced arbitration proceedings before the London Court of International Arbitration claiming that the enactment of certain Italian legislation relating to the energy sector absolves EDF of any obligation to pay us the amount that would otherwise be due upon the delivery to EDF of the Italenergia Bis stake in September 2005 pursuant to our exercise of the put option. We believe that EDF’s claims are without merit and are vigorously defending the arbitration, which is expected to result in an award by the end of 2005. EDF recently announced plans to take control of Italenergia Bis and make a joint bid for 100% of Edison’s shares together with AEM S.p.A., the Milan-based electric utility, as well as confirming its commitment to remain active in the Italian energy sector. We therefore expect EDF to pay the full amount due in respect of the put option on time in September 2005 and to use the proceeds to repay the Citibank facility. No assurance can be given, however, as to the outcome of the arbitration proceedings or their impact on our obligations under the facility. See Note 3 to our Consolidated Financial Statements included in Item 18 for additional information on our holdings in Italenergia Bis and related transactions.

•	Maserati. In February 2005, Fiat announced that the ownership of Maserati, then wholly owned by Ferrari, would be transferred to Fiat to permit Fiat Auto’s Alfa Romeo unit and Maserati to cooperate closely, both technically and commercially, particularly in significant international markets. Alfa Romeo’s chief operating officer, Karl Heinz Kalbfell, was also appointed chief executive officer of Maserati, replacing Martin Leach, in order to further promote industrial and commercial synergies between the two brands. Maserati will, however, continue its cooperation with Ferrari, especially in the industrial, technical, engine and sales network areas, as management believes this cooperation has helped revitalize the Maserati brand. Ferrari transferred ownership of Maserati to Fiat’s subsidiary Fiat Partecipazioni S.p.A. and the new Maserati entity became operational in April 2005.

•	Fiat Powertrain Technologies. On March 24, 2005, Fiat announced the creation of Fiat Powertrain Technologies, a new sector that will integrate all of our capabilities and expertise in engines and transmissions in a new business oriented to both other Fiat Group companies and third-party customers. The new industrial unit will operate in 12 countries with 26 plants and 16 research and development centers, combining the powertrain businesses, resources, employees and activities of Fiat Auto Powertrain, Iveco and Magneti Marelli, together with the powertrain research activities of the FRC and Elasis. In 2004, these combined operations had annual revenues of approximately €6 billion, of which 20% were attributable to third-party customers, and produced more than 2.2 million engines and approximately 2 million transmissions, as well as an extensive range of both power outputs and applications. The sector will employ more than 23,000 people. Domenico Bordone, the chief executive officer of Magneti Marelli, was appointed chief executive officer of the new company. He has been replaced at Magneti Marelli by Eugenio Razelli, previously the head of Business Development at Fiat S.p.A.

•	Iveco Finance Holdings. On June 1, 2005, Iveco sold to Barclays 51% of Iveco Finance Holdings, creating a new joint venture that will provide commercial vehicle financing and leasing services to Iveco customers in France, Germany, Italy, Switzerland and the U.K. See “—Sectors—Commercial Vehicles” for more information on this transaction.

     Partnership with IBM. On June 30, 2005, we announced our entry into a nine-year strategic agreement with IBM under which IBM will assume full ownership of our Global Value joint venture as well as the management of a significant part of our information technology needs. We expect this renewal of our partnership with IBM to permit us to benefit from the most advanced technologies and specialized consulting services, as well as to reduce our costs and provide increased efficiency and flexibility.

First Quarter Results

     As of January 1, 2005, we prepare our consolidated financial statements in accordance with IFRS. We published our first IFRS results with the quarterly report for the period ended March 31, 2005. Comparative data for the corresponding period in 2004 have been recalculated and presented in accordance with the new accounting principles, which differ in significant respects from those used to prepare our Italian GAAP financial statements. These IFRS data are unaudited and have been prepared on the basis of the IFRS effective on December 31, 2004, and are therefore subject to any adjustments that may be necessary, should revised versions or interpretations of IFRS be issued prior to publication of our full year 2005 consolidated financial statements, possibly with retroactive effect. For more information on these new accounting principles, see Item 5. “Operating and Financial Review and Prospects—Process of Transition to International Financial Reporting Standards” and Exhibit 15.1 to this annual report, which is an extract from our report for the first quarter of 2005 prepared in accordance with Italian reporting requirements, which also includes a reconciliation to IFRS of our Italian GAAP financial information as at January 1, 2004, and December 31, 2004, and for the year ended December 31, 2004, and of our Italian GAAP results of operations for the three months ended March 31, 2004.

     Starting January 1, 2005, we have aggregated the Group’s activities for financial reporting purposes into five business areas: automobiles (including Fiat Auto, Maserati and Ferrari); agricultural and construction equipment (CNH); commercial vehicles (Iveco); components and production systems (Magneti Marelli, Teksid and Comau); and other businesses (Business Solutions, Itedi, holding companies and other companies). The results of Fiat Powertrain Technologies will be reported as a separate area. We have continued to report certain financial information for each of our sectors on an individual basis.

     The presentation of our results and the line items reported in our IFRS financial statements are different from those in our Italian GAAP financial statements. For example, under IFRS, we report our trading profit (loss), a new indicator to measure the results of our operations, calculated by subtracting from the “Revenues” line item in our IFRS financial statements the line items “Cost of sales,” “Research and development expenditures,” “Selling, general and administrative expenses” and “Other income (expenses).” We also report our operating income under IFRS, defined as “Trading profit (loss)” minus the line items in our IFRS financial statements “Gain (loss) on the disposal of equity investments,” “Restructuring costs” and “Other unusual income (expenses).”

     In addition, under IFRS, revenues from vehicle sales are recognized when the risks and rewards of ownership are transferred to the customer, the sales price is agreed or determinable and receipt of payment can be assumed; this generally corresponds to the date a vehicle is made available to dealers, or the delivery date, in the case of direct sales. However, vehicles sold subject to a buy-back commitment are recorded as rentals, with the rent being equal to the difference between the initial sale price and the buy-back price, payable in equal annual installments over the term of the buy-back commitment. Consequently, changes in the level of unit sales from period to period may not immediately correspond to changes in the level of revenues, particularly when a significant portion of these sales are under buy-back commitments with terms in excess of one year.

     Our consolidated net revenues totaled €10,755 million in the first quarter of 2005, compared to €11,024 million in the first three months of 2004, a 2.4% decrease. The principal factor causing the decline in our revenues was lower unit sales at Fiat Auto, offset only in part by higher revenues at CNH, Iveco, Magneti Marelli and Teksid .

     We posted a trading profit of €47 million in the first quarter of 2005, compared with a trading profit of €24 million in the first three months of 2004. This 95.8% increase in our trading profit was primarily attributable to narrower trading losses at Fiat Auto, as well as higher trading profit at CNH and Iveco.

     We posted operating income of €729 million in the first quarter of 2005, compared with operating income of €71 million in the first three months of 2004. The increase in our operating income was primarily attributable to “other unusual income” as reported in our IFRS income statement of €715 million (€0 in the first quarter of 2004), reflecting the gain (net of related costs) arising from GM’s initial €1 billion payment to us in February 2005 in connection with the termination of the Master Agreement. Under the termination agreement, General Motors agreed to pay us a total estimated amount of €1.55 billion. We will recognize the balance of the gain, equal to approximately €400 million, in the second quarter of 2005, following completion of the unwinding of our joint ventures with General Motors and receipt of the remaining amounts due to us under the termination agreement. This gain was partially offset by a decline in our results from the disposal of equity investments; we recorded a loss on the disposal of equity investments of €1 million in the first quarter of 2005, compared to a gain of €87 million in the first quarter of 2004, which was largely attributable to our sale of Fiat Engineering during that period.

     The Group recorded net income after minority interest of €295 million in the first quarter of 2005, compared to a net loss after minority interest of €390 million in the first quarter of 2004.

     Among the most significant trends in our revenues and trading profit1 during the first quarter of 2005 were:

•	The automobiles area recorded aggregate revenues of €4,981 million and trading losses of €166 million in the first quarter of 2005, compared to aggregate revenues of €5,431 million and trading losses of €185 million in the first quarter of 2004. In particular:

•	Fiat Auto recorded revenues of €4,623 million in the first quarter of 2005, compared to €5,095 million in the first quarter of 2004, with the 9.3% decline being primarily due to an 11.8% decline in unit sales.

Overall, the Western European automobile market, as measured by new registrations, contracted by 2.6% during the first three months of 2005, as compared to the first quarter of 2004, as declines in Italy (-5.7%), Germany (-2.0%) and the United Kingdom (-7.2%) were only partially offset by gains in France (+3.7%) and a stable market in Spain. In Poland, demand continued to decline, falling by 34.0%, while in Brazil, new registrations increased by 3.9% amid an overall improvement in the Brazilian economy.

Fiat Auto sold 419,000 vehicles to its dealer network, importers and other large direct customers in the first quarter, a decline of 11.8% compared to the first quarter of 2004. In Western Europe, unit sales declined to 285,000 vehicles (-14.9%), as shipments decreased in Germany (-28.4%), Italy (-11.8%) and Spain (-4.7%), reflecting negative trends in Europe as a whole, and in particular in Italy, as well as heavy competition and market anticipation of our planned new model launches. Fiat Auto’s share of the automobile market in Western Europe fell by 1.1 percentage points to 7.0% from 8.1% in the first quarter of 2005 as compared to the prior-year period, and by 1.0 percentage points, to 28.3% from 29.3%, in Italy.

[1]	References to revenues and trading profit for the individual business areas and operating sectors in this section are based on such measures prior to intersegment eliminations.

Despite these negative trends, Fiat Auto’s trading losses in the first quarter of 2005 narrowed by 11.6% to €129 million from the €146 million trading loss recorded in the first quarter of 2004, as substantial savings realized on overhead, lower research costs, and our new policy of targeting sales channels with higher profit margins partially offset the decline in revenues.

•	Ferrari-Maserati had revenues of €358 million in the first quarter of 2005, as compared to €336 million in the first quarter of 2004, an increase of 6.5%. This increase was attributable to higher sales by Maserati due to the continuing success of the Quattroporte model. Ferrari sales decreased slightly, reflecting the phasing out from the model lineup of the 360 and “Enzo,” partially offset by an upturn in sales of the 612 Scaglietti and the introduction of the new F430 model. Ferrari-Maserati had a trading loss in the first quarter of 2005 of €37 million, compared to a trading loss of €39 million in the first quarter of 2004.

•	CNH had revenues of €2,333 million, up 1.6% from €2,297 million in the first quarter of 2004, reflecting an increase in unit sales at CNH’s construction equipment operations of approximately 10%, as well as favorable price trends, only partially offset by a 4.6% decrease in unit sales at its agricultural equipment operations, particularly in Latin America, and by the continued negative impact of the weakness of the dollar against the euro. CNH recorded a trading profit of €124 million in the quarter, an increase of 5.1% compared with a trading profit of €118 million in the first quarter of 2004, as higher sales prices, increased sales of construction equipment and lower production costs offset the negative impact of the relative weakness of the dollar against the euro, a rise in raw material prices and the decline in sales of agricultural equipment.

•	Iveco posted revenues of €2,228 million in the first quarter of 2005, an increase of 4.8% from €2,126 million in the prior-year period, reflecting a 14.4% increase in unit sales (including sales subject to buy-back commitments), offset in part by lower shipments of spare parts and a less favorable product and market mix. Iveco’s trading profit rose 8.3% from €60 million in the first quarter of 2004 to €65 million in the first quarter of 2005, largely as a result of the favorable impact of higher unit sales, as well as cost reductions arising from improved efficiency. These positive factors were partially offset by higher raw material costs, as well as an increase in research and development expenditures and selling expenses.

•	The components and production systems area reported aggregate revenues of €1,519 million, a 6.0% increase, and trading profit of €29 million, a 17.1% decrease, in the first quarter of 2005, compared to revenues of €1,433 million and trading profit of €35 million, respectively, in the first quarter of 2004. In particular:

•	Magneti Marelli posted revenues of €966 million, compared to €861 million in the first quarter of 2004, a 12.2% increase, primarily as a result of the sector’s consolidation of Electronic Systems starting in the second quarter of 2004, and of Mako Elektric Sanayi Ve Ticaret S.A. (“Mako”), a Turkish automotive supply company in which Magneti Marelli acquired a controlling stake in March 2005, and which was fully consolidated as of January 1, 2005. Excluding the revenues of these acquired companies, the sector’s revenues would have declined by approximately 4%, attributable primarily to lower sales, particularly in its engine control unit, reflecting the negative trend in the automobile market. Magneti Marelli’s trading profit in the first quarter of 2005 was €33 million, compared to €32 million in the prior-year period.

•	Comau posted revenues of €316 million during the first quarter of 2005, a 9.2% decrease from €348 million in the first quarter of 2004, reflecting Comau’s 2004 transfer to Iveco, Magneti Marelli and CNH of its service activities in Europe related to their respective businesses. Comau recorded a trading loss of €9 million, compared to a trading loss of €8 million in the first quarter of 2004.

•	Teksid had revenues of €237 million in the first quarter of 2005, an increase of 5.8% from €224 million in the first quarter of 2004, primarily reflecting the higher prices it charged to offset a rise in raw material costs. Revenues at the cast iron unit increased approximately 2%, reflecting higher sales volumes to non-captive customers in North America and Brazil, while the magnesium business unit reported a decrease of approximately 14% in revenues due to lower demand from North American carmakers. Teksid’s trading profit was more than halved, declining to €5 million from €11 million in the first quarter of 2004.

•	Our other businesses reported aggregate revenues of €386 million in the first quarter of 2005, down 17.9% from €470 million in the prior-year period, reflecting lower revenues at all of the businesses in this area. Our other businesses reported a trading loss of €5 million in the first quarter of 2005, compared to a trading loss of €4 million in the first quarter of 2004.

Outlook

     In Italy, demand for automobiles was down sharply in the first four months of 2005. Given the current expectations of anemic economic growth, a steady increase in fuel prices and the elimination of incentives for cars fueled with natural gas and similar types of vehicles, we do not believe a turnaround is likely over the short term.

     For Europe as a whole, the demand picture is equally unfavorable, following a contraction of approximately 3% in the automobile market in the first quarter of the year. The only bright spot among the Group’s main markets in the first quarter of 2005 was Brazil, where demand for automobiles expanded by a few percentage points. Operating in such a challenging environment, Fiat Auto will have to focus on sales to final customers in order to protect its profit margins, looking to its new models to provide the momentum needed for a turnaround. The new Fiat Croma, which has been received favorably in the press, was launched commercially at the end of May 2005. It is scheduled to be followed in the fall by the Alfa 159, the new Fiat Punto and the Alfa Romeo Brera Coupé 2+2.

     Fiat Auto will have to continue to work with great determination to meet the challenge of competition that shrinking markets are making more intense every day, in order to achieve our stated objective of ending the year with a smaller operating loss. Achieving this goal will also require the implementation of aggressive cost-cutting programs. In particular, Fiat Auto is implementing measures to reduce selling, general and administrative expenses that are intended to generate significant annual savings.

     The outlook for CNH and Iveco remains favorable. In the markets in which they operate, we expect demand to hold steady or increase slightly, and that the recent, comprehensive renovation of their respective model lines should assist them in improving their performance and report higher revenues and earnings. We expect that the anticipated conversion into Fiat shares of our €3 billion mandatory convertible loan by the lender syndicate, the expected repayment of the €1.15 billion Citibank facility following completion of the sale to EDF of our stake in Italenergia Bis and a planned sale of certain real estate assets in Turin will strengthen our financial structure by reducing debt and improving our liquidity position. See “—Recent Developments” above for additional information on these transactions.

     Looking forward to 2005, the Group confirms its stated objective of continuing on the road to regaining its strength. Our goal is to record positive net income in 2005 (as reported under IFRS) due to the impact of extraordinary items (particularly the settlement payment we received from GM), and to improve our net result further in each of 2006 and 2007.

Historical Overview

     We were founded in Turin in 1899 and incorporated in 1906 as a manufacturer of automobiles, but quickly expanded into the production of buses and motor coaches, commercial vehicles and aviation and marine engines. By 1920, our product lines included metallurgical products, railway cars, automotive and industrial components and tractors, and we expanded into civil engineering in 1929. In the 1950s, we began to manufacture construction equipment, developed the first Italian jet-powered aviation engine and introduced the first mass-produced Italian automobile. In the 1960s, we acquired several other major automobile manufacturers in Italy. The early 1970s witnessed the expansion of our commercial vehicles, construction equipment and production systems operations. Throughout this period, our operations developed an increasingly international character, as we marketed our products outside Italy and formed manufacturing subsidiaries, participated in joint ventures and engaged in other forms of industrial cooperation in several countries.

     In the late 1970s, we began a reorganization with a specific focus on our operations in Italy, selected countries in Europe and Brazil. The 1980s and the beginning of the 1990s were characterized by expansion through acquisitions, joint ventures and marketing agreements. Beginning in 1990, the economies of the industrialized world were faced with a serious economic downturn, leading to a sharp drop in demand in key markets and heightened competitive pressures. We responded to the crisis by initiating a program to renew and modernize our facilities and products with the objective of increasing our competitiveness and further lowering our break-even point. These efforts, along with a significant improvement in economic conditions in many of our principal markets, resulted in our recording net profits in each of the years from 1994 through 2000, following the historic losses we recorded in 1993. However, in recent years, increased competition and the deterioration of the economic environment in many of our markets have been reflected in our disappointing financial results. In 2004, we recorded a net loss for the fourth year in a row, although our losses were narrowed as we continued to work to improve the efficiency and competitiveness of our operations.

     At December 31, 2004, we operated in 56 countries through 700 subsidiaries and affiliates; 173 of these subsidiaries and affiliates were located in Italy. As of such date, we had a total of 160,549 employees, including approximately 71,000 in Italy. The tables which follow set forth for the years indicated: (i) net sales and revenues presented by the geographic market in which the sales were made and (ii) revenues, operating income (loss) and the number of employees for each of our sectors and our other companies. The Consolidated Financial Statements included in Item 18 for the years ended December 31, 2004, 2003 and 2002 (from which the financial data in this table have been extracted) have been prepared in accordance with the requirements of Italian GAAP and also reflect the changes in the scope of consolidation discussed above in Item 3. “Key Information—Selected Financial Data.”

Net Sales and Revenues By Destination

	Net sales	Percentage
	and	of net sales and
	revenues	revenues
	(in millions of euros)
2004
Italy	€15,618	33.5%
Europe (excluding Italy)	18,180	38.9

Total Europe	33,798	72.4
North America	5,857	12.5
Mercosur Region (1)	3,196	6.8
Rest of the World	3,852	8.3

Total	€46,703	100.0%

2003
Italy	€16,381	34.7%
Europe (excluding Italy)	18,884	39.9

Total Europe	35,265	74.6
North America	5,920	12.5
Mercosur Region (1)	2,595	5.5
Rest of the World	3,491	7.4

Total	€47,271	100.0%

2002
Italy	€20,120	36.2%
Europe (excluding Italy)	21,072	37.8

Total Europe	41,192	74.0
North America	7,411	13.3
Mercosur Region (1)	3,268	5.9
Rest of the World	3,778	6.8

Total	€55,649	100.0%

Note:	For a presentation of net sales and revenues and income from operations by place of origin, see Note 24 to the Consolidated Financial Statements included in Item 18.
(1)	Comprising Argentina, Brazil, Paraguay and Uruguay.

Operating Results by Sector

		Percentage	Operating	Number of
		of	income	employees
	Revenues	revenues(1)	(loss) (2)	at year end
	(in millions		(in millions
	of euros)		of euros)
2004:
Automobiles (Fiat Auto)	€20,539	41.0%	€(840)	45,121
Agricultural & Construction Equipment (CNH)(3)	9,796	19.6	407	25,746
Commercial Vehicles (Iveco)	9,292	18.6	357	30,771
Ferrari-Maserati	1,512	3.0	6	3,322
Components (Magneti Marelli)	3,804	7.6	116	21,868
Production Systems (Comau)	1,716	3.4	32	13,328
Metallurgical Products (Teskid)	911	1.8	35	8,571
Services (Business Solutions)	1,572	3.1	36	6,519
Publishing and Communications (Itedi)	407	0.8	12	849
Other Companies (4)	576	1.1	(120)	4,454

Total before Eliminations and Consolidating Adjustments	€50,125	100.0%	€41

Eliminations and Consolidating Adjustments	(3,422)		(19)
Total	€46,703		€22	160,549

2003:
Automobiles (Fiat Auto)	€20,010	39.5%	€(979)	44,563
Agricultural & Construction Equipment (CNH)(3)	9,418	18.6	229	26,825
Commercial Vehicles (Iveco)	8,440	16.7	81	31,511
Ferrari-Maserati	1,261	2.5	32	2,968
Components (Magneti Marelli)	3,206	6.3	32	19,879
Production Systems (Comau)	2,293	4.5	2	17,375
Metallurgical Products (Teskid)	844	1.7	12	7,556
Aviation (FiatAvio)(5)	625	1.2	53	—
Insurance (toro assicurazioni)(6)	1,654	3.3	44	—
Services (Business Solutions)	1,816	3.6	45	7,113
Publishing and Communications (Itedi)	383	0.8	10	874
Other Companies (4)	679	1.3	(138)	3,573

Total before Eliminations and Consolidating Adjustments	€50,629	100.0%	€(577)

Eliminations and Consolidating Adjustments	(3,358)		67
Total	€47,271		€(510)	162,237

2002:
Automobiles (Fiat Auto)	€22,147	37.2%	€(1,343)	49,544
Agricultural & Construction Equipment (CNH)(3)	10,513	17.6	163	28,528
Commercial Vehicles (Iveco)	9,136	15.3	102	38,113
Ferrari-Maserati	1,208	2.0	70	2,896
Components (Magneti Marelli)	3,288	5.5	(16)	20,716
Production Systems (Comau)	2,320	3.9	(101)	18,186
Metallurgical Products (Teskid)	1,539	2.6	27	7,368
Aviation (FiatAvio)	1,534	2.6	210	5,049
Insurance (Toro Assicurazioni)	4,916	8.2	147	3,098
Services (Business Solutions)	1,965	3.3	67	7,900
Publishing and Communications (Itedi)	360	0.6	3	932
Other Companies (4)	731	1.2	(104)	4,171

Total before Eliminations and Consolidating Adjustments	€59,657	100.0%	€(775)

Eliminations and Consolidating Adjustments	(4,008)		13
Total	€55,649		€(762)	186,492

Note:	Note 21(iv) to the Consolidated Financial Statements included in Item 18 sets forth the amounts of revenues attributable to intersegment transactions for each of our sectors, but not for our “Other Companies.” The aggregate of these amounts for all sectors is shown under “Eliminations and Consolidating Adjustments” in the above table.
(1)	Represents the revenues or operating income, as the case may be, of each sector, prior to eliminations and consolidating adjustments, as a percentage of total consolidated net sales and revenues or operating income, as the case may be, prior to eliminations and consolidating adjustments.
(2)	Operating income (loss) reflected in eliminations and consolidating adjustments arises from the consolidation process.
(3)	The revenues of CNH (as reported by us under Italian GAAP) in dollars, CNH’s reporting currency, were $12,186 million in 2004, $10,654 million in 2003, and $9,928 million in 2002. Similarly, operating income for CNH (as reported by us under Italian GAAP) in dollars totaled $506 million in 2004, $259 million in 2003 and $154 million in 2002.
(4)	“Other Companies” include holding companies and other companies directly owned by Fiat S.p.A.
(5)	The aviation sector was deconsolidated as of July 1, 2003.
(6)	The insurance sector was deconsolidated as of May 2, 2003.

Sectors

     Our companies in 2004 were organized into nine operating sectors, following the divestitures of our former insurance and aviation sectors in the first half of 2003. Each of the sectors functions with a high degree of operating autonomy, subject to some key issues such as senior leadership appointment, human resources, capital allocation and strategic development issues, which must be shared with Group management. On March 24, 2005, Fiat announced the creation of Fiat Powertrain Technologies, a new sector that will integrate all of our capabilities and expertise in engines and transmissions in a new business. See Item 4. “Information on the Company—Introduction—Recent Developments.”

     Starting January 1, 2005, for external presentation purposes, we present the Group’s activities in five business areas that aggregate our operating sectors as follows: automobiles (including Fiat Auto, Maserati and Ferrari); agricultural and construction equipment (CNH); commercial vehicles (Iveco); components and production systems (Magneti Marelli, Teksid and Comau); and other businesses (Business Solutions, Itedi, holding companies and other companies). The results of Fiat Powertrain Technologies will be reported as a separate area. We continue to report certain financial information for each of our sectors on an individual basis.

Automobiles

     Our automobile operations are conducted primarily through Fiat Auto and its subsidiaries. The automobiles sector operates internationally with three major brands—Fiat, Lancia and Alfa Romeo—and manufactures and markets automobiles and related products primarily in Italy, in the rest of Europe and in South America and Turkey.

     In 2004, Fiat Auto continued to implement initiatives aimed at improving the sector’s performance in a difficult environment. Though demand for automobiles in Western Europe increased by 2.1% in 2004 compared with 2003, pressure on prices has continued. This, together with the relative strength of the euro, which favors the competitiveness of non-European original equipment manufacturers (“OEMs”), has created a situation in which European OEMs are unable to pass higher input costs on to consumers. Furthermore, in recent years the auto industry has experienced a reduction in sales prices. Together, all of these factors have generally had negative consequences for the profitability of the European auto industry.

     Despite this environment, a decline in revenues and higher research and development expenditures, Fiat Auto made significant progress in 2004, although it still has work to do in order to return to profitability. In 2004, the sector reduced its operating losses to €840 million, which, while still significant, were 14.2% lower than the losses it recorded in 2003. The narrower operating loss reflected an increase in unit sales and an improved sales mix, reflecting the introduction of new models (particularly the new Panda, Idea and the Alfa GT), as well as the positive effect of certain pricing and discount policies and lower production costs resulting from improved process efficiency, which were offset in part by increased research and development costs.

     In 2004, Fiat Auto also implemented restructuring and management reorganization programs aimed at bringing its industrial and commercial structure into line with internationally competitive standards. As part of this process, in September 2004, Fiat Auto adopted a new organizational structure focused on operational responsibilities rather than business units and emphasizing fast and lean processes centering on teamwork. In February 2005, as part of the new structure, Group Chief Executive Officer Sergio Marchionne assumed the role of Chief Executive Officer of Fiat Auto to help accelerate the turnaround of our automobile business.

     At December 31, 2004, the sector employed 45,121 workers, including 28,543 in Italy. The sector added approximately 600 employees during 2004, both in Italy and abroad, reflecting the entry of approximately 2,400 employees, largely due to the sector’s purchase from Comau of maintenance activities at Fiat Auto manufacturing plants in Italy and Poland, as well as an increase in the number of employees at Fiat Automoveis South America (“Fiasa”) as activity increased in our South American markets. These gains were offset by the departure of approximately 1,800 employees, mainly in Italy, reflecting cuts in production capacity as part of the sector’s restructuring initiatives and the implementation of efficiency programs. Approximately 900 of these workforce reductions in Italy took place as part of an early retirement program (“mobilità di accompagnamento alla pensione”). See Item 6. “Directors, Senior Management and Employees—Employees and Labor Relations—Industrial reorganization” for more information.

     Product Development. In 2004, Fiat Auto continued to pursue a strategy focused on upgrading its model lineup and increasing its competitiveness, building on the success of the models introduced in 2003. These included the new Fiat Panda and the Lancia Ypsilon, both of which were among the five top-selling cars in Italy in 2004, as reported by the Association of Italian Motor Vehicles Manufacturers. In addition, the Fiat Panda was named “Car of the Year,” a prestigious award granted each year by a panel of European automotive journalists, and was the best seller in Europe in the city subcompact segment in 2004, as reported by the Association of Italian Motor Vehicles Manufacturers. In 2005, the 1.3 liter Multijet diesel engine, produced with GM at the Bielsko Biala plant in Poland, was named “International Engine of the Year” by a panel of international automotive journalists.

     In 2004, Fiat Auto continued its efforts to strengthen all three of its brands, introducing four new models in addition to the Fiat Idea compact MPV and the five-seat Alfa GT sport coupé that had been launched commercially in January 2004. The new models included the new “4x4” all-wheel drive technology versions of the Fiat Panda (in the third quarter of 2004), and the new Alfa Romeo Crosswagon Q4 and Sportwagon Q4 (both in the fourth quarter of 2004). In the last quarter of 2004, the sector commercially launched in Italy the new compact MPV Lancia Musa, which is available with fuel-efficient, low-emission engines that comply with Euro 4 limits, with commercial launch in other European markets following in January 2005; the Musa completes the Lancia brand product line in the compact car segment.

     In 2004, the sector also expanded the Fiat Panda family of cars with the introduction of a Multijet version, which is powered by an innovative diesel engine, as well as with a gasoline-fueled four-wheel drive model. A Multijet version of the four-wheel drive model is expected to follow in the second half of 2005. Fiat Auto also added a version of the new Fiat Idea MPV with Dualogic transmission and a Lancia Ypsilon with automatic transmission, as well as new versions of the Fiat Punto, with the bConnect version having a satellite navigation system as standard equipment, and the Fiat Stilo, with a 100 bhp JTD engine. The sector also introduced restyled versions of the Fiat Multipla MPV and the Alfa Romeo 147. In the light commercial vehicles segment, Fiat Auto in 2004 introduced the new Scudo, which we expect to play a key role in enhancing brand profitability, and rounded out the Ducato line.

     Fiat Auto expects to introduce four new models in 2005. In late May 2005, Fiat launched the new Croma, a station wagon that is manufactured using General Motors’ “Epsilon” platform pursuant to an agreement entered into with AdamOpel AG in 2004, marking the brand’s return to the full-size segment. The sector also plans to unveil a new Fiat Punto in the fall. In addition, Alfa Romeo plans to introduce two new models: the 159, a successor to the 156 intermediate sedan, and the Brera, a new “2+2” coupé. Fiat Auto is also planning to enter the market for sport utility vehicles, on the basis of an agreement with the Suzuki Motor Corporation (“Suzuki”), an affiliate of GM. See “—Industrial Alliances,” below.

     In 2004, Fiat Auto also worked to strengthen its presence in markets outside the EU, focusing on those that are strategically most significant: South America and Turkey. In particular:

•	In Brazil, the stabilization of the economy and lower interest rates helped spur a recovery of the automobile market, with new registrations increasing by 8.5% compared with 2003. Among our models having the most success in the Brazilian market in 2004 were: the Fiat Palio (introduced in November 2003), the new Fiat Siena, the Fiat Palio Weekend (launched in March), the new Fiat Mille (a local version of the Uno), which helped consolidate Fiat Auto’s leadership of the city sub-compact segment, and the new Fiat Strada pick-up truck. Fiat Auto also announced that between 2005 and 2007 it will invest over €380 million at the Fiasa plant in Betim, Minas Gerais.

•	In Argentina, the economy continued to recover from the deep crisis of 2002. The market ended the year with new registrations having more than doubled compared with 2003. Given this favorable environment, the sector was able to increase its market share for cars and light commercial vehicles to 10.7%, or 0.3 percentage points higher than in 2003.

•	In Turkey, new registrations of automobiles and light commercial vehicles increased by 91% in 2004 to approximately 700,000 units, primarily as a result of the effects of governmental incentives to replace older automobiles, and to advantageous domestic credit terms, both of which were available between January and May. During 2004, Tofas, Fiat Auto’s joint venture with Koç Holding A.S., produced approximately 101,000 units of the Fiat Doblò, of which approximately 70,000 were exported for sale.

     Fiat Auto also has a joint venture in China with the Yuejin Motor Company, established in 2002, which sold approximately 24,000 vehicles in China in 2004. In India, Fiat Auto continued to rationalize its operations as part of its cost reduction efforts.

     Industrial alliances. Fiat Auto seeks to increase its profitability and competitiveness through the implementation of strategic industrial alliances with other auto manufacturers, which the sector sees as fundamental to achieving the economies of scale required to operate competitively.

     In 2003 and 2004, Fiat Auto entered into two agreements with Suzuki. Under one of these agreements, announced in April 2003, Fiat Auto and Suzuki will produce a new sport utility vehicle (“SUV”) at a Suzuki plant in Hungary, to be marketed under the Fiat brand; the other agreement, announced in May 2004, provides for the production of Fiat’s Multijet 1.3-liter 16 valve diesel engine at Suzuki’s facility in India. In 2004, Fiat Auto and Adam Opel AG signed an agreement permitting Fiat to use GM’s “Epsilon” platform for the production of the new Fiat Croma. These agreements have not been affected by the termination of the Master Agreement with GM.

     Fiat Auto has also since 1978 had alliances with PSA Peugeot Citroën (the “PSA Group”) for the production of light commercial vehicles, carried out through Sevel S.p.A., and for the production of multi purpose vehicles and utility vans, carried out through Sevel Nord S.A.

     On March 31, 2005, Fiat, the PSA Group and Tofas agreed to jointly develop and produce in Turkey small entry-level light commercial vehicles in response to anticipated changes in that segment of the European light commercial vehicle market. The vehicles, scheduled for rollout in 2008, are intended to extend the current Fiat, Peugeot and Citroën product ranges with an innovative small commercial vehicle concept. The three partners’ objective is to design a compact, economical, multi-purpose commercial vehicle that is also modern, sturdy and attractive, and powered by fuel-efficient engines. Tofas will have primary responsibility for coordinating the development and production of the future models based on a new platform, with the active support of Fiat and Peugeot. The vehicles are to be produced at Tofas’s plant in Bursa, with an expected annual production capacity of 135,000 units, of which two-thirds will be allocated to the PSA Group and one-third to Fiat, including the Tofas joint venture. The total investment for the project by all three parties, including research and development and production start-up costs, is estimated to be roughly €350 million.

     In February 2005, we and GM terminated the industrial alliance entered into in March 2000 and agreed to dissolve the joint ventures between us. The alliance had included Fiat-GM Powertrain B.V., a 50-50 joint venture combining Fiat Auto’s operations in the areas of design, manufacture and sale of automobile powertrains with GM’s European and South American powertrain operations, as well as GM-Fiat Worldwide Purchasing, a 50-50 joint venture for the purchase of parts and supplies for the manufacturing of automobiles. The termination agreement provided, among other things, for GM to pay us approximately €1.56 billion and to transfer to us its 10% share in Fiat Auto Holdings. See “—Recent Developments—Termination of the Master Agreement” for additional details on the termination of our alliance with GM. We completed the unwinding of our joint ventures and supply agreements with GM in May 2005.

     Markets and Competition.* In 2004, the Western European automobile market (measured in terms of new registrations) increased to 14.4 million units, or 2.1% more units than in 2003.

     In Italy, new registrations totaled 2,259,000, 0.5% more than in 2003, increasing despite the fact that sales in the first quarter of 2003 had benefited from environmental incentives introduced by the government to favor the replacement of non-catalytic converter-equipped vehicles. Demand was also stable or higher in all other major Western European countries other than the United Kingdom, where registrations declined by 0.5% to 2,573,000 vehicles. New registrations increased in Germany by 0.7% to 3,194,000, in France by 0.1% to 2,005,000, and in Spain by 9.8% to 1,514,000.

     Elsewhere in Europe, shipments decreased by 10.1% in the Polish market to 318,000 vehicles, reflecting an increase in the import by individuals of second-hand cars as a result of the abolition,

*	Throughout this report, unless otherwise specified, market share and vehicle registration data for 2004 represent the best estimates available from the sources indicated as of the date hereof. We calculate our market share as being equal to the percentage of the total number of vehicles registered in the relevant market during the relevant period that is attributable to our vehicles. In certain cases, market share and vehicle registration data for 2003 and 2002 have been revised from that presented in our Annual Report on Form 20-F for the year ended December 31, 2003 to reflect changes in such sources appearing after the date thereof. Unit sales represent sales of vehicles to our distribution network, importers and other large direct customers during the relevant period.

following Poland’s entry into the EU, of a tax on imported used cars that was contrary to EU law. In Turkey, new registrations nearly doubled to 451,000 units, as a result of both governmental incentives to replace older automobiles, and advantageous domestic credit terms. In the Mercosur countries, new registrations in Brazil increased by 8.5% to 1,297,000 vehicles in 2004, while in the Argentine market, new registrations increased by 123.0% to 214,000 units.

     In Asia, the car market in China continued to expand, recording an increase in new registrations of 16.3% from 2003, to almost 2.5 million vehicles, while in India, the market increased by 24.8% from 2003, to almost 975,000 units. In China, Fiat Auto sold approximately 24,000 vehicles in 2004 through our joint venture with the Yeujin Group, and in India Fiat Auto sold approximately 6,800 vehicles.

     New registrations of light commercial vehicles also increased in Western Europe as a whole, totaling nearly 1.9 million units, or 8.1% more than in 2003. New registrations in Italy increased 3.5% to 210,000 units, reversing the negative trend of 2003. The market showed healthy increases in the United Kingdom (+9.2%), Spain (+10.0%) and France (+7.3%). Large gains were also recorded in Poland (+18.7%).

     Fiat Auto sold a total of approximately 1,766,000 vehicles to its dealer network, importers and other large direct customers in 2004 (1,857,000 if sales by unconsolidated affiliates are added), as compared with 1,696,000 vehicles in 2003 (1,779,000 including unconsolidated affiliates). The increase of 4.2%, or 70,000 vehicles, in the sector’s global unit sales (excluding unconsolidated affiliates) mainly reflected increased sales in Italy, largely due to the impact of new models (including the Lancia Ypsilon, the Fiat Panda and Idea and the Alfa GT) launched during the second half of 2003 and early 2004, as well as a 12.7% increase in unit sales in Brazil. These positive factors were offset in part by decreased unit sales in the sector’s other major markets, reflecting both aggressive competition and the sector’s policy of reducing sales through less profitable distribution channels and concentrating on the quality of margins rather than the quantity of vehicles sold.

     In Western Europe as a whole, the sector’s share of the automobile market declined to 7.2%, falling 0.2 percentage points from 2003 levels. Fiat Auto’s unit sales in Western Europe excluding Italy totaled 489,000 units, a decline of 3.8%, as its share of the automobile market decreased from 3.5% in 2003 to 3.4% in 2004. The sector’s unit sales in Italy increased by 4.9% to 704,000, while its market share in Italy remained stable at 28.0%.

     In the market for light commercial vehicles, Fiat Auto’s share of the Western European market declined by 0.5 percentage points to 10.7%, reflecting the fact that there were greater increases in demand in the markets where Fiat has a lower share, as well as strong competition from new products launched by other manufacturers in the second half of 2003.

     The following table sets forth for the years indicated unit sales of the sector’s automobiles and light commercial vehicles in its principal markets, the percentage of the sector’s unit sales represented by each market and the sector’s automobile market shares (excluding light commercial vehicles).

	2004			2003			2002
			Auto			Auto			Auto
	All	Percentage	market	All	Percentage	market		Percentage	market
	units	of units	share	units	of units	share	All units	of units	share
	sold	sold	(%)	sold	sold	(%)	sold	sold	(%)
	(Units in thousands)
Italy	704	39.9%	28.0%	671	39.6%	28.0%	759	40.8%	30.2%
Western Europe (excluding Italy)	489	27.7	3.4	508	30.0	3.5	543	29.2	4.0

Total W. Europe	1,193	67.6	7.2	1,179	69.6	7.4	1,302	70.0	8.2
Brazil	358	20.2	23.6	318	18.8	25.2	358	19.2	25.8
Poland	61	3.5	17.1	70	4.1	17.8	61	3.3	17.7
Rest of the World	154	8.7		128	7.5		139	7.5

TOTAL	1,766	100.0%		1,695	100.0%		1,860	100.0%

Sources:	Derived from a variety of official and non-official sources believed to be reliable, including the following agencies in the indicated countries: Italy—Ministero dei Trasporti; Brazil—Associação Nacional dos Fabricantes de Veiculos Automotores; France—Chambre Syndicale; Germany—Krafter Bundesamt; Spain—Direccion General de Trafico (D.G.T.); United Kingdom—Society of Motor Manufacturers and Traders (S.M.M.T.).

     In Western Europe, Fiat Auto sold a total of 1,193,200 vehicles in 2004, a 1.2% increase over 2003. The overall increase in sales reflected the rise in unit sales in Italy, offset in part by lower sales in our other principal Western European markets, as unit sales declined by 9.1% to 108,000 vehicles in Germany, by 6.1% to 87,000 vehicles in the United Kingdom, by 8.9% to 73,000 vehicles in France and by 3.7% to 72,000 vehicles in Spain.

     The sector had mixed results in Poland and Brazil, its two most important markets outside Western Europe. In Poland, Fiat Auto sold a total of 60,600 vehicles in 2004, a decrease of 13.8% compared with 2003, reflecting an overall decline in new registrations in the Polish market of 10.1% amid the significant inflow of used cars during the year. The sector’s automobile market share in Poland declined by 0.7 percentage points to 17.1%. In Brazil, where new registrations increased by 8.5% in 2004, the sector sold a total of approximately 358,100 vehicles, a 12.7% increase from the 317,700 units sold during 2003, primarily as a result of a recovery of demand in the local market and the introduction of new models in the country. Despite these gains, Fiat Auto’s share of the Brazilian automobile market declined by 1.6 percentage points to 23.6%, reflecting Fiat Auto’s policy of concentrating on the quality of margins rather than the quantity of vehicles sold.

     In Argentina, where the economy continued to recover from the deep crisis of 2002, new registrations more than doubled during the year. Fiat Auto increased its market share in Argentina to 10.7% in 2004, up 0.3 percentage points from 2003, with the sector selling approximately 31,000 vehicles, compared to approximately 14,700 in 2003.

     The Western European market for automobiles, in which approximately 68% of the sector’s unit sales were made during 2004, is generally divided into a number of different major model segments or classes. The sector is generally represented in each of these segments, with individual models from each of its three major automobile brands designed to meet a broad range of consumer tastes:

•	The Fiat brand includes models ranging from city subcompacts such as the new Panda to the subcompact Punto, the intermediate/compact Stilo (including its station wagon version), and the Doblò, Ulysse and Multipla multipurpose vehicles. The sector also produces the subcompact Siena and Palio in Brazil and China, and the subcompact Albea and Palio in Turkey. In 2004, Fiat Auto also entered the compact multipurpose vehicle segment with a new model, the Idea.

In light commercial vehicles, which this sector defines as commercial vehicles with gross vehicle weights, or “GVW,” of 3.5 tons or less, models sold under the Fiat brand include the Ducato (of which a new version was introduced in 2003), the Doblò Cargo, the Scudo and the Strada pickup. Our Ducato utility vans are produced in Italy through the Sevel S.p.A. joint venture. The Ducato line is also manufactured at a facility in Sete Lagoas, Brazil, which Fiat Auto operates in a joint venture with Iveco.

In addition, the Fiat brand includes the bifuel (gasoline and compressed natural gas) versions of the Multipla, the Punto van, the Doblò and the Ducato.

•	The Lancia brand, traditionally associated with elegance and comfort, includes the sub-combact Ypsilon, as well as the Thesis and Phedra, in the full-sized and multipurpose vehicle ranges, respectively. In October 2004, the brand also launched the compact multipurpose vehicle Musa.

•	The Alfa Romeo brand, with its strong tradition of high performance, includes the Alfa 156, Alfa Sportwagon and the GT sport coupé in the intermediate segment, as well as the full-size Alfa 166 and the GTV/Spider. In 2004, the sector presented a restyled Alfa 147 and the Alfa Crosswagon, which represents the return of this brand to the four-wheel drive market.

	2004		2003		2002
		Percentage		Percentage		Percentage
	Units	of	Units	of	Units	of
	Sold	Units Sold	Sold	Units Sold	Sold	Units Sold
	(Units in thousands)
City subcompacts	291	16.5%	238	14.0%	227	12.2%
Subcompacts	674	38.2%	706	41.7%	793	42.6%
Intermediate/compact	288	16.3%	331	19.5%	373	20.1%
Intermediate	80	4.5%	77	4.5%	107	5.8%
Full-sized	9	0.5%	10	0.6%	11	0.6%
Sports cars	3	0.2%	4	0.2%	4	0.2%
Multipurpose vehicles	150	8.5%	82	4.9%	77	4.1%
Light commercial vehicles	271	15.3%	247	14.6%	268	14.4%

TOTAL	1,766	100.0%	1,695	100.0%	1,860	100.0%

     The increase in Fiat Auto’s unit sales of city subcompact vehicles was mainly due to the positive impact of sales of the new Panda, while the decline in unit sales of subcompact vehicles was primarily attributable to lower sales of the Fiat Punto in Europe, partially offset by increased sales of the new Lancia Ypsilon. The sector’s unit sales of intermediate/compact vehicles decreased, reflecting a decline in sales of the Fiat Stilo and the Alfa 147. The increase in Fiat Auto’s unit sales of intermediate vehicles was due to an increase in sales of the Alfa GT, partially offset by decreases in sales of the Lancia Lybra and the Alfa 156. The sector’s unit sales of MPVs increased sharply, reflecting sales of the new Fiat Idea and, in the fourth quarter of the year, the new Lancia Musa, as well as an increase in sales of the Fiat Multipla, partially offset by decreases in sales of the Fiat Ulysse and the Lancia Phedra. The sector’s unit sales of light commercial vehicles increased due to higher sales of the Fiat Strada, Fiat Ducato and the new Fiat Panda van.

     The following table sets forth for the years indicated the market shares of the Fiat Group and its major competitors in each of the automobile markets indicated.

													Total Western
	Italy			Germany			France			United Kingdom			Europe
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Fiat Group	28.0	28.0	30.2	2.5	2.7	3.2	3.2	3.6	4.1	3.2	3.3	3.7	7.2	7.4	8.2
VW Group	10.6	11.4	12.4	30.0	30.0	29.6	10.2	10.1	10.7	12.8	12.4	12.1	18.1	18.2	18.2
General Motors/Opel	7.6	7.3	8.4	10.5	10.5	10.8	5.6	6.3	5.9	13.4	12.6	12.9	9.6	9.8	10.0
PSA Group	11.2	11.1	9.9	5.6	5.9	5.4	30.8	32.4	33.5	10.6	11.6	13.2	14.0	14.8	15.1
Ford	9.6	8.8	9.6	9.1	7.3	9.8	6.1	5.4	5.5	18.9	14.6	20.2	11.2	11.0	11.4
Renault	7.0	7.4	6.9	5.0	6.3	6.4	27.1	27.2	26.9	7.4	7.3	7.6	10.3	10.6	10.7
Japanese brands	12.0	11.4	10.1	11.8	11.5	10.7	8.3	5.6	6.2	16.8	15.8	15.0	13.1	12.7	11.6
Others	14.0	14.6	12.5	25.5	25.8	24.1	8.7	9.4	7.2	16.9	22.4	15.3	16.5	15.5	14.8

TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sources:	Derived from a variety of official and non-official sources believed to be reliable, including the following agencies in the indicated countries: Italy—Ministero dei Trasporti; France—Chambre Syndicale; Germany—Krafter Bundesamt; Spain—Direccion General de Trafico (D.G.T.); United Kingdom—Society of Motor Manufacturers and Traders (S.M.M.T.).

     Distribution. Fiat Auto distributes automobiles in its principal markets through networks of dealers in each market that are organized on the basis of their coverage of specific geographic areas. At December 31, 2004, its European network consisted of approximately 1,894 dealers, of which 446 were located in Italy. Fiat Auto also maintains significant dealer networks in Brazil and in Poland.

     Fiat Auto entered into new contracts with its dealer network in the EU on October 1, 2003, in compliance with the new European “block exemption” regulation. See “—Operating Environment—European Union” below. The contracts eliminate the exclusivity clauses that were included in the previous dealer agreement, permitting dealers to sell a variety of auto brands in the same showroom, provided they are separated into brand-specific areas. The new contracts also eliminate as of September 2005 the so-called “location clause,” which gave Fiat Auto the right to determine where its dealers were located geographically, and permit auto dealers instead to sell vehicles to consumers throughout the EU. The contracts also its no longer oblige dealers to provide after-sales servicing in addition to their auto sales activities.

     Fiat Auto’s distribution strategy is based on enhancing its direct link with customers so as to increase customer satisfaction and brand loyalty, lowering distribution costs and adapting the European dealer network to take advantage of the increasing process of integration within the EU. With the goal of lowering its distribution costs, Fiat Auto continues to monitor its dealer network, using a selection process aimed at identifying productive dealers that are capable of producing higher revenues from services, parts and used cars, and supporting those dealers through a variety of marketing initiatives and programs.

     Production. Fiat Auto currently owns and operates ten plants, including six in Italy, and one in each of Poland, Brazil, Argentina and India.

     The sector’s capital expenditures totaled €1,330 million in 2004, as compared with €1,100 million in 2003, of which approximately 55% were dedicated to complete the retooling of production lines for models already on the market, to continue the installation of new and modified manufacturing systems for the models launched in 2004, and to retool production lines for new models. In addition, approximately 25% of capital expenditures were for autos purchased for the sector’s long-term leasing programs, approximately 2% were for regular maintenance at its manufacturing plants and the remainder were for other expenditures, including on the maintenance and repair of other property and equipment, as well as compliance with environmental regulations. Research and development outlays for the sector amounted to €990 million in 2004, up from €939 million in 2003.

     Financial Services. In 2004, Fiat Auto’s financial services subsidiaries, which were reorganized in 2003 as a result of the sale of 51% of Fidis Retail Italia to Synesis Finanziaria and of 100% of Banco Fiat SA (the sector’s Brazilian retail financing operations) to the Brazilian banking group Itaù, offered €11,090 million in financing to the distribution network and €6,342 million to the sector’s suppliers, or approximately 9.5% and 22.7% less than was offered in 2003, respectively. The decline in financing to the dealer network reflected, among other things, securitization programs made available to dealers directly by the sector’s manufacturing companies, while the decline in financing to suppliers reflected a reorganization and rationalization of the sector’s supply network begun in 2004. The sector’s financing and mobility services activities had revenues of €708 million in 2004, a decrease of 47.1% from €1,339 million in 2003, reflecting the deconsolidation of Fidis Retail Italia and Banco Fiat SA during the course of 2003.

     In 2004, our rental operations continued to work to strengthen the marketing and service network and to increase the profitability of new contracts. These rental operations were conducted through Leasys and Savarent. Leasys is a company jointly controlled by Fiat Auto (through Fidis Renting Italia S.p.A.) and Enel S.p.A., and is engaged mainly in long-term rentals for large, multibrand fleets. Savarent manages small and medium-size fleets through the Fiat Auto sales network. As of December 31, 2004, the sector’s rental fleet numbered 140,000 vehicles, or approximately 4.5% more than in 2003.

Agricultural and Construction Equipment

     Our agricultural and construction equipment sector is led by CNH Global N.V. As of December 31, 2004, our wholly owned subsidiary Fiat Netherlands Holding N.V. held voting power equal to approximately 84% of CNH’s outstanding common stock. CNH is a leading manufacturer of agricultural and construction equipment and has one of the industry’s largest equipment finance companies. CNH capitalizes on its brand names, Case, Case IH, New Holland, Steyr and Kobelco, which represent its dual global brand families, Case and New Holland. CNH distributes its brands in approximately 160 countries. CNH also offers retail financing for the purchase or lease of agricultural and construction equipment.

     CNH is the only global, full-line company in both the agricultural and construction equipment industries, with activities in every significant geographic and product category in each business. In 2004, approximately 42% of CNH’s net sales were generated in North America, approximately 34% in Western Europe, approximately 9% in Latin America and approximately 15% in the Rest of the World. CNH’s broad manufacturing base includes facilities in Europe, Latin America, North America, China, India and Uzbekistan. Its global scope and scale integrates engineering, manufacturing, marketing and distribution of equipment on five continents.

     At December 31, 2004, the sector employed approximately 25,700 workers, including more than 4,200 in Italy.

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

     Construction Equipment. CNH manufactures and distributes a full line of construction equipment, including crawler excavators, wheeled excavators, wheel loaders, backhoe loaders, skid steer loaders, crawler dozers and mini-excavators. The present brand and product portfolio is the heritage of many companies that have been merged into the global Case and New Holland brand families.

     In an effort to better compete in the international markets, in February 2005, CNH began the consolidation of its New Holland, Kobelco, Fiat Kobelco, FiatAllis and Orenstein & Koppel construction equipment brands in Europe and Latin America into one New Holland brand. The sector is now focusing on two construction equipment brands, Case and New Holland, in an effort to provide better support to its dealers and strengthen the dealer network, which is expected to result in the availability of a greater range of products

     Product Development. CNH continued the renewal of its product lines in 2004. In the agricultural equipment segment this led to the introduction of innovative products, including the New Holland TL-A Series utility tractors, multifunction machines with a quiet and comfortable cab and a new 4.5-liter engine, targeted to the European market; New Holland hay and forage equipment and the “Speedrower™” self-propelled windrowers for the North American market; for the South American market, the New Holland CS660 combine, featuring a 9,000-liter grain tank, and the TM 180 tractor with powershift transmission; new farm machinery from Case IH, including different tractors targeted at the European and North American markets, as well as the new Case IH AFS AccuGuide autoguidance system for the MX and STX Series tractors in the United States; and for the Brazilian market, the Case IH ASM 1224 planter. In the construction equipment segment, CNH launched new products in 2004 that include the SR-2 series compact excavators and E485 crawler excavators from Fiat Kobelco Construction Machinery S.p.A. (“Fiat Kobelco”). New products from New Holland include the LB series backhoe loaders, the EH130 short-radius excavators, and the EH160 and EH215 excavators. Case introduced three R-series backhoe loaders for Europe, together with new M Series 2 backhoe loaders for the North American market. North America also saw the introduction of the CX80 crawler excavators, with a center swing boom that can be positioned right along a foundation, and a new range of wheel loader/tool carriers.

     Restructuring and Divestitures. CNH is the result of our November 1999 acquisition of Case Corporation and combines Case’s operations with those of New Holland N.V., the former lead company of our agricultural and construction equipment sector. Following the acquisition, New Holland changed its name to CNH Global N.V. CNH formulated a plan to integrate the operations of the Case and New Holland businesses at the time of the merger. The plan was based on maintaining the dual distribution networks of Case and New Holland to optimize the worldwide market share of the combined company. In order to remain cost competitive while maintaining the two brands, CNH management developed a plan to use common platforms and share major product components while developing differentiated products that could satisfy the requirements of the different distribution networks. In the five years since the merger, CNH has implemented major structural changes, including:

•	the establishment of the dual band families;

•	the development of common components platforms for new products;

•	the restructuring of the manufacturing process and reduction of manufacturing capacity;

•	the consolidation of its parts distribution network;

•	the integration of systems and processes to create a leaner structure; and

•	the refocusing of CNH Financial Services’ operations and restoring its profitability.

     As part of this process, CNH divested or closed more than a third of its manufacturing locations, including those required to be divested to obtain regulatory approval for the merger. The number of CNH facilities fell from 60 plants at the time of the transaction to 39 at December 31, 2004, including two plants acquired since the merger. Manufacturing capacity utilization has increased from approximately 44% utilization in 1999 to approximately 65% in 2004. In addition, CNH closed 12 of its 45 parts depots while migrating to one global parts system and common parts packaging for parts that can be utilized by multiple brands or distribution networks. Through the consolidation of functional areas, CNH’s employment levels are down from approximately 36,000 at the time of the merger to approximately 25,700 at December 31, 2004, a reduction of approximately 29%.

     CNH believes that the actions described above have made a substantial contribution to its improved profitability levels in recent years, including through margin improvements on new products; the global sourcing of materials from fewer suppliers; reducing administrative costs by combining functions, reducing employment levels, outsourcing non-core functions and improving processes; rationalizing manufacturing plants and parts depots; converting to more focused manufacturing facilities; research and development efficiencies; and maintaining or improving quality.

     Markets and Competition.* Worldwide market demand (as measured by new registrations) for major agricultural equipment product lines in 2004 was approximately 17% higher than in 2003. Worldwide demand for tractors, on a unit basis, increased by approximately 18%, with increases of approximately 12% in North America, 11% in Latin America, 4% in Western Europe and 42% in the Rest of the World markets. Worldwide demand for combines was up approximately 15% over 2003, reflecting increased demand of approximately 40% in North America, approximately 17% in Latin America and approximately 15% in the Rest of the World markets, offset in part by a decline in demand in Western Europe of approximately 10%. On a unit basis, CNH’s worldwide agricultural equipment market share declined slightly, as its overall tractor market share declined by approximately one percentage point from 2003, and its combine market share declined by approximately three and one-half percentage points.

*	Market and share information for CNH presented as worldwide includes all countries in which it operates except India. Estimates of market demand and market share information for CNH are generally based on registrations of equipment in most of Europe and on retail data collected by a central information bureau from equipment manufacturers in North America, as well as on shipment data collected by an independent service bureau. Not all agricultural and construction equipment is registered, and registration data may thus underestimate actual retail demand. In many countries, there may also be a period of time between the delivery, sale and registration of a vehicle; as a result, delivery or registration data for a particular period may not correspond directly to retail sales in such a period.

     Overall worldwide market demand for major construction equipment product lines in which CNH competes increased by approximately 18% in 2004 compared with 2003. Market demand increased in all markets and for all of CNH’s major product categories. World market demand for backhoe loaders, on a unit basis, increased by approximately 22%, while demand for skid steer loaders increased by approximately 17%. Worldwide demand for CNH’s light construction equipment product lines increased by approximately 22%, and demand for CNH’s heavy construction equipment product lines increased by approximately 18%. On a unit basis, CNH’s worldwide construction equipment market share declined by approximately one percentage point. In North America, CNH’s largest market for construction equipment, its market share was approximately equal with that in 2003.

     In 2004, CNH’s net sales of agricultural equipment, as reported by CNH under U.S. GAAP in U.S. dollar terms, were approximately 12% higher than in 2003. Approximately half of this increase was attributable to the effects of the translation into dollars of sales made in other currencies, as the euro was approximately 10% stronger against the U.S. dollar in 2004 than in 2003, the Australian dollar was approximately 13% stronger, the British pound was approximately 12% stronger, the Canadian dollar was approximately 7% stronger and the Brazilian real was approximately 5% stronger. Worldwide, in addition to the effect of currency movements, net sales increased primarily as a result of higher sales volumes, a more favorable product mix, higher prices and the contribution of newly introduced products.

     CNH’s net sales of construction equipment in 2004, as reported by CNH under U.S. GAAP in U.S. dollar terms, increased by approximately 20%, with approximately a fifth of the increase being attributable to exchange rates. The larger portion of the increase reflected higher prices and an increase of approximately 19% in CNH’s wholesale unit sales of its major construction equipment products.

     The agricultural equipment industry remains highly competitive, particularly in North America, Europe, Australia and Latin America. CNH competes primarily with large global full-line suppliers, including Deere & Company and AGCO Corporation; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including, the CLAASS Group, the ARGO Group and the SAME Deutz-Fahr Group, which are expanding worldwide to build a global presence; and local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

     The construction equipment industry is also highly competitive worldwide. CNH competes primarily with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-Holding GmbH; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company (Bobcat), Hitachi Ltd., Sumitomo Construction, Manitou B.F., Merlo UK Ltd., Gehl Company and Mustang Manufacturing Company, Inc.

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

     Distribution. A strong dealer network with wide geographic coverage is a critical element in the success of any manufacturer of agricultural and construction equipment. CNH possesses one of the industry’s broadest dealer networks, consisting of approximately 11,400 dealers and distributors in approximately 160 countries worldwide. CNH reduced its total number of dealers and distributors by more than 600 during 2004, primarily in connection with the rationalization of CNH’s construction equipment brand families.

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

     In parts distribution, CNH has reduced complexity and costs by reducing the number of global parts depots from 45 to 33 and instituting a new global common parts system. Also, under a new global parts packaging system, some high-volume common parts have been distinctly packaged for each brand or brand family, while most other parts are beginning to utilize common CNH packaging. This is further reducing the cost of servicing new products by capitalizing on the common spare parts requirements of the common components in the new products.

     Production. CNH manufactures equipment and components in 39 manufacturing facilities, including those operated through joint ventures and alliances. In 2004, as part of its manufacturing rationalization plan, CNH closed its manufacturing facilities in Bundaberg, Australia; East Moline, Illinois; Racine, Wisconsin; York, United Kingdom; Crepy, France; and Neustadt, Germany. Its broad manufacturing base currently includes facilities in North America, Europe, Latin America, China, India and Uzbekistan. Similar manufacturing techniques are employed in the production of agricultural and construction equipment, resulting in certain economies and efficiencies.

     By consolidating and rationalizing manufacturing activities, CNH is reducing excess capacity, redistributing production of various products among its remaining plants to focus each facility on either the production of components or the assembly of one product category across brand families. This approach is aimed at achieving economies of scale and improved quality. Throughout the manufacturing capacity rationalization process, during which capacity utilization has increased from approximately 44% utilization in 1999 to approximately 65% in 2004, CNH’s primary focus has been on maintaining and improving product quality by embedding key quality improvement activities into the process, such as global product development and current product management processes. In addition, CNH continues to utilize regional manufacturing locations that are strategically located close to its primary markets. This geographic proximity impacts all areas of the supply chain and enhances responsiveness to changing market demands.

     CNH has also sought to achieve cost savings on materials in a number of ways. CNH’s global sourcing strategy calls for a reduction in the number of global suppliers and the use of common components on product platforms to continue to reduce purchasing costs. CNH has halved the number of its suppliers, from approximately 6,000 at the time of the merger to 3,000 by the end of 2004. Manufacturing reengineering initiatives have further reduced materials costs through the more efficient design of some components. In addition, CNH has initiated a global sourcing program to find lower-cost sources for purchased parts and components by continuing to extend supplier resourcing activities to lower-cost countries, including those where CNH already has a manufacturing presence, such as Brazil, China, India, Mexico, Pakistan and Turkey, and can work with local suppliers to develop their capabilities for supplying CNH on a global basis.

     CNH’s capital expenditures for the year amounted to €210 million, as compared with a total of €217 million in 2003, and were principally related to its initiatives to introduce new products, enhance manufacturing efficiency, further integrate its operations and expand environmental and safety programs.

     Financial Services. CNH Financial Services is the captive financing arm of CNH, providing financial services to dealers and customers in North America, Australia, Brazil and (through its joint venture with BNP Paribas Lease Group) in Western Europe. CNH Financial Services’ operations are focused on the core business of supporting agricultural and construction equipment sales by providing loans to retail customers and wholesale financing to its dealers throughout the world, with the aim of supporting the growth of CNH’s equipment sales and contributing to building dealer and end-user loyalty. Its strategy for meeting these objectives is to grow its core financing business through higher financing penetration of CNH’s equipment sales, expansion of its services offering, new product development and marketing promotions and events. CNH Financial Services is concentrating on maintaining and enhancing the quality of its core portfolio through a focus on fundamental underwriting, processing and monitoring capabilities, augmented by intensive follow-up and remarketing efforts in troubled situations, as well as on improving service levels and increasing operational effectiveness. At December 31, 2004, CNH Financial Services had a serviced portfolio of approximately $13.3 billion, including its joint venture arrangement with BNP Paribas Lease Group, through which it continues to grow its financing business in Western Europe, as compared to a serviced portfolio of approximately $12 billion at December 31, 2003. Of the total, North America accounted for approximately 63% of the serviced portfolio, Western Europe 22%, Brazil 9% and Australia 6%.

Commercial Vehicles

     Our commercial vehicles operations are conducted through Iveco and its subsidiaries and include the manufacture and sale, primarily to customers in Western Europe, of (i) commercial vehicles (Iveco and Seddon Atkinson brands); (ii) buses (Iveco and Irisbus brands); and (iii) firefighting vehicles and other types of vehicles for civil and military use (Camiva, Iveco Magirus Brandschutz, Astra and other brands). Iveco also has significant diesel engine manufacturing operations (Iveco Motors brand). At December 31, 2004, the sector employed 30,771 workers, including 14,017 in Italy.

     Iveco has in recent years renovated and rationalized its manufacturing facilities, giving each of its plants a specific mission in the production of its product line. During 2004, heavy vehicles were manufactured in Germany, Spain and Argentina; medium vehicles in Italy and Argentina; light vehicles in Italy, Spain and Brazil; and specialized vehicles in Italy, Germany and France. Buses are manufactured by the sector’s Irisbus divisions in France, Italy, Spain, Hungary and the Czech Republic.

     In 2004, the sector’s manufacturing activity also included the production of diesel engines (in Italy, France and in Brazil), other mechanical components, such as gearboxes and axles (in Italy, Spain and Ukraine), and the production of body components such as cabs, frames and pressed parts (in Italy).

Iveco’s diesel engine manufacturing operation will be part of Fiat Powertrain Technologies from 2005. In China, the sector’s Naveco joint venture (50% Iveco and 50% Yueijin Group) is active in both the light vehicle and light bus segments, while the Haveco joint venture (owned in equal shares by Iveco, the Yueijin Group and the Hanghzou Group) is active in gearbox production. Iveco also has a 50-50 joint venture with Changzhou Bus Company (“CBC”) for the production and sale of buses. CBC is one of the largest producers of mass transit vehicles in China and a leader in the domestic urban transportation market.

     In 2004, Iveco continued a program to rationalize its corporate structure, reducing the number of corporate entities to 104 from 116 through a process of sales, mergers, liquidations and similar transactions.

     Product Development. Activities in the fields of innovation and product development continued in 2004 with the commercial launches of new products in the heavy, medium and light vehicle segments. In the heavy vehicle segment, the sector launched the new Trakker, a heavy-duty articulated quarry and construction vehicle, and the Stralis ES. In the medium vehicle segment the sector added two new high-end models to the Eurocargo range and launched the new Eurocargo 4x4, with a completely redesigned cab. The Eurocargo has been the European leader in the medium vehicle segment since 2002. In the light vehicle segment, the sector launched two new Daily models, equipped with redesigned three-liter F1C engines and transmission, as well as a new Daily Agile version with an automatic transmission and stability control designed to provide a level of comfort similar to that of an automobile.

     In 2004, Iveco’s product development work focused on low-emission vehicles, in particular those powered by natural gas. In 2004, Irisbus’s hydrogen-powered CityClass bus debuted in Turin, the first public transportation vehicle in Italy equipped with a fuel-cell. At the IAA International Motor Show in Hanover in September 2004, the sector presented a new range of engines for on-road applications that already comply with Euro 4 and Euro 5 emissions requirements, ahead of the mandated deadline. Iveco also launched a new range of Vector engines for industrial use, power generation and railway and marine applications.

     Markets and Competition. In 2004, demand in Western Europe for commercial vehicles with a curb weight of 2.8 tons or more, as measured by new registrations, increased to approximately 1,064,100, or 11.8% more than in 2003. The increase reflected a 14.6% gain in the United Kingdom, a 14.3% gain in Spain, a 10.7% gain in France, a 9.6% gain in Germany and a 6.0% gain in Italy. Although Iveco conducts operations throughout the world, Western Europe is its principal market, accounting for 79.6% of its 2004 unit sales.

     Iveco sells its commercial vehicles in three market segments: light vehicles (for this sector, this is defined to mean commercial vehicles with a GVW of 2.8 to 6.0 tons), medium vehicles (6.1 to 15.9 tons) and heavy vehicles (16 tons and higher). New registrations in the light vehicle segment in Western Europe increased 13.4% to approximately 749,600 units in 2004, compared to approximately 660,900 in 2003, with all major European markets posting gains, most significantly the United Kingdom (+20.7%), Spain (+18.1%) and France (+13.3%). Market demand for medium vehicles increased 5.8% to approximately 78,600 units, with gains seen in almost all European markets, most notably in Germany (+11.3%), although new registrations declined in Italy (-0.8%). Demand also increased in the heavy vehicle segment, with new registrations up 9.1% in 2004 to approximately 235,800 units, principally as a result of gains in Germany (+16.7%), Spain (+7.7%) and France (4.6%), as well as in Italy (+3.3%), offset in part by a decline in new registrations in the United Kingdom (-1.2%).

     Iveco’s principal competitors are other European manufacturers of the full range of commercial vehicles, such as Mercedes Benz and Renault Vehicules Industriels, and manufacturers of specialized vehicles for certain segments, such as M.A.N. and Volvo (medium and heavy vehicle segments), Scania (heavy vehicle segment) and Ford Europe, Volkswagen and Fiat Auto (light vehicle segment).

     The following table sets forth for the years indicated unit sales in thousands of Iveco vehicles (including light commercial vehicles, buses and other vehicles) in the sector’s principal markets, the percentage of the sector’s unit sales represented by each market and Iveco’s market share.

	2004			2003			2002
		Percentage			Percentage			Percentage
	Units	of units	Market	Units	of units	Market	Units	of units	Market
	sold	Sold	share	sold	sold	share	sold	sold	share
Italy	38.7	23.8%	29.8%	38.3	26.2%	30.5%	44.3	27.4%	31.0%
Western Europe (excluding Italy)	90.5	55.8%	8.7%	81.0	55.3%	8.8%	84.5	52.2%	9.7%

Total Western Europe	129.2	79.6%	11.1%	119.3	81.5%	11.5%	128.8	79.6%	12.8%
Rest of the World	33.1	20.4%		27.1	18.5%		33.1	20.4%

Total	162.3	100.0%		146.4	100.0%		161.9	100.0%

Sources:	Derived from a variety of official and non-official sources believed to be reliable, including the following agencies in the indicated countries: Italy—Ministero dei Trasporti-Motorizzazione Civile Trasporti in Concessione (M.C.T.C.); France—Association Auxiliaire de l’Automobile (A.A.A.); Germany—Kraftfahrt Bundesamt; Spain—Direccion General de Trafico (D.G.T.); United Kingdom—Society of Motor Manufacturers and Traders (S.M.M.T.); Brazil—Associação Nacional dos Fabricantes de Veiculos Automores (A.N.FA.VE.A).

     The following table sets forth the sector’s unit sales in thousands by product segment—light, medium and heavy commercial vehicles, buses and other vehicles—for each of the years indicated.

	2004	2003	2002
Light commercial vehicles	91.0	81.5	91.6
Medium commercial vehicles	21.1	19.3	24.6
Heavy commercial vehicles	37.6	32.9	31.6
Buses (1)	8.6	8.6	8.8
Other vehicles (2)	4.0	4.0	5.3

Total	162.3	146.3	161.9

(1)	Irisbus and Iveco’s bus division
(2)	Astra, defense and firefighting vehicles.

     In 2004, Iveco sold approximately 162,300 vehicles worldwide, or 10.9% more than in 2003. Iveco’s sales including those by associated licensees, which amounted to approximately 57,500 units (49,600 in 2003), totaled approximately 219,800 units (196,000 units in 2003). In Western Europe, Iveco sold approximately 129,200 vehicles, or 8.3% more than in 2003. Iveco reported significant increases in unit sales in France (+14.6%), Germany (+16.5%) and Spain (+13.4%), while its sales expanded at a slower rate in the United Kingdom (+5.9%) and in Italy (+1.1%).

     Iveco’s share of the overall Western European market for vehicles with a GVW of 2.8 tons or more declined to 11.1% in 2004, or by 0.4 percentage points from the level recorded in 2003, as its market share in the light vehicle segment decreased by 0.5 percentage points to 9.3% and its share of the heavy vehicle segment decreased by 0.2 percentage points to 11.1%. However, Iveco retained its leadership of the Western European medium vehicle segment, as its market share increased 0.8 percentage points to 28.2% in 2004, partly as a result of the new Eurocargo, which was launched in 2003.

     Iveco’s sales to Eastern European countries rose to 10,800 units, an 11.9% increase compared to 2003. In non-European markets, Iveco sold approximately 22,300 vehicles, a 27.7% increase from

17,500 vehicles in 2003, primarily as a result of strong sales in Latin America, where Iveco’s unit sales increased by approximately 78% to 9,700 vehicles. In China, the sector’s Naveco joint venture produced and sold approximately 15,000 light vehicles, up 2.4% from 2003. In India, Iveco’s Ashok Leyland affiliate, in which the sector holds a 15.3% interest, built and sold a total of approximately 52,200 vehicles, an increase of 14.3% from 2003, which was mainly a result of growth in demand in the domestic market. In Turkey, Otoyol, a joint venture with the Koç Group in which Iveco holds a 27% interest, sold approximately 5,260 units, or 19.6% more than in 2003.

     In Argentina, Iveco’s sales and manufacturing activities increased significantly, particularly in the heavy vehicle segment, as the Argentine market started recovering from its deep slump of 2001 and 2002. Iveco sold a total of 2,250 vehicles in Argentina in 2004, almost double the 1,214 sold in 2003.

     Irisbus sold a total of 8,262 units in 2004, a decline of 0.5% from 8,307 in 2003, mainly due to a slowdown in France (which rivals Italy as its most important market), where the overall number of new registrations declined by 2.4%. However, Irisbus’s market share in Western Europe increased 0.7 percentage points in 2004, to 25.8%, reflecting gains in Irisbus’s share of the Italian market (+1.0 percentage points) and the Spanish market (+1.7 percentage points), due primarily to increases in sales of minibuses and city buses, offset in part by declines in France (-2.6 percentage points) and the United Kingdom (-0.6 percentage points), as a result of strong competition from other bus companies. Overall new registrations of buses in Western Europe increased 2.9% to 24,493 vehicles in 2004, compared to 23,805 in 2003, primarily reflecting increases in Italy (+19.2%) and Spain (+9.4%), offset in part by declines in Germany (-5.7%) and France (-2.4%).

     Iveco sold approximately 435,000 diesel engines in 2004, an increase of approximately 14.9% from 2003, primarily reflecting increased sales to CNH and sales of light engines to Sevel S.p.A., a joint venture between Fiat Auto and the PSA Group. Sales to other Fiat Group sectors and to third parties accounted for 62.2% of Iveco’s engine production in 2004, compared to 61.0% in 2003.

     Distribution. Iveco has adopted a global strategy of distributing its products through networks of independent, professional dealers, as well as through Iveco-owned dealers and branches, seeking to provide high-quality service with a widespread geographic presence. At December 31, 2004, in its commercial vehicles network, Iveco had 585 dealers in all parts of the world, including 224 in Western Europe, 68 in Eastern Europe, 93 in Africa and the Middle East, 68 in Central and South America and 132 in the Asia Pacific region, with a total of 1,479 sales points and 4,425 service points. Iveco Motors also operates in North America, with 17 dealers, 97 sales points and 186 service points.

     During 2004, Iveco’s management took two different approaches to network organization: for Western Europe and other mature markets, it further consolidated its dealer network as part of its efforts to improve the quality of customer service, increase profitability and reduce the overall cost of distribution. In the Rest of the World, Iveco started a process of geographic expansion, increasing the number of distributors, together with a specific program for product development.

     In 2003, Iveco entered into new contracts with its dealers in the European Union to comply with the new EU “block exemption” regulation that took effect on October 1, 2003. See “—Operating Environment—European Union.” The contracts eliminate the exclusivity clauses that were included in the previous dealer contracts, permitting dealers to sell a variety of commercial vehicle brands in the same showroom, provided they are separated into brand-specific areas. The new contracts also eliminate, as of September 2005, the so-called “location clause,” which gave Iveco the right to determine where its dealers were located geographically, and permit dealers instead to sell vehicles to consumers throughout the EU. Despite implementation of the new contracts, to date, few of Iveco’s EU dealers have converted to multi-brand dealerships.

     Iveco is also extending the concept of non-exclusivity and other qualitative standards from the EU to other distributors in its network, depending on the requirements of local law, in order to permit the Iveco network to present to customers a uniform image and to have a clear and consistent framework for the sector’s dealer agreements around the world. Iveco is currently negotiating these contracts in Turkey, Morocco and Algeria, among other countries.

     In 2004, Iveco undertook a reorganization of its operations in Turkey, working with the Koç Holding Company to revise their industrial and commercial collaboration arrangements, and formulating a new, specifically tailored strategy for the development of the Turkish market and its local product lineup over the period through 2009. The sector also plans to reorganize its distribution network in South and Central America, particularly in Brazil and Argentina, to capitalize on current favorable market conditions and to improve dealer standards.

     Production. At December 31, 2004, the commercial vehicles sector had 39 manufacturing facilities, including 14 in Italy, seven in France, four in Spain, four in Germany, two in each of Hungary and Brazil, and one in each of Austria, the Czech Republic, Argentina, Australia, Ethiopia and Venezuela. Together, these factories produced a total of approximately 154,800 vehicles and 429,200 diesel engines in 2004 (143,500 vehicles and 379,000 diesel engines in 2003).

     Iveco’s international expansion in recent years has focused on joint ventures (such as those active in China, Turkey and India) and licensing agreements in markets where management believes that growth opportunities exist. Commercial vehicles for Iveco are currently produced by companies outside the Group in Asia, the Middle East and Africa, in each case pursuant to licensing arrangements with Iveco.

     In 2004, Iveco also continued to expand its portfolio of maintenance and repair contracts, with a total number of contracts in force of approximately 41,800 at December 31, 2004, compared to 41,000 at the end of 2003.

     Capital expenditures for the year amounted to €148 million, of which €136 million related to industrial investments, as compared with a total of €210 million in 2003, with the decline being largely attributable to the completion in prior years of a major program of investment in engine production lines and the restyling of the medium and heavy product lines. Investments in vehicles for fleet leasing activities accounted for the remaining €12 million of the 2004 total (having totaled €28 million in 2003), with the decline being largely attributable to a decline in leasing activities in the United Kingdom and Spain.

     Financial Services. Iveco offers financial and leasing services related to the sale of its vehicles through Iveco Finance Group. In 2004, the Iveco Finance Group signed 27,021 contracts to finance the sales of new vehicles, up from 22,533 in 2003, with the 20.0% increase being largely attributable to growth in the financing of light vehicles. The Iveco Finance Group also signed financing contracts for approximately 7,271 used commercial vehicles, buses, trailers and semitrailers, a decline of 4.2% from the 7,587 financing contracts signed in 2003. Overall, the sector provided financing for approximately 25.2% of the vehicles sold by Iveco in 2004, up from 22.0% in 2003. The sector’s total portfolio of financing contracts outstanding at December 31, 2004, amounted to approximately 103,080 (103,345 at December 31, 2003), with a total net value of approximately €2,575 million (€2,312 million at the end of 2003).

     In its leasing operations, Iveco’s fleet of rental vehicles numbered approximately 3,770 at the end of 2004, compared to approximately 4,600 at the end of 2003, with 155 new contracts signed during the year.

     In April 2005, Iveco agreed to enter into a joint venture with Barclays to provide commercial vehicle financing and leasing services to Iveco customers in France, Germany, Italy, Switzerland and the U.K. In June 2005, Iveco sold to Barclays a 51% stake in its newly created subsidiary Iveco Finance Holdings for consideration of €119 million. Prior to the sale, Iveco had contributed to the new company the Iveco Finance Group’s dealer financing, retail finance and leasing activities, excluding these operations in Spain, as well as the Iveco Finance Group’s maintenance activities in France. The intent of the joint venture, in which Iveco retains a 49% interest, is to provide Iveco’s customers and dealers with competitive commercial vehicle financing by combining Barclays’ strengths and competitiveness in the financing business with Iveco’s expertise in the research, development, design, manufacture and sales and marketing of commercial vehicles. Barclays Asset and Sales Finance already has a strong presence in many of Iveco’s principal markets and we expect Iveco Finance Holdings to provide opportunities for further expansion of existing operations, as well as the development of new markets.

Ferrari-Maserati

     We control Ferrari, the luxury sports car manufacturer. The highly specialized nature of Ferrari’s products, design processes, manufacturing techniques and distribution channels necessitates management that is itself specialized and different from that of our core automotive business, which is the manufacture and sale of automobiles to mass market consumers. For these reasons, the management of Fiat S.p.A., rather than that of Fiat Auto, has directly overseen our luxury sports car operations; accordingly, Ferrari-Maserati’s results have been excluded from those of the automobiles sector, and, since 2002, have been reported as a separate sector.

     Until 2005, Ferrari had primary operational responsibility for Maserati, also a luxury sports car manufacturer, of which Ferrari owned 100%. In April 2005, Ferrari transferred ownership of Maserati to Fiat to permit closer cooperation between Maserati and Fiat Auto’s Alfa Romeo unit. See “—Recent Developments” above.

     The Ferrari-Maserati sector contributed 3.0% of our total 2004 net sales and revenues, prior to eliminations and consolidating adjustments.

     In 2004, Ferrari remained at the top of the world’s most popular automobile racing series, retaining the Formula One World Constructor’s Championship for the sixth consecutive year and winning the Driver’s Championship for the fifth consecutive year. The sector’s revenues totaled €1,512 million in 2004, an increase of 20.0% from the €1,261 million reported in 2003, reflecting both higher sales of Maserati models, primarily attributable to the success of the Quattroporte, and an increase in shipments by Ferrari despite the phase-out of its 360 Modena model, reflecting sales of the 360 Challenge Stradale and 612 Scaglietti, as well as the new F430 launched commercially in the last quarter of 2004.

     The following table shows for the years indicated the sector’s vehicle shipments to dealers in its principal markets:

	2004			2003			2002
	Ferrari	Maserati	Total	Ferrari	Maserati	Total	Ferrari	Maserati	Total
Italy	529	628	1,157	520	361	881	518	403	921
Europe excl. Italy	2,028	2,042	4,070	1,881	1,249	3,130	1,924	1,664	3,588

Total Europe	2,557	2,670	5,227	2,401	1,610	4,011	2,442	2,067	4,509
United States	1,434	1,186	2,620	1,400	876	2,276	1,206	1,172	2,378
Rest of the World	859	1,021	1,880	639	414	1,053	616	328	944

Total	4,850	4,877	9,727	4,440	2,900	7,340	4,264	3,567	7,831

     The sector introduced several new models in 2004, under both its Ferrari and Maserati names. Ferrari launched the 612 Scaglietti, the F430, with Formula One-inspired innovations including an electronically controlled transmission and steering wheel-mounted controls and paddle shifters, and the SuperAmerica, a convertible with a 12-cylinder engine. Maserati launched its new Quattroporte commercially in March 2004, and also introduced the Gran Sport, a racing-inspired coupé aimed at younger customers, a special series Spyder 90th Anniversary and the MC 12, a road version of the racecar used in the FIA GT championship.

     The Maserati MC12 Competizione began competing in the FIA-GT Grand Touring championship in September 2004, winning twice and placing in all four of the races it participated in. Maserati also completed the second edition of the Vodafone-Maserati single marque trophy.

     The Ferrari brand’s main markets are Western Europe, the United States and Japan (included in “Rest of the World” in the table above).

     Vehicle shipments for the Ferrari brand totaled 4,850 units in 2004, up 9.2% from 4,440 in 2003, primarily as a result of an increase of 34.4% to 859 in shipments to the Rest of the World, compared to 639 in 2003. Shipments to the United States, which remained the brand’s largest single market, increased by 2.4% to 1,434 units, compared to 1,400 in 2003. In Europe shipments increased by 6.5% to 2,557 units, compared to 2,401 in 2003, reflecting increases of 95 units in Western Europe (excluding Italy) and of 52 units in Eastern Europe. Germany remained the largest single market in Europe, and second worldwide for sales, with 660 units, generally in line with 2003 sales. Sales to the Italian dealer network totaled 529 units, compared to 520 in 2003.

     Sales to the Maserati network totaled 4,877 in 2004, compared with 2,900 in 2003, an increase of 68.2%, primarily reflecting increased shipments to the United States (1,186 units, +35%), where the brand was reintroduced in 2002 following an absence of more than 10 years, Germany (785 units, +68%) and Italy (628 units, +74%). The increased sales in Germany and Italy were largely attributable to demand for the new Quattroporte sedan.

     In 2004, the sector sold a total of 9,565 units to end customers, an increase of 35.2% from 7,077 in 2003. Of these, Ferrari accounted for 4,975, (4,238 in 2003, +17.4%), while Maserati accounted for 4,590 (2,839 in 2003, +61.7%).

     In recent years, the number of models competing in Ferrari’s primary market segment has been increasing, reaching 25,000 units in total for the largest eight markets worldwide in 2004, compared to 7,600 in 1999, primarily as a result of new entries in the category, such as the Lamborghini Gallardo, the

Bentley Continental GT, and the Ford GT (particularly for the U.S. market), and the development of product ranges by other competitors, such as Aston Martin (Vanquish/S, DB9 and DB9 Volante), Porsche (Turbo S version, Turbo Cabrio, GT2) and Mercedes (new SL55AMG, SL65AMG and SL600).

     The market segment in which the Maserati Coupé and Spider compete reached 62,238 units worldwide in 2004, with the main competitors being the BMW Series 6, the Jaguar XK, the Mercedes SL, CL and CLK and the Porsche 911 Carrera. In the luxury sedan segment, which reached 59,069 units worldwide, the Quattroporte’s main competitors are models including the Audi A8 4.2—6.0, the BMW 745-760, the Jaguar XJR and the Mercedes S Class.

     In 2004, the sector completed a revision of its distribution system in order to comply with the new EU block exemption regulation. See    “—Operating Environment—European Union” below. The sector now has separate contracts for its vehicle distributors and for after-sales repair services. In addition, dealers in the EU no longer are granted exclusivity rights with respect to a particular territory.

     At December 31, 2004, the sector employed 3,322 workers, including 3,070 in Italy.

     The sector currently owns and operates three production facilities, all of which are located in Italy. However, one of these plants has been leased to Maserati following its transfer to Fiat in 2005.

Components

     Our operations in the components sector are led by our wholly owned subsidiary Magneti Marelli Holding S.p.A.

     Magneti Marelli supplies components to nearly all of the world’s major car manufacturers, including the PSA Group, Renault, Volkswagen, DaimlerChrysler, BMW, Ford and Opel (GM’s European subsidiary), as well as to other companies of the Fiat Group (Fiat Auto and Iveco). Magneti Marelli is among the largest European producers of lighting systems. The components sector contributed 7.6% of our 2004 net sales and revenues, prior to eliminations and consolidating adjustments.

     In 2004, Magneti Marelli operated principally through five business units: lighting, engine control, automotive suspensions, electronic systems and exhaust systems.

     Magneti Marelli focuses on developing complete modules and systems in its main product lines, which include lighting systems using innovative technologies, engine and gearbox controls, electronic systems and exhaust and suspension systems. In a business environment that is increasingly global and competitive, the main trend characterizing the components industry continues to be the demand for increasingly sophisticated products at lower costs. At the same time, carmakers are pursuing solutions that simplify manufacturing processes and are requiring components manufacturers to supply systems and modules that are designed in cooperation with their own design staff. In response to these trends, Magneti Marelli has developed a strategy based on innovation, focusing on businesses that supply complete systems with high technology content.

     In 2004, global production of cars and light commercial vehicles increased by approximately 4%, reaching 61 million units, although performance varied across countries and geographic regions, and increases were concentrated mainly in South America and in Eastern Europe, in particular in Poland.

     The Western European market has remained relatively steady since 2003, with a total production of 16.6 million units, and production was stable in the majority of the individual countries, with the exceptions of a slight increase in Germany and slight decreases in Italy and Sweden in 2004.

     In 2004, a significant portion of the sector’s budget was devoted to investments in research and development and capital expenditures, which amounted to €380 million, or 10.0% of Magneti Marelli’s revenues (compared to €306 million, or 9.5% of revenues, in 2003). This amount included €187 million of investments in tangible fixed assets and €193 million in research and development projects, which were focused on product innovation.

     The sector operates worldwide through 53 production plants, of which 18 are located in Italy, nine in Brazil, five in France, three in each of Poland, Spain, Mexico and China, two in each of the United States and Germany, and one in each of Russia, Argentina, the Czech Republic, Malaysia and South Africa. As of December 31, 2004, the sector employed 21,868 workers, including 7,233 in Italy.

     In 2004, Magneti Marelli reported revenues of €3,804 million, an increase of 18.7% from the €3,206 million reported in 2003. The increase primarily reflected the consolidation of Electronic Systems (which contributed €476 million in revenues during the year), as well as improved sales at all business units despite relatively stable volumes, largely reflecting new products with a higher technology content, such as the Diesel Buy system introduced by the engine management business unit and new high-intensity discharge xenon headlamps and adaptive front light systems introduced by the lighting business unit. In addition, the sector’s automotive suspension business unit reported higher sales volumes, reflecting increased sales in Poland, where Fiat Auto’s new Panda went into production. In 2004, approximately 32% of the sector’s revenues came from sales to other Fiat Group companies, as compared with approximately 35% in 2003.

     Effective January 1, 2004, Magneti Marelli consolidated Electronic Systems on a line-by-line basis following its acquisition of control over this strategic supplier of Fiat Auto and other automotive groups. In 2002, Electronic Systems had been sold to the Mekfin Group, which later sold it to the Ixfin Group. However, in 2003 an agreement between the Ixfin Group and the Fiat Group was signed providing for Magneti Marelli to become increasingly involved in the management of Electronic Systems. In the context of this agreement, among other things, we acquired a call option exercisable at any time up to December 31, 2004, to repurchase Electronic Systems. On July 28, 2004, the Fiat Group decided to acquire full ownership of Electronic Systems by exercising its call option for consideration of €96 million (including cash and the assumption of debt).

     In September 2004, Magneti Marelli sold 100% of Midas in Europe and Latin America to the Norauto Group for approximately €48 million, generating a net pre-tax gain of approximately €28 million. These activities were deconsolidated as of September 30, 2004.

     In March 2005, Magneti Marelli signed an agreement with Koç Holding to increase its stake in Turkish automotive supply company Mako to 95% from 43%. Mako, located in Bursa, Turkey, has approximately 1,000 employees and annual revenues of approximately €100 million, of which approximately 30% are attributable to automotive lighting systems and 70% to electromechanical components and thermal systems.

Production Systems

     Our wholly owned subsidiary, Comau S.p.A., became the lead company of the production systems sector in 2003, following former lead company Comau B.V.’s contribution to it of its equity interests in the sector’s operating companies. Comau B.V. subsequently merged with certain of our other holding companies (with the resulting entity taking the name of Fiat Netherlands Holding N.V.) as part of our efforts to streamline our operations and lower administrative costs.

     Comau’s core business is the engineering and manufacturing of industrial automation systems and related products, mainly for the automotive industry. Its principal products include metalworking systems, mechanical assembly systems, body welding and assembly systems, sheet metal dies and injection molds, handling systems, robotics, product and process engineering, software engineering and systems, and specialized maintenance services. The sector’s principal customers are international automotive manufacturers, including the automotive sectors of the Fiat Group. Production systems contributed 3.4% of our total 2004 net sales and revenues, prior to eliminations and consolidating adjustments.

     In 2004, Comau’s activities in the main markets in which it operates continued to be adversely affected by a climate of uncertainty and by the financial difficulties experienced by most automotive manufacturers, both of which curbed capital investment. In Europe, the situation remained uncertain, and new investments by automotive manufacturers focused on rationalization of existing plants with a view to increasing re-utilization, flexibility and capacity utilization. In the United States, local automotive manufacturers slightly increased their investments while facing growing competition from Japanese and Korean car producers. In South America, increased economic and political stability in our main markets drove a slow recovery in investments by automotive manufacturers, while the performance of other emerging markets was even more positive.

     In 2004, the sector received €1,463 million in new orders for contract work, an increase of 5.0% from 2003, reflecting strong growth in the volume of orders in the NAFTA region (comprising the U.S., Canada and Mexico) that more than offset the unfavorable effect of the depreciation of the dollar against the euro. Overall in 2004, the sector acquired approximately 55% of its orders for contract work in Europe, 32% in the NAFTA region, and 13% from the Mercosur region (comprising Argentina, Brazil, Paraguay and Uruguay) and new markets (including 4% in China). Approximately 20% of Comau’s orders during the year were from other Fiat Group companies (approximately 19% in 2003), with the remainder coming from other automotive manufacturers.

     The results of Comau’s maintenance service operations, carried out by Comau Service, were substantially in line with the previous year, with revenues of about €338 million, approximately 52% of which from companies in the Fiat Group and approximately 48% from non-captive customers (compared to approximately 46% from non-captive customers in 2003). Effective January 1, 2004, Comau sold its industrial plant maintenance activities to Fiat Auto and Fiat-GM Powertrain at their respective plants in Italy and Poland. Comau sold its sheet-metal dies activities at Fiat Auto’s Mirafiori plant to Fiat Auto and the former Fiat-GM Powertrain joint venture during the first quarter of 2004. In the first quarter of 2005, Comau sold its service activities in Europe related to Iveco’s, Magneti Marelli’s and CNH’s businesses.

     Comau recorded revenues of €1,716 million in 2004, a decline of 25.2% from the €2,293 million recorded in 2003, largely reflecting the impact of the sale of its sheet-metal dies activities noted above. The decline also reflected lower revenues from contract work, mostly in the NAFTA region (where sales were also negatively impacted by the weakness of the dollar against the euro) because of a smaller order backlog at the beginning of the year. In 2004 approximately 25% of the sector’s revenues came from sales to other Fiat Group companies (23% in 2003).

     Competition in this sector mainly consists of large diversified international groups operating in the field of production systems for the mechanical and automotive industry. The competitive environment, which reflects a structural excess of production capacity in the traditional industrialized countries, benefits producers that can offer a wide range of production systems on an international basis and are capable of engineering flexible and innovative manufacturing solutions.

     At December 31, 2004, Comau’s activities were conducted through 27 manufacturing facilities, consisting of 12 in the United States, four in Italy, three in France, two in each of the United Kingdom and South Africa, and one in each of Mexico, Poland, Spain and Turkey. At December 31, 2004, the sector employed 13,328 workers, including 3,942 in Italy. The reduction in the number of facilities by eight since December 31, 2003, was primarily attributable to the sale of two facilities in Italy and the rationalization of Comau’s operations in the United Kingdom.

Metallurgical Products

     Our metallurgical products sector is led by Teksid S.p.A., of which we own 80.5%. The remaining 19.5% of Teksid is owned by Renault S.A.

     Teksid, which comprises a cast iron business unit and a magnesium business unit, contributed 1.8% of our total 2004 net sales and revenues, prior to eliminations and consolidating adjustments. Teksid responded to the problems associated with increased prices for raw materials and unfavorable exchange rate developments by continuing its implementation of operational efficiencies and renegotiating its trade conditions with customers on more favorable terms. We expect that the sector’s aggressive restructuring plan launched in 2002, which is aimed at bringing production structures and profitability into line at all the unit’s production plants through measures including reallocating production to more profitable plants and improving operational efficiencies, to be fully completed by the end of 2005. This includes restructuring measures at Teksid’s own plants (particularly Crescentino, Italy), as well as at its subsidiaries Société Bretonne de Fonderie et de Mecanique and Funfrap-Fundicao Portuguesa S.A., in France and Portugal, respectively.

     In 2004, Teksid’s cast iron business unit, which produces cast iron auto parts, saw a rise of 14.3% in revenues reflecting an increase in sales related to a contract with GM in Brazil entered into in 2003. Moreover, Teksid maintained a significant sales effort, acquiring contracts in China from Japanese manufacturers and further consolidating its relations with Renault and the PSA Group in Europe and Italy.

     Teksid’s magnesium business activities are carried out through Meridian Technologies Inc., a 51%-owned joint venture with Norsk Hydro ASA. The predominant market for the magnesium business unit, which produces magnesium auto parts and operates under the Meridian brand, is in North America, which in 2004 accounted for approximately 80% of its revenues (in line with 81% in 2003). The unit also maintained its focus on serving customers outside the Fiat Group, with the Group accounting for approximately 5% of the total in 2004 (approximately 6% in 2003). The unit’s revenues declined by 4.2% in 2004, in spite of a 4.9% increase in unit sales, largely as a result of adverse exchange rate movements, and in particular the appreciation of the euro against the dollar. In 2004, the magnesium business unit started production at both a new plant in the United Kingdom and at Shanghai Meridian Magnesium Products Co. Ltd. (a 60%-owned joint venture of Meridian Technologies formed in 2003 with Chinese partners to produce magnesium auto parts for the Chinese market).

     In 2004, Teksid reported revenues of €911 million, as compared with a total of €844 million in 2003, reflecting improved sales volumes at both the cast iron business unit (+11%, due to increased demand in North America and Brazil) and the magnesium business unit (+4.9%), the positive impact of which more than offset negative exchange rate effects. In both 2003 and 2004, approximately 13% of Teksid’s revenues were derived from sales within the Group.

     The sector’s principal competitors are divisions of other automobile manufacturers, as well as other manufacturers of metallurgical products operating in different markets. Competition is based primarily on price and the reliability of the products, which in turn is dependent upon the technology used to produce them.

     At December 31, 2004, the metallurgical products sector had 12 manufacturing facilities, consisting of two in each of Italy and France, and one in each of the United States, Brazil, the United Kingdom, Poland, Mexico, Canada, Portugal and China. At year-end, Teksid employed 8,571 workers, including 1,229 in Italy.

     Renault, Teksid’s minority stockholder with an interest of approximately 19.5%, has the right to require us to purchase its holdings in Teksid under certain circumstances, as follows:

•	if we fail to comply with the terms of the joint venture agreement or one party is subjected to a receivership or any other insolvency procedure;

•	if Renault’s interest in Teksid falls below 15%;

•	if Teksid decides to make a strategic investment outside the foundry sector; or

•	if another auto manufacturer acquires control of Fiat.

We also have similar rights to purchase Renault’s stake under these same conditions should they occur and Renault decide not to exercise its put right.

     In addition, Teksid and Norsk Hydro have certain rights with respect to their Meridian Technologies joint venture in the event the board of directors cannot agree unanimously with respect to certain specified strategic decisions. In such event,

•	Norsk Hydro has the right to require Teksid to purchase its 49% holding in Meridian Technologies; and

•	if Norsk Hydro declines to exercise this option, Teksid may require Norsk Hydro to sell its 49% holding to Teksid.

We consider the possibility that such a deadlock between Teksid and Norsk Hydro will arise to be quite remote.

     See Note 14(iii) to the Consolidated Financial Statements included in Item 18 for a discussion of these agreements.

Services

     This sector, led by Business Solutions, provides integrated corporate services and business process outsourcing. In 2004, as part of the Group’s strategy of refocusing on core businesses, Business Solutions continued to refocus its activities on providing services to Group companies to support our efforts to improve efficiency following the significant slowdown in the business services market in Italy in 2003.

     Business Solutions reported revenues of €1,572 million in 2004, a decrease of 13.4% from the €1,816 million recorded in 2003. In 2004, sales to other Group companies accounted for approximately

49% of the sector’s total sales, compared to approximately 44% in 2003. Business Solutions contributed 3.1% of our total 2004 net sales and revenues, prior to eliminations and consolidating adjustments.

     Business Solutions operates in the four main areas of activity described below.

•	Human Resources. Human Resources provides payroll management, training, temporary employment and other human resources services. In 2004, revenues were €261 million, of which approximately 77% were from customers outside the Group, especially for training and temporary employment services, compared to revenues of €231 million in 2003, when third-party customers accounted for approximately 73% of revenues. In December 2004, the unit sold 65% of its stake in Worknet, a temporary employment services company, to Generale Industrielle for €5.85 million, and the remaining 35% stake was sold to Generale Industrielle in February 2005.

•	Facility Management. This unit continued undergoing significant restructuring in 2004, with the sale of 100% of Fiat Engineering S.p.A., following the divestiture of the unit’s real estate management services business in 2003. See Item 5. “Operating and Financial Review and Prospects—Changes in the Scope of Consolidation” for additional information on the sale of Fiat Engineering. The unit’s activities in 2004 were refocused mainly around the facility management operations and maintenance activities carried out through Ingest Facility S.p.A. at civil and industrial sites. The unit’s revenues in 2004 totaled €254 million, compared to €624 million in 2003, with the decrease being primarily attributable to the deconsolidation of Fiat Engineering. Customers from outside the Fiat Group accounted for approximately 57% of the unit’s revenues in 2004, compared to approximately 73% in 2003.

•	Administrative Services and Procurement. This unit, through Fiat Gesco, provides management and back office services, mainly within the Fiat Group. The unit also includes SADI (customs services), Fast-Buyer S.p.A. (traditional and online purchasing) and Risk Management S.p.A. (risk management of insurable risks). In 2004, revenues totaled €299 million (of which approximately 77% were generated by Fiat Group companies), compared to €333 million of revenues in 2003 (approximately 73% generated by Fiat Group companies).

•	I.C.T.—Information and Communication Technology. In 2004, this unit operated through subsidiaries including Global Value, a joint venture with IBM providing technology infrastructure management and software application development services. The unit also operates e-Spin, a competence center active in a number of areas, including in online applications and business process management. The unit posted revenues of approximately €728 million in 2004, of which approximately 51% were attributable to other Fiat Group companies, compared to €600 million in 2003, of which approximately 62% were attributable to Fiat Group companies. The increase in revenues was primarily attributable to the consolidation on a line-by-line basis as of January 1, 2004, of Atlanet S.p.A., which recorded €155 million in revenues in 2004. We increased our stake in Atlanet, a provider of communications services in Italy which provides us with the platform for our Italian telecommunications system, to 100% from 30% in October 2003. On June 30, 2005, we announced our entry into a strategic agreement with IBM under which, among other things, IBM will assume full control of Global Value. See “—Recent Developments—Partnership with IBM” for more information.

     The services sector also includes Sestrieres S.p.A., which manages the lift facilities in the Via Lattea ski area, a site for the 2006 Winter Olympics, and which generated revenues of €25 million in 2004.

     At December 31, 2004, Business Solutions employed 6,519 workers, including approximately 4,070 in Italy.

Publishing and Communications

     This sector’s operations consist principally of the publication and distribution of the Turin-based daily newspaper La Stampa, as well as the sale of advertising space in print, television and Internet media through Publikompass S.p.A. (“Publikompass”).

     In 2004, sales of Italian newspapers totaled approximately 5.7 million copies per day, a decrease of 1.7% from the 5.8 million copies per day sold in 2003. Editrice La Stampa S.p.A. (“Editrice La Stampa”) reported an average daily circulation of 339,000 copies of La Stampa, a 5.3% decrease from 358,000 copies in 2003, reflecting lower newsstand sales, a reduction in subscriptions and the fact that several joint marketing arrangements with other papers were discontinued during the year. Editrice La Stampa sharpened its strategic focus on “brand-stretching” measures, designed to increase newsstand sales of supplemental products by leveraging La Stampa’s nationally recognized brand name. Efforts to boost our newspaper readership base through distribution to students also continued.

     In December 2004, the sector began the process of investing in new printing presses, which, beginning in January 2007, will make it possible to produce a newspaper with up to 96 pages in full color and in a new, more compact size.

     Revenues from the sale of newspapers and other publishing products totaled approximately €78 million in 2004, an increase of €2 million over 2003, as sales of La Stampa’s weekly supplement Specchio (which in prior years had been included for free with the newspaper but for which in September 2003 Editrice La Stampa started charging €0.30 over the newsstand price) and brand-stretching initiatives offset the drop in circulation.

     The advertising market in Italy increased by approximately 7.3% in 2004. Demand for print advertising overall increased by 1.5% in 2004. Newspaper advertising increased by 2.0% (or by 1.7%, if free newspapers are excluded) while periodicals saw their advertising increase by 0.6%. The sector’s subsidiary Publikompass booked advertising billings of €330 million, an increase of 7.5% over 2003, reflecting new contracts entered into during the year, offset in part by the loss of a major television advertising account midway through the year. In particular, sales of advertising space to Publikompass’s newspaper clientele rose by 7.8%, an increase fueled by billings to new customers acquired during the year, while its periodical ad sales increased by approximately 19.3%.

     In this context, the publishing and communications sector posted a 6.3% increase in revenues in 2004 to €407 million, compared to the €383 million reported in 2003, or 0.8% of our total 2004 net sales and revenues, prior to eliminations and consolidating adjustments.

     At December 31, 2004, the sector had two printing plants in Italy, and employed 849 workers, all of whom are located in Italy.

Other Companies

     In addition to our operating sectors, we also have holding companies, service companies and other operations under our direct control. In 2004, these other companies contributed 1.1% of our net sales and revenues, prior to eliminations and consolidating adjustments. At December 31, 2004, these companies employed 4,454 workers, including 4,184 in Italy.

     The most significant of our other companies included in these results are the FRC and Elasis, which occupy an important place in our strategies and development plans (see “—Research and Development” below).

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

     In addition, in September 2004, we established a new Group Purchasing Coordination function, with the aim of optimizing Group purchasing, developing and coordinating our global sourcing initiatives, developing new purchasing policies and methods and monitoring purchasing activity at each of our sectors. The new function is organized into five main areas: direct materials (including commodities), indirect materials and services, low-cost sourcing, supplier quality and transport and logistics.

     Management believes that adequate supplies and alternate sources of the Group’s principal raw materials are available and does not believe that the prices of these raw materials are especially volatile.

Operating Environment

     As one of the largest industrial groups in Italy, the Fiat Group is affected by social, economic and political developments in Italy. At the same time, by virtue of our significant operations outside of Italy, we are subject to the risks normally associated with cross-border transactions, principally those relating to exchange rate fluctuations and delayed payments from customers in certain countries. Finally, because our operations are based in Europe, both the intensifying integration of the European market and the ongoing process of enlargement, which saw ten countries join the EU in 2004, will create new opportunities and challenges for our management.

     We continued to operate in a difficult international environment in 2004, characterized by weak economic growth and intensified competition, exacerbated by stagnation in automotive markets and the appreciation of the euro. In Europe in particular, a prolonged period of low GDP growth has led to the progressive contraction of the car market. This, together with the strength of the European currency, has put further pressure on prices, and has created a situation in which European original equipment manufacturers, or OEMs, are unable to pass higher input costs on to the market. Despite these challenges, we were able to improve our operating performance, reflecting the positive impact of our new models on profit margins and the implementation of cost savings measures. We also reduced our net indebtedness and improved our liquidity. We recorded operating income at the consolidated level in 2004 for the first time since 2001, and while we recorded net losses for the fourth year in a row in 2004, these losses continued to narrow from those recorded in 2002 and 2003.

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

     In 1998, Italy qualified as a founding member of the third stage of European Monetary Union on January 1, 1999, having met the convergence criteria set forth in the Maastricht Treaty with respect to the public sector deficit, inflation, interest rates and exchange rate stability. In the general election on May 13, 2001, the current center-right coalition led by Silvio Berlusconi won outright majorities in both houses of Parliament, with Mr. Berlusconi forming his government in the first week of June of that year. Notwithstanding the privatization of a considerable number of state industries and lower rates of inflation, Italy still lags behind most of its European partners, with a lower rate of economic growth than many of the other major European economies. The current majority has been seeking to implement a number of structural reforms to enhance Italy’s international competitiveness and lower the unemployment rate. Among these reforms are tax-cutting measures, an increase in social pensions, funding for large public works projects, increased labor flexibility and the devolution of power to local authorities in a number of areas, including education, health services and public safety. In April 2005, Mr. Berlusconi’s center-right majority fared poorly in regional elections, losing control of 11 of the 13 regions in which voting was scheduled, and maintaining its hold only in the Veneto and Lombardy, two of the country’s most commercially and industrially developed regions. As a result of these losses, and the subsequent defection of a key alliance party that had belonged to the governing coalition, Mr. Berlusconi was forced to resign and form a new cabinet, ending after four years the longest-serving government in post-war Italy. Mr. Berlusconi announced a new program emphasizing increasing the spending power of Italian families, reviving Italian industry and developing Italy’s southern regions, which he intends to pursue ahead of the next general elections, to be held no later than May 2006.

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

     Economy. After a moderate rebound of activity in the first three quarters of 2004, the Italian economy slipped into a recession at the end of the year, with GDP decreasing in both the fourth quarter of 2004 and the first quarter of 2005. Overall, GDP in Italy grew by only 1.0% in 2004 (compared to growth of 0.4% in each of the previous two years), marking the third consecutive year of slow growth. At current prices, GDP reached approximately €1.35 trillion in 2004, confirming Italy as the sixth-largest OECD country in terms of GDP. Growth in private consumption also slowed as the year progressed, increasing by 1.0% in 2004, compared to an increase of 1.4% in 2003. Gross capital formation growth also slowed during the course of 2004, but still grew 1.9% in 2004, following the 1.8% decrease recorded in 2003.

     The principal components of value added for 2004, at current prices, were as follows: services (67.5%); manufacturing, mining and utilities (23.1%); construction (5.1%) and agriculture, forestry and fishing (2.1%). After two years of contraction, exports grew by 3.2% in 2004, mainly due to a strong performance in the middle of the year because of a temporary weakening of the euro, as well as strong global demand growth. The increase in exports was not completely matched by the 2.5% increase in imports, therefore allowing for a small positive contribution to growth from external demand. The increase in exports over imports also reduced the current account deficit, which according to initial estimates reached €11.0 billion. According to preliminary estimates, the government budget deficit as a percentage of GDP widened further in 2004, reaching 3.0% of GDP, and continued to worsen in the first quarter of 2005.

     The following table sets forth statistical information on the Italian economy for each of the years indicated:

	2004	2003	2002	2001	2000
GDP at current prices (in billions of euros)	€1,351.33	€1,300.93	€1,260.60	€1,218.53	€1,166.55
Real GDP growth	1.0%	0.4%	0.4%	1.7%	3.2%
Current account deficit (in billions of euros)	€11.00	€16.88	€10.01	€0.74	€6.31
Total employment (in thousands)	22,404	22,241	21,913	21,605	21,210
Harmonized consumer price index (% change)*	2.3%	2.8%	2.6%	2.7%	2.6%
International reserves (not including gold) (in billions of euros)	€20.45	€24.05	€27.30	€27.70	€27.27
Public administration deficit as a percentage of GDP	3.0%	2.9%	2.6%	3.0%	0.6%

*	Beginning in 2002, the “harmonized consumer price index” measure has been calculated in accordance with a Eurostat methodology which lessens sensitivity to transient changes in prices.

Sources:	Istat, National Accounts, Banca d’Italia, Economic Bulletin and Statistical Bulletin, including revisions of data reported earlier.

     Fiat in Italy. The size and international status of the Fiat Group have significant economic implications for the Italian economy. Our net sales and revenues on a worldwide basis in 2004 were equivalent to approximately 3.5% of Italy’s GDP; our Italian employees represented approximately 1.4% of Italy’s industrial work force; and our worldwide expenditures for research and development were equivalent to approximately 23.7% of the estimated national total of expenditures by the private sector.

European Union

     The Treaty of Athens, signed on April 16, 2003, marked the culmination of the successful accession negotiations with ten countries that subsequently joined the EU on May 1, 2004. However, in a referendum held on May 29, 2005, approximately 55% of the French voting public rejected the approval of a constitution for the EU. Three days later, in a referendum in the Netherlands, the constitution was rejected by an even greater margin. These two rejections have created significant doubts regarding the viability of the proposed constitution and questions about future political and economic integration among member states, as scheduled referenda in a number of other Member States have been postponed.

     From the point of view of the economy, 2004 was not a particularly impressive year for the EU. While GDP of the enlarged EU as a whole grew by a respectable 2.1%, the overall result masks very heterogeneous performances within the various member states. Growth was mostly concentrated in economies where private consumption benefited from a strong performance of the housing market (including Spain, the U.K. and France) and in new member states, which benefited from their accession to the EU (although the relatively small sizes of their economies failed to raise the average EU growth rate in a significant way). Two of the biggest economies, Germany and Italy, showed only extremely modest growth, and growth in the EU as a whole lost momentum in the second half of 2004, reflecting both a slowdown in external demand and high oil prices.

     The growth in GDP did not manage to significantly decrease the unemployment rate within the EU, which continues to hover around 9.0%. However, the high unemployment rate did help keep in check the inflationary pressures caused by high commodity prices.

     A pick-up in growth seen in the first quarter of 2005 seems to have been caused mostly by the higher number of working days, rather than a genuine improvement in economic conditions. Overall, it is expected that the EU will underperform again in 2005.

     On October 1, 2003, the new “block exemption” regulation took effect, significantly modifying the regulatory regime governing distribution and servicing agreements for motor vehicles (passenger cars and commercial vehicles) in the European Union. Under the old regime, automakers were permitted to restrict new car sales to exclusively franchised dealers over which they exercised strict control. The new block exemption regulation, among other things:

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

     As a result of the new regulation, Fiat Auto, Iveco and Ferrari-Maserati terminated their existing dealer agreements and entered into new agreements that are in compliance with the new block exemption rules on October 1, 2003. See above, “—Automobiles—Distribution,” “—Commercial Vehicles—Distribution” and “—Ferrari-Maserati” for additional information.

United States

     In 2004, the U.S. economy continued to expand at a strong pace, with GDP growing by 4.4%, primarily due to increased domestic demand despite high oil prices and interest rate increases. Wealth gains due to the booming housing market, fueled by the still relatively low level of interest rates, helped increase private consumption. These low interest rates, along with record profit growth and tax incentives (accelerated depreciation provisions), also led to strong growth in business investment. By contrast, net exports continued to act as a drag on growth, as imports continued to expand at a faster pace than exports, despite the weaker dollar. As a result, the current account deficit widened sharply, reaching a new record high.

     An acceleration in the growth of import prices, driven mainly by commodity prices, caused an increase in inflation, although inflationary pressures have been mitigated by remaining excess capacity in the labor market. While growth remained strong at the beginning of 2005, it is expected to slow later in the year, with inflation expected to continue to increase slightly. There remain some uncertainties in this outlook, however, due to worries regarding a possible reversal of the housing market boom and the continued deterioration of external accounts.

Emerging Markets

     Brazil, Poland, Turkey, Argentina, China and India are the most significant of the many emerging markets in which we operate.

     The Brazilian economy rebounded in 2004, growing by 5.2%, up from 0.5% in the previous year. Economic activity was driven both by continued growth in exports, fueled by high commodity prices, and an increase in domestic demand, partially due to interest rate cuts implemented in the second half of 2003 and the pickup in income growth as a result of an improved labor market. Strong economic activity and high commodity prices, particularly for oil, caused increased inflationary pressures, prompting the Central Bank to increase interest rates in order to prevent increased inflation. The tighter monetary policy seems to have had an impact on the economy during the last quarter of 2004 and is expected to slow activity further in 2005, although growth is expected to remain strong. The interest rate increase also led to a strengthening of the real. However, this had no apparent negative impact on the trade surplus, which led to a second consecutive current account surplus (a record $11.6 billion) in 2004.

     Poland, which became a member of the EU on May 1, 2004, experienced strong growth in 2004, despite continued political turmoil. The economy expanded by 5.3%, mainly due to strong economic activity in the first half of the year and led by a surge in private consumption in the pre-accession period, as consumers, expecting a change in the VAT regime following accession, accelerated their purchases of durable goods. Exports also contributed positively to growth, as did investment, which increased after three years of contraction. The increase in domestic demand led to an increase in inflationary pressures, causing the Central Bank to raise interest rates. The increase in inflation proved to be short-lived, however, and the Central Bank reversed the interest rate hikes in the beginning of this year. In 2005, growth is expected to remain strong.

     In 2004, GDP in Turkey grew by 9.0%, fueled by an increase in investment and strong private consumption. Despite the strong growth and high oil prices, the annual rate of inflation was reduced to single digits for the first time in a generation. This allowed the central bank to ease monetary policy, though interest rates still remain at relatively high levels. In 2004, the current account deficit grew and there were no significant improvements in the labor market. In 2004, the EU acknowledged Turkey’s progress on reform and granted it a date for the start of membership negotiations. Growth in 2005 is expected to slow from the high rate achieved in 2004, but should remain strong nonetheless.

     In 2004, the Argentine economy registered a second consecutive year of strong growth. GDP expanded by 9.0%, driven mainly by a continued increase in investment activity. Private consumption remained strong as well. Domestic demand continued to fuel a surge in imports, though net exports, partly due to high commodities’ prices, were greater than net imports. Inflation remained subdued, despite strong economic activity, in part because of price controls. The country recently reached an agreement on its defaulted bonds with the majority of its creditors, removing one of the major obstacles on the path to normalization of the economy. In 2005, growth is expected to slow as the investment boom subsides.

     The Chinese economy continued to grow in 2004. GDP grew by an estimated 9.5%, although several indicators seem to point to an actual growth rate in excess of 10%. Investment activity remained the main engine of the economy, with private consumption and exports also making a positive contribution to growth. Inflation did pick up following a steep increase in food prices, but remained relatively benign, due to administrative price controls. Despite administrative controls put in place by the central authorities that succeeded in their goal of slowing down investment growth from the pace registered in the first half of 2004, worries regarding the possible overheating of the economy remain. An additional worry is the massive accumulation of foreign exchange reserves, fueled by record inflows of foreign direct investment and speculative capital and a current account surplus, which is making monetary policy management increasingly difficult and has revived international pressure for the revaluation of the renminbi. Judging by the initial estimates of GDP growth in the first quarter of 2005, estimated at an annual rate of 9.5%, the economy is not showing any signs of a significant slowdown.

     In 2004, GDP growth in India reached 7.1%, slightly below the previous year’s result. Growth was fueled mainly by strong activity in the manufacturing and services sectors, weighed down by an agriculture-induced slowdown in the second half of the year caused by a poor summer monsoon season. The strong performance of the economy did not translate into re-election for the incumbent ruling coalition led by the Bharatiya Janata Party, or BJP, which was defeated by the Congress-led coalition, which benefited from popular dissatisfaction in rural areas, where the benefits of strong growth have largely failed to materialize. Despite the market-oriented reputation of Manmohan Singh, the new Prime Minister, who began the economic reform process of the Indian economy in the early 1990s, the current government is struggling to implement significant reforms, mainly due to the fact that it relies on support from the Communist block in Parliament. In 2005, growth is expected to remain relatively strong, though much will depend, as always, on the summer monsoon season.

Environmental and Other Regulatory Matters

     Our manufacturing facilities are spread over numerous countries, and are therefore subject to the relevant laws and regulations designed to protect the environment, particularly with respect to plant solid and liquid waste and air emissions. In addition, vehicles we manufacture must comply with extensive EU, national and local laws and regulations, including those which regulate vehicle safety, emissions and noise. Management believes that further reductions in the environmental impact of our manufacturing processes and products are of strategic importance if we are to increase our competitiveness and meet the statutory and social requirements that exist in the countries in which we have expanded.

     In 2004, our Environmental Report, which has been published together with our Italian Consolidated and Statutory Financial Statements for the past 13 years, was combined with a new Sustainability Report, which we published for the first time. This report illustrates important initiatives in the areas of social, economic and environmental responsibility.

     The most noteworthy achievements realized during the year, in terms of environmental matters, are reviewed below:

•	Research. Together with other European automakers and component manufacturers, the FRC participates in two 15-year projects co-funded by the European Union to promote the introduction of hydrogen-powered vehicles. In addition, the FRC worked alongside Iveco, Irisbus and component suppliers to develop an advanced kit for ensuring safe operating conditions for natural gas tanks on buses.

•	Diesel engines. Iveco achieved a significant goal during the year, obtaining certified compliance of certain of its engines with the EU’s Euro 4 emissions requirements, which will come into effect in October 2006, and the Euro 5 emissions requirements, which are slated for introduction in October 2008. Versions of these engines, the Cursor 10 and 13 with SCR selective catalytic reduction and urea injection, were presented at the Hanover International Motor Show in September 2004, and will be installed in Stralis trucks.

•	F.A.Re. The F.A.Re. (Fiat Auto Recycling) System, which we launched in 1992, has gained increasing visibility. We are developing the F.A.Re. System to be consistent with Italian regulations enacted in June 2003 implementing EU Directive 2000/53/CE on the processing and recycling of vehicles at the end of their useful life. The directive has also been implemented in other major Western European markets, including Germany, the Netherlands, Belgium, France, Spain, the United Kingdom and Austria. Fiat Auto is pursuing a strategy aimed at reducing the cost of this program to zero by promoting networks for the disposal of the vehicles or taking part in networks set up by competitors. These networks are, in the majority of cases, economically self-supporting as a result of the recovery value of spare parts obtained through the recycling process. See Note 14(iii) to the Consolidated Financial Statements included in Item 18.

     Management believes that we are in substantial compliance with regulatory requirements affecting our facilities and our products in the relevant markets and is continuously engaged in monitoring such requirements and adjusting affected operations. Our management believes that environmental regulatory requirements have not had a material adverse effect on our operations.

Research and Development

     In a competitive environment characterized by continuous and rapid change, research activities are a vital component of our strategy and expansion programs. Our commitment in this area is clearly demonstrated by the financial resources and the number of researchers and technicians involved. Approximately 12,400 people at 121 centers in Italy and abroad worked on our research and development projects in 2004. Total research and development expenditures in 2004 were €1,810 million, or approximately 4% of our net sales and revenues. We are devoting special attention to developing synergies between our operating sectors and our research facilities, and in particular on increasing the cooperation between the FRC and our Elasis research project, in order to eliminate the fragmentation of resources in key areas of technology and focusing our technology strategy on strengthening brand identity.

     The research and development activities of the individual sectors are supplemented by highly innovative cross-functional research carried out by the FRC, which, with its staff of approximately 930 employees, achieved results in 2004 that had a significant impact on product and process innovation, helping to improve the industrial competitiveness of our companies. During the year, the FRC’s research and development output exceeded 470 projects, for 430 clients, 150 of whom are outside of the Fiat Group. The FRC received various awards, including the “Italy 2004—Best Innovator Award” promoted by A.T. Kearney and by the newspaper Il Sole 24 Ore, with the cooperation of Confindustria, the Federation of Italian Industries. The award honors outstanding achievement in strategic innovations.

     In 2004, the FRC’s scientific output was prolific, as witnessed by the 118 new patent applications filed during the year (as compared to 97 patents filed in 2003). With these additions, the number of active patents held by the FRC rose to 1,211.

     Other major achievements of 2004 are reviewed below:

•	Stop & Start prototype. This system is designed to automatically stop and start a car’s engine at traffic lights and during stop-and-go traffic. The prototype, which has already been tested, is expected to cut fuel consumption by over 20% under severe traffic conditions.

•	New natural gas applications for commercial vehicles. The FRC helped Iveco develop two compressed natural gas engines. The new engines, which already comply with stringent limits that are expected to take effect in the EU after 2010, are designed to increase horsepower while enhancing fuel economy, the goal of which is to lower emissions of carbon dioxide and pollutants.

•	Enhanced AMT. This provides a traction control system developed for vehicles equipped with an AMT (Automated Manual Transmission). The system is intended to ensure high efficiency and driving comfort, while reducing clutch losses and the effects of environmental conditions. Versions of the Maserati Quattroporte for the North American market already include this technology.

•	Double-sheet Hydroforming. This alternative technology for manufacturing niche products is designed to produce double-shell components of complex shape, such as a car body side panel, in a single step. The technology may reduce investments in tooling by up to 30%.

•	Safe Tunnel. Part of an EU program for the development of vehicle-infrastructure cooperative systems, this technology is designed to improve safety in tunnels by detecting malfunctions of on-board systems, focusing in particular on potential fire hazards caused by critical parts such as the brake system, and notifying a control center before the malfunctioning vehicle enters the tunnel. The center also transmits information regarding recommended speed and distance from the vehicle ahead, which could be used to drive the vehicle automatically or to provide more information to the driver.

     Our Elasis research project, with approximately 800 employees, is the largest research and development company in Southern Italy and one of the most complete and well-equipped advanced engineering companies in the European automobiles sector. Where possible, Elasis takes part in projects with national or EU funding (with 15 EU grant applications representing a total value of €78.2 million submitted in 2004). In 2003, Elasis joined with the Italian Ministry of Education, Universities and Research and the administration of the Campania region in setting up a Materials Science Center in Naples.

     In 2004, Elasis continued designing new vehicles for Group companies, while also addressing the many mobility and traffic safety issues that revolve around the automobile. Specific projects included:

•	Product and process methodologies. Work continued on development of an innovative design system, with virtual product analysis techniques used, among other things, to assess vehicle body aerodynamic performance and interior flow dynamics. We used our “virtual car” simulator, which cuts the time needed to fine-tune control systems and debug on-board electronics, to reduce validation times for electrical and electronic components and to assist in the design of new “infotainment” and navigation systems installed in models to be launched commercially in 2005.

•	Engines. We made further improvements to our FIRE series of engines, including upgrading the 1.4-liter unit to reduce fuel consumption by reducing friction and pumping losses and increasing volumetric efficiency. In addition, a turbocharged 1.4-liter FIRE engine was developed that offers higher performance than conventional powerplants—even those with larger displacements—with greater fuel efficiency.

•	Vehicles. Vehicle design work in 2004 focused on a number of initiatives for Fiat Auto, Ferrari and Maserati. In particular, Elasis developed a high-performance sports car prototype, the Alfa Romeo 8 C, whose engineering will be used on future Fiat Auto models. Together with the FRC, Elasis also designed a modular platform that can be used for vehicles with different wheelbases and for low environmental impact propulsion systems (such as natural gas and hybrids), with a goal of compatibility with current body framing lines and maximizing component standardization.

•	ICT. In this area, Elasis continued to work on product lifecycle management with a view to developing certain common standards for the Fiat Group that could lead to shorter development times and reduce the duplication of information.

     In 2004, we continued our highway-safety partnership with the Provinces of Milan and Perugia, conducting joint projects to improve mobility and safety conditions on the road network.

     The following table summarizes our research and development costs during each of the past three years by sector:

	2004	2003	2002
	(in millions of euros)
Automobiles	€990	€939	€861
Agricultural and Construction Equipment	214	229	300
Commercial Vehicles	231	212	239
Ferrari-Maserati	147	130	94
Components	193	158	162
Production Systems	17	17	17
Metallurgical Products	4	7	21
Aviation *	—	23	54
Services	—	—	—
Publishing and Communications	—	—	—
Other Companies and Eliminations	14	32	—

TOTAL	€1,810	€1,747	€1,748

*	Data for the aviation sector are shown until the date of its sale (July 1, 2003).

Description of Property

     At December 31, 2004, we owned 180 manufacturing facilities, of which 54 were located in Italy. Our remaining facilities are located principally in the United States, France, Brazil, the United Kingdom, Spain, Poland and Germany. For further information with respect to the types and locations of our manufacturing facilities, see “—Sectors” above. We also own other significant properties, mainly in Italy, including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

     A number of our manufacturing facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. This indebtedness equaled approximately €125 million at December 31, 2004, as compared to €87 million at the end of 2003.

     Management believes that our manufacturing facilities and other significant properties are in good condition and that they are adequate to meet our needs.

     We have been working to streamline production facilities as part of our efforts to reduce overhead and improve efficiency. Among other initiatives in 2004, CNH closed its manufacturing facilities in Bundaberg, Australia; East Moline, Illinois; Racine, Wisconsin; York, United Kingdom; Crepy, France; and Neustadt, Germany. In addition, in 2004, Magneti Marelli closed the Magneti Marelli Lighting plant in Cannock, United Kingdom and reorganized its Magneti Marelli Motopropulsion France SAS (a company in the engine management business unit) facilities in France, transferring certain operations from Nanterre to Argentan. Comau downsized and consolidated operations at its Comau Systèmes production facilities in France in 2004.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     Our worldwide net sales and revenues, reported as including changes in contract work in progress, decreased by 1.2%, from €47,271 million in 2003 to €46,703 million in 2004, with the decline’s being entirely attributable to changes in the scope of consolidation arising from our divestiture in 2003 of significant non-core operations, which more than offset revenue increases at most of our sectors. Excluding the results of the significant operating activities we divested during 2003 from the comparison, our revenues increased by 5.0%, or €2,205 million, from €44,498 million. See “—Changes in the Scope of Consolidation” below for additional information on the impact of these divestitures and a reconciliation of these non-Italian GAAP figures to the corresponding Italian GAAP results. In 2004, we recorded an operating profit of €22 million, as compared with an operating loss of €510 million in 2003. Excluding the results of the significant operating activities we divested during the year, our operating loss for 2003 would have been €714 million. Our total financial income and expenses amounted to net expenses of €639 million in 2004 (including a gain of approximately €300 million from the unwinding of a total return equity swap involving GM shares; see “—Results of Operations—2004 Compared to 2003,” below), as compared to net expenses of €963 million in 2003. Extraordinary income (expenses), net, amounted to expenses of €863 million in 2004, as compared to income of €347 million in 2003, when the total included €1,747 million in net pre-tax gains on asset disposals. We recorded a net loss before minority interest of €1,548 million for 2004, as compared to a net loss of €1,948 million in 2003. We recorded a net loss of €1,586 million for 2004, as compared to a net loss of €1,900 million in 2003. We analyze each of these items in more detail below.

Changes in the Scope of Consolidation

     During 2003 and 2004, we continued to divest non-core operations. These transactions had the effect of changing the scope of consolidation of the Group as a whole. You should consider the impact of these changes on the composition of the Group when reviewing the performance of the individual sectors and of the Group as a whole, as changes in the scope of consolidation had a material impact on our financial and operating results during the relevant years.

     Significant transactions that resulted in a change in the scope of consolidation during 2004 included:

•	Effective January 1, 2004, the Group consolidated Electronic Systems on a line-by-line basis as a result of our gradual acquisition of control over this strategic supplier of Fiat Auto and other automotive groups. In 2002, we had sold this business to the Mekfin Group, which later sold it to the Ixfin Group. However, in 2003, the Ixfin Group and the Fiat Group signed an agreement providing for Magneti Marelli to become increasingly involved in the management of Electronic Systems, including through a usufruct over the company’s voting shares. In the context of this agreement, among other things, we acquired a call option exercisable at any time up to December 31, 2004 to repurchase Electronic Systems. On July 28, 2004, the Fiat Group decided to acquire full ownership of Electronic Systems by exercising our call option for consideration of €96 million (including cash and the assumption of debt). For additional details of these transactions, see Item 4. “Information on the Company—Sectors—Components.”

•	In February, we sold 100% of our interest in Fiat Engineering to Maire Investimenti S.p.A. (now Maire Engineering S.p.A.), a privately held Italian company, for cash consideration of

€115 million, generating a net pre-tax gain of €58 million. At the same time, Fiat Partecipazioni S.p.A., our wholly owned subsidiary, subscribed to a capital increase in Maire Engineering S.p.A. in an amount of €34 million, and now owns 30% of its capital. Each party holds put and call options, respectively, with respect to this 30% interest, that are exercisable at a predetermined price.

•	In September, Magneti Marelli sold 100% of the Midas automotive repair and maintenance service business in Europe and Latin America to the Norauto Group for approximately €48 million, generating a net pre-tax gain of approximately €28 million. These activities were deconsolidated as of September 30, 2004.

     Significant transactions that resulted in a change in the scope of consolidation during 2003 included:

•	Iveco sold the activities of Fraikin, a company specializing in long-term vehicle leasing, to Eurazeo in the first quarter of 2003, for a price of €307 million, realizing a net pre-tax loss of €24 million. We had already written down the value of Fraikin by €210 million at the end of 2002 in anticipation of this sale. The results of these activities were deconsolidated as of January 1, 2003.

•	Also in the first quarter of 2003, Business Solutions sold to the Zunino group a stake of approximately 56% in the real estate management company IPI S.p.A. for a sale price of €107 million, realizing a net pre-tax gain of €15 million; IPI S.p.A. was also deconsolidated as of January 1, 2003. We retained a 10% equity interest in IPI S.p.A., which is accounted for at its equity value as of the date of our sale of the controlling interest.

•	In March 2003, Fiat Auto sold 100% of Banco Fiat SA, through which it conducted retail auto financing activities in Brazil, to the Itaù banking group for a sale price of €247 million, realizing a net pre-tax gain of €103 million. These activities were deconsolidated as of March 31, 2003.

•	We deconsolidated the results of our former insurance sector as of May 2, 2003, following the sale of Toro Assicurazioni and its subsidiaries to the DeAgostini Group for a price of €2,378 million, realizing a net pre-tax gain of €390 million. Receipt of the sale proceeds and the official transfer of the Toro Assicurazioni shares did not take place until July 30, 2003, following receipt of all required regulatory approvals.

•	We deconsolidated the results of Fidis Retail Italia, which had carried out retail consumer financing activities for automobile purchases for Fiat Auto, following our sale of a 51% interest in the company to Synesis Finanziaria, an Italian company owned equally by Capitalia, Banca Intesa, San Paolo-IMI and Unicredito, for a sale price of €370 million, realizing a net pre-tax loss of €15 million. At the date of sale of our controlling interest in Fidis Retail Italia on May 27, 2003, this company controlled our automobile retail financing operations in Italy and certain other European countries. In September and October 2003, following receipt of the necessary regulatory approvals, we transferred to Fidis Retail Italia most of our remaining European auto financing operations, including those in Germany and France. The final step in this transaction took place in the fourth quarter of 2004, when Fiat Auto transferred its auto financing operations in the United Kingdom to Fidis Retail Italia. The results of operations of each of these companies were fully consolidated up to their respective dates of sale. We account for the 49% shareholding we retained in Fidis Retail

Italia on an equity basis. For additional information on this transaction, see Note 3 to the Consolidated Financial Statements included in Item 18.

•	We deconsolidated the results of our former aviation sector, which was led by FiatAvio, as of July 1, 2003, following the sale of its activities to Avio Holding S.p.A., a company 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A. We sold these activities for a price of €1,509 million, realizing a net pre-tax gain of €1,258 million.

     Because of the significant contribution these operations made to our results prior to their deconsolidation, in order to facilitate an understanding of the performance of our remaining operations during the past two years, we present in this report both the results of our operations as reported by us on a consolidated basis under Italian GAAP, as well as the results of our operations in 2003 and, for comparative purposes, in 2002, on a “comparable consolidation” basis, excluding the results of the deconsolidated operations. In order to calculate the “comparable consolidation” results, we have deconsolidated from our consolidated results the amounts contributed to each line item by the deconsolidated operations, for the full year in 2002 and for the period through the date of deconsolidation for 2003.

     The following tables illustrate, respectively, the calculation of our net sales and revenues and operating profit on a comparable consolidation basis for the years ended December 31, 2003 and 2002. The table identifies each of the relevant activities and the date its results were deconsolidated, and the results of each for the relevant period. We have subtracted the total for each year from our consolidated result for that year in order to arrive at the result on a comparable consolidation basis. For purposes of these calculations, we have also added back eliminations and consolidation adjustments that are made in calculating our Group-wide net sales and revenues, in line with our practice of analyzing revenues and operating income for the individual sectors based on such measures prior to eliminations for intra-Group transactions. See the table “Operating Results by Sector” in Item 4 above. We have used the same method to calculate the other line items we discuss on both a consolidated and a comparable consolidation basis.

     Results calculated on a “comparable consolidation” basis for purposes of Italian GAAP differ from results of continuing and discontinued operations as calculated for purposes of U.S. GAAP. See Note 24(f.i) to the Consolidated Financial Statements included in Item 18.

Net Sales and Revenues

	2003	2002
	(in millions of euro)
Fraikin (January 1, 2003)	€—	€517
IPI S.p.A. (January 1, 2003)	—	31
Banco Fiat SA (March 31, 2003)	55	349
Toro Assicurazioni (May 2, 2003)	1,654	4,916
Fidis Retail Italia (May 27, 2003)	110	282
FiatAvio (July 1, 2003)	623	1,499
Fidis Retail Italia (September/October 2003)	507	457

Total	€2,949	€8,051

Consolidated	47,271	55,649
Total deconsolidated	€(2,949)	€(8,051)
Eliminations and consolidating adjustments	176	428

Comparable consolidation	€44,498	€48,026

Operating Income

	2003	2002
	(in millions of euro)
Fraikin (January 1, 2003)	€—	€20
IPI S.p.A. (January 1, 2003)	—	21
Banco Fiat SA (March 31, 2003)	7	77
Toro Assicurazioni (May 2, 2003)	35	108
Fidis Retail Italia (May 27, 2003)	39	38
FiatAvio (July 1, 2003)	54	218
Fidis Retail Italia (September/October, 2003)	69	104

Total	€204	€586

Consolidated	(510)	(762)
Total deconsolidated	€(204)	€(586)

Comparable consolidation	€(714)	€(1,348)

     Although the transactions that affected our scope of consolidation in 2004 had an impact on the comparability of information for the fiscal years 2003 and 2004 that we analyze below, we have not recalculated our 2004 consolidated results on a “comparable consolidation” basis to take the effects of these transactions into account, given their lesser aggregate impact on our consolidated financial results; these effects are therefore not reflected in the discussions below of our consolidated results on a “comparable consolidation” basis. Fiat Engineering reported revenues (prior to eliminations) of €369 million and operating income of €20 million during 2003, while Electronic Systems reported revenues (prior to eliminations) of €476 million and operating income of €26 million during 2004. Midas reported revenues (prior to eliminations) of €63 million and recorded an operating result of break-even during 2004, prior to its deconsolidation on September 30, 2004.

Critical Accounting Policies

     The Consolidated Financial Statements included in Item 18 are prepared in conformity with Italian GAAP; a summary of the significant differences between Italian GAAP and U.S. GAAP and their effect on consolidated net income and stockholders’ equity is provided in Note 24 thereto. See also “—U.S. GAAP Reconciliation” below. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Fiat believes that its most critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, are as follows:

Allowance for Doubtful Accounts

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

Recoverability of Long-lived Assets (Including Goodwill)

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

     Since January 1, 2002, for U.S. GAAP purposes, we determine any need to record an impairment of long-lived assets, including goodwill, by applying the methodologies set forth in Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” or SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” as appropriate. For information on the effect of our adoption of these standards, see “—U.S. GAAP Reconciliation” below.

Equipment on Operating Lease Residual Values

     We report as tangible assets vehicles and equipment rented or leased to customers under operating leases. We recognize income from such operating leases over the term of the lease. Our investment in operating leases is determined on the basis of the estimated residual values of the leased vehicles and equipment, which we calculate at the lease inception date on the basis of published industry information and historical experience. In particular, we record depreciation expense for vehicles subject to operating leases on a straight-line basis over the term of the lease in amounts necessary to reduce the vehicle to its estimated residual value at the end of the lease term. The total value of equipment on operating leases, net of accumulated depreciation, was €828 million at December 31, 2004 (€914 million at December 31, 2003). Realization of the residual values is dependent on our future ability to market the vehicles and equipment under the then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the vehicles and equipment on operating leases. Management therefore believes that its current estimates are reasonable, however, changes in the underlying residual values or other external factors impacting our future ability to market these assets under prevailing market conditions may impact the realization of currently-estimated residual values.

Product Warranties

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

Vehicle Residual Value Guarantees

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

Pension and Other Post-Retirement Benefits

     Our companies sponsor pension and other retirement plans in various countries. In the U.S., the United Kingdom and Germany, we have major defined benefit plans. We use several statistical and judgmental factors that attempt to anticipate future events in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, each as determined by us within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates in making relevant estimates. Management believes that the estimates it is currently using are reasonable; however, the actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in the actual costs of health care. Any such differences may have a significant impact on the amount of pension and other post-retirement benefit expenses we record.

Realization of Deferred Tax Assets on Tax Loss Carryforwards

     As of December 31, 2004, we had gross deferred tax assets arising on tax loss carryforwards of €4,591 million and valuation reserves against these assets of €3,383 million. The corresponding totals as of year-end 2003, were €4,313 million and €3,054 million, respectively. We have recorded these valuation reserves to reduce our deferred tax assets to the amount that we are reasonably certain will be recovered. While we have considered future taxable income and used ongoing prudent tax planning strategies in assessing the need for valuation allowances, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

Retained Interests in Securitized Receivables

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

Transition to International Financial Reporting Standards

     Following the coming into force of European Regulation No. 1606 dated July 19, 2002, we and other EU companies whose securities are traded on regulated markets in the EU are required to adopt IFRS (known as international accounting standards, or IAS, until May 2002) in the preparation of our 2005 consolidated financial statements. Standards introduced prior to the renaming of IAS as IFRS are still referred to as IAS; we refer to the combined body of IAS and IFRS standards as IFRS.

     We published our first IFRS consolidated results in our report for the quarter ended March 31, 2005, which included prior-year comparison data recalculated in accordance with IFRS. This quarterly report also included a recalculation under IFRS of our results, including a consolidated balance sheet as at January 1 and December 31, 2004, and a consolidated income statement for the year ended December 31, 2004, which we prepared for comparative purposes in accordance with IFRS 1—First-time Adoption of IFRS, based on the IFRS applicable from January 1, 2005, as published as of December 31, 2004, as retrospectively applied. These IFRS data are subject to any adjustments that may be necessary, should revised versions or interpretations of IFRS be issued prior to publication of our full-year 2005 consolidated financial statements, possibly with retroactive effect. If this happens, it will affect the 2004 IFRS consolidated balance sheet and income statement presented in our published report for the quarter ended March 31, 2005, as well as our other IFRS results to be published during the course of the year.

     As recalculated in accordance with IFRS, our stockholders’ equity (including minority interest) at December 31, 2004, was €4,928 million, compared to the €5,757 million we reported at that date under Italian GAAP; our total assets at December 31, 2004, as recalculated in accordance with IFRS, were €62,522 million, as compared to the €47,498 million we reported at that date under Italian GAAP. Our net loss for the year ended December 31, 2004, as recalculated under IFRS was €1,579 million, compared to the net loss of €1,548 million we reported for the same period under Italian GAAP.

     See Item 4. “Information on the Company—Introduction—First Quarter Results” for a discussion of changes in the presentation of our financial results as reported by us under IFRS. See also Exhibit 15.1, which is an extract from our report for the first quarter of 2005 prepared in accordance with Italian reporting requirements, and includes the restated IFRS financial data referenced above, as well as a reconciliation to IFRS of our Italian GAAP financial information as at January 1, 2004, and December 31, 2004, and for the year ended December 31, 2004, and of our Italian GAAP results of operations for the three months ended March 31, 2004.

Industrial Reorganization Initiatives

     In 2004, we continued to work to overcome a challenging and competitive operating environment and resolve structural problems that in recent years have contributed to the negative results recorded by certain of our sectors, particularly Fiat Auto. Measures taken, which have impacted our operations in Italy and abroad, have included plans for reductions in production capacity and related costs through the closure of certain manufacturing plants, cutbacks in production at other facilities and permanent and temporary reductions in the workforce, as well as programs to reduce owned and dealers’ inventories. In 2004, these measures continued to have a significant impact on our financial and operational results, although to a lesser extent than in prior years. Provisions and expenses for restructuring and extraordinary writedowns declined further during the year, reflecting both gains realized upon the disposal of activities and cost savings initiatives, as well as the negative effect of restructuring expenses and writedowns and other extraordinary expenses and provisions. In particular, these items include:

•	Pre-tax gains on asset disposals, net of any expenses and provisions in connection with each transaction (“net pre-tax gains”), of €154 million for the fiscal year ended December 31, 2004 (as compared to a net gain of €1,747 million in 2003), composed primarily of gains from the disposals of:

•	our direct equity interest in Edison, Italy’s second-largest electricity company, and Edison warrants (an aggregate of €62 million),

•	Fiat Engineering (€58 million net of transaction costs), and

•	Midas (€28 million net of transaction costs).

Losses on disposals of investments and other fixed assets in 2004 totaled €5 million (€50 million in 2003).

•	Restructuring expenses and provisions of €508 million in our statement of operations for the fiscal year ended December 31, 2004 (€658 million in 2003), relating primarily to the costs incurred in connection with personnel laid-off with long-term unemployment benefits and severance incentives, as well as writedowns of property, plant and equipment and intangible fixed assets aimed at streamlining production. Of these expenses:

•	€325 million were attributable to Fiat Auto, including costs incurred in connection with restructuring measures implemented at the Fiat-GM Powertrain joint venture (approximately €140 million), provisions and costs of the mobilitá early retirement program and other workforce reduction-related incentives (approximately €100 million), as well as writedowns of various property, plant and equipment (approximately €70 million);

•	€65 million were attributable to CNH, mainly for costs related to the closing, selling and downsizing of existing facilities arising from divestitures, excess capacity and duplicate facilities, in connection with completion of the sector’s manufacturing plant rationalization program; and

•	€118 million were largely in connection with the implementation of workforce reduction programs at various Group companies, including €45 million at Magneti Marelli, €27 million at our “other companies” sector and €23 million at Iveco.

See Note 19 to the Consolidated Financial Statements included in Item 18 for additional information on these expenses.

•	Consolidated restructuring reserves, as reported in our balance sheet, totaled €408 million at December 31, 2004 (€471 million at December 31, 2003), and were attributable to restructuring activities at Fiat Auto (€216 million), CNH (€36 million), Iveco (€56 million), Magneti Marelli (€59 million), Comau (€17 million), Teksid (€8 million), Business Solutions (€6 million) and other sectors (€10 million). At December 31, 2004, these restructuring reserves included amounts related primarily to employee severance incentives and other headcount reduction measures, write-offs or production cutbacks at underutilized facilities, as well as other restructuring actions. See Notes 10 and 24(n) to the Consolidated Financial Statements included in Item 18.

Results of Operations*

     The following discussion is based on financial information prepared in conformity with the accounting principles discussed in “Form and content of the consolidated financial statements” and “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18, which have been prepared in accordance with Italian GAAP. These principles differ in certain respects from U.S. GAAP. The effects of such differences on consolidated net income and stockholders’ equity, as well as other disclosures required by U.S. GAAP, are included in Note 24 to the Consolidated Financial Statements included in Item 18. See also “Selected Financial Data” in Item 3 and “—Changes in the Scope of Consolidation” above. Since January 1, 2005, we prepare our financial statements in accordance with IFRS. See “—Transition to International Financial Reporting Standards” above for additional information.

2004 Compared with 2003

     Our net sales and revenues, including changes in contract work in progress, totaled €46,703 million in 2004, with the 1.2% decrease from 2003 being entirely attributable to the changes in the scope of consolidation described above. As detailed in “—Changes in the Scope of Consolidation,” on a comparable consolidation basis, our net sales and revenues for 2004 increased by 5.0% from €44,498 million in 2003, with the increase reflecting higher revenues at most of the Group’s sectors, offset in part by the negative impact of the weakening of the dollar, particularly at CNH.

     Fiat Auto recorded revenues of €20,539 million for 2004, an increase of 2.6% from €20,010 million reported in 2003. This increase reflected a 4.2% increase in unit sales, which rose from approximately 1,695,000 to approximately 1,766,000 automobiles and light commercial vehicles, more than offsetting the negative effect of the deconsolidation of the results of Fidis Retail Italia and Banco Fiat SA, which carried out the sector’s European and Brazilian retail financing activities, respectively. As described in more detail below, the increase in Fiat Auto’s revenues on a comparable consolidation basis

*	Unless otherwise indicated, all references to revenues, operating income (loss) and net income (loss) for the individual sectors in this section are based on such measures prior to eliminations for transactions between sectors and consolidating adjustments. See the table “Operating Results by Sector” in Item 4.

was 5.5%. CNH recorded revenues of €9,796 million in 2004, an increase of 4.0% compared to 2003, notwithstanding the negative effects of the continued appreciation of the euro against the dollar. Iveco recorded revenues of €9,292 million in 2004, with the increase of 10.1% from 2003 reflecting primarily an increase of approximately 10.9% in unit sales. Ferrari-Maserati recorded revenues of €1,512 million, with the 19.9% increase over 2003 reflecting higher unit sales of both brands, largely due to the success of new models. Revenues also increased at Magneti Marelli, Teksid and Itedi, while declining at Comau and Business Solutions.

     Research and development expenses, which are considered operating expenses and therefore reflected in operating income, were €1,810 million in 2004, an increase of 3.6% from the €1,747 million spent in 2003, reflecting our strategy of investing in the renewal of our product range and innovation.

     In 2004, we recorded operating income of €22 million, as compared with an operating loss of €510 million in 2003. As described in more detail above, the improvement in our operating results was even more evident on a comparable consolidation basis: on this basis, we recorded an operating loss of €714 million in 2003. The positive change in our operating results was primarily attributable to increases in operating income recorded by Iveco, CNH and Magneti Marelli, as well as improved results at Comau, Teksid and Itedi, and a reduction in the operating loss of Fiat Auto. Operating income at Ferrari and Business Solutions declined.

     The revenues and operating income recorded by each of our sectors prior to eliminations are summarized in the table “Operating Results by Sector” in Item 4 and analyzed in the more detailed sector-by-sector discussion appearing below.

     We reported net financial expenses of €639 million in 2004, as compared to €963 million in 2003. This 33.6% decrease in net financial expenses reflected the positive impact of financial income of approximately €300 million arising from the unwinding of the total return equity swap involving GM shares we had entered into to hedge our obligations under exchangeable bonds issued in 2002, as well as declines in both the average level of our indebtedness in 2004 and lower interest rates, offset in part by the negative effect of approximately €90 million of writedowns of receivables and fixed financial assets, as well as the sales of Toro Assicurazioni and FiatAvio, each of which generated financial income in 2003 prior to its deconsolidation. For additional details on termination of our equity swap involving GM shares, see “—Off-Balance Sheet Arrangements—Derivative instruments” below.

     The results of our financial management activities, which we calculate based on net financial expenses but excluding any income or expenses derived from equity investments, amounted to expenses of €744 million in 2004, a decrease of 24.0% from the €979 million in expenses posted in 2003. Our management uses this non-Italian GAAP measure because it believes it is able to more meaningfully evaluate the results of its financial management activities, which include interest expenses and income, foreign exchange gains and losses and revaluations and writedowns of non-equity securities and financial receivables, when income or loss on equity investments are excluded. The following table reconciles this non-Italian GAAP measure to financial income and expenses, the most nearly comparable Italian GAAP measure. The references to Notes following particular line items in the table are to the specific Notes to the Consolidated Financial Statements included in Item 18 where these line items are presented in greater detail.

Results of financial management activities		2004	2003
		(in millions of euros)
Financial income and expenses	Note 17	(639)	(963)
Investment income	Note 17	(9)	(22)
Losses on sale of securities not held as fixed assets (*)	Note 17	—	6
Revaluations of securities held in current assets other than equity investments	Note 18	—	14

Results of financial management activities		2004	2003
		(in millions of euros)
Writedowns of:	Note 18
- financial fixed assets other than equity investments		(23)	(1)
- securities held in current assets other than equity investments		(2)	(8)
- financial receivables		(71)	(5)

Results of financial management activities		(744)	(979)

(*)	Included within losses on sale of securities in Note 17.

     Total adjustments to financial assets amounted to a loss of €97 million in 2004, compared to a loss of €172 million in 2003, with the narrowing of the loss being primarily attributable to the divestiture in May 2003 of our insurance sector, which had incurred a loss of €48 million on the marking to market of its equity security portfolio in the four months of 2003 prior to its sale. The remainder of the decrease in the loss resulting from total adjustments to financial assets in 2004 amounted to €27 million, and was primarily due to lower losses at companies accounted for using the equity method, offset in part by an increase in writedowns of financial assets. Our results of equity investments, a measure our management uses to isolate the performance of our strategic and portfolio equity investments in unconsolidated entities (including adjustments to our financial assets and gains and losses on equity investments not held as fixed assets) in 2004 showed a gain of €8 million, as compared to a loss of €156 million in 2003. The following table reconciles this non-GAAP measure to adjustments to financial assets, the most nearly comparable Italian GAAP measure. The references to Notes following particular line items in the table are to the specific Notes to the Consolidated Financial Statements included in Item 18 where these line items are presented in greater detail.

Results of equity investments		2004	2003
		(in millions of euros)
Adjustments to financial assets	Note 18	(97)	(172)
Revaluations of securities held in current assets other than equity investments	Note 18	—	(14)
Writedowns of:	Note 18
- financial fixed assets other than equity investments		23	1
- securities held in current assets other than equity investments		2	8
- financial receivables		71	5
Investment income	Note 17	9	22
Losses on sale of securities not held as fixed assets (*)	Note 17	—	(6)

Results of equity investments		8	(156)

(*)	Included within losses on sale of securities in Note 17.

     We reported total extraordinary income (expenses) equal to net expenses of €863 million, compared to net extraordinary income of €347 million in 2003 (when we recorded significant pre-tax gains on divestitures). Extraordinary income totaled €316 million in 2004 (€2,017 million in 2003), of which €162 million was attributable to gains on disposals of investments and other fixed assets, primarily reflecting gains recorded on the sales of the Group’s direct equity interest in Edison and Edison warrants (an aggregate of €62 million), as well as the Group’s sale of Fiat Engineering (€60 million, or €58 million net of the related expenses classified as extraordinary expenses) and Midas (€32 million, or €28 million net of the expenses and provisions in connection with the transaction, classified as extraordinary provisions to liability reserves). These gains were more than offset by €1,179 million in extraordinary expenses in 2004, comprising:

•	€592 million in extraordinary expenses and provisions (including €18 million of changes to prior-period estimated expenses), of which the most significant individual items were €246 million related to the reorganization and rationalization of the Group’s relationships with its suppliers, in particular at Fiat Auto, and approximately €52 million in provisions for extraordinary maintenance costs relating to certain real estate and for other contractual risks;

•	€508 million in restructuring expenses and provisions, as described in more detail under “—Industrial Reorganization Initiatives” above;

•	€39 million in taxes related to changes in estimates of prior years expenses;

•	€35 million in writedowns in the value of other assets to reflect a change in the market outlook for certain businesses, particularly in regard to the impairment of property, plant and equipment at Fiat Auto; and

•	€5 million in losses on disposals of investments and other fixed assets.

     In 2003, the €347 million in net extraordinary income primarily reflected the significant pre-tax gains (net of the expenses and provisions in connection with each transaction) recorded on the Group’s divestiture of FiatAvio (€1,258 million), Toro Assicurazioni (€390 million) and Fiat Auto’s retail financing activities in Brazil (€103 million), which were only partially offset by costs and provisions for restructuring (approximately €658 million) and other extraordinary expenses. For additional detail on extraordinary income and expenses in 2003, see          “—2003 Compared with 2002”.

     The net income tax effect on our statement of operations for 2004 was a tax benefit of €29 million, as compared with a tax expense of €650 million in 2003, which charge included a reduction of €494 million in deferred tax assets, largely in connection with the gains realized upon sale of Toro Assicurazioni and FiatAvio. The change in the income tax effect for 2004 primarily reflected the positive effects of our implementation of a new Italian tax consolidation program as well as the posting of net deferred tax assets, principally for Fiat S.p.A., the recovery of which became reasonably certain as a consequence of the settlement payment received in February 2005 upon termination of the Master Agreement with GM. See Item 4. “Information on the Company—Recent Developments” for a discussion of termination of the Master Agreement. These positive effects were only partially offset by an increase in 2004 to €187 million (€31 million in 2003) for other current taxes, largely due to income recorded by Group companies operating abroad, and an increase to €128 million (€125 million in 2003) in IRAP, the regional tax on production activities in Italy.

     As a result, our net loss before minority interest was €1,548 million in 2004, as compared with a loss before minority interest of €1,948 million in 2003. Our net loss in 2004 totaled €1,586 million, as compared with a net loss of €1,900 million for 2003. Earnings per ordinary share on an Italian GAAP basis were equal to a net loss per share of €1.62 in 2004, compared with a net loss per share of €2.412 in 2003.

     Automobiles. Fiat Auto’s total revenues in 2004 were €20,539 million, an increase of €429 million, or 2.6%, compared with 2003, as the increase in sales volumes and higher prices more than offset the impact of the deconsolidation of the sector’s retail financing activities in Europe and Brazil. On a comparable consolidation basis, Fiat Auto’s revenues for 2004 increased by €1,062 million, or 5.5%.

     Fiat Auto’s global unit sales to the dealer network, importers and other large direct customers during 2004 totaled approximately 1,766,000 vehicles, an increase of 4.2% from the 1,696,000 sold in 2003. The increase reflected increased sales in Italy, largely due to the impact of new models (including the Lancia Ypsilon, the Fiat Panda and Idea and the Alfa GT) launched during the second half of 2003 and early 2004, as well as a sharp increase in sales in Brazil, offset in part by decreased sales in the sector’s other major markets. When the contribution of unconsolidated affiliates is included, Fiat Auto’s sales totaled 1,857,000 units, an increase of 4.4% over the previous year’s total of 1,779,000 units sold.

     In Western Europe, Fiat Auto sold 1,193,200 vehicles in 2004, an increase of 1.2% over 2003. New registrations in the Western European market as a whole increased by 2.1% in 2004. In Italy, the sector’s unit sales increased by 4.9% to 704,000 units, largely reflecting sales of the new models introduced in the second half of 2003 and 2004, while new registrations in the Italian market in 2004 increased by 0.5%. Fiat Auto’s share of the Italian automobile market held steady at 28.0%. Unit sales in the sector’s other principal European markets declined, by 8.9% in France, 9.1% in Germany, 6.1% in the United Kingdom and 3.7% in Spain, although overall demand in each of these markets other than the United Kingdom was stable or higher in 2004 (+0.1% in France, +0.7% in Germany and +9.8% in Spain; demand declined by 0.5% in the United Kingdom). The sector’s market share in Western Europe as a whole declined to 7.2% from 7.4% in 2003.

     In Poland, Fiat Auto sold a total of 60,600 vehicles in 2004, or 13.8% fewer than in 2003, amid an overall decline in new registrations in the Polish market of 10.1%. Fiat Auto’s automobile market share in Poland declined by 0.7 percentage points to 17.1%. In Brazil, where new registrations increased by 8.5% in 2004, the sector sold a total of approximately 358,100 vehicles, a 12.7% increase from the 317,700 units sold during 2003, primarily as a result of a recovery of demand in the local market and the introduction of new models in the country. Despite these gains, Fiat Auto’s share of the Brazilian automobile market declined by 1.6 percentage points to 23.6%. In Argentina, where the economy continued to recover from the deep crisis of 2002, new registrations more than doubled during the year. Fiat Auto increased its market share in Argentina to 10.7% in 2004, up 0.3 percentage points from 2003.

     Fiat Auto sold 271,000 light commercial vehicles in 2004, an increase of 9.8% from the number of units sold in 2003, although its market share in Western Europe declined by 0.5 percentage points to 10.7% from 11.2% in 2003.

     In 2004, Fiat Auto’s financial services subsidiaries, which were reorganized in 2003, offered €11,090 million in financing to the distribution network and €6,342 million to the sector’s suppliers, or approximately 9.5% and 22.7% less than was offered in 2003. The decline in financing to the dealer network reflected, among other things, securitization programs made available to dealers directly by the sector’s manufacturing companies, while the decline in financing to suppliers reflected the reorganization and rationalization of the sector’s supply network begun in 2004. The sector’s financing and mobility services activities had revenues of €708 million in 2004, a decrease of 47.1% from €1,339 million in 2003, reflecting the divestitures of Fidis Retail Italia and Banco Fiat SA during the course of 2003. On a comparable consolidation basis, financing and mobility services activities recorded revenues of €667 million in 2003.

     In 2004, the main focus of Fiat Auto’s rental operations continued to be on increasing the profitability of new contracts. These operations are conducted through Savarent, a wholly owned subsidiary of the automobiles sector that manages small and medium-sized rental fleets, operating through the Fiat Auto dealer network, as well as through Leasys (jointly controlled by Fiat Auto and Enel S.p.A.). As of December 31, 2004, the sector’s rental fleet numbered approximately 140,000 vehicles, or approximately 4.5% more than in 2003.

     In 2004, Fiat Auto reported an operating loss of €840 million, as compared to an operating loss of €979 million in 2003 (a loss of €1,094 million on a comparable consolidation basis). The narrower operating loss reflected the increase in unit sales and an improved sales mix, reflecting the introduction of new models (particularly the new Panda, Idea and the Alfa GT), as well as the positive effect of certain pricing and discount policies and lower production costs resulting from improved process efficiency, the impact of which was offset in part by increased research and development costs.

     The sector’s research and development expenses increased to €990 million (4.8% of net sales), or 5.4% compared to €939 million (4.7% of net sales) in 2003, with the increase related in particular to work on the new Ducato and Punto models, expected to be launched commercially in 2006 and the fourth quarter of 2005, respectively. The sector’s capital expenditures increased 21.0% to €1,330 million, compared to €1,100 million in 2003, reflecting the sector’s investments in product renewal and efficiency improvements.

     Fiat Auto reported a net loss (including minority interest) of €2,019 million in 2004, compared to a net loss of €2,058 million in 2003. This result reflected the reduction in the magnitude of the sector’s operating losses, which more than offset an increase in net extraordinary expenses (€741 million in 2004, compared with €531 million in 2003), including approximately €325 million in restructuring charges, up from €259 million in 2003.

     Agricultural and Construction Equipment. CNH’s revenues in 2004 totaled €9,796 million, with the increase of 4.0% compared to the €9,418 million recorded during 2003 being primarily attributable to gains in unit sales in the Americas in both construction and agricultural equipment (particularly of over 40 horsepower tractors and combine harvesters), as well as higher prices, the effects of which more than offset the negative impact of the continued appreciation of the euro against the dollar. Expressed in dollars, CNH’s reporting currency, and excluding the effects of changes in foreign exchange rates, the sector’s revenues increased by approximately 9%.

     The following table sets forth CNH’s revenues from net sales of agricultural and construction equipment, as reported by CNH under U.S. GAAP, for the periods indicated in both U.S. dollars and euros.

Net Sales of Equipment	2004	2003
(U.S. GAAP)	(in millions of euros)
Agricultural Equipment	€6,431	€6,300
Construction Equipment	2,850	2,603

TOTAL	€9,281	€8,903

	(in millions of dollars)
Agricultural Equipment	$8,000	$7,125
Construction Equipment	3,545	2,944

TOTAL	$11,545	$10,069

     CNH’s revenues from net sales of equipment under U.S. GAAP increased by 4.2% to €9,281 million, from €8,903 million in 2003, primarily reflecting increases in net sales of both agricultural and construction equipment, partially offset by the appreciation of the euro against the dollar. In dollar terms, revenues from net sales of equipment increased by $1,476 million, or approximately 15%. Excluding the effects of exchange rate changes during the year, revenues from sales of equipment in dollars would have been approximately 9% higher than in 2003.

     Overall in 2004, world market demand for major agricultural equipment product lines (as measured by new registrations) was approximately 17% higher than in 2003, reflecting a worldwide increase in demand for both tractors and combines. While demand for tractors increased in all geographic markets, demand increased at a slower rate in Western Europe. Demand for combines increased in Latin America, the Rest of the World and North America, but declined in Western Europe. CNH’s overall tractor market share declined by approximately one percentage point from 2003, while its combine market share declined by approximately three and one-half percentage points. World market demand for construction equipment product lines increased by approximately 18%, with growth registered in all geographic markets, particularly in North and Latin America. World market demand for light construction equipment increased by approximately 22%, and demand for heavy construction equipment increased by approximately 18%. On a unit basis, CNH’s construction equipment market share declined by approximately one percentage point, but in North America, the largest CNH market, the sector’s market share was consistent with that in 2003.

     Expressed in U.S. dollars, CNH’s net sales of agricultural equipment increased to $8,000 million, up approximately 12% from the prior year. Of this increase, approximately half was attributable to favorable effects of the depreciation of the dollar against the euro, the Australian dollar, the Canadian dollar, the British pound and other currencies. The increase in net sales was also attributable to a more favorable product mix, principally of higher value combines in Latin America, increased unit sales and higher pricing, as well as to the contribution of newly introduced products.

     Net sales of construction equipment increased by approximately 20% to $3,545 million, primarily due to increased wholesale unit sales, increased prices and the positive effect (accounting for four percentage points of the increase) of the translation of revenues denominated in the euro and other currencies into dollars. Strong gains in net sales were posted in North America, where CNH’s unit sales grew at a faster rate than the market as a whole, and in Latin America, but sales declined in Western Europe as a result of lower wholesale unit sales, reflecting both the difficulties associated with the transition from the Fiat-Hitachi association and dealer network to the New Holland-Kobelco network (following the formation of Fiat Kobelco, which consists of the operations of CNH’s former Fiat-Hitachi Excavator joint venture and the European operations of Kobelco) and aggressive competition from Hitachi.

     The following table sets forth certain data on CNH’s revenues from net sales of equipment, as reported by CNH under U.S. GAAP, by geographic region for the periods indicated in both U.S. dollars and euros.

Net Sales of Equipment	2004	2003
(U.S. GAAP)	(in millions of euros)
North America	€4,213	€3,719
Western Europe	3,082	3,306
Latin America	734	630
Rest of the World	1,252	1,248

TOTAL	€9,281	€8,903

	(in millions of dollars)
North America	$5,241	$4,206
Western Europe	3,834	3,739
Latin America	913	712
Rest of the World	1,557	1,412

TOTAL	$11,545	$10,069

     Expressed in U.S. dollars, CNH’s revenues under U.S. GAAP from net sales of equipment in North America increased by 24.6% from $4,206 million in 2003 to $5,241 million in 2004, reflecting higher sales of tractors, combines and of construction equipment. Sales of equipment in Western Europe increased by 2.5% from $3,739 million in 2003 to $3,834 million in 2004, reflecting the increase in the value of the euro and British pound as compared to the U.S. dollar. These positive effects were partially offset by a decline in unit sales of agricultural equipment and of construction equipment. Sales of equipment in Latin America increased by 28.2% from $712 million in 2003 to $913 million in 2004, principally as a result of a more favorable product mix, a slight increase in sales of agricultural equipment and strong sales of construction equipment. In the Rest of the World, sales of equipment were up 10.3%, from $1,412 million in 2003 to $1,557 million in 2004, mainly as a result of appreciation in the value of the Australian dollar and of higher unit sales of combines and tractors, while unit sales of construction equipment were little changed.

     When stated in euros, our reporting currency, CNH’s revenues from net sales of equipment under U.S. GAAP increased by 13.3% in North America and 16.6% in Latin America, decreased by 6.8% in Western Europe, and were flat in the Rest of the World.

     CNH reported operating income of €407 million in 2004 (4.2% of net sales), compared to €229 million (2.4% of net sales) in 2003. The 77.7% increase was primarily attributable to an increase in unit sales, higher prices and the realization of production cost savings, the positive impact of which was offset in part by higher raw materials costs (particularly for steel) and the unfavorable impact on its revenues as stated in euro of the euro’s further appreciation during the year.

     CNH’s research and development expenditures declined to €214 million (2.2% of net sales) in 2004 from €229 million (2.4% of net sales) in 2003, with the 6.6% decline being entirely attributable to the appreciation of the euro against the dollar. Expressed in dollars, CNH’s reporting currency, research and development costs increased by approximately 3%. The sector’s capital expenditures also declined in euro terms in 2004, to €210 million, or by 3.2% compared to €217 million in 2003, with this decline as well being entirely attributable to the appreciation of the euro against the dollar.

     The sector recorded net income (including minority interest) in 2004 of €133 million, compared to a net loss (including minority interest) of €192 million in 2003, reflecting the improvement in operating results and lower extraordinary restructuring charges, which declined from €142 million in 2003 to €65 million in 2004. The amounts of such changes recognized under the Fiat Group’s accounting principles differ from those accounted for under U.S. GAAP as adopted by CNH to present its consolidated financial results in the United States. See Note 24 to the Consolidated Financial Statements included in Item 18.

     Commercial Vehicles. Iveco’s revenues for 2004 totaled €9,292 million, an increase of 10.1% from the €8,440 million recorded in 2003, reflecting both increased unit sales and increased prices for Iveco products.

     During 2004, Iveco sold approximately 162,300 vehicles worldwide, or 10.9% more than in 2003. Iveco’s sales including those by associated licensees, which amounted to approximately 57,500 units (49,600 in 2003), totaled approximately 219,800 units (196,000 units in 2003)

     In Western Europe, Iveco sold approximately 129,200 vehicles, or 8.3% more than the 119,300 vehicles sold in 2003, as new registrations in the Western European market for commercial vehicles (measured in terms of new registrations with a GVW of 2.8 tons or more) increased to approximately 1,064,100 units, an 11.8% increase compared to 2003 (approximately 951,400 units). Significant increases in demand were registered in the United Kingdom (+14.6%), Spain (+14.3%), France (+10.7%) and Germany (+9.6%), as well as Italy (+6.0%). In this context, Iveco reported significant increases in unit sales in France (+14.6%), Germany (+16.5%) and Spain (+13.4%), while its sales expanded at a slower rate in the United Kingdom (+5.9%) and in Italy (+1.1%). The sector’s share of the overall Western European market for vehicles with a GVW of 2.8 tons or more declined to 11.1% or by 0.4 percentage points from the level recorded in 2003.

     In Eastern Europe, Iveco sold approximately 10,800 units, or 11.9% more than the 9,700 units sold in 2003. Outside Europe, Iveco’s unit sales increased by 27.7%, from approximately 17,500 vehicles in 2003 to 22,300 in 2004, with the increases being largely attributable to a strong recovery in Latin America, where Iveco’s unit sales increased by approximately 78% to 9,700 vehicles.

     Irisbus, the sector’s bus unit, sold approximately 8,262 buses during the period, a reduction of 0.5% compared to 2003. Unit sales at Naveco, the sector’s 50-50 joint venture in China with the Yuejin Group, increased 2.4% to approximately 15,000 vehicles. Sales by unconsolidated licensees in India and

Turkey also increased, by 14.3% (approximately 52,000 vehicles) and 19.6% (approximately 5,300 vehicles), respectively.

     Iveco sold approximately 435,000 diesel engines, an increase of 14.9% from the 379,000 sold in 2003, primarily reflecting increased sales to Fiat Auto, CNH and Sevel S.p.A., our joint venture with the PSA Group that produces light commercial vehicles. We expect Iveco’s engines activities to be transferred to Fiat Powertrain Technologies during 2005.

     Iveco’s financing and rental activities recorded revenues of €637 million in 2004, a decrease of 2.7% from €655 million in 2003. At the end of 2004, the fleet of rental vehicles numbered approximately 3,770, compared to 4,600 at the end of 2003, with 155 new contracts signed during the year, compared to 1,530 in 2003.

     Iveco recorded operating income of €357 million in 2004, markedly higher than the €81 million posted in 2003. Increased unit sales, the positive effect on prices of a repositioning of the sector’s product lines and progress in reducing production costs all contributed to significantly improved operating results.

     Research and development expenses increased by 8.9% to €231 million (2.5% of net sales) from €212 million (2.5% of net sales) in 2003, while capital expenditures decreased 29.5% to €148 million from €210 million in 2003, reflecting the fact that a significant investment program was completed in 2003.

     The sector reported net income of €109 million, compared with a loss of €258 million in 2003, reflecting both the increase in operating income and a significant decrease in net extraordinary expenses (to €35 million in 2004, compared to €166 million in 2003).

     Ferrari-Maserati. Ferrari-Maserati recorded revenues of €1,512 million in 2004, an increase of 20.0% from the €1,261 million recorded in 2003. This increase reflected both higher sales of Maserati models, primarily attributable to the success of the Quattroporte model, and an increase in shipments by Ferrari despite the phase-out of its 360 Modena model, reflecting increased sales of the 360 Challenge Stradale and 612 Scaglietti, as well as the new F430 launched commercially in the last quarter of 2004. The sector recorded operating income of €6 million for the year, compared to operating income of €32 million in 2003. The sharp decline in operating income was primarily attributable to the appreciation of the euro, as well as to higher research and development expenditures, which more than offset the impact of the sector’s improved unit sales and product mix and reduced production costs. Research and development expenses increased by 13.1% to €147 million (9.7% of sales) from €130 million (10.3% of sales) in 2003, while capital expenditures decreased 28.0% to €139 million from €193 million in 2003. The sector recorded a net loss before minority interest of €27 million in 2004, compared to net income before minority interest of €2 million in 2003.

     Components. Magneti Marelli’s revenues amounted to €3,804 million, or 18.7% more than the €3,206 million recorded in 2003. The increase of €598 million primarily reflected the consolidation of Electronic Systems (which contributed €476 million in revenues during the year), as well as improved sales at all business units despite relatively stable volumes, largely due to new products with a higher technology content, such as the Diesel Buy system introduced by the engine control unit and new high-intensity discharge xenon headlamps and adaptive front light systems introduced by the lighting systems unit. In addition, the sector’s suspension business reported higher sales volumes, reflecting increased sales in Poland, where Fiat Auto’s new Panda went into production. Magneti Marelli recorded operating income of €116 million, compared to €32 million in 2003, with the significant improvement reflecting increased sales and focused cost containment measures, which more than offset the impact of significant price pressures. Electronic Systems contributed approximately €26 million to Magneti Marelli’s operating income during the year. The sector recorded net income of €55 million in 2004 (compared with a €90 million net loss in 2003), reflecting the improvements in operating income and gains on the disposal of Midas.

     Production Systems. Comau recorded revenues of €1,716 million in 2004, a decline of 25.2% from the €2,293 million recorded during 2003, largely reflecting the impact of the transfer of certain dies and service activities to Fiat Auto and the former Fiat-GM Powertrain joint venture. The decline also reflected lower revenues from contract work, mostly in the NAFTA region (where sales were also negatively impacted by exchange rates) because of a smaller order backlog at the beginning of the year. In 2004, the sector received €1,463 million in new orders for contract work, an increase of 5.0% from 2003, reflecting strong growth in the volume of orders in the NAFTA region that more than offset the unfavorable effect of the depreciation of the dollar against the euro. The production systems sector posted operating income of €32 million, compared to operating income of €2 million in 2003, reflecting improved margins on contract work and a strong effort to reduce overhead and improve efficiency that more than offset the impact of the decline in revenues. The sector recorded a net loss of €15 million in 2004, compared to a loss of €164 million in the previous year, when major restructuring programs in a number of countries, including Italy, France and the United Kingdom, affected the sector’s results.

     Metallurgical Products. Teksid reported revenues of €911 million, or 7.9% more than the €844 million recorded in 2003, reflecting improved sales volumes at both the cast iron business unit (+11%, due to increased demand in North America and Brazil) and magnesium business unit (+4.9%), the positive impact of which more than offset negative exchange rate effects. Teksid recorded operating income of €35 million in 2004, compared to €12 million last year. The increase in operating income reflected the higher sales, as well as the realization of production cost efficiencies, the impact of which was offset in part by the exchange rate effects and higher raw material costs. Net income before minority interest for the year amounted to €3 million, compared to a net loss of €91 million in 2003, when the sector recorded significant restructuring and other extraordinary expenses.

     Services. Business Solutions reported revenues of €1,572 million for 2004, a decrease of 13.4% from the €1,816 million recorded in 2003. The decline primarily reflected the deconsolidation of Fiat Engineering following its sale in February 2004, the effect of which was only partially offset by the consolidation as of January 2004 of the telephone company Atlanet, which generated €155 million in revenues in 2004. Excluding these consolidation effects, revenues were substantially in line with those of the previous year. Operating income amounted to €36 million, as compared with €45 million in 2003, with the 20.0% decline again primarily reflecting the deconsolidation of Fiat Engineering, the impact of which was offset in part by cost reduction and efficiency measures implemented during the year. The sector recorded a net loss of €26 million in 2004, compared to a net loss of €20 million in 2003.

     Publishing and Communications. Itedi’s revenues amounted to €407 million in 2004, an increase of 6.3% from the €383 million reported in 2003. The increase reflected higher advertising revenues booked by Publikompass, sales of the weekly magazine “Specchio,” which was previously a free insert in La Stampa newspaper but for which a €0.30 surcharge was added in September 2003, as well as the success of “brand-extension” initiatives, which use La Stampa’s nationally recognized brand name to enter new product classes, which more than offset a decline in revenues from newspaper sales, as average daily circulation decreased to 339,000 in 2004 from 358,000 in 2003. The publishing and communications sector reported operating income of €12 million, as compared with operating income of €10 million in 2003, with the improvement reflecting both the higher ad revenues at Publikompass and a decline in the cost of newsprint, as well as a company-wide cost-cutting program. Itedi recorded net income of €2 million, compared to net income of €1 million in 2003.

2003 Compared with 2002

     Our net sales and revenues, including changes in contract work in progress, totaled €47,271 million, with the 15.1% decrease from 2002 being primarily attributable to changes in the scope of consolidation. As detailed in “—Changes in the Scope of Consolidation” above, on a comparable consolidation basis, our 2003 net sales and revenues were €44,498 million, a decrease of 7.3% from €48,026 million in 2002, with the decline’s being largely attributable to a decline in sales at Fiat Auto and the appreciation of the euro, which resulted in a reduction in the value of revenues in other currencies, primarily the U.S. dollar.

     Fiat Auto recorded revenues of €20,010 million for 2003, with the decline of 9.6% from the €22,147 million reported in 2002 reflecting an 8.8% decrease in unit sales, which fell to approximately 1,695,000 automobiles and light commercial vehicles, as well as the deconsolidation of the results of Fidis Retail Italia and Banco Fiat SA, which carried out the sector’s European and Brazilian retail financing activities, respectively. CNH recorded revenues of €9,418 million in 2003, with the decrease of 10.4% from 2002 being primarily attributable to the appreciation of the euro against the dollar. Iveco recorded revenues of €8,440 million in 2003, with the decrease of 7.6% from 2002 being primarily attributable to the disposal of Fraikin and the sector’s switch from accounting for its 50-50 joint venture Naveco according to the proportional method to the equity method, as well as a 9.6% decrease in unit sales. Ferrari-Maserati, which was reported as a separate sector for the first time in 2002, recorded revenues of €1,261 million in 2003, with the 4.4% increase over 2002 being primarily attributable to higher sales of Ferrari models, which more than offset a decline in sales of Maserati and the negative effect of the appreciation of the euro.

     In 2003, we posted an operating loss of €510 million, as compared with an operating loss of €762 million recorded in 2002. As described in more detail above, the improvement is even more evident if the result is considered on a comparable consolidation basis: On this basis, we recorded losses of €1,348 million in 2002, compared to a loss of €714 million in 2003. The reduction in the magnitude of our operating loss, which accelerated over the course of 2003, mainly reflected efficiency gains realized through activities carried out during the year in connection with our restructuring initiatives.

     The revenues and operating income recorded by each of our sectors prior to eliminations are summarized in the table of “Operating Results by Sector” in Item 4 and analyzed in the more detailed sector-by-sector discussion appearing below.

     We reported net financial expenses of €963 million in 2003, as compared to €671 million in 2002. This increase in net financial expenses was largely attributable to the deconsolidation of Toro Assicurazioni, which generated financial income, as well as a decline in investment income. We recorded investment income in 2003 of €22 million, compared to income of €156 million in 2002, primarily as a result of the deconsolidation of Toro Assicurazioni and lower dividends received from cost-method investments. The results of our financial management activities, which we calculate based on net financial expenses but excluding any income or expenses derived from equity investments, amounted to expenses of €979 million in 2003, as compared to €862 million in 2002. Our management uses this non-Italian GAAP measure because it believes it is able to more meaningfully evaluate the results of its financial management activities, which include interest expenses and income, foreign exchange gains and losses and revaluations and writedowns of non-equity securities and financial receivables, when income or loss on equity investments are excluded. The following table reconciles this non-Italian GAAP measure to financial income and expenses, the most nearly comparable Italian GAAP measure. The references to Notes following particular line items in the table are to the specific Notes to the Consolidated Financial Statements included in Item 18 where these line items are presented in greater detail.

Results of financial management activities		2003	2002
		(in millions of euros)
Financial income and expenses	Note 17	€(963)	€(671)
Investment income	Note 17	(22)	(156)
Losses on sale of securities not held as fixed assets (*)	Note 17	6	24
Revaluations of securities held in current assets other than equity investments	Note 18	14	7
Writedowns of:	Note 18
- financial fixed assets other than equity investments		(1)	(3	)(**)
- securities held in current assets other than equity investments		(8)	(45)
- financial receivables		(5)	(18)

Results of financial management activities		€(979)	€(862)

(*)	Included within losses on sale of securities in Note 17.
(**)	For 2002, the amount shown is net of a writedown of €81 million relating to permanent impairment of treasury stock held by Toro Assicurazioni (€78 million) (Note 3) and other Group companies.

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

     Total adjustments to financial assets amounted to a loss of €172 million in 2003, compared to a loss of €881 million in 2002, with the decrease due primarily to the deconsolidation of Toro Assicurazioni, with the 2002 figure reflecting losses incurred through the year-end marking to market of the insurance sector’s equity securities portfolios, as well as a narrowing of losses at companies accounted for using the equity method. These same factors were also reflected in the results of our equity investments, a measure our management uses to isolate the performance of our strategic and portfolio equity investments in unconsolidated entities (including adjustments to our financial assets and gains and losses on equity investments not held as fixed assets). Our results of equity investments in 2003 showed a loss of €156 million, as compared to a loss of €690 million in 2002. The following table reconciles this non-GAAP measure to investment income, the most nearly comparable Italian GAAP measure. The references to Notes following particular line items in the table are to the specific Notes to the Consolidated Financial Statements included in Item 18 where these line items are presented in greater detail.

Results of equity investments		2003	2002
		(in millions of euros)
Adjustments to financial assets	Note 18	€(172)	€(881)
Revaluations of securities held in current assets other than equity investments	Note 18	(14)	(7)
Writedowns of:	Note 18
- financial fixed assets other than equity investments		1	3	(**)
- securities held in current assets other than equity investments		8	45
- financial receivables		5	18
Investment income	Note 17	22	156
Losses on sale of securities not held as fixed assets (*)	Note 17	(6)	(24)

Results of equity investments		€(156)	€(690)

(*)	Included within losses on sale of securities in Note 17.

(**)	For 2002, the amount shown is net of a writedown of €81 million relating to permanent impairment of treasury stock held by Toro Assicurazioni (€78 million) (Note 3) and by other Group companies.

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

     Our extraordinary expenses totaled €1,670 million in 2003 (as compared to €3,738 million in 2002). The primary components of the total for 2003 were:

•	€721 million in extraordinary expenses and provisions, of which the most significant individual items were: incidental costs and other provisions connected with certain divestitures that took place in 2003 and in prior years (€139 million), including €37 million connected with the sale of the Toro Assicurazioni; damages caused by flooding at the Termoli factory in January 2003 (€71 million); expenses and provisions recorded in connection with our sale of Magneti Marelli’s former electronic systems operations, including those related to the initial purchaser’s failure to pay the full agreed purchase price (€53 million); provisions for commitments related to IPSE 2000, a telecommunications company in which Fiat S.p.A. purchased a 4% equity interest from Atlanet in connection with Fiat’s acquisition of 100% of Atlanet in 2003 (€47 million); charges associated with cutbacks in the range of vehicles available at Iveco’s Civis bus operations in France (€24 million); and commissions paid to Mediobanca for the extension of the commitments undertaken by Mediobanca under the Ferrari sale contract described in Note 14 (€16 million). Other extraordinary expenses also included changes to prior period estimated expenses of €40 million.

•	€658 million in restructuring expenses and provisions, (€1,026 million for 2002), relating primarily to the costs incurred or provisions determined in accordance with our restructuring initiatives for personnel laid off with long-term unemployment benefits, severance incentives, and writedowns of property, plant and equipment and intangible fixed assets, can be broken down as follows:

•	A total of €259 million at Fiat Auto, of which €141 million related to reductions in production capacity at facilities outside Europe and in Italy, €52 million to the provisions and costs of the mobilitá early retirement program and other workforce reduction-related incentives, and the remaining €66 million to various other restructuring activities, including writedowns in the value of inventories at restructured operations;

•	€142 million at CNH, including severance and other employee-related costs, writedowns of assets, losses on the sale of assets and businesses, as well as costs related to the closing, selling and downsizing of existing facilities arising from divestitures, excess capacity and duplicate facilities, mainly in the United States and France;

•	€98 million at Comau, of which €76 million related to significant restructuring and redundancy programs in a number of countries (“cassa integrazione” in Italy, the “plan social” in France, and the reorganization of certain operations in the United Kingdom), and €22 million related to the an impairment charge relating to the service and dies activities which were reacquired from Comau by Fiat Auto and Fiat-GM Powertrain as of January 1, 2004; and

•	an additional €159 million, attributable to Magneti Marelli (€50 million, primarily due to restructuring initiatives in the automotive lighting division), Iveco (€43 million, primarily for the closing of its Ikarusbus plant in Hungary), Teksid (€43 million, primarily for the impairment of fixed assets at its Italian operations and workforce reduction-related incentives), Business Solutions (€12 million, primarily for costs related to workforce reduction and the impairment of intangible assets), and Fiat S.p.A. and other Group companies (€11 million).

•	€215 million of writedowns in the value of other assets to reflect revised estimates of future cash flows in light of changes in market prospects and new business plans (€216 million in 2002). The total was primarily attributable to impairment charges at Fiat Auto of €177 million (production lines due to a planned reduction in production volumes) and Iveco of €10 million (production lines at its Civis bus facilities in France).

•	€50 million in losses on disposals of investments and other fixed assets; primarily reflecting the losses of €24 million incurred on the sale of Fraikin, as well as costs related to capital increases at CNH connected with its employee stock option program and losses on other minor equity investments and asset sales, compared to losses of €1,239 million in 2002. The losses in 2002 included losses on the sale at current market prices of the GM shares we had acquired in connection with the formation of our industrial alliance (€1,049 million), the sale of the electronic systems business unit of Magneti Marelli (€150 million) and the sale of the aluminum business unit of Teksid (€24 million).

•	Taxes related to prior years, including amounts paid with respect to previously open years, amounted to €26 million in 2003 (€79 million in 2002).

     The net income tax effect on our statement of operations for the year was a tax expense of €650 million, as compared with a tax benefit of €554 million in 2002. Current income taxes for fiscal 2003 included €125 million for IRAP, the regional tax on production activities in Italy (€141 million in 2002) and €31 million for other current taxes (€192 million in 2002). The change from deferred tax assets of €887 million in 2002 to deferred tax liabilities of €494 million in 2003 reflected the reversal of previously established deferred tax assets connected with the realization of gains on divestitures that took place in 2003. For additional information, see Note 20 to the Consolidated Financial Statements included in Item 18.

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

     Western European customers bought approximately 1,179,000 vehicles, a decrease of 9.4%, as Fiat Auto’s automobile market share in Western Europe as a whole fell by 0.8 percentage points to 7.4%. The sector’s unit sales were down in all of its principal European markets with the exception of the United Kingdom and Spain, where they increased by 1.4% and 14.8%, respectively. In Italy, the sector’s unit sales declined by 11.5% to 671,000 units. Fiat Auto’s share of the Italian automobile market fell from 30.2% to 28.0%. New registrations were down 1.2% for the year as a whole. Fiat Auto’s share of the automobile market in Western Europe excluding Italy decreased from 4.0% to 3.5%.

     In Poland, Fiat Auto sold a total of approximately 70,000 vehicles in 2003, or 15.9% more than in the previous year. The increase in sales in Poland was attributable to a 16.3% increase in new registrations. Fiat Auto’s automobile market share in Poland held steady at 17.8%. In Brazil, the sector sold a total of approximately 318,000 vehicles, an 11.3% decrease from the 358,000 units sold a year earlier as demand in Brazil decreased by 3.2%. Despite the greater reduction in unit sales, Fiat Auto’s share of the automobile market declined only slightly, from 25.8% in 2002 to 25.2% in 2003. In Argentina, where sales and manufacturing activities were reduced sharply during 2002 as a result of the economic crisis in that country, sales in 2003 increased as the market started to recover, with the sector selling approximately 14,700 vehicles, compared to approximately 6,800 in 2002.

     Fiat Auto’s revenues totaled €20,010 million, a decrease of €2,137 million, or 9.6%, compared with 2002, with the decrease attributable primarily to the contraction in sales volumes and the deconsolidation of the sector’s retail financing activities in Europe and Brazil. In 2003, Fiat Auto reported an operating loss of €979 million, as compared to an operating loss of €1,343 million in 2002. Excluding the results of the financial companies deconsolidated in 2003, the sector’s operating loss would have been €1,094 million in 2003, compared to €1,562 million in 2002. The principal reasons for the narrower operating losses, achieved despite the declines in revenues and unit sales, as well as a 9% increase in research and development outlays to €939 million, were significant cost reductions and savings on overhead as a result of our restructuring initiatives and the industrial alliance with GM, as well as the positive effect of the new models introduced in the last few months of the year.

     Fiat Auto reported a net loss of €2,058 million in 2003, compared to a net loss of €2,739 million in 2002. The narrower losses reflected the reduction in the magnitude of the sector’s operating losses, as well as lower net extraordinary expenses (€531 million in 2003, compared with €796 million in 2002), which included approximately €259 million in restructuring charges, down from €549 million in 2002. For details of these charges, see “—Industrial Reorganization Initiatives” above.

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

     CNH’s revenues from sales of equipment under U.S. GAAP decreased by 9.9% to €8,903 million, from €9,880 million in 2002, primarily reflecting the appreciation of the euro against the dollar. In dollar terms, revenues from sales of equipment increased by $738 million, or approximately 8%. Of the 2003 revenues, approximately $800 million were attributable to the effect of foreign exchange rate movements, in particular the depreciation of the dollar against the euro and other currencies, so that excluding the effects of exchange rate changes during the year, revenues from sales of equipment would have been slightly lower compared to 2002.

     Overall in 2003, world market demand for major agricultural equipment product lines was approximately 7% higher than in 2002, as increased worldwide demand for tractors and overall stronger demand in North America more than offset lower demand for tractor in Latin America and Western Europe. Worldwide demand for combine harvesters was steady in 2003, with declines in North America and Western Europe offset by stronger demand in Latin America. CNH’s overall tractor market share declined slightly compared with 2002, while its combine market share increased 1.5 percentage points. World market demand for construction equipment product lines increased by approximately 11%, as growth in North America and Asia were only partially offset by lower demand in Latin America and Western Europe. World market demand for backhoe loaders increased by approximately 6% and demand for heavy construction equipment increased by approximately 19%. On a unit basis, CNH’s construction equipment market share declined by approximately three percentage points, with declines in all of its major product categories in nearly every market.

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

     Sales of construction equipment increased by 1% to $2,944 million. Excluding the effects of the formation of Fiat Kobelco in the third quarter of 2002, net sales declined by 1%, as the positive effect of the translation of revenues denominated in the euro and other currencies into dollars was offset by lower wholesale unit volumes. In Western Europe, initial problems in the integration of the Fiat-Hitachi and Fiat-Kobelco sales networks following the formation of Fiat Kobelco, which consists of the operations of CNH’s former Fiat-Hitachi Excavator joint venture and the European operations of Kobelco, also contributed to the contraction. The decline in unit sales was marked by lower sales of backhoe loaders and skid steer loaders in the North American market that were offset only in part by higher unit sales of heavy construction equipment in the North America.

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

     Expressed in U.S. dollars, CNH’s revenues from sales of equipment in North America under U.S. GAAP increased by 1.6%, from $4,140 million in 2002 to $4,206 million in 2003, reflecting slightly lower sales of tractors and of construction equipment, the effects of which were partially offset by higher combine unit sales. Sales of equipment in Western Europe increased by 12.7% from $3,317 million in 2002 to $3,739 million in 2003, reflecting higher agricultural equipment unit sales and the increase in the value of the euro and British pound as compared to the U.S. dollar, these positive effects were partially offset by a decline in unit sales of construction equipment. Sales of equipment in Latin America increased by 11.6% from $638 million in 2002 to $712 million in 2003, principally as a result of higher combine unit sales and a more favorable mix and pricing, the positive effects of which were only partially offset by a decline in the average value of Brazilian real in dollar terms and a decline in unit sales of tractors and construction equipment. In the Rest of the World, sales of equipment were up 14.2%, from $1,236 million in 2002 to $1,412 million in 2003, mainly as a result of higher unit sales of construction equipment and the increase in the value of the Australian dollar, while unit sales of combines and tractors declined.

     When stated in euros, our reporting currency, revenues from sales of equipment under U.S. GAAP decreased by 15.2% in North America, by 5.9% in Western Europe, by 6.8% in Latin America and by 4.6% in the Rest of the World.

     CNH reported operating income of €229 million (2.4% of net sales) in 2003, compared to €163 million (1.6% of net sales) in 2002. The increase was primarily attributable to higher prices, improved margins on new products, the realization of cost savings arising from integration with Case and sector-related restructuring initiatives. These factors more than offset the negative impact of lower unit sales, the costs associated with the introduction of new products, and higher pension and post-retirement benefit costs for current and former CNH employees.

     The sector’s net result for the year was a net loss of €192 million, as compared with a net loss of €211 million in 2002, reflecting the improvement in operating results and a reduction in financial expenses as a result of lower external borrowings; these positive factors were only partially offset by an increase in extraordinary restructuring charges to €142 million (€18 million in 2002), as described in more detail in “—Industrial Reorganization Initiatives” above. The amounts of such changes recognized under the Fiat Group’s accounting principles differ from those accounted for under U.S. GAAP as adopted by CNH to present its consolidated financial results in the United States. See Note 24 to the Consolidated Financial Statements included in Item 18.

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

     During 2003, Iveco sold approximately 146,000 vehicles worldwide, or approximately 9.6% less than in 2002. If the approximately 50,000 vehicles sold by unconsolidated licensees are added, total sales reach 196,000 vehicles (199,380 units in 2002).

     In Western Europe, Iveco shipped approximately 119,300 vehicles, or 7.4% fewer than in 2002, as lower unit sales recorded in Italy, Germany and the United Kingdom were only partially offset by higher unit sales in France and Spain. The most significant declines in unit sales occurred in Italy (-13.6%), due to strong contraction in demand following the expiration of certain tax incentives that had been introduced in 2002, as well as in Germany (-6.7%) and in the United Kingdom (-14.9%), where Iveco was unable to benefit from overall gains in market demand as a result of insufficient competitiveness of the after-sales services package Iveco offers. Iveco’s unit sales were up slightly in France and Spain. In Eastern Europe, Iveco sold approximately 9,700 units, or approximately 1.6% more than in 2002. Outside of Europe, Iveco’s unit sales decreased by approximately 26%, from 23,600 vehicles in 2002 to 17,500 in 2003, with the decline largely attributable to the change in accounting method for Naveco, the sector’s 50-50 joint venture with the Yuejin Group in China. Unit sales at Naveco increased by approximately 1% from 2002 to approximately 14,700 in 2003. Sales by unconsolidated licensees in India and Turkey increased (by approximately 38% in India and 6.9% in Turkey), reflecting the trend of vehicle demand in the two countries and an increase in market share in India in all market segments. Irisbus sold a total of 8,307 buses during the year, a decline of 1.5% that was primarily attributable to reduced market demand from the public sector in France and Italy. Its market share in Western Europe decreased two percentage points to approximately 25%, primarily as a result of the lower sales and the fact that market demand grew primarily in countries such as the United Kingdom where Irisbus has a relatively small presence. Iveco produced approximately 379,000 diesel engines, or 4.9% more than in 2002, reflecting an increase in sales of a new line of engines to CNH for construction and agricultural machine applications and an increase in sales to Sevel. Engine sales to customers outside the Iveco sector, including to other sectors of the Group, accounted for approximately 61% of Iveco’s sales of engines, or three percentage points more than in 2002.

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

     Ferrari-Maserati. Ferrari, which we established as a separate sector for the first time in 2002 (having been previously reported as one of our “Other Companies”), recorded revenues of €1,261 million, an increase of 4.4% from the €1,208 million recorded in 2002, reflecting higher sales of Ferrari models, which were only partially offset by a reduction in sales of Maserati models and the negative effect of the appreciation of the euro. However, the sector’s operating income declined by approximately 54% from €70 million in 2002 to €32 million in 2003, largely as a result of high research and development costs for new products and the appreciation of the euro, which move than offset an improvement in the mix of Ferrari models sold. Ferrari’s research and development expenditures of €130 million (10.3% of net sales) increased by approximately 38% from the €94 million (7.8% of net sales) recorded in 2002. Capital expenditures increased by 9.6% to €193 million in 2003.

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

     Publishing and Communications. Itedi’s net sales and revenues amounted to €383 million in 2003, an increase of 6.4% from the €360 million reported in 2002. The increase reflected higher advertising revenues, “brand-stretching” initiatives and sales of the weekly “Specchio,” for which a surcharge was added in September 2003, which more than offset a decline in daily newspaper sales. The publishing and communications sector reported operating income of €10 million, as compared with an operating income of €3 million in 2002. This improvement was a result of measures to improve efficiency and rationalize costs in all business areas, margins on sales to new newspaper customers and a decline in the cost of newsprint.

Effect of Inflation

     Management believes that the impact of inflation was not material to our net sales and revenues, operating result or consolidated net loss in the years ended December 31, 2004, 2003 and 2002.

U.S. GAAP Reconciliation

     For fiscal years beginning on or after January 1, 2005, the Company is required to prepare its consolidated financial statements in accordance with IFRS, instead of Italian GAAP. The transition to IFRS has required the dedication of significant Company resources and detailed analysis of the Company’s financial reporting methods and systems, as well as the implementation of new systems, over an extended period of time. It has also entailed the review and analysis of many previously recorded transactions in order to determine their proper accounting and classification under IFRS.

     As a result of the IFRS transition process and the review and analysis of previously recorded transactions inherent therein, the Company re-evaluated its application of U.S. GAAP to certain transactions, so as to ensure the appropriate identification and reflection of differences and similarities between the two sets of accounting standards. On the completion of this evaluation process, which was carried out subsequent to the issuance of the Group’s Consolidated Financial Statements for 2003, the Company concluded that it was necessary to restate its net loss under U.S. GAAP for each of the years 2003 and 2002 and stockholders’ equity under U.S. GAAP at December 31, 2003, with the related U.S. GAAP restatements regarding years prior to 2002 being implemented by restating opening stockholders’ equity at January 1, 2002. The discussion below in respect of the U.S. GAAP reconciliation relates to these restated amounts. These U.S. GAAP restatements had no impact on the Group’s Italian GAAP results and financial position as previously reported. For a more detailed discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to our consolidated net losses and stockholders’ equity, see Note 24 to the Consolidated Financial Statements included in Item 18. Additional information on the restatement of our net loss and stockholders’ equity described above is provided in Note 24(iv) to our Consolidated Financial Statements.

     Our consolidated net losses determined in accordance with U.S. GAAP were €2,100 million, €2,934 million and €3,906 million for the years ended December 31, 2004, 2003 and 2002, respectively, as compared with net losses of €1,586 million, €1,900 million and €3,948 million, respectively, for the same periods, as determined under Italian GAAP.

     The net loss for the year ended December 31, 2004 under U.S. GAAP was €514 million higher than the net loss reported under Italian GAAP due to the net effects of:

•	lower U.S. GAAP income from derivative financial instruments of €452 million, the largest single component of this difference being attributable to the valuation of the total return equity swap on GM shares, terminated in 2004. Under Italian GAAP, this financial instrument was treated as an off-balance sheet item, whereas under U.S. GAAP it was recorded at its fair value. On the termination of the swap in 2004, the amount of the unrealized gain determined in the fair value measurement process and recorded under U.S. GAAP at December 31, 2003 was recorded under Italian GAAP;

•	the elimination of goodwill amortization recorded under Italian GAAP but not required under U.S. GAAP of €134 million;

•	higher U.S. GAAP restructuring charges of €111 million, representing amounts which had been recorded in prior periods for Italian GAAP;

•	lower U.S. GAAP income of €92 million, regarding an adjustment of the allocation of the purchase price for the acquisition of the Case Group, credited to income for Italian GAAP but recorded as a reduction of goodwill for U.S. GAAP;

•	other differences which decreased the U.S. GAAP net loss by a net amount of €7 million, due primarily to differences in accounting for deferred costs and employee benefits, the tax effects of reconciling items and other minor differences.

     The net loss for the year ended December 31, 2003, under U.S. GAAP was €1,034 million higher than the loss reported under Italian GAAP due to the net effects of:

•	lower U.S. GAAP capital gains on disposals of investments of €589 million, caused by differences between the U.S. GAAP value of the assets disposed of and the corresponding Italian GAAP amounts; such differences were due primarily to differences in accounting for goodwill and, for Toro Assicurazioni, insurance reserves;

•	higher U.S. GAAP income from derivative financial instruments of €457 million; the largest single component of this difference being attributable to the valuation at fair value of the total return equity swap on GM shares, treated as an off-balance sheet item under Italian GAAP;

•	higher U.S. GAAP operating costs for €217 million related to certain start-up, capital increase and development costs which are deferred and amortized for Italian GAAP but expensed when incurred for U.S. GAAP;

•	the elimination of goodwill amortization recorded under Italian GAAP but not required under U.S. GAAP of €178 million;

•	higher U.S. GAAP restructuring charges of €139 million, representing amounts which had been recorded in prior periods for Italian GAAP;

•	higher deferred income tax expense of €436 million, due primarily to higher valuation allowances provided against deferred tax assets under U.S. GAAP;

•	deferred revenue recognition under U.S. GAAP of €119 million, related primarily to sales recorded under Italian GAAP for which certain risks and rewards are retained by the seller, such as vehicle sales where the customer has options to return the vehicle at a specified future date for a guaranteed repurchase price;

•	other differences which increased the U.S. GAAP net loss by a net amount of €169 million, due primarily to differences in accounting for vehicle sales incentives and employee benefits, the tax effects of reconciling items and other minor differences.

     The net loss for the year ended December 31, 2002, under U.S. GAAP was €42 million lower than the loss reported under Italian GAAP, after a charge for a change in accounting principle of €586 million arising on first time application of SFAS No. 142. In the aggregate, the remaining differences had a positive effect on the U.S. GAAP net loss of €628 million due to the net effects of:

•	a lower U.S. GAAP loss on disposal of investments of €358 million, related to a difference in the carrying value of the GM shares sold at the end of that year which originated in the year of acquisition (2000);

•	elimination of goodwill amortization recorded under Italian GAAP but not required under U.S. GAAP (€254 million) and other differences in goodwill impairment charges arising from adoption of SFAS No. 142 (€124 million).

•	higher U.S. GAAP losses of € 197 million due to the differences in accounting for the transfer of a 14% shareholding in Italenergia Bis to other stockholders;

•	elimination of write-downs of treasury stock of € 107 million, which are charged to income under Italian GAAP but to a stockholders’ equity account under U.S. GAAP;

•	other differences that increased the U.S. GAAP loss by a net amount of €18 million, due primarily to differences relating to the period in which revenue and restructuring provisions are recognized, the tax effects of reconciling items and other minor items.

     Stockholders’ equity determined in accordance with U.S. GAAP was €2,718 million and €4,935 million at December 31, 2004 and 2003, respectively, as compared with €5,099 million and €6,793 million, respectively, under Italian GAAP.

     The reduction in stockholders’ equity under U.S. GAAP as compared with Italian GAAP at December 31, 2004 amounted to €2,381 million (€1,858 million at December 31, 2003) and was the result of:

•	higher U.S. GAAP liabilities for employee benefits of €647 million (€558 million as of December 31, 2003) due primarily to the recognition of minimum pension liabilities as a deduction from U.S. GAAP equity;

•	higher U.S. GAAP goodwill amounts for €505 million (€472 million as of December 31, 2003) related to differences in accounting for goodwill recognition, amortization and impairment;

•	lower U.S. GAAP equity of €455 million (€462 million as of December 31, 2003) due to differences in the timing of revenue recognition under U.S. GAAP as compared with Italian GAAP;

•	lower U.S. GAAP intangible fixed assets of €411 million (€492 million as of December 31, 2003) due to differences in accounting for start-up and other costs (including capital increase expenses) which are deferred and amortized under Italian GAAP;

•	lower U.S. GAAP deferred tax assets of €388 million (€378 million as of December 31, 2003) due primarily to differences in the criteria for determination of valuation allowances and to the tax effects of the taxable U.S. GAAP adjustments;

•	lower U.S. GAAP equity of €271 million (€260 million as of December 31, 2003) due to differences in accounting for vehicle sales incentives;

•	lower U.S. GAAP fixed assets of €239 million (€244 million as of December 31, 2003) due to the revaluation of certain assets recognized under Italian GAAP which is not permitted under U.S. GAAP;

•	lower U.S. GAAP equity of €146 million (€142 million as of December 31, 2003), due to differences in accounting for a special purpose entity under U.S. GAAP and Italian GAAP;

•	lower U.S. GAAP equity of €122 million (€158 million as of December 31, 2003), relating to the recognition of the sale of a portion of an equity interest and the resulting gain, which was recognized for Italian GAAP but deferred under U.S. GAAP;

•	higher U.S. GAAP equity of €120 million due to differences in the valuation criteria for derivative financial instruments (€23 million) and available-for-sale and other financial instruments (€97 million); as of December 31, 2003, such valuation differences resulted in higher U.S. GAAP equity of a total of €507 million, of which €425 million related to derivative financial instruments and €82 million to other financial instruments;

•	lower U.S. GAAP equity of €327 million due to the net total of other less significant differences; the net total of such other less significant differences had resulted in lower U.S. GAAP equity of €143 million as of December 31, 2003.

our balance sheet at the end of 2003. See “—Cash Flow Analysis” below for a detailed discussion of our cash flows in 2004. However, at December 31, 2004, we had marketable securities (financial assets not held as fixed assets, comprising mainly short-term bonds and commercial paper and highly rated bank liquidity funds, net of securities held by Group-owned insurance companies to cover policy liabilities and accruals) of €2,126 million, compared to a total of €3,789 million at the end of 2003. Accordingly, the total amount of our most liquid assets decreased by approximately €1.7 billion, to approximately €5,290 billion at December 31, 2004. Our year-end net financial position (cash, marketable securities and finance receivables, less financial payables comprising short-, medium- and long-term debt), a non-GAAP measure of liquidity that our lending banks use to monitor our performance and for which targets are set under our main loan agreements, showed a negative net balance of €4,961 million at December 31, 2004, an increase of €1,933 million, or 63.4%, from the negative net balance of €3,028 million at December 31, 2003. The increase in the negative net balance compared to December 31, 2003, was primarily attributable to the net loss incurred in 2004, a decrease of approximately €500 million in the amount of trade receivables sold and an increase in working capital requirements in 2004, as discussed in more detail in “—Cash Flow Analysis—Net Cash Used in Operating Activities.”

     The following table details our net financial position at the end of each of the three most recent years and provides a reconciliation of this non-GAAP measure to “cash,” the most directly comparable Italian GAAP measure appearing in our consolidated statements of cash flows. It also details our calculation of marketable securities. The references to Notes following particular line items in the table are to the specific Notes to our Consolidated Financial Statements included in Item 18, where these line items are presented in greater detail.

	At December 31,
	2004	2003	2002
	(in millions of euros)
Cash (Note 7)	€3,164	€3,211	€3,489
Financial assets not held as fixed assets - Other securities (Note 6)	2,184	3,845	6,769
Securities held by insurance to cover policy liabilities and accruals(*)	(58)	(56)	(5,262)

Marketable securities	2,126	3,789	1,507
Amounts due from stockholders for shares subscribed but not called	—	—	1
Financial fixed assets—Receivables (Note 3)	19	29	47
Financial fixed assets—Assets leased (Note 3)	1,727	1,797	2,947
Financial assets not held as fixed assets—Financial receivables (Note 6)	7,151	10,750	18,411

Financial receivables and investments in leases	8,897	12,576	21,406
Financial accrued income (Note 8)	234	301	543
Financial deferred income (Note 13)	(209)	(363)	(1,135)

Total financial assets	14,212	19,514	25,810
Short-term debt (Note 12)(**)	(9,810)	(6,616)	(8,310)
Medium-and long-term debt (Note 12)(**)	(8,933)	(15,418)	(20,613)
Financial accrued expenses (Note 13)	(523)	(593)	(785)
Financial prepaid expenses (Note 8)	93	85	118

Total financial liabilities(**)	(19,173)	(22,542)	(29,590)
Group’s net financial position	€(4,961)	€(3,028)	€(3,780)

(*)	For the year 2002, the amounts shown are derived from the consolidated financial statements of Toro Assicurazioni and Neptunia Assicurazioni Marittime S.A. For 2003 and 2004, the amount shown is related to Neptunia Assicurazioni Marittime S.A. and reported in our Consolidated Financial Statements under “Other companies.”

(**)	The “Total financial liabilities” presented in this table are equivalent to our “gross indebtedness,” a non-Italian GAAP measure discussed below. “Total financial liabilities” at December 31, 2004 includes our “Total financial payables” of €18,743 million (€22,034 million at year end 2003 and €28,923 million at year end 2002), as set forth in Note 12 to our

Consolidated Financial Statements included in Item 18, the most nearly comparable Italian GAAP measure, as well as “Financial accrued expenses” and “Financial prepaid expenses”, as set forth in the table above and Notes 13 and 8 to our Consolidated Financial Statements included in Item 18, respectively. For purposes of this table, “Total financial payables” is broken down into separate short-term and medium- and long-term debt components to provide additional information about the nature of our liabilities.

     At December 31, 2004, we were not in compliance with the target for net financial position set under our €3 billion “mandatory convertible” loan, which requires that our negative net financial position not exceed €3.6 billion (€3 billion plus an allowed margin of 20%). For purposes of the convertible loan agreement, the calculation of net financial position excludes our €1.15 billion loan arranged by Citigroup described in “—Capital Resources” below; this loan is included in the medium- and long-term debt presented in the table above. The “mandatory convertible” loan also requires that our “gross indebtedness,” as calculated pursuant to the agreement, be no greater than €28.3 billion (€23.6 billion plus an allowed margin of 20%). For these purposes, “gross indebtedness” is equal to our total financial payables minus financial accrued and financial prepaid expenses (equivalent to the “Total Financial Liabilities” set forth in the reconciliation of net financial position above), and it continued to be within the contractual target at December 31, 2004. In April 2005, the main lending banks confirmed their intention to proceed with conversion of the loan into equity upon its maturity on September 20, 2005.

Cash Flow Analysis

     In 2004, our cash flows, as set forth in our consolidated statement of cash flows, were as follows:

Net Cash Used in Operating Activities

     Cash used in operating activities in 2004 totaled €358 million (compared with €1,947 million in cash used in 2003). The single largest cash item affecting cash flow from operations was our €1,548 million net loss before minority interest (€1,948 million in 2003). Also affecting operating cash flow was an increase in working capital (the sum of trade receivables, net inventories, trade payables, and other payables, receivables, accruals and deferrals) that resulted in a use of cash in an amount of €608 million (a decrease in working capital had provided cash in the amount of €872 million in 2003). The increase in working capital primarily reflected a decline in trade payables (which used cash of €531 million in 2004, compared to cash provided of €6 million in 2003), largely due to the normalization of output levels at Fiat Auto following an increase during the last quarter of 2003 in connection with the launch of new models, as well as an increase in trade receivables (which used cash of €259 million in 2004, compared to cash provided of €125 million in 2003), largely reflecting the increases in revenues at Iveco (of approximately 10%) and Ferrari-Maserati (of approximately 20%). The impact on the overall figure of these increased uses of cash was offset only in part by lower inventories (which provided cash of €464 million in 2004, compared to a use of cash of €389 million in 2003), largely reflecting a reduction by Fiat Auto of its stock of new and used vehicles by more than 20% during the year, as well as a lower negative balance of other receivables/payables (cash used of €282 million in 2004, compared to cash used of €614 million in 2003). The effect of adjustments for non-cash items also had significant impact on our cash flow statement for operating activities in 2004. These effects included:

•	amortization and depreciation totaling €2,168 million (€2,269 million in 2003);

•	net gains from divestitures of €162 million (€1,873 million in 2003) which were deducted from operating cash flows to reflect the fact that they are accounted for as cash provided by investing activities;

•	expenses mainly for writedowns that did not involve cash outlays of €147 million (€424 million in 2003); and

•	a negative change in deferred income taxes of €319 million (a positive change of €422 million in 2003).

Net Cash Provided by Investing Activities

     Cash flow provided by investing activities was €3,045 million in 2004 (€2,897 million in cash provided in 2003). The results for 2004 were driven primarily by a net decrease in financial receivables (which provided €2,976 million in cash in 2004, compared to €1,146 million in cash provided in 2003), reflecting in part a decrease in financings extended by our financial services companies, and of receivables from third parties owed to our manufacturing and treasury subsidiaries, as well as a change in marketable securities held (which largely represent short-term investments of liquid funds) that provided €1,684 million in cash (compared to a use of cash of €3,065 million in 2003, reflecting the temporary investment of the proceeds of our significant asset disposals during the year) and distributions of reserves (€184 million compared to none in 2003), mainly dividends received from BUC—Banca Unione Credito, which is accounted for using the equity method. Proceeds from the sale of fixed assets generated cash in 2004 of €358 million, compared to €4,167 million in 2003, which amount in 2003 included proceeds from the disposal of investments, including Toro Assicurazioni, FiatAvio and Fidis Retail Italia. The principal uses of funds during the year consisted of €2,112 million in investments in fixed assets (€2,011 million in 2003), including investments in vehicles to be leased on a long-term basis of €408 million (€358 million in 2003). Other uses of cash during the year included €239 million in expenses for the purchase of equity investments (a use of €212 million in cash in 2003), as well as €237 million in investments in intangible assets (a use of €488 million in cash in 2003).

     The following table summarizes our capital expenditures by geographical area for each of the years indicated:

	2004	2003	2002
	(in millions of euros)
Europe	€1,811	€1,723	€2,225
North America	170	138	313
Mercosur	104	120	150
Other areas	27	30	83

Total	€2,112	€2,011	€2,771

     We incurred these capital expenditures to acquire property, plant and equipment necessary to introduce and manufacture new products, enhance manufacturing efficiency and further environmental and safety programs, as well as for long-term leasing services for automobiles, commercial vehicles, and agricultural and construction equipment.

Net Cash Used in Financing Activities

     Cash flow used in financing activities was €2,374 million in 2004 (€1,228 million in 2003), primarily reflecting net repayments of medium- and long-term debt of €3,448 million (compared to net new borrowings in 2003 of €4,189 million). The net repayments reflect a total of €4,704 million of medium- and long-term debt that was repaid in 2004, including:

•	redemption of a €1 billion five-year-bond issued by Fiat Finance and Trade Ltd. S.A. in March 1999;

•	repurchase for cancellation during the first quarter of 2004 of $540 million (approximately €400 million) of the bonds issued by Fiat Finance Luxembourg S.A. exchangeable for shares of GM; and

•	redemption of an additional $1,672 million (approximately €1.4 billion) of these Fiat Finance Luxembourg S.A. exchangeable bonds from holders who exercised their option to sell the securities back to us in July 2004. As of December 31, 2004, there were approximately $17 million of these notes outstanding. See “—Capital Resources.”

These repayments were partially offset by new medium- and long-term borrowings in 2004 in the amount of €1,256 million, including a bond issuance by Case New Holland Inc., a subsidiary of CNH, during the second quarter 2004 with a face value of $500 million, as well as by a net increase in short-term indebtedness of €713 million. For additional information, see “—Capital Resources.”

Capital Resources

     The cash flows, funding requirements and liquidity of Group companies are managed on a standard and centralized basis, under the control of our central treasury. This centralized system is aimed at optimizing the efficiency and effectiveness of our management of capital resources. It also guarantees the efficiency and security of treasury management processes.

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

     The following table details our calculation of gross indebtedness and net indebtedness as at the end of each of the three most recent years and provides a reconciliation of these non-Italian GAAP measures to “Total financial payables,” a component of total payables as set forth in our consolidated balance sheet (see Note 12 to our Consolidated Financial Statements included in Item 18), the most directly comparable Italian GAAP measure. The references to Notes following particular line items in the table are to the specific Notes to our Consolidated Financial Statements included in Item 18, where these line items are presented in greater detail.

	At December 31,
	2004	2003	2002
	(in millions of euros)
Total financial payables (Note 12)	(18,743)	€(22,034)	€(28,923)
Financial accrued expenses (Note 13)	(523)	(593)	(785)
Financial prepaid expenses (Note 8)	93	85	118

Gross indebtedness	(19,173)	€(22,542)	€(29,590)
Cash (Note 7)	3,164	3,211	3,489
Marketable securities (*)	2,126	3,789	1,507

Net indebtedness	€(13,883)	€(15,542)	€(24,594)

(*)	See “—Liquidity and Capital Resources” above for more information on our marketable securities.

     At December 31, 2004, we had total financial payables of €18,743 million, compared to €22,034 million at December 31, 2003. Our net indebtedness (calculated as our total financial payables less financial accrued expenses and financial prepaid expenses, less cash and marketable securities) at December 31, 2004, amounted to €13,883 million, compared to €15,542 million at December 31, 2003. Management believes net indebtedness is a useful measure for analyzing the Group’s debt and managing its liquidity, as it demonstrates how much indebtedness would remain if all of our available liquid resources were applied to the repayment of debt. The decline in our net indebtedness reflected a decrease in financings extended to the dealer network by Fiat Auto (accounting for approximately €800 million of the decline), the transfer of our auto financing operations in the United Kingdom to Fidis Retail Italia in the fourth quarter of 2004 (accounting for approximately €690 million of the decline), as well as a decline in financing to suppliers.

     At December 31, 2004, we had more than €1,700 million in unused committed lines of credit available, primarily in U.S. dollars. The equivalent figure at December 31, 2003 was approximately €2,000 million, with the reduction primarily reflecting the appreciation of the euro against the dollar and other currencies in which certain of the lines are denominated. We also had aggregate borrowings from banks of €8,764 million at December 31, 2004 (€9,384 million at year end 2003). This amount includes, among other borrowings, the €3 billion mandatory convertible facility and the approximately €1.15 billion loan arranged by Citigroup and secured by our agreements with EDF as part of the Italenergia Bis transaction. See Item 4. “Information on the Company—Introduction—Strategies and Programs” and Note 12 to the Consolidated Financial Statements included in Item 18 for additional information on these loans.

     We have short-term borrowing and commercial paper programs in certain countries in which we operate. As of December 31, 2004 and 2003, the total amount outstanding under these programs was approximately €200 million and €216 million, respectively. Our short-term commercial paper rating is currently “Not Prime” from Moody’s, and is “B” from each of Standard & Poor’s and Fitch Ratings.

     The commercial paper programs of New Holland Credit Company ($1.5 billion) and our Canadian commercial paper program (C$750 million) were cancelled in October 2003 and February 2004, respectively.

     We also have a global medium-term note program, which had a total authorized amount of €15 billion at December 31, 2004, of which approximately €7 billion was outstanding at each of December 31, 2004 and 2003. The issuers under the program are Fiat Finance & Trade Ltd. S.A. (for an amount outstanding, at December 31, 2004, of approximately €6,800 million), Fiat Finance Canada Ltd. (€80 million) and Fiat Finance North America Inc. (€65 million). All of these issuances are guaranteed by Fiat S.p.A., which is currently rated Ba3 by Moody’s, BB- by Standard & Poor’s and BB by Fitch Ratings.

     In addition, we had other debt securities outstanding in an aggregate amount of €1,878 million at December 31, 2004 (€4,322 million at year end 2003), including:

•	40 billion yen principal amount (equivalent to approximately €287 million) of 1.5% notes due June 27, 2005, issued by Fiat Finance and Trade Ltd. S.A. and guaranteed by Fiat S.p.A.; we expect to repay these bonds in full in cash on the maturity date using available liquid resources;

•	$1,050 million principal amount (equivalent to approximately €771 million) of 9.25% notes due August 1, 2011, issued by CNH’s subsidiary Case New Holland Inc. during the third quarter of 2003 and guaranteed by CNH and certain of its other subsidiaries, subject to an indenture containing certain standard restrictive covenants for high-yield securities;

•	$500 million principal amount (equivalent to approximately €367 million) of 6% senior notes due June 1, 2009, issued by CNH’s subsidiary Case New Holland Inc. in May 2004 and guaranteed by CNH and certain of its other subsidiaries, subject to an indenture containing certain standard restrictive covenants for high-yield securities;

•	Other notes issued by CNH’s subsidiaries CNH America LLC and CNH Capital America LLC with an aggregate amount outstanding of $599 million (equivalent to approximately €440 million); and

•	$17.2 million (equivalent to approximately €13 million) of 3.25% notes due January 9, 2007 exchangeable into shares of GM issued by our subsidiary Fiat Finance Luxembourg Société Anonyme. The notes were issued in an aggregate principal amount of $2,229 million in January 2002 and are guaranteed by Fiat. As of May 26, 2004, there were $1,689 million of these notes outstanding following our repurchase on the market and cancellation of $540 million in principal amount of notes in early 2004. From May 26, 2004, through June 17, 2004, noteholders had the right to request that we redeem their securities for cash at face value, for payment on July 9, 2004. During that period, investors requested repayment of $1,672 million in principal amount of outstanding notes, which amount we duly paid. The $17.2 million in aggregate principal amount of the exchangeable bonds that remain outstanding constitute less than one percent of the original total issued.

     As discussed in more detail in Note 12 to the Consolidated Financial Statements included in Item 18, the majority of the Group’s indebtedness contains standard commitments on the part of the issuer and, in some cases, by Fiat, as the guarantor, including in certain instances negative pledges or cross-default clauses, but not ratings triggers or financial ratio targets. In addition, the 9.25% notes due 2011 and the 6% senior notes due 2009 issued by Case New Holland Inc. contain financial covenants restricting, among other things, the ability of the issuer and certain companies of the CNH group to secure new debt, conclude sale and leaseback transactions, and sell certain fixed assets. The indentures governing this indebtedness also include financial covenants imposing a maximum limit on further indebtedness by the CNH group companies, which cannot exceed a specific ratio of cash flows to dividend payments and financial expenses. These covenants are subject to various exceptions and limitations, and certain of these restrictions fall away in the event the bonds, currently rated below investment grade, are assigned an investment-grade rating by Standard & Poor’s and/or Moody’s.

     On April 29, 2005, Case New Holland Inc. filed a registration statement with the Securities and Exchange Commission for an offer to exchange its outstanding 9.25% notes due 2011 and its 6% senior notes due 2009 for substantially identical notes that are registered under the Securities Act. The exchange offer expired on June 27, 2005, at which time virtually all of these notes had been tendered for exchange.

     For more information on our outstanding indebtedness, see Note 12 and Note 24 to the Consolidated Financial Statements included in Item 18.

     We also sell certain of our finance, trade and tax receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives. See   “—Concentrations of Credit Risk” below. At December 31, 2004 and 2003, outstanding receivables sold with recourse were €1,696 million and €2,203 million, respectively, including €1,613 million of trade receivables and other receivables (€2,144 million at December 31, 2003) and €83 million of financial receivables (€59 million at December 31, 2003). The total volume of receivables sold with recourse during the course of 2004 amounted to €13,178 million, as compared with a total of €15,341 million in 2003. We also securitize and sell certain trade and financial receivables without recourse. In 2004 and 2003, the amount of receivables sold or securitized without recourse with maturity dates beyond year end amounted to €9,809 million and €9,852 million respectively. Receivables sold or securitized without recourse at December 31, 2004, included €4,689 million of trade receivables and other receivables (€4,638 million at December 31, 2003) and €5,120 million of financial receivables (€5,214 million at December 31, 2003). The sale of financial receivables is executed primarily through securitization transactions and involves mainly accounts receivable from final (retail) customers and from the network of dealers to our financial services companies. The amounts of securitized assets reported above do not include any retained interest of the seller, which amount may vary depending on the transaction and is included either in “Other receivables” or in “Financial receivables” according to the Group’s accounting rules. The total volume of receivables sold or securitized without recourse was €27,540 million in 2004 (€33,298 million in 2003). For additional details on our securitization programs, see Note 24(v)(l) to the Consolidated Financial Statements included in Item 18.

Future Liquidity

     We have adopted formal policies and decision-making processes aimed at optimizing our overall financial situation and the allocation of financial funds, cash management processes and financial risk management. In 2004, we continued to take opportunities where they arose to engage in financing transactions aimed at extending the average maturity of our debt and strengthening our overall financial structure.

     As noted above, new borrowings during the year totaled €1,256 million, including a bond issuance by Case New Holland Inc. during the second quarter 2004 with a face value of $500 million. Short-term indebtedness increased by €713 million.

     Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce cash flow from operations and would impair the ability of our dealers and retail customers to meet their payment obligations. In addition, we estimate that we will assume approximately €500 million in debt in connection with the unwinding of our joint ventures with GM. Increased supplies of used cars, trucks and equipment may affect resale prices and result in decreased cash flows. Any further reduction of our credit ratings would increase the cost of funding and potentially limit our access to these and other sources of financing.

     Notwithstanding the current difficult market conditions, management believes that funds available under our current liquidity facilities (including loan agreements and lines of credit), those realized under existing and planned asset-backed securitization programs and those expected from the ordinary course refinancing of existing credit facilities, and the proceeds of the €1.56 billion in payments received in connection with the February 2005 termination of the Master Agreement with GM, will allow the Group to satisfy its working capital and debt service requirements through the end of 2005. In addition, in June 2005, as part of the creation of the new Iveco Finance Holdings joint venture with Barclays, the deconsolidated entities that are now part of Iveco Finance Holdings repaid to Fiat more than €2 billion in intercompany indebtedness.

Off-Balance Sheet Arrangements

     We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees, indemnification agreements, the sale of receivables and other arrangements under which we have or may have continuing obligations. Our arrangements in each of these categories are described in more detail below. For additional information, see Note 24(v)(l) to the Consolidated Financial Statements included in Item 18.

Financial guarantees

     Our financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us, as well as indirect obligations, under which we have agreed to provide the funds necessary for another party to satisfy an obligation.

     At December 31, 2004, we had granted guarantees totaling €5,520 million (€6,430 million at December 31, 2003), including:

•	suretyships totaling €2,719 million (€3,060 million at December 31, 2003). Of these suretyships, €1,008 million related to supplemental guarantees provided in connection with notes issued by a former finance subsidiary of Fiat Auto to finance its retail financing activities, which subsidiary was contributed to Fidis Retail Italia. Fiat considers its potential exposure under these supplemental guarantees to be remote, as payments on the underlying receivables are covered by insurance or the right to repossess the financed vehicles. The decline of €341 million compared to year-end 2003 was primarily due to the deconsolidation of Fiat Engineering and the maturity of certain obligations of associated companies with respect to which suretyships had been granted. Our other suretyships at year end are mainly related to guarantees granted by our operating companies as performance bonds in connection with contract work in progress, guarantees to tax authorities associated with value-added tax, customs duty and other tax-related liabilities and suretyships granted in connection with financial obligations of associated companies.

•	Other unsecured guarantees of €2,534 million (€3,075 million at December 31, 2003), including commitments of approximately €1,696 million with respect to receivables sold with recourse, as described under “—Liquidity and Capital Resources” above. Our remaining obligations in this category included guarantees of the types discussed above and other financial obligations.

Indemnities

     Fiat S.p.A. and other Group companies have provided indemnities to purchasers in connection with the asset divestitures carried out in 2004 and prior years, with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These indemnities primarily relate to potential liabilities arising from contingent liabilities in existence at the time of the sale, as well as breach of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. As of December 31, 2004, our potential obligations with respect to these indemnities were approximately €850 million, unchanged from the level at December 31, 2003. We have provided certain other indemnifications that do not limit potential payment; we are unable to estimate a maximum amount of potential future payments that could result from claims made under these indemnities. See Note 24(v)(t.v) to the Consolidated Financial Statements included in Item 18.

Retained or Contingent Interests

     As described in “—Critical Accounting Policies” above, we have a retained interest in certain of our finance, trade and tax receivables that we have sold to third parties without recourse in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with our risk management objectives. See “-Capital

Resources” above and Note 24(v)(l) to the Consolidated Financial Statements included in Item 18 for a detailed description of these transactions.

Sale-Leaseback Transactions

     The Group has in the past entered into certain real estate sale and leaseback transactions, relating primarily to commercial and certain non-strategic industrial properties. These leases expire between 2006 and 2020. We made aggregate rental payments in connection with these contracts in 2004 of approximately €23 million. See Note 24(v)(i) to the Consolidated Financial Statements included in Item 18.

Derivative Instruments

     We do not hold or issue derivative financial instruments for trading purposes. However, in 2003, certain of the derivatives we held were not eligible for hedge accounting under Italian GAAP or other applicable accounting principles. In particular, in December 2002, we entered into a “total return equity swap” with Merrill Lynch with respect to GM shares in order to hedge risk associated with our $2.2 billion bond issue exchangeable into GM shares. During the first four months of 2004, we exercised our right to terminate this equity swap. In a related transaction, we repurchased on the market $540 million in principal amount of the exchangeable bonds, which we then cancelled. To hedge our exposure under the approximately $1.7 billion in exchangeable bonds still outstanding following these transactions, we purchased call options on GM shares. Together, these 2004 transactions resulted in a pre-tax gain for us of approximately €302 million. In June 2004, investors holding $1,672 million in principal amount of the outstanding exchangeable bonds exercised their right to require us to redeem their bonds for cash at face value in July 2004. See “—Capital Resources” above. See Notes 14 and 24(k.iii) to the Consolidated Financial Statements in Item 18 for additional information on the characteristics and accounting treatment of the total return equity swap and our other derivative instruments that do not qualify for hedge accounting, including those relating to outstanding stock options.

Variable Interests

     In 2001, we participated with a specialist logistics operator and other financial investors in the formation of Società di Comercializzazione e Distribuzione Ricambi S.p.A. (“SCDR”), a company whose principal activity is the purchase of spare parts from Fiat Auto for sale to end customers. Our investment in SCDR represents 19% of SCDR’s capital and is accounted for in our Italian GAAP financial statements under the equity method. In its balance sheet as of December 31, 2004, SCDR recorded inventories for €0.6 million purchased from Fiat Auto and bank loans of €0.5 million, the latter of which are secured by SCDR’s inventories and receivables. Fiat Auto has committed to indemnify SCDR against any losses that could occur in the event that inventory purchased through December 31, 2004, is scrapped in the future, and has made provision in its financial statements for risks arising from that commitment.

     In performing the reconciliation from Italian GAAP to U.S. GAAP presented in Note 24 of the Consolidated Financial Statements in Item 18, in 2001 we determined that, due to the nature of the contractual arrangements in place, the sale of inventories from Fiat Auto to SCDR did not transfer all of the risks and rewards of ownership of the assets to SCDR, and therefore did not allow recognition of the related revenue by Fiat Auto for U.S. GAAP reporting purposes; instead, the transfer of inventories was considered a financing transaction and related revenue recorded in the Italian GAAP financial statements was deferred for U.S. GAAP purposes until the assets were sold to end customers. In the reconciliation from Italian GAAP to U.S. GAAP as of and for the year ended December 31, 2004, SCDR has been considered a variable interest entity in accordance with FIN 46R. This change in accounting principle under U.S. GAAP had no cumulative effect on opening stockholders’ equity for the year. See Note 24(v)(h.ii) to the Consolidated Financial Statements in Item 18.

Contractual Obligations

     The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2004:

	Payments due by period
		Less than
	Total	1 year	1-3 years	3-5 years	After 5 years
	(in millions of euro)
Contractual Obligations
Long-Term Debt Obligations*	€16,186	€7,253	€4,003	€896	€4,034
Capital (Finance) Lease Obligations**	—	—	—	—	—
Operating Lease Obligations	303	63	95	63	82
Purchase Obligations	1,981	1,177	550	73	181
Other Long-Term Obligations under Italian GAAP	10,936	200	10,634	94	8

Total	€29,406	€8,693	€15,282	€1,126	€4,305

*	Amounts presented exclude the related interest expense that will be paid when due.
**	In accordance with Italian GAAP, we do not account separately for capital (finance) lease obligations, but rather include such obligations as part of our indebtedness. As a result, these commitments are included in the item “Long-term debt obligations.”

Long-Term Debt Obligations

     For information on our long-term debt obligations, see “—Capital Resources” above and Note 12 to the Consolidated Financial Statements included in Item 18.

Operating Leases

     Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.

Purchase Obligations

     Our purchase obligations at December 31, 2004, included the following:

•	financial commitments to certain customers guaranteeing specified residual values of vehicles purchased from us in certain circumstances (“buy back” commitments), in an aggregate amount of approximately €1,570 million;

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures of various Group companies, in an aggregate amount of approximately €408 million of the total; and

•	obligations to purchase various other fixed assets, in an aggregate amount of approximately €3 million.

Other Long-Term Obligations

     Our other long-term obligations at December 31, 2004, primarily comprised commitments of €10,261 million under the contracts between Fiat S.p.A. (as general contractor) and Treno Alta Velocità T.A.V. S.p.A. for the design and construction of high-speed railway lines between Bologna and Florence and between Turin and Milan. See Note 14 to the Consolidated Financial Statements included in Item 18.

Research and Development

     For a discussion of our research and development policies and related expenditures, see “Research and Development” in Item 4.

Trend Information

     For a discussion of the most significant recent trends affecting our businesses, see “Introduction—Recent Developments” and “Introduction—Outlook” in Item 4.

Concentrations of Credit Risk

     In connection with our various operating and investment subsidiaries, we maintain investments in trade and finance receivables and marketable securities. With respect to these investments, management believes that our financial policies and the distribution of our investments tend to mitigate significantly our exposure to credit risk. Among the factors reducing such risk is the widely distributed nature of our trade and finance receivables among the many of our automotive, commercial vehicle and agricultural and construction equipment customers located in Italy, the rest of Europe, North and South America and the rest of the world. Management believes that concentration of credit risk is also minimized with respect to our investments in marketable securities, given that such investments consist primarily of widely traded or other liquid securities issued by highly rated institutions located in our various markets.

     Although European countries other than Italy are the principal markets for our exports, we also sell products in other regions where political, economic and financial risk can render the collection of receivables difficult. We take a number of steps on a regular basis to reduce this risk, including maintaining political risk insurance, liquidating a portion of our receivables on a non-recourse basis at a discount through the banking system, arranging buyer’s credits in favor of the importers, which allows for regular payments, as well as utilizing other techniques, including countertrade agreements, that are aimed at protecting us from financial losses in our trade relations with countries that have suspended payments abroad.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

     Following the annual general meeting of stockholders on June 23, 2005, the directors of Fiat are as follows. The terms of office of all of our directors will expire at our stockholders’ meeting to approve Fiat’s annual financial statements for the year ending December 31, 2005, which we expect to take place in the second quarter of 2006.

Name	Age	Position
Luca Cordero di Montezemolo(3)	58	Chairman of the Board
Andrea Agnelli	30	Director
Angelo Benessia(2)	64	Director
Tiberto Brandolini d’Adda	57	Director
Flavio Cotti(1)	65	Director
John Philip Elkann(1)(3)	29	Vice Chairman of the Board
Luca Garavoglia(1)	36	Director
Gian Maria Gros-Pietro(1)	63	Director
Hermann-Josef Lamberti(2)	49	Director
Sergio Marchionne(3)	53	Director, Chief Executive Officer

Name	Age	Position
Vittorio Mincato(3)	69	Director
Virgilio Marrone	59	Director
Pasquale Pistorio(3)	69	Director
Daniel John Winteler(1)	42	Director
Mario Zibetti(2)	66	Director

(1)	Member of the Nominating and Compensation Committee

(2)	Member of the Internal Control Committee

(3)	Member of the Strategic Committee

     On May 27, 2004, Umberto Agnelli, then Chairman of the Board, died in Turin. On May 30, 2004, the Board of Directors appointed director Luca Cordero di Montezemolo Chairman of the Board and director John Philip Elkann, Umberto Agnelli’s grand-nephew, as Vice Chairman. The Board also appointed Andrea Agnelli, the son of Umberto Agnelli, and Tiberto Brandolini d’Adda, a nephew of Umberto Agnelli, as new directors.

     Mr. Morchio resigned on May 30, 2004. On June 1, 2004, the Board named director Sergio Marchionne as Chief Executive Officer of Fiat.

     On April 26, 2004, Franzo Grande Stevens resigned as a director of Fiat after more than 20 years’ service on the Board following his appointment by the City of Turin as a member of the Consiglio Generale (General Council) of Compagnia di San Paolo, a stockholder of SanPaolo IMI S.p.A. (“SanPaolo”), which in turn is a stockholder of Fiat. Mr. Grande Stevens continues to serve as the non-voting Secretary of the Board of Directors. On December 23, 2004, Pasquale Pistorio was appointed to the Board.

     On May 10, 2005, our Board of Directors voluntarily adopted new requirements for director independence, and at our stockholders’ meeting on June 23, 2005, a resolution was passed increasing the number of members of our board to 15 to allow for the majority of our board members to qualify as independent under the new criteria. See Item 10. “Additional Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules” for a summary of our new criteria for director independence.

     At the June 23, 2005 stockholders meeting and in connection with the expansion of the Board to 15 directors (the majority of whom are now independent), Gian Maria Gros-Pietro, Vittorio Mincato and Mario Zibetti were elected as independent directors. On that same day, Virgilio Marrone was also appointed to the Board.

     The Board of Directors has given Mr. Cordero di Montezemolo, as Chairman, and Mr. Marchionne, as Chief Executive Officer, broad operating powers and authorized them to perform all acts that are consistent with the Company’s purpose. Notwithstanding the ample powers granted to them, the Chairman and the Chief Executive Officer must submit to the Board of Directors for approval all transactions that may have a material impact on our profitability, balance sheet or financial position, and must adequately inform the directors and statutory auditors about any transactions that are of an atypical or unusual nature or that involve related parties.

     Biographies of each of the current members of our Board of Directors follow:

Name	Position (dates)
Luca Cordero di Montezemolo	Chairman of the Board (May 30, 2004—present) Director (February 28, 2003—present) Chairman and Chief Executive Officer of Ferrari S.p.A. (1991—present)

Born in Bologna (Italy) on August 31, 1947. Mr. Cordero di Montezemolo joined Ferrari in 1973 as a Team Manager. From 1977 to 1981 he was Head of External Relations for Fiat. Mr. Cordero di Montezemolo was Chief Executive Officer of Itedi from 1981 to 1983 and Managing Director of Cinzano S.p.A. from 1984 to 1985. From 1986 to 1990, he chaired the organizing committee for the Italia ‘90 Soccer World Cup. He has been Chairman and Chief Executive Officer of Ferrari S.p.A. since 1991. Mr. Cordero di Montezemolo is also a member of the Board of Directors of Bologna Calcio soccer team, a director of La Stampa, Pinault-Printemps-Redoute S.A., Tod’s, Indesit Company, and Chairman of Bologna Fiere. In May 2004, he also became President of Confindustria, the Federation of Italian Industries.

Andrea Agnelli	Director (May 30, 2004—present)

Born in Turin (Italy) on December 6, 1975. Mr. Agnelli has held various positions at several companies, both in Italy and abroad, including at Iveco, Piaggio S.p.A., Auchan S.A., Juventus F.C. S.p.A., Ferrari S.p.A. and Philip Morris International Inc.

Angelo Benessia	Director (2001—present)

Born in Turin (Italy) on October 18, 1941. Mr. Benessia graduated in law from Turin University in 1965 and is a chartered public accountant. He is a partner of the law firm Studio Benessia, Maccagno in Turin. From 1991 to 1999, he was chairman of Unigest, and in 1999 became a director of Saiag S.p.A. He resigned in 2001 from the Board of Directors of Telecom Italia S.p.A., where he represented several mutual fund companies. He has been a statutory auditor of Turin Polytechnic and a director of the Piedmont Association of Economic and Social Sciences “Antonio Gramsci” since 1991. Since 2001, he has been a member of the Board of Directors of Italenergia and a member of the Board and Vice Chairman of R.C.S. Quotidiani S.p.A.

Tiberto Brandolini d’Adda	Director (May 30, 2004—present)

Born in Lausanne (Switzerland) on March 8, 1948. Mr. Brandolini d’Adda graduated in commercial law from the University of Parma in 1971. From 1972 to 1974, he

Name	Position (dates)
worked for Fiat S.p.A’s international activities department, and for Lazard Frères in London. In 1975, he was appointed assistant to the Director General for Enterprise Policy at the European Economic Commission in Brussels. He joined Ifint Company in 1976, as General Manager of Ifint France, and became General Manager of Ifint Europe in 1985. In 1993, Mr. Brandolini d’Adda became Managing Director of the Exor Group (formerly Ifint) and was appointed Vice Chairman and Managing Director in 2003. He is currently Chairman and CEO of Sequana Capital (formerly Worms & Cie), as well as General Partner of Giovanni Agnelli & C., and a member of the board and executive committee of IFIL S.p.A. (“IFIL”).

Flavio Cotti	Director (2000—present)

Born in Muralto (Switzerland) on October 18, 1939. Mr. Cotti graduated in law from the University of Fribourg in 1964. He practiced law and was a notary public until 1975. From 1975 to 1983, Mr. Cotti was a member of the government of the Swiss canton of Tessin. From 1983 to 1986, he was a member of Parliament of the Swiss Confederation and from 1987 to 1999 he was a member of the government of the Swiss Confederation. In 1991 and in 1998, he was the President of the Swiss Confederation. In 1996, he was appointed President of the Organization for Security and Cooperation in Europe. He is currently Chairman of the Advisory Board of the Credit Suisse Group.

John Philip Elkann	Vice Chairman (May 30, 2004—present)
Director (1997—present)

Born in New York, New York (USA) on April 1, 1976. Mr. Elkann graduated in industrial engineering from Turin Polytechnic in 2000. He has been a member of the Board of Directors of Fiat since 1997. He is Vice Chairman of Giovanni Agnelli & C. S.A.p.A. and of the Exor Group.

Luca Garavoglia	Director (May 13, 2003—present)

Born in Milan (Italy) on February 27, 1969. Mr. Garavoglia graduated in economics from the Università Commerciale Luigi Bocconi in Milan in 1994. He has been Chairman of Davide Campari-Milano S.p.A., the parent company of the Campari Group, since September 1994.

Name	Position (dates)
Gian Maria Gros-Pietro	Director (June 23, 2005—present)

Born in Turin (Italy) on February 4, 1942. Mr. Gros-Pietro has a degree in economics from the University of Turin. He began his professional career in 1964 as lecturer at the University of Turin, subsequently becoming head of its Department of Production Management, and has also been a senior lecturer in business economics there since 1972. In addition, from 1992 to 1997, Mr. Gros-Pietro chaired the Industrial Privatization Strategy Commission for the Italian Ministry of Industry and was member of the Permanent Committee for Global Consulting and Guarantee on Privatizations. He was Chairman and CEO of IRI S.p.A. from 1997 to 1999, and Chairman of Eni S.p.A. from 1999 to 2002. Currently, Mr. Gros-Pietro is, among other things, President of Federtrasporto (the Italian association of transportation companies), and a member of the Directive Committee and General Council of Assonime, the Italian listed companies association, the board of the Union of Industrialists of Rome, and Confindustria’s General Council. He is also a member of the Board of SEAT Pagine Gialle S.p.A, the Executive Committee and the General Council of the Aspen Institute Italia, the International Business Council of the World Economic Forum and the Supervisory Board of Sofipa Equity Fund, as well as Vice President of I.G.I. (Istituto Grandi Infrastrutture—Great Infrastructures Institute) and Senior Advisor for Italy of Société Générale Corporate & Investment Banking.

Hermann-Josef Lamberti	Director (2002—present)

Born in Boppard (Germany) on February 5, 1956. Mr. Lamberti studied business administration in Cologne and Dublin and received a master’s degree in Business Administration in 1981. From 1985 to 1998, Mr. Lamberti held various management positions at IBM in Germany, France and the United States. He joined Deutsche Bank A.G. in 1998 as an executive vice president and became Chief Operating Officer and a member of the Board of Managing Directors in 1999. He is currently also Chairman of the Supervisory Board of Deutsche Bank Privat und Geschaftskunden AG, a member of the Supervisory Board of Schering AG and Carl Zeiss AG, and a non-executive director of Euroclear plc and Euroclear Bank S.A.

Sergio Marchionne	Chief Executive Officer Fiat S.p.A. (June 1, 2004—present)
Chief Executive Officer Fiat Auto Holding B.V.

Name	Position (dates)
(February 2005—present)
Director (2003—present)

Born in Chieti (Italy) on June 17, 1952. Mr. Marchionne received a master’s degree in Business Administration from the University of Windsor, Canada in 1980 and graduated in law from the Osgoode Hall Law School of York University of Toronto in 1983. He is a licensed barrister and solicitor and a chartered accountant. From 1997 to 2000, Mr. Marchionne was Managing Director and Chief Executive Officer of Alusuisse Lonza Group Ltd., Zurich (“algroup”), until its merger with Alcan. He remained Managing Director and Chief Executive of Lonza Group Ltd., Basel, the chemical entity carved out of algroup in 1999. He has been Chairman of Lonza’s Board of Directors since 2002. He is also currently a director of Serono Ltd., Geneva, and Vice Chairman of Société Générale de Surveillance Holding SA, Geneva, of which he has also been Managing Director and Chief Executive Officer since January 2002. On June 1, 2004, he was appointed Chief Executive Officer of Fiat S.p.A., and in February 2005, he also assumed the role of Chief Executive Officer of Fiat Auto S.p.A.

Virgilio Marrone	Director (June 23, 2005—present)

Born in Savona (Italy) on August 2, 1946, Mr. Marrone has a degree in management and business administration from Università Commerciale Luigi Bocconi in Milan. From 1973 to 1985, he was assistant to the Chief Executive Officer of Istituto Finanzario Industriale S.p.A. (“IFI”) and from 1985 to 1993, he was General Secretary of IFI. From 1993 to 2002, Mr. Marrone was Joint General Manager of IFI, and from 2002 to the present, he has been General Manager of IFI. Mr. Marrone currently is a member of the boards of Gruppo SanPaolo and the Exor Group.

Vittorio Mincato	Director (June 23, 2005—present)

Born in Torrebelvicino (Italy) on May 14, 1936. Mr. Mincato worked at Eni S.p.A. for nearly 50 years, joining the company in 1957 and serving in a variety of positions before becoming Chief Executive Officer in 1998. He held that position until 2005, when he became Chairman of Poste Italiane S.p.A., the Italian postal service. In addition, from 2002 to 2004, he was a member of CNEL (the Italian National Committee for Economy and Labor). In 2005, Mr. Mincato was appointed Chairman of Assonime, and is also currently a member of the Executive Board of Confindustria, Vice

Name	Position (dates)
President of the Union of Industrialists of Rome and a member of the Board of Directors of the Teatro alla Scala Foundation, of the Accademia Nazionale di Santa Cecilia, of the Accademia Olimpica.

Pasquale Pistorio	Director (December 2004—present)

Born in Agira (Sicily) on January 6, 1936. Mr. Pistorio graduated in electrical engineering from the Polytechnic of Turin. In 1967, he joined Motorola Corporation, where he held various management positions before in July 1980 becoming President and Chief Executive Officer of the SGS Group, an Italian microelectronics company. Following that company’s merger in 1987 with Thomson Semiconducteurs, Mr. Pistorio became President and Chief Executive Officer of the new company, SGS-THOMSON Microelectronics (renamed STMicroelectronics in 1998). Upon his retirement from that position in 2005, Mr. Pistorio was appointed Honorary Chairman. Mr. Pistorio is a member of numerous organizations, including the Internal Advisory Council of the Government of Singapore, the ICT Task Force of the United Nations and the International Business Council of the World Economic Forum. He is also Chairman of ENIAC, the technological platform for nanoelectronics of the European Union, and Vice President of Confindustria for innovation and research.

Daniel John Winteler	Director (2002—present)

Born in Pittsburgh, Pennsylvania (USA) on May 15, 1963. Mr. Winteler has a degree in business administration from Università Commerciale Luigi Bocconi in Milan. From 1987 to 1991, Mr. Winteler worked at Farmitalia Carlo Erba and Ciba Geigy, and in 1992 became Head of Finance and Control for Europe at Ciba AG. Mr. Winteler joined Novartis AG in 1996 as Vice President of Mergers and Acquisitions. In 1999, he became Chief Operating Officer of Ciba Specialty Chemicals AG—Water Treatment Division, and he joined IFIL as Senior Vice President-Strategy and Business Development. Since June 2002, he has been General Manager of IFIL and was appointed its Managing Director in 2004. Mr. Winteler also currently sits on the Board of Directors of Alpitour, Juventus F.C. and Sequana Capital (formerly Worms & Cie).

Mario Zibetti	Director (June 23, 2005—present)

Born in Turin (Italy) on October 3, 1939. Mr. Zibetti has a degree in economics and business administration from

Name	Position (dates)
the University of Turin. Until 2000, Mr. Zibetti was a senior partner at Arthur Andersen S.p.A., where he had worked for more than 40 years. He is currently a member of the Board of Directors of Ersel Finanziaria S.p.A., Comital—Cofresco S.p.A., Fabio Perini S.p.A. and Byte Software House S.p.A.

     The Board has identified the following eight directors as independent in accordance with the requirements for independence adopted by the Board of Directors on May 10, 2005: Angelo Benessia, Flavio Cotti, Luca Garavoglia, Gian Maria Gros-Pietro, Hermann-Josef Lamberti, Vittorio Mincato, Pasquale Pistorio and Mario Zibetti.

     For a detailed description of the new criteria for director independence and for a comparison between our new criteria for director independence and the rules of the New York Stock Exchange applicable to U.S. companies, see Item 10. “Additional Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules.”

     The Board of Directors has established three internal committees: the Comitato per il Controllo Interno, or the Internal Control Committee, which currently includes three independent directors (Mr. Zibetti, who chairs the Committee, Mr. Benessia and Mr. Lamberti); the Comitato per le Nomine ed i Compensi, or the Nominating and Compensation Committee, which includes five directors, one of whom has executive authority (Mr. Elkann, who chairs the Committee, as well as Messrs. Cotti, Garavoglia, Gros-Pietro and Winteler); and the Comitato Strategico, or the Strategic Committee, which includes five directors (Mr. di Montezemolo, who chairs the Committee, and Messrs. Elkann, Marchionne, Mincato and Pistorio).

     The Internal Control Committee, which we established in accordance with the Corporate Governance Code for Italian Listed Companies (the “Corporate Governance Code”), is primarily charged with verifying that our administrative accounting system, organizational structure and internal controls system are adequate. The committee receives periodic reports on these matters from the Group’s operating companies, and reports to the full Board of Directors at least every six months.

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

     The Strategic Committee, a new committee established following the stockholders’ meeting of June 23, 2005, is charged with assisting the board of directors in the drawing up of strategic plans for Fiat and the Group as a whole.

     Our Board of Directors has not established an audit committee for purposes of Rule 10A-3 under the Exchange Act and NYSE listing standards, as we believe that our Board of Statutory Auditors meets the requirements to qualify us for a limited exemption from that obligation, which is applicable to us starting on July 31, 2005. See Item 10. “Other Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules.”

Senior Management

     In July 2004, Fiat’s Chief Executive Officer, Sergio Marchionne, announced the creation of the GEC, which now serves as the decision-making forum for Fiat’s fundamental strategic choices, including capital allocation, the review of business operations and evaluating the opportunities and potential threats facing the Company. The GEC, which comprises Mr. Marchionne, the chief executive officers of most of the Company’s principal sectors and representatives from Company-wide functions, including Fiat’s chief financial officer and the heads of strategy and business development, Company-wide initiatives and human resources, is also designed to serve as a forum for maximizing Company-wide synergies, sharing best practices and promoting the Company’s leadership values.

     The membership of the GEC, other than those who also serve as directors, is currently as follows:

Name (Age)	Position (since)
Ernesto Auci (59)	Senior Vice President Institutional Relations, Fiat S.p.A. (2004)

Mr. Auci began his training as journalist at Il Globo in 1969. He continued his career as a journalist until 1984, when he was nominated Director of the External Relations Department at Confindustria. In 1992, he joined Fiat S.p.A. External Relations and Communications as Head of Information and Press. In 1997, he was appointed Editor of Italian financial daily Il Sole 24 Ore. He returned to Fiat Group in 2002 as Chief Executive Officer of Itedi and La Stampa and in 2004 he was appointed Head of Institutional Relations of Fiat S.p.A.

Domenico Bordone (59)	Chief Executive Officer, Fiat Powertrain Technologies (2005)
Group Purchasing Coordinator (2004)

Mr. Bordone joined Fiat in 1963 in the Foundries Department. During his nearly 20 years’ stay with the Foundries and Forges Group, he held various positions, including Assistant to the Head of the Group. In 1983, he took up the responsibility of the Cast Iron Foundries Division. In 1986, he joined the Components Sector and shortly thereafter, in 1987 he became responsible for Planning and Industrial Rationalization. In 1988, he became General Manager, Boards and Sensors Group, and in 1990, Head of the Automotive Components Sector Industrial Coordination. In 1992, he was appointed Chief Executive Officer of Magneti Marelli. In 2004, in addition, he assumed the role of Fiat Group Purchasing Coordination and

Name (Age)	Position (since)
in 2005 he left Magneti Marelli to become Chief Executive Officer of Fiat Powertrain Technologies.

Harold Boyanovsky (60)	Chief Executive Officer (interim), CNH Global N.V. (2005)

Mr. Boyanovsky held several sales and marketing positions in the agricultural equipment industry before joining Case in 1985 as Managing Director. He subsequently was appointed to increasingly senior managerial positions, including Senior Vice President and General Manager of the Case construction business in North America, Senior Vice President and General Manager for the North American region, and President worldwide of agricultural equipment products. In September 2002, he was appointed President of CNH’s Construction Equipment Business. He became interim Chief Executive Officer of CNH in March 2005.

Luigi Gubitosi (43)	Chief Financial Officer, Fiat S.p.A. (2004)

Mr. Gubitosi joined the Fiat Group’s International Finance department in 1986. From 1989 to 1994 he served as Head of Fiat Finance USA. He then served as International Treasurer of Fiat GeVa from 1994 to 2000 and on October 1, 2000 became Head of Finance at Fiat S.p.A. and Chief Executive Officer of Fiat GeVa. He held those positions through 2003, and became Chief Financial Officer of Fiat S.p.A. in 2004.

Ferruccio Luppi (55)	Senior Vice President of Business Development and Strategies, Fiat S.p.A. (2005)

Mr. Luppi joined IFIL in 1984 as Head of Equity Investments Control. In 1988, he became Head of the IFIL’s Development and Control Department, and in 1997 he became Head of the Industrial Investments Control Department at the Worms Group. In 1998, he was appointed Managing Director of the Worms Group. He became the Chief Financial Officer of Fiat S.p.A in 2002 and was appointed Chief Executive Officer of Business Solutions in 2004. In addition to his role as Chief Executive Officer of Business Solutions, in 2005 he was appointed Senior Vice President of Business Development

Name (Age)	Position (since)
and Strategies of Fiat S.p.A.

Mario Mairano (54)	Senior Vice President Human Resources, Fiat S.p.A. (interim) (2004)

Mr. Mairano joined Fiat in 1974 as Assistant to Head of Personnel at Industrial Vehicles Central Functions. From 1975 to 1983, he held several positions at Iveco, and in 1984 became Head of Iveco Labor Relations. In 1987, Mr. Mairano joined Fiat Auto Human Resources as Head of Labor Relations and Litigation and in 1991 he took up the responsibility of Development, Training and Communication. In 1993, he became Head of Personnel at Ferrari S.p.A. and in 1997 was appointed Head of Personnel of Ferrari and Maserati. In 2000, he joined Banca di Roma Group as Head of Personnel and in 2002 became Head of Human Resources of Capitalia Group. In 2004, he returned to Fiat Group as Senior Vice President of Human Resources at Fiat Auto and, in addition, he became interim Senior Vice President of Human Resources at Fiat S.p.A.

Gian Carlo Michellone (65)	President and Chief Executive Officer, FRC (1989)

Mr. Michellone joined the Fiat Group in 1966 as an R&D Specialist in the Vehicle Testing Department, where he was responsible for overseeing scientific research related to the design and testing of new technologies. In connection with this research, he spent several years in Chicago from 1971 to 1976. In 1977 he was appointed Head of New Products at the Fiat Research Center. In 1979 he moved to Iveco S.p.A and in 1980 he became Chief Executive Officer of the Iveco-Rockwell subsidiary. In 1984 he returned to Fiat Auto S.p.A to manage the Innovation Department and in 1989 he assumed the position of President and Chief Executive Officer of the Centro Ricerche Fiat.

Paolo Monferino (58)	President and Chief Executive Officer Iveco S.p.A. (2005)

Mr. Monferino joined Fiat in 1973 as a design engineer. In 1977, he became Head of Purchasing and Procurement at Teksid, where he remained until 1980. From 1981 to 1983 he was

Name (Age)	Position (since)
Head of Worldwide Purchasing and Procurement at FiatAllis and from 1983 to 1987 he served as Managing Director of FiatAllis Latin America. Mr. Monferino became Chief Operating Officer of FiatAgri in 1987 and served in that position until 1991. From 1991 to 1996, he was Executive Vice President of Strategies and Business Development for New Holland, and from 1996 to 2000, was Executive Vice President of Automotive Components and Industrial Diversified Sectors at Fiat. He became President and Chief Executive Officer of CNH Global N.V. in 2000, and was appointed Chief Executive Officer of Iveco in March 2005.

Daniele Pecchini (54)	President and Chief Executive Officer Comau S.p.A (2003)

Mr. Pecchini joined the Fiat Group in 1978 as an R&D Specialist in the Teksid Steel Division. In 1981 he moved to Fiat Allis as Director of Organization. In 1983 he joined Magneti Marelli, Components Sector, as Marelli Autronica General Manager. From 1987 to 1993 he served as Head of the Autronics Division, and he subsequently became Head of the Engine Systems Division in 1993. In 1996 he was appointed Vice President of Magneti Marelli Technical and Commercial Activities, and in 1998 he assumed the position of Vice President of Magneti Marelli’s Powertrain Business Unit. He became Chief Executive Officer of Comau S.p.A in 2003.

Roberto Pisa (43)	Senior Vice President Corporate Initiatives (2003)

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

Name (Age)	Position (since)
Eugenio Razelli (54)	Chief Executive Officer, Magneti Marelli (2005)

Mr. Razelli joined Fiat Auto in 1977 as Materials Manager at the Mirafiori plant. In 1980, he became Vice President of Manufacturing for the dishwasher division of Industrie Zanussi, a position which he held until 1982. Mr. Razelli was Chief Executive Officer of Gilardini Industriale from 1983 to 1984 and became General Manager of Stars and Politecna—Fiat Comind in 1985. From 1986 to 1993, he held various management positions with Magneti Marelli. Mr. Razelli became Vice President of Manufacturing at Pirelli Cavi in 1993 and President and Chief Executive Officer of Pirelli Cable North America in 1994. In 1996, he became Senior Executive Vice President at Pirelli Cavi, where he served until 2000. Mr. Razelli was President and Chief Executive Officer of Fiamm S.p.A. from 2001 to 2003. He became Senior Vice President of Business Development and Strategies at Fiat S.p.A. in 2003. In 2005, he became Chief Executive Officer of Magneti Marelli.

Riccardo Tarantini (56)	President and Chief Executive Officer, Teksid S.p.A (2003)

Mr. Tarantini joined Delchi S.p.A, Westinghouse Electric in 1975 where he held several positions, including Controller. In 1979 he moved to the Fiat Group as Controller in Teksid and in 1980 he became Head of Administration in the Aluminium Foundry Division. In 1985 he joined Toro Assicurazioni S.p.A with responsibility for the Corporate Control Project. In 1987 he returned to Teksid as President and Chief Executive Officer of the Teksid Aluminium Foundry. In 1991 he was appointed Head of the Aluminium Foundry Division. In 1998 he became Sector Deputy Managing Director and Head of New Initiatives and International Development. In 2001 he was appointed Head of the Iron Business Unit and in 2003 he became President and Chief Executive Officer of Teksid SpA.

     In addition, our senior management includes the following individuals:

Name (Age)	Position (since)
Mauro Di Gennaro (43)	Chief Audit Executive and Compliance Officer, Fiat S.p.A. (2004)

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

Simone Migliarino (57)	Senior Vice President Communications, Fiat S.p.A. (2004)

Mr. Migliarino joined Fiat S.p.A.’s Press Office and External Relations department in 1973. Subsequent positions at Fiat S.p.A. included Responsible for Relations with Provincial Press in Italy (1980-1984), Head of Media Support & Coordination (1984-1990), Head of Automobile Press Coordination (1990-1994) at Information and Media, Head of Product and Corporate Edition Press Office (1995-2001) and Head of Communications and Media Relations (2001-2004). In December 2004, he was appointed Head of Communications of Fiat S.p.A.

Roberto Russo (45)	Senior Counsel, Fiat S.p.A. (2004)

Mr. Russo began his legal career as an attorney at the law firm Studio Legale L. Longhetto in Turin in 1984. In 1986, he joined Fiat S.p.A. Legal Affairs as an in-house Counsel. In 2001, he was nominated Mergers and Acquisitions Lead Counsel, and in 2004 he was appointed Senior Counsel of Fiat S.p.A.

     Our senior managers do not have a formal term of office.

     In September 2004, Fiat Auto adopted a new organizational structure focused on operational responsibilities rather than business units and emphasizing fast and lean processes centering on teamwork. Shortly thereafter, Fiat S.p.A. was also reorganized, on the basis of two fundamental principles: simplification of structure and greater interaction with the operating sectors.

     In addition, in February 2005, Mr. Marchionne assumed the role of chief executive officer of Fiat Auto, replacing Herbert Demel, who left the Company. The decision for the Company CEO to take direct responsibility for the automobile sector was intended to concentrate our efforts toward the recovery and relaunch of Fiat Auto. Other significant management changes in 2005 include the appointment of Paolo Monferino, former chief executive of CNH, as chief executive of Iveco, replacing José Maria Alapont, who left the Company. Harold Boyanovski is currently serving as interim chief executive officer of CNH while a permanent replacement for Mr. Monferino is sought.

     Finally, on March 24, 2005, Fiat announced that Domenico Bordone was appointed chief executive officer of the new Fiat Powertrain Techonologies sector. Eugenio Razelli was appointed the new chief executive officer of Magneti Marelli, and was replaced as head of Business Development for Fiat by Ferruccio Luppi, who is also chief executive officer of Business Solutions.

Board of Statutory Auditors

     Under Italian law, in addition to appointing the Board of Directors, Fiat’s ordinary stockholders also appoint a Board of Statutory Auditors (Collegio Sindacale). The statutory auditors are appointed for a term of three years, may be re-appointed for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the Board of Statutory Auditors must provide certain evidence that he is in good standing and meets certain professional standards. The Board of Statutory Auditors is required to verify that the Company (i) complies with applicable law and its by-laws, (ii) respects the principles of correct administration, (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems, and (iv) adequately instructs its subsidiaries to transmit information relevant to its disclosure obligations. In addition, the Board of Statutory Auditors is required to assess the technical adequacy and independence of our external auditors.

     The following table sets forth the names of the three members of the current Board of Statutory Auditors and their respective positions. The current Board of Statutory Auditors was appointed for a three-year term at the annual meeting of stockholders on May 13, 2003, to serve for the period from 2003 up until the date of the stockholders’ meeting approving the statutory accounts for fiscal year 2005.

Name	Title
Cesare Ferrero	Chairman
Giuseppe Camosci	Statutory Auditor
Giorgio Ferrino	Statutory Auditor

     Foreign private issuers such as Fiat having a board of statutory auditors established in accordance with local law or listing rules and meeting specified criteria with regard to independence and responsibilities may qualify for an exemption from certain of the audit committee requirements under Rule 10A-3 under the Exchange Act, which becomes applicable to us on July 31, 2005. We believe that our Board of Statutory Auditors meets these specified criteria, and that we therefore qualify for this exemption.

Compensation of Directors, Statutory Auditors and Senior Management

     In accordance with applicable Italian regulations (Article 78 of Regulation No. 11971 of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange, or “CONSOB”), issued on May 14, 1999 (“Regulation No. 11971”)), we disclosed in our published financial statements the following information regarding compensation paid in 2004 to the current and former directors, statutory auditors and senior management indicated below, who are listed with the title and as holding the position each held during the year ended December 31, 2004. See “—Directors.”

Fees paid to Directors, Statutory Auditors and Chief Operating Officers
(in thousands of euros)
(Article 78 of Consob Resolution No. 11971/99)

								Bonuses
							Non-cash	and
First name and last	Office held during	Term	Expiration		Compensation		benefits	other	Other
name	2004	of office	(*)		for office held		(**)	incentives	compensation

Still in Office:

Luca Cordero di	Director	1/1—5/30	2006		354.3	(1)	54.2		6,660.2	(2)
Montezemolo	Chairman	5/30—12/31
John Philip Elkann	Director	1/1—5/30	2006		354.3	(3)	27.5
	Vice Chairman	5/30—12/31
Sergio Marchionne	Director	1/1—5/30	2006		1,948.0	(4)	26.9		506.3	(5)
	Chief Executive Officer	6/1—12/31
Andrea Agnelli	Director	5/30—12/31	2005	(***)	47.5		4.0
Angelo Benessia	Director	1/1—12/31	2006		98.00		26.9
Tiberto Brandolini d’Adda	Director	5/30—12/31	2005	(***)	47.5		4.0
Flavio Cotti	Director	1/1—12/31	2006		92.0		26.9
Luca Garavoglia	Director	1/1—12/31	2006		98.0		26.9
Hermann Josef Lamberti	Director	1/1—12/31	2006		95.0		26.9
Pasquale Pistorio	Director	12/23—12/31	2005	(***)	4.2
Daniel John Winteler	Director	1/1—12/31	2006		92.0	(6)	26.9

Cesare Ferrero	Chairman of the Board of Statutory Auditors	1/1—12/31	2006		63.0				30.0
Giuseppe Camosci	Statutory Auditor	1/1—12/31	2006		42.0
Giorgio Ferrino	Statutory Auditor	1/1—12/31	2006		42.0

No Longer in Office:

Umberto Agnelli	Chairman	1/1—5/27			730.3		44.3
Giuseppe Morchio	Chief Executive Officer	1/1—5/30			517.3		58.8
Franzo Grande	Director	1/1—4/26			277.9	(7)	17.4
Stevens	Secretary of the Board

(*)	Year in which the stockholders’ meeting is convened for approval of the annual report, coinciding with expiration of the term of office.

(**)	This includes the pro-rata and pro-quota share of the insurance policy approved by the stockholders’ meeting in 2004 and the use of means of transport for personal purposes.

(***)	Andrea Agnelli, Tiberto Brandolini d’Abba and Pasquale Pistorio were all reappointed at the stockholders’ meeting held on June 23, 2005. Their terms of office will expire at our stockholders’ meeting to approve Fiat’s annual financial statements for the year ending December 31, 2005, which we expect to take place in the second quarter of 2006.
(1)	The gross annual fee for the office of Chairman amounted to €500,000.
(2)	The fees for the offices held in the subsidiaries Itedi (€143,200) and Ferrari (€6,517,000), the latter inclusive of the variable compensation and an extraordinary bonus related to the results achieved.
(3)	The fee for the office of Vice Chairman amounted to €500,000.
(4)	The annual gross fixed fee of the Chief Executive Officer in 2004 was €1,600,000, while variable compensation can be up to 100% of fixed compensation.
(5)	Compensation for office held at the subsidiary IHF S.A. (€171,700) and annual provision for severance indemnities (€334,600).
(6)	Compensation channeled to IFIL Investments S.p.A.
(7)	The gross annual fee for the post of Secretary amounted to €250,000.

Stock options granted to Directors and Chief Operating Officers (Article 78 of Consob Resolution No. 11971/99)

		Options held			Options granted							Options held
Grantee		at the beginning of the year			during the year							at the end of the year
											Number of
	Office									Options	options
	held at		Average	Exercise	Number	Average	Exercise			exercised	expired	Number	Average	Exercise
	date of	Number of	exercise	period	of	exercise	period			during	during	of	exercise	period
Name	grant	options	price	(mm/yy)	options	price	(mm/yy)			2004	2004	options	price	(mm/yy)

Paolo Fresco	Chairman	2,250,000	€20.614	7/01—1/10								2,250,000	€20.614	7/01—1/10
Giuseppe Morchio	CEO	13,338,076	€ 5.623	3/04—3/10							10,670,615 (*)	2,667,615	€ 5.623	5/05	(**)
Sergio Marchionne	CEO				10,670,000	€6.583	06/08—01/11	(***	)			10,670,000	€ 6.583	06/08—01/11	(***)

(*)	Options expired upon Mr. Morchio’s resignation in May 2004.
(**)	Options expired on May 30, 2005.
(***)	One-third of the options will vest only upon satisfaction of pre-defined profitability targets.

     On March 27, 2003, the Board adopted a resolution to grant to Mr. Morchio 11,822,195 options to purchase Fiat ordinary shares at a price of €6.344 per share; on July 31, 2003, in connection with the capital increase approved in June 2003, the Board of Directors revoked this resolution and resolved instead to grant to Mr. Morchio 13,338,076 options to purchase Fiat ordinary shares at the price of €5.623 per share. Following Mr. Morchio’s resignation, 10,670,461 of these options expired. The remaining options expired on May 30, 2005.

     In addition, the Board of Directors has granted Mr. Sergio Marchionne, as part of his compensation as chief executive officer, options for the purchase of 10,670,000 Fiat ordinary shares at the price of €6.583 per share. In each of the first three years following the date of the grant, Mr. Marchionne will acquire the right to purchase a maximum of 2,370,000 shares per year, all of which will be exercisable only from June 1, 2008, for a period expiring on January 1, 2011. The remaining one-third of the options to be granted, for the purchase of 3,560,000 shares, will vest on June 1, 2008, subject to the satisfaction of certain predetermined profitability targets prior to that date. These options would also be exercisable from June 1, 2008, through January 1, 2011. Each member of the Board of Directors in 2004 received compensation comprising the following in respect of their service for that year:

•	€50,000 to be paid pro-rata within the end of the fiscal year; and

•	an additional sum based on a fee of €3,000 for every board or committee meeting attended by the director, with the exception of directors with executive authority.

     With respect to our current senior managers as listed in this Item 6 who are not directors, the aggregate expense we accrued during 2004 for their compensation during the year was approximately €11,946 million. Certain of these individuals held different positions within or outside of the Group during all or part of 2004. This aggregate expense is inclusive of the following:

•	the provision charged by the Group in respect of mandatory severance payments, amounting to €656,902 in 2004; these severance payments are a statutory obligation under Italian law, with the amount of each year’s accrual based on the employee’s remuneration for the year in question and the length of his or her service;

•	the amount contributed by the Fiat Group, equal to €315,529 in 2004, to an independent pension fund that has been created for our senior and mid-level officers, the assets of which are invested in insurance policies; and

•	the amount contributed by the Fiat Group to a special plan for senior executives (Individual Top Hat Scheme), approved by the Board of Directors on December 7, 2000, that provides a lump sum to be paid in installments if an executive leaves the Group before the age of 65; in 2004, such contribution amounted to €958,833.

     As of December 31, 2004, the directors and senior managers listed in this Item 6 as a group owned an immaterial number of shares of Fiat S.p.A. (constituted solely of ordinary shares, in an aggregate amount representing significantly less than 1% of the ordinary shares outstanding). As of December 31, 2004, these individuals have also been granted an aggregate of 683,700 options in respect of an equivalent number of Fiat’s ordinary shares. See the table on the previous page and Item 10. “Additional Information—Options to Purchase Securities From Registrant or Subsidiaries.”

     In accordance with applicable Italian regulations (Article 79 of Regulation No. 11971), Fiat disclosed in its published financial statements the following information regarding shares held in 2004 by directors and statutory auditors.

Interest held by Directors and Statutory Auditors (Article 79 of Consob Resolution No. 11971/99)

		Number of Shares
	Class of	Held at	Acquired		Held at
Name	Shares	12/31/03	during 2004	Sold in 2004	12/31/04
Luca Cordero di Montezemolo	Ordinary	19,172	—	—	19,172
Cesare Ferrero	Ordinary	1	—	—	1

Employees and Labor Relations

     At December 31, 2004, we employed 160,549 employees, compared with 162,237 at the end of 2003. During the year, we hired approximately 14,600 new employees (approximately 3,600 in Italy), including those hired on a temporary basis. Over the same period, approximately 18,400 people left the Group (approximately 6,300 in Italy). Acquisitions and divestitures completed during the year resulted in a net increase of approximately 2,100 employees. We take advantage of flexible employment options where they are available in order to adjust our level of output to changes in market demand.

Number of Fiat Group Employees at 12/31/02	186,492
Additions	11,545
Reductions	(22,696)
Changes in the scope of consolidation	(13,104)

Number of Fiat Group Employees at 12/31/03	162,237
Additions	14,615
Reductions	(18,403)
Changes in the scope of consolidation	2,100

Number of Fiat Group Employees at 12/31/04	160,549

     For more information on the number of employees in each of the Group’s sectors, see the table “Operating Results by Sector” in Item 4. “Information on the Company—Historical Overview.”

     Our total personnel expenses in 2004, including wages and salaries, employee benefits and special reserves for severance indemnities, totaled €6,369 million, which represented 13.6% of net sales and revenues, as compared with €6,688 million (14.1% of net sales and revenues) in 2003. At December 31, 2004, 71,329 employees (44.4% of the total number of our employees worldwide) were based in Italy, representing approximately 1.4% of the Italian industrial workforce.

Labor agreements

     At the end of 2004, approximately 37% of our employees in Italy were members of labor unions. None of our facilities in Italy is operated on a closed-shop basis. The Italian industrial relations system establishes that labor agreements are negotiated at two separate and distinct levels—a national agreement negotiated collectively between the national employers’ association of a particular industry and the respective national unions that provides a basic framework on working conditions, including pay and hour provisions, and a separate agreement negotiated at the company level between management and the union representatives of its employees that addresses issues of special importance to the particular firm and may act to supplement the basic provisions of the national framework contract.

     The current national agreement for metalworkers, which covers most of our unionized employees (including both white-collar and blue-collar workers) in Italy, was renewed in May 2003 and called for an average wage increase of 2.5% in 2004. The work rule provisions will be effective until the end of 2006, whereas the compensation package expired on December 31, 2004. On January 14, 2005, the unions submitted to Federmeccanica (a national organization that represents Italian metalworking businesses) their wage requests for 2005 and 2006. Negotiations are currently underway, with compensation being paid under the old contract in the interim.

     With regard to negotiations at the company level, even though the Group-wide agreement formally expired on September 30, 1999, we and our unions agreed that an annual bonus calculated on the basis of the old contract should be paid to covered employees with respect to 2004. The average bonus totaled €1,403 per employee before withholding, an amount similar to the bonus paid for 2003.

Industrial reorganization

     During 2004, our labor relations were mainly focused on managing the impact on employment of the actions taken to respond to difficult market conditions and reduce overhead within the framework of restructuring programs started in previous years, as well as new programs launched in 2004. These goals were achieved using the social shock-absorber programs available under existing laws and through social impact plans, most of which were agreed to with our unions, intended to cushion the impact of downsizing on Group employees.

     In Italy, employee redundancies were handled primarily through the use of so-called mobilità di accompagnamento alla pensione (mobility allowances), an early retirement program applicable to employees who would otherwise be eligible to receive a pension within a maximum of three to four years. All of these programs are managed by Italy’s national social security agency and funded by payroll contributions from companies and workers. We bear a portion of the cost of payments made under these programs, with the national social security agency paying the remainder. In 2004, about 2,000 employees became eligible for mobility allowances, approximately one-quarter of whom qualified for long-term mobility allowances. These allowances, which were available in special cases through the end of 2004 under a law that was enacted in April 2003, are provided over a longer period than regular mobility allowances. Situations that required temporary reductions in capacity utilization were handled using the cassa integrazione guadagni ordinaria (temporary layoff benefits fund). The cassa integrazione guadagni straordinaria (longer-term temporary layoff benefits fund) was used for only 494 employees during the year, at Fiat Auto’s Arese plant.

     The automobiles sector continued to make use of cassa integrazione at various facilities in Italy in the first half of 2005, including at its Termini Imerese plant during preparations for the production there of the Lancia Ypsilon, expected to begin in September 2005. Starting on May 2, 2005, for a period expected to end on July 29, 2005, Fiat Auto also implemented cassa integrazione for approximately

1,500, mostly white-collar, employees working in technical, commercial and administrative areas, following a decline in sales in the first quarter. We expect that the automobiles sector will continue to make use of cassa integrazione as market conditions dictate.

     In 2004, the level of labor unrest affecting our facilities in Italy was relatively contained, with the exception of strikes that affected Fiat Auto’s Sata plant in Melfi in the spring of 2004 and Iveco’s Brescia factory in the fall. The dispute in Melfi forced the temporary closure of the Sata facility (approximately 5,000 employees out of the 30,000 employees in the automobiles sector), as well as component plants located in the same district, for a period of about three weeks. For approximately 10 days, this situation had a significant negative impact on other Fiat Auto facilities, where production gradually ground to a halt due to the lack of deliveries of components and vehicle assemblies produced in Melfi. The dispute was settled with an agreement signed on May 9, 2004. The agreement modified shift rotations and provided for a gradual wage increase over three years to bring the wages paid at the Melfi plant in line with those paid at other Fiat Auto plants in Italy. The brief strikes in Brescia were called to demand negotiations for a supplemental labor agreement at the factory level that would provide wage increases in excess of those paid in the rest of the Group. Iveco did not agree to the demands of the employees in Brescia, and they subsequently returned to work under their original labor agreement. These strikes in Brescia did not have a material negative affect on our operations.

     Outside Italy, the occupational consequences of restructuring initiatives were handled primarily through social impact plans agreed to with our unions. The most important agreements involved a decrease of combine-harvester production capacity at CNH (which resulted in the closure of its Neustadt factory in Germany); the closure of Magneti M.M. Lighting plant in Cannock in the U.K., and the reorganization of its Magneti Marelli Motopropulsion France SAS (a company in the engine management business unit) facilities in France, which required the transfer of certain operations from Nanterre to Argentan; and a social impact program in connection with the downsizing of the Comau Systèmes production facilities in France.

     The main labor dispute involving companies outside Italy was a strike called in November 2004 by the United Auto Workers (“UAW”) in the United States, which involved 650 CNH employees represented by the UAW (affecting facilities in Racine, Wisconsin; Burlington, Iowa; Burr Ridge, Illinois; and St. Paul, Minnesota), who demanded the renewal of the Company Collective Labor Agreement. The previous agreement, which expired on May 2, 2004, had been in force for six years and had called for exceptionally burdensome compensation and benefit packages that resulted in labor costs double those of other CNH plants in the United States. The dispute at CNH lasted for five months, during which period CNH used temporary workers to continue production, as allowed under U.S. laws and practices. A settlement agreement was reached on March 19, 2005, and subsequently ratified by the employees affected. It provides for wage increases in line with those granted at the facilities of CNH’s major competitors and includes many of the proposals put forth by CNH to increase flexibility and reduce labor costs and health care costs for retirees.

Compensation

     In Italy, average labor costs, including mandatory benefit payments and pension-plan contributions, grew roughly in line with the inflation rate. In the other countries where we operate, we focused on keeping compensation levels in line with cost-of-living. Increases in excess of the rate of inflation were granted by Group companies with favorable operating results or in special situations.

Training and Scholarships

     In 2004, Fiat Group companies throughout the world invested a total of €108 million, or 2.4% of total payroll costs, in professional development and training programs designed to support their operations. Approximately 77,000 employees participated in these programs in 2004.

     Isvor Fiat, which acts as the corporate university of the Fiat Group and also sells its services to non-Group clients, in 2004 provided training, consulting and professional support programs representing a total of 24,297 classroom days. An additional 30,700 employees received a total of 182,700 hours of distance- and open-learning support.

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

     In 2004, we awarded 573 grants, including 182 to students in Italy and 391 to students in other countries (Brazil, France, Poland, Spain and the United States), in an aggregate amount of €952,000.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Description of Capital Stock

     Fiat’s capital stock consists of ordinary shares, preference shares and savings shares with a par value of €5.00 each. As of May 31, 2005, the number of such shares outstanding was as follows: 800,417,598 ordinary shares, 103,292,310 preference shares and 79,912,310 savings shares.

     In July 2003, we effected a capital increase (the “2003 Capital Increase”) by means of a rights offering, increasing the number of Fiat’s ordinary shares from the 433,220,490 ordinary shares outstanding at December 31, 2002. In effecting the 2003 Capital Increase, which resulted in aggregate proceeds to the Company of approximately €1.8 billion, and which did not include a public offering in the U.S. and therefore generally excluded U.S. stockholders and ADR holders, Fiat offered eligible stockholders the right to purchase three new ordinary shares at a price of €5 each for every five ordinary, preference or savings shares they held. Existing stockholders exercised more than 98% of these rights, and remaining rights were auctioned on the Italian stock exchange and subsequently exercised.

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

     For additional information on our share capital, see Item 10. “Additional Information—By-laws.”

Major Stockholders

     Fiat is directly controlled by its largest single stockholder, IFIL, which in turn is controlled by IFI. As of June 23, 2005, IFIL owned 30.06% of Fiat’s ordinary shares outstanding at that date.

     The following tables present information on each of those stockholders who owned more than 2% of Fiat’s ordinary shares and preference shares as of June 23, 2005 and May 31, 2004 and 2003, based on information available to us as of such dates. “N/A” signifies that to our knowledge, as of the relevant date, the stockholder in question no longer owned 2% or more of our ordinary or preference shares, as applicable. Because the savings shares are in bearer form and are entered in the stockholders’ register only at the request of the stockholder, our records do not indicate the extent to which savings shares are directly held by any single stockholder, and no stockholder has notified us that it owns more than 2% of our savings shares.

				As of May 31,
	As of June 23, 2005			2004		2003
	No. of			No. of		No. of
	Ordinary		% of	Ordinary	% of	Ordinary	% of
	Shares		class	Shares	class	Shares	class

IFIL	240,583,447		30.06	240,583,447	30.06	131,661,820	30.39
ING Group	28,500,000	(*)	3.56	—	—	—	—
Cater Allen International	27,000,000	(**)	3.37	—	—	—	—
Assicurazioni Generali S.p.A. (and affiliates)	26,001,817		3.25	26,001,817	2.76	13,544,071	3.13
Libyan Arab Foreign Investment Co.	21,670,105		2.70	21,670,105	2.70	13,151,215	3.04
Merrill Lynch & Co. Inc.	19,037,641		2.38	—	—	—	—
Mediobanca—Banca di Credito Finanziario S.p.A.	18,075,000		2.26	19,112,590	2.39	13,220,368	3.05
SanPaolo (and affiliates)	N/A		N/A	16,535,954	2.07	10,084,575	2.33
Deutsche Bank AG (and affiliates)	N/A		N/A	N/A	N/A	12,157,409	2.81
Dodge & Cox	N/A		N/A	N/A	N/A	16,430,876	3.79
Pictet & Cie	N/A		N/A	N/A	N/A	12,437,900	2.87
Southeastern Asset Management	N/A		N/A	N/A	N/A	11,466,150	2.65

(*)	ING holds 15,000,000 of these shares as a lender.
(**)	Cater Allen International holds all 27,000,000 of these shares as a lender.

	As of May 31,
	2005		2004		2003
	No. of		No. of		No. of
	Preference	% of	Preference	% of	Preference	% of
	Shares	class	Shares	class	Shares	class

IFIL	31,082,500	30.09	31,082,500	30.09	31,082,500	30.09

     None of the shares held by the above stockholders provides any special voting rights.

     In June 1999, IFI, IFIL, Assicurazioni Generali S.p.A. and Deutsche Bank AG agreed to consult with each other (and with the Board of Directors of Fiat S.p.A.) prior to any sale of their respective shares in Fiat and to meet from time to discuss possible strategies to be undertaken by the Group. This arrangement expressly does not create any legal obligations among the parties and is not binding under Italian law. In September 2000, Imi Investimenti (then called Nuova Holding SanPaolo-IMI), an affiliate of SanPaolo, joined this arrangement.

     As noted above, Fiat is indirectly controlled by IFI, which in turn is controlled by Giovanni Agnelli & C. S.A.p.A. (“GA”), an Italian limited partnership, which, as of May 31, 2005, owned 100% of the voting power and 53% of the equity of IFI. John Philip Elkann, the Vice Chairman of the Board of Fiat S.p.A., is the Vice Chairman of and a partner in GA and, together with other members of the Agnelli family, owns substantially all of the ownership interest in GA. Tiberto Brandolini d’Adda, a director of Fiat since May 30, 2004, is a director of and a partner in GA, and is also a member of the Agnelli family.

Trading by the Group in Fiat Shares

     Under Italian law, Italian companies are not permitted to purchase their own shares unless authorized to do so by their stockholders, and then only in accordance with certain legal requirements. The annual general meeting of Fiat stockholders held on May 13, 2003, renewed an existing authorization to purchase up to an aggregate amount of 61,642,560 of Fiat’s shares of all three classes for a period of 18 months, adding the requirement that the purchased shares, when added to the shares already held by Fiat and its subsidiaries, may not exceed a maximum of 10% of the total capital stock issued. This resolution expired in November 2004, and as of June 15, 2005, Fiat S.p.A. held 4,384,019 ordinary shares in treasury.

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

     Within this framework, the main transactions between the parent company, Fiat S.p.A., and its subsidiaries and associated companies are summarized below:

•	Licensing of the right to use the Fiat trademark, for consideration based on a percentage of sales, to Fiat Auto S.p.A.

•	Services provided by Fiat management personnel to Fiat Auto S.p.A., Iveco S.p.A., Teksid S.p.A., Magneti Marelli Holding S.p.A., Comau S.p.A., Business Solutions S.p.A., C.R.F. S.c.p.a. and other Group companies.

•	Grant of suretyships and guarantees in connection with the issuance of billets de trésorerie (Fiat France S.A.), bonds and lines of credit (Fiat Finance and Trade Ltd and other Group companies); and to secure bank loans (Fiat Auto S.p.A., Teksid S.p.A., Fiat Partecipazioni S.p.A., Fiat Automoveis S.A., Banco CNH Capital S.A., CNH America LLC and other Group companies), and payment obligations under building rental contracts (Ingest Facility S.p.A., Fiat Auto S.p.A., Isvor Fiat S.c.p.A., Editrice La Stampa S.p.A., Fiat Automobil Vertriebs GmbH, International Metropolitan Automotive Promotion (France) S.A., Fiat Motor Sales Ltd, and other Group companies).

•	Rental of buildings to Ingest Facility S.p.A. and Fiat Information and Communication Services S.c.p.a.

•	Loans granted to Fiat Ge.Va. S.p.A.

•	Purchases of support and consulting services provided by Fiat Gesco S.p.A. (corporate, fiscal and administrative issues), KeyG Consulting S.p.A. (administration) and Fiat Ge.Va. S.p.A. (financial services).

•	Purchases of inspection and internal auditing services from Fiat Revisione Interna S.c.r.l.

•	Purchases of information technology services provided by Global Value S.p.A. and eSPIN S.p.A.

•	Purchases of external relations services provided by Fiat Information and Communications Services S.c.p.a.

•	Purchases of office space and personal and real property maintenance services provided by Ingest Facility S.p.A., and other general services provided by Fiat Servizi per l’Industria S.c.p.a.

•	Purchases of personnel training services provided by Isvor Fiat S.c.p.A.

•	Purchases of automobiles from Fiat Auto S.p.A.

Significant transactions with related parties in 2004 included:

•	Franzo Grande Stevens, a member of the Board of Directors until April 2004, received compensation in 2004 of €427,000 for legal services rendered to the Group and for his activities as Secretary of the Board of Directors;

•	the return of €1.23 billion in excess capital by IHF S.A. to its sole stockholder, Fiat S.p.A.; and

•	the sale of the maintenance activities at certain of its plants and the metal sheet pressing activities at the Mirafiori plant by Comau S.p.A. to Fiat Auto S.p.A. and Fiat GM Powertrain S.p.A., at a price determined after obtaining appraisals of the market value of these activities.

     In addition, in 2004, Fiat S.p.A. acquired from Fiat Partecipazioni S.p.A. the latter’s shareholdings in Comau S.p.A., Teksid S.p.A. and Business Solutions S.p.A. as part of the Group’s corporate and legal streamlining program.

     Transactions involving intra-Group deliveries of goods and services that are part of the regular operations of the companies involved are discussed in Note 21 to the Consolidated Financial Statements included in Item 18.

     Transactions between Group companies, whether they are made to support vertical manufacturing integration or to provide services, are carried out on terms that are competitive with those available in the marketplace, and management believes they are neither material to the Group nor unusual in their nature or condition.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

     See Item 18. “Financial Statements.”

Other Financial Information

Export Sales

     Export sales from Italy, which totaled €9,602 million in 2004, as compared with €10,527 million in 2003, represented approximately 21% of the Group’s net sales and revenues (approximately 22% in 2003).

Legal Proceedings

     We are parties to litigation, arbitration and other legal proceedings incidental to the ordinary course of our business, including in relation to our divestitures and asset disposals. While we have established reserves for various liabilities and risks, including certain risks arising from contractual, commercial and regulatory disputes and proceedings, we cannot assure you that the ultimate outcome of any current or future proceedings or claims against us will not result in the imposition of material damages or other costs on us in excess of these reserves. Neither we nor any of our subsidiaries are a party to any legal proceeding that is pending or, as far as our senior management is aware, threatened or contemplated against us or any such subsidiary that, if determined adversely to us or any such subsidiary, would have a materially adverse effect, either individually or in the aggregate, on the business, financial condition or results of operations of the Fiat Group.

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

	Ordinary		Preference		Savings
Dividends Payable in Respect of the
Fiscal Year ended December 31,	Share	ADS	Share	ADS	Share	ADS
	(euros)	($)	(euros)	($)	(euros)	($)
2000	0.62	0.52	0.62	0.52	0.77	0.66
2001	0.31	0.27	0.31	0.27	0.47	0.41
2002	—	—	—	—	—	—
2003	—	—	—	—	—	—
2004	—	—	—	—	—	—

     In recognition of the net loss we incurred, we were unable to declare or pay any dividends in respect of any category of shares for the fiscal year ended December 31, 2004, for the third year in a row, and the Board of Directors proposed to carry these losses forward. Fiat’s stockholders approved this recommendation at the annual general meeting on June 23, 2005.

     Under our by-laws, when the dividend paid to savings stockholders in any year amounts to less than €0.31 per share, the difference between the amount paid and €0.31 must be added to the amount of the preferred dividend paid in the subsequent two years. The right to receive the amount of such difference when a dividend less than €0.31 is paid with respect to any year expires after two years, regardless of whether any dividend was paid with respect to the two subsequent fiscal years. Our failure to pay the minimum dividend of €0.31 per savings share with respect to each of fiscal 2003 and 2004 requires that we add the amount of each missed dividend to the preferred dividend payable, if any, with respect to fiscal 2005.

     Whether future dividends will be paid will depend upon our earnings, financial condition and other factors, including the amount of dividends paid to Fiat by its subsidiaries. In addition, before dividends may be paid out of Fiat's unconsolidated net income in any year, an amount equal to 5% of such net income must be allocated to its legal reserve until such reserve is at least equal to one-fifth of the par value of its issued share capital. At December 31, 2004, Fiat's legal reserve was €447 million, while the par value of its issued share capital was €4,918 million.

     We are not subject to any Italian governmental restrictions on dividend payments to foreign stockholders.

Significant Changes

     See Item 4. “Information on the Company—Introduction—Recent Developments” for a description of material developments that have occurred since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

Trading Markets and Share Prices

     The principal trading market for Fiat’s ordinary, preference and savings shares is the Italian Stock Exchange, where Fiat has been listed since 1906. These shares are also listed on the Frankfurt Stock Exchange (since 1963), the Paris Stock Exchange (since 1963) and are quoted in London on SEAQ. Ordinary, preference and savings American Depositary Shares (each representing one current ordinary, preference or savings share, respectively) are listed on the New York Stock Exchange. JPMorgan Chase Bank is Fiat’s depositary for purposes of issuing the ADRs evidencing the ordinary, preference or savings ADSs.

     The following table sets forth, for the periods indicated, the reported high and low sales prices of the ordinary and preference ADRs on the New York Stock Exchange. As there has been essentially no trading activity in the savings ADRs during the periods indicated, prices for those ADRs are not included in this table.

	Ordinary		Preference
	ADRs		ADRs
	High	Low	High	Low
		(in dollars)
2000	$36.06	$21.18	$21.87	$13.00
2001	25.55	14.30	17.12	10.50
2002	16.83	7.90	11.50	4.95
2003
First Quarter	10.02	6.09	5.60	4.00
Second Quarter	8.70	7.18	4.50	3.80
Third Quarter	8.10	6.06	6.55	4.50
Fourth Quarter	8.25	7.35	6.00	4.70
2004
First Quarter	8.02	6.68	5.25	4.00
Second Quarter	8.45	6.24	5.00	5.00
Third Quarter	8.28	7.02	4.60	4.60
Fourth Quarter	8.06	6.85	4.97	4.35
December 2004	8.06	7.48	4.50	4.50
2005
January 2005	8.28	7.59	5.00	5.00
February 2005	8.03	7.44	5.90	5.80
March 2005	7.77	7.18	No trading	No trading
April 2005	7.18	5.90	No trading	No trading
May 2005	7.25	6.55	6.10	5.50

     The following table sets forth, for the periods indicated, the reported high and low sales prices for the ordinary shares, preference shares and savings shares on the Italian Stock Exchange.

	Ordinary		Preference		Savings
	Shares		Shares		Shares
	High	Low	High	Low	High	Low
			(in euros)
2000	€35.41	€25.88	€21.57	€12.53	€17.18	€13.00
2001	27.55	15.99	18.34	10.50	16.38	9.54
2002	17.34	7.70	12.18	4.27	11.38	4.18
2003
First Quarter	9.440	5.599	5.609	3.253	5.514	3.320
Second Quarter	7.306	5.562	4.507	3.259	4.532	3.284
Third Quarter	7.211	5.248	5.642	3.289	4.438	3.369
Fourth Quarter	7.062	6.063	4.187	3.642	4.347	3.902
2004
First Quarter	6.412	5.458	3.852	3.412	4.079	3.701
Second Quarter	6.945	5.254	4.470	3.301	4.705	3.573
Third Quarter	6.851	5.763	4.394	3.837	4.668	3.965
Fourth Quarter	5.997	5.433	3.980	3.657	4.243	3.893
December 2004	5.997	5.621	3.980	3.771	4.243	3.901
2005
January 2005	6.259	5.875	4.642	4.021	5.113	4.384
February 2005	6.255	5.635	4.692	4.217	5.150	4.619
March 2005	5.880	5.585	4.381	4.107	4.983	4.630
April, 2005	5.631	4.607	4.350	3.523	4.710	3.887
May 2005	5.665	5.083	4.594	4.109	4.766	4.299

     As of May 31, 2005, 800,417,598 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares were outstanding. As of the same date, there were outstanding 6,544,321 ordinary ADSs held by 298 record holders, 10,513 preference ADSs held by ten record holders and 265 savings ADSs held by three record holders.

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

     On June 23, 2005, the closing prices of our ordinary, preference and savings shares on the Italian Stock Exchange were €6.197, €5.22 and €5.34, respectively, and the closing prices of our ordinary and preference ADRs on the New York Stock Exchange were $7.32 and $5.50, respectively.

ITEM 10. ADDITIONAL INFORMATION

Options to Purchase Securities from Registrant or its Subsidiaries

     Our Board has approved stock option plans that have been made available to an aggregate of approximately 900 managers at the Group’s Italian and foreign companies, specifically those who have the title of “direttore” or who have been included in a management development program for high-potential managers. The terms of the various stock option plans generally include the following:

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

		Total Options	Options Still
Year of Grant	No. of Grantees	Granted	Outstanding	Exercise Price*	Expiration
1999(1)	578	1,248,000	394,600	€26.120	Mar. 31, 2007
2000	783	5,158,000	2,186,000	€28.122	Feb. 18, 2008
2001 (February)	16	785,000	330,000	€24.853	Feb. 27, 2009
2001 (October)	775	5,417,500	2,780,000	€16.526	Oct. 31, 2009
2002	731	6,100,000	3,766,000	€10.397	Sept. 12, 2010

*	All as adjusted following the capital increases effected by Fiat S.p.A. in 2002 and 2003.
(1)	Unlike the subsequent plans, the 1999 plan provided that the grantee could exercise 50% of the options granted after two years, and the remaining balance any time from and after the end of the third year following the grant. The subsequent plans generally contain the terms described above the table.

     In addition, in 2002, we granted four senior managers an aggregate of 320,000 stock options with respect to an equivalent number of Fiat ordinary shares, with exercise prices (as adjusted for the 2003 capital increase) ranging from €12.074 to €14.506 per share, and in 2003, we granted two senior managers an aggregate of 1,045,943 stock options to purchase an equivalent number of Fiat ordinary shares, with exercise prices ranging from €6.678 to €6.712 per share.

     For information on stock options that have been granted to our directors, see Item 6. “Directors, Senior Management and Employees—Compensation of Directors, Statutory Auditors and Senior Management.”

     The table below summarizes the information on options granted and outstanding at January 1 and December 31 of each of 2004 and 2003.

	2004			2003
	Number of	Average exercise	Market	Number	Average exercise	Market
	shares	price(*)	price(**)	of shares	price(*)	price(**)
Options outstanding on 1/1	12,697,743	€16.46	€6.14	15,791,700	€18.80	€7.7
Options granted during the year	—	—	—	1,045,943	€6.69	€6.69
Expired options	2,195,200	—	—	4,139,900	—	—
Options outstanding on 12/31	10,502,543	€16.38	€5.9	12,697,743	€16.46	€6.14
Options exercisable on 12/31	7,144,748	€18.80	€5.9	5,537,925	€20.45	€6.14

(*)	These exercise prices are as adjusted following the capital increases effected by Fiat S.p.A. in 2002 and 2003.
(**)	For purposes of the table, the market price for options outstanding on January 1, 2004 and 2003, means the official share price on the Italian Stock Exchange on the last trading day of the year in 2004 and 2003, respectively; the market price for options outstanding on December 31, 2004 and 2003, means the official share price on the Italian Stock Exchange on the last trading day of the year in those years; and the market price for options granted during the year is calculated as the average price of our shares on the Italian Stock Exchange over the month preceding the date of grant (the same method used to calculate the exercise price of the option granted).

     For additional information on our stock option plans, see Note 24(v)(u) to the Consolidated Financial Statements included in Item 18.

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

General

     Our issued and outstanding share capital consists of 800,417,598 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares, all with a par value of €5 each. All of the issued and outstanding shares are fully paid, non-assessable and in registered form.

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

Authorization of Shares

     An aggregate of up to 16,377,292 new ordinary shares have been authorized for issuance on the February 1, 2007, to the extent required to satisfy exercise of the warrants issued in connection with 2002 Capital Increase. The Company’s capital stock may also be increased by issuing ordinary and/or preference and/or savings shares with the same characteristics as those already outstanding in exchange for the contribution of assets or the cancellation of accounts payable. In addition, our Board of Directors is authorized, by and not later than September 11, 2007, to increase the capital stock, on one or more occasions, up to a maximum of €8 billion, and to issue convertible debentures, on one or more occasions, up to the same limit. Increases in capital resolved pursuant to this authorization may be reserved for employees of the Company and its subsidiaries, in accordance with the procedures and criteria established by the Board of Directors provided the amount each time does not exceed the limit of 1% of the Company’s capital stock.

     The Extraordinary Stockholders’ Meeting, in a resolution approved on September 12, 2002, ordered that the directors, pursuant to the delegation of powers discussed above and to the specific terms and conditions therein contained, approve a capital increase reserved for the banks specified in said resolution, as allowed under Paragraph Seven of Article 2441 of the Italian Civil Code, and that the newly issued ordinary shares be subscribed and paid in through the setoff of loans up to a maximum of €3 billion in principal amount. See Item 3. “Key Information—Risk Factors—Risks Related to the Fiat Group—Our stockholders will face substantial dilution should our major lending banks, as expected, convert existing financing into equity in September 2005” and Note 9 to the Consolidated Financial Statements included in Item 18.

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

Form and Transfer of Shares

     Pursuant to Legislative Decree No. 58 of February 24, 1998 (“Decree No. 58”), Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and implementing Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”) of the CONSOB, since January 1, 1999, stockholders may no longer obtain physical delivery of share certificates representing shares of Italian listed companies. The transfer and exchange of shares takes place exclusively through an electronic book-entry system. All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), which is defined by Regulation No. 11768 as:

•	an Italian or EU bank;

•	a non-EU bank authorized by the Bank of Italy to operate in the Italian market;

•	a SIM (società di intermediazione mobiliare, or an Italian investment company);

•	an EU investment company;

•	a non-EU investment company authorized by CONSOB to provide investment services in Italy;

•	an Italian asset management company;

•	a stock broker;

•	the company that issued the shares, or that controls the company that issued the shares;

•	the Bank of Italy;

•	an EU or non-EU entity operating a centralized clearing system;

•	a financial intermediary operating a clearing system governed by art. 69(2) and 70 of Decree No. 58;

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993;

•	the Italian Post Office (Poste Italiane S.p.A.);

•	Cassa Depositi e Prestiti S.p.A. (a state-owned entity mainly responsible for extending loans to public administration bodies);

•	the Treasury Ministry; or

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.

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

     Each Intermediary maintains a custody account for each of its clients containing the client’s financial instruments and keeps a record of all transfers, payments of dividends, exercises of rights attributable to such instruments and charges or other encumbrances on the instruments. An account holder may obtain proof of ownership of the shares by submitting a request to the Intermediary for the issue of a certified statement of account. The request must indicate the quantity of the financial instruments in respect of which the statement is requested, the rights which the applicant intends to exercise (and, in the case of rights exercisable at stockholders’ meetings, the date and nature of the meeting) and the period of time for which the certificate must be valid. Within two business days of receipt of such request, the Intermediary must issue a certified statement of account constituting evidence of the account holder’s ownership of the financial instruments indicated. Once a certificate has been issued, the Intermediary may not effect any transfer of the corresponding securities until the certificate expires or is returned.

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

     Dividends are payable to those persons who hold the shares through an Intermediary on the dividend payment date declared by the stockholders’ meeting. Dividends not collected within five years from the dividend payment date are forfeited to the benefit of the Company. Payments in respect of dividends are distributed through Monte Titoli to each stockholder by that stockholder’s Intermediary. Holders of ADSs are entitled to receive payments in respect of dividends on the underlying shares through JPMorgan Chase Bank, as ADR depositary (“JPMorgan Chase”), in accordance with the deposit agreement relating to the ADRs. See Item 8. “Financial Information—Dividend Policy.”

Voting Rights

     Stockholders are entitled to one vote per share, although members of the Board of Statutory Auditors are elected through a cumulative voting system and minority stockholders have the right to appoint at least one statutory auditor. See “Statutory Auditors.”

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

     The Board of Directors appoints from among its members a chairman, a vice chairman if deemed advisable, and one or more chief executive officers. In the case of the absence or incapacity of the chairman, the vice chairman, if appointed, will assume the chairman’s functions. The chairman of the board, the vice chairman, if appointed, and the chief executive officer(s), separately, are the Company’s legal representatives and have the power to execute the duties conferred on them by the board. The Board of Directors is charged with establishing a committee to supervise the internal control system and committees for the nomination and compensation process for directors and senior managers with strategic responsibilities, and may set up an Executive Committee and other committees with specific functions and tasks, and fix the composition and operating procedures of such committees (see Item 6. “Directors, Senior Management and Employees—Directors”). The Board of Directors may also appoint one or more chief operating officers and may designate a secretary, who need not be a member of the board.

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

     The compensation of directors is determined by the stockholders, and remains in effect until they resolve otherwise. The compensation of directors holding particular offices is determined by the Board of Directors, after consultations with the Board of Statutory Auditors.

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

     The stockholders’ meeting of June 23, 1999 appointed the audit firm Arthur Andersen S.p.A. as auditor of Fiat S.p.A. and, consequently, as principal auditor to the Group for the three-year period 2000-2002, which appointment expired with that firm’s audit of the December 31, 2002 financial statements. During 2002, Arthur Andersen S.p.A. terminated its affiliation with the Andersen Worldwide network and entered into an agreement to associate with the Deloitte Touche Tohmatsu international practice, through an agreement with that network’s Italian member firm, Deloitte & Touche S.p.A., and changed its business name to “Deloitte & Touche Italia S.p.A.” These events had no impact on the legal and statutory relationship between Fiat and the audit firm appointed in accordance with Decree No. 58, whose continuing registration in the register of audit firms maintained by CONSOB in accordance with article 161 of that decree was confirmed in CONSOB resolution (“delibera”) no. 13922 of February 4, 2003. Accordingly, the auditors’ reports on the Company’s consolidated and unconsolidated financial statements as of and for the year ended December 31, 2002 were issued under the new business name Deloitte & Touche Italia S.p.A., with legal offices at Via della Moscova 3, Milan, Italy. The audit of the consolidated financial statements as of and for the year ended December 31, 2002 was performed with the involvement of foreign correspondent firms also affiliated to the Deloitte Touche Tohmatsu international network and Deloitte & Touche LLP has confirmed to the Securities and Exchange Commission that Deloitte & Touche Italia S.p.A. was qualified to practice before the Commission, having provided written representation that policies and practices consistent with the objectives set forth in Appendix K, SECPS §1000.45 have been established.

     The stockholders’ meeting held on May 13, 2003, reappointed Deloitte & Touche Italia S.p.A. as the Company’s external auditors for each fiscal year in the three-year period 2003 through 2005.

     On July 31, 2003, Deloitte & Touche Italia S.p.A. contributed its audit business to a newly incorporated company, Deloitte & Touche S.p.A., which combined the businesses of the two previously existing Italian entities affiliated with the Deloitte Touche Tohmatsu international network and is registered with CONSOB. As a result of this legal contribution, Deloitte & Touche Italia S.p.A.’s engagement as our external auditors for the three-year period 2003-2005 was transferred to the new entity Deloitte & Touche S.p.A.

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

     Extraordinary stockholders’ meetings may be called to approve spin-offs, dissolutions, the appointment of receivers and similar extraordinary actions. Extraordinary stockholders’ meetings may also be called to resolve upon proposed amendments to the by-laws, issuance of convertible debentures, mergers and de-mergers and capital increases and reductions where such resolutions may not be taken by the Company’s Board of Directors. In particular, the Company’s Board of Directors may transfer the Company’s registered office within Turin or resolve upon other amendments to the by-laws when these amendments are required by law, resolve upon mergers by absorption into the Company of its subsidiaries in which it holds at least 90% of the issued share capital and reductions of the Company’s share capital in case of withdrawal of a stockholder. The Company’s Board of Directors may also resolve upon the issuance of shares or convertible debentures if such powers have been previously delegated to the Board of Directors by vote of the extraordinary stockholders’ meeting.

     The notice of a stockholders’ meeting may specify up to two meeting dates for an ordinary stockholders’ meeting and three meeting dates for an extraordinary stockholders’ meeting; such meeting dates are generally referred to as “calls.”

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

     Proxy solicitation is permitted. See “—Voting Rights” above.

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

Reports to Stockholders

     The Company is required to publish, in the Italian language, its audited annual unconsolidated financial statements and audited annual consolidated financial statements, all prepared in conformity with Italian GAAP and accompanied by a directors’ report on operations.

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

     For fiscal years through and including the year ended December 31, 2004, the Company prepared all of its financial statements in accordance with Italian GAAP. Since January 1, 2005, the Company publishes audited annual consolidated financial statements and unaudited semi-annual and quarterly reports in conformity with IFRS. The Company will publish its unconsolidated financial statements for the year 2005 in accordance with Italian GAAP. For more information on these new accounting principles and certain of the differences between IFRS and Italian GAAP that are material to us, see Item 5. “Operating and Financial Review and Prospects—Process of Transition to International Financial Reporting Standards” and Exhibit 15.1 to this annual report, which also contains a reconciliation to IFRS of our Italian GAAP financial information as at January 1, 2004, and December 31, 2004, and for the year ended December 31, 2004, and of our Italian GAAP results of operations for the three months ended March 31, 2004.

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

     Decree No. 58 provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiaries must take place in a manner to be established by CONSOB in its regulations, ensuring the equality of treatment among stockholders. Subject to certain limitations, this does not apply to shares being purchased by a company from its employees or from the employees of its controlling company or subsidiaries.

     As of June 15, 2005, Fiat S.p.A. held 4,384,019 ordinary shares in treasury.

Notification of the Acquisition of Shares and Voting Rights

     Pursuant to Italian securities laws, including Decree No. 58 and Regulation No. 11971, any acquisition of any interest in excess of 2% in the voting shares of a listed company must be notified to CONSOB and the company whose shares are acquired. The voting rights attributable to the shares in respect of which such notification has not been made may not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been adopted in the absence of such votes.

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

     Minority stockholders may also elect one regular and one alternate member of the Board of Statutory Auditors, pursuant to the slate voting system introduced pursuant to Decree No. 58. See “—Statutory Auditors” above.

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

Significant Differences with Corporate Governance Practices under NYSE Rules

     Overview. Corporate governance rules for Italian stock corporations (società per azioni) listed on the Italian Stock Exchange are set forth in the Italian Civil Code and in Decree No. 58, as well as in the Corporate Governance Code of the Italian Stock Exchange. As described in more detail below, these Italian corporate governance rules differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Manual.

     Under the Italian Civil Code and Decree No. 58, governing bodies of Italian corporations are assigned specific powers and duties that are legally binding and from which there can be no derogation. The Corporate Governance Code builds on this general framework to provide corporate governance recommendations intended to reflect generally accepted best practice. While these recommendations are not legally binding, regulations issued by the Italian Stock Exchange require that its listed companies issue an annual corporate governance report disclosing whether a company is in compliance with these recommendations and containing a general description of a company’s own corporate governance system. As stated in our 2004 Annual Report on Corporate Governance, which we issued in May 2005, we have adopted and abide by the Corporate Governance Code recommendations.

     We follow the traditional system of Italian corporate governance, which provides for two main corporate governing bodies—the Board of Directors and the Board of Statutory Auditors. This system contrasts with the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the Board of Directors serving as the sole governing body. See “—Board of Directors” and “—Statutory Auditors” above for a description of the powers and duties of our Board of Directors and of our Board of Statutory Auditors, respectively. The members of our Board of Directors and Board of Statutory Auditors, as well as our external auditors, are directly and separately appointed by stockholder resolution at general stockholders’ meetings.

     Following is a summary of the significant differences between Italian corporate governance rules and practices, as we have implemented them, and those applicable to U.S. issuers under NYSE listing standards.

     Independent Directors.

     NYSE domestic company standards. The NYSE listing standards applicable to U.S. companies provide that “independent” directors must comprise a majority of the board. In order for a director to be considered “independent,” the Board of Directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company. These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.” More specifically, a director is not independent if such director or a member of his/her immediate family has certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. In addition, a three-year period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent. Ownership of even a significant amount of stock, by itself, is not a per se bar to independence.

     Our practice. In Italy, directors’ independence is the subject of a recommendation of the Corporate Governance Code, rather than mandated by law, and is periodically assessed by the Board of Directors. On May 10, 2005, our Board of Directors voluntarily adopted detailed new requirements for director independence, which go beyond the Corporate Governance Code recommendations and are designed to be substantially in line with the NYSE listing standards applicable to U.S. companies. Under our new director independence criteria, a director is not considered independent if he or she:

(i) currently has, or in the last three years has had, economic, investment or other relationships either directly, indirectly or on behalf of third parties, with:

a.	the Company, its subsidiaries and associated companies, or the companies subject to joint control with the Company;

b.	the entity that, either singly or together with others, controls the Company, participates in shareholders agreements for control thereof, or exercises significant influence over it; or

c.	the executive directors and senior managers with strategic responsibilities at any of these entities;

(ii) currently is, or in the last three years has been, an executive director or senior manager with strategic responsibilities at any of the entities listed in (i);

(iii) has been a director of the Company for more than nine years;

(iv) is an executive director at another company in which one or more executive directors of the Company are non-executive directors;

(v) during the last three years has been a partner or director of a primary competitor of the Company;

(vi) has been, within the last three years, a partner or director of a rating agency that currently or during the last three years has been in charge of assigning a rating to the Company, its subsidiaries or an entity that controls the Company;

(vii) currently is, or in the last three years has been, a partner, director or member of the auditing team of an external auditor of the Company, or entities belonging to its network, its subsidiaries, companies subject to joint control with the Company or companies that control or have a significant influence over the Company; or

(viii) has close family relations or lives with individuals who are in any of the circumstances described above.

The independence of directors is assessed by the Board of Directors during its periodic meetings, on the basis of the information provided by the directors. If, during the course of assessment, the Board of Directors should find that any of the relationships envisaged in point (i) above exists, it may confirm the individual’s independence if it determines that the relationship is insignificant in terms of its nature and amount.

     The stockholders’ meeting on June 23, 2005, passed a resolution increasing the number of members of our Board of Directors to 15, and elected our current 15-member board, eight of whom qualify as independent under our new criteria. We believe that these eight directors also meet the criteria for director independence under the NYSE corporate governance rules applicable to U.S. companies.

     The members of our Board of Statutory Auditors also must meet independence requirements mandated by Italian law. In particular, a person who (i) is a director, or the spouse or a close relative of a director, of our company or any of our affiliates; (ii) has an employment or consulting or similar relationship with our company or any of our affiliates; or (iii) has an economic relationship with us or any of our affiliates which might compromise his/her independence, cannot be appointed to our Board of Statutory Auditors. Although there is no formal cooling-off requirement, statutory auditors who are registered chartered accountants and have had a regular or material consulting relationship with us or our affiliates within two years prior to the appointment, or have been employed by, or served as directors of, the Company or our affiliates, within three years prior to the appointment, may be suspended or cancelled from the register of chartered public accountants. Finally, we are required to provide in our bylaws a mechanism to permit stockholders to propose alternative lists of candidates for the Board of Statutory Auditors. See “—Statutory Auditors” above.

     Executive Sessions.

     NYSE domestic company standards. In order to empower non-management directors of U.S. companies listed on the NYSE to serve as a more effective check on management, non-management directors must meet regularly in executive sessions, and, if the board includes directors who are not independent, the independent directors should meet alone in an executive session at least once a year.

     Our practice. In Italy, neither non-management directors nor independent directors are required to meet in executive sessions. The members of our Board of Statutory Auditors are required to meet at least once every 90 days.

     Audit Committee and Internal Audit Function.

     NYSE domestic company standards. U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent (defined as described above) and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors and (v) the adoption of an annual performance evaluation. Each company must also have an internal audit function, which may be outsourced, except to its independent auditor.

     Our practice. Rule 10A-3 under the Exchange Act provides an exemption from certain of the audit committee requirements under the rule for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent permitted by local law) (the “Statutory Auditor

Requirements”). Our Board of Statutory Auditors, as defined under Italian law, meets the Statutory Auditor Requirements, and we therefore qualify for the exemption under Rule 10A-3, which becomes applicable to us starting on July 31, 2005. We also have an internal audit function, which we have not outsourced, and an Internal Control Committee, in accordance with the Corporate Governance Code. See Item 6. “Directors, Senior Management and Employees—Directors.”

     Compensation Committee.

     NYSE domestic company standards. Under NYSE standards, the compensation of the chief executive officer of U.S. companies that are listed on the NYSE must be approved by a compensation committee (or equivalent) composed entirely of independent directors. The compensation committee must also make recommendations to the Board of Directors with regard to the compensation of other executive officers, incentive compensation plans and equity-based plans that are subject to board approval. Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.

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

     The Corporate Governance Code recommends that a majority of the members of the Nominating and Compensation Committee be non-executive directors; three out of the five members of our committee meet this criteria. See Item 6. “Directors, Senior Management and Employees—Directors.” We disclose the compensation of each of the members of our Board of Directors (including our chief executive officer), our Board of Statutory Auditors and our chief operating officer, if any, in our annual financial statements prepared in accordance with Italian GAAP, as well as in Item 6 of this annual report on Form 20-F.

     Nominating Committee.

     NYSE domestic company standards. Under NYSE standards, a U.S. company that is listed on the NYSE must have a nominating/corporate governance committee (or equivalent) composed entirely of independent directors that is, among other things responsible for nominating directors and board committee members.

     Our practice. Our Nominating and Compensation Committee is not responsible for nominating our directors. Directors may be nominated by any of our stockholders or our Board of Directors, and our Chairman has been entrusted with the task of coordinating the collection of proposals and nominees. For the appointment of directors at our stockholders’ meeting held on June 23, 2005, our Vice Chairman, as Chairman of the Nominating and Compensation Committee, coordinated the collection of proposals and nominees.

     Corporate Governance Guidelines/Code of Business Conduct and Ethics.

     NYSE domestic company standards. Under NYSE standards, a U.S. company that is listed on the NYSE must adopt corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. A company must also publish these items on its website and provide printed copies on request. Section 406 of the Sarbanes-Oxley Act of 2002 requires a company to disclose whether it has adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and if not, the reasons why it has not done so. The NYSE listing standards applicable to U.S. companies provide that codes of conduct and ethics should address, at a minimum, conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and proper use of company assets; legal compliance; and encouraging the reporting of illegal and unethical behavior. Corporate governance guidelines must address, at a minimum, directors’ qualification standards, responsibilities and compensation; directors’ access to management and independent advisers; management succession; director orientation and continuing education; and an annual performance evaluation of the board.

     Our practice. We have adopted certain corporate governance guidelines (including with respect to our internal control system, significant transactions, transactions with related parties, and internal dealing), a compliance program to prevent certain criminal offenses and a code of conduct for our directors, employees and others acting on our behalf. As noted in Item 16B of this annual report, we have also adopted a code of ethics as defined in Section 406 of the Sarbanes-Oxley Act.

     We believe that our codes of conduct and ethics address the relevant issues contemplated by the NYSE standards applicable to U.S companies noted above. Our corporate governance guidelines generally address all of the issues contemplated by the NYSE standards.

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

     Certifications as to Violations of NYSE Standards.

     NYSE domestic company standards. Under NYSE listing standards, the chief executive officer of a U.S. company that is listed on the NYSE must certify annually to the NYSE that he or she is unaware of any violation by the company of the NYSE corporate governance listing standards. The company must disclose that such certification, as well as that the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, has been made in the company’s annual report to stockholders (or, if no annual report to stockholders is prepared, its annual report on Form 10-K). The chief executive officer must also promptly notify the NYSE in writing if any executive officer of the company becomes aware of any material non-compliance with the NYSE corporate governance listing standards. A U.S. company listed on the NYSE must also submit an annual written affirmation to the NYSE, within 30 days after its annual stockholders’ meeting and in a form specified by the NYSE, regarding its compliance with applicable NYSE corporate governance listing standards. A U.S. company listed on the NYSE is further required submit an interim written affirmation to the NYSE upon the occurrence of specified events, including changes to its board of directors or its audit, nominating/corporate governance or compensation committees and changes in the status of independent directors.

     Our practice. Under the NYSE rules currently applicable to foreign private issuers, our chief executive officer is not required to certify annually to the NYSE whether he is aware of any violation by us of the NYSE corporate governance listing standards. Our chief executive officer is only required to notify the NYSE in writing if any of our executive officers becomes aware of any material non-compliance by us with NYSE corporate governance listing standards. While the NYSE rules regarding annual written affirmations do not yet apply to us, they will as of July 31, 2005. After that date, we will be required to submit an annual written affirmation to the NYSE, in a form specified by the NYSE, regarding our compliance with applicable NYSE corporate governance listing standards. In 2005, we must submit the annual affirmation by August 30. In subsequent years, we must submit an annual affirmation within 30 days of the filing of our annual report on Form 20-F with the SEC. Following submission of our initial annual written affirmation, we will also be required to submit to the NYSE an interim written affirmation, in a form specified by the NYSE, any time we are no longer eligible to rely on, or choose to no longer rely on, a previously applicable exemption provided by Exchange Act Rule 10A-3, or, to the extent we have an audit committee as defined in Rule 10A-3, if a member of such audit committee who was deemed independent is no longer independent or an audit committee member had been added. In addition, under NYSE rules, our chief executive officer must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by us with NYSE corporate governance standards, including the reason for such non-compliance and the timing of when we expect to be in compliance again.

     Stockholder Approval of Adoption and Modification of Equity Compensation Plans.

     NYSE domestic company standards. Stockholders of a U.S. company listed on the NYSE must approve the adoption of, and any material revision to, the company’s equity compensation plans, with certain exceptions.

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

Taxation

     The following is a summary of certain United States federal and Italian tax matters. The summary contains a description of the principal United States federal and Italian tax consequences of the purchase, ownership and disposition of ordinary, preference or savings shares or ADSs by a holder who is a citizen or resident of the United States or who otherwise will be subject to United States federal income tax on a net income basis in respect of the ordinary, preference or savings shares or ADSs. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell ordinary, preference or savings shares or ADSs. In particular, the summary deals only with beneficial owners who will hold ordinary, preference or savings shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of Fiat or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies or dealers in securities or currencies, or persons that will hold ordinary, preference or savings shares or ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of ordinary, preference or savings             shares or ADSs and one or more other investments. Nor does this summary discuss the treatment of ordinary, preference or savings shares or ADSs that are purchased, held or sold in connection with a permanent establishment through which a non-resident beneficial owner carries on or performs personal services in Italy.

     The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report. Prospective purchasers and current holders of ordinary, preference or savings shares or ADSs are advised to consult their own tax advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of ADSs, including, in particular, the effect of any state, local or other national tax laws.

     For purposes of the summary, beneficial owners of ordinary, preference or savings shares or ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Treaty”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners.” Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Treaty. Special rules apply to U.S. owners that are also residents of Italy. A new tax treaty to replace the current Treaty was signed on August 25, 1999, but has not yet been ratified by Italy. The new treaty would not change significantly the provisions of the current Treaty that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis. Unless otherwise stated, this summary assumes that a U.S. holder is eligible for the benefits of the Treaty.

     For purposes of the Treaty and the United States Internal Revenue Code of 1986, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the underlying shares represented by those ADSs.

Withholding Tax on Dividends

     Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian companies to stockholders who are not residents of Italy for tax purposes. Accordingly, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 27% rate.

     Under domestic Italian law, a non-resident holder of shares may recover up to four-ninths of the tax withheld on dividends by presenting evidence to the Italian tax authorities that income tax has been fully paid on the dividends in the non-resident holder’s country of residence in an amount at least equal to the total refund claimed. Non-resident holders seeking such payments from the Italian tax authorities have experienced extensive delays and incurred expenses.

     Alternatively, the 27% withholding tax may be reduced pursuant to an income tax convention between Italy and the non-resident holder’s country of residence. Generally, a reduced 15% withholding tax would be levied under the Treaty.

     Dividends paid by an Italian company to a non-resident holder of savings shares are subject to a 12.5% withholding tax. The recovery mechanism up to four-ninths of the tax withheld is not available with respect to such dividends.

     Under current Italian law, all shares of Italian listed companies (including Fiat’s ordinary, preference or savings shares) must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the shares are held through the centralized clearing system managed by Monte Titoli (the only such system currently authorized in Italy), no withholding tax on dividends is applied by the Company. Instead of the withholding tax a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of ordinary, preference or savings shares (or ADSs relating to such shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is applied by the resident or non-resident intermediary with which the ordinary, preference or savings shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the intermediary with which the ordinary, preference or savings shares are deposited to apply a reduced rate of tax pursuant to an applicable income tax convention are as follows. The intermediary must receive (i) a declaration of the non-resident holder that contains certain data identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the relevant income tax convention and the determination of the applicable treaty rate of withholding and (ii) a certification by the tax authorities of the non-resident holder’s country of residence that the holder is a resident of that country for purposes of the income tax convention and, as far as it is known to such authorities, the holder has no permanent establishment in Italy (which certificate will be effective until March 31 of the year following submission). If the ordinary, preference or savings shares are deposited with a non-resident intermediary, such intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, the permanent establishment in Italy of a non-resident bank or investment services company, or a company licensed to manage a centralized depository and clearing system, to carry out all duties and obligations relating to the application and administration of the substitute tax.

     Since the ordinary, preference or savings shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs. In order to enable eligible U.S. owners to obtain a reduction at source or a refund of withholding tax under the Treaty, the Company and the Depositary have agreed to certain procedures. According to such procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required and the deadlines for submission. The documentation generally will include the holder’s declaration and the tax certification specified under points (i) and (ii) in the preceding paragraph. In order to comply with the documentation requirements described under point (ii) above, eligible U.S. owners must obtain a certificate of residence from the U.S. Internal Revenue Service (“IRS”) (Form 6166) with respect to each dividend payment, unless a previously filed certification will be effective on the dividend payment date and produce it together with a statement whereby such holder represents that it is a U.S. resident individual or corporation and does not maintain a permanent establishment in Italy. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Publication 686 and Form 8802 can be obtained from the IRS website at www.irs.gov. Information appearing on the website is not incorporated by reference into this annual report.) The time for processing requests for certification by the IRS normally is six to eight weeks. Accordingly, holders requiring this certification should submit their requests to the IRS as soon as possible after receiving instructions from the Depositary. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, eligible U.S. owners should deliver the required documentation directly to the Depositary at least five business days prior to the date set for the payment of dividends.

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

     The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to U.S. owners will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) Fiat is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) Fiat was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on Fiat’s audited financial statements and relevant market and stockholder data, Fiat believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on Fiat’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and stockholder data, Fiat does not anticipate becoming a PFIC for its 2005 taxable year.

     The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     The Italian withholding tax (less any refunds to which such U.S. owners are entitled under the Treaty) will be treated as a foreign income tax which such owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability.

Tax on Capital Gains

     Capital gains realized by non-resident stockholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment through which such stockholders carry on or perform business services in Italy are subject to Italian personal or corporate income tax, for an amount equal to 40% of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A “qualified” shareholding is constituted by ordinary, preference or savings shares or ADSs and/or rights representing more than 5% of Fiat’s total share capital or more than 2% of its share capital voting in the ordinary stockholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the stockholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident stockholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 43%, plus a surcharge generally of up to 1.9%, depending on the municipality in which such non-resident stockholders earns the highest Italian-source income). The taxable gain realized by a non-resident corporate stockholder would be subject to corporate income tax, currently levied at a rate of 33%.

     Generally, a capital gains tax (“CGT”), levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in Fiat which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as our shares, even when such shareholdings are held in Italy.

     Furthermore, pursuant to the Treaty, a U.S. owner will not be subject to Italian tax on any realized capital gains unless such U.S. owner has a permanent establishment in Italy to which the ordinary, preference or savings shares or ADSs are effectively connected. To this end, U.S. owners selling ordinary, preference or savings shares or ADSs and claiming Treaty benefits may be required to produce appropriate documentation establishing that the above mentioned conditions have been met. Other countries have executed income tax conventions with Italy providing for a similar treatment of Italian tax on capital gains. No Italian tax on capital gains will be imposed on the deposit or withdrawal of shares in return for ADSs. U.S. owners of ADSs will be subject to United States federal income tax on any capital gains to the same extent as on other gains from the disposition of stock. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003, and before January 1, 2009, generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003, generally is subject to taxation at a maximum rate of 20%.

Taxation of Distributions from Capital Reserves

     Special Italian tax rules apply to the distribution of capital reserves. Under certain circumstances, such a distribution may be considered as taxable income in the hands of the recipient depending on the reserves of the distributing company outstanding at the time of distribution and the actual nature of the reserves distributed. The application of such rules may also have an impact on the tax basis in the ordinary, preference or savings shares or ADSs held and/or the characterization of any taxable income received and the tax regime applicable to it. Non-resident stockholders may be subject to withholding tax and CGT as a result of such rules. You should consult your tax advisor in connection with any distribution of capital reserves.

Transfer Tax

     An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax is not payable with respect to any transfer of ordinary, preference or savings shares or ADSs involving non-Italian residents concluded either on a regulated market or with a bank or an investment services company.

Estate and Gift Tax

     As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

     However, should a gift of ordinary, preference or savings shares or ADSs for a value exceeding €180,759.91 occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of € 168 would be due insofar as the gift agreement is either executed or registered in Italy. That threshold is increased to €516,456.91 in case the beneficiary is a person with a handicap recognized pursuant to applicable law.

Documents On Display

     Copies of Fiat S.p.A.’s by-laws may be examined at its registered office and principal place of business at Via Nizza 250, Turin, Italy.

     Fiat S.p.A. also files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy any materials the Company files with the SEC at the regional offices of the SEC located at 3 World Financial Center, Room 4300, New York, NY 10281, and at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a multinational group that has operations throughout the world, we are exposed to market risks from fluctuations in foreign currency exchange and interest rates.

     The exposure to foreign currency risk arises principally in connection with the geographical distribution of our industrial activities, which generally results in our generating revenues from our operations and sales outside of the euro zone in currencies other than the euro that are in excess of our costs denominated in such currencies, which are primarily incurred with respect to our operations located in such countries, and, to a lesser extent, with respect to non-euro denominated inputs used by our euro zone operations. As a result, the depreciation of the euro relative to other currencies generally has a positive effect on our net sales and operating income, while the appreciation of the euro has adverse effects on net sales and operating income.

     Many of our subsidiaries are located outside the euro zone, in particular in the United States, Canada, Brazil, Poland, India and China. Since our financial reporting currency is the euro, the income statements of these subsidiaries are translated into euros for inclusion in the Consolidated Financial Statements included in Item 18. Changes in the average exchange rate can affect the translation into euros of both revenues and operating income denominated in another currency.

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

     Our use of derivative products to manage financial risk generated net financial income of €330 million in 2004 (comprising income of €996 million and expenses of €666 million), as compared with net financial income of €17 million in 2003 (comprising income of €1,132 million and expenses of €1,115 million). The improvement is largely the consequence of the net amount of income (approximately €300 million) recorded from the termination of the equity swap on GM stock. See Note 17 to the Consolidated Financial Statements in Item 18. In 2004, we recorded a positive balance between foreign exchange gains and losses of €25 million, as compared to a positive balance of €47 million in 2003. We used derivative instruments primarily for the management of both interest rate exposure deriving from our financial assets and liabilities and exchange rate exposure in relation to import/export flows for the various products manufactured by the Group, with particular reference to amounts expressed in dollars, Polish zloty and British pounds, each of which represented a significant exposure for the Group in 2004. The net financial expense we recorded in 2004 and 2003 also included the fair market value adjustment of those derivatives not eligible for hedge accounting under our accounting policies, as described in the “Principles of consolidation and significant accounting policies” Note to the Consolidated Financial Statements included in Item 18. We continued to apply a rigorous policy of risk management by taking into account the expected trend in the financial markets with the aim of protecting the Group from exposure to changes in interest and exchange rates.

Risk Analysis

     We monitor foreign exchange risk, interest rate risk and related hedge positions using a variety of analytical techniques, including the marking to market of financial instruments and sensitivity analysis.

     The following analysis assumes instantaneous parallel shifts in exchange rates and interest rate yield curves. For options, which are instruments with non-linear returns, sensitivity analysis models considering market volatility at year end are employed. While the following results may have some limited use as benchmarks, they should not be viewed as forecasts, in part because they are unable to reflect the complex and interrelated market reactions that normally would arise from any given market shift.

Foreign Exchange Rate Risk

     We have foreign currency exposures related to buying, selling and financing activities in currencies other than the local currencies in which we operate. Our export and import flows out of or into Italy, which totaled approximately €13,700 million and €8,000 million, respectively, in 2004, represented approximately 80% of our cross-border trade volume during the year. In 2004, the excess of our exports from Italy over our imports into Italy was approximately €5,700 million. Approximately 62% of this excess was denominated in euros, while the remaining 38% was denominated in other currencies, primarily the dollar and the British pound.

     At December 31, 2004, the potential loss in fair value resulting from a hypothetical 10% change in relevant foreign currency exchange rates of the financial instruments, financial assets and liabilities with exposure to exchange rate risk and derivative instruments such as foreign forward exchange contracts, currency swaps and currency options, would be approximately €246 million (€143 million at December 31, 2003). This sensitivity analysis generally assumes an unfavorable and instantaneous 10%

fluctuation in the year-end exchange rates affecting the foreign currencies in which these financial instruments are denominated.

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

     The potential loss in fair value of our fixed rate financial instruments (including the effects of interest rate derivatives) we held at December 31, 2004, resulting from a hypothetical, instantaneous and unfavorable change of 10% in interest rate levels applicable to such financial instruments would be approximately €34 million (€19 million at December 31, 2003).

     A hypothetical, instantaneous and unfavorable change of 10% in interest rate levels applicable to floating rate financial assets and liabilities (including the effects of interest rate derivatives) we held at December 31, 2004 would have had an estimated negative impact of €2 million on annual cash flows in 2004 (as compared to an estimated negative impact of €2 million estimated at December 31, 2003).

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

Changes in Market Risk Exposure Compared to 2003

     Our policy on financial risk management has not changed from the preceding year.

Exchange Rate Risk

     The characteristics and the mix of our financial instruments with exposure to foreign exchange rate risk at December 31, 2004, have not changed substantially from the preceding year. The increase in the potential loss in fair value (€246 million at December 31, 2004, as compared to €143 million at December 31, 2003) reflects an increase in the level of hedges outstanding at year end, particularly with reference to the Polish zloty because of an increase in underlying trade volumes.

Interest Rate Risk

     The characteristics and the mix of our financial instruments with exposure to interest rate risk at December 31, 2004, have not changed substantially from the preceding year.

     For a summary comparison of the nominal amounts, carrying amounts and market values of financial instruments, see Note 14 to the Consolidated Financial Statements included in Item 18.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     We did not pay holders of our savings shares the minimum preferred dividend of €0.31 per savings share in 2004 for the third year in a row. See Item 8. “Financial Information—Other Financial Information—Dividend Policy” and Note 24(v)(t.ii) to the Consolidated Financial Statements in Item 18 for additional information.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There has been no change in the Company’s internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Fiat has a Board of Statutory Auditors meeting the specified criteria that qualify us for an exemption under Rule 10A-3 under the Exchange Act from certain of the rule’s requirements, including the requirement to establish an audit committee, when the rule becomes applicable to us on July 31, 2005. Each of the members of our Board of Statutory Auditors is required to be a registered chartered accountant with at least three years’ prior experience as a statutory auditor; we therefore believe that each is an “audit committee financial expert” as defined in Item 16A of Form 20-F. See Item 6. “Directors, Senior Management and Employees—Board of Statutory Auditors” and Item 10. “Other Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules” for additional information.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

     Deloitte & Touche S.p.A., the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent auditors for the year ended December 31, 2004. The Deloitte Entities billed the following fees to us for professional services for the fiscal years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003
	(in millions of euros)
Audit fees	€15.6	€13.0
Audit-related fees	2.1	2.1
Tax fees	2.6	4.2
Other fees	2.8	5.6
Total fees	€23.1	€24.9

     “Audit fees” are the aggregate fees billed by the Deloitte Entities for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

     “Audit-related fees” are the aggregate fees billed by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting.

     “Tax fees” are the aggregate fees for professional services rendered by the Deloitte Entities for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

     Fees disclosed under the category “Other fees” are mainly related to project management support for various of our process improvements (such as preparing for the transitions to IFRS, inter-company matching engagement, and other services).

Audit Committee Pre-Approval Policies and Procedures

     Under our approval procedures as in effect during 2003, our Internal Control Committee reviewed proposals submitted by candidates for the position of independent auditor, and made a recommendation to the Board of Directors with respect to the appointment. Our Board of Directors then submitted a resolution, together with a favorable recommendation from our Board of Statutory Auditors, to our stockholders’ meeting, which under Italian law is responsible for the appointment of the independent auditors. The stockholders’ meeting held on May 13, 2003, appointed Deloitte & Touche S.p.A. (then Deloitte & Touche Italia S.p.A.) as the Company’s independent auditors for each fiscal year in the three-year period from 2003 through 2005.

     Under its charter as in effect during 2004, our Internal Control Committee, upon the recommendation of our chief administrative officer, granted prior approval of the performance by our independent auditors or other entities affiliated with our independent auditors of audit-related and permitted non-audit services, to the extent the relevant services are permitted by applicable law. The Internal Control Committee, as it is permitted to do by its charter, delegated this authority to its president, who was required to report on any approvals granted at each committee meeting.

     Our Board of Directors approved new procedures for the engagement of auditing firms on December 23, 2004, which took effect as of January 1, 2005. The new procedures for the appointment of our independent auditor require that our Board of Statutory Auditors approve the engagement, and with respect to audit-related services, under the new procedures, our Board of Directors, acting upon the recommendation of our Board of Statutory Auditors, annually approves a maximum audit expenditure amount. The Internal Control Committee performs an initial review of any proposals for the eventual performance by our independent auditors of audit-related services above the audit expenditure amount and submits these proposals to our Board of Statutory Auditors, which provides a final recommendation for any necessary action to be taken by our Board of Directors. Except for those non-audit services being performed under previously existing contracts (which contracts may remain in force until expiration but may not be renewed), our independent auditors may no longer be engaged for any non-audit services.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The Company and it subsidiaries may, subject to stringent restrictions under Italian law, purchase outstanding shares of the Company. See Item 10. “Additional Information—By-laws—Purchase by the Company of its Own Shares” for additional information on these restrictions. The following table provides information on our purchases of Fiat ordinary shares in 2004, which were carried out by its wholly owned financing subsidiary, Fiat Geva S.p.A. We did not make any purchases of Fiat preference or savings shares during 2004.

			Total Number of
	Total	Average Price	Shares Purchased as	Maximum Number of
	Number of	Paid per	Part of Publicly	Shares that May Yet
	Shares	Share	Announced Plans or	Be Purchased Under
	Purchased	(in euro)	Programs	the Plans or Programs
2004	(a)	(b)	(c)	(d)
January 1-31	745,000	5.937	N/A	N/A
February 1-29	21,838	5.893	N/A	N/A
March 1-31	250,000	5.853	N/A	N/A
April 1-30	696,102	5.677	N/A	N/A
May 1-31	1,180,000	5.589	N/A	N/A
June 1-30			N/A	N/A
July 1-31			N/A	N/A
August 1-31	260,322	5,878	N/A	N/A
September 1-30	320,000	5.823	N/A	N/A
October 1-31			N/A	N/A
November 1-30			N/A	N/A
December 1-31			N/A	N/A
Total	3,473,262	5.745	N/A	N/A

(a)	In 2004, Fiat Geva S.p.A. executed trades in Fiat ordinary shares for the sole purpose of stabilizing our stock price. In those transactions, Fiat Geva S.p.A. purchased a total of 3,473,262 shares, as indicated above over the course of the year, while selling a total of 4,058,275 shares. All transactions were carried out on the Mercato Telematico Azionario, the Italian automated screen-based trading market of the Italian Stock Exchange.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Index to Financial Statements and Schedules filed with this Annual Report

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 19. EXHIBITS

Index to Exhibits filed with this Annual Report

1.1	By-laws of Fiat S.p.A. (as approved by Fiat S.p.A.’s stockholders at the annual general meeting on June 23, 2005; these by-laws are not yet in force, but will take effect when they are registered with the Registro Imprese (Companies’ Registry), which is expected to occur during July 2005).

2.1	The total amount of long-term debt securities of Fiat S.p.A. authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. Fiat S.p.A. hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	List of subsidiaries of the registrant.

12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Appendix—Transition to International Financial Reporting Standards (IFRS).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
FIAT S.p.A.:

We have audited the accompanying consolidated balance sheets of FIAT S.p.A. (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 (all expressed in Euros). Our audits also included the financial statement schedule listed in the Index at Item 18 in the Company’s annual report on Form 20-F for the year ended December 31, 2004. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements and financial statement schedule present fairly, in all material respects, the financial position of FIAT S.p.A. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with the accounting principles generally accepted in Italy (“Italian GAAP”).

Italian GAAP varies in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of the latter would have affected the determination of consolidated net income (loss) for each of the three years in the period ended December 31, 2004 and consolidated stockholders’ equity as of December 31, 2004 and 2003 to the extent summarized in Note 24 of the consolidated financial statements.

As discussed in Note 24, for U.S. GAAP purposes the Company ceased its amortization of goodwill and other indefinite-lived intangible assets in 2002 in accordance with Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002.

As discussed in Note 24(iv), the reconciliation to U.S. GAAP as of December 31, 2003 and for the two years then ended has been restated.

Our audits also comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 22. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ DELOITTE & TOUCHE S.p.A.
DELOITTE & TOUCHE S.p.A.

Turin, Italy
April 5, 2005 (June 29, 2005 as to Note 24)

THE FIAT GROUP

CONSOLIDATED BALANCE SHEETS
At December 31, 2004 and 2003

	2004
	(in millions of
	U.S. dollars)	2004	2003
	(note 22)	(in millions of euros)
Assets
Fixed Assets
Intangible fixed assets (note 1)	4,497	3,322	3,724
Property, plant and equipment (note 2)	12,911	9,537	9,675
Financial fixed assets (note 3)
Investments	5,042	3,724	3,894
Receivables	26	19	29
Other securities	74	55	56
Assets leased	2,338	1,727	1,797
Total financial fixed assets	7,480	5,525	5,776

Total fixed assets	24,888	18,384	19,175
Current assets
Inventories (note 4)	21,142	15,617	15,360
Receivables (note 5)
Trade	6,467	4,777	4,553
Other	7,016	5,182	4,960

Total receivables	13,483	9,959	9,513
Financial assets not held as fixed assets (note 6)
Investments	45	33	32
Other securities	2,957	2,184	3,845
Treasury stock	35	26	32
Financial receivables	9,681	7,151	10,750

Total financial assets not held as fixed assets	12,718	9,394	14,659
Cash (note 7)	4,283	3,164	3,211

Total current assets	51,626	38,134	42,743
Accrued income and prepaid expenses (note 8)	982	725	793

Total Assets	77,496	57,243	62,711

Liabilities and Stockholders’ Equity
Stockholders’ equity (note 9)
Stockholders’ equity of the Group
Capital stock	6,658	4,918	4,918
Additional paid-in capital	—	—	279
Legal reserve	605	447	659
Treasury stock valuation reserve	35	26	32
Retained earnings and other reserves	1,752	1,294	2,805
Net Loss	(2,147)	(1,586)	(1,900)

Total	6,903	5,099	6,793
Minority interest	891	658	701

Total stockholders’ equity	7,794	5,757	7,494
Reserves for risks and charges (note 10)
Insurance policy liabilities and accruals	123	91	89
Other reserves	7,163	5,291	5,290

Total reserves for risks and charges	7,286	5,382	5,379
Reserve for employee severance indemnities (note 11)	1,741	1,286	1,313
Payables (note 12)
Financial payables	25,374	18,743	22,034
Trade payables	16,185	11,955	12,588

Other payables	16,530	12,210	11,618

Total payables	58,089	42,908	46,240
Accrued expenses and deferred income (note 13)	2,586	1,910	2,285

Total Liabilities and Stockholders’ Equity	77,496	57,243	62,711

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED BALANCE SHEETS
At December 31, 2004 and 2003

	2004
	(in millions of
	U.S. dollars)	2004	2003
	(note 22)	(in millions of euros)
Memorandum Accounts (note 14)

Guarantees granted
Unsecured guarantees
Suretyships	3,681	2,719	3,060
Guarantees of notes	294	217	259
Other unsecured guarantees	3,430	2,534	3,075

Total	7,405	5,470	6,394
Secured guarantees	68	50	36

Total guarantees granted	7,473	5,520	6,430
Commitments	46,760	34,540	31,477
Third-party assets held by the Group	2,158	1,594	1,923
Group assets held by third parties	4,357	3,218	4,496
Other memorandum accounts	384	284	380

Total memorandum accounts	61,132	45,156	44,706

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2004, 2003 and 2002

	2004
	(in millions of
	U.S. dollars)	2004	2003	2002
	(note 22)	(in millions of euros)
Value of production (note 15)
Revenues from sales and services	62,936	46,488	48,346	55,427
Change in work in progress, semifinished and finished product inventories	(273)	(202)	700	(816)
Change in contract work in progress	291	215	(1,075)	222
Additions to internally produced fixed assets	1,095	809	688	1,107
Other income and revenues	2,052	1,516	1,689	2,152

Total value of production	66,101	48,826	50,348	58,092

Costs of production (note 16)
Raw materials, supplies and merchandise	39,194	28,951	28,392	30,289
Services	10,809	7,984	8,505	9,890
Leases and rentals	493	364	367	468
Personnel	8,622	6,369	6,688	7,554
Depreciation and amortization	2,935	2,168	2,269	2,614
Provisions for doubtful accounts and writedowns of fixed assets	431	318	313	369
Change in raw materials, supplies and merchandise inventories	(311)	(230)	81	38
Provisions for risks and other accruals	1,907	1,409	1,180	1,168
Other operating costs	1,455	1,075	1,028	1,304
Expenses of financial services companies	509	376	668	1,115
Insurance claims and other insurance costs	27	20	1,367	4,045

Total costs of production	66,071	48,804	50,858	58,854

Operating income	30	22	(510)	(762)

Financial income and expenses (note 17)
Investment income	12	9	22	156
Other financial income	1,755	1,296	1,504	2,219
Interest and other financial expenses	(2,632)	(1,944)	(2,489)	(3,046)

Total financial income and expense	(865)	(639)	(963)	(671)

Adjustments to financial assets (note 18)
Share of income (loss)	(132)	(97)	(172)	(741)
Writedowns of financial receivables and securities	—	—	—	(140)

Total adjustments to financial assets	(132)	(97)	(172)	(881)

Extraordinary income and expenses (note 19)
Extraordinary income	428	316	2,017	1,235
Extraordinary expenses	(1,596)	(1,179)	(1,670)	(3,738)

Total extraordinary income and expenses	(1,168)	(863)	347	(2,503)

Loss before taxes	(2,135)	(1,577)	(1,298)	(4,817)
Income taxes (note 20)	(39)	(29)	650	(554)

Loss before minority interest	(2,096)	(1,548)	(1,948)	(4,263)
Minority interest	(51)	(38)	48	315

Net Loss	(2,147)	(1,586)	(1,900)	(3,948)

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For The Years Ended December 31, 2004, 2003 and 2002

						Retained
						earnings,
				Treasury		other
		Additional		stock	Cumulative	reserves,
	Capital	paid-in	Legal	valuation	translation	Net Loss for
	stock	capital	reserve	reserve	adjustments	the year	Total
	(in millions of euros)
Balance as of December 31, 2001	2,753	1,636	659	282	28	6,812	12,170

Capital stock increase as resolved on December 10, 2001	329	691	—	—	—	—	1,020
Dividends paid (Euro 0.310 per ordinary and preference share and Euro 0.465 per savings share)	—	—	—	—	—	(198)	(198)
Foreign exchange translation adjustments	—	—	—	—	(1,407)	—	(1,407)
Change in treasury stock in portfolio	—	—	—	(29)	—	29	—
Other minor movements	—	—	—	—	—	4	4
Net loss	—	—	—	—	—	(3,948)	(3,948)

Balance as of December 31, 2002	3,082	2,327	659	253	(1,379)	2,699	7,641

Capital stock increase as resolved on June 26, 2003	1,836	—	—	—	—	—	1,836
Fiat S.p.A. loss for fiscal 2002 covered by Additional paid-in capital	—	(2,053)	—	—	—	2,053	—
Allocation of the value of unopted rights sold on the market to Additional paid-in-capital	—	5	—	—	—	—	5
Foreign exchange translation adjustments	—	—	—	—	(802)	—	(802)
Change in treasury stock in portfolio	—	—	—	(221)	—	221	—
Other minor changes	—	—	—	—	—	13	13
Net loss	—	—	—	—	—	(1,900)	(1,900)

Balance as of December 31, 2003	4,918	279	659	32	(2,181)	3,086	6,793

Fiat S.p.A. loss for fiscal 2003 covered by Additional paid-in capital	—	(279)	(212)	—	—	491	—
Foreign exchange translation adjustments	—	—	—	—	(106)	—	(106)
Change in treasury stock in portfolio	—	—	—	(6)	—	6	—
Other minor changes	—	—	—	—	—	(2)	(2)
Net loss	—	—	—	—	—	(1,586)	(1,586)

Balance as of December 31, 2004	4,918	—	447	26	(2,287)	1,995	5,099

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2004, 2003 and 2002

	2004	2004	2003	2002
	(in millions of
	U.S. dollars)
	(note 22)	(in millions of euros)
Cash at January 1	4,347	3,211	3,489	2,133

Cash flows provided by (used in) operating activities:
Net result before minority interest	(2,096)	(1,548)	(1,948)	(4,263)
Amortization and depreciation	2,935	2,168	2,269	2,614
Net change in reserve for employee severance indemnities	(50)	(37)	(136)	(70)
Change in deferred income taxes	(432)	(319)	422	(884)
Gains on disposals	(219)	(162)	(1,873)	124
Revaluations and writedowns of equity investments	3	2	177	525
Impairment	199	147	424	991
Change in current assets and liabilities:
Trade receivables	(351)	(259)	125	423
Net inventories	628	464	(389)	1,325
Trade payables	(718)	(531)	6	(104)
Other payables, receivables, accruals and deferrals (1)	(382)	(282)	(614)	184
Reserve for income taxes and other reserves	(49)	(36)	(287)	545
Changes in the scope of consolidation and others	47	35	(123)	(357)

	(485)	(358)	(1,947)	1,053

Cash flows provided by (used in) investing activities:
Investments in:
Fixed assets	(2,859)	(2,112)	(2,011)	(2,771)
Equity investments	(324)	(239)	(212)	(563)
Intangible assets and deferred charges	(321)	(237)	(488)	(518)
Distribution of reserves	249	184	—	—
Investment grants	125	92	134	90
Proceeds from the sale of fixed assets	485	358	4,167	3,231
Net change in financial receivables	4,028	2,976	1,146	2,456
Change in securities	2,280	1,684	(3,065)	(175)
Change in securities of insurance companies net of policy liabilities and accruals	—	—	—	430
Other changes	459	339	3,226	(84)

	4,122	3,045	2,897	2,096

Cash flows provided by (used in) financing activities:
Increase in borrowings	1,700	1,256	1,989	12,047
Repayment of borrowings	(6,368)	(4,704)	(6,178)	(9,392)
Net change in short-term borrowings	965	713	1,134	(5,358)
Increase in capital stock	22	16	1,860	1,215
Purchase of treasury stock	6	4	(18)	(77)
Dividends paid	(26)	(19)	(15)	(228)

	(3,701)	(2,374)	(1,228)	(1,793)

Change in cash	(64)	(47)	(278)	1,356
Cash at December 31	4,283	3,164	3,211	3,489

(1) In 2002, this item does not include payments of the balance of assets and liabilities contributed by Fiat Auto to the Fiat-GM Powertrain joint venture, which was posted at the item “Changes in the scope of consolidation and others”.

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Form and content of the consolidated financial statements

     The 2004 consolidated financial statements have been prepared in accordance with the rules contained in Italian Legislative Decree No. 127 dated April 9, 1991, which fulfilled the Fourth and Seventh EC Directives and the revisions introduced by Legislative Decree No. 6 of 2003 “Reform of Corporate Law”. Included in the statement of operations are comparative amounts for 2003 and 2002.

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

     Certain insignificant subsidiaries, including those acquired for resale, which total less than 0.3% in 2004 (0.3% in 2003 and 0.5% in 2002) of total consolidated revenues and for which it is not practicable to obtain the necessary information on a timely basis without disproportionate expense, have been excluded from consolidation. This exclusion does not affect the assertion that the consolidated financial statements are a true and fair representation of the financial position and results of operations of the Group. Furthermore, the subsidiary BUC—Banca Unione di Credito, as allowed by law, has been excluded from the scope of consolidation inasmuch as it has non-homogeneous operations and is accounted for using the equity method.

     Principles of consolidation and significant accounting policies

     The consolidated financial statements have been prepared from the statutory financial statements of the Group’s single companies or consolidated Sectors approved by the Boards of Directors and adjusted, where necessary, by the directors of the companies to conform with Group accounting principles and to eliminate tax-driven adjustments. The Group’s accounting principles respect the requirements set forth by Legislative Decree No. 127 of April 9, 1991, interpreted and supplemented by the Italian accounting principles issued by the National Boards of Dottori Commercialisti and of Ragionieri and, where there are none and not at variance, by those laid down by the International Accounting Standards Board (I.A.S.B.) (collectively referred to as “Italian GAAP”).

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

     Again in reference to the financial statement formats, integrations have been made to comply with Legislative Decree No. 6 of 2003 “Reform of Corporate Law”. Accordingly, the corresponding figures for the previous years have been reclassified.

     Principles of consolidation

     Assets and liabilities, and revenues and expenses, of subsidiaries consolidated on a line-by-line basis are included at 100% in the consolidated financial statements, regardless of the percentage of

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

ownership. Carrying values of investments are eliminated against the subsidiaries’ related stockholders’ equity. The portion of stockholders’ equity and results of operations attributed to minority interests are disclosed separately. When losses pertaining to minority interests exceed the value of their share of the relevant capital stock, the excess, or deficit, is charged to the Group, unless the minority stockholders are expressly committed to reimbursing the losses, in which case the excess is recorded as an asset in the consolidated financial statements. If no such commitment is in place, should income be realized in the future, the minority interests’ share of that income will be attributed to the Group, up to the amount necessary to recover the losses previously attributed to the Group.

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

     Exchange differences resulting from the translation of opening stockholders’ equity at current exchange rates and at the exchange rates used at the end of the previous year, as well as differences between net income expressed at average exchange rates and expressed at period end exchange rates, are reflected in the stockholders’ equity caption “Cumulative translation adjustments”.

     The exchange rates used are summarized in Note 22.

     Accounting principles

  Intangible fixed assets—Intangible assets and deferred charges expected to benefit future periods are recorded at cost, adjusted by amortization calculated on a straight-line basis over the period to be benefited. In particular, goodwill and differences on consolidation are amortized over a period of no more than 20 years, taking into account their expected period of recovery. In general, the Group periodically reviews that the carrying value of such assets is not higher than the estimated recovery value, in relation to their use or realization, as determined by reference to the most recent corporate plans according to the method indicated in the Italian Accounting Principle No. 24 “Intangible assets”. In cases in which there is a permanent impairment in the estimated recovery value that is lower than carrying value, appropriate writedowns are recorded.

     The costs of researching and developing new products and/or processes are mainly included in

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

the results of operations in the period in which such costs are incurred.

     Goodwill is recorded as an asset when acquired for consideration.

     Property, plant and equipment—Property, plant and equipment are recorded at purchase or construction cost. These values are adjusted where specific laws of the country in which the assets are located allow or require revaluation, in order to reflect, even if only partially, changes in the purchasing power of the currency. Cost also includes financing expenses incurred during the construction period for specific loans, where significant.

     Depreciation is provided on a straight-line basis at rates that reflect the estimated useful life of the related assets.

     When, at the balance sheet date, property, plant and equipment show a permanent impairment in value below their carrying value, such assets are written down to the lower value, according to the method indicated in the Italian Accounting Principle No. 16, “Tangible assets”.

     Ordinary repairs and maintenance expenses related to property, plant and equipment are charged to the statement of operations in the year in which they are incurred, while maintenance expenses which increase the value of property, plant and equipment are capitalized and depreciated over the remaining estimated useful lives of the assets.

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

     Financial fixed assets—Financial fixed assets include investments in unconsolidated subsidiaries, associated companies and other companies, financial receivables held for investment purposes and other securities.

     Investments in unconsolidated subsidiaries, in companies in which Fiat exercises joint control with other partners, as well as in associated companies (those in which Fiat exercises, directly or indirectly, a significant influence), are normally accounted for using the equity method. This method is not used in cases in which the investor no longer exercises significant influence over the investee, in which case the cost is considered to be the value of the investment taken from the prior year’s financial statements.

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

     Financial fixed assets include finance lease contracts receivable, recorded at cost. The related depreciation is calculated, according to the financial method, based on the life of the lease and the related

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

risk in managing such contracts.

     Current assets—Inventories of raw materials, semi-finished products, finished goods and contract work in progress completed within the fiscal year are valued at the lower of cost and market, cost being determined on a First In-First-Out (FIFO) basis. The valuation of inventories includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value.

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

     Current assets also include investments and securities acquired as short-term investments, which are valued at the lower of cost or market, cost being determined on a Last-In First-Out (LIFO) basis.

     Treasury stock consists of Fiat S.p.A. shares bought by Fiat; it is valued at the lower of cost or market, cost being determined on a Last-In First-Out (LIFO) basis or the exercise price of the stock options serviced by the treasury stock. A specific reserve for treasury stock is also recorded under the stockholders’ equity of the Group for the same amount .

     Reserves for risks and charges and employee severance indemnities—The reserves for risks and charges include provisions to cover losses or liabilities likely to be incurred but uncertain as to the amount or as to the date on which they will arise.

     In particular, the reserve for pensions and similar obligations includes provisions for long-term service or other bonuses (including pension funds required by some countries in which the Group operates), payable to employees and former employees under contractual agreements or by law, recorded on an actuarial basis, where applicable. In particular, where reference is made to IAS 19 “Employee Benefits” for the accounting of certain contractual features in the absence of specific Italian regulations, the Group has adopted the “corridor “ method.

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

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Payables—Payables are recorded at face value; the portion of interest included in the nominal amount is deferred until future periods in which it is earned. Accounts payable denominated in foreign currency are translated at the exchange rate in effect at year end. Resulting exchange gains and losses are included in the statement of operations.

     Taxes payable includes the tax charge for the current year recorded in the statement of operations.

     Accruals and deferrals—Accruals and deferrals are determined using the accrual method based on the income and expense to which they relate.

     Securitization of financial receivables—The Fiat Group has programs for discounting financial receivables originated by the financial services companies using securitization transactions. This discounting of financial receivables calls for the sale without recourse of a portfolio of financial receivables to a non-Group securitization vehicle. This company finances the purchase of the portfolio by issuing securities which it backs (Asset Backed Securities). The securities issued are divided into two types having different characteristics: the first is placed on the market, occasionally subdivided by various classes of ratings, and subscribed to by investors; the second, the reimbursement of which is subordinated to the first, is subscribed to by the seller. The risk for the seller is limited to the portion of the securities which it has subscribed. At the end of each accounting period, therefore, such securities are evaluated in relation to the performance of the receivables sold and may be written down on the basis of this evaluation. These securities are recorded in Financial receivables.

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

     Derivative financial instruments—Financial instruments, used to hedge exchange and interest rate fluctuations and, in general, changes in the assets and liabilities, are presented in Note 14. Derivative financial instruments are recorded at inception in the memorandum accounts at their notional contract amount.

     Beginning in 2001, the Fiat Group adopted—to the extent that it is consistent and not in contrast with general principles set forth in the Italian law governing financial statements—the international accounting standard IAS 39 “Financial Instruments: Recognition and Measurement”, applicable beginning January 1, 2001. Such principle covers the accounting treatment of all financial assets and liabilities in and off-balance sheet and, in particular, states that derivative financial instruments should be valued at fair value. Taking into account the restrictions under Italian law and the evolution of the law now underway, the Group maintains, consistently with Consob rulings, that IAS 39 is applicable only in part and only in reference to the designation of derivative financial instruments as “hedging” or “non-hedging instruments” and with respect to the symmetrical accounting of the result of the valuation of the derivative hedging instrument and the result attributable to the hedged item (“hedge accounting”). The transactions which, according to the Group’s policy for risk management, are able to meet the conditions stated by the accounting principle for hedge accounting treatment are designated as hedging transactions; the others although set up for the purpose of managing risk (inasmuch as the Group’s policy does not permit speculative transactions), have been designated as “trading”.

     Details of the accounting treatment adopted are as follows.

     For foreign exchange instruments designated as hedges, the premium or discount, representing

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

the difference between the spot exchange rate at the inception of the contract and the forward exchange rate, is recorded in the statement of operations, in Financial income and expenses, in accordance with the accrual method. Differences between the value of such instruments using the exchange rates at inception and those at year end are also included in the statement of operations to offset the exchange effects of the items being hedged. In particular, for contracts put into place to hedge the exchange risk of future transactions that are considered highly probable, the effects of the alignment with the year-end exchange rate are deferred until the year in which the underlying transactions are recorded.

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

     Revenue recognition—Revenues from sales and services are recognized on the accrual basis net of returns, discounts, allowances and rebates.

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

     Revenues also include amounts received and receivables financing leases, net of depreciation, and income from company assets on operating leases.

     Premiums collected by the insurance companies are recognized in the statement of operations on an accrual basis.

     Costs—Costs are recognized on an accrual basis.

     Research and development costs are principally charged to the statement of operations in the period in which they are incurred. Research-related revenue grants provided by the Government or the EU are credited to the statement of operations when collection becomes certain.

     Advertising and promotion expenses are charged to the statement of operations in the year incurred.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Estimated product warranty costs are charged to the statement of operations at the time the sale is recorded.

     The Costs of production include the interest and expenses in the normal course of business of the financial services companies, as well as insurance claims and other technical costs of the insurance companies.

     Financial income and expenses—Financial income and expenses are recorded on an accrual basis.

     Income and expenses resulting from derivative financial instruments, as well as relevant year-end exchange differences, are included in the statement of operations in accordance with the above mentioned policies disclosed under the memorandum accounts.

     Costs relating to the factoring of receivables and notes of any type (with recourse, without recourse, securitization) and nature (trade, financial, other) are charged to the statement of operations on an accrual basis.

     Income taxes—Income taxes currently payable are provided for in accordance with the existing legislation of the countries in which the Group operates.

     Deferred tax liabilities or deferred tax assets are determined for all of the temporary differences between the consolidated assets and liabilities and the corresponding amounts for purposes of taxation, including those deriving from the most significant consolidation adjustments. As allowed by the applicable Accounting Principles, deferred tax assets are also recorded to account for the tax benefit of tax loss carryforwards whenever the specific conditions for future recoverability are met.

     In particular, deferred tax assets have only been recorded if there is a reasonable certainty of their future recovery. Deferred tax liabilities are not recorded if it is unlikely that a future liability will arise.

     Deferred tax assets and liabilities are offset if they refer to the same company and to taxes which can be compensated. The balance from offsetting the amounts is recorded in deferred tax assets in current assets, if a deferred tax asset, and in the Deferred tax reserve, if a deferred tax liability.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(1) Intangible fixed assets

				Change in
	Net of			the scope			Disposals	Net of
	amorti-			of		Foreign	and	amortiza-
	zation		Amorti-	consolida-	Reclassifi-	exchange	Other	tion
	12/31/2003	Additions	zation	tion	cations	effects	changes	12/31/2004
				(in millions of euros)
Start-up and expansion costs	144	11	(41)	—	—	1	—	115
Research, development and advertising expenses	22	4	(9)	—	11	—	—	28
Industrial patents and intellectual property rights	406	48	(116)	3	85	(14)	(10)	402
Concessions, licenses, trademarks and similar rights	347	37	(82)	(16)	21	(10)	—	297
Goodwill	151	1	(16)	38	—	(9)	(14)	151
Intangible assets in progress and advances	246	99	—	—	(131)	—	(10)	204
Other intangible assets	157	38	(65)	(7)	14	—	(1)	136
Differences on consolidation	2,251	26	(146)	—	—	(130)	(12)	1,989

Total Intangible fixed assets	3,724	264	(475)	18	—	(162)	(47)	3,322

     Intangible fixed assets are shown net of writedowns of 662 million euros (614 million euros at December 31, 2003) of which 604 million euros (579 million euros at December 31, 2003) relates to Goodwill and Differences on consolidation. Writedowns recorded in 2004 amount to 48 million euros (55 million euros in 2003) and are included in the Disposals and Other changes column.

     Start-up and expansion costs at December 31, 2004 consist of deferred plant start-up costs and corporate formation costs of 57 million euros (60 million euros at December 31, 2003) and capital increase costs of 58 million euros (84 million euros at December 31, 2003).

     Differences on consolidation amount to 1,989 million euros at December 31, 2004, (2,251 million euros at December 31, 2003) and include the net goodwill (net of amortization and writedowns, as described below) on the acquisition of the Case Group and other CNH Group companies for 1,756 million euros, the Irisbus Group for 43 million euros, Meridian Technologies Inc. for 23 million euros, certain Components Sector companies for 39 million euros (including 20 million euros as a result of the purchase of Magneti Marelli Sistemi Elettronici in 2004), certain Production Systems Sector companies for 39 million euros and other minor companies for 26 million euros. Differences on consolidation also include goodwill deriving from the Tender Offer issued in 2000 for the shares of Magneti Marelli S.p.A. for 15 million euros, as well as goodwill from the CNH Global N.V. capital increase effected in 2000 for 48 million euros.

     As regards the amounts recorded in Goodwill and Differences on consolidation, amortization is charged over periods ranging from five to twenty years, on the basis of the expected recoverability of these amounts. At the end of each year, however, specific reviews are conducted to verify whether such amounts are recoverable by considering the existing prospects of earnings. From the analyses performed, taking into consideration the changed market conditions, the restructuring plans initiated by certain Sectors of the Group and the consequent impact on the business plans of various Sectors, permanent impairments in value were identified at December 31, 2004 that gave rise to writedowns totaling 25 million euros (38 million euros at December 31, 2003).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(2) Property, plant and equipment

				Change
	Net of			in the		Foreign	Disposals	Net of	Accumulated
	depreciation		Depre-	scope of	Reclassifi-	exchange	and Other	depreciation	depreciation
	12/31/2003	Additions	ciation	consolidation	cations	effects	changes	12/31/2003	12/31/2004
					(in millions of euros)
Land and buildings	2,736	61	(139)	16	56	29	(63)	2,696	2,010
Plant and machinery	3,393	293	(605)	28	167	4	(76)	3,204	7,810
Industrial and commercial equipment	1,504	493	(627)	14	323	16	(15)	1,708	6,828
Other assets	1,314	616	(322)	(1)	11	(11)	(375)	1,232	1,716
Construction in progress and advances	728	649	—	3	(557)	(1)	(125)	697	—

Total Property, plant and equipment	9,675	2,112	(1,693)	60	—	37	(654)	9,537	18,364

     Property, plant and equipment include revaluations required or allowed by national laws, which, net of related accumulated depreciation, amount to 197 million euros at December 31, 2004 (231 million euros at December 31, 2003).

     No interest expenses were capitalized in 2004 or in 2003.

     The change in the scope of consolidation shows a positive balance of 60 million euros as a result of the inclusion of companies in consolidation for 125 million euros and the sale of companies for 65 million euros.

     Reclassifications refer to a reduction in construction in progress and advances on purchases of property, plant and equipment existing at the end of the prior year which were reclassified at the time they were effectively acquired and put into operation.

     Disposals and Other changes, with a negative balance of 654 million euros, also includes the writedowns recorded during the year for 84 million euros (351 million euros in 2003), detailed by Sector as follows: Automobiles 75 million euros, Metallurgical Products 4 million euros, Components 1 million euros, and other minor companies 4 million euros. This item also comprises disposals relating to assets on operating leases of 303 million euros.

     Other assets include vehicles on operating leases for 828 million euros at December 31, 2004 (914 million euros at December 31, 2003), mainly relating to long-term leases.

     The depreciation rates used are determined on the basis of the estimated useful lives of the assets and are listed below:

	Depreciation rates
Land and buildings	3%	—	9%
Plant and machinery	8%	—	21%
Industrial and commercial equipment	16%	—	28%
Other assets	11%	—	25%

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(3) Financial fixed assets

     Investments

				Change
				in the scope	Acquisitions	Foreign	Disposals
	Value at	Equity in	Equity in	of	and	exchange	and Other	Value at
	12/31/2003	earnings	losses	consolidation	Capitalizations	effects	changes	12/31/2004
				(in millions of euros)
Unconsolidated subsidiaries	435	11	(31)	(13)	16	2	(184)	236
Associated companies	3,202	113	(70)	3	74	17	(9)	3,330
Other companies	257	1	(9)	(3)	7	—	(95)	158

Total Investments	3,894	125	(110)	(13)	97	19	(288)	3,724

     Equity in earnings and Equity in losses include the Group’s share of the income or the loss of companies accounted for using the equity method. With regard to the companies accounted for at cost, Equity in losses includes the loss in value recorded in the year.

     The negative Change in the scope of consolidation of 13 million euros, with reference to Investments in unconsolidated subsidiaries, is due to the line-by-line consolidation of some minor subsidiaries.

     The amounts included in “Acquisitions and Capitalizations” (97 million euros) are mainly related to the following acquisitions and capitalizations:

•	Investments in unconsolidated subsidiaries (16 million euros): capitalization of the company Fiat Auto S.A. de Ahorro para Fines Determinados (6 million euros), acquisition of the company BMI S.p.A. (4 million euros) and other minor companies (6 million euros);

•	Investments in associated companies (74 million euros): acquisitions of the companies Maire Engineering S.p.A (35 million euros) and Immobiliare Novoli S.p.A. (21 million euros); capitalization of the companies CNH Capital Europe S.A.S. (8 million euros), CNH de Mexico SA de CV (5 million euros) and other minor companies (5 million euros);

•	Investments in other companies (7 million euros): acquisition of the company Lingotto S.p.A. (3 million euros) and other minor companies (4 million euros).

Disposals and Other changes, which show a decrease of 288 million euros, refer principally to:

•	Investments in unconsolidated subsidiaries (-184 million euros): the change refers to the dividends distributed by BUC—Banca Unione Credito;

•	Investments in associated companies (-9 million euros): sale of the company Toro Targa Assicurazioni S.p.A. (-13 million euros) and other minor companies (4 million euros);

•	Investments in other companies (-95 million euros): the decrease is due to the sale of Edison S.p.A. shares for 65 million euros and the sale of the company Gas Turbine Technologies S.p.A. for 6 million euros, the liquidation of Kish Receivables Company (21 million euros) and sales of other minor companies (3 million euros).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Investments held at December 31, 2004, by type of consolidation method, are analyzed as follows:

	At December 31,
	2004	2003
	(in millions of euros)
Investments accounted for using the equity method	3,465	3,539
Investments valued on a cost basis:
Listed companies	93	158
Unlisted companies	166	197
Total investments valued at cost	259	355

Total Investments	3,724	3,894

     Investments accounted for using the equity method: the decrease (74 million euros) is due to the dividends distributed mainly by BUC—Banca Unione di Credito and is partially offset by adjustments to account for the equity in the earnings and losses of the other companies accounted for using the equity method.

     Investments valued on a cost basis: the decrease (65 million euros) in listed companies is mainly due to the sale of Edison S.p.A. shares. The reduction in unlisted companies valued at cost (-31 million euros) is the result of the liquidation of the Kish Receivables Company
(-21 million euros) and the sale of other minor companies (-10 million euros).

     The principal investments in unconsolidated subsidiaries are the following:

	At December 31,
	2004		2003
	%	Amount	%	Amount
		(in millions of euros)
Unconsolidated subsidiaries:
BUC—Banca Unione di Credito	100.0	171	100.0	340
Leasys S.p.A.	51.0	16	51.0	36
Other unconsolidated subsidiaries (minor amounts)		49		59

Total		236		435

     As allowed by law, the above companies have not been consolidated either because their operations are so dissimilar (BUC—Banca Unione di Credito) or because it would not have been possible to obtain the necessary information for their consolidation on a timely basis without disproportionate expense or because their operations are not significant. Such companies show a negative net financial position of 443 million euros (297 million euros at December 31, 2003).

     As regards the investment in Leasys S.p.A., this company is subject to joint control with the other partner, even though the Fiat Group holds 51% of capital stock; like the other principal jointly controlled companies, the investment is accounted for using the equity method.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Investments in associated companies are as follows:

	At December 31,
	2004		2003
	%	Amount	%	Amount
	(in millions of euros)
Associated companies:
Fiat-GM Powertrain B.V.	50.0	1,258	50.0	1,172
Italenergia Bis S.p.A.	24.6	514	24.6	512
Fidis Retail Italia S.p.A.	49.0	420	49.0	372
Tofas Turk Otomobil Fabrikasi A.S.	37.9	183	37.9	156
Sevel S.p.A.	50.0	120	50.0	118
Rizzoli Corriere della Sera MediaGroup S.p.A.	9.8	101	9.8	99
Kobelco Construction Machinery Co. Ltd.	20.0	99	20.0	103
Naveco Ltd.	50.0	94	50.0	102
CNH Capital Europe S.A.S.	49.9	58	49.9	45
Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme	50.0	52	50.0	49
Consolidated Diesel Company	50.0	49	50.0	54
Jangsu Nanya Auto Co. Ltd.	50.0	39	50.0	54
New Holland HFT Japan Inc.	50.0	30	50.0	32
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	30	37.5	33
CBC-Iveco Ltd.	50.0	21	50.0	40
Immobiliare Novoli S.p.A	40.0	21	—	—
IPI S.p.A.	10.0	16	10.0	16
LBX Company LLC	50.0	16	50.0	15
Transolver Finance Establecimiento Financiero de Credito S.A.	50.0	15	50.0	14
Global Value Services S.p.A.	50.0	14	50.0	36
New Holland Trakmak Tractor A.S.	37.5	13	37.5	14
Maire Engineering S.p.A.	30.0	12	—	—
Al-Ghazi Tractors Ltd.	43.2	12	43.2	12
Hua Dong Teksid Automotive Foundry Co. Ltd.	50.0	7	50.0	7
CNH de Mexico SA de CV	50.0	7	50.0	6
Toro Targa Assicurazioni S.p.A.	—	—	49.0	13
Other associated companies (minor amounts)		129		128

Total		3,330		3,202

     The above list also comprises certain companies under joint control, the most important of which are Fiat-GM Powertrain B.V., Sevel S.p.A., Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme and Naveco Ltd. Such companies carry a negative net financial position of 1,203 million euros (negative of 1,093 million euros at December 31, 2003).

     Fiat-GM Powertrain B.V.

     Fiat-GM Powertrain B.V. is an industrial joint venture for the manufacture of engines and gears for cars that was set up in the second half of 2001 between Fiat and General Motors Corporation (General Motors) under the well-known strategic alliance. The key figures taken from the financial statements of Fiat-GM Powertrain, drawn up in accordance with the accounting principles of the Group for the valuation of the investment using the equity method at December 31, 2004 and 2003 are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	At December 31,	At December 31,
	2004	2003
	(in millions of euros)
Balance sheet data
Fixed assets	3,149	3,250
Total assets	6,581	6,611
Net debt	(1,273)	(1,238)
Stockholders’ equity	2,516	2,344

	2004	2003
	(in millions of euros)
Statement of operations data
Net sales	6,530	6,598
Operating income	255	296
Net financial expenses	31	38
Net income	139	180

     In view of the strictly industrial nature of the joint venture and in order to achieve a reading of its industrial performance that is consistent with the past, commencing in 2001 and during the period in which the industrial convergence is being implemented (estimated in approximately three years), the Group’s share of the results of the company has been included in the consolidated statement of operations as a split between the operating/industrial component and the other non-operating components. In particular, the Group’s share of the operating result of the company (127 million euros in 2004, 147 million euros in 2003, 143 million euros in 2002 and 47 in the second half of 2001), determined by the transfer pricing policy adopted, is included in the consolidated statement of operations as an adjustment to the cost of the products purchased from the joint venture, whereas the share of the result in the other non-operating components is allocated to the respective principal captions, without effect on the total net result recorded by the Group.

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

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     ▪ By virtue of an option acquired in respect of EDF (the so-called EDF Put), Fiat may elect, between March and April 2005, to sell the shares it still holds in Italenergia Bis (223,151,568 shares, equal to 24.6%,) to EDF, at a price corresponding to the value of the investment, as estimated on the basis of the valuations performed by three experts appointed for that purpose. That price, less a premium of 127 million euros, payable only in the event the option is exercised, may not be less than a minimum (floor) of 1,147 million euros, or 5.141698 euros per share.

     ▪ In connection with the EDF Put, the Banks (in addition to the put agreements negotiated independently with EDF for their respective initial holdings in Italenergia Bis) obtained a so-called “tag along/drag along” agreement from Fiat, and Fiat arranged a symmetrical Put/Call contract with EDF (conditional upon the prior exercise of the EDF Put by Fiat) that gives rise to two scenarios:

     a) Fiat independently exercises the EDF Put on its own 24.6% holding and in this case:

▪	The Banks exercise the “tag along” under which the Banks ask Fiat to exercise for each of them the put clause of the put/call agreed with EDF at the same price conditions as the EDF Put (valuation at fair market value, minimum floor of 5.141698 euros per share).

▪	The corresponding “drag along” allows Fiat to reacquire the Banks’ shares in any case and to surrender them to EDF which in turn has, by means of the call clauses in the Put/Call, the right to ask Fiat to acquire and surrender the shares. In substance, by means of the call, EDF may (providing that Fiat exercised the EDF Put, which is a condition for the Put/Call) acquire the entire original Fiat investment.

     b) Fiat does not independently exercise the EDF Put on its own 24.6% holding and in this case:

▪	The individual Banks, separately, have the right to request Fiat to exercise its Put on EDF which allows the Banks to exercise the “tag along”, as described above, and to realize a gain.

▪	Fiat may elect not to exercise the EDF Put, as instead requested, and the Banks have the right to ask that Fiat purchase from the same Banks their respective 4.66% holdings at the lower of the price determined pursuant to the EDF Put, in accordance with the same criteria and procedures agreed with EDF, and 6.5 euros per share.

▪	Fiat does not have a call right on the Banks’ holdings which were sold to the Banks definitively.

     In conclusion, the 14% holding in Italenergia Bis sold by Fiat is subject to Put options exercisable in 2005 by each of the Banks. Nevertheless, the effects of the sale were considered final and the resulting gain realized in 2002, in that Fiat had contemporaneously stipulated a put option with EDF that will give it the right, in the event that the Banks ask to purchase said shares, to sell them to EDF at the same price conditions as the EDF Put.

     In order to complete disclosure, it should be pointed out that in December 2004, Fiat received a letter in which EDF advised that it intends to invoke the arbitration rights available under the Put Option Agreement signed in September 2002 with Fiat. EDF claims that certain recent changes to Italian legislation have raised uncertainty regarding the nature and extent of the rights and interests that it would acquire under the Put Option Agreement. Fiat has reviewed its legal position on the issues raised by EDF and it believes that its rights under the Put Option Agreement are unaffected by the position communicated by EDF. At the end of December 2004, EDF asked the organization which administers

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

arbitration proceedings—the London Court of International Arbitration—to commence arbitration for the above reasons. Fiat has presented its defense case before the Court. It is probable that the arbitration will end by the end of the year.

     Again in December, EDF initiated arbitration proceedings against Fiat with regard to the Put on the 14% holding sold to the three Banks in 2002 and functionally at the service of the tag-along/drag-along right granted to the same Banks in the event of exercising the EDF Put relative to the 24.6% holding. In this request, too, EDF claims that certain recent changes to Italian legislation have raised uncertainty regarding the nature and extent of the rights and interests that it would acquire under the put option. Also in this case, Fiat has reviewed its legal position on the issues raised by EDF and it believes that its rights under the put option are well-founded. The arbitration is under the administration of the International Chamber of Commerce and in its initial stages.

     On March 21, 2005, Fiat exercised the EDF Put relating to 24.6% of the shares as well as the Put on the 14% holding sold to the three banks in 2002.

     Fidis Retail Italia (FRI)

     With reference to the associated company Fidis Retail Italia S.p.A. (“FRI”), this company was set up to take over the European activities of the Automobile Sector in the area of consumer financing for retail automobile purchases. To this end, those activities, performed by various companies operating in different countries in Europe, were gradually sold to FRI, after obtaining the necessary authorizations from the local regulatory agencies. As envisaged by the Framework Agreement signed on May 27, 2002 by Fiat and the “Money Lending Banks” (Capitalia, Banca Intesa, SanPaolo IMI and later Unicredito Italiano), on May 27, 2003, the Fiat Group sold 51% of FRI’s shares and, as a result, the relative control, to Synesis Finanziaria S.p.A., an Italian company held equally by the four Banks, at the price of 370 million euros. This transaction led to a loss of 15 million euros that had already been set aside in a specific reserve for risks in the consolidated financial statements at December 31, 2002, based upon the binding agreements signed by the parties at that time. The sale contract calls for Put and Call options that can be summarized as follows:

     ▪ Call Option by Fiat Auto to purchase 51% of Fidis Retail Italia, held by Synesis Finanziaria, exercisable quarterly up to January 31, 2008 (initially up to January 31, 2006, before the extension agreed on February 4, 2005) at a price increased prorata temporis over the sales price plus additional payments less any distributions.

     ▪ Synesis Finanziaria’s right to require Fiat Auto to exercise the above purchase option on 51% of Fidis Retail Italia in the event of which, by January 31, 2008 (January 31, 2006, before the above mentioned extension) there is a change in control of Fiat or Fiat Auto (also through the sale of a substantial part of the companies owned by Fiat Auto or one of its brands Fiat, Alfa and Lancia) as set forth in the relative stockholders agreement between Fiat Auto, Synesis Finanziaria and the four money lending banks.

     ▪ So-called “tag along” option on behalf of Synesis Finanziaria if the same events referred to in the preceding point occur after January 31, 2008 (originally January 31, 2006).

     ▪ So-called “drag along” option on behalf of Fiat Auto in the event of the sale of the investment after January 31, 2008 (January 31, 2006, before the above mentioned extension).

     As a result of the transaction, FRI was deconsolidated and has repaid all the loans it previously

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

obtained from the centralized treasury department of the Group.

     Investments in other companies

     Investments in other companies are as follows:

	At December 31,	At December 31,
	2004	2003
	(in millions of euros)
Other companies:
Other listed companies	93	158
Other unlisted companies	65	99
Stockholders’ equity	158	257

     Other listed companies principally comprise shares of Mediobanca S.p.A. for 93 million euros (93 million euros on December 31, 2003). During 2004 Edison S.p.A. shares have been sold that had a carrying value of 65 million euros at December 31, 2003.

     Had the portfolio of the major listed stocks at December 31, 2004 been valued at fair value based on market prices, it would have been approximately 75 million euros higher than the carrying value in the financial statements (approximately 59 million euros higher than the carrying value at December 31, 2003).

     No fair values have been determined for the Other unlisted companies as this type of calculation would require a significant effort which would outweigh the benefits of obtaining such information.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Receivables

	At December 31,
	2004				2003
			Of which				Of which
	Due	Due	due		Due	Due	due
	within	beyond	beyond		within	beyond	beyond
	one year	one year	5 years	Total	one year	one year	5 years	Total
	(in millions of euros)
Receivables from others	18	1	—	19	4	25	2	29

Total Receivables	18	1	—	19	4	25	2	29

     Financial receivables held as fixed assets are shown net of the allowances for doubtful accounts of 3 million euros (5 million euros at December 31, 2003), with a provision of 3 million euros during the year 2004.

     Financial receivables recorded in the financial statements at December 31, 2004 and 2003 approximate their fair values which have been calculated using the present value method, based on a discount rate which reflects market conditions, the duration and the risk of insolvency.

     Other securities

	At December 31,
	2004	2003	Change
	(in millions of euros)
Other securities	55	56	(1)

     Other securities are shown in the financial statements net of the allowance for writedowns of 24 million euros (32 million euros at December 31, 2003). The writedown refers to the adjustment of the securities to estimated realizable value.

     At December 31, 2004, the carrying values are substantially in line with fair value.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Finance lease contracts receivable

Accumulated
amortization
				Foreign	Change in	Disposal		and
	Net amount		Financial	exchange	the scope of	and Other	Net amount	writedowns
	12/31/2003	Additions	amortization	effects	consolidation	changes	12/31/2004	12/31/2004
(in millions of euros)
Finance lease contracts receivable	1,797	793	(557)	(5)	4	(305)	1,727	1,192

     Finance lease contracts receivable refer to vehicles assigned by Fiat Auto, Iveco and CNH under finance leases.

     Finance lease contracts receivable do not include vehicles on operating leases, which are included under Property, plant and equipment.

     Current assets

(4) Inventories

	At December 31,
	2004			2003
	Gross	Allowance	Net	Gross	Allowance	Net
	(in millions of euros)
Raw materials and supplies	1,343	(188)	1,155	1,306	(207)	1,099
Work in progress and semifinished products	815	(26)	789	966	(22)	944
Contract work in progress	2,886	—	2,886	4,077	—	4,077
Finished goods and merchandise	4,080	(369)	3,711	4,482	(430)	4,052
Advances to suppliers	7,076	—	7,076	5,188	—	5,188

Total Inventories	16,200	(583)	15,617	16,019	(659)	15,360

Advance payments on contract work in progress (*)	(9,645)	—	(9,645)	(8,876)	—	(8,876)

Net inventories	6,555	(583)	5,972	7,143	(659)	6,484

(*)	For the sake of clarity, certain items involving customer advances on contract work recorded previously under “Other Payables” (Note 12), were included in the item Advance payments on contract work in progress at December 31, 2004. Consistently with this change, the value of Advance payments on contract work in progress at December 31, 2003 was adjusted by 428 million euros .

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Movements in the inventory allowance accounts during the year were as follows:

			Foreign	Change in
	At	Use and	exchange	the scope of	At
	12/31/2003	Accruals	effects	consolidation	12/31/2004
(in millions of euros)
Allowance for inventory writedowns	659	(78)	(2)	4	583

     Inventories of 15,617 million euros at December 31, 2004 (15,360 million euros at December 31, 2003) increased by 257 million euros compared to the prior year. Advance payments received from customers on contract work in progress (mainly connected with work to complete the T.A.V. high speed train project) amount to 9,645 million euros (8,876 million euros at December 31, 2003) and are recorded in Payables (Note 12). Inventories, net of such advance payments received from customers, amount to 5,972 million euros (6,484 million euros at December 31, 2003). Advances to suppliers principally relate to the amounts paid by Fiat S.p.A. to the consortiums involved in the T.A.V. project. Contract work in progress decreased mainly as a result of the Change in the scope of consolidation.

(5) Receivables

     An analysis of receivables by due date is as follows:

	At December 31,
	2004				2003
							Of which
	Due	Due	Of which		Due	Due	due
	within	beyond	due beyond		within	beyond	beyond
	one year	one year	5 years	Total	one year	one year	5 years	Total
	(in millions of euros)
Trade receivables	3,899	29	11	3,928	3,733	25	3	3,758
Receivables from unconsolidated subsidiaries	49	3	—	52	73	3	—	76
Receivables from associated companies	855	9	—	864	764	—	—	764
Tax receivables	1,114	123	41	1,237	1,413	137	—	1,550
Deferred tax assets	748	1,413	—	2,161	536	1,343	—	1,879
Other receivables from:
employees	36	2	—	38	33	2	—	35
social security agencies	25	—	—	25	14	—	—	14
Others	1,514	140	8	1,654	1,272	165	9	1,437

Total Other receivables	1,575	142	8	1,717	1,319	167	9	1,486

Total Receivables	8,240	1,719	60	9,959	7,838	1,675	12	9,513

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     An analysis of receivables by type is as follows:

	At December 31,
	2004			2003
	Trade	Other	Total	Trade	Other	Total
	(in millions of euros)
Trade receivables	3,928	—	3,928	3,758	—	3,758
Receivables from unconsolidated subsidiaries	36	16	52	53	23	76
Receivables from associated companies	813	51	864	742	22	764
Tax receivables	—	1,237	1,237	—	1,550	1,550
Deferred tax assets	—	2,161	2,161	—	1,879	1,879
Other receivables from:
Employees	—	38	38	—	35	35
social security agencies	—	25	25	—	14	14
other	—	1,654	1,654	—	1,437	1,437
Total Other receivables	—	1,717	1,717	—	1,486	1,486

Total Receivables	4,777	5,182	9,959	4,553	4,960	9,513

     Trade receivables amount to 4,777 million euros, an increase of 224 million euros compared to 4,553 million euros at the end of 2003. The increase is mainly attributable to Iveco and Ferrari-Maserati, which raised their levels of business in 2004, producing a growth in revenues of 10% and 20%, respectively.

     Trade receivables are shown net of allowances for doubtful accounts of 474 million euros at December 31, 2004 (476 million euros at December 31, 2003). Movements in the allowance accounts during the year are as follows:

			Use and	Change in the
	At		other	scope of	At
	12/31/2003	Accruals	changes	consolidation	12/31/2004
(in millions of euros)
Allowances for doubtful accounts	476	110	(106)	(6)	474

     Receivables from tax authorities principally refer to VAT and income taxes receivable from the Italian tax authorities and include the tax credit relating to the advance payments of income tax on employee severance indemnities paid by Italian companies. The portion of interest accrued on that receivable relating to the current year is recorded in Financial income and expenses.

     “Other receivables from others” include deferred tax assets of 2,161 million euros (1,879 million euros at December 31, 2003), accounted for in accordance with the accounting principles and policies described above. Additional information on these assets is provided in Note 10—Reserves for risks and charges, under Deferred income tax reserve.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(6) Financial assets not held as fixed assets

     Investments

     Investments in other companies amount to 33 million euros at December 31, 2004 (32 million euros at December 31, 2003) and consist of investments held by insurance companies.

     Other securities

	At December 31,
	2004	2003	Change
	(in millions of euros)
Italian government securities	95	55	40
Other securities	2,089	3,790	(1,701)

Total Other securities	2,184	3,845	(1,661)

     Italian government securities also include securities issued by other public entities and guaranteed by the Italian government.

     At December 31, 2004, Other securities include short-term bonds and commercial paper for 703 million euros (1,480 million euros at December 31, 2003) and highly rated liquidity funds of leading international banks for 1,481 million euros (2,365 million euros at December 31, 2003) in which mainly the treasury management companies of the Group had made temporary and highly liquid investments of available cash resources. Additional liquidity in the form of bank accounts and cash is included in Cash for 3,164 million euros (3,211 million euros at December 31, 2003—Note 7).

     The securities portfolio of 2,184 million euros at December 31, 2004 (3,845 million euros at December 31, 2003) approximates fair value.

     Treasury stock

	At December 31,
	2004		2003
	Number		Number
	of shares	Cost	of shares	Cost
	(thousands)	(in millions of	(thousands)	(in millions of
		euros)		euros)
Fiat S.p.A. shares held by Fiat S.p.A. and subsidiaries:
Ordinary	4,384	26	4,969	32
Total Treasury stock	4,384	26	4,969	32

     Treasury stock consists of 4,384,019 Fiat ordinary shares held by Fiat S.p.A. and amounts to 26 million euros, net of writedowns recorded during the year totaling 2 million euros. Such stock is held to cover the commitments for the Stock Options granted to directors and employees. In particular, 2,667,615 shares are for coverage of the Stock Options accruing to Mr. Morchio and exercisable up to May 30, 2005

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

at the price of 5.623 euros and 670,000 shares are for the partial coverage of the Stock Options granted to Mr. Marchionne, as described in greater detail in Note 14, in the paragraph commenting on commitments for derivative financial instruments.

     Financial receivables

	At December 31,
	2004				2003
			Of which				Of which
		Due	due		Due	Due	due
	Due within	beyond	beyond 5		within	beyond one	beyond 5
	one year	one year	years	Total	one year	year	years	Total
	(in millions of euros)
Receivables from unconsolidated subsidiaries	565	—	—	565	475	46	—	521
Receivables from associated companies	225	181	—	406	413	231	—	644
Receivables from others	3,806	2,374	414	6,180	6,488	3,097	422	9,585

Total Financial receivables	4,596	2,555	414	7,151	7,376	3,374	422	10,750

     Financial receivables amounting to 7,151 million euros at December 31, 2004 (10,750 million euros at December 31, 2003), net of allowances for doubtful accounts of 440 million euros (316 million euros at December 31, 2003), decreased by 3,599 million euros compared to the end of the prior year. This reduction reflects lower loans made to dealer networks in the Automobile Sector, as well as the decline in the loans made to suppliers. Also contributing to the decrease in financial receivable are the sale of the financial activities of the Automobile Sector in the United Kingdom (deconsolidation of financial receivables for about 690 million euros) and the collection of receivables and deposits held at December 31, 2003 by industrial companies and treasury management companies of the Group.

     Movements in the allowances for doubtful financial accounts receivable during the year are as follows::

			Use and	Change in
	At		other	the scope of	At
	12/31/2003	Accruals	changes	consolidation	12/31/2004
(in millions of euros)
Allowance for doubtful accounts	316	239	(96)	(19)	440

     The fair value of Financial receivables would be approximately 7,143 million euros at December 31, 2004 (10,800 million euros at December 31, 2003). The fair value of financial receivables was determined in accordance with the method indicated in Note 3—Financial fixed assets—Receivables.

     Receivables from associated companies of 406 million euros at December 31, 2004 (644 million euros at December 31, 2003) decreased by 238 million euros mainly due to loan repayments.

     Financial receivables from others amount to 6,180 million euros at December 31, 2004 (9,585 million euros at December 31, 2003), of which 5,302 million euros (7,914 million euros at December 31, 2003) consist of financing granted to retail customers as well as dealer networks and suppliers. Financial receivables from others also include the net value of subordinated securities of 319 million euros (214 million euros at December 31, 2003) subscribed as part of the securitization of financial receivables.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(7) Cash

	At December 31,
	2004	2003
	(in millions of euros)
Bank and post office accounts	3,151	3,195
Checks	3	9
Cash on hand	10	7

Total Cash	3,164	3,211

     Cash recorded in the financial statements at December 31, 2004 and 2003 is in line with the fair value at the same dates.

(8) Accrued income and prepaid expenses

	At December 31,
	2004	2003
	(in millions of euros)
Accrued income and prepaid expenses
Commercial accrued income
Accrued interest and commissions	2	5
Other	17	14

Total Commercial accrued income	19	19

Commercial prepaid expenses:
Interest	8	39
Other	371	349

Total Commercial prepaid expenses	379	388
Financial accrued income	234	301
Financial prepaid expenses	93	85

Total Accrued income and prepaid expenses	725	793

     Financial accrued income mainly includes day-to-day interest earned on securities and derivative financial instruments.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(9) Stockholders’ equity

     Capital stock

     Capital stock, fully paid-in, amounts to 4,918 million euros at December 31, 2004 and consists of 983,622,708 shares as follows:

▪	800,417,598 ordinary shares;

▪	103,292,310 preference shares;

▪	79,912,800 savings shares;

     all with a par value of 5 euros each.

     With reference to Capital stock, it should be mentioned that:

▪	Pursuant to resolutions by the Board of Directors on December 10, 2001 and June 26, 2003, the capital may be further increased through rights offerings for a maximum of 82 million euros, and thus reach a total of 5 billion euros, with the issuance of a maximum of 16,377,292 ordinary shares at a par value of 5 euros each on February 1, 2007, following exercise of the residual “FIAT ordinary share warrants 2007” issued as part of the capital increase of February 2002 and still outstanding. It should be recalled that Fiat reserved the right to pay the warrant holders in cash, starting on January 2, 2007, in lieu of the shares to be issued (shares in exchange for warrants), for the difference between the arithmetic average of the official market price of Fiat ordinary shares in December 2006 and the warrant exercise price, unless this difference exceeds the maximum amount set and previously communicated by Fiat, in which case the holder of the warrants may opt to subscribe to the shares in exchange for the warrants.

▪	Pursuant to the resolution by the Extraordinary Stockholders’ Meeting on September 12, 2002, the Board of Directors has the right to increase the capital one or more times by September 11, 2007, up to a maximum of 8 billion euros, of which 3 billion euros are to be reserved, pursuant to paragraph 7 of Article 2441 of the Italian Civil Code, to the banks that underwrote the “Mandatory Convertible Facility” described in Note 12 if the facility is not reimbursed earlier than the contractual deadline of September 2005. In fact, in this case, any residual debt for the principal will be reimbursed in the form of ordinary shares of Fiat S.p.A. subscribed by the banks, with the obligation that they be offered as an option to all Fiat stockholders.

▪	The resolutions for the capital increases servicing the stock option plans (28 million euros) have been revoked, as the Board of Directors decided on June 26, 2003 to use ordinary treasury stock to be purchased for this purpose.

     Additional paid-in capital

     Additional paid-in capital, which amounted to 279 million euros at December 31, 2003, has been totally offset in 2004 following its utilization to cover the loss for fiscal 2003 as resolved by the Stockholders’ Meeting held May 11, 2004.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Legal reserve

     The legal reserve amounts to 447 million euros at December 31, 2004 with a reduction of 212 million euros in respect of December 31, 2003 following its utilization to cover the loss for fiscal 2003.

     Cumulative translation adjustments

     Cumulative translation adjustments show a negative change of 106 million euros compared to December 31, 2003 mainly due to the effect of the weakness of the U.S. dollar against the euro.

     Retained earnings and Other reserves

     Retained earnings and Other reserves include, in addition to the undistributed earnings of the consolidated companies, also monetary revaluation reserves and other reserves in suspension of taxes.

     Reconciliation to stockholders’ equity and Net loss of the parent company, Fiat S.p.A.

	Stockholders’		Stockholders’
	equity at	Net result	equity at	Net result
	12/31/2004	2004	12/31/2003	2003
	(in millions of euros)
Statutory financial statements of Fiat S.p.A.	4,466	(949)	5,415	(2,359)
Elimination of carrying value of consolidated investments and the related dividend income recorded in the statutory financial statements of Fiat S.p.A.	(5,122)	(676)	(7,143)	(254)
Elimination of writedowns against consolidated investments recorded by Fiat S.p.A.	—	1,639	—	2,371
Equity and results of operations of consolidated companies	5,831	(1,913)	8,598	(1,634)
Consolidation adjustments:
Eliminations of intra-Group dividends	—	(386)	—	(92)
Elimination of intra-Group profit and losses from sales of investments	—	698	—	25
Elimination of intra-Group profit and losses in inventories, investments, property, plant and equipment and other adjustments	(76)	1	(77)	43

Consolidated financial statements	5,099	(1,586)	6,793	(1,900)

     Minority interest

     The minority interest in stockholders’ equity of 658 million euros (701 million euros at December 31, 2003) refers mainly to the following companies consolidated on a line-by-line basis:

	At December 31,
	2004	2003
	(% held by minority	(% held by minority
	stockholders)	stockholders)
Italian companies:
Ferrari S.p.A.	44.0	44.0
Teksid S.p.A.	19.5	19.5
Foreign companies:
Fiat Auto Holdings B.V.	10.0	10.0
CNH Global N.V.	15.5	14.9

     The minority interest percentage ownership in Fiat Auto Holdings B.V. includes the effects of the recapitalization of 5 billion euros resolved by the Stockholders’ Meeting of Fiat Auto Holdings B.V. held

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

April 23, 2003 and subscribed to by Fiat Partecipazioni S.p.A. (the direct parent company of Fiat Auto Holdings B.V.) for 3 billion euros, whereas General Motors did not subscribe to its share of the capital increase, as described in Note 14.

     It should be pointed out that in accordance with the accounting policies described previously, the losses pertaining to General Motors, the minority stockholder in Fiat Auto Holding B.V. (Automobile Sector), were allocated to General Motors up to the value of its share of capital stock, and the excess, or deficit, that arose starting from the third quarter of 2002, was charged to the Group (202 million euros in 2004, 204 million euros in 2003 and 296 million euros in 2002).

(10) Reserves for risks and charges

	At December 31,
	2004	2003	Change
	(in millions of euros)
Reserve for pensions and similar obligations	1,432	1,503	(71)
Income tax reserves:
Current income tax reserve	77	98	(21)
Deferred income tax reserve	197	211	(14)

Total Income tax reserves	274	309	(35)
Other reserves:
Warranty reserve	901	791	110
Restructuring reserves	408	471	(63)
Various liabilities and risk reserves	2,276	2,216	60

Total Other reserves	3,585	3,478	107
Insurance policy liabilities and accruals	91	89	2

Total Reserves for risks and charges	5,382	5,379	3

     Reserve for pensions and similar obligations

     The reserve includes provisions for pensions and similar obligations determined on an actuarial basis, where applicable, and payable to employees and former employees according to contractual agreements or by law, where applicable.

     Income tax reserves

     The Deferred income tax reserve at December 31, 2004 includes deferred tax liabilities, net of deferred tax assets, which have been offset, where possible by the individual companies. The Deferred income tax reserve, net of Deferred tax assets recorded under Receivables (Note 5), is composed as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	At December 31,
	2004	2003	Change
	(in millions of euros)
Deferred income tax reserve	197	211	(14)
Deferred tax assets	(2,161)	(1,879)	(282)

Total	(1,964)	(1,668)	(296)

     The net change of 296 million euros compared to December 31, 2003 is mainly due to the recognition of deferred tax assets (written down in previous years as the conditions for recording them were not met), the recoverability of which became highly probable in view of the change in the prospects of future earnings. In particular, due to the settlement payment made to Fiat by General Motors in February 2005, deferred tax assets of 277 million euros relating to the benefit of tax loss carryforwards and temporary differences relating to Fiat S.p.A. became reasonably certain of recovery.

     The Deferred income tax reserve, net of Deferred tax assets recorded under Other receivables from others, can be analyzed as follows::

	At December 31,
	2004	2003
	(in millions of euros)
Deferred tax liabilities for:
Accelerated depreciation	402	492
Deferred tax on gains	171	493
Capital investment grants	17	18
Other	694	684

Total Deferred tax liabilities	1,284	1,687
Deferred tax assets for:
Taxed reserves for risks and charges	(1,076)	(1,021)
Inventories	(126)	(126)
Taxed allowances for doubtful accounts	(137)	(86)
Pension funds	(338)	(289)
Adjustments to financial assets	(1,717)	(2,056)
Other	(812)	(680)

Total Deferred tax assets	(4,206)	(4,258)
Theoretical tax benefit arising from tax loss carryforwards	(4,591)	(4,313)
Adjustments for assets whose recoverability is not reasonably certain	5,549	5,216

Total Deferred income tax reserve, net of Deferred tax assets	(1,964)	(1,668)

     As disclosed in the accounting policies, in recording Deferred tax assets, each company in the Group critically evaluated whether the conditions existed for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits deriving from positive temporary differences (4,206 million euros at December 31, 2004 and 4,258 million euros at December 31, 2003) and tax loss carryforwards (4,591 million euros at December 31, 2004 and 4,313 million euros at December 31, 2003) have prudently been reduced by a total of 5,549 million euros at December 31, 2004 and 5,216 million euros at December 31, 2003.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     In particular, the Deferred income tax reserve net of Deferred tax assets includes 1,208 million euros (1,259 million euros at December 31, 2003) of tax benefits connected to tax loss carryforwards. A further tax benefit arising from tax loss carryforwards of 3,383 million euros (3,054 million euros at December 31, 2003) has not been recognized in the financial statements.

     Deferred taxes have not been provided on the undistributed earnings of subsidiaries since no transactions are expected to be entered into that would lead to their taxation.

     Deferred taxes of 59 million euros (72 million euros at December 31, 2003) have not been provided on temporary differences relating to reserves and provisions in suspension of taxes, since they are not expected to be used in a manner which would lead to taxation.

     Other reserves

     Restructuring reserves amount to 408 million euros at December 31, 2004 (471 million euros at December 31, 2003) and are related to the corporate restructuring programs of the following Sectors (in millions of euros): Automobile 216 (160 at December 31, 2003), Agricultural and Construction Equipment 36 (83 at December 31, 2003), Commercial Vehicles 56 (75 at December 31, 2003), Metallurgical Products 8 (24 at December 31, 2003), Components 59 (64 at December 31, 2003), Production Systems 17 (54 at December 31, 2003), Services 6 (8 at December 31, 2003), Other Sectors 10 (3 at December 31, 2003).

     The Various liabilities and risk reserves amount to 2,276 million euros at December 31, 2004 (2,216 million euros at December 31, 2003) and represent the amounts provided by individual companies of the Group principally in connection with contractual and commercial risks and disputes. The increase of 60 million euros compared to December 31, 2003 is the result of a combination of ordinary provisions of 751 million euros, extraordinary provisions of 259 million euros, decreases for the effect of foreign exchange differences of 15 million euros, decreases for utilizations of 1,370 million euros and decreases for reversals and other for 435 million euros.

(11) Reserve for employee severance indemnities

			Use and Other
	At 12/31/2003	Accruals	changes	At 12/31/2004
	(in millions of euros)
Reserve for employee severance indemnities	1,313	187	(214)	1,286

     The total reserve for employee severance indemnities amounts to 1,286 million euros at December 31, 2004 (1,313 million euros at December 31, 2003) and includes the severance indemnities accrued at year-end in favor of the employees of the companies in accordance with legal requirements.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(12) Payables

     Payables may be analyzed by due date as follows:

	At December 31,
	2004				2003
			Of which				Of which
	Due within	Due beyond	due beyond		Due within	Due beyond	due beyond
	one year	one year	5 years	Total	one year	one year	5 years	Total
	(in millions of euros)
Bonds	1,868	6,944	3,928	8,812	1,034	8,576	3,804	9,610
Convertible bonds	—	13	—	13	1,765	—	—	1,765
Borrowings from banks	6,949	1,815	74	8,764	2,697	6,687	115	9,384
Other financial payables	704	161	32	865	809	155	34	964
Advances (*)	2,556	7,361	—	9,917	2,877	6,272	—	9,149
Trade payables	10,949	43	—	10,992	11,733	36	—	11,769
Notes payable	207	—	—	207	224	1	—	225
Payables to unconsolidated subsidiaries	49	—	—	49	68	—	—	68
Payables to associated companies	997	—	—	997	842	—	—	842
Taxes payable	714	29	10	743	833	28	2	861
Social security payable	308	2	—	310	283	4	—	287
Other payables	1,202	37	11	1,239	1,288	28	—	1,316

Total Payables	26,503	16,405	4,055	42,908	24,453	21,787	3,955	46,240

(*)	of which Advance payments on contract work in progress totals 9,645 million euros at December 31, 2004 (8,876 million euros at December 31, 2003)

     Payables may be analyzed by type as follows:

	At December 31,
	2004				2003
	Trade	Financial	Other	Total	Trade	Financial	Other	Total
	(in millions of euros)
Bonds	—	8,812	—	8,812	—	9,610	—	9,610
Convertible bonds	—	13	—	13	—	1,765	—	1,765
Borrowings from banks	—	8,764	—	8,764	—	9,384	—	9,384
Other financial payables	—	865	—	865	—	964	—	964
Advances	—	—	9,917	9,917	—	—	9,149	9,149
Trade payables	10,992	—	—	10,992	11,769	—	—	11,769
Notes payable	7	200	—	207	9	216	—	225
Payables to unconsolidated subsidiaries	17	31	1	49	21	47	—	68
Payables to associated companies	939	58	—	997	789	48	5	842
Taxes payable	—	—	743	743	—	—	861	861
Social security payable	—	—	310	310	—	—	287	287
Other payables	—	—	1,239	1,239	—	—	1,316	1,316

Total Payables	11,955	18,743	12,210	42,908	12,588	22,034	11,618	46,240

     Payables decreased by 3,332 million euros compared to December 31, 2003 due to the following:

     • Trade payables total 11,955 million euros, with a decrease of 633 million euros compared to 12,588 million euros at the end of 2003. The reduction is principally attributable to Fiat Auto, which, during the last quarter of 2003, as a result of the launch of new car models, had increased production levels that during 2004 returned to normal levels .

     • Financial payables decreased by 3,291 million euros mainly due to the repayment of bonds, including the bond of approximately 1 billion euros issued by Fiat Finance and Trade, repaid at the end of

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

March 2004, and the bond convertible into General Motors common stock for 2.2 billion U.S. dollars, equivalent to approximately 1.8 billion euros.

     • Other payables increased by 592 million euros primarily due to the effect of the advances received from customers (mainly connected with work to complete the T.A.V. project—see Note 4).

     Financial payables total 18,743 million euros at December 31, 2004 (22,034 million euros at December 31, 2003). Financial payables due within one year amount to 9,810 million euros at December 31, 2004 (6,616 million euros at December 31,2003) and their carrying values approximate fair value as a consequence of the short-term maturity. These payables include the loan of approximately 1,150 million euros guaranteed by the EDF put option and the Mandatory Convertible Facility of 3 billion euros, described later.

     The portion of medium and long-term Financial payables due beyond one year amounts to 8,933 million euros at December 31, 2004 (15,418 million euros at December 31, 2003). The scheduled maturities are:

	2006	2007	2008	2009	Thereafter	Total
	(in millions of euros)
Medium and long-term debt due beyond one year	3,311	692	369	527	4,034	8,933

     The fair value of medium and long-term Financial payables due beyond one year would be 125 million euros higher than the carrying value at December 31, 2004 (at December 31, 2003, fair value would have been 397 million euros lower than the carrying value). The fair values of such financial payables take into account the current market cost of funding with similar maturities, and, for bonds, their market prices.

     The interest rates and the nominal currencies of medium and long-term financial payables, including the current portion of 7,253 million euros at December 31, 2004 (2,757 million euros at December 31, 2003) are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

		from 5% to	from 7.5%	from 10%	Greater
	less than 5%	7.5%	to 10%	to 12.5%	than 12.5%	Total
	(in millions of euros)
Euro and euro-zone currencies	6,079	6,720	61	2	—	12,862
U.S. dollar	159	807	785	—	—	1,751
Japanese yen	295	—	—	—	—	295
Brazilian real	22	7	783	19	118	949
British pound	—	171	—	—	—	171
Canadian dollar	134	—	—	—	—	134
Other	3	19	2	—	—	24

Total 2004 medium and long-term debt	6,692	7,724	1,631	21	118	16,186

Total 2003 medium and long-term debt	8,918	8,083	968	6	200	18,175

     Financial payables with nominal rates in excess of 12.5% relate principally to companies operating in Brazil.

     Medium and long-term financial payables include the loan of approximately 1,150 million euros secured from Citigroup and a small group of banks that is guaranteed by the EDF put option (refer to the EDF Put described in Note 3) held by the Fiat Group on its remaining investment (24.6%) in Italenergia Bis and the shares in the same Italenergia Bis pledged by Fiat. The loan is due in September 2005.

     Financial payables secured by mortgages and other liens on property, plant and equipment amount to 1,272 million euros at December 31, 2004 (1,234 million euros at December 31, 2003).

     At December 31, 2004, the Group has an unused “committed” line of credit available mainly denominated in U.S. dollars for an equivalent amount of more than 1,700 million euros (approximately 2,000 million euros at December 31, 2003). The decrease can principally be ascribed to the effects of the translation of the credit lines in their original currencies to euros.

     Bonds

     Bonds, including convertible bonds, amount to 8,825 million euros (11,375 million euros at December 31, 2003) and can be analyzed by year of maturity as follows:

(in millions of euros)	2005	2006	2007	2008	2009	Thereafter	Total
EMTN	1,421	2,350	181	227	168	2,600	6,947

Convertible bonds	—	—	13	—	—	—	13

Other bonds	447	—	93	—	367	958	1,865

Total bonds	1,868	2,350	287	227	535	3,558	8,825

     The bonds issued by the Fiat Group are governed by different terms and conditions according to the following types of bonds:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     • Euro Medium Term Note (EMTN Program): these notes have been issued under a program that is utilized for approximately 7 billion euros and guaranteed by Fiat S.p.A. Issuers taking part in the program are Fiat Finance & Trade Ltd. S.A. (for an amount outstanding of 6,802 million euros), Fiat Finance North America Inc. (for an amount outstanding of 65 million euros) and Fiat Finance Canada Ltd. (for an amount outstanding of 80 million euros).

     • Convertible bonds: this represents the residual debt, after the early repayment described below, in July 2004, of the 5-year bond originally convertible into General Motors Corp. common stock (“Exchangeable”), at a conversion price of 69.54 U.S. dollars per share with 3.25% interest and maturing on January 9, 2007. With reference to this bond, during the first quarter of 2004 Fiat repurchased, for cancellation, 540 million U.S. dollars in bonds out of total of 2,229 million U.S. dollars. In June 2004, by virtue of the contractually envisaged right of each bondholder to request early repayment of all or part of its bonds, repayment for a total of 1,672 million dollars (equivalent to approximately 1.4 billion euros) in bonds was requested by the deadline provided by the contract. A residual debt of 17 million U.S. dollars (equivalent to 13 million euros) remains at December 31, 2004. With reference to the risk, implicit in the bond, of an increase in the General Motors share price above 69.54 U.S. dollars, a Total Return Equity Swap agreement was put into place, terminated in 2004 and replaced by the purchase of a call option on General Motors stock, as described in Note 14.

     • Other bonds: these refer to the following issues:

—	Bonds issued by Fiat Finance & Trade Ltd. S.A. with coupon interest at 1.5% and maturing June 27, 2005 for an amount of 40 billion Japanese yen, equivalent to 287 million euros;

—	Bonds issued by Case New Holland Inc. (“CNH Inc.”) in 2004 (with coupon interest at 9.25% and maturing August 1, 2011 for an amount of 1,050 million U.S. dollars, equivalent to 771 million euros) and in 2005 (with coupon interest at 6.00% and maturing June 1, 2009 for an amount of 500 U.S. dollars, equivalent to 367 million euros); the bond indenture contains a series of financial covenants that are common to the high yield bond market in the U.S.;

—	Bonds issued by CNH America LLC and CNH Capital America for a total amount outstanding of 599 million U.S. dollars, equivalent to 440 million euros.

     The majority of the bonds issued by the Group contain commitments (“covenants”) by the issuer and in some cases by Fiat, as the guarantor, that, in international practice, are common for bond issues of this type when the issuers are in the same industrial segment in which the Group operates, such as, in particular: (i) the so-called negative pledge clause which requires that the benefit of any real present or future guarantees given as collateral on the assets of the issuer and/or Fiat, on other bonds and other credit instruments should be extended to these bonds, to the same degree, (ii) the so-called pari passu clause, on the basis of which obligations cannot be undertaken which are senior to the bonds issued, (iii) the obligation of providing periodical disclosure, (iv) for some of the bond issues, the so-called cross-default clauses whereby the bonds become immediately due and payable when certain defaults arise in respect of other financial instruments issued by the Group and (v) other clauses generally present in issues of this type.

     The bonds issued by CNH Inc. with coupon interest at 9.25% and

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

maturing on August 1, 2011 (for an amount of 1,050 million U.S. dollars, equivalent to 771 million euros) and with coupon interest at 6.00% and maturing on June 1, 2009 (for an amount of 500 million U.S. dollars, equivalent to 367 million euros), contain, moreover, financial covenants common to the high yield bond market in the U.S. which place restrictions, among other things, on the possibility of the issuer and certain companies of the CNH group to secure new debt, pay dividends or acquire treasury stock, realize certain investments, conclude transactions with associated companies, give collateral on its assets, conclude sale and leaseback transactions, sell certain fixed assets or merge with other companies and financial covenants which impose a maximum limit on further indebtedness by the CNH group companies which can not exceed a specific ratio of cash flows to dividend payments and financial expenses. Such covenants are subject to various exceptions and limitations and, in particular, some of these would no longer be binding should the bonds be assigned an investment grade rating by Standard & Poor’s Rating Services and/or Moody’s Investors Service.

     The major bond issues outstanding at December 31, 2004 are the following:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

		Face value of			Outstanding
		outstanding bonds			amount (in
	Currency	(in millions)	Coupon	Maturity	millions of euros)
Euro Medium Term Notes:
Fiat Fin. North America	EUR	100	5.13%	Feb. 21, 2005	65
Fiat Finance & Trade	EUR	155	Indexed	July 5, 2005	155
Fiat Finance & Trade	EUR	130	Indexed	July 5, 2005	130
Fiat Finance & Trade	EUR	500	6.13%	Aug. 1, 2005	500
Fiat Finance & Trade	EUR	300	6.13%	Aug. 1, 2005	300
Fiat Finance & Trade	GBP	120	7.00%	Oct. 19, 2005	170
Fiat Finance & Trade (1)	EUR	1,700	5.75%	May 25, 2006	1,700
Fiat Finance Canada	EUR	100	5.80%	July 21, 2006	80
Fiat Finance & Trade (1)	EUR	500	5.50%	Dec. 13, 2006	500
Fiat Finance & Trade (1)	EUR	1,000	6.25%	Feb. 24, 2010	1,000
Fiat Finance & Trade (1)	EUR	1,300	6.75%	May 25, 2011	1,300
Fiat Finance & Trade (1)	EUR	617	(2)	(2)	617
Others (3)					430

Total Euro Medium Term Notes					6,947

Convertible bonds:
Fiat Fin. Luxembourg (4)	USD	17	3.25%	Jan 9, 2007	13

Total Convertible bonds					13

Other bonds:
Fiat Finance & Trade	JPY	40,000	1.50%	June 27, 2005	287
CNH America LLC	USD	218	7.25%	Aug, 1, 2005	160
CNH Capital America LLC.	USD	127	6.75%	Oct. 21, 2007	93
Case New Holland Inc.	USD	1,050	9.25%	Aug. 1, 2011	771
Case New Holland Inc.	USD	500	6.00%	June. 1, 2009	367
Case LLC	USD	254	7.25%	Jan. 15, 2016	187

Total Other bonds					1,865

Total bonds					8,825

(1)	Bonds listed on the Mercato Obbligazionario Telematico of the Italian stock exchange (EuroMot). Furthermore, the majority of the bonds issued by the Fiat Group are also listed on the Luxembourg stock exchange.
(2)	“Fiat Step-Up Amortizing 2001-2011” bonds repayable at face value in five equal annual installments each for 20% of the total issued (617 million euros) due beginning from the sixth year (November 7, 2007) by reducing the face value of each bond outstanding by one-fifth. The last installment will be repaid on November 7, 2011. The bonds pay coupon interest equal to: 4.40% in the first year (Nov. 7, 2002), 4.60% in the second year (Nov. 7, 2003), 4.80% in the third year (Nov. 7, 2004), 5.00% in the fourth year (Nov. 7, 2005), 5.20% in the fifth year (Nov. 7, 2006), 5.40% in the sixth year (Nov. 7, 2007), 5.90% in the seventh year (Nov. 7, 2008), 6.40% in the eighth year (Nov. 7, 2009), 6.90% in the ninth year (Nov. 7, 2010), 7.40% in the tenth year (Nov. 7, 2011).
(3)	Bonds with amounts outstanding equal to or less than the equivalent of 50 million euros.
(4)	Bonds convertible into General Motors Corp. common stock.

     The Fiat Group intends to repay the issued bonds in cash at maturity by utilizing available liquid resources. To this end, available liquidity at the end of 2004 totals approx. 5.3 billion euros. The Fiat Group also has available unused committed credit lines for more than 1.7 billion euros.

     Moreover, the companies in the Fiat Group may from time to time buy back bonds on the market that were issued by the Group also for purposes of their cancellation. Such buybacks, if made, will depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Mandatory Convertible facility

     Medium and long-term financial payables also include the 3 billion euros Mandatory Convertible facility stipulated in execution of the Framework Agreement, dated May 27, 2002, with Capitalia, Banca Intesa, SanPaolo IMI and Unicredito Italiano (Money Lending Banks) for the purpose of providing the Fiat Group with the financial support it needs to implement its industrial plans. The facility was secured on September 24, 2002 from a syndicate of banks, including the Money Lending Banks, in which BNL, Monte dei Paschi di Siena, ABN Amro, BNP Paribas, Banco di Sicilia and Banca Toscana (hereinafter “the Banks”) also participated. The main features of the Mandatory Convertible facility are listed in the following paragraphs.

     The Mandatory Convertible facility expires on September 20, 2005 and is repayable with a new issue of Fiat S.p.A. ordinary shares, which the Banks have agreed to underwrite and offer pre-emptively to all Fiat stockholders. The issue price per share will be the average of 14.4409 euros (the adjusted value compared to the original value of 15.50 euros in accordance with the rules established by the AIAF—Italian Association of Financial Analysts—following the Fiat S.p.A. capital increase of July 2003) and the average stock market price in the last three or six months, depending on the case, preceding the repayment date. The same formula will also be applied in the event of an earlier repayment date.

     The capital stock increase should be approved at the expiration of the three-year term of the facility, for an amount equal to the outstanding balance of the facility. Fiat may elect to repay the facility in cash at an earlier date, even partially, every six months, provided that, even after repayment, its rating is at least equal to investment grade level.

     Conditions giving rise to an earlier expiration date of the facility include the occurrence of an event that creates a serious crisis for the company, such as the request for a court-appointed administrator or other proceedings of composition with creditors, a bankruptcy filing, or one of the causes of business dissolution set forth in the previous Article 2448 now Article 2484 of the Italian Civil Code. In addition, the Banks in the facility arrangement have the right to demand early repayment of the entire amount of the facility and proceed with the conversion of the debt into shares in the following cases:

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

     Lastly, the Banks also have the right but not the obligation to demand early conversion of a portion of the amount of the facility, up to a maximum of 2 billion euros, after 24 months have elapsed from the signing of the agreement (and, therefore, beginning from July 26, 2004), in the event that the Group’s debt is not rated “investment grade” by at least one of the leading international rating agencies and, after 18 months have elapsed from the signing of the agreement (January 26, 2004), in the event that the level of net and/or gross financial indebtedness (respectively in the definitions of “Net financial position” and “Total financial liabilities” used by the Group) is more than 20% higher than the corresponding level established by the Financial Objectives stipulated in the facility agreement.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     The aforementioned Financial Objectives refer, in particular, to the reduction of net indebtedness in the Net Financial Position to less than 3 billion euros (plus the allowed margin of 20%) by the date the Board of Directors approves the 2002 annual financial statements and the maintenance of that level at March 31, June 30, September 30 and December 31 of each year until the expiration of the facility. Pursuant to the agreement, the proceeds are considered which are generated by the transactions related to the sale of the investment in Italenergia Bis S.p.A., including those connected with the Citigroup facility of approximately 1,150 million euros, described previously, and the financial effects arising from binding contracts for the sale of assets (investments, companies, plant and equipment, etc.), comprising those not yet executed. The agreement also states that Gross Financial Indebtedness must be reduced by 12 billion euros, compared to March 31, 2002, by the date the Board of Directors approves the 2002 annual financial statements and must be maintained at less than 23.6 billion euros at March 31, June 30, September 30 and December 31 of each year until the expiration of the facility.

     At December 31, 2004, gross indebtedness totals 19.2 billion euros and continues to be within the targets agreed upon with the Money Lending Banks under the Mandatory Convertible Facility Agreement (23.6 billion euros), while the proforma net financial position (calculated, as envisaged in the facility agreement, by subtracting from the Net Financial Position the Citigroup loan of approximately 1,150 million euros but not the receipt of 1,550 million euros as a result of the agreements reached with General Motors on February 13, 2005) exceeds the limit of 3.6 billion euros contractually agreed for this parameter. The Money Lending Banks therefore have the right, in accordance with the contractual terms and conditions, to proceed with the conversion of the facility into capital for an amount up to 2 billion euros.

     At December 31, 2004, the ratings assigned to the Group by the major rating agencies are the following:

	Short-term	Medium-term

Moody’s Investors Service (*)	Not Prime	Ba3
Standard & Poor’s Rating Services (*)	B	BB-
Fitch Ratings	B	BB

(*)	For purposes of the Mandatory Convertible facility, the relevant rating agencies are Standard & Poor’s and Moody’s.

     The ratings of the Group represented in the table refer to the “non-investment grade” category. The Banks did not exercise their consequent right to demand early repayment of the facility and to proceed with the conversion of the debt into shares for an amount up to 2 billion euros.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(13) Accrued expenses and deferred income

	At December 31,
	2004	2003
	(in millions of euros)
Commercial accrued expenses:
Accrued interest and commissions	63	71
Other	445	504

Total commercial accrued expenses	508	575
Commercial deferred income:
Interest	77	62
Other	593	692

Total commercial deferred income	670	754
Financial accrued expenses	523	593
Financial deferred income	209	363

Total Accrued expenses and deferred income	1,910	2,285

     Financial accrued expenses include interest expense on financial payables for the portion relating to the current year.

     Financial deferred income includes deferred interest income on the portfolio of the financial services companies.

(14) Memorandum accounts

    (i) Guarantees granted

	At December 31,
	2004	2003
	(in millions of euros)
Guarantees granted
Unsecured guarantees
Suretyships:
On behalf of associated companies	—	10
On behalf of others	2,719	3,050

Total Suretyships	2,719	3,060
Guarantees of notes:
On behalf of others	217	259

Total Guarantees of notes	217	259
Other unsecured guarantees:
On behalf of unconsolidated subsidiaries	30	—
On behalf of associated companies	269	295
On behalf of others	2,235	2,780

Total Other unsecured guarantees	2,534	3,075

Total Unsecured guarantees	5,470	6,394

Secured guarantees:
On behalf of others	50	36

Total Secured guarantees	50	36

Total Guarantees granted	5,520	6,430

     At December 31, 2004, Guarantees granted by the Group total 5,520 million euros (6,430 million euros at December 31, 2003), detailed as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     • suretyships total 2,719 million euros (3,060 million euros at December 31, 2003). The reduction of 341 million euros is principally due to the deconsolidation of Fiat Engineering and lower guarantees granted on behalf of Sava S.p.A. for the bonds it has issued and which are now falling due;

     • other unsecured guarantees of 2,534 million euros (3,075 million euros at December 31, 2003) include commitments for receivables and bills discounted with recourse in the amount of 1,696 million euros (2,203 million euros at December 31, 2003). The receivables and bills discounted with recourse refer to trade receivables and other receivables for 1,613 million euros (2,144 million euros at December 31, 2003) and financial receivables for 83 million euros (59 million euros at December 31, 2003). The volume of receivables discounted with recourse in 2004 was 13,178 million euros (15,341 million euros in 2003).

     Although not included in the memorandum accounts, receivables and bills discounted by the Group without recourse having due dates beyond December 31, 2004 amount to 9,809 million euros (in 2003, 9,852 million euros with due dates beyond December 31, 2003). Receivables and bills discounted without recourse refer to trade receivables and other receivables for 4,689 million euros (4,638 million euros at December 31, 2003) and financial receivables for 5,210 million euros (5,214 million euros at December 31, 2003). The discounting of financial receivables principally refers to securitization transactions involving accounts receivables from the final (retail) customers of the financial services companies. The accounting treatment for securitization transactions is disclosed in the Accounting Principles. The volume of receivables and bills discounted without recourse in 2004 was 27,540 million euros (33,298 million euros in 2003).

     In summary, the discounted receivables and bills at December 31, 2004 are as follows:

	At December 31, 2004			At December 31, 2003
	(in millions of euros)
	Trade			Trade
	Receivables and	Financial		Receivables and	Financial
	other receivables	Receivables	Total	other receivables	Receivables	Total
With recourse	1,613	83	1,696	2,144	59	2,203
Without recourse	4,689	5,120	9,809	4,638	5,214	9,852

     The Parent Company and certain of its subsidiaries are involved in various legal actions and disputes. However, the settlement of such actions and disputes should not give rise to significant losses or liabilities which have not already been provided in specific risk reserves.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (ii) Commitments

	At December 31,
	2004	2003
	(in millions of euros)
Commitments related to derivative financial instruments	21,319	20,798
Commitments to purchase property, plant and equipment	408	329
Other commitments	12,813	10,350

Total Commitments	34,540	31,477

     Commitments amount to 34,540 million euros at December 31, 2004 (31,477 million euros at December 31, 2003) and include commitments and rights for derivative financial instruments of 21,319 million euros at December 31, 2004 (20,798 million euros at December 31, 2003). Derivative financial instruments are shown at their notional value (the amount of reference used to calculate the economic effects of the contract) which does not necessarily represent the amount exchanged between the parties.

     In particular, the following outstanding transactions exist at December 31, 2004:

     • contracts to hedge foreign exchange risks of 5,350 million euros (4,830 million euros at December 31, 2003);

     • contracts to hedge interest rate exposure of 13,880 million euros (14,142 million euros at December 31, 2003);

     • contracts for combined hedging of foreign exchange and interest rate risks of 783 million euros (848 million euros at December 31, 2003).

     • equity swaps for 66 million euros (978 million euros at December 31, 2003, inclusive of the equity swap on General Motors stock for 916 million euros);

     • call options purchased on General Motors common stock for 1,240 million euros.

     These transactions are not subject to risks that may derive from the non-fulfillment by the counterparties inasmuch as the contracts are entered into with several primary national and international financial institutions. Approximately 52% of the contracts outstanding at December 31, 2004 will expire during 2005 and the remainder in the period 2006-2022, of which 14% will expire after 2009. The consolidated statement of operations includes the effects both of the contracts that expired in 2004 and the provisions for the contracts outstanding at year-end, as stated in the Accounting Policies.

     Hedging activities using derivative financial instruments have not undergone significant changes during the year, either in the types of instruments used or the amounts outstanding.

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

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     As in previous years, in 2004, foreign exchange risk management followed the aforementioned policy and maintained the character of selective risk management. The reduction in exchange exposure, substantially originating from the positive balance between exports and imports, was based on the expected trend in exchange rates and the need to hedge the exchange levels of reference without completely foregoing the benefits deriving from a favorable trend in the rates. Again this year, the management of exchange risks was based principally on a combination of currency options.

     In 2004, the management of interest rate exposure also followed the aforementioned guidelines which state that derivative financial instruments should be used to reach a fixed exposure level and minimize financing costs, and to ensure a correct matching of financing and investments by the financial services companies.

     The derivative financial instruments principally relate to foreign exchange forward contracts, currency swaps and currency options or, as regards interest rate risks, interest rate swaps, forward rate agreements and options on interest rates, as well as interest rate and currency swaps for the combined management of currency and interest rate risks.

     A comparison of the carrying values and the fair values of derivative financial instruments by contract type is set forth below:

	2004			2003
	Carrying			Carrying
	value	Fair value	Difference	value	Fair value	Difference
		(in millions of euros)
Foreign exchange risk management instruments	20	97	77	(3)	59	62
Interest rate risk management instruments	132	441	309	138	319	181
Foreign exchange and interest rate risk management instruments	187	192	5	174	176	2
Equity swap	(4)	(4)	—	(1)	439	440

Total	335	726	391	308	993	685

     The fair value of these derivative financial instruments was estimated based on year-end market prices for instruments with similar characteristics and maturities.

     The increase in the fair value of the transactions for the management of interest rate risk is essentially related to the reduction in euro interest rates for medium term maturities.

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

     At December 31, 2004, the integral adoption of IAS 39, with reference to the aforementioned derivative financial instruments, would have had an effect on the balance sheet, on the one hand, for the adjustment of derivative financial instruments to arrive at fair value with a positive effect of 391 million euros (a positive effect of 685 million euros at December 31, 2003), and, on the other hand, for the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

adjustment of the hedged balance sheet items (mainly payables) with a net negative effect (due to the trend in interest rates) of 329 million euros (262 million euros at December 31, 2003) and, for the part relating to the hedging of future flows, a higher accumulated value of reserves in stockholders’ equity of 41 million euros (a lower accumulated value of 22 million euros at December 31, 2003), net of the amount set aside for deferred income taxes. The full adoption of IAS 39, always with reference to the aforementioned derivative financial instruments, would have led to negative effects on the net result for the year of approximately 286 million euros, net of tax charges (positive effects of 272 million euros at December 31, 2003). This economic impact would basically have been the result of the provision, at December 31, 2003, of the positive fair value of the Equity Swap on General Motors shares.

     With particular regard to the previously mentioned equity swap arrangements, the amount at December 31, 2004 of 66 million euros represents the notional amount of the equity swap stipulated to hedge the risk of an increase in the Fiat share price above the exercise price of 10,000,000 stock options granted to Mr. Marchionne. In particular, the Board of Directors resolved to grant Mr. Marchionne, as a portion of his variable compensation as Chief Executive Officer, options for the purchase of 10,670,000 Fiat ordinary shares at the price of 6.583 euros per share, exercisable from June 1, 2008 to January 1, 2011. In each of the first three years, he accrues the right to purchase, from June 1, 2008, a maximum of 2,370,000 shares per year and on June 1, 2008 he accrues the right to purchase, effective that date, the residual portion amounting to 3,560,000 shares. The right to exercise the options related to this last portion of shares is subject to certain predetermined profitability targets that must be reached during the reference period. The risk of a significant increase in the Fiat share price above the exercise price of these options has been covered, with reference to 670,000 shares, by treasury stock in portfolio (see Note 6), whereas with reference to the remaining 10,000,000 shares, the aforementioned “Total Return Equity Swap” agreement was put into place with a reference price of 6.583 euro per share and expiring on July 29, 2005. In accordance with accounting principles, the aforementioned Equity Swap, despite being entered into for hedging purposes, cannot be treated in hedge accounting and accordingly is defined as a trading derivative financial instrument. It follows that, in accordance with the principle of prudence, if during the period of the contract the Fiat shares perform positively, the positive fair value of the instrument is not recorded in the statement of operations; if, instead, the performance is negative, the negative fair value of the instrument is recorded immediately as a cost under financial expenses. At December 31, 2004, the Equity Swap has a negative fair value of 7 million euros that has therefore been recorded in the financial statements.

     At December 31, 2003, the Equity Swaps caption included:

     • for 62 million euros, the notional amount of the equity swap stipulated to hedge the risk of an increase in the Fiat share price above the exercise price of 10,000,000 stock options granted to Mr. Morchio. Near the contract expiration date (August 2004), the equity swap was replaced by the aforementioned contract in respect of the stock options granted to Mr. Marchionne. The replacement gave rise to income of 5 million euros. Moreover, during 2004, the aforementioned stock options expired upon the resignation of Mr. Morchio.

     • for 916 million euros, the notional amount of the equity swap stipulated in 2002 at the same time as the sale of the General Motors shares and which was put into place to hedge the risk, implicit in the Exchangeable bonds described previously, of an increase in the General Motors share price above the conversion price (Note 12). During the first half of 2004, this equity swap was terminated in advance and replaced, in order to hedge the risk implicit in the Exchangeable bonds, by the purchase of call options on General Motors common stock. The transaction gave rise to net financial income of approx. 300 million euros. Following the repayment of almost all the bonds (see Note 12), these options, although purchased for hedging purposes, are classified as trading transactions and valued at the lower of cost and market (3 million euros at December 31, 2004).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Other commitments amounted to 12,813 million euros at December 31, 2004 (10,350 million euros at December 31, 2003) and include commitments for the execution of works in the amount of 10,261 million euros (8,011 million euros at December 31, 2003) under the contracts between Fiat S.p.A., as General Contractor, and Treno Alta Velocità T.A.V. S.p.A. for the design and construction of a high-speed railway lines between Bologna-Florence and Turin-Milan. The increase of 2,250 million euros compared to December 31, 2003 relates principally to the agreements reached during 2004 regarding the Florence-Bologna section for 187 million euros; the subsection Turin-Novara for 83 million euros; agreements for the section Novara-Milan for 1,976 million euros and monetary adjustments for 4 million euros. Fiat S.p.A. in turn assigned the design and construction of these works to the CAV.E.T. and CAV.TO.MI consortiums. In order to guarantee the contractual advances and the proper execution of the works, Fiat S.p.A. granted bank suretyships to T.A.V. S.p.A. totaling 1,972 million euros. Similarly, as called for by the contract, the CAV.E.T. and CAV.TO.MI consortiums granted bank suretyships to Fiat S.p.A. for 617 million euros and 1,279 million euros, respectively. Consequently, the guarantees granted are substantially covered by the guarantees received.

     iii) Other commitments and important contractual rights

Relations with General Motors

     On February 13, 2005 Fiat and General Motors signed a “Termination Agreement” to dissolve the Master Agreement and the joint ventures between the two groups. The agreement calls for the payment by General Motors to Fiat of 1.55 billion euros (of which 1 billion euros was already paid on February 14, 2005) to dissolve the Master Agreement, including the cancellation of the put option and the unwinding of the joint ventures. This sum allows Fiat to recover the value of Fiat’s investments in the Fiat-GM Powertrain and GM-Fiat Purchasing joint ventures recorded in the financial statements, the value of 50 percent of the Bielsko Biala (Poland) plant, which it will continue to manage, and the value of the JTD engine technology, which will be co-owned with General Motors. The sum also entails recognition by Fiat of more than 1 billion euros of compensation to dissolve the alliance and cancel the Put on Fiat Auto shares.

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

     • Mediobanca cannot sell its Ferrari shares to another group in the automobile industry for as long as the Fiat Group maintains a 51% controlling interest in Ferrari. Barring certain specific assumptions, the Fiat Group can not reduce its investment in Ferrari below 51% until the end, depending on the case, of the third or fourth year subsequent to signing the contract.

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
at December 31, 2004, 2003 and 2002

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

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

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

     iv) Group assets held by third parties

     Group assets held by third parties amount to 3,218 million euros at December 31, 2004 (4,496 million euros at December 31, 2003), a decrease of 1,278 million euros from December 31, 2003. They include securities deposited with banks and other financial institutions totaling 156 million euros (1,042 million euros at December 31, 2003). The reduction of 886 million euros of the amount of securities deposited with banks is mainly due to their redemption at maturity by the issuers. This item also includes tangible fixed assets, products and goods of certain companies in the Automotive Sectors held by third party suppliers for processing totaling 3,062 million euros (3,454 million euros at December 31, 2003).

(15) Value of production

     (i) Revenues from sales and services and Change in contract work in progress

     Revenues from sales and services and Change in contract work in progress amount to 46,703 million euros in 2004 compared to 47,271 million euros in 2003. They include revenues from sales and services of 46,488 million euros (48,346 million euros in 2003) and the change in contract work in progress of 215 million euros (-1,075 million euros in 2003).

     The Fiat Group is divided into business sectors and operates in various geographical areas. The distribution by business sector of Revenues from sales and services and Change in contract work in progress (net of intra-Group transactions) is as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	2004	2003	2002
	(in millions of euros)
Revenues from sales and services and Change in contract work in progress by operating sector
Automobiles	20,356	19,839	21,908
Ferrari and Maserati	1,502	1,250	1,194
Agricultural and Construction Equipment	9,791	9,410	10,502
Commercial Vehicles	8,960	8,206	8,816
Components	2,586	2,087	2,085
Metallurgical Products	798	735	1,411
Production Systems	1,285	1,756	1,763
Services	802	1,019	1,005
Publishing and Communications	398	372	346
Aviation (*)	—	625	1,532
Insurance (**)	—	1,654	4,834
Other companies	225	318	253

Total Revenues from sales and services and Change in contract work in progress	46,703	47,271	55,649

(*)	The Aviation Sector’s revenues are included up to the date of sale (July 1, 2003).
(**)	The Insurance Sector’s revenues are included up to the date of sale (May 2, 2003).

     Net revenues by area of destination may be analyzed as follows:

	2004	2003	2002
	(in millions of euros)
Revenues from sales and services and change in contract work in progress by destination

Italy	15,618	16,381	20,120
Europe (excluding Italy)	18,180	18,884	21,072
North America	5,857	5,920	7,411
Mercosur	3,196	2,595	3,268
Other areas	3,852	3,491	3,778

Total Revenues from sales and services and change in contract work in progress	46,703	47,271	55,649

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(ii) Other income and revenues

	2004	2003	2002
	(in millions of euros)
Revenue grants	54	52	47
Capital gains	87	187	290
Prior period income	345	423	518
Investment grants	61	78	114
Other income	969	949	1,183

Total Other income and revenues	1,516	1,689	2,152

(16) Costs of production

     Costs of production total 48,804 million euros (50,858 million euros in 2003) with a decrease of 4% compared to 2003. The main variations can be explained as follows:

     (i) Raw materials, supplies and merchandise

     Raw materials, supplies and merchandise amount to 28,951 million euros, an increase of 2% compared to 2003.

     (ii) Services

     Services amount to 7,984 million euros, a decrease of 6.1% compared to 2003. This amount is equal to 17.1% of revenues (18% in 2003). Services include advertising costs, external information technology and telecommunication service costs, external maintenance costs and transportation costs.

     (iii) Personnel

     Personnel costs consist of the following:

	2004	2003	2002
	(in millions of euros)
Salaries and wages	4,462	4,707	5,457
Social security contributions	1,168	1,249	1,365
Employees severance indemnities	187	244	256
Employees pensions and similar obligations	178	185	100
Other costs	374	303	376

Total Personnel costs	6,369	6,688	7,554

     Personnel costs amount to 6,369 million euros in 2004, a decrease of 4.8% compared to 2003, mostly due to the effects of the change in the scope of consolidation. Personnel costs are equal to 13.6% of revenues (14.1% in 2003).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     An analysis of the average number of employees by category is provided as follows:

	At December 31,
	2004			2003			2002
		Companies			Companies			Companies
	Companies	consolidated by		Companies	consolidated by		Companies	consolidated by
	consolidated	the proportional		consolidated	the proportional		consolidated	the proportional
	on a line-by-line	integration		on a line-by-line	integration		on a line-by-line	integration
	basis	method	Total	basis	method	Total	basis	method	Total
	(in millions of euros)
Average number of employees
Managers	2,634	—	2,634	2,948	—	2,948	3,483	2	3,485
White-collar	53,271	—	53,271	60,407	—	60,407	67,487	114	67,601
Blue-collar	105,589	—	105,589	110,887	—	110,887	118,999	320	119,319

Total	161,494	—	161,494	174,242	—	174,242	189,969	436	190,405

     The average number of employees in 2004 totals 161,494, a decrease of 12,748 employees compared to 2003. This decrease is partly due to employees who left Group companies, also in connection with employee reduction plans, and partly to the change in the scope of consolidation principally in relation to the sale of FiatAvio S.p.A., the Toro Assicurazioni Group and the retail financing activities of the Automobile Sector.

     In 2004 and 2003, there are no companies accounted for using the proportional method.

     (iv) Provisions for risks

     Provisions for risks of 1,394 million euros in 2004 (1,163 million euros in 2003) relate to the vehicle warranty reserve for 636 million euros in 2004 (490 million euros in 2003), mainly in the Automotive Sectors, and to other reserves connected with industrial risks for 758 million euros (673 million euros in 2003).

     (v) Other operating costs

	2004	2003	2002
	(in millions of euros)
Loss on sale of fixed assets	83	47	86
Prior period expenses	208	226	297
Indirect and other taxes	128	147	229
Sundry expenses	656	608	692

Total Other operating costs	1,075	1,028	1,304

     (vi) Insurance claims and other insurance costs

     Insurance claims and other insurance costs amount to 20 million euros in 2004 (1,367 million euros in 2003). The decrease from 2003 is due to the sale of the Toro Assicurazioni Group in May 2, 2003.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(17) Financial income and expenses

     (i) Investment income

	2004	2003	2002
	(in millions of euros)
Dividends	9	12	103
Tax credit on dividends	—	5	22
Gain on sale of investments held in current assets	—	5	31

Total Investment income	9	22	156

     Investment income includes income from associated companies of 1 million euros (1 million euros in 2003) and from other companies of 8 million euros (21 million euros in 2003), with a reduction of 13 million euros compared to 2003 due to the change in the scope of consolidation.

     Dividends were mainly received from minority investments valued at cost.

(ii) Other financial income, interest and other financial expenses, foreign exchange gains and losses

     The following analysis of “Other financial income”, “Interest and other financial expenses” and “Foreign exchange gains and losses” presents the amounts shown in the related captions on the statement of operations and also the amounts of income and expenses of the Group’s financial companies presented in the captions on the statement of operations under “Revenues from sales and services” and “Interest and other expenses of financial services companies”, respectively.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

The last line in the table shows “Other financial income” and “Interest and other financial expenses” as presented on the statement of operations, excluding the financial activities.

	2004	2003	2002
	(in millions of euros)
Other financial income from:
Receivables held as fixed assets from others	—	3	2
Securities held as fixed assets other than equity investments	1	—	156
Securities held as current assets other than equity investments	39	119	147
Other income from:
Unconsolidated subsidiaries	4	8	25
Associated companies	29	34	38
Others:
Bank and other interest	190	266	264
Customer interest and lease income	922	1,166	2,010
Discounts and other income	65	81	124
Income from derivative financial instruments	996	1,132	1,603

Total from others	2,173	2,645	4,001

Total Other income	2,206	2,687	4,064

Total Other financial income	2,246	2,809	4,369

of which:
Other financial income, excluding financial services companies	1,271	1,457	2,219

     (iii) Interest and other financial expenses

	2004	2003	2002
	(in millions of euros)
Interest and other financial expenses from:
Unconsolidated subsidiaries	—	3	2
Associated companies	5	6	2
Others:
Bond interest	587	681	769
Bank interest	316	558	656
Interest on trade and other payables	27	18	71
Interest on notes payable	7	49	106
Interest on other financial payables	167	185	273
Discounts and other expenses	544	534	635
Expenses from derivative financial instruments	666	1,115	1,492
Loss on sale of securities	1	8	44

Total interest and other financial expenses-others	2,315	3,148	4,046

Total Interest and other financial expenses	2,320	3,157	4,050

of which:
Interest and other financial expenses, excluding financial services companies	1,944	2,489	2,935

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (iv) Foreign exchange gains and losses

	2004	2003	2002
	(in millions of euros)
Foreign exchange gains and losses:
Exchange differences balance	25	47	(111)

Total Foreign exchange gains and losses	25	47	(111)

of which:
Foreign exchange gains and losses, excluding financial services companies	25	47	(111)

          Other financial income of 2,246 million euros in 2004 (2,809 million euros in 2003), when shown net of Interest and other financial expenses of 2,320 million euros (3,157 million euros in 2003) and the net balance of foreign exchange gains of 25 million euros (47 million euros in 2003) results in a net negative balance of 49 million euros (a net negative balance of 301 million euros in 2003). However, the result for fiscal 2003 had benefited from financial income, net of the relative financial expenses, on the businesses sold (mainly the retail activities of Fiat Auto and the Toro Assicurazioni Group) for approximately 170 million euros. The improvement is the consequence of both nonrecurring transactions (mainly the net amount of income of approximately 300 million euros from the termination of the Equity Swap on General Motors stock) and lower average indebtedness during the year and generally more favorable market interest rates.

     Foreign exchange gains, net, of 25 million euros (foreign exchange gains, net, of 47 million euros in 2003), represent the balance between foreign exchange gains of 2,443 million euros in 2004 (2,519 million euros in 2003) and foreign exchange losses of 2,418 million euros in 2003 (2,472 million euros in 2003).

     The Losses on sale of securities amounts to 8 million euros in 2003 and include losses of 6 million euros on the sale of investments not held as fixed assets.

     Discounts and other expenses include receivables discounting and securitization expenses of 195 million euros in 2004 (280 million euros in 2003).

(18) Adjustments to financial assets

	2004	2003	2002
	(in millions of euros)
Revaluations:
Equity investments	125	91	68
Financial fixed assets other than equity investments	—	—	—
Securities held in current assets other than equity investments	—	14	7

Total Revaluations	125	105	75
Writedowns:
Equity investments	126	263	809
Financial fixed assets other than equity investments	23	1	84
Securities held in current assets other than equity investments	2	8	45
Financial receivables	71	5	18

Total Writedowns	222	277	956

Total Adjustments to financial assets	(97)	(172)	(881)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Revaluations and Writedowns of equity investments also include the share of the earnings and losses of companies accounted for using the equity method.

     Revaluations of equity investments of 125 million euros in 2004 include the results of following companies (in millions of euros): BUC—Banca Unione Credito 9 (11 in 2003), various companies of CNH Global N.V. 28 (24 in 2003), companies of the Automobiles Sector 56 (20 in 2003), other companies 32 (36 in 2003).

     Writedowns of equity investments of 126 million euros in 2004 (263 million euros in 2003) include the share of the losses of the companies valued using the equity method and the permanent impairments in value of the companies valued at cost, for the following (in millions of euros): various companies of CNH Global N.V. 4 (9 in 2003), companies in the Automobile Sector 51(112 in 2003), companies of the Commercial Vehicles Sector 28 (3 in 2003), companies of the Service Sector 26 (7 in 2003), other companies 17 (4 in 2003). In 2003, the amount included writedowns in following companies (in millions of euros): Italenergia Bis S.p.A. 24, Atlanet S.p.A. 56, and the first quarter of Toro Assicurazioni Group 48.

     Writedowns of financial receivables of 71 million euros (5 million euros in 2003) include provisions to the allowance for doubtful financial accounts receivable to adjust certain items to realizable value after settlement for the partial collection of a receivable which became known during the early months of 2005.

(19) Extraordinary income and expenses

	2004	2003	2002
	(in millions of euros)
Extraordinary income:
Gains on disposals of investments and other fixed assets	162	1,826	1,081
Other income:
Prior period income	19	32	8
Other income	135	159	146

Total other income	154	191	154

Total Extraordinary income	316	2,017	1,235

Extraordinary expenses:
Losses on disposals of investments and other fixed assets	(5)	(50)	(1,239)
Taxes related to prior years	(39)	(26)	(79)
Other expenses:
Extraordinary provisions to reserves	(432)	(585)	(980)
Other extraordinary expenses	(685)	(969)	(1,400)
Prior period expenses	(18)	(40)	(40)

Total Other expenses	(1,135)	(1,594)	(2,420)

Total Extraordinary expenses	(1,179)	(1,670)	(3,738)

Total Extraordinary income and expenses	(863)	347	(2,503)

     Gains on disposals of investments and other fixed assets amount to 162 million euros in 2004 (1,826 million euros in 2003). They include the gains on the following (in millions of euros): sale of Midas Group 32 (28 million euros net of the expenses and provisions connected with the transaction, classified in extraordinary provisions to reserves), sale of Fiat Engineering S.p.A. 60 (58 million euros net

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

of the collateral costs classified as extraordinary expenses), sale of Edison shares 32, Edison Warrant 30, other minor investments 8.

     Gains on disposals of investments and other fixed assets amounted to 1,826 million euros in 2003 and included the gains on the following (in millions of euros): sale of Toro Assicurazioni Group 427 (390 million euros net of the expenses and provisions connected with the transaction, classified as other extraordinary expenses), sale of the Automobile Sector’s Retail financing activities in Brazil 103, sale of the 55.95% investment in IPI S.p.A. 15, sale of the 50.1% investment in IN ACTION S.r.l. 8, sale of FiatAvio S.p.A. 1,266 (1,258 net of the expenses connected with the transaction), sales of other minor investments 7.

     Other extraordinary income of 135 million euros (159 million euros in 2003) refers to nonrecurring income of the individual companies of the Group mainly for the release of extraordinary reserves that proved in excess of requirements.

     Losses on disposals of investments and other fixed assets amount to 5 million euros in 2004 (50 million euros in 2003).

     Taxes relating to prior years amounted to 39 million euros in 2004 (26 million euros in 2003).

     Other extraordinary expenses amounting to 1,135 million euros in 2004 (1,594 million euros in 2003), include principally expenses and provisions for risks in relation to corporate restructuring transactions of 508 million euros, other extraordinary writedowns of assets on the basis of changes in market prospects and the consequent new business plans of 35 million euros. They also include additional extraordinary expenses and provisions to reserves for future risks and charges for a total of 592 million euros, the most significant of which refer to expenses for the rationalization and restructuring of relationships with suppliers of the Group (246 million euros). Other extraordinary expenses also include 18 million euros of prior period expenses.

     Other extraordinary expenses can be detailed by Sector as follows (amounts in millions of euros): Automobiles 742 (711 in 2003), Agricultural Equipment 68 (142 in 2003), Commercial Vehicles 70 (170 in 2003), Metallurgical Products 25 (67 in 2003), Components 68 (86 in 2003), Production Systems 17 (140 in 2003), Services 16 (31 in 2003), Other Sectors and Companies 129 (247 in 2003).

     Other extraordinary expenses amounting to 1,594 million euros in 2003, included principally expenses and provisions for risks in relation to corporate restructuring transactions of 658 million euros, other extraordinary writedowns of assets on the basis of changes in market prospects and the consequent new business plans of 215 million euros. They also included additional extraordinary expenses and provisions for future risks and charges totaling 721 million euros, of which the most significant were: provisions for the remaining commitments connected with the IPSE initiative (47 million euros), expenses and provisions recorded in reference to relations existing with the Ixfin Group (53 million euros), incidental costs and other provisions connected with the sale of the Toro Assicurazioni Group (37 million euros), incidental costs and other provisions connected with other sales which took place in 2003 and in prior years (102 million euros), damages caused by flooding at the Termoli factory (71 million euros) and, lastly, commissions paid to Mediobanca for the extension of the commitments undertaken by Mediobanca itself under the “Ferrari” contract described in Note 14 (16 million euros). Other extraordinary expenses also included expenses of 40 million euros relating to prior years.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(20) Income taxes

     Income taxes recorded in the consolidated statement of operations in 2004, 2003 and 2002 are as follows:

	2004	2003	2002
	(in millions of euros)
Current taxes :
IRAP	128	125	141
Other taxes	187	31	192

Total current taxes	315	156	333
Deferred taxes	(344)	494	(887)

Total Income taxes	(29)	650	(554)

     Income taxes paid by the Group in 2004 and 2003 amounted to 292 million euros and 132 million euros, respectively.

     The reconciliation between the tax charge recorded in the consolidated financial statements and the theoretical tax charge, calculated on the basis of the theoretical tax rates in effect in Italy, is the following:

	2004	2003	2002
	(in millions of euros)
Theoretical income taxes	(520)	(441)	(1,734)
Utilization of tax loss carryforwards	(128)	(57)	(47)
Tax effect of permanent differences	6	136	(325)
Tax effect of difference between foreign tax rates and theoretical Italian tax rates	5	(6)	13
Deferred tax assets not provided	459	881	1,361
Other differences	21	12	37

Income taxes recorded in financial statements excluding IRAP (current and deferred income taxes)	(157)	525	(695)
IRAP	128	125	141

Income taxes recorded in financial statements (current and deferred income taxes)	(29)	650	(554)

     In order to render the reconciliation between income taxes recorded in the financial statements and theoretical income taxes more meaningful, the IRAP tax is not taken into consideration. Since the IRAP tax has a taxable basis that is different from income before taxes, it generates distortions between one year and another. Accordingly, the theoretical income taxes were determined by applying only the tax rate in effect in Italy (IRES equal to 33% in 2004) to the income before taxes.

     In 2004 and 2003, as a result of the loss reported by the Group, the effective tax rate is not significant.

     Permanent differences include the tax effect on non-taxable income of 226 million euros in 2004 (148 million euros in 2003) and of non-deductible costs of 232 million euros in 2004 (341 million euros in 2003).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     In 2004, Other differences include unrecovered withholdings for 11 million euros (20 million euros in 2003).

(21) Other information

     (i) Assets by geographical area

	December 31,
	2004	2003	2002
	(in millions of euros)
Europe	43,996	49,690	75,254
North America	8,661	9,200	12,013
Mercosur	3,207	2,890	3,451
Other areas	1,379	931	1,803

Total Assets	57,243	62,711	92,521

     The reduction in total assets of 5,468 million euros is mainly due to changes in the scope of consolidation principally in conjunction with the sale of the activities of Fiat Engineering S.p.A. and lower financial receivables due both to the reduction in loan activities and the change in the scope of consolidation as a result of the sale of the financial activities of the Automobile Sector in the United Kingdom (see Note 6).

     (ii) Capital expenditures by geographical area

	2004	2003	2002
	(in millions of euros)
Europe	1,811	1,723	2,225
North America	170	138	313
Mercosur	104	120	150
Other areas	27	30	83

Total Capital expenditures	2,112	2,011	2,771

     (iii) Operating income by geographical area

     The following analysis of operating income by geographical area excludes the operating income of the Group’s insurance companies.

	2004	2003	2002
	(in millions of euros)
Europe	(713)	(832)	(1,136)
North America	375	139	(118)
Mercosur	334	135	260
Other areas	14	(5)	89

Total Industrial and financial activities	10	(563)	(905)
Insurance activities	12	53	143

Total Operating income	22	(510)	(762)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

(iv) Net Sales and Revenues, Operating income (loss), Depreciation and Amortization, Capital expenditures—by segment

	Net sales and Revenues			Operating	Depreciation and	Capital
(in millions of euros)	Third parties	Intersegment (*)	Total	Income (loss)	Amortization	expenditures	Total Assets

2004
Automobiles	20,356	183	20,539	(840)	945	1,330	17,839
Ferrari and Maserati	1,502	10	1,512	6	121	139	1,099
Agricultural and Construction Equipment	9,791	5	9,796	407	393	210	12,134
Commercial Vehicles	8,960	332	9,292	357	308	148	9,505
Components	2,586	1,218	3,804	116	181	187	2,393
Metallurgical Products	798	113	911	35	48	44	728
Production Systems	1,285	431	1,716	32	43	14	3,560
Services	802	770	1,572	36	33	11	783
Publishing and communications	398	9	407	12	7	2	228
Other companies and eliminations (****)	225	(3,071)	(2,846)	(139)	89	27	8,974
Group total	46,703	—	46,703	22	2,168	2,112	57,243

2003
Automobiles	19,839	171	20,010	(979)	962	1,100	20,908
Ferrari and Maserati	1,250	11	1,261	32	85	193	965
Agricultural and Construction Equipment	9,410	8	9,418	229	450	217	12,928
Commercial Vehicles	8,206	234	8,440	81	304	210	9,108
Components	2,087	1,119	3,206	32	173	148	2,418
Metallurgical Products	735	109	844	12	49	56	739
Production Systems	1,756	537	2,293	2	56	18	4,125
Services	1,019	797	1,816	45	30	7	1,892
Publishing and communications	372	11	383	10	7	3	251
Aviation(**)	625	—	625	53	41	33	—
Insurance (***)	1,654	—	1,654	44	16	—	—
Other companies and eliminations (****)	318	(2,997)	(2,679)	(71)	96	26	9,377
Group total	47,271	—	47,271	(510)	2,269	2,011	62,711

2002
Automobiles	21,908	239	22,147	(1,343)	959	1,116	30,026
Ferrari and Maserati	1,194	14	1,208	70	77	176	897
Agricultural and Construction Equipment	10,502	11	10,513	163	541	431	14,434
Commercial Vehicles	8,816	320	9,136	102	424	587	10,846
Components	2,085	1,203	3,288	(16)	190	148	2,752
Metallurgical Products	1,411	128	1,539	27	93	78	857
Production Systems	1,763	557	2,320	(101)	64	20	4,763
Services	1,005	960	1,965	67	42	14	3,306
Publishing and communications	346	14	360	3	8	3	227
Aviation(**)	1,532	2	1,534	210	69	130	3,206
Insurance (***)	4,834	82	4,916	147	47	14	19,041
Other companies and eliminations (****)	253	(3,530)	(3,277)	(91)	100	54	2,166
Group total	55,649	—	55,649	(762)	2,614	2,771	92,521

(*)	Intersegment net sales and revenues include revenues between Group companies consolidated line-by-line and reporting to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.
(**)	The Aviation Sector’s data is included up to the date of sale (July 1, 2003).
(***)	The Insurance Sector’s data is included up to the date of sale (May 2, 2003).
(****)	The operating income (loss) of “Other Companies” amounts to -120 million of euros in 2004, -137 million euros in 2003 and -105 million euros in 2002 .

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (v) Research and development expenses

     Each year significant expenditures are borne by the Group for research and development programs that generally cover a period of several years and which are charged to income in the year incurred.

     In 2004 and 2003 direct research and development expenses were 1,810 million euros and 1,747 million euros, respectively. For the most important projects, the Group has applied for financing to the Italian government and the European Community under related legislation.

     At the end of 2004, applications for multi-annual research and innovation projects that are under review or for which incentives are being paid, by the above authorities, show estimated expenditures in the relative applications amounting to approximately 997 million euros (an amount which also comprises projects on which the balance of the incentives was received in the same year). The Group has filed for or has already received low-rate loans for 226 million euros and grants for 436 million euros in respect of these projects, which could give rise to receipts for incentives in future years. The amounts received during 2004, referring to the aforementioned expenditures, totaled 22 million euros in low-rate loans and 52 million euros in grants, for a cumulative total at December 31, 2004 of 42 million euros in low-rate loans and 157 million euros in grants.

     The average interest rate on financing received for research and innovation at December 31, 2004 was 2.08% (2.27% for outstanding financing at December 31, 2003).

     (vi) Maintenance costs

     Maintenance costs charged to income in 2004 and 2003 amounted to 370 million euros and 435 million euros, respectively.

     (vii) Advertising costs

     Advertising costs charged to 2004 and 2003 amounted to 898 million euros and 921 million euros, respectively.

(22) Translation of foreign financial statements

     The principal exchange rates used in 2004, 2003 and 2002 to translate the foreign currency financial statements into euros were:

	2004 Average	At 12/31/2004	2003 Average	At 12/31/2003	2002 Average	At 12/31/2002
U.S. dollar	1.244	1.362	1.131	1.263	0.944	1.049
British sterling	0.679	0.705	0.692	0.705	0.628	0.651
Swiss franc	1.544	1.543	1.521	1.558	1.467	1.452
Polish zloty	4.526	4.084	4.398	4.717	3.854	4.020
Brazilian real	3.635	3.615	3.474	3.649	2.765	3.705
Argentine peso	3.664	4.045	3.335	3.713	2.957	3.534

     Amounts stated in dollars refer to U.S. dollars and, unless otherwise indicated, have been translated from euros at an assumed rate of U.S. dollars 1,3538 = euro 1, which is the noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes on December 31, 2004. The translation into U.S. dollars has been made solely for convenience and should not be construed as representations that the euro amounts

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     actually could have been converted into U.S. dollars at the rate indicated.

(23) Emoluments to directors and statutory auditors

	At December 31,
	2004			2003
	Fiat S.p.A.	Subsidiaries	Total	Fiat S.p.A.	Subsidiaries	Total
	(in thousands of euros)
Directors	5,128	7,167	12,295	4,764	6,904	11,668
Statutory Auditors	147	30	177	147	125	272

Total Emoluments	5,275	7,197	12,472	4,911	7,029	11,940

     These refer to emoluments to which the Directors and Statutory Auditors of Fiat S.p.A. are entitled for carrying out these functions also in other companies included in the scope of consolidation.

(24) Reconciliation to Generally Accepted Accounting Principles in the United States of America

     The consolidated financial statements of the Fiat Group are prepared in accordance with the accounting policies described above in the notes entitled “Form and content of the consolidated financial statements” and “Principles of consolidation and significant accounting policies” (hereinafter also referred to collectively as “Italian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences and their effect on consolidated net loss and stockholders’ equity are set out below.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (i) Net income (loss)

	Years Ended December 31,
	Note 24(v)
	Reference	2004	2004	2003	2002
		(in millions of		(as restated,	(as restated,
		U.S. Dollars)		see note 24(iv))	see note 24(iv))
		(note 22)
		(in millions of euros)
Net income (loss) as reported in the consolidated statements of operations under Italian GAAP		(2,147)	(1,586)	(1,900)	(3,948)
Items (increasing) decreasing reported loss, net of the effects of minority interest:
Reversal of depreciation of revalued property, plant and equipment	(d)	18	13	13	5
Capital gains on the sale of revalued property, plant and equipment	(d)	5	4	17	44
Difference of amortization period of Case goodwill	(e)	—	—	—	—
Effect of goodwill amortization	(e)	181	134	178	254
Impairment of goodwill	(e)	—	—	(14)	124
Difference in gains/losses on disposal of investments in subsidiaries, net of taxes	(f)	1	1	(589)	(62)
Accounting for Case acquisition	(g)	(124)	(92)	—	—
Accounting for Italenergia	(h)	42	31	20	(197)
Deferred revenue recognition—other	(h)	9	7	(119)	(92)
Accounting for Corso Marconi Immobiliare	(i)	(7)	(5)	(4)	(4)
Accounting for other real estate transactions	(i)	(28)	(21)	16	12
Write-off of deferred costs, net of effect of amortization	(j)	106	78	(217)	(49)
Adjustments to financial instruments—investments and securities	(k)	—	—	—	358
Accounting for derivative financial instruments	(k)	(612)	(452)	457	65
Accounting for employee benefits	(m)	(84)	(62)	(24)	(45)
Adjustments to restructuring provisions	(n)	(150)	(111)	(139)	84
Accounting for deferred income taxes	(o)	5	4	(436)	65
Treasury stock transactions	(p)	1	1	2	107
Vehicle sales incentives	(q)	(15)	(11)	(60)	(20)
Other accounting differences	(r)	(44)	(33)	(135)	(21)

Income (loss) in accordance with U.S. GAAP, before cumulative effect of a change in accounting principle		(2,843)	(2,100)	(2,934)	(3,320)

Cumulative effect of a change in accounting principle, net of tax	(e)	—	—	—	(586)

Net income (loss) in accordance with U.S. GAAP		(2,843)	(2,100)	(2,934)	(3,906)

Income (loss) from continuing operations in accordance with U.S. GAAP		(2,843)	(2,100)	(3,542)	(3,286)

Income (loss) from discontinued operations in accordance with U.S. GAAP	(f)	—	—	608	(34)

Income (loss) from cumulative effect of change in accounting principle, net of tax		—	—	—	(586)

Net income (loss) in accordance with U.S. GAAP		(2,843)	(2,100)	(2,934)	(3,906)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	Years Ended December 31,
	Note 24 (v)
	Reference	2004	2004	2003	2002
		(amounts in		(as restated,	(as restated,
		U.S. Dollars)		see note 24(iv))	see note 24(iv))
		(note 22)
			(amounts in euros)
Earnings per Ordinary and Preference share amounts in accordance with U.S. GAAP:	(a)
Basic and diluted EPS continuing—per Ordinary and Preference share amounts before change in accounting principles		(2.91)	(2.15)	(4.70)	(5.59)
Basic and diluted EPS discontinued—per Ordinary and Preference share amounts before change in accounting principles		—	—	0.81	(0.06)
Basic and diluted EPS effect of changes in accounting principles		—	—	—	(1.00)

Basic and diluted EPS in accordance with U.S. GAAP		(2.91)	(2.15)	(3.89)	(6.65)

Earnings per Savings share amounts in accordance with U.S. GAAP:

Basic and diluted EPS continuing—per Savings share amounts before change in accounting principles		(2.91)	(2.15)	(4.70)	(5.59)
Basic and diluted EPS discontinued—per Savings share amounts before change in accounting principles		—	—	0.81	(0.06)
Basic and diluted EPS effect of changes in accounting principles		—	—	—	(1.00)

Basic and diluted EPS in accordance with U.S. GAAP		(2.91)	(2.15)	(3.89)	(6.65)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (ii) Stockholders’ equity

	Note 24(v)	At December 31,	At December 31,
	Reference	2004	2004	2003
		(in millions of		(as restated,
		U.S. Dollars)		see note 24(iv))
		(note 22)
			(in millions of euros)
Stockholders’ equity as reported in the consolidated balance sheets under Italian GAAP		6,903	5,099	6,793
Items increasing (decreasing) stockholders’ equity:
Elimination of revaluation of fixed assets	(d)	(323)	(239)	(244)
Initial recognition of goodwill	(e)	651	481	480
Effect of goodwill amortization	(e)	672	496	409
Impairment of goodwill	(e)	(497)	(367)	(389)
Accounting for Case acquisition	(g)	(142)	(105)	(28)
Accounting for Italenergia	(h)	(165)	(122)	(158)
Deferred revenue recognition—other	(h)	(616)	(455)	(462)
Accounting for Corso Marconi Immobiliare	(i)	(198)	(146)	(142)
Accounting for other real estate transactions	(i)	(118)	(87)	(67)
Write-off of deferred costs, net of effect of amortization	(j)	(556)	(411)	(492)
Adjustments to financial instruments—investments and securities	(k)	131	97	82
Accounting for derivative financial instruments	(k)	31	23	425
Accounting for employee benefits	(m)	(875)	(647)	(558)
Adjustments to restructuring provisions	(n)	47	35	176
Accounting for deferred income taxes	(o)	(525)	(388)	(378)
Treasury stock transactions	(p)	(37)	(27)	(32)
Vehicle sales incentives	(q)	(367)	(271)	(260)
Other accounting differences	(r)	(336)	(248)	(220)

Stockholders’ equity in accordance with U.S. GAAP		3,680	2,718	4,935

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (iii) Changes in U.S. GAAP stockholders’ equity for the years ended December 31, 2004, 2003 and 2002

			Retained	Accumulated other comprehensive income (loss)
		Additional	earnings	Cumulative	Available-	Derivative	Minimum
	Capital	paid-in	(deficit) and	translation	for-sale	financial	pension	Treasury
	stock	capital	reserves	adjustment	securities	instruments	liability	stock	Total
	(in millions of euros)
Balance at December 31, 2001 (as restated, see note 24(iv))	2,753	2,619	6,213	22	(356)	(192)	(110)	(282)	10,667

Net income (loss)	—	—	(3,906)	—	—	—	—	—	(3,906)
Other comprehensive income (loss), net of tax	—	—	—	(1,390)	(234)	(15)	(330)	—	(1,969)
(Income) loss reclassified to earnings	—	—	—	51	364	—	—	—	415

Total comprehensive income									(5,460)
Changes in treasury stock	—	—	—	—	—	—	—	29	29
Rights issue	329	691	—	—	—	—	—	—	1,020
Dividends	—	—	(198)	—	—	—	—	—	(198)
Other	—	—	8	—	—	—	—	—	8
Balance at December 31, 2002 (as restated, see note 24(iv))	3,082	3,310	2,117	(1,317)	(226)	(207)	(440)	(253)	6,066

Net income (loss)	—	—	(2,934)	—	—	—	—	—	(2,934)
Other comprehensive income (loss), net of tax	—	—	—	(762)	80	237	24	—	(421)
(Income) loss reclassified to earnings	—	—	—	74	172	(50)	—	—	196

Total comprehensive income									(3,159)
Changes in treasury stock	—	—	—	—	—	—	—	221	221
Rights issue	1,836	(57)	—	—	—	—	—	—	1,779
Other	—	—	28	—	—	—	—	—	28
Balance at December 31, 2003 (as restated, see note 24(iv))	4,918	3,253	(789)	(2,005)	26	(20)	(416)	(32)	4,935

Net income (loss)	—	—	(2,100)	—	—	—	—	—	(2,100)
Other comprehensive income (loss), net of tax	—	—	—	(128)	58	22	(39)	—	(87)
(Income) loss reclassified to earnings	—	—	—	—	(36)	—	—	—	(36)

Total comprehensive income									(2,223)
Changes in treasury stock	—	—	—	—	—	—	—	6	6
Other	—	—	—	—	—	—	—	—	—
Balance at December 31, 2004	4,918	3,253	(2,889)	(2,133)	48	2	(455)	(26)	2,718

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (iv) Restatement of net income (loss) and stockholders’ equity in accordance with U.S. GAAP

     For fiscal years beginning on or after January 1, 2005, the Company is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), instead of Italian GAAP. The transition to IFRS has required the dedication of significant Company resources and detailed analysis of the Company’s financial reporting methods and systems, as well as the implementation of new systems, over an extended period of time. It has also entailed the review and analysis of many previously recorded transactions in order to determine their proper accounting and classification under IFRS.

     The Company published its first IFRS consolidated results in its report prepared in accordance with Italian reporting requirements for the quarter ended March 31, 2005, which was published in May 2005 and included prior-year comparative data in accordance with IFRS. This quarterly report also included certain 2004 financial data under IFRS, including a consolidated balance sheet as of January 1 and December 31, 2004, and a consolidated income statement for the year ended December 31, 2004, which were prepared for comparative purposes in accordance with IFRS 1—First-time Adoption of International Financial Reporting Standards (“IFRS 1”), based on the IFRS applicable from January 1, 2005, as published as of December 31, 2004, as retrospectively applied.

     The IFRS transition process and the review and analysis of previously recorded transactions inherent therein also caused the Company to re-evaluate its application of U.S. GAAP to certain categories of transactions, so as to ensure the appropriate identification of differences and similarities between U.S. GAAP and IFRS. As a result of this evaluation, which was carried out subsequent to the issuance of the Company’s consolidated financial statements for 2003, the Company concluded that it was necessary to restate its consolidated net income (loss) and stockholders’ equity under U.S. GAAP from the amounts previously reported. The effect of these U.S. GAAP restatements on the Group’s net loss for 2003 and 2002 and stockholders’ equity as of December 31, 2003, as calculated in accordance with U.S. GAAP, is summarized in the tables below, with additional detail on individual line items provided in the notes that follow. Related U.S. GAAP negative restatements with regard to years prior to 2002 amounting to 556 million euros have been implemented by restating beginning U.S. GAAP stockholders’ equity as of January 1, 2002 from 11,223 million euros to 10,667 million euros. These U.S. GAAP restatements have no impact on the Group’s Italian GAAP results and financial position as previously reported.

		2003	2002
		(in millions of euros)
Net loss in accordance with U.S. GAAP, as previously reported		(2,869)	(3,832)

Vehicle sales incentives	(a)	(60)	(20)
Vehicle sales with buy-back commitment	(b)	14	(14)
Employee benefits	(c)	(12)	(37)
Accounting for Corso Marconi Immobiliare	(d)	(17)	(9)
Other real estate transactions	(e)	7	5
Other	(f)	1	(2)
Income taxes	(g)	2	3

Net loss in accordance with U.S. GAAP, as restated		(2,934)	(3,906)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	Years Ended December 31,
	2003		2002
	As previously		As previously
	reported	As restated	reported	As restated
	(amounts in euros)
Earnings per Ordinary and Preference share amounts in accordance with U.S. GAAP:
Basic and diluted EPS continuing- per Ordinary and Preference share amounts before change in accounting principles	(4.62)	(4.70)	(5.46)	(5.59)
Basic and diluted EPS discontinued- per Ordinary and Preference share amounts before change in accounting principles	0.81	0.81	(0.06)	(0.06)
Basic and diluted EPS effect of changes in accounting principles	—	—	(1.00)	(1.00)

Basic and diluted EPS in accordance with U.S. GAAP	(3.81)	(3.89)	(6.52)	(6.65)

Earnings per Savings share amounts in accordance with U.S. GAAP
Basic and diluted EPS continuing- per Savings share amounts before change in accounting principles	(4.62)	(4.70)	(5.46)	(5.59)
Basic and diluted EPS discontinued- per Savings share amounts before change in accounting principles	0.81	0.81	(0.06)	(0.06)
Basic and diluted EPS effect of changes in accounting principles	—	—	(1.00)	(1.00)

Basic and diluted EPS in accordance with U.S. GAAP	(3.81)	(3.89)	(6.52)	(6.65)

		At
		December 31,
		2003
		(in millions of
		euros)
Stockholders’ equity in accordance with U.S. GAAP, as previously reported		5,626

Vehicle sales incentives	(a)	(260)
Vehicle sales with buy-back commitment	(b)	(67)
Employee benefits	(c)	(138)
Accounting for Corso Marconi Immobiliare	(d)	(75)
Other real estate transactions	(e)	(36)
Other	(f)	(113)
Income taxes	(g)	(2)

Stockholders’ equity in accordance with U.S. GAAP, as restated		4,935

     (a) Vehicle sales incentives—In 2003 and prior years, the Company had determined on the basis of the guidance in EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-09”) that certain vehicle sales incentive programs generally made available to Fiat dealers should be considered voluntary, since there was no legal obligation to pay the incentives. Accordingly, the Company had concluded that under U.S. GAAP, as under Italian GAAP, a corresponding liability should not be accrued until the communication to dealers of the specific sales incentives to be provided in any particular instance, which is generally after the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

relevant vehicles are sold to the dealers. During 2004, in the context of its transition to IFRS and in particular its application of International Accounting Standard No. 37 “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”), the Company conducted additional analysis in this area and concluded that, because of an established pattern of past practices and actions, it had created a constructive obligation to provide certain forms of sales incentives to Fiat dealers on a continuing basis, and that it was therefore appropriate to recognize a liability for such obligation under IAS 37 in its IFRS consolidated financial statements as of the time the vehicles are sold to the dealers. As a consequence, the Company also concluded that such incentives should not have been considered voluntary under EITF 01-09 for U.S. GAAP purposes and that an accrual for the estimated amount of the incentives should have been recorded as a reduction of revenues on the date that the vehicles were sold to the dealers. Accordingly, consolidated net income (loss) and stockholders’ equity as determined under U.S. GAAP have been restated to reflect these accruals.

     (b) Vehicle sales with buy-back commitment—The Group sells vehicles to certain customers with a commitment to buy-back all or some of the vehicles after a specified period at a guaranteed price. In its Italian GAAP financial statements, the Group recorded the sale of the vehicles and accounted for this buy-back commitment by recording a provision for the difference between the guaranteed residual value of the vehicles to be bought back and their estimated realizable value, taking into account the probability that the buy-back option would be exercised. The Company has concluded that the appropriate accounting for these transactions under U.S. GAAP is to follow the guidance in EITF No. 95-01, “Revenue Recognition on Sales with a Guaranteed Minimum Resale Value” (“EITF 95-01”), whereby the Group is precluded from recognizing a sale of vehicles if it guarantees the resale value of the equipment to the purchaser and accounts for the transaction as an operating or sales-type lease, and applied that guidance for U.S. GAAP purposes to all such transactions it had identified at the time of preparing its prior period financial statements. However, during 2004, in the context of the transition to IFRS and the related implementation of more developed accounting systems and processes in this area, the Company identified certain sales arrangements with buy-back commitments that had not been taken into account in the preparation of its prior period reconciliations to U.S. GAAP. Accordingly, consolidated net income (loss) and stockholders’ equity as determined under U.S. GAAP have been restated to account for these newly identified transactions in accordance with EITF 95-01.

     (c) Employee benefits—During 2004, in the context of its transition to IFRS, the Company identified certain benefit plans that under IFRS are required to be accounted for in accordance with International Accounting Standard No. 19 “Employee Benefits”. Accordingly, the Company developed the accounting procedures necessary to make the appropriate benefit accrual using actuarial methods with effect from January 1, 2004. As similar actuarial accruals are required under U.S. GAAP, the impact of such accruals with regard to these newly identified additional plans has been reflected in the restatements of consolidated net income (loss) and stockholders’ equity as determined under U.S. GAAP.

     (d) Accounting for Corso Marconi Immobiliare—In 1998, the Group entered into a real estate sale-leaseback transaction that was accounted for as a sale and operating leaseback under Italian GAAP; in prior years’ U.S. GAAP reconciliations the original gain on the transaction was deferred and credited to income over the 22 year lease term. Subsequent to the issuance of the Group’s financial statements for 2003, and in the context of its transition to IFRS, the Company determined that the counterparty to the transaction Corso Marconi Immobilare (“CMI”) should be considered a special purpose entity (“SPE”) and should be consolidated for IFRS purposes in accordance with SIC 12 “Consolidation—Special Purpose Entities”, because the majority owner of the SPE made only a nominal capital investment, the activities of the SPE were virtually all on the Group’s behalf, and the substantive risks and rewards of the SPE rested with the Group. In the light of this conclusion, it was determined that CMI should also have been considered an SPE requiring consolidation under U.S. GAAP. The full consolidation of CMI has

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

therefore been reflected in the restatements of consolidated net income (loss) and stockholders’ equity as determined under U.S. GAAP.

     (e) Other real estate transactions—In 2001, the Group sold certain real estate under arrangements including put and call options. Under both Italian GAAP and U.S. GAAP, these transactions were accounted for as a sale, and a gain of 22 million euros was recognized. Subsequent to the issuance of the Group’s financial statements for 2003, and in the context of its transition to IFRS, the Company determined that the existence of these put and call options precludes the recognition of the underlying transactions as a sale under both IFRS and U.S. GAAP. Accordingly, consolidated net income (loss) and stockholders’ equity as determined under U.S. GAAP have been restated to account for the transactions as financings and the gain has been reversed.

     (f) Other—Other items consist principally of the elimination of the depreciation of certain land on which buildings owned by the Group are situated, an accounting treatment permitted under Italian GAAP, offset by (i) adjustments made to the carrying values of investments in associated companies accounted for under the equity method, due to differences between Italian GAAP and U.S. GAAP in the determination of the post-formation or post-acquisition results of the investee, (ii) the valuation of certain written put options, which for Italian GAAP purposes are not recognized before they become probable of being exercised, and (iii) certain other minor adjustments.

     (g) Income taxes—This line item consists of the deferred tax effect of items (a) to (f) and certain minor adjustments to taxes.

     (v) Description of reconciling items and other U.S. GAAP disclosures

     Comments on the above and other differences between the Group’s accounting policies and U.S. GAAP are as follows:

     (a) Earnings per share—The net income (loss) per share amounts in accordance with U.S. GAAP (basic and diluted) for each of the years ended December 31, 2004, 2003 and 2002 have been calculated in accordance with the provisions of SFAS No. 128, “Earnings per Share” (“SFAS No. 128” and “EPS”, respectively) using the method for two-class ordinary shares and participating securities, as prescribed therein. Under this method both for the basic and the diluted earnings per share computation, net income (loss) remaining after dividends allocated to ordinary, preference and savings shares was allocated equally to the aggregate weighted average number of ordinary, preference and savings shares outstanding.

     Consistent with SFAS No. 128, the Group has retroactively adjusted the weighted average number of shares outstanding for the year ended December 31, 2002, related to the 2003 rights issue. SFAS No. 128 requires that EPS be adjusted for all periods presented for the portion of the capital increase that is the equivalent of a stock dividend.

     For the basic EPS calculation, the weighted average number of outstanding shares was 979 million in 2004, 753 million in 2003 and 588 million in 2002. The considerations for diluted earnings per share are discussed below. No dividends were allocated to ordinary, preference and savings shares in 2004, 2003 or 2002.

     SFAS No. 128 requires the presentation of both basic and diluted earnings per share. As a result of net losses for the years ended December 31, 2004, 2003 and 2002, any effect would reduce the loss per share; therefore, diluted EPS is reported as equal to basic EPS.

     (b) Estimates—In the preparation of financial statements in conformity with U.S. GAAP, as under Italian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

     (c) Translation of financial statements of subsidiaries operating in highly inflationary economies—The financial statements of the subsidiaries operating in highly inflationary economies have been adjusted in accordance with inflation accounting procedures (consistent with IAS No. 29 “Financial Reporting in Hyperinflationary Economies”), calculating historical costs on the basis of indices deemed representative of the real change in the purchasing power of the local currencies; consistent with this procedure, the financial statements are translated into the Group’s reporting currency at year-end exchange rates. Economies are defined as being highly inflationary when cumulative inflation exceeds 100% over the latest three-year period. The Group’s inflation accounting policy and procedures differ from the U.S. GAAP requirements of SFAS No. 52, “Foreign Currency Translation” with respect to the translation of financial statements of entities operating in highly inflationary economies. Under U.S. GAAP, the translation of financial statements of subsidiaries operating in highly inflationary economies is based on local currency financial statements on a historical cost basis after reversing all adjustments made to take into account of inflation. These financial statements are then translated into the Group’s reporting currency by applying historical exchange rates to non-monetary items and current exchange rates to monetary items. All exchange adjustments arising in this remeasurement process are recorded in income.

     As permitted by Item 18 of Form 20-F, foreign registrants that account for operations in highly inflationary economies in a manner consistent with IAS No. 29 using the historical cost/constant currency method, need not quantify the differences in translation methodology compared to U.S. GAAP. Nevertheless, where practicable, the Group has included the differences between accounting for operations in highly inflationary economies using international and U.S. accounting principles in the reconciliations of net income (loss) and stockholders’ equity under the caption “Other accounting differences”.

     (d) Revaluation of fixed assets -Fiat revalued certain property, plant and equipment in its Italian GAAP financial statements, in 1983 and prior years to amounts in excess of historical cost, as permitted by law (see “Principles of consolidation and significant accounting policies”); additionally, in 1991, under Italian Law 413/91 Italian companies were obliged to revalue industrial and commercial land and buildings, using prescribed coefficients. In countries other than Italy, the values of property, plant and equipment have also been adjusted where specific laws of the country in which the assets are located have allowed or required revaluation. Such revaluations recorded under Italian GAAP have been credited to stockholders’ equity and the revalued assets are being or have been depreciated over their remaining useful lives.

     U.S. GAAP does not permit the revaluation of fixed assets and consequently such revaluations and the related depreciation and impairments are eliminated in the reconciliation to U.S. GAAP. In addition, the capital gain differences arising upon the sale of revalued fixed assets are stated separately in the caption “Capital gains on the sale of revalued property, plant and equipment.” The gross asset increase due to revaluation was 548 million euros and 574 million euros at December 31, 2004 and 2003, respectively.

     (e) Goodwill—The Group’s accounting policy related to accounting for goodwill under Italian GAAP is described in the notes under “Principles of consolidation and significant accounting policies”. These policies differ in certain respects from those required under U.S. GAAP, as further described below.

     (e.i) Initial recognition of goodwill—Under Italian GAAP, goodwill on acquisitions through December 31, 1993 was accounted for as a direct reduction of stockholders’ equity whereas goodwill on acquisitions made in subsequent periods has been recorded as an intangible asset under the caption

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

“Differences on consolidation” (or “Goodwill”, if acquired specifically for consideration) and amortized over its estimated period of recoverability. Under U.S. GAAP through December 31, 2001, goodwill was recorded on the balance sheet as an intangible asset in the consolidated accounts of the acquiring company and then amortized to income on a straight line basis over a period not exceeding 40 years. In the U.S. GAAP reconciliation tables shown above, the Group’s goodwill previously charged to equity under Italian GAAP is reinstated under U.S. GAAP, and until December 31, 2001 was amortized over a 30-year period (see (e.ii) below). This reconciling item also includes other differences on goodwill recorded in purchase accounting subsequent to 1993 due to U.S. GAAP adjustments applicable to acquired companies.

     (e.ii) Effects of goodwill amortization—Until December 31, 2001, the goodwill arising on the purchase of the Equipment Operations of the Case Group by CNH Global N.V. was amortized on a straight line basis over a 30-year period in the consolidated financial statements of that company prepared in accordance with U.S. GAAP, giving rise to a reconciling item, as under Italian GAAP the amortization period for this goodwill is limited to 20 years.

     Additionally, as required by SFAS No.142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), the Group does not amortize goodwill or intangible assets with indefinite useful lives acquired after June 30, 2001 and ceased amortization of goodwill and intangible assets with indefinite useful lives acquired up to June 30, 2001 on January 1, 2002. These assets are now subjected to impairment testing at least annually. Intangible assets that have finite useful lives continue to be amortized over their useful lives. Italian GAAP requires that goodwill and other intangible assets be amortized over their useful lives.

     This line item in the U.S. GAAP reconciliation reflects the difference in amortization periods before January 1, 2002 and the reversal of the goodwill amortization recorded in the consolidated financial statements for Italian GAAP purposes after January 1, 2002.

     (e.iii) Impairment of goodwill—The U.S. GAAP goodwill balances at January 1, 2002, the date of adoption of SFAS No. 142, were tested for impairment and, as stated above, goodwill is tested at least annually thereafter. In performing such tests, the method for determining the fair value of reporting units combines various valuation techniques and in particular those based on discounted cash flows, market comparables, or, when applicable, evidence provided by specific transactions for disposal of reporting units after the measurement date but prior to preparation of the financial statements.

     The Group recorded a total impairment charge of 25 million euros in 2004 for both Italian and U.S. GAAP. An analysis of the variations in the cumulative impairment charges recorded for U.S. GAAP in 2004 is as follows:

	Effect on					Effect on
	stockholders’				Effect on net	stockholders’
	equity at				income (loss)	equity at
Sector	Jan. 1, 2004	Exchange differences	Disposals	Other	for 2004	Dec. 31, 2004
	(in millions of euros)
Automobiles	(26)	—	—	—	—	(26)
Agricultural and Construction Equipment	(239)	16	—	1	—	(222)
Commercial Vehicles	(10)	—	—	—	(20)	(30)
Components	(186)	—	—	—	—	(186)
Production Systems	(162)	4	—	—	—	(158)
Metallurgical Products	(28)	—	—	—	(5)	(33)
Services	(20)	—	—	—	—	(20)
Other companies	(71)	1	—	—	—	(70)

Total Group	(742)	21	—	1	(25)	(745)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	Effect on					Effect on
	stockholders’				Effect on net	stockholders’
	equity at				income (loss)	equity at
Sector	Jan. 1, 2004	Exchange differences	Disposals	Other	for 2004	Dec. 31, 2004
	(in millions of euros)
Less: Impairment charges recorded for Italian GAAP	353	—	—	—	25	378

Total U.S. GAAP adjustments	(389)	21	—	1	—	(367)

     During 2003, the Group recorded a total impairment charge of 50 million euros, of which 36 million euros was recorded in the Italian GAAP financial statements. An analysis of the movements of the cumulative impairment charges recorded for U.S. GAAP during 2003 is detailed as follows:

	Effect on					Effect on
	stockholders’				Effect on net	stockholders’
	equity at				income (loss)	equity at
Sector	Jan. 1, 2003	Exchange differences	Disposals	Other	for 2003	Dec. 31, 2003
	(in millions of euros)
Automobiles	(26)	—	—	—	—	(26)
Agricultural and Construction Equipment	(285)	45	—	1	—	(239)
Commercial Vehicles	(213)	—	213		(10)	(10)
Components	(161)	—	—		(25)	(186)
Production Systems	(182)	21	—	(1)	—	(162)
Metallurgical Products	(27)	—	—	(1)	—	(28)
Services	(10)	—	—	—	(10)	(20)
Other companies	(66)	—	—	—	(5)	(71)

Total Group	(970)	66	213	(1)	(50)	(742)
Less: Impairment charges recorded for Italian GAAP	530	—	(213)	—	36	353

Total U.S. GAAP adjustments	(440)	66	—	(1)	(14)	(389)

     During 2002, the Group recorded a total impairment charge of 992 million euros, of which 586 million euros represents the cumulative effect of the change in accounting principle as of January 1, 2002.

	Effect on net income (loss)
	for the year ended December 31, 2002			Effect on
				stockholders’
	Initial			equity at
Sector	adoption	Current period	Total	Dec. 31, 2002
	(in millions of euros)
Automobiles	—	—	—	(26)
Agricultural and Construction Equipment	(302)	(12)	(314)	(285)
Commercial Vehicles	—	(213)	(213)	(213)
Components	—	(161)	(161)	(161)
Production Systems	(191)	(10)	(201)	(182)
Metallurgical Products	(27)	—	(27)	(27)
Services	—	(10)	(10)	(10)
Other companies	(66)	—	(66)	(66)

Total Group	(586)	(406)	(992)	(970)
Less: Impairment charges recorded for Italian GAAP	—	530	530	530

Total U.S. GAAP adjustments	(586)	124	(462)	(440)

     The additional impairment charge under U.S. GAAP compared to the Italian GAAP financial statements is attributable to the net effects of: a) goodwill reinstated for U.S. GAAP reporting; b) the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

reversal of amortization for U.S. GAAP reporting from January 1, 2002, and c) increases in the fair value of goodwill which occurred in 2002 between the date of initial adoption (January 1, 2002) and year-end, that did not give rise to an adjustment to the initial impairment charge reflected in the carrying value of goodwill for U.S. GAAP reporting but were considered in the Italian GAAP impairment charges.

     (f) Difference in gains/losses on disposal of investments in subsidiaries, net of taxes - Gains or losses on disposals of investments arising from the sale of interests in subsidiaries as recorded in the Group’s consolidated statements of operations are adjusted to reflect the higher or lower U.S. GAAP basis of the underlying equity of the disposed investment. Negative adjustments primarily relate to the different methods of accounting for goodwill (see paragraph (e) above) and insurance reserves, as applicable to the disposal of the Group’s Insurance Sector in 2003, in the U.S. GAAP value of the subsidiary’s net equity, thereby resulting in lower gains on sale on a U.S. GAAP basis; positive adjustments relate primarily to the effect of reversal of the revaluation of fixed assets which is included in the Italian GAAP value of the subsidiary’s net equity. This item also includes cumulative translation adjustments related to the disposals, that are reclassified under U.S. GAAP from Accumulated Other Comprehensive Income (“AOCI”) to income at the time of disposal, while for Italian GAAP purposes such reclassification is not required.

     (f.i) Discontinued operations—The Group considers that none of the events of 2004 or any of the transactions in the year gives rise to the requirement to report the results of operations as discontinued operations, as that term is defined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

     During 2003, the Group sold certain components, as defined in SFAS No. 144, and specifically its investments in Toro Assicurazioni (the Group’s Insurance Sector), the aerospace activities of FiatAvio (the Group’s Aviation Sector, a component of the Other Diversified Sectors), Fraikin (a component of the Commercial Vehicles Sector), and a controlling interest in IPI S.p.A. (also a component of the Other Diversified Sectors).

     Under Italian GAAP, no restatement of the financial information presented in previous years is required after a divestiture has occurred. Under U.S. GAAP, in accordance with SFAS No. 144, the discontinued operations of a component are retroactively separated from the continuing operations of an entity when the operations and cash flows of a component will be eliminated from the ongoing operations of an entity as a result of a disposal transaction and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. The following paragraphs provide disclosures on discontinued operations required by U.S. GAAP.

     Toro Assicurazioni (Insurance Sector)

     The disposal of Toro Assicurazioni was effective as of May 2, 2003 and gave rise to a gain on disposal for Italian GAAP reporting purposes of 390 million euros (279 million euros after tax).

     The results of operations of the discontinued operations related to the Insurance Sector in each period presented are as follows (in millions of euros):

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	2003 (*)	2002
Amounts as reported under Italian GAAP

Net Revenues	1,654	4,916

Income (loss) before taxes	76	(31)
Income taxes	(33)	(4)
Minority interest	(5)	7

Net income (loss)	38	(28)
Gain on disposal, net of taxes	279	—

Net income (loss) on discontinued operations	317	(28)
U.S. GAAP adjustments	(495)	66

Net income (loss) on discontinued operations under U.S. GAAP	(178)	38

(*)	The Insurance Sector’s data are included up to the date of sale (May 2003)

     At December 31, 2002, the total assets of the Insurance Sector as reported under Italian GAAP amounted to approximately 19,463 million euros. The principal U.S. GAAP adjustments related to the actuarial methods and assumptions used to determine life insurance reserves and accounting for policy acquisition costs and investments under Italian GAAP and U.S. GAAP. The cumulative effects of the U.S. GAAP differences arising through December 31, 2002 were eliminated on the disposal of the Sector in May 2003.

     FiatAvio and IPI S.p.A. (Other Diversified Sectors)

     The disposal of the aerospace activities of FiatAvio was effective July 1, 2003 and gave rise to a gain on disposal for Italian GAAP reporting purposes of approximately 1,258 million euros (781 million euros after tax).

     The results of operations of the discontinued operations related to FiatAvio in each period presented are as follows (in millions of euros):

	2003 (*)	2002
Amounts as reported under Italian GAAP

Net Revenues	623	1,499

Income (loss) before taxes	40	199
Income taxes	(25)	(76)
Minority interest	—	—

Net income (loss)	15	123
Gain on disposal, net of taxes	781	—

Net income (loss) on discontinued operations	796	123
U.S. GAAP adjustments	(1)	2

Net income (loss) on discontinued operations as reported under U.S. GAAP	795	125

(*)	The aerospace activities of Aviation Sector’s data are included up to the date of sale (July 2003)

     At December 31, 2002, the total assets of the FiatAvio as reported under Italian GAAP amounted to approximately 1,266 million euros.

     The disposal of the Group’s controlling interest in IPI S.p.A. was completed effective January 1, 2003; the gain on disposal for Italian GAAP reporting purposes was approximately 15 million euros, with no material tax effect.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     The results of operations of the discontinued operations related to IPI in each period presented are as follows (in millions of euros):

	2003 (*)	2002
Amounts as reported under Italian GAAP

Net Revenues	—	29

Income (loss) before taxes	—	19
Income taxes	—	(7)
Minority interest	—	(4)

Net Income (loss)	—	8
Gain on disposal, net of taxes	15	—

Net income (loss) on discontinued operations	15	8
U.S. GAAP adjustments	—	—

Net income (loss) on discontinued operations under U.S. GAAP	15	8

(*)	Since the transaction was effective January 1, 2003, there was no operating activity relating to IPI during 2003.

     At December 31, 2002, the total assets of IPI as reported under Italian GAAP amounted to approximately 54 million euros.

     The combined results of operations of the discontinued operations related to the Other Diversified Sector in each period presented are therefore as follows (in millions of euros):

	2003	2002
Amounts as reported under Italian GAAP

Net Revenues	623	1,528

Income (loss) before taxes	40	218
Income taxes	(25)	(83)
Minority interest	—	(4)

Net Income (loss)	15	131
Gain on disposal, net of taxes	796	—

Net income (loss) on discontinued operations	811	131
U.S. GAAP adjustments	(1)	2

Net income (loss) on discontinued operations under U.S. GAAP	810	133

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

     The results of operations of the discontinued operations related to the Commercial Vehicles Sector are as follows (in millions of euros):

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	2003*	2002
Amounts as reported under Italian GAAP

Net Revenues	—	517

Income (loss) before taxes	—	(188)
Income taxes	—	(17)
Minority interest	—	—

Net Income (loss)	—	(205)
Loss on disposal, net of taxes	(24)	—

Net income (loss) on discontinued operations	(24)	(205)
U.S. GAAP adjustments	—	—

Net income (loss) on discontinued operations under U.S. GAAP	(24)	(205)

(*)	Since the transaction was effective January 1, 2003, there was no operating activity related to Fraikin during 2003.

     At December 31, 2002, the total assets of Fraikin as reported under Italian GAAP amounted to 717 million euros. The Sector recorded an impairment charge related primarily to goodwill in 2002 of 210 million euros.

     Total Discontinued Operations

     The combined results of operations of the discontinued operations detailed above in each period presented are as follows (in millions of euros):

	2003	2002
Amounts as reported under Italian GAAP

Net Revenues	2,277	6,961

Income (loss) before taxes	116	(1)
Income taxes	(58)	(104)
Minority interest	(5)	3

Net Income (loss)	53	(102)
Gain on disposal, net of taxes	1,051	—

Net income (loss) on discontinued operations	1,104	(102)
U.S. GAAP adjustments	(496)	68

Net income (loss) on discontinued operations as reported under U.S. GAAP	608	(34)

     In addition to the disposal of investments in subsidiaries that meet the criteria for discontinued operations, the disposal of other investments not meeting these criteria resulted in additional differences in the gain or loss on disposal under U.S. GAAP. These differences amounted to 1 million euro gain, 93 million euro loss and 130 million euro loss in 2004, 2003 and 2002, respectively.

     (g) Accounting for Case acquisition—Fiat’s Italian GAAP consolidated financial statements at December 31, 1999 did not consolidate the financial statements of the Case Group, which was acquired on November 12, 1999, on the basis that it would not have been practicable to obtain the necessary information on a timely basis without disproportionate expense; accordingly for Italian GAAP purposes, the Case Group was consolidated and related purchase accounting entries were recorded effective January 1, 2000. U.S. GAAP in effect at that date did not permit the exclusion of controlled companies from consolidation unless control was considered to be temporary. Accordingly, for U.S. GAAP purposes, the net loss incurred by the Case Group from the date of acquisition to December 31, 1999 was included in determining net income (loss) and stockholders’ equity of the Group in accordance with U.S. GAAP as of December 31, 1999. The adjustments reflected in the reconciliation relate to the effect of this difference in the calculation of goodwill arising on the acquisition of the Case Group, which was determined in the Italian GAAP consolidated financial statements as of January 1, 2000.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     In addition, under both Italian and U.S. GAAP, companies generally have one year after the consummation of a business combination to adjust the purchase price allocation of goodwill generated in the transaction. After one year, these adjustments generally have to be recorded in the statement of operations under Italian GAAP and U.S. GAAP. U.S. GAAP provides an exemption for adjustments related to income tax items in accordance with EITF Issue No. 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination” (“EITF No. 93-7”), which permits adjustment to goodwill for tax-related items after the one-year period.

     During 2004, the likelihood of realization of the tax benefits of certain tax loss carry-forwards related to the Case acquisition, for which a valuation allowance of 92 million euros had been recognized, increased. As a result, this amount was no longer required. Under Italian GAAP, the elimination of this valuation allowance was recorded in income. Under U.S. GAAP, this effect is recorded as a reduction of goodwill.

     The remaining difference in stockholders’ equity relates to foreign exchange differences.

     (h) Deferred revenue recognition—Certain transactions which are recognized as sales under Italian GAAP on the basis that legal title has been transferred are accounted for as financing transactions or as operating lease arrangements under U.S. GAAP, since at the date of the transfer of title, the buyer may have yet to resell, consume or use the product, or since the risks and rewards of ownership have not yet substantially transferred. This has the effect of deferring the moment at which revenues, margins or gains on disposal of assets are recognized.

     (h.i) Accounting for Italenergia—In 2001, the Company acquired a 38.6% shareholding in Italenergia S.p.A., now Italenergia Bis (“Italenergia”), a company formed between Fiat, Electricité de France (“EDF”) and certain financial investors for the purpose of acquiring control of the Montedison- Edison (“Edison”) group through tender offers. Italenergia assumed effective control of Edison at the end of the third quarter of 2001 and consolidated Edison from October 1, 2001. In 2002, as more fully explained in Note 3, the stockholders of Italenergia entered into agreements which resulted, among other things, in the transfer of a 14% interest in Italenergia from Fiat to other stockholders (with a put option that would require Fiat to repurchase the shares transferred in certain circumstances) and the assignment to Fiat of a put option to sell its remaining shares in Italenergia to EDF in 2005 based on market values at that date, but subject to a contractually agreed minimum price which is in excess of book values.

     Fiat accounts for its investments in Italenergia under the equity method under Italian GAAP, as it held a 38.6% shareholding through September 30, 2002 and has held a 24.6% shareholding from October 1, 2002 to date; for Italian GAAP, the Group recorded a gain of 189 million euros before taxes in 2002 on the sale of the 14% interest to other stockholders effective September 30, 2002. Under U.S. GAAP, the transfer of the 14% interest in Italenergia to the other stockholders is not considered to meet the requirements for sale accounting set out in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, mainly due to the existence of the put options granted to the transferees and de facto constraints on the transferees’ ability to pledge or exchange the transferred assets in the period from the sale through 2005. Accordingly, for the purpose of determining U.S. GAAP, net income (loss) for the years ended December 31, 2004, 2003 and 2002 and U.S. GAAP stockholders’ equity at December 31, 2004 and 2003, the gain on sale recorded under Italian GAAP in 2002 is reversed, and the results of applying the equity method of accounting to the investment in Italenergia are recomputed to reflect a 38.6% interest in the results of operations and stockholders’ equity of the investee, adjusted for the differences between Italian GAAP and U.S. GAAP. The most significant of such differences relates to the effects of applying SFAS No. 142.

     (h.ii) Accounting for SCDR—In 2001, the Group participated with a specialist logistics operator and other financial investors in the formation of “Società di Commercializzazione e Distribuzione Ricambi S.p.A” (“SCDR”), a company whose principal activity is the purchase of spare parts from Fiat Auto for sale to end customers. The Group’s investment in SCDR represents 19% of SCDR’s capital and is accounted for under the equity method for Italian GAAP. SCDR had total assets at December 31, 2004 of 1,455 million euros and its revenue for the year then ended amounted to 1,488 million euros.

     Due to the nature of the contractual arrangements, the sale of inventories by Fiat Auto S.p.A. to SCDR transfers the legal title of the assets, but does not transfer the substantial risks and rewards of

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

ownership of the assets. Until December 31, 2003, the transfer of the assets to SCDR was considered under U.S. GAAP to be a financing transaction, under which the revenue recorded for Italian GAAP could only be recognized when the inventories were sold by SCDR to third parties. The U.S. GAAP adjustment increases the net loss for the years ended December 31, 2003 and 2002 by 68 million euros and 18 million euros, respectively.

     In 2003, SCDR was identified as a variable interest entity (“VIE”) and in 2004, as part of the adoption of FASB Interpretation 46 (revised), “Consolidation of Variable Interest Entities”, which is described in Note 24(w.ii), the Company determined it was the primary beneficiary of SCDR. As a consequence, under U.S. GAAP, SCDR has been consolidated starting January 1, 2004. There is, however, no cumulative effect of this accounting change on the U.S. GAAP net income (loss) and stockholders’ equity at January 1, 2004 due to the Group’s historical accounting treatment of sales to SCDR. The U.S. GAAP adjustment increases the net loss for the year ended December 31, 2004 by 4 million euros.

     (h.iii) Vehicle sales with a buy-back commitment—Under Italian GAAP, the Group recognizes revenues from sales of products when title passes to the customer, which is generally at the time of shipment. For vehicle sale contracts with a buy-back commitment at a guaranteed predetermined price, the Group records a specific provision for future risks and charges, based on the difference between the guaranteed residual value and the estimated realizable value of vehicles, taking into account the estimated cost of refurbishing the vehicles and the probability that the buy-back option will be exercised. This reserve is established at the time of the initial sale and adjusted periodically over the period of the contract.

     Under U.S. GAAP, these transactions are accounted for under EITF No. 95-01, “Revenue Recognition on Sales with a Guaranteed Minimum Resale Value” (“EITF No. 95-01”) whereby the Company is precluded from recognizing a sale of vehicles because it guarantees the resale value of the equipment to the purchaser and accounts for the transaction as an operating or sales-type lease. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period, is depreciated on a straight-line basis over the duration of the contract. The initial sale price received is accounted for as a liability. The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the duration of the contract.

     The U.S. GAAP adjustments reduce stockholders’ equity at December 31, 2004 and 2003 by 178 million euros and 192 million euros, respectively, and decreased net loss for the year ended December 31, 2004 by 14 million euros and increased net loss for the years ended December 31, 2003 and 2002 by 53 million euros and 14 million euros, respectively.

     (i) Real estate transactions—In the period from 1998 to 2001, the Group entered into real estate transactions whose accounting treatment under U.S. GAAP differed from that under Italian GAAP, the consequences of which are discussed below.

     (i.i) Accounting for Corso Marconi Immobiliare—In 1998, the Group entered into real estate sale-leaseback transactions with a special purpose entity, Corso Marconi Immobiliare (“CMI”). The average term of the leaseback was approximately 22 years with aggregate annual lease payments of approximately 15 million euros. In 2004, the Group purchased a written call option from the equity investor in CMI, which permitted the Group to acquire CMI at its Italian GAAP net book value. The option was exercised in 2005.

     Under Italian GAAP, the sale-leaseback transactions with CMI were recorded as sales of real estate and operating leasebacks. Buildings with a carrying value of 107 million euros were derecognized

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

from the balance sheet at the date of the sale, resulting in a gain of 42 million euros, net of tax of 31 million euros. Under U.S. GAAP, CMI is consolidated and the sales of the buildings are not recognized because the sole equity investor only made a nominal capital investment, the activities of CMI were virtually all on the Group’s behalf, and the substantive risks and rewards of CMI remained with the Group.

     (i.ii) Other real estate transactions—In 2001, the Group entered into certain real estate sale-leaseback transactions.

     One transaction involved the sale of certain property and its leaseback, over a term of 12 years with aggregate lease payments over the full lease term of approximately 22 million euros; the arrangement includes a purchase option. Under this transaction a gain of 16 million euros before taxes was recognized for Italian GAAP and assets having a carrying value of 6 million euros were removed from the balance sheet. A further set of transactions involved the sale of property under three lease arrangements having terms of 5, 5 1/2 and 6 years and aggregate lease payments over the full lease terms of approximately 34 million euros. As a result of these transactions, a net gain of 35 million euros was recognized under Italian GAAP and assets with a carrying value of 53 million euros were derecognized from the balance sheet.

     Under U.S. GAAP, the purchase options represent a form of continuing involvement that precludes sale and leaseback accounting, and accordingly, each of these transactions has been accounted for as a financing whereby the properties continue to be recorded by the Group, the sales proceeds are reflected as a financing obligation, and lease payments have been allocated between interest expense and amortization of the financing obligation.

     In a further transaction, the Group sold certain real estate under arrangements including put and call options. Under Italian GAAP these transactions were recorded as a sale, and a gain of 22 million euros was recognized. Under U.S. GAAP, the existence of these options precludes the recognition of the sale and, accordingly, the gain has not been recognized and the transaction has been accounted for as a financing.

     (j) Write-off of deferred costs, net of effect of amortization—The Group defers certain costs under Italian GAAP, which should be expensed as incurred under U.S. GAAP. The adjustment to write-off these costs and reverse the related amortization principally relates to the following items:

•	Start-up and expansion costs (including costs incurred in connection with capital increases). These costs are deferred under Italian GAAP and amortized on a straight-line basis over the estimated period of future benefit. Under U.S. GAAP, these costs are expensed as incurred; costs incurred in connection with capital increases are deducted directly from the proceeds of the increase.

•	Certain research and development costs are deferred under Italian GAAP in those limited situations in which it is probable that future government revenue grants will be obtained. These costs are expensed under U.S. GAAP.

•	Costs related to product development activities being carried out by third parties. These costs are deferred under Italian GAAP until the related activities are completed, on the basis of the underlying contractual arrangements. Under U.S. GAAP, these costs are charged against income based on the work performed by the supplier to the balance sheet date.

     (k) Adjustments to financial instruments—The Group’s accounting policies related to financial receivables, financial payables and derivative financial instruments are described in the Notes “Principles of consolidation and significant accounting policies” and in Note 14 “Memorandum accounts”. These

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

policies and the related disclosures included in the Group’s consolidated financial statements differ in certain respects from those required under U.S. GAAP, as further described below.

     With reference to financial instruments held by the Group as of December 31, 2004, the table below summarizes the carrying value in accordance with Italian GAAP and the related estimate of fair values of financial instruments held by the Group at December 31, 2004 and 2003.

	At December 31, 2004		At December 31, 2003
	Carrying	Fair	Carrying
	value	value	value	Fair value
	(in millions of euros)
Financial Assets
Investments available for sale	148	224	214	273
Investments stated at cost	65	65	99	99
Cash	3,164	3,164	3,211	3,211
Trading investments and securities	2,217	2,217	3,877	3,877
Financial receivables and leased assets	8,897	8,859	12,576	12,630

Financial Liabilities
Short-term debt	(2,557)	(2,557)	(3,859)	(3,859)
Long-term debt	(16,186)	(16,321)	(18,175)	(17,778)

Derivative Financial Instruments
Foreign exchange risk management instruments	20	97	(3)	59
Interest rate risk management instruments	132	441	138	319
Foreign exchange and interest rate risk management instruments	187	192	174	176
Equity swap and equity options	(4)	(4)	(1)	439

     The “fair value” of a financial instrument represents the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

     The following procedure has been followed in arriving at the above valuations: if the financial instrument is listed, the fair value information has been determined with reference to the market price at year-end; in the absence of market quotations (such as in the case of unsecuritized receivables and payables, over-the-counter derivatives, custom-tailored financial instruments, etc.), fair values have been estimated using the following guidelines:

     • Financial receivables and financial payables—The fair values of financial receivables and payables have been estimated based upon the discounted value of future cash flows. The discount rates used represent the same type (for duration, size, counterpart, guarantees, etc.) of loan which would have been made under market conditions at the reference date.

     • Derivative financial instruments—Fair value has been determined as the comparable market value, at the reference date (year-end), of financial instruments having similar features in terms of contractual obligations, currencies, duration, amount and maturity. With reference to options, the fair value has been determined on the basis of widely used option valuation models (such as analytical formulas derived from the Black-Scholes formula and procedures based on binomial trees).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     For the fair values of financial assets, financial liabilities and derivative financial instruments expressed in foreign currencies, period-end exchange rates have been used.

     The change in the difference between the fair value and the carrying value of long-term debt, as compared to December 31, 2003, mainly reflects the reduction in the corporate spread for the Fiat Group debt, as shown by the market of bonds outstanding.

     (k.i) Investments and securities—The Group’s accounting policy is to record its investments in securities classified as “Financial fixed assets” at cost, including additional direct charges and investments in securities classified as “Financial assets not held as fixed assets” at the lower of cost and market. For U.S. GAAP reporting purposes, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”) requires that “held-to-maturity securities” be reported at amortized cost, and that securities designated as “trading securities” or “securities available-for-sale” be recorded at market value with the corresponding unrealized gain (loss) recorded as an adjustment to income in the case of trading securities, and other comprehensive income (a component of stockholders’ equity) in the case of securities available-for-sale. The Group has classified all of its long-term investments in equity securities with readily determinable fair values as securities available-for-sale. When the market value of available-for-sale securities has been significantly below historical cost for an extended period of time, the impairment is considered other than temporary and is recorded in the net income (loss) under U.S. GAAP. The Group’s investments in available-for-sale securities consist primarily of investments in common stock, corporate and government securities, whose fair values exceeded carrying value at December 31, 2004 and 2003.

     In December 2002, Fiat sold shares in General Motors classified as “available-for-sale” and recorded a net loss on disposal under Italian GAAP of 1,049 million euros. Under U.S. GAAP, the net loss on disposal in 2002 was 358 million euros lower because the difference between the contractually agreed purchase price and the market price of the shares on the day of execution of the purchase had been charged to income in 2000; the net loss charged to U.S. GAAP income in 2002 therefore amounted to 691 million euros, of which 403 million euros related to adjustments to market values classified in other comprehensive income in previous years.

     The Group recorded a gain in 2003 for U.S. GAAP purposes of 252 million euros in accumulated other comprehensive income (“AOCI”). This consisted of a gain of 80 million euros and a reclassification of an unrealised loss of 172 million euros to earnings relating to available-for-sale securities included in the Toro Assicurazioni business, which was sold in 2003.

     The Group recorded a gain in 2004 for U.S. GAAP purposes of 22 million euros in AOCI. This consisted of a gain of 58 million euros and a reclassification of an unrealised gain of 36 million euros to earnings relating to available-for-sale securities at December 31, 2003, which were sold in 2004.

     (k.ii) Concentration of credit risk—U.S. GAAP requires additional disclosures related to concentrations of credit risk. With respect to credit risk, management believes that the Group’s financial policies and the wide distribution of its investments tend to mitigate its exposure significantly. Among the factors reducing risk is the widely distributed nature of the Group’s trade and finance receivables among the automotive, commercial vehicle and agricultural and construction equipment customers of the Group that are located in Italy, the rest of Europe, North America and South America. Management believes that concentration of credit risk is also minimized with respect to its investments in marketable securities, given that such investments primarily consist of widely-traded securities issued by highly rated institutions located in the various markets in which the Group operates.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (k.iii) Derivative financial instruments—SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities (as amended and interpreted)” (“SFAS No. 133”) establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a fair value hedge with the changes in fair value recorded to income (which for the effective portion directly offsets any changes in fair value in the hedged item attributable to the risk being hedged), (b) a cash flow hedge with the effective portion of the changes in fair value recorded directly to AOCI and subsequently reclassified into earnings when the forecasted transaction affects earnings or (c) a net investment hedge. Starting in 2001 under Italian GAAP, certain derivatives which are not hedges are marked to fair value with gains or losses recognized in earnings; this is substantially consistent with U.S. GAAP. However, under Italian GAAP, derivatives classified as cash flow hedges are not marked to fair value. This results in a difference between Italian and U.S. GAAP as it relates to AOCI.

     For the year ended December 31, 2002, the Group charged a loss of 15 million euros (net of tax) as a reduction to AOCI.

     For the year ended December 31, 2004 the Group recorded a gain of 22 million euros to AOCI (a net gain of 187 million euros for the year ended December 31, 2003, consisting of a gain of 237 million euros less a reclassification of 50 million euros to earnings mainly related to the sale of Fidis Retail Italia). It is expected that 14 million euros of net profit accumulated in other comprehensive income at December 31, 2004, will be reclassified into earnings during 2005.

     The effect of this reconciling item is to increase the net loss by 452 million euros (286 million euros after tax) in 2004 and to reduce the net loss by 457 million euros and 65 million euros in 2003 and 2002, respectively. These effects are mainly due to the valuation at fair value of the equity swap on General Motors shares, discussed in Note 14, which for U.S. GAAP was recorded through income. At December 31, 2003 and 2002, the positive effect was due to the recognition through income of an unrealized gain for U.S. GAAP, which was not recognized for Italian GAAP until realized upon sale. The effect in 2004, the year in which the equity swap was terminated, includes the reversal of the positive U.S. GAAP adjustment at December 31, 2003.

     (k.iv) Supplemental derivatives disclosures—The Group utilizes external borrowing and sales of financial receivables as asset-backed securities through securitizations to fund its industrial and financial activities. Fiat uses these sources of liquidity primarily to finance capital expenditures and its lease and sale financing business, which typically is financed with a high proportion of debt. Changes in interest rates affect the Group’s net income by increasing or decreasing borrowing costs and investment income.

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

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     The accounting principles used in accounting for financial instruments are described in the section “Principles of consolidation and significant accounting policies” and, with reference to derivative financial instruments, in Note 14 “ Memorandum accounts”.

     In particular, the Group holds derivative financial instruments designated as fair value hedges, mainly to hedge:

     • exchange rate risk on financial instruments denominated in currency other than the accounting currency of the various entities;

     • interest rate risk on fixed rate loans and borrowings.

     The instruments used for these hedges are mainly exchange rate swaps, forward contracts, interest rate swaps and combined interest rate and currency swaps.

     Based on their notional amount at December 31, 2004, almost all of the derivative instruments designated as exchange rate risk fair value hedges and 74% of the derivative instruments designated as interest rate risk fair value hedges will expire between 2005 and 2009.

     Ineffectiveness related to these hedge relationships was not material for the years ended December 31, 2004, 2003 and 2002.

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

     Based on their notional amount at December 31, 2004, all the derivative instruments designated as exchange rate risk cash flow hedges and almost all derivatives instruments designated as interest rate risk cash flow hedges will expire between 2005 and 2009.

     Ineffectiveness related to these hedge relationships was not material for the years ended December 31, 2004, 2003 and 2002.

     Although, as stated above, the Group does not hold or issue derivative financial instruments for trading purposes, some of the above instruments are not designated as hedging instruments and are accounted for at fair value, with changes in fair value recognized directly in earnings. This treatment is due to the lack of all the necessary characteristics required for an appropriate application of hedge accounting.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (l) Securitization of financial assets—For U.S. GAAP, the Group follows SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No.140”) and other related U.S. GAAP guidance related to the Group’s securitization of financial assets and extinguishments of liabilities. The accounting for the securitization of financial assets and extinguishment of liabilities is similar under Italian GAAP and U.S. GAAP. However, under Italian GAAP, proceeds from the sale of receivables to third parties in securitization transactions are classified within cash flows from investing activities. Under U.S. GAAP, cash flows from such transactions are generally required to be classified within cash flows from operating activities. The information that follows represents supplemental disclosure required under SFAS No. 140.

     (l.i) Receivables securitizations—The Group uses securitization to accelerate the receipt of cash related to its receivables portfolio.

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

     Securitization of European Wholesale Receivables (Automobiles Sector “Fiat Auto” and Commercial Vehicles “Iveco”)—Fiat Auto and Iveco fund a portion of their European wholesale receivables by means of sales on a revolving basis pursuant to securitization programs through several privately structured facilities, mainly consisting of 364-day facilities, renewable annually. Receivables sold under these programs totaled 8,947 million euros and 7,503 million euros in 2004 and 2003, respectively. In 2004 Fiat Auto and Iveco entered in new wholesale securitization transactions to replace previously existing ones.

     The following table summarizes the gross cash flows of the above-mentioned wholesale securitizations in 2004 and 2003:

	At December 31,		At December 31,
	2004		2003
	Auto	Iveco	Auto	Iveco
	(in millions of euros)
Proceeds from new wholesale securitization	703	38	466	326
Proceeds from collections reinvested in revolving—period securitization	6,565	1,641	5,967	744
Repurchase of receivables	—	—	67	2

     At December 31, 2004, wholesale receivables outstanding under these facilities amounted to 2,048 million euros (1,810 million euros at December 31, 2003), including Fiat Auto and Iveco’s retained interests of 367 million euros (367 million euros at December 31, 2003). The retained interests provide limited first loss protection to investors and are recorded at cost, which approximates fair value due to the short-term nature of the receivables. The Fiat Group also services the sold portfolios during the life of the transaction.

     Securitization of European Retail Receivables (Iveco Sector)—In 2004 and 2003 the Fiat Group funded a portion of its Italian truck loan and financial lease originations by means of a securitization carried out by Iveco Finanziaria S.p.A. through the securitization vehicle “First Italian Truck Securitization” (“FITS”), established under Italian Law No.130 of April 1999 (the “Italian Securitization

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

Law” or “Legge sulla Cartolarizzazione dei Crediti”), which for U.S. GAAP reporting is considered a QSPE. The amount sold during 2004 was 236 million euros (514 million euros in 2003).

     The above transaction was recorded as a sale of receivables without recourse (pro-soluto) in accordance with Articles 1 and 4 of the Italian Securitization Law and entailed the purchase of an initial pool of loans and financial lease receivables by FITS, followed by further monthly purchases during a 3-year revolving period. The Fiat Group continues to service the sold receivables on a revolving basis.

     The following table summarizes the cash flows and the profit and loss impact of the above-mentioned securitization.

	At December 31, 2004		At December 31, 2003
	FITS	FITS	FITS	FITS
	(Loans)	(Financial	(Loans)	(Financial
		Leases)		Leases)
	(in millions of euros)
Proceeds from new retail securitizations	—	—	210	220
Proceeds from collections reinvested in revolving—period securitization	137	99	55	29
Repurchase of loans	—	0.5	0.02	0.01
Servicing fees received	1	1	0.45	0.49
Cash received on retained interests (Subordinated Notes)	0.22	4	0.22	2
Gain (loss) on sale	—	(14)	3	(7)

     In conjunction with these sales, Fiat retains certain interests in the sold receivables through subordinated tranches of asset backed securities issued by the securitization vehicles. The risk for the seller is therefore limited to the portion of the securities that it has subscribed. These subordinated notes are initially recorded at their nominal values as “Financial receivables”; they are then evaluated at the end of each accounting period on the basis of the performance of the receivables sold and may be written down on the basis of this evaluation. As of December 31, 2004, the subordinated notes subscribed for in connection with the outstanding retail securitization transactions amounted to 111 million euros (115 million euros as of December 31, 2003). Fiat monitors the fair value of its outstanding retained interests during each accounting period on the basis of estimated discounted future cash flows.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     The assumptions used in estimating the fair values of retained interests from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes at December 31, 2004 are statistically meaningful constant prepayment rates, annual credit loss rates and a discount rate commensurate to the expected life of the transaction and its cost for the originator (impact on fair value in millions of euros):

FITS Retail

	2004
	December 31,
	2004	10%	20%
	Assumption	change	change
Constant prepayment rate	1.04%	0.01	0.02
Annual credit loss rate	0.20%	(0.14)	(0.27)
Discount rate	4.46%	(0.59)	(1.16)

Actual and expected static pool losses as of December 31, 2004	0.44%

FITS Leasing

	2004
	December 31,
	2004	10%	20%
	Assumption	change	change
Constant prepayment rate	1.25%	(0.02)	(0.03)
Annual credit loss rate	0.38%	(0.33)	(0.67)
Discount rate	4.40%	(0.92)	(1.83)

Actual and expected static pool losses as of December 31, 2004	0.87%

     The fair value of retained interests and their sensitivity to the above 10% and 20% changes at December 31, 2003 for the transactions originated by the financial services companies, were as follows (impact on fair value in millions of euros):

FITS Retail

	2003
	December 31,
	2003	10%	20%
	Assumption	change	change
Constant prepayment rate	1.00%	0.01	0.01
Annual credit loss rate	0.50%	(0.28)	(0.56)
Discount rate	4.58%	(0.92)	(1.81)

Actual and expected static pool losses as of December 31, 2003	1.43%

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

FITS Leasing

	2003
	December 31,
	2003	10%	20%
	Assumption	change	change
Constant prepayment rate	1.00%	(0.02)	(0.03)
Annual credit loss rate	0.50%	(0.29)	(0.57)
Discount rate	4.62%	(1.30)	(2.58)

Actual and expected static pool losses as of December 31, 2003	1.58%

     Static pool losses are calculated by totalling the actual and projected future credit losses and dividing them by the original balance of each pool of securitized assets.

     The changes shown above are hypothetical. They are computed according to variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes might be greater or less than those illustrated above. These changes are based on the balance of securitized receivables outstanding as of December 31, 2004 and 2003.

     Securitization of Wholesale Receivables (Agricultural and Construction Equipment Sector “CNH”) - CNH sells eligible receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly owned bankruptcy-remote special purpose entities (“SPEs”), where required by bankruptcy laws, which are consolidated by CNH, but legally isolate the receivables from the creditors of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from debt issued by the trusts. Each trust qualifies as a QSPE under SFAS No. 140, and accordingly are not consolidated by CNH. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.

     The facilities consist of a new master trust facility in both Canada and Australia that were formed in 2004 and an existing master trust facility in the U.S. The new Canadian facility consists of C$162 million term senior and subordinated asset-backed notes with a two year maturity, C$189 million term senior and subordinated asset-backed notes with a three year maturity, and a 364-day C$250 million conduit facility that is renewable annually (in July). The new Australian facility consists of a 364-day, A$165 million conduit facility that is renewable annually (in May) at the sole discretion of the purchasers. The U.S. master trust facility consists of $522 million term senior and subordinated asset-backed notes with a two year maturity, $522 million term senior and subordinated asset-backed notes with a three year maturity and a 364-day, $700 million conduit facility that is renewable annually (in September) at the sole discretion of the purchasers.

     At December 31, 2004, $1.5 billion, C$405 million and A$90 million were outstanding under these facilities, consisting of $1.9 billion, C$507 million and A$128 million of wholesale receivables sold less CNH’s retained undivided interests of $330 million, C$102 million and A$38 million. At December 31, 2003, $1.3 billion was outstanding under the U.S. facility, consisting of $1.6 billion of wholesale receivables sold less CNH’s retained undivided interest of $259 million. Under the former Canadian facility at December 31, 2003, C$325 million was outstanding, consisting of C$441 million of wholesale receivables sold less CNH’s retained undivided interest of C$116 million. There was no Australian facility at December 31, 2003. The retained undivided interests provide recourse to investors in the event of default and are recorded at cost, which approximates fair value due to the short-term nature of the receivables.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     The retained undivided interests represent collateralized wholesale receivables that provide recourse to investors in the event of default. In addition, CNH retains other interests in the sold receivables including interest-only strips and spread accounts.

     The cash flows between CNH and the facilities for the years ended December 31, 2004 and 2003 included:

	2004	2003
	(in millions of U.S. Dollars)
Proceeds from new securitizations	874	1,518
Repurchase of receivables	605	1,066
Proceeds from collections reinvested in the facilities	6,618	4,736

     In September 2004, CNH entered into a wholesale securitization program in Europe, whereby certain of its Equipment Operations sold a total of $484 million of receivables and a financial services subsidiary subscribed to $226 million of notes representing undivided retained interests. At December 31, 2004, the amount outstanding under this program was $466 million, and the financial services subsidiary had an undivided retained interest of $225 million.

     In addition to the securitizations described above, certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. As of December 31, 2004 and 2003, $108 million and $174 million, respectively, of wholesale receivables were outstanding. CNH records a discount each time receivables are sold to the counterparties in the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to the investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.

     Securitizations of Retail Receivables (Agricultural and Construction Equipment Sector “CNH”) - CNH funds a significant portion of its retail receivable originations by means of retail receivable securitizations. Within CNH’s asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH, where required by bankruptcy laws. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a QSPE under SFAS No. 140. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH. No recourse provisions exist that allow holders of the QSPEs’ asset-backed securities to put those securities back to CNH. CNH does not guarantee any securities issued by the QSPEs.

     CNH securitized retail notes with a net principal value of $2.3 billion, $3.0 billion and $2.6 billion in 2004, 2003 and 2002, respectively. CNH recognized gains on the sales of these receivables of $70 million, $101 million and $68 million in 2004, 2003 and 2002, respectively.

     In conjunction with these sales, CNH retains certain interests in the sold receivables including ABS certificates issued, interest-only strips, spread accounts and the rights to service the sold receivables. The investors and the securitization trusts have no recourse beyond CNH’s retained interest assets for failure of debtors to pay when due. CNH’s retained interests are subordinate to investors’ interests, and are subject to credit, prepayment and interest rate risks on the transferred financial assets.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Spread accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2004 and 2003, the creation of new spread accounts reduced proceeds from the sales of retail receivables by $48 million and $68 million, respectively. Total spread account balances were $294 million and $249 million at December 31, 2004 and 2003, respectively.

     The components of CNH’s retained interests as of December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
	(in millions of U.S. Dollars)
Receivables:
Collateralized wholesale receivables	448	319
Interest only strip	103	92
Spread and other	389	268

Total amount	940	679

Other assets:
ABS Certificates	241	231
Undivided retained interest	225	—

Total amount	466	231

Total retained interests	1,406	910

     CNH is required to remit the cash collected on the serviced portfolio to the trusts within two business days. At December 31, 2004 and 2003, $27 million and $7 million, respectively, of unremitted cash payable within this two business day window were presented as liabilities in the consolidated balance sheets.

     Key assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2004 and 2003 were as follows:

	Range		Weighted Average
	2004	2003	2004	2003
Constant prepayment rate	17.00 - 20.00%	17.00 - 20.00%	17.39%	17.48%
Annual credit loss rate	0.37 - 0.83%	0.26 - 1.58%	0.48%	0.52%
Discount rate	8.50 - 10.00%	4.37 - 6.97%	9.52%	5.16%
Remaining maturity in months	20 - 22	17 - 22	22	21

     CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to earnings. Based on this analysis, CNH reduced the value of its interest-only strips by $7 million, $12 million and $ 24 million in 2004, 2003 and 2002, respectively.

     Impact on Fair Value

     The significant assumptions used in estimating the fair values of retained interests from sold

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2004 and 2003 are as follows (in millions of U.S. Dollars unless stated otherwise):

	2004			2003
		10%	20%		10%	20%
	Assumption	Change	Change	Assumption	Change	Change
Weighted Average Constant prepayment rate	16.56%	$1.9	$3.5	19.31%	$1.0	$2.0
Annual credit loss rate	0.69%	$2.4	$4.9	0.68%	$6.9	$12.7
Discount rate	9.37%	$4.0	$6.9	5.62%	$2.0	$4.0
Remaining maturity in months	17			16

     The changes shown above are hypothetical. They are computed based on variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes may be greater or less than those illustrated above. Weighted-average remaining maturity represents the weighted-average number of months that the current collateral balance is expected to remain outstanding.

     Actual and expected credit losses are summarized as follows:

	Receivables securitized in
	2001	2002	2003	2004
As of December 31, 2004	0.76%	0.58%	0.89%	0.57%
As of December 31, 2003	0.74%	0.66%	0.65%
As of December 31, 2002	0.78%	1.04%

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.

     CNH’s cash flows related to securitization activities for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
	(in millions of U.S. Dollars)
Proceeds from new retail securitizations	2,218	2,857	2,598
Servicing fees received	37	51	37
Cash received on other retained interests	85	70	56
Net cash paid upon cleanup call	77	213	162

     In addition to the wholesale and retail securitizations described above, a new master note trust was formed in September 2004 to facilitate the financing of U.S. credit card receivables. The U.S. credit company originates credit card receivables and transfers them without recourse to a bankruptcy remote SPE through which receivables are then transferred to a trust. The maximum amount of funding eligible through the facility is $250 million and is accounted for as a secured financing. The facility is renewable in June 2007.

     In November 2004, a new trust was formed for the securitization of retail receivables in Australia. The Company transfers the receivables to a bankruptcy remote trust, which will have a limited life and terminate upon final distribution of amounts owed to investors or upon exercise of a clean-up call option by CNH. At December 31, 2004, A$416 million of receivables were transferred to the trusts, which was accounted for as a secured financing.

     (m) Employee benefits—The Group sponsors funded and unfunded defined benefit plans that provide postretirement, pension and various long-term benefits to certain of its salaried and non-salaried employees and former employees. Accounting for these plans under Italian GAAP and U.S. GAAP differs in the following respects:

     (m.i) Postretirement benefits—Effective January 1, 1993, the Group adopted SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS No. 106”) for its U.S. postretirement benefit plans on a prospective basis. In 1994, the Group recorded the remaining transition obligation as a reduction of stockholders’ equity within the financial statements prepared on the basis of Italian GAAP. Under U.S. GAAP, the transition obligation continues to be amortized over the expected remaining lives of the retired employees.

     (m.ii) Accounting for pensions—The provisions of the Italian severance pay statute require that the benefit an employee has accrued for service to date is payable immediately upon separation. Accordingly, the undiscounted value of that benefit payable exceeds the actuarial present value of that benefit because payment is estimated to occur at the employee’s expected termination date. Under U.S. GAAP, employers may choose to measure the vested benefit obligation of such plans as either the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately (Approach 1) or the actuarial present value of the vested benefits to which the employee is currently entitled but based on the employee’s expected date of separation or retirement (Approach 2). Under both Italian GAAP and U.S. GAAP, the Group applies Approach 1 to measure the vested benefit obligation for these Italian benefit plans. In the Italian GAAP consolidated financial statements this accrual is recorded in the “Reserve for employee severance indemnities”.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     Additionally, the Group sponsors both funded and unfunded defined benefit pension plans for certain of its salaried and non-salaried employees in various countries, the majority of which are located in the U.S., U.K., France and Germany. Under U.S GAAP, these plans are accounted for in accordance with SFAS No. 87, “Employees Accounting for Pensions” (“SFAS No. 87”).

     SFAS No. 87 requires the Group to recognize an additional minimum pension liability if the sum of the reserves recorded in the balance sheet and the fair value of plan assets are less than the accumulated benefit obligation. The portion of the additional minimum liability that corresponds to prior service cost and the unamortized transition obligation are debited to intangible assets and any remaining balance is recorded as a reduction to other comprehensive income. However, the Group’s accounting principles, which are in compliance with IAS No. 19 “Employee Benefits,” do not require an additional minimum pension liability to be recorded. Due to the performance of equity markets earlier in the decade, the value of the pension fund assets declined, therefore an additional minimum pension liability has been recorded in other comprehensive income and stockholders’ equity for U.S. GAAP purposes.

     The Group’s funding policy with respect to its qualified pension plans is to contribute annually not less than the minimum required by applicable laws, regulations, and union agreements. Plan assets consist primarily of investments in stocks and government and other fixed income securities, commingled pension trust funds and insurance contracts. The investment strategy followed by the Company varies country by country depending on the circumstances of the underlying plan. Typically less mature benefit plan obligations are funded by using more equity securities as they are expected to achieve the long-term growth while exceeding inflation. More mature benefit plan obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored.

     (m.iii) Long-term benefits—Long-term benefits consist mainly of medical and seniority programs. Under Italian GAAP the cost of certain seniority programs are recognized as incurred. Under U.S. GAAP these costs are recorded in accordance with SFAS No. 5, “Accounting for Contingencies”, and determined on the basis of an actuarial calculation.

     (m.iv) Supplementary disclosure— SFAS No. 132 (Revised 2003), “Employers’ Disclosure about Pensions and Other Postretirement Benefits”, requires additional disclosures regarding defined benefit pension plans and other defined benefit postretirement plans. These disclosures are presented below.

     The following weighted average assumptions were utilized in determining the funded status of the Group’s defined benefit pension plans:

Weighted Average Assumptions

	2004	2003	2002
Discount rate for obligations	6.0%	6.0%	6.2%
Rate of increase in future compensation	3.0%	3.0%	3.5%
Expected return on plan assets	7.0%	7.3%	7.9%

     Fiat believes that these assumptions are appropriate, however future changes in these may materially affect the pension obligation. In addition, future funding requirements may arise depending on market conditions.

     The following weighted average assumptions were utilized in determining the accumulated postretirement benefit obligation of the Group’s postretirement health and life insurance plans:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	2004	2003	2002
Discount rate for obligations	5.75%	6.25%	6.75%
Health care cost trend rate—Initial	10.0%	10.0%	10.0%
Health care cost trend rate—Ultimate	5.0%	5.0%	5.0%
Assumed rates of pay increases	4.0%	4.0%	4.0%

     The asset allocation for the Fiat pension plans is as follows:

	Percentage of Plan
	Assets at December 31,
	2004	2003
Equity securities	52%	50%
Debt securities	46%	48%
Cash/Other	2%	2%

     The following summarizes the cash flow related to the total benefits expected to be paid from the plan or from the Group’s assets:

		Other
		post-
	Pension	retirement
	benefits	benefits
Employer contribution:
2005 (expected)	153	54

		Other
		post-
	Pension	retirement
	benefits	benefits
Expected benefit payments
2005	108	95
2006	106	93
2007	107	98
2008	109	95
2009	112	112
2010-2014	623	560

Total	1,165	1,053

     The measurement period for the Group’s defined benefit pension plans and postretirement health and life insurance plans is January 1 through December 31. Details are summarized as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	Pension Benefits		Other Postretirement Benefits
	For the years ended December 31,
	2004	2003	2004	2003
	(in millions of euros)
Change in benefit obligations:
Actuarial present value of benefit obligation at the beginning of measurement period	2,562	2,439	1,312	1,085
Translation difference	(69)	(240)	(93)	(203)
Service cost	35	36	18	19
Interest cost	150	142	71	66
Plan participants’ contributions	4	7	(1)	4
Actuarial (gain) loss	271	130	168	313
Gross benefits paid	(158)	(138)	(75)	(68)
Plan amendments	(23)	(1)	(26)	(18)
Acquisitions/divestitures	—	(3)	—	114
Other	54	190	(57)	—

Actuarial present value of benefit obligation at the end of measurement period	2,826	2,562	1,317	1,312

	Pension Benefits		Other Postretirement Benefits
	For the years ended December 31,
	2004	2003	2004	2003
	(in millions of euros)
Change in plan assets:
Plan assets at fair value at the beginning of measurement period	1,449	1,434	—	—
Actual return on plan assets	163	194	—	—
Currency fluctuations	(50)	(155)	—	—
Employer contributions	181	111	55	57
Plan participants’ contributions	5	7	6	4
Gross benefits paid	(146)	(138)	(61)	(61)
Acquisitions/divestitures	—	(4)	—	—
Other	28	—	—	—

Net change	181	15	—	—

Plan assets at fair value at the end of measurement period	1,630	1,449	—	—

Funded status:	(1,196)	(1,113)	(1,317)	(1,312)
Unrecognized prior service cost	12	14	(40)	(36)
Unrecognized net loss (gain) resulting from plan experience and changes in actuarial assumptions	723	550	560	532
Remaining unrecognized net asset at initial application	—	14	19	29

Net amount recognized at the end of year	(461)	(535)	(778)	(787)

Amounts recognized in the statement of financial position consist of:
Prepaid benefit costs	153	63	—	—
Accrued benefit liability	(1,206)	(1,143)	(778)	(787)
Intangible assets	27	13	—	—
Deferred tax assets	206	190	—	—
Accumulated other comprehensive income	455	416	—	—
Other item	(96)	(74)	—	—

Net amount recognized at end of year	(461)	(535)	(778)	(787)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	Pension Benefits			Other Postretirement Benefits
	For the years ended December 31,
	2004	2003	2002	2004	2003	2002
Components of net periodic benefit cost:
Service cost	34	36	40	18	19	21
Interest cost	150	142	152	71	66	64
Expected return on assets	(122)	(95)	(122)	—	—	—
Amortization of:
Transition asset	—	2	(1)	7	8	10
Prior service cost	4	3	4	(16)	(15)	(15)
Actuarial gain/loss	43	46	23	38	30	16
Other	4	(3)	22	—	—	—

Net periodic benefit cost	113	131	118	118	108	96

Curtailment (gain) loss	—	52	2	—	82	—

Total (income) expense	113	183	120	118	190	96

     The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with benefit obligation in excess of plan assets were 2.2 billion euros, 2.1 billion euros and 1,3 billion euros, respectively, as of December 31, 2004 and 2.1 billion euros, 2.0 billion euros and 1.1 billion euros as of December 31, 2003.

     The effects of a 1 percentage point change in assumed health care cost trend rates would be as follows:

	1 Percentage Point	1 Percentage
	Increase	Point Decrease
	(in millions of euros)
Effect on total of service and interest cost components	19	15
Effect on postretirement benefit obligations	131	109

     (n) Adjustments to restructuring provisions—The Group from time to time puts into effect corporate reorganization and restructuring plans. Under Italian GAAP, the cost to carry out these plans is recognized in the period in which management formally commits to the plans and when the cost can be reasonably estimated.

     Until December 31, 2002, the principal authoritative literature under U.S. GAAP governing the recognition of these costs was contained in EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”), EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF-95-3”) and SFAS No. 112, “Employers’ Accounting for Postemployment Benefits—an amendment of FASB Statements No. 5 and 43” (“SFAS No. 112”); the issue is further discussed in SEC Staff Accounting Bulletin No. 100, “Restructuring and Impairment Charges” (“SAB 100”).

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), adopted by the Fiat Group on January 1, 2003. SFAS No. 146 amended and superseded the guidance provided in EITF 94-3 principally by requiring that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred; under EITF

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires moreover that the liability be measured initially at fair value. SFAS No. 146 also changed the criteria for the timing of recognition and related measurement of a liability for restructuring costs by requiring that these take into consideration any future service required to be rendered by an employee in order to receive a one-time benefit. The Statement also amended the criteria under which the costs to terminate an operating lease or other contract are recognized and measured, distinguishing between the costs to terminate a contract before the end of its term and costs that will be continue to be incurred under the contract for its remaining term without economic benefit.

     The Group’s restructuring programs primarily relate to restructuring and rationalization activities in the Automobiles, Agricultural and Construction Equipment, Commercial Vehicles, Components, Production Systems and Metallurgical Products Sectors. Management periodically reassesses its estimate of remaining costs to be incurred for such programs and adjusts the related reserves as appropriate. Provision is not made for future operating losses.

     Variations in the Italian GAAP restructuring reserves provided by the Group in the three years ended December 31, 2004 may be summarized as follows:

					Exchange
	At December 31,		Changes in	Utilization/	rate	Other	At December 31,
	2003	Additions	Estimates	Reversals	differences	changes	2004
Headcount reduction	195	130	(5)	(99)	—	7	228
Plant rationalization	108	1	(3)	(19)	—	10	97
Other provisions	168	58	(3)	(117)	(1)	(22)	83

Total	471	189	(11)	(235)	(1)	(5)	408

					Exchange
	At December 31,		Changes in	Utilization/	rate	Other	At December 31,
	2002	Additions	Estimates	Reversals	differences	changes	2003
Headcount reduction	267	128	(6)	(197)	—	3	195
Plant rationalization	152	36	(2)	(54)	(1)	(23)	108
Other provisions	312	171	(4)	(290)	(17)	(4)	168

Total	731	335	(12)	(541)	(18)	(24)	471

					Exchange
	At December 31,		Changes in	Utilization/	rate	Other	At December 31,
	2001	Additions	Estimates	Reversals	differences	changes	2002
Headcount reduction	86	325	29	(177)	(8)	12	267
Plant rationalization	165	85	1	(58)	(28)	(13)	152
Other provisions	437	91	(44)	(118)	(52)	(2)	312

Total	688	501	(14)	(353)	(88)	(3)	731

     The most significant restructuring activities may be summarized as follows:

•	Automobiles Sector:

¡	Year ended December 31, 2002:

▪	An amount of 289 million euros was provided for headcount reduction costs under the 2002 Automobiles Sector Restructuring Program and an amount of 122 million euros was utilized. This program provided for the reduction of about 8,000 employees (of whom 4,600 left in 2002).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

▪	Provisions of 60 million euros were recorded relating to the planned closures or downsizing of manufacturing facilities; utilizations amounted to 50 million euros. This program related principally to restructuring actions regarding Fiat Auto Argentina.

▪	Other provisions of 24 million euros were recorded under the 2002 Automobiles Sector Restructuring Program and an amount of 16 million euros was utilized.

¡	Year ended December 31, 2003:

▪	An amount of 56 million euros was provided for headcount reduction costs under the restructuring program approved in 2003 and an amount of 150 million euros was utilized.

¡	Year ended December 31, 2004:

▪	An amount of 90 million euros was provided for further headcount reduction costs under a new restructuring program approved in 2004 and an amount of 43 million euros was utilized.

•	Agriculture and Construction Equipment Sector:

¡	Year ended December 31, 2002:

▪	Reserves of 124 million euros were utilized during the year in connection with the merger integration programs relating to the acquisition of the Case Group. An amount of 41 million euros was provided for new restructuring plans for that Group.

¡	Year ended December 31, 2003:

▪	Reserves of 259 million euros were utilized during the year in connection with the merger integration programs relating to the acquisition of the Case Group. An amount of 140 million euros was provided for new restructuring plans for that Group.

¡	Year ended December 31, 2004:

▪	Reserves of 96 million euros were utilized during the year in connection with the merger integration programs relating to the acquisition of the Case Group. An amount of 49 million euros was provided for new restructuring plans for the CNH Group.

•	Other Sectors:

¡	Year ended December 31, 2002:

▪	Reserves of 37 million euros were provided during the year in connection with the restructuring programs for the French subsidiaries of the Group in the Commercial Vehicles Sector, of which an amount of 21 million euros was

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

utilized during the year. These amounts are classified in the table above as “Other provisions”.

▪	Reserves of 50 million euros were provided during the year in connection with the downsizing programs relating to the Italian subsidiaries Magneti Marelli Powertrain S.p.A. and Sistemi e Sospensioni S.p.A. in the Components Sector. An amount of 42 million euros was utilized during the year. These amounts are classified in the table above as “Other provisions”.

¡	Year ended December 31, 2003:

▪	Reserves of 10 million euros were provided during the year as additions to the headcount reduction reserve relating to Automotive Lighting UK in the Components Sector, of which an amount of 25 million euros was utilized during the year .

▪	Reserves of 34 million euros were provided during the year as additions to the plant rationalization reserve relating to Automotive Lighting UK in the Components Sector, of which an amount of 12 million euros was utilized during the year.

▪	Reserves of 20 million euros were provided during the year as additions to the headcount reduction reserves principally relating to the Crescentino plant in Italy in the Metallurgical Products Sector.

▪	Reserves of 26 million euros were provided during the year as additions to the headcount reduction reserves, and 23 million euros was added to other provisions, both in the Production Systems Sector

¡	Year ended December 31, 2004:

▪	Reserves of 11 million euros were provided during the year as additions to the headcount reduction reserve relating to Magneti Marelli Motopropulsion in the Components Sector.

▪	Reserves of 11 million euros were provided during the year as additions to the headcount reduction reserve relating to certain minor companies in the Components Sector, of which an amount of 3 million euros was utilized during the year.

▪	An amount of 7 million euros was utilized during the year in connection with the headcount reduction reserve accrued in previous years relating to Automotive Lighting UK in the Components Sector.

     The Group wrote off certain assets of the Automobiles, Commercial Vehicles, Components and Production System Sectors in 2004, 2003 and 2002, relating to the restructuring programs of those years; the amounts written off amounted to approximately 84 million euros, 351 million euros and 227 million euros, respectively. As these write-offs were recorded as a direct reduction of the carrying value of the related assets, they do not appear in the table above.

     The U.S. GAAP adjustment for the year ended December 31, 2002 related primarily to a difference in timing in the recognition of the respective costs under Italian GAAP and under U.S. GAAP. Under U.S. GAAP, the time frame for utilizing the reserves was restricted to one year. Under Italian

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

GAAP, there is no restriction as to the time period during which the reserves may be used. As a consequence, the reconciling item in 2002 represents the release of those restructuring reserves which the Group did not plan to utilize within one year.

     The U.S. GAAP adjustments for the years ended December 31, 2004 and 2003 related primarily to a difference in the timing of the recognition of the respective costs and to a different method of measurement. Under U.S. GAAP, certain costs associated with exit and disposal activities are recognized in the period in which a liability is incurred and the liability is measured at fair value, while other costs related to employee severance are based on whether the termination costs are part of an on-going benefit arrangement or a one-time termination event. Under Italian GAAP, these costs are recognized as a liability in the period that a restructuring plan is formally approved and the measurement of the liability is based on the estimated undiscounted costs relating to the plan.

     (o) Accounting for deferred income taxes—The Group policy for accounting for deferred income taxes under Italian GAAP is described in the notes “Principles of consolidation and significant accounting policies” and Note 10 “Reserves for risks and charges”. This policy is similar to U.S. GAAP, except for certain aspects of the recognition and valuation of deferred tax assets and liabilities. The most significant of such differences relates to the criterion applied in determining the valuation allowance for deferred tax assets. Under the accounting policy applied in the Group’s consolidated financial statements, the recoverability of deferred tax assets is evaluated on the basis of information relating to management’s projected taxable income, tax planning strategies, if any, and consideration of other information such as the carry-forward period of unused tax losses. Under Italian GAAP no valuation allowance is recorded for the portion of the deferred tax assets for which there is deemed to be reasonable certainty of future recovery based on an analysis of such information.

     Under U.S. GAAP, the need to record a valuation allowance is based on an assessment of the relative impact of positive and negative evidence available, whereby objectively verifiable evidence takes precedence over other forms of evidence.

     During 2003, changes in Italian tax regulations led to the conclusion that a tax-planning strategy, which was previously considered objectively verifiable positive evidence for the recoverability of a portion of the deferred tax assets reported under U.S. GAAP, was no longer feasible. This did not impact the Italian GAAP financial statements, in which recoverability was supported by management’s forward-looking plans and the indefinite carry-forward period of certain unused tax losses. However the change in the Italian tax regulation, combined with the cumulative losses incurred in recent years, resulted in an increase of 366 million euros in the valuation allowance provided against deferred tax assets reported under U.S. GAAP at December 31, 2003, since, under U.S. GAAP, more weight was given to the objectively verifiable negative evidence in the form of cumulative losses incurred by the Group than the forms of positive evidence, which at that time were mainly based on management’s forward-looking plans.

     The line item in the U.S. GAAP reconciliation includes the effect of the above-mentioned differences in accounting for deferred income taxes, which had the effect of reducing stockholders’ equity for U.S. GAAP purposes at December 31, 2004 and 2003 by 531 million euros and 538 million euros respectively, and the net deferred tax effects, after providing a valuation allowance, on other U.S. GAAP reconciling items, as appropriate, which increased stockholders’ equity for U.S. GAAP at December 31, 2004 and 2003 by 143 million euros and 160 million euros, respectively. The net deferred tax assets recognized on reconciling items at December 31, 2004 refer principally to the tax effects of differences in accounting for employee benefits. The principal U.S. GAAP reconciling item adjusting the net loss for 2004 relates to the tax effect of the termination of the equity swap discussed in Note 24 (k.iii).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (o.i) Effective tax rate disclosure—A reconciliation of the tax charge recorded in the Group’s Italian GAAP consolidated financial statements and the theoretical charge determined by applying the rate in force in Italy is provided in Note 20 “Income taxes”. The effective tax rate for the years ended December 31, 2004, 2003 and 2002 is not significant given the losses reported by the Group in those years and the level of the valuation allowance provided against the deferred tax assets arising from these losses.

     (o.ii) Components of income before taxes—The domestic and foreign components of income before taxes on an Italian GAAP basis are as follows:

	2004	2003	2002
	(in millions of euros)
Italy	(1,561)	(282)	(2,678)
Foreign	(16)	(1,016)	(2,139)

	(1,577)	(1,298)	(4,817)

     (o.iii) Analysis of deferred tax assets and liabilities—Deferred tax liabilities (assets), as determined under U.S. GAAP, before giving effect to minority interests are as follows:

	At December 31,
	2004	2003
	(in millions of euros)
Deferred tax liabilities:
Depreciation and amortization	428	471
Inventories	70	47
Writedown of investments	(17)	162
Deferral of tax on gains on sales	178	491
Other	794	843

Total deferred tax liabilities	1,453	2,014

Deferred tax assets:

Inventories	(101)	(91)
Warranties	(159)	(126)
Bad debt reserves	(137)	(85)
Restructuring and risk reserves	(327)	(423)
Other reserves	(259)	(247)
Postretirement benefits	(537)	(304)
Adjustments to financial assets	(1,675)	(2,081)
Other	(675)	(907)

	(3,870)	(4,264)
Loss carryforwards, tax effect	(4,591)	(4,313)

Deferred tax assets before valuation allowance	(8,461)	(8,577)
Deferred tax asset valuation allowance	5,370	5,309

Total deferred tax assets	(3,091)	(3,268)

Net deferred tax assets	(1,638)	(1,254)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     As discussed in the “Principles of consolidation and significant accounting policies”, the Group records net deferred tax assets and liabilities in other receivables and other reserves, respectively. U.S. GAAP requires deferred tax assets and liabilities to be classified as current or noncurrent on the basis of the classification of the asset or liability to which they refer, unless they are not directly associated with an asset or liability, in which case they should be classified according to the date of their expected recovery or settlement.

     A valuation allowance is provided for the portion of deferred tax assets for which, in management’s opinion, realization does not meet the threshold criteria of more likely than not and for deferred tax assets arising both from tax loss carryforwards that have a fixed expiry date or that may be carried forward indefinitely for which the Group is not presently able to assure sufficient future profitability. Tax loss carryforwards totaled 12,588 million and 12,044 million euros at December 31, 2004 and 2003, respectively. The tax loss carryforwards at December 31, 2004 expire as follows:

Year of expiry	% Expiring
2005	2
2006	1
2007	3
2008	9
2009 and beyond	85

Total	100

     Realization for certain of the total deferred tax assets of 8,461 million euros is dependent on generating sufficient taxable income in the respective tax jurisdictions prior to the expiry date of the losses. Although realization is not assured, management believes it is more likely than not that an amount of 3,091 million euros of the deferred tax assets booked under U.S. GAAP will be realized. The extent to which deferred tax assets are realized, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     Deferred taxation has not been recognized for temporary differences arising from the undistributed earnings of subsidiaries included in consolidated income, as it is expected that in most cases the subsidiaries concerned will invest the undistributed earnings indefinitely. These earnings could become subject to additional tax if they were remitted as dividends or if the Group were to sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Group believes available Italian unrecognized tax loss carryforwards would largely eliminate any Italian tax and offset foreign tax on such earnings.

     In addition, deferred taxation has not been recognized for any income taxes payable on the distribution of revaluation reserves, as these are considered insignificant, or the distribution of other reserves, as the conditions which could give rise to such liability are considered highly unlikely. Moreover, the distribution of such reserves would require the approval of the stockholders at an extraordinary meeting and would be a highly unusual event for a group of the size of Fiat. Unrecognized deferred tax liabilities in this respect amount to 59 million euros and 72 million euros at December, 2004 and 2003 respectively.

     (p) Treasury stock transactions—As described in “Principles of consolidation and significant accounting policies”, under Italian GAAP the Group accounts for treasury stock as an asset and recognizes the related valuation adjustments and gains or losses on disposal in the consolidated statements of operations. Under U.S. GAAP treasury stock is deducted from stockholders’ equity and all variations in treasury stock are recorded in stockholders’ equity. The Group recorded no impairment charges in the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

consolidated statement of operations for 2004; in 2003 and 2002 impairment charges of 2 million euros and 107 million euros were recorded, respectively.

     (q) Vehicle sales incentives—Under Italian GAAP, the Group accounts for sales incentives provided to dealers at the time at which a legal obligation to pay the incentive arises, which is generally when the announcement of the specific sales incentives is made after the related vehicles are sold to dealers. Under U.S. GAAP, the Group’s established pattern of past practices and actions has created a constructive obligation to provide certain sales incentives to dealers on a continuing basis, and as a result, these incentives can not be considered to be voluntary. Accordingly under U.S. GAAP, an accrual for the estimated amount of these sales incentives is recorded as a reduction of revenues on the date that the vehicles are sold to the dealers. The U.S. GAAP adjustments decreases stockholders’ equity at December 31, 2004 and 2003 by 271 million euros and 260 million euros, respectively, and decreases net income for the years ended December 31, 2004, 2003 and 2002 by 11 million euros, 60 million euros and 20 million euros, respectively.

     (r) Other accounting differences—Other adjustments to reconcile Italian GAAP to U.S. GAAP primarily refer to differences arising on investments accounted for under the equity method and other minor items. The differences related to equity method investees is not due to different applications of the equity method of accounting under Italian GAAP, but relates to differences in the determination of the post-formation or post-acquisition results of the investee under U.S. GAAP versus Italian GAAP. Other accounting differences also include differences between accounting for operations in highly inflationary economies using international and U.S. accounting principles and differences resulting from the valuation of certain written put options, which for Italian GAAP purposes are not recognized before they become probable of being exercised by the counterparty.

     (s) Expense classification—The Group reports operating expenses by the type of expense. The required presentation of the Group’s operating expenses under U.S. GAAP, as measured on an Italian GAAP basis, is as follows:

	2004	2003	2002
	(in millions of euros)
Cost of sales	39,623	40,830	48,619
Selling, general and administrative expenses	4,629	4,748	5,782
Research and development expenses	1,810	1,747	1,748
Other operating expenses (income)	619	456	262

	46,681	47,781	56,411

     Extraordinary income and expenses reported in the Group’s consolidated statements of operations prepared in accordance with Italian GAAP do not qualify as extraordinary items under U.S. GAAP and, accordingly, would be classified either as operating or financial income and expense under U.S. GAAP.

     (t) Other U.S. GAAP disclosures—Other disclosures required by U.S. GAAP are as follows.

     (t.i) Borrowings—Short-term debt determined under Italian GAAP at December 31, 2004 and 2003, was 2,557 million euros and 3,859 million euros, respectively, with a weighted average interest rate of 3.8% and 3.3% at December 31, 2004 and 2003, respectively.

     (t.ii) Capital stock—In accordance with Italian law and the by-laws of Fiat S.p.A., the terms of the preference and savings shares of Fiat S.p.A. differ from those of its ordinary shares. The preference and savings shares have limited and no voting power, respectively, but receive preferences over ordinary

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

shares in the event of liquidation. Savings shares are entitled to an annual dividend, when declared, of 0.31 euros per share, which is distributable from the earnings of Fiat S.p.A. as reported in its statutory financial statements, net of allocation made to legal reserves (which differ from the consolidated earnings of the Group). Depending upon the amount of statutory income remaining after the establishment of legal reserves and the payment of statutory dividends on savings shares, preference shares are entitled to a dividend of 0.31 euros per share prior to the distribution of income to the ordinary stockholders. If sufficient statutory income is not available to distribute dividends to the savings stockholders, the minimum statutory dividends on such shares are cumulative for a period of two years. If statutory income remaining after the payment of dividends on savings and preference shares is sufficient, ordinary shares are entitled to a dividend of 0.155 euros per share. Subsequently, savings and ordinary shares may each receive an additional dividend of 0.155 euros per share. Thereafter, all savings, preference and ordinary shares participate equally in any dividends paid from remaining statutory income. In the absence of limitations posed by the level of statutory income available for distribution, the effect of application of the above provisions of the by-laws is that the dividend payable to the savings share will be 0.155 euros per share higher than that payable to the ordinary and preference shares. Neither the preference shares nor the savings shares are subject to any redemption provisions.

     The stockholders of Fiat S.p.A. have resolved that the company will not pay an annual dividend for the year ended December 31, 2004. Fiat S.p.A. did not pay any dividends in 2003 and 2002.

     On June 26, 2003 the Board of Directors approved a rights issue, which was concluded in August 2003. As a consequence, capital stock increased by 1,836 million euros and 367,197,108 ordinary shares as compared to December 31, 2002.

     Further disclosures regarding capital stock are provided in Note 9 “Stockholders’ equity”.

     Changes in the issued and outstanding shares of Fiat S.p.A. from December 31, 2002 to December 31, 2004 were as follows:

	At December 31,
	2002	Variation	2003	Variation	2004
	(number of shares in thousands)
Ordinary shares issued	433,220	367,197	800,417	—	800,417
Less: Treasury stock	(18,368)	13,399	(4,969)	585	(4,384)

Ordinary shares outstanding	414,852	380,596	795,448	585	796,033

Preference shares issued	103,292	—	103,292	—	103,292
Less: Treasury stock	—	—	—	—	—

Preference shares outstanding	103,292	—	103,292	—	103,292

Saving shares issued	79,913	—	79,913	—	79,913
Less: Treasury stock	(1,085)	1,085	—	—	—
Saving shares outstanding	78,828	1,085	79,913	—	79,913

Total Fiat shares issued	616,425	367,197	983,622	—	983,622
Less: Treasury stock	(19,453)	14,484	(4,969)	585	(4,384)

Total Fiat shares outstanding	596,972	381,681	978,653	585	979,238

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (t.iii) Accumulated other comprehensive income (loss)—The components of accumulated other comprehensive income (loss) are as follows:

	At December 31,
	2004			2003			2002
	(in millions of euros)
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Cumulative translation adjustment	(2,133)	—	(2,133)	(2,005)	—	(2,005)	(1,317)	—	(1,317)
Available for sale securities	49	(1)	48	37	(11)	26	(317)	91	(226)
Derivative financial instruments	(5)	7	2	(41)	21	(20)	(199)	(8)	(207)
Minimum pension liability	(705)	250	(455)	(626)	210	(416)	(634)	194	(440)

Total accumulated other comprehensive income (loss)	(2,794)	256	(2,538)	(2,635)	220	(2,415)	(2,467)	277	(2,190)

     (t.iv) Banca Unione di Credito (“BUC”)—As described in the note “Form and content of the consolidated financial statements”, under Italian GAAP the subsidiary BUC is excluded from consolidation on a line-by-line basis as it has activities dissimilar from the principal activities of the Group, and is consequently accounted for under the equity method with a carrying value of 171 million euros and 340 million euros as of December 31, 2004 and 2003, respectively.

     Under U.S. GAAP, this subsidiary should be consolidated on a line-by-line basis. The following tables present condensed financial statement data as of December 31, 2004 and 2003 and for the three years ended December 31, 2004, determined on an Italian GAAP basis, which is similar to U.S. GAAP for BUC in all material respects:

	At December 31,
	2004	2003
	(in millions of euros)
Condensed balance sheet data:
Total assets	1,555	2,594
Total stockholders’ equity	171	340

	2004	2003	2002
	(in millions of euros)
Condensed statement of operations data:
Net interest income	10	11	19
Net commission and service fee income	28	31	42
Net trading income	6	6	6
Gross profit	19	25	33
Net income	9	10	15

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (t.v) Commitments and contingencies—Disclosures regarding commitments and contingencies required under Italian GAAP are provided in Note 14 “Memorandum accounts”. The following additional disclosures are required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34)” (“FIN 45”).

     Guarantees granted by the Group include guarantees of indebtedness of non-consolidated affiliated companies and third parties (for approximately 1,852 million euros and 1,931 million euros at December 31, 2004 and 2003, respectively) and commitments by Group companies as to contractual performance by joint venture companies and other companies (for approximately 737 million euros and 745 million euros at December 31, 2004 and 2003, respectively). The duration of these arrangements generally matches the duration of the related indebtedness or of the contractual performance period.

     In addition to the above, in the normal course of business the Group may enter into agreements that incorporate indemnifications. The Fiat Group executes contracts involving indemnifications which may be either standard for the industry or type of contract specific to a transaction such as the disposal of a business. These indemnifications might include claims against any of the following: environmental, tax and stakeholder matters; intellectual property rights; governmental regulations; employment-related matters; and dealer, supplier and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. At December 31, 2004 the total of outstanding guarantees related to the disposal of businesses was approximately 850 million euros (850 million euros as of December 31, 2003). The Group regularly evaluates the probability of having to incur costs associated with these indemnifications and has accrued for expected losses that are probable and for the fair value of guarantees requiring measurement. Fiat is also party to other indemnifications which do not limit potential payment; therefore, Fiat is unable to estimate a maximum amount of potential future payments that could result from claims made under these indemnities.

     (t.vi)—Product warranties

     The Group makes provisions for estimated expenses related to product warranties at the time products are sold to a dealer/customer. Estimates for warranty costs are made based primarily on historical warranty claim experience. A summary of changes in consolidated warranty provisions for the years ended December 31, 2004 and 2003 is as follows:

	At December 31,
	2004	2003
	(in millions of euros)
Balance, beginning of year	791	841
Current year provisions	636	490
Claims paid and other adjustments	(526)	(540)

Balance, end of year	901	791

     (t.vii) Long lived assets—In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”, the Group evaluates its long-lived assets (excluding goodwill) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

group of assets may not be recoverable. For both Italian GAAP and U.S. GAAP recoverability of assets to be held and used is assessed by a two step method: first comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or group of assets; second, if the asset (or group of assets) failed this test, the asset fair value is evaluated. The impairment to be recognized in the Group’s financial statements is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

     In connection with its various restructuring plans, the Group recorded impairment charges in 2004, 2003 and 2002 on certain assets of the Automobiles, Metallurgical Products and Components Sectors of approximately 84 million, 351 million and 227 million euros, respectively, under Italian GAAP and U.S. GAAP.

     (t.viii) Maintenance and advertising expenses—The maintenance and advertising costs charged to income in 2004 and 2003 are disclosed in Note 21; maintenance and advertising costs charged against 2002 income amounted to 556 and 1,106 million euros, respectively. Advertising expenses are not deferred under Italian GAAP.

     (t.ix) Classification of assets under Italian GAAP—Under Italian GAAP assets are classified in accordance with their function as fixed assets or current assets. Under U.S. GAAP, items that are expected to be realized or consumed within one year (or operating cycle, if longer) are classified as current, while items that are expected to be realized or consumed beyond that date are classified as non current. Additionally, under Italian GAAP, capital investment grants related to investments in property, plant and equipment are recorded as deferred income and credited to income over the useful life of the related asset, while under U.S. GAAP, these grants are recorded as a direct reduction to the cost of the acquired asset. Accordingly, the classification of assets under Italian GAAP is not necessarily the same as that under U.S. GAAP.

     (u) Stock-based compensation—The Fiat Group, for U.S. GAAP, adopted the intrinsic value based method of accounting for stock-based compensation prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 125”). Compensation expense, net of tax, of 2 million and 7 million euros was recorded for U.S. GAAP purposes in 2004 and 2003, respectively, while no compensation expense was recorded in 2001. The Fiat Group, for disclosure purposes only, follows SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), which provides the pro-forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The Black-Scholes formula was the option pricing model used to estimate fair value for stock options granted through December 31, 2003. For all stock options granted on or after January 1, 2004, the Fiat Group utilizes the binomial method to determine the fair value.

     At December 31, 2004, Fiat S.p.A., the “Parent Company”, had seven stock based compensation plans outstanding, excluding those relating to the Chief Executive Officer and Chairman, summarized below. Strike prices for each of the plans have been adjusted to avoid dilution using factors provided by the Italian Stock Exchange, to take into account capital increases made by Fiat S.p.A. since the inception of the plans.

     On March 30, 1999, the Board of Directors of Fiat S.p.A. approved a first stock option plan, referred to as “Stock Options 1999”, and its underlying provisions, thereby issuing to employees with the title of Direttore, options to purchase up to 1,248,000 ordinary shares at a price of 26.12 euros per share. The options issued under Stock Options 1999 vested 50% on April 1, 2001 and 100% on April 1, 2002 and expire on March 31, 2007.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     In February 2000, a second plan, “Stock Options 2000”, was approved, providing Direttori and certain other executives with options to purchase up to 5,158,000 ordinary shares at a price of 28.12 euros per share. The options issued under Stock Options 2000 vest up to 25% per year for the first four years beginning February 18, 2001, and expire on February 18, 2008.

     A third plan, “Stock Options February 2001”, was approved on February 27, 2001. This plan provided the top level of management with options to purchase up to 785,000 ordinary shares at a price of 24.85 euros per share. The options vest up to 25% per year for the first four years beginning on February 27, 2002, and expire on February 27, 2009.

     “Stock Options October 2001”, a fourth plan, was approved on October 31, 2001. This plan provided all managers with options to purchase up to 5,417,500 ordinary shares at a price of 16.53 euros per share. The options vest up to 25% per year for the first four years beginning on October 31, 2002, and expire on October 31, 2009.

     In September 2002, a fifth plan, “Stock Options September 2002”, was approved, providing the managers with options to purchase up to 6,100,000 ordinary shares at a price of 10.397 euros per share. The options issued under Stock Options September 2002 vest up to 25% per year for the first four years beginning September 12, 2003, and expire on September 12, 2010.

     In October 2003, a sixth plan was approved, “Stock Options October 2003”, providing one manager with options to purchase up to 598,982 ordinary shares at a price of 6.68 euros per share, exercisable from October 1, 2004 to October 1, 2010. In each of the first three years the exercise is limited to purchase of a maximum of one-third of the total option; in addition the exercise is subject to the achievement of predetermined profitability targets.

     In November 2003, a seventh plan was approved, “Stock Options November 2003”, providing one manager with options to purchase up to 446,961 ordinary shares at a price of 6.71 euros per share, exercisable from November 15, 2004 to November 15, 2010. In each of the first three years the exercise is limited to purchase of a maximum of one-third of the total option; in addition the exercise is subject to the achievement of predetermined profitability targets.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	For the years ended December 31,
	2004		2003		2002
		Exercise		Exercise		Exercise
	Shares	price (*)	Shares	price (*)	Shares	price (*)
Outstanding at the beginning of the year	12,697,743	16.46	15,791,700	18.80	12,608,500	24.77
Granted during the year	—	—	1,045,943	6.69	6,420,000	11.32
Expired and forfeited during the year	(2,195,200)	16.84	(4,139,900)	18.02	(3,236,800)	25.77
Exercised during the year	—	n.a.	—	n.a.	—	n.a.
Outstanding at the end of the year	10,502,543	16.38	12,697,743	16.46	15,791,700	18.80
Exercisable at the end of the year	7,144,748	18.80	5,537,925	20.45	3,784,575	25.86

*	Weighted average exercise price of outstanding options. Following the capital increases in January 2002 and July 2003, the exercise prices were adjusted applying the factors calculated by Borsa Italiana, in the amount of 0.98543607 and 0.93167321, respectively.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

		Stock	Stock	Stock	Stock	Stock	Stock	Stock
	Stock	Options	Options	Options	Options	Options	Options	Options
	Options	February	February	October	February	September	October	November
	1999	2000	2001	2001	2002	2002	2003	2003
Risk free interest rate	4.3%	5.9%	5.2%	4.6%	5.1%	4.6%	3.8%	4.2%
Dividend yield	2.1%	1.9%	2.3%	3.4%	4.2%	2.7%	0.5%	0.5%
Stock price volatility	45.2%	31.8%	25.5%	33.4%	37.4%	45.0%	43.6%	39.8%
Option life (years)	8	8	8	8	8	8	7	7

     Stock Options granted to Chief Executive Officer and Chairman

     At December 31, 2004, Fiat S.p.A., the Parent Company, had five stock based compensation plans granted to current and former Chief Executive Officers and Chairmen of the Company as summarized below:

•	In July 2000, the Board of Directors resolved to grant the Chairman at that time (Mr. Paolo Fresco) options for the purchase of 250,000 Fiat ordinary shares at the price of 25.46 euros per share, exercisable from July 25, 2001 to July 25, 2008. The options vested 50% per year for the first two years.

•	In March 2001, the Board of Directors resolved to grant the Chairman at that time (Mr. Paolo Fresco) options for the purchase of 1,000,000 Fiat ordinary shares at the price of 23.71 euros per share, exercisable from July 1, 2002 to October 30, 2008. The options vested 100% in the first year.

•	In May 2002, the Board of Directors resolved to grant the Chairman at that time (Mr. Paolo Fresco) options for the purchase of 1,000,000 Fiat ordinary shares at the price of 12.70 euros

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

per share, exercisable from January 1, 2005 to January 1, 2010. The options vested 100% on January 1, 2005.

•	On March 27, 2003, the Board adopted a resolution to grant to the Chief Executive Officer at that time (Mr. Giuseppe Morchio) 11,822,195 options to purchase Fiat ordinary shares at a price of 6.344 euros per share; on July 31, 2003, following the adjustment due to the capital increase effected in August, the Board of Directors revoked the above mentioned resolution of March 27 and resolved to grant to Mr. Morchio 13,338,076 options to purchase Fiat ordinary shares at the price of €5.623 euros per share, exercisable from March 27, 2004 to March 27, 2010. The exercise rights vest over five years (20% per year), of which two-thirds of the options set to vest from March 27, 2005 to 2008 were contingent on meeting pre-established profit objectives. Mr. Morchio resigned on May 30, 2004, causing the expiry of 10,670,461 of these options. The remaining options have all vested and were exercisable until May 30, 2005, but expired unexercised.

•	On July 26, 2004, the Board of Directors granted to Mr. Sergio Marchionne, as a part of his compensation as chief executive officer, options for the purchase of 10,670,000 Fiat ordinary shares at the price of €6.583, exercisable from June 1, 2008, to January 1, 2011. In each of the first three years following the date of the grant, Mr. Marchionne will accrue the right to purchase a maximum of 2,370,000 shares per year. Beginning June 1, 2008, he will have the right to purchase, effective at that date, the residual portion, totaling 3,560,000 shares. Vesting of the options to be exercisable on June 1, 2008, is subject to certain predetermined profitability targets that are to be reached prior to that date.

	For the years ended December 31,
	2004		2003		2002
		Exercise		Exercise		Exercise
	Shares	price (*)	Shares	price (*)	Shares	price (*)
Outstanding at the beginning of the year	15,588,076	7.55	2,650,000	19.28	1,700,000	26.74
Granted during the year	10,670,000	6.58	13,338,076	5.62	1,400,000	13.44
Expired and forfeited during the year	(10,670,461)	5.62	(400,000)	12.96	(450,000)	28.24
Exercised during the year	—	n.a	—	n.a.	—	n.a.
Outstanding at the end of the year	15,587,615	8.21	15,588,076	7.55	2,650,000	19.28
Exercisable at the end of the year	3,917,615	11.50	1,250,000	24.06	1,250,000	25.82

*	Following the capital increases in January 2002 and July 2003, the exercise prices were adjusted by applying the factors calculated by Borsa Italiana, in the amount of 0.98543607 and 0.93167321.

     The fair value of each option grant was estimated at the grant date under the following assumptions:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

	Stock	Stock		Stock	Stock
	Options	Options	Stock	Options	Options
	July	March	Options	March	July
	2000	2001	May 2002	2003	2004
Risk free interest rate	5.8%	5.1%	5.4%	4.0%	4.0%
Dividend yield	2.2%	2.5%	4.6%	0.5%	0.0%
Stock price volatility	34.0%	19.5%	38.7%	45.7%	29.3%
Option life (years)	8	8	8	7	7

     If a compensation cost for stock option plans for each of the three years ended December 31, 2004 had been determined based on the fair value of each set of options at the grant date as required by SFAS No. 123, using the Black Scholes option-pricing model through December 31, 2003 and the binomial method from January 1, 2004, the Group’s pro forma net loss and net loss per share amounts as determined on a U.S. GAAP basis would have been as follows (in millions of euros except per share amount):

	For the years ended December 31,
	2004	2003	2002
Net income (loss) in accordance with U.S. GAAP as reported	(2,100)	(2,934)	(3,906)
Add: Stock-based compensation expense, included in reported net income, net of related tax effects (APB 25)	2	7	—
Deduct :Stock-based compensation expense (SFAS 123)	(19)	(19)	(17)

Pro-forma Net income (loss)	(2,117)	(2,946)	(3,923)

Basic and diluted EPS per ordinary and preference shares as reported in accordance with U.S. GAAP	(2.15)	(3.89)	(6.65)
Basic and diluted EPS per ordinary and preference shares pro-forma	(2.16)	(3.91)	(6.67)

Basic and diluted EPS per savings share as reported	(2.15)	(3.89)	(6.65)
Basic and diluted EPS per savings share pro-forma	(2.16)	(3.91)	(6.67)

     For options outstanding at December 31, 2004 the range of exercise prices was between 6.58 and 28.12 euros.

     (v) Segment information—Information on the industry sectors and geographic areas in which the Group operates is included in Notes 15 and 21. The industry sectors reported therein represent the manner in which Group management organized its internal reporting at until December 31, 2004, and forms the primary basis for operating decisions and assessing operating performance.

     Additional information required by U.S. GAAP, which is not presented in Notes 15 and 21, is included herein.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     The Group is organized on the basis of the products and services which it offers. Specifically, the Group is engaged principally in the manufacture and sale of automobiles (passenger cars ranging from subcompacts to full-sized vehicles and light commercial vehicles), agricultural and construction equipment (agricultural tractors, combine harvesters, other agricultural equipment, compact loaders, excavators, dozers and other construction equipment), and commercial vehicles (various commercial vehicles in the light-, medium- and heavy-ranges, buses and firefighting vehicles, and diesel engines) and therefore is organized and managed among these activities which represent its primary operating sectors and, likewise, its reportable segments. Additionally, the Group manufactures, for use by these aforementioned segments and by third parties, other products and systems, principally components (dashboards, engine control systems, lighting and exhaust systems), metallurgical products (iron, magnesium and—to September 2002—aluminum castings and hot and cold forged steel components), and production systems (metal working systems, mechanical assembly systems, body welding and assembly systems, molding, pressing and handling systems and other engineering systems) which, together with the Ferrari-Maserati luxury sports car business form its Automotive-Related Activities Sector. From January 1, 2004 (following the disposal of the Insurance and Aviation sector activities in 2003), the Group’s other activities include publishing and communications (a daily newspaper and sale of advertising in print media) and business services, which for the purpose of reporting these businesses, are aggregated into Other Diversified Sectors. As discussed in Note 24 (f.i.), FiatAvio S.p.A., the Group’s former subsidiary involved in the production of aviation equipment, was included in Other Diversified Sectors through June 30, 2003; this company was sold out of the Group effective July 1, 2003. Other Companies, Eliminations and Adjustments includes holding companies and other companies which provide services to the Group, together with consolidation and other adjustments.

     As also described in Note 24 (f.i), the Group sold Toro Assicurazioni S.p.A. effective May 2, 2003; this company represented the Group’s Insurance Sector (life and casualty products).

     The following tables summarize the additional financial data by geographic area and by industry sector for each of the years ended December 31, 2004, 2003, and 2002, which is not already provided in Notes 15 and 21. All amounts presented in the accompanying tables originate from the consolidated financial statements prepared in accordance with Italian GAAP.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (v.i) Information by Geographic Area

     Net sales, revenues and total assets by area of origin or asset location are as follows (in millions of euros):

		Europe
		(excluding	North
	Italy	Italy)	America	Mercosur	Other areas	Consolidated
2004:
Net sales and revenues (*):
Domestic	11,908	9,929	4,688	3,014	1,218	30,757
Export	9,602	3,555	1,492	315	982	15,946

Total	21,510	13,484	6,180	3,329	2,200	46,703

Total assets	28,128	15,868	8,661	3,207	1,379	57,243

2003:
Net sales and revenues (*):
Domestic	13,561	10,043	4,817	2,676	1,370	32,467
Export	10,527	2,511	336	315	1,115	14,804

Total	24,088	12,554	5,153	2,991	2,485	47,271

Total assets	29,524	20,166	9,200	2,890	931	62,711

2002:
Net sales and revenues (*):
Domestic	17,686	11,181	6,055	3,320	1,611	39,853
Export	11,998	2,333	272	322	871	15,796

Total	29,684	13,514	6,327	3,642	2,482	55,649

Total assets	48,497	26,757	12,013	3,451	1,803	92,521

(*)	Net sales and revenues shown above include the change in contract work in progress of 215 million euros, (1,075) million euros and 222 million euros, in 2004, 2003, and 2002, respectively. In addition, net sales and revenues shown above are to third parties only, and exclude intersegment sales between consolidated subsidiaries which in 2004, 2003 and 2002 amounted to 3,422 million euros, 3,294 million euros and 4,012 million euros, respectively. Such sales between geographical areas are generally within the same industry sector and are accounted for at prices which approximate prices to unaffiliated customers in the same markets.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (v.ii) Information by Industry Sector

     Certain information pertaining to the Group’s industry sectors is presented in Note 21. Certain other information not included therein but required by U.S. GAAP is as follows (in millions of euros):

							Other
		Agricultural					Companies,
		and		Automotive		Other	Eliminations
		Construction	Commercial	Related		Diversified	and
	Automobiles	Equipment	Vehicles	Activities	Insurance	Sectors	Adjustments	Consolidated
2004:
Expenditures for intangible assets and deferred charges	90	1	68	75	—	15	15	264

Total investments	2,173	338	196	44	—	31	975	3,757

2003:
Expenditures for intangible assets and deferred charges	168	24	67	52	—	83	133	527

Total investments	2,059	346	221	45	—	54	1,202	3,927

2002:
Expenditures for intangible assets and deferred charges	168	55	79	56	58	48	139	603

Total investments	1,756	365	101	54	1,491	1,214	(209)	4,772

     (w) New accounting standards—As described in “Principles of consolidation and significant accounting policies”, the Group’s accounting policies respect the requirements set forth by Italian Law (Legislative Decree No. 127 of April 9, 1991), as interpreted and supplemented by the Italian accounting principles issued by the e Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri (the Italian accounting profession) and , to the extent such requirements or principles are silent on particular issues and not at variance, the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board. Taken together, such requirements and principles are considered to represent “Italian GAAP”.

     The following paragraphs summarize new accounting pronouncements which may impact the Group’s consolidated financial statements in future periods.

     (w.i) International Financial Reporting Standards—In July 2002, the European Parliament and the Council of the European Union adopted Regulation EC No. 1606/2002 on the application of international accounting standards, which requires companies governed by the law of a member state of the European Union and whose securities are traded on a regulated market of any member state, such as Fiat S.p.A., to prepare their consolidated financial statements for each financial year starting on or after January 1, 2005 in accordance with IFRS. As a consequence of this regulation, all consolidated financial statements issued by the Group for periods starting on or after that date will be prepared under IFRS and no longer under Italian GAAP.

     In May 2005, for comparative purposes the Group published its consolidated results as of and for the year ended December 31, 2004 and for the quarter ended March 31, 2004 in accordance with IFRS, as

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

an attachment to its quarterly report prepared under Italian Stock Exchange requirements as of March 31, 2005.

     (w.ii) U.S. GAAP - New accounting pronouncements

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

     The adoption of this Interpretation did not have a material impact on the Companies U.S. GAAP reconciliation of net income (loss) and stockholders’ equity as of and for the years-ended December 31, 2004 and 2003.

     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). ARB No. 43 previously stated, “under some circumstances, items such as idle facility expense, excessive spoilage, double freight and rehandling costs may be so abnormal as to require treatment as current period charges.” SFAS No. 151 requires that these items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that the allocation of fixed production of overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for inventory costs incurred during fiscal years beginning after November 2004. Management is currently assessing early adoption of SFAS No. 151 for the fiscal year commencing on January 1, 2005 and the impact, if any, of this decision.

     In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67” (“SFAS No. 152”). This Statement amends FASB Statement No. 66, “Accounting for Sales of Real Estate”, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2. The Statement also amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions and that the accounting for those operations and costs is subject to the guidance in SOP 04-2.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005. Management is currently assessing the possibility of the adoption of SFAS No. 152 for the fiscal year which commenced on January 1, 2005, and accordingly will be effective for the Fiat Group for the fiscal year which will commence on January 1, 2006.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS No. 153”). The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This guidance, however, contains certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary transactions occurring in fiscal periods beginning after June 15, 2005 and accordingly will be effective for the Fiat Group for transactions occurring on or after January 1, 2006.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), a revised version of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS No. 123R eliminates the possibility to use the intrinsic value method of accounting in APB Opinion No. 25 that was provided as an alternative in SFAS No. 123 as originally issued. SFAS No. 123R requires entities to recognize the cost of employee services received in exchange for the award of equity instruments based on the grant-date fair value of those awards, with certain limited exceptions. SFAS 123R is effective from January 1, 2006 for the Fiat Group, although early adoption is encouraged by the FASB. Management is currently evaluating the impact of SFAS No. 123R, as well as the possibility of early adopting this statement.

     In May 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143” (“FIN 47”). This Interpretation clarifies that the term “conditional asset retirement” as used in FASB Statement No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity; that is, the obligation is unconditional, although uncertainty exists as to the timing and (or) method of settlement. FIN 47 requires that this uncertainty be factored into the measurement of the fair value of the conditional asset when sufficient information exists, acknowledging that in some cases sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005, and will therefore be adopted by the Fiat Group in the fiscal year commencing on January 1, 2005. Management is currently assessing the impact, if any, that this change will have.

     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No.3” (“SFAS No. 154”), which modifies the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the change in the net income of the period of change. SFAS No. 154 requires in general retrospective application to the financial statements of prior periods of changes in accounting principle. SFAS No. 154 carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error and a change in accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors, which occur in fiscal years beginning after December 15, 2005 and accordingly will become effective for the Fiat Group in the consolidated financial statements for the year beginning January 1, 2006.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

     (x) Subsequent events—

     On February 4, 2005, Fiat agreed to extend the cooperation and stockholders’ agreements that the Group entered into with Synesis Finanziaria and the four banks that are its stockholders in connection with our May 2003 sale to Synesis Finanziaria of a 51% interest in Fidis Retail Italia. Under the extension agreement, which is intended to ensure market support and stability for the financing activities carried out by Fidis Retail Italia in connection with Fiat Auto’s car sales, among other things, Fiat’s option to repurchase the 51% interest we sold to Synesis Finanziaria, Synesis Finanziaria’s put option to Fiat, and the trigger date for our drag-along and Synesis Finanziaria’s tag-along rights in the event of a sale of Fiat’s stake in Fidis Retail Italia, were extended for two years, to January 31, 2008.

     On May 13, 2005, Fiat and General Motors (“GM”) signed a separation agreement which dissolved the purchasing and Powertrain joint venture companies that were formed in 2000. This agreement was executed by Fiat and GM as scheduled in the Termination Agreement signed on February 13, 2005, in which Fiat and GM agreed to terminate the Master Agreement and the related joint ventures. In connection with the termination, GM paid Fiat an aggregate amount of approximately €1.56 billion, including balancing payment adjustments related to the value of the assets held by each party at the conclusion of the alliance’s unwinding.

     Under the terms of this agreement GM paid Fiat €1.56 billion in compensation for:

•	The dissolution of the alliance and cancellation of a put option that gave Fiat the right to sell its stake in Fiat Auto to GM. As a consequence, GM returned its 10% stake in Fiat Auto Holdings B.V. to Fiat.

•	The acquisition by GM of a 50% interest in the Bielsko Biala plant, in Poland, which manufactures a 1.3 liter Multijet diesel engine, as well as a 50% interest in the related motor technologies. The plant will continue to be operated by both Fiat and GM on a 50-50 basis under a new joint venture agreement.

•	The acquisition by GM of the co-ownership of the 1.9 liter JTD engine technology, although GM will continue to order most of its European requirements from our plant in Pratola Serra. Notwithstanding this co-ownership, GM may not manufacture JTD diesel engines outside Europe for export to Europe.

Under the termination agreement:

•	Both Fiat and GM will continue to support the joint development of existing platforms.

•	Fiat will continue to sell engineering support to GM for the development of diesel technology.

     Fiat completed the unwinding of the joint ventures under the Master Agreement and the related supply agreements in May 2005.

     Fiat currently owns a 24.6% interest in Italenergia Bis, which controls approximately 64% of Edison S.p.A., an Italian listed company and Italy’s second-largest electricity company. Fiat’s €1,147 million credit facility from Citibank and a syndicate of other banks, which matures in September 2005, is secured by a put option the Group exercised in March 2005 allowing Fiat to sell its interest in Italenergia Bis to Electricité de France (“EDF”) for a price corresponding to the value of the interest, as determined on the basis of valuations prepared by three experts appointed for that purpose, subject to an agreed minimum price of €1,147 million (less a premium of €127 million). In December 2004, EDF commenced

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2004, 2003 and 2002

arbitration proceedings before the London Court of International Arbitration claiming that the enactment of certain Italian legislation relating to the energy sector absolves EDF of any obligation to pay Fiat the amount that would otherwise be due upon the delivery to EDF of the Italenergia Bis stake in September 2005 pursuant to Fiat’s exercise of the put option. Management believes that EDF’s claims are without merit and are vigorously defending the arbitration.

     In February 2005, Fiat announced that the ownership of Maserati, then wholly owned by Ferrari, would be transferred to Fiat to permit Fiat Auto’s Alfa Romeo unit and Maserati to cooperate closely, both technically and commercially, particularly in significant international markets. Maserati will, however, continue its cooperation with Ferrari, especially in the industrial, technical, engine and sales network areas. Ferrari transferred Maserati to Fiat (through its subsidiary Fiat Partecipazioni S.p.A.) and the new Maserati entity became operational on April 1, 2005.

     On March 24, 2005, Fiat announced the creation of Fiat Powertrain Technologies, a new sector that will integrate all of the Group’s capabilities and expertise in engines and transmissions in a new business oriented to both Fiat Group companies and third-party customers. The new industrial unit will operate in 12 countries with 26 plants and 16 research and development centers, combining the powertrain businesses, resources, employees and activities of Fiat Auto Powertrain, Iveco and Magneti Marelli, together with the powertrain research activities of the FRC and Elasis.

     On April 26, 2005 Fiat and the Money Lending Banks stated that the Mandatory Convertible facility, as described in Note 12, will be repaid at maturity in September 2005 through its conversion into Fiat S.p.A. ordinary shares.

     On June 1, 2005, Iveco sold to Barclays 51% of Iveco Finance Holdings, creating a new joint venture that will provide commercial vehicle financing and leasing services to Iveco customers in France, Germany, Italy, Switzerland and the U.K.

THE FIAT GROUP
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2004, 2003 and 2002
(in millions of euros)

	Balance at	Charged to	Charged	Deductions	Balance
	beginning	costs and	to other	and	at end of
	of period	expenses	accounts	other	period
2004:
Trade receivables	476	110	(6)	(106)	474
Financial receivables	316	239	(19)	(96)	440
Marketable securities	32	23	—	(31)	24
Restructuring reserve	471	189	(7)	(245)	408

2003:
Trade receivables	549	86	(50)	(109)	476
Financial receivables	523	188	(280)	(115)	316
Marketable securities	9	30	(6)	(1)	32
Restructuring reserve	731	335	(42)	(553)	471

2002:
Trade receivables	609	140	(26)	(174)	549
Financial receivables	672	237	(4)	(382)	523
Marketable securities	9	—	—	—	9
Restructuring reserve	688	501	(91)	(367)	731

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT S.p.A.
(Registrant)

/s/ Luigi Gubitosi
LUIGI GUBITOSI
Chief Financial Officer

Date: June 30, 2005