Form 20-F/A
period 2004-12-31
FIAT S P A
filed 2005-07-07
CIK 842317

As filed with the Securities and Exchange Commission on July 7, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

EXPLANATORY NOTE

     Fiat S.p.A. (“Fiat”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) with the Securities and Exchange Commission (“SEC”) on June 30, 2005.

     This Amendment No. 1 to Fiat’s Form 20-F (this “Amendment”) is filed to include the caption “Liquidity and Capital Resources” at the top of page 31 of this Amendment and the complete text of the first two sentences immediately thereafter. Due to a technical error during the Edgarizing process, a portion of this text was inadvertently omitted from Item 5 of the Form 20-F as filed electronically with the SEC via the EDGAR system on June 30, 2005.

     Other than the foregoing, no part of Fiat’s Form 20-F filed on June 30, 2005, is being amended, and no part of the Form 20-F or of Item 5 as re-filed pursuant to this amendment speaks as of any date subsequent to June 30, 2005.

     Accordingly, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, Fiat hereby amends Item 5 of its Form 20-F in its entirety and replaces it with the following:

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

Liquidity and Capital Resources

     Cash and marketable securities are our most liquid assets. As indicated in the table below, at December 31, 2004, we had cash of €3,164 million, roughly in line with the €3,211 million recorded on our balance sheet at the end of 2003. See “—Cash Flow Analysis” below for a detailed discussion of our cash flows in 2004. However, at December 31, 2004, we had marketable securities (financial assets not held as fixed assets, comprising mainly short-term bonds and commercial paper and highly rated bank liquidity funds, net of securities held by Group-owned insurance companies to cover policy liabilities and accruals) of €2,126 million, compared to a total of €3,789 million at the end of 2003. Accordingly, the total amount of our most liquid assets decreased by approximately €1.7 billion, to approximately €5,290 billion at December 31, 2004. Our year-end net financial position (cash, marketable securities and finance receivables, less financial payables comprising short-, medium- and long-term debt), a non-GAAP measure of liquidity that our lending banks use to monitor our performance and for which targets are set under our main loan agreements, showed a negative net balance of €4,961 million at December 31, 2004, an increase of €1,933 million, or 63.4%, from the negative net balance of €3,028 million at December 31, 2003. The increase in the negative net balance compared to December 31, 2003, was primarily attributable to the net loss incurred in 2004, a decrease of approximately €500 million in the amount of trade receivables sold and an increase in working capital requirements in 2004, as discussed in more detail in “—Cash Flow Analysis—Net Cash Used in Operating Activities.”

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

ITEM 19. EXHIBITS

Index to Exhibits filed with this Amendment No. 1

12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT S.p.A.
(Registrant)
/s/ Luigi Gubitosi
LUIGI GUBITOSI
Chief Financial Officer

Date: July 7, 2005