Form 20-F
period 2005-12-31
FIAT S P A
filed 2006-06-30
CIK 842317

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 1-10108
FIAT S.p.A.
(Exact name of registrant as specified in its charter)
FIAT S.p.A.
(Translation of registrant’s name into English)
Italy
(Jurisdiction of incorporation or organization)
Via Nizza 250, Turin, Italy
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class
Ordinary American Depositary Shares
Ordinary shares with a par value of €5 each*
Preference American Depositary Shares
Preference shares with a par value of €5 each*
Savings American Depositary Shares
Savings shares with a par value of €5 each*	Name of each exchange on which registered New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

  Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,092,246,316 ordinary shares, 103,292,310
preference shares and 79,912,800 savings shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑                     No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes ☐                     No ☑
     Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑                     Accelerated filer ☐                     Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                    Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐                     No ☑

(*)	Not for trading, but only in connection with the registration of the American Depositary Shares.

 i

TABLE OF CONTENTS, continued

TABLE OF CONTENTS, continued

TABLE OF CONTENTS, continued

Page
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	156

PART III

ITEM 17. FINANCIAL STATEMENTS	156

ITEM 18. FINANCIAL STATEMENTS	157
Index to Financial Statements and Schedules filed with this Annual Report	157

ITEM 19. EXHIBITS	158
Index to Exhibits filed with this Annual Report	158
EX-1.1
EX-8.1
EX-12.1
EX-12.2
EX-12.3
EX-13.1

ACCOUNTING PRINCIPLES AND REPORTING CURRENCY
     We publish our Consolidated Financial Statements in euro (“€”), the official common currency of certain Member States of the European Union (the “EU”), including Italy. In this annual report, references to “dollars,” “US$” or “$” are to United States dollars. Amounts stated in dollars, unless otherwise indicated, have been translated from euro at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from euro at the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2005 (the last business day of 2005) of $1.1842 per €1.00. Such rate may differ from the actual rates we used in preparing our Consolidated Financial Statements included in Item 18 and dollar amounts used in this annual report may differ from the actual dollar amounts that were translated into euro in the preparation of our financial statements. For information regarding recent rates of exchange between euro and dollars, see Item 3. “Key Information—Selected Financial Data—Exchange Rates.”
     The Consolidated Financial Statements in this annual report are based on financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the EU. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee, formerly the Standing Interpretations Committee.
     The adopted principles are described in the “Notes to the consolidated financial statements” included in Item 18. These principles differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). See Note 38 to the Consolidated Financial Statements included in Item 18 for a discussion of the differences between IFRS and US GAAP.
     The Fiat Group adopted IFRS on January 1, 2005 on the coming into effect of EU Regulation No. 1606 of July 19, 2002. In this context, the accounting policies applied in these financial statements are consistent with those adopted in preparing the IFRS opening consolidated balance sheet at January 1, 2004, as well the consolidated financial statements at December 31, 2004, as restated in accordance with IFRS and presented in Note 39 to the Consolidated Financial Statements included in Item 18, to which reference should be made. Reconciliations between profit or loss and equity under previous GAAP (i.e., the requirements of Italian Legislative Decree No. 127 of April 9, 1991, as interpreted and supplemented by the Italian accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragioneri, and, to the extent such requirements or principles are silent on particular issues and not at variance, by those standards laid down by the IASB; such requirements, as so interpreted and supplemented, “Italian GAAP”) to profit or loss and equity under IFRS for the periods shown as comparatives, as required by IFRS 1 – First-time Adoption of IFRS, together with related explanatory notes, are included in such Note 39 to the Consolidated Financial Statements included in Item 18.
     Certain of the financial measures we use to evaluate our financial and operating performance are considered to be non-GAAP measures, including our “net debt” as calculated for purposes, among other things, of financial targets agreed with our lenders, as well as measures calculated on a “comparable consolidation” basis or constant exchange rate basis. Where we discuss these measures, we also discuss the most directly comparable IFRS financial measures with equal prominence and present a reconciliation of the relevant non-GAAP measure to the most directly comparable IFRS financial measure. See Item 5. “Operating and Financial Review and Prospects” for additional information on these measures and the required reconciliation of each of them to the most comparable IFRS measure.

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
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
     Except for the historical statements and discussions contained herein, statements contained in this annual report constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this annual report, the words “anticipate,” “assume,” “believe,” “could,” “estimate,” “expect,” “plan,” “project,” “intend,” “may,” “risk” and variations of such words and other similar words and expressions that are predictions or otherwise indicate future events or trends are intended to identify forward-looking statements.
     Information filed with or furnished by us to the US Securities and Exchange Commission (“SEC”) may include forward-looking statements. In addition, other written or oral statements that constitute forward-looking statements have been made and may in the future be made by us or on our behalf, including statements concerning our future operating and financial performance, our share of new and existing markets, general industry and economic trends and our performance relative thereto, our expectations as to requirements for capital expenditures and regulatory matters, the achievement of our targets and the expected benefits of restructurings, reorganizations and disposal programs and other similar corporate transactions. Our businesses include our automotive, automotive-related and other sectors, and our outlook is predominantly based on our interpretation of what we consider to be the key economic factors affecting these businesses. Forward-looking statements with regard to our businesses rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors (many of which are outside our control) that could cause actual results to differ materially from such statements, including:
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

MARKET AND OTHER DATA
     The market share, ranking and other data discussed below was derived from or based upon a variety of official, non-official and internal sources believed to be reliable, including the following agencies in the indicated countries: Italy— Ministero dei Trasporti; Brazil—Associaçao Nacional dos Fabricantes de Veiculos Automotores; France—Chambre Syndicale; Germany—Kraftfahr Bundesamt; Spain—Direccion General de Trafico; the United Kingdom—Society of Motor Manufacturers and Traders. Market share, ranking and other data contained in this annual report may also be based on our good faith belief, our own knowledge and experience and such other sources as may be available. Our internal company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same result. Market share data may change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares or size. In addition, consumption patterns and consumer preferences are subject to change. The market share data presented in this annual report represents the best estimates available from the sources indicated as of the date hereof, but as a result of the factors set forth above, you should be aware that market share, ranking and other similar data, and estimates and beliefs based on that data, may not be reliable.
     In addition, please note that we calculate our automobile market share as being equal to the percentage of the total number of vehicles registered in the relevant market during the relevant period that is attributable to our vehicles. Our automobile unit sales represent sales of vehicles to our distribution network, importers and other large direct customers in a given market during the relevant period, including vehicles sold under buy-back commitments. Therefore, unit sales in a given market during any period do not necessarily correspond to the number of our vehicles registered in that market during the same period.
     Certain financial and market information for CNH Global N.V. (“CNH”) is provided by geographic area. CNH defines its geographic areas as (1) North America, encompassing the United States and Canada; (2) Western Europe, encompassing Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom; (3) Latin America, encompassing Mexico, Central and South America and the Caribbean Islands; and (4) rest of the world, which encompasses all areas not included in North America, Western Europe and Latin America.
     Market share information for CNH presented as “worldwide” includes all countries in which CNH operates except India. Estimates of market share information for CNH are generally based on registrations of equipment in most of Europe and the rest of the world on retail data collected by a central information bureau from equipment manufacturers in North America and Brazil, as well as on shipment data collected by an independent service bureau. Not all agricultural and construction equipment is registered, and registration data may thus underestimate actual retail demand. In many countries, there may also be a period of time between the delivery, sale and registration of a vehicle; as a result, delivery or registration data for a particular period may not correspond directly to retail sales in such a period.
     Throughout this report, unless otherwise specified, market share and vehicle registration data for 2005 represent the best estimates available from the sources indicated as of the date hereof. We calculate our market share as being equal to the percentage of the total number of vehicles registered in the relevant market during the relevant period that is attributable to our vehicles. In certain cases, market share and vehicle registration data for 2004 have been revised from that presented in our Annual Report on Form 20-F for the year ended December 31, 2004 to reflect changes in such sources appearing after the date thereof.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
The Fiat Group
     We are one of the largest industrial groups in Italy. We also have extensive operations in the rest of Europe, the US and in other parts of the world.
     We are engaged principally in the manufacture and sale of automobiles, commercial vehicles and agricultural and construction equipment. We also manufacture, for use by our automotive sectors and for sale to third parties, other automotive-related products and systems, principally powertrains (engines and transmissions), components, metallurgical products and production systems. In addition, we are currently involved in other sectors, including publishing and communications and certain service operations. A detailed description of our business can be found in Item 4. “Information on the Company.”
     Our significant subsidiaries as of December 31, 2005, were:
•	Fiat Auto S.p.A. (“Fiat Auto”), an Italian corporation wholly owned through our Dutch subsidiary Fiat Auto Holdings B.V.;

•	Maserati S.p.A. (“Maserati”), an Italian corporation formerly owned by Ferrari. Maserati became a wholly owned member of the Group in April 2005, and its results are now reported as a separate sector;

•	Ferrari S.p.A. (“Ferrari”), an Italian corporation which produces luxury sports cars, of which we own approximately 56% of the voting shares;

•	Fiat Powertrain Technologies S.p.A. (“FPT”) a wholly owned Italian corporation established in the first half of 2005, which carries out our powertrain operations;

•	CNH, a Dutch corporation that is the lead company of our agricultural and construction equipment sector, of which we hold approximately 90% of the voting shares, following the conversion in March 2006 of 8,000,000 Series A Preferred Shares into CNH common shares. See Item 4. “Information on the Company – Introduction — Recent Developments – Financial Initiatives;”

•	Iveco S.p.A. (“Iveco”), a wholly owned Italian corporation that is the lead company of our trucks and commercial vehicles sector;

•	Magneti Marelli Holding S.p.A. (“Magneti Marelli”), a wholly owned Italian corporation that is the lead company of our automotive components sector;

•	Teksid S.p.A. (“Teksid”), an Italian corporation that is the lead company of our metallurgical products sector, of which we hold 84.8% of the voting shares;

•	Comau S.p.A. (“Comau”), a wholly owned Italian corporation that is the lead company of our production systems sector;

•	Business Solutions S.p.A. (“Business Solutions”), a wholly owned Italian corporation that is the lead company of our services sector; and

•	Itedi-Italiana Edizioni S.p.A. (“Itedi”), a wholly owned Italian corporation that is the lead company of our publishing and communications sector.
     Beginning in 2006, the FPT sector also includes the powertrain businesses of Iveco, Centro Ricerche Fiat (“CRF,” the Fiat Research Center) and Elasis (Fiat’s advanced research center headquartered in Pomigliano d’Arco near Naples). See Item 4. “Information on the Company—Introduction—Recent Developments.”
     Since January 1, 2005, we have aggregated our activities into five business areas for certain external communication purposes: Automobiles (including the sectors led by Fiat Auto, FPT, Maserati and Ferrari); Agricultural and Construction Equipment (the CNH sector); Trucks and Commercial Vehicles (the Iveco sector); Components and Production Systems (which includes the sectors led by Magneti Marelli, Teksid and Comau); and Other Businesses (the sectors led by Business Solutions and Itedi, as well as the results of our holding companies and other companies).
Selected Financial Data
     The following selected consolidated financial data at December 31, 2005 and 2004, and for each of the years in the two-year period ended December 31, 2005, have been derived from the audited Consolidated Financial Statements included in Item 18. This data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and are qualified in their entirety by reference to the audited Consolidated Financial Statements and the Notes thereto included in Item 18.
     The Consolidated Financial Statements and the Notes thereto for fiscal years ending at December 31, 2005 and 2004 have been prepared in accordance with the requirements of IFRS. IFRS differ in certain respects from US GAAP. For an explanation and quantification of such differences, see Note 38 to the Consolidated Financial Statements included in Item 18. In the tables below, we also present selected statement of operation and balance sheet data calculated in accordance with US GAAP for each of the years in the period 2001-2005, as explained in more detail in the US GAAP reconciliation footnote to our consolidated financial statements for the relevant years included in our prior annual reports on Form 20-F.
     The following selected consolidated financial data for 2005 and 2004 also reflect certain changes in our structure during the years presented. See “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18. In particular, this data reflects the following transactions that resulted in changes in the scope of consolidation:
•	At the end of 2005, the Fiat Group acquired Enel’s share of Leasys S.p.A. (“Leasys”), which rents and manages corporate car fleets, thereby obtaining 100% control of the former joint venture. For additional details, see Item 4. “Information on the Company — Sectors — Fiat Auto.”

•	On June 1, 2005, Iveco sold to Barclays Mercantile Business Finance Ltd a 51% stake in Iveco Finance Holdings Limited, a company comprising certain financial services companies of Iveco operating in France, Germany, Italy, Switzerland and the United Kingdom. As of that date, Iveco Finance Holdings Limited was no longer consolidated on a line-by-line basis, but rather accounted for using the equity method. For additional details, see Item 4. “Information on the Company — Sectors - Trucks and Commercial Vehicles.”

•	As of May 2005, the operations that had previously been transferred to the Fiat-GM Powertrain joint venture were consolidated in FPT. Upon termination of the 2000 master agreement that had governed our former industrial alliance (the “Master Agreement”) with General Motors Corp. (“GM”), Fiat re-acquired the full control of all such operations with the sole exception of those in Poland (which continue to be jointly managed by both parties).

•	In the first quarter of 2005, we sold 65% of our stake in the temporary employment agency WorkNet to Generale Industrielle. For additional details, see Item 4. “Information on the Company — Sectors – Services.”

•	In the first quarter of 2005, Magneti Marelli increased its equity investment in the Turkish automotive component manufacturer Mako Elektrik Sanayi Ve Ticaret A.S. (“Mako”) to 95%, thus acquiring control from the Turkish group Koç. As a result, the company, previously accounted for using the equity method, is now consolidated on a line-by-line basis. For additional details, see Item 4. “Information on the Company — Sectors – Components.”

•	In September 2004, Magneti Marelli sold its Midas automotive repair and maintenance service business (“Midas”) in Europe and Latin America to the Norauto Group.

•	As a result of our gradual acquisition of control of Magneti Marelli Sistemi Elettronici S.p.A. (“Electronic Systems”) culminating in our acquisition of full ownership, we have been consolidating Electronic Systems on a line-by-line basis since the beginning of 2004.

•	We deconsolidated Fiat Engineering, S.p.A. (“Fiat Engineering”), as a result of its sale in February 2004 to Maire Investimenti S.p.A. (now Maire Engineering S.p.A.), a privately held Italian company.

     Statement of Operations Data

	Year ended December 31,
	2005	2005	2004
	(in million of
	dollars except per	(in million of euro
	share data)	except per share data)
Amount in conformity with IFRS
Net revenues	55,117	46,544	45,637
Trading profit	1,184	1,000	50
Gains (losses) on the disposal of investments	1,072	905	150
Restructuring costs	594	502	542
Other unusual income (expenses)	961	812	(243)

Operating result	2,623	2,215	(585)
Financial income (expenses)	(998)	(843)	(1,179)
Unusual financial income (1)	1,016	858	—
Result from investments (2)	40	34	135
Result before taxes	2,681	2,264	(1,629)
Income taxes	999	844	(50)
Result from continuing operations	1,682	1,420	(1,579)
Result from discontinued operations	—	—	—
Net result before minority interest	1,682	1,420	(1,579)
Minority interest	106	89	55

Group interest in net result	1,576	1,331	(1,634)

Earnings per ordinary and preference share (3)	1.480	1.250	(1.699)
Earnings per savings share (3)	1.480	1.250	(1.699)
Diluted earnings per ordinary and preference share (3)	1.480	1.250	(1.699)
Diluted earnings per savings share (3)	1.480	1.250	(1.699)

(1)	The “unusual financial income” recorded in 2005 represents the excess of the aggregate subscription price paid by the lending banks for the Fiat shares received upon conversion of our €3 billion mandatory convertible facility at maturity in September 2005 and the aggregate stock market value of those shares on the subscription date of approximately €2,141 million. We had no unusual financial income in 2004.

(2)	This item includes investment income, as well as writedowns of and upward adjustments to equity investments accounted for using the equity method.

(3)	In accordance with IAS 33, the dilutive effects of the mandatory convertible facility have not been included in the determination of earnings per share for 2004, as there was a net loss for the period.

	Year ended December 31,
	2005	2005	2004	2003	2002	2001
	(in million of
	dollars except
	per share
	data)	(in million of euro except per share data)
Amounts in accordance with US GAAP :

Net income (loss)	148	125	(2,100)	(2,934)	(3,906)	(762)

Net income (loss) from continuing operations before accounting changes	176	149	(2,088)	(3,542)	(3,286)	(1,050)
Income (loss) per ordinary and preference share and ordinary and preference ADR (basic and diluted)	0.14	0.12	(2.15)	(3.89)	(6.65)	(1.36)

Income (loss) per savings share and savings ADR (basic and diluted)	0.14	0.12	(2.15)	(3.89)	(6.65)	(1.21)

Income (loss) from continuing operations per ordinary and preference share and ordinary and preference ADR (basic and diluted)	0.17	0.14	(2.14)	(4.70)	(5.59)	(1.87)
Income (loss) from continuing operations per savings share and savings ADR (basic and diluted)	0.17	0.14	(2.14)	(4.70)	(5.59)	(1.72)
Balance Sheet Data

	2005	2005	2004
	(in millions of dollars	(in millions of euro except per share data) (shares
	except per share data)	outstanding in thousands)
Amounts in conformity with IFRS:
Total assets	73,958	62,454	62,522

Total stockholders’ equity	11,147	9,413	4,928

Capital stock	7,552	6,377	4,918
Dividends declared per share	—	—
Ordinary and preference	—	—	—
Savings	—	—	—
Shares outstanding (par value of €5 per share)	—	—	—
Ordinary	1,092,246	1,092,246	800,418
Preference	103,292	103,292	103,292
Savings	79,913	79,913	79,913

	Year ended December 31,
	2005	2005	2004	2003	2002	2001
	(in million
	of dollars
	except per
	share data)	(in million of euro)
Amounts in accordance with US GAAP :
Stockholders’ equity	7,951	6,714	2,718	4,935	6,066	10,667
Exchange Rates
     Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of euro prices of shares listed on the Italian Stock Exchange and, as a result, are likely to affect the market price of our American Depositary Receipts (“ADRs”) in the United States. Exchange rate fluctuations will also affect the dollar amounts received by holders of ADRs on the conversion into dollars by the depositary for the ADRs of any cash dividends declared and paid in euro on the shares represented by the ADRs.
     The following table sets forth the Noon Buying Rate for euro expressed in dollars per euro rounded to the nearest one hundredth of a US cent for the periods indicated.

	At Period
	End	Average(1)	High	Low
Year:
2001	0.8901	0.8909
2002	1.0485	0.9495
2003	1.2597	1.1411
2004	1.3538	1.2478
2005	1.1842	1.2400

Month:
December 2005			1.2041	1.1699
January 2006			1.2287	1.1980
February 2006			1.2100	1.1860
March 2006			1.2197	1.1886
April 2006			1.2624	1.2091
May 2006			1.2888	1.2606

(1)	Average of the Noon Buying Rate for euro for the last business day of each month in the period.
     The Noon Buying Rate for euro on June 26, 2006, was $1.2554= €1.0000 or $1.00 = €0.7966.

Risk Factors
Risks Related to the Fiat Group
We have recorded significant losses in recent periods. Our future profitability and financial condition depend on the successful implementation of our current strategic objectives.
     From 2002-2004, our operating performance was negatively affected by a persistently unfavorable business environment in the automotive market and the poor performance of Fiat Auto. We recorded net losses under Italian GAAP of €1,586 million, €1,900 million and €3,948 million in 2004, 2003 and 2002, respectively. Our net loss in 2004 as recalculated in accordance with IFRS was €1,634 million. In response to these challenging conditions, we have adopted a series of organizational and industrial initiatives intended to refocus our efforts on our core automotive businesses and bring us back to profitability. These initiatives aim to achieve significant improvements in our results over the period through 2007 by restoring Fiat Auto to profitability and reorganizing our businesses to develop our innovation capabilities and expertise, while reinforcing our capital structure and maintaining a comfortable liquidity position. They also provide for significant cost savings to be generated through cost structure rationalization and improved manufacturing efficiency, further synergies among our industrial joint ventures and inter-sector cooperation, and the adoption of a more dynamic and efficient management structure. See Item 4. “Information on the Company—Introduction — Strategies and Programs.” The initial positive impact of these initiatives is reflected in our operating and financial results for 2005 and for the first quarter of 2006. See Item 4. “Information on the Company—Introduction —Recent Developments” and Item 5. “Operating and Financial Review and Prospects—Results of Operations—2005 Compared with 2004.”
     Our ability to further strengthen our capital structure, reduce our indebtedness and improve profitability, while at the same time continuing to invest in new products, research and development and our distribution network, will depend on the success of these organizational and industrial initiatives, as well as on general economic and business conditions and the performance of our companies. Any failure to implement a significant portion of these initiatives successfully, or to realize the anticipated benefits, could have a material adverse effect on our financial condition, results of operations and business prospects.
     In addition, realization of our development plans for Fiat Auto over the period through 2008 is predicated upon specified financial and operating factors, including the Group’s overall ability to generate the necessary profitability, to access financing and state grants under available regulations for research, development and innovation, and to realize specific programs, as well as upon the cooperation of unionized labor. In order to be competitive, we must also implement operational solutions that will allow for improvements in cost efficiency, flexibility with regard to plant use and productivity. See Item 4. “Information on the Company—Introduction —Recent Developments” for additional information.
Our businesses are affected by cyclical economic conditions.
     Our businesses depend upon general activity levels in our key industries, which historically have been highly cyclical. In addition, we generate a substantial portion of our revenues in Western Europe, and more particularly in Italy. Both demand for cars and our market shares have been volatile in recent periods, though in the first quarter of 2006, demand for automobiles grew by 3.3% in Western Europe as a whole, and by 9.0% in Italy, with Fiat Auto increasing its market share in both regions. See Item 4. “Information on the Company—Sectors—Fiat Auto—Markets and Competition” for more information on trends in the automobile market. Any event adversely affecting activity in the automotive industry, such as an economic downturn in a key market, an increase in energy prices, fluctuations in the prices of other commodities or raw materials, adverse shifts in sector specific factors such as weather, interest rates, government policies (including environmental regulation), infrastructure spending or major epidemics (such as avian flu) could negatively affect our profitability and business prospects.
We operate in highly competitive industries.
     Approximately 93% of our net revenues are generated in the highly competitive worldwide automotive industry, which includes automobiles, commercial vehicles, agricultural and construction equipment and automotive-related products. We face strong competition in Europe and Latin America from other international automobile and commercial vehicle manufacturers, and in Europe, North America and Latin America from global, regional and local agricultural and construction equipment manufacturers and suppliers of automotive-related products. We compete in these markets in terms of product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. We also face strong competition in our other businesses.
We face intense price competition in the automobile and other sectors.
     Competition, particularly with regard to price, has increased in several of our operating sectors in recent years, and has had a negative impact on sales and margins in these sectors. In addition, overall manufacturing capacity in the global automotive industry exceeds current demand. This overcapacity, combined with already intense competition in the automotive industry and persistent weakness in the global economy, may intensify pricing pressures. Our ability to maintain or improve the quality of our products, increase market share and improve profitability in the face of strong competitive pricing pressures will be fundamental to our future success.
Our future performance depends on our ability to innovate and on market acceptance of new or existing products.
     Our ability to improve our position within our product and market segments through research to improve current products, as well as the development of innovative new products and services will have a significant impact on our future performance. Failure to develop and offer products that compare favorably to those of our competitors, particularly in more profitable segments, in terms of price, quality, styling, reliability, safety, functionality or otherwise, may result in lower market share, lower sales volumes and margins, and may have a substantial adverse effect on our operational and financial results. For example, Fiat Auto’s development plans call for the launch over the 2005–2008 period of 20 new models, including the Fiat Grande Punto and the Alfa 159, which were introduced commercially at the end of the third quarter of 2005, as well as 23 restylings of existing models of the Fiat, Lancia, Alfa Romeo and Fiat Commercial Vehicle brands. See Item 4. “Sectors – Fiat Auto – Product Development.” The lack of market acceptance of these and other new automotive models, potential delays in bringing new vehicles to market or the inability to achieve efficiency targets without suffering quality losses would adversely affect our overall profitability.
Downgrades of our credit ratings would raise our cost of capital and could limit our access to financing and negatively affect our business.
     We are currently rated below investment grade, with a rating of Ba3 with a stable outlook from Moody’s Investors Service (“Moody’s”), BB- with a stable outlook from Standard & Poor’s Ratings Service, a division of the McGraw Hill Companies, Inc. (“Standard & Poor’s”), and BB- with a stable outlook from Fitch Ratings. Our ability to access capital markets, and the cost of borrowing in those markets, is highly dependent on our credit ratings. The rating agencies may review their ratings for possible further downgrades, and any new downgrades would increase our cost of capital, potentially limit our access to sources of financing, and could negatively affect our businesses, especially our vehicle lease and sales financing businesses, which are typically financed with a high proportion of debt. Moreover, the management and development of the core automotive and automotive-related businesses in which we operate, may require large capital investments. Consequently, we may find it necessary to secure additional financing or to refinance our outstanding debt. We cannot give any assurances as to whether we will be able to secure such funds or refinance existing indebtedness, or whether any additional measures may be required to raise funds, nor whether we will be able to effect any or all of any such transactions at all, or on favorable terms.
We may not achieve the expected benefits of mergers, acquisitions, joint ventures or other similar corporate transactions.
     We have engaged in the past and may engage in the future in significant corporate transactions, such as mergers, acquisitions, joint ventures and restructurings, the success of which is difficult to predict. We have also sold a number of businesses and equity investments as part of the refocusing of our operations on our core automotive businesses. There can be no assurance that we will be able to enter into such transactions without encountering administrative, technical, political, financial or other difficulties. Each of our automotive sectors participates in joint ventures, and Fiat Auto is currently exploring or has recently signed additional cooperation or other agreements with various auto makers, including Tata Motors of India, Severstal of Russia and Ford Motor Co. of the United States. See “Item 4 - Introduction – Recent Developments.”
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
We are subject to risks relating to international sales and exposure to changing local conditions.
     A significant portion of our current operations is conducted and located outside of Italy, and we expect that revenues from sales outside of Italy, and more generally outside of the EU, will continue to account for a material portion of our total revenues for the foreseeable future. We are subject to risks inherent in operating on a global basis, including risks related to:
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
Developments in emerging market countries may adversely affect our business.
     We operate in a number of emerging market countries, both directly, in markets such as Brazil and Argentina, and through joint ventures or other cooperation agreements, including in Turkey, India, China and Russia. Our Brazilian operations accounted for approximately 8.3% of our net revenues in 2005. As a result, economic and political developments in Brazil and other emerging market countries, including economic crises and political instability, have had, and may in the future have, a material adverse impact on our operating and financial results.
We are subject to extensive environmental and other governmental regulation.
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
Labor matters could impair our flexibility to reposition our businesses.
     Most of our employees worldwide are represented by labor unions. In Europe, our employees are protected by various laws giving them, through local and central works councils, consultation rights with respect to specific matters regarding their employers’ businesses and operations, including the downsizing or closure of facilities and employment terminations. These laws and the collective bargaining agreements to which we are subject could impair our flexibility as we continue our efforts to reorganize and restructure our businesses.
     The processes of reorganizing and restructuring that are under way could increase conflict with our labor unions. Our policy, which we implement in accordance with local rules and labor practices, is to seek to minimize labor unrest by maintaining constructive relations with representatives of our workers and with their unions, in an effort to reach a consensus on measures to manage the social consequences of these processes. For example, our initiatives to reduce business governance costs are expected to result in a further streamlining of our (predominantly white collar) administrative, technical and sales personnel. We seek to use measures such as the so-called “mobilità lunga,” a program that provides a supplemental unemployment allowance to bridge the period prior to retirement, to manage the impact of these initiatives, as we and our unions believe such programs help reduce their social consequences. However, use of these programs is subject to the Italian government’s passage of specific legislation permitting us to do so.
     In the past, union dissatisfaction with our restructuring initiatives has resulted in labor unrest, including occasional wildcat and other strikes of varying severity and duration. See Item 6. “Directors, Senior Management and Employees—Employees and Labor Relations” for additional information. Any future work stoppages or labor unrest, whether involving our own employees or those of other companies on which we depend for goods and services, could have a material adverse effect on our business, results of operations and financial condition.
We are subject to risks associated with exchange rate fluctuations, interest rate changes and other market risks.
     We are subject to currency exchange rate risk in the ordinary course of our business to the extent that our costs are denominated in currencies other than those in which we earn revenues. Exchange rate fluctuations also affect our operating results because we recognize revenues in currencies other than euro but publish our financial statements in euro. Similarly, changes in interest rates affect our results by increasing or decreasing borrowing costs and financial income. Our financial services businesses also involve risks relating to changes in interest and inflation rates, consumer and dealer insolvency rates and the overall strength of the economies in which these businesses operate.
     We seek to manage these risks through the use of financial hedging instruments. However, despite these hedging transactions, exchange rate or interest rate fluctuations may continue to adversely affect our financial condition or results of operations. See Notes 22 and 34 to the Consolidated Financial Statements included in Item 18 and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
Our success depends on the ability of our management team to operate and manage effectively.
     Most of our current senior managers have been appointed relatively recently. Our Chairman, Luca Cordero di Montezemolo, and our Chief Executive Officer (“CEO”), Sergio Marchionne, were appointed in June 2004. In February 2005, Mr. Marchionne assumed the additional position of CEO of Fiat Auto, Paolo Monferino, who was CEO of CNH, became CEO of Iveco, and Harold Boyanovsky became interim CEO of CNH, prior to being confirmed in that position later in the year. In 2005, following the creation of FPT, we also reorganized management at certain of our other sectors. See “Item 6. Directors, Senior Management and Employees- Senior Management.”
     Our success depends in large part on the ability of our executive officers and other members of senior management continuing to operate and manage effectively, both independently and as a group. The loss of the services of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract and retain new qualified personnel could have a material adverse effect upon our business, operating results and financial condition.

ITEM 4. INFORMATION ON THE COMPANY
Introduction
     We are one of the largest industrial groups in Italy. We also have extensive operations in the rest of Europe, the US and in other parts of the world. In 1999, we celebrated our centenary, having been founded in Turin in 1899 as a manufacturer of automobiles.
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
Strategies and Programs
     Since 2002, we have re-focused the Group on our core automotive operations, and in particular, around our three main industrial business areas: Automobiles, Agricultural and Construction Equipment, and Trucks and Commercial Vehicles. We are also active in related components manufacturing and are combining our powertrain operations to better exploit our expertise in this field, serving both Group companies and outside customers. As part of this re-focusing process, we have divested a number of non-core assets. We have also adopted industrial and organizational initiatives in order to return to profitability, to generate positive cash flow, and to reduce our indebtedness.
     Our main strategic objectives currently include:
•	Restoring Fiat Auto to profitability and to positive cash flow generation;

•	Building on our global presence and expertise in other core sectors (such as agricultural and construction equipment and commercial vehicles) through product innovation and continued efficiency improvements;

•	Developing and integrating our significant innovation capabilities and expertise, notably in the field of automotive powertrains;

•	Adopting a more dynamic and efficient management structure; and

•	Reinforcing our capital structure and maintaining a healthy liquidity position.
     The major ongoing initiatives we are currently implementing in light of these objectives are:

     Restoring Fiat Auto to Profitability and to Positive Cash Flow Generation. We aim to capitalize on initiatives already implemented and develop new projects to restore Fiat Auto to profitability. In 2005, Fiat Auto’s performance improved, as the sector narrowed its trading loss to €281 million from €822 million in 2004. In February 2005, our CEO Sergio Marchionne assumed the role of CEO of Fiat Auto to help accelerate our turnaround.
     Key initiatives being implemented include:
•	The creation of a coherent and sustainable brand image through a clearer positioning of our portfolio of brands and products, each specifically targeting identified groups of consumers.

•	The rationalization and strengthening of Fiat Auto’s product portfolio by launching carefully targeted and complementary products, with a strong focus on technological innovation and product quality. Since 2003, Fiat Auto has commercially launched 11 new models (including the award-winning new Panda in 2003, the Lancia Musa, Alfa GT, Crosswagon Q4 in 2004, the Fiat Croma, Grande Punto, the Alfa 159, and Brera in 2005), which have significantly contributed to its improved financial performance. Fiat Auto’s product pipeline for the period 2006-2008 includes several new models and restylings, including a new “C segment” mid-size model, which it expects will further strengthen and expand its product range.

•	The revitalization of Fiat Auto’s distribution network by rationalizing the number of dealers, closing existing gaps in the geographic dealership coverage, enhancing corporate identity and improving economics for dealers. We expect that its strengthened distribution network will facilitate the introduction of new models and strengthen the image of our brands.

•	A continuous focus on efficiency and cost reduction. Fiat Auto’s initiatives include the reduction of its workforce, an alignment of production capacity with prevailing demand through the temporary shutdown of certain manufacturing plants, as well as the optimization of dealers’ inventories. Fiat Auto intends to continue to pursue additional cost savings through improved sourcing of direct materials, including through the standardization of components and sourcing from low-cost countries, platform rationalization, increased capacity and manpower utilization, and a focus on improved quality.

•	The pursuit of targeted, strategic industrial alliances with other auto manufacturers, such as those recently entered into with Tata Motors Ltd. (“Tata Motors”), Severstal and Ford Motor Co. (see “—Recent Developments—Industrial Alliances” below), which the sector sees as fundamental to achieving the economies of scale required to operate competitively.
     The above initiatives helped Fiat Auto to record a positive trading profit in the first quarter 2006. See “—First Quarter Results” below.
     Building on Our Global Presence and Expertise in Other Core Sectors. Initiatives being implemented include:
•	Agricultural and Construction Equipment. CNH intends to expand its business through the improvement of its product offerings. CNH has significantly renewed its product range and has restructured its manufacturing facilities to achieve greater flexibility and cost efficiency. CNH’s strategy is focused on strengthening customer and dealer support, making ongoing product improvements, continuing efforts to reduce costs, reducing capital employed in its business and continuing to develop its financial services business. In the fourth quarter of 2005, CNH reorganized its operations into four distinct global brand structures which will have fully independent profit and loss accountability—Case IH and New Holland in agricultural equipment and Case and New Holland in construction equipment—in order to invigorate the brands and more effectively satisfy the differentiated needs of brand dealers and customers. CNH also intends to remain focused on achieving greater purchasing and manufacturing efficiencies while counting on pricing to offset rising raw material costs. CNH believes that these initiatives will lead to increased customer satisfaction and loyalty, thereby promoting future financial stability and improved returns.

•	Trucks and commercial vehicles. Iveco enjoys leading market positions in the Italian truck market and in the European medium commercial vehicle segment. Iveco has a strong engine platform with a full range of environmentally compliant models and has recently enhanced its vehicle portfolio. In addition, Iveco is improving its product range, including restyling of the Daily, early introduction of Euro 4- and Euro 5-compliant engines, and the launch of new special-purpose vehicles. See “—Sectors – Trucks and Commercial Vehicles” below. Iveco intends to build further on these strengths to achieve revenue growth and improved profitability, including realizing manufacturing efficiencies in order to offset higher labor and utilities costs. Iveco intends to reinforce its presence in global markets, increase its heavy segment market share, improve the perceived quality and pricing of its products and enhance its distribution network. Other areas of strategic importance for Iveco include expanding its aftermarket services and developing its financial services activities, such as through its new joint venture with Barclays.
     Developing and Integrating Our Significant Innovation Capabilities and Expertise. We are striving to develop and integrate our significant innovation capabilities and expertise.
•	In May 2005, we created FPT, a new sector that is now responsible for managing our innovation capabilities and expertise with respect to engines and transmissions by coordinating management of the resources, employees and activities of our automobile powertrain activities, the powertrain activities of Iveco, and the powertrain research activities of the CRF and Elasis. We expect that our advanced engine technologies will allow us to strengthen our market positioning, product portfolio, and brands. We anticipate that the technological excellence of FPT may also enable us to benefit from engine sales and/or the licensing of its technology to third parties. We expect FPT to make a positive contribution to the Group and to become a leading player in this segment.

•	We are striving to integrate the technological excellence of our operations throughout the Group. For example, on April 1, 2005, we transferred ownership of Maserati from Ferrari to Fiat Partecipazioni S.p.A. to allow Fiat Auto’s Alfa Romeo and Maserati units to cooperate closely, both technically and commercially, especially in significant international markets. We expect both brands to benefit from this cooperation, while allowing Maserati to continue to take advantage of Ferrari’s valuable technological expertise.
     Adopting a More Dynamic and Efficient Management Structure. We recently restructured our corporate functions and operating units to maximize intra-Group synergies and allocate capital efficiently. We have downsized our corporate structure and strengthened our management by hiring highly qualified and internationally experienced managers and promoting our internal group managers.
     In November 2004, we created a new governance body, the Group Executive Council (the “GEC”), to review our organizational and operating model and increase its competitiveness. The GEC comprises the CEO of Fiat, certain department heads and the CEOs of our operating sectors. The GEC is responsible for sharing best practices throughout the Group and assessing the opportunities and risks of the Group.
     Reinforcing Our Capital Structure. We seek to maintain a healthy liquidity position and a balanced ratio of net debt to Group stockholders’ equity.
•	In recent years, we have successfully executed a number of transactions that have improved our capitalization and liquidity profile, including two capital increases, which generated a total of €2.8 billion, and a series of major asset disposals in 2003 and 2004, including the divestitures of our former aviation and insurance sectors (led by FiatAvio S.p.A. and Toro Assicurazioni S.p.A., respectively), which generated more than €7 billion in proceeds.

•	We further reduced our net debt to €18,523 million at December 31, 2005, from €25,423 million at year-end 2004. Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a reconciliation of net debt, a non-GAAP measure, to debt as reported in our IFRS balance sheet. Our total debt was €25,761 million at December 31, 2005, compared to €32,191 million at year-end 2004.

•	As part of our agreement with General Motors to terminate the 2000 master agreement that had governed our former industrial alliance (the “Master Agreement”) and our related joint ventures, GM paid us €1.56 billion in the first half of 2005.

•	As anticipated, the lending banks converted the €3 billion mandatory convertible facility (the “Mandatory Convertible Facility”) into equity (in the form of Fiat ordinary shares) at its maturity in September 2005, and we reduced our debt further in the same month by nearly €1.8 billion, in connection with transactions related to the sale of our stake in Italenergia Bis to Electricité de France (“EDF”).

•	We continue to consider opportunities for the creation of joint ventures related to certain of our operations, including our financial services businesses. On June 1, 2005, Iveco sold to Barclays, for consideration of €119 million, 51% of a newly created subsidiary, Iveco Finance Holdings, to which Iveco had contributed the bulk of its financing activities. The joint venture, in which Iveco retains a 49% interest, provides commercial vehicle financing and leasing services to Iveco customers in France, Germany, Italy, Switzerland and the United Kingdom. See “—Sectors—Trucks and Commercial Vehicles” below for more information on this joint venture. As part of this transaction, the deconsolidated entities that are now part of Iveco Finance Holdings repaid Fiat more than €2 billion in intercompany indebtedness.

•	We also pursue and execute a wide range of financing and refinancing transactions in the international banking and financial markets, with the aim of maintaining a healthy liquidity level for the Group and the financial flexibility required to implement our industrial strategy.

     See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information on the effect of these transactions.
Operating and Financial Results for 2005
     Our net revenues1 totaled €46,544 million in 2005, an increase of 2.0% from the €45,637 million recorded in 2004. Revenues rose at all of our industrial business areas other than Fiat Auto, where revenues declined by 0.8% as a recovery in the fourth quarter did not fully offset the trend of the first nine months, during which sales slowed ahead of new product launches.
     We posted a trading profit of €1,000 million in 2005, a sharp increase from the €50 million trading profit we recorded in 2004. The €950 million increase reflected a €541 million reduction in trading losses for Fiat Auto, combined with the positive performance of other industrial sectors; trading profit rose by €231 million at CNH and €44 million at Iveco.
     We recorded operating income of €2,215 million in 2005, compared with an operating loss of €585 million in 2004. The positive operating results reflected not only the €950 million increase in trading profit, but also the €1,134 million gain (net of related costs) arising from GM’s payments to us in connection with the termination of the Master Agreement and a €878 million gain as a result of the sale of our stake in Italenergia Bis. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information about these transactions. These positive factors were partially offset by €502 million in restructuring costs and €469 million for other unusual expenses.
     Income before taxes was €2,264 million in 2005, compared with a loss before taxes of €1,629 million in 2004. This item includes “unusual financial income” of €858 million in 2005 that we recorded in connection with the capital increase resulting from the conversion of the Mandatory Convertible Facility. See Item 7. “Major Stockholders and Related Party Transactions—Description of Capital Stock.” The positive result also reflects the decline in net financial expenses to €843 million in 2005 from €1,179 million in 2004, a result that included €250 million in non-recurring financial expenses, attributable to both the unwinding of an equity swap on GM shares (see Item 5. “Operating and Financial Review and Prospects—Off Balance Sheet Arrangements”) and write-downs of financial receivables recorded in 2004.
     We recorded net income before minority interests of €1,420 million in 2005, compared with a net loss of €1,579 million in 2004. The significant improvement in our bottom line reflected the stronger financial results summarized above and was achieved notwithstanding an increase in income taxes from a tax benefit of €50 million in 2004 to a charge of €844 million in 2005, of which €277 million was attributable to a reversal of deferred tax assets related to the gain recorded in connection with the termination of the Master Agreement with GM and €119 million related to income taxes for prior years.
     Research and development expenses2 were equal to €1,558 million in 2005, as compared to €1,791 million in 2004. Investments in tangible and intangible assets (net of vehicles sold under buy-back commitments) increased by 4.7%, totaling €3,052 million in 2005, as compared to €2,915 million in 2004, including investments in long-term leasing services. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

[1]	“Net revenues” are revenues net of discount and similar concessions.

[2]	Includes capitalized research and development costs and costs charged directly to operations for the fiscal year.

Seasonality
     We operate in a number of different business sectors, each of which, particularly the agricultural and construction equipment sector, is subject to certain seasonal fluctuations. However, management believes that, as a whole, seasonal fluctuations are not material to us or the results of our operations.
Recent Developments
     The significant transactions we undertook in the first half of 2006 included the following:
     Industrial Alliances
•	Fiat Auto and Severstal Auto industrial agreement. In January, Fiat Auto and Severstal Auto signed an industrial agreement for the assembly in Russia of Fiat Palio and Fiat Albea models based on CKD kits manufactured in Turkey by Tofas, our joint venture with the Koç Group. Assembly of these models at Severstal Auto’s Naberejniye Chelni plant near Kazan in the Volga region is scheduled to start in 2007. On February 8, Fiat Auto and Severstal Auto extended the agreement to cover Fiat Doblò models (the kits for which are also produced in Turkey).

•	Fiat Auto and Tata Motors industrial agreement. In January, the Fiat Group and Tata Motors Ltd. signed a cooperation agreement providing for dealer network sharing for the sale of Fiat branded cars in Tata outlets throughout India. As a result of this agreement, in March 2006, the Tata dealership network began to sell a targeted selection of Fiat cars, as well as the complete Tata product range (together with spare parts and sales and service assistance for both brands). The dealerships involved in this program now display the new Fiat logo alongside the Tata logo.
     Financial Initiatives
     In the first half of 2006, we completed a series of capital markets transactions that have allowed us to refinance some of our existing debt at more favorable interest rates, including:
•	Fiat’s €1 Billion Eurobond. In February, Fiat marked its successful return to the international capital markets by closing the offering of €1 billion of 6.625% Senior Notes with an issue price of 100% and a maturity date on February 15, 2013 (the “2013 Notes”). The 2013 Notes, which were issued by Fiat Finance and Trade Ltd. société anonyme (“Fiat Finance and Trade”), a wholly owned subsidiary of Fiat S.p.A., and guaranteed by Fiat S.p.A., were offered to institutional investors outside the United States and have been admitted to listing on the Irish Stock Exchange. The 2013 Notes were rated Ba3 by Moody’s Investors Service, BB- by Standard & Poor’s Ratings Services, and BB- by Fitch Ratings, in line with the agencies’ ratings of the Fiat Group’s long-term debt. In January 2006, Fitch Ratings and Moody’s changed their outlook on Fiat S.p.A. from negative to stable, as Standard & Poor’s Rating Services had already done in August 2005.

•	CNH’s US $500 million Senior Notes. In March, CNH closed a private placement to institutional investors of US $500 million in 7.125% Senior Notes due 2014 issued by its wholly owned subsidiary, Case New Holland Inc., and guaranteed by CNH.

•	Fiat stake in CNH rises to 90%. In March 2006, Fiat increased its stake in CNH from approximately 84% to approximately 90% as a result of the automatic conversion of the CNH Series A Preference Shares it had held into CNH common shares. The conversion (which was triggered by the average of the NYSE closing prices for CNH’s common shares having exceeded US$24.00 over the preceding 30 trading days) resulted in Fiat receiving 100 million newly issued CNH common shares.

•	Fiat’s €1 Billion Global Medium Term Notes. In May, Fiat closed the offering of €1 billion of 6.625% Senior Notes due November 2011, with an issue price of 99.565% (the “2011 GMTNs”). The 2011 GMTNs were issued by Fiat Finance and Trade, and guaranteed by Fiat S.p.A. under the Fiat Group’s €15 billion Global Medium Term Note Programme, which was recently renewed and allows for the offering to institutional investors of Fiat S.p.A. guaranteed debt securities by three of the Group’s finance subsidiaries. The 2011 GMTNs were offered to institutional investors outside the United States and have been admitted to listing on the Irish Stock Exchange.
     New Contracts and Industrial Initiatives
•	Major investments in FPT’s plants. In February 2006, the Italian Ministry of Productive Activities, Fiat Powertrain Italia S.r.l (“FPI”), Fabbrica Motori Automobilistici S.p.A. (“FMA” – a wholly owned subsidiary of FPI), and Elasis signed a project agreement providing for an investment plan to support Fiat’s manufacturing plants in Pratola Serra, near Avellino, and in Termoli, near Campobasso, as well as improving research activities carried out at the Pomigliano d’Arco plant near Naples. The Fiat Group has committed €647 million to this project, which is expected to be supplemented by a contribution by the Italian public authorities.

•	Contract for renewal of the Group’s Termini Imerese manufacturing facility. In February 2006, the Italian Ministry of Productive Activities, Fiat Auto and Elasis signed an agreement to renew the Group’s manufacturing facility at Termini Imerese in Sicily under the conditions of the Program Agreement signed with the Italian government in December 2002. The Termini Imerese project, which has involved Fiat Auto, the Ministry of Productive Activities and Sicily’s regional administration since April 2004, comprises two major initiatives. The first initiative provides for Fiat to make industrial investments in the Termini Imerese plant amounting to approximately €31 million to prepare the Sicilian facility to produce the Lancia Ypsilon and the model’s subsequent facelifts. These investments are part of Fiat’s 2005-2008 Development Plan. The second phase of the plan focuses on the research and development field, where Elasis is expected to invest approximately €13 million on improving the plant’s manufacturing processes. Public funding for the project is expected to amount to about €10 million, of which €1.6 million will be provided by the Sicilian regional administration.

•	Piedmont region and Fiat Group program for hydrogen fueled transport. On February 13, 2006, the Piedmont Region and the Fiat Group announced, by means of a joint press release, a wide-ranging cooperative program for hydrogen fueled transport, as envisaged in the protocol of intent signed at the end of December 2005.

Fiat and the Piedmont Region will cooperate on local and European-level programs over the short, medium and long term. They will promote the Piedmont Region as a key research and development center in this innovative area. Fiat will support these initiatives by lending some of its internationally recognized experts, including available resources at the CRF and at the Fiat Auto innovation facilities.

•	Fiat engines for Beijing buses. On April 12, 2006, FPT signed an agreement with Beijing Public Transport Company for the supply of 1,000 natural gas-powered engines. This transaction is part of a cooperation program among the Italian Ministry for the Environment and Territory, the China State Agency for the Environmental Protection and the Municipality of Beijing. This contract is the largest ever made by Fiat Group in this field. These engines, to be manufactured at the FPT facility in Turin, will equip locally manufactured busses.

•	New industrial agreement for the production of a PSA Peugeot Citroën gearbox in Fiat Auto’s plant in Argentina. On May 11, 2006, Fiat and PSA Group signed a new industrial agreement. Starting in 2007, the Fiat Auto plant in Cordoba, Argentina, will assemble PSA Group gearboxes to be mounted on Peugeot and Citroën cars sold in South America. Annual production over the course of the 10-year agreement is expected to reach 140,000 units.
     Disposal of subsidiaries
•	Sale of Atlanet S.p.A. The most significant condition precedent to the closing of sale of Atlanet S.p.A (which provides telecommunication services in Italy to the Fiat Group) to the BT Group for consideration of approximately €80 million was satisfied in the first quarter of 2006 upon our receipt of approval from the Italian Antitrust Authority. The sale of our telecommunication businesses in Poland and Brazil is currently being finalized.

•	Sale of Société Bretonne de Fonderie et de Mécanique S.A. In May 2006, the transfer of approximately 60% of Société Bretonne de Fonderie et de Mécanique S.A. (“SBFM”), a French company that was part of Teksid’s Cast Iron Unit, was completed. Under the terms and conditions of the transaction, Teksid and the transferee have respective put and call options on Teksids remaining stake through the end of 2008.

•	Agreement between Fiat Group and BSI SA for the sale of Banca Unione di Credito. The Fiat Group, through IHF — Internazionale Holding Fiat, and BSI SA, a Generali Group company, reached an agreement in June 2006 whereby BSI will purchase 100% of the capital stock of Banca Unione di Credito, a Swiss bank owned by IHF, from IHF. The value of the transaction, subject to the results of due diligence, is approximately 400 million Swiss francs, or about €260 million. Closing of the transaction is subject to the approval by regulatory and antitrust authorities. This transaction is consistent with Fiat Group’s strategy of focusing on its core automotive business through the sale of non-strategic assets.

•	Sale of 10% stake in IPI. In June 2006, Fiat Partecipazioni sold its 10% residual stake in IPI S.p.A., a central operator in the Italian and European real estate industry, to Risanamento S.p.A. for a consideration of approximately €25.7 million, thus recording a gain of approximately €9 million on a consolidated basis. The transaction was envisaged in the agreements signed with Risanamento in March 2003 and is consistent with the Group’s strategy of focusing on the core automotive business.

•	Sale of Sestrieres S.p.A. On June 29, 2006, Fiat – through Fiat Partecipazioni S.p.A. and Business Solutions S.p.A. – completed the divestiture of its entire stake in Sestrieres S.p.A., which manages the lift facilities in the via Lattea ski area, for consideration of approximately €30 million.

First Quarter Results
     Our consolidated net revenues totaled €12,556 million in the first quarter of 2006, compared to €10,755 million in the previous year-period. The 16.7% increase was supported by the sharp rise in the Automobiles business area, as the success of new models led to an increase in sales volume. Increases at CNH, Iveco and the Components and Production Systems business area contributed to the improvement. Effective January 1, 2006, the Components and Production Systems business area includes the results of the FPT sector, which itself now includes not only the passenger and commercial vehicles powertrain operations it had in 2005, but also the industrial powertrain activities included in the Iveco sector until December 31, 2005. To facilitate a comparison, the 2005 data presented herein has been reclassified on the same basis. In April 2005, we transferred ownership of Maserati from Ferrari to Fiat Partecipazioni S.p.A. (a wholly owned member of the Group) and established a new sector comprising the companies dedicated to the production and sale of Maserati cars. To facilitate a comparison, data for 2005 has been reclassified to conform to the current structure, with Maserati and Ferrari as separate sectors.
     We posted a trading profit of €323 million in the first quarter of 2006, or almost seven times the €47 million trading profit posted in the first three months of 2005. The most significant improvement was recorded in the Automobiles business area, and more specifically at Fiat Auto, as trading profit grew to €57 million, compared to a trading loss of €129 million in the first quarter of 2005. All the principal sectors also contributed to the improvement.
     Our operating income was €323 million in the first quarter of 2006, as compared to operating income of €729 million in the previous year-period. The first quarter of 2005 included “other unusual income,” amounting to €715 million, which reflected the gain (net of related costs) arising from the €1 billion payment received by GM in February 2005, as well as restructuring costs and other minor unusual expenses amounting to €33 million. If these items are excluded, the increase from the first quarter of 2005 was due to the improved trading profit.
     We recorded group interest in net income of €138 million in the first quarter of 2006, compared to €295 million in the first quarter of 2005.
     Among the most significant trends in our revenues and trading profit3 during the first quarter of 2006 were:
•	The Automobiles business area recorded aggregate revenues of €6,139 million and trading profit of €49 million in the first quarter of 2006, compared to aggregate revenues of €4,981 million and trading losses of €166 million in the first quarter of 2005. In particular:
–	In the first quarter of 2006, Fiat Auto recorded revenues of €5,718 million, an increase of 23.7% over the €4,623 million posted in the first three months of 2005.

The quarter was characterized by the success of the new models that took concrete shape in a significant increase in volumes. Revenues also benefited from the positive impact of exchange rates.

Also, in the first quarter of 2006 the Western European market for automobiles posted an increase of 3.3% with respect to the first quarter of 2005. Among leading European countries, increases were recorded in Italy (approximately +9%), Germany

[3]	References to revenues and trading profit for the individual business areas and operating sectors in this section are based on such measures prior to intersegment eliminations.

(approximately +6%) and Spain (approximately +3%); sales were stable in France, but decreased in Great Britain (-4.6%).

Outside Western Europe, the Polish market for automobiles continued to perform poorly, declining by 14.7%, while the strong economic expansion of the Brazilian market drove an increase in sales, which rose by 14.0%.

The Western European market for light commercial vehicles increased by 7.4% with respect to the first three months of 2005, with growth being recorded in all principal countries.

In the first quarter of 2006, Fiat Auto delivered a total of approximately 485,000 units, an increase of 15.8% over the first quarter of 2005. A total of 333,000 units were delivered in Western Europe, 16.8% more than in the corresponding period of 2005. The strong performance of new models enabled the sector to outperform the favorable trend of the European market, posting notable results in almost all the principal European markets. Deliveries increased by 20.7% in Italy, 26.9% in Germany, 8.1% in France and 7.8% in Great Britain; the 5.2% decline recorded in Spain represented the only exception. Fiat Auto’s share of the automobile market in Italy grew to 30.7%, an increase of 2.4 percentage points over the corresponding quarter of 2005. A positive trend was recorded in Western Europe as a whole, where the sector’s market share increased by 1 percentage point to 8.0%. In Brazil, market expansion (+14%) positively influenced shipments which posted an overall increase of 12.5%; the sector’s share of the automobile market increased by 0.3 percentage points to 23.8%. In Poland, Fiat Auto’s market share held steady at approximately 11%.

With regard to light commercial vehicles alone, a total of approximately 73,000 units were delivered, an increase of 6.6% over the corresponding period of 2005. In Western Europe, shipments were up 6.9% to approximately 49,000 units. The sector’s share of the market for light commercial vehicles increased by 2.7 percentage points to 44.0%, while in Western Europe it held steady at 10.0%.

Fiat Auto had a trading profit of €57 million in the first quarter of 2006, reflecting a major improvement from the trading loss of €129 million reported in the first quarter of 2005. The change was mainly attributable to higher sales volume, improved product mix thanks to the new models, improved absorption of fixed production costs, and containment of governance costs (partially offset by higher advertising costs related to new model launches).

–	Maserati had revenues of €121 million in the first quarter of 2006, for a decline of 6.2% over the €129 million posted in the corresponding period of 2005, which had benefited from the sales of the special MC 12 series, which is no longer being sold in 2006. The strong performance of the Quattroporte was not sufficient to offset the impact of this change and lower sales of the Coupé and Spyder, which are awaiting the introduction of new models in 2007.

In the first quarter of 2006, Maserati delivered 1,332 cars to the network, a decrease of 4.3% compared with the 1,392 cars delivered in 2005.

Also, in the first quarter of 2006, Maserati had a trading loss of €19 million. The improvement with respect to the trading loss of €29 million of the first quarter of 2005 was mainly due to cost efficiency gains that offset the contraction in volume.

–	Ferrari recorded revenues of €317 million in the first quarter of 2006, or 27.3% more than the €249 million posted in the corresponding period of 2005, mainly due to sales of the coupe, spider and challenge versions of the F430.

A total of 1,365 units were delivered to end customers, a gain of 15.0% over the first quarter of 2005. This increase confirms the public’s appreciation of the current product line.

Shipments to the sales network reached 1,266 units, 19.7% more than in the first quarter of 2005.

Ferrari closed the first quarter of 2006 with a trading profit of €11 million, an improvement with respect to the trading loss of €8 million recorded in the corresponding period of 2005. This positive performance was mainly attributable to an increase in volume and efficiency gains, which amply offset higher research and development costs.
•	CNH revenues in the first quarter of 2006 amounted to €2,652 million, an increase of 13.7% over the €2,333 million posted in the first quarter of 2005, in part connected to the positive translation impact of the dollar/euro exchange rate. On a constant exchange rate basis the increase would have been approximately 6%. This increase reflected the combined effect of significantly higher sales of construction equipment across all regions and higher prices in both the agricultural and construction equipment segments.

In the first quarter of 2006, CNH’s sales of agricultural equipment to its dealer network declined slightly with respect to the first three months of 2005. Tractor sales decreased slightly (-1%), as the declines reported in Western Europe, Latin America and North America, combined with de-stocking efforts, were partly offset by the positive performances of rest of the world countries. Sales of combine harvesters to the network (-12%) were negatively impacted by the sharp declines reported in Latin America and in Western Europe, which were only partially offset by gains in North America and rest of the world countries.

Also, in the first quarter of 2006, CNH’s sales volume of construction equipment to the network increased by 9% over the first quarter of 2005. Sales of light equipment to the network increased in Latin America and rest of the world countries. Sales of heavy equipment increased across all regions.

CNH closed the first quarter of 2006 with a trading profit of €137 million, up 10.5% from €124 million in the first quarter of 2005, which included a one-time reduction in health care costs of €24 million. The increase in volumes and improved mix in the construction equipment segment, better prices, and production cost efficiency gains amply compensated for higher costs connected with product quality improvements and brand enhancement measures.

•	Iveco closed the first quarter of 2006 with revenues of €2,071 million, posting a gain of 5.0% with respect to the €1,972 million in the corresponding period of 2005 that was made possible by higher sales volumes (+1.6%), the favorable effect of market/product mix and better pricing.

In the first quarter of 2006, Iveco had a trading profit of €70 million, a gain of €22 million or 45.8% over the first quarter of 2005. This positive performance was mainly attributable to an increase in volumes, the favorable market/product mix, and improved prices and efficiencies realized on materials and production costs. As previously mentioned, the Iveco sector figures for both periods are reported excluding the powertrain activities, which were included in the FPT sector effective January 1, 2006.

•	In the first quarter of 2006, the Components and Production Systems business area, which includes, as previously mentioned, the FPT activities, had €3,204 million in revenues and €82 million in trading profit. In the same period of 2005 it had €2,132 million in revenues and €46 million in trading profit. The significant changes were primarily attributable to the inclusion of FPT.
–	FPT’s revenues in first quarter of 2006 were €1.6 billion, thanks to the contribution of revenues from the former Iveco Industrial and Marine Business Unit, (€693 million in first quarter of 2006, compared with €653 million in the same period of 2005) and the Passenger and Commercial Vehicles Business Unit (€885 million in first quarter of 2006), which was still part of the Fiat-GM Powertrain joint venture in first quarter of 2005 and therefore was not included in the scope of consolidation.

FPT’s trading profit for the first quarter of 2006 was €34 million, compared with €17 million recorded by the industrial and marine activities in the first quarter of 2005. The change reflects not only the consolidation of the passenger and commercial vehicles activities, which reported a trading profit of €9 million, but also the improved result of the industrial and marine activities compared with the first quarter of 2005. The 2006 trading profit also benefited from the positive volume effect and significant efficiencies in purchasing and manufacturing.

–	With revenues of €1,196 million in the first quarter of 2006, Magneti Marelli posted an increase of 23.8% over the first quarter of 2005, when revenues totaled €966 million. The increase was due in part to the good sales performance of Fiat models, with gains excluding exchange rate effects being recorded across all the business units, and was amplified by exchange rates effects.

Magneti Marelli had a trading profit of €42 million in the first quarter of 2006, an increase of 27.3% compared to €33 million in the same period of 2005. The €9 million increase was mainly attributable to the positive impact of increased sales volumes and the streamlining of the cost structure, which offset competitive price pressures.

–	Teksid recorded revenues of €260 million in the first quarter of 2006, an increase of 9.7% over the first three months of last year. The transfer of approximately 60% of SBFM, which was part of the cast iron business unit, was completed in May 2006. Thus, the subsidiary’s assets and liabilities were reclassified as assets and liabilities held for sale. Excluding the impact of this reclassification, the increase in revenues for the period was approximately 22%, mainly due to higher volumes at the Cast Iron Business Unit and the positive impact of exchange rates effects.

In the first quarter of 2006, Teksid posted a trading profit of €12 million, against a trading profit of €5 million in the first three months of 2005.

–	In the first quarter of 2006, Comau recorded revenues of €306 million, down 3.2% over the corresponding period of 2005 when revenues were €316 million. Excluding the sale of a minor activity (painting systems) in 2005 and the positive impact of foreign currency translation differences, revenues would have been substantially in line with those of the first quarter of 2005.

During the first quarter of 2006, a period usually impacted by an unfavorable seasonality, Comau reported a trading loss of €6 million, somewhat less than the €9 million trading loss reported in the same period of 2005. The change stemmed from improvements both in contract work and service operations.
•	Our other businesses reported aggregate revenues of €372 million in the first quarter of 2006, down 3.6% from €386 million in the prior-year period, reflecting lower revenues at Business Solutions that were only partially offset by an increase in “Holdings and other companies.” Our other businesses reported a trading loss of €15 million in the first quarter of 2006, compared to a trading loss of €5 million in the first quarter of 2005.
Outlook
     The Western European automobile market is expected to remain stable in 2006, while demand in Brazil should show moderate growth. In this context, the Group’s automobile sector plans to take advantage of the full-year contribution of its new models to boost volume and improve its mix in European markets. Meanwhile, the profit contribution from Brazil is expected to remain roughly unchanged from the 2005 level.
     Aggressive cost cutting will continue in all non-essential areas of the company. Efforts will also be made to ensure that purchasing efficiencies offset the impact of expected price hikes in raw materials.
     At CNH, the demand for construction equipment should remain strong, while agricultural equipment volumes in 2006 are expected to remain stable. The North American market is expected to outperform Europe, with soft demand forecast in Latin America. CNH should benefit from its recent brand reorganization, while relying on pricing to offset rising raw material costs. CNH will also remain focused on achieving greater purchasing and manufacturing efficiencies.
     Iveco expects a slight increase in market shares in the framework of a stable Western European market, especially for its heavy-range vehicles and buses. Growth is also expected in the rest of the world, particularly for buses. Additionally, Iveco will focus on manufacturing efficiencies to offset higher labor and utilities costs. Iveco is improving its product range, including restyling of the Daily, early introduction of Euro 4- and Euro 5-compliant engines, and the launch of new special-purpose vehicles.
     Overall, the Group expects that all its businesses will achieve sales volumes in line with the forecast of essentially flat market demand. Cost-reduction measures are on track. As a result, the Group has confirmed its principle targets for 2006: positive operating cash flow, trading profit between €1.6 and €1.8 billion and net income of approximately €700 million.
     Broken down by sector or business area, our full-year 2006 trading profit targets (trading profit or trading profit as a percentage of revenues) are as follows:
•	Fiat Auto trading profit of approximately €200 million;

•	CNH, 7.0% to 7.5% of revenues;

•	Iveco (without the powertrain activities transferred to FPT), 5.5% to 6.0% of revenues;

•	FPT, 3.0% to 3.5% of revenues; and

•	Components and Production Systems (Marelli, Teksid and Comau), 3.5% to 4.0% of revenues.
     The Fiat Group will continue to implement its strategy of targeted alliances, in order to reduce capital commitments, share investments and risks. Efforts will be made to complement Fiat’s advanced technological resources with better quality, commercial distribution and customer service capabilities.

Historical Overview
     We were founded in Turin in 1899 and incorporated in 1906 as a manufacturer of automobiles, but quickly expanded into the production of buses and motor coaches, commercial vehicles and aviation and marine engines. By 1920, our product lines included metallurgical products, railway cars, automotive and industrial components and tractors. We expanded into civil engineering in 1929. In the 1950s, we began to manufacture construction equipment, developed the first Italian jet-powered aviation engine and introduced the first mass-produced Italian automobile. In the 1960s, we acquired several other major automobile manufacturers in Italy. The early 1970s witnessed the expansion of our commercial vehicles, construction equipment and production systems operations. Throughout this period, our operations developed an increasingly international character, as we marketed our products outside Italy and formed manufacturing subsidiaries, participated in joint ventures and engaged in other forms of industrial cooperation in several countries.
     In the late 1970s, we began reorganization with a specific focus on our operations in Italy, selected countries in Europe and Brazil. The 1980s and the beginning of the 1990s were characterized by expansion through acquisitions, joint ventures and marketing agreements. Beginning in 1990, the economies of the industrialized world were faced with a serious economic downturn, leading to a sharp drop in demand in key markets and heightened competitive pressures. We responded to the crisis by initiating a program to renew and modernize our facilities and products with the objective of increasing our competitiveness and further lowering our break-even point. These efforts, along with a significant improvement in economic conditions in many of our principal markets, resulted in our recording net profits in each of the years from 1994 through 2000, following the historic losses we recorded in 1993. However, in the early years of the new millennium, increased competition and the deterioration of the economic environment in many of our markets were reflected in our disappointing financial results. In 2004, we recorded a net loss for the fourth year in a row, although our losses were narrowed as we continued to work to improve the efficiency and competitiveness of our operations. The year 2005 represented a significant turning point for the Fiat Group, as we reported trading profit of €1.0 billion and net income of €1.4 billion, as described in detail in Item 5. “Operating and Financial Review and Prospects — Results of Operations — 2005 Compared with 2004.” In the fourth quarter of 2005, Fiat Auto posted a positive trading profit, after 17 consecutive quarters of losses; a trend that was confirmed in the first quarter of 2006 for both Fiat Auto and the Group as a whole.
     At December 31, 2005, we operated in 57 countries through 650 subsidiaries and affiliates; 155 of these subsidiaries and affiliates were located in Italy. As of such date, we had a total of 173,695 employees, including approximately 77,100 in Italy. The tables which follow set forth for the years indicated: (i) net revenues presented by the geographic market in which the sales were made and (ii) revenues, trading profit (loss) and the number of employees for each of our sectors and our other companies. The Consolidated Financial Statements included in Item 18 for the years ended December 31, 2005 and 2004 (from which the financial data in this table have been extracted) have been prepared in accordance with the requirements of IFRS and also reflect the changes in the scope of consolidation discussed above in Item 3. “Key Information—Selected Financial Data.”

Net Revenues By Destination

		Percentage
	Net revenues	of net revenues
	(in millions of euro)
2005
Italy	13,078	28.1%
Europe (excluding Italy)	18,518	39.8

Total Europe	31,596	67.9
North America	6,048	13.0
Mercosur Region (1)	4,364	9.4
Rest of the World	4,536	9.7

Total	46,544	100.0

2004
Italy	14,903	32.6%
Europe (excluding Italy)	17,646	38.7

Total Europe	32,549	71.3
North America	6,020	13.2
Mercosur Region (1)	3,195	7.0
Rest of the World	3,873	8.5

Total	45,637	100.0

(1)	Comprising Argentina, Brazil, Paraguay and Uruguay.

Revenues, Trading Profit and Number of employees by Sector

				Number of
		Percentage of	Trading profit	employees at
	Revenues	revenues(1)	(loss) (2)	year end
	(in millions		(in millions
	of euro)		of euro)
2005:
Fiat Auto	19,533	38.0%	(281)	46,099
Maserati	533	1.0	(85)	606
Ferrari	1,289	2.5	157	2,809
Fiat Powertrain Technologies (3)	1,966	3.8	26	10,111
Agricultural & Construction Equipment (CNH)(4)	10,212	19.9	698	25,420
Trucks and commercial vehicles (Iveco)	9,489	18.5	415	32,373
Components (Magneti Marelli)	4,033	7.9	162	24,213
Metallurgical Products (Teskid)	1,036	2.0	45	8,952
Production Systems (Comau)	1,573	3.1	42	12,725
Services (Business Solutions)	752	1.5	35	5,436
Publishing and Communications (Itedi)	397	0.8	16	846
Other Companies (5)	469	1.0	(173)	4,105

Total before Eliminations and Consolidating Adjustments	51,282	100.0	1,057

Eliminations and Consolidating Adjustments	(4,738)		(57)
Total	46,544		1,000	173,695

2004:
Fiat Auto	€19,695	40.4%	(822)	45,122
Maserati	409	0.8	(168)	652
Ferrari	1,175	2.4	138	2,670
Fiat Powertrain Technologies	—	—	—	—
Agricultural & Construction Equipment (CNH)(4)	9,983	20.5	467	25,746
Trucks and commercial vehicles (Iveco)	9,047	18.6	371	31,037
Components (Magneti Marelli)	3,795	7.8	165	21,868
Metallurgical Products (Teskid)	910	1.9	(39)	8,571
Production Systems (Comau)	1,711	3.5	40	13,328
Services (Business Solutions)	976	2.0	41	6,519
Publishing and Communications (Itedi)	407	0.8	11	849
Other Companies (5)	620	1.3	(58)	4,704

Total before Eliminations and Consolidating Adjustments	48,728	100.0	146

Eliminations and Consolidating Adjustments	(3,091)		(96)
Total	45,637		50	161,066

Note:	Note 33 to the Consolidated Financial Statements included in Item 18 sets forth the amounts of revenues attributable to intersegment transactions for each of our sectors, but not for our “Other Companies.” The aggregate of these amounts for all sectors is shown under “Eliminations and Consolidating Adjustments” in the above table.

(1)	Represents the revenues of each sector, prior to eliminations and consolidating adjustments, as a percentage of total consolidated net revenues prior to eliminations and consolidating adjustments.

(2)	Trading profit (loss) reflected in eliminations and consolidating adjustments arises from the consolidation process.

(3)	Began as of May 1, 2005, therefore 2005 data is based on eight months of 2005.

(4)	The revenues of CNH (as reported by us under IFRS) in dollars, CNH’s reporting currency, were $12,706 million in 2005 and $12,419 million in 2004. Similarly, trading profit at CNH (as reported by us under IFRS) in dollars totaled $869 million in 2005 and $581 million in 2004.

(5)	“Other Companies” include holding and miscellaneous companies (i.e. Banca Unione di Credito – BUC). See “–– Recent Developments – Disposal of subsidiaries” above.

Sectors
     Our companies in 2005 were organized into 11 operating sectors, two more than the previous year, following the transfer of the ownership of Maserati from Ferrari to Fiat Partecipazioni S.p.A. (as a consequence, Maserati’s results which had previously been included in the Ferrari-Maserati sector, are now presented as separate sectors) and the creation of the new sector FPT. Each of the Group’s sectors functions with a high degree of operating autonomy, although key decisions in areas such as senior management appointments, human resources and capital allocation matters and other strategic development issues are closely coordinated with Group management.
Fiat Auto
     Our automobile operations are conducted primarily through Fiat Auto and its subsidiaries. The Fiat Auto sector operates internationally with three major brands – Fiat, Lancia and Alfa Romeo – and manufactures and markets automobiles, light commercial vehicles and related products primarily in Italy and in the rest of Europe, and in South America and Turkey.
     In 2005, Fiat Auto continued to pursue a strategy focused on upgrading, improving and completing its model line-up. Demand for automobiles in Western Europe as a whole decreased by 0.2% in 2005 as compared with 2004, and the pressure on prices has continued. This market environment, together with the relative strength of the euro, which favors the competitiveness of non-European original equipment manufacturers (“OEMs”), has created a situation in which European OEMs are unable to pass higher input costs on to consumers. Furthermore, in recent years, the auto industry has experienced a general reduction in sales prices. Together, all of these factors have had a generally negative effect on the profitability of the European auto industry.
     Despite this challenging environment, Fiat Auto was able to sharply reduce its trading loss in 2005, from €822 million in 2004 to €281 million in 2005. The improved result was mainly attributable to a better product mix due to the introduction of new models, a reduction in product costs reflecting the realization of purchasing efficiencies, a strong focus on more profitable sales channels and a sharp reduction in business governance costs.
     The 2005 results reflected Fiat Auto’s ongoing implementation of its reorganization, which is focused on reinforcing the sector’s value added activities for customers and businesses and simplifying its internal processes so as to speed up its responsiveness to changes in the market, while at the same time continuing to realize greater efficiencies. This reengineering process is primarily based on a cultural change focused on enhancing the entrepreneurship and involvement of Fiat Auto’s employees, which is supported by an important Leadership Development Program.
     At December 31, 2005, the sector had 46,099 employees, including 29,136 in Italy. The aggregate increase of approximately 1,000 employees over the course of the year reflected the addition of approximately 3,900 employees as a result of:
•	the acquisition of purchasing activities in Italy and Latin America, after the termination of the GM/Fiat Worldwide Purchasing joint venture, and of ICT development activities, due to the termination of the Global Value joint venture between Fiat and IBM;

•	the insourcing of stamping activities in Italy and the acquisition of full control of Leasys in Italy and directly owned dealerships in Europe; and

•	an increase in the number of blue collar workers at the Melfi Plant in Italy, in relation to the startup of Grande Punto production, and at Fiat Automoveis South America (Fiasa), in line with growing manufacturing volumes at that location.
The impact of these increases was partially offset by the departure of approximately 2,900 employees, largely as a result of the sector’s restructuring initiatives. At the end of 2005, about 900 of the sector’s employees in Italy were receiving “Cassa Integrazione” benefits. See Item 6. “Directors, Senior Management and Employees — Employees and Labor Relations”– for more details.
     Product Development
     In 2005, Fiat Auto continued to pursue a strategy focused on upgrading, improving and completing its model line. As part of its effort to round out its model line, Fiat launched the Croma, a new entry in the intermediate segment. This car, which is notable for its high levels of performance and comfort, was introduced to the market in May 2005, and generated over 27,000 orders from the dealer network by the end of the year. The Grande Punto subcompact was launched in September and generated an excellent response among customers at dealer showrooms during the “Open Doors” promotion; the model was gradually rolled-out to the rest of Western Europe, and the sector recorded more than 35,000 registrations and orders for 88,000 cars by the end of the year, with customers outside Italy accounting for approximately 45% of the total.
     The launch of the Fiat Panda Cross and Fiat Sedici during the second half of the 2005 helped the Fiat brand in gaining a strong position in the four-wheel drive segment of the market, where it had already established a presence with the Panda 4x4. Both the Panda Cross and the Fiat Sedici were unveiled in November. The Panda Cross is a new version of the four-wheel-drive Panda. The Fiat Sedici, which is being built in partnership with Suzuki, at a plant owned by Suzuki in Hungary, is Fiat’s first ever entry into the four-wheel drive segment of the market, and is expected to benefit from having been chosen as the official car of the 2006 Turin Winter Olympic Games. During the Bologna Motor Show at the beginning of December, Fiat presented the Panda Monster, a new version of the Panda four-wheel drive vehicle, co-branded with the Ducati motorcycle company, and the Fiat Oltre, a show car based on a powerful Iveco multi-use vehicle.
     Alfa Romeo also continued to renovate its product line. The Alfa 159, introduced to the market in October 2005, belongs to the great Alfa Romeo tradition of automobiles with distinctive styling. By the end of December, the model had generated more than 14,000 orders from dealers. In October, Alfa Romeo unveiled the Brera coupé, an upscale sport car whose styling elicited accolades from both the industry press and the public in general.
     In anticipation of the celebration of its 100th birthday in November 2006, Lancia presented important upgrades of some of its most successful models, including new versions of the Ypsilon (in particular one created in connection with Momo Design of Italy), Musa (Platino+) and Phedra (Unique Edition).
     The launch of numerous new models has allowed the sector to significantly rejuvenate its fleet. At the end of 2005, the Fiat and Alfa Romeo line-ups were comprised of models that were less than two years old on average, and thus highly competitive. The competitiveness of the product line is bolstered by the significant success achieved in terms of safety and customer satisfaction. Three of the major new models introduced in 2005 — the Fiat Croma, Alfa 159 and Grande Punto — were each awarded five stars, placing them at the top of the Euro NCAP safety ranking. The Grande Punto was also honored with several prizes in Europe, including the Golden Steering Wheel in Germany and the Auto Europa prize awarded by the Italian Association of Automotive Journalists (UIGA).

     The Fiat Light Commercial Vehicles brand also had a very positive year with the launch, in October, of the new Doblò, which was awarded the 2006 Van of the Year prize by an international jury of automotive industry journalists from 19 European countries, and was able to maintain its leading market share in Italy.
     The sector’s research and development activities focused on completing the ongoing development of the Grande Punto, Croma, Alfa 159 and Doblò, continuing the development of the Nuovo Ducato, Nuovo Scudo and a new car in the subcompact segment for South America and other international markets and starting the development of the nuova Bravo, which will replace the Stilo, and Fiat 500. Another area of activity involved basic research in engines and components for future applications.
     In February 2006, Alfa Romeo launched the Alfa 159 Sportwagon, a successor to the 156 Sportwagon. In mid-May 2006, Fiat Light Commercial Vehicles presented the Nuovo Ducato, a new medium commercial vehicle replacing the previous Ducato. In mid June 2006, Alfa Romeo launched the Alfa Spider, the model that, following its world preview at the Geneva Motor Show, was named “Cabrio of the Year 2006” by the “Cabriolet Committee,” a jury of 23 specialist journalists from 12 countries.
     In 2005, Fiat Auto intensified its activity in those markets outside the EU where it already had an established presence, such as Brazil, Argentina and Turkey, while at the same time launching programs to expand in emerging markets through alliances with strong local partners.
     In Brazil, Fiat Auto benefited from healthy demand in the local market, increasing sales by 12.9% with respect to 2004, and regaining leadership of the market. The success of the flex (bi-fuel alcohol and gasoline) versions of the Palio and Mille models, which were introduced during the first half of the year, was largely responsible for this increase.
     In Argentina, where consumer demand continued to improve after the deep crisis of 2002, the automobile market expanded at a rate of 35.6%, as compared with 2004; Fiat Auto also increased its market share to 12.4%, an increase of 0.6 percentage points as compared with 2004. Due to the positive impact of new products and the contribution of a revamped sales network, deliveries of automobiles and light commercial vehicles to the dealer network increased by 43.1%, to 44,100 units.
     In Turkey, demand for automobiles and light commercial vehicles increased to about 720,000 units, up +2.9% as compared with 2004; this increase mainly reflected the positive performance of the Turkish economy. In such environment, Tofas, the local joint venture in which Fiat Auto has a 37.9% interest, achieved a market share of 11.2% compared to its market share of 11.1% in 2004, and it also increased deliveries by 8.1% as compared to 2004. Tofas’s improved performance over 2005, both in the domestic and export markets, was largely made possible by the production of the new Doblò, and the launch of the new Palio and Albea.
     Fiat Auto also has a joint venture in China with the Yuejin Motor Company, established in 2002, which sold approximately 33,000 vehicles in 2005. In India, Fiat Auto continued to rationalize its existing operations as part of its cost reduction efforts, while at the same time exploring new opportunities for strategic growth, including the industrial alliance with the Tata Group described below.
     Industrial alliances
     After termination of the Master Agreement with General Motors, Fiat Auto regained its strategic independence and was thus able to execute targeted industrial agreements with major carmakers outside of Italy. These agreements will increase the competitiveness of Fiat Auto’s products and expand its presence in emerging markets.

     In November 2005, Fiat Auto and Ford announced a definitive agreement to cooperate on the joint development and production of a future “A segment,” or city subcompact, car. The strategic collaboration aims to bring to market in the 2007-2008 period, a separate new vehicle for each Fiat and Ford featuring highly differentiated designs: for Fiat, a new “500,” and for Ford, a replacement for its current Ka. The parties expect the collaboration, with projected annual volume of approximately 120,000 units of each vehicle, to result in reduced development and material costs for each company (as compared to the cost of individually developing a vehicle).
     In 2005, Fiat Auto also entered into cooperation agreements with the PSA Group and Tofas to design and produce a new light commercial vehicle in Turkey, with Zastava to assemble the Fiat Punto under license at a Zastava plant in Serbia, and with Suzuki. With reference to the latter, in March 2006, Fiat Auto and Suzuki Motor Corporation signed a license agreement for the production by Suzuki of the Fiat 2 liter JTD Multijet diesel engines, which are to be compliant with Euro 5 emission requirements.
     Since 1978, Fiat Auto has also had alliances with PSA Group for the production of light commercial vehicles, carried out through Sevel S.p.A., and for the production of multi purpose vehicles and utility vans, carried out through Sevel Nord S.A. The above mentioned Nuovo Ducato is manufactured at the Sevel plant in Atessa (Italy).
     In January 2006, Fiat Auto and Severstal Auto signed an industrial agreement for the assembly in Russia of Fiat Palio and Fiat Albea models based on CKD kits manufactured in Turkey by Tofas, our joint venture with the Koç Group. Assembly of these models at Severstal Auto’s Naberejniye Chelni plant near Kazan in the Volga region is scheduled to start in 2007. In February, Fiat Auto and Severstal Auto extended the agreement to cover Fiat Doblò models (the kits for which are also produced in Turkey). The two companies previously entered into a supply agreement providing for the importation and distribution in Russia of the full range of Fiat branded cars and light commercial vehicles by Severstal.
     Also in January 2006, the Fiat Group and Tata Motors Ltd. (“Tata Motors”) announced the signing of an agreement for the sale of Fiat branded cars in the Tata Motors network throughout India. As a result of this agreement, in March 2006, Tata Motors began selling a targeted selection of Fiat cars as well as the complete Tata product range (together with spare parts and sales and service assistance for both brands). The dealerships involved in this program now display the new Fiat logo alongside the Tata logo. We expect to enter into additional agreements as further analysis of the feasibility and nature of our cooperation with Tata Motors continues.
     Markets and Competition
     In 2005, the Western European automobile market (measured in terms of new registrations) remained essentially steady at 14.4 million units (0.2% less units than in 2004), with some clear differences depending on markets. In Italy, new registrations totaled 2,234,200, 1.3% less than in 2004. The United Kingdom experienced an even greater decline (5.0% less than 2004) with demand at 2,443.500 units, while France and Germany registered an increasing demand (+2.6% and +1.6% respectively) to reach 2,058,100 and 3,250,100 units respectively. Spain remained pretty stable with a 0.9% increase to 1,527,300.
     Elsewhere in Europe, registrations in the Polish market decreased by 26.5% to 234,200 vehicles, reflecting the continuing negative impact on new car sales of imports by individuals of second-hand cars as a result of the abolition, following Poland’s entry into the EU, of a tax on imported used cars that was held to be contrary to EU law. In Turkey, new registrations decreased by 2.8% to 438,500 units, reversing the positive trend recorded in the previous year.

     In the Mercosur countries, new registrations in Brazil increased by 9.1% in 2005 to 1,414,800 units, while in the Argentine market, new registrations increased by 35.6% to 290,700 units.
     In Asia, the car market in China continued to expand, recording an increase in new registrations of 27.5% from 2004, to almost 3.2 million vehicles, while in India the market increased by 6.4%, to 1,036,800 units. In China, Fiat Auto sold approximately 33,000 vehicles in 2005 through our joint venture with the Yeujin Group. In India, Fiat Auto sold 1,700 vehicles, a 0.2% decrease as compared to 2004.
     Overall, demand for light commercial vehicles increased in Western Europe, totaling 1,925,200 units, or 2.8% more than in 2004. New registrations in Italy decreased by 1.8% to 206,300 units, reversing the positive trend recorded in 2004. The market showed healthy increases in Spain (+13.4%), and moderate increases in France (+3.4%) and Germany (+3.1%). In Poland, demand decreased to 34,300 units, or 4.5% fewer than 2004.
     Fiat Auto delivered a total of 1,697,300 vehicles to its dealer network, importers and other large direct customers in 2005 (1,804,600 units if sales by unconsolidated affiliates are added), as compared with 1,766,000 vehicles in 2004 (1,856,700 including unconsolidated affiliates). The decrease of 3.9%, or 68,700 vehicles, in the sector’s global unit sales (excluding unconsolidated affiliates) reflected the relatively small impact on the 2005 results of the new models that were launched in the last part of the year, the phase-out of the old models they replaced, and decreased unit sales in Italy and several of the sector’s major markets, particularly Germany, the United Kingdom and rest of Europe, reflecting both aggressive competition and the sector’s policy aimed at reducing sales through less profitable distribution channels and concentrating on the quality of margins, rather than the quantity of vehicles sold.
     In Western Europe as a whole, the sector’s share of the automobile market declined to 6.5%, falling by 0.7 percentage points as compared with 2004. Fiat Auto’s unit sales in Western Europe (excluding Italy) totaled 412,000 units, a decline of 15.7%, as its share of the automobile market decreased from 3.4% in 2004 to 2.6% in 2005. The sector’s unit sales in Italy decreased by 2.4% to 688,000, while its market share in Italy remained stable at 28.0%.
     In 2005, sales of light commercial vehicles followed a positive trend, with total shipments rising to 285,200 units, or 5.1% more than in 2004. In Western Europe, the sector’s share of the light commercial vehicle market declined by 0.2 percentage points to 10.4%, and sales decreased to 181,800 units, or 0.7% less than in 2004. With the exception of Italy and Germany, where shipments were down 2.7% and 0.4%, respectively, sales improved throughout Western Europe, as Fiat Auto recorded increases of 11.6% in Spain, 3.9% in France, and 1.4% in the United Kingdom.
     The following table sets forth for the years indicated: unit sales of the sector’s automobiles and light commercial vehicles in its principal markets, the percentage of the sector’s unit sales represented by each market and the sector’s automobile market shares (excluding light commercial vehicles).

	2005			2004
			Auto			Auto
		Percentage	market		Percentage	market
	All units	of units	share	All units	of units	share
	sold	sold	(%)	sold	sold	(%)
			(Units in thousands)
Italy	688	40.5	28.0	704	39.9	28.0

Western Europe (excluding Italy)	412	24.3	2.6	489	27.7	3.4

Total W. Europe	1,100	64.8	6.5	1,193	67.6	7.2
Brazil	404	23.8	24.4	358	20.2	23.5
Poland	34	2.0	10.7	61	3.5	17.1
Rest of the World	159	9.4		154	8.7
TOTAL	1,697	100.0		1,766	100.0
     In Western Europe, Fiat Auto delivered a total of approximately 1,100,000 vehicles in 2005, a 7.8% decrease from 2004. The overall decrease in sales reflected a reduction in unit sales across Western Europe as unit sales declined by 2.4% in Italy, by 38.5% to 53,300 vehicles in the United Kingdom, by 15.8% to 90,800 units in Germany, by 3.0% to 70,300 units in Spain and by 20.3%, to 118,500 units in the rest of Europe. Only in France Fiat Auto posted an 8.3% increase.
     The sector had mixed results in Poland and Brazil, its two most important markets outside Western Europe. In Poland, Fiat Auto delivered a total of 33,800 vehicles in 2005, a decrease of 44.3% as compared with 2004, reflecting the overall decline in new registrations in the Polish market of 26.5%, amid the significant inflow of used cars during the year. The sector’s automobile market share in Poland declined by 6.4 percentage points to 10.7%. In Brazil, where new registrations increased by 9.1% in 2005, the sector delivered a total of 404,300 vehicles, a 12.9% increase from the 358,100 units sold during 2004, primarily as a result of a recovery of demand in the local market and the introduction of new models in the country. Fiat Auto’s share of the Brazilian automobile market rose by 0.9 percentage points in 2005, to 24.4%. In Argentina, Fiat Auto increased its automobile market share to 12.4% in 2005, up 0.6 percentage points from 2004, with the sector selling a total of approximately 44,100 vehicles, 43.1% more than the approximately 30,800 sold in 2004.
     The Western European market for automobiles, in which approximately 65% of the sector’s unit sales were made during 2005, is generally divided into a number of different major model segments or classes. The sector is generally represented in each of these segments, with individual models from each of its three major automobile brands designed to meet a broad range of consumer tastes.
•	The Fiat brand includes models ranging from city subcompacts such as the new Panda with its 4x4 versions, to the subcompact Punto and Grande Punto, the intermediate/compact Stilo (including its station wagon version), the new comfort wagon Croma in the intermediate segment, and the Doblò, Ulysse and Multipla multipurpose vehicles. The sector also produces the subcompact Siena and Palio in Brazil, and the subcompact Albea and Palio in Turkey. In 2005, Fiat Auto started production and sales of the Idea multipurpose vehicle in Brazil, a model that is already sold in Europe. In 2005, Fiat Auto also entered the four-wheel drive segment with a new model, the Sedici.

In light commercial vehicles, which this sector defines as commercial vehicles with gross vehicle weights, or “GVW,” of 3.5 tons or less, models sold under the Fiat brand include the Ducato (of which a new generation was introduced in May 2006), the Doblò Cargo

(awarded Van of the Year 2006), the Scudo and the Strada pickup. Our Ducato utility vans are produced in Italy through the Sevel S.p.A. joint venture. The Ducato line is also manufactured at a facility in Sete Lagoas, Brazil, which Fiat Auto operates as a joint venture with Iveco.

In addition, the Fiat brand includes bifuel (gasoline and compressed natural gas) versions of the Multipla, the Punto van, the Doblò and the Ducato.

The Lancia brand, traditionally associated with elegance and comfort, includes the subcompact Ypsilon, the compact multipurpose vehicle Musa, and the Thesis and Phedra, in the full-sized and multipurpose vehicle ranges, respectively.

•	The Alfa Romeo brand, with its strong tradition of high performance, includes the Alfa 159, Alfa 159 Sportwagon, Alfa Crosswagon and the GT sport coupé in the intermediate segment, the Alfa 147 in the intermediate/compact segment, as well as the full-size Alfa 166 and the Alfa Brera, which was presented in the second half of 2005.
     The following table sets forth the number of vehicles Fiat Auto sold in each of the recognized segments in each of the years indicated, as well as the percentage of the sector’s overall unit sales represented by each segment:

	2005		2004
		Percentage		Percentage
	Units Sold	of Units Sold	Units Sold	of Units Sold
		(Units in thousands)
City subcompacts	269	15.9	291	16.5
Subcompacts	648	38.2	674	38.2
Intermediate/compact	247	14.5	288	16.3
Intermediate	83	4.9	80	4.5
Full-sized	4	0.2	9	0.5
Sports cars	1	0.1	3	0.2
Multipurpose vehicles	160	9.4	150	8.5
Light commercial vehicles	285	16.8	271	15.3
TOTAL	1,697	100.0	1,766	100.0
     While Fiat Auto’s unit sales of city subcompact vehicles decreased overall (mainly due to the lower sales of the Fiat Seicento), sales of the new Fiat Panda remained largely stable. Sales of subcompact vehicles decreased primarily due to lower sales of older models and Lancia Ypsilon that were only partially offset by the first sales of the Grande Punto, which was introduced in the last months of 2005. The sector’s unit sales of intermediate/compact vehicles decreased, reflecting a decline in sales of the Fiat Stilo and the Alfa 147. The increase in Fiat Auto’s unit sales of intermediate vehicles was due to the launch of the new comfort wagon Fiat Croma, which more than offset lower sales of the Alfa GT and Lancia Lybra (production of which was stopped last year), as well as the Alfa 156, which was replaced at the end of the year by the new 159. The sector’s unit sales of multipurpose vehicles increased slightly, reflecting a full year of sales of the new Lancia Musa alongside the Fiat Idea, as well as an increase in sales of the Fiat Multipla, the impact of which was partially offset by decreases in sales of the Fiat Ulysse and the Lancia Phedra. The sector’s unit sales of light commercial vehicles increased due to higher sales of the Fiat Strada, Fiat Ducato, Fiat Fiorino and the new Fiat Doblò Cargo and Panda Van.
     The following table sets forth for the years indicated the market shares of the Fiat Group and its major competitors in each of the automobile markets indicated.

							UNITED		TOT. WESTERN
	ITALY		GERMANY		FRANCE		KINGDOM		EUROPE
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
FIAT GROUP	28.0	28.0	1.8	2.5	3.1	3.2	1.7	3.1	6.5	7.2
VW GROUP	11.2	10.6	30.4	30.0	11.0	10.2	13.7	12.8	18.7	17.8
GM/OPEL	7.7	7.6	10.8	10.5	5.3	5.6	14.1	13.4	9.6	9.6
PSA GROUP	10.1	11.2	5.8	5.6	30.7	30.8	9.9	10.6	13.7	14.0
FORD	8.9	9.6	8.8	9.1	6.0	6.1	18.9	18.9	11.0	11.3
RENAULT	6.4	7.0	5.1	5.0	25.6	27.1	7.1	7.4	9.8	10.2
MB-CHRYSLER	5.9	5.2	12.0	13.1	3.7	3.5	4.4	4.3	6.2	6.2
BMW GROUP	4.1	3.5	9.0	8.7	2.6	2.4	6.4	5.7	5.3	4.8
JAPANESE	12.0	12.0	11.9	11.8	8.8	8.3	17.8	16.8	13.7	13.3
OTHERS	5.7	5.3	4.4	3.7	3.2	2.8	6.0	7.0	5.5	5.6

TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

     Distribution
     Fiat Auto distributes automobiles in its principal markets through dealer networks in each market, which are based on the coverage of specific geographic areas. At December 31, 2005, its European network consisted of approximately 1,950 dealers, of which 425 were located in Italy. Fiat Auto also maintains significant dealer networks in Brazil and in Poland.
     Fiat Auto entered into new contracts with its dealer network in the EU on October 1, 2003, in compliance with the new European “block exemption” regulation. These contracts eliminated the exclusivity clauses that were included in the previous dealer agreements, permitting dealers to sell a variety of auto brands in the same showroom, provided they are separated into brand-specific areas. The new contracts also eliminated, as of September 2005, the so-called “location clause,” which gave Fiat Auto the right to determine where its dealers were located geographically, and now permit auto dealers instead to sell vehicles to consumers throughout the EU. The contracts also no longer oblige dealers to provide after-sales servicing in addition to their auto sales activities.
     Fiat Auto’s distribution strategy is based on enhancing its direct link with customers so as to increase customer satisfaction and brand loyalty, lowering distribution costs and adapting the European dealer network to take advantage of the increasing process of integration within the EU. In particular, Fiat Auto is focusing on improving the geographical coverage of its network in the major European markets.
     With the goal of lowering its distribution costs, Fiat Auto continues to monitor its dealer network, using a selection process aimed at identifying productive dealers that are capable of producing higher revenues from services, parts and used cars, and supporting those dealers through a variety of marketing initiatives and programs.
     Production
     Fiat Auto currently owns and operates ten plants, including six in Italy, and one in each of Poland, Brazil, Argentina and India.
     The sector’s capital expenditures in fixed assets (property, plant, equipment and leased assets) totaled €1,229 million in 2005, as compared with €1,203 million in 2004, of which approximately 55% were dedicated to completing the retooling of production lines for models already on the market, continuing the installation of new and modified manufacturing systems for the models launched in 2005, and retooling production lines for new models. In addition, approximately 24% of capital expenditures were for autos purchased for the sector’s long-term leasing programs, approximately 21% were for regular maintenance at its manufacturing plants and the remainder were for other expenditures, including the maintenance and repair of other property and equipment, as well as compliance with environmental regulations. Research and development outlays for the sector amounted to €665 million in 2005, down from €952 million in 2004.
     Financial Services
     In 2005, the sector companies that provide financing to the sales network handled loans totaling approximately €9,810 million, as compared to €11,090 million in 2004.
     The reduction in financing reflected the decrease in sales volumes in most European countries, as well as a change in the scope of consolidation following the sale of retail financing activities in the United Kingdom in the fourth quarter of 2004. In Brazil, lending activity mirrored the positive sales performance in the local market.
     In 2005, the total loan volume handled by the Sector’s activities that provide financing to suppliers declined to €3,670 million from €6,342 million in 2004. This decrease reflected a selective approach to the portfolio of loans held by these operations, and a decision to focus efforts on Fiat Auto’s strategic suppliers.
     Fiat Auto strengthened its position in the rental and corporate fleet business in Italy by acquiring Enel’s share of Leasys, which rents and manages corporate car fleets, at the end of 2005. Savarent continued to perform the function of a captive company that operates through the Fiat Auto dealer network, serving mainly individuals and small and medium-size businesses. Efforts to strengthen their sales and customer support networks enabled these two companies to end 2005 with a portfolio of more than 39,000 contracts, an increase of approximately 14% as compared with 2004. Their rental fleet also increased, rising to 144,500 vehicles at the end of 2005, an increase of approximately 3% with respect to the previous year.
*  *  *
     We control the luxury sports car manufacturers Ferrari and Maserati. The highly specialized nature of these companies’ products, design processes, manufacturing techniques and distribution channels necessitates management that is itself specialized and different from that of our core automotive business, which is the manufacture and sale of automobiles to mass market consumers. For these reasons, the management of Fiat S.p.A. has directly overseen our luxury sports car operations; accordingly, Ferrari and Maserati’s results have been excluded from those of the Fiat Auto sector and reported separately.
Maserati
     Until April 2005, Ferrari had primary operational responsibility for Maserati, of which Ferrari owned 100% of the shares. In April 2005, we transferred ownership of Maserati from Ferrari to Fiat Partecipazioni S.p.A. (a wholly owned member of the Group) and established a new sector comprising the companies dedicated to the production and sale of Maserati cars, with the goal of also permitting closer cooperation between Maserati and Fiat Auto’s Alfa Romeo unit. The Maserati sector contributed 1.0% of our total 2005 net revenues, prior to eliminations and consolidating adjustments.
     Maserati revenues totaled €533 million in 2005, an increase of 30.3% from €409 million recorded by the same operations in 2004 (when they were part of the Ferrari-Maserati sector), reflecting higher sales of most models, particularly the successful Quattroporte.
     The following table shows Maserati’s shipments to dealers in its principal markets for each of the years indicated:

	2005	2004
Italy	567	628
Europe excl. Italy	1,783	1,992

Total Europe	2,350	2,620
United States	2,311	1,124
Rest of the World	907	1,021

Total	5,568	4,765

     Maserati’s shipments to its dealers increased by 16.9% in 2005, mainly reflecting the strong increase in sales of the Quattroporte (which almost doubled), as well as the contribution of GranSport in the coupè segment. The 2005 sales results also included shipments of the limited edition special series MC12, a road version of the MC12 Competizione race car that won the 2005 FIA GT championship.
     Sales to the Maserati network totaled 5,568 in 2005, as compared with 4,765 in 2004, an increase of 16.9%, primarily reflecting an increase in sales in the United States, where shipments more than doubled to 2,311 units. The success in North America reflected strong sales of the Quattroporte, which was introduced in this market in the summer of 2004.
     In 2005, Maserati accounted for 5,639 units sold to final customers, 22.8% more than the 4,590 vehicles sold in 2004.
     The market segment in which the Maserati Coupé and Spyder compete reached 70,137 units worldwide in 2005, with the main competitors being the BMW Series 6, the Jaguar XK, the Mercedes SL and CL and the Porsche 911 Carrera. In the luxury sedan segment, which reached 64,951 units worldwide, the Quattroporte’s main competitors include the Audi A8 4.2 – 6.0, the BMW 750-760, the Jaguar XJR and the Mercedes S 500.
     As of December 31, 2005, the sector employed 606 workers, including 580 in Italy.
     The sector currently operates one production facility, which is located in Italy in a building leased from Ferrari.
Ferrari
     As noted above, until April 2005, Ferrari had primary operational responsibility for Maserati, also a luxury sport car manufacturer, of which Ferrari owned 100%. In April 2005, Ferrari transferred ownership of Maserati to Fiat. The Ferrari sector contributed 2.5% of our total 2005 net revenues, prior to eliminations and consolidating adjustments.
     In 2005, Ferrari finished third in the Formula 1 Constructors’ Championship and its leading driver, Michael Schumacher, also finished third in the Drivers’ Championship. During the year, Ferrari entered into a number of agreements designed to ensure the long-term stability of its racing operations. Ferrari renewed its participation in the Concorde Agreement – the triangular agreement between the racing teams, the FIA (Federation Internationale de l’Automobile) and FOM (Formula One Management), which regulates the Formula 1 World Championship – until the end of 2012. It also renewed its sponsorship agreements with two key partners – Philip Morris and Shell – until the end of 2011 and of 2010, respectively.
     The sector’s revenues totaled €1,289 million in 2005, or 9.7 % more than the €1,175 million recorded by Ferrari in 2004. The increase reflected higher revenues from Formula 1 and sponsoring activities and higher sales volumes. These factors more than offset the negative effects of changes in the sale mix caused by the termination of deliveries of the limited edition Enzo model and the negative trend of the US dollar exchange rate.
     The following table shows Ferrari’s shipments to dealers in its principal markets for each of the years indicated:

	2005	2004
Italy	662	529
Europe excl. Italy	2,246	2,028

Total Europe	2,908	2,557
United States	1,580	1,450
Rest of the World	911	859

Total	5,399	4,866

     The 11.0% increase in unit shipments in 2005 reflects the strong performance of the 612 Scaglietti and 575 Superamerica limited edition, which more than offset lower sales of the 575M Maranello, which reached the end of its life cycle. The 8-cylinder range saw the introduction of the Spider version of the F430 in spring and the presentation of the Challenge version, which is not authorized for road use, but will be a contender in the 2006 Ferrari Challenge Championship. Ferrari believes that its introduction of the FXX Supercar has further enhanced and “specialized” the brand by offering a special program for test drivers based on a laboratory car with unique features, which will be used to develop innovative content in the near future. Ferrari’s main markets are Western Europe, the United States and Japan, which is included in “Rest of the World” in the table above.
     Vehicle shipments for the Ferrari brand totaled 5,399 units in 2005, up 11.0% from 4,866 in 2004, reflecting an increase in all of the sector’s principal markets. Shipments to the United States, which remained the brand’s largest single market, increased by 9% to 1,580 units, as compared to 1,450 in 2004. In Europe, shipments increased by 13.7% to 2,908 units, as compared to 2,557 in 2004, reflecting increases of 103 units in Western Europe (excluding Italy) and of 115 units in the other European countries. The United Kingdom became the largest single market in Europe outside of Italy and the third worldwide, with 626 units sold, as compared to 533 in 2004. Sales to the Italian dealer network totaled 662 units, as compared to 529 in 2004.
     In 2005, Ferrari accounted for the sale of a total of 5,409 units to end customers, an 8.7% increase from the 4,975 vehicles sold in 2004.
     In recent years, the number of competing models in Ferrari’s primary market segment in the largest eight markets (United States, Germany, the United Kingdom, Japan, Italy, Switzerland, France, Australia) has increased to about 23,000 units, from 7,600 in 1999, primarily as a result of new entries in the category, such as the Lamborghini Gallardo and the Bentley Continental GT, as well as the Ford GT (particularly in the United States), and the development of the product ranges by other competitors, such as Aston Martin Vanquish S, DB9 and DB9 Volante, Porsche Turbo S version, Turbo Cabrio and GT2, and Mercedes with new SL55AMG, SL65AMG and SL600 models.
     As of December 31, 2005, the sector employed 2,809 workers, including 2,582 in Italy.
     The sector currently owns and operates two production facilities, both of which are located in Italy. Another plant was leased to Maserati following its transfer to Fiat in 2005.

Fiat Powertrain Technologies
     As of May 2005, the automotive engine and transmission operations that had previously been transferred to the Fiat-GM Powertrain joint venture were consolidated in FPT. Upon termination of the Master Agreement, Fiat re-acquired the full control of all such operations with the sole exception of those in Poland (which continue to be jointly managed by both parties). As noted above, beginning in 2006, the FPT sector also includes the powertrain businesses of Iveco, CRF and Elasis.
     Approximately 77% of the sector’s revenues, which amounted to €1,966 million for the period from its creation in May to the end of 2005, were generated by transactions with other members of the Fiat Group, with non-Group customers accounting for approximately 23% of the total.
     During 2005, FPT operated through its Product Line Passenger and Commercial Vehicles (FPT-P&CV), which design and build innovative powertrain systems for Fiat, Lancia and Alfa Romeo, delivering products that are consistent with Fiat Auto’s strategy of renewing, relaunching and repositioning its product line. In 2006, FPT also began operating through its Industrial and Marine Product line, which includes the powertrain activities that were previously part of the Iveco sector.
     In the area of gasoline engines, FPT-P&CV used the opportunity provided by the launch of the Grande Punto to introduce an evolution of the Fire 1.4 liter eight-valve engine that uses a phasing transformer to deliver increased fuel efficiency and better performance. For the upscale segments of the market, FPT-P&CV developed two new gasoline engines: the four-cylinder L850, which is available in two versions (a 160-HP 1.9-liter version and a 185-HP 2.2-liter version) and the 260-HP six-cylinder HFV6 3.2. Both engines, which are available in the new Alfa 159, use a JTS direct injection system with continuous intake and exhaust phasing transformers.
     In the field of diesel engines, FPT-P&CV’s 1.3-liter Piccolo Diesel engine won “Engine of the Year 2005” honors (1.0 to 1.4 liter category) at the 2005 “International Engine of the Year” Awards selected by a distinguished panel of automotive industry journalists, and beating major European and Japanese competitors. The output of this engine has been increased to 90 HP and the engine has been made compliant with the Euro 4 pollution standards by adding a diesel particulate filter. At the higher end of the market, the sector offers the 200 HP Euro 4, a 5 cylinder, 2.4-liter engine that powers the Alfa 159 and the Fiat Croma, delivering a high level of performance in terms of power, that places it at the top of its class.
     In the future, FPT-P&CV intends to build on the technological leadership it has gained in common-rail engines (next generation Multijet powerplants); continue with the relaunching of the Fire family of gasoline engines by extending their range of application with the introduction of turbocharged versions; redouble its technological efforts to improve fuel efficiency, improve quality and ensure compliance with increasingly stringent antipollution laws; and continue to work on the development of bi-fuel and natural gas engines.
     Programs that are already being implemented pursuant to such strategy include: development of a 1.6 liter diesel engine that targets a new segment of the market, extension of Port De-Activation technology to the Fire series of engines, use of turbocharging technology in gasoline engines, launch of a new M40 transmission and more widespread use of the Selespeed automatic transmission.
     In April and May 2006, important industrial agreements were signed to supply 1,000 natural-gas supplied engines to Beijing Public Transport Company, and to assemble PSA Group gearboxes in the Fiat Auto plant in Cordoba, Argentina. For a more detailed description of these two agreements, see “– Recent Developments – New Contracts and Industrial Initiatives” above.

     The sector operates worldwide through seven production plants, of which four are located in Italy, and one in each of Poland, Brazil and Turkey. At December 31, 2005, the sector employed 10,111 workers, including 7,424 in Italy.
Agricultural and Construction Equipment
     Our agricultural and construction equipment sector is led by CNH. As of December 31, 2005, our wholly owned subsidiary Fiat Netherlands Holding N.V. (“Fiat Netherlands”) owned approximately 83% of CNH’s outstanding common shares and all of CNH’s 8 million Series A Preference Shares (“Series A Preferred Stock”). Pursuant to their terms, the 8 million outstanding shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006. Upon completion of the conversion, Fiat Netherlands’s ownership of CNH increased to approximately 90%.
     CNH is a global, full-line company in both the agricultural and construction equipment industries, with strong and usually leading positions in most significant geographic and product categories in both agricultural and construction equipment. CNH’s global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents. CNH organizes its operations into three business segments: agricultural equipment, construction equipment and financial services. CNH believes that it is, based on units sold, one of the largest manufacturers of agricultural equipment and one of the largest manufacturers of construction equipment in the world. CNH also believes that it has one of the industry’s largest equipment finance operations.
     Since the fourth quarter of 2005, CNH sells its products globally through four distinct global brand structures which will have full independent profit and loss accountability—Case IH and New Holland in agricultural equipment and Case and New Holland in construction equipment—in order to invigorate the brands and satisfy more effectively the differentiated needs of brand dealers and customers. As of December 31, 2005, CNH was manufacturing its products in 39 facilities throughout the world and distributing its products in approximately 160 countries, through an extensive network of over 11,000 dealers and distributors.
     At December 31, 2005, the sector employed 25,420 workers, including 4,223 in Italy.
     In agricultural equipment, CNH believes that it is, based on units sold, one of the leading global manufacturers of agricultural tractors and combines, and it has leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, CNH has a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, CNH provides a complete range of replacement parts and services to support its equipment. For the year ended December 31, 2005, in US dollar terms, sales of agricultural equipment represented approximately 62% of the sector’s net revenues, sales of construction equipment represented approximately 31% of net revenues and financial services represented approximately 7% of net revenues.
     CNH believes that it is the most geographically diversified manufacturer and distributor of agricultural equipment in the industry. For the year ended December 31, 2005, approximately 45% of net sales of agricultural equipment reported in US dollars were generated from sales in North America, approximately 32% in Western Europe, approximately 6% in Latin America and approximately 17% in the Rest of World. In 2005, approximately 54% of net sales of construction equipment reported in US dollars were generated in North America, approximately 28% in Western Europe, approximately 8% in Latin America and approximately 10% in the Rest of World. CNH’s broad manufacturing base includes facilities in Europe, Latin America, North America, China, India and Uzbekistan.

     CNH offers a range of financial services products, including retail financing for the purchase or lease of new and used CNH equipment. To facilitate the sale of products, CNH offers wholesale financing to its dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products.
     Agricultural Equipment
     CNH’s primary product lines of agricultural equipment, which are sold primarily under the Case IH and New Holland brands, include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment, sprayers, and grape, cotton, coffee and sugar cane harvesters. In addition, a large number of construction equipment products, such as telehandlers, skid steer loaders and backhoe loaders, are sold to agricultural equipment customers. CNH also sells tractors under the Steyr brand in Western Europe.
     In order to capitalize on customer loyalty to dealers and CNH’s relative distribution strengths and historical brand identities, the sector continues to use the Case IH and New Holland (and Steyr for tractors in Western Europe only) brands, and to produce equipment in the historical colors of each brand. CNH believes that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors have a higher percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. In addition, flagship products such as row crop tractors and large combine harvesters have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr have been retained as part of each brand’s identity.
     Construction Equipment
     The current brand and product portfolio represents the history of the many companies that have been merged into the global Case or New Holland Construction brand families. Case provides a full line of products on a global scale utilizing the Sumitomo technology for its key crawler excavator product. The New Holland Construction brand family, in conjunction with its global alliance with Kobelco Japan, also provides a full product line on a global scale. In February 2005, the historical New Holland brand family reorganized all of its networks outside North America, in order to better focus on the New Holland Construction brand name.
     New generation products share common components to achieve economies of scale in research and development and manufacturing. CNH differentiates its products based on the relative product value and volume in areas such as technology, design concept, productivity, operator controllability, product serviceability, color and styling, to preserve the unique identity of each brand.
     Product Development
     CNH continuously reviews opportunities for expanding its product lines and the geographic range of its activities. CNH is focusing on improving product quality, with a goal of achieving best-in-class product quality and reliability. In addition, CNH is emphasizing enhanced differentiation between the Case and New Holland brands to increase their market attractiveness. This also includes its continuing engine development efforts by combining the introduction of new engines to meet new emissions requirements with additional innovations expected to refresh the sector’s product line. Improved product quality and reliability, coupled with initiatives to improve dealer and customer support, is expected to allow CNH to more fully capitalize on its market leadership positions throughout the world.

     To increase its global presence and gain access to technology, CNH participates in a number of international manufacturing joint ventures and strategic partnerships. CNH has integrated its manufacturing facilities and joint ventures into a global manufacturing network designed to source products from the most economically advantageous locations and to reduce its exposure to any particular market.
     Business Strategy
     Building upon competitive strengths and the business platform established during its merger integration period, CNH believes it has the base for improving its performance, narrowing the gap between CNH and its best competitors and creating value.
     CNH’s strategic objectives are to:
•	emphasize and focus on its customers and further improve its distribution and service capabilities and product quality and reliability, all designed to increase customer satisfaction and market penetration;

•	achieve higher margins than either Case or New Holland earned prior to the merger and deliver profitability throughout the industry cycles;

•	generate cash to reduce debt and strengthen its balance sheet; and

•	continue to position CNH to take advantage of future opportunities for expansion.
     CNH believes that successfully achieving its goals of meeting the needs of its dealers and customers, improving the quality and reliability of its products and reducing the costs of those products and of its overall operations, will result in increased unit sales, a stronger market position and higher margins. CNH expects that higher margins will allow it to generate better overall profitability, on average, throughout industry cycles. CNH’s goal is to use improved cash flow, generated by improved profitability, to reduce debt and strengthen its balance sheet. CNH believes a stronger balance sheet, and a customer driven focus to the business, will position it to take advantage of future opportunities for product and market expansion as they arise. This could include short to medium-term opportunities, in areas such as Latin America and Eastern Europe, and longer-term opportunities, in areas such as China and India.
     Markets and Competition
     In 2005, overall worldwide market demand, on a unit basis, for major agricultural equipment product lines was approximately 4% higher than in 2004. Worldwide demand for tractors increased by about 5%, on the strength of an approximate 26% increase in demand in Rest of World markets. Industry demand in North America was flat compared with 2004, while demand in Western Europe is estimated to have declined by approximately 6% and tractor industry demand in Latin America is estimated to have declined by 19%. Worldwide demand for combines was estimated to be down approximately 16% over the level in 2004, driven by an approximate 58% decline in combine industry volumes in Latin America. Market demand in North America was flat compared with 2004 while demand in Western Europe increased by about 6% and in Rest of World markets by about 10%. On a unit basis, CNH’s worldwide retail sales of major agricultural equipment declined. The sector’s overall tractor market share declined by about 2.5 percentage points from 2004, and its combine market share declined by approximately 1 percentage point. At year-end, total company and dealer inventories were about one-half of a month higher than at year-end 2004, on a forward month supply basis.

     Worldwide market demand for major construction equipment product lines in which CNH competes, increased by about 8% on a unit basis in 2005 compared with 2004. Market demand increased in all markets and for all of CNH’s major product categories. World market demand for backhoe loaders, on a unit basis, increased by about 15%, while demand for skid steer loaders increased by about 4%. In total, worldwide market demand for light construction equipment, on a unit basis, increased approximately 13%. Worldwide demand for the sector’s heavy construction equipment product lines increased by approximately 8%. On a unit basis, CNH’s construction equipment market share declined by approximately 1 percentage point. Worldwide wholesale unit volumes of the sector’s major construction equipment products increased by approximately 4%. At year-end, total company and dealer inventories were about one-half of a month higher than at year-end 2004, on a forward months supply basis.
     In 2005, CNH’s net revenues of agricultural equipment, in US dollar terms, were approximately 2% lower than in 2004. Excluding the results of variations in foreign exchange rates, agricultural equipment net sales would have been down by approximately 6%. Net sales were reduced by lower sales of equipment and unfavorable mix, which were offset in part by the impact of currency, improved price realization and the impact of new products.
     CNH’s net revenues of construction equipment increased by approximately 12% in 2005, compared with 2004. Approximately 1.0 percentage point of this increase resulted from the variations in foreign exchange rates. Worldwide, in addition to the currency impact, net sales increased from improved net price realization, higher volumes and improved product mix, including the contribution of new products.
     The agricultural equipment industry is highly competitive. CNH competes with large global full-line suppliers, including Deere & Company and AGCO Corporation; manufacturers focused on particular industry segments, including Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including the CLAAS Group, the ARGO Group and the SAME Deutz-Fahr Group, that are expanding worldwide to build a global presence; and local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.
     The construction equipment industry also is highly competitive. CNH competes with global full-line suppliers, with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX Corporation and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-International AG; and product specialists, operating on either a global or a regional basis, including Ingersoll-Rand Company Limited (Bobcat), Hitachi, Sumitomo Construction, Manitou B.F., S.A., Merlo S.p.A., Gehl Company, and JLG Industries Inc.
     CNH believes that multiple factors influence a buyer’s choice of equipment. These factors include the strength and quality of a company’s dealers, brand loyalty, product performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value, customer service and satisfaction and timely delivery. CNH continually seeks to improve in each of these areas, but focuses primarily on providing high-quality and high-value products, and supporting those products through its dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of value in terms of product productivity, reliability, resale value and dealer support are formed over many years.
     The financial services industry is highly competitive. CNH competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service, financial terms and interest rates charged.

     Distribution
     As of December 31, 2005, CNH sold and distributed its products through approximately 11,000 dealers and distributors in approximately 160 countries worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment. Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.
     Large construction equipment dealers often complete their product offering with products from more than one manufacturer, because of historical relationships that have persisted through the consolidation of the industry.
     In connection with its program of promoting unified brand names and identity, CNH generally seeks to have dealers sell a full line of its agricultural or construction equipment products (such as tractors, crop production and crop harvesting). Generally, the sector achieves greater market penetration where each of its dealers sells the full line of products from only one CNH brand. Although appointing dealers that sell more than one of its brands is not part of its business model, some joint dealers exist, either for historical reasons or in limited markets where it is not feasible to have separate dealers for each CNH brand. In some limited cases, dealerships are operated under common ownership with separate facilities for each of its brands.
     In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, the distribution of CNH products is generally accomplished directly through the dealer network. In other parts of the world, the sector’s products are sold initially to distributors who then resell them to dealers, in an effort to take advantage of such distributors’ expertise and to minimize marketing costs. Generally, each distributor has responsibility for an entire country.
     Management believes that a strong dealer network with wide geographic coverage is critical to the success of any manufacturer of agricultural and construction equipment. CNH continually works to enhance its dealer network through the expansion of product lines and customer services, including enhanced financial services, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, CNH has introduced focused customer satisfaction programs and seeks to incorporate customer input into the product development and service delivery processes.
     As the equipment rental business becomes a more significant factor in the markets for both agricultural and construction equipment, CNH is continuing to support its dealer network by facilitating sales of equipment to the local, regional and national rental companies through its dealers, as well as by encouraging dealers to develop their own rental activities. CNH launched several programs to support dealer service and rental operations including training, improved dealer standards, financing, and advertising. Also, as the rental market is a capital-intensive activity and sensitive to variations in construction demand, CNH believes that any such activities should be expanded gradually, with special attention to managing the resale of rental units into the secondary market by its dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.
     As noted above, in early 2005, CNH rationalized its non-Case construction equipment brand family in Europe and Latin America into one brand, New Holland Construction. In connection with this brand rationalization, CNH terminated certain dealer relationships in Europe, where overlapping geographic presence would have made ongoing business impractical for maintaining multiple dealerships. CNH expects that, long-term, this consolidation will generate additional incremental revenue, allow the sector to provide better support to its dealers, strengthen the dealer network, and result in the availability of a greater range of products. CNH cannot make any assurance, however, that such actions will ultimately improve the competitive position or financial results of its construction equipment operations in Europe.
     In Japan, CNH owns 50% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in that country. HFT imports and sells a full range of New Holland’s agricultural equipment through approximately 50 retail sales and service centers located throughout Japan. In order to complete its product offering, HFT also sells certain equipment manufactured by other producers. HFT is a leading importer of agricultural tractors in the highly competitive Japanese market and has a leading share of the Japanese markets for combine harvesters and self-propelled forage harvesters.
     Production
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
     CNH’s capital expenditures in fixed assets (property, plant, equipment and leased assets) for the year amounted to €214 million, as compared with a total of €210 million in 2004, and were principally related to its initiatives to introduce new products, enhance manufacturing efficiency, further integrate its operations, expand environmental and safety programs and support long term leasing business.
     Financial Services
     CNH Financial Services is the captive financing arm of CNH, providing financial services to dealers and customers in North America, Australia and Brazil. Through its joint venture with BPLG, a wholly-owned subsidiary of BNP Paribas, financial services provides customer financing in Western Europe and has begun the process of managing dealer receivables in certain countries in Western Europe. The principal products offered on a worldwide basis are retail loans to final customers and wholesale financing to the sector’s dealers. As of December 31, 2005, financial services managed a portfolio of receivables of approximately $13.8 billion, both directly and indirectly through its joint venture with BNP Paribas Lease Group in Western Europe. North America accounts for 65% of the managed portfolio, Western Europe 19% (which includes the receivables of the joint venture with BPLG), Brazil 11% and Australia 5%. Financial services provides retail loans, leases and insurance products to end-user customers as the local market requires and provides a variety of wholesale and insurance products to the dealer network.
     Financial services’ mission is to improve the effectiveness of its finance activities in supporting the growth of the sector’s equipment sales and to contribute to building dealer and end-user loyalty. Management’s strategy for meeting these objectives is to grow the core financing business through higher financing penetration of CNH’s equipment sales, expansion of services offerings, new product development and marketing promotions and events. In addition, Financial Services is focused on improving credit quality and service levels and increasing operational effectiveness. Financial Services also continues to grow its financing business in Western Europe as it leverages its joint venture arrangement with BPLG to broaden its financing activities to cover CNH-branded products in all the countries we service. Financial Services also seeks to expand the sector’s financing of used equipment through its dealers and related services, including expanded insurance offerings. In Western Europe and

Brazil, CNH is extending its North American business model for centralizing the management of wholesale receivables within Financial Services.
Trucks and Commercial Vehicles
     Our trucks and commercial vehicles operations are conducted through Iveco and its subsidiaries and include the manufacture and sale, primarily to customers in Western Europe, of (i) trucks and commercial vehicles (under the Iveco brand); (ii) buses (under the Irisbus brand); and (iii) firefighting vehicles and other specialty vehicles (under the Iveco, Magirus and Astra brands). At December 31, 2005, the sector employed 32,373 workers, including 14,923 in Italy.
     Iveco has in recent years renovated and rationalized its manufacturing facilities, giving each of its plants a specific mission in the production of its product line. During 2005, heavy vehicles were manufactured in Germany, Spain and Argentina; medium vehicles in Italy and Argentina; light vehicles in Italy, Spain and Brazil; and specialized vehicles in Italy, Germany and France. Buses are manufactured by the sector’s Irisbus division in France, Italy, Spain, Hungary and the Czech Republic.
     In 2005, the sector’s manufacturing activity also included the production of diesel engines (in Italy, France and in Brazil), other mechanical components, such as gearboxes and axles (in Italy, Spain and Ukraine), and the production of body components such as cabs, frames and pressed parts (in Italy). In May 2005, Fiat created FPT, a new sector that is now responsible for managing our innovation capabilities and expertise with respect to engines and transmissions by coordinating management of the resources, employees and activities of our automobile powertrain activities, the powertrain activities of Iveco, and the powertrain research activities of the CRF and Elasis. Starting January 1, 2006, Iveco’s powertrain activities are managed by FPT and their results are reported as a part of that sector.
     In China, the sector’s Naveco joint venture (50% Iveco and 50% NAC Group) is active in both the light vehicle and light bus segments, while the Haveco joint venture (owned in equal shares by Iveco, the NAC Group and the Hangzhou Group) is active in gearbox production. In 2005 Iveco also had a 50-50 joint venture with Changzhou Bus Company (“CBC”) for the production and sale of buses. At the end of January 2006, Iveco transferred its 50% investment in the joint venture CBC to the other shareholder Changzhou.
     New organization structure
     With effect from the beginning of 2006, Iveco has re-shaped its organization in order to structurally improve its competitive position. The new team directed by Iveco’s CEO, Paolo Monferino, is implementing a plan based on quick and lean management processes, the realization of internal synergies, an enhanced global approach, and focusing resources on customers. In line with the objectives of the Fiat Group, the main philosophy behind the new organization is centered on the attribution of greater responsibility to individuals, team work and rapid response.
     Product Development
     In 2005, Iveco continued to renovate its vehicle line. The family of light vehicles was expanded by the addition of a new 136-HP version of the 2.3-liter Iveco Unijet engine, and the automated Agile gearbox, which is available with a 136-HP or a 166-HP 3.0-liter engine. In May 2006 Iveco launched the New Daily (Euro 4) presented with the slogan “Professional DNA.” It is a new vehicle designed starting from a deep understanding of product and brand features in order to involve the sales network, both technically and emotionally so as to meet consumers’ needs. In 2005, at the RAI Expo in Amsterdam, Iveco presented a version of the Eurocargo, which meets the Euro 5 emissions requirements that have not yet come into force, meeting these standards years in advance of the regulatory deadline and before all of its principal competitors. The ES, a new version of the Stralis, was introduced in the heavy road vehicle segment. The main innovations offered in this version are two safety devices: the ESP electronic stability control system that can take action to correct a vehicle’s path and the Lane Departure Warning System (a device that signals when a vehicle is crossing into another lane). Iveco also introduced the Stralis Euro 4/Euro 5, a heavy vehicle that is already in compliance with EU emissions requirements scheduled to come into effect in 2009. Irisbus also broadened its product line, focusing on low-emission vehicles, with special emphasis on urban transportation vehicles fueled with natural gas. The new Irisbus Arway was unveiled in Turin in 2005. This bus, which was created for long-distance service, is equipped with a Cursor 8 engine that complies with Euro 4 emissions standards. In the area of luxury touring buses, Irisbus presented the New Domino, a bus that accommodates up to 55 passengers in the utmost comfort and is equipped with a 430-HP Cursor engine that is already Euro 4 compliant.
     Markets and Competition
     In 2005, demand in Western Europe for commercial vehicles with a curb weight of 2.8 tons or more, as measured by new registrations, increased to approximately 1,109,700, or 5.2% more than in 2004. The main increases were recorded in France (+10.8%) and Spain (+9.6%), followed by more modest increases in the United Kingdom (+3.7%) and Germany (+2.9%). In Italy, demand decreased by 1.7%. Although Iveco conducts operations throughout the world, Western Europe is its principal market, accounting for 78.2% of its 2005 unit sales.
     Iveco sells its vehicles in three market segments: light vehicles (for this sector, this is defined to mean vehicles with a GVW of 2.8 to 6.0 tons), medium vehicles (6.1 to 15.9 tons) and heavy-vehicles (16 tons and higher).
     New registrations in the light vehicle segment in Western Europe increased 4.3%, to approximately 779,800 units in 2005, as compared to approximately 747,300 in 2004, with most major European markets posting gains that were offset in part by a decline in new registrations in Italy (-2.1%); the most significant increases were recorded in Spain (+9.4%) and France (+8.2%). Market demand for medium vehicles increased 2.9% to approximately 79,100 units, with gains recorded in almost all European markets, most notably in Germany (+8.7%) and Spain (+9.3%), although new registrations declined in Italy (-6.6%). Demand also increased in the heavy vehicle segment, with new registrations up 8.6% in 2005 to approximately 250,800 units, principally as a result of gains in France (+21.6%), Spain (+10.0%), the United Kingdom (+5.0%), Germany (+4.1%) and Italy (+1.1%).
     Iveco’s principal competitors are other European manufacturers of the full range of trucks and commercial vehicles, such as Mercedes Benz and Renault Vehicules Industriels, and manufacturers of specialized vehicles for certain segments, such as M.A.N. and Volvo (medium and heavy vehicle segments), Scania (heavy vehicle segment) and Ford Europe, Volkswagen and Fiat Auto (light vehicle segment).

     The following table sets forth for the years indicated unit sales in thousands of Iveco vehicles (including light commercial vehicles, buses and other vehicles) in the sector’s principal markets, the percentage of the sector’s unit sales represented by each market and Iveco’s market share.

	2005			2004
		Percentage			Percentage
	Units	of units	%	Units	of units	%
	sold	sold	Market share	sold	sold	Market share
Italy	39.0	22.6	29.4	40.6	25.0	29.8
Western Europe (excluding Italy)	95.9	55.6	8.6	91.2	56.2	8.6

Total Western Europe	134.9	78.2	10.9	131.8	81.2	11.1
Rest of the World	37.6	21.8		30.5	18.8

Total	172.5	100.0		162.3	100.0

     The following table sets forth the sector’s unit sales in thousands by product segment — light, medium and heavy trucks and commercial vehicles, buses and other vehicles – for each of the years indicated.

	2005	2004
Light commercial vehicles	95.7	91.0
Medium commercial vehicles	21.3	21.1
Heavy commercial vehicles	42.8	37.6
Buses	8.5	8.6
Other vehicles (1)	4.2	4.0
Total	172.5	162.3

(1)	Astra, defense and firefighting vehicles.
     In 2005, Iveco delivered approximately 172,500 vehicles worldwide, or 6.3% more than in 2004. Iveco’s sales including those by associated licensees (approximately 64,800 units (57,500 in 2004)), amounted to approximately 237,300 units (219,800 units in 2004). In Western Europe, Iveco delivered approximately 134,900 vehicles, or 2.3% more than in 2004. Iveco reported significant increases in unit sales in France (+7.5%), the United Kingdom (+6.5%), Germany (+1.9%), and Spain (+7.1%), while its sales decreased in Italy (-3.8%), reflecting the general decline in market demand.
     Iveco’s share of the overall Western European market for vehicles with a GVW of 2.8 tons or more declined to 10.9% in 2005, or by 0.2 percentage points from the level recorded in 2004, with market share in the light vehicle segment stable at 9.3%, that in the medium vehicle segment down by 1.7 percentage points to 26.3% and that in the heavy vehicle segment down by 0.2 percentage points to 11.1%. However, Iveco nonetheless maintained its second place ranking in the Western European medium vehicle segment, behind Mercedes (in the five major individual markets, Iveco is the leader in this segment in Italy, France, the United Kingdom and Spain, and ranks second in Germany behind Mercedes).
     Iveco’s sales to Eastern European countries rose to 13,300 units, a 3.0% increase compared to 2004. In non-European markets, Iveco sold approximately 24,300 vehicles, a 38.0% increase from 17,600 vehicles in 2004, primarily as a result of strong sales in Latin America. In China, the sector’s Naveco joint venture produced and sold approximately 18,000 light vehicles, up 20.1% from 2004. In India, Iveco’s Ashok Leyland affiliate, in which the sector holds a 15.3% interest, built and sold a total of approximately 59,600 vehicles, an increase of 14.1% from 2004, mainly as a result of growth in demand in the domestic market. In Turkey, Otoyol, a joint venture with the Koç Group in which Iveco holds a

27% interest, sold approximately 5,200 units, essentially unchanged compared to 2004. In South and Central America, Iveco’s sales and manufacturing activities increased significantly, particularly in the heavy vehicle segment. Iveco sold 11,900 vehicles in the region (mainly in the Mercosur countries) in 2005, an increase of 22.8% from 2004.
     The Irisbus Group delivered a total of 8,526 vehicles in 2005, roughly in line with the previous year (8,553 vehicles). Irisbus’s share of the Western European market (20.4% in 2005) declined by 1.0 percentage point compared with 2004. The sector’s market share for buses contracted in Italy (-3.3 percentage points) and France (-3.0 percentage points), though Iveco still controls a significant portion of the market (about 45% to 50%) in each of these countries, decreased by a smaller percentage in Spain (-1.7 percentage points) and held relatively steady in the United Kingdom (-0.4 percentage points) and Germany (+0.6 percentage points). In Western Europe, the bus market as a whole expanded to 34,800 units, or 6.6% more than in 2004. This improvement reflected a positive trend in France (+11.9%), the United Kingdom (+23.3%) and Spain (+15.9%), and steady demand in Germany and Italy.
     Iveco manufactured about 435,300 engines in 2005, about the same as in 2004; approximately 41% of this production was used directly by the sector, while approximately 48% of the total was sold to CNH and to Sevel, a joint venture between Fiat Auto and the PSA Group. Beginning in January 2006, Iveco’s entire powertrain operations are part of the FPT sector.
     Distribution
     Iveco has adopted a global strategy of distributing its products through networks of independent, professional dealers, as well as through Iveco-owned dealers and branches, seeking to provide high-quality service with a widespread geographic presence. At December 31, 2005, Iveco had 505 dealers in its network covering all parts of the world, including 226 in Western Europe, 68 in Eastern Europe, 101 in Africa and the Middle East, 69 in Central and South America and 41 in the Asia Pacific region, with a total of 1,210 sales points and 2,828 service points. The Iveco worldwide network also includes: 112 bus dealers, 33 special vehicles (Astra) dealers and 191 Iveco Motors dealers.
     During 2005, Iveco’s management took different approaches to network organization in different regions: in Western Europe and other mature markets, such as those in Central and Eastern Europe, it further consolidated its dealer network as part of its efforts to improve the quality of customer service, increase profitability and reduce the overall cost of distribution. The sector is focusing on the achievement of qualitative standards set by its dealership agreements; these standards are designed to ensure a consistent level of high-quality service, as measured through a self-assessment procedure and confirmed by specific audits. Following the introduction in 2003 of new dealership contracts to comply with the EU’s block exemption rules, an increasing number of countries outside of the EU (particularly those in Central Europe, as well as Turkey) have adopted this regulation as a standard for regulating automotive distribution. Iveco is therefore introducing new agreements based on the principles of non-exclusivity and qualitative standards in these markets, in a process that started in 2004 and Iveco expects to complete this process by the end of 2006. The reorganization of Iveco’s distribution network in South and Central America, particularly in Brazil and Argentina, on the other hand, is aimed at capitalizing on current favorable market conditions and improving dealer standards is still in progress.
     Production
     At December 31, 2005, the Iveco sector had 39 manufacturing facilities, including 14 in Italy, seven in France, four in Spain, four in Germany, two in Brazil and Hungary and one in each of Austria, the Czech Republic, Argentina, Australia, Ethiopia and Venezuela. Together, these factories produced a total of approximately 170,500 vehicles (163,000 vehicles in 2004).

     Iveco’s international expansion in recent years has focused on joint ventures (such as those active in China, Turkey and India) and licensing agreements in markets where management believes opportunities for growth exist. Vehicles are currently produced for Iveco by companies outside the Group in Asia, the Middle East and Africa, in each case pursuant to licensing arrangements with Iveco.
     In 2005, Iveco also continued to consolidate its portfolio of maintenance and repair contracts, with a total number of approximately 41,000 contracts in force at December 31, 2005, compared to 41,800 at the end of 2004.
     Capital expenditures in fixed assets (property, plant, equipment and leased assets, excluding vehicles sold with buy-back commitments) for the year amounted to €198 million, of which €173 million related to industrial investments, as compared with a total of €140 million in 2004, with the increase being largely attributable to the completion of certain major investment programs, including that for the New Daily, Euro 4 – 5 medium heavy vehicles, and new bus ranges. Investments in vehicles used for fleet leasing activities accounted for the remaining €25 million of the 2005 total (having totaled €12 million in 2004), with the increase being largely attributable to an increase in leasing activities in Spain, France and Hungary.
     Financial Services
     On June 1, 2005, Iveco sold to Barclays 51% of Iveco Finance Holdings Limited, a new company in which Iveco contributed its financing and leasing services in France, Germany, Italy, Switzerland and the United Kingdom. The purpose of Iveco Finance Holdings is to provide Iveco’s customers and dealers with competitive truck and commercial vehicle financing by combining Barclays’ strength and competitiveness in the financing business with Iveco’s expertise in the research, development, design, manufacture and marketing of trucks and commercial vehicles. Barclays Asset and Sales Finance already has a strong presence in many of Iveco’s principal markets and management expects Iveco Finance Holdings to provide opportunities for further expansion of existing operations, as well as the development of new markets. As of June 1, 2005, Iveco Finance Holdings Limited was no longer consolidated on a line-by-line basis, but is accounted for using the equity method.
     Overall, the sector provided financing for approximately 23.4% of the vehicles sold by Iveco in 2005, a decrease from 25.2% in 2004. This reduction was primarily due to intense competition for business from banks, particularly in the German and Italian markets. In its leasing operations, Iveco’s fleet of rental vehicles numbered approximately 3,120 at the end of 2005, compared to approximately 3,770 at the end of 2004.
Components
     Our operations in the components sector are led by our wholly owned subsidiary Magneti Marelli Holding S.p.A.
     Magneti Marelli supplies components to nearly all of the world’s major car manufacturers, including the PSA Group, Renault, Volkswagen, DaimlerChrysler, BMW, Ford and Opel (GM’s European subsidiary), as well as to other companies of the Fiat Group (Fiat Auto, Iveco, FPT and Ferrari). Magneti Marelli is among the largest European producers of lighting systems. The components sector contributed 7.9% of our 2005 net revenues, prior to eliminations and consolidating adjustments.
     In 2005, Magneti Marelli operated principally through five business units: lighting, engine control, automotive suspensions, electronic systems and exhaust systems.

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
     In 2005, global production of cars and light commercial vehicles increased by approximately 3.5%, reaching roughly 63 million units, although performance varied across countries and geographic regions, and increases were concentrated mainly in South America, Eastern Europe and Asia. The Western European market has remained relatively steady since 2004, with a total production of 16.1 million units, and production was stable in the majority of the region’s individual countries.
     In 2005, a significant portion of the sector’s budget was devoted to investments in research and development and capital expenditures, which amounted to €425 million, or 10.5% of Magneti Marelli’s revenues (compared to €382 million, or 10.1% of revenues, in 2004). This amount included €228 million of investments in tangible fixed assets and €197 million in research and development projects, which were focused on product innovation.
     The sector operates worldwide through 53 production plants, of which 17 are located in Italy, eight in Brazil, five in France, four in Mexico, three in each of Poland, Spain and China, two in each of the United States and Germany, and one in each of Russia, Argentina, the Czech Republic, Malaysia, Turkey and South Africa. As of December 31, 2005, the sector employed 24,213 workers, including 7,096 in Italy.
     In 2005, Magneti Marelli reported revenues of €4,033 million, an increase of 6.3% from the €3,795 million reported in 2004. The increase reflected the consolidation of Mako from January 1, 2005 (which contributed €119 million in revenues during the year), as well as improved sales results at all business units despite relatively stable volumes, largely reflecting new products with a higher technology content, such as the diesel injection systems in the engine control business unit; the first time application in Europe of headlamps equipped with infrared sensors for night vision enhancement and the successful introduction of LED tail lamp technology introduced by the lighting business unit, as well as the positive performance of Telematics Psa in the electronic systems business unit. In addition, the sector’s automotive suspension business unit reported higher sales for components sold for production of the Fiat Panda Poland, which offset declining sales in Italy, where the market picked up again late in the year thanks to the Group’s newly-introduced models, particularly the Grande Punto.
     In 2005, approximately 41% of the sector’s revenues came from sales to other Fiat Group companies, as compared with approximately 32% in 2004.
     Effective May 1, 2006 Magneti Marelli transferred to Fiat Auto the final assembling suspension activity realized in the Cassino, Pomigliano, Melfi plants, and, effective June 1, 2006, in the Mirafiori plant.
Metallurgical Products
     Our metallurgical products sector is led by Teksid S.p.A., of which we own 84.8%. The remaining 15.2% stake is owned by Renault S.A.

     Teksid, which comprises a cast iron business unit and a magnesium business unit, contributed 2.0% of our total 2005 net revenues, prior to eliminations and consolidating adjustments. The economic environment in 2005 has slightly improved over 2004.
     In 2005, Teksid’s cast iron business unit, which produces cast iron auto parts, saw a rise of 20.4% in its revenues due to a 4.6% increase of volumes, as well as a favorable trend in exchange rates (particularly those between the euro and the Brazilian real and Polish zloty). The growth in market demand has been particularly significant in North America and in Brazil, while the Crescentino plant has continued its process of focusing on light engine blocks. Teksid do Brasil completed the initial transition phase for the cast iron producing assets it acquired from GM’s former foundry at Sao José dos Campos, producing about 45,000 tons.
     Teksid’s magnesium business activities are carried out through Meridian Technologies Inc., a 51%-owned joint venture with Hydro Aluminium AS. The predominant market for the magnesium business unit, which produces magnesium auto parts and operates under the Meridian brand, is in North America, which in both 2005 and 2004 accounted for approximately 80% of its revenues. The unit also maintained its focus on serving customers outside the Fiat Group, with the Group accounting for approximately 6% of total revenues in 2005 (approximately 5% in 2004). The unit’s revenues declined by 1.0% in 2005 due to a 6.8% decrease in volumes.
     In 2005, Teksid reported overall revenues of €1,036 million, an increase of 13.8% from €910 million in 2004, as the improved results at the cast iron unit more than offset the decline at the magnesium business unit. In 2005, approximately 20% of Teksid’s revenues were derived from sales within the Group.
     The sector’s principal competitors are divisions of other automobile manufacturers, as well as other manufacturers of metallurgical products operating in different markets. Competition is based primarily on price and the reliability of the products, which in turn is dependent upon the technology used to produce them.
     At December 31, 2005, the metallurgical products sector had 12 manufacturing facilities, consisting of two in each of Italy and France, and one in each of the United States, Brazil, the United Kingdom, Poland, Mexico, Canada, Portugal and China. At year-end, Teksid employed 8,952 workers, including 1,092 in Italy.
     In May 2006, Teksids transfer of a 60% interest of SBFM, which was part of the Cast Iron Unit, was completed. For more information about this transaction see “—Recent Developments—Disposal of subsidiaries” above.
     Renault, Teksid’s minority stockholder, has the right to sell its stake to Fiat under certain circumstances, such as:
•	if Teksid fails to comply with the terms of the joint venture agreement or one party is subjected to a receivership or any other insolvency procedure;

•	if Renault’s interest in Teksid falls below 15%;

•	if Teksid decides to make a strategic investment outside the foundry sector; or

•	if another auto manufacturer acquires control of Fiat.

     Fiat also has similar rights to purchase Renault’s stake under these same conditions should they occur and Renault decide not to exercise its put right.
     In addition, Teksid and Norsk Hydro have certain rights with respect to their Meridian Technologies joint venture in the event the board of directors cannot agree unanimously with respect to certain specified strategic decisions. In such event:
•	Norsk Hydro has the right to require Teksid to purchase its 49% holding in Meridian Technologies; and

•	if Norsk Hydro declines to exercise this option, Teksid may require Norsk Hydro to sell its 49% holding to Teksid.
     The possibility that such a deadlock between Teksid and Norsk Hydro will arise is considered to be quite remote.
     See Note 32 (iii) to the Consolidated Financial Statements included in Item 18 for a discussion of these agreements.
Production Systems
     Our wholly owned subsidiary, Comau S.p.A., is the lead company of the production systems sector. Comau’s core business is the engineering and manufacturing of industrial automation systems and related products, mainly for the automotive industry. Its principal products include metalworking systems, mechanical assembly systems, body welding and assembly systems, sheet metal dies and injection molds, handling systems, robotics, product and process engineering, software engineering and systems, and specialized maintenance services. The sector’s principal customers are international automotive manufacturers, including the automotive sectors of the Fiat Group.
     In 2005, the production systems sector contributed 3.1% of our net revenues, prior to eliminations and consolidating adjustments.
     In 2005, Comau’s activities continued to be adversely affected by a climate of uncertainty and by the financial difficulties experienced by most automotive manufacturers, all of which has tended to curb capital investments. In Europe, the situation remained uncertain, and new investments by automotive manufacturers focused on rationalization of existing plants with a view to increasing re-utilization, flexibility and capacity utilization. In the United States, local automotive manufacturers face strong competition from Japanese and Korean car producers, which have increased their volumes and market shares; the excess of productive capacity has been reflected in decreases in sales prices. In South America, increased economic and political stability in the sector’s main markets drove a slow recovery in investments by automotive manufacturers. By contrast, a number of countries in Asia and Eastern Europe have shown a sharp rise in investments, often through joint ventures between western car manufacturers and local partners.
     In 2005, the sector received €1,448 million in orders, a reduction of about 9% from 2004 on a comparable consolidation basis (the actual decline being equal to 19.7%). The sector acquired €1,210 million in new orders for contract work, a decrease of 17.3% from 2004 (or approximately 14% on a comparable consolidation basis). Overall in 2005, the sector acquired approximately 48% of its orders for contract work in Europe, 35% in the NAFTA region, and 17% from the Mercosur region (comprising Argentina, Brazil, Paraguay and Uruguay) and new markets (including 7% in China). Approximately 17%

of Comau’s orders for contract work during 2005 were from other Fiat Group companies (20% in 2004), with the significant majority coming from other automotive manufacturers.
     On a comparable consolidation basis’ orders for services activities increased by roughly 30%, (reaching €238 million) of which approximately 26% came from other Fiat companies. The unadjusted order figure shows a reduction of 30.2% that was reflected in the fact that the revenues of Comau’s service operations were about €223 million, a decline of 34.1% compared to €338 million in 2004. This reduction was largely due to the sale of the service activities in Europe related to Iveco’s, Magneti Marelli’s and CNH’s businesses, which was effective as of January 1, 2005. About 30% of the service revenues were from companies within the Group (52% in 2004) and approximately 70% from non-Group customers.
     Comau recorded revenues of €1,573 million in 2005, a decline of 8.1% from the €1,711 million recorded in 2004, largely reflecting the impact of the sale of its services activities noted above. On a comparable consolidation basis, net revenues increased by about 6% compared to 2004, largely due to the positive results of the sector’s service and body welding and assembly activities. In 2005, approximately 16% of the sector’s overall revenues came from sales to other Fiat Group companies, down from 25% in 2004, with sales to third parties and joint ventures representing approximately 84% of the sector’s revenues.
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
     At December 31, 2005, Comau’s activities were conducted through 29 manufacturing facilities, consisting of 12 in the United States, 3 in Italy, 2 in France, in the United Kingdom and in South Africa, and 1 in Germany, Spain, Romania, Poland, Argentina, Mexico, India and China.
     At December 31, 2005, the sector employed 12,725 workers, including 2,695 in Italy.
Services
     The sector, led by Business Solutions, provides integrated corporate services and business process outsourcing. In 2005, Business Solutions continued to pursue its strategy of offering enhanced management and coordination activities for Fiat Group companies.
     Business Solutions reported revenues of €752 million in 2005, a decrease of 23.0% from the €976 million recorded in 2004, mainly reflecting changes in the scope of consolidation, primarily the disposal of WorkNet. In 2005, sales to other Group companies accounted for approximately 56% of the sector’s total revenues, compared to approximately 41% in 2004. Business Solutions contributed 1.5% of our total 2005 net revenues, prior to eliminations and consolidating adjustments.
     Business Solutions operates in the four main areas of activity described below.
     Human Resources. Human Resources provides payroll management and other human resources services. In 2005, revenues were €72 million, of which approximately 73% were from customers within Fiat Group, compared to revenues of €261 million in 2004, when third-party customers accounted for approximately 77% of revenues. The significant change was due to the sale in February 2005 of

WorkNet, a temporary employment services company, and the sale in September of HRS, a company aimed at providing payroll services to third parties.
     Facility Management. The unit’s activities in 2005 were refocused mainly on facility management operations and maintenance activities carried out through Ingest Facility S.p.A.. Revenues in 2005 totaled €242 million, as compared to €264 million in 2004. Customers from outside the Fiat Group accounted for 45% of revenues in 2005, compared to approximately 55% in 2004.
     Administrative Services. This unit, through Fiat Gesco, provides management and back office services, mainly within the Fiat Group. The unit also includes SADI (customs services) and Risk Management S.p.A. (risk management of insurable risks). In 2005, revenues totaled €269 million (of which approximately 84% were generated by Fiat Group companies), compared to €288 million of revenues in 2004 (approximately 77% generated by Fiat Group companies).
     I.C.T. – Information and Communication Technology. This unit operated through subsidiaries including Global Value, a joint venture with IBM providing technology infrastructure management and software application development services. In June 2005, Business Solutions sold the 50% stake in Global Value it held to IBM and at the same time, it acquired from IBM some specific activities in Italy and Europe. In line with the sector’s restructuring strategy, an agreement with British Telecom for the sale of Atlanet, which provides the Fiat Group with communications services and telecommunication system in Italy, was for the most part finalized in the first quarter of 2006 (see “—Recent Developments” above). Atlanet recorded €147 million in revenues in 2005. The unit also operated e-Spin, a competence center operating particularly in the areas of online applications and business process management. The I.C.T unit as a whole recorded revenues of €194 million in 2005, of which approximately 42% were attributable to Fiat Group companies, as compared to €178 million in 2004, of which approximately 51% were attributable to non-Group companies.
     The services sector also includes Sestrieres S.p.A., which manages the lift facilities in the Via Lattea ski area and which generated revenues of €19 million in 2005. On June 29, 2006 the divesture of our stake in Sestrieres S.p.A. was completed.
     At December 31, 2005, Business Solutions employed 5,436 workers, of which 2,892 in Italy.
Publishing and Communications
     This sector’s operations consist principally of the publication and distribution of the Turin-based daily newspaper La Stampa, as well as the sale of advertising space in print, television and Internet media through Publikompass S.p.A. (“Publikompass”).
     Editrice La Stampa S.p.A. (“Editrice La Stampa”) reported an average daily circulation of 312,000 copies of La Stampa, a 8.0% decrease from 339,000 copies in 2004, reflecting lower newsstand sales and the fact that several joint marketing arrangements with other papers were discontinued during the year. Editrice La Stampa sharpened its strategic focus on “brand-stretching” measures, designed to increase newsstand sales of supplemental products by leveraging La Stampa’s nationally recognized brand name. Efforts to boost our newspaper readership base through distribution to students also continued.
     During 2005, the sector continued the process of investing in new printing presses, started in December 2004, which will allow it to produce a newspaper with up to 96 pages in full color and in a new, more compact size.

     As of October 3, 2005, Editrice La Stampa signed a Memorandum of Understanding with M-Dis S.p.A., a company operating in newspaper distribution industry in Italy, in order to create To-Dis S.r.l., following the spin-off of La Stampa’s distribution and circulation activity. Effective May 2006 To-Dis S.r.l. is owned by Editrice La Stampa (45%) and M-Dis S.p.A. (55%). To-Dis distributes all of Editrice La Stampa’s products as well as other products, already distributed by M-Dis.
     Revenues from the sales of newspapers and other publishing products totaled approximately €70 million in 2005, a decrease of €8 million as compared to 2004, due to a contraction of newsstand sales and “brand-stretching” measures oriented more to profit than volumes.
     The advertising market in Italy increased by approximately 2.8% in 2005. Newspaper advertising increased by 2.0% (or by 1.4%, if free newspapers are excluded) and periodicals advertising increased by 3.7%, due to new magazines. Publikompass revenues of €328 million decreased by 0.6% over 2004, reflecting the loss of Sky Italia as a client, the impact of which was only partially offset by new clients.
     In this context, the publishing and communications sector posted a 2.5% decrease in revenues in 2005 to €397 million, compared to the €407 million reported in 2004, or 0.8% of our total 2005 net revenues, prior to eliminations and consolidating adjustments.
     At December 31, 2005, the sector had two plants in Italy, and employed 846 workers.
Other Companies
     In addition to our operating sectors, we also have holding companies, service companies and other operations under our direct control. In 2005, these other companies contributed 1.0% of our net revenues, prior to eliminations and consolidating adjustments. At December 31, 2005, these companies employed 4,105 workers, including 3,581 in Italy.
     The most significant of our other companies included in these results are the CRF and Elasis, which occupy an important place in our strategies and development plans (see “—Research and Innovation” below).
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
     Our purchasing coordination activities are designed to optimize Group purchasing, develop and coordinate our global sourcing initiatives, develop new purchasing policies and methods and monitor purchasing activity at each of our sectors. These activities are organized into five main areas: direct materials (including commodities), indirect materials and services, low-cost sourcing, supplier quality and transport and logistics.

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
     We continued to operate in a difficult international environment in 2005, characterized by weak economic growth and intensified competition, exacerbated by stagnation in automotive markets and the appreciation of the euro. In Europe in particular, a prolonged period of low GDP growth has led to the progressive contraction of the car market. This, together with the strength of the European currency, has put further pressure on prices, and has created a situation in which European OEMs are unable to pass higher input costs on to the market. Despite these challenges, as discussed in more detail in Item 4. Information on the Company—Sectors —Fiat Auto” below, we were able to improve our operating performance, reflecting the positive impact of our new models on profit margins and the implementation of cost savings measures.
The Republic of Italy
     The Republic of Italy is composed of 20 regions covering an area of approximately 301,000 square kilometers on a peninsula in the middle of Southern Europe, with a population of approximately 57.5 million. The most important industrial and commercial activity is situated in the north-central part of Italy.
     Government
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
     The Italian government is currently led by a center-left coalition led by Romano Prodi (formerly head of the European Commission), which won a very slim majority in the Senate and a larger majority in the Chamber of Deputies in the April 2006 election. Notwithstanding the privatization of a considerable number of state industries and lower rates of inflation, Italy still lags behind most of its European partners, with a lower rate of economic growth than many of the other major European economies. The new government has announced a commitment to reduce Italy’s budget deficit so as to conform with guidelines set in the EU stability and growth pact.

     Foreign Relations
     In 1998, Italy qualified as a founding member of the third stage of the European Monetary Union on January 1, 1999, having met the convergence criteria set forth in the Maastricht Treaty with respect to the public sector deficit, inflation, interest rates and exchange rate stability. Italy is a founding member of the EU and the third stage of European Monetary Union, a member of NATO and a member of many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is also a member of the OECD, the International Monetary Fund, the International Bank for Reconstruction and Development, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Development Bank and the Inter-American Development Bank and a charter member of the World Trade Organization.
     Economy
     Overall, GDP in Italy was 0.1% in 2005 (compared to a growth of 1.0% in 2004 and 0.4% in each of 2003 and 2002), marking the fourth consecutive year of slow growth. At current prices, GDP reached approximately €1.42 trillion in 2005.
     The following table sets forth certain statistical information on the Italian economy for each of the years indicated:

	2005	2004	2003	2002	2001
GDP at current prices (in billions of euros)	€1,417.24	€1,351.33	€1,300.93	€1,260.60	€1,218.53
Real GDP growth	0.1%	1.0%	0.4%	0.4%	1.7%
Current account deficit (in billions of euros)	€5.79	€11.00	€16.88	€10.01	€0.74
Total employment (in thousands)	22,685	22,404	22,241	21,913	21,605
Harmonized consumer price index (% change)*	1.9%	2.2%	2.8%	2.6%	2.7%
Public administration deficit as a percentage of GDP	4.1%	3.0%	2.9%	2.6%	3.0%

*	Beginning in 2002, the “harmonized consumer price index” measure has been calculated in accordance with a Eurostat methodology which lessens sensitivity to transient changes in prices.
Sources: Istat, National Accounts, Banca d’Italia, Economic Bulletin and Statistical Bulletin, including revisions of data reported earlier.
     Fiat in Italy
     The size and international status of the Fiat Group have significant economic implications for the Italian economy. Our net revenues on a worldwide basis in 2005 were equivalent to approximately 3.3% of Italy’s GDP and our Italian employees represented approximately 1.5% of the Italian industrial work force.
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

     From an economic standpoint, 2005 was not a particularly impressive year for the EU. While GDP of the enlarged EU as a whole grew by a respectable 1.6%, the overall result masks very heterogeneous performances within the various member states. Growth was mostly concentrated in economies where private consumption benefited from a strong performance of the housing market (including Spain, the U.K. and Ireland) and in new member states, which benefited from their accession to the EU (although the relatively small sizes of their economies failed to raise the average EU growth rate in a significant way). Two of the biggest economies, Germany and Italy, showed only extremely modest growth, and growth in the EU as a whole was lower than in 2005, reflecting both a slowdown in external demand and high oil prices. The growth in GDP did not manage to significantly decrease the unemployment rate within the EU, which continues to hover around 9.0%. However, the high unemployment rate did help keep in check the inflationary pressures caused by high commodity prices.
United States
     In 2005, the US economy continued to expand at a strong pace, with GDP growing by 3.5% (down from 4.4% in 2004), primarily due to increased domestic demand despite high oil prices and interest rate increases. Wealth gains due to the booming housing market, fueled by the still relatively low level of interest rates, helped increase private consumption. These low interest rates, along with record profit growth also led to strong growth in business investment. By contrast, net exports continued to act as a drag on growth, as imports continued to expand at a faster pace than exports, despite the weaker dollar. As a result, the current account deficit widened sharply, reaching a new record high.
Emerging Markets
     Brazil is the most significant of the many emerging markets in which we operate.
     Real GDP growth in Brazil slowed to 2.3% in 2005 from 4.6% in 2004. The slowdown reflected corruption allegations against several government officials as well as efforts by the Central Bank to reach the inflation goal of 5.1% per year, which resulted in higher interest rates. However, following the economic downturn in November, the government started to reduce the basic interest rate in order to stimulate economic growth. As of December 31, 2005, the basic interest rate established by the Central Bank was 18.0% per year. Also in 2005, the Brazilian real appreciated 11.8% against the US dollar, notwithstanding this appreciation, Brazil had a commercial surplus of US$47.7 billion, its highest ever.
Environmental and Other Regulatory Matters
     Our manufacturing facilities are spread over numerous countries, and are therefore subject to the relevant laws and regulations designed to protect the environment, particularly with respect to plant solid and liquid waste and air emissions. In addition, the vehicles we manufacture must comply with extensive EU, national and local laws and regulations, including those which regulate vehicle safety, emissions and noise. Management believes that further reductions in the environmental impact of our manufacturing processes and products are of strategic importance if we are to increase our competitiveness and meet the statutory and social requirements that exist in the countries in which we have expanded.
     For many years, Fiat has recognized the sustainable development as a strategic priority in designing new products and new processes, as well as measures and decisions that may have direct or indirect effects on the environment. These principles are outlined in the Environmental Reports that the

Group has published yearly since 1993, a tradition carried through in the annual Sustainability Reports issued since 2004.
Environmental Policies
     The Fiat Group Code of Conduct sets out environmental policy guidelines that reflect those published in official documents since 1992. In this context, the Group companies and their production sites are responsible for the environmental impact of their products and manufacturing processes, making every effort to prevent harmful consequences.
     Our environmental policy is to be pursued and consolidated through the following fundamental guidelines:
•	Prevent pollution, with a preference for using environmentally friendly materials;

•	Conserve resources, using a Design for the Environment approach for all products and processes.

•	Minimize environmental impact, paying attention to each phase of the product and process life cycle; and

•	Reduce waste generation, sorting used materials so that they can be recovered, reused and recycled.
     A team-based approach ensures that environmental needs are built into every management decision.
     Environmental management goals are detailed in specific plans prepared by each Group sector, and kept up to date at all times. These environmental plans seek to achieve a balance between environmental and economic goals, and involve constructive cooperation between the Group and the relevant public authorities, with the hope that future benefits will bring broader advantages for the general public.
     In its manufacturing processes, the Group pursues ISO 14001 certification as a means of ensuring uniformity in organizational practices, procedures and methods for measuring parameters, by following the requirements mandated in internationally recognized standards.
Envirnomental Management System
     Fiat’s Environmental Management System (“EMS”) includes all the people, rules and actions designed to lessen the impact that corporate activities can have on the environment and contribute cost-effectively to achieving the goals set by management at each manufacturing site.
     The organization of regular internal and external audits is an integral part of the EMS applied at the Group’s manufacturing sites.
     These audits are aimed at verifying that working methods and practices comply with Group policies and with the mandatory and voluntary rules set forth in the Environmental Management Manual adopted by each site.
     The audit activities are carried out according to precise rules and are set with the following time schedule:

•	Annual audits. To ensure an impartial assessment, annual audits are carried out both by the site’s internal auditors, who have received special training in this area, as well as in ISO 9000 system requirements, and by Group auditors from outside the site.

•	Annual and triennial audits. External auditors from the relevant certification bodies carry out annual and triennial audits, which certify that the requirements indicated in the site manual are implemented in full.
     Together, these audits jointly ensure that EMS’ strengths and shortcomings can be promptly identified by comparing the results from at each site with the rules and targets established for it. As a result, immediate corrective actions may be taken to remedy any weaknesses in the system, in order to prevent environmental problems from occurring, and also to reformulate improvement targets to boost participation and achieve a higher level of cost effectiveness.
Training
     Supporting and developing the EMS requires that everyone working at the site involved, whether they are employees or outside contractors, be appropriately informed and trained in order to:
•	promote a general culture of prevention, ensuring that required procedures are put into actual practice; and

•	guarantee that programs, improvement measures, objectives and targets are widely understood, and thus can be achieved.
     To achieve all these targets, personnel at different stages participate in meetings tailored to their specific role in the plant organization:
•	management and upper-level supervisors formulate strategies, examine areas for action, and determine priorities.

•	base teams stimulate their leaders in order to ensure that conduct is consistent with working procedures and the associated activities.
     Together, these measures promote facility-wide understanding of all guidelines and the results that have been achieved. In 2005, 44,799 people participated in environmental training programs for a total of 156,351 hours.
     Management believes that we are in substantial compliance with regulatory requirements affecting our facilities and our products in the relevant markets and is continuously engaged in monitoring such requirements and adjusting affected operations. Our management believes that environmental regulatory requirements have not had a material adverse effect on our operations.
Research and Innovation
     In a competitive environment characterized by continuous and rapid change, research activities are a vital component of our strategy and expansion programs. Our commitment in this area is clearly demonstrated by the financial resources and the number of researchers and technicians involved.
     In 2005, a central “Research and Innovation” function was set up with the aim of:

•	overseeing multisectorial research and innovation, ensuring a uniform approach and cost containment;

•	optimizing and facilitating the transfer of results achieved within the Group and guaranteeing synergies between the Sectors in projects of common interest;

•	promoting opportunities for public funding in the Group;

•	protecting and enhancing intellectual property; and

•	promoting the Group’s high-tech image.
     The Research and Innovation function groups together the human and engineering resources already available at the CRF, Elasis and the corresponding development centers within a number of our sectors (Fiat Auto, CNH, Iveco, Magneti Marelli and Comau).
     Consistent with this approach, a multi-sector innovation team has been set up, which is composed of upper echelon engineering and marketing personnel from each sector.
     In 2005, the Group’s two research and development companies, the CRF and Elasis, intensified their interactions with the operating sectors so as to improve policy coordination. Rationalization skills and reaching an excellent level are targets to be reached by the improvement in policies coordination.
     In 2005, research and development expenses4 totaled approximately €1.6 billion, or approximately 3.5% of the net revenues of our industrial operations, a decrease from approximately €1.8 billion in 2004. The plan for the three-year period from 2006-2008 calls for research and development expenses for a total of approximately €5.9 billion. Overall, research and development activities involved approximately 13,200 people at 120 centers in Italy and abroad.
Centro Ricerche Fiat
     In 2005, the CRF concentrated its work in several fields and applications including: environment-friendly engines, innovative vehicle structures, electronic chassis control systems, onboard electronic systems, integrated transportation safety, environmental protection and advanced manufacturing methods. The Center’s headquarters in Orbassano, on the outskirts of Torino, has branches in Trento, Bari, Foggia and Catania, as well as an interest in the C.R.P. — Centro Ricerche Plast-optica — Plastics and Optics Research Center in Amaro (Udine), a joint venture between the CRF and Automotive Lighting and Agemont, whose work in the fields of optics and plastics is instrumental in developing better lighting systems.
     With a staff of approximately 890 employees, the CRF made significant progress during the year, with research and development output totaling 460 projects. Eighty new patent applications were filed, bringing the total number of patents held by the Center to over 1,400. A further 1,000 patents are currently pending. In addition, the CRF was awarded 115 projects in the EU’s Sixth Framework Programme, confirming its leading position in European research field.
     Of the many awards testifying to the high quality of the Center’s work, some of the most important included:

[4]	Including capitalized Research and Development costs and costs charged directly to operations during the fiscal year.

•	Special Prize for “Innovative Concepts for the Vehicle of the Future” which the jury awarded to the Center’s trail-blazing “Sportiva Latina” prototype at the 33rd Barcelona International Motor Show;

•	“Oscar Masi” 2005 award for new production technologies based on research by the CRF, which was given to Comau for the new AgiLaser laser welding system;

•	“International Engine of the Year” award for 2005 assigned to the 1.3-litre Multijet engine, currently in production at FPT plants and developed from CRF innovations and patents; and

•	“EuroCarBody Award” for 2005 – Recognition went to the outstanding work performed by the Fiat Auto and CRF project team in developing, planning and producing the chassis for the Grande Punto.

The major accomplishments of the CRF in 2005 are reviewed below:

•	Panda Natural Power. Fueled with compressed natural gas, this version of the Fiat Panda promises to be the new benchmark in sustainable urban mobility.

•	Fiat Panda Hydrogen. The Orbassano laboratories are continuing to develop fuel cell propulsion systems. The new Panda Hydrogen follows the Seicento Elettra H2 Fuel Cell and the Seicento Hydrogen. With the fuel cell engine neatly stowed away beneath the floor pan, the Panda Hydrogen retains all of the distinctive features of the New Panda’s occupant compartment, comfortably accommodating the driver and three passengers. At full power, the vehicle reaches a top speed of over 130 kph and can accelerate from 0 to 50 kph in 7 seconds, with grade driveaway capability of 23%. The hydrogen tank, with its total volume of 68 litres, gives the Panda Hydrogen a cruising range of over 200 kilometers in stop-and-go city traffic. Refueling, moreover, takes less than five minutes: much the same as a natural gas-powered car.

•	Infonebbia Fog Warning System – Experimental Torino-Caselle Airport link. During the Olympic Winter Games in 2006, the Infonebbia Fog Warning System test site on the Torino-Caselle motorway was put into service. The site is integrated with the Torino 2006 Traffic Operative Center mobility and emergency management system.

•	Motor vehicle safety. Safety, both of vehicle occupants and vulnerable road users such as pedestrians, benefits from the product improvements achieved through the use of numerical/experimental design and testing techniques that focus on crashworthy vehicle structures as well as airbags, seat belts, occupant compartment interiors and pedestrian protection systems.

•	Lightweight materials for commercial vehicles. The CRF assisted Iveco in developing new ways to increase the competitiveness of the Daily line. The goal for 2005 – reducing vehicle weight without penalizing costs and investments – was reached through the use of high strength steels and flexible manufacturing technologies such as hydroforming and profiling.

•	High performance thin seat structure. The CRF developed a new front seat structure for subcompact cars featuring a low-bulk seatback and cushion. With this structure, seatback and cushion padding are approximately 50% thinner than conventional seats, while continuing to provide excellent performance in terms of postural comfort and active and passive safety.

•	Spark ignition Multiair engine. The work of the CRF on optimizing the performance of the original UNIAIR electronic valve control technology in terms of feasibility and costs has made it possible to extend this system’s applications to include medium-small engines, thus cutting their CO2 emissions. The preproduction version of the Fire MULTIAIR engine has been successfully tested, demonstrating its low consumption and high performance. In addition, the UNIAIR system turned out to be fully compatible with turbocharging technologies.
Elasis
     Elasis is a highly specialized research center whose work addresses technological innovation, complete vehicle development, mobility, the environmental impact from vehicles, and traffic safety. It has a staff of over 800 employees at its two sites in Pomigliano and Lecce, both located in Southern Italy. Its sophisticated computer-aided design tools and advanced physical and virtual testing equipment are based on an ability to develop and manage information systems that put Elasis in the front ranks of the world’s research and development centers.
     In 2005, Elasis continued to pursue its strategic goals of forging new links in the research/innovation system’s value chain and of promoting local development by (i) working together with universities, private institutions and consortia in basic research and training; (ii) continuing to focus on issues related to mobility and its environmental impact; and (iii) cooperating with employers’ associations and chambers of commerce in Southern Italy to help the area’s small and medium enterprises make the most of their skills.
     Significant achievements were made in the following areas:
•	Biomechanics. The Elasis Biomechanics Center developed simulation methods for the crash tests called for by international regulatory requirements and rating systems. As a consequence, the range of experimental tests that can be simulated has been expanded, and simulations represent the more accurately complex physical phenomena that can take place during impact. The testing and statistical analysis methods were applied during the development of all new Fiat Auto models, and contributed significantly to the achievement of 5-star Euro NCAP ratings for Fiat Croma, Grande Punto, and Alfa 159;

•	225 Minicargo development project. As a part of the joint venture between Fiat Auto and PSA Group, Elasis is working together with Tofas to develop the body shell, trim, and closure panels for this new vehicle. Particular attention is devoted to optimizing weight and standardizing components by applying innovative robust design methods and an integrated system of product archetypes based on Knowledge Based Engineering (KBE) technology;

•	New product planning. During 2005, Elasis worked with Fiat Auto to set out the requirements for the C-segment models envisaged by the product plan, and with Ferrari in developing the architecture of the new 8-cylinder front-engine roadster, which will be the forerunner of the Ferrari’s future 12-cylinder offerings;

•	Fast Dynamics Prototype. The Fast Dynamics Prototype – known by its Italian acronym PDR – was developed in order to boost the actuation speed of vehicle dynamics systems. This prototype will serve as the foundation for further work on developing technologies capable of coping with the most extreme conditions; and

•	FIRE engine evolution. In 2005, Elasis continued its development and product engineering work on 8 and 16-valve spark ignition engines in the FIRE series with displacements ranging from 1.1 to 1.4 liters. In particular, the first engine in the new FIRE family was developed and put into production: a 1.4-liter unit with variable valve timing which will be installed on the Grande Punto, Idea, Doblò, Palio and Siena, all of which meet Euro 4 emission requirements.
     In the area of education and prevention, Elasis and Italy’s Federal Police (Polizia di Stato) jointly developed the ICARO project, which aims at promoting a culture of traffic safety through a presentation that will tour a number of Italian cities.
     The following table summarizes our research and development expenses* during 2005 and 2004 by sector:

	2005	2004
	(in million of euros)
Fiat Auto	665	952
Maserati	57	72
Ferrari	86	75
Fiat Powertrain Technologies	2	—
Agricultural & Construction Equipment (CNH)	234	221
Trucks and commercial vehicles (Iveco)	277	243
Components (Magneti Marelli)	197	193
Metallurgical Products (Teskid)	5	4
Production Systems (Comau)	20	17
Services (Business Solutions)	—	—
Publishing and Communications (Itedi)	—	—
Other Companies	15	14

TOTAL	1,558	1,791

*	Including capitalized Research and Development costs and costs charged directly to operations during the fiscal year
Description of Property
     At December 31, 2005, we owned 189 manufacturing facilities, of which 56 were located in Italy. Our remaining facilities are located principally in the United States, France, Brazil, the United Kingdom, Spain, Poland and Germany. For further information with respect to the types and locations of our manufacturing facilities, see “—Sectors” above. We also own other significant properties, mainly in Italy, including spare parts centers, research laboratories, test tracks, warehouses and office buildings.
     A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. This indebtedness equaled approximately €195 million at December 31, 2005, as compared to €139 million at the end of 2004.
     Management believes that our manufacturing facilities and other significant properties are in good condition and that they are adequate to meet our needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     Our worldwide net revenues increased by 2.0%, from €45,637 million in 2004 to €46,544 million in 2005. All of our industrial business areas posted improved revenues, except for a slight decrease at Fiat Auto, where revenues decreased by 0.8% as a recovery in car sales volumes in the fourth quarter was insufficient to offset the trend of the first nine months of 2005, when sales slowed down ahead of the launch of new models. Group trading profit for 2005 was €1,000 million, as compared to €50 million in 2004, with the sharply improved result reflecting a €541 million reduction in trading losses at Fiat Auto and the positive trading results of all our other industrial sectors. In 2005, we recorded operating income of €2,215 million, as compared to an operating loss of €585 million in 2004. The turnaround reflects the improvement in trading profit and, more significantly, the gains realized on the settlement with General Motors (€1.1 billion), and the sale of our stake in Italenergia Bis to EDF (€878 million). Income before taxes was €2,264 million, as compared a loss of €1,629 million in 2004. We recorded a positive Group interest in net result of €1,331 million for 2005, as compared to a negative €1,634 million in 2004. The dramatic improvement in our net result was primarily attributable to the increase in operating income, as well as the €858 million in unusual financial income we recorded in connection with the banks’ conversion into equity of the Mandatory Convertible Facility and a decrease in our net financial expenses. We analyze each of these items in more detail below.
     We believe that 2005 marked a turning point for the Fiat Group, as we completed our transformation into an industrial group focused on automotive activities after achieving successful resolutions of a number of key strategic and financial issues. We concluded the dispute with GM through our receipt of a €1,560 million settlement. Then, the Italenergia Bis transaction resulted in a €1.8 billion reduction in our net industrial debt. Finally, conversion of the Mandatory Convertible Facility resulted in a further reduction of €3 billion in the Group’s debt and a significant improvement in our capital structure. See “—Liquidity and Capital Resources” below for more information on each of these transactions.
Changes in the Scope of Consolidation
     Transactions that resulted in a change in the scope of consolidation during 2005 include those described below. None of these transactions had a significant impact on the comparability of our consolidated IFRS results for 2005 and 2004. Accordingly, their effects are described below as appropriate in the context of the discussions of our individual business areas and sectors. See also the Notes to the Consolidated Financial Statements included in Item 18.
•	In December 2004, Business Solutions agreed to sell 65% of the temporary employment agency WorkNet to Generale Industrielle. The transaction closed in the first quarter of 2005.

•	In the first quarter of 2005, Magneti Marelli increased its stake in Mako from 43% to 94%, thereby acquiring control of this Turkish automotive supply company from Koc Holding. Mako, previously accounted for using the equity method, has been fully consolidated on a line-by-line basis.

•	In May 2005, following termination of the Master Agreement with General Motors, we reacquired the powertrain operations that Fiat Auto had previously transferred to the Fiat-GM Powertrain joint venture (other than certain Polish operations that continue to be jointly managed with General Motors). These operations are now managed by our new FPT sector, which as a consequence has generated results starting from May 1, 2005, when we acquired these assets.

•	On June 1, 2005, Iveco sold to Barclays 51% of a newly created subsidiary, Iveco Finance Holdings Ltd., to which Iveco had contributed the bulk of its financial services. The joint venture, in which Iveco retains a 49% interest, provides commercial vehicle financing and leasing services activities to Iveco customers in France, Germany, Italy, Switzerland and the United Kingdom. See “Item 4. Information on the Company—Sectors— Trucks and Commercial Vehicles” for additional information on this transaction.

•	In addition, in April 2005, ownership of Maserati was transferred from Ferrari to Fiat Partecipazioni S.p.A., a subsidiary of Fiat S.p.A. The new entity, comprising the group of companies producing and selling Maserati cars, became operational on April 1, 2005. As a consequence, we now present the results of Maserati, which had previously been included in the Ferrari sector, on a standalone basis as a separate sector within our Automobiles business area. In order to present the data for 2004 and 2005 in the analysis below on a comparable basis, we have reclassified the results of the Maserati business for periods prior to April 1, 2005 to separate them from those of the former Ferrari-Maserati sector.
Critical Accounting Policies
     The Consolidated Financial Statements included in Item 18 have been prepared in accordance with IFRS; a summary of the significant differences between IFRS and US GAAP and their effect on consolidated net income and stockholders’ equity is provided in Note 38 to the Consolidated Financial Statements included in Item 18. You should also refer to the section entitled “US GAAP Reconciliation” in the analysis below. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Fiat believes that its most critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, are as follows:
     Allowance for Doubtful Accounts
     The allowance for doubtful accounts reflects our estimate of losses inherent in our wholesale and retail credit portfolio. We have reserved for the expected credit losses based on past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Management believes that these reserves are adequate. Different assumptions or changes in economic circumstances could, however, result in changes to the allowance for doubtful accounts.
     Recoverability of Non-Current Assets (Including Goodwill)
     Non-current assets include property, plant and equipment, investment property, intangible assets (including goodwill), investments and other financial assets. As discussed in “Significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18, we review the carrying value of our non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. We perform this review using estimates of future cash flows from the use or disposal of the asset. If the carrying amount of a non-current asset is considered impaired, we record an impairment charge for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to our most recent corporate plans. Management believes that the estimates of these recoverable amounts are reasonable; however, estimates of future cash flows may differ from actual cash flows due to many factors, and changes in such estimates would impact the amount of the impairment charges recorded.
     Residual Values of Vehicles and Equipment Leased Out under Operating Lease Arrangements or Sold with a Buy-Back Commitment
     We report vehicles and equipment rented or leased to customers under operating leases as tangible assets. In addition, “sales” of new vehicles made with a buy-back commitment that requires us to repurchase the vehicle in certain circumstances on specified terms are not recognized as sales at the time of delivery but are accounted for as operating leases if it is probable that the vehicle will be bought back. We recognize income from such operating leases over the term of the lease. The depreciation expense for vehicles subject to operating leases is recognized on a straight-line basis over the term of the lease in amounts necessary to reduce the cost of the vehicle to its estimated residual value at the end of the lease term. The estimated residual value of the leased vehicles and equipment is calculated at the lease inception date on the basis of published industry information and historical experience.
     The total value of assets rented or leased to customers under operating leases, excluding vehicles sold with a buy-back commitment and net of accumulated depreciation, was €1,254 million at December 31, 2005 (€740 million at December 31, 2004), and the net carrying amount of vehicles sold with a buy-back commitment was €1,924 million at December 31, 2005 (€1,877 million at December 31, 2004). Realization of the residual values is dependent on our future ability to market the vehicles and equipment under the then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of vehicles and equipment on operating leases. Management believes that its current estimates in such regard are reasonable, although changes in the underlying residual values or other external factors impacting our future ability to market these assets under then-prevailing market conditions may impact the realization of currently-estimated residual values.
     Sales Allowances
     We record the estimated impact of sales allowances provided in the form of dealer and/or customer incentives as a reduction of revenues at the time we have created a constructive obligation to provide certain forms of incentives to dealers or the time of sale to the dealer, whichever is later. A number of different types of incentives may be available at any particular time. The determination of the amounts we record in respect of sales allowances requires management to make estimates based on a number of different factors. Management believes that the amounts recorded are adequate, although the amounts actually paid in respect of sales allowances could differ from the original estimates, with a resultant impact on our results.
     Product Warranties
     We make provisions for estimated expenses related to product warranties at the time products are sold. We establish these estimates based on historical information on the nature,

frequency and average cost of warranty claims. We seek to improve vehicle quality and minimize warranty claims, but we have also extended contractual warranty periods for certain classes of vehicles. Management believes that the warranty reserve is adequate; however, actual claims could differ from the original estimates and therefore necessitate an adjustment to the warranty reserve.
     Pension and Other Post-Retirement Benefits
     Our companies sponsor pension and other post-retirement benefits in various countries. In the US, the United Kingdom, Germany and Italy, we have major defined benefit plans. We consider several statistical and judgmental factors to attempt to anticipate future events for the calculation of the expense and liability related to these plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, each determined by us within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates in making relevant estimates. Management believes that the estimates it is currently using are reasonable; however, the actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in the actual costs of health care. Any such differences may have a significant impact on the amount of pension and other post-retirement benefit expenses we record.
     Realization of Deferred Tax Assets arising from Tax Loss Carryforwards
     As of December 31, 2005, we had gross deferred tax assets arising from tax loss carry-forwards of €5,011 million and valuation allowances against these assets of €4,046 million. The corresponding totals as of year-end 2004 were €4,591 million and €3,383 million, respectively. We have recorded these valuation allowances to reduce our deferred tax assets to the amount that we believe it is probable will be recovered. While we have considered future taxable income and used ongoing prudent tax planning strategies in assessing the need for valuation allowances, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.
     Contingent Liabilities
     We are the subject of pending legal and administrative proceedings covering a range of matters in a number of different jurisdictions, including some matters pertaining to tax issues. Due to the uncertainty inherent in such matters, it is difficult to predict their final outcome. The cases and claims against us often raise difficult and complex factual and legal issues, which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the relevant jurisdiction and the differences in applicable law. In the normal course of business, we consult with legal counsel and certain other experts on such matters. We accrue a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible (but not remote) or an estimate is not determinable, no liability is accrued, but we are required to provide certain disclosures in our financial statements.

Transition to International Financial Reporting Standards
     Following the coming into force of European Regulation No. 1606 dated July 19, 2002, we and other EU companies whose securities are traded on regulated markets in the EU were required to adopt IFRS (known as international accounting standards, or IAS, until May 2002) in the preparation of our 2005 consolidated financial statements. Standards introduced prior to the renaming of IAS as IFRS are still referred to as IAS; we refer to the combined body of IAS and IFRS standards as IFRS.
     We published our first IFRS consolidated results in our report for the quarter ended March 31, 2005, which included prior-year comparison data recalculated in accordance with IFRS. This quarterly report also included a recalculation under IFRS of our results, including consolidated balance sheets as of January 1 and December 31, 2004, and a consolidated income statement for the year ended December 31, 2004. We prepared these results for comparative purposes in accordance with IFRS 1 – First-time Adoption of IFRS, based on the IFRS applicable from January 1, 2005, as published as of December 31, 2004, as retrospectively applied. See Note 39 to the Consolidated Financial Statements included in Item 18 which includes the restated IFRS financial data referenced above, as well as a reconciliation to IFRS of our Italian GAAP financial information as at January 1, 2004, and December 31, 2004.
     As recalculated in accordance with IFRS, our stockholders’ equity (including minority interest) at December 31, 2004, was €4,928 million, compared to the €5,757 million we reported at that date under Italian GAAP; our total assets at December 31, 2004, as recalculated in accordance with IFRS, were €62,522 million, as compared to the €47,598 million we reported at that date under Italian GAAP. Our net loss for the year ended December 31, 2004 as restated under IFRS was €1,579 million, compared to the net loss of €1,548 million we reported for the same period under Italian GAAP.
Results of Operations*
     The following discussion is based on financial information prepared in conformity with the accounting principles discussed in “Form and content of the consolidated financial statements” and “Principles of consolidation and significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18, which have been prepared in accordance with IFRS. These principles differ in certain respects from US GAAP. The effects of such differences on consolidated net income and stockholders’ equity, as well as other disclosures required by US GAAP, are included in Note 38 to the Consolidated Financial Statements included in Item 18. See also Item 3. “Key Information—Selected Financial Data” and “—Changes in the Scope of Consolidation” above.

*	Unless otherwise indicated, all references to net revenues and trading profit (loss) for the individual sectors in this section are based on these measures prior to eliminations for intra-Group transactions. Aggregate net revenues for the Automobiles business area are after intra-area eliminations; there are no significant intra-area eliminations for any other business area or line item.

2005 Compared with 2004
     The following table summarizes the principal line items from our consolidated IFRS income statement for the years presented:

	Year ended 31 December,
	2005	2004
	(in millions of euros)
Net revenues	46,544	45,637
Trading profit	1,000	50
Gains (losses) on the disposal of investments	905	150
Restructuring costs	502	542
Other unusual income (expenses)	812	(243)
Operating result	2,215	(585)
Financial income (expenses)	(843)	(1,179)
Unusual financial income	858	—
Result from investments (1)	34	135
Result before taxes	2,264	(1,629)
Income taxes	844	(50)
Net result before minority interest	1,420	(1,579)
Minority interest	89	55
Group interest in net result	1,331	(1,634)

(1)	This item includes investment income, as well as writedowns of and upward adjustments to equity investments in non-group entities accounted for using the equity method.
Net Revenues
     Our worldwide net revenues totaled €46,544 million in 2005, a 2.0% increase, as compared to the €45,637 million recorded in 2004. Increases in revenues for nearly all of our industrial sectors were only partially offset by declines at Fiat Auto, Comau and our other businesses (Business Solutions, Itedi, and our holding and other companies).
     For the Automobiles business area, aggregate net revenues after intra-area eliminations increased by 2.5% to €21,729 million in 2005, from €21,207 million in 2004. Higher revenues at Maserati and Ferrari, together with the revenues generated by FPT following its formation on May 1, 2005, more than offset a 0.8% decline in revenues at Fiat Auto. The slight decrease in revenues at Fiat Auto primarily reflected a 3.9% decrease in unit sales that was mainly concentrated in the first nine months of the year, as discussed in more detail in the discussion of Fiat Auto below. Eliminations for intra-area transactions were €1,592 million and €72 million in 2005 and 2004 respectively; with the significant increase reflecting the creation of FPT in May 2005, which provides the powertrains for nearly all of the vehicles produced by Fiat Auto.
     CNH recorded net revenues of €10,212 million in 2005, an increase of 2.3%, compared with €9,983 million in 2004, as the impact of higher sales of construction equipment in the Americas and the rest of the world, as well as higher prices, were partially offset by decrease in sales of agricultural equipment in the sector’s main markets. Net revenues at Iveco increased 4.9% to €9,489 million from €9,047 million in the prior year, primarily reflecting higher unit sales.

     In the Components and Production Systems business area, aggregate net revenues increased by 3.5%, from €6,416 million in 2004 to €6,642 million in 2005, reflecting higher revenues at Magneti Marelli and Teksid that were only partially offset by lower revenues at Comau. Aggregate net revenues in our other business area declined 19.2% to €1,618 million in 2005 from €2,003 million in 2004, due to a decline in revenue at Business Solutions, Itedi and our other businesses.
Trading Profit
     In 2005, we recorded a trading profit of €1,000 million, a very significant increase from the €50 million recorded in 2004. The increase reflected a €669 million reduction in the trading loss of the Automobiles business area (of which €541 million related to Fiat Auto), as well as higher trading profits at CNH, Iveco and the Components and Production Systems business area, which were offset only in part by a higher trading loss at our other businesses.
     The net revenues and trading profit (loss) recorded by each of our sectors prior to eliminations are summarized in the table “Operating Results by Sector” in Item 4 and analyzed in the more detailed sector-by-sector discussion appearing below.
Net Gain on the disposal of investments
     Net gain on the disposal of investments was €905 million in 2005, more than six times higher than the €150 million net gain on such sales recorded in 2004. The principal items contributing to this were the €878 million gain on the sale of our interest in Italenergia Bis, as well as a €23 million gain on the sale of Palazzo Grassi S.p.A., which owned the historic Palazzo Grassi in Venice. In 2004, the €150 million net gain on such sales included a gain of €81 million on the sale of Fiat Engineering, a gain of €32 million on the sale of Edison shares and warrants, and a gain of €31 million on the sale of the Midas automotive repair and maintenance service business.
Restructuring Costs
     Our restructuring costs in 2005 amounted to €502 million, a reduction of 7.4% from 2004, and primarily comprised:
•	€162 million in restructuring costs at Fiat Auto related to the “rightsizing” of the sector’s central business governance structures and those of certain companies outside Italy, as well as the restructuring of the former Fiat-GM Powertrain activities following the unwinding of those joint ventures in May;

•	€103 million at Iveco, mainly for reorganization activities, particularly with regard to staff structures;

•	€87 million at CNH, primarily attributable to the ongoing reorganization of activities and the restructuring process underway at certain production plants;

•	restructuring costs of €46 million, €33 million and €22 million at Comau, Magneti Marelli and Business Solutions, respectively;
     In 2004, our restructuring costs totaled €542 million, and were primarily concentrated at Fiat Auto (€355 million), CNH (€68 million), Magneti Marelli (€48 million) and Iveco (€24 million).

Other Unusual Income (Expenses)
     We recorded €812 million of unusual income in 2005, as compared to unusual expenses of €243 million in 2004, with the positive result reflecting the €1,134 million gain (net of related costs) arising from GM’s payments to us in connection with the termination of the Master Agreement, as well as a €117 million gain realized on our final sale of certain real estate assets that had been securitized in 1998. These gains were partially offset by other unusual expenses, primarily comprising €187 million in expenses relating to the process of reorganization and streamlining of relationships with the Group’s suppliers (which was launched in 2004) and with Fiat Auto dealers, €141 million in expenses at Fiat Auto associated with product platform rationalization and the reallocation of production activities, and €71 million in indemnity claims paid in connection with the unwinding of our Global Value joint venture with IBM, as well as €30 million in charges related to businesses we had disposed of in prior years.
Operating Result
     In 2005, we recorded operating income of €2,215 million, as compared with an operating loss of €585 million in 2004. The very significant improvement in our operating results reflected the notable positive change in other unusual income (expenses) described below, as well as the €950 million increase in trading profit, a €755 million increase in net gains on the disposal investments, and a reduction of approximately €40 million in our restructuring costs described above.
Financial Income (Expenses)
     Our net financial expenses totaled €843 million in 2005, a 28.5% decrease from the €1,179 million recorded in 2004. The 2004 result included approximately €150 million in net financial expenses recorded on the unwinding of an equity swap on General Motors shares (see “—Off Balance Sheet Arrangements” below for additional information on this transaction) and approximately €100 million in write downs of financial receivables. The overall reduction in our net financial expenses net of these two items reflected the lower net debt of the Group’s industrial companies and greater efficiency in our funding operations, despite a general increase in market interest rates, particularly on dollar-denominated borrowings. Net financial expenses also include interest costs on pension and other post-employment benefits to employees, which amounted to €146 million in 2005, compared to €127 million in 2004.
Unusual Financial Income
     We also separately recorded “unusual financial income” of €858 million in 2005 in connection with the capital increase resulting from the conversion of the Mandatory Convertible Facility, reflecting the excess of the aggregate €3 billion subscription price for the shares acquired by the lending banks and the actual stock market price of those shares on the subscription date. We had no unusual financial income or expenses in 2004.
Income Taxes
     The net income tax effect on our statement of operations for 2005 was a charge of €844 million (compared with a tax benefit of €50 million in 2004), including €425 million in deferred taxes, €277 million of which was attributable to a reversal of deferred tax assets related to the gain recorded in connection with the termination of the Master Agreement with GM. The remaining deferred tax charges, as well as €184 million in current tax charges recorded during 2005, principally related to income at the Group’s subsidiaries outside of Italy. In addition, €119 million was attributable to income taxes for prior years (compared to none in 2004). IRAP, the regional tax on production activities in Italy, totaled €116 million in 2005, compared to €122 million in 2004.
Net Result
     As a result of the factors described above, we recorded a positive net result before minority interest of €1,420 million in 2005, compared to a negative €1,579 million in 2004. Group interest in net result was positive for €1,331 million in 2005, compared to negative €1,634 million in 2004.
Earnings per Share
     Earnings per share (ordinary, preference and savings) was equal to net income per share of €1.250 in 2005, as compared with a net loss per share of €1.699 in 2004. Our earnings per share for 2005 reflected the issuance of 291,828,718 new ordinary shares to the lending banks in September 2005 in connection with the conversion of the Mandatory Convertible Facility. In accordance with IAS 33, the dilutive effects of the Mandatory Convertible Facility have not been included in the determination of earnings per share in 2004, as there was a net loss for the period.
Automobiles Business Area
     As noted above, aggregate net revenues after intra-area eliminations for the Automobiles business area increased by 2.5% to €21,729 million in 2005, from €21,207 million in 2004. Higher revenues at Maserati (+30.3%) and Ferrari (+9.7%), together with the €1,966 million in revenues generated by FPT following its creation on May 1, 2005, more than offset a 0.8% decline in revenues at Fiat Auto. Eliminations for intra-area transactions were €1,592 million and €72 million in 2005 and 2004 respectively; with the significant increase reflecting the creation of FPT, which provides the powertrains for nearly all of the vehicles produced by Fiat. The Automobiles business area reduced its trading loss by 78.5% or €669 million, from €852 million in 2004 to €183 million in 2005. Fiat Auto and Maserati each reduced their trading losses sharply, while Ferrari increased its trading profit and FPT reported positive trading profit in its first eight months of operations.
     The results of each of the business area’s sectors are analyzed in more detail below.
     Fiat Auto. Fiat Auto’s total revenues in 2005 were €19,533 million, a slight decrease of 0.8% from €19,695 million in 2004. The decrease was due to lower sales volumes, particularly in the first nine months of the year, the impact of which was only partially offset by an improved product mix and positive exchange rate effects. The sector’s performance varied over the course of 2005, as sales in the first half of the year were impacted by reduced sales of existing models in anticipation of the expected launch of new models, intense competitive pressure, and Fiat Auto’s focus on more profitable sales channels. The commercial launch of the Fiat Croma in May, and the Fiat Grande Punto and Alfa 159 in September and October, respectively, reversed the trend, as unit sales rose in the fourth quarter of the year. These launches, followed by the presentation of the Alfa Brera, Fiat Panda Cross, and Lancia Ypsilon Momo Design models in the fourth quarter, allowed Fiat Auto to reverse the sales decline.
     Fiat Auto’s global deliveries to the dealer network, importers and other large direct customers during 2005 totaled approximately 1,697,300 vehicles, a decrease of 3.9% from 1,766,000 units in 2004. In Western Europe, Fiat Auto delivered 1,100,000 vehicles in 2005, a decrease of 7.8% from 2004, with the rate of decline leveling off in the fourth quarter due to the positive contribution of new models. New registrations in the Western European automobile market as a whole remained essentially unchanged, decreasing by only 0.2% from 2004 industry totals. In Italy, the sector’s deliveries declined by 2.4% to 687,700 units, as new registrations in the Italian market as a whole declined by 1.3%. Fiat Auto’s deliveries in the sector’s other principal European markets declined by 15.8% in Germany, 38.5% in the United Kingdom and 3.0% in Spain, with an increase posted only in France (+8.3%). Trends in new registrations in these markets were mixed, with a decline of approximately 5% in the United Kingdom and slight gains in France (+2.6%), Germany (+1.6%) and Spain (+0.9%). Fiat Auto’s share of the Italian automobile market held steady at 28.0%, while its market share in Western Europe as a whole declined to 6.5% from 7.2% in 2004.
     In Poland, Fiat Auto sold a total of 33,800 vehicles in 2005, or 44.3% fewer than in 2004, with the decrease being mostly attributable to weak demand as new registrations in the Polish market fell by 26.5%. Fiat Auto’s automobile market share in Poland declined by 6.4 percentage points to 10.7%. In Brazil, where new automobile registrations increased by 9.1% in 2005, the sector sold a total of approximately 404,300 vehicles, a 12.9% increase from 2004, primarily as a result of a recovery of demand in the local market and the introduction of the flex (alcohol and gasoline bi-fuel) versions of Palio and Mille models in the country. Thanks to these gains, Fiat Auto’s share of the Brazilian automobile market increased by 0.9 percentage points to 24.4%. In Argentina, where the economy continued to recover from the deep crisis of 2002, the automobile market expanded by 35.6%. Fiat Auto increased its market share in Argentina to 12.4% in 2005, up 0.6 percentage points from 2004.
     Fiat Auto delivered 285,200 light commercial vehicles in 2005, an increase of 5.1% from 2004, and maintained its market share in Western Europe largely unchanged at 10.4% (down 0.2 percentage points from 2004).
     In 2005, Fiat Auto’s financial services subsidiaries provided €9,810 million in financing to the distribution network, 11.5% less than in 2004. The reduction in business volume reflected the decrease in unit sales in a number of European countries, a policy designed to reduce and selectively control dealer inventories and the sale of the sector’s retail financing activities in the United Kingdom in the fourth quarter of 2004. In Brazil, on the contrary, Fiat Auto’s lending activity mirrored the positive sales performance in the local market. The sector’s financial activities provided €3,670 million in financing to suppliers, or 42.1% less than in 2004. The sector’s financing and mobility services activities had revenues of €619 million in 2005, with the decrease of 16.7% from €743 million in 2004 reflecting the reduction in financing to suppliers as well as the divestiture in the United Kingdom.
     Fiat Auto strengthened its position in the rental and corporate fleet business in Italy by acquiring Enel’s share of Leasys, which rents and manages corporate car fleets, at the end of 2005. Savarent continued to function as a captive company that operates through the Fiat Auto dealer network, serving mainly individuals and small and medium-size businesses. The sector’s rental fleet rose to 144,500 vehicles at the end of 2005, or about 3% more than the previous year.
     Fiat Auto narrowed its trading loss by 65.8%, recording a trading loss of €281 million in 2005, as compared to €822 million in 2004. The sharp decline in the sector’s trading loss was primarily attributable to a more profitable sales mix and very sharp reductions in governance costs, as well as a reduction in production costs reflecting purchasing efficiencies and a strong focus on more profitable sales channels, which together more than offset the impact of the declines in revenues and unit sales. Fiat Auto’s 2005 trading loss was equal to -1.4% of its net revenues, exceeding both the target of approximately -1.5% set by management and the approximately -4% recorded in 2004.
     Maserati. Maserati recorded revenues of €533 million in 2005, an increase of 30.3% from €409 million recorded by the same operations in 2004 (when they were part of the Ferarri-Maserati sector). The increase reflected strong sales of the Quattroporte and the special MC 12 , a road version of the MC 12 Competizione race car that won the 2005 FIA GT championship. Maserati’s sales to dealer network were 5,568 units in 2005, an increase of 16.9% from the prior year. The sector recorded a trading loss of €85 million in 2005, compared to a loss of €168 million in 2004. The 2004 result had included €46 million in fixed asset write-downs, while the sector’s higher sales volumes and improved product mix in 2005 contributed to the reduction in its trading loss.
     Ferrari. Ferrari recorded revenues of €1,289 million in 2005, a 9.7% increase from €1,175 million recorded by the same operations in 2004 (when they were part of the Ferarri-Maserati sector). The increase was largely attributable to the positive performance of the F430 and 612 Scaglietti, while revenues were also boosted by sales of the limited edition Superamerica and FXX. The sector recorded €157 million in trading profit, an increase of 13.8% from €138 million in 2004. The improvement reflected higher sales volumes and efficiency gains, which were partially offset by the negative impact of exchange rates.
     Fiat Powertrain Technologies. Formed in May 2005 following the termination of the Master Agreement with GM, the new sector recorded revenues of €1,966 million during the last eight months of the year, most of which were attributable to sales to Fiat Auto, as sales to third parties accounted for approximately 23% of its total revenues. FPT recorded a trading profit of €26 million between May and December 2005.
CNH (Agricultural and Construction Equipment Business Area)
     CNH recorded IFRS net revenues of €10,212 million, an increase of 2.3% from the €9,983 million recorded in 2004. The improvement reflected higher revenues at the sector’s financial services operations and the positive impact of exchange rates, as well as higher sales of construction equipment and improved prices, all of which more than offset the impact of declines in the sector’s sales of agricultural equipment.
     The following table sets forth CNH’s net revenues from sales of agricultural and construction equipment, as reported by CNH, for the periods indicated in both US dollars and euros.

Net Revenues from Sales of Equipment	2005	2004
	(in millions of euros)
Agricultural Equipment	6,304	6,431
Construction Equipment	3,186	2,850

TOTAL	9,490	9,281

	(in millions of dollars)

Agricultural Equipment	7,843	8,000
Construction Equipment	3,963	3,545

TOTAL	11,806	11,545
     CNH’s net revenues from sales of equipment increased by 2.3% to €9,490 million, from €9,281 million in 2004. In US dollar terms, net revenues from sales of equipment increased by $261 million, or approximately 2.3%, primarily due to variations in exchange rates for currencies other than the euro. When calculated so as to exclude the impact of exchange rates, net sales of construction equipment increased by roughly 11% while those of agricultural equipment decreased by about 6%.
     Overall world market demand for major agricultural equipment product lines (as measured by new registrations) was approximately 4% higher in 2005 than in 2004, reflecting a worldwide increase in demand for tractors (+5%) and a decline for combines (-16%). Market demand for tractors was down in Latin America (-19%) and Western Europe (- 6%), while increasing significantly in the rest of the world’s markets (+26%) and remaining flat in North America. The market for combines declined sharply in Latin America (-58%), increased in Western Europe (+6%) and in the rest of the world markets (+10%) and remained flat in North America. CNH’s overall tractor market share declined by approximately 2.5 percentage points from 2004, while the sector’s overall market share for combines declined by approximately 1 percentage point, but held steady in North America. World market demand for the construction equipment product lines in which CNH competes increased by about 8% in 2005, rising in all principal markets and for all major product categories. Market demand for loader backhoes rose by about 15% worldwide due a significant increase in Latin America (+47%) and growth in the North American market (+8%). Market demand for skid steer loaders was up approximately 4% worldwide as a result of positive trends in Latin America (+34%) and Western Europe (+9%). Retail unit demand for heavy equipment increased by about 8% worldwide, as demand rose in Latin America (+18%), North America (+15%) and Western Europe (+4%). CNH’s overall construction equipment market share (calculated on a unit basis) declined by approximately one percentage point.
     Expressed in US dollars, CNH’s net sales of agricultural equipment decreased to $7,843 million, approximately 2% lower than in 2004. This decline reflected a reduction in wholesale unit sales and an unfavorable mix, which were only partially offset by the increase due to improved price and new products. Net sales declined slightly in Western Europe as a consequence of lower sales volumes, but declined sharply in Latin America, where the reductions of unit sales reflected the market declines and a worse products mix. On the other hand, net sales grew in North America, notwithstanding lower unit sales; net sales in the rest of the world benefited from higher sales of tractors and combines.
     Net sales of construction equipment increased by approximately 12% to $3,963 million in 2005, primarily due to improved net price realization, higher wholesale unit sales and improved product mix linked to new products. Gains in net sales were recorded in North America, where CNH’s total unit sales grew due to higher market demand, and in Latin America, where net sales increased by about 58%, reflecting strong growth in volumes and the positive impact of exchange rates. Net sales declined in Western Europe as a result of lower wholesale unit sales reflecting the negative impact of CNH’s network consolidation in the first half of 2005. In early 2005, the sector consolidated its New Holland Construction brand family into one distribution network structure in Western Europe and Latin America, thereby completing the last phase of CNH’s worldwide dual brand and dual distribution network structure. Net sales of construction equipment began to increase in the second half of 2005.
     The following table sets forth certain data on CNH’s net revenues from sales of equipment by geographic region for the periods indicated in both US dollars and euros.

Net Revenues from Sales of Equipment	2005	2004
	(in millions of euros)
North America	4,580	4,213
Western Europe	2,929	3,082
Latin America	617	734
Rest of the World	1,364	1,252
TOTAL	9,490	9,281

	(in millions of dollars)
North America	5,698	5,241
Western Europe	3,643	3,834
Latin America	768	913
Rest of the World	1,697	1,557
TOTAL	11,806	11,545
     Expressed in US dollars, CNH’s net revenues from sales of equipment in North America increased by 8.7% from $5,241 million in 2004 to $5,698 million in 2005, reflecting higher sales of construction equipment and higher revenues from agricultural equipment sales. Net sales of equipment in Western Europe decreased by 5.0% from $3,834 million in 2004 to $3,643 million in 2005, reflecting the effect of declines in unit sales of both agricultural equipment and construction equipment. Net sales of equipment in Latin America decreased by 15.9%, from $913 million in 2004 to $768 million in 2005, as a result of the decline in agricultural equipment sales volumes, which was partially offset by strong sales of construction equipment and the favorable impact of variations in exchange rates. In the rest of the world, sales of equipment were up 9.0%, to $1,697 million in 2005 from $1,557 million in 2004, mainly as a result of higher unit sales of combines, tractors and construction equipment.
     When stated in euros, our reporting currency, CNH’s net revenues from sales of equipment showed essentially the same trends as noted above with respect to US dollars, as there were no material variations in the average exchange rate between the dollars and the euro in 2005.
     CNH recorded a trading profit of €698 million in 2005 (6.8% of net sales, exceeding the target of 6 — 6.5% set by management), compared to €467 million (4.7% of net sales) in 2004. The 49.5% increase was primarily attributable to improved pricing, higher sales volumes of construction equipment, the realization of manufacturing efficiencies, and greater profitability in financial services. These positive variations more than offset higher raw material prices, lower volumes in the agricultural equipment segment and increased research and development costs. The sector also benefited from a structural reduction in its employee healthcare costs in North America, which also resulted in a positive €83 million reversal to previously accrued reserves. See Note 26 to the Consolidated Financial Statements included in Item 18 for further information.
Iveco (Trucks and Commercial Vehicles Business Area)
     Iveco’s revenues for 2005 totaled €9,489 million, an increase of 4.9% from the €9,047 million recorded in 2004, reflecting increased unit sales across its principal product lines, particularly for heavy and light vehicles.
     Moreover, the volumes reflect vehicles shipped, while, under the new IFRS, only rental revenues can be reported for vehicles sold with a buy-back commitment, with the total rent being equal to the difference between the sale price and the buy-back price, which is then allocated over the term of the contract. Consequently, sales volumes might not correlate immediately with revenue volumes.
     During 2005, Iveco delivered approximately 172,500 vehicles worldwide (15,400 of which were sold with buy-back commitments), or 6.3% more than in 2004. Iveco’s sales including those by associated companies, which amounted to approximately 64,800 units (up from 57,500 in 2004), totaled approximately 237,300 units, an increase from 219,800 units in 2004.
     In Western Europe, Iveco delivered approximately 134,900 vehicles, or 2.3% more than the 131,800 vehicles delivered in 2004, as new registrations in the Western European market for commercial vehicles (measured in terms of new registrations with a GVW of 2.8 tons or more) increased by 5.2% to approximately 1,109,700 units. Significant increases in demand were registered in France (+10.8%) and Spain (+9.6%), as well as the United Kingdom (+3.7%) and Germany (+2.9%), the exception was Italy where demand contracted by 1.7%. In this context, Iveco reported significant increases in deliveries in France (+7.5%), Spain (+7.1%), the United Kingdom (+6.5%) and Germany (+1.9%), the impact of which was offset in part by a decrease in Italy (-3.8%) reflecting the weak market. The sector’s share of the overall Western European market for vehicles with a GVW of 2.8 tons or more was 10.9%, virtually unchanged from the prior year (-0.2 percentage points).
     In Eastern Europe, Iveco delivered approximately 13,300 units, or 3.0% more than the 12,900 units delivered in 2004. Outside Europe, Iveco’s deliveries increased by 38.0%, from approximately 17,600 vehicles to 24,300 in 2005, with particular gains in Latin America (where Iveco shipped 11,900 vehicles, 22.8% more than in 2004).
     Irisbus, the sector’s bus unit, sold 8,526 buses during the period, in line with the prior year (8,553 units). Unit sales at Naveco, the sector’s joint venture in China with the NAC Group, increased by roughly 20% to approximately 18,000 vehicles. Sales by Iveco’s unconsolidated licensee in Turkey were about the same as in 2004 (5,200 units), while those of its associated company in India increased by 14.0 % to approximately 59,600 vehicles.
     Iveco produced approximately 435,300 diesel engines, about the same as in 2004 (435,000 units). Forty-one percent of these engines were used by the sector itself, while 48% were sold to CNH and Sevel, a joint venture between Fiat Auto and the PSA Group that produces light commercial vehicles. Iveco’s powertrain operations generated revenues of €2,554 million in 2005 (of which approximately 58% came from intra-sector sales), for a year-over-year gain of 6.3%, and a trading profit of €83 million, up from €76 million in 2004. Starting January 1, 2006, Iveco’s powertrain activities are managed by FPT and their results are reported as a part of that sector.
     Iveco’s financing and rental activities recorded revenues of €457 million in 2005, a decrease of 22.7% from the €591 million recorded in 2004. On June 1, 2005, Iveco sold to Barclays a 51% stake in Iveco Finance Holdings Limited, a company comprising certain financial services companies of Iveco operating in France, Germany, Italy, Switzerland and the United Kingdom. As of that date, Iveco Finance Holdings Limited was no longer consolidated on a line-by-line basis, but rather accounted for using the equity method. The decrease in revenues was mainly due to this disposal. At the end of 2005, Iveco’s fleet of rental vehicles numbered approximately 3,116, approximately 17% fewer than the 3,770 available at the end of 2004.
     Iveco recorded trading profit of €415 million in 2005, an increase of 11.9% from the €371 million posted in 2004, with the improved result reflecting higher volumes and improved pricing, which together more than offset the impact of higher raw materials prices and a less favorable market mix. The sector’s trading profit was equal to 4.4% of its revenues, exceeding both the target of more than 4% set by management and the 4.1% recorded in 2004.
Components and Production Systems Business Area
     The Components and Production Systems business area recorded aggregate net revenues of €6,642 million in 2005, or 3.5% more than the €6,416 million posted in 2004, reflecting the positive performance of Magneti Marelli (+6.3%) and Teksid (+13.8%), which were partly offset by a reduction in net revenues at Comau (-8.1%). The trading profit of this area was €249 million in 2005, an increase of 50.0% from €166 million in 2004. The overall increase of €83 million was primarily attributable to Teksid, whose performance in 2004 had been negatively affected by major write-downs of fixed assets. The business area’s 2005 trading profit was equal to 3.7% of its net revenues, exceeding both the target of approximately 3% set by management and the 2.6% recorded in 2004. The results of each of the business area’s sectors are analyzed in more detail below.
     Components. Magneti Marelli’s revenues amounted to €4,033 million in 2005, or 6.3% more than the €3,795 million recorded in 2004. The increase was primarily attributable to the consolidation of Mako from January 1, 2005. Excluding changes in the scope of consolidation and exchange rate effects, revenues increased by roughly 2%. The strong performance of Magneti Marelli operations in Brazil and Poland and the positive trend of its onboard electronics activities offset lower sales volumes in Italy, which started recovering in the fourth quarter. Magneti Marelli recorded trading profit of €162 million, compared to €165 million in 2004 with the 1.8% decline being attributable to higher prices of raw materials, particularly steel and plastic, the impact of which was not completely offset by efficiency gains.
     Metallurgical Products. Teksid reported revenues of €1,036 million, or 13.8% more than the €910 million recorded in 2004, reflecting improved sales volumes at the cast iron business unit (+4.6%, due to increased sales in North America and Brazil), the positive impact of exchange rates and the sector’s ability to recover higher raw materials costs through higher sales prices. These positive factors were partially offset by lower volumes in the magnesium business unit (-6.8%). Teksid recorded trading profit of €45 million in 2005, compared to a trading loss of €39 million in 2004, when the sector’s trading results reflected €68 million in writedowns of fixed assets.
     Production Systems. Comau recorded revenues of €1,573 million in 2005, a decline of 8.1% from the €1,711 million recorded during 2004, largely reflecting the impact of the transfer of Comau’s European service activities to Iveco, Magneti Marelli and CNH. When calculated on a comparable scope of consolidation, Comau’s revenues rose by approximately 6%, reflecting a strong performance in the car bodywork and service areas. The production systems sector posted trading profit of €42 million, up 5.0% from €40 million in 2004, as the negative effect of the reduced scope of the sector’s operations was offset by efficiency gains at the sector’s North American activities.
Other Businesses Business Area
     Our other businesses recorded aggregate net revenues of €1,618 million in 2005, down 19.2% from €2,003 million posted in 2004. The combined trading loss reported by the other businesses amounted to €179 million, as the area’s loss was €77 million greater than in 2004. Results for each of the business area’s sectors are analyzed in more detail below.
     Services. Business Solutions had revenues of €752 million for 2005, a decrease of 23.0% from €976 million in 2004. The decrease primarily reflected the sector’s sale of the temporary employment agency WorkNet. On a comparable scope of consolidation basis, the decrease in revenues was approximately 5%, mainly reflecting lower activity in the administration area, following a redefinition of the services the sector provides to other Group companies. Trading profit amounted to €35 million, as compared with €41 million in 2004, with the 14.6% decline primarily reflecting the contraction in the sector’s activities and changes in the scope of consolidation.
     Publishing and Communications. Itedi’s revenues amounted to €397 million in 2005, a decrease of 2.5% from the €407 million reported in 2004. The decrease reflected lower advertising revenues recorded by Publikompass following termination of a major concession agreement, lower newspaper sales revenues (as average daily circulation decreased to 312,000 in 2005 from 339,000 in 2004), as well as a more selective and profitability-oriented approach to brand-stretching initiatives which use La Stampa’s nationally recognized brand name. The publishing and communications sector reported trading profit of €16 million, as compared with trading profit of €11 million in 2004, with the 45.5% increase attributable to the realization of industrial, distribution and marketing efficiencies.
     Holding companies, Other companies and Eliminations. Holding companies, Other companies and Eliminations recorded a trading loss of €230 million in 2005, an increase of 49.4% from €154 million in 2004. The increased loss was mainly due to a reduction in revenues related to the “High Speed Railway” (TAV) project, for which Fiat S.p.A. serves as general contractor and the changing mix of services provided to the Group’s other sectors.
Effect of Inflation
     Management believes that the impact of inflation was not material to our net revenues, operating result or consolidated net result in the years ended December 31, 2005 and 2004.
US GAAP Reconciliation
     Our consolidated net income determined in accordance with US GAAP was €125 million in 2005 and a net loss of €2,100 million in 2004, as compared with net income of €1,420 million and a net loss of €1,579 million, respectively, for the same periods under IFRS. For a more detailed discussion of the principal differences between IFRS and US GAAP as they relate to our consolidated net income and losses, see Note 38 to the Consolidated Financial Statements included in Item 18.
     Our US GAAP net income for the year ended December 31, 2005 was €1,295 million lower than the net income we reported under IFRS due to the net effects of:
•	the reversal of the unusual financial income of €858 million recorded under IFRS upon the conversion of the Mandatory Convertible Facility. Under US GAAP, this amount was recorded as additional paid-in capital;

•	the amortization, under the corridor method, of cumulative actuarial losses fully recognized at January 1, 2004 under IFRS, and the deferral for US GAAP purposes of the income realized under IFRS as a consequence of plan amendments to certain benefit plans completed in 2005 resulting in an overall negative effect of €260 million;

•	expensing of development costs under US GAAP, net of the effect of amortization and impairment losses, whereas such costs are capitalized under IFRS, amounting to a negative effect of €82 million;

•	the deferral of the gains realized on certain sale and leaseback transactions recorded under IFRS, amounting to a negative effect of €127 million;

•	higher impairment losses on property, plant and equipment net of related depreciation expense, due to different carrying value of property, plant and equipment, differences in impairment calculation methodology, and the reversal of previously recorded impairment losses recorded under IFRS but prohibited under US GAAP amounting to a negative effect of €57 million;

•	the reversal of accrued restructuring provisions due to later recognition of restructuring costs under US GAAP, amounting to €111 million;

•	the deduction of minority interest amounting to €22 million;

•	other differences which relate primarily to differences in accounting for the effects of foreign currency translation for subsidiaries operating in highly inflationary economies, differences arising on equity investments, differences in accounting for borrowing costs, and the effect of discounting provisions under IFRS but not under US GAAP.
     The net loss for the year ended December 31, 2004 was €521 million higher under US GAAP than the loss reported under IFRS due to the net effects of:
•	the expensing of development costs under US GAAP, net of the effect of amortization and impairment losses, whereas such costs were capitalized under IFRS, amounting to a negative effect of €395 million;

•	the amortization, under the corridor method, of actuarial losses fully recognized at January 1, 2004 under IFRS, amounting to a negative effect of €138 million;

•	lower impairment losses on property, plant and equipment net of related depreciation expense due to different carrying value of property, plant and equipment, and differences in impairment calculation methodology under US GAAP, amounting to a positive effect of €72 million;

•	the accrual of restructuring costs due to later recognition under US GAAP amounting to €62 million;

•	the deduction of minority interest amounting to €42 million;

•	other differences that relate primarily to differences in accounting for the effects of foreign currency translation for subsidiaries operating in highly inflationary economies, differences arising on equity investments, differences in accounting for borrowing costs, and the effect of discounting provisions that exist under IFRS but not under US GAAP.
     Stockholders’ equity determined in accordance with US GAAP was €6,714 million and €2,718 million at December 31, 2005 and 2004, respectively, as compared with €9,413 million and €4,928 million, respectively, under IFRS. For a more detailed discussion of the principal differences between IFRS and US GAAP as they relate to our consolidated stockholders’ equity, see Note 38 to the Consolidated Financial Statements included in Item 18.

     The reduction in stockholders’ equity under US GAAP as compared with IFRS at December 31, 2005 amounts to €2,699 million (€2,210 million at December 31, 2004) and was the result of:
•	lower US GAAP intangible fixed assets of €2,604 million as of December 31, 2005 (€2,489 million as of December 31, 2004) due to differences in accounting for development costs which are capitalized and amortized under IFRS but expensed under US GAAP;

•	higher US GAAP goodwill of €464 million as of December 31, 2005 (€487 million as of December 31, 2004) related to differences in accounting for goodwill recognition, amortization and impairment;

•	higher US GAAP property, plant and equipment of €179 million as of December 31, 2005 (€236 million as of December 31, 2004) relating primarily to lower impairment charges recorded under US GAAP;

•	lower US GAAP liabilities for employee benefits of €154 million as of December 31, 2005 (€363 million as of December 31, 2004) due to the positive effect of the amortization, under the corridor method, of actuarial losses fully recognized at January 1, 2004 under IFRS, net of the effect of the recognition of a minimum pension liability, as an increase to US GAAP stockholders’ equity;

•	lower US GAAP restructuring liabilities of €168 million as of December 31, 2005 (€34 million as of December 31, 2004), due to later recognition of restructuring costs;

•	lower US GAAP equity of €164 million as of December 31, 2005 (€35 million as of December 31, 2004), relating to the deferral of gains realized under IFRS in certain sale and leaseback transactions;

•	higher US GAAP equity of €51 million as of December 31, 2005 (€76 million as of December 31, 2004), due to differences in accounting for Qualifying Special Purpose Entities under US GAAP and IFRS;

•	lower US GAAP deferred tax assets of €194 million as of December 31, 2005 (€295 million as of December 31, 2004), due primarily to differences in the criteria for determination of valuation allowances and to the tax effect of the taxable US GAAP differences;

•	lower US GAAP equity of €721 million as of December 31, 2005 (€652 million as of December 31, 2004), due to the deduction of minority interest;

•	other less significant differences resulting in an aggregate reduction of US GAAP stockholders’ equity of €32 million as of December 31, 2005. The net total of such other less significant differences had resulted in an increase of US GAAP stockholders’ equity of €65 million as of December 31, 2004.
     Liquidity and Capital Resources
     Our principal sources of liquidity in 2005 were cash provided by operations, which totaled €3,716 million, including the €1,134 million net gain on payments received from GM in connection with the termination of the Master Agreement, as well as the repayment to Fiat of approximately €2 billion in intercompany indebtedness by entities deconsolidated in connection with the creation of Iveco Finance Holdings (which repayment was recorded as cash provided by investing activities). We used these sources of liquidity primarily to fund our capital expenditures, which amounted to €3,052 million in 2005, as well as to repay indebtedness, primarily the repayment at maturity of approximately €1,900 million in bonds that had been outstanding at the beginning of the year. See “Cash Flow Analysis” below for additional information.
     At December 31, 2005, our total debt stood at €25,761 million, or 20.0% less than the €32,191 million recorded under IFRS at the end of 2004. Of the total at year-end 2005, €10,210 million (€10,174 million at December 31, 2004) related to asset-backed financing operations that must be recorded on our IFRS balance sheet. Of our remaining €15,551 million of debt at December 31, 2005 (€22,017 million at year-end 2004), bonds accounted for €7,634 million (€9,326 million at the end of 2004), bank loans accounted for €5,562 million (€10,450 million at the end of 2004), debt arising from the banking activities of our subsidiary Banca Unione di Credito (which had not been consolidated under Italian GAAP) accounted for €1,255 million (€1,326 million at the end of 2004) and other indebtedness accounted for the remaining €1,100 million (€915 million at the end of 2004). In addition, at December 31, 2005, the Group had €1.0 billion in unused committed lines of credit available in various currencies. See Note 28 to the Consolidated Financial Statements included in Item 18 for additional information on our indebtedness, including a table summarizing the maturity profile and interest rates payable on our outstanding bonds.
     At December 31, 2005, our net debt (which we calculate as debt plus financial liabilities, net of cash, cash equivalents, current securities and other financial assets, all as recorded in our IFRS balance sheet) stood at €18,523 million, a decrease of €6,900 million, or 27.1%, compared with the €25,423 million recorded at the end of 2004. This decline was primarily attributable to the conversion into equity by the lending banks of the €3 billion Mandatory Convertible Facility at its maturity in September 2005, as well as our repayment in September 2005 of the €1.147 billion loan from a pool of banks led by Citibank upon conclusion of the sale of our 24.6% stake in Italenergia Bis to EDF. The decline also reflected the cancellation of a payable of approximately €600 million to a group of banks that had purchased 14% of Italenergia Bis from us in 2002, as well as to the creation of the Iveco Finance Holdings joint venture described above. The approximately €600 million payable to the banks had arisen from a right the banks had to sell their 14% stake in Italenergia Bis back to us in the event that we did not sell our 24.6% stake in that company to EDF. This right expired in September 2005 after we and the banks sold our stakes in Italenergia Bis to EDF (as described in more detail in Note 28 to the Consolidated Financial Statements included in Item 18). These positive factors were offset in part by indebtedness assumed in connection with the dissolution of Fiat-GM Powertrain joint venture and the negative impact of currency translation effects associated primarily with borrowings in US dollars and Brazilian reals, both of which currencies strengthened against the euro during the course of 2005.
     The following table details our net debt at 31 December, 2005 and 2004, and provides a reconciliation of this unaudited non-GAAP measure to debt, the most directly comparable IFRS measure included in our consolidated balance sheet. Net debt is management’s primary measure for analyzing the Group’s debt and managing its liquidity, as this measure demonstrates how much indebtedness would remain if all of our available liquid resources were applied to the repayment of debt.

	Year ended December 31,
	2005	2004
	(in millions of euros)
Debt	(25,761)	(32,191)
Asset-backed financing	(10,210)	(10,174)
Other debt	(15,551)	(22,017)
Other financial liabilities (1)	(189)	(203)
Other financial assets (1)	454	851
Current Securities (2)	556	353
Cash and cash equivalents	6,417	5,767

Net Debt	(18,523)	(25,423)

(1)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

(2)	Current securities include short-term or marketable securities held as temporary investments of available funds which do not satisfy the requirements for being classified as cash equivalents under IFRS. See Note 21 to the Consolidated Financial Statements included in Item 18.
Cash Flow Analysis
     At December 31, 2005, we had cash and cash equivalents of €6,417 million, an increase of €650 million, or 11.3%, from the €5,767 million recorded at the end of 2004. Of the amount at year-end 2005, approximately €700 million of this amount (approximately €600 million at year-end 2004) was reserved for the repayment of securitization-related debt, primarily that included in the line item “Asset-backed financing” in the table above and our IFRS balance sheet. Our holdings of current securities, which include short-term or marketable securities held as temporary investments of available funds that do not satisfy the requirements for being classified as cash equivalents, increased by €203 million, or 57.5%, from €353 million at the end of 2004, to €556 million at December 31, 2005. Overall, what management considers our greatest liquid assets (i.e., cash, cash equivalents and current securities) totaled €6,973 million at the end of 2005, an increase of €853 million or 13.9% from the end of 2004.
     Net Cash from Operating Activities
     Cash provided by operating activities in 2005 totaled €3,716 million (compared to €2,011 million in 2004), reflecting the €1,420 million net result before minority interest we recorded during 2005, as well as:
•	The positive impact of €2,590 million in non-cash charges for depreciation and amortization;

•	The negative impact of €1,561 million in gains on disposals and other non-monetary items, including the €878 million gain recorded on the sale of our interest in Italenergia Bis and the €858 million in unusual financial income arising from the conversion of the Mandatory Convertible Facility, each as described above;

•	The positive impact of changes in provisions of €797 million, deferred income taxes of €394 million and a €114 million reduction of working capital (the sum of trade receivables, net inventories, trade payables and other payables, receivables, accruals and deferrals); and

•	The negative impact of items related to vehicles sold under buyback commitments which accounted for €85 million in cash in 2005.*
     Net Cash from Investing Activities
     In 2005, investing activities absorbed €535 million in cash (compared to €144 million in cash provided by investing activities in 2004). During the year we received:
•	€2 billion in cash in repayment of intercompany debt from entities deconsolidated in connection with the creation of the Iveco Finance Holdings joint venture and €500 million received in connection with the dissolution of the Fiat-GM Powertrain joint venture, both of which were included in the €2,494 million in “other changes” in our cash flow statements (compared to €284 million in “other changes” in 2004); and

•	€500 million from the sale of non-current assets (compared to €594 million in 2004). Of this total, €427 million arose from our sale of tangible and intangible assets (including €115 million from the sale of used vehicles by our operating leases activities) and €73 million from the sale of equity investments.
     These positive flows were more than absorbed by:
•	the €251 million increase in receivables from financing activities, which reflected an increase in financing provided by CNH and Fiat Auto to their respective dealer networks (reflecting the increase in sales), partially offset by the collection of financial receivables and a decrease in loans extended to Fiat Auto suppliers;

•	investments in tangible and intangible assets that used €3,052 million in cash (compared to €2,915 million in 2004) as well as a €159 million increase in current securities (compared to a decrease of €460 million in 2004). Investments in tangible and intangible assets include investments in vehicles for our long-term leasing operations, but are net of investments relating to vehicles sold under buyback commitments, which are reflected in cash flows relating to operating activities.
     The following table summarizes our investments in tangible and intangible assets for each of the years indicated:

*	In connection with our transition to IFRS, we now record some cash flows items associated with sales of vehicles under buy-back commitments as a separate line item, “change in items due to buyback commitments,” in the section of the cash flow statement relating to cash flows provided by (used in) operating activities. This line item is the sum of:

•	changes in working capital associated with sales of vehicles under buy-back commitments by the automobiles sector (changes in inventories relating to such sales and other related liabilities, which include the amounts paid in advance by such customers corresponding to the buyback price upon expiration of the relative contracts, plus total rental fees not yet recognized as revenues), and

•	cash flows related to sales of vehicles subject to buyback by Iveco (investments, depreciation, gains/losses on and/or proceeds from disposals upon the expiration of contracts relating to assets arising from such sales, which are recorded in “Property, plant and equipment”). See “Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included in Item 18 for additional information on the accounting treatment of vehicles sold subject to buybacks.

	2005	2004
	(in million of euros)
Fiat Auto	1,582	1,792
Maserati	20	51
Ferrari	142	143
Fiat Powertrain Technologies	173	—
Agricultural & Construction Equipment (CNH)	255	243
Trucks and Commercial Vehicles (Iveco)	444	330
Components (Magneti Marelli)	313	280
Metallurgical Products (Teskid)	45	44
Production Systems (Comau)	38	23
Services (Business Solutions)	19	25
Publishing and Communications (Itedi)	20	2
Other Companies and Eliminations	1	(18)

TOTAL	3,052	2,915

     We incurred these capital expenditures to acquire property, plant and equipment necessary to introduce and manufacture new products, enhance our manufacturing efficiency and implement further environmental and safety programs, as well as for automobiles, commercial vehicles, and agricultural and construction equipment used in our long-term leasing programs.
     Net Cash from Financing Activities
     Cash flow used in financing activities totaled €2,868 million in 2005 (compared to €3,078 million in 2004), primarily reflecting the repayment of debt during the period, including approximately €1,900 million in bonds repaid at maturity and the repayment of other loans. The conversion into equity of the €3 billion Mandatory Convertible Facility and the nearly €1.8 billion reduction in debt associated with the Italenergia Bis transaction (comprising the €1.147 billion repayment of the Italenergia Bis-related loan, as well as the cancellation of the €600 million payable to certain banks, each as described under “- Liquidity and Capital Resources” above); see also Note 28 to the Consolidated Financial Statements included in Item 18) are not reflected in this measure as they were non-cash transactions.
     Capital Resources
     The cash flows, funding requirements and liquidity of Group companies are managed on a standard and centralized basis, under the control of our central treasury. This centralized system is aimed at optimizing the efficiency and effectiveness of our management of capital resources. It also guarantees the efficiency and security of treasury management processes.
     Fiat Group companies participate in a Group-wide cash management system, which we operate in a number of jurisdictions. Under this system, the cash balances of all Group companies are aggregated at the end of each business day to central pooling accounts. The central treasury offers the Group high levels of professional financial and systems expertise, as well as providing related services and consulting to our business sectors.
     At December 31, 2005, we had an aggregate amount of €7,634 million in bonds outstanding. Net of the fair value adjustments and amortized costs valuation (€413 million), the principal amount of bonds issued amounted to €7,221 million. For information on the terms and conditions of the bonds, including applicable financial covenants, see Note 28 to the Consolidated Financial Statements included in Item 18.

     Global Medium Term Note (GMTN) Programme. We have a global medium-term note programme allowing for the placement of debt securities with institutional investors which was renewed in April 2006 and has a total authorized amount of €15 billion. At December 31, 2005, €5,526 million was outstanding under the programme, which allows borrowings by Fiat Finance and Trade (€5,426 million outstanding at year-end 2005), Fiat Finance Canada Ltd. (€100 million) and Fiat Finance North America Inc. (none), each subject to the guarantee of Fiat S.p.A.
     In the first half of 2006, we completed a series of capital markets transactions that have allowed us to refinance some of our existing debt at more favorable interest rates, for more information please see “Item 4. Information on the Company—Introduction—Recent Developments—Financial Initiatives.”
     We also have a €1 billion commercial paper (Billets de Trésorerie) program set up in accordance with applicable French legislation. At December 31, 2005, €314 million in securities issued by Fiat Finance and Trade and guaranteed by Fiat S.p.A. were outstanding under this program.
     €1.0 billion revolving credit facility. On July 22, 2005, Fiat entered into a €1 billion three-year, multi-currency revolving credit facility with a syndicate of Italian and international banks. The potential borrowers under the facility, which is currently undrawn, are Fiat Finance S.p.A., Fiat Finance North America Inc, Fiat Finance Canada Ltd, Fiat Finance and Trade and CNH. The facility, which expires in July 2008, includes:
•	financial and other customary covenants (including a negative pledge and restrictions on our ability to make major disposals or to make certain acquisitions, as well as on the incurrence of indebtedness by certain subsidiaries);

•	customary events of default, including cross-default provisions (some of which are subject to minimum thresholds); failure to pay amounts due or to comply with certain provisions under the loan agreement; and the occurrence of certain bankruptcy-related events; and

•	mandatory prepayment obligations upon a change in control of the relevant borrower.
     Fiat S.p.A. will guarantee borrowings under the facility with cross-guarantees from each of Fiat Finance S.p.A., Fiat Finance North America Inc, Fiat Finance Canada Ltd and Fiat Finance and Trade for drawings by any other borrower, including CNH.
     For more information on our outstanding indebtedness, see Note 28 to the Consolidated Financial Statements included in Item 18.
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
     At December 31, 2005, our current receivables included receivables sold and financed through both securitization and factoring transactions of €9,604 million (€9,596 million at December 31, 2004), which do not meet IAS 39 derecognition requirements and therefore must be recorded on our balance sheet. These receivables are recognized as such in the Group financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheet as Asset-backed financing, as described above (see Note 28 to the Consolidated Financial Statements included in Item 18).
     At year end 2005, the Group had discounted receivables and bills without recourse having due dates after December 31, 2005 (and meeting IAS 39 requirements for de-recognition) amounting to €2,463 million (€1,623 million at December 31, 2004, with due dates after that date), which refer to trade receivables and other receivables for €2,007 million (€1,325 million at December 31, 2004) and receivables from financing for €456 million (€298 million at December 31, 2004). The increase during the period is mainly connected with the sales of receivables to companies of the Iveco Finance Holdings Limited group, which from June 1, 2005 are no longer consolidated on a line-by-line basis.
Future Liquidity
     We have adopted formal policies and decision-making processes aimed at optimizing our overall financial situation and the allocation of financial funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce cash flow from operations and would impair the ability of our dealers and retail customers to meet their payment obligations. Increased supplies of used cars, trucks and equipment may affect resale prices and result in decreased cash flows. Any reduction of our credit ratings would increase the cost of funding and potentially limit our access to these and other sources of financing.
     Management believes that funds available under our current liquidity facilities (including approximately €1.0 billion in unused committed lines of credit available in various currencies), those realized under existing and planned asset-backed securitization programs and those expected from the ordinary course refinancing of existing credit facilities and the proceeds of notes offered during the first half 2006, together with cash provided by operating activities, will allow the Group to satisfy its debt service requirements for the coming year.
Off-Balance Sheet Arrangements
     We use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees, indemnification agreements and other arrangements under which we have or may have continuing obligations. Our arrangements in each of these categories are described in more detail below. For additional information, see Note 32 to the Consolidated Financial Statements included in Item 18.
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
     At December 31, 2005, the Group had granted guarantees on the debt or commitments of third parties or associated entities totaling €1,198 million (€2,360 million at December 31, 2004). An amount of €598 million of the total decrease of €1,162 million was due to lower guarantees granted on behalf of Sava S.p.A. for the bonds it has issued.

     Indemnities
     In connection with significant asset divestitures carried out in 2005 and in prior years, the Group provided indemnities to purchasers whereby the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities primarily relate to potential liabilities arising from contingent liabilities in existence at the time of the sale, as well as breach of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. At December 31, 2005, potential obligations with respect to these indemnities are approximately €750 million, unchanged from the level at December 31, 2004. The Group have provided certain other indemnifications that do not limit potential payments; it is not possible to estimate a maximum amount of potential future payments that could result from claims made under these indemnities. We have provided certain other indemnifications that do not limit potential payments; we are unable to estimate a maximum amount of potential future payments that could result from claims made under these indemnities. See Note 32 to the Consolidated Financial Statements included in Item 18.
     Derivative Instruments
     We do not hold or issue derivative financial instruments for speculative purposes. However, certain of the derivatives we hold are not eligible for hedge accounting under IFRS. In particular, in December 2002, we entered into a “total return equity swap” with Merrill Lynch with respect to GM shares in order to hedge risk associated with our $2.2 billion bond issue exchangeable into GM shares. During the first four months of 2004, we exercised our right to terminate this equity swap. In a related transaction, we repurchased on the market $540 million in principal amount of the exchangeable bonds, which we then cancelled. To hedge our exposure under the approximately $1.7 billion in exchangeable bonds still outstanding following these transactions, we purchased call options on GM shares. In June 2004, investors holding $1,672 million in principal amount of the outstanding exchangeable bonds exercised their right to require us to redeem their bonds for cash at face value in July 2004. See Note 22 to the Consolidated Financial Statements included in Item 18 for additional information on the characteristics and accounting treatment of the call option on General Motor common stock and other derivative instruments that do not qualify for hedge accounting, including those relating to stock option plans.
Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2005:

		Less than			After 5
	Total	1 year	1-3 years	3-5 years	years
Contractual Obligations	(in millions of euros)
Long-Term Debt Obligations *	11,537	3,910	2,847	2,055	2,725
Capital (Finance) Lease Obligations	145	75	37	17	16
Operating Lease Obligations	403	71	103	68	161
Purchase Obligations	2,068	1,505	441	79	43
Other Long-Term Obligations under IFRS	—	—	—	—	—
Total	14,153	5,561	3,428	2,219	2,945

(*)	Amounts presented exclude the related interest expense that will be paid when due.

     Long-Term Debt Obligations
     For information on our long-term debt obligations, see “—Capital Resources” above and Note 28 to the Consolidated Financial Statements included in Item 18.
     Capital (Finance) Lease Obligations
     Our capital leases consist mainly of industrial buildings and plant, machinery and equipments used in our business. The amounts reported above include the minimum future lease payments and payment commitment due under such leases. For information on our capital leases, see Notes 14 and 28 to the Consolidated Financial Statements included in Item 18.
     Operating Leases
     Our operating leases consist mainly of leases for commercial and industrial properties used in carrying out our businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.
     Purchase Obligations
     Our purchase obligations at December 31, 2005, included the following:
•	the repurchase price guaranteed to certain customers on sales with a buy back commitments which are included in the line item other payables in our consolidated balance sheets in an aggregate amount of €1,650 million;

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures of various Group companies, in an aggregate amount of approximately €418 million.
Research and Development
     For a discussion of our research and development policies and related expenditures, see “Research and Innovation” in Item 4.
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

     Although Europe and North America are our principal markets, we also sell products in other regions where political, economic and financial risk can render the collection of receivables difficult. We take a number of steps on a regular basis to reduce this risk, including maintaining political risk insurance, liquidating a portion of our receivables on a non-recourse basis at a discount through the banking system, arranging buyer’s credits in favor of the importers, which allows for regular payments, as well as utilizing other techniques, including countertrade agreements, that are aimed at protecting us from financial losses in our trade relations with countries that have suspended payments abroad.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors
     Following the annual general meeting of stockholders held on May 3, 2006, the directors of Fiat are as follows:

Name	Age	Position
Luca Cordero di Montezemolo(3)	59	Chairman of the Board
Andrea Agnelli	31	Director
Roland Berger (3)	68	Director
Tiberto Brandolini d’Adda	58	Director
John Philip Elkann(1)(3)	30	Vice Chairman of the Board
Luca Garavoglia(1)	37	Director
Gian Maria Gros-Pietro(1)	64	Director
Hermann-Josef Lamberti(2)	50	Director
Sergio Marchionne(3)	54	Director, CEO
Virgilio Marrone	60	Director
Vittorio Mincato(2)	70	Director
Pasquale Pistorio(3)	70	Director
Carlo Sant’Albano	42	Director
Ratan Tata	68	Director
Mario Zibetti(2)	67	Director

(1)	Member of the Nominating and Compensation Committee

(2)	Member of the Internal Control Committee

(3)	Member of the Strategic Committee
     The terms of office for all our directors will expire at our stockholders’ meeting to approve Fiat’s annual financial statements for the year ending December 31, 2008, which we expect to take place in the second quarter of 2009.
     On May 10, 2005, our Board of Directors voluntarily adopted new requirements for directors’ independence, and at our stockholders’ meeting held on June 23, 2005, a resolution was passed increasing the number of members of our board to 15 to allow for the majority of our board members to qualify as independent under the new criteria. See Item 10. “Additional Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules” for a summary of our new criteria for director independence and how they differ from those applicable to US companies. At the June 23, 2005 stockholders’ meeting and in connection with the expansion of the Board to 15 directors, Gian Maria Gros-Pietro, Vittorio Mincato and Mario Zibetti were elected as independent directors. On that same day, Virgilio Marrone was also elected to the Board.
     At the May 3, 2006 stockholders’ meeting called to approve Fiat’s annual financial statements for the year ending December 31, 2005, the term of office of all our directors at that time expired and the directors named above were elected. Three new members, Roland Berger, Carlo Sant’Albano and Ratan Tata, replaced three departing directors, Angelo Benessia, Flavio Cotti and Daniel John Winteler. All of the other directors were re-elected.
     The Board of Directors has given Mr. Cordero di Montezemolo, as Chairman, and Mr. Marchionne, as CEO, broad operating powers and has authorized them to perform all acts that are consistent with the Company’s purpose. Notwithstanding the ample powers granted to them, the

Chairman and the CEO must submit all transactions that may have a material impact on our profitability, balance sheet or financial position to the Board of Directors for approval, and must adequately inform the directors and statutory auditors about any transactions that are of an atypical or unusual nature or that involve related parties.
     Biographies of each of the current members of our Board of Directors follow:

Name	Position (dates)
Luca Cordero di Montezemolo	Chairman of the Board (May 30, 2004 – present) Director (February 28, 2003 – present) Chairman and CEO of Ferrari S.p.A. (1991 – present)

Born in Bologna (Italy) on August 31, 1947. Mr. Cordero di Montezemolo joined Ferrari in 1973, as a Team Manager. From 1977 to 1981 he was Senior Vice President of External Relations for Fiat. He was CEO of Itedi S.p.A. from 1981 to 1983 and CEO of Cinzano S.p.A. from 1984 to 1985. From 1986 to 1990 he chaired the organizing committee for the football World Cup in 1990, which was held in Italy. He has been Chairman and CEO of Ferrari S.p.A. since 1991. Mr. Cordero di Montezemolo is also a director of La Stampa, Pinault-Printemps-Redoute S.A., Tod’s, Indesit Company, and Chairman of Bologna Fiere. In May 2004, he also became President of Confindustria (the Federation of Italian Industries).

Andrea Agnelli	Director (May 30, 2004 – present)

Born in Turin (Italy) on December 6, 1975. Mr. Agnelli has held various positions at several companies, both in Italy and abroad, including at Iveco, Piaggio S.p.A., Auchan S.A., Juventus F.C. S.p.A., Ferrari S.p.A. and Philip Morris International Inc.

Roland Berger	Director (May 3, 2006– present)

Born in Berlin (Germany) on November 22, 1937. Mr. Berger is Chairman of the Supervisory Board of Roland Berger Strategy Consultants, Munich, one of the world’s leading strategy consulting firms with 32 offices in 23 countries. He studied in Hamburg and Munich and holds a degree in business administration from the University of Munich.

He has served on the faculty and board of several German Institutes of higher education as well as the member of various advisory boards and advisory groups.

Mr. Berger was appointed by Chancellor Gerhard Schröder to the “Expert Commission on the Development of Hostile Takeover Rules” and to the “Expert Group on the Reform of German Bundesbank Structures.” He was appointed by former Federal President Prof. Dr. Roman Herzog to the “President’s Advisory Council for Innovation.” He was Chairman of the “Commission for Income Reform of the State Government Officials of Bavaria and North Rhine-Westphalia” and member of the “Commission for Issues Relating to the Future of Bavaria and Saxony.” Roland Berger was appointed to the “Council of Economic Experts for a Leaner Federal

Name	Position (dates)
Government” as well as the “Commission for the Development of the Pension Insurance System.” He was appointed to the “Baden-Wuerttemberg Forum for Innovation” by State Premier Erwin Teufel and to the “Commission for the Long Term Health of Germany’s Social Security System” (Rürup Commission) by the Schröder government.

Tiberto Brandolini d’Adda	Director (May 30, 2004 – present)

Born in Lausanne (Switzerland) on March 8, 1948. Mr. Brandolini d’Adda graduated with a degree in commercial law from the University of Parma in 1971. From 1972 to 1974 he worked in Fiat S.p.A’s international activities department, and for Lazard Frères in London. In 1975, he was appointed Assistant to the Director General for Enterprise Policy at the European Economic Commission in Brussels. He joined Ifint Company in 1976, as General Manager of Ifint France, and became General Manager of Ifint Europe in 1985. In 1993, he became Managing Director of the Exor Group (formerly Ifint) and in addition to that position he was appointed Vice Chairman in 2003. He is currently Chairman and CEO of Sequana Capital (formerly Worms & Cie), as well as General Partner of Giovanni Agnelli & C., and Vice Chairman and a Member of the Executive Committee of IFIL S.p.A.

John Philip Elkann	Vice Chairman (May 30, 2004 – present) Director (1997 – present)

Born in New York, New York (USA) on April 1, 1976. Mr. Elkann graduated with a degree in industrial engineering from Turin Polytechnic in 2000. He has been a member of the Board of Directors of Fiat since 1997. He is Chairman of Itedi S.p.A. S.p.A., IFIL S.p.A. and Giovanni Agnelli & C. S.a.p.a.z. He is also a member of the Boards of Exor Group SA, IFI S.p.A. and RCS Media Group.

Luca Garavoglia	Director (May 13, 2003 – present)

Born in Milan (Italy) on February 27, 1969. Mr. Garavoglia graduated with a degree in economics from the Università Commerciale Luigi Bocconi in Milan in 1994. He has been Chairman of Davide Campari-Milano S.p.A., the parent company of the Campari Group, since September 1994.

Gian Maria Gros-Pietro	Director (June 23, 2005 – present)

Born in Turin (Italy) on February 4, 1942. Mr. Gros-Pietro has a degree in economics from the University of Turin. His professional career began in 1964 as a lecturer at the University of Turin, subsequently becoming head of its Department of Production Management, and has also been a senior lecturer in business economics there since 1972. In addition, from 1992 to 1997 he chaired the Industrial Privatization Strategy Commission for the Italian Ministry of Industry and was member of the Permanent Committee for Global Consulting and Guarantee on Privatizations. He was Chairman and CEO of IRI S.p.A. from 1997 to 1999, and Chairman of Eni S.p.A. from 1999 to 2002. Currently, Mr.

Name	Position (dates)
Gros-Pietro is, among other things, President of Federtrasporto (the Italian association of transportation companies), and a member of the Directive Committee and General Council of Assonime, the Italian listed companies association, the board of the Union of Industrialists of Rome, and Confindustria’s General Council. He is also a member of the Board of Edison S.p.A. and of SEAT Pagine Gialle S.p.A, the Executive Committee and the General Council of the Aspen Institute Italia, the International Business Council of the World Economic Forum and the Supervisory Board of Sofipa Equity Fund, as well as Chairman of Autostrade S.p.A., Vice President of I.G.I. (Istituto Grandi Infrastrutture — Great Infrastructures Institute) and Senior Advisor for Italy of Société Générale Corporate & Investment Banking.

Hermann-Josef Lamberti	Director (2002 – present)

Born in Boppard (Germany) on February 5, 1956. Mr. Lamberti studied business administration in Cologne and Dublin and received a master’s degree in Business Administration in 1981. From 1985 to 1998 he held various management positions at IBM in Germany, France and the United States. He joined Deutsche Bank A.G. in 1998, as an executive vice president and then became Chief Operating Officer; he has been a member of the Board of Managing Directors since 1999. He is currently also Chairman of the Supervisory Board of Deutsche Bank Privat und Geschaftskunden AG, a member of the Supervisory Board of Carl Zeiss AG, and Deutsche Börse AG, and a non-executive director of Euroclear plc and Euroclear Bank SA.

Sergio Marchionne	CEO, Fiat S.p.A. (June 1, 2004 – present) CEO, Fiat Auto Holding B.V. and Fiat Auto S.p.A. (February 2005 – present) Director (2003 – present)

Born in Chieti (Italy) on June 17, 1952. Mr. Marchionne received a master’s degree in Business Administration from the University of Windsor, Canada in 1980 and graduated with a law degree from the Osgoode Hall Law School of York University of Toronto in 1983. He is a licensed barrister and solicitor and a chartered accountant. From 1997 to 2000, Mr. Marchionne was the Managing Director and CEO of Alusuisse Lonza Group Ltd., Zurich (“Algroup”), until its merger with Alcan. He remained Managing Director and Chief Executive of Lonza Group Ltd., Basel, the chemical entity carved out of Algroup in 1999. He has been Chairman of Lonza’s Board of Directors since 2002. He is also currently a director of Serono Ltd., Geneva, member of the Supervisory Board of Hochtief and Chairman of Société Générale de Surveillance Holding SA, Geneva, of which he has also been Managing Director and CEO since January 2002. On June 1, 2004, he was appointed CEO of Fiat S.p.A., and in February 2005, he also assumed the role of CEO of Fiat Auto Holding B.V. and Fiat Auto S.p.A. In March 2005, he was appointed Chairman of Banca Unione di Credito and in April 2006, he was appointed Chairman of CNH. He is a member of the General Council of both Confindustria and of Assonime (the

Name	Position (dates)
Association of listed Italian companies) and is a permanent member of the Fondazione Giovanni Agnelli. Since January 2006, he has been Chairman of ACEA (European Automobile Manufacturers Association).

Virgilio Marrone	Director (June 23, 2005 – present)

Born in Savona (Italy) on August 2, 1946. Mr. Marrone has a degree in management and business administration from Università Commerciale Luigi Bocconi in Milan. From 1973 to 1985, he was assistant to the CEO of IFI S.p.A. and from 1985 to 1993, he was General Secretary of IFI S.p.A. From 1993 to 2002, Mr. Marrone was Joint General Manager of IFI S.p.A. From 2002 to the present, he has been General Manager of IFI S.p.A. and from May 2006 to the present he has been CEO of the same company. Mr. Marrone is currently a member of the boards of SanPaolo IMI S.p.A. and the Exor Group.

Vittorio Mincato	Director (June 23, 2005 – present)

Born in Torrebelvicino (Italy) on May 14, 1936. Mr. Mincato worked at Eni S.p.A. for nearly 50 years, joining the company in 1957, and serving in a variety of positions before becoming CEO in 1998. In 2005, he became Chairman of Poste Italiane S.p.A., the Italian postal service. In addition, from 2002 to 2004, he was a member of CNEL (the Italian National Committee for Economy and Labor). In 2005, he was also appointed Chairman of Assonime, and is also currently a member of the Executive Board of Confindustria, Vice President of the Union of Industrialists of Rome and a member of the Board of Directors of Parmalat S.p.A., the Teatro alla Scala Foundation, the Accademia Nazionale di Santa Cecilia, and the Accademia Olimpica.

Pasquale Pistorio	Director (December 2004 – present)

Born in Agira (Italy) on January 6, 1936. Mr. Pistorio graduated with a degree in electrical engineering from the Polytechnic of Turin. In 1967, he joined Motorola Corporation, where he held various management positions. He became President and CEO of the SGS Group, an Italian microelectronics company, in July 1980. Following the merger of SGS Group with Thomson Semiconducteurs in 1987, Mr. Pistorio became President and CEO of the new company, SGS-THOMSON Microelectronics (renamed STMicroelectronics in 1998). Upon his retirement from that position in 2005, he was appointed Honorary Chairman. Mr. Pistorio is a member of numerous organizations, including the Internal Advisory Council of the Government of Singapore, the ICT Task Force of the United Nations and the International Business Council of the World Economic Forum. He is also Chairman of ENIAC, the technological platform for nanoelectronics of the EU, and Vice President of Confindustria for innovation and research. He is member of the Boards of Telecom Italia S.p.A. and of Chartered Semiconductor Manufacturing.

Name	Position (dates)
Carlo Sant’Albano	Director (May 3, 2006 – present)

Born in Turin (Italy) on May 31, 1964. Mr. Sant’Albano received a Bachelor of Arts degree in International Relations from Brown University and completed his studies with a MBA from the Harvard Business School. He began his career in finance as a fixed income trader in New York at Drexel Burnham Lambert. Later he entered the field of investment banking at Bear Stearns & Co. and then worked in the mergers and acquisitions group of Credit Suisse First Boston in New York. After moving to London in 2001, he was first Head of M&A for the pharmaceuticals sector in Europe and then, in 2004, became Chief Operating Officer for all M&A operations in Europe. He speaks five languages: Italian, English, French, Portuguese and Spanish. In February 2006 he was appointed Managing Director and General Manager of IFIL S.p.A. He is also member of the Boards of Sequana Capital, Juventus F.C. and Alpitour.

Ratan Tata	Director (May 3, 2006 – present)

Born in Mumbai (India) on December 28, 1937. Mr. Tata received a Bachelor of Science degree in Architecture from Cornell University in 1962. Mr. Tata joined the Tata Group in December 1962. He was assigned to various companies before being appointed Director-in-Charge of the National Radio & Electronics Company Limited (NELCO) in 1971. He was named Chairman of Tata Industries Limited in 1981, where he was responsible for transforming the company into a Group strategy think-tank, and a promoter of new ventures in high technology businesses. In 1991, he was appointed Chairman of Tata Sons Limited, the holding company of the Tata Group, India’s leading industrial group. He serves as the Chairman of the major Tata companies including Tata Steel, Tata Motors, Tata Power, Tata Consultancy Services, Tata Tea, Tata Chemicals, Indian Hotels and Tata Teleservices Limited and he is also the Chairman of two of the largest private sector promoted philanthropic trusts in India. He is associated with a number of important business and philanthropic organizations in India and abroad, including through his Chairmanship of the Government of India’s Investment Commission, and membership of: the Central Board of the Reserve Bank of India (RBI), the International Advisory Boards of Mitsubishi Corporation, the American International Group, and J.P. Morgan Chase, the International Investment Council set up by the President of the Republic of South Africa, the International Business Advisory Council set up by the U.K. Government and the Asia Pacific Advisory Committee to the Board of Directors of the New York Stock Exchange. He also serves on the Board of Trustees of the Ford Foundation and the Program Board of the Bill & Melinda Gates Foundations’ India AIDS Initiative, and chairs the Advisory Board of RAND’s Center for Asia Pacific Policy.

Mario Zibetti	Director (June 23, 2005 – present)

Name	Position (dates)
Born in Turin (Italy) on October 3, 1939. Mr. Zibetti graduated with a degree in economics and business administration from the University of Turin. Until 2000, Mr. Zibetti was a senior partner at Arthur Andersen S.p.A., where he had worked for more than 40 years. He is currently a member of the Board of Directors of Ersel Finanziaria S.p.A., Comital – Cofresco S.p.A. and Fabio Perini S.p.A.
     The Board has identified the following eight directors (a majority of the Board) as independent in accordance with the requirements for independence adopted by the Board of Directors on May 10, 2005: Roland Berger, Luca Garavoglia, Gian Maria Gros-Pietro, Hermann-Josef Lamberti, Vittorio Mincato, Pasquale Pistorio, Ratan Tata and Mario Zibetti. For a detailed description of the criteria for director independence we have adopted see Item 10. “Additional Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules.”
     The Board of Directors has established three internal committees: the Comitato Controllo Interno, or the Internal Control Committee, which currently includes three independent directors (Mr. Zibetti, who chairs the Committee, and Messrs. Lamberti and Mincato); the Comitato per le Nomine e Compensi, or the Nominating and Compensation Committee, which includes three directors, one of whom has executive authority and two who are independent (Mr. Elkann, who chairs the Committee, and Messrs. Garavoglia and Gros-Pietro); and the Comitato Strategico, or the Strategic Committee, which includes five directors (Mr. Montezemolo, who chairs the Committee, and Messrs. Berger, Elkann, Marchionne and Pistorio).
     The Internal Control Committee is primarily in charge of verifying that our administrative accounting system, organizational structure and internal controls systems are adequate. The committee receives periodic reports on these matters from the Group’s operating companies, and reports to the full Board of Directors at least every six months.
     The Nominating and Compensation Committee develops proposals for approval by the full Board of Directors, mainly with regard to general compensation plans for senior employees and appointments to senior positions within the Group. The Committee is also in charge of selecting and proposing new candidates to the Board of Directors or indicating the necessary qualifications, for both events of cooptation by the Board and appointment by the stockholders meeting. The independent members of the Committee also meet separately to develop proposal to the Board with regard to the compensation of executive directors (including their participation in stock option plans). For a detailed description of the tasks and duties of our Nominating and Compensation Committee, see Item 10. “Additional Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules.”
     The Strategic Committee, which was established following the stockholders’ meeting of June 23, 2005, is in charge of assisting the board of directors in designing strategic plans for Fiat and the Group as a whole.
     Our Board of Directors has not established an audit committee pursuant to Rule 10A-3 under the Exchange Act and NYSE listing standards, as our Board of Statutory Auditors meets the requirements to qualify for the relevant exemption under Rule 10A-3, which became applicable to us starting on July 31, 2005. See Item 10. “Other Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules.”

Senior Management
     In July 2004, Fiat’s CEO, Sergio Marchionne, announced the creation of the GEC, which now serves as the decision-making forum for Fiat’s fundamental strategic choices, including capital allocation, the review of business operations and evaluating the opportunities and potential threats facing the Company. The GEC, which comprises the Company’s CEO, the CEOs of the Group’s principal sectors, and representatives from Group-wide functions, is also designed to serve as a forum for maximizing Group-wide synergies, sharing best practices and promoting the Group’s leadership values.
     The membership of the GEC, other than those who also serve as directors, is currently as follows:

Name (Age)	Position (since)
Ernesto Auci (60)	Senior Vice President Institutional Relations, Fiat S.p.A. (2004)

Mr. Auci began his training as journalist at “Il Globo” in 1969. He continued his career as a journalist until 1984, when he was nominated Director of the External Relations Department at Confindustria. In 1992, he joined Fiat S.p.A. External Relations and Communications as Head of Information and Press. In 1997, he was appointed Editor of Italian financial daily Il Sole 24 Ore. He returned to Fiat Group in 2002 as CEO of Itedi S.p.A. and La Stampa and in 2004 he was appointed Head of Institutional Relations of Fiat S.p.A.

Domenico Bordone (60)	CEO, Fiat Powertrain Technologies (2005) Group Purchasing Coordinator (2004)

Mr. Bordone joined Fiat in 1963 in the Foundries Department. During his nearly 20 years’ stay with the Foundries and Forges Group, he held various positions, including Assistant to the Head of the Group. In 1983, he took up the responsibility of the Cast Iron Foundries Division. In 1986, he joined the Components Sector and shortly thereafter, in 1987 he became responsible for Planning and Industrial Rationalization. In 1988, he became General Manager of the Boards and Sensors Group, and in 1990, Head of the Automotive Components Sector Industrial Coordination. In 1992, he was appointed CEO of Magneti Marelli. In 2004, in addition, he assumed the role of Fiat Group Purchasing Coordination and in 2005 he left Magneti Marelli to become CEO of Fiat Powertrain Technologies.

Harold Boyanovsky (61)	CEO, CNH Global N.V. (2005)

Mr. Boyanovsky held several sales and marketing positions in the agricultural equipment industry before joining Case in 1985 as Managing Director. He subsequently was appointed to increasingly senior managerial positions, including Senior Vice President and General Manager of the Case construction business in North America, Senior Vice President and

Name (Age)	Position (since)
General Manager for the North American region, and President worldwide of agricultural equipment products. In September 2002, he was appointed President of CNH’s Construction Equipment Business. He became CEO of CNH in March 2005.

Ferruccio Luppi (56)	Senior Vice President of Business Development and Strategies, Fiat S.p.A. (2005)

Mr. Luppi joined IFIL S.p.A. in 1984 as Head of Equity Investments Control. In 1988, he became Head of the IFIL’s Development and Control Department, and in 1997 he became Head of the Industrial Investments Control Department at the Worms Group. In 1998, he was appointed Managing Director of the Worms Group. He became the CFO of Fiat S.p.A in 2002 and was appointed CEO of Business Solutions in 2004. In addition to his role as CEO of Business Solutions, in 2005 he was appointed Senior Vice President of Business Development and Strategies of Fiat S.p.A.

Mario Mairano (55)	Senior Vice President Human Resources, Fiat S.p.A. (2005)

Mr. Mairano joined Fiat in 1974 as Assistant to Head of Personnel at Industrial Vehicles Central Functions. From 1975 to 1983, he held several positions at Iveco, and in 1984 became Head of Iveco Labor Relations. In 1987, Mr. Mairano joined Fiat Auto Human Resources as Head of Labor Relations and Litigation and in 1991 he took up the responsibility of Development, Training and Communication. In 1993, he became Head of Personnel at Ferrari S.p.A. and in 1997 was appointed Head of Personnel of Ferrari and Maserati. In 2000, he joined Banca di Roma Group as Head of Personnel and in 2002 became Head of Human Resources of Capitalia Group. In 2004, he returned to Fiat Group as Senior Vice President of Human Resources at Fiat Auto and, in addition, he became interim Senior Vice President of Human Resources at Fiat S.p.A. Since 2005 he is Senior Vice President of Fiat S.p.A.

Paolo Monferino (59)	President and CEO Iveco S.p.A. (2005)

Mr. Monferino joined Fiat in 1973 as a design engineer. In 1977, he became Head of Purchasing and Procurement at Teksid, where he remained until 1980. From 1981 to 1983 he was Head of Worldwide Purchasing and Procurement at FiatAllis and from 1983 to 1987 he served as Managing Director of FiatAllis Latin America. Mr. Monferino became Chief Operating Officer of FiatAgri in 1987 and served in that position until 1991. From 1991 to 1996, he was Executive Vice President of Strategies and Business Development for New Holland, and from

Name (Age)	Position (since)
1996 to 2000, was Executive Vice President of Automotive Components and Industrial Diversified Sectors at Fiat. He became President and CEO of CNH Global N.V. in 2000, and was appointed CEO of Iveco in March 2005.

Daniele Pecchini (55)	President and CEO Comau S.p.A (2003)

Mr. Pecchini joined the Fiat Group in 1978 as an Research and Development Specialist in the Teksid Steel Division. In 1981 he moved to Fiat Allis as Director of Organization. In 1983 he joined Magneti Marelli, Components Sector, as Marelli Autronica General Manager. From 1987 to 1993 he served as Head of the Autronics Division, and he subsequently became Head of the Engine Systems Division in 1993. In 1996 he was appointed Vice President of Magneti Marelli Technical and Commercial Activities, and in 1998 he assumed the position of Vice President of Magneti Marelli’s Powertrain Business Unit. He became CEO of Comau S.p.A in 2003.

Eugenio Razelli (55)	CEO, Magneti Marelli (2005)

Mr. Razelli joined Fiat Auto in 1977 as Materials Manager at the Mirafiori plant. In 1980, he became Vice President of Manufacturing for the dishwasher division of Industrie Zanussi, a position that he held until 1982. Mr. Razelli was CEO of Gilardini Industriale from 1983 to 1984 and became General Manager of Stars and Politecna - Fiat Comind in 1985. From 1986 to 1993, he held various management positions with Magneti Marelli. Mr. Razelli became Vice President of Manufacturing at Pirelli Cavi in 1993 and President and CEO of Pirelli Cable North America in 1994. In 1996, he became Senior Executive Vice President at Pirelli Cavi, where he served until 2000. Mr. Razelli was President and CEO of Fiamm S.p.A. from 2001 to 2003. He became Senior Vice President of Business Development and Strategies at Fiat S.p.A. in 2003. In 2005, he became CEO of Magneti Marelli.

Riccardo Tarantini (57)	President and CEO, Teksid S.p.A (2003)

Mr. Tarantini joined Delchi S.p.A, Westinghouse Electric in 1975 where he held several positions, including Controller. In 1979 he moved to the Fiat Group as Controller in Teksid and in 1980 he became Head of Administration in the Aluminium Foundry Division. In 1985, he joined Toro Assicurazioni S.p.A and took charge of the Corporate Control Project. In 1987 he returned to Teksid as President and CEO of the Teksid Aluminium Foundry. In 1991 he was appointed Head of the Aluminium Foundry Division. In 1998 he became Sector Deputy Managing Director and Head of New Initiatives and International

Name (Age)	Position (since)
Development. In 2001 he was appointed Head of the Iron Business Unit and in 2003 he became President and CEO of Teksid SpA.
     In addition, our senior management includes the following individuals:

Name (Age)	Position (since)
Augusto Ambroso (61)	Head of Corporate Security and Chairman of Sirio S.c.p.a. (Sirio) and Consorzio Orione (Orione) (2001)

Mr. Ambroso started his career in the Carabinieri Corps in 1966, leaving the corps with the rank of Colonel. He joined the Fiat Group in 1991 and held several positions within the security field. In 1992, he became Chairman of Sirio. In 1993, he was named Head of Security for the EXPO 2000 and Lingotto.

Alessandro Baldi (53)	Group Controller, Fiat S.p.A. (2004)

Mr. Baldi started as an auditor at Earnst & Young in 1981 and later was promoted to senior manager. In 1989, he moved to Algroup, where he was Director of Internal Audit and then became Group Controller. In 1999, when Algroup spun off its chemical activities, Mr. Baldi became Group Controller of the new company, Lonza Group. In 2002, he moved to the SGS Group as Group Controller. He joined Fiat in 2004 as assistant to the Group Controller, and was named Group Controller in 2005.

Gilberto Ceresa (41)	Fiat Auto Steering Committee and GEC secretary (2005)

Mr. Ceresa joined Fiat Auto S.p.A. in 1989 as a Team leader in the IT department of Fiat Auto S.p.A.; he then became Head of IT processes at the Termoli Plant, from 1993 to 1996, and Head of the global client management project (DSI, DAL and ERP) from 1997 to 2000. From 2000 to 2002, he was the Head of the Product Data project at the GM-Fiat joint ventures. He was also Head of “Next,” the reengineering program, from 2003 to 2004. Later, he became Head of the SAP Platform project, CEO assistant and Sector Program Officer from 2004-2005.

Mauro Di Gennaro (44)	Chief Audit Executive and Compliance Officer, Fiat S.p.A. (2004)

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

Name (Age)	Position (since)
2004, he joined Fiat S.p.A. as Chief Audit Executive and Compliance Officer.

Nevio Di Giusto (53)	CEO, Elasis (2004)
CEO, Centro Ricerche Fiat (2006)

Mr. Di Giusto joined the Fiat Group in 1978 and held several positions in Fiat Auto in the Technical Department as responsible for Vehicle Engineering, Design and Development (1978-1991) and in 1992 he became Head of the Style and Design department. In 1997 he was responsible for a new department called Platform Development. In 2001 he was appointed Responsible for the Product Engineering Department and in 2002 responsible of Product Development in the BU Fiat, Lancia & Commercial Vehicles. In 2004 he was appointed CEO of Elasis and in 2006 CEO of CRF and Elasis.

Maurizio Francescatti (43)	Group Treasurer, Fiat S.p.A. (2004)
CEO, Fiat Finance S.p.A.(2004)

Mr. Francescatti started his career working for GFT in the foreign Finance office in 1989. In 1997, he joined Fiat Geva (part of the Fiat Group), where he was in charge of Bank Relations. Later in 2001, he became in charge of Finance co-ordination and in 2003 he became Treasurer. In 2004 he was appointed CEO of Fiat Finance and Group Treasurer.

Giorgio Frasca (64)	International Relations Manager, Fiat S.p.A. (2005)

Mr. Frasca began his career in 1964, at the Banca Nazionale del Lavoro and held positions in different Financial groups. He joined IFI International as Manager of the Paris Office in 1975. In 1978, he took charge of International Development Direction at Fiat S.p.A and the Fiat US Representative Inc. office Manager. In 1980, he was appointed Vice President and General Manager of Fiat France S.A. (in 1987 this also included Belgium, Netherlands and Luxembourg). In 1989, he worked on an International Activities and European activities Fiat Group project (being President and General Manager of Fiat France). In 1995, he became a member of the Committee of the Paris-Dauphine University (a public French university). In 2005, he was appointed Fiat S.p.A. International Relations Manager (keeping his position at Fiat France).

Carl Heinz Kalbfell (56)	CEO, Maserati (2005)

Mr. Kalbfell started his career by taking charge of the Communication department at Eriba Hymer (caravan and camper sector) in 1975. Then in 1977, he held several Marketing positions at BMW Group, as CEO of BMW Motorsport in 1987, as Marketing Manager of BMW Group in 1993, in 1997 as Head of Brand

Name (Age)	Position (since)
and Product Strategy for BMW Group and as the Senior Vice President Group Marketing in 2001. In 2004, he was appointed CEO of Rolls Royce. He joined the Fiat Group in 2005, working for Fiat Auto as Vice President Brand and Commercial Alfa Romeo. In September 2005, he became CEO of Maserati.

Simone Migliarino (58)	Senior Vice President Communications, Fiat S.p.A. (2004)

Mr. Migliarino joined Fiat S.p.A.’s Press Office and External Relations department in 1973. Subsequent positions at Fiat S.p.A. included Responsible for Relations with Provincial Press in Italy (1980-1984), Head of Media Support and Coordination (1984-1990), Head of Automobile Press Coordination (1990-1994) at Information and Media, Head of Product and Corporate Edition Press Office (1995-2001) and Head of Communications and Media Relations (2001-2004). In December 2004, he was appointed Head of Communications of Fiat S.p.A. and in April 2005 he was appointed Head of Communications of Fiat Auto S.p.A.

Antonio Perricone (59)	Chief Executive Officer, Itedi S.p.A. and La Stampa (2004)

Mr. Perricone started his career working for Arthur Andersen as an auditor in 1972. He then held several positions in BNL, Rusconi and Howert&Howert. In 1981, he became Managing Director of Publikompass and in 1983 Head of Operations at International, a company of the IFI Group. In 1987, he was named CEO of High Touch Enterprises and in 1990, CEO of Manzoni S.p.A. In 1995, he joined Sipra where he became CEO in 1998. In 2002, he became CEO of Maserati and in 2004 he joined Ferrari as Head of Brand and Partners Development. In December 2004, he was nominated as CEO of Itedi S.p.A. and La Stampa.

Paolo Rebaudengo (58)	Industrial Relations Manager, Fiat S.p.A. (2005)

Mr. Rebaudengo’s career began in 1970 working for INPS (a public company) and he held positions in the Human Resources department of Weber Group. He joined the Fiat Group working in the Industrial Relations department in 1981 for Fiat S.p.A. and in New Holland in 1992. In 1993, he joined Fiat S.p.A.’s Industrial Relations department. In 1996 he became Industrial Relations Manager (in 1996, in the External Relations and Communication department and in 1999, in the Human Resources department). Since 2005, the Industrial Relations Manager reports directly to Fiat Group CEO.

Name (Age)	Position (since)
Roberto Russo (46)	Senior Counsel, Fiat S.p.A. (2004)

Mr. Russo began his legal career as an attorney at the law firm Studio Legale L. Longhetto in Turin in 1984. In 1986, he joined Fiat S.p.A. Legal Affairs as an in-house Counsel. In 2001, he was nominated Mergers and Acquisitions Lead Counsel, and in 2004 he was appointed Senior Counsel of Fiat S.p.A.
     Our senior managers do not have a formal term of office.
     In addition, Mr. Marchionne assumed the role of CEO of Fiat Auto in February 2005, replacing Herbert Demel, who had left the Company. The CEO chose to take direct responsibility for the automobile sector so as to concentrate our efforts toward the recovery and relaunch of Fiat Auto. Other significant management changes in 2005 include the appointment of Paolo Monferino, former CEO of CNH, as CEO of Iveco, replacing José Maria Alapont, who left the Company. Harold Boyanovsky is currently serving as CEO of CNH as replacement for Mr. Monferino.
     On March 24, 2005, Fiat announced that Domenico Bordone was appointed CEO of the new FPT sector. On April 28, 2005 Eugenio Razelli was appointed the new CEO of Magneti Marelli, and was replaced as head of Business Development for Fiat by Ferruccio Luppi, who is also CEO of Business Solutions.
     In July 2005, Luigi Gubitosi resigned from the position of CFO. Until a successor is announced, Alessandro Baldi, the Group Controller, is in charge of Group Planning and Control and Maurizio Francescatti, the Group Treasurer, is handling all Corporate Finance responsibilities. Both Mr. Baldi and Mr. Francescatti are considered to be our principal financial officers.
     In August 2005, Nevio Di Giusto was appointed CEO of CRF replacing Gian Carlo Michellone who retired.
     During 2006, Roberto Pisa resigned from his position as Senior Vice President of Corporate Initiatives.
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
     The following table sets forth the names of the three members of the current Board of Statutory Auditors and their respective positions. The current Board of Statutory Auditors was appointed for a three-year term at the annual meeting of stockholders on May 3, 2006, to serve for the period from 2006 up until the date of the stockholders’ meeting approving the statutory accounts for fiscal year 2008.

Name	Title
Carlo Pasteris	Chairman
Giuseppe Camosci	Statutory Auditor
Cesare Ferrero	Statutory Auditor
     Our Board of Statutory Auditors meets the requirements to qualify for the audit committee exemption under Rule 10A-3, which became applicable to us starting on July 31, 2005. See Item 10. “Other Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules.”
     Compensation of Directors, Statutory Auditors and Senior Management
     In accordance with applicable Italian regulations (Article 78 of Regulation No. 11971 of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange, or “CONSOB”), issued on May 14, 1999 (“Regulation No. 11971”)), we disclosed in our published financial statements the following information regarding compensation paid in 2005 to the current and former directors, statutory auditors and senior management indicated below, who are listed with the title and as holding the position each held during the year ended December 31, 2005. See Item 6. “Directors, Senior Management and Employees” for more information.
Fees paid to Directors, Statutory Auditors and General Managers (in thousands of euros) (Article 78 of Consob Regulation No. 11971/99)

						Bonuses and
		Term		Compensation	Non-cash	other	Other
First name and last name	Office held in 2005	of office	Expiration (*)	for office held	benefits (**)	incentives	fees
IN OFFICE at December 31, 2005:
Luca Cordero	Chairman	1/1-12/31	2006	551.2	4.3		6,484.0
di Montezemolo				(1)			(2)

John Elkann	Vice Chairman	1/1-12/31	2006	550.0	17.1
				(3)
Sergio Marchionne	CEO	1/1-12/31	2006	2,000.0		4,648.0	351.9
						(4)	(5)
Andrea Agnelli	Director	1/1-12/31	2006	77.0
Angelo Benessia	Director	1/1-12/31	2006	98.0
Tiberto Brandolini d’Adda	Director	1/1-12/31	2006	77.0
Flavio Cotti	Director	1/1-12/31	2006	80.0
Luca Garavoglia	Director	1/1-12/31	2006	92.0
Gian Maria Gros-Pietro	Director	06/23-12/31	2006	41.3
Hermann-Josef Lamberti	Director	1/1-12/31	2006	71.0
Virgilio Marrone	Director	06/23-12/31	2006	41.3
				(6)
Vittorio Mincato	Director	06/23-12/31	2006	47.3
Pasquale Pistorio	Director	1/1-12/31	2006	92.0
Daniel John Winteler	Director	1/1-12/31	2006	92.0
				(7)
Mario Zibetti	Director	06/23-12/31	2006	53.3			3.3
							(8)
Cesare Ferrero	Chairman of the Board	1/1-12/31	2006	63.0			30.0
	of Statutory Auditors						(9)
Giuseppe Camosci	Statutory Auditor	1/1-12/31	2006	42.0
Giorgio Ferrino	Statutory Auditor	1/1-12/31	2006	42.0

(*)	Year in which the Stockholders Meeting is convened for approval of the Annual Report, coinciding with expiration of the term of office.

(**)	Includes the use of means of transport for personal purposes.

(1)	The gross annual compensation for the office of Chairman amounts to €500,000.

(2)	Compensation for the office held in the Ferrari subsidiary inclusive of the variable portion of his compensation. Starting from the fourth year of office, the Chairman and CEO of Ferrari will accrue the right to receive the following severance package: a sum payable over twenty years, the amount of which, after ten years, may not be greater than five times the fixed portion of his annual compensation, which in 2005 amounted to €2,742 thousand. The relevant accrual posted by Ferrari in 2005 amounted to €1.37 million. In addition, the Chairman and CEO of Ferrari was granted options for the purchase of 184,000 Ferrari shares at the price of €175 per share, exercisable until December 31, 2010. The exercise of 80,000 of said shares is subject to the placement of Ferrari shares on the stock market.

(3)	The gross annual compensation for the office of Vice Chairman amounts to €500,000.

(4)	Variable compensation whose payment is subject to the achievement of predetermined targets related to the annual budget and which may not be greater than 2.5 times the gross annual fixed compensation.

(5)	The amount includes compensation for the office held in the subsidiaries IHF (€342.3 thousand) and Buc (€9.6 thousand) but does not include compensation for the office held in Fiat Auto (€500 thousand), which he does not receive but is channeled to Fiat S.p.A. In 2005, the Company posted an accrual of €800.6 thousand for the CEO’s severance package.

(6)	Compensation channeled to IFI S.p.A.

(7)	Compensation channeled to IFIL S.p.A.

(8)	Compensation for the office of Statutory Auditor, held until June 8, 2005, in the subsidiary Atlanet.

(9)	Compensation for the office of Chairman of the Board of Statutory Auditors in Fiat Auto.
Stock Options granted to Directors and General Managers (Article 78 of Consob Regulation No. 11971/99)

Options
			Options held						Options exercised		expired in		Options held
Grantee		at the beginning of the year			Options granted during the year				during the year		the year	at the end of the year
	Office held	Number	Average	Exercise	Number	Average	Exercise	Number	Average	Average	Number	Number	Average	Exercise
First and	at the date of the	of	exercise	period	of	exercise	period	of	exercise	market price at	of	of	exercise	period
last name	grant	options	price	(mm/yy)	options	price	(mm/yy)	options	price	exercise date	options	options	price	(mm/yy)
Paolo Fresco	Chairman	2,250,000	20.614	07/01-01/10								2,250,000	20.614	07/01-01/10

Sergio	Chief Executive
Marchionne	Officer	10,670,000	6.583	06/08-01/11 *								10,670,000	6.583	06/08-01/11

*	The options are exercisable for one-third of the shares only upon satisfaction of the profitability targets, whose amount and reference period are defined in advance.
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
     In addition, the Board of Directors has granted Mr. Sergio Marchionne, as part of his compensation as CEO, options for the purchase of 10,670,000 Fiat ordinary shares at the price of €6.583 per share. In each of the first three years following the date of the grant, Mr. Marchionne will acquire the right to purchase a maximum of 2,370,000 shares per year, all of which will be exercisable only from June 1, 2008, for a period expiring on January 1, 2011. The remaining one-third of the options to be granted, for the purchase of 3,560,000 shares, will vest on June 1, 2008, subject to the satisfaction of certain predetermined profitability targets prior to that date. These options would also be exercisable from June 1, 2008, through January 1, 2011.
     Each member of the Board of Directors in 2005 received compensation comprising the following in respect of their service for that year:
•	€50,000 to be paid pro-rata within the end of the fiscal year; and

•	an additional sum based on a fee of €3,000 for every board or committee meeting attended by the director, with the exception of directors with executive authority.
     With respect to our current senior managers as listed in this Item 6 who are not directors, the aggregate expense we accrued during 2005 for their compensation during the year was approximately €20 million. Certain of these individuals held different positions within or outside of the Group during 2005. This aggregate expense is inclusive of the following:

•	the provision charged by the Group in respect of mandatory severance payments, amounting to €955,833 in 2005; these severance payments are a statutory obligation under Italian law, with the amount of each year’s accrual based on the employee’s remuneration for the year in question and the length of his or her service;

•	the amount contributed by the Fiat Group, equal to €442,059 in 2005, to an independent pension fund that has been created for our senior and mid-level officers, the assets of which are invested in insurance policies;

•	the amount contributed by the Fiat Group to a special defined contribution plan for the benefit of some executive officers, approved by the Board of Directors on June 2, 1995; in 2005, such contribution amounted to €83,017; and

•	the amount contributed by the Fiat Group to a special plan for senior executives (Individual Top Hat Scheme), approved by the Board of Directors on December 7, 2000, that provides a lump sum to be paid in installments if an executive leaves the Group before the age of 65; in 2005, such contribution amounted to €1,935,221.
     As of December 31, 2005, the senior managers listed in this Item 6 owned an immaterial number of shares of Fiat S.p.A. (comprising only ordinary shares, in an aggregate amount representing significantly less than 1% of the ordinary shares outstanding). As of December 31, 2005, these individuals have also been granted an aggregate of 989,700 options in respect of an equivalent number of Fiat’s ordinary shares. See the table on the previous page and Item 10. “Additional Information—Options to Purchase Securities From Registrant or Subsidiaries.”
     In accordance with applicable Italian regulations (Article 79 of Regulation No. 11971), Fiat disclosed in its published financial statements the following information regarding shares held as of December 31, 2005 by our directors and statutory auditors.
Interest held by Directors and Statutory Auditors (Article 79 of Consob Resolution No. 11971/99)

		Number of Shares
	Class of	Held at	Acquired	Sold in	Held at
Name	Shares	12/31/04	during 2005	2005	12/31/05
Luca Cordero di Montezemolo	Ordinary	19,172	—	—	19,172
Sergio Marchionne	Ordinary	—	220,000	—	220,000
Cesare Ferrero	Ordinary	1	—	—	1
     On May 3, 2006, Mr. Montezemolo acquired 88,000 ordinary shares and on May 22, 2006, he purchased an additional 20,000 ordinary shares. Also on May 22, 2006, Mr. Marchionne acquired 20,000 ordinary shares.
     Employees and Labor Relations
     As of December 31, 2005, we had 173,695 employees, as compared to 161,066 in 2004. During 2005, we hired approximately 15,800 new employees, of which approximately 2,700 in Italy, including those hired on a temporary basis. Over the same period, approximately 17,100 people left the Group, of which approximately 5,200 in Italy. Acquisitions and divestitures completed during the year resulted in a net increase of approximately 13,900 employees. We adopt flexible employment solution, when possible, in order to make our output resources respondent to market changes.

Number of Fiat Group Employees at 12/31/04	161,066
Additions	15,820
Reductions	(17,132)
Changes in the scope of consolidation	13,941

Number of Fiat Group Employees at 12/31/05	173,695
     For more information on the number of employees in each of the Group’s sectors, see the table “Operating Results by Sector” in Item 4. “Information on the Company—Historical Overview.”
     Our total personnel expenses in 2005, including wages and salaries, employee benefits and special reserves for severance indemnities, totaled €6,158 million, representing 13.2% of net sales and revenues.
     As of December 31, 2005, the number of employees based in Italy was 77,070, or 44.4% of the total number of our employees worldwide, and they represent approximately 1.5% of the Italian industrial workforce.
     Labor agreements
     At the end of 2005, approximately 40% of our employees in Italy were members of labor unions. None of our facilities in Italy is operated on a closed-shop basis. The Italian industrial relations system establishes that labor agreements are negotiated at two separate and distinct levels – a national collective bargaining agreement every four years between the national employers’ association belonging to a specific industry and national unions; the agreement is aimed at providing a basic framework on working conditions, including pay and hour provisions. The separate agreement negotiated at a company level between management and the union representatives of employees addresses issues having specific importance for the firm and may act to supplement the general and basic provisions set forth by the national collective bargaining agreement.
     Most of our employees (including both white-collar and blue-collar workers) in Italy are covered by the national collective bargaining agreement for metalworkers, which was renewed in May 2003. The agreement is applicable for 4 years, as far as work rules provisions are concerned whereas clauses on economic terms of such agreement expired on December 31, 2004. The new agreement was reached on January 19, 2006, following year-long negotiations, and provides for a 6% increase in the minimum contractual wage over an extended 30-month period (six months longer than the normal 24-month contractual period for wages provisions), from 1 January, 2005 through 30 June, 2007. During the negotiation period compensation have been paid under the term of the previous agreement.
     With regard to negotiations at the company level, even though the Group-wide agreement formally expired on September 30, 1999, we and our unions agreed that an annual bonus calculated on the basis of the old contract should be paid to covered employees with respect to 2005. The average bonus totaled €1,414 per employee before withholding, an amount similar to the bonus paid for 2004. In May 2006 the trade unions officially presented requests for renewal of the Fiat Group collective bargaining agreement asking for an €1,300 increase in the annual bonus by 2008. We declared our willingness to review the bonus introducing a new calculation system that will link any bonus dynamic to the achievement of our stated targets for the Group’s trading performance. Negotiations started on May 22, 2006 and an agreement was reached at the end of June 2006. The agreement provided for a €500 increase in the 2006 annual bonus in consideration of the sharp improvement in the Group’s performance in 2005. A further €200 increase in the annual bonus may be awarded for 2007 if the Group’s trading profit targets for 2006 are met and an additional €400 in the bonus for 2008 may be awarded if the Group and its sectors’ trading profit targets for 2007 are achieved and if quality index improvements are realized. The total increase in the annual bonus through 2008 could thus reach €1,100

     Industrial reorganization and recover competitiveness
     The discussions carried out in 2005 with the trade unions and representatives of employees at company level focused on finding solutions to handle the social impact of the programs implemented by the various Group companies to restructure and streamline their organizations and recover competitiveness. The meetings mainly concerned measures needed to bring the Group’s manufacturing operations in line with market needs, to improve their efficiency and operational flexibility, and to manage the impact on staffing levels of reorganization programs implemented to reduce business governance costs.
     At European level, the Group has formed a representative body complying with Council Directive 94/45/EC on the establishment of a European Works Council (“EWC”) or a procedure in Community scale undertakings and Community-scale groups of undertakings for the purposes of informing and consulting employees. The agreement on the establishment of the EWC, signed in 1996 (and renewed for the first time in 2001), was further renewed on June 29, 2005 through an agreement signed by the European Metalworkers’ Federation (EMF – which represents the trade union organizations of the European countries where the Group is present) and the Italian trade organizations. The new agreement, that will be effective until the end of 2009, changed the distribution of seats by country so that employees of those countries that joined the EU as a result of its enlargement are also represented on the EWC. The 30 seats have therefore been re-distributed on the basis of the Group’s current employment distribution in Europe.
     In Italy, discussions with the trade unions, both at the national and local level, were carried out constructively. A number of meetings were held to explain and discuss the different stages of the Group’s restructuring process. A key meeting with trade unions, national government and local authorities was held on August 3. At that meeting, Sergio Marchionne, Fiat’s CEO, explained the Group’s situation, focusing in particular on Fiat Auto’s operating performance and development plan as it applies to product range planning, to production allocations and to Fiat Auto’s capital investment program, as well as the conditions for implementation of the program. The situation for the other group sectors was discussed in detail during meetings held in autumn. On those occasions, the executives in charge of the different businesses explained the relevant strategies and action plans to the trade unions, highlighting the programs that they planned to implement to achieve the profitability and competitiveness targets assigned to them. The actions that would be required at the operational level were then reviewed with local union representatives at the manufacturing facilities affected by these programs, with the goal of finding consensus solutions to manage the programs’ impact on employees and identify the most appropriate measures for each case.
     At Fiat Auto, capacity underutilization at some plants that was attributable to lower sales volumes, was handled by using the Cassa Integrazione Guadagni Ordinaria (Temporary Layoff Benefits Fund). This tool was also used in the administrative, technical and sales departments and affected mainly office staff and middle managers whose workload had decreased due to the reduction in sales volumes and ongoing organizational changes. At the end of 2005, there were approximately 900 employees in Fiat Auto’s administrative, technical and sales departments and Fiat Purchasing Italia who were receiving Cassa Integrazione benefits (which was significantly less than the 1,800 envisioned when the application process got under way in April). This figure will be further reduced to little more than 500 people by June 2006.
     As a result, during the first months of 2006, the Company and the trade unions agreed to request an extension of Cassa Integrazione benefits, while seeking consensus solutions on how to handle any remaining redundancies. Specifically, both parties believe that the mobilità lunga (long-term mobility benefit to bridge the period prior to retirement) system could be the most appropriate tool.

     The Cassa Integrazione Straordinaria (temporary layoff benefits fund) was used in connection with the manufacturing rationalization and reorganization plan launched by FPI at the end of 2004, affecting the Mirafiori (Turin) and Arese (Milan) powertrain production facilities.
     On the other hand, in areas in which a favorable demand trend produced an increase in manufacturing activity, the Group took action to increase plant utilization. These actions, which were taken with the agreement of employee representatives and/or trade unions, included an increase in the number of shifts (e.g., agreements to reintroduce a six-day working week in production organization at the Sata plant in Melfi, specifically to ramp up production of the Grande Punto, and at Fiat Powertrain’s factories in Termoli and Pratola Serra) and the use of overtime work (e.g., CNH’s plant in Jesi).
     Solutions designed to improve the use of the Group’s manufacturing capacity are also being planned in Poland, where Fiat Auto and FPT plan to resume Saturday overtime work and where Teksid will introduce an 18-shift rotation. Iveco has reached agreements aimed at improving working flexibility at its Ulm plant in Germany, as has CNH in Belgium.
     With the exception of the strikes called in Italy for the renewal of the National Collective Labor Agreement for Metalworkers (mentioned above), instances of labor unrest were relatively minor.
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
     Training and Scholarships
     In 2005, Fiat Group companies throughout the world invested a total of €90 million, or 2.1% of total payroll costs, in professional development and training programs designed to support their operations. Approximately 89,000 employees participated in these programs in 2005.
     Isvor Fiat, which acts as the corporate university of the Fiat Group and also sells its services to non-Group clients, in 2005 provided training, consulting and professional support programs representing a total of 15,475 classroom days. An additional 26,189 employees received a total of 137,748 hours of distance- and open-learning support.
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
     In 2005, we awarded 581 grants, including 185 to students in Italy and 396 to students in other countries (Brazil, France, Poland, Spain and the United States), in an aggregate amount of €1,032,600.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
Description of Capital Stock
     Fiat’s capital stock consists of ordinary shares, preference shares and savings shares with a par value of €5.00 each. As of June 15, 2006, the number of such shares outstanding was as follows: 1,092,246,316 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares.
     For a description of the capital increases effected in 2002 and 2003 see “Item 7- Major Stockholders and Related Party Transactions” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
     On September 15, 2005, in accordance with a delegation of authority granted by the September 12, 2003 extraordinary stockholders meeting pursuant to Article 2443 of the Italian Civil Code, Fiat’s Board of Directors passed a resolution approving a capital increase in connection with the maturity of the €3 billion mandatory convertible facility. The facility was repaid in full to the lending banks in accordance with its terms at maturity on September 20, 2005 through the issuance by Fiat and subscription by the lending banks of 291,828,718 new ordinary shares. The new ordinary shares have the same characteristics as those already outstanding (including a par value of €5 and a full entitlement to any dividends) and were subscribed for by the banks at an issue price of €10.28 per share (the resultant share premium therefore equaling €5.28 per share). The issue price was determined in accordance with a formula set forth in the mandatory convertible facility, as explained in more detail in Note 25 to the Consolidated Financial Statements included in Item 18. In accordance with Italian law concerning stockholders’ preemptive rights, optional rights to purchase such new shares were offered to all existing stockholders in the ratio of 149 new shares for every 500 Fiat shares (of any class) owned.
     For additional information on our share capital, see Item 10. “Additional Information—By-laws.”
     Major Stockholders
     Fiat is directly controlled by IFIL S.p.A. (“IFIL”) , its largest single stockholder, which in turn is controlled by IFI S.p.A. (“IFI”) . As of June 15, 2006, IFIL owned 30.06% of Fiat’s ordinary shares outstanding at that date.

     The following tables present information on each of those stockholders who owned more than 2% of Fiat’s ordinary shares and preference shares as of the dates indicated, based on information available to us as of such dates. “N/A” signifies that to our knowledge, as of the relevant date, the stockholder in question no longer owned 2% or more of our ordinary or preference shares, as applicable. Because the savings shares are in bearer form and are entered in the stockholders’ register only at the request of the stockholder, our records do not indicate the extent to which savings shares are directly held by any single stockholder, and no stockholder has notified us that it owns more than 2% of our savings shares.

	As of June 15, 2006		As of June 23, 2005		As of May 31, 2004
	No. of		No. of		No. of
	Ordinary	% of	Ordinary	% of	Ordinary	% of
	Shares	class	Shares	class	Shares	class
IFIL	328,333,447	30.06	240,583,447	30.06	240,583,447	30.06
Gruppo Banca Intesa	66,391,197	6.08	N/A	N/A	N/A	N/A
Gruppo Unicredito italiano	60,838,315	5.57	N/A	N/A	N/A	N/A
Gruppo Capitalia	41,474,296	3.80	N/A	N/A	N/A	N/A
Fidelity International Ltd.	26,390,094	2.42	N/A	N/A	N/A	N/A
FMR Corp.	26,126,700	2.39	N/A	N/A	N/A	N/A
Assicurazioni Generali S.p.A. (and affiliates)	26,001,817	2.38	26,001,817	2.76	26,001,817	2.76
ING Group	N/A	N/A	28,500,000(* )	3.56	N/A	N/A
Cater Allen International	N/A	N/A	27,000,000 (** )	3.37	N/A	N/A
Libyan Arab Foreign Investment Co.	N/A	N/A	21,670,105	2.70	21,670,105	2.70
Merrill Lynch & Co. Inc.	N/A	N/A	19,037,641	2.38	N/A	N/A
Mediobanca Banca di Credito Finanziario S.p.A.	N/A	N/A	18,075,000	2.24	19,112,590	2.39
SanPaolo (and affiliates)	N/A	N/A	16,535,954	2.07	16,535,954	2.07

*	ING held 15,000,000 of these shares as a lender.

**	Cater Allen International held 27,000,000 of these shares as a lender.

	As of June 15,
	2006		2005		2004
	No. of	%	No. of	%	No. of	%
	Preference	of	Preference	of	Preference	of
	Shares	class	Shares	class	Shares	class
IFIL	31,082,500	30.09	31,082,500	30.09	31,082,500	30.09
     None of the shares held by the above stockholders provides any special voting rights.
     In June 1999, IFI, IFIL, Assicurazioni Generali S.p.A. and Deutsche Bank AG agreed to consult with each other (and with the Board of Directors of Fiat S.p.A.) prior to any sale of their respective shares in Fiat and to meet from time to discuss possible strategies to be undertaken by the Group. This arrangement does not expressly create any legal obligations among the parties and is not binding under Italian law. In September 2000, Imi Investimenti (then called Nuova Holding SanPaolo-IMI), an affiliate of SanPaolo, joined this arrangement.
     As noted above, Fiat is indirectly controlled by IFI, which in turn is controlled by Giovanni Agnelli & C. S.A.p.A. (“GA”), an Italian limited partnership, which, as of May 31, 2006, owned 100% of the voting power and 53% of the equity of IFI. John Philip Elkann, the Vice Chairman of the Board of Fiat S.p.A., is the Vice Chairman of and a partner in GA and, together with other members of the Agnelli family, owns substantially all of the ownership interest in GA. Tiberto Brandolini d’Adda, a director of Fiat since May 30, 2004, is a director of and a partner in GA, and is also a member of the Agnelli family.

     Trading by the Group in Fiat Shares
     Under Italian law, Italian companies are not permitted to purchase their own shares unless authorized to do so by their stockholders, and then only in accordance with certain legal requirements. The annual general meeting of Fiat stockholders held on May 13, 2003, renewed an existing authorization to purchase up to an aggregate amount of 61,642,560 of Fiat’s shares of all three classes for a period of 18 months, adding the requirement that the purchased shares, when added to the shares already held by Fiat and its subsidiaries, may not exceed a maximum of 10% of the total capital stock issued. This resolution expired in November 2004, and as of June 15, 2006, Fiat S.p.A. held 4,314,458 ordinary shares in treasury.
     Subsidiaries of Italian companies may, subject to stringent restrictions under Italian law, purchase outstanding shares of their parent companies.
Related Party Transactions
     Many of the Group’s operating companies provide services to other member of the Group. Transactions among Group companies, whether they are made to support vertical manufacturing integration or to provide services, are carried out at terms that, considering the quality of the goods or services involved, are competitive with those available in the marketplace.
The main transactions that took place during 2005 between Fiat and its subsidiaries and associated companies are summarized below:

•	Subscription to capital increases of subsidiaries as described in the Notes to the financial statements of Fiat S.p.A.;

•	Licensing of the right to use the Fiat trademark, for a consideration based on a percentage of sales, to Fiat Auto;

•	Contributions provided to Group companies for initiatives to enhance the Group’s image;

•	Services provided by Fiat S.p.A. managers to Fiat Auto, Iveco S.p.A., Teksid, Magneti Marelli, Comau, Business Solutions, Itedi and other minor Group companies;

•	Grant of suretyships and guarantees in connection with the issuance of bonds (Fiat Finance and Trade), loans provided by banks (Fiat Finance S.p.A. – formerly Fiat Ge.Va. S.p.A., FMA — Fabbrica Motori Automobilistici S.r.l., Banco CNH Capital S.A., CNH America LLC, Fiat Automoveis S.A. and other minor companies), the issuance of “billets de tresorerie” (Fiat Finance and Trade), credit lines (CNH, CNH Capital America LLC, CNH Capital Canada Ltd., NH Credit Company LLC and other minor companies) and payment obligations under building rental contracts (Fiat Auto and its subsidiaries). In addition, a $1 billion direct credit line is in place between Fiat S.p.A. and CNH;

•	Rental of buildings to Ingest Facility S.p.A.;

•	Current accounts and short-term financings management (Fiat Finance S.p.A.), purchase of administrative, fiscal, corporate affairs and consulting services (Fiat Gesco S.p.A.), payroll and other general services (Fiat Servizi per l’Industria S.c.p.A.);

•	Purchase of inspection and internal auditing services from Fiat-Revisione Interna S.c.r.l.;

•	Purchase of information technology services provided by PDL Service S.r.l. and eSPIN S.p.A.;

•	Purchase of external relations services provided by Fiat Information and Communication Services società consortile per azioni;

•	Office space and real property maintenance services provided by Ingest Facility S.p.A.;

•	Security services and other services provided by Consorzio Orione and Sirio S.c.p.A.;

•	Purchase of automobiles from Fiat Auto.
     Fiat S.p.A., as consolidating company, and almost all its Italian subsidiaries decided to comply with the national tax consolidation program according to articles 177/129 of T.U.I.R. (Consolidated Law on Income Tax).
     Relationships with related parties, whose definition was extended in accordance with IAS 24, include not only normal business relationships with listed groups or other major groups in which the directors of the Company or its parent companies hold a significant position, but also purchases of Group products at normal market prices or, in the case of individuals, the prices that are usually charged to employees. Transactions with related parties to be mentioned include professional services rendered by Mr. Franzo Grande Stevens (consultancies and activities performed in his capacity as secretary of the Board of Directors) to Fiat S.p.A. for a total of €940 thousand.
     Based on the information received from the various Group companies, there were no atypical or unusual transactions during the year. Extraordinary transactions among Group companies or with related parties that occurred during the year are as follows:
•	Within Ferrari S.p.A.; an entity comprising the group of companies that manufacture and sell Maserati cars was transferred to a company that simultaneously assumed the name Maserati and was sold to Fiat Partecipazioni S.p.A.;

•	Within the framework of the reorganization of central activities in France, aimed at transferring the role of national company to the main operating company, Fiat France S.A. was merged into Fiat Auto France S.A. which took its name. Before the merger, Fiat France S.A. had been sold by Fiat Partecipazioni S.p.A. to Fiat Finance Netherlands B.V.; concurrently, Fiat France S.A. sold its 100% interest in La Stampa Europe SAS to Itedi.
ITEM 8. FINANCIAL INFORMATION
Consolidated Financial Statements
     See Item 18. “Financial Statements.”

Other Financial Information
Export Sales
     Export sales from Italy, which totaled €9.312 million in 2005, as compared with €9.240 million in 2004, represented 20% of the Group’s net revenues (20.2% in 2004).
Legal Proceedings
     We are parties to litigation, arbitration and other legal proceedings incidental to the ordinary course of our business, including in relation to our divestitures and asset disposals. While we have established reserves for various liabilities and risks, including certain risks arising from contractual, commercial and regulatory disputes and proceedings, we cannot assure you that the ultimate outcome of any current or future proceedings or claims against us will not result in the imposition of material damages or other costs on us in excess of these reserves. Neither we nor any of our subsidiaries are a party to any legal proceeding that is pending or, as far as our senior management is aware, that threatened or contemplated against us or any such subsidiary that, if determined adversely to us or any such subsidiary, would have a materially adverse effect, either individually or in the aggregate, on the business, financial condition or results of operations of the Fiat Group.
     In February 2006, Fiat received a subpoena from the SEC Division of Enforcement regarding a formal investigation entitled “In the Matter of Certain Participants in the Oil-for-Food Program”. Under this subpoena, we are required to provide the SEC with identified documents relating to certain members of the Group, including certain CNH subsidiaries and Iveco, regarding matters relating to the United Nations Oil-for-Food Program. A very substantial number of companies, including a handful of members of the Group, were mentioned in the October 2005 “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme”, which report alleged that these companies engaged in transactions under the program that involved inappropriate payments to the former government of Iraq and officials of that government. The Group has already provided a significant quantity of documents to the SEC in response to the subpoena, and continues to collect additional documents. Given the on-going nature of the inquiry, which is still in its initial stages, management is currently unable to predict what impact, if any, the SEC investigation may have on the Group.
Dividend Policy
     Upon the recommendation of our Board of Directors, dividends are declared at the annual general meeting of our stockholders following the close of each fiscal year and paid in the middle of the same fiscal year during which they are declared with respect to shares outstanding on the date such dividends are declared. The following table sets forth the annual dividends payable per ordinary, preference and savings share in respect of each of the years indicated. The table also sets forth such dividend information, translated into dollars per ordinary, preference and savings ADS on the basis of the Noon Buying Rate for euros on the date that the respective dividends were payable.

Dividends Payable in Respect of the	Ordinary		Preference		Savings
Fiscal Year ended December 31,	Share	ADS	Share	ADS	Share	ADS
	(euros)	($)	(euros)	($)	(euros)	($)
2001	0.31	0.27	0.31	0.27	0.47	0.41
2002	—	—	—	—	—	—
2003	—	—	—	—	—	—
2004	—	—	—	—	—	—
2005	—	—	—	—	—	—
     In recognition of the net loss we incurred in the past, notwithstanding our recording net income for the fiscal year ended December 31, 2005, we were unable to declare or pay any dividends in respect of any category of shares for the forth year in a row. Additionally, the Board of Directors proposed to allocate the net income of €223,019,671 recorded in the unconsolidated statutory accounts of Fiat to partially cover the losses carried forward, which consequently amount to €726,080,851. Fiat’s stockholders approved this recommendation at the annual general meeting on May 3, 2006.
     Under our by-laws, when the dividend paid to savings stockholders in any year amounts to less than €0.31 per share, the difference between the amount paid and €0.31 shall be added to the preferred dividend to which they are entitled in the following two years. The right to receive the amount of such difference when a dividend less than €0.31 is paid with respect to any year expires after two years, regardless of whether any dividend was paid with respect to the two subsequent fiscal years. Our failure to pay the minimum dividend of €0.31 per savings share with respect to each of fiscal years 2004 and 2005 requires that we add the amount of each missed dividend to the preferred dividend payable, if any, with respect to fiscal year 2006.
     Whether future dividends will be paid will depend upon our earnings, financial condition and other factors, including the amount of dividends paid to Fiat by its subsidiaries. In addition, before dividends may be paid out of Fiat’s unconsolidated net income in any year, an amount equal to 5% of such net income must be allocated to its legal reserve until such reserve is at least equal to one-fifth of the par value of its issued share capital. At December 31, 2005, Fiat’s legal reserve was €447 million, while the par value of its issued share capital was €6,377 million.
     We are not subject to any Italian governmental restrictions on dividend payments to foreign stockholders.
Significant Changes
     See Item 4. “Information on the Company—Introduction—Recent Developments” for a description of material developments that have occurred since December 31, 2005.
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

	Ordinary ADRs		Preference ADRs
	High	Low	High	Low
		(in dollars)
2000	36.06	21.19	21.87	13.00
2001	25.55	14.30	17.12	10.50
2002	16.83	7.90	11.50	4.95
2003	10.02	6.06	6.55	3.80

2004
First Quarter	8.07	6.68	5.25	4.00
Second Quarter	8.45	6.24	5.00	5.00
Third Quarter	8.28	7.02	4.60	4.60
Fourth Quarter	8.06	6.85	4.97	4.35

2005
First Quarter	8.28	7.18	5.90	5.00
Second Quarter	7.56	5.90	6.10	5.00
Third Quarter	9.63	7.02	8.45	6.10
Fourth Quarter	9.08	8.02	7.50	5.90
December	9.08	8.20	6.90	5.90

2006
January	10.22	9.04	7.90	7.90
February	10.95	9.73	8.85	8.75
March	12.63	10.68	No trading	No trading
April	14.32	12.51	10.00	10.00
May	14.92	12.14	No trading	No trading
     As of May 31, 2006, 1,092,246,316 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares were outstanding. As of the same date, there were 2,826,918 outstanding ordinary ADRs held by 540 record holders, 7,213 preference ADRs held by eight record holders and 1,365 savings ADRs held by four record holders.
     The following table sets forth, for the periods indicated, the reported high and low sales prices for the ordinary shares, preference shares and savings shares on the Italian Stock Exchange.

	Ordinary Shares		Preference Shares		Savings Shares
	High	Low	High	Low	High	Low
	(in euros)
2000	35.41	25.88	21.57	12.53	17.18	13.00
2001	27.55	15.99	18.34	10.50	16.38	9.54
2002	17.34	7.70	12.18	4.27	11.38	4.18

2003
First Quarter	9.440	5.599	5.609	3.253	5.514	3.320
Second Quarter	7.306	5.562	4.507	3.259	4.532	3.284
Third Quarter	7.211	5.248	5.642	3.289	4.438	3.369
Fourth Quarter	7.062	6.063	4.187	3.642	4.347	3.902

2004
First Quarter	6.412	5.458	3.852	3.412	4.079	3.701
Second Quarter	6.945	5.254	4.470	3.301	4.705	3.573
Third Quarter	6.851	5.763	4.394	3.837	4.668	3.965
Fourth Quarter	5.997	5.433	3.980	3.657	4.243	3.893

2005
First Quarter	6.259	5.585	4.692	4.021	5.15	4.384
Second Quarter	6.206	4.607	5.325	3.523	5.569	3.887
Third Quarter	7.77	5.796	7.137	5.212	7.354	5.549
Fourth Quarter	7.674	6.626	6.859	5.59	7.058	6.011
December 2005	7.674	6.998	6.14	5.775	6.8	6.416

2006
January	8.428	7.447	6.853	5.984	7.432	6.644
February	9.165	8.111	7.376	6.585	8.150	7.179
March	10.278	8.917	8.312	7.220	8.958	7.871
April	11.42	10.178	9.164	8.251	10.132	9.015
May	11.691	9.461	9.371	7.739	10.349	8.479
          In addition to the shares represented by the ADRs, at June 30, 2002, the last date upon which we paid a dividend, 12,715,241 ordinary shares and 1,530,235 preference shares were held on record in the United States. These ordinary shares and preference shares were held on record by 269 and 139 holders, respectively, and, together with the shares represented by the ADRs, represented in the aggregate 5.32% and 1.66% of the number of ordinary shares and preference shares then outstanding. Because the savings shares are in bearer form, our records do not indicate the extent to which savings shares are directly held in the United States. Since certain of the ordinary shares, preference shares and ADSs were held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.
          On June 15, 2006, the closing prices of our ordinary, preference and savings shares on the Italian Stock Exchange were €10.088, €8.027 and €9.085 respectively, and the closing price of our ordinary ADR on the New York Stock Exchange was $13.09. There was no trading in the preference share ADRs on June 15, 2006.
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
•	Options are granted to individual managers on the basis of objective parameters that take into account the level of responsibility assigned to each individual, as well as his or her performance.
•	If employment is terminated or an employee’s relationship with the Group is otherwise severed, options that are not exercisable become null and void. However, vested options may be exercised within 30 days from the date of termination, subject to certain exceptions.
•	The option exercise price is determined based on the average price of our ordinary shares on the Italian Stock Exchange for the month preceding the option grant, and is subject to an adjustment in certain circumstances involving a change in our share capital. The exercise price must be paid in cash upon purchase of the underlying shares.
•	The options are normally exercisable starting one year after they are granted and for a period of eight years thereafter; however, during the first four years during which exercise is permitted, exercise is limited to annual tranches, which are cumulative, of no more than 25% of the total number of options granted.
          The following table lists each of our stock option plans by date, number of grantees, total options granted, exercise price and scheduled expiration date.

		Total
	No. of	Options	Options Still
Year of Grant	Grantees	Granted	Outstanding	Exercise Price*	Expiration
1999(1)	578	1,248,000	316,000	€26.120	Mar. 31, 2007
2000	783	5,158,000	1,788,000	€28.122	Feb. 18, 2008
2001 (February)	16	785,000	300,000	€24.853	Feb. 27, 2009
2001 (October)	775	5,417,500	2,299,000	€16.526	Oct. 31, 2009
2002	731	6,100,000	3,046,500	€10.397	Sept. 12, 2010

*	All as adjusted following the capital increases effected by Fiat S.p.A. in 2002 and 2003. The capital increase of September 2005 did not give rise to any such adjustment.

(1)	Unlike the subsequent plans, the 1999 plan provided that the grantee could exercise 50% of the options granted after two years, and the remaining balance any time from and after the end of the third year following the grant. The subsequent plans generally contain the terms described in the table above.
          For information on stock options that have been granted to our directors, see Item 6. “Directors, Senior Management and Employees—Compensation of Directors, Statutory Auditors and Senior Management.”

          The table below summarizes the information on options outstanding at January 1 and December 31 of each of 2005 and 2004.

		2005			2004
		Average			Average
	Number	exercise	Market	Number	exercise
	of shares	price (*)	price	of shares	price (*)	Market price

Options outstanding on 1/1	10,502,543	16.38	5.9	12,697,743	16.46	6.14
Options granted during the year	—	—	—	—	—	—
Expired options	2,753,043	—	—	2,195,200	—	—
Options outstanding on 12/31	7,749,500	17.51	7.37	10,502,543	16.38	5.9
Options exercisable on 12/31	6,987,875	18.28	7.37	7,144,748	18.8	5.9

(*)	These exercise prices are as adjusted following the capital increases effected by Fiat S.p.A. in 2002 and 2003. The capital increase of September 2005, did not give rise to any such adjustment.

(**)	For purposes of the table, the market price for options outstanding on January 1, 2005 and 2004, means the official share price on the Italian Stock Exchange on the last trading day of the year in 2004 and 2003, respectively; the market price for options outstanding on December 31, 2005 and 2004, means the official share price on the Italian Stock Exchange on the last trading day of the year in those years; and the market price for options granted during the year is calculated as the average price of our shares on the Italian Stock Exchange over the month preceding the date of grant (the same method used to calculate the exercise price of the option granted).
          For additional information on our stock option plans, see Note 24(v)(u) to the Consolidated Financial Statements included in Item 18.
          Finally, the general stockholders’ meeting held on May 3, 2006, authorized the adoption and implementation by the Board of Directors of an incentive plan to be based on financial instruments linked to Fiat shares that are issued by leading financial institutions. Such a plan will be offered to a maximum of 200 Group managers who have significant impact on our business results and will involve the equivalent of no more than of 20 million Fiat shares.
          By-laws
          The following is a summary of certain information concerning our shares and by-laws (Statuto) and of Italian law applicable to Italian companies whose shares are listed in a regulated market in the EU, as in effect at the date of this annual report. The summary contains all the information that we consider to be material regarding the shares but does not purport to be complete and is qualified in its entirety by reference to Italian law, namely the Italian Civil Code and the Consolidated Financial Act (Legislative Decree n. 58, February 24, 1998, as amended, “CFA”) or our by-laws, as the case may be.
          In December 2005, the Italian Parliament enacted Law n. 262 (“Law 262”), which sets forth rules on corporate governance for listed companies. While certain of these new rules still need to be implemented by regulation to become effective, amendments to by-laws complying with the new statutory requirements will have to be adopted by Italian listed companies by January 2007.
          According to CFA, as amended by Law 262, listed companies’ by-laws shall lay down (by January 2007) the procedures for appointing a manager in charge of preparing the company’s financial reports, subject to the mandatory opinion of the statutory auditors. Such manager shall also attest that (i) the company’s acts and disclosures containing financial data and information are reliable, and (ii) the annual unconsolidated and consolidated accounts reflect the company’s accounting records.

General
          Our issued and outstanding share capital consists of 1,092,246,316 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares, all with a par value of €5 each. All of the issued and outstanding shares are fully paid, non-assessable and in registered form.
          Fiat S.p.A., whose registered office is in Turin, Italy, at Via Nizza 250, is registered with the Companies’ Registry of Turin at n. 00469580013.
          As set forth in Article 3 of the by-laws, our corporate purpose is to engage in activities relating to the passenger and commercial vehicles, transport, mechanical engineering, agricultural equipment, energy and propulsion industries, as well as any other manufacturing, commercial, financial or other activities and services. We are generally authorized to take any actions necessary or useful to achieve our corporate purpose.
Authorization of Shares
          An aggregate of up to 16,377,292 new ordinary shares have been authorized for issuance on February 1, 2007 to the extent required to satisfy exercise of the warrants issued in connection with the capital increase in 2002. The Company’s capital stock may also be increased by issuing ordinary and/or preference and/or savings shares with the same characteristics as those already outstanding in exchange for the contribution of assets or the cancellation of accounts payable. In addition, our Board of Directors is authorized, by and not later than September 11, 2007, to increase the capital stock, on one or more occasions, to a maximum of €8 billion, and to issue convertible debentures, on one or more occasions, up to the same limit. Increases in capital pursuant to this authorization may be reserved for employees of the Company and its subsidiaries, in accordance with the procedures and criteria established by the Board of Directors provided the amount each time does not exceed 1% of the Company’s capital stock.
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
Form and Transfer of Shares
          Pursuant to the CFA, Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and CONSOB Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”), stockholders may no longer obtain physical delivery of share certificates representing shares of Italian listed companies since January 1, 1999. The transfer and exchange of shares takes place exclusively through an electronic book-entry system. The owners of shares must accordingly, deposit all shares with an intermediary (each an “Intermediary”), which is defined by Regulation No. 11768 as:
•	an Italian or EU bank; a non-EU bank authorized by the Bank of Italy to operate in the Italian market;

•	an Italian or EU investment company;

•	a non-EU investment company authorized by CONSOB to provide investment services in Italy;

•	an Italian asset management company;

•	a stock broker;

•	the company that issued the shares, or that controls the company that issued the shares;

•	the Bank of Italy;

•	an EU or non-EU entity operating a centralized clearing system;

•	a financial intermediary operating a clearing system governed by art. 69(2) and 70 of the CFA;

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993, as amended;

•	the Italian Post Office (Poste Italiane S.p.A.);

•	Cassa Depositi e Prestiti S.p.A. (a state-owned entity mainly responsible for extending loans to public administration bodies);

•	the Ministry of Economy and Finance; or

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.
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
          Each Intermediary maintains a custody account for each of its clients containing the client’s financial instruments and keeps a record of all transfers, payments of dividends, exercises of rights attributable to such instruments and charges or other encumbrances on the instruments. An account holder may obtain proof of ownership of the shares by submitting a request to the Intermediary for the issue of a certified statement of account. The request must indicate the quantity of the financial instruments for which the statement is requested, (ii) the rights that the applicant intends to exercise (and, in the case of rights exercisable at stockholders’ meetings, the date and nature of the meeting) and (iii) the period of time for which the certificate is valid. Within two business days of receipt of such request, the Intermediary must issue a certified statement of account constituting evidence of the account holder’s ownership of the financial instruments indicated. Once a certificate has been issued, the Intermediary may not transfer any corresponding securities until the certificate expires or is returned.
Dividend Rights
          The payment by the Company of any annual dividend is proposed by the Board of Directors and is subject to the approval of the stockholders at the annual stockholders’ meeting. Before dividends may be paid out of the Company’s unconsolidated net income in any fiscal year, an amount equal to 5% of such net income must be allocated to the Company’s legal reserve until such reserve is at least equal to one-fifth of the par value of the Company’s issued share capital. If the Company’s capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The Board of Directors may authorize the distribution of interim dividends, subject to certain statutory limitations.
          Dividends are payable to those persons who hold the shares through an Intermediary on the dividend payment date declared by the stockholders’ meeting. Dividends not collected within five years from the dividend payment date are waived. Payments in respect of dividends are distributed through Monte Titoli and each stockholder’s Intermediary. Holders of ADSs are entitled to receive payments in respect of dividends on the underlying shares through JPMorgan Chase Bank, as ADR depositary (“JPMorgan Chase”), in accordance with the deposit agreement relating to the ADRs. See Item 8. “Financial Information-Dividend Policy.”
Voting Rights
          Stockholders are entitled to one vote per share, although members of the Board of Statutory Auditors are elected through a cumulative voting system and minority stockholders have the right to appoint at least one statutory auditor. See “—Statutory Auditors” below.
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
          The Board of Directors appoints from among its members a chairman, a vice chairman if deemed advisable, and one or more CEOs. In the case of the absence or incapacity of the chairman, the vice chairman, if appointed, will assume the chairman’s functions. The chairman of the board, the vice chairman, if appointed, and the CEO(s), separately, are the Company’s legal representatives and have the power to execute the duties conferred on them by the board. The Board of Directors is charged with establishing a committee to supervise the internal control system and committees for the nomination and compensation process for directors and senior managers with strategic responsibilities, and may set up an Executive Committee and other committees with specific functions and tasks, and fix the composition and operating procedures of such committees (see Item 6. “Directors, Senior Management and Employees—Directors”). The Board of Directors may also appoint one or more chief operating officers and may designate a secretary, who need not be a member of the board.
          Meetings of the Board of Directors are called by written notice, containing a full agenda for the meetings, sent at least five days before the day on which the meeting is to be held, except in urgent situations. Board meetings can be called by the chairman, at least once every quarter and whenever the chairman deems it appropriate, or when requested by at least three directors, acting together, or by one of the directors to whom powers have been delegated. Meetings of the Board of Directors can also be called, after consultation with the chairman, by a statutory auditor.
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
          According to the CFA, as amended by Law 262, by-laws of Italian listed companies shall provide for the members of the board of directors to be appointed on the basis of candidate lists and shall specify the minimum shareholding needed to present a list (which shall not be more than one fortieth of the share capital). Furthermore, at least one director shall be elected from the minority list that obtained the largest number of votes. Amendments to listed company’s by-laws to comply with the new rules on appointment of directors must be adopted by January 2007.
Statutory Auditors
          In addition to electing the Board of Directors, the Company’s stockholders elect a Board of Statutory Auditors (Collegio Sindacale). At ordinary stockholders’ meetings of the Company, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the Board of Statutory Auditors must provide evidence that he/she is in good standing and meets certain standards of integrity, professionality and independence.
          Pursuant to the CFA, as amended by Law 262:
•	by-laws must specify the number of statutory auditors (not fewer than three) and alternate members (not fewer than two);
•	CONSOB will set forth by regulation a procedure through which one member of the board will be appointed by the minority stockholders;
•	the statutory auditor (or one of the statutory auditors) elected by the minority stockholders’ shall become Chairman of the Board;
•	statutory auditors are subject to certain limits (that shall be set forth by CONSOB regulation) concerning the cumulation of management and control positions that they may have in other companies.
          The Company’s by-laws (art. 17) currently provide that the Board of Statutory Auditors is to consist of three statutory auditors and three alternate statutory auditors (who automatically replace statutory auditors who resign or are otherwise unable to serve). The by-laws require that each of our statutory auditors be a registered chartered accountant and have at least three years’ experience as a statutory auditor. The by-laws also require that statutory auditors not hold the position of statutory auditor in more than five other listed companies (not including parent or subsidiaries of the Company). According to the Company’s by-laws, the statutory auditors are elected according to a cumulative voting system, whereby each stockholder or group of stockholders holding at least 1% of the capital with the right to vote at an ordinary stockholders’ meeting may present a slate, or a list of candidates. Each stockholder or group of stockholders may present and vote for only one list, and each candidate may be named on only one list. Two auditors and two alternate auditors are elected from the list which gets the highest number of votes, and the remaining auditor and alternate auditor are elected from the list getting the second-highest number of votes. Therefore, the minority has the right to appoint one regular and one alternate auditor. The lists presented must be deposited at the Company’s offices at least ten days prior to the original date set for the ordinary stockholders’ meeting at which the vote is to take place.
          The CFA provides further that the board of statutory auditors will be required to verify that the company (i) complies with applicable law and its by-laws, (ii) respects the principles of correct administration, (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems, (iv) adequately instructs its subsidiaries to transmit to it information relevant to the its disclosure obligations, and (v) correctly implements the corporate governance rules set forth by codes of conduct drawn up by management companies of regulated markets or by trade associations that the company, by means of public disclosures, declares to comply with.
          The Board of Statutory Auditors is required to meet at least once every 90 days. In addition, the statutory auditors are entitled to call and must attend the board of directors’ meetings, the stockholders’ meetings and the executive committee’s (if any) meeting. In particular the right to call the stockholders’ meeting must be exercised by at least two members of the board, whereas the right to call the other meetings may be exercised individually by each statutory auditor. Statutory auditors may exchange information with the Company’s external auditors, and, even individually, request information on the management of the Company or of its subsidiaries from the directors and carry out inspections and verifications at the Company. The Board of Directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by the company and its subsidiaries.
          The Board of Statutory Auditors may report to the competent court serious breaches of the duties of the directors. The Company’s Board of Statutory Auditors is also required to notify the CONSOB without delay of any irregularities found during its review activities. CONSOB may report to the competent court serious breaches of the duties of the statutory auditors of a listed company.
External Auditors
          The CFA requires companies whose shares are listed on regulated markets of EU Member States to appoint a firm of external auditors to verify that (i) during the fiscal year, the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditors express their opinion on the financial statements in a report that may be consulted by the stockholders prior to the annual stockholders’ meeting.
          The external auditors are appointed by a resolution taken at the annual stockholders’ meeting. Before the enactment of Law 262, the external auditors were appointed for a three-year term (which could not be renewed more than twice). Under the new statutory provisions, the external auditors are appointed for a six-year term.
          The stockholders’ meeting held on May 13, 2003, appointed Deloitte & Touche Italia S.p.A. as the Company’s external auditors for each fiscal year in the three-year period 2003 through 2005.

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
          The stockholders’ meeting held on May 3, 2006, reappointed Deloitte & Touche S.p.A. as the Company’s external auditors for each fiscal year in the six-year period 2006 through 2011.
Meetings of Stockholders
          Stockholders are entitled to attend and vote at ordinary and extraordinary stockholders’ meetings. Votes may be cast personally or by proxy. Stockholders’ meetings may be called by the Company’s Board of Directors. According to the Company’s by-laws (art.7), stockholders are informed of all stockholders’ meetings to be held by publication of a notice in the Italian daily newspapers La Stampa and Il Sole 24 Ore or, if both these newspapers are not published, in the Official Gazette of the Republic of Italy. Stockholders’ meetings must be convened at least once a year. Pursuant to CFA, as amended by Law 262, stockholders who, separately or jointly, represent at least 2.5% of the share capital may request additions to the agenda, within five days of the publication of the notice convening the meeting. The annual unconsolidated financial statements of the Company are submitted for approval to the ordinary stockholders’ meeting, which must be convened within 180 days after the end of the Company’s financial year. At ordinary stockholders’ meetings, stockholders also appoint the external auditors, approve the distribution of dividends, elect and determine the remuneration of the boards of directors and statutory auditors and vote on any other business matter the resolution or authorization of which is entrusted to them by law or by the Company’s by-laws, including authorizing the company to purchase its own shares.
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
          The quorum required for stockholder action at an ordinary stockholders’ meeting on first call is at least 50% of the capital stock entitled to vote, while on second call there is no quorum requirement. According to Article 9 of the Company’s by-laws, resolutions may be approved in either case by holders of an absolute majority of the shares present or represented at the meeting, except for the election of directors, for which a simple majority of the vote is sufficient, and for the election of statutory auditors, for which the provisions of Article 17 of the by-laws shall apply. See “Statutory Auditors” above.
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
          Proxy solicitation is permitted. See “--Voting Rights” above.
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
Reports to Stockholders
          The Company is required to publish, in the Italian language, its audited annual unconsolidated financial statements and audited annual consolidated financial statements, accompanied by a directors’ report on operations.
          The Company is required to produce unaudited quarterly directors’ reports on operations in the Italian language, semi-annual reports to stockholders in the Italian language which contain a directors’ report on operations and unaudited semi-annual condensed unconsolidated and consolidated financial statements. The Company is also required to prepare annual reports on Form 20-F to be filed with the US Securities and Exchange Commission containing, among other things, audited consolidated financial statements of the Company.
          For fiscal years through and including the year ended December 31, 2004, the Company prepared all of its consolidated and unconsolidated financial statements in accordance with Italian GAAP. Since January 1, 2005, the Company publishes audited annual consolidated financial statements and unaudited semi-annual and quarterly consolidated reports in conformity with IFRS. The Company published its unconsolidated annual financial statements for the year 2005 in accordance with Italian GAAP. Since January 1, 2006, the Company publishes audited annual unconsolidated financial statements and unaudited semi-annual unconsolidated reports in conformity with IFRS. For more information on these new accounting principles and certain of the differences between IFRS and Italian GAAP that are material to us, see Item 5. “Operating and Financial Review and Prospects—Transition to International Financial Reporting Standards” and Note 39 to the Consolidated Financial Statements included in Item 18, which also contains a reconciliation to IFRS of our Italian GAAP financial information as at January 1, 2004, and December 31, 2004, and for the year ended December 31, 2004.
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

          The CFA requires that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiaries be carried out pursuant to the Italian Civil Code so as to ensure equal treatment of the stockholders, in accordance with procedures established by CONSOB. Subject to certain limitations, the foregoing does not apply to shares being purchased by a company from its employees or from the employees of its controlling company or subsidiaries.
          As of June 15, 2006, Fiat S.p.A. held 4,314,458 ordinary shares in treasury.
Notification of the Acquisition of Shares and Voting Rights
          Pursuant to Italian securities laws, including the CFA and Regulation No. 11971, the acquisition of any interest in excess of 2% in the voting shares of a listed company must be notified to CONSOB and the company whose shares are acquired. The voting rights attributable to the shares in respect of which such notification has not been made may not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been adopted in the absence of such votes.
          In addition, any person whose aggregate interest in the voting shares of a listed company exceeds or falls below 2%, 5%, 7.5%, 10% and successive percentages being multiples of 5, respectively, of the listed company’s voting share capital, is obliged to notify CONSOB and the issuer. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the voting rights attributable thereto are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account must also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of 5%, 10%, 25%, 50% and 75%, shares which a person either (i) has an option to, directly or indirectly, acquire or sell or (ii) may acquire pursuant to the exercise of a warrant or conversion right which is exercisable within 60 days, must also be taken into account. The notification must be repeated when such person, upon the exercise of either such right, acquires or sells shares that cause his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification must be made (except in certain circumstances) within five trading days of the event which gives rise to the notification obligation.
          Cross ownership of listed companies may not exceed 2% of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed 2% of the voting shares of the listed company and 10% of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the later in time to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold, and must sell the excess shares within a period of 12 months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which company was the later to exceed the threshold, the limitation on voting rights and the obligation to sell the excess shares will apply to both companies, subject to an agreement to the contrary between them. The 2% limit for cross ownership is increased to 5% if such limit is exceeded by the two companies only pursuant to an agreement authorized in advance by an ordinary stockholders’ meeting of each company. In addition, if a party holds an interest in excess of 2% of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above 2% in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess of the limit may not be exercised. If it is not possible to ascertain which is the later party to exceed the limit, the limitation on voting rights will apply to both, subject to any agreement to the contrary between the two parties. Any stockholders’ resolution approved in violation of the limitation on voting rights may be declared null and void if the resolution would not have been adopted in the absence of such votes. These cross-ownership provisions do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits set forth in Article 2359-bis of the Italian Civil Code and following the procedures described under “—Purchase by the Company of its Own Shares”; however, certain restrictions on the manner of purchase apply.
          Pursuant to the CFA, agreements among stockholders of a listed company or of its parent company, must be notified to CONSOB within five days, published in summary form in the press within 10 days and filed with the Chamber of Commerce within 15 days. Failure to comply with these rules will render such agreements null and void, and the votes attached to the shares subject to such agreements cannot be exercised. These rules apply to stockholders’ agreements which:
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
          CONSOB regulations specify the method and content of the notification and publication of such agreements, as well as of subsequent amendments thereto. The regulation also provides that any party to an agreement referred to in points (i) or (iv) above in respect of more than 5% of the listed company’s share capital is obliged to notify CONSOB and the listed company in question of its overall shareholding in the listed company, unless such information has already been notified in compliance with other provisions of the CFA.
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
Minority Stockholders’ Rights
          Stockholders’ resolutions that are not adopted in conformity with applicable law or the by-laws of the Company may be challenged (with certain limitations and exceptions) within 90 days by absent, dissenting or abstaining stockholders holding shares entitled to vote on the resolution representing in the aggregate at least 0.1% of the Company’s share capital, as well as by the Company’s directors or by the Board of Statutory Auditors. Stockholders not reaching this threshold or stockholders not entitled to vote at the Company’s meetings may not challenge such a resolution, but may claim damages, if any, arising there from.
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
          Stockholders representing more than 5% of the Company’s share capital have the right to report to the competent court serious breaches of the duties of the directors that may be prejudicial to the Company or to its subsidiaries. In addition, stockholders representing at least 2.5% of the Company’s share capital may commence derivative suits before the competent court against directors, statutory auditors and general managers of the Company. The Company may waive or settle the suit unless stockholders holding more than 5% of the shares vote against such waiver or settlement. The Company will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.
          Minority stockholders may also elect one regular and one alternate member of the Board of Statutory Auditors, pursuant to the list voting system provided in Article 17 of the Company’s by-laws. See “-- Statutory Auditors” above.
Tender Offer Rules
          Pursuant to the CFA, a public tender offer must be made by any person who, by reason of one or more purchases of shares, holds more than 30% of the shares of an Italian company listed on the Italian Stock Exchange that entitle holders to elect or revoke the election of directors or to commence derivative suits against them (as applicable to the Company, our ordinary shares). Any such tender offer must cover all the ordinary shares of the subject company. Similarly, a tender offer for all of the ordinary shares of a listed company must be made by any person who, having more than 30% of the ordinary shares without exercising majority voting rights at ordinary stockholders’ meetings, acquires more than 3% of the ordinary shares during a 12-month period by way of acquisition or exercise of subscription or conversion rights. The offer must be launched within 30 days of the date on which the relevant threshold was exceeded, at a price not lower than the average of the weighted average of the market price for the shares in the previous 12 months, and the highest price paid for the ordinary shares by the offeror in the same period.
          Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when: (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any ordinary shares exceeding the 30% threshold and (b) to sell any shares exceeding the 30% threshold within 12 months from the date of purchase); (ii) another person (or several persons acting jointly) already owns more than 50% of the outstanding ordinary shares; (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB; (iv) the 30% threshold is exceeded as a result of transfers of ordinary shares among related persons; (v) the 30% threshold is exceeded as a result of the exercise of preemptive rights; or (vi) the 30% threshold is exceeded through mergers or de-mergers having an industrial purpose, approved by the stockholders of the company whose shares would otherwise be the target of the tender offer.
          The CFA provides further that the acquisition of an interest of more than 30% of the ordinary shares of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched for 60% or more of the ordinary shares of the company. This exception, however, is available only if (i) the tender offer has been approved by stockholders of the company holding a majority of the ordinary shares (excluding the offeror and the current majority stockholder), and (ii) the offeror (including its subsidiaries, controlling persons, related companies and other persons connected to it by virtue of stockholders’ agreements, among other things) has not acquired more than 1% of the ordinary shares of the company in the preceding 12 months. CONSOB is responsible for ensuring compliance with these conditions before allowing a tender offer to be launched. After such an offer has been completed, the offeror will become subject to the duty to launch an offer for 100% of the ordinary shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than 1% of the ordinary shares of the company or (ii) it approves a merger or spin-off.
          Finally, the CFA provides that anyone holding 90% or more of the common stock of a company must launch an offer for the remaining voting shares unless an adequate distribution is restored so as to ensure proper trading within a period of 120 days. Any stockholder holding more than 98% of the common stock of a listed company following a tender offer for all the voting shares issued by the company has the right to obtain title to the remaining voting shares within four months of the end of the tender offer if it has stated in the offer document its intention to make such an acquisition at a price set by a court-appointed expert.
Significant Differences with Corporate Governance Practices under NYSE Rules
          Overview. Corporate governance rules for Italian stock corporations (società per azioni) listed on the Italian Stock Exchange are set forth in the Italian Civil Code and in CFA, as well as in the Corporate Governance Code issued by the Committee for Listed Companies established by Borsa Italiana S.p.A., which was amended in 2006. Issuers are invited to implement the amended Code, which replaced the 2002 Corporate Governance Code, by the end of the 2006 fiscal year, informing the Italian market through the Report on Corporate Governance to be published in 2007. Fiat is substantially in line with the provisions of the 2006 Corporate Governance Code. However, all references and explanations below are made to the 2002 Corporate Governance Code that is still in force.
          As described in more detail below, these Italian corporate governance rules differ in a number of ways from those applicable to US domestic companies under NYSE listing standards, as set forth in the NYSE Manual.
          As a general rule, our main corporate bodies are governed by the Italian Civil Code and the CFA and are assigned specific powers and duties that are legally binding and from which there can be no derogation. The Corporate Governance Code builds on the general framework provided for by the Italian Civil Code and the CFA and sets forth recommendations for responsible corporate governance intended to reflect generally accepted best practice. According to the CFA, as amended by Law 262, listed companies are required to issue an annual compliance report disclosing information on their adoption of the Corporate Governance Code and on their compliance with the consequent obligations. As stated in our 2005 Annual Report on Corporate Governance, which we issued in May 2006, the Fiat Group adopted and abides by the Corporate Governance Code of Italian Listed Companies, supplemented and amended as necessary to ensure that the corporate governance system it adopted is in line with the rules imposed to listing on the NYSE, including the relevant sections of the Sarbanes-Oxley Act, and the characteristics of the Group, as described below.
          We follow the traditional system of Italian corporate governance, which provides for two main corporate governing bodies – the Board of Directors and the Board of Statutory Auditors. This system contrasts with the unitary system envisaged for US domestic companies by the NYSE listing standards, which contemplate the Board of Directors serving as the sole governing body. See “—Board of Directors” and “—Statutory Auditors” above for a description of the powers and duties of our Board of Directors and of our Board of Statutory Auditors, respectively. The members of our Board of Directors and Board of Statutory Auditors, as well as our external auditors, are directly and separately appointed by stockholder resolution at general stockholders’ meetings.
          Following is a summary of the significant differences between Italian corporate governance rules and practices, as we have implemented them, and those applicable to US issuers under NYSE listing standards.
          Independent Directors.
          NYSE domestic company standards. The NYSE listing standards applicable to US companies provide that “independent” directors must comprise a majority of the board. In order for a director to be considered “independent,” the Board of Directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company. These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.” More specifically, a director is not independent if such director or a member of his/her immediate family has certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. In addition, a three-year period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent. Ownership of even a significant amount of stock, by itself, is not a per se bar to independence.
          Our practice. The CFA (as amended by Law 262) provides that, when the board of directors has more than seven members, as in our case, at least one of them must satisfy the independence requirements established by Italian law for the statutory auditors. Furthermore, directors’ independence is the subject of a recommendation of the Corporate Governance Code and is periodically assessed by the Board of Directors. On May 10, 2005, our Board of Directors voluntarily adopted detailed new requirements for director independence, which go beyond the Corporate Governance Code recommendations and are designed to be substantially in line with the NYSE listing standards applicable to US companies. Under our director independence criteria, a director is not considered independent if he or she:
(i)	currently has, or in the last three years has had, economic, investment or other relationships either directly, indirectly or on behalf of third parties, with:
•	the Company, its subsidiaries and associated companies, or the companies subject to joint control with the Company;

•	the entity that, either singly or together with others, controls the Company, participates in stockholders agreements for control thereof, or exercises significant influence over it; or

•	the executive directors and senior managers with strategic responsibilities at any of these entities;
(ii)	currently is, or in the last three years has been, an executive director or senior manager with strategic responsibilities at any of the entities listed in (i);

(iii)	has been a director of the Company for more than nine years;

(iv)	is an executive director at another company in which one or more executive directors of the Company are non-executive directors;

(v)	during the last three years has been a partner or director of a primary competitor of the Company;

(vi)	has been, within the last three years, a partner or director of a rating agency that currently or during the last three years has been in charge of assigning a rating to the Company, its subsidiaries or an entity that controls the Company;

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
          The stockholders’ meeting held on May 3, 2006 set the number of members of the Board of Directors at fifteen and elected our current 15-member board, eight of whom qualify as independent under our independence criteria.
          The Board of Directors on May 3, 2006, confirmed that eight of the fifteen directors appointed by the stockholders’ meeting met our independence criteria.
          The members of our Board of Statutory Auditors also must meet independence requirements mandated by Italian law. In particular, a person who (i) is a director, or the spouse or a close relative of a director, of our company or any of our affiliates; (ii) has an employment or consulting or similar relationship with our company or any of our affiliates; or (iii) has an economic relationship with us or any of our affiliates which might compromise his/her independence, cannot be appointed to our Board of Statutory Auditors. Although there is no formal cooling-off requirement, statutory auditors who are registered chartered accountants and have had a regular or material consulting relationship with us or our affiliates within two years prior to the appointment, or have been employed by, or served as directors of, the Company or our affiliates, within three years prior to the appointment, may be suspended or cancelled from the register of chartered public accountants. Finally, we are required to provide in our by-laws a mechanism to permit stockholders to propose alternative lists of candidates for the Board of Statutory Auditors. See “—Statutory Auditors” above.
          Executive Sessions.
          NYSE domestic company standards. In order to empower non-management directors of US companies listed on the NYSE to serve as a more effective check on management, non-management directors must meet regularly in executive sessions, and, if the board includes directors who are not independent, the independent directors should meet alone in an executive session at least once a year.
          Our practice. In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. The members of the Company’s board of statutory auditors are required to meet at least once every 90 days. Fiat’s Board of Statutory Auditors met 23 times during 2005.
          Audit Committee and Internal Audit Function.
          NYSE domestic company standards. US companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent (defined as described above) and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors and (v) the adoption of an annual performance evaluation. Each company must also have an internal audit function, which may be outsourced, except to its independent auditor.
          Our practice. Rule 10A-3 under the Exchange Act provides an exemption from certain of the audit committee requirements under the rule for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent permitted by local law) (the “Statutory Auditor Requirements”). Our Board of Statutory Auditors, as defined under Italian law, meets the Statutory Auditor Requirements, and we therefore qualify for the exemption under Rule 10A-3, which became applicable to us starting on July 31, 2005. We also have an internal audit function, which we have not outsourced, and an Internal Control Committee, in accordance with the Corporate Governance Code. See Item 6. “Directors, Senior Management and Employees—Directors.”
          Compensation Committee.
          NYSE domestic company standards. Under NYSE standards, the compensation of the CEO of US companies that are listed on the NYSE must be approved by a compensation committee (or equivalent) composed entirely of independent directors. The compensation committee must also make recommendations to the Board of Directors with regard to the compensation of other executive officers, incentive compensation plans and equity-based plans that are subject to board approval. Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.

          Our practice. Our Nominating and Compensation Committee is entrusted with the advisory duties to submit to the Board of Directors proposals with respect to individual compensation plans for the Chairman, the CEO and the other directors vested with particular offices and to review proposals regarding appointment, compensation, appraisal criteria and succession plans for senior management, and the general fixed and variable compensation plans applicable at Group level. The compensation of directors is fixed periodically by the annual general meeting of our stockholders.
          The Corporate Governance Code recommends that a majority of the members of the Nominating and Compensation Committee be non-executive directors; two out of the three members of our committee are independent and therefore our committee meets this criterion. See Item 6. “Directors, Senior Management and Employees—Directors.” We disclose the compensation of each of the members of our Board of Directors (including our CEO), our Board of Statutory Auditors and our chief operating officer, if any, in our annual financial statements prepared in accordance with IFRS, as well as in Item 6 of this annual report on Form 20-F.
          Nominating Committee.
          NYSE domestic company standards. Under NYSE standards, a US company that is listed on the NYSE must have a nominating/corporate governance committee (or equivalent) composed entirely of independent directors that is, among other things responsible for nominating directors and board committee members.
          Our practice. Our Nominating and Compensation Committee is not responsible for nominating our directors but it is entrusted with the advisory duties to select and propose to the Board of Directors, on the occasion of co-optations and renewals of mandates, candidates for the post of member of the Board of Directors, indicating their names and/or the necessary qualifications. Directors may be nominated by any of our stockholders or our Board of Directors. For the appointment of directors at our stockholders’ meeting held on May 3, 2006, the Board of Directors proposed to establish the number of members of the Fiat Board of Directors in 15, with the majority having the credentials for independence.
          Corporate Governance Guidelines/Code of Business Conduct and Ethics.
          NYSE domestic company standards. Under NYSE standards, a US company that is listed on the NYSE must adopt corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. A company must also publish these items on its website and provide printed copies on request. Section 406 of the Sarbanes-Oxley Act of 2002 requires a company to disclose whether it has adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and if not, the reasons why it has not done so. The NYSE listing standards applicable to US companies provide that codes of conduct and ethics should address, at a minimum, conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and proper use of company assets; legal compliance; and encouraging the reporting of illegal and unethical behavior. Corporate governance guidelines must address, at a minimum, directors’ qualification standards, responsibilities and compensation; directors’ access to management and independent advisers; management succession; director orientation and continuing education; and an annual performance evaluation of the board.
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
          Certifications as to Violations of NYSE Standards.
          NYSE domestic company standards. Under NYSE listing standards, the CEO of a US company that is listed on the NYSE must certify annually to the NYSE that he or she is unaware of any violation by the company of the NYSE corporate governance listing standards. The company must disclose that such certification, as well as that the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, has been made in the company’s annual report to stockholders (or, if no annual report to stockholders is prepared, its annual report on Form 10-K). The CEO must also promptly notify the NYSE in writing if any executive officer of the company becomes aware of any material non-compliance with the NYSE corporate governance listing standards. A US company listed on the NYSE must also submit an annual written affirmation to the NYSE, within 30 days after its annual stockholders’ meeting and in a form specified by the NYSE, regarding its compliance with applicable NYSE corporate governance listing standards. A US company listed on the NYSE is further required submit an interim written affirmation to the NYSE upon the occurrence of specified events, including changes to its board of directors or its audit, nominating/corporate governance or compensation committees and changes in the status of independent directors.
          Our practice. Under the NYSE rules currently applicable to foreign private issuers, our CEO is not required to certify annually to the NYSE whether he is aware of any violation by us of the NYSE corporate governance listing standards. Our CEO is only required to notify the NYSE in writing if any of our executive officers becomes aware of any material non-compliance by us with NYSE corporate governance listing standards. The NYSE rules regarding annual written affirmations applied to us as of July 31, 2005. Since that date, we are required to submit an annual written affirmation to the NYSE, in a form specified by the NYSE, regarding our compliance with applicable NYSE corporate governance listing standards. We submitted the 2005 annual affirmation by August 30, 2005. In subsequent years, we must submit an annual affirmation within 30 days of the filing of our annual report on Form 20-F with the SEC. Following submission of our initial annual written affirmation, we will also be required to submit to the NYSE an interim written affirmation, in a form specified by the NYSE, any time we are no longer eligible to rely on, or choose to no longer rely on, a previously applicable exemption provided by Exchange Act Rule 10A-3, or, to the extent we have an audit committee as defined in Rule 10A-3, if a member of such audit committee who was deemed independent is no longer independent or an audit committee member had been added. In addition, under NYSE rules, our CEO must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by us with NYSE corporate governance standards, including the reason for such non-compliance and the timing of when we expect to be in compliance again.

          Stockholder Approval of Adoption and Modification of Equity Compensation Plans.
          NYSE domestic company standards. Stockholders of a US company listed on the NYSE must approve the adoption of, and any material revision to, the company’s equity compensation plans, with certain exceptions.
          Our practice. Our stockholders must authorize (i) the issuance of additional shares in connection with capital increases, and (ii) the buy-back of our own shares, and (iii) after Law 262 came into force, the adoption of equity compensation plans.
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
          The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report. Prospective purchasers and current holders of ordinary, preference or savings shares or ADSs are advised to consult their own tax advisors as to the US, Italian or other tax consequences of the purchase, beneficial ownership and disposition of ADSs, including, in particular, the effect of any state, local or other national tax laws.
          For purposes of the summary, beneficial owners of ordinary, preference or savings shares or ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Treaty”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “US owners.” Beneficial owners who are citizens or residents of the United States, corporations organized under US law, and US partnerships, estates or trusts (to the extent their income is subject to US tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Treaty. Special rules apply to US owners that are also residents of Italy. A new tax treaty to replace the current Treaty was signed on August 25, 1999, but has not yet been ratified by Italy. The new treaty would not change significantly the provisions of the current Treaty that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis. Unless otherwise stated, this summary assumes that a US holder is eligible for the benefits of the Treaty.

          For purposes of the Treaty and the United States Internal Revenue Code of 1986, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the underlying shares represented by those ADSs.
          Withholding Tax on Dividends
          Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian companies to stockholders who are not residents of Italy for tax purposes. Accordingly, the amount initially made available to the Depositary for payment to US owners will reflect withholding at the 27% rate.
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
          Under current Italian law, all shares of Italian listed companies (including Fiat’s ordinary, preference or savings shares) must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the shares are held through the centralized clearing system managed by Monte Titoli (the only such system currently authorized in Italy), no withholding tax on dividends is applied by the Company. Instead of the withholding tax, a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of ordinary, preference or savings shares (or ADSs relating to such shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is applied by the resident or non-resident intermediary with which the ordinary, preference or savings shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the intermediary with which the ordinary, preference or savings shares are deposited to apply a reduced rate of tax pursuant to an applicable income tax convention are as follows. The intermediary must receive (i) a declaration of the non-resident holder that contains certain data identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the relevant income tax convention and the determination of the applicable treaty rate of withholding and (ii) a certification by the tax authorities of the non-resident holder’s country of residence that the holder is a resident of that country for purposes of the income tax convention and, as far as it is known to such authorities, the holder has no permanent establishment in Italy (which certificate will be effective until March 31 of the year following submission). If the ordinary, preference or savings shares are deposited with a non-resident intermediary, such intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, the permanent establishment in Italy of a non-resident bank or investment services company, or a company licensed to manage a centralized depository and clearing system, to carry out all duties and obligations relating to the application and administration of the substitute tax.

          Since the ordinary, preference or savings shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs. In order to enable eligible US owners to obtain a reduction at source or a refund of withholding tax under the Treaty, the Company and the Depositary have agreed to certain procedures. According to such procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required and the deadlines for submission. The documentation generally will include the holder’s declaration and the tax certification specified under points (i) and (ii) in the preceding paragraph. In order to comply with the documentation requirements described under point (ii) above, eligible US owners must obtain a certificate of residence from the US Internal Revenue Service (“IRS”) (Form 6166) with respect to each dividend payment, unless a previously filed certification will be effective on the dividend payment date, and produce it together with a statement whereby such holder represents that it is a US resident individual or corporation and does not maintain a permanent establishment in Italy. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Publication 686 and Form 8802 can be obtained from the IRS website at www.irs.gov. Information appearing on the website is not incorporated by reference into this annual report.) The time for processing requests for certification by the IRS is normally six to eight weeks. Accordingly, holders requiring this certification should submit their requests to the IRS as soon as possible after receiving instructions from the Depositary. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, eligible US owners should deliver the required documentation directly to the Depositary at least five business days prior to the date set for the payment of dividends.
          If the documentation is not provided in the time allotted, or if the intermediary (i.e., the custodian in the case of the ADSs) determines that the provided documentation does not satisfy the prescribed requirements or that applicable law does not permit it to apply directly the reduced Treaty rate, the intermediary will withhold tax at the 27% rate on dividends paid with respect to ADSs underlying shares other than savings shares, and eligible US owners will be required to claim a Treaty refund of 12% of the dividend (representing the difference between 27% and the 15% Treaty rate) directly from the Italian tax authorities. US residents seeking refunds from the Italian tax authorities have encountered expenses and extensive delays.
          Distributions of profits in kind will be subject to withholding tax. In that case, prior to receiving the distribution, the holder will be required to provide the Company with the funds to pay the relevant withholding tax.
          The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to US owners will be subject to US federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) Fiat is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) Fiat was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on Fiat’s audited financial statements and relevant market and stockholder data, Fiat believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on Fiat’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and stockholder data, Fiat does not anticipate becoming a PFIC for its 2006 taxable year.
          The US Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
          The Italian withholding tax (less any refunds to which such US owners are entitled under the Treaty) will be treated as a foreign income tax which such owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their US federal income tax liability.
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
          Generally, a capital gains tax (“CGT”), levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in Fiat which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company, the shares of which are listed on a regulated market, such as our shares, even when such shareholdings are held in Italy. A statement whereby the holder declares to be a non-Italian resident may be required in order to benefit from this exemption.
          Furthermore, pursuant to the Treaty, a US owner will not be subject to Italian tax on any realized capital gains unless such US owner has a permanent establishment in Italy to which the ordinary, preference or savings shares or ADSs are effectively connected. To this end, US owners selling ordinary, preference or savings shares or ADSs and claiming Treaty benefits may be required to produce appropriate documentation establishing that the above mentioned conditions have been met. Other countries have executed income tax conventions with Italy providing for a similar treatment of Italian tax on capital gains. No Italian tax on capital gains will be imposed on the deposit or withdrawal of shares in return for ADSs. US owners of ADSs will be subject to United States federal income tax on any capital gains to the same extent as on other gains from the disposition of stock. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003, and before January 1, 2011, generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003, generally is subject to taxation at a maximum rate of 20%.
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
          However, should a gift of ordinary, preference or savings shares or ADSs for a value exceeding €180,759.91 occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of €168 would be due insofar as the gift agreement is either executed or registered in Italy. That threshold is increased to €516,456.91 in case the beneficiary is a person with a handicap recognized pursuant to applicable law.
Documents On Display
          Copies of Fiat S.p.A.’s by-laws may be examined at its registered office and principal place of business at Via Nizza 250, Turin, Italy.
          Fiat S.p.A. also files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy any materials the Company files with the SEC at the regional offices of the SEC located at 3 World Financial Center, Room 4300, New York, NY 10281, and at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604.
          Our by-laws and annual reports on Form 20-F are also available on our website, www.fiatgroup.com. Information appearing on the website is not incorporated by reference into this annual report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Risk Analysis
          As a multinational group that has operations throughout the world, we are exposed to market risks from fluctuations in foreign currency exchange and interest rates.
          The exposure to foreign currency risk arises principally in connection with the geographical distribution of our industrial activities, which generally results in our generating revenues from our operations and sales outside of the euro zone in currencies other than the euro that are in excess of our costs denominated in such currencies, which are primarily incurred with respect to our operations located in such countries, and, to a lesser extent, with respect to non-euro denominated inputs used by our euro zone operations. As a result, the depreciation of the euro relative to other currencies generally has a positive effect on our net revenues and operating income, while the appreciation of the euro has adverse effects on net revenues and operating income.
          Many of our subsidiaries are located outside the euro zone, in particular in the United States, Canada, United Kingdom, Switzerland, Brazil, Poland, Turkey, India and China. Since our financial reporting currency is the euro, the income statements of these subsidiaries are translated into euro for inclusion in the Consolidated Financial Statements included in Item 18. Changes in the average exchange rate can affect the translation into euro of both revenues and operating income denominated in another currency.
          In addition, we have significant assets, liabilities and operations outside the euro zone which are denominated in local currencies. Currently, we do not hedge our net investments in consolidated entities whose equity is denominated in currencies other than the euro because those investments are considered to be long-term. According to IFRS, effects from currency fluctuations on the translation of net asset amounts into euro are directly recognized in equity and reversed on any disposal of the relevant foreign entity. Cumulative translation differences and yearly changes in this context are presented in Note 25 to the Consolidated Financial Statements included in Item 18.
          We utilize external borrowing and sales of receivables to fund our industrial and financial activities. Changes in interest rates affect our net income by increasing or decreasing borrowing costs and investment income.
          We regularly assess our exposure and generally seek to manage market risks principally through the use of derivatives, such as foreign forward exchange contracts, foreign currency options, interest rate swaps and forward rate agreements. Our financial policy focuses particularly on the management and control of financial risks, as they can significantly impact profits. We have adopted a series of guidelines regarding the management of exchange rate and interest rate exposure. Our policy allows derivatives to be used only for managing exchange and interest rates risks connected to monetary flows and assets and liabilities, and not for speculative purposes.
          We used derivative instruments primarily for the management of both interest rate exposure deriving from our financial assets and liabilities and exchange rate exposure in relation to import/export flows for the various products manufactured by the Group, with particular reference to amounts expressed in US dollars, Polish zloty and British pounds, each of which represented a significant exposure for the Group in 2005.
          The net financial expense we recorded in 2005 and 2004 includes the fair market value adjustment of those derivatives not eligible for hedge accounting under our accounting policies, as well as the ineffectiveness of derivatives which qualify for hedge accounting. Our accounting policies regarding derivative financial instruments and additional accounting data are further described in the

“Significant accounting policies” and Note 22 to the Consolidated Financial Statements included in Item 18.
          We continued to apply a rigorous policy of risk management by taking into account the expected trend in the financial markets with the aim of protecting the Group from exposure to changes in interest and exchange rates.
          Further disclosures about market risk exposures and risk management policies are found in note 34 to the Consolidated Financial Statements included in Item 18.
Sensitivity Analysis
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
Foreign Exchange Rate Risk
          The Group is exposed to risk resulting from changes in exchange rates, which can affect its results of operation and financial condition. In particular, when a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect its operating results. In 2005, our total trade flows exposed to exchange rate risk amounted to approximately 14% of the Group’s net revenues.
          The principal exchange rates to which the Group is exposed are the following:
•	Euro/US Dollar, relating to sales in dollars made by Italian companies (in particular Ferrari and Maserati) to the North American market and to other markets in which the dollar is the trading currency, as well as to the production and purchases of CNH in the euro zone;

•	Euro/Pounds Sterling, principally in relation to sales by Fiat Auto and Iveco in the United Kingdom;

•	Euro/Polish Zloty, relating to local costs incurred in Poland regarding products sold in the euro zone; and

•	US Dollar/Brazilian Reals and Euro/Brazilian Reals, relating to Brazilian manufacturing operations and the related import and export flows.
          It is the Group’s policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the trading transaction exchange risk exposure forecast for the coming 12 months (including risks arising for periods beyond 12 months when appropriate in relation to the characteristics of the particular business) and to hedge completely the exposure resulting from certain contractual commitments.
          In addition, Group companies may have trade receivables or payables denominated in a currency different from their reporting currency. In addition, in a limited number of cases, it may be convenient from an economic point of view or it may be required under local market conditions, for companies to obtain finance or use funds in a currency different from their reporting currency. Changes in exchange rates may result in exchange gains or losses arising from these situations.
          It is the Group’s policy to hedge fully, whenever possible, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the relevant company’s reporting currency.
          At December 31, 2005, the potential loss in fair value of the derivative financial instruments we use to hedge exchange rate risks (foreign exchange forward contracts, currency swaps and currency options) resulting from a hypothetical 10% change in relevant foreign currency exchange rates would be approximately €273 million (€218 million at December 31, 2004, as calculated in accordance with IFRS). This sensitivity analysis generally assumes an unfavorable and instantaneous 10% fluctuation in the year-end exchange rates affecting the foreign currencies in which these financial instruments are denominated, and no change in market volatility.
          As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, these assumptions may overstate the impact of 10% exchange rate fluctuations on such derivative financial instruments. In addition, this calculation does not include receivables and payables and forecasted cash flows related to the underlying business transactions. We believe that it is reasonable to expect that the above movement in foreign exchange rates would produce an opposite economic impact, of an equal or higher amount, on the underlying business transactions for which such financial instruments are used.
Interest Rate Risk
          The Group’s manufacturing companies and treasury companies make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, certain Group companies sell receivables resulting from their activities on a continuous basis. Changes in market interest rates can affect the cost of the various forms of financing, including the sale of receivables, or the return on investments, and the results of investment of funds, causing an impact on the level of net financial expenses incurred by the Group.
          In addition, our financial services companies provide loans (mainly to customers and dealers), financing themselves using a variety of instruments including debt and asset-backed financing (such as the securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can influence the operating result of these companies and the Group as a whole.
          In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, with the object of mitigating the variability of interest rates on the net result, seeking to optimize interest rate matching for its financial services companies.
          In assessing the potential impact of changes in interest rates, the Group separates out fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).
          The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of our debt (including subsidized loans and bonds).

          The potential loss in fair value of the fixed rate financial instruments we held at December 31, 2005 (including the effects of interest rate derivatives), resulting from a hypothetical, instantaneous and unfavorable change of 10% in market interest rate levels applicable to such financial instruments would be approximately €33 million (€43 million at December 31, 2004, as calculated in accordance with IFRS).
          Our floating rate financial instruments include principally cash and cash equivalents, loans provided by the financial services companies to the sales network and part of our debt, as well as floating rate portions of interest rate derivatives. The sensitivity analysis also considers the effect of the sale of receivables, as the cost of these transactions (usually performed on a revolving basis) depends from short-term interest rates.
          A hypothetical, unfavorable and instantaneous change of 10% in short-term interest rates at December 31, 2005, applied to floating rate financial assets and liabilities, operations for the sale of receivables and interest rate derivatives would have caused a negative impact on our profit before taxes, on an annual basis, of approximately €17 million (€25 million at December 31, 2004, as calculated in accordance with IFRS).
          These sensitivity analyses are based on the assumption of an unfavorable and instantaneous 10% movement in the rate of interest applicable to each homogenous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and the analysis assumes the same interest rate movement within each homogenous category (e.g. dollars and other currencies).
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
          For a summary comparison of the nominal amounts, carrying amounts and market values of our derivative financial instruments, see Note 22 to the Consolidated Financial Statements included in Item 18.
Changes in Market Risk Exposure Compared to 2004
          Our policy on financial risk management has not substantially changed from the preceding year.
Exchange Rate Risk
          The characteristics and the mix of our financial instruments with exposure to foreign exchange rate risk at December 31, 2005, have not changed substantially from the preceding year. The increase in the potential loss in fair value arising from a hypothetical 10% change in relevant foreign exchange rates (€273 million at December 31, 2005, as compared to €218 million at December 31, 2004) noted above reflects an increase in the level of hedges outstanding at year-end.
Interest Rate Risk
          The characteristics and the mix of our financial instruments with exposure to interest rate risk at December 31, 2005 have not changed substantially from the preceding year. The decreases in the potential loss arising from a hypothetical 10% change in relevant interest rates in the fair value of fixed rate financial instruments reflects the repayment of certain fixed rate exposure and a reduction in the maturity profile of the fixed rate portfolio during 2005, while the reduced impact on pre-tax profit relating to floating rate instruments reflects a reduction in the amount of our floating rate debt in 2005, which more than offset the impact of increases in market interest rates.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
          Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          We did not pay holders of our savings shares the minimum preferred dividend of €0.31 per savings share in 2005 for the fourth year in a row. See Item 8. “Financial Information—Other Financial Information—Dividend Policy” and Note 25(i) to the Consolidated Financial Statements included in Item 18 for additional information.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          None.
ITEM 15. CONTROLS AND PROCEDURES
          We carried out an evaluation under the supervision and with the participation of our management, including our CEO and principal financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and principal financial officers concluded that the disclosure controls and procedures as of December 31, 2005, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act, is recorded, processed, summarized and reported as and when required. There has been no change in the Company’s internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
           The Fiat Board of Statutory Auditors met the specified criteria that qualify us for an exemption under Rule 10A-3 under the Exchange Act from certain of the rule’s requirements, including the requirement to establish an audit committee, since when the rule became applicable to us on July 31, 2005. Each of the members of our Board of Statutory Auditors is required to be a registered chartered accountant with at least three years’ prior experience as a statutory auditor; we therefore believe that each is an “audit committee financial expert” as defined in Item 16A of Form 20-F. The members of the Board of Statutory Auditors are Carlo Pasteris, Chairman of the Board, Giuseppe Camosci and Cesare Ferrero. All of the members of our Board of Statutory Auditors meet the independence requirements provided by Italian law and the listing standards of the Borsa Italiana, which are those applied by the New York Stock Exchange to foreign private issuers such as Fiat in this respect. See Item 6. “Directors, Senior Management and Employees—Board of Statutory Auditors” and Item 10. “Other

Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules” for additional information.
ITEM 16B. CODE OF ETHICS
          We have adopted a broad Code of Conduct applicable to all of our employees, a copy of which is available on our website at www.fiatgroup.com. Information posted on our website is not incorporated by reference in this annual report. As part of this Code of Conduct, we adopted a specific code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, that is applicable to our CEO, principal financial officers, chief accounting officer and controller, as well as to our general counsel, and persons performing similar functions to any of the foregoing. This code of ethics is also available on our website. If we amend the provisions of this specific code of ethics, or if we grant any waiver of the code’s provisions, we will disclose such amendment or waiver on our website at the same address.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
          Deloitte & Touche S.p.A., the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent auditors for the year ended December 31, 2005. The Deloitte Entities billed the following fees to us for professional services for the fiscal years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004
	(in millions of euros)
Audit fees	€16.7	€15.6
Audit-related fees	3.5	2.1
Tax fees	2.1	2.6
Other fees	—	2.8
Total fees	€22.3	€23.1
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
          Fees disclosed under the category “Other fees” are mainly related to project management support for several of our process improvements (such as preparing for the transitions to IFRS, inter-company matching engagement, and other services).

Audit Committee Pre-Approval Policies and Procedures
          Under our approval procedures as in effect during 2003, our Internal Control Committee reviewed proposals submitted by candidates for the position of independent auditor, and made a recommendation to the Board of Directors with respect to the appointment. Our Board of Directors then submitted a resolution, together with a favorable recommendation from our Board of Statutory Auditors, to our stockholders’ meeting, which under Italian law is responsible for the appointment of the independent auditors. The stockholders’ meeting held on May 13, 2003 appointed Deloitte & Touche S.p.A. (then Deloitte & Touche Italia S.p.A.) as the Company’s independent auditors for each fiscal year in the three-year period from 2003 through 2005.
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
          Our Board of Directors approved new procedures for the engagement of independent auditors on December 23, 2004, which took effect as of January 1, 2005. The new procedures for the appointment of our independent auditors require that our Board of Statutory Auditors approve the engagement, and with respect to audit-related services, under the new procedures, our Board of Directors, acting upon the recommendation of our Board of Statutory Auditors, annually approves a maximum audit expenditure amount. The Internal Control Committee performs an initial review of any proposals for the eventual performance by our independent auditors of audit-related services above the audit expenditure amount and submits these proposals to our Board of Statutory Auditors, which provides a final recommendation for any necessary action to be taken by our Board of Directors. Except for those non-audit services being performed under previously existing contracts (which contracts may remain in force until expiration but may not be renewed), our independent auditors may no longer be engaged for any non-audit services.
          Our Board of Directors, upon the recommendation of our Internal Control Committee and with the approval of our Board of Statutory Auditors as required under the new procedure above mentioned, proposed to reappoint Deloitte & Touche S.p.A. as the Company’s independent auditors for each fiscal year in the six-year term from 2006 through 2011. The stockholders’ meeting held on May 3, 2006, passed a resolution approving the proposal of the Board.
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
          Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
          We did not make any purchases of Fiat ordinary, preference or savings shares during 2005.
PART III
ITEM 17. FINANCIAL STATEMENTS
          Not applicable.

ITEM 18. FINANCIAL STATEMENTS
Index to Financial Statements and Schedules filed with this Annual Report

ITEM 19. EXHIBITS
Index to Exhibits filed with this Annual Report
1.1	By-laws of Fiat S.p.A. (as approved by Fiat S.p.A.’s stockholders at the annual general meeting on September 20, 2005).

2.1	The total amount of long-term debt securities of Fiat S.p.A. authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. Fiat S.p.A. hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	List of subsidiaries of the registrant.

12.1	Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Principal Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
FIAT S.p.A.:
We have audited the accompanying consolidated balance sheets of FIAT S.p.A. (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended (all expressed in Euros). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FIAT S.p.A. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as adopted by the European Union.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.
Our audits also comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 36. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
DELOITTE & TOUCHE S.p.A.
/s/ DELOITTE & TOUCHE S.p.A.
Turin, Italy
March 2, 2006 (June 29, 2006 as to Note 38)

THE FIAT GROUP
CONSOLIDATED INCOME STATEMENT
For The Years Ended December 31, 2005 and 2004

	Note	2005	2005	2004
		(in millions of
		U.S. dollars)
		(note 36)	(in millions of euros)
Net revenues	(1)	55,117	46,544	45,637
Cost of sales	(2)	46,923	39,624	39,121
Selling, general and administrative costs	(3)	5,344	4,513	4,701
Research and development costs	(4)	1,615	1,364	1,350
Other income (expenses)	(5)	(51)	(43)	(415)

Trading Profit		1,184	1,000	50

Gains (losses) on the disposal of investments	(6)	1,072	905	150
Restructuring costs	(7)	594	502	542
Other unusual income (expenses)	(8)	961	812	(243)

Operating result		2,623	2,215	(585)

Financial income (expenses)	(9)	(998)	(843)	(1,179)
Unusual financial income	(9)	1,016	858	—
Result from investments	(10)	40	34	135

Result before taxes		2,681	2,264	(1,629)

Income taxes	(11)	999	844	(50)

Result from continuing operations		1,682	1,420	(1,579)

Result from discontinued operations		—	—	—

Net result before minority interest		1,682	1,420	(1,579)

Minority interest		106	89	55

Group interest in net result		1,576	1,331	(1,634)

			(in euros)
Earnings per ordinary and preference share	(12)	1.480	1.250	(1.699)
Earnings per savings share	(12)	1.480	1.250	(1.699)
Diluted earnings per ordinary and preference share	(12)	1.480	1.250	(1.699)
Diluted earnings per savings share	(12)	1.480	1.250	(1.699)
The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED BALANCE SHEET
At December 31, 2005 and 2004

		At December 31,
	Note	2005	2005	2004
		(in millions of
		U.S. dollars)
		(note 36)	(in millions of euros)
Assets
Intangible assets	(13)	7,038	5,943	5,578
Property, plant and equipment	(14)	13,033	11,006	9,437
Investment property	(15)	31	26	46
Investments and other financial assets:	(16)	2,763	2,333	4,025
Investments accounted for using the equity method		2,087	1,762	3,490
Other investments and financial assets		676	571	535
Leased assets	(17)	1,485	1,254	740
Deferred tax assets	(11)	2,491	2,104	2,402

Total Non-current assets		26,841	22,666	22,228

Inventories	(18)	9,333	7,881	7,257
Trade receivables	(19)	5,884	4,969	5,491
Receivables from financing activities	(19)	18,915	15,973	17,498
Other receivables	(19)	3,652	3,084	2,734
Accrued income and prepaid expenses	(20)	322	272	295
Current financial assets:		1,233	1,041	1,237
Current equity investments		37	31	33
Current securities	(21)	658	556	353
Other financial assets	(22)	538	454	851
Cash and cash equivalents	(23)	7,599	6,417	5,767

Total Current assets		46,938	39,637	40,279

Assets held for sale	(24)	179	151	15

Total Assets		73,958	62,454	62,522

Total assets adjusted for asset-backed financing transactions		61,867	52,244	52,348

Liabilities
Stockholders’ equity:	(25)	11,147	9,413	4,928
Stockholders’ equity of the Group		10,280	8,681	4,304
Minority interest		867	732	624
Provisions:		10,300	8,698	7,290
Employee benefits	(26)	4,641	3,919	3,682
Other provisions	(27)	5,659	4,779	3,608
Debt:	(28)	30,506	25,761	32,191
Asset-backed financing		12,091	10,210	10,174
Other debt		18,415	15,551	22,017
Other financial liabilities	(22)	224	189	203
Trade payables	(29)	13,946	11,777	11,697
Other payables	(30)	5,709	4,821	4,561
Deferred tax liabilities	(11)	480	405	522
Accrued expenses and deferred income	(31)	1,516	1,280	1,130
Liabilities held for sale	(24)	130	110	—

Total Stockholders’ Equity and Liabilities		73,958	62,454	62,522

Total stockholders’ equity and liabilities adjusted for asset-backed financing transactions		61,867	52,244	52,348

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2005 and 2004

	2005	2005	2004
	(in millions of
	U.S. dollars)
	(note 36)	(in millions of euros)
Cash and cash equivalents at beginning of period	6,829	5,767	6,845

Cash flows from (used in) operating activities during the period:
Net result before minority interest	1,682	1,420	(1,579)
Amortisation and depreciation (net of vehicles sold under buy-back commitments)	3,067	2,590	2,224
(Gains) losses and other non-monetary items (a)	(1,849)	(1,561)	277
Dividends received	56	47	28
Change in provisions	944	797	(53)
Change in deferred income taxes	466	394	(165)
Change in items due to buy-back commitments (b)	(101)	(85)	(136)
Change in working capital	135	114	1,415

	4,400	3,716	2,011

Cash flows from (used in) investments activities:
Investments in:
Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(3,614)	(3,052)	(2,915)
Equity investments (c)	(46)	(39)	(151)
Other equity investments	(33)	(28)	(88)
Proceeds from the sale of:
Tangible and intangible assets (net of vehicles sold under buy-back commitments)	506	427	246
Equity investments (c)	54	46	173
Other equity investments	32	27	175
Net change in receivables from financing activities	(297)	(251)	1,960
Change in current securities	(188)	(159)	460
Other changes (c)	2,953	2,494	284

	(633)	(535)	144

Cash flows from (used in) financing activities:
Net change in financial payables and other financial assets/liabilities (d)	(3,362)	(2,839)	(3,074)
Increase in capital stock (d)	—	—	16
Dividends paid	(34)	(29)	(20)

	(3,396)	(2,868)	(3,078)

Translation exchange differences	399	337	(155)

Change in cash and cash equivalents	770	650	(1,078)
Cash and cash equivalents at end of the period	7,599	6,417	5,767

(a)	This includes, amongst other items, the unusual financial income of 858 million euros arising from the extinguishment of the Mandatory Convertible Facility and the gain of 878 million euros realized on the sale of the investment in Italenergia Bis.

(b)	The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in Property, plant and equipment.

(c)	In this line are stated the effects on the Group’s net assets resulting from the sale and purchase of consolidated companies, included as part of the Scope of consolidation in the Notes to the Consolidated Financial Statements.

(d)	Net of the repayment of the Mandatory Convertible Facility of 3 billion euros and of the debt of approximately 1.8 billion euros connected with the Italenergia Bis operation, as neither of these gave rise to cash flows.
The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For The Years Ended December 31, 2005 and 2004

					Income
					(expenses)
					recognized
	Capital	Treasury	Capital	Revenue	directly in	Minority
	stock	stock	reserves	reserves	equity	interest	Total
	(in millions of euros)
Balances at January 1, 2004	4,918	(32)	279	714	31	650	6,560

Cover of Fiat S.p.A. fiscal 2003 loss by Additional paid-in capital and Legal reserve	—	—	(279)	279	—	—	—
Dividends	—	—	—	—	—	(19)	(19)
Capital increase	—	—	—	—	—	16	16
Net changes in income (expenses) recognized directly in equity	—	—	—	—	(4)	(9)	(13)
Other changes	—	6	—	26	—	(69)	(37)
Net profit (loss)	—	—	—	(1,634)	—	55	(1,579)

Balances at December 31, 2004	4,918	(26)	—	(615)	27	624	4,928

Capital increase from extinguishment of Mandatory Convertible Facility	1,459	—	682	—	—	—	2,141
Dividends	—	—	—	—	—	(29)	(29)
Changes in reserve for share based payments	—	—	—	12	—	—	12
Net changes in income (expenses) recognized directly in equity	—	—	—	—	884	38	922
Other changes	—	(2)	—	11	—	10	19
Net profit (loss)	—	—	—	1,331	—	89	1,420

Balances at December 31, 2005	6,377	(28)	682	739	911	732	9,413

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE
For The Years Ended December 31, 2005 and 2004

	2005	2004
	(in millions of euros)
Gains (losses) recognized directly in the cash flow hedge reserve:	3	25
Gains (losses) recognized directly in the reserve for fair value measurement of available-for-sale financial assets:	61	46
Exchange gains (losses) on the translation of foreign operations:	861	(70)

Gains (losses) recognized directly in equity by the Group	925	1

Transfers from cash flow hedge reserve	(41)	(5)
Group interest in net result	1,331	(1,634)

Recognized income (expense) of the Group	2,215	(1,638)

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2005 and 2004
     PRINCIPAL ACTIVITIES
     Fiat S.p.A. is a corporation organized under the laws of the Republic of Italy. Fiat S.p.A. and its subsidiaries (the “Group”) operate in more than 190 countries. The Group is engaged principally in the manufacture and sale of automobiles, agricultural and construction equipment and commercial vehicles. It also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, it is involved in certain other sectors, including publishing and communications and service operations, which represent a marginal portion of its activities. The head office of the Group is located in Turin, Italy.
     The consolidated financial statements are presented in euros, the Group’s functional currency.
     SIGNIFICANT ACCOUNTING POLICIES
     Basis of preparation
     The 2005 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (the “IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).
     The Fiat Group adopted IFRS on January 1, 2005 on the coming into effect of European Union Regulation No. 1606 of July 19, 2002. In this context, the accounting policies applied in these financial statements are consistent with those adopted in preparing the IFRS opening consolidated balance sheet at January 1, 2004, as well the consolidated financial statements at December 31, 2004, as restated in accordance with IFRS and presented in the Note 39 to which reference should be made. Reconciliations between profit or loss and equity under previous GAAP (Italian GAAP) to profit or loss and equity under IFRS for the periods shown as comparatives, as required by IFRS 1 – First-time Adoption of IFRS, together with related explanatory notes, are also included in the Note 39.
     Certain changes, however, have been made to the classification of the figures reported in the Appendix to the Quarterly Report at March 31, 2005, and the comparative data for prior periods have been reclassified accordingly. These changes have no effect on Trading profit, Operating result, Net result or Consolidated stockholders’ equity and regard in particular:
▪	Vehicles sold with a buy-back commitment are accounted for as Inventory if they regard the Fiat Auto business (agreements with normally a short-term buy-back commitment) and as Property, plant and equipment if they regard the Commercial Vehicles business (agreements with normally a long-term buy-back commitment). In the balance sheet included in the Appendix to the Quarterly Report at March 31, 2005, these vehicles were accounted for as either Inventory or Property, plant and equipment depending on the term of the buy-back commitment (less or more than twelve months, respectively).

▪	In order to achieve a better presentation, more consistent between the various Sectors, certain costs, previously classified by some Sectors as Other income (expenses) and by others as Cost of sales or Selling, general and administrative costs, have been recorded in the same manner by all Sectors.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
▪	The item Accrued income and prepaid expenses is included in Current assets. The financial statements are prepared under the historical cost convention, modified as required for the valuation of certain financial instruments.
     Format of the financial statements
     The Fiat Group presents an income statement using a classification based on the function of expenses within the Group (otherwise known as the “cost of sales” method), rather than based on their nature, as this is believed to provide information that is more relevant. The format selected is that used for managing the business and for management reporting purposes and is coherent with international practice in the automotive sector.
     For the balance sheet, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by paragraph 51 and following of IAS 1. In more detail, both companies carrying out industrial activities and those carrying out financial activities are consolidated in the Group’s financial statements, including certain entities performing banking activities. The investment portfolios of financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. Financial services companies, though, obtain funds only partially from the market: the remaining are obtained from Fiat S.p.A. through the Group’s treasury companies (included in industrial companies), which lend funds both to industrial Group companies and to financial services companies as the need arises. This financial service structure within the Group means that any attempt to separate current and non-current debt in the consolidated balance sheet cannot be meaningful. Suitable disclosure on the due dates of liabilities is moreover provided in the notes.
     Basis of consolidation
     Subsidiaries
     Subsidiaries are enterprises controlled by the Group, as defined in IAS 27 – Consolidated and Separate Financial Statements. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The equity and net result attributable to minority stockholders’ interests are shown separately in the consolidated balance sheet and income statement, respectively. When losses in a consolidated subsidiary pertaining to the minority exceed the minority interest in the subsidiary’s equity, the excess is charged against the Group’s interest, unless the minority stockholders have a binding obligation to reimburse the losses and are able to make an additional investment to cover the losses, in which case the excess is recorded as an asset in the consolidated financial statements. If no such obligation exists, should profits be realized in the future, the minority interests’ share of those profits is attributed to the Group, up to the amount necessary to recover the losses previously absorbed by the Group.
     Subsidiaries either dormant or generating a negligible volume of business are not included in the consolidated financial statements. Their influence on the Group’s assets, liabilities, financial position and earnings is immaterial.
     Jointly controlled entities
     Jointly controlled entities are enterprises over whose activities the Group has joint control, as defined in IAS 31 – Interests in Joint Ventures. The consolidated financial statements include the Group’s share of the earnings of jointly controlled entities using the

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
equity method, from the date that joint control commences until the date that joint control ceases.
     Associates
     Associates are enterprises over which the Group has significant influence, but no control or joint control, over the financial and operating policies, as defined in IAS 28 – Investments in Associates. The consolidated financial statements include the Group’s share of the earnings of associates using the equity method, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s balance sheet, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.
     Investments in other companies
     Equity investments in other companies that are available-for-sale financial assets are measured at fair value, when this can be reliably determined. Gains or losses arising from changes in fair value are recognized directly in equity until the assets are sold or are impaired, when the cumulative gains and losses previously recognized in equity are recognized in the income statement of the period.
     Investments in other companies for which fair value is not available are stated at cost less any impairment losses.
     Dividends received from these investments are included in Result from investments.
     Transactions eliminated on consolidation
     All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains and losses arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in those entities.
     Foreign currency transactions
     Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the income statement.
     Consolidation of foreign entities
     All assets and liabilities of foreign companies that are consolidated are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Goodwill and fair value adjustments arising on the acquisition of a foreign entity are recorded in the relevant foreign currency and are translated using the period end exchange rate.
     In the context of IFRS First-time Adoption, the cumulative translation difference arising from the consolidation of foreign operations was set at nil as of January 1, 2004, as permitted by IFRS 1; gains or losses on subsequent disposal of any foreign operation only include accumulated translation differences arising after January 1, 2004.
     Intangible assets
     Goodwill
     In the case of acquisitions of businesses, the acquired identifiable assets, liabilities and contingent liabilities are recorded at fair value at the date of acquisition. Any excess of the cost of the business combination over the Group’s interest in the fair value of those assets and liabilities is classified as goodwill and recorded in the financial statement as an intangible asset. If this difference is negative (negative goodwill), it is recognized in the income statement at the time of acquisition.
     Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
     On disposal of part or whole of a business which was previously acquired and which gave rise to the recognition of goodwill, the residual amount of the related goodwill is included in the determination of the gain or loss on disposal.
     In the context of IFRS First-time Adoption, the Group elected not to apply IFRS 3 – Business Combinations retrospectively to the business combinations that occurred before January 1, 2004; as a consequence, goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous Italian GAAP amounts, subject to being tested for impairment at that date.
     Development costs
     Development costs for vehicle project production (cars, trucks, buses, agricultural and construction equipment, related components, engines, and production systems) are recognized as an asset if and only if all of the following conditions are met: the development costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs comprise only expenditures that can be attributed directly to the development process.
     Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the products’ estimated life, as follows:

N° of years
Cars	4 - 5
Trucks and buses	8
Agricultural and construction equipment	5
Engines	8 - 10
Components	3 - 5
     All other development costs are expensed as incurred.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Other intangible assets
     Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.
     Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently whenever there is an indication that the asset may be impaired.
     Other intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.
     Property, plant and equipment
     Cost
     Property, plant and equipment are stated at acquisition or production cost and are not revalued.
     Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.
     Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized according to the method described in the note Revenue recognition if originating from the Commercial Vehicles business.
     Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the financial statement as a debt. The assets are depreciated by the method and at the rates indicated below.
     Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the lease terms.
     Depreciation
     Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

	Depreciation rates
Buildings	2%	–	10%
Plant and machinery	8%	–	30%
Industrial and commercial equipment	15%	–	25%
Other assets	10%	–	33%
     Land is not depreciated.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Leased assets
     Leased assets include vehicles leased to retail customers by the Group’s leasing companies under operating lease agreements. They are stated at cost and depreciated at annual rates of between 15% and 25%.
     Investment property
     Real estate and buildings held in order to obtain rental income are carried at cost less accumulated depreciation (charged at annual rates of between 2.5% to 5%) and impairment losses.
     Impairment of assets
     The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and tangible assets, in order to determine whether there is any indication that those assets have suffered an impairment loss. If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount. An intangible asset with an indefinite useful life is tested for impairment annually or more frequently, whenever there is an indication that the asset may be impaired.
     Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
     The recoverable amount of an asset is the higher of fair value less disposal costs and its value in use. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount. Where an impairment loss on assets other than goodwill subsequently no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in the income statement immediately.
     Financial instruments
     Presentation
     Financial instruments held by the Group are presented in the financial statements as described in the following paragraphs.
     Investments and other non-current financial assets comprise investments in non-consolidated companies and other non-current financial assets (held-to-maturity securities, non-current loans and receivables and other non-current available-for-sale financial assets).
     Current financial assets include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities, and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.
     In particular, Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value. Current securities include short-term or marketable securities which

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents; current securities include both available-for-sale and held for trading securities.
     Financial liabilities refer to debt, which includes asset-backed financing, and other financial liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other payables.
     Measurement
     Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the section Basis of consolidation.
     Non-current financial assets other than equity investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.
     Current financial assets and held-to-maturity securities are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost, including transaction costs.
     Subsequent to initial recognition, available-for-sale and held for trading financial assets are measured at fair value. When market prices are not available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques e.g. discounted cash flow analysis based on market information available at the balance sheet date.
     Gains and losses on available-for-sale financial assets are recognized directly in equity until the financial asset is disposed or is determined to be impaired, at which time the cumulative gains or losses, including that previously recognized in equity, are included in the income statement for the period. Gains and losses arising from changes in fair value of held for trading financial instruments are included in the income statement for the period.
     Loans and receivables which are not held by the Group for trading (originated loans and receivables), held-to-maturity securities and all financial assets for which published price quotations in an active market are not available and whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates, are discounted using market rates.
     Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in the income statement for the period.
     Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in relevant hedged risk, are recognized in the income statement and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.
     Derivative financial instruments
     Derivative financial instruments are only used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IAS 39, derivative financial

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which the hedge is designated.
     All derivative financial instruments are measured in accordance with IAS 39 at fair value.
     When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:
▪	Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect income statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.

▪	Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognized in the income statement at the same time at which the hedged transaction affects income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the income statement immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in stockholders’ equity and is recognized in the income statement at the same time as the related transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in stockholders’ equity is recognized in the income statement immediately.
     If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the income statement.
     Sales of receivables
     The Fiat Group sells a significant part of its financial, trade and tax receivables through either securitization programs or factoring transactions.
     A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with SIC-12 – Consolidation – Special Purpose Entities (SPE), all securitization vehicles are included in the scope of consolidation, because the subscription of the junior asset-backed securities by the seller entails its control in substance over the SPE.
     Furthermore, factoring transactions may be with or without recourse to the seller; certain factoring agreements without recourse include deferred purchase price clauses (i.e. the payment of a minority portion of the purchase price is conditional upon the full collection of the receivables),

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
require a first loss guarantee of the seller up to a limited amount or imply a continuing significant exposure to the receivables cash flow. These kinds of transactions do not meet IAS 39 requirements for asset derecognition, since the risks and rewards have not been substantially transferred.
     Consequently, all receivables sold through both securitization and factoring transactions which do not meet IAS 39 derecognition requirements are recognized as such in the Group financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheet as “Asset-backed financing”. Gains and losses relating to the sale of such assets are not recognized until the assets are removed from the Group balance sheet.
     Inventory
     Inventories of raw materials, semifinished products and finished goods are stated at the lower of cost and net realizable value, cost being determined on a first in-first-out (FIFO) basis. The measurement of inventories includes the direct costs of materials, labour and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.
     The measurement of work in progress is based on the stage of completion and is presented net of progress billings received from customers. Any losses on such contracts are fully recorded in the income statement when they become known.
     Assets held for sale
     Assets held for sale include non-current assets (or assets included in disposal groups) whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets held for sale are measured at the lower of their carrying amount and fair value less disposal costs.
     Employee benefits
     Pension plans
     Employees of the Group participate in several defined benefit and/or defined contribution pension plans in accordance with local conditions and practices in the countries in which the Group operates. Defined benefit pension plans are based on the employees’ years of service and the remuneration earned by the employee during a pre-determined period.
     The Group’s obligation to fund defined benefit pension plans and the annual cost recognized in the income statement is determined on an actuarial basis using the projected unit credit method. The portion of net cumulative actuarial gains and losses which exceeds the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at the end of the previous year is amortized over the average remaining service lives of the employees (the “corridor approach”). In the context of IFRS First-time Adoption, the Group elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004, even though it has decided to use the corridor approach for subsequent actuarial gains and losses. Past service costs are recognized on a straight-line basis over the average period remaining until the benefits become vested. The expense related to the reversal of discounting pension obligations for all defined benefit plans are reported

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
separately as part of the Group’s financial expense. All other costs relating to allocations to pension provisions are allocated to costs by function in the income statement.
     The post-employment benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses, arising from the application of the corridor method and unrecognized past service cost, reduced by the fair value of plan assets. Any net asset resulting from this calculation is recognized at the lower of its amount and the total of any cumulative unrecognized net actuarial losses and past service cost, and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
     Payments to defined contribution plans are recognized as an expense in the income statement as incurred.
     Post-employment plans other than pensions
     The Group provides certain post-employment defined benefit schemes, mainly healthcare plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.
     The reserve for employee severance indemnities of Italian companies (“TFR”) is considered a defined benefit plan and is accounted for accordingly.
     Equity compensation plans
     The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of the options at the grant date, is recognized in the income statement on a straight-line basis over the period from the grant date to the vesting date, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement. In accordance with the transitional provisions of IFRS 2, the Group applied the Standard to all stock options granted after November 7, 2002 and not yet vested at January 1, 2005, the effective date of the Standard. Detailed information is provided in respect of all stock options granted on or prior to November 7, 2002.
     Provisions
     The Group records provisions when it has an obligation, legal or constructive, to a third party, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.
     Changes in estimates are reflected in the income statement in the period in which the change occurs.
     Treasury shares
     Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Revenue recognition
     Revenue is recognized if it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue can be measured reliably. Revenues are stated net of discounts, allowances, settlement discounts and rebates.
     Revenues from the sale of products are recognized when the risks and rewards of ownership of the goods are transferred to the customer, the sales price is agreed or determinable and receipt of payment can be assumed: this corresponds generally to the date when the vehicles are made available to non-group dealers, or the delivery date in the case of direct sales. New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating leases when it is probable that the vehicle will be bought back. More specifically, vehicles sold with a buy-back commitment are accounted for as assets in Inventory if the sale originates from the Fiat Auto business (agreements with normally a short-term buy-back commitment); and are accounted for as fixed assets in Property, plant and equipment, if the sale originates from the Commercial Vehicles business (agreements with normally a long-term buy-back commitment). The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period, is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment (liability). The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease.
     Revenues from services and from construction contracts are recognized by reference to the stage of completion (the percentage of completion method).
     Revenues also include lease rentals and interest income from financial services companies.
     Cost of sales
     Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.
     Cost of sales also include provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer. Revenues from the sale of extended warranties and maintenance contracts are recognized over the period during which the service is provided.
     Expenses which are directly attributable to the financial services businesses, including the interest expense related to the financing of financial services businesses as a whole and charges for risk provisions and write-downs, are reported in cost of sales.
     Research and development costs
     This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38 (see Notes 4 and 13).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Taxes
     Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in the income statement except to the extent that they relate to items directly charged or credited to equity, in which case the related income tax effect is recognized in equity. Provisions for income taxes that could arise on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Other taxes not based on income, such as property taxes and capital taxes, are included in operating expenses. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying values in the consolidated financial statements, except for those arising from non tax-deductible goodwill and for those related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the periods in which temporary differences will be reversed.
     Dividends
     Dividends payable are reported as a movement in equity in the period in which they are approved by stockholders.
     Earnings per share
     Basic earnings per share are calculated by dividing the Group’s net profit by the weighted average number of shares outstanding during the year, excluding treasury shares. For diluted earnings per share, the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Group net result is also adjusted to reflect the net after-tax impact of conversion.
     Use of estimates
     The preparation of financial statements and related disclosures that conform to IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates are used in many areas, including accounting for bad debt provisions on accounts receivable, inventory obsolescence, depreciation, asset impairment, employee benefits, taxes, restructuring reserves, provisions and contingencies. Estimates and assumptions are reviewed periodically and the effects of any changes are reflected immediately in the income statement.
     New accounting standards
     There are no revised or new standards or interpretations that became effective on January 1, 2005 that had a significant effect on the Group’s financial statements.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     In December 2004, the IASB issued an amendment to IAS 19 – Employee Benefits providing entities with the option of recognizing actuarial gains and losses in full in the period in which they occur, outside the income statement, in a statement of recognized income and expense. The amendment also provides guidance on allocating the cost of a group defined benefit plan to the entities in the Group. The amendment is effective for annual periods beginning on or after January 1, 2006. The Group is currently evaluating the impact of this amendment.
     In April 2005, the IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements – provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognized directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into income statement in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated income statement. The Group already adopt this approach.
     In June 2005, the IASB issued the final amendment to IAS 39 – Financial Instruments: Recognition and Measurement to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss (the ‘fair value option’). The revisions limit the use of the option to those financial instruments that meet certain conditions. Those conditions are that:
▪	the fair value option designation eliminates or significantly reduces an accounting mismatch;

▪	a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; and

▪	an instrument contains an embedded derivative that meets particular conditions.
     This amendment to IAS 39 is effective for annual periods beginning on or after January 1, 2006. The Group is currently assessing the impact, if any, that this change will have.
     In August 2005, the IASB issued IFRS 7 – Financial Instruments: Disclosures and a complementary amendment to IAS 1 Presentation of Financial Statements – Capital Disclosures. IFRS 7 requires disclosures about the significance of financial instruments for an entity’s financial position and performance. These disclosures incorporate many of the requirements previously in IAS 32 – Financial Instruments: Disclosure and Presentation. IFRS 7 also requires information about the extent to which the entity is exposed to risks arising from financial instruments, and a description of management’s objectives, policies and processes for managing those risks. The amendment to IAS 1 introduces requirements for disclosures about an entity’s capital.
     IFRS 7 and the amendment to IAS 1 are effective for annual periods beginning on or after January 1, 2007. The Fiat Group early adopted IFRS 7 for the annual period beginning January 1, 2005: comparative information for the disclosures required by paragraphs 31-42 of this Standard are not provided, in accordance with the transition rules included in paragraph 44.
     In August 2005, the IASB issued amended requirements for financial guarantee contracts, in the form of limited amendments to IAS 39 and IFRS 4. The amendments require that issuers of financial guarantee contracts include the resulting liabilities in their financial statement, measured as follows:
▪	initially at fair value;

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
▪	subsequently at the higher of (i) the best estimate of the expenditure required to settle the present obligation at the balance sheet date in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with IAS 18 — Revenue.
     These amendments are effective for annual periods beginning on or after January 1, 2006. Management is currently assessing the impact, if any, that these changes will have.
     RISK MANAGEMENT
     Credit risk
     The Group’s credit concentration risk differs in relation to the activities carried out by the individual sectors and as a function of the various sales markets in which the Group operates; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market for the Fiat Auto and Commercial Vehicles Sectors, and in North America for the Agricultural and Construction Equipment Sector. For a discussion of the Group’s Sectors, see note 33.
     Financial assets are recognized in the balance sheet net of write-downs for the risk that counterparties will be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.
     Liquidity risk
     The Group is exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.
     The cash flows, funding requirements and liquidity of Group companies are monitored on a centralized basis, under the control of the Group Treasury. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of the Group’s capital resources.
     In order to minimize the cost of financing and to ensure that funding is obtainable, Group Treasury has the committed credit facilities described in Note 28.
     Interest rate risk and currency risk
     As a multinational group that has operations throughout the world, the Group is exposed to market risks from fluctuations in foreign currency exchange and interest rates.
     The exposure to foreign currency risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sell products, and in relation to the use of external borrowing denominated in foreign currencies.
     The Group utilizes external borrowing and the sale of financial receivables as asset-backed securities through securitizations to fund its industrial and financial activities. Changes in interest rates could have the effect of either increasing or decreasing the Group’s net result.
     The Group regularly assesses its exposure to interest rate and foreign currency risk through the use of derivative financial instruments in accordance with its established risk management policies.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     The Group’s policy permits derivatives to be used only for managing the exposure to fluctuation in exchange and interest rates connected to monetary flows and assets and liabilities, and not for speculative purposes.
     The Group utilizes derivative financial instruments designated as fair value hedges, mainly to hedge:
▪	the exchange rate risk on financial instruments denominated in foreign currency;

▪	the interest rate risk on fixed rate loans and borrowings.
     The instruments used for these hedges are mainly exchange rate swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.
     The Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:
▪	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

▪	the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.
     The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.
     Counterparties to these agreements are major international financial institutions with high credit ratings.
     Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 22.
     Additional qualitative information on the financial risks to which the Group is exposed is provided in Note 34.
     SCOPE OF CONSOLIDATION
     The consolidated financial statements of the Group as of December 31, 2005 include Fiat S.p.A. and 457 consolidated subsidiaries in which Fiat S.p.A., directly or indirectly, has a majority of the voting rights, over which it exercises control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies.
     The total number of consolidated subsidiaries at December 31, 2005 decreased by 36 compared with that at December 31, 2004.
     Excluded from consolidation are 86 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, of these 45 are accounted for using the cost method; these represent 0.1 percent of Group revenues, 0.0 percent of stockholders’ equity and 0.1 percent of total assets.
     Interests in joint ventures (20 companies) are accounted for using the equity method, except for one investment accounted for using proportionate consolidation, although the amounts involved in this case are not significant. The main aggregate amounts related to the Group interests in joint ventures accounted for using the equity method are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

At December 31,
2005
(in millions of euros)
Non-current assets	1,064
Current assets	1,413
Total assets	2,477
Financial debt	710
Other liabilities	1,062

2005
(in millions of euros)
Net revenues	3,464
Trading profit	59
Operating result	59
Result before taxes	56
Net result	34
     Thirty six associates are accounted for using the equity method, while 43 associates, that in aggregate are of minor importance, are stated at cost. The main aggregate amounts related to the Fiat Group interests in associates are as follows:

At December 31,
2005
(in millions of euros)
Total assets	7,482
Liabilities	6,432

2005
(in millions of euros)
Net revenues	1,280
Net result	71
     The following acquisitions were made in 2005:
▪	In the first quarter of 2005, Magneti Marelli increased its equity investment in the automotive light manufacturer Mako Elektrik Sanayi Ve Ticaret A.S., thus acquiring control from the Turkish group Koç. As a result, the company, previously accounted for using the equity method, is now consolidated on a line-by-line basis.

▪	As of May 2005, the operations that had previously been transferred to the Fiat-GM Powertrain joint venture were consolidated in Fiat Powertrain Technologies. Fiat re-acquired full control of these operations upon termination of the Master Agreement with General Motors, with the sole exception of the Polish operations that continue to be jointly managed with General Motors. The Powertrain businesses of Iveco, C.R.F. (Fiat Research Centre) and Elasis will subsequently be transferred to Fiat Powertrain Technologies.

▪	At the end of 2005, the Fiat Group acquired Enel’s share of the joint venture Leasys S.p.A., whose activity is the hire and management of company car fleets, thereby obtaining 100% control. The balance sheet of this company has been consolidated from December 31, 2005.
     The following divestitures, the proceeds of which totaled 159 million euros, were made in 2005:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
▪	In the first quarter of 2005, 65% of the investment in the temporary employment agency WorkNet was sold.

▪	On June 1, 2005, Iveco sold to Barclays Mercantile Business Finance Ltd a 51% stake in Iveco Finance Holdings Limited, a company comprising certain financial services companies of Iveco operating in France, Germany, Italy, Switzerland and the United Kingdom. As of that date, Iveco Finance Holdings Limited was no longer consolidated on a line-by-line basis, but accounted for using the equity method.
     Acquisitions and divestitures of businesses affected the Group’s assets and liabilities as of the dates of acquisition or divestiture as follows:

	Acquisitions	Divestitures
	(in millions of euros)
Non-current assets	742	125
Cash and cash equivalents	459	2,085
Other current assets	495	(3,099)
Total assets	1,696	(889)
Debt	354	(368)
Other liabilities	1,342	(534)
Total liabilities	1,696	(902)
     Comments are provided in the following notes of the main effects of these operations on the single items concerned.
     In April 2005, the ownership of Maserati was transferred from Ferrari to Fiat Partecipazioni S.p.A. Since April 1, 2005, therefore, a new entity has been operational comprising the group of companies producing and selling Maserati cars. To ensure the comparability of the figures, the Maserati business has been retrospectively separated from the Ferrari-Maserati business for 2004.
     OTHER INFORMATION
     Note 38 provides information on significant events which have occurred since the balance sheet date and on transactions between Group companies and with related parties.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (1) Net revenues
     Net revenues can be analyzed as follows:

	2005	2004
	(in millions of euros)
Revenues from:
Sales of goods	41,013	39,755
Rendering of services	2,346	2,895
Contract revenues	1,285	1,245
Rents on operating leases	397	406
Rents on assets sold with a buy-back commitment	323	289
Interest and other financial income from financial services companies	1,088	1,018
Other	92	29

Total Net revenues	46,544	45,637

     (2) Cost of sales
     Cost of sales comprises the following:

	2005	2004
	(in millions of euros)
Cost of sales attributable to the industrial business	38,898	38,363
Interest cost and other financial charges from financial services companies	726	758

Total Cost of sales	39,624	39,121

     (3) Selling, general and administrative costs
     Selling costs amount to 2,533 million euros in 2005 (2,594 million euros in 2004) and comprise mainly marketing, advertising and sales personnel costs.
     General and administrative costs amount to 1,980 million euros in 2005 (2,107 million euros in 2004) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.
     (4) Research and development costs
     In 2005, Research and development costs of 1,364 million euros (1,350 million euros in 2004) comprise all research and development costs not recognized as assets amounting to 902 million euros (1,038 million euros in 2004) and the amortization of capitalized development costs of 462 million euros (312 million euros in 2004). During the period the Group incurred new expenditure for capitalized development costs of 656 million euros (753 million euros in 2004).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (5) Other income (expenses)
     This item consists of income arising from trading operations which is not attributable to the sale of goods and services (such as royalties and other income from licenses and know-how), net of miscellaneous operating costs which cannot be allocated to specific functional areas, such as post-employment benefits for retired former employees (health care service costs), indirect taxes and duties, and accruals for various provisions.
     The detail of Other income (expenses) is as follows:

	2005	2004
	(in millions of euros)
Other income:
Gains on disposal of Property, plant and equipment and Leased assets	166	66
Amortization of deferred government investment grants	64	63
Government revenue grants	58	53
Royalties and other income from licenses and know-how	55	44
Rental income	40	47
Recovery of expenses and compensation for damages	145	69
Release of excess provisions	177	104
Prior period income	294	352
Other income	362	688

Total Other income	1,361	1,486

Other expenses:
Indirect taxes	106	117
Losses on disposal of Property, plant and equipment and Leased assets	35	20
Impairment of assets	29	336
Post-employment benefits for retired former employees	63	58
Charges for other provisions	533	450
Prior period expenses	186	220
Other expenses	452	700

Total Other expenses	1,404	1,901

Other income (expenses)	(43)	(415)

     In 2005, the item Release of excess provisions includes an amount arising in the Agricultural and Construction Equipment Sector from a structural reduction in period welfare costs in North America, resulting in the release to income of 83 million euros previously provided.
     Included under the item Impairment of assets in 2004 was an amount of 190 million euros for the write down of plant and machinery in the Fiat Auto, Iveco, Maserati and Teksid Sectors, and the write-down of goodwill in CNH by 121 million euros following a reassessment of the purchase accounting regarding the Case acquisition, which relates to accumulated tax losses which became recoverable, with the corresponding counter-entry recognized in deferred tax assets for the same amount.
     (6) Gains (losses) on the disposal of investments
     This item, amounting to 905 million euros in 2005, consists of the net gain of 878 million euros arising from the sale to EDF of the investment held by Fiat in Italenergia Bis S.p.A.. In

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
particular, as a consequence of the notification received from EDF of its intention to withdraw its arbitration claim, Fiat sold its holding of 24.6% of the share capital of Italenergia Bis S.p.A. to EDF on September 9, 2005 at a price of 1,147 million euros. On the same date, the Citigroup loan granted in September 2002 for the same amount was reimbursed, and the banks that had acquired 14% of Italenergia Bis from Fiat in 2002, signing simultaneous agreements for a series of put and call options, sold their stake to EDF. As a result, the possibility that Fiat be required to repurchase the 14% holding has been eliminated (a possibility that led to the derecognition in the IFRS financial statements of the sale of the 14% carried out in 2002 and the recognition of a liability of approximately 600 million euros to the banks who acquired that holding). As a result of these transactions, Group net debt decreased by approximately 1.8 billion euros (see Note 28).
     The item also includes a gain of 23 million euros on the disposal of Palazzo Grassi S.p.A.
     In 2004 the gain of 150 million euros included, amongst others, the gains on the following sales: 81 million euros relating to Fiat Engineering S.p.A., 31 million euros relating to the Midas Group, 2 million euros relating to Edison S.p.A. shares and 30 million euros relating to Edison S.p.A. warrants.
     (7) Restructuring costs
     Restructuring costs amount to 502 million euros in 2005 (542 million euros in 2004) and have been incurred by Fiat Auto for 162 million euros (355 million euros in 2004), mostly in relation to the restructuring of the Sector’s central organizations and certain foreign operations, as well as the activities of Fiat-GM Powertrain (the joint venture wound up at the beginning of May); by Iveco for 103 million euros (24 million euros in 2004), essentially due to a reorganization process of the entire Sector and in particular of its staff structure; by CNH for 87 million euros (68 million euros in 2004), regarding the reorganization in progress of its activities and the restructuring of certain of its foreign operations; and by Comau for 46 million euros (10 million euros in 2004), Components for 33 million euros (48 million euros in 2004), Business Solutions for 22 million euros (9 million euros in 2004), and other Sectors for minor amounts.
     (8) Other unusual income (expenses)
     Other unusual income (expenses) amounts to 812 million euros in 2005 and comprises the following items: the gain for the settlement of the Master Agreement with General Motors for 1,134 million euros (net of related expenses); a gain of 117 million euros realized on the final disposal of the real estate properties that had been securitized in 1998; additional costs connected with the process of reorganization and streamlining of relationships with Group suppliers, initiated in 2004, and with Fiat Auto dealers, for a total of 187 million euros; costs of 141 million euros incurred by Fiat Auto, as a consequence of the rationalization process of the platforms and the reallocation of production; costs of 71 million euros for an indemnity to Global Value S.p.A. for unwinding the joint venture with IBM; 30 million euros from indemnities paid to settle contractual guarantees granted on the sale of businesses in previous years and other minor items.
     The unusual expenses of 243 million euros in 2004 related to the process of reorganization and streamlining of relationships with Group suppliers.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (9) Financial income (expenses) and Unusual financial income
     (i) Financial income (expenses)
     In addition to the items included in the specific lines of the income statement, Net financial income (expenses) also includes the income from financial services companies included in Net revenues for 1,088 million euros (1,018 million euros in 2004) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for 726 million euros (758 million euros in 2004). A reconciliation to the income statement is provided at the foot of the following table.

	2005	2004
	(in millions of euros)
Financial income
Interest earned and other financial income	376	367
Interest income from customers	968	913
Gains on disposal of securities	12	—

Total Financial Income	1,356	1,280

of which:
Financial income, excluding financial services companies	268	262

Interest and other financial expenses
Interest expense and other financial expenses	1,695	1,730
Write-downs of financial assets	126	262
Losses on disposal of securities	2	—
Interest costs on employee benefits	146	127

Total Interest and other financial expenses	1,969	2,119

Net income (expenses) from derivative financial instruments and exchange differences	132	(80)

of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies	1,111	1,441

Net financial income (expenses) excluding financial services companies	(843)	(1,179)

     Net financial expenses in 2005 (excluding financial services companies) totaled 843 million euros, decreasing from the amount of 1,179 million euros in 2004, which included the unwinding of the equity swap agreement on General Motors shares resulting in a net loss of around 150 million euros.
     The increase of 55 million euros in interest income from customers in 2005 arises from the increase in the level of activities, partially compensated by an effect of 69 million euros resulting from the sale in the fourth quarter of 2004 of the holding in the financial company operating in the United Kingdom, which formed part of the overall sale to Fidis Retail Italia of the European operations of Fiat Auto Holdings B.V., and by an effect of 79 million euros resulting from the sale, of 51% of the interest in Iveco Finance Holdings Limited to Barclays Mercantile Business Finance Ltd. in 2004.
     Interest earned and other financial income may be analyzed as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	2005	2004
	(in millions of euros)
Interest income from banks	58	47
Interest income from securities	45	40
Commissions	48	49
Other Interest earned and financial income	225	231

Total Interest earned and other financial income	376	367

     Interest earned and other financial expenses may be analyzed as follows:

	2005	2004
	(in millions of euros)
Interest expenses on bonds	524	587
Bank interest expenses	397	450
Interest expenses on trade payables	11	27
Other interest and financial expenses	763	666

Total Interest and other financial expenses	1,695	1,730

     (ii) Unusual financial income
     The item Unusual financial income consists of income of 858 million euros arising from the increase of share capital on September 20, 2005 and the simultaneous extinguishment of the Mandatory Convertible Facility (see Notes 25 and 28). In particular, this income corresponds to the difference between the subscription price of 10.28 euros per share and the market value of 7.337 euros per share at the subscription date, net of associated costs. This operation led to an increase in capital stock of 1,459 million euros and in other equity reserves of 682 million euros.
     (10) Result from investments
     This item includes the Group’s interest in the net result of the companies accounted for using the equity method, the write-downs connected with the loss in value of financial assets and any reinstatement of value, the write-downs of equity investments classified as held for sale, accruals to provisions against equity investments, income and expense arising from the adjustment to fair value of investments in other entities held for trading, and dividend income. In particular, in 2005 there was a profit of 115 million euros representing the net result of companies accounted for using the equity method (153 million euros in 2004, including an amount of 54 million euros relating to Italenergia Bis S.p.A. which was sold in 2005).
     The net result from investments in 2005 amounts to 34 million euros (135 million euros in 2004) and includes (amounts in millions of euros): Fiat Auto Sector companies 57 (91 in 2004), entities of Agricultural and Construction Equipment. Sector companies 39 (25 in 2004), Commercial Vehicles Sector companies -54 (-20 in 2004) and other companies -8 (39 in 2004, of which 54 related to Italenergia Bis S.p.A.).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (11) Income taxes
     Income taxes consist of the following:

	2005	2004
	(in millions of euros)
Current taxes:
IRAP	116	122
Other taxes	184	217

Total Current taxes	300	339
Deferred taxes for the period	425	(389)
Taxes relating to prior periods	119	—

Total Income taxes	844	(50)

     In 2005, the increase in the charge for income taxes is due to an improvement in the result and accruals for prior year taxes.
     Deferred taxation of 425 million euros in 2005 (-389 million euros in 2004) includes:
▪	an amount of 277 million euros, representing the realization of deferred tax assets recognized originally in 2004 in connection with the income arising from the termination of the Master Agreement with General Motors; and

▪	an amount of 148 million euros, being the difference between deferred tax assets recognized in prior years and realized against 2005 profit and deferred tax assets recognized in the year.
     Taxes relating to prior periods include the cost of finalizing certain disputes with foreign tax authorities.
     The effective tax rate for 2005 (excluding IRAP) was 32.1% (the rate was insignificant in 2004 as a result of pre-tax losses).
     The reconciliation between the tax charge recorded in the consolidated financial statements and the theoretical tax charge, calculated on the basis of the theoretical tax rate in effect in Italy, is the following:

	2005	2004
	(in millions of euros)
Theoretical income taxes	747	(538)
Tax effect of permanent differences	(452)	3
Taxes relating to prior years	119	—
Tax effect of difference between foreign tax rates and the theoretical Italian tax rate	(3)	5
Deferred tax assets not recognized	504	459
Use of tax losses	(83)	(128)
Other differences	(104)	21

Current and deferred income tax recognized in the financial statements, excluding IRAP	728	(178)
IRAP	116	128

Income taxes recorded in financial statements (current and deferred income taxes)	844	(50)

     In order to render the reconciliation between income taxes recorded in the financial statements and theoretical income taxes more meaningful, the IRAP tax is not taken into consideration. Since the IRAP tax has a taxable basis that is different from income before taxes, it

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
generates distortions between one year and another. Accordingly, theoretical income taxes are determined by applying only the IRES tax rate (equal to 33% in 2005) in effect in Italy to income before taxes.
     Permanent differences in the above reconciliation include the tax effect of non-taxable income of 677 million euros in 2005 (229 million euros in 2004) and of non-deductible costs of 225 million euros in 2005 (232 million euros in 2004). In particular, the tax effect of permanent differences arises principally from the theoretical tax effect of 283 million euros on the unusual financial income relating to the Mandatory Convertible Facility (gross 858 million euros) and that of 290 million euros arising from the sale of Italenergia Bis S.p.A. (gross 878 million euros).
     In 2005, Other differences included unrecoverable withholding tax for 21 million euros (11 million euros in 2004).
     Current tax assets and liabilities in the balance sheet at December 31, 2005 amount to 778 million euros and 388 million euros, respectively (780 million euros and 334 million euros at December 31, 2004), as described in Notes 19 and 30.
     Net deferred tax assets at December 31, 2005 consist of deferred tax assets, net of deferred tax liabilities, that have been offset where possible by the individual consolidated companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

	At December 31,
	2005	2004	Change
	(in millions of euros)
Deferred tax assets	2,104	2,402	(298)
Deferred tax liabilities	(405)	(522)	117

Net deferred tax assets	1,699	1,880	(181)

     The reduction in net deferred tax assets is mainly due to the above-mentioned realization of 277 million euros in deferred tax assets related to the gain on the termination of the Master Agreement with General Motors.
     Deferred tax assets, net of Deferred tax liabilities, can be analyzed as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

					Translation
		Recognized		Changes in the	differences	At
	At December	in income	Charged	scope of	and other	December
	31, 2004	statement	to equity	consolidation	changes	31, 2005
	(in millions of euros)
Deferred tax assets arising from:
Taxed provisions	1,057	261	—	13	65	1,396
Inventories	132	72	—	10	9	223
Taxed allowances for doubtful accounts	149	(7)	—	(2)	2	142
Employee benefits	630	(19)	—	(21)	85	675
Write-downs of financial assets	1,660	(566)	—	(20)	(1)	1,073
Measurement of derivative financial instruments	14	4	14	—	(10)	22
Other	998	(25)	—	—	126	1,099

Total Deferred tax assets	4,640	(280)	14	(20)	276	4,630
Deferred tax liabilities arising from:
Accelerated depreciation	(405)	(34)	—	(32)	(62)	(533)
Deferred tax on gains	(171)	91	—	—	(3)	(83)
Capital investment grants	(24)	(3)	—	—	—	(27)
Employee benefits	(9)	(4)	—	(11)	—	(24)
Capitalization of development costs	(692)	(84)	—	—	(46)	(822)
Other	(872)	(159)	9	78	(67)	(1,011)

Total Deferred tax liabilities	(2,173)	(193)	9	35	(178)	(2,500)
Theoretical tax benefit arising from tax loss carryforwards	4,591	469	—	(182)	133	5,011

Adjustments for assets whose recoverability is not probable	(5,178)	(421)	—	244	(87)	(5,442)

Total Deferred tax assets, net of Deferred tax liabilities	1,880	(425)	23	77	144	1,699

     The decision to recognize deferred tax assets is taken by each company in the Group by assessing critically whether the conditions exist for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits deriving from deductible temporary differences (4,630 million euros at December 31, 2005 and 4,640 million euros at December 31, 2004) and tax loss carryforwards (5,011 million euros at December 31, 2005 and 4,591 million euros at December 31, 2004) have been reduced by a total of 5,442 million euros at December 31, 2005 and 5,178 million euros at December 31, 2004.
     In particular, Deferred tax assets, net of Deferred tax liabilities, include 965 million euros at December 31, 2005 (1,208 million euros at December 31, 2004) of tax benefits arising from tax loss carryforwards. At December 31, 2005, a further tax amount of 4,046 million euros (3,383 million euros at December 31, 2004) arising from tax loss carryforwards has not been recognized.
     Deferred taxes have not been provided on the undistributed earnings of subsidiaries since the Group is able to control the timing of the distribution of these reserves and it is probable that they will not be distributed in the foreseeable future.
     The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2005, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiry, are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	Total at	Year of expiry
	December					Beyond	Unlimited/
	31, 2005	2006	2007	2008	2009	2009	indeterminable
				(in millions of euros)
Temporary differences and tax losses relating to State taxation (IRES in the case of Italy):
Deductible temporary differences	12,855	4,929	1,704	714	509	4,327	672
Taxable temporary differences	(6,804)	(1,704)	(904)	(863)	(825)	(1,814)	(694)
Tax losses	17,223	605	633	1,788	2,010	5,486	6,701
Temporary differences and tax losses for which deferred tax assets have not been recognized	(18,389)	(1,987)	(1,269)	(1,845)	(2,026)	(5,856)	(5,406)

Temporary differences and tax losses relating to State taxation	4,885	1,843	164	(207)	(332)	2,144	1,273

Temporary differences and tax losses relating to local taxation (IRAP in the case of Italy):
Deductible temporary differences	3,389	675	218	235	140	1,860	261
Taxable temporary differences	(3,857)	(600)	(558)	(546)	(514)	(967)	(672)
Tax losses	1,070	—	—	—	70	117	883
Temporary differences and tax losses for which deferred tax assets have not been recognized	(1,330)	(163)	(52)	(35)	(22)	(360)	(698)

Temporary differences and tax losses relating to local taxation	(728)	(88)	(392)	(346)	(326)	650	(226)

     (12) Earnings per share
     The computation of earnings per share is based on the following figures:

		2005	2004
Group interest in net result	million euros	1,331	(1,634)

Profit attributable to ordinary and preference shares	million euros	1,231	(1,501)
Profit attributable to savings shares	million euros	100	(133)

Average number of ordinary and preference shares outstanding	number	984,468,753	899,033,378
Average number of savings shares outstanding	number	79,912,799	79,912,798

Earnings per ordinary and preference share	euros	1.250	(1.699)

Earnings per savings share	euros	1.250	(1.699)

Diluted earnings per ordinary and preference share	euros	1.250	(1.699)

Diluted earnings per savings share	euros	1.250	(1.699)

     There is no difference between Basic earnings per share and Diluted earnings per share due to the negligible effect of the outstanding warrants.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     In accordance with IAS 33, the dilutive effects of the Mandatory Convertible Facility have not been included in the determination of earnings per share for 2004, as there was a net loss in the period.
     (13) Intangible assets
     In 2005, changes in the gross carrying amount of Intangible assets were as follows:

					Translation
	At			Changes in	differences	At
	December			the scope of	and other	December
	31, 2004	Additions	Divestitures	consolidation	changes	31, 2005
	(in millions of euros)
Goodwill	2,809	—	—	53	297	3,159

Trademarks and other intangible assets with indefinite useful lives	260	1	(4)	2	24	283

Development costs externally acquired	1,571	240	(7)	(7)	25	1,822
Development costs internally generated	1,740	416	(2)	—	78	2,232

Total Development costs	3,311	656	(9)	(7)	103	4,054

Patents, concessions and licenses externally acquired	976	96	(114)	(59)	100	999

Total Patents, concessions and licenses	976	96	(114)	(59)	100	999

Other intangible assets externally acquired	520	32	(9)	30	23	596

Total Other intangible assets	520	32	(9)	30	23	596

Advances and intangible assets in progress externally acquired	119	51	—	—	(70)	100

Total Advances and intangible assets in progress	119	51	—	—	(70)	100

Total gross carrying amount of Intangible assets	7,995	836	(136)	19	477	9,191

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Changes in accumulated amortization and impairment losses were as follows:

						Translation
	At				Changes in	differences	At
	December		Impairment		the scope of	and other	December
	31, 2004	Amortization	losses	Divestitures	consolidation	changes	31, 2005
	(in millions of euros)
Goodwill	652	—	12	—	—	77	741

Trademarks and other intangible assets with indefinite useful lives	58	—	—	(3)	—	6	61

Development costs externally acquired	341	230	100	—	(7)	3	667
Development costs internally generated	481	232	3	—	—	68	784

Total Development costs	822	462	103	—	(7)	71	1,451

Patents, concessions and licenses externally acquired	504	158	—	(113)	(38)	19	530

Total Patents, concessions and licenses	504	158	—	(113)	(38)	19	530

Other intangible assets externally acquired	375	69	5	(9)	14	5	459

Total Other intangible assets	375	69	5	(9)	14	5	459

Advances and intangible assets in progress externally acquired	6	—	—	—	—	—	6

Total Advances and intangible assets in progress	6	—	—	—	—	—	6

Total accumulated amortisation and impairment of Intangible assets	2,417	689	120	(125)	(31)	178	3,248

     The net carrying amount of Intangible assets can be analyzed as follows:

							Translation
	At					Changes in	differences	At
	December			Impairment		the scope of	and other	December
	31, 2004	Additions	Amortization	losses	Divestitures	consolidation	changes	31, 2005
	(in millions of euros)
Goodwill	2,157	—	—	(12)	—	53	220	2,418

Trademarks and other intangible assets with indefinite useful lives	202	1	—	—	(1)	2	18	222

Development costs externally acquired	1,230	240	(230)	(100)	(7)	—	22	1,155
Development costs internally generated	1,259	416	(232)	(3)	(2)	—	10	1,448

Total Development costs	2,489	656	(462)	(103)	(9)	—	32	2,603

Patents, concessions and licenses externally acquired	472	96	(158)	—	(1)	(21)	81	469

Total Patents, concessions and licenses	472	96	(158)	—	(1)	(21)	81	469

Other intangible assets externally acquired	145	32	(69)	(5)	—	16	18	137

Total Other intangible assets	145	32	(69)	(5)	—	16	18	137

Advances and intangible assets in progress externally acquired	113	51	—	—	—	—	(70)	94

Total Advances and intangible assets in progress	113	51	—	—	—	—	(70)	94

Total net carrying amount of Intangible assets	5,578	836	(689)	(120)	(11)	50	299	5,943

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Goodwill consists principally of net goodwill resulting from the purchase of the Case Group and other companies of the Agricultural and Construction Equipment Sector for 2,016 million euros, the Pico Group and other companies in the Production Systems Sector for 194 million euros, companies in the Components Sector for 46 million euros, the Irisbus Group and other minor items in the Commercial Vehicles Sector for 56 million euros, and companies in the Metallurgical Products Sector for 37 million euros. The amount of 53 million euros regarding the change in the scope of consolidation is related to the acquisition of control of Leasys S.p.A. and Mako Elektrik Sanayi Ve Ticaret A.S.
     In addition to the effects resulting from the above-mentioned acquisitions and the entry into the scope of consolidation of the Powertrain activities, previously part of Fiat-GM Powertrain, the joint venture with General Motors, the column Change in the scope of consolidation also includes the reclassification to assets held for sale of the intangible assets of Atlanet S.p.A., for which a sales agreement has been signed with the British Telecom group and approved by the antitrust authorities in February 2006.
     The addition to Other intangible assets of 32 million euros relates mainly to software.
     Foreign exchange gains of 402 million euros in 2005 principally reflect changes in the euro/U.S. dollar rate.
     The Group performs impairment tests at least annually, or more frequently whenever there is an indication that the goodwill may be impaired. The recoverable amount of cash-generating units to which goodwill has been allocated is determined on the basis of its value in use.
     For the purpose of impairment testing, goodwill and other intangible assets with indefinite useful lives are allocated to the cash-generating units to which they belong. In particular, the vast majority of goodwill, representing 91% of the total, has been allocated to the agricultural equipment, construction equipment and financial services cash-generating units in CNH, and the Systems, Pico and Service cash-generating units in Comau.
     The principal assumptions made in determining value in use of cash-generating units regard the discount rate and the growth rate. In particular, the Group uses discount rates which reflect current market assessments of the time value of money and which take account of the risks inherent in individual cash-generating units: these pre-tax rates are in the range between 5.5% and 16%. Taking account of the detailed structure of the Group, growth rates are based upon the forecasts of the separate industrial Sector to which each cash-generating unit belongs. The forecasts of operating cash flows are those included in the latest budgets and plans prepared by the Group for the next three years, extrapolated for later years on the basis of a medium- to long-term growth rate from 0% to 2% depending on the various sectors.
     In particular, the recoverable amount of the goodwill of the CNH Sector, which represents approximately 83% of the total goodwill recognized by the Group, has been determined on the basis of the value in use of the cash-generating unit to which it has been allocated, using the cash flows forecast by Sector management for the next seven years, an annual growth rate of 2% and a pre-tax discount rate varying between 10% and 16% depending on the cash-generating unit.
     Development costs recognized as assets are attributed to cash generating units and are tested for impairment together with the related tangible fixed assets, using the discounted cash flow method in determining their recoverable amount.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (14) Property, plant and equipment
     In 2005, changes in the gross carrying amount of Property, plant and equipment were as follows:

	At			Changes in the			At
	December			scope of	Translation	Other	December
	31, 2004	Additions	Divestitures	consolidation	differences	changes	31, 2005
	(in millions of euros)
Land	500	1	(25)	26	24	7	533

Owned industrial buildings	4,088	76	(143)	93	189	49	4,352
Industrial buildings leased under finance leases	48	—	—	—	—	25	73

Total Industrial buildings	4,136	76	(143)	93	189	74	4,425

Owned plant, machinery and equipment	19,119	1,148	(1,081)	3,839	711	477	24,213
Plant, machinery and equipment leased under finance leases	29	7	—	—	4	13	53

Total Plant, machinery and equipment	19,148	1,155	(1,081)	3,839	715	490	24,266

Assets sold with a buy-back commitment	1,495	468	(396)	—	7	8	1,582

Owned other tangible assets	1,812	170	(187)	81	79	(1)	1,954
Other tangible assets leased under finance leases	5	5	—	—	—	2	12

Total Other tangible assets	1,817	175	(187)	81	79	1	1,966

Advances and tangible assets in progress	677	400	—	49	30	(541)	615

Total gross carrying amount of Property, plant and equipment	27,773	2,275	(1,832)	4,088	1,044	39	33,387

     Changes in accumulated depreciation and impairment losses were as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

					Changes
					in the
	At				scope of			At
	December		Impairment		consoli-	Translation	Other	December
	31, 2004	Depreciation	losses	Divestitures	dation	differences	changes	31, 2005
	(in millions of euros)
Land	7	—	—	—	—	—	—	7

Owned industrial buildings	1,931	133	30	(104)	14	85	33	2,122
Industrial buildings leased under finance leases	5	3	—	—	—	—	2	10

Total Industrial buildings	1,936	136	30	(104)	14	85	35	2,132

Owned plant, machinery and equipment	14,576	1,435	59	(1,050)	2,751	482	12	18,265
Plant, machinery and equipment leased under finance leases	11	4	—	—	—	1	12	28

Total Plant, machinery and equipment	14,587	1,439	59	(1,050)	2,751	483	24	18,293

Assets sold with a buy-back commitment	389	150	24	(164)	—	2	5	406

Owned other tangible assets	1,410	137	—	(107)	65	51	(26)	1,530
Other tangible assets leased under finance leases	1	2	—	—	—	—	1	4

Total Other tangible assets	1,411	139	—	(107)	65	51	(25)	1,534

Advances and tangible assets in progress	6	2	—	—	—	1	—	9

Total accumulated depreciation and impairment of Property, plant and equipment	18,336	1,866	113	(1,425)	2,830	622	39	22,381

     The column Other changes includes the reversal of impairment losses on previously impaired assets amounting to 16 million euros in 2005 (there was no reversal of impairment losses in 2004).
     The net carrying amount of Property, plant and equipment can be analyzed as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	At					Changes in the			At
	December			Impairment		scope of	Translation	Other	December
	31, 2004	Additions	Depreciation	losses	Divestitures	consolidation	differences	changes	31, 2005
	(in millions of euros)
Land	493	1	—	—	(25)	26	24	7	526

Owned industrial buildings	2,157	76	(133)	(30)	(39)	79	104	16	2,230
Industrial buildings leased under finance leases	43	—	(3)	—	—	—	—	23	63

Total Industrial buildings	2,200	76	(136)	(30)	(39)	79	104	39	2,293

Owned plant, machinery and equipment	4,543	1,148	(1,435)	(59)	(31)	1,088	229	465	5,948
Plant, machinery and equipment leased under finance leases	18	7	(4)	—	—	—	3	1	25

Total Plant, machinery and equipment	4,561	1,155	(1,439)	(59)	(31)	1,088	232	466	5,973

Assets sold with a buy-back commitment	1,106	468	(150)	(24)	(232)	—	5	3	1,176

Owned other tangible assets	402	170	(137)	—	(80)	16	28	25	424
Other tangible assets leased under finance leases	4	5	(2)	—	—	—	—	1	8

Total Other tangible assets	406	175	(139)	—	(80)	16	28	26	432

Advances and tangible assets in progress	671	400	(2)	—	—	49	29	(541)	606

Total net carrying amount of Property, plant and equipment	9,437	2,275	(1,866)	(113)	(407)	1,258	422	—	11,006

     Additions of 2,275 million euros in 2005 mainly refer to the Automotive Sectors (Fiat Auto, Iveco, CNH) and to the Components Sector, and do not include capitalized borrowing costs. The amount of 1,258 million euros shown as a Change in the scope of consolidation arises mainly from the line-by-line consolidation of the Powertrain activities, previously included in the joint venture with General Motors, Fiat-GM Powertrain, net of the reclassification to assets held for sale of certain plant and machinery of the subsidiary Atlanet S.p.A., for which a sales agreement has been signed with the British Telecom group approved by the antitrust authorities in February 2006; translation gains of 422 million euros principally reflect changes in the euro/U.S. dollar rate.
     The Group has written down certain industrial buildings during the year whose carrying amount was considered not to be fully recoverable either through use or by a possible sale. This write-down is included in selling, general and administrative costs.
     During the year the Group reviewed the recoverable amount of certain production plant in view of its reorganization and restructuring programmes for specific Sectors. In addition, the Group carried out a recoverability assessment for assets of businesses for which there were indications that impairment may have occurred, using discounted cash flow methods. These assessments led to the recognition of impairment losses of 59 million euros, of which 12 million euros is recognized in Trading profit and 47 million euros in the item Restructuring costs.
     The recoverable amount of these assets was determined with reference to their value in use, calculated using a pre-tax discount rate varying between 9.5% and 18%, as a function of the different business risks (these rates are unchanged from those used in 2004).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Additionally, at December 31, 2005, the Group recognized a write-down to market value of goods sold with a buy-back commitment for a total of 24 million euros. This write-down is recognized in Cost of sales.
     The column Other changes includes the reduction in Advances and tangible assets in progress, existing at the end of the prior year which was reclassified to the appropriate categories at the time the assets were effectively acquired and put into operation. The column also includes an amount of 32 million euros relating to the reclassification of certain properties and industrial buildings of CNH, no longer in use, to Assets held for sale, as the consequence of the restructuring process taking place over the past few years following the acquisition of the Case group.
     At December 31, 2005, land and industrial buildings of the Group pledged as security for debt amounted to 195 million euros (139 million euros at December 31, 2004); plant and machinery pledged as security for debt and other commitments amounted to 61 million euros (31 million euros at December 31, 2004).
     At December 31, 2005, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to 418 million euros (407 million euros at December 31, 2004).
     (15) Investment property

	At			Changes in		Divestitures	At
	December			the scope of	Translation	and other	December
	31, 2004	Additions	Depreciation	consolidation	differences	charges	31, 2005
	(in millions of euros)
Gross carrying amount	63	—	—	—	—	(27)	36
Less: Depreciation and impairment	(17)	—	(1)	—	—	8	(10)

Net carrying amount of Investment property	46	—	(1)	—	—	(19)	26

The Group holds interests in certain property to earn rental income. This investment property is carried at cost.
     Rental income from investment property in 2005 amounted to 2 million euros, essentially in line with the 2004 amount.
     (16) Investments and other financial assets

	At December 31,
	2005	2004
	(in millions of euros)
Investments:
Investments accounted for using the equity method	1,762	3,490
Investments valued at fair value with changes directly in equity	227	168
Investments valued at cost	101	138

Total Investments	2,090	3,796

Receivables	113	112
Other securities	130	117

Total Investments and other financial assets	2,333	4,025

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
(i)	Investments
     The changes in Investments in 2005 are set out below:

				Change		Disposals
			Acquisitions	in the scope		and
	At December	Revaluations/	and	of	Translations	Other	At December
	31, 2004	(Write-downs)	Capitalizations	consolidation	differences	changes	31, 2005
	(in millions of euros)
Unconsolidated subsidiaries	32	(3)	—	(3)	2	18	46
Jointly controlled entities	1,790	39	9	(1,210)	95	(18)	705
Associates	1,740	46	12	137	24	(901)	1,058
Other companies	234	(7)	23	(7)	—	38	281

Total Investments	3,796	75	44	(1,083)	121	(863)	2,090

     Revaluations and Write-downs consist of adjustments to the carrying value of investments accounted for using the equity method for the Group’s share of the result for the year of the investee company (115 million euros in 2005 and 153 million euros in 2004). Write-downs also include any loss in value in investments accounted for under the cost method.
     Changes in the scope of consolidation of -1,083 million euros mainly relate to the consolidation on a line by line basis of Fiat Powertrain B.V. (previously Fiat-GM Powertrain), consolidated using the equity method until December 31, 2004, resulting in a reduction of 1,213 million euros. This reduction has been partially offset by an increase of 125 million euros arising from the equity method valuation of the investment in the associate Iveco Finance Holdings Limited, no longer consolidated on a line-by-line basis following the sale by the Fiat Group of 51% of the company to Barclays Mercantile Business Finance Ltd.
     Disposals and other changes of -863 million euros are made up as follows: a decrease of 856 million euros arising from the sale of the investment in Italenergia Bis S.p.A., as described in Note 6; positive fair value adjustments of 59 million euros arising from the investment in Mediobanca S.p.A.; dividends of 47 million euros distributed by companies accounted for using the equity method and other, minor decreases of 19 million euros.
     The item Investments in jointly controlled entities comprises the following:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	At December 31,
	2005		2004
	% of		% of
	interest	Amount	interest	Amount
		(in millions		(in millions
		of euros)		of euros)
Tofas-Turk Otomobil Fabrikasi Tofas A.S.	37.9	245	37.9	183
Naveco Ltd.	50.0	118	50.0	94
Società Europea Veicoli Leggeri-Sevel S.p.A.	50.0	108	50.0	118
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme	50.0	59	50.0	45
Consolidated Diesel Company	50.0	59	50.0	49
New Holland HFT Japan Inc.	50.0	35	50.0	30
Nan Jing Fiat Auto Co. Ltd.	50.0	33	50.0	39
Transolver Finance Establecimiento Financiero de Credito S.A.	50.0	17	50.0	15
CNH de Mexico SA de CV	50.0	17	50.0	7
Fiat Powertrain B.V.	—	—	50.0	1,182
Other minors		14		28

Total Investments in jointly controlled entities		705		1,790

The item Investments in associates comprises the following:

	At December 31,
	2005		2004
	% of		% of
	interest	Amount	interest	Amount
		(in millions		(in millions
		of euros)		of euros)
Fidis Retail Italia S.p.A.	49.0	431	49.0	390
Iveco Finance Holdings Limited	49.0	131	—	—
Kobelco Construction Machinery Co. Ltd.	20.0	106	20.0	99
Rizzoli Corriere della Sera MediaGroup S.p.A.	9.9	104	9.8	101
CNH Capital Europe S.a.S.	49.9	65	49.9	58
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	29	37.5	30
Immobiliare Novoli S.p.A.	40.0	21	40.0	21
LBX Company LLC	50.0	20	50.0	16
Al-Ghazi Tractors Ltd.	43.2	14	43.2	12
New Holland Trakmak Traktor A.S.	37.5	14	37.5	13
CBC-Iveco Ltd.	50.0	—	50.0	21
Italenergia Bis S.p.A.	—	—	38.6	856
Other minors		123		123

Total Investments in associates		1,058		1,740

     Rizzoli Corriere della Sera MediaGroup S.p.A. is a listed company in which Fiat is one of the major shareholders, has a seat on the Board of Directors and is a party to a stockholders’ agreement; as a result the company is considered to be an associate. In order to account for this investment using the equity method, reference was made to its most recent published financial statements being those for the third quarter of 2005, as those to be issued for financial year 2005 will be published subsequent to the publication of the consolidated financial statements of the Fiat Group.
     At December 31, 2005, the fair market value of Investments in listed jointly controlled entities and listed associates is as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	Carrying
	value	Fair value
	(in millions of euros)
Tofas-Turk Otomobil Fabrikasi Tofas A.S.	245	338
Rizzoli Corriere della Sera MediaGroup S.p.A.	104	301
Al-Ghazi Tractors Ltd.	14	52

Total Investments in listed jointly controlled entities and associates	363	691

     The item Investments in other companies includes the investment in Mediobanca S.p.A. of 227 million euros (168 million euros at December 31, 2004).
     At December 31, 2005, there are no investments nor other financial assets given as collateral for financial debt. At December 31, 2004, Investments and other financial assets given as collateral for financial debt amounted to 856 million euros, and related to the investment in Italenergia Bis S.p.A.
(17)	Leased assets

					Change		Disposals
					in the scope		and	At
	At December				of	Translations	Other	December
	31, 2004	Additions	Depreciation	Impairment	consolidation	differences	changes	31, 2005
	(in millions of euros)
Gross carrying amount	1,106	409	—	—	825	37	(479)	1,898
Less: Depreciation and impairment	(366)	—	(184)	—	(300)	(13)	219	(644)

Net carrying amount of Leased assets	740	409	(184)	—	525	24	(260)	1,254

     The column Change in the scope of consolidation includes the effect resulting from consolidating Leasys S.p.A. on a line-by-line basis.
     The Group leases out assets, mainly its own products, as part of its financial services business. Minimum lease payments from non-cancelable operating leases amount to 420 million euros, at December 31, 2005 (415 million euros at December 31, 2004) and fall due as follows:

	At December 31,
	2005	2004
	(in millions of euros)
Within one year	215	239
Between one and five years	200	175
Beyond five years	5	1

Total Minimum lease payments	420	415

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
(18)	Inventories

	At December 31,
	2005	2004
	(in millions of euros)
Raw materials, supplies and finished goods	7,499	6,962
Work in progress	2,550	2,618
Advances on contract work	(2,168)	(2,323)

Total Inventories	7,881	7,257

     At December 31, 2005, inventories include assets sold with a buy-back commitment by Fiat Auto for 748 million euros (771 million euros at December 31, 2004). Net of this amount, inventories show an increase of 647 million euros in 2005, due to the foreign exchange rate effect following the appreciation of the U.S. dollar against the euro, and the change in scope of consolidation (approximately 480 million euros).
     At December 31, 2005, Inventories include inventories measured at their net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) amounting to 1,614 million euros (1,547 million euros at December 31, 2004).
     The amount of inventory write-downs recognized as an expense during the year are 251 million euros (244 million euros in 2004). Amounts recognized as income from the reversal of write-downs on items sold during the year were not significant.
     At December 31, 2005, the carrying amount of inventories pledged as security for loans to the Group is 463 million euros (495 million euros at December 31, 2004).
     The majority of Work in progress and Advances on contract work relates to the Production Systems Sector (Comau) and can be analyzed as follows:

	At December 31,
	2005	2004
	(in millions of euros)
Gross amount due from customers for contract work as an asset	469	407
Less: Gross amount due to customers for contract work as a liability	(87)	(112)

Work in progress, net of advances on contract work	382	295

Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	2,550	2,618
Less: Progress billings	(2,168)	(2,323)

Work in progress, net of advances on contract work	382	295

     At December 31, 2005, retentions by customers on progress billings amount to 9 million euros (1 million euros at December 31, 2004).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
(19)	Current receivables
     The composition of the caption and the analysis by due date is as follows:

	At December 31,
	2005				2004
		Due				Due
		between	Due			between	Due
		one and	beyond			one and	beyond
	Due within	five	five		Due within	five	five
	one year	years	years	Total	one year	years	years	Total
	(in millions of euros)
Trade receivables	4,871	66	32	4,969	5,462	18	11	5,491
Receivables from financing activities	10,796	5,007	170	15,973	11,316	5,691	491	17,498
Other receivables	2,600	292	192	3,084	2,457	228	49	2,734

Total Current Receivables	18,267	5,365	394	24,026	19,235	5,937	551	25,723

     At December 31, 2005, Current receivables include receivables sold and financed through both securitization and factoring transactions of 9,604 millions of euros (9,596 millions of euros at December 31, 2004) which do not meet IAS 39 derecognition requirements. These receivables are recognized as such in the Group financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheet as Asset-backed financing (see Note 28).
(i)	Trade receivables
Trade receivables are shown net of allowances for doubtful accounts of 524 million euros at December 31, 2005 (468 million euros at December 31, 2004), determined on the basis of historical losses on receivables. Movements in the allowance accounts during the year are as follows:

	At		Use and	Change in	At
	December		other	the scope of	December
	31, 2004	Provision	changes	consolidation	31, 2005
(in millions of euros)
Allowance for doubtful accounts	468	136	(81)	1	524
     The carrying amount of Trade receivables is considered in line with their fair value at the date.
     At December 31, 2005, trade receivables of 153 million euros were pledged as security for loans obtained (109 million euros at December 31, 2004).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
(ii)	Receivables from financing activities
     Receivables from financing activities include the following:

	At December 31,
	2005	2004
	(in millions of euros)
Retail financing	6,655	6,763
Finance leases	716	2,120
Dealer financing	6,804	5,360
Supplier financing	335	838
Receivables from banking activities	1,147	1,270
Financial receivables from companies under joint control, associates and unconsolidated subsidiaries	70	630
Other	246	517

Total Receivables from financing activities	15,973	17,498

     The decrease of 1,525 million euros in Receivables from financing activities with respect to the balance at December 31, 2004 is principally due to the combined effect of the following matters:
▪	a decrease of approximately 2.4 billion euros as a result of the sale by the Iveco Sector of part of its financial services activities, and the creation of the joint venture Iveco Finance Holdings Limited with Barclays;

▪	positive translation differences of approximately 1.4 billion euros, principally arising from the receivables of CNH;

▪	a decrease of approximately 500 million euros in supplier financing;

▪	a decrease of 560 million euros in Financial receivables from companies under joint control, associates and unconsolidated subsidiaries, mainly as a result of the acquisition of 100% control of Leasys and the resulting inclusion of that company in the scope of consolidation.
     Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2005 the allowance amounts to 523 million euros (559 million euros at December 31, 2004). Movements in the allowance accounts during the year are as follows:

	At		Use and	Change in	At
	December		other	the scope of	December
	31, 2004	Provision	changes	consolidation	31, 2005
	(in millions of euros)
Allowance for receivables regarding:
Retail financing	185	41	(24)	(5)	197
Finance leases	108	17	(22)	(5)	98
Dealer financing	75	38	(11)	—	102
Supplier financing	22	6	—	—	28
Receivables from banking activities	39	6	(6)	—	39
Financial receivables from companies under joint control, associates and unconsolidated subsidiaries	—	—	—	—	—
Other	130	12	(83)	—	59

Total allowance on Receivables from financing activities	559	120	(146)	(10)	523

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Finance lease receivables relate almost entirely to the vehicles of Fiat Auto, Commercial Vehicles and Agricultural and Construction Equipment Sectors leased out under finance lease arrangements and may be analyzed as follows stated gross of an allowance of 98 million euros at December 31, 2005 (108 million euros at December 31, 2004):

	At December 31,
	2005				2004
		Due				Due
		between	Due			between	Due
		one and	beyond			one and	beyond
	Due within	five	five		Due within	five	five
	one year	years	years	Total	one year	years	years	Total
	(in millions of euros)
Receivables for future minimum lease payments	433	456	36	925	894	1,553	39	2,486
Less: unrealized interest income	(51)	(56)	(4)	(111)	(89)	(164)	(5)	(258)

Present value of future minimum lease payments	382	400	32	814	805	1,389	34	2,228

     There are no contingent rents as finance lease recognized income during 2005 or 2004.
     Unguaranteed residual values at December 31, 2005 and 2004 are not significant.
     The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables vary depending on prevailing market interest rates.
     Receivables for dealer financing are typically generated by sales of vehicles and are generally managed under dealer network financing programs as a component of the portfolio of the financial services companies. These receivables are interest bearing, with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary from Sector to Sector and from country to country, although these receivables are collected in approximately two to four months on average.
     The fair value of receivables from financing activities at December 31, 2005 amounts approximately to 15,821 million euros (17,460 million euros at December 31, 2004) and has been calculated using a discounted cash flow method based on the following discount rates, adjusted, where necessary, to take account of the specific risk of insolvency of the underlying financial instrument.

	EUR	USD	GBP	CAD	AUD	BRL	PLN
	(in %)
Interest rate for six months	2.64	4.70	4.59	3.81	5.64	16.06	4.60
Interest rate for one year	2.84	4.84	4.57	4.06	5.58	15.58	4.70
Interest rate for five years	3.22	4.88	4.54	4.18	5.70	14.73	5.15

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
(iii)	Other receivables
     At December 31, 2005, Other receivables are as follows:

	At December 31,
	2005	2004
	(in millions of euros)
Tax receivables	1,903	1,759
Receivables from employees	41	38
Receivables from social security agencies	30	25
Other	1,110	912

Total Other receivables	3,084	2,734

     At December 31, 2005, Tax receivables include current income tax assets of 778 million euros (780 million euros at December 31, 2004).
     The carrying amount of Other receivables is considered to be in line with their fair value at the date.
(20)	Accrued income and prepaid expenses
     The item Accrued income and prepaid expenses consists mainly of prepaid insurance premiums and rent.
(21)	Current securities
     At December 31, 2005, current securities consist of short-term or marketable securities which represent temporary investments, but which do not satisfy the requirements for being classified as cash equivalents. In particular:

	At December 31,
	2005	2004
	(in millions of euros)
Current securities available-for-sale	317	108
Current securities for trading	239	245

Total Current securities	556	353

     During 2005, this item increased by 203 million euros as a consequence of a changed mix in the temporary investment of funds.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
(22)	Other financial assets and Other financial liabilities
     These items include the measurement at fair value of derivative financial instruments at the balance sheet date. In particular:

	At December 31,
	2005		2004
			Positive/
	Positive fair	Negative fair	(negative) fair
	value	value	value
	(in millions of euros)
Fair value hedges:
Exchange rate risk — Forward contracts and Exchange rate swaps (currency swaps)	26	(16)	7
Interest rate risk — Interest rate swaps and Forward rate agreement	307	(26)	467
Interest rate and exchange rate risk - Combined interest rate and currency swaps	9	(1)	190

Total Fair value hedges	342	(43)	664

Cash flow hedges:
Exchange rate risks — Forward contracts, Exchange rate swaps (currency swaps) and Currency options	48	(95)	70
Interest rate swaps and Forward rate agreement	2	(3)	(53)
Combined interest rate and currency swaps	—	—	2

Total Cash flow hedges	50	(98)	19

Derivatives for trading	62	(48)	(35)

Other financial assets/(liabilities)	454	189	648

     The fair value of derivative financial instruments is determined by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:
▪	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rate and interest rates in the two currencies at the balance sheet date.

▪	the fair value of currency options is determined using valuation techniques based on the Black-Scholes model or binomial models and market parameters at the balance sheet date (in particular exchange rates, interest rates and volatility rates).

▪	the fair value of interest rate swaps and forward rate agreements is determined by using the discounted cash flow method.

▪	the fair value of derivative financial instruments acquired to hedge interest rate risk and exchange rate risk is determined using the exchange rates prevailing at the balance sheet date and the discounted cash flow method.

▪	the fair value of equity swaps is determined using market prices and market interest rates at the balance sheet date.
     The overall decrease in Other financial assets from 851 million euros at December 31, 2004 to 454 million euros at December 31, 2005, and the decrease in Other financial liabilities from 203 million euros at December 31, 2004 to 189 million euros at December 31, 2005, is due not only to the changes in exchange rates and interest rates over the period, but also to the termination of certain hedging operations in advance, as a consequence of the change in the Group’s funding structure.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.
     At December 31, 2005, the notional amount of outstanding derivative financial instruments is as follows:

	At December 31,
	2005	2004
	(in millions of euros)
Exchange rate risk management	5,992	5,612
Interest rate risk management	10,544	13,487
Interest rate and exchange rate risk management	204	783
Other derivative financial instruments	1,805	2,219

Total notional amount	18,545	22,101

     At December 31, 2005, the notional amount of Other derivative instruments consists of:
▪	For 70 million euros (66 million euros at December 31, 2004) the notional amount of the equity swap stipulated to hedge the risk of an increase in the Fiat share price above the exercise price of 10,670,000 stock options granted to Mr. Marchionne (see Note 25). The risk of a significant increase in the Fiat share price above the exercise price of these options (6.583 euros) is covered by a “Total Return Equity Swap” agreement put into place at a reference price of 6.583 euros per share; this agreement expires on October 30, 2006. Although this equity swap was entered into for hedging purposes, it does not qualify for hedge accounting under IFRS and accordingly is defined as a trading derivative financial instrument. At December 31, 2005, the Equity Swap has a positive fair value of 8 million euros (a negative value of 7 million euros at December 31, 2004).

▪	For 1,432 million euros, the notional amount of call options on General Motors common stock purchased in 2004 in order to hedge the risk implicit in the Convertible Bond (the residual debt of the Exchangeable bond linked to GM ordinary shares). Following the repayment of the majority of this bond (Note 28), these options are classified as trading instruments, even though they were originally purchased for hedging purposes, and are measured at their fair value which at December 31, 2005 is essentially nil (3 million euros at December 31, 2004).

▪	For 303 million euros (913 million euros at December 31, 2004). the notional amount of derivatives embedded in certain bonds with a return linked to stock market indices or inflation rates, as well as the notional amount of the related hedging derivatives.
     There are no significant cases at the date of preparing these financial statements in which hedging exceeds the hedged future flows (overhedging).
(i)	Cash flow hedge
     The policy of the Fiat Group for managing exchange risk requires that future cash flows from trading activities which will occur for accounting purposes within the following twelve months, and from orders acquired (or contracts in progress), whatever their due dates, shall be hedged.
     Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognized in the profit and loss account at the same time in which the hedged transaction affects

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the income statement immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realised to the point of termination remains in stockholders’ equity and is recognized at the same time as the related transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss held in stockholders’ equity is recognized in the income statement immediately.
     In 2005, the Group transferred to income gains of 44 million euros net of tax effect previously recognized directly in equity (gains of 12 million euros in 2004) presented in the following line items:

	2005	2004
	(in millions of euros)
Exchange rate risk
Increase in Net revenues	49	33
Decrease in Cost of sales	8	(4)
Interest rate risk
Financial income (expenses)	(15)	(14)
Taxes income (expenses)	2	(3)

Total recognized in the income statement	44	12

     The ineffectiveness of cash flow hedges was not material for the years 2005 and 2004.
(ii)	Fair value hedge
     Gains and losses resulting from the measurement of interest rate derivative financial instruments using fair value hedging rules and the gains and losses arising from the hedged item are shown in the following table:

	2005	2004
	(in millions of euros)
Interest rate risk
Net gains (losses) on qualifying hedges	(105)	86
Fair value changes in hedged items	105	(86)

Net gains (losses)	—	—

     The effect of fair value hedges on exchange rate risk was not material for the years 2005 and 2004.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
(23)	Cash and cash equivalents
Cash and cash equivalents include:

	At December 31,
	2005	2004
	(in millions of euros)
Cash at banks	4,529	3,208
Cash with a pre-determined use	706	669
Money market securities	1,182	1,890

Total Cash and cash equivalents	6,417	5,767

     Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. The carrying amount of cash and cash equivalents is to be considered in line with their fair value at the balance sheet date.
     Cash with a pre-determined use consists principally of cash whose use is restricted to the repayment of the debt related to securitisations classified in the item Asset-backed financing.
     The credit risk associated with Cash and cash equivalents is limited, as contracts are entered into with primary national and international financial institutions.
(24)	Assets and Liabilities held for sale
     The items Assets and Liabilities held for sale includes the assets and liabilities of the subsidiary Atlanet S.p.A. at carrying values respectively of 119 million euros and 110 million euros: an agreement for the sale of this subsidiary was signed with the British Telecom group in the fourth quarter of 2005 and approved by the antitrust authorities in February 2006.
     The item also includes an amount of 32 million euros for certain properties and industrial buildings owned by CNH and no longer being used as a result of the restructuring process set up in prior years following the acquisition of the Case Group.
(25)	Stockholders’ equity
     Stockholders’ equity at December 31, 2005 increased by 4,485 million euros over that at December 31, 2004, mainly due to the increase in capital stock of 1,459 million euros on September 20, 2005 and the related increase in reserves for 682 million euros, net income for the period (1,420 million euros) and foreign exchange gains from the translation into euros of the financial statements of subsidiaries denominated in other currencies (921 million euros).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
(i)	Capital stock
     At December 31, 2005, the capital stock of Fiat S.p.A. is as follows:

	At December 31,
	2005	2004
	(number of shares)
Shares issued and fully paid:
Ordinary shares	1,092,246,316	800,417,598
Preference shares	103,292,310	103,292,310
Saving shares	79,912,800	79,912,800

Total shares issued	1,275,451,426	983,622,709

     Issued shares have a nominal value of 5 euros, with each category having rights as follows.
     Each share conveys the right to a proportionate share of the earnings available for distribution and of the residual net assets upon liquidation, without harming the rights of preference and savings shares on the allocation of the earnings as described in the following paragraph.
     Each ordinary share conveys the right to vote without any restrictions whatsoever. Each preference share conveys the right to vote only on issues that are within the purview of the Extraordinary Stockholders’ Meeting and on resolutions concerning Regulations for Stockholders’ Meetings. Savings shares are not entitled to vote.
     The net income for the year resulting from the annual financial statements of Fiat S.p.A. is allocated as follows:
▪	to the Legal Reserve, 5% of net income until this reserve reaches one fifth of the capital stock;

▪	to savings shares, a dividend of up to 0.31 euros per share;

▪	to the Legal Reserve (additional allocation), to the Extraordinary Reserve and/or to retained earnings, such allocations as shall be decided by the Annual General Meeting of Stockholders;

▪	to preference shares, a dividend of up to 0.31 euros per share;

▪	to ordinary shares, a dividend of up to 0.155 euros per share;

▪	to savings shares and ordinary shares, in equal proportions, an additional dividend of up to 0.155 euros per share;

▪	to each ordinary, preference and savings share, in equal proportions, the balance of the net income which the Stockholders’ Meeting resolves to distribute.
     When the dividend paid to savings shares in any year amounts to less than 0.31 euros, the difference is added to the preferred dividend to which they are entitled in the following two years.
     If the savings shares are delisted, they are transformed into registered shares if originally bearer shares, and have the right to a higher dividend increased by 0.175 euros, rather than 0.155 euros, with respect to the dividend received by the ordinary and preference shares.
     If the ordinary shares are delisted, the higher dividend received by the savings shares with respect to the dividend received by ordinary and preference shares is increased by 0.2 euros per share.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     The reconciliation of the number of shares outstanding at December 31, 2004 and at December 31, 2005 is as follows:

	At		(Purchases)/	At
	December	Capital	Sales of treasury	December
	31, 2004	increase	stock	31, 2005
	(number of shares in thousand)
Ordinary shares issued	800,417	291,829	—	1,092,246
Less: Treasury stock	(4,384)	—	52	(4,332)

Ordinary shares outstanding	796,033	291,829	52	1,087,914

Preference shares issued	103,292	—	—	103,292
Less: Treasury stock	—	—	—	—

Preference shares outstanding	103,292	—	—	103,292

Saving shares issued	79,913	—	—	79,913
Less: Treasury stock	—	—	—	—

Saving shares outstanding	79,913	—	—	79,913

Total Shares issued by Fiat S.p.A.	983,622	291,829	—	1,275,451

Less: Treasury stock	(4,384)	—	52	(4,332)

Total Shares outstanding issued by Fiat S.p.A.	979,238	291,829	52	1,271,119

     As described in Note 9, the Mandatory Convertible Facility was extinguished by its conversion to capital stock through subscription by the Lending Banks to an increase in capital stock for consideration, as approved by the Board of Directors on September 15, 2005; the operation took place on September 20, 2005 (see Note 28). Capital stock increased in this manner from 4,918,113,540 euros to 6,377,257,130 euros, through the issue of 291,828,718 ordinary shares, each of par value of 5 euros, having the same characteristics as those currently in circulation, including dividend rights from January 1, 2005, pursuant to article 2441, paragraph 7 of the Italian civil code, at a price of 10.28 euros, of which 5.28 euros represents share premium. The operation increased capital stock by 1,459 million euros, other reserves by 682 million euros, and generated unusual financial income of 858 million euros, net of related costs.
     The following matters have relevance with respect to the capital stock of Fiat S.p.A.:
▪	Pursuant to resolutions approved by the Board of Directors on December 10, 2001 and June 26, 2003, capital may be increased through rights offerings for a maximum of 81,886,460 euros, with the issuance of a maximum of 16,377,292 ordinary shares at a par value of 5 euros each on February 1, 2007, following the exercise of the residual “FIAT ordinary share warrants 2007”. Fiat reserved the right to pay the warrant holders in cash, starting on January 2, 2007, in lieu of the shares to be issued (shares in exchange for warrants), for the difference between the average of the official market price of Fiat ordinary shares in December 2006 and the warrant exercise price, unless this difference exceeds the maximum amount set and previously communicated by Fiat, in which case the holder of the warrants may opt to subscribe to the shares in exchange for the warrants.

▪	Pursuant to the resolution approved by the Extraordinary Stockholders’ Meeting on September 12, 2002, the Board of Directors has the right to increase the capital one or more times by September 11, 2007, up to a maximum of 8 billion euros.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
▪	The resolutions for the capital increases servicing the stock option plans (28 million euros) have been revoked, as the Board of Directors resolved on June 26, 2003 to use ordinary treasury stock to be purchased for this purpose.
     (ii) Stock-based compensation
     At December 31, 2005, the following stock-based compensation plans relating to managers of Fiat Group companies or members of the Board of Directors of Fiat S.p.A. were in place.
     Stock Option plans linked to Fiat S.p.A. ordinary shares
     The Board of Directors of Fiat S.p.A. approved certain stock option plans between March 1999 and September 2002 which provide managers of the Group with the title of Direttore and high management potential included in “management development programmes” and members of the Board of Directors of Fiat S.p.A. with the right to purchase a determined number of Fiat S.p.A. ordinary shares at a fixed price (strike price). These rights may be exercised over a fixed period of time from the vesting date to the expiry date of the plan. These stock option plans do not depend on any specific market conditions.
     The contractual terms of these plans are as follows:

				Strike	Number of
				price	options		Vesting
Plan	Recipient	Grant date	Expiry date	(euros)	granted	Vesting date	portion

Stock Options	Managers	March 30, 1999	March 31, 2007	26.120	1,248,000	April 1, 2001	50%
1999						April 1, 2002	50%

Stock Options	Managers	February 18, 2000	February 18, 2008	28.122	5,158,000	February 18, 2001	25%
2000						February 18, 2002	25%
						February 18, 2003	25%
						February 18, 2004	25%

Stock Options	Chairman	July 25, 2000	July 25, 2008	25.459	250,000	July 25, 2001	50%
July 2000	of Fiat					May 14, 2002	50%
	S.p.A.

Stock Options	Managers	February 27, 2001	February 27, 2009	24.853	785,000	February 27, 2002	25%
February 2001						February 27, 2003	25%
						February 27, 2004	25%
						February 27, 2005	25%

Stock Options	Chairman	March 29, 2001	October 30, 2008	23.708	1,000,000	July 1, 2002	100%
March 2001	of Fiat
	S.p.A.

Stock Options	Managers	October 31, 2001	October 31, 2009	16.526	5,417,500	October 31, 2002	25%
October 2001						October 31, 2003	25%
						October 31, 2004	25%
						October 31, 2005	25%

Stock Options	Chairman	May 14, 2002	January 1, 2010	12.699	1,000,000	January 1, 2005	100%
May 2002	of Fiat
	S.p.A.

Stock Options	Managers	September 12, 2002	September 12, 2010	10.397	6,100,000	September 12, 2003	25%
September 2002						September 12, 2004	25%
						September 12, 2005	25%
						September 12, 2006	25%
     The Board of Directors of Fiat S.p.A. approved two Stock Option plans in October and November 2003 providing two managers with the right to purchase a pre-determined number of Fiat S.p.A. ordinary shares at a fixed price. These rights may be exercised over a fixed period of time from the vesting date to the expiry date of the plan. The right to exercise the options is subordinated to certain time limits and is contingent upon meeting a pre-established performance.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     The contractual terms of these stock option plans were as follows:

			Strike	No. of
			price	options
Plan	Grant date	Expiry date	(euros)	assigned	Vesting date	Vesting portion

Stock Options	October 1, 2003	October 1, 2010	6.678	598,982	October 1, 2004	1/3*50%+
October 2003						+1/3*50%*(target performance)
					October 1, 2005	1/3*50%+
+1/3*50%*(target performance)
1/3*50%+
					October 1, 2006	+1/3*50%*(target performance)

Stock Options	November 15,	November 15,	6.712	446,961	November 15,	1/3*1/3+
November	2003	2010			2004	+1/3*2/3*(target performance)
2003
					November 15,	1/3*1/3+
					2005	+1/3*2/3*(target performance)
					November 15,	1/3*1/3+
					2006	+1/3*2/3*(target performance)
     The two managers to whom these plans relate left the Group in February 2005. Under the stock option contract, the two former employees maintained their right to exercise the vested portion of the options for one month following their date of leaving, although this right was not exercised. As a consequence, the plans concerning these two former employees have ceased.
     On March 27, 2003, the Board adopted a resolution to grant to the Chief Executive Officer Mr. Giuseppe Morchio a number of options to purchase Fiat S.p.A. ordinary shares at a fixed price. The exercise rights of this plan vested over period of time starting on the vesting date to the expiry date of the plan. The right to exercise the options was subordinated to certain time limits and was contingent upon meeting a pre-established performance.
     Contractual terms of the plan were as follows:

			Strike	No. of
			price	options
Plan	Grant date	Expiry date	(euros)	assigned	Vesting date	Vesting portion

Stock Options	July 31, 2003	March 27,	5.623	13,338,076	March 27, 2004	20%
March 2003		2010
					March 27, 2005	1/3*20%+2/3*20%*(profit objectives)
					March 27, 2006	1/3*20%+2/3*20%*(profit objectives)
					March 27, 2007	1/3*20%+2/3*20%*(profit objectives)
					March 27, 2008	1/3*20%+2/3*20%*(profit objectives)
     Mr. Morchio resigned on May 30, 2004, leading to the expiry of 10,670,461 of these options. The remaining options have all vested and were exercisable until May 30, 2005, but expired unexercised.
     On July 26, 2004, the Board of Directors granted to Sergio Marchionne as a part of his compensation as Chief Executive Officer options for the purchase of 10,670,000 Fiat S.p.A. ordinary shares at the price of 6.583 euros, exercisable from June 1, 2008 to January 1, 2011. In each of the first three years following the grant date, Mr. Marchionne accrues the right to purchase an annual maximum of 2,370,000 shares. From June 1, 2008, he will have the right to purchase, effective at that date, the residual portion, totalling 3,560,000 shares. Vesting of the last block of stock options is subject to certain pre-determined profitability targets.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Contractual terms of the plan are as follows:

			Strike
			price	N° of options
Plan	Grant date	Expiry date	(euros)	vested	Vesting date	Vesting portion
Stock Options July 2004	July 26, 2004	January 1, 2011	6.583	10,670,000	June 1, 2005	22.2%
					June 1, 2006	22.2%
					June 1, 2007	22.2%
					June 1, 2008	33.4%*( target profitability)
     A summary of outstanding stock options at December 31, 2005 is as follows:

			Compensation as member of the
	Managers compensation		Board
	Options	Average	Options	Average
	outstanding	remaining	outstanding at	remaining
	at December	contractual life	December 31,	contractual life
	31, 2005	(in years)	2005	(in years)
Exercise price (in euros):
6.583	—	—	10,670,000	5
10.397	3,046,500	4.8	—	—
12.699	—	—	1,000,000	4
16.526	2,299,000	3.8	—	—
23.708	—	—	1,000,000	2.8
24.853	300,000	3.2	—	—
25.459	—	—	250,000	2.6
26.120	316,000	1.3	—	—
28.122	1,788,000	2.2	—	—

Total at December 31, 2005	7,749,500		12,920,000

     Changes during the year are as follows:

			Compensation as member of the
	Managers compensation		Board
		Average		Average
	Number of	exercise price	Number of	exercise price
	shares	(in euros)	shares	(in euros)
Outstanding at the beginning of the year	10,502,543	16.38	15,587,615	8.21
Granted during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercised during the year	—	—	—	—
Expired during the year	(2,753,043)	—	(2,667,615)	—

Outstanding at December 31, 2005	7,749,500	17.51	12,920,000	8.75

Exercisable at December 31, 2005	6,987,875	18.28	2,250,000	19.01

     As discussed under Significant accounting policies, in the case of share-based payments the Group applies IFRS 2 to all stock options granted after November 7, 2002 which had not yet vested at January 1, 2005. In practice, this means that by December 31, 2005, IFRS 2 had been applied only to the stock options granted to Mr. Marchionne, for which the estimated fair value is 2.440 euros at December 31, 2005. A binomial pricing model is used to calculated the fair value of the options. The assumptions used under this model are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

Average price of Fiat S.p.A. ordinary shares (euros)	6.466
Historical volatility of Fiat S.p.A ordinary shares (%)	29.37
Expected dividend yield historical data (years 2003-2005) (%)	0.00
Risk-free interest rate (%)	4.021
     The expected volatility of the Fiat S.p.A. ordinary share in the table is its historical volatility, in line with market practice.
     The total cost recognized in the income statement for share-based payments linked to Fiat S.p.A. ordinary shares amounts to 10 million euros in 2005 (0.3 million euros in 2004, stated net of the effect of 5.8 million euros for the options which expired during the year).
     Stock Option plans linked to CNH Global N.V. ordinary shares
     Certain entities of the Agricultural and Construction Equipment Sector have granted share-based compensation to officers, employees and directors which is linked to CNH Global N.V. (“CNH”) shares and whose terms are as follows:
▪	The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”): this plan, established in 1999, as last amended on May 3, 2005, provides the following benefits for only the independent outside members of the Board of CNH Global N.V.:
-	the payment of an annual retainer fee of USD 65,000 and a committee chair fee of USD 5,000 (collectively the “Annual Fees”) in the form of common shares of CNH by way of quarterly stock grants at the end of each Plan Year Quarter, unless otherwise elected (cash or stock options);

-	the payment of a meeting fee of USD 1,250 for each Board or Committee meeting attended;

-	an annual grant of 4,000 options to purchase common shares of CNH that vest on the third anniversary of the grant date (“Annual Automatic Stock Option”).

The Stock Option election gives the independent outside directors the option to purchase common shares at a purchase price equal to the fair market value of the common shares on the date that the Annual Fees would otherwise have been paid to the director. The number of shares subject to such an option will be equal to the amount of Annual Fees that the director elected to forego, multiplied by four and divided by the fair market value determined as indicated in the next paragraph. Stock options granted vest immediately upon grant, but the shares purchased under the option cannot be sold for six months following the date of grant. No directors receive benefits upon termination of their service as directors.
▪	The CNH Equity Incentive Plan (the “CNH EIP”): this plan provides share-based compensation to officers and employees of CNH Global N.V. and its subsidiaries. Certain options vest rateably over four years from the grant date, while certain performance-based options vest subject to the attainment of specified performance criteria but no later than seven years from the grant date. All options expire after ten years. Except as noted below, the exercise prices of all option granted under the CNH EIP are equal to or greater than the fair market value of CNH Global N.V. common shares on the respective grant dates. During 2001, CNH granted stock option with an exercise price less than the quoted market price of its common shares at the date of grant. Under this plan, options may also be granted on restricted shares. Certain restricted shares vest over time, while certain performance-based restricted shares vest subject to the attainment of specified performance criteria. Such performance-based restricted shares vest no later than seven years from the award date. Effective for the 2002 plan year only, a special incentive plan was approved which provided a grant of restricted stock to certain senior executives upon

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
meeting a specified financial position target. In 2004, for individuals electing to not take the restricted stock earned under this plan, CNH issued an equivalent number of common shares to individuals who remained employed by CNH as of the vesting date for the restricted shares.

▪	In 2004, a new performance-vesting long-term incentive award was granted to selected key employees and executive officers, which is subject to their achieving certain performance-based criteria over the three year period 2004-2006. At the end of the performance cycle, any earned awards will be satisfied equally with cash and CNH common shares, as determined at the beginning of the performance cycle, for minimum target and maximum award levels. A minimum payout from the plan requires meeting certain threshold levels of performance. As a transition to the plan, for the first award under the performance cycle of 2004-2006, participants have an opportunity to receive an accelerated payment of 50% of the targeted award after the first two years of the performance cycle. In 2005, an additional award was approved under the same plan for the 3 year performance cycle 2005-2007.
     A summary of outstanding stock options at December 31, 2005 is as follows:

	Directors’ plan		Equity incentive plan
	Options	Average	Options	Average
	outstanding	remaining	outstanding at	remaining
	at December	contractual life	December 31,	contractual life
	31, 2005	(in years)	2005	(in years)
Exercise price (in USD):
9.15 - 15.70	64,348	8.3	886,260	6.6
15.71 - 26.20	71,055	8.4	—	—
26.21 - 40.00	18,654	5.5	625,000	5.6
40.01 - 56.00	4,460	4.9	—	—
56.01 - 77.05	10,525	4.3	529,810	4.1

Total at December 31, 2005	169,042	7.7	2,041,070	5.6

     Changes during the period are as follows:

	Directors’ plan		Equity incentive plan
		Average		Average
	Number of	exercise price	Number of	exercise price
	shares	(in USD)	shares	(in USD)
Outstanding at the beginning of the year	142,005	22.41	2,464,575	33.68
Granted during the year	31,037	17.90	10,000	18.06
Forfeited during the year	(4,000)	17.28	(249,805)	49.83
Exercised during the year	—	—	(183,700)	16.18
Expired during the year	—	—	—	—

Outstanding at December 31, 2005	169,042	21.71	2,041,070	34.62

Exercisable at December 31, 2005	141,872	22.50	1,747,634	36.76

     The Black-Scholes pricing model is used to calculate the fair value of the share-based compensation for the CNH Sector; based on this model, the weighted average fair value of stock options granted for the year ended December 31, 2005 is 10.13 USD for the outside directors’ compensation plan and 10.18 USD for the equity incentive plan, determined on the basis of the following assumptions:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	Directors’	Equity
	plan	incentive plan
Option life (years)	5	5
Expected volatility of CNH Global N.V. shares (%)	72.0	71.5
Expected dividend yield (%)	1.3	1.3
Risk-free interest rate (%)	3.9	3.7
     The total cost recognized in the income statement for share-based compensation linked to CNH Global N.V. ordinary shares amounted to 1 million euros in 2005 (0.4 million euros in 2004).
     Stock Option linked to Ferrari S.p.A. ordinary shares
     Under this scheme, on the one hand the employees of Ferrari S.p.A., and on the other the Chairman and the Chief Executive Officer of the company, have the option to acquire respectively 207,200 and 184, 000 Ferrari S.p.A. ordinary shares at a strike price of 175 euros per share. Under the scheme the options may be exercised until December 31, 2010, wholly or partially, and are subject to a limited extent to the company’s listing process.
     Cash-settled share-based payments
     Certain entities of the Fiat Powertrain Technologies Sector have agreed with a number of employees a total of four cash-settled share-based payment defined Stock Appreciation Rights (SAR) plans. Under these plans, the 54 employees involved have the right to receive a payment corresponding to the increase in share price between the grant date and the exercise date of General Motors $1 2/3 shares listed in New York and Fiat S.p.A. ordinary shares listed in Milan. The right is exercisable from the vesting date to the expiry date of the plans and is subordinated to certain conditions (Non-Market Conditions “NMC”). The contractual terms of these rights are as follows:

				Outstanding	Outstanding
				rights on	rights on	Grant
				GM $1 2/3	Fiat S.p.A.	price	Grant
				shares at	shares at	GM $1	price Fiat
		Vesting date		December	December	2/3	S.p.A.	Vesting
Plan	Grant date	From	Until	31, 2005	31, 2005	(in USD)	(in euros)	portion
2001	February 12, 2002	March 1, 2002	February 12, 2009	45,053	217,936	49.57	15.50	100%*NMC
2002	February 12, 2002	February 12, 2003	February 12, 2010	44,580	205,150	49.57	15.50	1/3*NMC
		February 12, 2004	February 12, 2010					1/3*NMC
		February 12, 2005	February 12, 2010					1/3*NMC
2003	February 11, 2003	February 11, 2004	February 11, 2011	46,644	218,880	36.26	7.95	1/3*NMC
		February 11, 2005	February 11, 2011					1/3*NMC
		February 11, 2006	February 11, 2011					1/3*NMC
2004	February 10, 2004	February 10, 2005	February 11, 2012	40,470	205,169	49.26	6.03	1/3*NMC
		February 10, 2006	February 11, 2012					1/3*NMC
		February 10, 2007	February 11, 2012					1/3*NMC
     In accordance with IFRS 2, the Group measures the liability arising from cash-settled share-based payment transactions at fair value at each reporting date and at the date of settlement; the changes in the fair value of these liabilities are recognized in the income statement for the period. At December 31, 2005, the Group measured the fair value of the liabilities generated by these plans using the binomial method based on the following market data:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

		Fiat S.p.A.
	GM $1 2/3 share	ordinary share
Closing price	$19.42	€7.36
Expected volatility (%)	77.56	28.39
Expected dividend yield (%)	10.30	0.00
     The total change in the fair value of these cash-settled share-based payment plans recognized by the Group in the 2005 income statement amounts to 2 million euros.
     (iii) Treasury stock
     Treasury stock consists of 4,331,708 Fiat S.p.A. ordinary shares for an amount of 28 million euros.
     (iv) Capital reserve
     At December 31, 2005, the Capital reserve represents additional paid-in capital consisting of the share premium paid by the subscribers of the capital increase made after the extinguishment of the Mandatory Convertible Facility on September 20, 2005 described at the paragraph Capital stock.
     (v) Revenue reserves
     The principal revenue reserves are as follows:
▪	The legal reserve of Fiat S.p.A. of 447 million euros at December 31, 2005 (447 million euros at December 31, 2004);

▪	Retained losses totaling 1,052 million euros at December 31, 2005 (1,063 million euros at December 31, 2004);

▪	The Group’s interest in net result of 1,331 million euros for the year ended December 31, 2005 (a loss of 1,634 million euros for the year ended December 31, 2004);

▪	The share based payments reserve of 13 million euros at December 31, 2005 (1 million euros at December 31, 2004).
     (vi) Income (expense) recognized directly in equity
This item consists of accumulated other comprehensive income at December 31, 2005; changes for the two years then ended are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

				Income
				(expense)
	Cash flow	Available-	Cumulative	recognized
	hedge	for-sale	translation	directly in
	reserve	reserve	differences	equity
		(in millions of euros)
Balances at January 1, 2004	2	29	—	31

Gains (losses) recognized directly in the cash flow hedge reserve	25	—	—	25
Gains (losses) recognized directly in the available-for-sale reserve	—	46	—	46
Exchange gains (losses) on the translation of foreign operations	—	—	(70)	(70)
Net profit (loss)	(5)	—	—	(5)

Balances at December 31, 2004	22	75	(70)	27

Gains (losses) recognized directly in the cash flow hedge reserve	3	—	—	3
Gains (losses) recognized directly in the available-for-sale reserve	—	61	—	61
Exchange gains (losses) on the translation of foreign operations	—	—	861	861
Net profit (loss)	(41)	—	—	(41)

Balances at December 31, 2005	(16)	136	791	911

     (vii) Minority interest
     The minority interest in stockholders’ equity of 732 million euros (624 million euros at December 31, 2004) refers mainly to the following companies consolidated on a line-by-line basis:

	At December 31,
	2005	2004
	(% held by minority stockholders)
Italian companies:
Ferrari S.p.A.	44.0	44.0
Teksid S.p.A.	15.2	19.5
Foreign companies:
Fiat Auto Holdings B.V	—	10.0
CNH Global N.V.	16.1	15.5
     Following the finalization of the Termination Agreement with General Motors on February 13, 2005, the Group reacquired the shares in Fiat Auto Holdings B.V. held until then by minorities and at December 31, 2005 fully owns the company.
     (26) Provisions for employee benefits
     Group companies provide post-employment benefits for their employees, either directly or by contributing to independently administered funds.
     The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service. The obligations relate both to active employees and to retirees.
     Group companies provide post-employment benefits under defined contribution and/or defined benefit plans.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     In the case of defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. Liabilities for contributions accrued but not paid are included in the item Other payables (see Note 30). The entity recognise the contribution cost when the employee has rendered his service and includes this cost in Cost of Sales, Selling, General and Administrative costs and Research and development costs. In 2005, these expenses totalled 1,080 million euros (1,070 million euros in 2004).
     Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions by an entity, and sometimes its employees, into an entity, or fund, that is legally separate from the employer and from which the employee benefits are paid.
     In the case of funded and unfunded post employment benefits, included in the item post-employment benefits, the Group obligation is determined on an actuarial basis, using the Projected Unit Credit Method and is offset against the fair value of plan assets, if any. Where the fair value of plan assets exceed the post-employment benefits obligation, and the group has a right of reimbursement or a right to reduce future contributions, the surplus amount is recognized in accordance with IAS 19 as an asset. As discussed in the paragraph Significant accounting policies, actuarial gains and losses are accounted for from January 1, 2004 using the corridor approach.
     Finally, the Group grants certain Other long-term benefits to its employees; these benefits include those generally paid when the employee attains a specific seniority or in the case of disability. In this case the measurement of the obligation reflects the probability that payment will be required and the length of time for which payment is expected to be made. The amount of this obligation is calculated on an actuarial basis using the Projected Unit Credit Method. The corridor approach is not used for actuarial gains and losses arising from this obligation.
     The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months after the end of the period in which the employees render the related service.
     Changes in Provisions for employee benefits for the year ended December 31, 2005 are as follows:

				Change in
				the scope of
	At			consolidation	At
	December			and other	December
	31, 2004	Provision	Utilization	changes	31, 2005
		(in millions of euros)
Post-employment benefits:
Employee severance indemnity	1,179	121	(150)	133	1,283
Pension Plans	977	55	(157)	(3)	872
Health care plans	1,024	76	(64)	66	1,102
Other	262	26	(39)	45	294

Total post-employment benefits	3,442	278	(410)	241	3,551
Other long-term employee benefits	100	136	(28)	8	216
Other provisions for employees	140	18	(13)	7	152

Total provision for employee benefits	3,682	432	(451)	256	3,919

     The column Changes in the scope in consolidation and other changes includes exchange gains of 203 million euros, set off by the effects resulting from changes in plans which led to the release of provisions of 106 million euros to income. The effects of changes in the scope of consolidation and other minor changes are also included in this column.
     Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following actuarial assumptions:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	At December 31,
	2005				2004
	Italy	USA	UK	Other	Italy	USA	UK	Other
				(in %)
Discount rate	3.53	5.50	4.75	1-5.25	3.65	5.75	5.25	2-6.7
Future salary increase	2.58	n/a	3.50	2.25-3.5	2.56	n/a	3-3.5	2-3.5
Inflation rate	2.00	n/a	2.75	2.00	2.00	n/a	2.75	2.00
Increase in healthcare costs	n/a	5-10	n/a	n/a	n/a	5-10	n/a	n/a
Expected return on plan assets	n/a	8.25	6.88	n/a	n/a	8.75	6.50	n/a
     (i) Reserve for employee severance indemnity (“TFR”)
     The reserve for employee severance indemnities comprises liability for severance indemnities that Italian companies accrue each year end for employees, as requested by Italian labour legislation. This provision is settled to retiree employees and, shall be partially paid in advance if certain condition are met. This defined benefit post-employment plan is unfunded.
     (ii) Pension plans
     The item Pension Plans consists principally of the obligations of Fiat Group companies operating in the United States (mainly to the CNH Sector) and in the United Kingdom.
     Under these plans a contribution is generally made to a separate fund (trust) which independently administers the plan assets. The plan provides for a fixed contribution by employees and for a variable contribution by the employer necessary to, at a minimum, to satisfy the funding requirements as prescribed by the laws and regulations of each country. Prudently the Group makes discretionary contributions in addition to the funding requirements. If these funds are overfunded, that is if they present a surplus compared to the requirements of law, the Group companies concerned are not required to contribute to the plan in respect of the minimum performance requirement as long as the fund is in surplus. The administration strategy for these assets depends on the features of the plan and on the maturity of the obligations. Typically, shorter term plan benefit obligations are funded by investing in more equity securities; longer term plan benefit obligations are funded by investing in more fixed income securities.
     With regard to pension plans in the United States from January 1, 2003 CNH Global N.V. makes contributions to these plans also by ordinary shares and not only by cash.
     In the United Kingdom the Fiat Group participates in a multi-employer plan called the “Fiat Group Pension Scheme”, amongst others. Under this plan, participating employers make contributions on behalf of their active employees (active), retirees (pensioners) and employees who have left the Group but have not yet retired (deferred).
     (iii) Health care plans
     The item Health care plans comprises obligations for health care and insurance plans granted to employees of the Fiat Group working in the United States and Canada. These plans, which are unfunded, generally cover all employees retiring on or after reaching the age of 55 who have had at least 10 years of service with the Group.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (iv) Other
     The item Other includes loyalty bonuses, which are due to employees who reach a specified seniority and are generally settled when an employee leaves the Group; and for French entities, the indemnité de depart à la retraite, a plan similar to the Italian TFR. These schemes are unfunded.
     The amounts recognized in the balance sheet at December 31, 2005 and 2004 for post-employment benefits are as follows:

	Employee severance indemnity		Pension Plans		Health care plans		Other
	At December 31,		At December 31,		At December 31,		At December 31,
	2005	2004	2005	2004	2005	2004	2005	2004
			(in millions of euros)
Present value of funded obligations	—	—	2,514	2,406	—	—	—	—
Less: Fair Value of plan assets	—	—	(2,014)	(1,623)	—	—	—	—

	—	—	500	783	—	—	—	—

Present value of unfunded obligations	1,417	1,243	539	304	1,417	1,186	323	278
Unrecognized actuarial gains (losses)	(134)	(64)	(163)	(105)	(370)	(172)	(28)	(16)
Less: Unrecognized past service cost	—	—	(4)	(5)	55	10	(1)	—

Net liability	1,283	1,179	872	977	1,102	1,024	294	262

Amounts in the balance sheet:
Liabilities	1,283	1,179	872	977	1,102	1,024	294	262
Less: Assets	—	—	—	—	—	—	—	—

Net liability	1,283	1,179	872	977	1,102	1,024	294	262

     The amounts recognized in the income statement for Post-employment benefits are as follows:

	Employee severance
	indemnity		Pension Plans		Health care plans		Other
	2005	2004	2005	2004	2005	2004	2005	2004
			(in millions of euros)
Current service cost	86	87	48	36	12	12	16	14
Interest costs	33	27	140	144	60	67	9	8
Less: Expected return on plan assets	—	—	(127)	(119)	—	—	—	—
Net actuarial (gains) losses recognized in the year	1	—	—	1	14	—	4	1
Past service cost	—	—	1	1	(11)	—	1	—
Losses (gains) on curtailments and settlements	—	—	—	1	—	—	(1)	—
Plan amendments	—	—	(8)	—	(98)	(22)	—	—
Other	1	—	(7)	—	1	(1)	(3)	—

Total cost (gains) for post employment benefits	121	114	47	64	(22)	56	26	23

Actual return on plan assets	n/a	n/a	198	158	n/a	n/a	n/a	n/a

     Changes in the present value of Post-employment obligations are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	Employee severance
	indemnity		Pension Plans		Health care plans		Other
	2005	2004	2005	2004	2005	2004	2005	2004
			(in millions of euros)
Present value of obligation at the beginning of the year	1,243	1,265	2,710	2,593	1,186	1,095	278	275

Service cost	86	87	48	36	12	12	16	14
Interest costs	33	27	140	144	60	67	9	8
Contribution by plan participants	—	—	5	5	7	6	—	—
Actuarial losses (gains)	47	64	129	152	177	188	8	17
Exchange rate differences	—	—	181	(74)	187	(94)	5	(2)
Benefits paid	(150)	(209)	(157)	(149)	(64)	(61)	(39)	(33)
Past service cost	—	—	—	—	(49)	—	2	—
Change in scope of consolidation	158	7	(1)	1	—	—	24	—
Losses on curtailments	—	—	—	1	—	—	(1)	—
Plan amendments	—	—	(8)	—	(98)	(22)	—	—
Other changes	—	2	6	1	(1)	(5)	21	(1)

Present value of obligation at the end of the year	1,417	1,243	3,053	2,710	1,417	1,186	323	278

     The effect of plan amendments on the amount recognized for health care costs both in the income statement and in the changes in the present value of obligations, is mainly due to the structural reduction in welfare costs in North America, which led to the recognition of income of 83 million euros arising from the reduction of amounts previously provided by the CNH sector.
     Changes in the fair value of plan assets are as follows:

	Pension Plans
	2005	2004
	(in millions of euros)
Opening fair value of plan assets	1,623	1,476

Expected return on plan assets	127	119
Actuarial gains (losses)	71	39
Exchange rate differences	144	(53)
Contribution by employer	177	172
Contribution by plan participants	9	6
Benefits paid	(142)	(135)
Change in the scope of consolidation	1	—
Other changes	4	(1)

Closing fair value of plan assets	2,014	1,623

     Plan assets for Post-employment benefits mainly consist of listed equity instruments and fixed income securities; plan assets do not include treasury stock of Fiat S.p.A. or properties occupied by Group companies.
     Plan assets may be summarised as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	At December 31,
	2005	2004
	(in %)
Third party equity instruments	54	47
Third party debt instruments	42	48
Properties occupied by third parties	1	—
Other assets	3	5
     Assumed healthcare cost trend rates have a significant effect on the amount recognized in the income statement. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage	One percentage
	point increase	point decrease
	(in millions of euros)
Effect on the aggregate of the service costs and interest cost	21	17
Effect on defined benefit obligation	143	119
Effect on defined benefit obligation
     (27) Other provisions
     Changes in Other provisions for the year ended December 31, 2005 are as follows:

	At					At
	December			Release	Other	December
	31, 2004	Charge	Utilization	to income	changes	31, 2005
			(in millions of euros)
Warranty provision	893	1,033	(953)	(8)	81	1,046
Restructuring provision	347	378	(217)	(13)	24	519
Provision on equity investments	—	51	—	—	20	71
Other risks	2,368	2,318	(1,548)	(83)	88	3,143

Total Other provisions	3,608	3,780	(2,718)	(104)	213	4,779

     The effect of discounting provisions amounts to 9 million euros in 2005 and has been included in the Other changes as has the effect of exchange rate differences amounting to 180 million euros.
     The warranty provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering, past experience and specific contractual terms.
     The restructuring provision comprises the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to 422 million euros at December 31, 2005 (289 million euros at December 31, 2004), other costs for exiting activities amounting to 10 million euros at December 31, 2005 (13 million euros at December 31, 2004) and other costs totalling 87 million euros at December 31, 2005 (45 million euros at December 31, 2004).
     The total balance at December 31, 2005 relates to corporate restructuring programs of the following Sectors (in millions of euros): Fiat Auto 175 (160 at December 31, 2004); Agricultural and Construction Equipment 72 (36 at December 31, 2004); Commercial Vehicles 109 (43 at December 31, 2004); Metallurgical Products 19 (8 at December 31, 2004); Components 59 (66 at December 31, 2004); Production Systems 48 (17 at December 31, 2004); Services 16 (6 at December 31, 2004); Other sectors 21 (11 at December 31, 2004).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes.
     (28) Debt
     A breakdown of debt and an analysis by due date are as follows:

	At December 31,
	2005				2004
		Due				Due
		between	Due			between	Due
		one and	beyond			one and	beyond
	Due within	five	five		Due within	five	five
	one year	years	years	Total	one year	years	years	Total
				(in millions of euros)
Asset-backed financing	6,907	3,254	49	10,210	6,902	3,223	49	10,174

Other debt:
Bonds	2,766	2,307	2,561	7,634	2,369	3,029	3,928	9,326
Borrowings from banks	2,877	2,557	128	5,562	8,110	2,266	74	10,450
Loans for banking activities	1,255	—	—	1,255	1,322	4	—	1,326
Other	956	92	52	1,100	751	129	35	915
Total Other debt	7,854	4,956	2,741	15,551	12,552	5,428	4,037	22,017

Total Debt	14,761	8,210	2,790	25,761	19,454	8,651	4,086	32,191

     The item Asset-backed financing represents the amount of financing received through both securitisation and factoring transactions which do not meet IAS 39 derecognition requirements and is recognized as an asset in the balance sheet under the item Current receivables (Note 19).
     The bonds issued by the Fiat Group are governed by different terms and conditions according to their type as follows:
▪	Global Medium Term Note (GMTN Program): notes of approximately 5.5 billion euros guaranteed by Fiat S.p.A. have been issued to date under this program. Issuers taking part in the program are Fiat Finance & Trade Ltd. S.A. (for an amount outstanding of 5,426 million euros), and Fiat Finance Canada Ltd. (for an amount outstanding of 100 million euros).

▪	Convertible bonds: these represent the residual debt, 15 million euros remaining after the partial repayment in July 2004, of the 5-year bond originally convertible into General Motors Corporation common stock (the “Exchangeable bond”) at a conversion price of 69.54 U.S. dollars per share, bearing interest at 3.25% and repayable on January 9, 2007. In order to hedge the risk, implicit in the bond, of an increase in the General Motors share price above 69.54 U.S. dollars, the Group purchased call options in 2004 on General Motors common stock. These options, although originally purchased for hedging purposes, are classified as trading (see also Note 22).

▪	Other bonds: these refer to the following issues:
-	Bonds issued by Case New Holland Inc. (“CNH Inc.”) in 2003 (bearing coupon interest at 9.25% and repayable on August 1, 2011 for an amount of 1,050 million U.S. dollars, equivalent to 890 million euros) and in 2004 (bearing coupon interest at 6.00% and repayable on June 1, 2009 for an amount of 500 million U.S. dollars, equivalent

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
to 424 million euros); the bond indenture contains a series of financial covenants that are common to the high yield American bond market;

-	Bonds issued by CNH America LLC and CNH Capital America for a total amount outstanding of 381 million U.S. dollars, equivalent to 323 million euros;

-	Other minor issues for a total of 43 million euros.
     The majority of the bonds issued by the Group contain commitments (“covenants”) by the issuer and in some cases by Fiat S.p.A. as the guarantor, that are common in international practice for bond issues of this type, by the issuers in the same industrial segment as that in which the Group operates. In particular, these covenants may include (i) a negative pledge clause which requires that the benefit of any real present or future guarantees given as collateral on the assets of the issuer and/or Fiat, on other bonds and other credit instruments should be extended to these bonds to the same degree, (ii) a pari passu clause, on the basis of which obligations cannot be undertaken which are senior to the bonds issued, (iii) an obligation to provide periodic disclosure, (iv) for certain of the bond issues cross-default clauses, whereby the bonds become immediately due and payable when certain defaults arise in respect of other financial instruments issued by the Group and (v) other clauses generally present in issues of this type.
     The above-mentioned bonds issued by CNH Inc. contain, moreover, financial covenants common to the high yield American bond market which place restrictions, among other things, on the possibility of the issuer and certain companies of the CNH group to secure new debt, pay dividends or buy back treasury stock, realise certain investments, conclude transactions with associated companies, give collateral on its assets, conclude sale and leaseback transactions, sell certain fixed assets or merge with other companies, and financial covenants which impose a maximum limit on further indebtedness by the CNH group companies which cannot exceed a specific ratio of cash flows to dividend payments and financial expenses. Such covenants are subject to various exceptions and limitations and, in particular, some of these would no longer be binding should the bonds be assigned an investment grade rating by Standard & Poor’s Rating Services and/or Moody’s Investors Service.
     The major bond issues outstanding at December 31, 2005 are the following:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

		Face value
		of			Outstanding
		outstanding			amount
		bonds			(in millions of
	Currency	(in millions)	Coupon	Maturity	euros)

Global Medium Term Notes:
Fiat Finance & Trade (1)	EUR	1,678	5.75%	May 25, 2006	1,678
Fiat Finance Canada	EUR	100	5.80%	July 21, 2006	100
Fiat Finance & Trade (1)	EUR	500	5.50%	December 13, 2006	500
Fiat Finance & Trade (1)	EUR	1,000	6.25%	February 24, 2010	1,000
Fiat Finance & Trade (1)	EUR	1,300	6.75%	May 25, 2011	1,300
Fiat Finance & Trade (1)	EUR	617	(2)	(2)	617
Others (3)					331

Total Global Medium Term Notes					5,526

Convertible bonds:
Fiat Fin. Luxembourg (4)	USD	17	3.25%	January 9, 2007	15

Total Convertible bonds					15

Other bonds:
CNH Capital America LLC	USD	127	6.75%	October 21, 2007	107
Case New Holland Inc.	USD	1,050	9.25%	August 1, 2011	890
Case New Holland Inc.	USD	500	6.00%	June 1, 2009	424
CNH America LLC	USD	254	7.25%	January 15, 2016	216
Others (3)					43

Total Other bonds					1,680

Fair value adjustments and amortized cost valuation					413

Total Bonds					7,634

(1)	Bonds listed on the Mercato Obbligazionario Telematico of the Italian stock exchange (EuroMot). In addition, the majority of the bonds issued by the Fiat Group are also listed on the Luxembourg stock exchange.

(2)	“Fiat Step-Up Amortizing 2001-2011” bonds repayable at face value in five equal annual instalments each for 20% of the total issued (617 million euros) due beginning from the sixth year (November 7, 2007) by reducing the face value of each bond outstanding by one-fifth. The last instalment will be repaid on November 7, 2011. The bonds pay coupon interest equal to: 4.40% in the first year (November 7, 2002), 4.60% in the second year (November 7, 2003), 4.80% in the third year (November 7, 2004), 5.00% in the fourth year (November 7, 2005), 5.20% in the fifth year (November 7, 2006), 5.40% in the sixth year (November 7, 2007), 5.90% in the seventh year (November 7, 2008), 6.40% in the eighth year (November 7, 2009), 6.90% in the ninth year (November 7, 2010), 7.40% in the tenth year (November 7, 2011).

(3)	Bonds with amounts outstanding equal to or less than the equivalent of 50 million euros.

(4)	Bonds convertible into General Motors Corporation common stock.
     The Fiat Group intends to repay the issued bonds in cash at due date by utilising available liquid resources. At December 31, 2005, the Fiat Group also had unused committed credit lines of 1 billion euros.
     In addition, the companies in the Fiat Group may from time to time buy back bonds on the market that have been issued by the Group, also for purposes of their cancellation. Such buybacks, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.
     The item Borrowings from banks at December 31, 2004 included the 3 billion euros Mandatory Convertible Facility stipulated in execution of the Framework Agreement dated May 27, 2002 with Capitalia, Banca Intesa, SanPaolo IMI and later Unicredit Banca (the “Lending Banks”),

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
for the purpose of providing the Fiat Group with the financial support needed to implement its strategic and industrial plans. As described in Notes 9 and 25, the extinguishment of the Mandatory Convertible Facility and its conversion to capital stock, through the subscription by the Lending Banks of an increase in capital stock for consideration, took place on September 20, 2005. Capital stock increased in this manner from 4,918,113,540 euros to 6,377,257,130 euros.
     At December 31, 2004, the item also included 1,147 million euros of financing secured from Citigroup and a small group of banks that was guaranteed by a put option to EDF held by the Fiat Group on its residual interest of 24.6% in Italenergia Bis and the shares in Italenergia Bis pledged by Fiat. In addition, the item included 603 million euros due to the other (bank) stockholders of Italenergia Bis, who acquired 14% of Fiat’s interest in Italenergia Bis in 2002, subject to a series of options expiring in 2005. Given the existence of these options, the sale of the 14% interest did not previously satisfy the revenue recognition requirements of IAS18. As described in Note 6, Fiat repaid the mentioned loans during the period with the proceeds of the sale of its interest of 24.6% carried out through the exercise of the Put option, and as a result, the possibility that Fiat will be required to repurchase the 14% holding from these stockholders has been eliminated.
     The annual interest rates and the nominal currencies of debt are as follows:

	Interest rate
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	Greater than 12.5%	Total
			(in millions of euros)
Euro and euro-zone currencies	7,602	5,575	341	—	—	13,518
U.S. dollar	5,686	1,522	928	3	—	8,139
Japanese yen	11	—	—	—	—	11
Brazilian real	195	4	1,088	67	442	1,796
British pound	78	44	—	—	—	122
Canadian dollar	937	—	—	—	—	937
Other	489	672	73	4	—	1,238

Total Debt	14,998	7,817	2,430	74	442	25,761

     Financial payables with annual nominal interest rates in excess of 12.5% relate principally to Group’s subsidiaries operating in Brazil.
     For further information on the management of interest rate and exchange rate risk reference should be made to the previous section Risk Management and to Note 34.
     The fair value of debt at December 31, 2005 amounts to approximately to 25,624 million euros (approximately 31,989 million euros at December 31, 2004), determined using the quoted market price of financial instruments, if available, or the related future cash flows. The amount is calculated using the interest rates stated in Note 19, suitably adjusted to take account of the Group’s current creditworthiness.
     At December 31, 2005, the Group has outstanding financial lease agreements for certain property, plant and equipment whose net carrying amount totalling 96 million euros (65 million euros at December 31, 2004) is included in the item Property, plant and equipment (Note 14). Payables for finance leases included in the item Total other debt amount to 145 million euros at December 31, 2005 (120 million euros at December 31, 2004) and are analysed as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	At December 31,
	2005				2004
		Due				Due
		between				between	Due
		one and				one and	beyond
	Due within	five	Due beyond		Due within	five	five
	one year	years	five years	Total	one year	years	years	Total
			(in millions of euros)
Minimum future lease payments	79	59	17	155	21	91	13	125
Interest expense	(4)	(5)	(1)	(10)	(1)	(4)	—	(5)

Present value of minimum lease payments	75	54	16	145	20	87	13	120

     Debt secured by mortgages on assets of the Group amounts to 710 million euros at December 31, 2005 (2,510 million euros at December 31, 2004), of which 145 million euros (120 million euros at December 31, 2004) due to creditors for assets acquired under finance leases. Of the amount at December 31, 2004, approximately 1.8 billion euros regarding the financing obtained as part of the Italenergia Bis operation was extinguished in September 2005. The total carrying amount of assets acting as security for loans amounts to 872 million euros at December 31, 2005 (1,630 million euros at December 31, 2004, including of the investment in Italenergia Bis). In addition, it is recalled that the group’s assets include current receivables and set-aside cash to be used for settling asset-backed financing of 10,210 million euros (10,174 million euros at December 31, 2004).
     (29) Trade payables
     An analysis by due date of trade payables at December 31, 2005 is as follows:

At December 31,
	2005				2004
		Due				Due
		between	Due			between	Due
		one and	beyond			one and	beyond
	Due within	five	five		Due within	five	five
	one year	years	years	Total	one year	years	years	Total
(in millions of euros)
Trade Payables	11,773	4	—	11,777	11,654	43	—	11,697

     The carrying amount of Trade payables is considered in line with their fair value at the balance sheet date.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (30) Other payables
     An analysis of Other payables at December 31, 2005 is as follows:

	At December 31,
	2005	2004
	(in millions of euros)
Payables to personnel	483	428
Tax payables	969	764
Social security payables	354	325
Advances on buy-back agreements	2,171	1,941
Other	844	1,103

Total Other payables	4,821	4,561

     An analysis of Other payables by due date is as follows:

At December 31,
	2005				2004
		Due				Due
		between	Due			between	Due
		one and	beyond			one and	beyond
	Due within	five	five		Due within	five	five
	one year	years	years	Total	one year	years	years	Total
(in millions of euros)
Other payables	3,819	879	123	4,821	3,749	723	89	4,561

     Tax payables includes current income tax liabilities for 388 million euros (334 million euros at December 31, 2004).
     The item Advances on buy-back agreements refers to agreements entered into by the Group during the year or which still remain effective at the balance sheet date. An amount of 1,334 million euros regards assets included in Property, plant and equipment, with the balance of 837 million euros relating to inventories.
     The item Advances on buy-back agreements represents the following:
▪	at the date of the sale, the price received for the product is recognized as an advance in liabilities;

▪	subsequently, since the difference between the original sales price and the repurchase price is recognized in the income statement as operating lease installments on a straight line basis over the lease term, the balance represents the remaining lease installments yet to be recognized in income plus the repurchase price.
     The carrying amount of Other payables is considered in line with their fair value at the balance sheet date.
     (31) Accrued liabilities and deferred income
     The item Accrued liabilities and deferred income includes public investment grants recognized as income over the useful lives of the assets to which they relate. Furthermore, the item comprises deferred income relating to service contracts, as well as accrued liabilities for costs that will be settled in the following year.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (32) Guarantees granted, commitments and contingent liabilities
     (i) Guarantees granted
     At December 31, 2005, the Group had granted guarantees on the debt or commitments of third parties or associated entities totaling 1,198 million euros (2,360 million euros at December 31, 2004). An amount of 598 million euros of the decrease of 1,162 million euros is due to lower guarantees granted on behalf of Sava S.p.A. for the bonds it has issued.
     (ii) Other commitments and important contractual rights
     The Fiat Group has important commitments and rights deriving from outstanding agreements, summarized in the following.
     Fidis Retail Italia (FRI)
     The associated company Fidis Retail Italia S.p.A. (“FRI”) was set up to take over the European activities of the Automobile Sector in the area of consumer financing for retail automobile purchases. To this end, the activities performed by various companies operating in different countries in Europe were gradually sold to FRI after obtaining the necessary authorizations from the local regulatory agencies. As envisaged by the Framework Agreement signed on May 27, 2002 by Fiat and the “Money Lending Banks” (Capitalia, Banca Intesa, SanPaolo IMI and later Unicredito Italiano), on May 27, 2003, the Fiat Group sold 51% of FRI’s shares and, as a result, the control of FRI to Synesis Finanziaria S.p.A., an Italian company held equally by the four Banks, at the price of 370 million euros, based upon the binding agreements signed by the parties at that time. The sale contract calls for Put and Call options that can be summarized as follows:
▪	Call Option by Fiat Auto to purchase the 51% of Fidis Retail Italia held by Synesis Finanziaria, exercisable quarterly up to January 31, 2008 (initially up to January 31, 2006, before the extension agreed on February 4, 2005) at a price increased pro rata temporis over the sales price plus additional payments less any distributions.

▪	Synesis Finanziaria’s right to request Fiat Auto to exercise the above purchase option on 51% of Fidis Retail Italia prior to January 31, 2008 (January 31, 2006, before the above-mentioned extension) if there is a change in control of Fiat or Fiat Auto (also through the sale of a substantial part of the companies owned by Fiat Auto or one of its brands Fiat, Alfa and Lancia) as set forth in the relevant stockholders’ agreement between Fiat Auto, Synesis Finanziaria and the four Money Lending Banks.

▪	So-called “tag along” option on behalf of Synesis Finanziaria if the same events referred to in the preceding point occur after January 31, 2008 (originally January 31, 2006).

▪	So-called “drag along” option on behalf of Fiat Auto in the event of the sale of the investment by Synesis Finanziaria after January 31, 2008 (January 31, 2006, before the above-mentioned extension).
     As a result of the transaction, FRI was deconsolidated and has repaid all the loans it previously obtained from the centralized treasury department of the Group.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Ferrari
     A summary is presented below of the rights arising from the purchase in 2002 of 34% of the capital stock of Ferrari S.p.A. for 775 million euros by Mediobanca S.p.A., within the framework of a consortium set up for the acquisition and placement of the Ferrari shares. The sale contract sets out the following principal elements:
▪	Mediobanca assumed the responsibility of sole Global Coordinator in charge of coordinating and leading the consortium, in the event of a placement by June 30, 2006.

▪	Mediobanca cannot sell its Ferrari shares to another group in the automobile industry as long as the Fiat Group maintains a 51% controlling interest in Ferrari. Barring certain specific assumptions, the Fiat Group can not reduce its investment in Ferrari below 51% until the end, depending on the case, of the third or fourth year subsequent to signing the contract.

▪	Fiat holds a call option that allows it to repurchase the Ferrari shares at any time before June 30, 2006, except during the five months subsequent to the presentation of an IPO application to the competent authorities. The option exercise price is equal to the original price at which the shares were sold plus interest during the period based on the BOT yield plus 4%.

▪	Mediobanca, moreover, does not hold any put option to resell the purchased Ferrari shares to Fiat, even in the event that the IPO does not occur or is not completed.

▪	Fiat may share, in declining percentages, in any gain realized by Mediobanca and the other members of the consortium in the event of an IPO.
     Teksid
     Teksid S.p.A. is the object of a Put and Call contract with the partner Norsk Hydro concerning the subsidiary Meridian Technologies Inc. (held 51% by the Teksid Group and 49% by the Norsk Hydro Group). In particular, should there be a strategic deadlock in the management of the company (namely in all those cases in which a unanimous vote in favour is not reached by the directors on the board as regards certain strategic decisions disciplined by the contract between the stockholders), the following rights would arise:
▪	Put Option of Norsk Hydro with Teksid on the 49% holding: the sale price would be commensurate with the initial investment made in 1998, revalued pro rata temporis, net of dividends paid.

▪	Call Option of Teksid with Norsk Hydro on the 49% holding (exercisable whenever Norsk Hydro renounces its right to exercise the Put Option described above): the sale price would be the higher value between the initial investment made by Norsk Hydro in 1998, calculated according to the criteria expressed previously, and 140% of the Fair Market Value (in this regard, an increase of 2% per year is established in the event the option is exercised from the start of 2008 until 2013, thus up to 150% of the relative value).
     It should be pointed out that at present the conditions that would give rise to a strategic deadlock are considered to be quite remote.
     Fiat S.p.A. is subject to a put contract with Renault (in reference to the original investment of 33.5% in Teksid, now 15.2%).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     In particular, Renault would acquire the right to exercise a sale option on the treasury stock to Fiat, in the following cases:
▪	in the event of nonfulfilment in the application of the protocol of the agreement and admission to receivership or any other redressment procedure;

▪	in the event Renault’s investment in Teksid falls below 15% or Teksid decides to invest in a structural manner outside the foundry sector;

▪	should Fiat be the object of the acquisition of control by another car manufacturer.
     The exercise price of the option is established as follows:
▪	for 6.5% of the capital stock of Teksid, the initial investment price increased pro rata temporis;

▪	for the remaining amount of capital stock of Teksid, the share of the accounting net equity at the exercise date.
     (iii) Sales of receivables
     The Group has discounted receivables and bills without recourse having due dates after December 31, 2005 amounting to 2,463 million euros (1,623 million euros at December 31, 2004, with due dates after that date), which refer to trade receivables and other receivables for 2,007 million euros (1,325 million euros at December 31, 2004) and receivables from financing for 456 million euros (298 million euros at December 31, 2004). The increase during the period is mainly connected with the sales of receivables to companies of the Iveco Finance Holdings Limited group, which from June 1, 2005 are no longer consolidated on a line-by-line basis.
     (iv) Operating lease contracts
     The Group enters into operating lease contracts for the right to use industrial buildings and equipments with an average term of 10-20 years and 3-5 years, respectively, At December 31, 2005, the total future minimum lease payments under non-cancellable lease contracts are as follows.

At December 31,
	2005				2004
		Due				Due
		between	Due			between	Due
		one and	beyond			one and	beyond
	Due within	five	five		Due within	five	five
	one year	years	years	Total	one year	years	years	Total
(in millions of euros)
Future minimum lease payments under operating lease agreements	71	171	161	403	75	177	160	412

     (v) Contingent liabilities
     As a global company with a diverse business portfolio, the Fiat Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or fully covered, by insurers’ compensation payments and could affect the Group financial condition and results. At December 31, 2005, contingent liabilities estimated by the Group amount to approximately 200 million euros, for which no provisions have been recognized since an outflow of resources is not considered to be probable. Furthermore, contingent assets and expected

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
reimbursement in connection with these contingent liabilities for approximately 30 million euros have been estimated but not recognized.
     Instead, when it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, the Group recognises specific provision for this purpose.
     Furthermore, in connection with significant asset divestitures carried out in 2005 and in prior years, the Group provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities primarily relate to potential liabilities arising from contingent liabilities in existence at the time of the sale, as well as breach of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. At December 31, 2005, potential obligations with respect to these indemnities are approximately 750 million euros, unchanged from the level at December 31, 2004. The Group have provided certain other indemnifications that do not limit potential payment; it is not possible to estimate a maximum amount of potential future payments that could result from claims made under these indemnities.
     Fiat has recently received a subpoena from the SEC Division of Enforcement regarding a formal investigation entitled “In the Matter of Certain Participants in the Oil-for-Food Program”. Under this subpoena, the Group is required to provide the SEC with documents relating to certain Fiat-related entities, including certain CNH subsidiaries and Iveco, regarding matters relating to the United Nations Oil-for-Food Program. A substantial number of companies was mentioned in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Programme” issued in October 2005, which alleged that these companies engaged in transactions under this programme that involved inappropriate payments. Management is currently unable to predict what actions, if any, may result from the SEC investigation.
     (33) Segment reporting
     Information by business and geographical area is disclosed in accordance with IAS 14 — Segment reporting, and is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements of the Group.
     The primary reporting format is by business segment, while geographical segments represent the secondary reporting format.
     This decision is based on the identification of the source and nature of the Group’s risks and returns, which determine how the Group is organised and define its management structure and its internal financial reporting system.
     (i) Business segment information
     The internal organisation and management structure of the Fiat Group throughout the world are based on the business segment to which entities and divisions belong. In addition, the Group has investments in holding entities and service providers whose activity is different from those of the industrial businesses. The following descriptions provide additional detail of this.
     The Fiat Auto Sector operates internationally with three major brands Fiat, Lancia and Alfa Romeo and manufactures and markets automobiles and commercial vehicles.
     The Maserati Sector produces and markets luxury sports cars with the brand Maserati.
     The Ferrari Sector consists of the manufacturing and marketing of luxury sports cars with the brand Ferrari and the management of the Formula One racing cars.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     The Fiat Powertrain Technologies (FPT) Sector manufactures car engines and transmissions (these businesses were managed by the Fiat-GM Powertrain joint venture until April 2005). Starting from 2006 the Sector will also include Iveco, C.R.F. and the Elasis businesses which manufacture engines and gear boxes.
     The Agricultural and Construction Equipment (CNH) Sector manufactures and sells tractors and agricultural equipment under the Case IH and the New Holland brands and construction equipment under the Case, New Holland and Kobelco brands.
     The Iveco Sector produce and sells trucks and commercial vehicles, mainly in Europe, (under the Iveco brand), buses (under the Iveco and Irisbus brands) and special vehicles (under the Iveco, Magirus and Astra brands).
     The Components Sector (Magneti Marelli) produces and sells components for lighting systems, engine control units, suspension systems, electronic systems and exhaust systems.
     The Production System Sector (Comau) designs and produces industrial automation systems and related products for the automotive industry.
     The Metallurgical Products Sector (Teksid) produces components for engines, cast-iron transmissions, and magnesium bodywork components.
     The Services Sector (Business Solutions) provides accounting and human resources services, almost all of which are supplied to other Group companies.
     The activities of the Publishing and Communications Sector (Itedi) mainly include publishing the newspaper La Stampa and selling advertising space in the print, television and internet media.
     Total Net revenues presented by each Sector includes transactions with other Sectors carried out at arm’s length prices.
     Intersegment revenues and expenses are reconciled and are eliminated in the consolidated financial statements of the Group; intersegment receivables and payables are eliminated in a similar manner.
     Segment Capital expenditure, Depreciation and amortisation, and Impairment concern intangible assets and property, plant and equipment.
     Other Sector non-cash items comprise the provision for risks and charges.
     The “Segment Result” arising under IAS 14 is equal to the Operating result. The Operating result and Trading profit include, respectively, Interest income and other financial income and Interest expenses and other financial expenses of financial services companies in Net revenues and Cost of Sales of the Sector.
     Sector Assets are operating assets used by the Sector in its business and are directly attributed or allocated, in a reasonable manner, to the Sector. These assets do not include tax assets and investments accounted for using the equity method.
     Sector Liabilities are operating liabilities used by the Sector in its business and are directly attributed or allocated, in a reasonable manner, to the Sector. These liabilities do not include tax liabilities.
     As the Sector Result includes Interest income and other financial income and Interest expenses and other financial expenses of financial services companies, the Assets of the Fiat Auto, Iveco and CNH Sectors and the Assets of the Other Sectors for Banca Unione di Credito, include financial assets (primarily the investment portfolio) of financial services companies; similarly Sector Liabilities include the debt of financial services companies. As a result, the unallocated Group debt represents the debt of the industrial companies.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	2005
												Other
												and
	Fiat						Magneti			Business		elimina-	FIAT
	Auto	Maserati	Ferrari	FPT	CNH	Iveco	Marelli	Teksid	Comau	Solutions	Itedi	tions	Group
							(in millions of euros)
Total net revenues	19,533	533	1,289	1,966	10,212	9,489	4,033	1,036	1,573	752	397	(4,269)	46,544
Net revenues intersegment	(194)	—	(83)	(1,513)	(3)	(355)	(1,473)	(206)	(245)	(422)	(10)	4,504	—

Net revenues from third parties	19,339	533	1,206	453	10,209	9,134	2,560	830	1,328	330	387	235	46,544

Trading profit	(281)	(85)	157	26	698	415	162	45	42	35	16	(230)	1,000

Unusual income (expenses)	(537)	—	—	(22)	(87)	(126)	(35)	(18)	(50)	(28)	(3)	2,121	1,215
Operating result	(818)	(85)	157	4	611	289	127	27	(8)	7	13	1,891	2,215

Financial income (expenses)													(843)
Unusual financial income													858
Result from investments	68	—	—	—	39	(54)	(3)	1	(3)	(20)	—	6	34
Result before taxes													2,264
Income taxes													844

Result from continuing operations													1,420

Other information:

Capital expenditure	1,582	20	142	173	255	912	313	45	38	19	20	1	3,520
Depreciation and amortization	(1,264)	(37)	(128)	(168)	(296)	(539)	(181)	(45)	(27)	(28)	(7)	(20)	(2,740)
Impairment	(151)	—	—	(1)	—	(36)	(16)	—	—	(3)	—	(26)	(233)
Other non-cash items	(1,259)	(34)	(52)	(65)	(1,311)	(617)	(102)	(44)	(53)	(25)	(1)	(166)	(3,729)

	2004
												Other
												and
	Fiat						Magneti			Business		elimina-	FIAT
	Auto	Maserati	Ferrari	FPT	CNH	Iveco	Marelli	Teksid	Comau	Solutions	Itedi	tions	Group
	(in millions of euros)
Total net revenues	19,695	409	1,175	—	9,983	9,047	3,795	910	1,711	976	407	(2,471)	45,637
Net revenues intersegment	(169)	(10)	(72)	—	(6)	(332)	(1,226)	(112)	(427)	(399)	(9)	2,762	—

Net revenues from third parties	19,526	399	1,103	—	9,977	8,715	2,569	798	1,284	577	398	291	45,637

Trading profit	(822)	(168)	138	—	467	371	165	(39)	40	41	11	(154)	50

Unusual income (expenses)	(590)	(3)	(2)	—	(68)	(24)	(17)	(3)	(10)	(7)	(2)	91	(635)
Operating result	(1,412)	(171)	136	—	399	347	148	(42)	30	34	9	(63)	(585)

Financial income (expenses)													(1,179)
Unusual financial income													—
Result from investments	89	—	—	—	20	(22)	3	(3)	(4)	(24)	—	76	135
Result before taxes													(1,629)
Income taxes													50

Result from continuing operations													(1,579)

Other information:
Capital expenditure	1,793	51	143	—	243	737	280	44	23	25	2	(18)	3,322
Depreciation and amortization	(1,082)	(33)	(108)	—	(302)	(526)	(175)	(50)	(29)	(28)	(6)	(33)	(2,372)
Impairment	(118)	(56)	—	—	—	(21)	(4)	(75)	—	(2)	—	(4)	(280)
Other non-cash items	(549)	(25)	(16)	—	(461)	(487)	(147)	(33)	(15)	(13)	(4)	(121)	(1,871)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	At December 31, 2005
												Other
												and
	Fiat						Magneti			Business		elimina-	FIAT
	Auto	Maserati	Ferrari	FPT	CNH	Iveco	Marelli	Teksid	Comau	Solutions	Itedi	tions	Group
	(in millions of euros)
Sector operating assets	16,231	235	936	2,362	17,860	7,510	2,363	671	1,091	341	186	915	50,701

Investments	1,780	1	3	6	385	346	13	13	5	1	12	(475)	2,090

Unallocated Group assets:

Tax assets													2,882

Receivables from financing activities, Non-current Other receivables and Securities of industrial companies													632

Cash and cash equivalents, Current securities and Other financial assets of industrial companies													6,149

Total unallocated Group assets													9,663

Total assets													62,454

Sector operating liabilities	15,638	270	625	1,255	14,483	6,213	1,620	419	828	437	161	719	42,668

Provision on equity investments	21	—	—	—	—	46	2	—	2	—	—	—	71

Unallocated Group liabilities

Tax liabilities													934
Debt and Other financial liabilities of industrial companies													9,368

Total unallocated Group liabilities													10,302

Total liabilities													53,041

	At December 31, 2004
												Other
												and
	Fiat						Magneti			Business		elimina-	FIAT
	Auto	Maserati	Ferrari	FPT	CNH	Iveco	Marelli	Teksid	Comau	Solutions	Itedi	tions	Group
	(in millions of euros)
Sector operating assets	15,967	312	837	—	15,224	9,797	2,228	576	1,042	636	161	1,784	48,564

Investments	2,036	—	3	—	338	194	23	13	5	11	8	1,165	3,796

Unallocated Group assets:

Tax assets													3,182

Receivables from financing activities, Non-current Other receivables and Securities of industrial companies													1,034

Cash and cash equivalents, Current securities and Other financial assets of industrial companies													5,946

Total unallocated Group assets													10,162

Total assets													62,522

Sector operating liabilities	15,269	302	428	—	12,128	8,342	1,371	389	823	604	165	1,440	41,261

Provision on equity investments	—	—	—	—	—	—	—	—	—	—	—	—	—

Unallocated Group liabilities

Tax liabilities													940
Debt and Other financial liabilities of industrial companies													15,393

Total unallocated Group liabilities													16,333

Total liabilities													57,594

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (ii) Geographical segment information
     Geographical segment information on Net Revenues is based on the geographical location of the Group’s customers.

	2005	2004
	(in millions of euros)
Italy	13,078	14,903
Europe (Italy excluded)	18,518	17,646
North America	6,048	6,020
Mercosur	4,364	3,195
Other areas	4,536	3,873

Net revenues of the Group	46,544	45,637

     The total amount of assets and capital expenditure by geographical segment are as follows:

	At December 31,
	2005		2004
		Capital		Capital
	Assets	expenditure	Assets	expenditure
	(in millions of euros)
Italy	24,737	2,075	26,147	2,047
Europe (Italy excluded)	15,908	1,011	18,516	919
North America	15,599	165	13,043	202
Mercosur	4,085	164	3,042	124
Other areas	2,125	105	1,774	30

Total	62,454	3,520	62,522	3,322

     (34) Information on financial risks
     The Group is exposed to financial risks connected with its operations:
▪	credit risk, regarding its normal business relations with customers and dealers, and its financing activities;

▪	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

▪	market risk (principally relating to exchange rates, interest rates), since the Group operates at an international level in different currencies and uses financial instruments which generate interest.
     As described in the section “Risk management”, the Fiat Group constantly monitors the financial risks to which it is exposed, in order to detect those risks in advance and take the necessary action to mitigate them.
     The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group.
     The quantitative data reported in the following do not have any value of a prospective nature, in particular the sensitivity analysis on market risks, is unable to reflect the complexity of the market and its related reaction which may result from every change which may occur.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (i) Credit risk
     The maximum credit risk to which the Group is theoretically exposed at December 31, 2005 is represented by the carrying amounts stated for financial assets in the balance sheet and the nominal value of the guarantees provided on liabilities or commitments to third parties as discussed in Note 32.
     Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, the Group also obtains financial and non-financial guarantees for credit granted for the sale of cars, commercial vehicles and agricultural and construction equipment. These guarantees are further strengthened by reserve of title clauses on financed vehicle sales to the sales network and on vehicles assigned under finance leasing agreements.
     Of Receivables from financing activities amounting to 15,973 million euros at December 31, 2005, balances totalling 205 million euros have been written down on an individual basis; of the remainder, balances totalling 226 million euros are past due up to one month, while balances totalling 408 million euros are past due beyond one month. In the event of instalment payments, even if only one instalment is overdue, the whole amount of the receivable is classified as overdue.
     Of Trade receivables and Other receivables totalling 8,053 million euros at December 31, 2005, balances totalling 119 million euros have been written down on an individual basis; of the remainder, balances totalling 400 million euros are past due up to one month, while balances totalling 613 million euros are past due beyond one month.
     Balances which are objectively uncollectible either in part or for the whole amount, are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery and the fair value of any guarantees received. General provisions are made for receivables which are not written down on a specific basis, determined on the basis of historical experience and statistical information.
     (ii) Liquidity risk
     Liquidity risk arises if the Group is unable to obtain under economic conditions the funds needed to carry out its operations.
     The two main factors that determine the Group’s liquidity situation are on one side the funds generated or absorbed by operating and investing activities and on the other the term of debt and its renewal conditions or the liquidity of funds employed.
     As described in the Risk management section, the Group has adopted a series of policies and procedures whose purpose is to optimise the management of funds and to reduce the liquidity risk, as follows:
▪	centralizing the management of receipts and payments, where it may be economical in the context of the local civil, currency and fiscal regulations of the countries in which the Group is present;

▪	maintaining an adequate level of available liquidity;

▪	diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;

▪	obtaining adequate credit lines; and

▪	monitoring future liquidity on the basis of business planning.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Details as to the repayment structure of the Group’s financial assets and debt are provided in Notes 19 and 28, which are entitled respectively Current receivables and Debt.
     Management believes that the funds and credit lines currently available, in addition to those funds that will be generated from operating and funding activities, will enable the Group to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfil its obligations to repay its debts at their natural due date.
     (iii) Exchange rate risk
     The group is exposed to risk resulting from changes in exchange rates, which can affect its result and its equity. In particular:
▪	Where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating result of that company.

In 2005, the total trade flows exposed to exchange rate risk amounted to the equivalent of approximately 14% of the Group’s turnover.

The principal exchange rates to which the Group is exposed are the following:
–	EUR/USD, relating to sales in dollars made by Italian companies (in particular Ferrari and Maserati) to the North American market and to other markets in which the dollar is the trading currency, and to the production and purchases of the CNH Sector in the euro area;

–	EUR/GBP, principally in relation to sales by Fiat Auto and Iveco on the UK market;

–	EUR/PLN, relating to local costs incurred in Poland regarding products sold in the euro area;

–	USD/BRL and EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows, for which the company is a net exporter in US dollars.
The trading flows exposed to changes in these exchange rates amounted in 2005 to about 75% of the total exchange rate risk from trading transactions.

Other significant exposures regard the exchange rates EUR/CHF, EUR/TRY, USD/CAD USD/AUD, USD/GBP and USD/JPY. None of these exposures, taken individually, exceeded 5% of the Group’s total transaction exchange risk exposure in 2005.

It is the Group’s policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the trading transaction exchange risk exposure forecast for the coming 12 months (including such risk beyond that date where it is believed to be appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from certain contractual commitments.

▪	Group companies may find themselves with trade receivables or payables denominated in a currency different from the money of account of the company itself. In addition, in a limited number of cases, it may be convenient from an economic point of view or it may be required under local market conditions, for companies to obtain finance or use funds in a currency different from the money of account. Changes in exchange rates may result in exchange gains or losses arising from these situations.

▪	It is the Group’s policy to hedge fully, whenever possible, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the company’s money of account.

▪	Certain of the Group’s subsidiaries are located in countries which are not members of the European monetary union, in particular the United States, Canada, United Kingdom,

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
Switzerland, Brazil, Poland, Turkey, India and China. As the Group’s reference currency is the Euro, the income statements of those countries are converted into euros using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in Euros.

▪	The assets and liabilities of consolidated companies whose money of account is different from the euro may acquire converted values in euros which differ as a function of the variations in exchange rates. The effects of these changes are recognized directly in the item “Cumulative translation differences” included in stockholders’ equity (see Note 25).
     The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the balance sheet date.
     Sensitivity analysis
     The potential loss in fair value of derivative financial instruments held by the Group at December 31, 2005 for managing exchange risk (currency swaps/forward, currency options and interest rate and currency swaps), which would arise in the case of a hypothetical and unfavourable change of 10% in the exchange rates of the major foreign currencies with the euro, amounts to approximately 273 million euros. Receivables, payables and future trade flows for which detailed hedging operations have been carried out are not included in this analysis. It is reasonable to expect that future changes in exchange rates would produce an opposite economic impact, of an equal or higher amount, on the underlying hedged transactions.
     This analysis assumes that, in general terms, an unfavourable and instantaneous fluctuation of 10% in exchange rates compared with the euro. For currency options sensitivity analysis models have been employed which presuppose unchanged market volatility at the end of the year.
     (iv) Interest rate risk
     The manufacturing companies and treasuries of the Group make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, Group companies make sales of receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost of the various forms of financing, including the sale of receivables, or the return on investments, and the employment of funds, causing an impact on the level of net financial expenses incurred by the Group.
     In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. securitisation of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can influence the operating result of those companies and the Group as a whole.
     In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, with the object of mitigating the variability of interest rates on the net result, ensuring the correct interest rate matching for financial services companies.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Sensitivity analysis
     In assessing the potential impact of changes in interest rates, the Group separates out fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).
     The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of debt (including subsidised loans and bonds).
     The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2005, resulting from a hypothetical, unfavourable and instantaneous change of 10% in market interest rates, would have been approximately 33 million euros.
     Floating rate financial instruments include principally cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The sensitivity analysis considers also the effect of the sale of receivables.
     A hypothetical, unfavourable and instantaneous change of 10% in short-term interest rates at December 31, 2005, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivatives financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately 17 million euros.
     This analysis is based on the assumption that there is a general and instantaneous change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.
     (35) Other information
     The income statement includes personnel costs for 6,158 million euros in 2005 (6,167 million euros in 2004).
     An analysis of the average number of employees by category is provided as follows:

	2005	2004
Average number of employees
Managers	2,595	2,644
White-collar	54,489	53,783
Blue-collar	112,987	105,589

Total	170,071	162,016

     The aggregate expense incurred in 2005 and accrued at year end for the compensation of key management personnel of the Group amounts to approximately 12 million euros (approximately 12 million euros in 2004). This amount is inclusive of the following:
▪	the provision charged by the Group in respect of mandatory severance indemnity, amounting to 0.7 million euros (0.7 million euros in 2004);

▪	the amount contributed by the Fiat Group to a defined contribution fund, amounting to 0.3 million euros in 2005 (0.3 million euros in 2004);

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
▪	the amount contributed by the Fiat Group to a special defined benefit plan for certain senior executives (the Individual Top Hat Scheme) amounting to 0.9 million euros in 2005 (0.6 million euros in 2004).
(36)	Translation of financial statements denominated in a currency other than the euro
     The principal exchange rates used in 2005 and 2004 to translate into euros the financial statements prepared in currencies other than the euros were as follows:

	2005		2004
	Average	At December 31, 2005	Average	At December 31, 2004
U.S. dollar	1.244	1.180	1.244	1.362
Pound sterling	0.684	0.685	0.679	0.705
Swiss franc	1.548	1.555	1.544	1.543
Polish zloty	4.023	3.860	4.526	4.084
Brazilian real	3.027	2.761	3.635	3.615
Argentine peso	3.637	3.589	3.664	4.045
     Amounts stated in dollars refer to U.S. dollars and, unless otherwise indicated, have been translated from euros at an assumed rate of U.S. dollars 1.1842 = euro 1, which is the noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes on December 31, 2005. The translation into U.S. dollars has been made solely for convenience and should not be construed as representations that the euro amounts actually could have been converted into U.S. dollars at the rate indicated.
     (37) Emoluments to directors and statutory auditors
     The fees of the Directors and Statutory Auditors of Fiat S.p.A. for carrying out their respective functions, including those in other consolidated companies, are as follows:

	At December 31,
	2005			2004
	Fiat S.p.A.	Subsidiaries	Total	Fiat S.p.A.	Subsidiaries	Total
	(in thousands of euros)
Directors	8,633	7,640	16,273	5,128	7,167	12,295
Statutory Auditors	147	30	177	147	30	177

Total Emoluments	8,780	7,670	16,450	5,275	7,197	12,472

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
(38)	Significant differences between IFRS and United States generally accepted accounting principles (US GAAP)
     The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (hereinafter also referred to collectively as “IFRS”) and as described above in the note “Significant accounting policies,” which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).
     Prior to 2005, the Fiat Group prepared its consolidated financial statements in accordance with Italian GAAP and provided reconciliations of the net result and stockholders’ equity to US GAAP. As of January 1, 2005, the Group adopted IFRS as its primary reporting GAAP with a transition date of January 1, 2004. The SEC permits foreign private issuers that are IFRS first-time adopters to file only one year of comparative information in the 2005 annual report on Form 20-F, as compared to the generally required two years.
     As a result of adopting IFRS, a number of accounting policy decision have been made, some of which were transitional decisions, relevant for determining the opening balance under IFRS. Changes in accounting policies and transitional arrangements upon the adoption of IFRS are disclosed in Note 39 to the consolidated financial statements.
     The effects of the application of US GAAP on net income and stockholders’ equity are set out as follows:
     Reconciliation of net income (loss)

	Years Ended December 31,
	Reference		2005	2005	2004
			(in millions
			of US
			Dollars)	(in millions
			(note 36)	of euros)
Net income (loss) in accordance with IFRS			1,682	1,420	(1,579)

Adjustments required to conform with US GAAP:
Expensing of development costs recognized as intangible assets, net	(b	)	(97)	(82)	(395)
Accounting for employee benefits	(d	)	(308)	(260)	(138)
Impairment of property, plant and equipment	(e	)	(67)	(57)	72
Restructuring provisions	(f	)	131	111	(62)
Securitization of financial assets	(g	)	(19)	(16)	2
Sale and leaseback transactions	(h	)	(151)	(127)	(4)
Stock-based compensation	(i	)	19	16	(3)
Extinguishment of Mandatory Convertible Facility	(j	)	(1,016)	(858)	—
Other accounting differences	(k	)	(155)	(131)	(25)
Deferred income taxes	(l	)	155	131	74
Minority interest	(m	)	(26)	(22)	(42)

Net income (loss) in accordance with US GAAP			148	125	(2,100)

Income (loss) from continuing operations in accordance with US GAAP			176	149	(2,088)

Income (loss) from discontinued operations in accordance with US GAAP	(n	)	(28)	(24)	(12)

Net income (loss) in accordance with US GAAP			148	125	(2,100)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	Years Ended December 31,
	Reference		2005	2005	2004
			(in	(in euros)
			US Dollars )
			(note 36)
Earnings per Ordinary and Preference share amounts in accordance with US GAAP:	(a	)

Basic and diluted income (loss) from continuing operations per Ordinary and Preference share			0.17	0.14	(2.14)
Basic and diluted income (loss) from discontinued operations per Ordinary and Preference share			(0.03)	(0.02)	(0.01)

Basic and diluted net income (loss) per Ordinary and Preference share			0.14	0.12	(2.15)

Earnings per Savings share amounts in accordance with US GAAP:

Basic and diluted income (loss) from continuing operations per Saving share			0.17	0.14	(2.14)
Basic and diluted income (loss) from discontinued operations per Saving share			(0.03)	(0.02)	(0.01)

Basic and diluted income (loss) per Savings share			0.14	0.12	(2.15)

     Reconciliation of stockholders’ equity

			At December 31,	At December 31,
	Reference		2005	2005	2004
			(in millions of US	(in millions of euros)
			Dollars)
			(note 36)
Stockholders’ equity in accordance with IFRS			11,147	9,413	4,928

Adjustments required to conform with US GAAP:
Expensing of development costs recognized as intangible assets, net	(b	)	(3,084)	(2,604)	(2,489)
Accounting for goodwill	(c	)	549	464	487
Accounting for employee benefits	(d	)	182	154	363
Impairment of property, plant and equipment	(e	)	212	179	236
Restructuring provisions	(f	)	199	168	34
Securitization of financial assets	(g	)	60	51	76
Sale and leaseback transactions	(h	)	(194)	(164)	(35)
Other accounting differences	(k	)	(36)	(32)	65
Deferred income taxes	(l	)	(230)	(194)	(295)
Minority interest	(m	)	(854)	(721)	(652)

Stockholders’ equity in accordance with US GAAP			7,951	6,714	2,718

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
Changes in US GAAP stockholders’ equity for the years ended December 31, 2005 and 2004

				Accumulated other comprehensive income (loss)
			Retained
		Additional	earnings	Cumulative	Available –	Derivative	Minimum
	Capital	paid-in	(deficit) and	translation	for-sale	financial	pension	Treasury
	stock	capital	reserves	adjustment	securities	instruments	liability	stock	Total
	(in millions of euros)
Balance at December 31, 2003	4,918	3,253	(789)	(2,005)	26	(20)	(416)	(32)	4,935

Net income (loss)			(2,100)						(2,100)
Other comprehensive income (loss), net of tax				(128)	58	22	(39)		(87)
(Income) loss reclassified to earnings					(36)				(36)

Total comprehensive income									(2,223)
Changes in treasury stock								6	6

Dividends

Other
Balance at December 31, 2004	4,918	3,253	(2,889)	(2,133)	48	2	(455)	(26)	2,718

Capital increase from extinguishment of Mandatory Convertible Facility	1,459	1,540							2,999

Net income (loss)			125						125
Other comprehensive income (loss), net of tax				818	95	10	(10)		913
(Income) loss reclassified to earnings						(41)			(41)

Total comprehensive income									997
Changes in treasury stock								(2)	(2)
Other			2						2
Balance at December 31, 2005	6,377	4,793	(2,762)	(1,315)	143	(29)	(465)	(28)	6,714

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Description of reconciling items
     Comments on the above and other differences between the Group’s accounting policies and US GAAP are as follows:
     (a) Earnings per share
     The earnings per share amounts in accordance with US GAAP (basic and diluted) for each of the years ended December 31, 2005 and 2004 have been calculated in accordance with the provisions of SFAS No. 128 — Earnings per Share (“SFAS No. 128” and “EPS”, respectively), using the method for two-class ordinary shares and participating securities, as prescribed therein. Under this method both for the basic and the diluted earnings per share computation, net income (loss) remaining after dividends allocated to ordinary, preference and savings shares was allocated equally to the aggregate weighted average number of ordinary, preference and savings shares outstanding.
     For the basic and diluted EPS calculation, no dividends were allocated to ordinary, preference or saving shares in 2005 and 2004. The weighted average number of outstanding shares for basic and diluted EPS are the same under IFRS and US GAAP. See Note 12 Earnings per share.
     (b) Expensing of development costs recognized as intangible assets, net
     Under IFRS, costs relating to development projects are recognized as intangible assets when certain criteria are met as indicated in the note “Significant accounting policies”. Under US GAAP, capitalization of development costs is prohibited, unless such costs pertain to specific elements of internally developed computer software capitalized in accordance with SOP 81-1 – Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. As a result, all costs incurred related to development projects that do not relate to internally developed computer software and that have been capitalized under IFRS are expensed as incurred under US GAAP. Amortization expenses, net result on disposal and impairment charges of previously capitalized development costs recorded under IFRS have been reversed under US GAAP. In 2005, the Group capitalized 656 million euros (753 million euros in 2004) of development costs, amortized 462 million euros (312 million euros in 2004) of previously capitalized development costs and recorded impairment charges and net result on disposal of 112 million euros (46 million euros in 2004) that were reversed under US GAAP.
     (c) Accounting for goodwill
     The Group’s accounting policy related to accounting for goodwill under IFRS is described in the note “Significant accounting policies”. These policies differ in certain respects from those required under US GAAP. Furthermore, in the context of IFRS First-Time Adoption, the Group elected not to apply IFRS 3 – Business Combinations retrospectively to the business combinations that occurred before January 1, 2004. As a consequence, goodwill arising on acquisitions that occurred before the date of transition to IFRS has been retained at the previous Italian GAAP amounts, subject to being tested for impairment at that date. Differences in accounting for goodwill are as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     (c.i) Initial recognition and measurement of goodwill
     Pursuant to the exemption available under IFRS 1, the Group elected not to restate the carrying amount of goodwill arising from business combinations completed prior to January 1, 2004 from its previous balance under Italian GAAP.
     Under Italian GAAP, goodwill on acquisitions through December 31, 1993 was accounted for as a direct reduction of stockholders’ equity. Effective January 1, 1994, goodwill was recorded as an intangible asset and amortized on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. Subsequent to the IFRS transition date, goodwill is no longer amortized but rather tested for impairment at least annually.
     Under US GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. Upon adoption of SFAS No.142 — Goodwill and Other Intangible Assets (“SFAS No. 142”), the Group does not amortize goodwill and other intangible assets with indefinite useful lives. This reconciling item also includes other differences on goodwill recorded in purchase accounting subsequent to 1993 due to US GAAP adjustments applicable to acquired companies.
     The Group’s goodwill previously charged to equity under Italian GAAP that has been reinstated under US GAAP was 542 million euros at December 31, 2005 (538 million euros at December 31, 2004). The stockholders’ equity reconciliation also reflects the difference in amortization periods before the adoption of SFAS No. 142 and the reversal of goodwill amortization recorded in the Italian GAAP consolidated financial statements until December 31, 2003 for an amount of 419 million euros at December 31, 2005 (390 million euros at December 31, 2004).
     Furthermore, the financial statements of the Case Group, which was acquired on November 12, 1999, were not included in the Fiat Group Italian GAAP consolidated financial statements at December 31, 1999 on the basis that it would not have been practicable to obtain the necessary information on a timely basis without disproportionate expense; accordingly, for Italian GAAP purposes, the Case Group was consolidated and the related purchase accounting entries were recorded effective January 1, 2000. Due to the above-mentioned exemption adopted in the IFRS First-Time Adoption of IFRS 3, the Fiat Group did not restate the accounting for the Case acquisition. US GAAP in effect at the acquisition date did not permit the exclusion of controlled companies from consolidation unless control was considered to be temporary. Accordingly, for US GAAP purposes, the net loss incurred by the Case Group from the date of acquisition to December 31, 1999 was included in determining net income (loss) and stockholders’ equity of the Group in accordance with US GAAP as of December 31, 1999. The stockholders’ equity reconciliation includes a negative adjustment of 31 million euros at December 31, 2005 (26 million euros at December 31, 2004) related to the effect of this difference on the calculation of goodwill arising on the acquisition of the Case Group, which was first recognized in the Italian GAAP consolidated financial statements on January 1, 2000.
     (c.ii) Impairment of goodwill
     Reconciling items related to impairment of goodwill arise based on differences in the initial recognition and measurement of goodwill upon completion of a business combination as described above and the impairment test itself. For IFRS, impairment testing is conducted by comparing the carrying amount of a cash-generating unit to which goodwill is allocated to its recoverable amount, which is measured by using the higher of the fair value less costs to sell or the value in use of the asset. For US GAAP, the impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of a reporting unit to its carrying amount including goodwill. If the carrying amount exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the applicable

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.
          An analysis of the variations in the cumulative impairment charges recorded for US GAAP by sector in 2005 is as follows:

					Effect on
	Effect on				net	Effect on
	stockholders’	Exchange			income	stockholders’
	equity at	rate			(loss) for	equity at
Sector	Jan. 1, 2005	differences	Disposals	Other	2005	Dec. 31, 2005
	(in millions of euros)
Fiat Auto	(26)	—	—	—	—	(26)
Agricultural and Construction Equipment	(259)	(37)	—	—	—	(296)
Commercial Vehicles	(30)	—	—	—	(12)	(42)
Components	(186)	—	—	—	—	(186)
Production Systems	(158)	(14)	—	—	—	(172)
Metallurgical Products	(44)	—	—	—	—	(44)
Services	(20)	—	—	—	—	(20)
Other companies	(70)	—	—	—	—	(70)

Total Group	(793)	(51)	—	—	(12)	(856)
Less: Impairment charges recorded for IFRS	378	—	—	—	12	390

Total US GAAP adjustments	(415)	(51)	—	—	—	(466)

          An analysis of the changes of the cumulative impairment charges recorded for US GAAP by sector during 2004 is as follows:

					Effect on
	Effect on				net	Effect on
	stockholders’	Exchange			income	stockholders’
	equity at	rate			(loss) for	equity at
Sector	Jan. 1, 2004	differences	Disposals	Other	2004	Dec. 31, 2004
	(in millions of euros)
Fiat Auto	(26)	—	—	—	—	(26)
Agricultural and Construction Equipment	(277)	18	—	—	—	(259)
Commercial Vehicles	(10)	—	—	—	(20)	(30)
Components	(186)	—	—	—	—	(186)
Production Systems	(162)	4	—	—	—	(158)
Metallurgical Products	(39)	—	—	—	(5)	(44)
Services	(20)	—	—	—	—	(20)
Other companies	(71)	1	—	—	—	(70)

Total Group	(791)	23	—	—	(25)	(793)
Less: Impairment charges recorded for IFRS	353	—	—	—	25	378

Total US GAAP adjustments	(438)	23	—	—	—	(415)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          (d) Employee benefits
          Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 – Employee Benefits. Under US GAAP, pension costs are accounted for in accordance with SFAS No. 87 – Employer’s Accounting for Pensions, curtailments, settlements and certain other termination benefits are accounted for in accordance with SFAS No. 88 – Employers’ Accounting for Settlements and Curtailments of Defined Benefits Other Than Pension Plans and Termination Benefits, and other post-employment benefits are accounted for in accordance with SFAS No. 106 –Employers’ Accounting for Postretirement Benefits Other Than Pensions. Accounting for these plans under IFRS and US GAAP differs in the following respects as it relates to the Group’s plans:
          (d.i) Italian severance indemnity (TFR)
          The provisions of the Italian severance pay statute (“TFR”) require that the benefit an employee has accrued for service to date is payable immediately upon separation. Accordingly, the undiscounted value of that benefit payable exceeds the actuarial present value of that benefit because payment is assumed to occur at the employee’s expected termination date. Under IFRS, the TFR is accounted for as a defined benefit plan using the projected unit credit method. Under US GAAP, in accordance with EITF 88-1, employers may choose to measure the vested benefit obligation of such plans at either the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately (Approach 1) or the actuarial present value of the vested benefits to which the employee is currently entitled but based on the employee’s expected date of separation or retirement (Approach 2). Under US GAAP, the Group applies Approach 1 to measure the vested benefit obligation for these Italian benefit plans, which differs from the accounting treatment adopted under IFRS.
          (d.ii) Actuarial gains and losses
          Under IFRS, following the optional exemptions of IFRS 1 – First-time Adoption, the Fiat Group elected to recognize against equity all cumulative actuarial gains and losses arising from the application of the projected unit credit method to pension and other defined benefit plans at January 1, 2004. Under US GAAP, the IFRS impact on equity was reversed, and the actuarial gains and losses existing at the IFRS transition date continue to be amortized over the employees’ remaining service period.
          (d.iii) Additional minimum liability
          SFAS No. 87 requires the Group to recognize an additional minimum pension liability if the accumulated benefit obligation exceeds the fair value of plan assets. The portion of the additional minimum liability that corresponds to prior year service cost and the unamortized transition obligation are debited to intangible assets and any remaining balance is recorded as a reduction to other comprehensive income. The recognition of an additional minimum liability is not required under IFRS.
          (d.iv) Plan amendment and curtailments
          Under IAS 19, the Group recognizes past service cost as an expense on a straight line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes past service costs immediately. Under US GAAP, immediate recognition of prior service cost due to a retroactive plan amendment of a pension plan is permitted only if the employer does not expect to obtain any future economic benefits from the amendment. For postretirement benefits other than pensions, immediate recognition is not permitted.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          Under IFRS, the Group recognizes gains or losses on a curtailment of a defined benefit plan when the Group is demonstrably committed to make a material reduction in the number of employee covered by the plan, or amend the terms of the plan such a material element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits. The curtailment gain or loss is comprised of any resulting change in the fair value of plan assets and any related actuarial gains and losses and past service cost that had not been previously recognized. Under US GAAP, curtailments are comprised of the proportionate amount of unrecognized prior service cost and any gains or losses due to related changes in the projected benefit obligation. If the curtailment will result in a loss, it is recognized in earnings when it is probable that a curtailment will occur and the effects can be reasonably estimated. If the curtailment will result in a gain, recognition is deferred until the related employees terminate or the plan suspension or amendment is adopted.
          During 2005 and 2004, the Fiat Group retroactively amended certain of its postretirement benefit plans and pension plans. As a result of these plan amendments, the Group recognized gains under IFRS of 106 million euros and 22 million euros in 2005 and 2004, respectively. Under US GAAP these gains have been deferred and are amortized over the remaining life expectancy of plan participants.
          (e) Impairment of property, plant and equipment
          The Group’s accounting policy related to property, plant and equipment under IFRS is described in the note “Significant accounting policies”.
          While the triggering events under both IFRS and US GAAP that require an impairment test to be performed on property, plant and equipment are the same, there is a difference in the impairment test itself. Under IFRS an impairment loss is recognized when the recoverable amount of the asset is less than its carrying amount. An asset’s recoverable amount is the higher of its fair value less cost to sell and its value in use. The value in use calculation involves discounting the expected future cash flows to be generated by the asset to their net present value. Under SFAS No. 144 – Accounting for the Impairment or Disposal of Long Lived Assets, the impairment test for long-lived assets is conducted in two steps. The first step is to compare the carrying amount to undiscounted future cash flows expected from the use and eventual disposition of the asset. If the carrying amount is higher than the sum of the undiscounted cash flows, the second step is to calculate the impairment based on discounted cash flows.
          In addition, under IFRS previously recorded impairment losses are reversed if a change in the estimate of the asset’s recoverable amount indicates that the impairment no longer exists. Under US GAAP, such reversals on assets held for use are prohibited. Differences arise due to the difference in methodologies of IFRS and US GAAP, as explained above, as well as differences in the underlying carrying amounts.
          Impairment losses of property, plant and equipment, net of related depreciation expense on different carrying values, were 179 million euros and 236 million euros lower under US GAAP than under IFRS as of December 31, 2005 and 2004, respectively.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          The following table summarizes the impact of the net impairment differences recognized under US GAAP on the reconciliation of the consolidated net income and consolidated stockholders’ equity by sector:

			Stockholders’ equity
	Net income (loss)		At December 31,
Sector	2005	2004	2005	2004
	(in millions of euros)
Fiat Auto	(16)	(42)	105	121
Maserati	(11)	46	35	46
Metallurgical Products	(29)	68	39	68
Other companies	(1)	—	—	1

Total Group	(57)	72	179	236

          (f) Restructuring provisions
          The Group from time to time puts into effect corporate reorganization and restructuring plans. The principal difference between IFRS and US GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas US GAAP requires that each type of cost is examined individually to determine when it may be accrued. As it relates to the Group’s restructuring plans, the principal difference in accounting for restructuring costs relates to termination benefits paid pursuant to the Group’s restructuring plans.
          Under IFRS, the Group applies the provision of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets in order to assess restructuring liabilities at the balance sheet date. Under IAS 37, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure.
          Under US GAAP, termination benefits are recognized in the period in which a liability is incurred, which depends on whether the termination costs relate to (i) contractual termination benefits or special termination benefits accounted for under SFAS No. 88, (ii) an on-going severance plan accounted for under SFAS No. 112 – Employers’ Accounting for Post-employment Benefits, or (iii) one-time termination benefits accounted for under SFAS No. 146 – Accounting for Costs Associated With Exit or Disposal Activities. The application of US GAAP often results in a later recognition of restructuring costs for the Group’s restructuring activities.
          (g) Securitization of financial assets
          Under IFRS, in accordance with SIC 12 Consolidation – Special Purpose Entities, a Special Purpose Entity (“SPE”) is consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by the entity. In all of the Group’s securitization transactions, the subscription of the junior asset-backed securities by the Group entails its control in substance over the SPE, which is consequently consolidated. Under US GAAP, the Group follows SFAS No. 140 –Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”) and other related US GAAP guidance related to the Group’s securitization of financial assets and extinguishments of liabilities. The rules in SFAS No. 140 have a more limited scope than SIC 12 and are therefore applied only when the assets transferred are financial assets and the SPE is a Qualifying Special Purpose Entity; in these cases, securitized portfolios are derecognized for US GAAP purposes. This reconciling item principally includes gains arising from the securitization transactions on the retail portfolio of receivables of financial services companies, realized under US GAAP and not yet realized under IFRS. Additionally, in accounting periods subsequent to a securitization, the fair value of beneficial interests in securitized financial assets that are classified as available for sale is recorded within other comprehensive income under US GAAP in accordance with SFAS No. 115 – Accounting for Certain Investments in Debt and Equity Securities.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          (h) Sale and leaseback transactions
          This difference relates principally to a sale and leaseback transaction entered into during 2005. The events leading to this transaction are described below.
          In 1998, the Group entered into a real estate sale-leaseback transaction. The Group determined that the counterparty to the transaction Corso Marconi Immobilare (“CMI”), should be considered a special purpose entity (“SPE”) and should be consolidated under IFRS and under US GAAP because the majority owner of the SPE made only a nominal capital investment, the activities of the SPE were virtually all on the Group’s behalf, and the substantive risks and rewards of the SPE rested with the Group. In 2005, the Group obtained legal ownership of the underlying properties of CMI and entered into a sale and leaseback transaction with an entity in which the Group acquired an insignificant equity interest. Under IFRS, the Group determined that the transaction qualified as a sale and operating leaseback because substantially all risks and rewards of ownership were transferred to the buyer and the transaction was established at fair value. Accordingly, a gain of 117 million euros was recognized under IFRS. Under US GAAP, sale and leaseback accounting for real estate transactions is only permitted in certain limited circumstances as described in SFAS No. 98 – Accounting for Leases. Because of the Group’s retained equity interest in the buyer, under US GAAP this transaction has been accounted for under the finance method, whereby the sale proceeds have been reported as a financing obligation and the properties remain on the balance sheet. The gain realized under IFRS has been deferred and the assets continue to be depreciated.
          (i) Stock-based Compensation
          The Group’s accounting policies related to accounting for stock based-compensation under IFRS are described in the note “Significant accounting policies”. These policies differ in certain respects from those required under US GAAP, as further described below.
          Under IFRS 2 – Share-based Payment stock options plans are required to be recognized as an expense based on the fair value of the equity instruments granted. The Group applied the transitional provision provided by IFRS 2 and therefore applied this standard to all stock options granted after November 7, 2002 and not yet vested at the effective date of the standard (January 1, 2005). No compensation expense was recognized for stock options granted prior to November 7, 2002.
Under US GAAP, the Group applies the intrinsic value based method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 –Accounting for Stock Issued to Employees (“APB No. 25”) and FIN 44 – Accounting for Certain Transactions Involving Stock Compensation, to all stock options, including those granted before November 1, 2002. This line item comprises the difference in measurement of stock options granted to employees.
During 2004 and 2005, certain employees forfeited their award due solely to termination of their employment. As a consequence, the Group adjusted the compensation expense recorded in previous periods, as required by APB No. 25.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          (j) Extinguishment of Mandatory Convertible Facility
          Under IFRS, the Company recognized an unusual financial gain of 858 million euros arising from the increase of share capital on September 20, 2005 through the conversion of the Mandatory Convertible Facility (see Notes 9, 25 and 28). The gain corresponds to the difference between the subscription price of 10.28 euros per share and the market value of 7.337 euros per share at the subscription date, net of issuance costs. Under IFRS, the Mandatory Convertible Facility was considered a financial liability with a conversion feature that was considered an embedded derivative that should be separated from the debt instrument at inception, with subsequent changes in fair value to be recognized in the income statement. Due to significant uncertainty about whether the positive fair value and gains of the embedded derivative could actually be realized by the Group, the positive fair value adjustments were not recognized over the life of the instrument. When the uncertainty surrounding the ability to convert and realize the gains was resolved through actual conversion, an 858 million euro gain was recognized under IFRS. Under US GAAP, the embedded conversion feature was not bifurcated pursuant to SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities, (as amended and interpreted), EITF Issue No. 01-6 – The Meaning of “Indexed to a Company’s Own Stock” and EITF Issue No. 00-19 – Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Because no beneficial conversion feature existed immediately prior to conversion, the carrying amount of the debt upon conversion was debited with a corresponding credit to common stock and additional paid-in capital. That is, the conversion of the Mandatory Convertible Facility pursuant to its original terms did not result in a gain on conversion of the facility, and the difference between the carrying value of the Mandatory Convertible Facility, which equals the gain recognized under IFRS, was recorded directly in equity. Accordingly, no difference exists in stockholders’ equity between the IFRS and US GAAP as a result of this instrument.
          (k) Other accounting differences
          Other adjustments to reconcile IFRS to US GAAP refer to differences that are not individually significant for the Group and are therefore shown as a combined total. Other differences arose due to the different treatment in the following matters:
          (k.i) Adjustment on equity investments
          IFRS and US GAAP are similar in the applications of the equity method of accounting to associated companies. These differences principally relate to accounting for goodwill recorded on acquisition of an interest in the equity method investees, as described in note 38(c), as well as IFRS — US GAAP differences arising in the financial statements of the investees themselves. At December 31, 2005, these differences resulted in a positive effect of 20 million euros on the stockholders’ equity (141 million euros at December 31, 2004), a negative effect on net income of 157 million euros in 2005 and a positive effect of 11 million euros in 2004. The difference in 2005 net income results principally from the reversal of differences in the carrying value of the Group’s investment in Italenergia Bis S.p.A. (“Italenergia”) upon the sale of the Group’s interest in that company in 2005. The facts and circumstances giving rise to the sale and the resulting difference in net income are described below.
          As described more fully in note 3 to the consolidated financial statements at December 31, 2004, effective July 2001, Fiat, together with other industrial and financial partners, formed Italenergia, a company that acquired control of the Italian energy companies Montedison S.p.A. and Edison S.p.A. through tender offers. Fiat’s initial investment, representing a 38.6% stake in Italenergia, was accounted for under the equity method under both IFRS and US GAAP. In 2002, Fiat reduced its directly-held stake in Italenergia to 24.6% in a transaction that comprised, inter alia, Fiat’s sale of a 14.0% stake in Italenergia to certain other stockholders of the company and a related agreement between Fiat and Electricité de France (“EDF”) pursuant to which, among other things, EDF granted Fiat the right to sell to EDF its remaining 24.6% interest in Italenergia in March and April 2005 at a price of not less than €1,147 million (after deducting a premium of up to €127 million, payable only in the event the option was exercised) (the “EDF Put”). However, due to the existence of certain put and call options and the constraints on the transferee’s ability to pledge or exchange the transferred assets in the period from the sale through 2005, this transaction did not qualify for sale accounting under IFRS or US GAAP. Accordingly, Fiat continued to account for its 38.6% stake in Italenergia under the equity method under both IFRS and US GAAP through December 31, 2004.
          In December 2004, EDF initiated arbitration proceedings in respect of the EDF Put on the basis of a claim that certain changes to Italian legislation had raised uncertainty regarding the nature and extent of rights and interests that it would acquire under such Put Option Agreement; Fiat contested these claims and communicated its intention to exercise the EDF Put in accordance with its terms, which subsequently occurred in March 2005. Principally as a consequence of these events, in the first quarter of 2005 Fiat determined that it was no longer in a position to exert significant influence over the operations of the investee and, accordingly, ceased accounting for its investment under the equity method. For 2005 financial reporting through the date of final sale, under both IFRS and US GAAP the investment was accounted for under the cost method on the basis of the carrying value as of December 31, 2004.
          Following EDF’s withdrawal with prejudice of the arbitration claim it had brought to challenge the validity of the put, Fiat sold its entire interest in Italenergia to EDF in September 2005. Under both IFRS and US GAAP, the gain on the sale of the 38.6% interest was recognized in 2005. Under US GAAP, the gain was 150 million euros lower than under IFRS principally due to differences in the accounting for goodwill in the investee.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          (k.ii) Translation of financial statements of subsidiaries operating in highly inflationary economies
          The financial statements of subsidiaries operating in highly inflationary economies have been adjusted in accordance with inflation accounting procedures (consistent with IAS 29 Financial Reporting in Hyperinflationary Economies), calculating historical costs on the basis of indices deemed representative of the real change in the purchasing power of the local currencies. Consistent with this procedure, the financial statements are translated into the Group’s reporting currency at year-end exchange rates. Economies are defined as being highly inflationary when cumulative inflation exceeds 100% over the latest three-year period. The Group’s inflation accounting policy and procedures differ from the US GAAP requirements of SFAS No. 52, – Foreign Currency Translation with respect to the translation of financial statements of entities operating in highly inflationary economies. Under US GAAP, the translation of financial statements of subsidiaries operating in highly inflationary economies is based on local currency financial statements on a historical cost basis after reversing all adjustments made to take into account of inflation. These financial statements are then translated into the Group’s reporting currency by applying historical exchange rates to non-monetary items and current exchange rates to monetary items. All exchange adjustments arising in this remeasurement process are recorded in income.
          As permitted by Item 18 of Form 20-F, foreign registrants that account for operations in highly inflationary economies in a manner consistent with IAS 29 using the historical cost/constant currency method, need not quantify the differences in translation methodology compared to US GAAP. Nevertheless, where practicable, the Group has included the differences between accounting for operations in highly inflationary economies using IFRS and US GAAP in the reconciliations of net income (loss) and stockholders’ equity under this caption.
          (k.iii) Capitalized interest on constructed or produced fixed assets
          Under IFRS, the Group has elected to expense all borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset. The Fiat Group elected not to apply the alternative treatment, which is to capitalize borrowing costs arising on qualifying assets. In accordance with FASB No. 34, interest costs (even if theoretical) are capitalized as part of the cost of an asset that is constructed or produced for a company’s own use. The stockholders’ equity reconciliation includes a positive adjustment of 11 million euros at December 31, 2005 (10 million euros at December 31, 2004) related to the effect of capitalization of interest costs on constructed or produced fixed assets.
          (k.iv) Discounting provisions
          IAS 37 requires the amount of a provision to be determined as the present value of the cash outflows expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and those risks specific to the liability that have not been reflected in the best estimate of the expenditure, except where the effect of the time value of money is immaterial. Further, if there is a change in discount rates the entire provision must be recalculated using the current discount rate. Except for asset retirement obligations, US GAAP only permits a provision to be discounted where the amount of the liability and the timing of payments are fixed or reliably determinable (consequently, discounting under US GAAP is rare in practice).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          (l) Accounting for deferred income taxes
          The Group’s policy for accounting for deferred income taxes under IFRS is described in the note “Significant accounting policies”. This policy is similar to US GAAP, except for certain aspects of the recognition and valuation of deferred tax assets and liabilities. The most significant of such differences relates to the criterion applied in determining the valuation allowance for deferred tax assets. Under the accounting policy applied in the Group’s consolidated financial statements, the recoverability of deferred tax assets is evaluated on the basis of information relating to management’s projected taxable income, tax planning strategies, if any, and consideration of other information such as the carry-forward period of unused tax losses. Under IFRS no valuation allowance is recorded for the portion of the deferred tax assets for which future recovery is probable based on analysis of such information.
          Under US GAAP, the need to record a valuation allowance is based on an assessment of the relative impact of positive and negative evidence available, whereby objectively verifiable evidence takes precedence over other forms of evidence.
          During 2003, changes in Italian tax regulations led to the conclusion that a tax-planning strategy, which was previously considered objectively verifiable positive evidence for the recoverability of a portion of the deferred tax assets reported under US GAAP, was no longer feasible. This did not impact the IFRS financial statements, in which recoverability was supported by management’s forward-looking plans and the indefinite carry-forward period of certain unused tax losses. However the change in the Italian tax regulations, combined with the cumulative losses incurred in recent years, resulted in an increase of 366 million euros in the valuation allowance provided against deferred tax assets reported under US GAAP at December 31, 2003, since, under US GAAP, more weight was given to the objectively verifiable negative evidence in the form of cumulative losses incurred by the Group than the forms of positive evidence, which at that time were mainly based on management’s forward-looking plans.
          The line item in the US GAAP reconciliation includes the effect of the above-mentioned differences in accounting for deferred income taxes, which had the effect of reducing stockholders’ equity for US GAAP purposes at December 31, 2005 and 2004 by 366 million euros and 366 million euros respectively, and the net deferred tax effects, after providing a valuation allowance, on other US GAAP reconciling items, as appropriate, which increased stockholders’ equity for US GAAP at December 31, 2005 by 172 million euros (increase of 71 million euros at December 31, 2004). The net deferred tax assets recognized on reconciling items at December 31, 2005 refer principally to the tax effects of differences in accounting for employee benefits.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          (m) Minority interest
          IAS 1 requires minority interests to be included in the determination of the net result and stockholders’ equity. Under US GAAP, minority interests are deducted in the determination of US GAAP net result and excluded from stockholders’ equity. This line item also comprises the impact of differences between IFRS and US GAAP on the minority interest in the net result and stockholders’ equity as follows:

			Stockholders’ equity
	Net income (loss)		At December 31,
	2005	2004	2005	2004
	(in millions of euros)
Deduction of IFRS minority interest	(89)	(55)	(732)	(624)
Impact of differences between IFRS and US GAAP on minority interest	67	13	11	(28)

Total	(22)	(42)	(721)	(652)

          (n) Discontinued operations
          The criteria for recognizing non-current assets or disposal groups as held for sale are similar under IFRS and US GAAP. However, certain divestments or planned divestments meet the definition of a discontinued operation under US GAAP, but not under IFRS. Under IFRS, the divestment must represent a separate major line of business or geographical area of operations, whereas under US GAAP, a component of an entity can be classified as a discontinued operation. In 2005, the Group’s divestment of Palazzo Grassi S.p.A. and its planned divestment of a French subsidiary (SBFM) qualified as discontinued operations under US GAAP but not under IFRS. The effect of these differences is to reclassify -24 million euros and -12 million euros from income from continuing operations under IFRS to income from discontinued operations under US GAAP in 2005 and 2004, respectively.
          The income statement of the discontinued operations related to Palazzo Grassi, included in the Other Sector, is as follows:

	2005*	2004
	(in millions of euros)
Amounts as reported under IFRS

Net Revenues	—	2

Income (loss) before taxes	—	(5)
Income taxes	—	—
Minority interest	—	—

Net Income (loss)	—	(5)
Gain on disposal, net of taxes	23	—

Net income (loss) on discontinued operations	23	(5)
U.S. GAAP adjustments	—	—

Net income (loss) on discontinued operations under U.S. GAAP	23	(5)

(*)	Since the transaction was effective January 1, 2005, there was no operating activity related to Palazzo Grassi during 2005.
          At December 31, 2004, the total assets of Palazzo Grassi as reported under IFRS amounted to 8 million euros.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          The income statement of the discontinued operations related to SBFM, included in the Metallurgical Products Sector is as follows:

	2005	2004
	(in millions of euros)
Amounts as reported under IFRS

Net Revenues	91	91

Income (loss) before taxes	(3)	(9)
Income taxes	—	—
Minority interest	1	2

Net Income (loss)	(2)	(7)
Gain on disposal, net of taxes	—	—

Net income (loss) on discontinued operations	(2)	(7)
U.S. GAAP adjustments	(25)	—

Net income (loss) on discontinued operations under U.S. GAAP	(27)	(7)

          Moreover, in 2005 the Group accrued an amount of 20 million euros related to contingent liabilities that were directly related to the disposal of entities classified as US GAAP discontinued operations occurred in previous years. Accordingly, these adjustments have been classified separately in the current period in discontinued operations under US GAAP. Under IFRS, this adjustment was recorded within income from continuing operations because the entities had not been classified as discontinued operations under IFRS.
          The Group considers that none of the events of 2004 gives rise to the requirement to report the results of operations as discontinued operations, as that term is defined in SFAS No. 144 – Accounting for the Impairment or Disposal of Long-Lived Asset” (“SFAS No. 144”).
          Supplementary disclosure
          (i) Classification differences
          Purchase accounting adjustments
          In connection with the purchase price allocation relating to the Group’s acquisition of the Case Group in 1999, the Group did not recognize deferred tax assets relating to certain operating loss carry-forwards of the Case Group because the Group did not believe it was probable that the operating loss carry-forwards could be utilized. During 2004 and 2005, the likelihood of realization of the tax benefits of these tax loss carry-forwards increased, resulting in the recognition of the related deferred tax assets. Under IFRS, the recognition of these deferred tax assets was recorded as deferred tax income of 121 million euros in 2004. In addition, the Group reduced the carrying amount of goodwill to the amount that would have been recognized if the deferred tax asset had been recognized on the acquisition date and recognized the reduction in the carrying amount of the goodwill as an expense. Under US GAAP, the reduction of the valuation allowance directly reduced the carrying value of goodwill in accordance with EITF Issue No. 93-7 – Uncertainties Relating to Income Taxes in a Purchase Business Combination and SFAS No. 109 – Accounting for Income Taxes.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          Deferred income taxes:
          As discussed in the “Significant accounting policies” note, the Group records net deferred tax assets and liabilities as a separate line item in non-current assets and liabilities, respectively. US GAAP requires deferred tax assets and liabilities to be classified as current or non-current on the basis of the classification of the asset or liability to which they refer, unless they are not directly associated with an asset or liability, in which case they should be classified according to the date of their expected recovery or settlement.
          Classification of liabilities
          Under IFRS, a mixed basis of presentation has been used by the Group to present its current and non-current assets and liabilities, as permitted by IAS 1. Under US GAAP, no such accommodation exists. Consequently, liabilities that are presented in increasing order of liquidity in the Group’s IFRS balance sheet are required to be presented as current and non-current under US GAAP.
          (ii) Scope of consolidation
          The Group accounts for its investment in the joint venture Fiat-GM Powertrain Polska S.P. ZOO using the proportional consolidation method beginning from May 2005.
          Under U.S. GAAP, investments in joint ventures are accounted for under the equity method. The differences in accounting treatment between proportionate consolidation and the equity method of accounting have no impact on the Group’s consolidated stockholders’ equity or net income. Rather, they relate solely to matters of classification and display. Item 17(vii) of Form 20-F permits the omission of such differences in classification and display in the reconciliation to US GAAP provided certain criteria have been met; however, certain amounts proportionately consolidated are disclosed herein.
          Condensed financial information relating to the Group’s pro-rata interest in the joint venture accounted for using the proportionate consolidation method is as follows:

At December 31,
2005
(in millions of euros)
Non-current assets	149
Current assets	73
Total assets	222
Debt	10
Other liabilities	65

2005
(in millions of euros)
Net sales	117
Trading profit	18
Net income	17

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
Condensed cash flow information resulting from investee’s activities is summarized as follows:

2005
(in millions of euros)
Cash flows from (used in) operating activities during the period:	32
Cash flows from (used in) investments activities:	(31)
Cash flows from (used in) financing activities:	10
          (iii) Intangible assets
          The next table sets forth, for each of the five succeeding years, the estimated aggregate amortization expense of intangible assets, excluding the amortization of development costs capitalized for IFRS purposes.

	2006	2007	2008	2009	2010
	(in millions of euros)
Patents, concessions and licenses	128	110	70	63	43
Other intangible assets	35	27	19	11	8

Total expected amortization	163	137	89	74	51

          (iv) Pension and Other Post Employment Benefits
          SFAS No. 132 (Revised 2003) – Employers’ Disclosure about Pensions and Other Postretirement Benefits, requires additional disclosures regarding defined benefit pension plans and other defined benefit postretirement plans. These disclosures are presented below.

		Other post-
	Pension benefits	retirement benefits
	(in millions of euros)
Employer contribution:
2006 (expected)	169	70

          The following summarizes the cash flow related to the total benefits expected to be paid from the plan or from the Group’s assets:

		Other post-
		retirement benefits
	Pension benefits	(including TFR)
	(in millions of euros)
Expected benefit payments:
2006	146	262
2007	151	256
2008	156	255
2009	159	261
2010	163	263

Total	775	1,297

          The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with benefit obligation in excess of plan assets were 2.6 billion euros, 2.4 billion euros and 1.7 billion euros, respectively, as of December 31, 2005 and 2.2 billion euros, 2.1

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
billion euros and 1.3 billion euros, respectively, as of December 31, 2004. Consequently, accumulated other comprehensive income determined in accordance with US GAAP includes an amount of -465 million euros at December 31, 2005 (-455 million euros at December 31, 2004) due to the recognition of an additional minimum pension liability.
          The expected long-term rate of return on plan assets shown in the note 26 reflects managements expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligation. Beginning with the year ended December 31, 2005 valuations, the expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering assets allocations and investments strategy, premiums for active management to the extent asset classes are actively managed and plan expenses. Historical return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed to check for reasonability and appropriateness. Prior to this time assumptions were based on surveys of large asset portfolio managers and peer group companies based on a combination of past experience in the markets as well as future return expectations over the next ten years.
          In May 2004, the FASB issued FSB No. 106-2, “Accounting and Disclosure requirements related to Medicare Prescription Drug, Improvement and Modernization Act of 2003”. In accordance with the provision of FSP No. 106-2 and the Medicare Act, the Group re-measured its related plans in 2004. This resulted in a reduction in the accumulated postretirement benefit obligation for the subsidy related to benefits attributed to past service of approximately 51 million euros. The Group has elected to reflect the impact of the Medicare Act prospectively from the date of the change. The subsidy resulted in a reduction in 2005 and 2004 net periodic postretirement benefit costs of approximately 8 million euros. The Group as not incurred a reduction in current gross benefit payments and expects to receive subsidy payments beginning in 2006.
          (v) Restructuring provision
          The Group’s restructuring programs primarily relate to restructuring and rationalization activities in the Fiat Auto, Agricultural and Construction Equipment, Commercial Vehicles, Metallurgical Products, Components, Production Systems and Services Sectors. Management periodically reassesses its estimate of remaining costs to be incurred for such programs and adjusts the related reserves as appropriate. Provision is not made for future operating losses.
          Changes in the IFRS restructuring reserves provided by the Group for the years ended December 31, 2005, may be summarized as follows:

					Exchange
	At December		Changes in	Utilization	rate	Other	At December
	31, 2004	Additions	Estimates	/Reversals	differences	changes	31, 2005
	(in millions of euros)
Headcount reduction	289	276	(13)	(170)	—	40	422
Plant rationalization	13	14	—	(17)	—	—	10
Other provisions	45	88	—	(30)	3	(19)	87

Total	347	378	(13)	(217)	3	21	519

          The most significant restructuring activities may be summarized as follows:
•	Fiat Auto Sector:
▪	An amount of 148 million euros was outstanding at December 31, 2004 for headcount reduction costs under a new restructuring program. In 2005, an amount of 62 million euros was utilized and an amount of 88 million euros was accrued for further Sector headcount reduction costs in connection with the downsizing of the central business

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
governance structures in Italy and in connection with restructuring plans of certain companies outside Italy.
•	Agricultural and Construction Equipment Sector:
▪	An amount of 27 million euros was provided at December 31, 2004 for headcount reduction costs under new restructuring plans for the CNH Group. In 2005, an amount of 33 million euros was utilized and an amount of 80 million euros attributable to the ongoing reorganization of activities and restructuring process underway at certain production plants was accrued.
•	Commercial vehicles Sector:
▪	An amount of 17 million euros was outstanding at December 31, 2004 for headcount reduction reserve. In 2005, an amount of 10 million euros was utilized and an amount of 63 million euros for further headcount reduction in connection with the reorganization of the staff structures was accrued.
•	Other Sectors:
▪	Reserves of 55 million euros were outstanding at December 31, 2004 as headcount reduction reserve relating to Magneti Marelli Motopropulsion in the Components Sector. In 2005, an amount of 21 million euros was utilized and an amount of 15 million euros was accrued as additions to the headcount reduction reserve relating to certain minor companies in the Components Sector.

▪	An amount of 14 million euros was accrued in 2005 as headcount reduction reserve relating to Fiat Powertrain Technologies Sector in connection with the Fiat GM Powertrain activities reorganization.
          The Group wrote off certain assets of the Fiat Auto, Commercial Vehicles, Components and Production System Sectors in 2005 and 2004, relating to the restructuring programs of those years; the amounts written off amounted to approximately 10 million euros and 84 million euros respectively. As these write-offs were recorded as a direct reduction of the carrying value of the related assets, they do not appear in the table above.
          (vi) Securitization
          The information that follows represents supplemental disclosure required under SFAS No. 140.
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
          Securitization of European Wholesale Receivables (Fiat Auto Sector) – Fiat Auto funds a portion of its European wholesale receivables by means of sales on a revolving basis pursuant to securitization programs through several privately structured facilities, mainly consisting of 364-day facilities, renewable annually. Receivables sold under these programs totaled 8,649 million euros and 7,268 million euros in 2005 and 2004, respectively.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
The following table summarizes the gross cash flows of the above-mentioned wholesale securitizations in 2004 and 2005:

	At December 31,
	2005	At December 31, 2004
	(in millions of euros)
Proceeds from new wholesale securitization	—	703
Proceeds from collections reinvested in revolving — period securitization	8,637	6,565
Repurchase of receivables	12	—
          At December 31, 2005, wholesale receivables outstanding under these facilities amounted to 1,712 million euros (1,605 million euros at December 31, 2004), including retained interests of 258 million euros (256 million euros at December 31, 2004). The retained interests provide limited first loss protection to investors and are recorded, under US GAAP, at cost, which approximates fair value due to the short-term nature of the receivables. The Fiat Group also services the sold portfolios during the life of the transaction.
          Securitization of Wholesale Receivables (Agricultural and Construction Equipment Sector “CNH”) - CNH sells eligible receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly owned bankruptcy-remote special purpose entities (“SPE”), where required by bankruptcy laws, which are consolidated by CNH, but legally isolate the receivables from the creditors of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from debt issued by the trusts. Each trust qualifies as a QSPE under SFAS No. 140, and accordingly is not consolidated by CNH under US GAAP. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.
          The facilities consist of a master trust facility in the US, Canada and Australia. The U.S master trust facility consists of the following: $521 million term senior and subordinated asset-backed notes with a three year maturity issued in June 2003; $750 million term senior and subordinated asset-backed notes issued with a three year maturity issued in June 2005 and a 364-day $700 million conduit facility that is renewable annually (September 2006) at the sole discretion of the purchasers. The Canadian master trust facility consists of the following: C$162 million term senior and subordinated asset-backed notes with a two year maturity issued in July 2004; C$189 million term senior and subordinated asset-backed notes with a three year maturity issued in July 2004 and a 364-day C$250 million conduit facility that is renewable annually (August 2006) at the sole discretion of the purchaser. The Australian facility consists of a 364-day, A$165 million conduit facility that is renewable annually (May 2006) at the sole discretion of the purchasers.
          At December 31, 2005, $2 billion, C$445 million and A$108 million were outstanding under these facilities, consisting of $2.4 billion, C$569 million and A$149 million of wholesale receivables sold less CNH’s retained undivided interests of $452 million, C$124 million and A$41 million. At December 31, 2004, $1.5 billion was outstanding under the US facility, consisting of $1.9 billion of wholesale receivables sold less CNH’s retained undivided interest of $330 million. Under the Canadian facility at December 31, 2004, C$405 million was outstanding, consisting of C$507 million of wholesale receivables sold less CNH’s retained undivided interest of C$102 million. Under the Australian facility at December 31, 2004 A$90 million was outstanding, consisting of A$ 128 million of wholesale receivables sold less CNH’s retained undivided interests of A$38 million. The retained undivided interest provides recourse to investors in the event of default and, under US GAAP, is recorded at cost, which approximates fair value due to the short-term nature of the receivables.
          The retained undivided interests represent collateralized wholesale receivables that provide recourse to investors in the event of default. In addition, CNH retains other interests in the sold receivables including interest-only strips and spread accounts.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          The cash flows between CNH and the facilities for the years ended December 31, 2005 and 2004 included:

	2005	2004
	(in millions of US Dollars)
Proceeds from new securitizations	630	874
Repurchase of receivables	183	605
Proceeds from collections reinvested in the facilities	6,824	6,618
          In June 2005, CNH entered into a wholesale securitization program in Europe, with three additional sellers. The outstanding balance as of December 31, 2005 was $709 million and a Financial Services’ subsidiary subscribed to $251 million of notes representing retained undivided interests. At December 31, 2004, the amount outstanding under the original program was $466 million, and the Financial Services’ subsidiary had a retained undivided interest of $228 million.
          In addition to the securitizations described above, certain foreign subsidiaries of CNH securitized or discounted receivables without recourse. As of December 31, 2005, there were no outstanding discounted receivables without recourse. As of December 31, 2004, $108 million of wholesale receivables were outstanding. CNH records a discount each time receivables are sold to the counterparties in the facilities. This discount, which reflects the difference between interest income earned on the receivables sold and interest expense paid to the investors in the facilities, along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.
          Securitizations of Retail Receivables (Agricultural and Construction Equipment Sector “CNH”) - CNH funds a significant portion of its retail receivable originations by means of retail receivable securitizations. Within CNH’s asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH, where required by bankruptcy laws. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a QSPE under SFAS No. 140. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH. No recourse provisions exist that allow holders of the QSPEs’ asset-backed securities to put those securities back to CNH. CNH does not guarantee any securities issued by the QSPEs’.
          CNH securitized retail notes with a net principal value of $2.9 billion and $2.3 billion in 2005, and 2004, respectively. CNH recognized gains on the sales of these receivables of $83 million and $70 million in 2005 and 2004, respectively.
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
          Spread accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2005 and 2004, the creation of new spread accounts reduced proceeds from the sales of retail receivables by $58 million and $48 million, respectively. Total spread account balances were $258 million and $294 million at December 31, 2005 and 2004, respectively.
          The components of CNH’s retained interests as of December 31, 2005 and 2004 were as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	At December 31,
	2005	2004
	(in millions of US Dollars)
Receivables:
Collateralized wholesale receivables	588	448
Interest only strip	83	103
Spread and other	353	389

Total amount	1,024	940

Other assets:
ABS Certificates	180	241
Other investments in ABS trusts	251	228

Total amount	431	469

Total retained interests	1,455	1,409

          Key assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2005 and 2004 were as follows:

	Range		Weighted Average
	2005	2004	2005	2004
Constant prepayment rate	17.00 - 20.00%	17.00 - 20.00%	17.28%	17.39%
Expected credit loss rate	0.57 - 0.68%	0.37 - 0.83%	0.67%	0.48%
Discount rate	8.50 – 13.00%	8.50 – 10.00%	10.62%	9.52%
Remaining maturity in months	20 - 24	20 – 22	22	22
          CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to earnings. Based on this analysis, CNH reduced the value of its interest-only strips by $9 million and $7 million in 2005 and 2004, respectively.
     Impact on Fair Value – The significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2005 and 2004, are as follows (in millions of US Dollars unless stated otherwise):

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	2005			2004
		10%	20%		10%	20%
	Assumption	Change	Change	Assumption	Change	Change
	(Weighted Average)			(Weighted Average)
Constant prepayment rate	15.82%	$1.0	$1.2	16.56%	$1.9	$3.5
Expected credit loss rate	0.70%	$2.6	$5.1	0.69%	$2.4	$4.9
Discount rate	10.68%	$6.9	$13.0	9.37%	$4.0	$6.9
Remaining maturity in months	17			17
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
          Actual and expected credit losses are summarized as follows:

	Receivables securitized in
	2002	2003	2004	2005
As of December 31, 2005	0.65%	0.68%	0.54%	0.56%
As of December 31, 2004	0.58%	0.89%	0.57%	—
          Credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.
          CNH’s cash flows related to securitization activities for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
	(in millions of US Dollars)
Proceeds from new retail securitizations	2,799	2,218
Servicing fees received	40	37
Cash received on retained interests	93	85
Cash paid upon cleanup call	104	77
          Other Receivables Securitizations (Agricultural and Construction Equipment Sector “CNH”) - In addition to the wholesale and retail securitizations described above, a master note trust was formed in September 2004 to facilitate the financing of US credit card receivables. Credit card receivables are transferred, without recourse, to a bankruptcy remote SPE through which the receivables are then transferred to a trust. The maximum amount of funding eligible through the facility is $250 million and is accounted for as a secured financing. At December 31, 2005 and 2004, total receivables pledged under this program were $160 million and $159 million, respectively. The facility is renewable in June 2007.
          In November 2004, a trust was formed for the securitization of retail receivables in Australia. The Group transfers the receivables to a bankruptcy remote trust, which will have a limited life and terminate upon final distribution of amounts owed to investors or upon exercise of a clean-up call option by CNH. At December 31, 2004, A$416 million of receivables were transferred to the trusts, which were accounted for as a secured financing. No such trusts were formed in 2005.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          In December 31, 2005, Financial Services entered into a transaction to securitize certain of its retained interests which resulted from its US retail asset backed securitization programs. The retained interests were sold without recourse to a newly formed bankruptcy remote SPE which, in turn, pledged the retained interests as collateral for a revolving loan from a third-party multi-seller asset backed commercial paper (“ABCP”) conduit facility. The maximum amount of funding eligible through the facility is $300 million and it is accounted for as a secured financing. At December 31, 2005, total retained interests pledged under this program were $324 million. The facility is renewable in December 2008.
          Securitization of Commercial Vehicles Sector Receivables (Wholesale and Retail) — Until the sale of the 51% stake of Iveco Finance Holdings Ltd to Barclays Mercantile Business Finance Ltd on June 1, 2005, Iveco funded a portion of its European wholesale and retail receivables by means of sales on a revolving basis pursuant to securitization programs.
          Securitization of European Wholesale Receivables – European wholesale securitization programs were put in place through several privately structured facilities, mainly consisting of 364-day facilities, renewable annually. Receivables sold under these programs totaled 1,679 million euros in 2004.
          The following table summarizes the gross cash flows of the above-mentioned wholesale securitizations in 2004:

	At December 31,	At December 31,
	2005	2004
	(in millions of US Dollars)
Proceeds from new wholesale securitization	—	38
Proceeds from collections reinvested in revolving — period securitization	—	1,641
Repurchase of receivables	—	—
          At December 31, 2004, wholesale receivables outstanding under these facilities amounted to 443 million euros, including a retained interest of 109 million euros. The retained interests provide limited first loss protection to investors and were recorded, under US GAAP, at cost, which approximates fair value due to the short-term nature of receivables.
          Securitization of European Retail Receivables – In 2004, the Fiat Group funded a portion of its Italian truck loan and financial lease originations by means of a securitization carried out by Iveco Finanziaria S.p.A. through the securitization vehicle “First Italian Truck Securitization” (“FITS”), established under Italian Law No. 130 of April 1999 (the “Italian Securitization Law” or “Legge sulla Cartolarizzazione dei Crediti”), which for US GAAP reporting is considered a QSPE. The amount sold during 2004 was 236 million euros.
          The above transaction was considered, for US GAAP purposes, as a sale of receivables and entailed the purchase of an initial pool of loans and financial lease receivables by FITS, followed by further monthly purchases during a 3-year revolving period. The Fiat Group serviced the sold receivables on a revolving basis.
          The following table summarizes the cash flows and the profit and loss impact of the above-mentioned securitization.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004

	At December 31,		At December 31,
	2005		2004
		FITS		FITS
	FITS	(Financial	FITS	(Financial
	(Loans)	Leases)	(Loans)	Leases)
	(in millions of euros)
Proceeds from new retail securitizations	—	—	—	—
Proceeds from collections reinvested in revolving - period securitization	—	—	137	99
Repurchase of loans	—	—	—	0.5
Servicing fees received	—	—	1	1
Cash received on retained interests (Subordinated Notes)	—	—	0.22	4
Gain (loss) on sale	—	—	—	(14)
          In conjunction with these sales, Fiat retained certain interests in the sold receivables through subordinated tranches of asset backed securities issued by the securitization vehicles. The risk for the seller was therefore limited to the portion of the securities that it subscribed. These subordinated notes, under US GAAP, were initially recorded at their nominal values; they were then evaluated at the end of each accounting period on the basis of the performance of the receivables sold and could have been written down on the basis of this evaluation. As of December 31, 2004, the subordinated notes subscribed for in connection with the outstanding retail securitization transactions amounted to 111 million euros. Fiat monitored the fair value of its outstanding retained interests during each accounting period on the basis of estimated discounted future cash flows.
          The fair value of retained interests and their sensitivity to the above 10% and 20% changes at December 31, 2004 for the transactions originated by the financial services companies were as follows (impact on fair value in millions of euros):
FITS Retail

	2004
	December 31, 2004
	Assumption	10% change	20% change
Constant prepayment rate	1.04%	0.01	0.02
Annual credit loss rate	0.20%	(0.14)	(0.27)
Discount rate	4.46%	(0.59)	(1.16)
Actual and expected static pool losses as of December 31, 2004	0.44%
FITS Leasing

	2004
	December 31, 2004
	Assumption	10% change	20% change
Constant prepayment rate	1.25%	(0.02)	(0.03)
Annual credit loss rate	0.38%	(0.33)	(0.67)
Discount rate	4.40%	(0.92)	(1.83)
Actual and expected static pool losses as of December 31, 2004	0.87%
          Static pool losses are calculated by totaling the actual and projected future credit losses and dividing them by the original balance of each pool of securitized assets.
          The changes shown above are hypothetical. They are computed according to variations of individual assumptions without considering the interrelationship between these assumptions. As a change in one assumption may affect the other assumptions, the magnitude of the impact on fair value of actual changes

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
might be greater or less than those illustrated above. These changes are based on the balance of securitized receivables outstanding as of December 31, 2004.
          (vii) Fair value of financial instruments
          The summary of fair value of financial instruments and related IFRS carrying amount is as follows:

	At December 31,
	2005		2004
	(in millions of euros)
	Carrying		Carrying
	amount	Fair Value	amount	Fair Value
Assets:
Current receivables	24,026	23,874	25,723	25,685
Current securities	556	556	353	353
Other financial assets and (liabilities)	265	265	648	648
Cash and cash equivalents	6,417	6,417	5,767	5,767
Liabilities:
Debt	25,761	25,624	32,191	31,989
Trade payables	11,777	11,777	11,697	11,697
Other payables	4,821	4,821	4,561	4,561
          (viii) Accumulated other comprehensive income (loss)
          The components of accumulated other comprehensive income (loss), on a US GAAP basis, are as follows:

	At December 31,
	2005			2004
	Gross	Tax	Net	Gross	Tax	Net
	(in million of euros)
Cumulative translation adjustment	(1,315)	—	(1,315)	(2,133)	—	(2,133)
Available for sale securities	144	(1)	143	49	(1)	48
Cash flow hedge reserve	(39)	10	(29)	(5)	7	2
Minimum pension liability	(706)	241	(465)	(705)	250	(455)

Total accumulated other comprehensive income (loss)	(1,916)	250	(1,666)	(2,794)	256	(2,538)

          Under IFRS, in accordance with IFRS 1, the Group elected to recognize all cumulative translation adjustments of foreign subsidiaries into opening retained earnings as of January 1, 2004. All cumulative translation adjustments for foreign operations were, therefore, deemed to be zero at that date, and the gain or loss on a subsequent disposal of any foreign operation excludes any translation that arose before the IFRS transition date but includes later translation adjustments. Under US GAAP, cumulative translation adjustments continue to be accounted for on a cumulative basis, and, as such, have a different balance compared to IFRS.
          The estimated net amount of the existing losses recognized in the cash flow hedge reserve at the reporting date that are expected to be reclassified into earnings within the next 12 months is 5 million euros.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          (ix) Stock-based compensation
          Changes in Fiat S.p.A. stock option plans during 2005 are presented in note 25, “Stockholders’ equity”. Changes in Fiat S.p.A. stock option plans during 2004 were as follows:

	For the year ended December 31, 2004
			Compensation as member of the
	Managers compensation		Board
		Average		Average
	Number of	exercise price	Number of	exercise price
	shares	(in euros)	shares	(in euros)
Outstanding at the beginning of the year	12,697,743	16.46	15.588.076	7.55
Granted during the year	—	—	10.670.000	6.58
Forfeited during the year	(2,195,000)	16.84	(10.670.461)	5.62
Exercised during the year	—	—	—	—
Expired during the year	—	—	—	—
Outstanding at December 31, 2004	10,502,543	16.38	15,587,615	8.21
Exercisable at December 31, 2004	7,144,748	18.80	3,917,615	11.50
          As part of the Group’s US GAAP significant accounting policies, the Group adopted the additional disclosure requirements of SFAS No. 123 – Accounting for Stock-Based Compensation, and SFAS 148 – Accounting for Stock-Based Compensation – Transition and Disclosure which require pro-forma disclosures of net income and earnings per share as if the fair value based method of accounting for stock-based compensation had been applied. The Black-Scholes formula was the option pricing model used to estimate fair value for stock options granted through December 31, 2003. For all stock options granted on or after January 1, 2004, the Fiat Group utilizes the binomial method to determine the fair value.
          The fair value of each option grant was estimated on the date of grant using the following assumptions:

	Risk free	Dividend	Stock price	Option life
	interest rate	yield	volatility	(years)
Stock Options 1999	4.3%	2.1%	45.2%	8
Stock Options February 2000	5.9%	1.9%	31.8%	8
Stock option July 2000	5.8%	2.2%	34.0%	8
Stock option February 2001	5.2%	2.3%	25.5%	8
Stock Option March 2001	5.1%	2.5%	19.5%	8
Stock Option October 2001	4.6%	3.4%	33.4%	8
Stock option February 2002	5.1%	4.2%	37.4%	8
Stock Option May 2002	5.4%	4.6%	38.7%	8
Stock option September 2002	4.6%	2.7%	45.0%	8
Stock Option March 2003	4.0%	0.5%	45.7%	7
Stock option October 2003	3.8%	0.5%	43.6%	7
Stock option November 2003	4.2%	0.5%	39.8%	7
Stock Option July 2004	4.0%	0.0%	29.3%	7
          If a compensation cost for stock option plans for the two years ended December 31, 2005 and 2004 had been determined based on the fair value of each set of options at the grant date as required by SFAS No. 123, using the Black Scholes option-pricing model through December 31, 2003 and the binomial method

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
from January 1, 2004, the Group’s pro forma net result and earnings per share amounts as determined on a US GAAP basis would have been as follows (in millions of euros except per share amounts):

	For the years ended December 31,
	2005	2004
Net income (loss) in accordance with US GAAP as reported	125	(2,100)
Add: Stock-based compensation (income) expense, included in reported net result, net of related tax effects (APB 25)	(6)	2
Deduct: Stock-based compensation income (expense) (SFAS No. 123)	(12)	(19)

Pro-forma Net income (loss)	107	(2,117)

Basic and diluted EPS per ordinary and preference shares as reported in accordance with US GAAP	0.12	(2.15)
Basic and diluted EPS per ordinary and preference shares pro-forma	0.10	(2.16)

Basic and diluted EPS per savings share as reported	0.12	(2.15)
Basic and diluted EPS per savings share pro-forma	0.10	(2.16)
          (x) Advertising costs
          Advertising costs amounting to 862 million euros in 2005 and 802 million euros in 2004 have been included in Selling, general and administrative costs.
          (xi) Segment information
          Information on the industry sectors and geographic areas in which the Group operates is included in Note 33. Net revenues by area of origin or asset location, required by US GAAP and not presented in Note 33, are included herein. All amounts presented in the accompanying table originate from the consolidated financial statements prepared in accordance with IFRS.

	2005			2004
Net Revenues	Domestic	Export	Total	Domestic	Export	Total
	(in millions of euros)
Italy	11,404	9,312	20,716	11,261	9,240	20,501
Europe (Italy excluded)	8,141	4,231	12,372	9,778	3,483	13,261
North America	5,231	1,421	6,652	4,848	1,492	6,340
Mercosur	4,153	494	4,647	3,014	314	3,328
Other areas	1,166	991	2,157	1,237	970	2,207

Net revenues of the Group	30,095	16,449	46,544	30,138	15,499	45,637

          Net revenues shown above include the change in contract work in progress of 144 million euros and 204 million euros, in 2005, and 2004, respectively. In addition, net revenues shown above are to third parties only, and exclude intersegment sales between consolidated subsidiaries which in 2005 and 2004 amounted to 4,786 million euros, and 3,129 million euros, respectively. Such sales between geographical areas are generally within the same industry sector and are accounted for at prices which approximate prices to unaffiliated customers in the same markets.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          US GAAP — New accounting pronouncements
          In November 2004, the FASB issued SFAS No. 151 – Inventory Costs – an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). ARB No. 43 previously stated, “under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal as to require treatment as current period charges.” SFAS No. 151 requires that these items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that the allocation of fixed production of overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not believe that the adoption of SFAS No. 151 will have a significant effect on its future consolidated financial statements.
          In December 2004, the FASB issued SFAS No. 152 – Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67, (“SFAS No. 152”). This Statement amends FASB Statement No. 66, “Accounting for Sales of Real Estate”, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2. The Statement also amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions and that the accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. The Group does not believe that the adoption of SFAS No. 152 will have a significant effect on its future consolidated financial statements.
          In December 2004, the FASB issued SFAS No. 153 – Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29, (“SFAS No. 153”). The guidance in APB Opinion No. 29 – Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. This guidance, however, contains certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Group does not believe that the adoption of SFAS No. 153 will have a significant effect on its future consolidated financial statements.
          In December 2004, the FASB issued SFAS No. 123 (revised 2004) – Share-Based Payment (“SFAS No. 123R”), a revised version of SFAS No. 123 – Accounting for Stock-Based Compensation. SFAS No. 123R supersedes APB Opinion No. 25 – Accounting for Stock Issued to Employees and its related implementation guidance. In January 2005, the SEC issued Staff Accounting Bulletin No. 107, which provides supplemental implementation guidance for SFAS No. 123R. In April 2005, the SEC extended the compliance date of SFAS No. 123R, with the result that this standard will be effective for the Group beginning with the first quarter of 2006. SFAS No. 123R eliminates the possibility of using the intrinsic value method of accounting in APB Opinion No. 25 that was provided as an alternative in SFAS No. 123 as originally issued. SFAS No. 123R requires entities to recognize the cost of employee services received in exchange for the award of equity instruments based on the grant-date fair value of those awards, with certain limited exceptions. SFAS No. 123R became effective on January 1, 2006 for the Fiat Group. The Group is in process of assessing the impact of adoption of SFAS No. 123R, given its effect on prospective options granted prior to its adoption of SFAS No. 123 under the fair value method and is considering whether to expense these amounts in the income statement over the share option’s remaining vesting period.
          In May 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143” (“FIN 47”). This Interpretation clarifies that the term “conditional asset retirement” as used in FASB Statement No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
conditional on a future event that may or may not be within the control of the entity; that is, the obligation is unconditional, although uncertainty exists as to the timing and (or) method of settlement. FIN 47 requires that this uncertainty be factored into the measurement of the fair value of the conditional asset when sufficient information exists, acknowledging that in some cases sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. The Interpretation was adopted from January 1, 2005 and did not have a material impact on the Fiat Group US GAAP reconciliation.
          In May 2005, the FASB issued SFAS No. 154 – Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3, (“SFAS No. 154”), which modifies the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the change in the net income of the period of change. SFAS No. 154 requires in general retrospective application to the financial statements of prior periods of changes in accounting principle. SFAS No. 154 carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error and a change in accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors, which occur in fiscal years beginning after December 15, 2005 and accordingly became effective for the Fiat Group in the consolidated financial statements for the year beginning January 1, 2006.
          In February 2006, the FASB issued SFAS No. 155 – Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140, (“SFAS No. 155”). The Statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. Moreover, the standards: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; (b) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; (d) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 and accordingly will become effective for the Fiat Group in the consolidated financial statements for the year beginning January 1, 2007. The Group is the process of assessing the impact of adoption of SFAS No. 155.
          In March 2006, the FASB issued SFAS No. 156 – Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140, (“SFAS No. 156”). This Statement addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. The standard also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity with a separately recognized servicing assets or servicing liability to choose between an amortization method and a fair value method for subsequent measurement. The statement is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006 and accordingly will become effective for the Fiat Group in the consolidated financial statements for the year beginning January 1, 2007. The Group is in process of assessing the impact of adoption of SFAS No. 156.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          Transactions among Group Companies and with Related Parties
          Transactions among Group companies, whether they are made to support vertical manufacturing integration or to provide services, are carried out at terms that, considering the quality of the goods or services involved, are competitive with those available in the marketplace.
     The main transactions that took place during 2005 between the Parent Company, Fiat S.p.A., and its subsidiaries and associated companies are summarized below:
▪	Subscription to capital increases of subsidiaries as described in the Notes to the financial statements of Fiat S.p.A.;

▪	Licensing of the right to use the Fiat trademark, for a consideration based on a percentage of sales, to Fiat Auto S.p.A.;

▪	Contributions provided to Group companies for initiatives to enhance the Group’s image;

▪	Services provided by Fiat S.p.A. managers to Fiat Auto S.p.A., Iveco S.p.A., Teksid S.p.A., Magneti Marelli Holding S.p.A., Comau S.p.A., Business Solutions S.p.A., Itedi S.p.A. and other minor Group companies;

▪	Grant of suretyships and guarantees in connection with the issuance of bonds (essentially Fiat Finance and Trade Ltd.), loans provided by banks (Fiat Finance S.p.A. – formerly Fiat Ge.Va. S.p.A., FMA — Fabbrica Motori Automobilistici S.r.l., Banco CNH Capital S.A., CNH America LLC, Fiat Automoveis S.A. and other minor companies), the issuance of “billets de tresorerie” (Fiat Finance and Trade Ltd.), credit lines (CNH Global N.V., CNH Capital America LLC, CNH Capital Canada Ltd., NH Credit Company LLC and other minor companies) and payment obligations under building rental contracts (Fiat Auto S.p.A. and its subsidiaries). In addition, a $1 billion direct credit line is in place between Fiat S.p.A. and CNH Global N.V.;

▪	Rental of buildings to Ingest Facility S.p.A.;

▪	Current accounts and short-term financings management (Fiat Finance S.p.A.), purchase of administrative, fiscal, corporate affairs and consulting services (Fiat Gesco S.p.A.), payroll and other general services (Fiat Servizi per l’Industria S.c.p.A.);

▪	Purchase of inspection and internal auditing services from Fiat-Revisione Interna S.c.r.l.;

▪	Purchase of information technology services provided by PDL Service S.r.l. and eSPIN S.p.A.;

▪	Purchase of external relations services provided by Fiat Information & Communication Services società consortile per azioni;

▪	Office space and real property maintenance services provided by Ingest Facility S.p.A.;

▪	Security services and other services provided by Consorzio Orione and Sirio S.c.p.A.;

▪	Purchase of automobiles from Fiat Auto S.p.A.
          Fiat S.p.A., as consolidating company, and almost all its Italian subsidiaries decided to comply with the national tax consolidation program according to articles 177/129 of T.U.I.R. (Consolidated Law on Income Tax).
          Relationships with related parties, whose definition was extended in accordance with IAS 24, include not only normal business relationships with listed groups or other major groups in which the directors of the Company or its parent companies hold a significant position, but also purchases of Group products at normal market prices or, in the case of individuals, the prices that are usually charged to employees. Transactions with related parties to be mentioned include professional services rendered by Mr. Franzo

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
Grande Stevens (consultancies and activities performed in his capacity as secretary of the Board of Directors) to Fiat S.p.A. for a total of 940 thousand euros.
          Based on the information received from the various Group companies, there were no atypical or unusual transactions during the year.
     Extraordinary transactions among Group companies or with related parties that occurred during the year are as follows:
▪	Ferrari S.p.A.: an entity comprising the group of companies that manufacture and sell Maserati cars was transferred to a company that simultaneously assumed the name Maserati S.p.A. and was sold to Fiat Partecipazioni S.p.A;

▪	Within the framework of the reorganization of central activities in France, aimed at transferring the role of national company to the main operating company, Fiat France S.A. was merged into Fiat Auto France S.A. which took its name. Before the merger, Fiat France S.A. had been sold by Fiat Partecipazioni S.p.A. to Fiat Finance Netherlands B.V.; concurrently, Fiat France S.A. sold its 100% interest in La Stampa Europe S.a.s. to Itedi S.p.A.
     Subsequent events
     On January 3, 2006, Fiat Auto and Severstal Auto signed an industrial agreement for the assembly in Russia of the Fiat Palio and Fiat Albea models based on CKDs produced in Turkey by Tofas, a joint venture with the Koç Group. Assembly of these models at Severstal Auto’s Naberejniye Chelni plant near Kazan in the Volga region is scheduled in 2007. On February 8, Fiat Auto and Severstal extended the agreement to cover Fiat Doblò models (the kits for which are also produced in Turkey).
     On January 13, 2006, the Fiat Group and Tata Motors Ltd. signed a cooperation agreement providing for dealer network sharing for the sale of Fiat branded cars in Tata outlets throughout India. As a result of this agreement, in March 2006, the Tata dealership network began to sell a targeted selection of Fiat cars, as well as the complete Tata product range (together with spare parts and sales and services assistance for both brands). The dealerships involved in this program now display the new Fiat logo alongside the Tata logo.
     On February 10, 2006, Fiat closed the offering of €1 billion of 6.625% Senior Notes with an issue price of 100% and a maturity date of February 15, 2013 (the “2013 Notes”). The 2013 Notes, which were issued by Fiat Finance and Trade Ltd. Société Anonyme, (Fiat Finance and Trade), a wholly-owned subsidiary of Fiat S.p.A., and guaranteed by Fiat S.p.A. , were offered to institutional investors outside the United States and have been admitted to listing on the Irish Stock Exchange. The 2013 Notes were rated Ba3 by Moody’s Investors Service, BB- by Standard & Poor’s Ratings Services and BB- by Fitch Ratings, in line with agencies’ rating of the Fiat Group’s long-term debt. In January 2006, Fitch Ratings and Moody’s changed their outlook on Fiat S.p.A. from negative to stable, as Standard & Poor’s Rating Services had already done in August 2005.
     On February 13, 2006, the Piedmont Region and the Fiat Group announced, by means of a joint press release, a wide-ranging cooperative program for hydrogen fuelled transport, as envisaged in the protocol of intent signed at the end of December 2005. Fiat and the Piedmont Region will cooperate on local and European-level programs over the short, medium and long term. They will promote the Piedmont Region as a key research and development centre in this innovative area. Fiat will support these initiatives by lending some of its internationally recognized experts, including available resources at the Centro Ricerche Fiat in Orbassano and at the Fiat Auto innovation facilities.
     On February 19, 2006, the Italian Ministry of Productive Activities, Fiat Auto and Elasis signed an agreement to renew the Group’s manufacturing facility at Termini Imerese in Sicily under the conditions of the Program Agreement signed with the Italian government in December 2002. The Termini Imerese project,

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
which has involved Fiat Auto, the Ministry of Productive Activities and Sicily’s regional administration since April 2004 comprises two major initiatives. The first initiative provides for Fiat to make industrial investments in the Termini Imerese plant amounting to approximately €31 million to prepare the Sicilian facility to produce the Lancia Ypsilon and the model’s subsequent facelifts. These investments are part of Fiat’s 2005-2008 Development Plans. The second phase of the plan focuses on the research and development, where Elasis is expected to invest approximately €13 million on improving the plant’s manufacturing processes. Public funding for the project is expected to amount to about €10 million, of which €1.6 million will be provided by the Sicilian regional administration.
     On February 21, 2006, the Italian Ministry of Productive Activities, Fiat Powertrain Italia S.r.l. (“FPI”), Fabbrica Motori Automobilistici (“FMA” – a wholly owned subsidiary of FPI), and Elasis signed a project agreement providing for an investment plan to support Fiat’s manufacturing plants at Pratola Serra near Avellino and Termoli near Campobasso, as well as improving research activities carried out at Pomigliano d’Arco plant near Naples. The Fiat Group has committed €647 million to this project, which is expected to be supplemented by contribution by the Italian public authorities.
     On March, 2006, CNH closed a private placement to institutional investors of US$500 million in 7.125% Senior Notes due 2014 issued by its wholly owned subsidiary, Case New Holland Inc., and guaranteed by CNH.
     On March 23, 2006, Fiat increased its stake in CNH from approximately 84% to approximately 90% as a result of the automatic conversion of the CNH Series A Preference Shares it had held into CNH common shares. The conversion (which was triggered by the average of the NYSE closing price for CNH’s common shares having exceeded US$24.00 over the preceding 30 trading days) resulted in Fiat receiving 100 million newly issued CNH common shares, and did affect the Group consolidated financial statements significantly.
     The most significant condition precedent to the closing of sale of Atlanet S.p.A. (which provides telecommunication services in Italy to the Fiat Group) to the BT Group for a consideration of approximately €80 million was satisfied in the first quarter of 2006 upon our receipt of approval from the Italian Antitrust Authority. The sale of our telecommunication businesses in Poland and Brazil is currently being finalized.
     In April 2006, Fiat Powertrain Technologies signed an Agreement with Beijing Public Transport Company for the supply of 1,000 natural gas engines. This supply of natural gas-powered heavy engines is the largest ever made by the Fiat Group and one of the most important in the world. These engines, manufactured at the FPT facility in Turin, will equip locally manufactured buses which will be circulating in the Chinese capital in the coming months.
     On May 12, 2006, Fiat closed the offering of €1 billion of 6.625% Senior Notes due November 2011, with an issue price of 99.565% (the “2011 GMTNs”). The 2011 GMTNs were issued by Fiat Finance and Trade and guaranteed by Fiat S.p.A. under the Fiat Group €15 billion Global Medium Term Note Programme, which was recently renewed and allows for the offering to institutional investors of Fiat S.p.A guaranteed debt securities by three of the Group ‘s finance subsidiaries. The 2011 GMTNs were offered to institutional investors outside the United States and have been admitted to listing on the Irish Stock Exchange. The 2011 GMTNs were rated Ba3 by Moody’s Investors Service, BB- by Standard & Poor’s Ratings Services and BB- by Fitch Ratings, in line with the agencies’ current ratings of the Fiat Group’s long-term debt.
     On May 11, 2006, Fiat and PSA Peugeot Citroën signed a new industrial agreement. Starting in 2007, the Fiat Auto plant in Cordoba, Argentina, will assemble a PSA Peugeot Citroën gearbox to be mounted on Peugeot and Citroën cars sold in South America. Within this 10-year agreement annual production is scheduled at 140,000 units.
     In May 2006, the transfer of approximately 60% of Société Bretonne de Fonderie et de Mécanique S.A. (“SBFM”), a French company that was part of the Teksid’s Cast Iron Unit, was completed. Under the terms and conditions of the transaction, Teksid and the transferee have respective put and call options on Teksid remaining stake through the end of 2008.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     The Fiat Group, through IHF — Internazionale Holding Fiat, and BSI SA, a Generali Group company, reached an agreement in June 2006 whereby BSI will purchase 100% of the capital stock of Banca Unione di Credito (“BUC”), a Swiss bank owned by IHF, from IHF. The value of the transaction, subject to the results of due diligence, is approximately 400 million Swiss francs, or about €260 million. Closing of the transaction is subject to the approval by regulatory and antitrust authorities. This transaction is consistent with Fiat Group’s strategy of focusing on its core business through the sale of non-strategic assets.
     In June 2006, Fiat Partecipazioni sold its 10% residual stake in IPI S.p.A. to Risanamento S.p.A., for a consideration of approximately €25.7 million, thus recording a gain of approximately €9 million on a consolidated basis. The transaction was envisaged in the agreements signed with Risanamento S.p.A. in March 2003 and is consistent with the Group’s strategy of focusing on the core automotive business.
     On June 29, 2006 Fiat, through Fiat Partecipazioni S.p.A. and Business Solutions S.p.A. completed the divestiture of its entire stake in Sestriere S.p.A., which manages the lift facilities in the Via Lattea ski area, for a consideration of approximately €26 million.
     In June 2006, the expiration date for the call option Fiat holds on Ferrari shares was extended to September 30, 2006. This option, which forms part of the 2002 contract pursuant to which Fiat sold the shares to Mediobanca, allows Fiat to buy them at any time during its term other than during the five months following the presentation of an application to the relevant authorities for an IPO of Ferrari. No such application has been presented at this time.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
          (39) Transition to International Financial Reporting Standards (IFRS)
          Following the coming into force of European Regulation No. 1606 dated July 19, 2002, starting from January 1, 2005, the Fiat Group adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”). This Note provides the IFRS reconciliations of balance sheet data as of January 1 and December 31, 2004, and of income statement data for the year ended December 31, 2004 as required by IFRS 1 – First-time Adoption of IFRS, together with the related explanatory notes.
          This information has been prepared as part of the Group’s conversion to IFRS and in connection with the preparation of its 2005 consolidated financial statements in accordance with IFRS, as adopted by the European Union.
          Reconciliations required by IFRS 1
          As required by IFRS 1, this note describes the polices adopted in preparing the IFRS opening consolidated balance sheet at January 1, 2004, the main differences in relation to Italian GAAP used to prepare the consolidated financial statements until December 31, 2004, as well as the consequent reconciliations between the figures already published, prepared in accordance with Italian GAAP, and the corresponding figures remeasured in accordance with IFRS.
          The 2004 restated IFRS consolidated balance sheet and income statement have been prepared in accordance with IFRS 1 – First-time Adoption of IFRS. In particular, the IFRS applicable from January 1, 2005, as published as of December 31, 2004, have been adopted, including the following:
▪	IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. In particular, the Group adopted derecognition requirements retrospectively from the date on which financial assets and financial liabilities had been derecognized under Italian GAAP.

▪	IFRS 2 – Share-based Payment, which was published by the IASB on February 19, 2004 and adopted by the European Commission on February 7, 2005.
          First-time adoption of IFRS
          General principle
          The Group applied the accounting standards in force at December 31, 2004 retrospectively to all periods presented, and to the opening balance sheet, except for certain exemptions adopted by the Group in accordance with IFRS 1, as described in the following paragraph.
          The opening balance sheet at January 1, 2004 reflects the following differences as compared to the consolidated balance sheet prepared at December 31, 2003 in accordance with Italian GAAP:
▪	all assets and liabilities qualifying for recognition under IFRS, including assets and liabilities that were not recognized under Italian GAAP, have been recognized and measured in accordance with IFRS;

▪	all assets and liabilities recognized under Italian GAAP that do not qualify for recognition under IFRS have been eliminated;

▪	certain balance sheet items have been reclassified in accordance with IFRS; and

▪	the impact of these adjustments is recognised directly in opening equity at the date of transition to IFRS (January 1, 2004).

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Optional exemptions adopted by the Group
     Business combinations: The Group elected not to apply IFRS 3 — Business Combinations retrospectively to the business combinations that occurred before the date of transition to IFRS.
     Employee benefits: The Group elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004, even though it decided to use the corridor approach for later actuarial gains and losses.
     Cumulative translation differences: The cumulative translation differences arising from the consolidation of foreign operations have been set at nil as at January 1, 2004; gains or losses on subsequent disposal of any foreign operation shall only include accumulated translation differences after January 1, 2004.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Effects of transition to IFRS on the Consolidated Balance Sheet at January 1, 2004

	Italian
(in millions of euros)	GAAP	Reclassifications	Adjustments	IAS/IFRS
Intangible fixed assets	3,724		1,774	5,498	Intangible assets:
- Goodwill	2,402			2,402	- Goodwill
- Other intangible fixed assets	1,322		1,774	3,096	- Other intangible assets
Property, plant and equipment	9,675	(945)	817	9,547	Property, plant and equipment
- Property, plant and equipment	8,761	(31)
-Operating leases	914	(914)
		31		31	Investment property
Financial fixed assets	3,950	70	(121)	3,899	Investment and other financial assets
Financial receivables held as fixed assets	29	(29)
		914	(50)	864	Leased assets
Deferred tax assets	1,879		266	2,145	Deferred tax assets

Total Non-Current assets	19,257	41	2,686	21,984	Non-current assets

Net inventories	6,484		1,113	7,597	Inventories
Trade receivables	4,553	(682)	2,678	6,549	Trade receivables
		12,890	7,937	20,827	Receivables from financing activities
Other receivables	3,081	(148)	541	3,474	Other receivables
		407	10	417	Accrued income and prepaid expenses
				2,129	Current financial assets:
		32		32	- Current equity investments
		515	260	775	- Current securities
		430	892	1,322	- Other financial assets
Financial assets not held as fixed assets	120	(120)
Financial lease contracts receivable	1,797	(1,797)
Financial receivables	10,750	(10,750)
Securities	3,789	(3,789)
Cash	3,211	3,214	420	6,845	Cash and cash equivalents

Total Current assets	33,785	202	13,851	47,838	Current assets

Trade accruals and deferrals	407	(407)
Financial accruals and deferrals	386	(386)
			21	21	Assets held for sale

TOTAL ASSETS	53,835	(550)	16,558	69,843	TOTAL ASSETS

Stockholders’ equity	7,494		(934)	6,560	Stockholders’ equity
				7,455	Provisions
Reserves for employee severance indemnities	1,313	1,503	1,224	4,040	- Employee benefits
Reserves for risks and charges	5,168	(1,550)	(203)	3,415	- Other provisions
Deferred income tax reserves	211	(211)

Long-term financial payables	15,418	6,501	14,790	36,709	Debt
				10,581	- Asset-backed financing
				26,128	- Other debt

Total Non-current liabilities	22,110	6,243

		568	(223)	345	Other financial liabilities
Trade payables	12,588		(297)	12,291	Trade payables
Others payables	2,742		1,948	4,690	Other payables
Short-term financial payables	6,616	(6,616)

Total Current liabilities	21,946	(6,048)

		211	274	485	Deferred tax liabilities
Trade accruals and deferrals	1,329		(21)	1,308	Accrued expenses and deferred income

Financial accruals and deferrals	956	(956)
					Liabilities held for sale

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	53,835	(550)	16,558	69,843	TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
Effects of transition to IFRS on the Consolidated Balance Sheet at December 31, 2004

	Italian
(in millions of euros)	GAAP	Reclassifications	Adjustments	IAS/IFRS
Intangible fixed assets	3,322		2,256	5,578	Intangible assets:
- Goodwill	2,140		17	2,157	- Goodwill
- Other intangible fixed assets	1,182		2,239	3,421	- Other intangible assets
Property, plant and equipment	9,537	(874)	774	9,437	Property, plant and equipment
- Property, plant and equipment	8,709	(46)
-Operating leases	828	(828)
		46		46	Investment property
Financial fixed assets	3,779	86	160	4,025	Investment and other financial assets
Financial receivables held as fixed assets	19	(19)
		828	(88)	740	Leased assets
Deferred tax assets	2,161		241	2,402	Deferred tax assets

Total Non-current assets	18,818	67	3,343	22,228	Non-current assets

Net inventories	5,972		1,285	7,257	Inventories
Trade receivables	4,777	(755)	1,469	5,491	Trade receivables
		9,662	7,836	17,498	Receivables from financing activities
Other receivables	3,021	(508)	221	2,734	Other receivables
		398	(103)	295	Accrued income and prepaid expenses
				1,237	Current financial assets:
		33		33	- Current equity investments
		135	218	353	- Current securities
		599	252	851	- Other financial assets
Financial assets not held as fixed assets	117	(117)
Financial lease contracts receivable	1,727	(1,727)
Financial receivables	7,151	(7,151)
Securities	2,126	(2,126)
Cash	3,164	1,896	707	5,767	Cash and cash equivalents

Total Current assets	28,055	339	11,885	40,279	Current assets

Trade accruals and deferrals	398	(398)
Financial accruals and deferrals	327	(327)
			15	15	Assets held for sale

TOTAL ASSETS	47,598	(319)	15,243	62,522	TOTAL ASSETS

Stockholders’ equity	5,757		(829)	4,928	Stockholders’ equity
				7,290	Provisions
Reserves for employee severance indemnities	1,286	1,432	964	3,682	- Employee benefits
Reserves for risks and charges	5,185	(1,449)	(128)	3,608	- Other provisions
Deferred income tax reserves	197	(197)

Long-term financial payables	8,933	9,611	13,647	32,191	Debt
				10,174	- Asset-backed financing
				22,017	- Other debt

Total Non-current liabilities	15,601	9,397

		629	(426)	203	Other financial liabilities
Trade payables	11,955		(258)	11,697	Trade payables
Others payables	2,565		1,996	4,561	Other payables
Short-term financial payables	9,810	(9,810)

Total Current liabilities	24,330	(9,181)

		197	325	522	Deferred tax liabilities
Trade accruals and deferrals	1,178		(48)	1,130	Accrued expenses and deferred income

Financial accruals and deferrals	732	(732)
					Liabilities held for sale

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	47,598	(319)	15,243	62,522	TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Reconciliation of Stockholders’ Equity

(in millions of euros)		At January 1, 2004	At December 31, 2004
Stockholders’ Equity under Italian GAAP		7,494	5,757

Development costs	A	1,876	2,320
Employee benefits	B	(1,247)	(1,089)
Business combinations	C	—	40
Revenue recognition — sales with a buy-back commitment	D	(180)	(177)
Revenue recognition — other	E	(296)	(375)
Scope of consolidation	F	(371)	(390)
Property, plant and equipment	G	(164)	(150)
Write-off of deferred costs	H	(134)	(115)
Impairment of assets	I	(169)	(282)
Reserves for risks and charges	L	(195)	(256)
Recognition and measurement of derivatives	M	450	145
Treasury stock	N	(32)	(26)
Adjustments to the valuation of investments in associates	P	(152)	(134)
Sales of receivables	Q	(69)	(24)
Other adjustments		(243)	(232)
Accounting for deferred income taxes	R	(8)	(84)

Stockholders’ equity under IAS/IFRS		6,560	4,928

     Details of the effects of transition to IFRS on the Balance sheet
     The final section of this Note contains explanatory notes describing the main reconciling items between Italian GAAP and IFRS, which are cross referenced to the following detailed analysis by means of the letters associated with each line item.
     Goodwill
Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Business combinations — goodwill depreciation write down	C	—	159
Business combinations — restatement of CNH purchase accounting for deferred tax assets	C	—	(121)
Business combinations — reinstatement of MMSE goodwill	C	—	(21)

		—	17

     Other intangible assets
Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Development costs	A	2,090	2,499
Write-off of deferred costs	H	(288)	(218)
Impairment of assets	I	—	(10)
Recognition and measurement of derivatives — measurement of borrowings at amortised cost	M	(28)	(32)

		1,774	2,239

     Property, plant and equipment
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
to Leased assets — change in balance sheet format	(914)	(828)
to Investment property — change in balance sheet format	(31)	(46)

	(945)	(874)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Revenue recognition — sales with a buy-back commitment	D	1,001	1,106
Revenue recognition — other — real estate transactions	E	80	49
Scope of consolidation	F	93	90
Property, plant and equipment — elimination of revaluations	G	(242)	(236)
Property, plant and equipment — elimination of depreciation of land	G	85	89
Impairment of assets	I	(168)	(244)
Other adjustments		(32)	(80)

		817	774

     Investment property
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
from Property, plant and equipment — change in balance sheet format	31	46

	31	46

     Investment and other financial assets
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
from Financial assets not held as fixed assets — change in balance sheet format	56	58
from Treasury stock — change in balance sheet format	32	26
from Financial receivables held as fixed assets — change in balance sheet format	29	19
from Other provisions — investments provision — change in balance sheet format	(47)	(17)

	70	86

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Revenue recognition — other	E	292	342
Scope of consolidation	F	(327)	(180)
Recognition and measurement of derivatives — fair value measurement of investments and securities	M	55	160
Treasury stock	N	(32)	(26)
Adjustments to the valuation of investments in associates	P	(152)	(135)
Other adjustments		43	(1)

		(121)	160

     Leased assets
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
from Operating leases — change in balance sheet format	914	828

	914	828

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Revenue recognition — sales with a buy-back commitment for intra-group transactions	D	(41)	(83)
Other adjustments		(9)	(5)

		(50)	(88)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Inventories
Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Revenue recognition — sales with a buy-back commitment	D	608	695
Scope of consolidation	F	513	582
Recognition and measurement of derivatives	M	3	25
Other adjustments		(11)	(17)

		1,113	1,285

Trade receivables
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
Reclassifications to receivables for financing activities of dealer financing free period	(682)	(755)

	(682)	(755)

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Revenue recognition — sales with a buy-back commitment	D	38	95
Scope of consolidation — SCDR	F	(924)	(789)
Sales of receivables	Q	3,563	2,130
Other adjustments		1	33

		2,678	1,469

     Receivables from financing activities
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
from Financial receivables — change in balance sheet format	10,750	7,151
from Financial lease contract receivables — change in balance sheet format	1,797	1,727
from Financial deferred income — measurement at amortised cost	(331)	(198)
to Other financial assets — change in balance sheet format	(261)	(386)
from Securities — change in balance sheet format	105	105
from Other receivables — guarantee deposits arising from securitisations of dealer financing free period	148	508
Reclassifications from trade receivables of dealer financing free period	682	755

	12,890	9,662

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Revenue recognition — sales with a buy-back commitment	D	(194)	(244)
Revenue recognition — other	E	(100)	(106)
Scope of consolidation	F	2,140	1,111
Sales of receivables	Q	6,127	6,997
Other adjustments		(36)	78

		7,937	7,836

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Other receivables
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
to Receivables for financing activities — guarantee deposits on securitisations of dealer financing free period	(148)	(508)

	(148)	(508)

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Development costs	A	(208)	(183)
Revenue recognition — sales with a buy-back commitment	D	9	11
Revenue recognition — other real estate transactions	E	—	(110)
Scope of consolidation	F	213	168
Write-off of deferred costs	H	26	18
Sales of receivables	Q	501	475
Other adjustments		—	(158)

		541	221

     Accrued income and prepaid expenses
Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Employee benefits	B	2	(110)
Other adjustments		8	7

		10	(103)

     Current securities
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
from Securities — change in balance sheet format	3,789	2,126
to Cash and cash equivalents for liquid funds and highly liquid debt securities	(3,214)	(1,896)
to Receivables for financing activities — change in balance sheet format	(105)	(105)
from Financial accrued income — change in balance sheet format	45	10

	515	135

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Scope of consolidation — B.U.C.	F	231	210
Other adjustments		29	8

		260	218

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Other financial assets
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
from Receivables from financing activities — change in balance sheet format — derivatives	261	386
from Financial accrued income — change in balance sheet format	201	224
from Financial deferred income	(32)	(11)

	430	599

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Scope of consolidation	F	15	25
Recognition and measurement of derivatives	M	864	232
Other adjustments		13	(5)

		892	252

     Cash and cash equivalents
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
from Marketable securities for liquid funds and highly liquid debt securities	3,214	1,896

	3,214	1,896

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Scope of consolidation	F	30	135
Sales of receivables — securitizations’ vehicles liquidity	Q	390	572

		420	707

     Financial accrued income and prepaid expenses
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
to Debt — change in balance sheet format	(85)	(52)
to Marketable securities — change in balance sheet format	(45)	(10)
to Other financial liabilities — change in balance sheet format	(55)	(41)
to Other financial assets — change in balance sheet format	(201)	(224)

	(386)	(327)

     Assets held for sale
Adjustments

(in millions of euros)	At January 1, 2004	At December 31, 2004
Assets held for sale reclassification	17	12
Other adjustments	4	3

	21	15

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Employees benefits
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
from Reserve for employee pensions and similar obligations — change in balance sheet format	1,503	1,432

	1,503	1,432

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Employee benefits	B	1,224	964

		1,224	964

     Other provisions
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
to Employees benefits — change in balance sheet format	(1,503)	(1,432)
to Investments and other financial assets, investments provision — change in balance sheet format	(47)	(17)

	(1,550)	(1,449)

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Revenue recognition — sales with a buy-back commitment	D	(283)	(279)
Reserves for risks and charges — vehicle sales incentives	L	260	273
Reserves for risks and charges — other	L	(65)	(20)
Sales of receivables	Q	(51)	(60)
Other adjustments		(64)	(42)

		(203)	(128)

     Debt
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
from Financial accrued expenses — change in balance sheet format	123	93
from Financial prepaid expenses — change in balance sheet format	(85)	(52)
to Other financial liabilities — change in balance sheet format	(153)	(240)
from Short term financial payables — change in balance sheet format	6,616	9,810

	6,501	9,611

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Revenue recognition — other	E	673	697
Scope of consolidation	F	2,583	2,078
Recognition and measurement of derivatives	M	813	470
Sales of receivables	Q	10,581	10,174
Other adjustments		140	228

		14,790	13,647

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Other financial liabilities
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
from Debt — change in balance sheet format — derivatives	153	240
from Financial accrued expenses — change in balance sheet format	470	430
from Financial prepaid expenses — change in balance sheet format	(55)	(41)

	568	629

Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Recognition and measurement of derivatives	M	(257)	(217)
Other adjustments		34	(209)

		(223)	(426)

     Trade payables
Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Scope of consolidation	F	(284)	(168)
Other adjustments		(13)	(90)

		(297)	(258)

     Other payables
Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Revenue recognition — sales with a buy-back commitment	D	1,851	2,031
Scope of consolidation	F	42	47
Other adjustments		55	(82)

		1,948	1,996

     Accrued expenses and deferred income
Adjustments

(in millions of euros)		At January 1, 2004	At December 31, 2004
Write-off of deferred costs	H	(35)	(44)
Other adjustments		14	(4)

		(21)	(48)

     Financial accrued expenses and deferred income
Reclassifications

(in millions of euros)	At January 1, 2004	At December 31, 2004
to Receivables from financing activities — measurement at amortised cost	(331)	(198)
to Other financial assets — change in balance sheet format — derivatives	(32)	(11)
to Other financial liabilities — change in balance sheet format — derivatives	(470)	(430)
to Debt — change in balance sheet format	(123)	(93)

	(956)	(732)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Effects of transition to IFRS on the Income statement for the year ended December 31, 2004

(in millions of euros)	Italian GAAP	Reclassifications	Adjustments	IAS/IFRS
Net revenues	46,703	—	(1,066)	45,637	Net revenues
Cost of sales	39,623	675	(1,177)	39,121	Cost of sales
Gross operating result	7,080	—
Overhead	4,629	51	21	4,701	Selling, general and administrative costs
Research and development	1,810	1	(461)	1,350	Research and development costs
Other operating income (expenses)	(619)	346	(142)	(415)	Other income (expenses)

Operating result	22	(381)	409	50	Trading Profit

		154	(4)	150	Gains (losses) on the disposal of investments
		496	46	542	Restructuring costs
		(243)		(243)	Other unusual income (expenses)

		(966)	359	(585)	Operating result

		(641)	(538)	(1,179)	Financial income (expenses)
Result of Investments	8	—	127	135	Result from investments
Non-operating income (expenses)	(863)	863
EBIT	(833)	—
Financial income (expenses)	(744)	744
Income (loss) before taxes	(1,577)	—	(52)	(1,629)	Result before taxes
Income taxes	(29)		(21)	(50)	Income taxes

Net result of normal operations	(1,548)	—	(31)	(1,579)	Results from continuing operations

Result from discontinued operations	—	—	—	—	Result from discontinued operations

Net result before minority interest	(1,548)	—	(31)	(1,579)	Net result before minority interest

     Reconciliation of the Net result

(in millions of euros)		2004
Net result before minority interest under Italian GAAP		(1,548)

Development costs	A	436
Employee benefits	B	94
Business combinations	C	53
Revenue recognition — sales with a buy-back commitment	D	1
Revenue recognition — other	E	(20)
Scope of consolidation	F	3
Property, plant and equipment	G	14
Write-off of deferred costs	H	19
Impairment of assets	I	(114)
Reserves for risks and charges	L	(67)
Recognition and measurement of derivatives	M	(454)
Treasury stock	N	—
Adjustments to the valuation of investments in associates	P	(15)
Sales of receivables	Q	(4)
Other adjustments		2
Accounting for deferred income taxes	R	21

Net result before minority interest under IAS/IFRS		(1,579)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Details of the effects of transition to IFRS on the Income statement
     The final section of this Note contains explanatory notes describing the main reconciling items between Italian GAAP and IFRS, which are cross referenced to the following detailed analysis by means of the letters associated with each line item.
     Net revenues
Adjustments

(in millions of euros)		2004
Revenue recognition — sales with a buy-back commitment	D	(1,103)
Scope of consolidation	F	16
Reserve for risks and charges — vehicle sales incentives	L	(10)
Sales of receivables	Q	187
Other adjustments		(156)

		(1,066)

     Cost of sales
Reclassifications

(in millions of euros)	2004
from Financial income (expenses) for rental companies included in Financial Services	36
from Selling, general and administrative costs — change in income statement format	48
from Other income (expenses) — change in income statement format	524
to Financial income (expenses) for interest costs on defined benefit plans	(127)
from Financial income (expenses) interest compensation to financial services on dealer free period	194

675

Adjustments

(in millions of euros)		2004
Revenue recognition — sales with a buy-back commitment	D	(1,090)
Employee benefits	B	(37)
Impairment of assets	I	(35)
Other Adjustments		(15)

		(1,177)

     Selling, general and administrative costs
Reclassifications

(in millions of euros)	2004
from Cost of sales — change in income statement format	(48)
from Other income (expenses) — change in income statement format	99

51

     Research and development costs
Adjustments

(in millions of euros)		2004
Development costs	A	(461)

		(461)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Other income (expenses)
Reclassifications

(in millions of euros)	2004
to Cost of sales — change in income statement format	524
to Selling, general and administrative costs — change in income statement format	99
to Research and development costs — change in income statement format	1
to Restructuring costs — change in income statement format	508
from Non-operating income (expenses) — change in income statement format	(1,017)
to Other unusual income (expenses) — change in income statement format	231

346

Adjustments

(in millions of euros)		2004
Business combinations — goodwill depreciation write down	C	174
Business combinations — purchase accounting CNH	C	(121)
Employee benefits	B	72
Impairment of assets	I	(148)
Scope of consolidation	F	(114)
Other adjustments		(5)

		(142)

     Gains (losses) on the disposal of investments
     Reclassifications

(in millions of euros)	2004
from Non-operating income (expenses) — change in income statement format	154

154

     Restructuring costs
Reclassifications

(in millions of euros)	2004
from Other income (expenses) — change in income statement format	508
to Other unusual income (expenses) — change in income statement format	(12)

496

Adjustments

(in millions of euros)		2004
Reserves for risks and charges — restructuring	L	46

		46

     Other unusual income (expenses)
Reclassifications

(in millions of euros)	2004
from Non-operating income (expenses) — change in income statement format	(231)
from Restructuring costs — change in income statement format	(12)

(243)

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Financial income (expenses)
Reclassifications

(in millions of euros)	2004
to Cost of sales for renting companies included in Financial Services	36
from Cost of sales for interest costs on defined benefit plans	(127)
to Cost of sales — interest compensation to financial services on dealer free period	194
from Financial income (expenses) — change in income statement format	(744)

(641)

Adjustments

(in millions of euros)		2004
Recognition and measurement of derivatives — Equity swap	M	(445)
Other adjustments		(93)

		(538)

     Result from investments
Adjustments

(in millions of euros)		2004
Adjustments on the valuation of investments in associates	P	87
Other adjustments		40

		127

     Description of main differences between Italian GAAP and IFRS
     The following paragraphs provide a description of the main differences between Italian GAAP and IFRS that have had effects on Fiat’s consolidated balance sheet and income statement. Amounts are shown pre-tax and the related tax effects are separately summarized in the item R. Accounting for deferred income taxes.
     A. Development costs
     Under Italian GAAP applied research and development costs may alternatively be capitalized or charged to operations when incurred. Fiat Group has mainly expensed R&D costs when incurred. IAS 38 – Intangible Assets requires that research costs be expensed, whereas development costs that meet the criteria for capitalization must be capitalized and then amortized from the start of production over the economic life of the related products.
     Under IFRS, the Group has capitalized development costs in the Fiat Auto, Ferrari-Maserati, Agricultural and Construction Equipment, Commercial Vehicle and Components Sectors, using the retrospective approach in compliance with IFRS 1.
     The positive impact of 1,876 million euros on the opening IFRS stockholders’ equity at January 1, 2004, corresponds to the cumulative amount of qualifying development expenditures incurred in prior years by the Group, net of accumulated amortization. Consistently, intangible assets show an increase of 2,090 million euros and of 2,499 million euros at January 1, 2004 and at December 31, 2004, respectively.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     The 2004 net result was positively impacted by 436 million euros in the year, reflecting the combined effect of the capitalization of development costs incurred in the period that had been expensed under Italian GAAP, and the amortization of the amount that had been capitalized in the opening IFRS balance sheet at January 1, 2004. This positive impact has been accounted for in Research and development costs.
     In accordance with IAS 36 – Impairment of Assets, development costs capitalized as intangible assets shall be tested for impairment and an impairment loss shall be recognized if the recoverable amount of an asset is less than its carrying amount, as further described in the paragraph I. Impairment of assets.
     B. Employee benefits
     The Group sponsors funded and unfunded defined benefit pension plans, as well as other long term benefits to employees.
     Under Italian GAAP, these benefits, with the exception of the Reserve for Employee Severance Indemnities (“TFR”) that is accounted for in compliance with a specific Italian law, are mainly recorded in accordance with IAS 19 – Employee Benefits, applying the corridor approach, which consists of amortizing over the remaining service lives of active employees only the portion of net cumulative actuarial gains and losses that exceeds the greater of 10% of either the defined benefit obligation or the fair value of the plan assets, while the portion included in the 10% remains unrecognized.
     With the adoption of IFRS, TFR is considered a defined benefit obligation to be accounted for in accordance with IAS 19 and consequently has been recalculated applying the Projected Unit Credit Method.
     Furthermore, as mentioned in the paragraph “Optional exemptions”, the Group elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004, with a negative impact on opening stockholders’ equity at that date of 1,247 million euros.
     Consequently pension and other post-employment benefit costs recorded in the 2004 IFRS income statement do not include any amortization of unrecognized actuarial gains and losses deferred in previous years in the IFRS financial statements under the corridor approach, and recognised in the 2004 income statement under Italian GAAP, resulting in a benefit of 94 million euros.
     The Group has elected to use the corridor approach for actuarial gains and losses arising after January 1, 2004.
     Furthermore, the Group elected to state the expense related to the reversal of discounting on defined benefit plans without plan assets separately as Financial expenses, with a corresponding increase in Financial expenses of 127 million euros in 2004.
     C. Business combinations
     As mentioned above, the Group elected not to apply IFRS 3 — Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.
     As prescribed in IFRS 3, starting from January 1, 2004, the IFRS income statement no longer includes goodwill amortization charges, resulting in a positive impact on Other operating income and expense of 162 million euros in 2004.
     D. Revenue recognition — sales with a buy-back commitment
     Under Italian GAAP, the Group recognised revenues from sales of products at the time title passed to the customer, which was generally at the time of shipment. For contracts for vehicle sales with a buy-back commitment at a specified price, a specific reserve for future risks and charges was set aside based on the difference between the guaranteed residual value and the estimated realizable value of vehicles, taking into account the probability that such option would be exercised. This reserve was set up at the time of the initial sale and adjusted periodically over the period of the contract. The costs of refurbishing the vehicles, to be

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
incurred when the buy-back option is exercised, were reasonably estimated and accrued at the time of the initial sale.
     Under IAS 18 – Revenue, new vehicle sales with a buy-back commitment do not meet criteria for revenue recognition, because the significant risks and rewards of ownership of the goods are not necessarily transferred to the buyer. Consequently, this kind of contract is treated in a manner similar to an operating lease transaction. More specifically, vehicles sold with a buy-back commitment are accounted for as Inventory if they regard the Fiat Auto business (agreements with normally a short-term buy-back commitment) and as Property, plant and equipment if they regard the Commercial Vehicles business (agreements with normally a long-term buy-back commitment). The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period, is depreciated on a straight-line basis over the duration of the contract. The initial sale price received is accounted for as a liability. The difference between the initial sale price and the buy-back price is recognised as rental revenue on a straight-line basis over the duration of the contract.
     Opening IFRS stockholders’ equity at January 1, 2004 includes a negative impact of 180 million euros mainly representing the portion of the margin accounted for under Italian GAAP on vehicles sold with a buy-back commitment prior to January 1, 2004, that will be recognised under IFRS over the remaining buy-back period, net of the effects due to the adjustments to the provisions for vehicle sales with a buy-back commitment recognised under Italian GAAP.
     This accounting treatment results in increases in the tangible assets reported in the balance sheet (1,001 million euros at January 1, 2004 and 1,106 million euros at December 31, 2004), in inventory (608 million euros at January 1, 2004 and 695 million euros at December 31, 2004), in advances from customers (equal to the operating lease rentals prepaid at the date of initial sale and recognised in the item Other payables), as well as in Trade payables, for the amount of the buy-back price, payable to the customer when the vehicle is bought back. In the income statement, a significant impact is generated on revenues (reduced by 1,103 million euros in 2004) and on cost of sales (reduced by 1,090 million euros in 2004), while no significant impact is generated on the net operating result; furthermore, the amount of these impacts in future years will depend on the changes in the volume and characteristics of these contracts year-over-year. Notwithstanding this, these changes are not expected to have a particularly significant impact on Group reported earnings in the coming years.
     E. Revenue recognition – Other
     Under Italian GAAP the recognition of disposals is based primarily on legal and contractual form (transfer of legal title).
     Under IFRS, when risks and rewards are not substantially transferred to the buyer and the seller maintains a continuous involvement in the operations or assets being sold, the transaction is not recognized as a sale.
     Consequently, certain disposal transactions, such as the disposal of the 14% interest in Italenergia Bis and certain minor real estate transactions, have been reversed retrospectively: the related asset has been recognised in the IFRS balance sheet, the initial gain recorded under Italian GAAP has been reversed and the cash received at the moment of the sale has been accounted for as a financial liability.
     In particular, in 2001 the Group acquired a 38.6% shareholding in Italenergia S.p.A., now Italenergia Bis S.p.A. (“Italenergia”), a company formed between Fiat, Electricité de France (“EDF”) and certain financial investors for the purpose of acquiring control of the Montedison - Edison (“Edison”) group through tender offers. Italenergia assumed effective control of Edison at the end of the third quarter of that year and consolidated Edison from October 1, 2001. In 2002 the shareholders of Italenergia entered into agreements which resulted, among other things, in the transfer of a 14% interest in Italenergia from Fiat to other shareholders (with a put option that would require Fiat to repurchase the shares transferred in certain

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
circumstances) and the assignment to Fiat of a put option to sell its shares in Italenergia to EDF in 2005, based on market values at that date, but subject to a contractually agreed minimum price in excess of book value.
     Under Italian GAAP, Fiat accounted for its investments in Italenergia under the equity method, based on a 38.6% shareholding through September 30, 2002 and a 24.6% shareholding from October 1, 2002; in addition it recorded a gain of 189 million euros before taxes on the sale of its 14% interest in the investee to other shareholders effective September 30, 2002.
     Under IFRS, the transfer of the 14% interest in Italenergia to the other shareholders was not considered to meet the requirements for revenue recognition set out in IAS 18, mainly due to the existence of the put options granted to the transferees and de facto constraints on the transferees’ ability to pledge or exchange the transferred assets in the period from the sale through 2005. Accordingly, the gain recorded in 2002 for the sale was reversed, and the results of applying the equity method of accounting to the investment in Italenergia was recomputed to reflect a 38.6% interest in the net results and stockholders’ equity of the investee, as adjusted for the differences between Italian GAAP and IFRS applicable to Italenergia.
     This adjustment decreased the stockholders’ equity at January 1, 2004 and at December 31, 2004 by an amount of 153 million euros and 237 million euros, respectively. Furthermore this adjustment increased the investment for an amount of 291 million euros at January 1, 2004 and of 341 million euros at December 31, 2004 and financial debt for amounts of 572 million euros at January 1, 2004 and of 593 million euros at December 31, 2004, as a consequence of the non-recognition of the transfer of the 14% interest in Italenergia.
     F. Scope of consolidation
     Under Italian GAAP, the subsidiary B.U.C. – Banca Unione di Credito, as required by law, was excluded from the scope of consolidation as it had dissimilar activities, and was accounted for using the equity method.
     IFRS does not permit this kind of exclusion: consequently, B.U.C. is included in the IFRS scope of consolidation.
     Furthermore, under Italian GAAP investments that are not controlled on a legal basis or a de facto basis determined considering voting rights were excluded from the scope of consolidation.
     Under IFRS, in accordance with SIC 12 – Consolidation – Special Purpose Entities, a Special Purpose Entity (“SPE”) shall be consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity.
     This standard has been applied to all receivables securitization transactions entered into by the Group (see the paragraph Q. Sales of receivables below), to a real estate securitization transaction entered into in 1998 and to the sale of the Fiat Auto Spare Parts business to “Società di Commercialization e Distribuzione Ricambi S.p.A.” (“SCDR”) in 2001.
     In particular, in 1998 the Group entered in a real estate securitization and, under Italian GAAP, the related revenue was recognised at the date of the legal transfer of the assets involved. In the IFRS balance sheet at January 1, 2004, these assets have been written back at their historical cost, net of revaluations accounted before the sale, if any. Cash received at the time of the transaction has been accounted for in financial debt for an amount of 188 million euros at January 1, 2004.
     The IFRS stockholders’ equity at January 1, 2004 was negatively impacted for 105 million euros by the cumulative effect of the reversal of the capital gain on the initial disposal and of the revaluation previously recognised under Italian GAAP, net of the related effect of asset depreciation, as well as the recognition of financial charges on related debt, net of the reversal of rental fees paid, if any. The impact on the 2004 net result is not material.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     Furthermore, in 2001 the Group participated with a specialist logistics operator and other financial investors in the formation of “Società di Commercialization e Distribuzione Ricambi S.p.A.” (“SCDR”), a company whose principal activity is the purchase of spare parts from Fiat Auto for resale to end customers. At that date Fiat Auto and its subsidiaries sold their spare parts inventory to SCDR recording a gain of 300 million euros. The Group’s investment in SCDR represents 19% of SCDR’s stock capital and was accounted for under the equity method for Italian GAAP.
     Under IFRS, SCDR qualifies as a Special Purpose Entity (SPE) as defined by SIC 12 due to the continuing involvement of Fiat Auto in SCDR operations. Consequently, SCDR has been consolidated on a line by line basis in the IFRS consolidated financial statements, with a consequent increase in financial debt of 237 million euros and of 471 million euros at January 1, 2004 and at December 31, 2004, respectively. Opening stockholders’ equity at January 1, 2004 was reduced by 266 million euros by the amount corresponding to the unrealized intercompany profit in inventory held by SCDR on that date; this amount did not change significantly at the end of 2004.
     G. Property, plant and equipment
     Under Italian GAAP and IFRS, assets included in Property, Plant and Equipment were generally recorded at cost, corresponding to the purchase price plus the direct attributable cost of bringing the assets to their working condition.
     Under Italian GAAP, Fiat revalued certain Property, Plant and Equipment to amounts in excess of historical cost, as permitted or required by specific laws of the countries in which the assets were located. These revaluations were credited to stockholders’ equity and the revalued assets were depreciated over their remaining useful lives.
     Furthermore, under Italian GAAP, the land directly related to buildings included in Property, Plant and Equipment was depreciated together with the related building depreciation.
     The revaluations and land depreciation are not permitted under IFRS. Therefore IFRS stockholders’ equity at January 1, 2004 reflects a negative impact of 164 million euros, related to the effect of the elimination of the asset revaluation recognised in the balance sheet, partially offset by the reversal of the land depreciation charged to prior period income statements.
     In the 2004 IFRS income statement, the above-mentioned adjustments had a positive impact of 14 million euros in 2004 due to the reversal of the depreciation of revalued assets, net of adjustments on gains and losses, if any, on disposal of the related assets, and to the reversal of land depreciation.
     H. Write-off of deferred costs
     Under Italian GAAP, the Group deferred and amortized certain costs (mainly start-up and related charges). IFRS require these to be expensed when incurred.
     In addition, costs incurred in connection with share capital increases, which are also deferred and amortized under Italian GAAP, are deducted directly from the proceeds of the increase and debited to stockholders’ equity under IFRS.
     I. Impairment of assets
     Under Italian GAAP, the Group tested its intangible assets with indefinite useful lives (mainly goodwill) for impairment annually by comparing their carrying amount with their recoverable amount in terms of the value in use of the asset itself (or group of assets). In determining the value in use the Group estimated the future cash inflows and outflows of the asset (or group of assets) to be derived from the continuing use of

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
the asset and from its ultimate disposal, and discounted those future cash flows. If the recoverable amount was lower than the carrying value, an impairment loss was recognized for the difference.
     With reference to tangible fixed assets, under Italian GAAP the Group accounted for specific write-offs when the asset was no longer to be used. Furthermore, in the presence of impairment indicators, the Group tested tangible fixed assets for impairment using the undiscounted cash flow method in determining the recoverable amount of homogeneous group of assets. If the recoverable amount thus determined was lower than the carrying value, an impairment loss was recognised for the difference.
     Under IFRS, intangible assets with indefinite useful lives are tested for impairment annually by a methodology substantially similar to the one required by Italian GAAP. Furthermore, development costs, capitalized under IFRS and expensed under Italian GAAP, are attributed to the related cash generating unit and tested for impairment together with the related tangible assets, applying the discounted cash flow method in determining their recoverable amount.
     Consequently, the reconciliation between Italian GAAP and IFRS reflects adjustments due to both impairment losses on development costs previously capitalized for IFRS purposes, and the effect of discounting on the determination of the recoverable amount of tangible fixed assets.
     L. Reserves for risks and charges
     Differences between Italian GAAP and IFRS refer mainly to the following items:
▪	Restructuring reserve: the Group provided restructuring reserves based upon management’s best estimate of the costs to be incurred in connection with each of its restructuring programs at the time such programs were formally decided. Under IFRS the requirements to recognise a constructive obligation in the financial statements are more restrictive, and some restructuring reserves recorded under Italian GAAP have been eliminated.

▪	Reserve for vehicle sales incentives: under Italian GAAP Fiat Auto accounted for certain incentives at the time at which a legal obligation to pay the incentives arose, which may have been in periods subsequent to that in which the initial sale to the dealer network was made. Under IAS 37 companies are required to make provision not only for legal, but also for constructive, obligations based on an established pattern of past practice. In the context of the IFRS restatement exercise, Fiat has reviewed its practice in the area of vehicle sales incentives and has determined that for certain forms of incentives a constructive obligation exists which should be provided under IFRS at the date of sale.
     M. Recognition and measurement of derivatives
     Beginning in 2001 the Fiat Group adopted – to the extent that it is consistent and not in contrast with general principles set forth in the Italian law governing financial statements – IAS 39 Financial Instruments: Recognition and Measurement. In particular, taking into account the restrictions under Italian law, the Group maintained that IAS 39 was applicable only in part and only in reference to the designation of derivative financial instruments as “hedging” or “non-hedging instruments” and with respect to the symmetrical accounting of the result of the valuation of the hedging instruments and the result attributable to the hedged items (“hedge accounting”). The transactions which, according to the Group’s policy for risk management, were able to meet the conditions stated by the accounting principle for hedge accounting treatment, were designated as hedging transactions; the others, although set up for the purpose of managing risk exposure (inasmuch as the Group’s policy does not permit speculative transactions), were designated as “trading”.
     The main differences between Italian GAAP and IFRS may be summarized as follows:

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
▪	Instruments designated as “hedging instruments” — under Italian GAAP, the instrument was valued symmetrically with the underlying hedged item. Therefore, where the hedged item was not been adjusted to fair value in the financial statements, the hedging instrument was also not adjusted. Similarly, where the hedged item had not yet been recorded in the financial statements (hedging of future flows), the valuation of the hedging instrument at fair value was deferred.

Under IFRS:
–	In the case of a fair value hedge, the gains or losses from remeasuring the hedging instrument at fair value shall be recognised in the income statement and the gains or losses on the hedged item attributable to the hedge risk shall adjust the carrying amount of the hedged item and be recognised in the income statement. Consequently, no impact arises on net income (except for the ineffective portion of the hedge, if any) and on net equity, while adjustments impact the carrying values of hedging instruments and hedged items.

–	In the case of a cash flow hedge (hedging of future flows), the portion of gains or losses on the hedging instrument that is determined to be an effective hedge shall be recognised directly in equity through the statement of changes in equity; the ineffective portion of the gains or losses shall be recognised in the income statement. Consequently, with reference to the effective portion, only a difference in net equity arises between Italian GAAP and IFRS.
▪	Instruments designated as “non-hedging instruments”(except for foreign currency derivative instruments) — under Italian GAAP, these instruments were valued at market value and the differential, if negative, compared to the contractual value, was recorded in the income statement, in accordance with the concept of prudence. Under IAS 39 also the positive differential should also be recorded. With reference to foreign currency derivative instruments, instead, the accounting treatment adopted under Italian GAAP was in compliance with IAS 39.
     In this context, as mentioned in the consolidated financial statements as of December 31, 2003, Fiat was party to a Total Return Equity Swap contract on General Motors shares, in order to hedge the risk implicit in the Exchangeable Bond on General Motors shares. Although this equity swap was entered into for hedging purposes it does not qualify for hedge accounting and accordingly it was defined as a non-hedging instrument. Consequently, the positive fair value of the instrument as of December 31, 2003, amounting to 450 million euros, had not been recorded under Italian GAAP. During 2004 Fiat terminated the contract, realizing a gain of 300 million euros.
     In the IFRS restatement, the above mentioned positive fair value at December 31, 2003 has been recognized in opening equity, while, following the unwinding of the swap, a negative adjustment of the same amount has been recorded in the 2004 income statement.
     N. Treasury stock
     In accordance with Italian GAAP, the Group accounted for treasury stock as an asset and recorded related valuation adjustments and gains or losses on disposal in the Income statement.
     Under IFRS, treasury stock is deducted from stockholders’ equity and all movements in treasury stock are recognised in stockholders’ equity rather than in the income statement.
     O. Stock options
     Under Italian GAAP, with reference to share-based payment transactions, no obligations or compensation expenses were recognised.
     In accordance with IFRS 2 – Share-based Payment, the full amount fair value of stock options on the date of grant must be expensed. Changes in fair value after the grant date have no impact on the initial

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
measurement. The compensation expense corresponding to the option’s fair value is recognised in payroll costs on a straight-line basis over the period from the grant date to the vesting date, with the offsetting credit recognised directly in equity.
     The Group applied the transitional provision provided by IFRS 2 and therefore applied this standard to all stock options granted after November 7, 2002 and not yet vested at the effective date of IFRS 2 (January 1 , 2005). No compensation expense is required to be recognised for stock options granted prior to November 7, 2002, in accordance with transitional provision of IFRS 2.
     P. Adjustments to the valuation of investments in associates
     These items represent the effect of the IFRS adjustments on the Group portion of the net equity of associates accounted for using the equity method.
     Q. Sales of receivables
     The Fiat Group sells a significant part of its finance, trade and tax receivables through either securitization programs or factoring transactions.
     A securitization transaction entails the sale without recourse of a portfolio of receivables to a securitization vehicle (special purpose entity). This special purpose entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for.
     Factoring transactions may be with or without recourse on the seller; certain factoring agreements without recourse include deferred purchase price clauses (i.e. the payment of a minority portion of the purchase price is conditional upon the full collection of the receivables), require a first loss guarantee of the seller up to a limited amount or imply a continuing significant exposure to the receivables cash flow.
     Under Italian GAAP, all receivables sold through either securitization or factoring transactions (both with and without recourse) had been derecognized. Furthermore, with specific reference to the securitization of retail loans and leases originated by the financial services companies, the net present value of the interest flow implicit in the installments, net of related costs, had been recognised in the income statement.
     Under IFRS:
▪	As mentioned above, SIC 12 – Consolidation — Special Purpose Entities states that an SPE shall be consolidated when the substance of the relationship between the entity and the SPE indicates that the SPE is controlled by that entity, therefore all securitisation transactions have been reversed.

▪	IAS 39 allows for the derecognition of a financial asset when, and only when, the risks and rewards of the ownership of the assets are substantially transferred: consequently, all portfolios sold with recourse, and the majority of those sold without recourse, have been reinstated in the IFRS balance sheet.
     The impact of such adjustments on stockholders’ equity and on net income is not material. In particular, it refers mainly to the reversal of the gains arising from the related securitization transactions on the retail portfolio of receivables of financial service companies, realized under Italian GAAP and not yet realized under IFRS.

THE FIAT GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
at December 31, 2005 and 2004
     With regards to financial structure, the reinstatement in the balance sheet of the receivables and payables involved in these sales transactions causes a significant increase in trade and financial receivables and in financial debt balances, and a worsening in net debt. In particular, in consequence of these reinstatements, trade receivables increase by 3,563 million euros and 2,134, euros at January 1, 2004 and at December 31, 2004, respectively; at the same dates, financial receivables increase by 6,127 million euros and 6,997 euros, and financial debt increased by 10,581 million euros and 10,174 million euros, respectively.
     R. Accounting for deferred income taxes
     This item includes the combined effect of the net deferred tax effects, after allowance, on the above mentioned IFRS adjustments, as well as other minor differences between Italian GAAP and IFRS on the recognition of tax assets and liabilities.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT S.p.A.
(Registrant)

/s/ ALESSANDRO BALDI
Name:	Alessandro Baldi
Title:	Group Controller

/s/ MAURIZIO FRANCESCATTI
Name:	Maurizio Francescatti
Title:	Group Treasurer

Date: June 30, 2006