Form 20-F
period 2006-12-31
FIAT S P A
filed 2007-06-29
CIK 842317

As filed with the Securities and Exchange Commission on June 29, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2006
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
Via Nizza 250, Turin, Italy
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary American Depositary Shares	New York Stock Exchange
Ordinary shares with a par value of €5 each*	New York Stock Exchange
Preference American Depositary Shares	New York Stock Exchange
Preference shares with a par value of €5 each*	New York Stock Exchange
Savings American Depositary Shares	New York Stock Exchange
Savings shares with a par value of €5 each*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,088,472,858 ordinary shares, 103,292,310
preference shares and 79,912,800 savings shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑     No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes ☐      No ☑
     Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those sections.
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

TABLE OF CONTENTS, continued

TABLE OF CONTENTS, continued

TABLE OF CONTENTS, continued

ACCOUNTING PRINCIPLES AND REPORTING CURRENCY
     We publish our Consolidated Financial Statements in euro (“€”), the official common currency of certain Member States of the European Union (the “EU”), including Italy. In this annual report, references to “dollars,” “US$” or “$” are to United States dollars. Amounts stated in dollars, unless otherwise indicated, have been translated from euro at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from euro at the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 29, 2006 (the last business day of 2006) of $1.3197 per €1.00. Such rate may differ from the actual rates we used in preparing our Consolidated Financial Statements included in Item 18 and dollar amounts used in this annual report may differ from the actual dollar amounts that were translated into euro in the preparation of our financial statements. For information regarding recent rates of exchange between euro and dollars, see Item 3. “Key Information—Selected Financial Data—Exchange Rates.”
     The Consolidated Financial Statements in this annual report are based on financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the EU. At December 31, 2006, those Standards differed from those issued by the IASB (hereinafter also referred to collectively as “IFRS”) for IFRS 8 — Operating segments, IFRIC Interpretation 11 — IFRS2 — Group and Treasury shares transactions and IFRIC Interpretation 12 — Service Concession Arrangements, which at that date were not yet endorsed by the European Union. At December 31, 2006, the Group had not yet adopted those Standards and Interpretation; therefore no differences arise between International Financial Reporting Standards, as adopted by the European Union, and those issued by the IASB. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee, formerly the Standing Interpretations Committee.
     The adopted principles are described in the “Notes to the consolidated financial statements” included in Item 18. These principles differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). See Note 42 to the Consolidated Financial Statements included in Item 18 for a discussion of the differences between IFRS and US GAAP.
     The Fiat Group adopted IFRS on January 1, 2005 on the coming into effect of EU Regulation No. 1606 of July 19, 2002. In this context, the accounting policies applied in these financial statements are consistent with those adopted in preparing the IFRS opening consolidated balance sheet at January 1, 2004, as well as the consolidated financial statements at December 31, 2004, as restated in accordance with IFRS and presented in Note 39 to the Consolidated Financial Statements that are included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, to which reference should be made. Reconciliations between profit or loss and equity under previous GAAP (i.e., the requirements of Italian Legislative Decree No. 127 of April 9, 1991, as interpreted and supplemented by the Italian accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragioneri, and, to the extent such requirements or principles are silent on particular issues and not at variance, by those standards laid down by the IASB; such requirements, as so interpreted and supplemented, “Italian GAAP”) to profit or loss and equity under IFRS for the periods shown as comparatives, as required by IFRS 1 – First-time Adoption of IFRS, together with related explanatory notes, are included in such Note 39 to the Consolidated Financial Statements that are included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
     Certain of the financial measures we use to evaluate our financial and operating performance are considered to be non-GAAP measures, including our “net debt”, as well as measures calculated on a “comparable consolidation” basis or “excluding the translation impact of changes in foreign currency exchange rates.” Where we discuss these measures, we also discuss the most directly comparable IFRS financial measures with equal prominence and present a reconciliation of the relevant non-GAAP measure to the most directly comparable IFRS financial measure. See Item 5. “Operating and Financial Review and Prospects” for additional information on these measures and the required reconciliation of each of them to the most comparable IFRS measure.

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

MARKET AND OTHER DATA
     The market share, ranking and other data discussed below were derived from or based upon a variety of official, non-official and internal sources believed to be reliable, including the following agencies in the indicated countries: Italy— Ministero dei Trasporti; Brazil—Associaçao Nacional dos Fabricantes de Veiculos Automotores; France—Chambre Syndicale; Germany—Kraftfahrzeug Bundesamt; Spain—Direccion General de Trafico; the United Kingdom—Society of Motor Manufacturers and Traders. Market share, ranking and other data contained in this annual report may also be based on our good faith belief, our own knowledge and experience and such other sources as may be available. Our internal company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same result. Market share data may change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey of market shares or size. In addition, consumption patterns and consumer preferences are subject to change. The market share data presented in this annual report represents the best estimates available from the sources indicated as of the date hereof, but as a result of the factors set forth above, you should be aware that market share, ranking and other similar data, and estimates and beliefs based on that data, may not be reliable.
     In addition, please note that we calculate our market share for automobiles and commercial vehicles as being equal to the percentage of the total number of vehicles registered in the relevant market during the relevant period that is attributable to our vehicles. Our automobile unit sales represent sales of vehicles to our distribution network, importers and other large direct customers in a given market during the relevant period, including vehicles sold under buy-back commitments. Therefore, unit sales in a given market during any period do not necessarily correspond to the number of our vehicles registered in that market during the same period.
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
     Throughout this report, unless otherwise specified, market share and vehicle registration data for 2006 represent the best estimates available from the sources indicated as of the date hereof. In certain cases, market share and vehicle registration data for 2005 and 2004 have been revised from that presented in our Annual Report on Form 20-F for the year ended December 31, 2005 to reflect changes in such sources appearing after the date thereof.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
The Fiat Group
     We are one of the largest industrial groups in Italy. We also have extensive operations in the rest of Europe, the US and in other parts of the world.
     We are engaged principally in the manufacture and sale of automobiles, agricultural and construction equipment, trucks and commercial vehicles. We also manufacture other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, we are involved in certain other sectors, including services, almost all of which are supplied to other Group companies, and publishing and communications. A detailed description of our business can be found in Item 4. “Information on the Company.”
     Our significant subsidiaries as of December 31, 2006 were:
•	Fiat Group Automobiles S.p.A. (formerly, Fiat Auto S.p.A.), a wholly owned Italian corporation. On February 1, 2007, Fiat Auto S.p.A. (“Fiat Auto”) changed its name to “Fiat Group Automobiles S.p.A.” We use the term “Fiat Group Automobiles” to mean both Fiat Auto and its successor, Fiat Group Automobiles S.p.A. For a detailed description of this reorganization, see Item 4. “Information on the Company—Recent Developments”;

•	Maserati S.p.A. (“Maserati”), a wholly owned Italian corporation which produces luxury cars;

•	Ferrari S.p.A. (“Ferrari”), an Italian corporation which produces luxury sports cars, of which we own 85% of the voting shares;

•	CNH, a Dutch corporation that is the lead company of our agricultural and construction equipment sector, of which we hold approximately 90% of the voting shares, following the conversion in March 2006 of 8,000,000 Series A Preferred Shares into CNH common shares;

•	Iveco S.p.A. (“Iveco”), a wholly owned Italian corporation that is the lead company of our trucks and commercial vehicles sector;

•	Fiat Powertrain Technologies S.p.A. (“Fiat Powertrain Technologies” or “FPT”), a wholly owned Italian corporation, established in the first half of 2005, which carries out our powertrain operations;

•	Magneti Marelli Holding S.p.A. (“Magneti Marelli”), a wholly owned Italian corporation that is the lead company of our automotive components sector;

•	Teksid S.p.A. (“Teksid”), an Italian corporation that is the lead company of our metallurgical products sector, of which we hold 84.8% of the voting shares;

•	Comau S.p.A. (“Comau”), a wholly owned Italian corporation that is the lead company of our production systems sector;

•	Itedi-Italiana Edizioni S.p.A. (“Itedi”), a wholly owned Italian corporation that is the lead company of our publishing and communications sector, and

•	Business Solutions S.p.A. (“Business Solutions”), a wholly owned Italian corporation that is the lead company of our services sector. As of January 1, 2007, Business Solutions’ operations were transferred to Fiat Services S.p.A. (“Fiat Services”), a company that will provide services to the Fiat Group (starting as of January 1, 2007, the results of Fiat Services will be included among “other companies” and the Business Solutions sector will therefore cease to be separately reported).
     On January 1, 2005, we aggregated our activities into five business areas for certain external communication purposes: Automobiles (including the sectors led by Fiat Group Automobiles, FPT, Maserati and Ferrari); Agricultural and Construction Equipment (the CNH sector); Trucks and Commercial Vehicles (the Iveco sector); Components and Production Systems (which includes the sectors led by Magneti Marelli, Teksid and Comau); and Other Businesses (the sectors led by Business Solutions (until January 1, 2007) and Itedi, as well as the results of our “other companies” including certain holdings companies).
     Starting January 1, 2006, the FPT sector is no longer included in the Automobiles business area, since it no longer comprises only the passenger vehicles engine and transmissions activities, but also the industrial powertrain business that was part of the Iveco sector until December 31, 2005. The Iveco sector, as a result, no longer includes this business. In accordance with IAS 14 - Segment Reporting, figures for 2005 and 2004 included in this annual report have consequently been reclassified by assigning results of the former Iveco powertrain business from Iveco to FPT. Accordingly the FPT sector is aggregated in the Components and Production Systems business area and, therefore the Automobiles business area comprises Fiat Group Automobiles (the Fiat, Alfa Romeo, Lancia and Fiat Professional (formerly, Fiat Light Commercial Vehicles) brands), Maserati and Ferrari. The 2005 and 2004 figures relating to these business areas have been consequently reclassified. The FPT sector also includes the operations of Centro Ricerche Fiat (the Fiat Research Center, “CRF”) relating to the powertrain business.
Selected Financial Data
     The following selected consolidated financial data at December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been derived from the audited Consolidated Financial Statements included in Item 18. This data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and are qualified in their entirety by reference to the audited Consolidated Financial Statements and the Notes thereto included in Item 18.
     The Consolidated Financial Statements and the Notes thereto included in Item 18 have been prepared in accordance with the requirements of IFRS. IFRS differ in certain respects from US GAAP. For an explanation and quantification of such differences, see Note 42 to the Consolidated Financial Statements included in Item 18. In the tables below, we also present selected statements of operation and balance sheet data calculated in accordance with US GAAP for each of the years in the period 2002-2006, as explained in more detail in the US GAAP reconciliation footnote to our consolidated financial statements for the relevant years included in our prior annual reports on Form 20-F.
     The following selected consolidated financial data also reflect certain changes in our structure during the years presented. See “Significant accounting policies and Scope of consolidation” in the Notes to the Consolidated Financial Statements included in Item 18. In particular, these data reflect the following principal transactions that resulted in changes in the scope of consolidation:
•	In October 2006, Fiat Group Automobiles and Crédit Agricole entered into an agreement for the formation of a 50/50 joint venture, Fiat Group Automobiles Financial Services (“FAFS”), which now carries out the sector’s main financing activities in Europe (primarily retail auto financing, but also dealer financing and long-term car rental and fleet management). In December 2006, in order to fulfill its contractual obligations under the agreement with Crédit Agricole, Fiat Group Automobiles exercised a pre-existing call option on the 51% interest in Fidis Retail Italia it did not own. Fidis Retail Italia, which was controlled by Synesis Finanziaria and therefore not consolidated by the Group, had been established in 2003 as part of the reorganization of the Group’s European retail financing activities. Immediately upon the exercise of the call option in December 2006, a number of events occurred essentially simultaneously: Fidis Retail Italia changed its corporate name to FAFS; the sector transferred to FAFS its European dealer financing and rental subsidiaries (whose operations were significantly smaller than those of Fidis Retail Italia); and Fiat Group Automobiles sold a 50% controlling interest in FAFS to Sofinco, the wholly owned consumer credit subsidiary of Crédit Agricole. At no time did the Group exercise sole control over FAFS, and FAFS is not consolidated by the Group, but rather accounted for under the equity method, in accordance with IFRS. In connection with this series of transactions, FAFS repaid approximately €3,000 million in intercompany debt owed to the Group by the financing subsidiaries that were transferred to it.

•	On September 29, 2006, we exercised our call option to purchase additional shares representing 28.6% of Ferrari’s voting share capital for a purchase price of €893 million, thus bringing our interest in Ferrari to 85.0% of its voting share capital. For further information, see “Scope of consolidation” and Note 25 to the Consolidated Financial Statements included in Item 18.

•	On August 31, 2006, Fiat sold its interest in Banca Unione di Credito (“B.U.C.”) to BSI (a company of the Assicurazioni Generali Group).

•	On August 30, 2006, Teksid sold 100% of its interest in the French cast iron company Société Bretonne de Fonderie et Mecanique (“SBFM”) to a group of Italian private investors.

•	In March 2006, we converted 8,000,000 CNH Series A Preferred Shares into CNH ordinary shares, thereby increasing our interest to approximately 90% of the voting shares.

•	In the first quarter of 2006, upon receiving the approval of the Italian Antitrust Authority, the sale of our subsidiary Atlanet S.p.A. to the British Telecom group was completed, with the only exception of the businesses in Poland and Brazil, which were transferred to the purchaser in the second half of 2006.

•	At the end of 2005, the Fiat Group acquired Enel’s stake in Leasys S.p.A. (“Leasys”), which rents and manages corporate car fleets, thereby obtaining 100% ownership of that which was formerly a joint venture. For additional details, see Item 4. “Information on the Company—Sectors—Fiat Group Automobiles.”

•	On June 1, 2005, Iveco sold to Barclays Mercantile Business Finance Ltd a 51% stake in Iveco Finance Holdings Limited, a company comprising certain financial services companies of Iveco operating in France, Germany, Italy, Switzerland and the United Kingdom. As of that date, Iveco Finance Holdings Limited was no longer consolidated on a line-by-line basis, but rather accounted for using the equity method. For additional details, see Item 4. “Information on the Company—Sectors—Trucks and Commercial Vehicles.”

•	As of May 2005, the operations that had previously been transferred to the Fiat-GM Powertrain joint venture were consolidated in FPT. Upon termination of the 2000 master agreement that had governed our former industrial alliance (the “Master Agreement”) with General Motors Corp. (“GM”), Fiat re-acquired the full control of all such operations with the sole exception of those in Poland (which continue to be jointly managed by both parties).

•	In the first quarter of 2005, we sold 65% of our stake in the temporary employment agency WorkNet to Generale Industrielle. For additional details, see Item 4. “Information on the Company—Sectors—Services.”

•	In the first quarter of 2005, Magneti Marelli increased its equity investment in the Turkish automotive component manufacturer Mako Elektrik Sanayi Ve Ticaret A.S. (“Mako”) to 95%, thus acquiring control from the Turkish group Koç. As a result, the company, previously accounted for using the equity method, is now consolidated on a line-by-line basis. For additional details, see Item 4. “Information on the Company—Sectors—Components.”

•	In September 2004, Magneti Marelli sold its Midas automotive repair and maintenance service business (“Midas”) in Europe and Latin America to the Norauto Group.

•	As a result of our gradual acquisition of control of Magneti Marelli Sistemi Elettronici S.p.A. (“Electronic Systems”) culminating in our acquisition of full ownership, we have been consolidating Electronic Systems on a line-by-line basis since the beginning of 2004.

•	We deconsolidated Fiat Engineering, S.p.A. (“Fiat Engineering”), as a result of its sale in February 2004 to Maire Investimenti S.p.A. (now Maire Engineering S.p.A.), a privately held Italian company.

     Statement of Operations Data

	Year ended December 31,
	2006	2006	2005	2004
	(in millions
	of dollars
	except per		(in millions of euros
	share data)		except per share data)
Amount in conformity with IFRS
Net revenues	68,403	51,832	46,544	45,637
Trading profit	2,575	1,951	1,000	50
Gains (losses) on the disposal of investments	801	607	905	150
Restructuring costs	594	450	502	542
Other unusual income (expenses)	(62)	(47)	812	(243)

Operating result	2,720	2,061	2,215	(585)
Financial income (expenses)	(760)	(576)	(843)	(1,179)
Unusual financial income (1)	—	—	858	—
Result from investments	206	156	34	135
- Net result of investees accounted for using the equity method	165	125	115	153
- Other income and expenses from investments	41	31	(81)	(18)
Result before taxes	2,166	1,641	2,264	(1,629)
Income taxes	647	490	844	(50)
Result from continuing operations	1,519	1,151	1,420	(1,579)
Result from discontinued operations	—	—	—	—

Net result for the year	1,519	1,151	1,420	(1,579)

Attributable to:
Equity holders of the parent	1,406	1,065	1,331	(1,634)
Minority interests	113	86	89	55

Basic earnings per ordinary and preference share (2) (3)	1.041	0.789	1.250	(1.699)
Basic earnings per savings share (2) (3)	2.064	1.564	1.250	(1.699)
Diluted earnings per ordinary and preference share (2) (3)	1.040	0.788	1.250	(1.699)
Diluted earnings per savings share (2) (3)	2.063	1.563	1.250	(1.699)

(1)	The “unusual financial income” recorded in 2005 represents the excess of the aggregate subscription price paid by the lending banks for the Fiat shares received upon conversion of our €3 billion mandatory convertible facility at maturity in September 2005 and the aggregate stock market value of those shares on the subscription date of approximately €2,141 million. We had no unusual financial income in 2006 or 2004. For additional information see Item 5. “Operating and Financial Review and Prospects.”

(2)	For additional information on the calculation of basic and diluted earnings per share, see Note 12 to the Consolidated Financial Statements included in Item 18.

(3)	In accordance with IAS 33, the dilutive effects of the mandatory convertible facility have not been included in the determination of earnings per share for 2004, as there was a net loss for the period.

	Year ended December 31,
	2006	2006	2005	2004	2003	2002
	(in millions of
	dollars except
	per share		(in millions of euros except per share data)
	data)		(shares outstanding in thousands)
Amounts in accordance with US GAAP :
Net revenues (*)	67,344	51,030	45,638	44,800	44,994	48,688
Operating result (*)	1,795	1,360	1,587	(1,085)	(2,399)	(3,374)
Net income (loss)	719	545	125	(2,100)	(2,934)	(3,906)

Net income (loss) from continuing operations before accounting changes	590	447	136	(2,100)	(3,542)	(3,286)
Income (loss) per ordinary and preference share and ordinary and preference ADR (basic and diluted)	0.50	0.38	0.12	(2.15)	(3.89)	(6.65)

Income (loss) per savings share and savings ADR (basic and diluted)	1.52	1.15	0.12	(2.15)	(3.89)	(6.65)

Income (loss) from continuing operations per ordinary and preference share and ordinary and preference ADR (basic and diluted)	0.41	0.31	0.13	(2.15)	(4.70)	(5.59)
Income (loss) from continuing operations per savings share and savings ADR (basic and diluted)	1.42	1.08	0.13	(2.15)	(4.70)	(5.59)

(*)	2003 and 2002 figures unaudited.
Balance Sheet Data

	At December 31,
	2006	2006	2005	2004
	(in millions of
	dollars except	(in millions of euros except per share data)
	per share data)	(shares issued in thousands)
Amounts in conformity with IFRS:
Total assets	76,942	58,303	62,454	62,522

Total stockholders’ equity	13,244	10,036	9,413	4,928

Capital stock	8,416	6,377	6,377	4,918
Dividends declared per share			—
Ordinary	0.2045	0.155	—	—
Preference	0.4091	0.310	—	—
Savings (1)	1.2273	0.930	—	—
Shares issued (par value of €5 per share)			—	—
Ordinary		1,092,246	1,092,246	800,418
Preference		103,292	103,292	103,292
Savings		79,913	79,913	79,913

(1)	Includes the dividend of €0.31 relating to fiscal year 2006, and two dividends of €0.31 each, relating to fiscal year 2005 and 2004, respectively, which had not previously been declared or paid.

	At December 31,
	2006	2006	2005	2004		2003		2002
	(in
	millions
	of
	dollars)	(in millions of euros)
Amounts in accordance with US GAAP :
Total Assets	73,796	55,919	56,611	57,299 (*	)	65,956 (*	)	99,972 (*	)
Stockholders’ equity.	8,715	6,604	6,714	2,718		4,935		6,066

(*)	Unaudited
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
     The following table sets forth the Noon Buying Rate for euro expressed in dollars per euro rounded to the nearest one-hundredth of a US cent for the periods indicated.

	At Period
	End	Average(1)	High	Low
Year:
2002	1.0485	0.9495
2003	1.2597	1.1411
2004	1.3538	1.2478
2005	1.1842	1.2400
2006	1.3197	1.3205

Month
December 2006			1.3327	1.3073
January 2007			1.3286	1.2904
February 2007			1.3246	1.2933
March 2007			1.3374	1.3094
April 2007			1.3660	1.3363
May 2007			1.3616	1.3419

(1)	Average of the Noon Buying Rate for euro for the last business day of each month in the period.
     The Noon Buying Rate for euro on June 25, 2007, was $1.3450= €1.0000 or $1.00 = €0.7435.

Risk Factors
Our businesses are affected by cyclical economic conditions and we recorded significant losses from 2002 through 2004
     Our businesses depend upon general activity levels in key industries, which historically have been highly cyclical. In particular, both general demand for automobiles and our market shares have been volatile in recent periods. From 2002 to 2004, our operating performance was negatively affected by a persistently unfavorable business environment in the automotive market and the poor performance of Fiat Group Automobiles, with the Group recording net losses under Italian GAAP of €1,586 million, €1,900 million and €3,948 million in 2004, 2003 and 2002, respectively. Our net loss in 2004, as recalculated in accordance with IFRS, was €1,634 million. Any event adversely affecting activity in the automotive industry, such as an economic downturn in a key market, an increase in energy prices, fluctuations in the prices of other commodities or raw materials, adverse shifts in sector-specific factors such as weather, interest rates, government policies (including environmental regulation), infrastructure spending or major epidemics (such as avian flu) could have a material adverse effect on our business prospects, results of operations and financial condition.
We operate in highly competitive industries
     Almost 95% of our net revenues in 2006 were generated in the highly competitive worldwide automotive industry, which includes automobiles, commercial vehicles, agricultural and construction equipment and automotive-related products. We face strong competition in Europe and Latin America from other international automobile and commercial vehicle manufacturers, and in Europe, North America and Latin America from global, regional and local agricultural and construction equipment manufacturers and suppliers of automotive-related products. We compete in these markets in terms of product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. We also face strong competition in our other businesses.
     Competition, particularly with regard to price, has increased in several of our operating sectors in recent years, with a negative impact on sales and margins in these sectors. In addition, overall manufacturing capacity in the global automotive industry exceeds current demand. This overcapacity, combined with already intense competition in the automotive industry and persistent weakness in the global economy, may intensify pricing pressures. Our ability to maintain or improve the quality of our products, increase market share and improve profitability in the face of strong competitive pricing pressures will be fundamental to our future success. Any failure to meet these competitive challenges successfully could have a material adverse effect on the Group’s business prospects, results of operations and financial condition.
Our future performance depends on our ability to innovate and on market acceptance of new or existing products
     Our ability to improve our position within our product and market segments through research to improve current products and development of innovative new products and services will have a significant impact on our future performance. Failure to develop and offer products that compare favorably to those of our competitors, particularly in more profitable segments, in terms of price, quality, styling, reliability, safety, functionality or otherwise, may result in lower market share, lower sales volumes and margins, and may have a material adverse effect on our business prospects, results of operations and financial condition.

Downgrades of our credit ratings would raise our cost of capital and could limit our access to financing and negatively affect our business
     We are currently rated below investment grade by Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Service, a division of the McGraw Hill Companies, Inc. (“Standard & Poor’s”) with a rating of “Ba2” with a positive outlook and “BB+” with a positive outlook, respectively, and investment grade by Fitch Ratings Ltd., with a rating of “BBB-”with a stable outlook. Our ability to access capital markets, and the cost of borrowing in those markets, is highly dependent on our credit ratings. The rating agencies may review their ratings for possible downgrades, and any new downgrades would increase our cost of capital, potentially limit our access to sources of financing and could have a material adverse effect on our business prospects, results of operations and financial condition, especially those of our agricultural and construction equipment lease and sales financing businesses, which are typically financed with a high proportion of debt. Moreover, the management and development of the core automotive and automotive-related businesses in which we operate may require large capital investments. Consequently, we may find it necessary to secure additional financing or to refinance our outstanding debt. We cannot give any assurances as to whether we will be able to secure such funds or refinance existing indebtedness, or whether any additional measures may be required to raise funds, nor whether we will be able to effect any or all of any such transactions at all, or on favorable terms.
We may not achieve the expected benefits of mergers, acquisitions, joint ventures or other similar corporate transactions
     We have engaged in the past and may engage in the future in significant corporate transactions such as mergers, acquisitions, joint ventures and restructurings, the success of which is difficult to predict. We have also sold a number of businesses and equity investments as part of the refocusing of our operations on our core automotive businesses. There can be no assurance that we will be able to enter into such transactions without encountering administrative, technical, political, financial or other difficulties. There can also be no assurance that we will be able to carry out any such transactions in accordance with our current plans or in the future, or that we will succeed in realising any potential synergies, cost savings or other expected benefits. Any such failure could have a material adverse effect on our business prospects, results of operations and financial condition.
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
•	exposure to local economic and political conditions;

•	export and import restrictions;

•	multiple tax regimes, including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments subsidiaries;

•	foreign investment restrictions or requirements, foreign exchange controls and restrictions on repatriation of funds; and

•	local content laws and other regulatory requirements.

     The degree of risk and the potential magnitude of effects of unfavorable developments in any one of these areas vary from country to country, and, depending on the circumstances, could have a material adverse effect on our business prospects, results of operations and financial condition.
Developments in emerging market countries may adversely affect our business
     We operate in a number of emerging-market countries, both directly, in markets such as Brazil and Argentina, and through joint ventures or other cooperation agreements, including in Turkey, India, China and Russia. Economic and political developments in emerging-market countries, including economic crises and political instability, have had, and may in the future have, a material adverse effect on our business prospects, results of operations and financial condition.
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
     In addition, government initiatives that affect consumer demand for our products, such as changes in tax policy or the grant or repeal of subsidies to provide incentives for the purchase of vehicles, can substantially influence the timing and level of our revenues. Such government actions are unpredictable and beyond our control, and any adverse changes in government policy could have a material adverse effect on our business prospects, results of operations and financial condition.
Labor matters could impair our flexibility to reposition our businesses
     Most of our employees worldwide are represented by labor unions. In Europe, our employees are protected by various laws giving them, through local and central works councils, rights of consultation with respect to specific matters regarding their employers’ businesses and operations, including the downsizing or closure of facilities and employment terminations. These laws and the collective bargaining agreements to which we are subject could impair our flexibility in implementing measures to reorganise and restructure our businesses. In the past, union dissatisfaction with our restructuring initiatives has resulted in labor unrest, including occasional wildcat and other strikes of varying severity and duration. Any future work stoppages or labor unrest, whether involving our own employees or those of other companies on which we depend for goods and services, could have a material adverse effect on our business prospects, results of operations and financial condition.
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

     We seek to manage these risks through the use of financial hedging instruments. However, despite these hedging transactions, exchange rate or interest rate fluctuations could have a material adverse effect on our business prospects, results of operations and financial condition.
Our success is largely dependant on the ability of our management team to operate and manage effectively
     Our success depends in large part on the ability of our executive officers and other members of senior management to operate and manage effectively, both independently and as a group. The loss of the services of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract and retain new qualified personnel could have a material adverse effect upon our business prospects, results of operations and financial condition.

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
     We are engaged principally in the manufacture and sale of automobiles, agricultural and construction equipment, trucks and commercial vehicles. We also manufacture other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, we are involved in certain other sectors, including publishing and communications.
Strategies and Programs
     We are focused on automotive operations, conducted through our three main industrial businesses: Automobiles, Agricultural and Construction Equipment, and Trucks and Commercial Vehicles. We are also active in the manufacturing of related components, including powertrain operations, and provide financial services to support the sale of our products. Our adoption of industrial and organizational initiatives has enabled us to return to profitability and generate positive cash flow, thus gradually reducing our indebtedness.
     Our main strategic objectives include:
•	Building on our global presence and expertise in our core sectors through product innovation and continued efficiency improvements;

•	Developing a global network of alliances to enlarge our base of synergies and to expand our international reach, while strengthening our positions in our core markets;

•	Developing and integrating our significant innovation capabilities and expertise;

•	Developing and expanding our financial services activities; and

•	Reinforcing our capital structure and maintaining a healthy liquidity position.
     The major ongoing initiatives we are implementing in light of these objectives are:
Building on Our Global Presence and Expertise in Our Core Businesses
•	Fiat Group Automobiles. We aim to capitalize on initiatives already implemented – which enabled Fiat Group Automobiles to report its first positive full-year results since 2000, with a trading profit of €291 million in 2006 compared to a trading loss of €281 million in 2005 – and develop new projects to continue regaining and improving the profitability of the Fiat Group Automobiles sector and increasing its market share. Central to this strategy are the consolidation of our recently enhanced brand image through new product launches and a clear positioning for our brands and products. Our product pipeline for the 2007–2010 period includes more than 40 new models and restylings, including models in market segments where Fiat Group Automobiles did not previously participate. Other important initiatives being implemented include revitalizing Fiat Group Automobiles’ distribution network by rationalizing the number of dealers, closing existing gaps in geographic coverage, enhancing corporate identity and improving the profitability of our dealerships. We expect that a strengthened distribution network will improve the image of our brands and greatly facilitate the introduction of new models.

•	Agricultural and Construction Equipment (CNH). In the fourth quarter of 2005, we reorganized our CNH operations into four distinct global brand structures, each with fully independent profit and loss accountability – Case IH and New Holland for agricultural equipment, and Case and New Holland Construction for construction equipment. This reorganization was intended to invigorate the CNH brands and satisfy more effectively the differentiated needs of their respective customers. CNH has significantly renewed its product range in an effort to regain its historical position in global markets and has restructured its manufacturing facilities to achieve greater flexibility and cost efficiencies. CNH’s strategy is also focused on strengthening customer and dealer support, targetting ongoing product improvements in terms of quality and reliability at “best-in-class” levels, reducing the amount of capital employed in its business, and continuing to develop its financial services business by expanding its product and market offerings.

•	Trucks and Commercial Vehicles. Iveco already enjoys leading market positions in the Italian truck market and in the European light and medium commercial vehicle segments, and is currently focusing on improving its product range, with the recently launched New Daily light commercial range and the Stralis heavy truck family, as well as with the early introduction of engines complying with Euro 4 and Euro 5 emission limits. Building on these strengths, Iveco aims to grow revenues and improve its profitability, mainly by improving manufacturing efficiency, in order to offset the rise in labor, energy and other utility costs. Iveco intends to reinforce its presence in global markets, increase its market share in the heavy vehicle segment, improve the pricing and the perceived quality of its products (including through increased fuel efficiency), and enhance its distribution network. Other areas of strategic importance for Iveco include expanding its aftermarket services and developing its financial services activities.
Developing a Global Network of Alliances
Since July 2004, we have dissolved our alliance with General Motors, which we no longer considered strategic, and have signed more than a dozen non-exclusive co-operation/alliance agreements with motor vehicle manufacturers and financial services companies. We believe this strategy reinforces our flexibility and provides us with the opportunity to choose the best partner for each project. We intend to continue to pursue similar opportunities for cooperation.

•	Fiat Group Automobiles: the rationale behind our strategy of alliances for this sector is to strengthen our position in existing market segments and enter new market segments or technologies, capitalize on our internal know-how, access geographical markets where we have a limited presence or face significant barriers to entry while sharing investment risks and achieving further economies of scale to strengthen our competitiveness. In 2006, this sector focused on reinforcing its presence in two high-growth markets, Russia and India, by entering into commercial and industrial agreements with Severstal Auto and Tata Motors Ltd. (“Tata Motors”), respectively. Additional recent initiatives have included our agreements with PSA Peugeot Citröen and Tata Motors to build gearboxes and pick-up vehicles, respectively, at our plant in Córdoba, Argentina. We consider the pursuit of strategic, targeted industrial alliances with other automobile manufacturers to be a fundamental goal for this sector.

•	CNH: the rationale behind CNH’s strategy of alliances with respect to the agricultural equipment line is to broaden geographical coverage and strengthen dealer networks worldwide (including in India, China, Africa, the Middle East, Russia and other Central and Eastern Asian countries) with a focus on customer service and retail financing; to expand its product offering in Africa and East Asia by leveraging our production in India and China; and to develop new products meeting the requirements of local markets, including through global sourcing initiatives to procure components for local production as well as for export. With respect to the construction equipment line, the rationale behind our strategy of alliances is to expand our product offering and distribution network in China; strengthen our presence in the tractor-loader-backhoe market in India; and expand and strengthen our distribution network in Russia, Africa, the Middle East and Central Asia.

•	Iveco: our strategy of alliances for this sector is focused on transforming Iveco into a global player in the commercial vehicle business. In 2006, this sector significantly accelerated its growth strategy in China by forming two joint ventures in the field of heavy commercial vehicles (with SAIC Motor Corporation Ltd (“SAIC”) and with the Chongqing Heavy Vehicle Group) and one in the field of light and medium commercial vehicles (with the Nanjing Motor Company).

•	Components:
-	FPT: our alliances in this sector are aimed at supporting the international expansion of Fiat Group Automobiles, Iveco and CNH. In furtherance of this strategy, three agreements were signed in 2006: with SAIC with respect to medium and heavy diesel engines in China, with Severstal Auto for the assembly of Fiat diesel engines in Russia, and with Tata Motors for the manufacturing of engines and transmissions in India.

-	Magneti Marelli: our alliances in this sector are aimed at increasing its competitiveness by lowering manufacturing and purchasing costs; also through partnerships with key local players, notably in the emerging markets.
Developing and Integrating Our Significant Innovation Capabilities and Expertise
•	In March 2005, we created FPT as a new sector to consolidate our various powertrain operations and maximize potential synergies at Group level. FPT is responsible for managing our innovation capabilities and expertise with respect to engines and transmissions, coordinating management of the resources, employees and operations of our automobile powertrain activities, the powertrain activities of Iveco, and the powertrain research activities of CRF and Elasis (Fiat’s advanced research center). We expect that our advanced engine technologies will allow us to strengthen our market position, product portfolio and brands. We also expect that the technological excellence of FPT will enable us to benefit from engine sales and/or the licensing of our technology to third parties. We expect FPT to make a positive contribution to the Group and to become a leading player in the engine and transmission industry.

•	In our ongoing effort to achieve efficiencies and cost reductions, we have been centralizing certain business functions. We intend to achieve additional cost savings through improved procurement of direct materials (including by standardizing components and leveraging on opportunity to source components from countries offering the best combination of price, quality and technology), architecture convergence, increasing manufacturing capacity and utilization of our workforce, while focusing on improved quality. Our main initiatives intended to achieve these goals include the following:
-	Purchasing: we are focusing on establishing purchasing synergies at Group level, increasing and accelerating development of procurement in best-cost countries, strengthening strategic partnerships with suppliers through long-term contracts, and focusing on designing products with lower anticipated manufacturing costs by pooling together the knowledge of our engineers and our external suppliers.

-	World-class manufacturing: we have adopted the so-called “world-class manufacturing” model, which is aimed at maximizing labor efficiency, improving quality control, achieving manufacturing technical efficiencies and minimizing inventory.
Developing and Expanding Our Financial Services Activities
Key initiatives include the following.
•	We are implementing the following actions to reduce our cost of capital through joint ventures with selected financial partners.
-	The joint venture established with Crédit Agricole S.A. in the field of automobile financing. The joint venture company, FAFS, handles the Fiat Group Automobiles sector’s main financing activities in Europe (retail auto financing, dealership and floorplan financing, and long-term car rental and fleet management).

-	The sale to Barclays of 51% of Iveco’s subsidiary, Iveco Finance Holdings Ltd., with Iveco retaining a 49% stake in that company. The joint venture provides commercial vehicle financing and leasing products to Iveco’s customers and dealers in France, Germany, Italy, Switzerland and the United Kingdom.
•	CNH Capital America LLC, a CNH finance company, provides financing in support of the sector’s sales, including wholesale, retail and fleet financing.

•	Additional financial services projects under consideration include the establishment of a financial services company in China and Argentina to support the Fiat Group Automobiles, CNH and Iveco sectors, and one in each of Turkey and Russia to support our Fiat Group Automobiles sector.
Reinforcing Our Capital Structure
     We also continue to pursue and execute a wide range of financing and refinancing transactions in the international banking and financial markets, with the aim of maintaining both a healthy liquidity level for the Group and the financial flexibility required to implement our industrial strategy.
Operating and Financial Results for 2006
     Our net revenues totaled €51,832 million in 2006, which represents an increase of 11.4% over 2005. The increase in revenue was largely attributable to Fiat Group Automobiles and Iveco, whose revenues rose 21.3% and 7.7%, respectively. CNH reported a 3.1% increase in revenues. Revenues rose by 15.3% at the Components and Production Systems business area as a whole, reflecting higher revenues at FPT (primarily attributable to the inclusion in 2006 of a full year of results from the Passenger and Commercial Vehicles product line acquired from GM in May 2005) and Magneti Marelli, partially offset by a decline at Comau and Teskid.
     We posted a trading profit of €1,951 million (3.8% of revenues) in 2006, nearly doubling the €1,000 million recorded in 2005 (2.1% of revenues). Significant improvements were achieved in the Automobiles business area, particularly at Fiat Group Automobiles, which reported a full year trading profit of €291 million, against a trading loss of €281 million in 2005, and by Iveco, whose trading profit rose 64.5% from €332 million in 2005 to €546 million in 2006. CNH posted a 5.6% increase in trading profit, from €698 million in 2005 to €737 million in 2006. The Components and Production Systems business area reported a 2.8% decline in trading profit (€348 million in 2006 versus €358 million in 2005) reflecting a sharp drop at Comau that was only partly offset by improvements at Magneti Marelli, FPT and Teksid.
     In 2006, we recorded operating income of €2,061 million, as compared to operating income of €2,215 million in 2005. The €154 million, or 6.9%, decrease reflected primarily a sharp change in other unusual income (expenses) (which decreased from income of €812 million in 2005 to expenses of €47 million in 2006), as well as lower net gains on the disposal of investments (which decreased by €298 million), which were offset in part by a €951 million improvement in trading profit and by a reduction of €52 million in our restructuring costs.

[1]	“Net revenues” are revenues net of discount and similar concessions.

     Income before taxes was €1,641 million in 2006, compared to €2,264 million in 2005, reflecting a €154 million decrease in operating income and a €858 decrease in unusual financial income, which were offset in part by a €267 decrease in financial expenses and a €122 million increase in investment income.
     In 2006, we recorded net income of €1,151 million, compared to net income of €1,420 million in 2005 and to a net loss of €1,579 million in 2004.
     Research and development expenses2 were equal to €1,598 million in 2006, compared to €1,558 million in 2005. Investments in tangible and intangible assets (net of vehicles sold under buy-back commitments) increased by 24.1%, totaling €3,789 million in 2006, compared to €3,052 million in 2005, including investments in long-term leasing services. See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Seasonality
     We operate in a number of different business sectors, each of which, particularly the agricultural and construction equipment sector, is subject to certain seasonal fluctuations. However, management believes that, as a whole, seasonal fluctuations are not material to us or the results of our operations.
Recent Developments
     The significant transactions we undertook in the first half of 2007 included the following:
     From Fiat Auto to Fiat Group Automobiles
     On February 1, 2007, Fiat Auto S.p.A. changed its name to “Fiat Group Automobiles S.p.A.”
     Industrial Alliances
•	On February 14, 2007, Fiat and Tata Motors signed an agreement pursuant to which Tata Motors has granted Fiat a license to build a pick-up vehicle which will bear the Fiat nameplate at Fiat Group Automobiles’ plant in Córdoba, Argentina. We currently expect that the first vehicles will roll off the Córdoba assembly lines in 2008. Annual production is forecasted to approximate 20,000 units. With the production of the pick-up model, the Fiat complex in Córdoba will again be utilizing all of its manufacturing units, a process that had started with the manufacture of Fiat engines and gearboxes and the recent agreement to produce gearboxes for PSA Peugeot Citröen. The pick-up, based on the new generation Tata pick-up truck, will be sold in South and Central America and in selected European markets through Fiat Group Automobiles’ distribution and importer network. We expect this to permit the Fiat brand to aggressively enter the medium pick-up sector, thanks to Tata Motors’ specific know-how.

•	On February 14, 2007, Iveco and Tata Motors announced the signing of a Memorandum of Understanding (“MoU”) for purposes of determining the feasibility of cooperation across markets, in the area of commercial vehicles. The MoU encompasses a number of potential

[2]	Includes capitalized development costs and costs charged directly to operations for the fiscal year.

developments in engineering, manufacturing, and the sourcing and distribution of products, aggregates and components. Iveco and Tata Motors will set up a joint steering committee which will assess the feasibility of cooperation. Depending on the outcome of the committee’s review, the two companies may enter into definitive agreements in the future.
•	On June 28, 2007, Iveco and the industrial group Samotlor-NN (“Samotlor”), one of the major Russian bodybuilders, have signed an industrial agreement that envisages the creation of a joint venture, 51% of which would be held by Iveco and 49% of which would be held by Samotlor, for the production in Russia of the Daily, the light commercial vehicle of Iveco.

•	Magneti Marelli and Avtopribor have signed a letter of intent for the creation of a joint venture in Russia aimed at the design, development, production and marketing of electronic instrument clusters for motor vehicles. The agreement calls for the partners’ respective shares of the prospective company’s capital to be 51% Magneti Marelli and 49% Avtopribor.
Closing of the transaction and creation of the joint venture is currently expected to occur after completion of due diligence, which is scheduled to take place by the end of 2007.
Own Shares Purchase Program
     The annual general meeting of Fiat stockholders held on April 5, 2007 authorized the Company, also through the Group’s subsidiaries, to purchase (and subsequently dispose of) a number of shares of all its three classes of stock not exceeding 10% of Company’s capital during the next 18 months for an aggregate amount not to exceed €1,400 million for the purpose of servicing stock options plans and investing its liquidity. On the same date, the Company therefore launched a purchase program on its three classes of shares to be carried out through December 31, 2007. Under this program, the Company may purchase a number of shares on each day not exceeding 20% of the trading volume for the relevant class of shares on regulated markets for a price not to exceed 10% more than the reference price of such shares on the day before the purchase is made. The purchase program does not envisage the purchase of our ADRs.
     As of June 25, 2007, the total number of shares purchased under the program amounts to 11,081,169 Fiat ordinary shares at an average price of €20.874, including fees.
Ratings
     On June 18, 2007, Fitch Ratings upgraded Fiat’s credit rating to investment grade, by raising our long-term credit rating to “BBB-” with a stable outlook and our short-term credit rating to “F3”. On January 26, 2007, Standard & Poor’s Ratings Services had revised its outlook to “positive” from “stable”, confirming its “BB” long-term and “B” short-term corporate credit ratings; further, on May 5, 2007 it upgraded our long-term credit rating to “BB+”. On February 12, 2007, Moody’s Investors Service upgraded to Fiat’s long-term rating “Ba2” from “Ba3”, maintaining the positive outlook, with the short-term rating remaining unchanged.
Financial Initiatives
     In the first half of 2007, we completed a series of capital markets transactions that have allowed us to refinance some of our existing debt at more favorable interest rates, including, on June 12, 2007, the offering of €1,000 million in principal amount of 5.625% senior notes due June 2017 (the “2017 Notes”). The 2017 Notes, which were issued by our wholly owned subsidiary, Fiat Finance North America Inc., under our €15 million Global Medium-Term Note Programme, which was renewed on April 23, 2007, are guaranteed by Fiat, were offered to institutional investors outside the United States and have been admitted to listing on the Irish Stock Exchange. The 2017 Notes were rated Ba2 by Moody’s Investors Service and BB+ by Standard & Poor’s Ratings Services, in line with the agencies’ ratings of the Fiat Group’s long-term debt. (See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more details).
New Contracts and Industrial Initiatives
     In addition to the initiatives noted above, in June 2007, FPT and the Daimler Chrysler Truck Group concluded a strategic co-operation agreement in the field of powertrains. The first step of this agreement concerns the long-term supply of FPT’s F1C light-duty diesel engines to the Mitsubishi Fuso Bus & Truck Corporation for use in light commercial vehicles to be sold in major markets, including Europe and Japan.

     Disposal of Subsidiaries
•	At the beginning of March 2007, upon receiving antitrust approval, we completed the sale of Teksid’s interest in Meridian Technologies Inc. (“Meridian Technologies”), the company which operated Teksid’s magnesium activities, to a consortium of investors led by the Swiss holding company Estatia AG. Meridian Technologies’ business was therefore deconsolidated as of the beginning of March 2007.

•	In February 2007, upon receiving required antitrust clearance, we completed the sale of Ingest Facility S.p.A. (“Ingest Facility”), a subsidiary engaged in the facility management and maintenance business, to Pirelli RE Facility Management.
First Quarter Results
     In the first quarter of 2007, our net revenues totaled €13,676 million, up 8.9% from the first quarter of 2006.
     The improvement was mainly attributable to the positive contribution of the Automobiles business area and of the Iveco sector. With revenues of €6,824 million in the first quarter of 2007, the Automobiles business area grew revenues by 11.2% compared to the first quarter of 2006. All sectors in the Automobiles business area contributed to this positive performance: a steady growth in Fiat Group Automobiles’ sales volumes drove sector revenues in the first quarter of 2007 to €6,302 million, up 10.2% from the first quarter of 2006; in the same period revenues increased by 20.2% at Ferrari and 38.0% at Maserati.
     In the first quarter of 2007, Agricultural and Construction Equipment (CNH) recorded revenues of €2,691 million (1.5% higher than in the first quarter of 2006), as a result of a more favourable mix and better pricing.
     Iveco’s revenues of €2,487 million in the first quarter of 2007 represented an improvement of 20.1% from the first quarter of 2006, reflecting a sharp increase in sales volumes and higher pricing. In the first quarter of 2007, the Components and Production Systems business area recorded revenues of €3,244 million; the slight increase (+1.2% compared to the first three months of 2006) reflected diverging performances across the various sectors. Revenues increased by 8.2% at FPT and by 2.7% at Magneti Marelli. Teksid’s revenues decreased by 18.5%, partly due to the sale at the beginning of March 2007 of Meridian Technologies, a company operating in the magnesium business that had contributed to this sector’s revenues in the entire first quarter of 2006; a sharp 25.2% decline was recorded by Comau, as a result of declining demand and intense pressure on prices. The aggregate revenues of our Other Businesses business area totaled €333 million in the first quarter of 2007, down 7.0% from €358 million in the prior-year period.
     In the first quarter of 2007, we posted a trading profit of €595 million, an increase of 84.2% from the €323 million trading profit of the same period in 2006. A significant contribution came from the Automobiles business area, with the Fiat Group Automobiles sector reporting an increase of €135 million, or more than three times the total from the corresponding period in 2006, and Iveco, whose trading profit more than doubled to €150 million, compared to the same period in 2006. Positive performances were also posted by CNH, whose trading profit in the first quarter of 2007 rose by €52 million, or 38.0% to €189 million, compared to the same period in 2006. In the Components and Production Systems business area, the improvements reported by FPT, Magneti Marelli and Teksid were offset by higher losses at Comau, a sector that is currently undergoing a restructuring process. See Item 4. “Information on the Company—Sectors—Production Systems.” Losses at the Other Businesses business area were €34 million higher than in the same period of 2006.
     Our operating income was €595 million in the first quarter of 2007, an increase of 84.2% from operating income of €323 million in the previous year-period. The improvement of €272 million reflected the increase in trading profit described above.
     We recorded a net income attributable to equity holders of the parent of €358 million in the first quarter of 2007, more than twice the €138 million recorded in the first quarter of 2006, reflecting both the higher operating income and lower net financial expenses, which were offset in part by higher income taxes.
     The most significant trends in our revenues and trading profit3 during the first quarter of 2007 were:
•	The Automobiles business area recorded aggregate revenues of €6,824 million and trading profit of €222 million in the first quarter of 2007, compared to aggregate revenues of €6,139 million and trading profit of €49 million in the first quarter of 2006. In particular:
–	Fiat Group Automobiles closed the first quarter of 2007 with revenues of €6,302 million, an increase of 10.2% over the first three months of 2006, reflecting a sharp increase in unit sales on the back of the continued market success reported by this sector’s models.

Effective January 1, 2007, revenues from the European financial services operations (financing the sales network and renting) that were transferred to FAFS, the 50-50 joint venture established in December 2006 by Fiat Group Automobiles and Crédit Agricole, are no longer consolidated on a line-by-line basis but are accounted for using the equity method. Detailed information on the transactions connected with the establishment of FAFS is provided in Item 5. “Operating and Financial Review and Prospects—Changes in the Scope of Consolidation” and in Note 36 of the Consolidated Financial Statements included in Item 18.

During the first quarter of 2007, demand in the automobile market in Western Europe contracted by 1.1% compared to the first quarter of 2006. This decline was mainly due to the sharp contraction in German demand (-10.0%), arising from accelerated purchases of automobiles in the final months of 2006 before the German VAT rate was due to increase, and by the registration declines reported in France (-1.4%) and Spain (-0.7%). Among leading European countries, increases were reported in Italy (+4.1%) and the U.K. (+2.9%).

Outside Western Europe, in the first quarter of 2007, demand in the Polish automobile market increased by 24.5% compared to the first quarter of 2006; in Brazil, in the same period, the positive economic trend led to a 17.4% increase in demand for cars.

Demand for light commercial vehicles in Western Europe rose by 3.9% in the first

[3]	References to revenues and trading profit for the individual business areas and operating sectors in this section are based on such measures prior to intersegment eliminations.

quarter of 2007 compared to the first three months of 2006, with increases in all the main countries.

In the first quarter of 2007, Fiat Group Automobiles delivered a total of approximately 541,200 units to the network, an increase of 11.6% over the first quarter of 2006. A total of approximately 355,600 units were delivered in Western Europe, 6.7% more than in the corresponding period of 2006. The performance of this sector’s models was notable: Fiat Panda was the best-selling car in Europe in the city subcompact segment and the Punto was one of the most successful cars in the subcompact segment. After its launch at the end of January, Fiat Bravo, this sector’s new model in the intermediate/compact segment, has only just begun contributing to sales. Orders for the Fiat Bravo, which went on sale in Italy in February and in March in France, topped 29,000 units, with 11,000 units sold in the first quarter of 2007.

As for sales performance by country, deliveries remained at high levels, in certain cases in sharp contrast with weakness in market demand. The sector’s unit sales in the first quarter of 2007 rose by 8.2% in Italy, 19.4% in Spain, 13.4% in France and 8.3% in the U.K. compared to the same period in 2006. Germany represented an exception, where the 3.9% sales decrease was relatively modest in the face of extremely negative demand. The market shares of Fiat Group Automobiles continued to grow, reaching 31.8% in Italy in the first quarter of 2007, (an increase of 1.2 percentage points compared to the same quarter of 2006), and 8.5% in Western Europe (an increase of 0.5 percentage points).

This sector’s performance in Brazil continued to be healthy: deliveries increased 25.1% in the first quarter of 2007 compared to the first three months of 2006, an improvement that outpaced the favorable trend of demand, while our share of the automobile market grew by 1.1 percentage points to 24.8%. In the same period, deliveries in Poland rose by 1.4% and our market share rose by 0.6 percentage points to 10.9%.

With respect to light commercial vehicles, we delivered a total of 94,100 units in the first quarter of 2007, an increase of 28.5% over the first quarter of 2006, due to the good performance of the New Ducato and the New Doblò. In Western Europe, deliveries totaled 59,400 units, an increase of 21.3% over the same period a year before. Our market share for light commercial vehicles stood stable at 42.0% in Italy and at 10.6% (+0.6 percentage points) in Western Europe.

Fiat Group Automobiles reported a trading profit of €192 million in the first quarter of 2007, more than three times the €57 million reported in the first quarter of 2006. The increase was mainly attributable to higher volumes, a more favorable product mix following the introduction of new models and more efficient absorption of fixed production costs, net of higher advertising costs for the introduction of new models and increased R&D activities, which reflect recent capital expenditures aimed at the renewal of the product range. Trading profit for the period was also favorably impacted by one off items that generated an aggregate net gain of approximately €40 million.

-	Maserati posted revenues of €167 million in the first quarter of 2007, up 38.0% over the corresponding period of 2006. The sharp increase was mainly attributable to the excellent performance of the new Quattroporte Automatica model. During the same quarter, Maserati delivered 1,841 cars to the dealer network, a 38.2% increase from the 1,332 units delivered in the corresponding quarter of 2006. In the first quarter of 2007, Maserati reported a trading loss of €1 million, a sharp improvement from the €19 million trading loss recorded in the same quarter of 2006, that was attributable to higher volumes and substantial cost-efficiency improvements related to new model launches.

-	Ferrari recorded revenues of €381 million in the first quarter of 2007, an increase of 20.2% from the first quarter of 2006, mainly due to sales of the 599 GTB Fiorano model and of the coupé, spider and challenge versions of the F430 model. A total of 1,624 units were delivered to end customers in the first quarter of 2007, an increase of 19.0 % over the first quarter of 2006. Deliveries to the dealer network reached 1,596 units in the same period, 26.1% more than in the first quarter of 2006. Ferrari closed the first quarter of 2007 with a trading profit of €31 million, almost triple the €11 million recorded in the corresponding period of 2006. This positive performance was mainly attributable to an increase in sales volumes and cost-efficiency improvements.
•	In the first quarter of 2007, CNH recorded revenues of €2,691 million. The increase of 1.5% over the first quarter of 2006 was, however, negatively influenced by the translation impact of the dollar/euro exchange rate: in US dollar terms (CNH’s functional currency), revenues increased by 10.6%. A substantially improved product mix (due to an increase in sales of higher horsepower tractors and combines) and improved pricing in both the agricultural and construction equipment segments more than offset the effect of lower sales volumes.

Demand in the global market for agricultural equipment contracted by approximately 4% in the first quarter of 2007 over the first quarter of 2006. Demand rose by approximately 1% in North America due to higher sales of both tractors and combine harvesters. In Latin America, demand increased significantly for both combine harvesters and tractors. In Western Europe, demand increased for tractors while it was down for combine harvesters. In the rest of the world, market demand contracted overall, notwithstanding strong demand for combine harvesters. With respect to CNH’s deliveries to its dealer network, in the first quarter of 2007, tractor volumes decreased by approximately 7% compared to the first three months of 2006, although volumes in the 40+ horsepower range were down only 2.6%. This reduction was attributable to the combined effect of CNH’s actions to reduce its dealers’ inventory and a shift in CNH’s commercial emphasis towards higher horsepower equipment. Both the Case IH and the New Holland brands increased their market shares in this period, with gains both in North America and Europe. Deliveries of combine harvesters to the dealer network, which increased by 10% compared to the first quarter of 2006, reflected the good performance in demand in Latin America and the Rest of the World, more than offsetting declines in North America and Western Europe. Case IH and New Holland continued to gain market share in North America, Europe and Latin America also in the market for combines.

In the first quarter of 2007, demand in the global construction equipment market grew by approximately 10% compared to the first quarter of 2006. Demand for both heavy and light equipment grew significantly in all the main geographic regions except North America, where it declined by approximately 14%. In the first quarter of 2007, CNH’s deliveries of construction equipment products to the network were essentially flat compared to the first quarter of 2006. The sector’s products performed well in all markets except North America, where sales volumes decreased due to a decline in demand.

CNH closed the first quarter of 2007 with a trading profit of €189 million, an increase of €52 million or 38.0% from the €137 million reported in the first quarter of 2006. An improved product mix along with higher pricing in both segments and production cost-efficiency improvements more than offset lower volumes and higher costs connected with product quality improvements and brand enhancement initiatives.

•	In the first quarter of 2007, Iveco’s revenues totaled €2,487 million, an increase of 20.1% from the same period in 2006, reflecting higher sales volumes and improved pricing. In the first quarter of 2007, Iveco had a trading profit of €150 million, more than double the €70 million recorded in the first quarter of 2006. The €80 million increase was mainly attributable to a strong increase in sales volumes and better pricing, resulting from an improvement in the positioning of Iveco’s products.

Western European demand for commercial vehicles (those with curb weight of > 2.8 tons) increased overall by 6.9% in the first quarter 2007, compared to the first quarter of 2006. The light vehicles segment recorded an 8.8% increase, followed by the good performance of heavy vehicles (+5.1%), while the medium segment market posted a 7.9% decline. Demand rose in all the principal European countries, with the exception of the U.K. market, which contracted by 5.7%. The most significant increase was recorded in Spain (+23.7%), followed by improvements in Germany (+9.0%), France (+7.9%) and Italy (+6.2%). Demand for buses in the five most important Western European markets fell by 3% with respect to the first quarter of 2006.

Iveco delivered a total of 47,900 vehicles in the first three months of 2007, 3,200 of which sold with buy-back commitments, an increase of 14.2% in the first three months of 2007 over the corresponding period of 2006. In Western Europe, a total of 35,700 vehicles were delivered in the first three months of 2007, a 9.8% increase over the corresponding period of 2006. Taking advantage of the positive market performance, the Sector recorded significant improvements in the principal European countries, with increases in France (+17.5%) and Germany (+16.3%), thanks to higher sales of light and heavy vehicles, in Spain (+14%) as a result of increases in all segments, and in Italy (+10.8) mainly due to light vehicles. The only decline was reported in U.K., where volumes were negatively influenced by market weakness. As regards the main geographic areas outside Western Europe where the sector operates, sales volumes increased significantly in Eastern Europe (+59%) and Latin America (+42%).

In the first quarter of 2007, Iveco’s market share in Western Europe stood at 10.3%, an increase of 0.1 percentage points compared to the first quarter of 2006. Market shares of the light vehicles and heavy vehicles grew with respect to the same quarter of the previous year, while demand for medium vehicle declined. At the country level, market penetration decreased in Italy and Germany, against slight increases posted in Spain, U.K. and France.

•	In the first quarter of 2007, the Components and Production Systems business area recorded €3,244 million in revenues and €83 million in trading profit. In the same period of 2006, it recorded €3,204 million in revenues and €82 million in trading profit. Specifically:
–	FPT recorded revenues of €1,708 million in the first quarter of 2007, an increase of 8.2% over the same period in 2006. The automotive powertrain activities (the Passenger and Commercial Vehicles product line) and the powertrain activities for commercial vehicles, industrial applications in agricultural and construction equipment and marine engines (the “Industrial and Marine” product line) contributed to this result with a 5.6% and a 10.8% increase in revenues, respectively. This sector reported a trading profit of €44 million, compared to €34 million in the first quarter of 2006. The 29.4% increase stemmed from higher sales volumes and significant purchasing and manufacturing efficiencies.

–	In the first quarter of 2007, Magneti Marelli recorded revenues of €1,228 million, up 2.7% over the first three months of 2006. This increase, achieved notwithstanding the transfer to Fiat Group Automobiles of the activities relating to the final assembly of suspension systems on Fiat vehicles in 2006, was mainly due to higher sales of Fiat models, the positive trend of the Brazilian market and an increase in the sale of new applications in the Nafta area. Magneti Marelli reported a trading profit of €45 million in the first quarter of 2007. The €3 million increase over the first quarter of 2006 was mainly attributable to the positive impact of higher sales volumes and the streamlining of the cost structure, which more than offset competitive price pressures and higher raw material prices.

–	In the first quarter of 2007, the Teksid sector recorded revenues of €212 million, down 18.5% from the €260 million recorded in the first three months of 2006, mainly as a result of the sale of Meridian Technologies in March 2007 and lower sales volumes in North America. Teksid closed the first quarter of 2007 with a trading profit of €20 million, compared to a €12 million trading profit recorded in the first quarter of 2006, with the improved result largely due to efficiency gains.

–	Comau had revenues of €229 million in the first quarter of 2007, down 25.2% from the first quarter of 2006. The decrease was primarily due to weakness at the body-welding operations in Europe and powertrain operations in North America, which had a low order backlog at the beginning of 2007, as well as reflecting the general structural decline in the industry. Revenues were also negatively affected by foreign currency translation differences. In the first quarter of 2007, Comau reported a trading loss of €26 million, compared to a €6 million trading loss in the first quarter of 2006. The higher loss was mainly attributable to the negative performance of the body-welding operations in Europe.
•	Our Other Businesses business area reported aggregate revenues of €333 million in the first quarter of 2007, down 7.0% from €358 million in the prior-year period. Higher revenues in the Publishing and Communications sector (+6.4%), were more than offset by the decrease in “other companies” (-11.7%) that was mainly attributable to the sale of Ingest Facility (our facility management and maintenance subsidiary) in the first quarter of 2007. Our other businesses reported a trading loss of €49 million in the first quarter of 2007, compared to a trading loss of €15 million in the first quarter of 2006. This worsening mainly reflected lower volumes of activity from the “Treno Alta Velocità” contract, the project for the construction of the Torino-Milano and Firenze-Bologna portions of Italy’s high-speed rail network for which we act as general contractor (in the first quarter of 2006 there had still been significant income from work on the Turin-Novara line of this network, which was completed in that period) and changes in the scope of consolidation due to the sale of B.U.C. in the third quarter of 2006. In addition to these factors, a non-cash cost of €18 million was recognized, in accordance with IFRS, in respect of the stock option plan resolved by our Board of Directors in November 2006 and approved by the Shareholders’ Meeting in April 2007 (the “2006 Stock Option Plan”).

Outlook
     We currently expect the Western European automobile market to remain stable and demand in Brazil to grow faster than in 2006.
     In this context, our Fiat Group Automobiles sector plans to leverage the introduction of its new models (mainly the Fiat Bravo, Fiat Linea and Fiat 500) to continue to boost volume and improve product mix in the European markets. Meanwhile, the sector’s Brazilian operations are expected to deliver a trading performance in line with 2006. We intend to continue to implement our strategy of aggressive cost-cutting in all non-essential areas and, while streamlining governance costs, we intend to continue to invest in marketing and advertising in order to support our growth ambitions.
     We currently expect the agricultural tractor industry to continue running at high levels in 2007, and the combine industry to recover from recent declines on the back of improved pricing for corn and soybeans. We expect worldwide demand to remain strong for both heavy and light construction equipment, although the North American markets are expected to soften for a year before resuming upward growth in 2008. In this context, CNH expects to improve sales volumes thanks to new products, to improve pricing and gain market share. The positive impact of higher volumes, manufacturing efficiencies and other cost reductions is expected to be partially offset by continuing higher R&D investments.
     In Western Europe, we expect the market for light, medium and heavy commercial vehicles to remain substantially stable. In this environment, Iveco aims to increase both profitability and market share by substantially upgrading the commercial positioning of its products, and to achieve price improvements through the introduction of new vehicles complying with Euro 4 and Euro 5 emissions standards. For heavy trucks, Iveco will be seeking to leverage the performance of the New Stralis model, especially in terms of fuel efficiency and the improvement in the resale value of its vehicles.
     In order to achieve our targets, we will continue to pursue synergies among our sectors’ procurement activities, further shifting the purchase of our inputs to countries offering the best price terms, strengthening strategic partnerships with suppliers through long-term contracts, and focusing on the implementation of the “world-class manufacturing” initiative. See Item 4. “Information on the Company–Strategies and Programs.”
     As a result, the Group has confirmed its principal financial targets for 2007: trading profit of between €2.5 billion and €2.7 billion (a trading margin, or ratio of trading profit to net revenues, of 4.5% to 5.1%) and net income between €1.6 billion and €1.8 billion.
     Our full-year 2007 trading margin targets for our three principal business areas consist of the following ranges:
•	Automobiles, 2.6% to 3.4%;

•	CNH, 8.9% to 9.7%;

•	Iveco, 7.1% to 7.9%.
     In working towards the achievement of these objectives, the Fiat Group will continue to implement its strategy of targeted alliances, in order to reduce capital commitments and minimize related risks.

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
     In the late 1970s, we began reorganization with a specific focus on our operations in Italy, selected countries in Europe, and Brazil. The 1980s and the beginning of the 1990s were characterized by expansion through acquisitions, joint ventures and marketing agreements. Beginning in 1990, the economies of the industrialized world were faced with a serious economic downturn, leading to a sharp drop in demand in key markets and heightened competitive pressures. We responded to the crisis by initiating a program to renew and modernize our facilities and products with the objective of increasing our competitiveness and further lowering our break-even point. These efforts, along with a significant improvement in economic conditions in many of our principal markets, resulted in our recording net profits in each of the years from 1994 through 2000, following the historic losses we recorded in 1993. However, in the early years of the new millennium, increased competition and the deterioration of the economic environment in many of our markets were reflected in disappointing financial results. In 2004, we recorded a net loss for the fourth year in a row, although our losses were narrowed as we continued to work to improve the efficiency and competitiveness of our operations. The year 2005 represented a significant turning point for the Fiat Group, as we reported trading profit of €1.0 billion and net income of €1.4 billion, as described in detail in Item 5. “Operating and Financial Review and Prospects—Results of Operations—2005 Compared with 2004.” We believe that 2006 was an important year for the Fiat Group, marking the end of the turnaround phase and the beginning of what we hope will be a new and exciting phase of growth: Fiat Group Automobiles reported its first full-year trading profit since 2000 and other important sectors, especially Iveco and CNH, also generated a good level of top line growth and significant margin of expansion. The €1,151 million in net income we recorded allowed us to distribute a dividend to our stockholders for the first time in five years.
     At December 31, 2006, we operated in 53 countries through 637 subsidiaries and affiliates; 146 of these subsidiaries and affiliates were located in Italy. As of such date, we had a total of 172,012 employees, including approximately 75,800 in Italy. The tables that follow set forth for the years indicated: (i) net revenues presented by the geographic market in which the sales were made and (ii) revenues, trading profit (loss) and the number of employees for each of our sectors and our other companies. The Consolidated Financial Statements included in Item 18 (from which the financial data in this table have been extracted) have been prepared in accordance with the requirements of IFRS and also reflect the changes in the scope of consolidation discussed above in Item 3. “Key Information—Selected Financial Data.”

Net Revenues by Destination

		Percentage
	Net revenues	of net revenues
	(in millions of euro)
2006
Italy	14,851	28.6%
Europe (excluding Italy)	20,298	39.2

Total Europe	35,149	67.8
North America	6,315	12.2
Mercosur Region (1)	5,416	10.4
Rest of the World	4,952	9.6

Total	51,832	100.0

2005
Italy	13,078	28.1%
Europe (excluding Italy)	18,518	39.8

Total Europe	31,596	67.9
North America	6,048	13.0
Mercosur Region (1)	4,364	9.4
Rest of the World	4,536	9.7

Total	46,544	100.0

2004
Italy	14,903	32.6%
Europe (excluding Italy)	17,646	38.7

Total Europe	32,549	71.3
North America	6,020	13.2
Mercosur Region (1)	3,195	7.0
Rest of the World	3,873	8.5

Total	45,637	100.0

(1)	Comprising Argentina, Brazil, Paraguay and Uruguay.

Revenues, Trading Profit and Number of Employees by Sector

				Number of
		Percentage of	Trading profit	employees at
	Revenues	revenues (1)	(loss) (2)	year end
	(in millions		(in millions
	of euro)		of euro)
2006:
Fiat Group Automobiles	23,702	39.7%	291	44,691
Maserati	519	0.9	(33)	649
Ferrari	1,447	2.4	183	2,870
Agricultural & Construction Equipment (CNH)(3)	10,527	17.6	737	25,335
Trucks and Commercial Vehicles (Iveco)(4)	9,136	15.3	546	24,533
Fiat Powertrain Technologies (4)	6,145	10.3	168	18,924
Components (Magneti Marelli)	4,455	7.5	190	25,195
Metallurgical Products (Teskid)	979	1.6	56	8,342
Production Systems (Comau)	1,280	2.1	(66)	12,293
Services (Business Solutions)	668	1.1	37	5,057
Publishing and Communications (Itedi)	401	0.7	11	836
Other Companies (5)	512	0.8	(122)	3,287

Total before Eliminations and Consolidating Adjustments	59,771	100.0	1,998

Eliminations and Consolidating Adjustments	(7,939)		(47)
Total	51,832		1,951	172,012

2005:
Fiat Group Automobiles	19,533	37.0%	(281)	46,099
Maserati	533	1.0	(85)	606
Ferrari	1,289	2.4	157	2,809
Agricultural & Construction Equipment (CNH)(3)	10,212	19.3	698	25,420
Trucks and Commercial Vehicles (Iveco)(4)	8,483	16.1	332	24,323
Fiat Powertrain Technologies (4)	4,520	8.6	109	18,161
Components (Magneti Marelli)	4,033	7.6	162	24,213
Metallurgical Products (Teskid)	1,036	2.0	45	8,952
Production Systems (Comau)	1,573	3.0	42	12,725
Services (Business Solutions)	752	1.4	35	5,436
Publishing and Communications (Itedi)	397	0.8	16	846
Other Companies (5)	469	0.8	(173)	4,105

Total before Eliminations and Consolidating Adjustments	52,830	100.0	1,057

Eliminations and Consolidating Adjustments	(6,286)		(57)
Total	46,544		1,000	173,695

2004:
Fiat Group Automobiles	€19,695	39.3%	(822)	45,122
Maserati	409	0.8	(168)	652
Ferrari	1,175	2.4	138	2,670
Agricultural & Construction Equipment (CNH)(3)	9,983	19.9	467	25,746
Trucks and Commercial Vehicles (Iveco) (4)	8,006	16.0	295	23,842
Fiat Powertrain Technologies (4)	2,403	4.8	76	7,195
Components (Magneti Marelli)	3,795	7.6	165	21,868
Metallurgical Products (Teskid)	910	1.8	(39)	8,571
Production Systems (Comau)	1,711	3.4	40	13,328
Services (Business Solutions)	976	2.0	41	6,519
Publishing and Communications (Itedi)	407	0.8	11	849
Other Companies (5)	620	1.2	(58)	4,704

Total before Eliminations and Consolidating Adjustments	50.090	100.0	146

Eliminations and Consolidating Adjustments	(4.453)		(96)
Total	45,637		50	161,066

Note:	Note 33 to the Consolidated Financial Statements included in Item 18 sets forth the amounts of revenues attributable to intersegment transactions for each of our sectors, but not for our “Other Companies.” The aggregate of these amounts for all sectors is shown under “Eliminations and Consolidating Adjustments” in the above table.

(1)	Represents the revenues of each sector, prior to eliminations and consolidating adjustments, as a percentage of total consolidated net revenues prior to eliminations and consolidating adjustments.

(2)	Trading profit (loss) reflected in eliminations and consolidating adjustments arises from the consolidation process.

(3)	The revenues of CNH in dollars, CNH’s reporting currency, were $13,217 million in 2006, $12,706 million in 2005 and $12,419 million in 2004. Similarly, trading profit at CNH in dollars totaled $925 million in 2006, $869 million in 2005 and $581 million in 2004.

(4)	Since January 1, 2006, the FPT sector has included the results of the passenger vehicles engine and transmission business – over which Fiat regained control and started to consolidate in May 2005 following termination of the Master Agreement with General Motors – as well as the industrial powertrain business that was part of the Iveco sector until December 31, 2005. The relevant 2005 and 2004 figures have been reclassified accordingly.

(5)	“Other Companies” include holding and miscellaneous companies (e.g., B.U.C. until August 2006 when it was sold). See “–– Recent Developments – Disposal of subsidiaries” above.
Sectors
     In 2006, the Fiat Group was organized into 11 operating sectors, as in the previous year. However, as of January 1, 2006, the FPT sector no longer comprised only passenger vehicles engine and transmissions business, but also the industrial powertrain business that had been included in the Iveco sector until December 31, 2005.
     In accordance with IAS 14 – Segment Reporting, figures for 2005 included in this annual report have consequently been reclassified by assigning the former Iveco powertrain business to FPT; the Iveco sector, on the other hand, no longer includes this business. Further, from January 1, 2006, FPT also includes the operations of CRF relating to the powertrain business.
     Each of the Group’s sectors functions with a high degree of operating autonomy, although key decisions in areas such as senior management appointments, human resources, capital allocation, treasury and taxation and other strategic development issues are closely coordinated with Group management.
Fiat Group Automobiles
     Effective February 1, 2007, Fiat Auto S.p.A. changed its name to “Fiat Group Automobiles S.p.A.” Our automobile operations are conducted primarily through Fiat Group Automobiles and its subsidiaries. The Fiat Group Automobiles sector operates internationally with three major brands – Fiat, Lancia and Alfa Romeo – and manufactures and markets automobiles, light commercial vehicles (under its new Fiat Professional brand) and related products, primarily in Italy and in the rest of Europe, and in South America and Turkey.
     In 2006, Fiat Group Automobiles continued to pursue a strategy focused on upgrading, improving and completing its model line-up. Demand for automobiles in Western Europe as a whole increased by 0.7% in 2006 as compared with 2005, and the downward pressure on prices has continued. In this market environment, and with the relative strength of the euro, which makes non-European original equipment manufacturers (“OEMs”) more competitive, European OEMs are generally unable to pass higher input costs on to consumers. Furthermore, in recent years, the automobile industry has experienced a general reduction in sales prices. Together, all of these factors have generally had an adverse effect on the profitability of the European automobile industry.

     Fiat Group Automobiles recorded a trading profit of €291 million in 2006, a strong improvement from its trading loss of €281 million of 2005. This sharp change was mainly attributable to higher sales volumes and to a more favorable product mix, resulting from the introduction of new models. Higher production volumes also permitted greater absorption of fixed production costs. Cost-cutting measures continued in 2006 in the form of purchasing efficiencies and containment of governance costs. Conversely, higher volumes were supported by a greater commitment to marketing and sales network development.
     In 2006, the Fiat Group Automobiles’ customer care structure was reinforced through the acquisition of Customer Center S.r.l. (“Customer Center”) in Italy, while the product development process has been fine-tuned to enhance the integration of all the functions involved in the development of new models, with the aim of ensuring that time-to-market schedules and expected financial targets are met.
     Labor relations were conditioned by the growth in manufacturing volumes, which required us to enter into agreements with the unions to ensure the needed flexibility (such as the availability of temporary workers and overtime). At December 31, 2006, the Fiat Group Automobiles sector had 44,691 employees, of which 28,720 were in Italy. The aggregate decrease of approximately 1,400 employees over the course of the year was primarily the result of:
•	the decrease of approximately 900 employees due to the deconsolidation of our financial services business, following the creation of the FAFS joint venture with Crédit Agricole, and to the transfer of technical and purchasing activities to FPT;

•	the decreased activity at our Kurla plant in India as a result of the transfer of production to another plant;

•	a net decrease of approximately 950 employees, largely as a result of this sector’s restructuring initiatives that were initiated in the prior years;
     the impact of which more than offset that of:
•	the transfer from Magneti Marelli to Fiat Group Automobiles of the activities relating to the final assembly of suspension system on the Fiat vehicles;

•	the acquisition of Customer Center; and

•	an increase in the number of blue-collar workers in Brazil and Poland, in line with growing manufacturing volumes at those locations.
     At December 31, 2006, a total of 234 employees from the administrative, technical, and sales department of Fiat Group Automobiles at Mirafiori, and 324 mainly blue-collar workers at Arese were still receiving benefits under “Cassa Integrazione Straordinaria in deroga” (a waiver for the Longer-term Temporary Layoff Benefits Fund). See Item 6. “Directors, Senior Management and Employees-Employees and Labor Relations” for more details on the Group’s employees.
          Product Development
     After the introduction of numerous new models in 2005 in accordance with our strategy to modernise and improve Fiat Group Automobiles’ products, 2006 was marked by the introduction of new versions of existing models in order to broaden the offering of Fiat, Lancia, and Alfa Romeo.

     The following were the principal initiatives by brand.
     Fiat:
•	We continued to expand the number of Panda versions (a top-selling city subcompact model in Europe), presenting the 2006 restyling and the sporty 100 HP version in October, 2006.

•	In March 2006, we presented the diesel version of the Sedici SUV.

•	We launched the Bravo model in Rome on January 31, 2007. This is the model with which we intend to regain a leading position for the Fiat brand in the intermediate/compact segment (the largest in Europe in terms of units sold). The Bravo was designed with great attention to safety and equipped with top-rated engines in terms of environmental friendliness and performance. It is also the first model to feature an innovative car navigation system developed by Fiat Group Automobiles and Microsoft, and the new Fiat logo. From its launch through the end of May 2007, the Bravo totaled approximately 53,000 orders from the dealer network.

•	At the beginning of May 2007, we held the international press launch in Istanbul of Fiat Linea, an intermediate/compact car. Sales of the car started immediately in Turkey. We intend to sell this car, which is produced by Tofas-Turk Otomobil Fabrikasi Tofas A.S. (“Tofas,” our joint venture with the Koç Group), in other European countries as well. It will be produced in Brazil in the second half of 2007, followed by India, Russia and China starting next year.

•	In March 2007, at the 77th International Motor Show in Geneva, the sporty Grande Punto Abarth Preview was introduced to the public, marking the return of the Scorpion logo to car showrooms. This historic brand with many racing victories to its name is aimed at a younger market, who are attracted by the glamour of racing and by a car that stands out from the crowd. Appearing alongside the road model is the Grande Punto Abarth S2000, which will take part in the Italian Rally Championship and the International Rally Challenge.
     Alfa Romeo:
•	In February 2006, we started selling a new Sportwagon version of the Alfa 159.

•	We launched also the new Alfa Spider, voted “Cabrio of the Year 2006” at its Geneva Motor Show preview in July 2006. The diesel version of the Alfa Spider was launched in March 2007.

•	We started sales of the new Q2 version of the Alfa 147 and GT models in January 2007. This version has a two-wheel drive that offers greater stability and grip, which we believe is close to that of a four-wheel drive vehicle.
     Lancia:
•	The New Ypsilon was rolled out at the end of September 2006.

•	The new Delta HPE was previewed in September 2006, in anticipation of its debut in 2008.

•	At the end of November 2006, to mark the celebration of the 100-year anniversary of the Lancia brand, all Lancia models were made available in a particularly rich “centenary” version.

•	In 2007, we also presented a new Lancia logo and a “Sport Momodesign” version of the New Ypsilon at the Geneva Motor Show, followed by the media presentation of its two “techno” versions, the Ypsilon Blue&Me community car and Lancia Musa Sky.
     Fiat Professional:
•	We introduced the new Ducato in May 2006. This vehicle aims to continue the success of the previous Ducato, a very popular model both inside and outside Italy.

•	We introduced the new Scudo, which is produced at the Sevel Nord plant in Valenciennes, France, in November 2006, and started selling it in January 2007.
     Research and development activities were focused principally on the completion of several minor changes for the Fiat Panda and Grande Punto and the Lancia Ypsilon, completion of development of the new Ducato, development of the Fiat Bravo, Croma FL, 500, Linea and Minicargo, and the start of the development of the new Alfa 147 and Lancia Delta HPE. Research and development were also carried out on components for future application, including engines and transmissions.
     Industrial Alliances
     During 2006, the Fiat Group Automobiles sector continued its strategy of targeted alliances to reinforce its position on international markets, enter new segments and technologies, enhance its know-how, and access new markets. The primary objective of these agreements was to reinforce this sector’s presence on two high-growth markets, Russia and India.
     The cooperation between Fiat Group Automobiles and the Russian car maker Severstal Auto has evolved in a series of steps. At the beginning of 2006, agreements were reached for the assembly in Russia, starting in 2007, of Albea, Palio, and Doblò models based on CKD kits produced by Tofas, as well as for the import and distribution in Russia of Fiat cars and light commercial vehicles. In March 2006, a letter of intent was signed to further develop the strategic partnership between Fiat and Severstal in all industrial areas in which the Fiat Group operates. An agreement was signed in July of 2006 for the production and distribution of the Ducato model in Russia by Severstal. Production is planned to start at the beginning of 2008.
     After reaching an agreement in January 2006 for the sale of Fiat cars in India through the joint use of the Tata Motors sales network, we signed a memorandum of understanding with Tata Motors in July of 2006 for further industrial cooperation. Within this context, in December we signed an agreement with Tata Motors for the creation of a joint venture in India for the production of cars, engines and transmissions. On the basis of a joint analysis undertaken in July 2006, Fiat and Tata Motors continued exploring opportunities for industrial and commercial cooperation in Latin America: this resulted in an agreement, signed in February 2007, pursuant to which Tata has granted Fiat a license to build a pick-up vehicle in our plant in Cordoba, Argentina.

     At the beginning of April 2007, our plant in Ranjangaon, close to Pune (India), began producing the new Fiat Palio Stile. This plant, which we intend to operate in the context of an envisaged industrial joint venture with Tata Motors, is expected to produce up to 200,000 engines and 100,000 cars per year beginning in 2008.
     These important partnership agreements are complemented by the license to produce diesel engines that we granted to Suzuki in March 2006, an agreement signed in May 2006 with PSA Peugeot Citroën for production at the Fiat plant in Cordoba of a transmission for the French customer, and a memorandum of understanding signed in October, 2006 with the Chinese company Chery Automobiles for the supply of gasoline engines to Fiat Group Automobiles.
     We also hold minority interests in joint ventures in China and Turkey. NanJing Fiat Auto Co. Ltd., our joint venture with Nanjng Motor Company in China sold approximately 30,700 vehicles in 2006, a 6.9% decrease from 2005, and Tofas, our joint venture with the Koç Group in Turkey, sold approximately 73,100 vehicles in 2006, 9.1% less than 2005.
     Markets and Competition
     In 2006, the number of vehicles registered in the Western European automobile market expanded slightly (+0.7%, 14.6 million units) from 2005, with marked differences among local markets. Demand rose 3.7% in Italy (reaching 2.3 million units) and 3.8% in Germany (reaching 3.5 million units), while it contracted in the other principal countries: by 3.3% in France (decreasing to 2.0 million units), 3.9% in the U.K. (decreasing to 2.3 million units), and 2.0% in Spain (decreasing to 1.5 million units).
     Outside Western Europe, demand expanded slightly in Poland (+1.5%) in 2006, reaching about 239,000 units. In Turkey, the automobile and light commercial vehicle market totaled approximately 621,000 units in 2006, down 13.6% from 2005, as a result of a general economic slowdown. The Brazilian market expanded significantly, at a rate of 13.1% in 2006. The automobile market in Argentina expanded by 16.2% in 2006 compared to 2005, thanks to the country’s continued economic recovery. The car market in China continued to expand, recording a 32.6% increase in new registrations from 2005, to more than 4.2 million vehicles in 2006, while in India the market increased by approximately 19%, to 1.2 million units over the same period.
     The commercial vehicle market performed well in Western Europe (+5.6%) in 2006 compared to the previous year. Demand in 2006 rose by about 8% in Italy, more than 10% in Germany, 4.8% in France, and 5.9% in Spain, while remaining stable in the U.K. compared to the previous year.
     In 2006, Fiat Group Automobiles delivered a total of 1,980,300 units to its dealer network, an increase of 16.7% from 2005. In Western Europe, 1,289,600 units were delivered in 2006, representing an increase of 17.2% from the previous year.
     The positive sales performance during the year was attributable to the growing success of the models that had been recently introduced, particularly the Grande Punto and Panda.
     The following table sets forth for the years indicated: unit sales of this sector’s automobiles and light commercial vehicles in its principal markets, the percentage of this sector’s unit sales represented by each market and this sector’s automobile market shares (excluding light commercial vehicles).

	2006			2005
			Auto			Auto
		Percentage	market		Percentage	market
	All units	of units	share	All units	of units	share
	sold	sold	(%)	sold	sold	(%)
	(Units in thousands)
Italy	808	40.8%	30.7%	688	40.5%	28.0%

Western Europe (excluding Italy)	482	24.3%	3.2%	412	24.3%	2.6%

Total W. Europe	1,290	65.2%	7.6%	1,100	64.8%	6.5%
Brazil	465	23.5%	25.3%	404	23.8%	24.4%
Poland	33	1.7%	10.3%	34	2.0%	10.7%
Rest of the World	192	9.7%		159	9.4%

TOTAL	1,980	100.0%		1,697	100.0%
     Deliveries increased sharply in 2006 in almost all of the principal European countries, with growth rates outpacing demand in markets such as Italy (up 17.5% from 2005) and Germany (up 21.3% from 2005), and running contrary to the trend in contracting markets, such as in the U.K., where deliveries rose by 42.8%, and France, where they were up by 10.9%. Spain represented an exception, where a marginal decline in deliveries (-1.0%) reflected weak demand.
     In Western Europe as a whole, the Fiat Group Automobiles sector’s share of the automobile market increased to 7.6% in 2006, from 6.5% in 2005. This sector’s unit sales in Western Europe (excluding Italy) totaled about 482,000 units, an increase of 17.0% compared to 2005, as its share of the automobile market increased to 3.2% in 2006 from 2.6% in 2005. This sector’s unit sales in Italy increased to 808,000, and its market share in Italy reached 30.7% or 2.7 percentage points higher than in 2005.
     The Fiat Group Automobiles sector had mixed results in Poland and Brazil, its two most important markets outside Western Europe. In Poland, Fiat Group Automobiles delivered a total of 33,000 vehicles in 2006, a decrease of 2.3% compared to 2005. This sector’s automobile market share in Poland declined by 0.4 percentage points to 10.3%. In Brazil, this sector delivered a total of 464,800 vehicles, a 15.0% increase from the 404,000 units delivered during 2005, primarily as a result of a recovery in demand from the local market and to the introduction of the Idea model and bi-fuel new versions of the Palio and Mille models capable of running on either gasoline or alcohol. Fiat Group Automobiles’ share of the Brazilian automobile market reached 25.3% in 2006 (up from 24.4% in 2005). In Argentina, deliveries decreased to 43,800 units, or 0.7% less than in 2005 and Fiat Group Automobiles reported a market share of 10.8%, 1.6 percentage points lower than in 2005.
     In 2006, sales of light commercial vehicles followed a positive trend, with total shipments reaching 323,500 units. In Western Europe, sales of light commercial vehicles increased to 211,900 units, or 16.5% more than in 2005. With the exception of Germany, where shipments were down 1.9%, volumes improved throughout Western Europe, as Fiat Group Automobiles recorded increases of 24.4% in Italy, 40.1% in France, 10.7% in the United Kingdom, and 2.9% in Spain.
     The Western European market for automobiles, in which approximately 65% of this sector’s unit sales were made during 2006, is generally divided into a number of different major model segments or classes. This sector is generally represented in each of these segments, with individual models from each of its three major automobile brands designed to meet a broad range of consumer tastes.

•	The Fiat brand includes models ranging from city subcompacts such as the new Panda with its 4x4 versions, to the subcompact Punto and Grande Punto, the intermediate/compact Bravo and Stilo Multiwagon, the new Croma in the intermediate segment, and the Doblò, Ulysse and Multipla, Idea and Sedici multipurpose vehicles. This sector also produces the subcompact Siena and Palio in Brazil, and the subcompact Albea and Palio and the intermediate sedan Linea in Turkey.

In light commercial vehicles, which this sector defines as commercial vehicles with gross vehicle weights, or “GVW,” of 3.5 tons or less, models sold under the Fiat Professional brand include the Ducato, the Doblò Cargo (awarded Van of the Year 2006 by an international jury of journalists specialized in light commercial vehicles), the Scudo (of which a new model was introduced in November 2006) and the Strada pickup. Our Ducato utility vans are produced in Italy through the Sevel S.p.A., the joint venture between Fiat Group Automobiles and the PSA Group. The Ducato line is also manufactured at a facility in Sete Lagoas, Brazil, which Fiat Group Automobiles operates as a joint venture with Iveco.

In addition, the Fiat brand includes bifuel (gasoline and compressed natural gas) versions of the Multipla, the Punto van, the Doblò, the Ducato and the Panda (which was introduced in 2007 and generated 25,000 orders in the first four months of 2007).

•	The Lancia brand, traditionally associated with elegance and comfort, includes the subcompact Ypsilon, the compact multipurpose vehicle Musa, and the Thesis and Phedra in the full-sized and multipurpose vehicle ranges, respectively.

•	The Alfa Romeo brand, with its strong tradition of high performance, includes the Alfa 159, Alfa 159 Sportwagon, Alfa Crosswagon and the GT sport coupé in the intermediate segment, the Alfa 147 in the intermediate/compact segment, as well as the full-size Alfa 166, and the Alfa Brera and Alfa Spider sports cars, the latter of which was presented in the second half of 2006.
     The following table sets forth the number of vehicles Fiat Group Automobiles sold in each of the recognized segments in each of the years indicated, as well as the percentage of this sector’s overall unit sales represented by each segment:

	2006		2005
		Percentage	Units	Percentage
	Units Sold	of Units Sold	Sold	of Units Sold
	(Units in thousands)
City subcompacts	273	13.8%	269	15.9%
Subcompacts	830	41.9%	648	38.2%
Intermediate/compact	227	11.5%	247	14.5%
Intermediate	114	5.8%	83	4.9%
Full-sized	2	0.1%	4	0.2%
Sports cars	10	0.5%	1	0.1%
Multipurpose vehicles	201	10.1%	160	9.4%
Light commercial vehicles	323	16.3%	285	16.8%

TOTAL	1,980	100.0%	1,697	100.0%
     Fiat Group Automobiles’ unit sales of city subcompact vehicles increased slightly in 2006, as lower sales of the Seicento were more than offset by increased sales of the new Panda. Sales of subcompact vehicles increased primarily due to strong sales of the Grande Punto, which more than offset lower sales of the Punto and new Palio, while sales volumes of the Lancia Ypsilon increased slightly compared to 2005.
     This sector’s unit sales of intermediate/compact vehicles decreased, reflecting a decline in sales of the Fiat Stilo and the Alfa 147. The increase in Fiat Group Automobiles’ unit sales of intermediate vehicles was attributable to sales of Alfa 159 and the Fiat Croma, which more than offset lower sales of the Alfa 156 and Alfa GT. Sports car sales increased mainly thanks to the new Alfa Brera and Spider models. This sector’s unit sales of multipurpose vehicles increased, led by strong sales of the newly introduced Fiat Sedici model, as well as the increasing success of Fiat Doblò, Fiat Idea and Lancia Musa models, which was partially offset by lower sales of the Fiat Multipla and the Fiat Ulysse models, while sales of Lancia Phedra model remained nearly stable. This sector’s unit sales of light commercial vehicles increased due to higher sales of the Fiat Doblò Cargo, Fiat Panda Van, Fiat Grande Punto Van and Fiat Strada models, while sales of the Ducato and its successor the new Ducato, introduced in mid 2006, remained substantially unchanged.
     The following table sets forth for the years indicated the market shares of the Fiat Group and its major competitors in each of the automobile markets indicated.

	ITALY		GERMANY		FRANCE		UNITED KINGDOM		TOT. WESTERN EUROPE
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
FIAT GROUP *	30.8	28.0	2.5	1.8	3.5	3.1	2.8	1.8	7.6	6.5
VW GROUP	11.0	11.2	32.2	30.4	11.8	11.0	14.8	13.7	19.9	18.9
GM/OPEL	8.8	9.3	10.6	11.4	5.5	5.7	14.6	14.9	10.3	10.6
PSA CITROEN GROUP	9.8	10.1	5.7	5.8	30.8	30.6	10.2	9.9	13.3	13.7
FORD	9.0	8.9	8.4	8.8	5.7	6.0	19.1	18.9	10.7	10.9
RENAULT	5.3	6.4	4.5	5.1	24.3	25.6	5.9	7.1	8.6	9.8
DAIMLER-CHRYSLER	5.8	5.9	11.3	12.0	3.9	3.7	4.6	4.4	6.2	6.2
BMW GROUP	4.0	4.1	8.8	9.0	2.5	2.6	6.5	6.4	5.4	5.3
JAPANESE	12.1	12.0	12.4	11.9	9.4	8.8	17.5	17.8	13.5	13.1
OTHERS	3.4	4.1	3.6	3.8	2.6	2.9	4.0	5.1	4.5	5.0

TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Including Ferrari and Maserati
     Distribution
     Fiat Group Automobiles distributes automobiles in its principal markets through dealer networks, which are based on the coverage of specific geographic areas. At December 31, 2006, its European network consisted of approximately 1,970 dealers, of which 417 were located in Italy. Fiat Group Automobiles also maintains significant dealer networks in Brazil and in Poland.
     Fiat Group Automobiles’ distribution strategy is based on enhancing its direct link with customers so as to increase customer satisfaction and brand loyalty, lowering distribution costs and adapting the European dealer network to take advantage of the increasing process of integration within the EU. In particular, Fiat Group Automobiles is focusing on improving the geographical coverage of its network in the major European markets.
     With the goal of lowering its distribution costs, Fiat Group Automobiles continues to monitor its dealer network, using a selection process aimed at identifying productive dealers that are capable of producing higher revenues from services, parts and used cars, and supporting those dealers through a variety of marketing initiatives and programs.

     In addition to the dealer networks, Fiat Group Automobiles sells a limited number of vehicles directly through its “Motor Village” store in the Mirafiori area of Torino (which was opened in May 2006), and expects to open additional such stores in the future.
     Production
     Fiat Group Automobiles currently owns and operates ten plants, including six in Italy, and one in each of Poland, Brazil, Argentina and India.
     This sector’s capital expenditures in fixed assets (property, plant, equipment and leased assets) totaled €1,680 million in 2006, as compared with €1,229 million in 2005, of which approximately 39% were dedicated to completing the retooling of production lines for models already on the market, continuing the installation of new and modified manufacturing systems for the models launched in 2006, and retooling production lines for new models. In addition, approximately 45% of capital expenditures were for vehicles purchased for this sector’s long-term leasing programs, approximately 16% were for regular maintenance at its manufacturing plants and the remainder were for other expenditures, including the maintenance and repair of other property and equipment, as well as compliance with environmental regulations. Research and development outlays for this sector amounted to €675 million in 2006, up 1.5% from €665 million in 2005.
     Financial Services
     In December 2006, we established a partnership between Fiat Group Automobiles and the Crédit Agricole group in the field of financial services through the creation of a 50/50 joint venture, called FAFS, for the management of financing activities offered in Europe to Fiat Group Automobiles dealerships, and end customers who opt for installment payment plans. This alliance with a major European bank group is designed to enable us to secure funding for our financing operations on favorable terms. Through this alliance, we also expect to be able to manage the three lines of our financing operations (dealership financing, retail auto financing and long-term car rental and fleet management) in a more integrated fashion, which we believe is fundamental to secure the loyalty of our customers.
     Specifically, this transaction was carried out as follows: Fiat Group Automobiles exercised its call option to purchase from Synesis Finanziaria the 51% interest in Fidis Retail Italia (a company controlling the Fiat Group Automobiles European retail financing business) it did not already own; Fidis Retail Italia changed its corporate name to FAFS. Fiat Group Automobiles then transferred to FAFS its European dealer financing and rental subsidiaries and sold 50% of the share capital of FAFS to Sofinco, the wholly owned consumer credit subsidiary of Crédit Agricole.
     Fiat Group Automobiles sector’s financial companies handled an aggregate amount of approximately €12,400 million in loans to dealerships in 2006, compared to €9,810 million in 2005, with the increase in volumes reflecting the increase in sales reported across most markets. Loans to suppliers totaled approximately €1,980 million in 2006 compared to €3,670 million in 2005, with the decrease attributable to our strategic decision to reduce our commitment to this type of activity.
     In the renting business, Leasys S.p.A., which operates in the company fleet segment of the market, realized an operating turnaround in 2006, reaping the benefits of a major corporate reorganization and restructuring. The company wrote new contracts for 33,000 new vehicles, more than doubling the number written in 2005. Savarent S.p.A. (“Savarent”) consolidated its role as captive company operating through the network of Fiat Group Automobiles dealerships. Its products are offered primarily to small and medium-sized businesses and individuals. In 2006, the company also wrote over 18,000 new contracts, up approximately 20% from 2005. Taking foreign companies also into account, a total of

60,100 contracts were written in 2006, up approximately 52% from 2005. The Fiat Group Automobiles sector’s proprietary car fleet totaled over 134,000 units at December 31, 2006, down approximately 7% from 2005 as a result of our strategic decision to focus on newer and higher-priced vehicles, which carry higher profit margins.
* * *
     We control the luxury sports car manufacturers Ferrari and Maserati. The highly specialized nature of these companies’ products, design processes, manufacturing techniques and distribution channels necessitates management that is itself specialized and different from that of our core automotive business, which is the manufacture and sale of automobiles to mass-market consumers. For these reasons, the management of Fiat S.p.A. has directly overseen our luxury sports car operations; accordingly, Ferrari and Maserati’s results have been excluded from those of the Fiat Group Automobiles sector and reported separately.
Maserati
     Maserati operates internationally in the luxury car business. In 2006, in order to improve commercial focus on its principal markets, Maserati set up new sales affiliates in France, Germany, United Kingdom and Switzerland. The Quattroporte model confirmed its position as the top-selling model made by Maserati, with over 3,800 units sold. The new Executive GT and Sport GT versions of the Quattroporte contributed to this result. The Coupé and Spyder models, with over 1,700 units sold in 2006, have recorded a significant increase in sales compared to the previous year. On the racetrack, Maserati Corse won the FIA GT title in both the driver and team categories, and won the Spa 24-hour race for the second year in a row.
     Maserati revenues totaled €519 million in 2006, a decrease of 2.6% from the €533 million recorded by the same operations in 2005 that was attributable in part to the fact that results in the previous year had benefited from sales of the special MC12 street version, which was discontinued in 2006. The Maserati sector contributed 0.9% of our total 2006 net revenues, prior to eliminations and consolidating adjustments.
     The following table shows Maserati’s shipments to dealers in its principal markets for each of the years indicated:

	2006	2005
	Units
Italy	535	567
Europe excl. Italy	1,819	1,783

Total Europe	2,354	2,350
United States	2,310	2,311
Rest of the World	1,070	907

Total	5,734	5,568

     Maserati delivered 5,734 cars to the dealer network, representing a 3.0% increase from the 5,568 units delivered in 2005. Overall growth stemmed primarily from the strong success of the Spyder and Coupé models, deliveries of which increased by approximately 27% and 12%, respectively, from the prior year. In 2006, the United States was the most important market for Maserati with 2,310 units delivered. Excellent results were achieved in other countries, particularly in France, with an increase of approximately 20%; in the U.K. and in Japan, with sales in both countries up by approximately 15%. In the new markets of China and Russia, deliveries grew by approximately 52% and 18%, respectively.
     In 2006, Maserati sold 5,523 vehicles to final customers.
     Demand in the market segment in which the Maserati Coupé and Spyder compete reached 69,900 units worldwide in 2006, with the main competitors being BMW’s Series 6, Jaguar’s XK, Mercedes’ SL 500 and the Porsche’s 911 Carrera models. In the luxury sedan segment, where demand reached 86,760 units worldwide, Quattroporte’s main competitors include Audi’s A8 4.2 — 6.0, BMW’s 750-760, Jaguar’s XJR and Mercedes’ S 500.
     As of December 31, 2006, Maserati had 649 employees, including 574 in Italy.
     This sector currently operates one production facility, which is located in Italy in a building leased from Ferrari.
Ferrari
     On September 29, 2006, we exercised our call option to purchase additional shares representing 28.6% of Ferrari’s voting share capital for a purchase price of €893 million, thus bringing our interest in Ferrari to 85.0% of its voting share capital. For further information, see “Scope of consolidation” and Note 25 to the Consolidated Financial Statements included in Item 18.
     The Ferrari sector’s revenues totaled €1,447 million in 2006, or 12.3% more than the €1,289 million recorded in 2005. This increase was mainly attributable to higher volumes and increase in income from advertising services and royalties from licenses of the Ferrari name. The Ferrari sector contributed 2.4% of our total 2006 net revenues, prior to eliminations and consolidating adjustments.
     In 2006, Ferrari finished a close second in the drivers’ and manufacturers’ competition in the Formula One World Championship. Michael Schumacher will continue to support its team in a technical role in 2007, while Kimi Raikkonen and Felipe Massa are the pair of drivers challenging for the Formula One title.
     The following table shows Ferrari’s shipments to dealers in its principal markets for each of the years indicated:

	2006	2005
Italy	669	662
Europe excl. Italy	2,376	2,246

Total Europe	3,045	2,908
United States	1,709	1,580
Rest of the World	1,084	911

Total	5,838	5,399

     The 8.1% increase in unit shipments in 2006 reflects the commercial and media success of the 599 GTB Fiorano, presented at the Geneva Motor Show in March 2006, which contributed significantly to the positive results of 2006. This model replaced the 575 Maranello product range and received numerous international acknowledgements. However, the most popular models are still the 8-cylinder models: the F430 and the F430 Spider.

     Ferrari’s main geographical markets are Western Europe, the United States, Japan and China. Japan and China are included in “Rest of the World” in the table above.
     Vehicle shipments for the Ferrari brand totaled 5,838 units in 2006, up 8.1% from 5,399 in 2005. Shipments to the United States, which remained the brand’s largest single market, increased by 8.2% to 1,709 units in 2006, compared to 1,580 units in 2005. In Europe, the performance of Germany was particularly significant with 678 units sold, compared to 600 in 2005 (+13.0%). Sales to the Italian dealer network totaled 669 units, compared to 662 in 2005.
     In 2006, Ferrari recorded sales of a total of 5,671 homologated cars (i.e., cars that have the requisite regulatory approvals for use on public roads) to end customers, a 4.8% increase from the 5,409 vehicles sold in 2005. In 2006, Ferrari also sold a total of 174 non-homologated cars to end customers, compared to 18 in 2005.
     The market segment in which Ferrari operates reported a slight contraction, mainly as a result of the decrease in registrations of Aston Martin’s DB9 and Bentley’s Continental GT models. The lower sales of these two models can partly be attributed to a “life cycle” effect, and partly to the expansion of the product line of the same car makers, as a result of the introduction of the new V8 model by Aston Martin and of the Continental GTC (Cabrio) and Flying Spur (sedan) models by Bentley.
     As of December 31, 2006, the Ferrari sector employed 2,870 workers, including 2,684 in Italy.
     The Ferrari sector currently owns and operates two production facilities, both of which are located in Italy. Another plant was leased to Maserati following its transfer to Fiat in 2005.
Agricultural and Construction Equipment
     Our agricultural and construction equipment sector is led by CNH. As of December 31, 2006, our wholly owned subsidiary Fiat Netherlands Holding N.V. (“Fiat Netherlands”) owned approximately 90% of CNH’s outstanding common shares.
     CNH is a global, full-line company in both the agricultural and construction equipment industries, with strong and usually leading positions in most significant geographic and product categories in both agricultural and construction equipment. CNH’s global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents. CNH organizes its operations into three business segments: agricultural equipment, construction equipment and financial services. CNH believes that it is, based on units sold, one of the largest manufacturers of agricultural equipment and one of the largest manufacturers of construction equipment in the world. CNH also believes it has one of the industry’s largest equipment finance operations.
     CNH markets its products globally through its two highly recognized brand families, Case and New Holland. Case IH and New Holland make up the agricultural brand family. Case and New Holland Construction (along with Kobelco in North America) make up the construction equipment brand family. As of December 31, 2006, CNH was manufacturing its products in 39 facilities throughout the world and distributing its products in approximately 160 countries through an extensive network of approximately 11,500 dealers and distributors. On October 25, 2006, CNH announced that two of its manufacturing facilities will be closing by the end of 2008.
     In agricultural equipment, CNH believes it is one of the leading global manufacturers of agricultural tractors and combines based on units sold, and it has leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, CNH has a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, CNH provides a complete range of replacement parts and services to support its equipment. For the year ended December 31, 2006, its sales of agricultural equipment represented approximately 59% of its revenues, sales of construction equipment represented approximately 33% of its revenues and financial services represented approximately 8% of its net revenues.
     CNH believes that it is the most geographically diversified manufacturer and distributor of agricultural equipment in the industry. For the year ended December 31, 2006, approximately 42% of its net sales of agricultural equipment were generated in North America, approximately 33% in Western Europe, approximately 7% in Latin America and approximately 18% in the rest of the world. For the same period in 2006, approximately 49% of its net sales of construction equipment were generated in North America, approximately 30% in Western Europe, approximately 10% in Latin America and approximately 11% in the rest of the world. CNH’s broad manufacturing base includes facilities in Europe, Latin America, North America, China, India and Uzbekistan.
     CNH offers a range of financial services products, including retail financing for the purchase or lease of new and used CNH equipment. To facilitate the sale of products, CNH offers wholesale financing to its dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to maintain a representative inventory of products.
     At December 31, 2006, this sector employed 25,335 workers, including 4,425 in Italy.
     Agricultural Equipment
     CNH’s agricultural equipment product lines sold primarily under the Case IH and New Holland brands, including tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment, sprayers, and grape, cotton, coffee and sugar cane harvesters. In addition, a large number of construction equipment products, such as telehandlers, skid steer loaders and backhoe loaders are sold to agricultural equipment customers. CNH also sells tractors under the Steyr brand in Western Europe.
     In order to capitalize on customer loyalty to dealers and CNH’s relative distribution strengths and historical brand identities, CNH continues to use the Case IH and New Holland (and Steyr for tractors in Western Europe only) brands, and to produce equipment in the historical colors of each brand. CNH believes that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although new generation tractors have a high percentage of common mechanical components, each brand and product remains significantly differentiated by color, interior and exterior styling, internal operator features and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation. Distinctive features that are specific to a particular brand (such as the Supersteer® axle for New Holland, the Case IH tracked four-wheel drive tractor, Quadtrac®, and front-axle mounted hitch for Steyr) have been retained as part of each brand’s identity.
     Construction Equipment
     CNH’s construction equipment product lines are sold primarily under the Case or New Holland Construction brands. Case provides a full line of products on a global scale utilizing the Sumitomo technology for its key crawler excavator product. The New Holland Construction brand family, in conjunction with its global alliance with Kobelco Japan, also provides a full product line on a global scale. In February 2005 the historical New Holland brand family reorganized all of its dealer networks outside of North America to focus on the New Holland Construction brand name.
     CNH’s products often share common components to achieve economies of scale in R&D and manufacturing. CNH differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, operator controllability, product serviceability, color and styling to preserve the unique identity of each brand.
     Product Development
     CNH continuously reviews opportunities for the expansion of its product lines and the geographic range of its activities. CNH is focusing on improving product quality, with a goal of achieving best-in-class product quality and reliability. In addition, CNH is emphasizing enhanced differentiation between the Case and New Holland brands to increase their market attractiveness. This includes CNH’s continuing engine development efforts and combining the introduction of new engines to meet new emissions requirements with additional innovations anticipated to refresh its product line. Improved product quality and reliability coupled with CNH’s initiatives to improve its dealer and customer support should allow CNH to more fully capitalize on its market leadership positions throughout the world.
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
     Markets and Competition
     In 2006, overall worldwide market demand, on a unit basis, for major agricultural equipment product lines was approximately 9% higher than in 2005. Worldwide demand for tractors increased by about 9%, on the strength of an approximate 25% increase in demand in Rest of World markets. Industry demand in North America was down 3% compared with 2005, while demand in Western Europe is estimated to have increased by approximately 3% and tractor industry demand in Latin America was flat. Worldwide demand for combines was estimated to be down approximately 7% over the level in 2005, driven by an approximate 36% decline in combine industry volumes in Latin America. Market demand in North America was down 7% compared with 2005, while demand in Western Europe decreased by about 6% and increased in Rest of World markets by about 10%. On a unit basis, CNH’s worldwide retail sales of major agricultural equipment declined. This sector’s overall tractor market share and combine market share were essentially flat from 2005. At year-end, total company and dealer inventories were about one-half of a month lower than at year-end 2005, on a forward-month supply basis.
     Worldwide market demand for major construction equipment product lines in which CNH competes increased by about 8% on a unit basis in 2006 compared with 2005. Market demand increased in all markets excluding North America. World market demand for backhoe loaders, on a unit basis, increased by about 7%, while demand for skid steer loaders decreased by about 5%. In total, worldwide market demand for light construction equipment, on a unit basis, increased approximately 10%. Worldwide demand for this sector’s heavy construction equipment product lines increased by approximately 14%. On a unit basis, CNH’s construction equipment market share was essentially flat compared to 2005. Worldwide wholesale unit volumes of this sector’s major construction equipment products increased by approximately 2%. At year-end, total company and dealer inventories were about one month lower than at year-end 2005, on a forward-month supply basis.

     Net revenues of agricultural equipment in 2006, in US dollar terms, were approximately flat compared to 2005. Excluding the translation impact of variations in foreign exchange rates, agricultural equipment net sales would have been down 2%. Worldwide, in addition to the currency impact, net revenues were affected by improved pricing and new products, which were offset by lower volumes and an unfavorable mix, primarily resulting from the CNH actions to reduce its dealers’ inventory.
     Net revenues of construction equipment, in US dollar terms, increased by approximately 9% in 2006 compared with 2005. Approximately 1 percentage point of this increase resulted from the translation impact of variations in foreign exchange rates. Worldwide, in addition to the currency impact, net revenues increased as a result of improved pricing, higher volumes, improved product mix and new products.
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
     The construction equipment industry also is highly competitive. CNH competes with global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, including Caterpillar, Komatsu Construction Equipment, TEREX Corporation and Volvo Construction Equipment Corporation; regional full-line manufacturers, including Deere & Company, J.C. Bamford Excavators Ltd. and Liebherr-International AG; and product specialists operating on either a global or a regional basis, including Ingersoll-Rand Company Limited (Bobcat), Hitachi Construction Machinery, Ltd. (“Hitachi”), Sumitomo Construction, Manitou B.F. S.A., Merlo S.p.A., Gehl Company, Oshkosh Truck Corporation. In China, our competitors include Guangxi Liugong Construction Machinery Group Co., Ltd (Liugong), Xiamen Xiagong Group Co., Ltd (XEMC), Longgong (China) China Infrastructure Machinery Holdings (China), and Shandong Lingong Construction Machinery Co., Ltd (Lingong) (majority owned by Volvo).
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
     Distribution
     As of December 31, 2006, CNH was selling and distributing its products through approximately 11,500 dealers and distributors in approximately 160 countries worldwide. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both types of equipment.

Construction equipment dealers tend to be fewer in number, larger in size, better capitalized and located in more urban areas. Agricultural dealers tend to be greater in number, but smaller in size and located in rural areas.
     Large construction equipment dealers often complete their product offering with products from more than one manufacturer, due to historical relationships that have persisted through the consolidation of the industry.
     In connection with CNH’s program of promoting its unified brand names and identity, CNH generally seeks to have its dealers sell a full line of CNH products (such as tractors, combines, hay and forage, crop production, and parts). Generally, CNH achieves greater market penetration where each of its dealers sells the full line of products from only one CNH brand. Although appointing dealers that sell more than one of CNH’s brands is not part of CNH’s business model, some joint dealers exist, either for historical reasons or in limited markets where it is not feasible to have separate dealers for each CNH brand. In some cases, dealerships are operated under common ownership with separate facilities for each of CNH’s brands.
     Exclusive, dedicated dealers generally provide a higher level of market penetration. Therefore, such dealers complement CNH’s strategy of full product lines for all global brands. Some of CNH’s dealers in the United States, Germany and Australia may sell more than one brand of equipment, including models sold by CNH’s competitors. Elsewhere, CNH’s dealers are generally exclusive, but may share complementary products manufactured by other suppliers in other product categories in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through CNH. This is particularly true of specialty products, such as equipment adapted for particular crops.
     In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, the distribution of CNH’s products is generally accomplished directly through the dealer network. In markets in the rest of the world, CNH’s products are sold initially to distributors who then resell them to dealers in an effort to take advantage of such distributors’ expertise and to minimize CNH’s marketing costs. Generally, each of its distributors in Rest of World markets has responsibility for an entire country.
     A strong dealer network with wide geographic coverage is a critical element in the success of any manufacturer of agricultural and construction equipment. CNH continually works to enhance its dealer network through the expansion of its lines of products and customer services, including enhanced financial services, and an increased focus on dealer support. To assist its dealers in building rewarding relationships with their customers, CNH has introduced focused customer satisfaction programs and seeks to incorporate customer input into its product development and service delivery processes.
     As the equipment rental business becomes a more significant factor in both the agricultural and construction equipment markets, CNH is continuing to support its dealer network by facilitating sales of equipment to the local, regional and national rental companies through its dealers as well as by encouraging dealers to develop their own rental activities. CNH believes that a strong dealer service network is required to maintain the rental equipment and to ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the second-hand market. CNH’s product performance is key to maintaining CNH’s quality reputation, its attractiveness to the rental customer and its resale value on the used equipment markets. CNH has launched several programs to support its dealer service and rental operations including training, improved dealer standards, financing, and advertising. Also, as the rental market is a capital-intensive activity and sensitive to variations in construction demand, CNH believes that any such activities should be expanded gradually, with special attention to managing the resale of rental units into the secondary market by its dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.
     In the United States and Canada, CNH is contractually obligated to repurchase new equipment, new parts, business signs and manuals from former dealers following CNH’s termination of the dealership if the former dealer so elects. Outside of North America, repurchase obligations and practices vary by region. In addition to the contractual repurchase obligation, certain jurisdictions have agricultural and construction equipment dealership laws that require CNH to repurchase new equipment and new parts at statutory amounts.
     In addition to its dealer network, CNH participates in several joint ventures, the most significant of which are described below. As part of CNH’s strategy, CNH uses these joint ventures to enter and expand in emerging markets, which involve increased risk.
•	In Japan, CNH owns 50% of New Holland HFT Japan Inc. (“HFT”) which distributes CNH’s products in that country. HFT imports and sells a full range of New Holland’s agricultural equipment.

•	In Japan, CNH also owns 20% of Kobelco Construction Machinery Co., Ltd. which manufactures and distributes construction equipment, primarily in Asia. Kobelco Construction Machinery Co., Ltd. is also a partner with CNH in joint ventures in Europe and North America, with CNH being the majority shareholder. These joint ventures manufacture and distribute construction equipment in Europe under the New Holland Construction brand and in North America under both the New Holland Construction and Kobelco brands.

•	In Pakistan, CNH owns 43% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors.

•	In Turkey, CNH owns 37% of two joint ventures, New Holland Trakmak Traktor ve Ziraet Makineleri A.S. and Turk Traktor ve Ziraet Makineleri A.S. New Holland Trakmak Traktor distributes New Holland tractors in Turkey. Turk Traktor manufactures various models of New Holland tractors.

•	In Mexico, CNH owns 50% of CNH de Mexico S.A. de C.V., which manufactures and distributes New Holland agricultural and construction equipment for both the Case and New Holland Construction brand families.
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
     CNH’s capital expenditures in fixed assets (property, plant, equipment and leased assets) for 2006 amounted to €214 million, as compared with a total of €214 million in 2005, and were principally related to its initiatives to introduce new products, enhance manufacturing efficiency, further integrate its operations, expand environmental and safety programs and support long-term leasing business.

     Financial Services
     CNH Financial Services is CNH’s captive financing arm, providing financial services to dealers and customers in North America, Australia and Brazil. In conjunction with CNH’s joint venture with BPLG, a wholly owned subsidiary of BNP Paribas, CNH Financial Services provides retail customer financing in Western Europe and has begun the process of managing dealer receivables in certain countries in Western Europe. The principal products offered on a worldwide basis are retail loans to end customers and wholesale financing to CNH’s dealers. As of December 31, 2006, CNH Financial Services managed a portfolio of receivables of approximately $15.5 billion, including both on- and off-book assets and receivables managed for its joint venture in Western Europe. North America accounts for approximately 63% of the managed portfolio, Western Europe 20% (which includes the receivables of its joint venture with BPLG), Brazil 12% and Australia 5%. CNH Financial Services also provides insurance products to end-user customers and CNH’s dealer network.
     CNH Financial Services’ mission is to improve the effectiveness of its finance activities in supporting the growth of CNH’s equipment sales and to contribute to building dealer and end-user loyalty. CNH’s strategy for meeting these objectives is to grow its core financing business through higher financing penetration of CNH’s equipment sales, expansion of its services offerings, new product development, marketing promotions and events and growth in markets where CNH sells equipment but does not provide financing and other services. In addition, CNH Financial Services is focused on improving credit quality and service levels and increasing operational effectiveness. CNH Financial Services also continues to grow its financing business in Western Europe as CNH leverages its joint venture arrangement with BPLG to broaden its financing activities to cover CNH-branded products in all the countries CNH serves. CNH Financial Services also seeks to expand its financing of used equipment through CNH’s dealers and related services, including expanded insurance offerings. In Western Europe and Brazil, CNH has extended its North American business model for centralizing the management of wholesale receivables within CNH Financial Services.
Trucks and Commercial Vehicles
     Since January 1, 2006, Iveco’s powertrain business has been included in the FPT sector. The figures for 2005 presented below have consequently been reclassified by excluding the powertrain business from Iveco and allocating it to FPT.
     Our trucks and commercial vehicles operations are conducted through Iveco and its subsidiaries and include the manufacture and sale, primarily to customers in Western Europe, of (i) trucks and commercial vehicles (under the Iveco brand); (ii) buses (under the Irisbus brand); and (iii) firefighting vehicles and other specialty vehicles (under the Iveco, Magirus and Astra brands). At December 31, 2006, this sector employed 24,533 workers, including 9,337 in Italy.
     Iveco has in recent years renovated and rationalized its manufacturing facilities, giving each of its plants a specific mission in the production of its product line. During 2006, heavy vehicles were manufactured in Germany, Spain and Latin America (Brazil, Venezuela, Argentina); medium vehicles in Italy, Argentina and Brazil; light vehicles in Italy, Spain, Brazil and Venezuela; and specialized vehicles in Italy, Germany and France. Buses are manufactured by this sector’s bus division in France, Italy, Spain, Hungary and the Czech Republic. This sector’s manufacturing activity also included the production of body components such as cabs, frames and pressed parts (in Italy).
     In China, this sector’s Naveco joint venture (50% owned by Iveco and 50% by Nanjing Automotive Corporation Group) is active in both the light vehicle and light bus segments. In 2005, Iveco also had a 50-50 joint venture with Changzhou Changjiang Bus Group Co. (“CBC”) for the production and sale of buses. At the end of January 2006, Iveco transferred its 50% investment in the joint venture to the other shareholder, CBC.
     New Organization Structure
     With effect from the beginning of 2006, Iveco has re-shaped its organization in order to structurally improve its competitive position. The team directed by Iveco’s CEO, Paolo Monferino, is implementing a plan based on quick and lean management processes, the realization of internal synergies, an enhanced global approach, and focusing resources on customers. In line with the objectives of the Fiat Group, the main philosophy behind the new organization is centered on the attribution of greater responsibility to individuals, team work and rapid response.
     Product Development
     In 2006, Iveco continued updating its product range. In May 2006, Iveco launched the New Daily (Euro 4), in the van, cabin and minibus versions, all with Euro 4-compliant engines. Presented with the slogan “Professional DNA”, the New Daily is confirming its position as a solid and reliable vehicle in the segment. It can be equipped with a stability control system and a cutting-edge electrical and electronic system. At December 31, 2006, about 50,000 orders had been received throughout Europe. In 2006, Iveco also presented the new Citelis bus, designed to cater to the demands of the public transportation sector thanks to its environmentally friendly features. This city bus is equipped with a Cursor 8 engine. At the 61st Hannover 2006 Motor Show, Iveco showcased the Stralis, Trakker, Eurocargo and New Daily Vehicles and presented the Astra ADT30 dumper for extremely heavy quarry activities, the Superdragon x8 airport fire-fighting vehicle, the Iveco Magirus fire appliance ladder, the Citelis urban transport bus and the new Domino people carrier. It also presented a prototype heavy vehicle comprised by a semi-tractor trailer rig on a Stralis AS base. At the AUTOTEC Motor Show held in Brno, Czech Republic, Irisbus presented the new Crossway Bus, which is available in three lengths and with two different powertrains (Tector and Cursor Euro 4). The new rigid structure of the Crossway enables it to comply fully with the ECE R66 passenger safety regulation. In May 2007, Iveco presented at the congress of the International Union of Public Transport the new Crossway LE, a suburban bus model with a suspension tilt device and wheelchair user platform that optimizes accessibility for disabled people. Irisbus also broadened its product line, focusing on low-emission vehicles, with special emphasis on urban transportation vehicles fueled with natural gas. In March 2007, Iveco launched the new Stralis, the latest evolution of its heavy-range vehicles equipped with Euro 5 compliant engines.
     Markets and Competition
     In 2006, demand in Western Europe for commercial vehicles with a curb weight of 2.8 tons or more, as measured by new registrations, increased to approximately 1,132,300, up 2.3% from 2005. Demand rose in France (+3.6%) and Germany (+3.2%), while a slight decline was recorded in Italy (-1.9%), in the United Kingdom (-1.1%) and Spain (-0.2%). Although Iveco conducts operations throughout the world, Western Europe is its principal market, accounting for 74.4% of its 2006 unit sales.
     Iveco sells its vehicles in three market segments: light vehicles (for this sector, this is defined to mean vehicles with a GVW of 2.8 to 6.0 tons), medium vehicles (6.1 to 15.9 tons) and heavy vehicles (16 tons and higher).
     New registrations in the light vehicle segment in Western Europe increased 1.8% to approximately 791,500 units in 2006, as compared to approximately 777,400 in 2005. The most significant increases were recorded in France (+6.4%) and in the smaller markets of Western Europe, while the demand was essentially unchanged in the United Kingdom and decreased in Italy (-2.8%), in

Spain (-1.2%) and in Germany (-0.6%). Market demand for medium vehicles increased 1.9% to approximately 80,600 units (79,100 units in 2005): the German and Spanish markets posting gains (7.4% and 2.3% respectively), that were partially offset by a decline in new registrations in the United Kingdom (-8.2%), in Italy (-3.4%) and in France (-2.3%). Demand also increased in the heavy vehicle segment, with new registrations up 3.7% in 2006 to approximately 260,200 units (250,800 units in 2005), mainly as a result of increased demand in Germany (+11.9%), Spain (+1.9%) and Italy (+1.5%), while demand in France and in U.K. decreased 3.9% and 2.7%, respectively.
     Iveco’s main competitors are other European manufacturers of the full range of trucks and commercial vehicles, such as Mercedes Benz and Renault Trucks (Volvo Group), and manufacturers of specialized vehicles for certain segments, such as M.A.N. and Volvo (medium and heavy vehicle segments), Scania (heavy vehicle segment) and Ford Europe, Volkswagen and Fiat Group Automobiles (light vehicle segment).
     The following table sets forth for the years indicated unit sales in thousands of Iveco vehicles (including light commercial vehicles, buses and other vehicles) in this sector’s principal markets, the percentage of this sector’s unit sales represented by each market and Iveco’s market share.

	2006			2005
		Percentage	%		Percentage	%
	Units	of units	Market	Units	of units	Market
	sold	sold	share	sold	sold	share
Italy	36.0	19.8	27.8	37.9	22.0	29.4
Western Europe (excluding Italy)	99.1	54.6	8.7	93.1	54.0	8.6

Total Western Europe	135.1	74.4	10.7	131.0	76.0	10.9
Rest of the World	46.4	25.6		41.5	24.0

Total	181.5	100.0		172.5	100.0

     The following table sets forth this sector’s unit sales in thousands by product segment — light, medium and heavy trucks and commercial vehicles, buses and other vehicles – for each of the years indicated.

	2006	2005
Light commercial vehicles.	100.6	95.7
Medium commercial vehicles	21.8	21.3
Heavy commercial vehicles.	45.2	42.8
Buses	9.3	8.5
Other vehicles (1)	4.6	4.2

Total	181.5	172.5

(1)	Astra, defense and firefighting vehicles.
     In 2006, Iveco delivered approximately 181,500 vehicles worldwide, or 5.2% more than in 2005. Iveco’s sales, including those by associated licensees (5,200 units) and those by Naveco joint venture (20,000 units), amounted to approximately 206,700 units (as compared to 255,300 units in 2005). The units delivered by the Indian associated company Ashok Leyland are no longer included in the 2006 figures as our indirect minority interest in that company was sold in August 2006. The 2005 figure included 59,600 units sold by the above-mentioned company. In Western Europe, Iveco delivered approximately 135,100 vehicles, or 3.2% more than in 2005. Iveco reported significant increases in unit sales in Germany (+21.0%) and Spain (7.1%). Its sales remained quite stable in France (+1.1%), while falling in the United Kingdom (-9.9%), and in Italy (-5.1%), partly due to the general decline in market demand.
     Iveco’s share of the overall Western European market for vehicles with a GVW of 2.8 tons or more declined to 10.7% in 2006, or by 0.2 percentage points from the level recorded in 2005. Its share of the light vehicle segment was 9.1% (down from 9.3% in 2005). In the medium vehicle segment, Iveco’s market share contracted by 0.9 percentage points, reaching a level of 25.4%, while in the heavy vehicle segment, its share remained substantially unchanged at 10.9%. Iveco nonetheless maintained its second-place ranking in the Western European medium vehicle segment, behind Mercedes.
     Iveco’s sales to Eastern European countries rose to 19,700 units, a 25.0% increase compared to 2005, primarily as a consequence of market growth. In non-European markets, Iveco sold approximately 26,700 vehicles, a 3.5% increase from 25,700 vehicles in 2005, with demand rising in Africa and the Middle East and demand remaining stable in Latin America. In China, the Iveco sector’s Naveco joint venture produced and sold approximately 20,000 light vehicles, up 11.0% from 2005. In Turkey, Otoyol, a joint venture with the Koç Group in which Iveco holds a 27% interest, sold approximately 5,200 units, essentially unchanged compared to 2005.
     In 2006, Iveco delivered a total of 9,300 buses, marking a 9.4% improvement over 2005. Irisbus’s share in the Western European market rose to 20.6% in 2006 (+0.3 percentage points compared to 2005). This sector’s market share for buses slightly decreased in Spain (-1.2 percentage points), and in the United Kingdom (-0.9 percentage points), held relatively steady in Italy and increased in France and Germany (respectively +2.7 and +1.3 percentage points). In Western Europe, the bus market substantially remained at the same level as in 2005 (34,600 units), and increases in France (+7.5%) and Germany (+6.9%) were essentially offset by decreases in Spain (-7.4%), Italy (-3.9%) and the United Kingdom (-2.6%).
     Distribution
     Iveco has adopted a global strategy of distributing its products through networks of independent, professional dealers, as well as through Iveco-owned dealers and branches, seeking to provide high-quality service with a widespread geographic presence. At December 31, 2006, Iveco had 515 commercial vehicles dealers in its network (excluding China and India) covering all parts of the world, including 227 in Western Europe, 76 in Eastern Europe, 100 in Africa and the Middle East, 71 in Central and South America and 41 in the Asia Pacific region. At the same date, Iveco also had 112 bus dealers and 34 special vehicles dealers worldwide. In 2006, Iveco had 3,038 service points (of which 2,274 are in Western Europe).
     During 2006, Iveco’s management took different approaches to network organization in different regions: in Western Europe and other mature markets, such as those in Central and Eastern Europe, it further consolidated its dealer network as part of its efforts to improve the quality of customer service, to increase profitability and reduce the overall cost of distribution. This sector is focusing on the achievement of qualitative standards set by its dealership agreements; these standards are designed to ensure a consistent level of high-quality service, as measured through a self-assessment procedure and confirmed by specific audits. Following the introduction in 2003 of new dealership contracts to comply with the EU’s block exemption rules, an increasing number of countries outside of the EU (particularly those in Central Europe, as well as Turkey) have adopted this regulation as a standard for regulating automotive distribution. Iveco is therefore introducing new agreements based on the principles of non-exclusivity and qualitative standards in these markets, in a process that started in 2004 and is expected to be completed by the end of 2007. The reorganization of Iveco’s distribution network in South and

Central America, particularly in Brazil and Argentina, on the other hand, is aimed at capitalizing on current favorable market conditions; improving dealer standards is still in progress.
     Production
     Iveco operates 27 manufacturing facilities, including 8 in Italy, 4 in France, 3 in Spain, 4 in Germany, one in each of Brazil, Hungary, Austria, the Czech Republic, Argentina, Australia, Ethiopia and Venezuela. Together, these factories produced a total of approximately 183,000 vehicles in 2006 (170,500 vehicles in 2005).
     In 2006, Iveco also continued to consolidate its portfolio of maintenance and repair contracts, with a total number of approximately 40,500 contracts in effect at December 31, 2006, compared to 41,000 at the end of 2005.
     Capital expenditures in fixed assets (property, plant, equipment and leased assets, excluding vehicles sold with buy-back commitments) for the year amounted to €210 million, of which €172 million related to industrial investments, as compared with a total of €110 million in 2005, with the increase being largely attributable to the completion of certain major investment programs, including that for the New Daily, Euro 4 – 5 medium heavy vehicles, and new bus ranges. Investments in vehicles used for fleet leasing activities accounted for the remaining €38 million of the 2006 total (having totaled €25 million in 2005).
     International Strategy
     Iveco’s international expansion in recent years has focused on joint ventures (such as those active in China and Turkey) and licensing agreements in markets where management believes opportunities for growth exist. Vehicles are currently produced for Iveco by companies outside the Group in Asia, the Middle East and Africa. In 2006, Iveco focused on its growth strategy, especially in China. In September, Iveco signed an agreement with SAIC Motor Corporation Ltd and Chongqing Heavy Vehicle Group Co. Ltd to establish a joint venture in the field of heavy commercial vehicles. On the basis of this agreement, Iveco and SAIC set up a 50-50 joint venture named SAIC Iveco Commercial Vehicles Investment Company Ltd. for the acquisition of a 67% share of the capital of Chongqing Hongyan Automotive Co. Ltd, from the Chongqing Heavy Vehicle Group. In September, Iveco also signed an agreement with NAC, according to which Naveco will acquire all of the commercial vehicle activities of the Yuejin Motor Company, a subsidiary of NAC. This initiative falls within the scope of Iveco’s strategy to offer a complete range of commercial vehicles in China.
     Financial Services
     Since the 2005 agreement with Barclays Mercantile Business Finance Ltd, the financial services activities for Iveco products in France, Germany, Italy, Switzerland and the U.K. have been managed by Iveco Finance Holdings Limited, a company in which Iveco holds a 49% interest. The purpose of Iveco Finance Holdings is to provide Iveco’s customers and dealers with competitive truck and commercial vehicle financing by combining Barclays’ strength and competitiveness in the financing business with Iveco’s expertise in the research, development, design, manufacture and marketing of trucks and commercial vehicles. Barclays Asset and Sales Finance already has a strong presence in many of Iveco’s principal markets and management expects Iveco Finance Holdings to provide opportunities for further expansion of existing operations, as well as the development of new markets.

     The number of vehicles financed by Iveco (including those financed through Iveco Finance Holdings) rose from 34,700 in 2005 to 35,800 in 2006, representing 23.4% of vehicles sold, largely unchanged from the previous year.
Fiat Powertrain Technologies
     Since January 1, 2006, the FPT sector includes both our operations relating to engines and transmission for automobiles and light commercial vehicles (the “Passenger and Commercial Vehicles” product line), over which Fiat regained control in May 2005 following termination of the Master Agreement with General Motors, as well as the Industrial and Marine product line, which were part of the Iveco sector until December 31, 2005. In addition, FPT includes CRF’s powertrain research activities and coordinates Elasis powertrain activities.
     Approximately 74% of the FPT sector’s revenues, which amounted to €6,145 million in 2006, were generated by transactions with other members of the Fiat Group, while sales to third parties and joint ventures represented approximately 26% of these revenues. The FPT sector reported revenue growth of 36.0% from the previous year, benefiting from both the inclusion of the Passenger and Commercial Vehicles product line for the full year (as opposed to the period from May through December in 2005) and the rising sales volumes of its principal customers, particularly Fiat Group Automobiles. The FPT sector’s revenues represented 10.3% of our 2006 net revenues, prior to eliminations and consolidating adjustments.
     With respect to the Passenger and Commercial Vehicles product line, FPT sold 2,328,000 engines in 2006 (approximately 22% of which were diesel engines sold to General Motors and Suzuki), compared to 1,316,480 in 2005 and 1,695,000 transmissions (mainly sold to Fiat Group Automobiles), compared to 1,023,086 in 2005.
     With respect to the Industrial and Marine product line, FPT sold 444,000 engines in 2006 (+1.9% from 2005), mainly to Iveco (44%), CNH (19%), and Sevel (24%), the joint venture between Fiat Group Automobiles and the PSA Group. Furthermore, 113,000 transmissions (-1.4% from 2005) and 262,000 axles (+9.3% from 2005) were sold in 2006.
     Several important agreements reached by the Fiat Group with international partners involved FPT. In December 2006, FPT, Iveco and SAIC Motor Corporation signed an agreement to establish a long-term partnership in China in the field of medium and heavy diesel engines. Industrial plans include the manufacturing of three different medium and heavy engine ranges: F5, NEF (4- and 6-cylinder versions), and Cursor 9. An agreement was announced at the end of 2006 with Tata Motors envisaging production in India of the small diesel engine, the Fire family of gasoline engines, and transmissions. In December 2006, FPT and the Russian company Severstal Auto announced the signing of a Memorandum of Understanding for the establishment of a joint venture in Russia to produce the F1A diesel engine to be installed on the Fiat Ducato and adapted for Severstal Auto’s new SUV.
     During the year, FPT’s Passengers and Commercial Vehicles product line continued developing innovative powertrains for Fiat Group Automobiles, to be used on Fiat, Lancia, and Alfa Romeo branded cars.
     In the area of gasoline engines, efforts continued to focus on development and initial industrial production of turbo versions of the Fire family of engines, with 120hp and 150hp versions for the Fiat Bravo and Fiat Grande Punto models. In the methane-powered engine segment, activity continued with the introduction of the Fire 1.2 CNG (Compressed Natural Gas) engine to be used on the Panda model.

     With respect to the high-end segments of the market, the number of engines offered with the diesel particulate filter increased. FPT also continued the development of a new 1.6 liter diesel engine.
     In the transmission segment, FPT developed an advanced transmission system for the Alfa Romeo 147 and GT models. FPT also started production of a new transmission made at the Termoli plant and sold to the Sevel joint venture. This transmission is used not only on the Ducato model but also on the commercial vehicles of the Peugeot and Citroën brands.
     With respect to engines, FPT intends to continue developing its Multijet common rail engine technology, upgrading the Fire family of engines and gasoline engines in general, improving quality and reducing fuel consumption. The efforts include the development of a new 2.0-liter diesel engine, the extension of supercharging features to other families of gasoline engines, together with the adoption of fuel injection, and the development of further innovative content for transmission systems.
     Substantial resources were allocated in 2006 towards reducing emissions in cutting-edge powertrains. These consist of projects aimed at ensuring compliance with the Euro 5 and Euro 6 emission standards. Production of Euro 5 powertrains is schedule to begin in the second half of 2008, which is earlier than the deadlines established by the applicable EU regulations. FPT also continued to implement the corporate average fuel economy plan we have agreed upon with Fiat Group Automobiles, which are designed to reduce CO2 emissions and fuel consumption in order to meet fuel consumption limits self-imposed by the European car industry.
     The Industrial and Marine product line’s objective is to design and manufacture engines for vehicle applications (on-highway) and industrial and agricultural applications (off-highway). In 2006, this product line initiated production of all versions of Euro 4 diesel engines for automotive applications and gas versions for urban mass transit line.
     In the light-range engine segment of the Industrial and Marine product line, in 2006, FPT started production of the F1A 2.3 litre 136hp and F1C 3 litre up to 176hp engines that equip the Daily and the Ducato models. Versions equipped with the diesel particulate filter were also developed. These reduce almost to zero the emissions of the solid particles usually produced by diesel engines. The 4- and 6-cylinder Tector engines in the medium-range segment, and the Cursor 6-cylinder 8, 10, and 13 litre range in the heavy engine segment, were also made Euro 5 compliant, in advance of the effective date of the standard scheduled for 2009.
     For off-highway applications, NEF 4- and 6-cylinder common rail engines that comply with TIER-3 pollution standards were introduced in 2006. A new engine is being developed for CNH that will be used on agricultural and industrial equipment of up to 100hp. We intend to further develop this engine so as to bring it in compliance with TIER-4 stage 1 limits, which will come into effect in 2012. Beginning in the second half of 2006, the Cursor range for agricultural and industrial applications has been expanded to include a version which, for the first time in this range, features the common rail injection system.
     FPT intends to reinforce its technological leadership in the Industrial and Marine product line engines for the whole range of truck, agricultural, industrial, and marine applications and complete development of the technologies that will be necessary to meet future legal limits on pollution, while also reducing fuel consumption.
     The FPT sector operates worldwide through 16 production plants, of which eight are located in Italy, three in France, two in Brazil and one in each of Poland, Spain and Turkey. At December 31, 2006, the FPT sector employed 18,924 workers (of which 13,535 are in Italy), including Iveco’s employees working on powertrain activities, which are considered part of the FPT sector.
Components
     Our operations in the components sector are led by our wholly owned subsidiary Magneti Marelli.
     Magneti Marelli supplies components to nearly all of the world’s major car manufacturers, including the PSA Group, Renault, Volkswagen, DaimlerChrysler, BMW, Ford and Opel (GM’s European subsidiary) as well as to other companies of the Fiat Group (Fiat Group Automobiles, Iveco, FPT, Maserati and Ferrari). Magneti Marelli is among the largest European producers of lighting systems. The components sector contributed 7.5% of our 2006 net revenues, prior to eliminations and consolidating adjustments.
     In 2006, Magneti Marelli operated principally through five business units: lighting, engine control, automotive suspensions, electronic systems and exhaust systems.
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
     In 2006, global production of cars and light commercial vehicles increased by approximately 4.3%, reaching roughly 66 million units, although performance varied across countries and geographic regions, and increases were concentrated mainly in South America, Eastern Europe and Asia. The Western European market has remained relatively steady since 2005, with a total production of 16 million units, and production was stable in the majority of the region’s individual countries.
     In 2006, a significant portion of this sector’s budget was devoted to investments in research and development and capital expenditures, which amounted to €420 million, or 9.4% of Magneti Marelli’s revenues (compared to €425 million, or 10.5% of revenues, in 2005). This amount included €203 million of investments in tangible fixed assets and €217 million in research and development projects, which were focused on product innovation.
     This sector operates worldwide through 49 production plants, of which 13 are located in Italy, eight in Brazil, five in France, four in Mexico, three in each of Poland, Spain and China, two in each of the United States and Germany, and one in each of Russia, Argentina, the Czech Republic, Malaysia, Turkey and South Africa. As of December 31, 2006, this sector employed 25,195 workers, including 6,679 in Italy.
     In 2006, Magneti Marelli reported revenues of €4,455 million, an increase of 10.5% from the €4,033 million reported in 2005. Effective May 1, 2006, Magneti Marelli transferred to Fiat Group Automobiles the activities relating to the final assembly of suspension system on Fiat vehicles in its Cassino, Pomigliano and Melfi plants, and, effective June 1, 2006, transferred similar activities in the Mirafiori plant. Improved sales results at all business units, largely reflecting new products with a higher technology content, such as the diesel injection systems in the engine control business unit, drove the increase in revenues, notwithstanding the transfer of the suspension assembly activities.
     In 2006, approximately 80 new projects were started at the lighting business unit, which reported an increase in revenues compared to 2005. Magneti Marelli also reported increasing revenues compared to 2005 at its electronic systems business unit, which sells its products to Fiat Group Automobiles and companies in the Fiat and Volkswagen Groups. In addition, Magneti Marelli’s automotive suspension business unit reported higher sales driven by new Fiat applications and new products for GM, Opel and PSA.
     In 2006, approximately 38% of the Magneti Marelli sector’s revenues came from sales to other Fiat Group companies, as compared with approximately 37% in 2005.
Metallurgical Products
     Our metallurgical products sector is led by Teksid, of which we own 84.8%. The remaining 15.2% stake is owned by Renault S.A.
     Teksid, which in 2006 comprised both a cast iron business unit and a magnesium business unit, contributed 1.6% of our total 2006 net revenues, prior to eliminations and consolidating adjustments.
     In 2006, Teksid’s cast iron business unit, which produces cast iron auto parts, saw a decline of 5.6% in its revenues primarily due to a 6.5% decline in sales volumes, mainly as a consequence of the sale of the French subsidiary SBFM in 2006. If one were to exclude the effect of this change, Teksid’s revenues for 2006 would have shown a 7.2% growth compared to 2005, reflecting both a favorable trend in exchange rates (particularly those between the Euro and the Brazilian Real) and an increase in sales volumes on the Brazilian market. Teksid operates in China through the joint venture called Hua Dong Teksid Automotive Foundry, which is accounted for using the equity method. Sales by Hua Dong Teksid in 2006 were 20.2% higher than in 2005.
     Teksid’s magnesium business activities had been carried out through Meridian Technologies Inc., a 51%-owned joint venture with Norsk Hydro Aluminium AS. This unit’s revenues declined 5.2% in 2006, primarily due to a 6.2% decrease in sales volumes. Teksid’s strategy of re-focusing on its core business led to the decision – taken together with its joint venture partner — to dispose of the magnesium business. An agreement with a pool of investors led by the Swiss holding Estatia A.G. was signed in December 2006 and the closing of the sale took place at the beginning of March 2007. The sale of Meridian Technologies gave rise to a loss of €29.2 million, which had already been booked in our financial statements as of December 31, 2006.
     In 2006, Teksid reported overall revenues of €979 million, a decrease of 5.5% from €1,036 million in 2005, mainly as a result of a decrease in volumes at Meridian Technologies and of the sale of the above-mentioned French subsidiary SBFM. In 2006, approximately 23.0% of Teksid’s revenues were derived from sales within the Group, compared to 19.9% in 2005.
     Teksid’s principal competitors are divisions of other automobile manufacturers, as well as other manufacturers of metallurgical products operating in different markets. Competition is based primarily on price and the reliability of the products, which in turn is dependent upon the technology used to produce them.
     At December 31, 2006, the metallurgical products sector had 11 manufacturing facilities, consisting of two in Italy and one in each of the France, United States, Brazil, the United Kingdom,

Poland, Mexico, Canada, Portugal and China. As of December 31, 2006, Teksid employed 8,342 workers, including 818 in Italy. Following the sale of Meridian Technologies, as of March 31, 2007, the number of employees was down to 7,243.
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
     Fiat also has similar rights to purchase Renault’s stake under these same conditions should they occur and Renault decide not to exercise its put right. See Note 32 (ii) to the Consolidated Financial Statements included in Item 18 for a discussion of these agreements.
Production Systems
     Our wholly owned subsidiary Comau is the lead company of the production systems sector. Comau’s core business is the engineering and manufacturing of industrial automation systems and related products, mainly for the automotive industry. Its principal products include metalworking systems, mechanical assembly systems, body welding and assembly systems, sheet metal dies and injection molds, handling systems, robotics, product and process engineering, software engineering and systems, and specialized maintenance services. This sector’s principal customers are international automotive manufacturers, including the automotive sectors of the Fiat Group.
     In 2006, the production systems sector contributed 2.1% of our net revenues, prior to eliminations and consolidating adjustments.
     In 2006, Comau’s reference market continued to be uncertain, with shrinking volumes and intense pressure on prices. Car manufacturers in the European Union and North America generally scaled back their investment programs, but they did not stop introducing new models on the market. They continued to focus on converting existing facilities and rationalizing production capacity, while investments in new “greenfield” production plants were suspended or postponed. By contrast, a number of countries in Asia and Eastern Europe have shown an increase in investments, often through joint ventures between Western car manufacturers and local partners.
     To meet the challenge of slow markets, flagging order intake and diminishing revenues, Comau embarked on a restructuring plan in the third quarter of 2006, reshaping the scope of its activities and presence in the countries where it operates. The plan is expected to begin to deliver benefits later in 2007, while its full effect on profitability should be achieved only beginning in 2008.
     In 2006, this sector received €1,194 million in orders, approximately a 16% decrease from 2005. This sector acquired €929 million in new orders for contract work, a 23% decrease from 2005. Overall, in 2006, this sector acquired approximately 54% of its orders for contract work in Europe, 27% in the NAFTA region, and 19% from the Mercosur region (comprising Argentina, Brazil, Paraguay and Uruguay) and new markets (including 5% in China). Approximately 32% of Comau’s orders for contract work during 2006 were from other Fiat Group companies (17% in 2005), with the significant majority of the rest coming from other automotive manufacturers.
     Orders for services activities increased roughly 11% (reaching €265 million), of which approximately 25% came from other Fiat Group companies. About 34% of the service revenues in 2006 were from companies within the Group (30% in 2005) and approximately 66% from non-Group customers.
     The unfavorable market conditions negatively impacted Comau’s 2006 revenues, which decreased approximately 18.6% from €1,573 million in 2005 to €1,280 million in 2006, mainly as a result of a slowdown of its European body-welding operations. In 2006, approximately 26% of this sector’s overall revenues came from sales to other Fiat Group companies, more than the 16% recorded in 2005, with sales to third parties and joint ventures representing approximately 74% of this sector’s revenues in 2006.
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
     At December 31, 2006, Comau’s activities were conducted through 26 manufacturing facilities, consisting of nine in the United States, three in Italy, two in France, two in the United Kingdom and in South Africa, and one in Germany, Spain, Romania, Poland, Argentina, Mexico, India and China.
     At December 31, 2006, this sector employed 12,293 workers, including 2,710 in Italy.
Services
     In 2006, this sector, led by Business Solutions, continued implementing its strategy of selling businesses that were no longer considered strategic while focusing on servicing solely Fiat Group companies. As of January 2007, our remaining operations were transferred to our subsidiary Fiat Services (formerly Fiat Gesco S.p.A.) and will be reported under “Other Companies.” The Business Solutions sector will thus cease to be separately reported. Fiat Services’ activities are now organized in three services units: finance and payrolls, information and communication technology and customs.
     Business Solutions reported revenues of €668 million in 2006, a decrease of 11.2% from the €752 million recorded in 2005, mainly reflecting the disposal of the Atlanet telecommunications company. In 2006, sales to Fiat Group companies accounted for approximately 70% of this sector’s total revenues, compared to approximately 56% in 2005. Business Solutions contributed 1.1% of our total 2006 net revenues, prior to eliminations and consolidating adjustments.
     In 2006, Business Solutions operated in the four main areas described below.
     Human Resources. Human Resources provides payroll management and other human resources services. In 2006, revenues were €65 million, of which approximately 81% were from customers within Fiat Group, compared to revenues of €72 million in 2005, when third-party customers accounted for approximately 27% of revenues.
     Facility Management. The unit’s activities in 2006 were refocused mainly on facility management operations and maintenance activities carried out through Ingest Facility S.p.A. Revenues in

2006 totaled €277 million, as compared to €242 million in 2005. Customers from outside the Fiat Group accounted for 41% of revenues in 2006, compared to approximately 46% in 2005. In February 2007, Ingest Facility S.p.A. was sold to Pirelli RE Facility Management.
     Administrative Services. This unit provides management and back-office services, mainly within the Fiat Group. In 2006, revenues totaled €273 million (of which approximately 84% were generated by Fiat Group companies), compared to €269 million in 2005 (approximately 84% generated by Fiat Group companies).
     I.C.T. – Information and Communication Technology. The I.C.T. unit as a whole recorded revenues of €37 million in 2006, of which approximately 77% were attributable to Fiat Group companies, as compared to €194 million in 2005, of which approximately 57% were attributable to non-Group companies. The sharp difference reflected the disposal to British Telecom of Atlanet, which was completed in the first quarter 2006.
     At December 31, 2006, Business Solutions employed 5,057 workers, of which 2,286 in Italy.
Publishing and Communications
     This sector’s operations consist of the publication and distribution of the Turin-based daily newspaper La Stampa, as well as the sale of advertising space in print, television and Internet media through Publikompass S.p.A. (“Publikompass”).
     La Stampa reported average daily circulation of about 310,000 copies, a 1% decrease from 312,000 copies in 2005, mainly reflecting a reduction in the number of subscribers and the termination of the marketing agreement with Editoriale Corriere Romagna. Editrice La Stampa’s strategy focused on “brand-stretching” measures designed to increase newsstand sales by leveraging La Stampa’s brand name. Efforts to boost our newspaper readership base through distribution to students also continued. During 2006, this sector continued to invest in new printing presses, a process which had started in December 2004; in November 2006 La Stampa launched the new newspaper, featuring up to 96 pages in full color and a new compact size.
     Revenues from sales of newspapers and other publishing products totaled approximately €70 million in 2006, roughly the same as in 2005, thanks to an increase in sales of supplemental products that offset lower newsstand sales of the paper. From April 2006, the newspaper’s price increased from €0.9 to €1 (€1.3 on Saturdays, when it is sold together with the Specchio magazine).
     In May 2006, operations relating to the distribution of the newspaper were transferred to a joint venture company (To-dis S.r.l.) owned 55% by M-dis S.p.A., a company operating in the publishing distribution industry in Italy, and 45% by Editrice La Stampa.
     The Italian advertising market grew by approximately 2.4% in 2006, at a lower rate than in 2005 (+2.8%), notwithstanding important mediatic events such as the elections in Italy, the Olympic Games and the football World Cup. Newspaper advertising increased by 2.6% and periodicals advertising increased by 5.9%, reflecting the launch of new magazines and restyling of existing ones. Cinema advertising, on the other hand, marked a sharp contraction of 9.2% against the previous year.
     Publikompass’ revenues of €332 million increased 1.4% over 2005, reflecting higher revenues from newspapers (thanks to acquisition of new clients), which more than offset lower revenues from periodicals, television and cinemas.

     In this context, the publishing and communications sector posted a 1.0% increase in revenues in 2006 reaching €401 million, compared to €397 million in 2005.
     At December 31, 2006, this sector had two plants in Italy, and employed 836 workers.
Other Companies
     In addition to our operating sectors, we also have holding companies, service companies and other operations under our direct control. In 2006, these other companies contributed 0.8% of our net revenues, prior to eliminations and consolidating adjustments. At December 31, 2006, these companies employed 3,287 workers, including 3,147 in Italy.
Supply of Raw Materials and Components
     Our increased focus on quality improvement, cost reduction, product innovation and production flexibility has required a change in our historical relationship with our suppliers. To this end, we have relied upon suppliers with a focus on quality and the ability to provide cost reductions. We view our relationships with our suppliers as partnerships, and in recent years we have established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant market. To these suppliers, we offer long-term, stable relationships and high-volume supply contracts, cooperation in the development of new products and joint research on cost reduction methods.
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
Operating Environment
     As one of the largest industrial groups in Italy, the Fiat Group is affected by social, economic and political developments in Italy. At the same time, by virtue of our significant operations outside of Italy, we are subject to the risks normally associated with cross-border transactions, principally those relating to exchange rate fluctuations and delayed payments from customers in certain countries. Finally, because our operations are based in Europe, the intensifying integration of the European market and the ongoing process of enlargement, which has seen the addition of 12 new countries in the last three years (ten in 2004 and two at the beginning of 2007), will create new opportunities and challenges for our management.
     In 2006, the positive effect of an increase in global economic growth has been counterbalanced by intensified competition, exacerbated by weak growth in the automotive markets and the increasing appreciation of the Euro. In Europe, notwithstanding a general upturn in economic activity, the car market continues to be negatively affected by a prolonged period of low GDP growth, and has shown a low growth rate. This, together with the strength of the European currency, has put further pressure on prices, and has created a situation in which European OEMs are unable to pass higher input costs on to the market. Despite these challenges, as discussed in more detail in Item 4. “Information on the Company—Sectors —Fiat Group Automobiles,” we were able to improve our operating performance due to the positive impact of our new models on profit margins and the implementation of cost savings measures.
The Republic of Italy
     The Republic of Italy is composed of 20 regions covering an area of approximately 301,000 square kilometers on a peninsula in the middle of Southern Europe, with a population of approximately 57.5 million. Most of the important industrial and commercial activities are located in the north-central part of Italy.
     Government
     The Republic of Italy was proclaimed in 1946, and a President was elected that same year. The present Constitution, which took effect in 1948, provides for the powers of a democratic state to be divided among the Parliament, the Executive and the Judiciary. The President, who is elected by Parliament, is the head of state and holds office for a seven-year term. The President has the power to designate the President of the Council of Ministers, who is then confirmed (and may be removed only) by Parliament. The President of the Council of Ministers heads the executive branch. Parliament consists of the Senate and the Chamber of Deputies. Parliamentary elections must be held every five years, although they have often been held more frequently.
     The Italian government is currently led by a center-left coalition led by Romano Prodi (formerly head of the European Commission), which won a very slim majority in the Senate and a larger majority in the Chamber of Deputies in the April 2006 election. Notwithstanding the privatization of a considerable number of state industries and lower rates of inflation, Italy still lags behind most of its European partners, with an economic growth rate lower than many other major European economies. The new government has announced a commitment to reduce Italy’s budget deficit so as to conform with guidelines set in the EU stability and growth pact.
     Foreign Relations
     In 1998, Italy qualified as a founding member of the third stage of the European Monetary Union to begin on January 1, 1999, having met the convergence criteria set forth in the Maastricht Treaty with respect to the public sector deficit, inflation, interest rates and exchange rate stability. Italy is a founding member of the EU and the third stage of European Monetary Union, a member of NATO and a member of many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is also a member of the OECD, the International Monetary Fund, the International Bank for Reconstruction and Development, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Development Bank and the Inter-American Development Bank and a charter member of the World Trade Organization.
     Economy
     Overall GDP growth was 1.9% in 2006 (compared to growth of 0.1% in 2005 and 1.2% in 2004), marking the fourth consecutive year of relatively slow growth. At current prices, GDP reached approximately €1.48 trillion in 2006.

     The following table sets forth certain statistical information on the Italian economy for each of the years indicated:

	2006	2005	2004	2003	2002
GDP at current prices (in billions of euros)	1,475.40	1,417.24	1,351.33	1,300.93	1,260.60
Real GDP growth	1.9%	0.1%	1.2%	0.4%	0.4%
Total employment (in thousands)	24,662	22,685	22,404	22,241	21,913
Harmonized consumer price index (% change)*	2.2%	1.9%	2.2%	2.8%	2.6%
Public administration deficit as a percentage of GDP	4.4%	4.2%	3.0%	2.9%	2.6%

*	Beginning in 2002, the “harmonized consumer price index” measure has been calculated in accordance with a Eurostat methodology, which lessens sensitivity to transient changes in prices.
     Sources: Istat, National Accounts, Banca d’Italia, Economic Bulletin and Statistical Bulletin, including revisions of data reported earlier.
     Fiat in Italy
     The size and international status of the Fiat Group have significant economic implications for the Italian economy. Our net revenues on a worldwide basis in 2006 were equivalent to approximately 3.5% of Italy’s GDP, and our Italian employees represented approximately 1.5% of the Italian industrial work force.
European Union
     The Treaty of Athens, signed on April 16, 2003, marked the culmination of successful accession negotiations with the ten countries that subsequently joined the EU on May 1, 2004. However, in a referendum held on May 29, 2005, approximately 55% of the French voting public rejected the approval of a proposed EU constitution. Three days later, in a referendum in the Netherlands, the constitution was rejected by an even greater margin. These two rejections and the postponement of scheduled referenda in a number of other Member States have created significant doubts regarding the viability of the proposed constitution, and raise questions about future political and economic integration among the Member States.
     In 2006, EU Member States recorded a 2.9% increase in GDP, compared to 1.6% in 2005, with growth experienced in most EU Member States. The economic growth was particularly sharp in economies where private consumption benefited from strong performance in the housing market (including Spain, the U.K. and Ireland), and in new Member States, which benefited from their accession to the EU (although the relatively small sizes of their economies failed to significantly raise the average EU growth rate). While Italian GDP grew by only 1.9%, the German economy showed significant growth for the first time in several years, expanding by 2.7%. Within the EU, GDP growth did not lead to a significant decrease in the unemployment rate, which continues to hover around 8.0%. However, the high unemployment rate helped keep inflationary pressures, caused by high commodity prices, in check.
United States
     In 2006, the US economy continued to expand at a relatively strong pace, with GDP growing at a rate of 3.3% (down from 3.5% in 2004). This growth was primarily caused by increased domestic demand, despite high oil prices and interest rate increases. Wealth gains due to the booming housing market, fueled by the still relatively low level of interest rates, helped increase private consumption. These low interest rates, along with record profit growth, also led to strong growth in business investment. By contrast, net exports continued to act as a drag on growth, as imports continued to expand at a faster pace than exports, despite the weaker dollar. As a result, the current account deficit widened sharply, reaching a new record high.
Emerging Markets
     Brazil is the most significant of the many emerging markets in which we operate.
     Real GDP growth in Brazil increased by 2.9% in 2006, up from 2.3% in 2005. This increase was in line with the annual average 2.5% growth the country has registered since 2000, but remained below the Latin American average. In 2006, the Central Bank continued its efforts to contain inflation, resulting in a 3.1% increase in consumer prices. At the end of 2006, the basic interest rate established by the Central Bank was 13.2% per year, down from 18.0% at the end of 2005.
Environmental and Other Regulatory Matters
     Our manufacturing facilities are spread over numerous continents and countries, and are therefore subject to the relevant laws and regulations designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. In addition, the products we manufacture must comply with extensive regional (i.e., European Union), national and local laws and regulations, industry self-regulations (e.g., those of the European Automobile Manufacturers Association — ACEA), including those that regulate vehicle safety, end-of-life vehicles, emissions and noise.
     Management believes that further reductions in the environmental impact of our manufacturing processes and products are of strategic importance if we are to increase our competitiveness and meet the statutory and social requirements that exist in the countries in which we have expanded. In fact, for many years, Fiat has recognized sustainable development as a strategic priority in designing production processes and products as well as measures and decisions that may have direct or indirect effects on the environment. These principles are outlined in the Environmental Reports that the Group has published yearly since 1993, a tradition that has continued in the annual Sustainability Reports issued since 2004.
     Management also believes that we are in substantial compliance with regulatory requirements affecting our facilities and our products in the relevant markets and is continuously engaged in monitoring such requirements and adjusting affected operations. Management believes that environmental regulatory requirements have not had a material adverse effect on our operations.
Environmental Policies
     The Fiat Group Code of Conduct, dated 2003, sets out environmental policy guidelines. In accordance with the Code, the Group operates an environmental management system that management believes complies with applicable national and international law and regulations. The Code provides that the Group must operate in accordance with the following guiding principles:
•	prevent pollution;

•	optimize the use of resources; and

•	develop products that are more environmentally friendly.

     The Group desires to maintain public confidence in the integrity of its operations by openly reporting on and consulting with third parties to improve understanding of both internal and external health, safety and environmental issues associated with its operations.
     Each Group company is responsible for the environmental impact of its manufacturing processes, and makes every effort to prevent harmful consequences while striving to help find solutions to environmental problems arising from the use of its products. Each company has set up dedicated organizational structure designed to ensure an effective environmental governance. Environmental management goals are detailed in specific plans prepared by each Group sector, and are updated on an ongoing basis. These environmental plans seek to achieve a balance between environmental and economic goals and involve constructive cooperation between the Group and the relevant public authorities, with the hope that future benefits will bring broader advantages for the general public.
Environmental Management System
     Fiat’s Environmental Management System (“EMS”) includes all the people, rules and actions designed to lessen the impact that corporate activities can have on the environment and contribute cost-effectively to achieving the goals set by management at each manufacturing site. Environmental concerns are built into every management decision process in each of the Group’s sectors, and we believe that our environmental management systems reflect the best international standards. All Group companies work to prevent environmental issues, employing targeted technologies and guidelines at all manufacturing sites. Designed to take into account economic efficiency, the Group’s environmental plans are the result of constructive involvement of public authorities to ensure that the benefits they bring translate into broader advantages for the general public.
     The organization of internal and external audits are aimed at verifying that working methods and practices comply with Group policies as well as with the mandatory and voluntary rules set forth in the Environmental Management Manual adopted by each site. These audits are designed to ensure that the EMS’s strengths and shortcomings can be promptly identified by comparing the results from each site with the rules and targets established for it. As a result, immediate corrective actions may be taken to remedy any weaknesses in the system, in order to prevent environmental problems from occurring, and also to reformulate improvement targets to boost participation and achieve a higher level of cost-effectiveness.
     In their manufacturing processes, some of our operations voluntarily participate in the ISO 14001 certification process. Receipt of an ISO 14001 certification confirms that an organization has a management system capable of keeping the environmental impact of its operations under control, and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable. At the Fiat Group, the number of ISO 14001 certifications rose from 89 in 2005 to 96 in 2006, including 43 in Italy alone, while the number of people who work at certified sites worldwide totals 108,433.
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

     In 2006, 46,870 individuals participated in these environmental training programs for a total of 84,452 hours.
Sustainable Mobility
     The environment and safety are major concerns for the Fiat Group. This attention is demonstrated most tangibly by the Group’s research and development activities and by the real-world applications delivered by each sector, which pursue a curb in the emissions of atmospheric pollutants and greenhouse gases while reducing petroleum consumption and dependency. To these ends, the Fiat Group works on the following fronts:
•	developing new diesel and spark ignition engines, as well as engines powered by alternative fuels. The Group strives to reduce emissions of diesel engines to the level of their gasoline equivalents, while making the latter as economical to run as the diesel engines. The development of these alternative propulsion systems makes it possible not only to reduce emissions, but also to curb dependence on petroleum;

•	developing innovative electronic applications such as the TetraFuel system, which features the ability to meter several different kinds of fuel in a single electronic engine control unit;

•	developing systems for curbing emissions, like diesel particulate filters and the SCR Selective Catalytic Reduction system, an exhaust gas after-treatment method that reduces the emission of nitrogen oxides;

•	developing telematic applications and promoting approaches to personal mobility and freight transport that reduce traffic congestion, thus reducing both emissions and consumption; and

•	extending the range of vehicles featuring already available environmentally friendly solutions, such as alternative fuels, Multijet diesel engines and diesel particulate filters.
Research and Innovation
     In a competitive environment characterized by continuous and rapid change, research activities are a vital component of our strategy and expansion programs. Our commitment in this area is clearly demonstrated by the financial resources and the number of researchers and technicians involved.
     To promote sustainable mobility on multiple fronts, the Fiat Group has organized its research and innovation work through two companies, the CRF and Elasis, whose strategies are coordinated by the technical committee of the Group Executive Council.
     In 2006, research and development expenses4 totaled approximately €1.6 billion, or approximately 3.2% of the net revenues of our industrial operations. Overall, research and development activities involved approximately 13,200 people at 116 centers in Italy and abroad.
     The following table summarizes our research and development expenses* during 2006, 2005 and 2004 by sector:

[4]	Including capitalized development costs and costs charged directly to operations during the fiscal year.

	2006	2005	2004
	(in millions of euros)
Fiat Group Automobiles	675	665	952
Maserati	46	57	72
Ferrari	83	86	75
Agricultural & Construction Equipment (CNH)	289	234	221
Trucks and Commercial Vehicles (Iveco)(**)	174	211	176
Fiat Powertrain Technologies (**)	74	68	67
Components (Magneti Marelli)	217	197	193
Metallurgical Products (Teskid)	5	5	4
Production Systems (Comau)	20	20	17
Services (Business Solutions)	—	—	—
Publishing and Communications (Itedi)	—	—	—
Other Companies	15	15	14

TOTAL	1,598	1,558	1,791

*	Including capitalized development costs and costs charged directly to operations during the fiscal year.

**	Beginning in 2006, the FPT sector also includes the powertrain business of Iveco. The relevant 2005 and 2004 figures have been reclassified accordingly.
Centro Ricerche Fiat
     The CRF provides the Group with effective, innovative solutions at competitive prices, ensuring smooth technology transfer by further increasing the professional qualification of personnel through training. This enables the center to play an active role in supporting technological growth for the Fiat Group, its partners and the communities where we work in such fields as motor vehicles and components, energy, safe and environmentally friendly mobility, information technology, innovative materials and relevant technologies, robotics and optics.
     In particular, the Centre’s activities in the fields of innovative powerplants, alternative propulsion systems and transmissions are conducted through Powertrain Research and Technology, a unit set up in May 2005 and led by FPT.
     In addition to its headquarters in Orbassano, outside of Turin, the CRF has four branches in Bari, Catania, Trento and Foggia, as well as a controlling interest in the C.R.P. Plastics and Optics Research Centre in Udine, whose work focuses on advanced research in the field of optics and plastics for automotive lighting systems. With a staff of 870 employees, the CRF made significant progress during 2006, as is demonstrated by the filing of 61 new patent applications, bringing the total number of patents held by the Centre to over 2,100. A further 900 patents are currently pending. In addition, the CRF was awarded 128 projects in the EU’s Sixth Framework Program, confirming its leadership in European research. The CRF cooperates with over 150 universities and research centres, and more than 750 industrial partners around the world. This network further strengthens the Centre’s global innovation strategies, ensures that it can implement specific operations at the local level, and helps it to create skills and monitor its competitiveness and growth.
     The work of the CRF focuses on the following key areas of technology.

     Powertrain Research and Technology
     The major objective in this field is to develop and apply innovative technologies for improving powerplant performance, curbing engine and vehicle emissions, and boosting fuel economy. The CRF’s most significant accomplishments for 2006 in this area are described below:
•	Multijet II. As part of Fiat Powertrain Technologies R&D efforts, pre-development work on the new Multijet II diesel injection system was completed in 2006. This system is able to manage the multiple injection process developed for the earlier Multijet without the latter’s limitations on the distance between successive injectors, thus bringing significant performance benefits. The high-pressure pump was also redesigned, significantly reducing manufacturing costs.

•	Two-cylinder spark ignition engine. FPT’s strategic path towards achieving minimal CO2 emissions is concentrating on developing small supercharged engines that can replace naturally aspirated powerplants with larger displacements. In 2006, the first version of a supercharged two-cylinder Multiair engine was developed, and prototypes were put to tests to assess their performance, fuel economy and noise emissions.

•	Panda Hydrogen. While broad adoption of hydrogen-powered vehicles is still a long way in the future, the Fiat Group is concentrating on small, fuel cell city cars: the Seicento Elettra H2 Fuel Cell car, unveiled in 2001, the Seicento Hydrogen developed in 2003, and more recently, the Panda Hydrogen fuel cell car. The new car’s performance is comparable to that of the conventional fuel-burning standard production Panda: with a 60 kW propulsion system, the fuel cell car reaches a top speed of 140 kph, accelerates from 0 to 50 kph in five seconds, and can climb up to 23% grades. Its cruising range is 220 kilometres, and refuelling takes less than five minutes.
     Advanced Technology for Mobility and Safety
     In this area, the main objective is to make available to the Fiat Group technological and systems-related skills in electronics, information and communication technology and preventive safety needed to make vehicles safer and more versatile. Major achievements in 2006 included:
•	Convergence. Marketed under the tradename Blue&Me, Convergence, the voice activated in-car information and entertainment system developed through an agreement between Fiat Group Automobiles and Microsoft, is another step forward in the Fiat Group’s approach to information and communication technology. In 2006, the CRF took over the leading implementation role from Microsoft for all new developments based on this platform for Fiat Group Automobiles, and will perform the same role together with Magneti Marelli for the Group’s other sectors. The first device integrating on-board navigation launched with the Bravo is an example of the CRF’s work in this area. The device can be upgraded after purchasing the car without requiring the customer to return to the dealer.

•	Multi-Function Optical Sensor (MFOS). Developed in cooperation with Magneti Marelli, the MFOS features a single viewing matrix that integrates several automotive functions involved in scene recognition (identifying oncoming vehicles, tunnels and bridges, approaching curves and lanes) and in monitoring the vehicle’s environment (lighting, fog, rain and window misting). Its main benefits include a high level of integration between functions, management via a single electronic processing unit, a low number of sensors and components, and simplified on-vehicle wiring, which result in a general reduction of costs.

•	Productivity On The Road. The Productivity On The Road initiative is carried out together with Iveco and consists of adapting the Convergence information and entertainment system of Fiat Group Automobiles to light, medium and heavy commercial vehicles. As part of this effort, versions of Microsoft’s Windows Mobile Automotive operating system were developed and validated for the Daily and Stralis vehicles. The first commercial package that will be released on the market will include services for fleet management, mission management, messaging and driver management.
     Vehicles and advanced manufacturing and materials
     The goals in this area are to develop innovative body and interior architectures for vehicle systems that can increase performance and add to features that ensure product recognition while meeting cost constraints and accomplishing effective, technologically advanced solutions.
     Major accomplishments in 2006 were as follows:
•	Panda Multieco: A joint development by the CRF, Powertrain Research and Technology in cooperation with Fiat Group Automobiles, the Panda Multieco concept was unveiled at the Geneva Motor Show. The concept integrates proven automotive technologies with the most forward-looking applications of environmentally friendly processes and materials for both the interior and the body. This combination cuts carbon dioxide emissions by 42% in the urban cycle and by 32% in the new European driving cycle, where it produces only 90 g/km of such emissions.

•	SDC Suspension Control System: The SDC Synaptic Damping Control, developed together with Magneti Marelli, is a low-cost approach to controlled suspension damping. Using electronically controlled shock absorbers, this robotic device improves vehicle handling and ride comfort while making it easier to control. It also provides enhanced safety, as it is integrated with the car’s ABS brakes and vehicle dynamic control systems.

•	Safety Truck: Several Iveco Stralis vehicles were equipped with sensor systems to assist the driver in interpreting the road scenario, detecting obstacles and avoiding lane deviations. These include integrated preventive safety, active lane assistant, front collision warning, blind spot monitoring, external cameras (classes V and VI), start inhibit (pedestrian detection), and night vision (far/near infrared), which generate warning signals using an electrically powered steering actuator and electric seat belt pretensioners.

•	Passive safety was improved by introducing a fixed-hub steering wheel that makes it possible to employ an airbag that provides more effective protection in a head-on collision, together with a collapsible steering system. A number of lateral rollover protection systems were also analyzed in a simulation environment.
Elasis
     Set up in 1988 by the Fiat Group as a company dedicated to research in the context of development programmes for Southern Italy, Elasis has grown into a highly specialized research center whose work addresses technological innovation, complete vehicle development, mobility and its environmental impact, and traffic safety.
     The center has two sites in Pomigliano and Lecce, both located in Southern Italy, with a total of 765 employees, and is equipped with sophisticated computer-aided design and calculation tools and advanced physical and virtual testing equipment that make Elasis a premiere research and development center.
     In 2006, Elasis continued to pursue its strategic objectives of forging new links in the research/innovation system’s value chain and of promoting local development. In pursuing this objective, Elasis worked within consortia, including universities and private institutions, in basic research and training, continuing to sharpen its focus on issues related to mobility and its environmental impact.
     In addition, Elasis cooperated with the Naples Employers’ Association and chambers of commerce in Southern Italy to help the area’s small and medium businesses make the most of their skills.
     In 2006, significant achievements were made by Elasis in the following areas:
•	Innovative methods for products and processes. In the area of virtual simulation, Elasis developed digital mock-up methods that provide an accurate, realistic representation of a vehicle, as well as digital factory methods that simulate the entire manufacturing process. In 2006, Elasis also performed virtual analyses of new product maintainability and produced simulations of vehicle interiors and exteriors. The Elasis biomechanics and occupant protection center developed methods for investigating biomechanical parameters in the crash tests required by international regulations and rating systems. Elasis also worked on applying these methods to all Fiat Group Automobiles models now under development and provided assistance to the other Fiat Group sectors.

•	Vehicle research. In order to improve product quality on an ongoing basis, Elasis developed a method capable of providing objective measurements of a vehicle’s main performance quality parameters. The method uses a data logger that monitors the vehicle and, in only four hours, can determine whether it meets performance targets, thus making it possible to detect any slow drift and to compile a database of all measurements. During 2006, the Fiat Group also finished reinsourcing the quality control programs used to analyze dealer returns. In addition, Elasis provided Fiat Group Automobiles with support in developing a number of new products, including the Minicargo, the Alfa Romeo 8C Competizione and the Fiat Croma models. For Ferrari, Elasis developed new architectures to be used in its new 12-cylinder models.

•	Control software development. Elasis assisted CNH in designing and developing the control unit for the continuously variable transmission of its Cobra tractor model, and worked alongside Ferrari in designing and testing traction control software and a suspension control system. In addition, Elasis helped set up a dedicated hardware-in-the-loop lab for testing electronic control units for engines, and cooperated in testing electronic control units of Formula One cars.

•	New HIL Hardware-In-The-Loop simulation models. Elasis adapted the hardware and software used in its HIL virtual car simulator to two models now being developed by Fiat Group Automobiles: the new Fiat 500 and the Minicargo models. For Magneti Marelli Electronic Systems, Elasis developed an HIL simulator to validate body computer software.

•	Fire engines. In 2006, Elasis continued its development and product engineering work on engines in the Fire series. This work focused on reducing consumption and toxic emissions to meet Euro 5 limits, on increasing performance, improving quality and reliability, and cutting costs. During 2006, the Fire 1.4-litre 16-valve Starjet engine was put into production. Installed on the Fiat Grande Punto, the new engine combines excellent fuel economy with sparkling performance. Product engineering work was also completed on the new 1.4-litre 16-valve turbocharged unit that entered production in February 2007, and on the new naturally aspirated Fire 1.4-litre 16-valve Multiair engine.

•	Mobility and traffic safety. In this area, Elasis focused its efforts on increasing its know-how and on participating in European Union and national projects. The former included TRACE (Traffic Accident Causation in Europe), a project that aims to identify the most common causes of traffic accidents and assess the effectiveness of existing safety systems. In Italy, Elasis embarked on partnerships with the provincial administrations of Milan, Mantua and Macerata and with the town of Sorrento, aimed at making roads safer by analyzing traffic accidents.
Description of Property
     At December 31, 2006, we owned 180 manufacturing facilities, of which 52 were located in Italy. Our remaining facilities are located principally in the United States, France, Brazil, the United Kingdom, Spain, Poland and Germany. For further information with respect to the types and locations of our manufacturing facilities, see “—Sectors” above. We also own other significant properties, mainly in Italy, including spare parts centers, research laboratories, test tracks, warehouses and office buildings.
     A number of our manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. This indebtedness equaled approximately €112 million at December 31, 2006, as compared to €195 million at the end of 2005.
     Management believes that our manufacturing facilities and other significant properties are in good condition and that they are adequate to meet our needs.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     Our net revenues5 totaled €51,832 million in 2006, which represents an increase of 11.4% over 2005. The increase in revenue was largely attributable to Fiat Group Automobiles and Iveco, whose revenues rose 21.3% and 7.7%, respectively. CNH reported a 3.1% increase in revenues. Revenues rose by 15.3% at the Components and Production Systems business area as a whole, reflecting higher revenues at FPT (primarily attributable to the inclusion in 2006 of a full year of results from the Passenger and Commercial Vehicles product line acquired from GM in May 2005) and Magneti Marelli, partially offset by the decline at Comau and Teskid.
     We posted a trading profit of €1,951 million in 2006, nearly doubling the €1,000 million recorded in 2005. Significant improvements were achieved in the Automobiles business area, particularly at Fiat Group Automobiles, which reported a full year trading profit of €291 million in

[5]	“Net revenues” are revenues net of discount and similar concessions.

2006, against a trading loss of €281 million in 2005, and by Iveco, whose trading profit rose by 64.5%, from €332 million in 2005 to €546 million in 2006. CNH posted a 5.6% increase in trading profit, from €698 million in 2005 to €737 million in 2006. The Components and Production Systems business area reported a 2.8% decline in trading profit (€348 million in 2006 versus €358 million in 2005), reflecting a sharp drop at Comau (which is currently in a restructuring process), that was only partly offset by improvements at Magneti Marelli, FPT and Teksid.
     We recorded operating income of €2,061 million in 2006, compared to €2,215 million in 2005. The €154 million, or 6.9% decrease reflected a drop of €1,105 million (€110 million in 2006 compared to €1,215 million in 2005) in unusual income (expense) – or the net sum of gains on the disposal of investments, restructuring costs and other unusual income – which decrease was offset only in part by the improvement in trading profit of €951 million.
     Income before taxes was €1,641 million in 2006, compared to €2,264 million in 2005. In 2006, we recorded net income of €1,151 million, compared to net income of €1,420 million in 2005 and to a net loss of €1,579 million in 2004.
Changes in the Scope of Consolidation
     Transactions that resulted in a change in the scope of consolidation during 2006 include those described below. None of these transactions had a significant impact on the comparability of our consolidated IFRS results for 2006, 2005 and 2004. Accordingly, their effects are described below as appropriate in the context of the discussions of our individual business areas and sectors. See also the Notes to the Consolidated Financial Statements included in Item 18.
•	In the first quarter of 2005, Magneti Marelli increased its stake in Mako from 43% to 94% thereby acquiring control of this Turkish automotive supply company from Koç Holding. Mako, previously accounted for using the equity method, has been fully consolidated on a line-by-line basis.

•	In May 2005, following termination of the Master Agreement with General Motors, we reacquired the powertrain operations relating to the Passenger and Commercial Vehicles product line that Fiat Group Automobiles had previously transferred to the Fiat-GM Powertrain joint venture (other than certain Polish operations that continue to be jointly managed with General Motors). As of the date of their purchase, the results of these operations have been consolidated in our FPT sector.

•	On June 1, 2005, Iveco sold to Barclays 51% of a newly created subsidiary, Iveco Finance Holdings Ltd., to which Iveco had contributed the bulk of its financial services. The joint venture, in which Iveco retains a 49% interest, provides commercial vehicle financing and leasing services activities to Iveco customers in France, Germany, Italy, Switzerland and the United Kingdom. See “Item 4. Information on the Company—Sectors—Trucks and Commercial Vehicles” for additional information on this transaction.

•	In addition, in April 2005, ownership of Maserati was transferred from Ferrari to Fiat Partecipazioni S.p.A., a subsidiary of Fiat S.p.A. The new entity, comprising the group of companies producing and selling Maserati cars, became operational on April 1, 2005. As a consequence, we now present the results of Maserati, which had previously been included in the Ferrari sector, on a standalone basis as a separate sector within our Automobiles business area. In order to present the data for 2004 and 2005 in the analysis below on a comparable basis, we have reclassified the results of the Maserati business for periods prior to April 1, 2005 to separate them from those of the former Ferrari-Maserati sector.
•	In the fourth quarter of 2006, we completed the sale of our subsidiary Atlanet S.p.A. to the British Telecom group.

•	On August 30, 2006, Teksid sold 100% of its interest in Société Bretonne de Fonderie et Mecanique to a group of Italian private investors.

•	On August 31, 2006, Fiat sold its interest in B.U.C. to BSI (a company of the Assicurazioni Generali Group).

•	In October 2006, Fiat Group Automobiles and Crédit Agricole entered into an agreement for the formation of FAFS, which now carries out the sector’s main financing activities in Europe (primarily retail auto financing, but also dealer financing and long-term car rental and fleet management). In December 2006, in order to fulfill its contractual obligations under the agreement with Crédit Agricole, Fiat Group Automobiles exercised a pre-existing call option on the 51% interest in Fidis Retail Italia it did not own. Fidis Retail Italia, which was controlled by Synesis Finanziaria and therefore not consolidated by the Group, had been established in 2003 as part of the reorganization of the Group’s European retail financing activities.
Immediately upon the exercise of the call option in December 2006, a number of events occurred essentially simultaneously: Fidis Retail Italia changed its corporate name to FAFS; the sector transferred to FAFS its European dealer financing and rental subsidiaries (whose operations were significantly smaller than those of Fidis Retail Italia); and Fiat Group Automobiles sold a 50% controlling interest in FAFS to Sofinco, the wholly owned consumer credit subsidiary of Crédit Agricole. At no time did the Group exercise the sole control over FAFS, and FAFS is not consolidated by the Group, but rather accounted for under the equity method, in accordance with IFRS. In connection with this series of transactions, FAFS repaid approximately € 3,000 million in intercompany debt owed to the Group by the financing subsidiaries that were transferred to it.
     Further, effective January 1, 2006, the Components and Production Systems business area includes the results of the FPT sector, which itself now includes not only the passenger and commercial vehicles powertrain operations it had in 2005, but also the industrial powertrain activities included in the Iveco sector until December 31, 2005. To facilitate a comparison, the 2005 data presented herein has been reclassified on the same basis.
Critical Accounting Policies
     The Consolidated Financial Statements included in Item 18 have been prepared in accordance with IFRS; a summary of the significant differences between IFRS and US GAAP and their effect on consolidated net income and stockholders’ equity is provided in Note 42 to the Consolidated Financial Statements included in Item 18. You should also refer to the section entitled “US GAAP Reconciliation” in the analysis below. As discussed in “Significant accounting policies” in Notes to the Consolidated Financial Statements included in Item 18, the preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Fiat believes that its most critical accounting policies, which are those that require management’s most difficult, subjective and complex judgments, are as follows:
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

     Recoverability of Non-Current Assets (Including Goodwill)
     Non-current assets include property, plant and equipment, investment property, intangible assets (including goodwill), investments and other financial assets. As discussed in “Significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18, we review the carrying value of our non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. We perform this review using estimates of future cash flows from the use or disposal of the asset and we discount these cash flows at a rate that we believe is appropriate in order to calculate their present value. If the carrying amount of a non-current asset is considered impaired, we record an impairment charge for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to our most recent corporate plans. Management believes that the estimates of these recoverable amounts are reasonable; however, estimates of future cash flows may differ from actual cash flows due to many factors, and changes in such estimates would impact the amount of the impairment charges recorded.
Residual Values of Assets Leased Out under Operating Lease Arrangements or Sold with a Buy-Back Commitment
     We report assets rented or leased to customers under operating leases as tangible assets. Furthermore, new vehicles sales with a buy-back commitment that requires us to repurchase the vehicle in certain circumstances on specified terms are not recognized as sales at the time of delivery but are accounted for as operating leases if it is probable that the vehicle will be bought back. We recognize income from such operating leases over the term of the lease. The depreciation expense for assets subject to operating leases is recognized on a straight-line basis over the term of the lease in amounts necessary to reduce the cost of the asset to its estimated residual value at the end of the lease term. The estimated residual value of the leased assets is calculated at the lease inception date on the basis of published industry information and historical experience.
     The total value of assets rented or leased to customers under operating leases, excluding vehicles sold with a buy-back commitment and net of accumulated depreciation, was €247 million at December 31, 2006 (€1,254 million at December 31, 2005), and the net carrying amount of vehicles sold with a buy-back commitment was €2,051 million at December 31, 2006 (€1,924 million at December 31, 2005). Realization of the residual values is dependent on our future ability to market the assets under the then-prevailing market conditions. We continually evaluate whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. Management believes that its current estimates in such regard are reasonable, although changes in the underlying residual values or other external factors impacting our future ability to market these assets under then-prevailing market conditions may impact the realization of currently-estimated residual values.
     Sales Allowances
     We record the estimated impact of sales allowances provided in the form of dealer and/or customer incentives as a reduction of revenues at the time we have announced incentives to dealers or the time of sale to the dealer, whichever is later. A number of different types of incentives may be available at any particular time. The determination of the amounts we record in respect of sales allowances requires management to make estimates based on a number of different factors. Management believes that the amounts recorded are adequate, although the amounts actually paid in respect of sales allowances could differ from the original estimates, with a resultant impact on our results.

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
     Pension and Other Post-Retirement Benefits
     Our companies sponsor pension and other post-retirement benefits in various countries. In the US, the United Kingdom, Germany and Italy, we have major defined benefit plans. We use several statistical and judgmental factors that attempt to anticipate future events in calculating the expense, the liability and the value of the assets related to these plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, each determined by us within certain guidelines, as well as subjective factors such as withdrawal and mortality rates in making relevant estimates. Management believes that the estimates it is currently using are reasonable; however, the actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in the actual costs of health care. Any such differences may have a significant impact on the amount of pension and other post-retirement benefit expenses we record.
     Realization of Deferred Tax Assets Arising From Tax Loss Carryforwards
     As of December 31, 2006, we had gross deferred tax assets arising from tax loss carry-forwards of €5,701 million and valuation allowances against these assets of €4,551 million. The corresponding totals at December 31, 2005 were €5,011 million and €4,046 million, respectively. We have recorded these valuation allowances to reduce our deferred tax assets to the amount that we believe it is probable will be recovered. While we have considered future taxable income and used ongoing prudent tax planning strategies in assessing the need for valuation allowances, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.
     Contingent Liabilities
     We are the subject of pending legal proceedings covering a range of matters in a number of different jurisdictions, including some matters pertaining to tax issues. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against us often raise difficult and complex factual and legal issues, which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business, we consult with legal counsel and certain other experts on such matters. We accrue a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible (but not remote) or an estimate is not determinable, no liability is accrued, but we are required to provide certain disclosures in our financial statements.

Results of Operations*
     The following discussion is based on financial information prepared in conformity with the accounting principles discussed in “Significant accounting policies” in the Notes to the Consolidated Financial Statements included in Item 18, which have been prepared in accordance with IFRS. These principles differ in certain respects from US GAAP. The effects of such differences on consolidated net income and stockholders’ equity, as well as other disclosures required by US GAAP, are included in Note 42 to the Consolidated Financial Statements included in Item 18. See also Item 3. “Key Information—Selected Financial Data” and “—Changes in the Scope of Consolidation” above.
2006 Compared with 2005
     The following table summarizes the principal line items from our consolidated IFRS income statement for the years presented:

	Year ended 31 December,
	2006	2005
	(in millions of euros)
Net revenues	51,832	46,544
Trading profit	1,951	1,000
Gains (losses) on the disposal of investments	607	905
Restructuring costs	450	502
Other unusual income (expenses)	(47)	812
Operating result	2,061	2,215
Financial income (expenses)	(576)	(843)
Unusual financial income	—	858
Result from investments (1)	156	34
Result before taxes	1,641	2,264
Income taxes	490	844
Net result for the year	1,151	1,420
Attributable to:
Equity holders of the parent	1,065	1,331
Minority interest	86	89

(1)	This item includes investment income, as well as writedowns of and upward adjustments to equity investments in non-group entities accounted for using the equity method.
Net Revenues
     Our net revenues** totaled €51,832 million in 2006, which represents an increase of 11.4% over 2005. The increase in revenues was largely attributable to Fiat Group Automobiles and Iveco, whose revenues rose 21.3% and 7.7%, respectively. Revenues in 2006 also increased at CNH and at the Components and Production Systems business area.

*	Unless otherwise indicated, all references to net revenues and trading profit (loss) for the individual sectors in this section are based on these measures prior to eliminations for intra-Group transactions. Aggregate net revenues for the Automobiles and Components and Production System business area are after intra-area eliminations; there are no significant intra-area eliminations for any other business area or line item.

**	“Net revenues” are revenues net of discount and similar concessions.

     For the Automobiles business area, aggregate net revenues after intra-area eliminations increased by 20.2% to €25,577 million in 2006, from €21,275 million in 2005. The overall increase was driven by the significant growth recorded at Fiat Group Automobiles, mainly due to higher sales volumes. Revenues also improved at Ferrari (+12.3%), while Maserati recorded a slight decline (-2.6%).
     CNH recorded net revenues of €10,527 million in 2006, an increase of 3.1%, compared with €10,212 million in 2005. Better pricing and higher sales volumes of construction equipment were partially offset by a decrease in deliveries of agricultural equipment.
     Net revenues at Iveco increased by 7.7%, to €9,136 million from €8,483 million in the prior year, primarily reflecting higher unit sales and better pricing.
     In the Components and Production Systems business area, aggregate net revenues increased by 15.3%, from €10,727 million in 2005 to €12,366 million in 2006, reflecting higher revenues at FPT (primarily attributable to the inclusion in 2006 of a full year of results from the Passenger and Commercial Vehicles product line acquired from GM in May 2005) and at Magneti Marelli, that were only partially offset by declines recorded at Comau and Teksid.
     Aggregate net revenues in our Other Businesses declined by 2.3% to €1,581 million in 2006 from €1,618 million in 2005, mainly due to a reduction in Business Solutions’s revenues.
Trading Profit
     In 2006, we recorded a trading profit of €1,951 million, nearly double the €1,000 million recorded in 2005, reaching 3.8% of revenues (2.1% in 2005). The most significant improvements were recorded at the Automobiles business area (whose trading profit changed from a loss of €209 million in 2005 to a profit of €441 million in 2006, with Fiat Group Automobiles alone turning from a trading loss of €281 million in 2005 to a trading profit of €291 million in 2006) and Iveco, increasing its trading profit by €214 million. Only the Components and Production Systems business area, due to Comau’s negative performance, recorded a decrease in trading profit.
     The net revenues and trading profit (loss) recorded by each of our sectors prior to eliminations are summarized in the table “Operating Results by Sector” in Item 4 and analyzed in the more detailed sector-by-sector discussion appearing below.
Net Gain on the Disposal of Investments
     Net gain on the disposal of investments was €607 million in 2006, a decline of €298 million, or 32.9% from the €905 million net gain on such sales recorded in 2005. In 2006, the principal matters included in this item were a gain of €463 million resulting from the creation of the FAFS joint venture, as well as gains on the sale of B.U.C. (€80 million), Immobiliare Novoli S.p.A. (€39 million), Machen Iveco Holding SA (which controlled 51% of Ashok Leyland Ltd) (€23 million), Atlanet S.p.A. (€22 million) and the residual interest in IPI S.p.A. (€9 million), and an expected loss of €29 million in connection with the sale of the stake held in Meridian Technologies Inc. (Teksid’s former magnesium activities), which sale was completed at the beginning of March 2007. The €905 million recorded in 2005 included a €878 million gain on the sale of our interest in Italenergia Bis, as well as a €23 million gain on the sale of Palazzo Grassi S.p.A., which owned the historic Palazzo Grassi in Venice.

Restructuring Costs
     Our restructuring costs in 2006 amounted to €450 million, a reduction of 10.4% from 2005, and primarily comprised:
•	€179 million at Comau related to the reshaping and restructuring of the scope of this sector’s operations;

•	€145 million at CNH, primarily attributable to the ongoing reorganization of activities and the restructuring process underway at certain production plants;

•	restructuring costs of €60 million at FPT, €16 million at Magneti Marelli and €12 million at Business Solutions.
     In 2005, our restructuring costs totaled €502 million, and were primarily related to Fiat Group Automobiles (€162 million), Iveco (€99 million), CNH (€87 million) and Magneti Marelli (€33 million).
Other Unusual Income (Expenses)
     We recorded unusual expenses of €47 million in 2006, as compared to unusual income of €812 million in 2005. In 2006, this item included a €26 million expense attributable to an impairment of the goodwill of certain European companies of Comau connected with their restructuring, and a €17 million expense relating to the ongoing reorganization and rationalization of our relationships with Group suppliers.
     In 2005, this item included the following: a gain of €1,134 million (net of related costs) arising from GM’s payments to us in connection with the termination of the Master Agreement; as a €117 million gain realized on our final sale of certain real estate assets that had been securitized in 1998; expenses of €187 million relating to the process of reorganization and streamlining of relationships with the Group’s suppliers (which was launched in 2004) and with Fiat Group Automobiles dealers; €141 million in expenses at Fiat Group Automobiles associated with product platform rationalization and the reallocation of production activities; €71 million in indemnity claims paid in connection with the unwinding of our Global Value joint venture with IBM and €30 million in charges related to businesses we had disposed of in prior years.
Operating Result
     In 2006, we recorded operating income of €2,061 million, as compared to operating income of €2,215 million in 2005. The €154 million, or 6.9%, decrease reflected primarily the sharp change in other unusual income (expenses) (which decreased from income of €812 million in 2005 to expenses of €47 million in 2006), as well as lower net gains on the disposal of investments (which decreased by €298 million), which were offset in part by a €951 million improvement in trading profit and by a reduction of €52 million in our restructuring costs.
Financial Income (Expenses)
     Our net financial expenses totaled €576 million in 2006, a decrease of €267 million, or 31.7%, from 2005. The positive change was mainly attributable to the lower level of net industrial debt of the Group, in particular the elimination of the charges relating to the Mandatory Convertible Facility and on the financing connected with the Italenergia Bis transaction, which financings were repaid in September 2005, as well as higher financial income of €56 million arising from the equity swap agreements on Fiat shares which had been entered into to cover stock option plans. Net financial expenses also include interest costs on pension and other post-employment benefits to employees, which amounted to €166 million in 2006, compared to €146 million in 2005.
Unusual Financial Income
     We had no unusual financial income or expenses in 2006. In 2005, we separately recorded “unusual financial income” of €858 million in connection with the capital increase resulting from the conversion of the Mandatory Convertible Facility, reflecting the excess of the aggregate €3 billion subscription price for the shares acquired by the lending banks and the actual stock market price of those shares on the subscription date.
Result from investments
     We recorded investment income of €156 million in 2006, a significant increase from the €34 million recorded in 2005. The net result of investments accounted for using the equity method rose by €10 million to €125 million, while other income (expenses) from investments improved from expenses of €81 million in 2005 (reflecting €74 million in risks and charges recognized for investments in China) to income of €31 million in 2006, also as a result of the higher amount of dividends received.
Income Taxes
     The net income tax effect on our statement of operations for 2006 was a charge of €490 million (compared with income taxes of €844 million in 2005) and included €149 million for IRAP, the regional tax on production activities in Italy, and €56 million in income taxes for previous years. Current and deferred tax charges for 2006 was therefore equal to €285 million. In 2005 the €844 million total included €425 million in deferred taxes (€277 million of which was attributable to a reversal of deferred tax assets related to the gain recorded in connection with the termination of the Master Agreement with GM), as well as €184 million in current tax charges, principally related to income at the Group’s subsidiaries outside of Italy, €116 million for IRAP, and €119 million attributable to income taxes for prior years.
Net Result
     As a result of the factors described above, we recorded a positive net result for the year of €1,151 million in 2006, compared to €1,420 million recorded in 2005 (which, as described above, benefited from unusual financial income of €858 million). The portion of the net result attributable to the equity holders of the parent was positive for €1,065 million in 2006, compared to €1,331 million in 2005.
Earnings per Share
     Basic earnings per share in 2006 were equal to €0.789 for ordinary and preference shares and €1.564 for savings shares, as compared with earnings per share (ordinary, preference and savings) of €1.250 in 2005. Taking into account the dilutive effect of shares issued to service our stock option plans, diluted earnings per share in 2006 were equal to €0.788 for ordinary and preference shares and €1.563 for savings shares. During 2005, no dilutive effects arose from our stock option plans.

Automobiles Business Area
     As noted above, aggregate net revenues for the Automobiles business area increased by 20.2% to €25,577 million in 2006, from €21,275 million in 2005, mainly due to the significant growth recorded at Fiat Group Automobiles (+21.3%). Revenues also improved at Ferrari (+12.3%), while they declined slightly at Maserati (-2.6%). The Automobiles business area improved its trading profit from a loss of €209 million in 2005 to a profit of €441 million in 2006, reflecting Fiat Group Automobiles’ improved performance, and higher profits at Ferrari, as well as Maserati’s reduced trading losses.
     The results of each sector in this business area are analyzed in more detail below.
     Fiat Group Automobiles. Fiat Group Automobiles’ total revenues in 2006 were €23,702 million, up 21.3% from €19,533 million in 2005. Trading performance throughout the year was positively impacted by the growing success of new models that had been introduced in recent years, as well as other models that were introduced during 2006. The models responsible for this performance included the Fiat Grande Punto and Panda models (the latter with its new Cross and 100 HP versions), the Alfa Romeo 159 (sedan and sportwagon) and Brera models, the Lancia Ypsilon and New Ypsilon models, as well as the New Ducato and New Doblò light commercial vehicles.
     Fiat Group Automobiles’ global deliveries to the dealer network, importers and other large direct customers during 2006 totaled 1,980,300 vehicles, an increase of 16.7% from 1,697,300 units in 2005. In Western Europe, Fiat Group Automobiles delivered 1,289,600 vehicles in 2006, an increase of 17.2% from 2005. Deliveries increased sharply in almost all of the principal European countries, with growth rates generally far outpacing market demand. New registrations in the Western European automobile market as a whole expanded slightly (+0.7%) from 2005 industry totals. In Italy, this sector’s deliveries rose 17.5% to 808,200 units, while new registrations in the Italian market increased by 3.7%. Fiat Group Automobiles’ deliveries in the sector’s other principal European markets also increased in Germany (+21.3%), as well as in the United Kingdom (+42.8%) and France (+10.9%), despite lower market demand in the United Kingdom and France. In Spain a slight decline in deliveries (-1.0%) reflected weak demand. Trends in new registrations in the European markets were mixed, with a gain in Germany (+3.8%) and declines in the United Kingdom (-3.9%), France (-3.3%) and Spain (-2.0%). Fiat Group Automobiles’ share of the Italian automobile market rose to 30.7%, 2.7 percentage points higher than in 2005, and its market share in Western Europe as a whole reached 7.6%, up 1.1 percentage points from 2005.
     In Poland, Fiat Group Automobiles sold a total of 33,000 vehicles in 2006, or 2.3% fewer than in 2005, while new registrations in the Polish market expanded slightly (+1.5%). Fiat Group Automobiles’ automobile market share in Poland declined by 0.4 percentage points to 10.3%. In Brazil, where new automobile registrations increased by 13.1% in 2006, this sector sold a total of approximately 464,800 vehicles, a 15.0% increase from 2005, primarily as a result of a recovery of demand in the local market and the success of the flex (alcohol and gasoline bi-fuel) versions of Palio and Mille models, as well as the Fiat Idea. Thanks to these gains, Fiat Group Automobiles’ share of the Brazilian automobile market increased by 0.9 percentage points to 25.3%. In Argentina, where the economy continued to recover, demand for automobiles expanded by 16.2% from 2005. Fiat Group Automobiles reported a market share of 10.8%, down from 2005 (-1.6 percentage points), as deliveries of automobiles and light commercial vehicles decreased by 0.7%, to a total of 43,800 units.

     Fiat Group Automobiles delivered 323,500 light commercial vehicles in 2006, an increase of 13.4% from 2005. In Western Europe, where Fiat Group Automobiles’ deliveries increased by 16.5%, its market share rose by 0.7 percentage points to 11%.
     In 2006, Fiat Group Automobiles’ financial services subsidiaries provided €12,400 million in financing to the distribution network, 26.4% more than in 2005. The increase in volumes reflected the increase in sales reported in most of the markets in which Fiat Group Automobiles operates. This sector’s financial activities provided €1,980 million in financing to suppliers, or 46.0% less than in 2005, reflecting the sector’s decision to reduce its commitment to that activity. Conversely, the financing and mobility services activities had revenues of €991 million in 2006, an increase of 60.1% from €619 million in 2005. The increase was principally due to the change in the scope of these operations following the consolidation of Leasys, full control of which was acquired at the end of 2005, and to an increase in financing to the dealer network, which more than offset a decline in financing to suppliers.
     Fiat Group Automobiles recorded a trading profit of €291 million in 2006, a strong improvement from the trading loss of €281 million recorded in 2005. The turnaround was due mainly to higher sales volumes and the positive impact of a more favorable product mix attributable to the new models. Higher production volumes also permitted greater absorption of fixed production costs. Cost-cutting measures, particularly purchasing efficiencies and containment of governance costs, continued in 2006. Conversely, higher volumes were supported by a greater commitment to marketing and sales network development. Fiat Group Automobiles’ 2006 trading profit was equal to 1.2% of its net revenues, exceeding the target of approximately 1.0% set by management in July 2006.
     Maserati. Maserati recorded revenues of €519 million in 2006, down 2.6% from the €533 million recorded in 2005; this decrease reflected the fact that the results in 2005 had benefited from the sales of the special MC12 street version, which was no longer sold in 2006. Conversely, unit sales grew due to an increase in sales of the Coupé and Spyder models. The Quattroporte confirmed its position as the top-selling model, with over 3,800 units sold. Maserati’s sales to dealer network were 5,734 units in 2006, an increase of approximately 3% from the prior year. This sector recorded a trading loss of €33 million in 2006, compared to a loss of €85 million in 2005, with the significant reduction reflecting major efficiency gains.
     Ferrari. Ferrari recorded revenues of €1,447 million in 2006, a 12.3% increase from €1,289 million recorded in 2005. The increase was largely attributable to the success of the F430 and 599 GTB Fiorano models. Revenues were also boosted by sales in the Middle East and Far East markets. Ferrari’s sales to dealer network were 5,838 units in 2006, an increase of approximately 8% from the prior year. This sector recorded €183 million in trading profit, an increase of 16.6% from €157 million in 2005. The improvement reflected higher sales volumes and efficiency gains, the positive impact of which were partially offset by higher research and development expenses.
CNH (Agricultural and Construction Equipment Business Area)
     CNH recorded net revenues of €10,527 million in 2006, an increase of 3.1% from the €10,212 million recorded in 2005. The improvement reflected higher revenues at this sector’s financial services operations, as well as higher sales of construction equipment and improved prices, which were partially offset by the declines in this sector’s sales of agricultural equipment. Revenues also benefited from the positive impact of exchange rates.

     The following table sets forth CNH’s net revenues from sales of agricultural and construction equipment, as reported by CNH, for the periods indicated in both US dollars and euros.

Net Revenues from Sales of Equipment	2006	2005
	(in millions of euros) (*)
Agricultural Equipment	6,218	6,304
Construction Equipment	3,428	3,186

TOTAL	9,646	9,490

	(in millions of dollars)

Agricultural Equipment	7,809	7,843
Construction Equipment	4,306	3,963

TOTAL	12,115	11,806

*	US dollar amounts as reported by CNH translated into Euro at the average rate for the relevant year. See Note 39 to the Consolidated Financial Statement included in Item 18.
     CNH’s net revenues from sales of equipment in 2006 increased by 1.6% to €9,646 million, from €9,490 million in 2005. In US dollar terms (CNH’s functional currency), net revenues from sales of equipment increased by $309 million, or 2.6%. When calculated so as to exclude the translation impact of foreign exchange rates, net sales of construction equipment increased by roughly 8% while those of agricultural equipment decreased by about 2%.
     Overall world market demand for major agricultural equipment product lines (as measured by new registrations) was approximately 9% higher in 2006 than in 2005, reflecting a worldwide increase in demand for tractors (+9%) and a decline for combines (-7%). Market demand for tractors increased significantly in the rest of the world markets (+25%) and at a more modest rate in Western Europe (+3%) and Latin America (+1%). In North America it was down by 3% due to a decrease in demand for tractors over 100-horsepower (-13%), four wheel drive tractors (-15%), and under 40-horsepower tractors (-3%), while demand for mid-sized tractors was up slightly. The market for combines declined sharply in Latin America (-36%), was down in North America (-7%) and Western Europe (-6%) and increased in the rest of the world markets (+10%). CNH’s overall tractor market share declined by approximately 0.9 percentage points from 2005, but improved in Latin America. This sector’s overall market share for combines increased by approximately 0.7 percentage points, due to higher market penetration in Latin America and North America.
     World market demand for the construction equipment product lines in which CNH competes increased by about 8% in 2006, rising in all principal markets except for North America and for all major product categories except skid steer loaders. Market demand for loader backhoes rose by about 7% worldwide due a significant increase in Latin America (+37%) and in the rest of the world markets (+33%), but declined in North America (-13%). Market demand for skid steer loaders was down approximately 5% worldwide as a result of the decline in North America (-13%), against a positive performance in other areas. Industry demand for heavy equipment increased by about 14% worldwide, as demand rose in Latin America (+24%), North America (+3%), Western Europe (+13%) and the rest of the world markets (+23%). CNH’s overall construction equipment market share (calculated on a unit basis) declined by approximately 0.3 percentage points.
     Expressed in US dollars, CNH’s net revenues from sales of agricultural equipment totaled $7,809 million and were approximately flat compared to 2005, but approximately 2% lower than in 2005 net of the translation impact of variations in foreign exchange rates. This decline reflected an unfavorable mix and a reduction in wholesale unit sales which was attributable to CNH actions to reduce its dealers’ inventory, which were only partially offset by the increase in net revenues due to improved prices and new products. Net revenues declined in North America, where a decrease in unit sales for both tractors and combines reflected the market declines. On the other hand, net revenues grew in Latin America, led by higher sales of tractors, rose in the rest of the world and grew slightly in Western Europe, notwithstanding lower unit sales of combines.
     Net revenues from sales of construction equipment increased by approximately 9% in dollar terms to $4,306 million in 2006, primarily due to improved pricing, higher wholesale unit sales, which benefited from rising demand, and an improved product mix linked to new products. Significant gains in net revenues were recorded in Latin America (+44%), reflecting strong growth in volumes and the positive impact of exchange rates. Net revenues rose also in Western Europe and in the rest of the world market as a result of higher units sales. Only in North America net revenues decline as a result of lower wholesale unit sales reflecting the decline in market demand.
     The following table sets forth certain data on CNH’s net revenues from sales of equipment by geographic region for the periods indicated in both US dollars and euros.

Net Revenues from Sales of Equipment	2006	2005
	(in millions of euros) (*)
North America	4,263	4,580
Western Europe	3,060	2,929
Latin America	797	617
Rest of the World	1,526	1,364

TOTAL	9,646	9,490

	(in millions of dollars)
North America	5,354	5,698
Western Europe	3,843	3,643
Latin America	1,001	768
Rest of the World	1,917	1,697

TOTAL	12,115	11,806

*	US dollar amounts as reported by CNH translated into Euro at the average rate for the relevant year. See Note 39 to the Consolidated Financial Statement included in Item 18.
     Expressed in US dollars, CNH’s net revenues from sales of equipment in North America decreased by 6% from $5,698 million in 2005 to $5,354 million in 2006, reflecting lower sales of agricultural equipment and of construction equipment. Net revenues in Western Europe increased by 5.5% from $3,643 million in 2005 to $3,843 million in 2006, reflecting the effect of higher unit sales of construction equipment and higher revenues from agricultural equipment. Net revenues from sales of equipment in Latin America increased by 30.3%, from $768 million in 2005 to $1,001 million in 2006, as a result of strong sales of construction equipment and tractors and the favorable impact of variations in exchange rates. In the rest of the world, net revenues from sales of equipment were up 13.0%, to $1,917 million in 2006 from $1,697 million in 2005, mainly as a result of higher unit sales of construction equipment and higher revenues for agricultural equipment.
     When stated in euros, our reporting currency, CNH’s net revenues from sales of equipment decreased by 6.9% in North America and increased by 4.5% in Western Europe, 29.1% in Latin America and 11.9 in the rest of the world.

     CNH recorded a trading profit of €737 million in 2006 (7.0% of net revenues, meeting the target of 7 — 7.5% set by management), an increase of €39 million, or 5.6%, from €698 million (6.8% of net revenues) in 2005. The increase reflected better pricing, higher construction equipment volumes, manufacturing efficiency and purchasing savings, partially offset by unfavorable volumes and mix of agricultural equipment. This sector also benefited from a reversal of previously accrued reserves in the amount of €25 million (compared to €83 million in 2005), following the reorganization of healthcare costs for employees in North America. See Note 26 to the Consolidated Financial Statements included in Item 18 for further information.
Iveco (Trucks and Commercial Vehicles Business Area)
     Iveco’s revenues for 2006 totaled €9,136 million, an increase of 7.7% from the €8,483 million recorded in 2005, reflecting increased unit sales and better pricing.
     During 2006, Iveco delivered approximately 181,500 vehicles worldwide (17,600 of which were sold with buy-back commitments), or 5.2% more than in 2005. These sales, together with those made by associated companies (Naveco and Turkish licensee Otoyol) which amounted to approximately 25,200 units, totaled approximately 206,700 units. In 2005, Iveco together with associated companies sold 255,300 units, which included 59,600 units sold by the Indian associated company Ashok Leyland – our indirect minority interest in which was sold in August 2006 and was thus no longer included in these 2006 figures – and 23,200 units sold by the other related companies.
     While volumes reflect the number of vehicles shipped, in cases where such vehicles are sold with a buy-back commitment, revenues under IFRS are only recognized to the extent of the accrued rent (such rent being the amount of the difference between the sale price and the buy-back price, and recognized over the term of the contract). Consequently, sales volumes might not coincide with revenue volumes.
     In Western Europe, Iveco delivered approximately 135,100 vehicles, or 3.2% more than the 131,000 vehicles delivered in 2005, as new registrations in the Western European market for commercial vehicles (measured in terms of new registrations with a GVW of 2.8 tons or more) increased by 2.3% to approximately 1,132,300 units. Increases in demand were registered in France (+3.6%) and Germany (+3.2%), while demand contracted slightly in Italy (-1.9%), United Kingdom (-1.1%) and Spain (-0.2%). In this context, Iveco reported significant increases in deliveries in Germany (+21.0%) and in Spain (+7.1%). This sector’s deliveries also grew in France (+1.1%). These were offset in part by decreases in Italy (-5.1%) and the U.K. (-9.9%), partly due to the weak market. This sector’s share of the overall Western European market for vehicles with a GVW of 2.8 tons or more was 10.7%, virtually unchanged from the prior year (-0.2 percentage points).
     In Eastern Europe, Iveco delivered approximately 19,700 units, a sharp increase of 25.0% from the 15,800 units delivered in 2005. Outside Europe, Iveco’s deliveries increased by 3.5%, from approximately 25,700 vehicles to 26,700 in 2006, with gains in Africa and the Middle East and volume remaining stable in Latin America.
     Irisbus, this sector’s bus unit, sold 9.300 buses during the period, an improvement of 9.4% over the prior year. Unit sales at Naveco, this sector’s joint venture in China with the NAC Group, increased by roughly 11% to approximately 20,000 vehicles. Sales by Iveco’s unconsolidated licensee in Turkey were about the same as in 2005 (5,200 units).
     Iveco’s financing and rental activities recorded revenues of €508 million in 2006, an increase of 11.2% from the €457 million recorded in 2005 (which included revenues realized by companies disposed of in June 2005, in connection with the Barclays joint venture transaction). The increase in revenues was primarily due to higher activity levels in Eastern Europe.
     Iveco recorded a trading profit of €546 million in 2006, an increase of 64.5% from the €332 million posted in 2005, with the improved result reflecting higher volumes, better pricing, and efficiency gains on materials, production and governance costs resulting from the streamlining program undertaken in 2005. This sector’s trading profit was equal to 6.0% of its revenues, at the upper end of target levels (5.5%-6%) set by management and higher than the 3.9% recorded in 2005.
Components and Production Systems Business Area
     The Components and Production Systems business area recorded aggregate net revenues of €12,366 million in 2006, compared to the €10,727 million posted in 2005, or an increase of 15.3%, which reflected the positive performance of FPT and Magneti Marelli, offset in part by a decline in revenues at Comau and Teksid. The results of each of the business area’s sectors are analyzed in more detail below. The trading profit of this business area was €348 million in 2006,or 2.8% lower than the €358 million recorded in 2005, as the decrease recorded at Comau was not completely offset by improvements at the other sectors. The business area’s trading margin was equal to 2.8%, lower than the target of approximately 3.5% - 4% set by management and the 3.3% posted in 2005. Were Comau’s result to be excluded, the business area’s trading margin would have been 3.7%.
     Fiat Powertrain Technologies. FPT revenues increased 36.0% from €4,520 million in 2005 to €6,145 million in 2006, with the increase being primarily attributable to the inclusion of a full year of results from the Passenger and Commercial Vehicles product line acquired from GM in May 2005. Most of FPT’s output was sold to other Group sectors, while sales to third parties and joint ventures represented 26% of its revenues in 2006. In 2006, revenues of the Passenger & Commercial Vehicles product line totaled €3,447 million, compared with €1,966 million recorded in the May-December 2005 period (i.e., the period in 2005 during which their results were included in the FPT sector following their acquisition from GM). The Industrial & Marine product line had revenues of €2,678 million in 2006 (+4.9% from 2005). FPT recorded a trading profit of €168 million in 2006, a 54.1% increase from the €109 million recorded in 2005. The increase was mainly attributable to purchasing and manufacturing efficiencies, as well as the different scope of operations described above, which more than offset higher raw material prices, mainly for aluminum and mineral oils.
     Components. Magneti Marelli’s revenues amounted to €4,455 million in 2006 or 10.5% more than the €4,033 million recorded in 2005. This positive performance was attributable to higher sales of Fiat, Alfa Romeo and Lancia models incorporating the sector’s products and an increase in new applications on car models of the Group and third parties (particularly online applications, hi-tech products of the lighting business area and Selespeed gearboxes). The sector’s 2006 revenues only included the results of the activities relating to the final assembly of suspension systems on Fiat vehicles for the first months of the year, as they were transferred to Fiat Group Automobiles at the beginning of May 2006, except for those carried out at the Mirafiori plant which were transferred at the beginning of June 2006. Magneti Marelli recorded a trading profit of €190 million, compared to €162 million in 2005, with the 17.3% improvement being attributable to higher sales volumes, streamlining of the cost base and efficiency gains, which more than offset price pressures.
     Metallurgical Products. Teksid reported revenues of €979 million in 2006, or 5.5% less than the €1,036 million recorded in 2005, principally reflecting lower volumes at both the cast iron and magnesium businesses. The decrease in the cast iron volumes resulted from the sale of SBFM in August 2006 (if one were to exclude volumes generated by SBFM in 2005, our remaining cast iron volumes increased 1.5%). The decline in magnesium volumes, in turn, was primarily attributable to a slowdown in its reference markets, in particular that of SUVs in North America. Teksid recorded trading profit of €56 million in 2006, a 24.4% improvement over the €45 million in 2005, mainly due to efficiency gains.
     Production Systems. Comau recorded revenues of €1,280 million in 2006, or 18.6% lower than the €1,573 million recorded during 2005. The decline was mainly attributable to the European body-welding operations, which were negatively impacted by shrinking demand and intense pressure on prices. Revenues also decreased, but to a lesser extent, at the European powertrain business line and at Comau Pico in North America. The Production Systems sector posted a trading loss of €66 million, compared to a trading profit of €42 million in 2005. A particularly sharp decline in volume and margins was reported by the body-welding operations in Europe, but decreases were also reported by most of the other business areas of this sector.
Other Businesses
     Our other businesses recorded aggregate net revenues of €1,581 million in 2006, down 2.3% from the €1,618 million posted in 2005. The combined trading loss reported by the other businesses amounted to €121 million, an improvement of €58 million from the €179 million loss recorded in 2005. Results for each of the business area’s sectors are analyzed in more detail below.
     Services. Business Solutions had revenues of €668 million for 2006, a decrease of 11.2% from €752 million in 2005. The decrease was mainly due to the sale of Atlanet, which was offset in part by a higher level of services provided to Group companies. Trading profit amounted to €37 million, as compared with €35 million in 2005, with the 5.7% increase primarily reflecting cost efficiency gains.
     Publishing and Communications. Itedi’s revenues amounted to €401 million in 2006, an increase of 1.0% from the €397 million reported in 2005. The slight increase was mainly attributable to higher advertising revenues at Publikompass. Lower newspaper sales revenues (as average daily circulation decreased to 310,000 in 2006 from 312,000 in 2005) were offset by higher revenues from brand-stretching initiatives which use La Stampa’s nationally recognized brand name. The publishing and communications sector reported trading profit of €11 million, as compared with trading profit of €16 million in 2005, with the 31.2% decrease being attributable to higher costs for the launch of the restyled newspaper in November 2006, as well as higher paper costs.
     Other companies. Our other companies (including holding companies and the effect of eliminations) recorded a trading loss of €169 million in 2006, compared to a trading loss of €230 million in 2005. The reduction of €61 million from the 2005 loss was mainly due to the reorganization and rationalization of non-core activities and central structures.

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
Net Revenues
     Our worldwide net revenues totaled €46,544 million in 2005, a 2.0% increase, as compared to the €45,637 million recorded in 2004. Increases in revenues for nearly all of our industrial sectors were only partially offset by declines at Fiat Group Automobiles, Comau and our other businesses (Business Solutions, Itedi, and our other companies).
     For the Automobiles business area, aggregate net revenues increased by 0.3% to €21,275 million in 2005, from €21,207 million in 2004. Higher revenues at Maserati and Ferrari more than offset a 0.8% decline in revenues at Fiat Group Automobiles. The slight decrease in revenues at Fiat Group Automobiles primarily reflected a 3.9% decrease in unit sales that was mainly concentrated in the first nine months of the year, as discussed in more detail in the discussion of Fiat Group Automobiles below.
     CNH recorded net revenues of €10,212 million in 2005, an increase of 2.3%, compared with €9,983 million in 2004, as the impact of higher sales of construction equipment in the Americas and the rest of the world, as well as higher prices, were partially offset by decrease in sales of agricultural equipment in this sector’s main markets.
     Net revenues at Iveco increased 6.0% to €8,483 million from €8,006 million in the prior year, primarily reflecting higher unit sales.
     In the Components and Production Systems business area, aggregate net revenues increased by 24.1%, from €8,647 million in 2004 to €10,727 million in 2005, reflecting primarily FPT’s inclusion of eight months of revenues from the Passenger and Commercial Vehicles product line acquired from GM in May 2005, as well as higher revenues at Magneti Marelli and Teksid that were only partially offset by lower revenues at Comau. Aggregate net revenues in our other business declined 19.2% to €1,618 million in 2005 from €2,003 million in 2004, due to a decline in revenues at Business Solutions, Itedi and our other businesses.
Trading Profit
     In 2005, we recorded a trading profit of €1,000 million, a very significant increase from the €50 million recorded in 2004. The increase reflected a €643 million reduction in the trading loss of the Automobiles business area (of which €541 million related to Fiat Group Automobiles), as well as higher trading profits at CNH, Iveco and the Components and Production Systems business area, which were offset only in part by a higher trading loss at our other businesses.
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
Restructuring Costs
     Our restructuring costs in 2005 amounted to €502 million, a reduction of 7.4% from 2004, and primarily comprised:
•	€162 million in restructuring costs at Fiat Group Automobiles related to the “rightsizing” of this sector’s central business governance structures and those of certain companies outside Italy, as well as the restructuring of the former Fiat-GM Powertrain activities following the unwinding of those joint ventures in May;

•	€103 million at Iveco, mainly for reorganization activities, particularly with regard to staff structures;

•	€87 million at CNH, primarily attributable to the ongoing reorganization of activities and the restructuring process underway at certain production plants;

•	restructuring costs of €46 million, €33 million and €22 million at Comau, Magneti Marelli and Business Solutions, respectively.
     In 2004, our restructuring costs totaled €542 million, and were primarily concentrated at Fiat Group Automobiles (€355 million), CNH (€68 million), Magneti Marelli (€48 million) and Iveco (€24 million).

Other Unusual Income (Expenses)
     We recorded €812 million of unusual income in 2005, as compared to unusual expenses of €243 million in 2004, with the positive result reflecting the €1,134 million gain (net of related costs) arising from GM’s payments to us in connection with the termination of the Master Agreement, as well as a €117 million gain realized on our final sale of certain real estate assets that had been securitized in 1998. These gains were partially offset by other unusual expenses, primarily comprising €187 million in expenses relating to the process of reorganization and streamlining of relationships with the Group’s suppliers (which was launched in 2004) and with Fiat Group Automobiles dealers, €141 million in expenses at Fiat Group Automobiles associated with product platform rationalization and the reallocation of production activities, and €71 million in indemnity claims paid in connection with the unwinding of our Global Value joint venture with IBM, as well as €30 million in charges related to businesses we had disposed of in prior years.
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
Financial Income (Expenses)
     Our net financial expenses totaled €843 million in 2005, a 28.5% decrease from the €1,179 million recorded in 2004. The 2004 result included approximately €150 million in net financial expenses recorded on the unwinding of an equity swap on General Motors shares (see “Off Balance Sheet Arrangements” below for additional information on this transaction) and approximately €100 million in write downs of financial receivables. The overall reduction in our net financial expenses net of these two items reflected the lower net debt of the Group’s industrial companies and greater efficiency in our funding operations, despite a general increase in market interest rates, particularly on dollar-denominated borrowings. Net financial expenses also include interest costs on pension and other post-employment benefits to employees, which amounted to €146 million in 2005, compared to €127 million in 2004.
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
Automobiles Business Area
     As noted above, aggregate net revenues for the Automobiles business area increased by 0.3% to €21,275 million in 2005, from €21,207 million in 2004. Higher revenues at Maserati (+30.3%) and Ferrari (+9.7%) more than offset a 0.8% decline in revenues at Fiat Group Automobiles. The Automobiles business area reduced its trading loss by 75.5% or €643 million, from €852 million in 2004 to €209 million in 2005. Fiat Group Automobiles and Maserati each reduced their trading losses sharply, while Ferrari increased its trading profit.
     The results of each of the business area’s sectors are analyzed in more detail below.
     Fiat Group Automobiles. Fiat Group Automobiles’ total revenues in 2005 were €19,533 million, a slight decrease of 0.8% from €19,695 million in 2004. The decrease was due to lower sales volumes, particularly in the first nine months of the year, the impact of which was only partially offset by an improved product mix and positive exchange rate effects. This sector’s performance varied over the course of 2005, as sales in the first half of the year were impacted by reduced sales of existing models in anticipation of the expected launch of new models, intense competitive pressure, and Fiat Group Automobiles’ focus on more profitable sales channels. The commercial launch of the Fiat Croma in May, and the Fiat Grande Punto and Alfa 159 in September and October, respectively, reversed the trend, as unit sales rose in the fourth quarter of the year. These launches, followed by the presentation of the Alfa Brera, Fiat Panda Cross, and Lancia Ypsilon Momo Design models in the fourth quarter, allowed Fiat Group Automobiles to reverse the sales decline.
     Fiat Group Automobiles’ global deliveries to the dealer network, importers and other large direct customers during 2005 totaled approximately 1,697,300 vehicles, a decrease of 3.9% from 1,766,000 units in 2004. In Western Europe, Fiat Group Automobiles delivered 1,100,000 vehicles in 2005, a decrease of 7.8% from 2004, with the rate of decline leveling off in the fourth quarter due to the positive contribution of new models. New registrations in the Western European automobile market as a whole remained essentially unchanged, decreasing by only 0.2% from 2004 industry totals. In Italy, this sector’s deliveries declined by 2.4% to 687,700 units, as new registrations in the Italian market as a whole declined by 1.3%. Fiat Group Automobiles’ deliveries in this sector’s other principal European markets declined by 15.8% in Germany, 38.5% in the United Kingdom and 3.0% in Spain, with an increase posted only in France (+8.3%). Trends in new registrations in these markets were mixed, with a decline of approximately 5% in the United Kingdom and slight gains in France (+2.6%), Germany (+1.6%) and Spain (+0.9%). Fiat Group Automobiles’ share of the Italian automobile market held steady at 28.0%, while its market share in Western Europe as a whole declined to 6.5% from 7.2% in 2004.
     In Poland, Fiat Group Automobiles sold a total of 33,800 vehicles in 2005, or 44.3% fewer than in 2004, with the decrease being mostly attributable to weak demand as new registrations in the Polish market fell by 26.5%. Fiat Group Automobiles’ automobile market share in Poland declined by 6.4 percentage points to 10.7%. In Brazil, where new automobile registrations increased by 9.1% in 2005, this sector sold a total of approximately 404,300 vehicles, a 12.9% increase from 2004, primarily as a result of a recovery of demand in the local market and the introduction of the flex (alcohol and gasoline bi-fuel) versions of Palio and Mille models in the country. Thanks to these gains, Fiat Group Automobiles’ share of the Brazilian automobile market increased by 0.9 percentage points to 24.4%. In Argentina, where the economy continued to recover from the deep crisis of 2002, the automobile market expanded by 35.6%. Fiat Group Automobiles increased its market share in Argentina to 12.4% in 2005, up 0.6 percentage points from 2004.
     Fiat Group Automobiles delivered 285,200 light commercial vehicles in 2005, an increase of 5.1% from 2004, and maintained its market share in Western Europe largely unchanged at 10.4% (down 0.2 percentage points from 2004).
     In 2005, Fiat Group Automobiles’ financial services subsidiaries provided €9,810 million in financing to the distribution network, 11.5% less than in 2004. The reduction in business volume reflected the decrease in unit sales in a number of European countries, a policy designed to reduce and selectively control dealer inventories and the sale of this sector’s retail financing activities in the United Kingdom in the fourth quarter of 2004. In Brazil, on the contrary, Fiat Group Automobiles’ lending activity mirrored the positive sales performance in the local market. This sector’s financial activities provided €3,670 million in financing to suppliers, or 42.1% less than in 2004. This sector’s financing and mobility services activities had revenues of €619 million in 2005, with the decrease of 16.7% from €743 million in 2004 reflecting the reduction in financing to suppliers as well as the divestiture in the United Kingdom.
     Fiat Group Automobiles strengthened its position in the rental and corporate fleet business in Italy by acquiring Enel’s share of Leasys, which rents and manages corporate car fleets, at the end of 2005. Savarent continued to function as a captive company that operates through the Fiat Group Automobiles dealer network, serving mainly individuals and small and medium-size businesses. This sector’s rental fleet rose to 144,500 vehicles at the end of 2005, or about 3% more than the previous year.
     Fiat Group Automobiles narrowed its trading loss by 65.8%, recording a trading loss of €281 million in 2005, as compared to €822 million in 2004. The sharp decline in this sector’s trading loss was primarily attributable to a more profitable sales mix and very sharp reductions in governance costs, as well as a reduction in production costs reflecting purchasing efficiencies and a strong focus on more profitable sales channels, which together more than offset the impact of the declines in revenues and unit sales. Fiat Group Automobiles’ 2005 trading loss was equal to -1.4% of its net revenues, exceeding both the target of approximately -1.5% set by management and the approximately -4% recorded in 2004.
     Maserati. Maserati recorded revenues of €533 million in 2005, an increase of 30.3% from €409 million recorded by the same operations in 2004 (when they were part of the Ferarri-Maserati sector). The increase reflected strong sales of the Quattroporte and the special MC 12 , a road version of the MC 12 Competizione race car that won the 2005 FIA GT championship. Maserati’s sales to dealer network were 5,568 units in 2005, an increase of 16.9% from the prior year. This sector recorded a trading loss of €85 million in 2005, compared to a loss of €168 million in 2004. The 2004 result had included €46 million in fixed asset write-downs, while this sector’s higher sales volumes and improved product mix in 2005 contributed to the reduction in its trading loss.
     Ferrari. Ferrari recorded revenues of €1,289 million in 2005, a 9.7% increase from €1,175 million recorded by the same operations in 2004 (when they were part of the Ferarri-Maserati sector). The increase was largely attributable to the positive performance of the F430 and 612 Scaglietti, while revenues were also boosted by sales of the limited edition Superamerica and FXX. This sector recorded €157 million in trading profit, an increase of 13.8% from €138 million in 2004. The improvement reflected higher sales volumes and efficiency gains, which were partially offset by the negative impact of exchange rates.
CNH (Agricultural and Construction Equipment Business Area)
     CNH recorded IFRS net revenues of €10,212 million, an increase of 2.3% from the €9,983 million recorded in 2004. The improvement reflected higher revenues at this sector’s financial services operations and the positive impact of exchange rates, as well as higher sales of construction equipment and improved prices, all of which more than offset the impact of declines in this sector’s sales of agricultural equipment.
     The following table sets forth CNH’s net revenues from sales of agricultural and construction equipment, as reported by CNH, for the periods indicated in both US dollars and euros.

Net Revenues from Sales of Equipment	2005	2004
	(in millions of euros) (*)
Agricultural Equipment	6,304	6,431
Construction Equipment	3,186	2,850

TOTAL	9,490	9,281

	(in millions of dollars)

Agricultural Equipment	7,843	8,000
Construction Equipment	3,963	3,545

TOTAL	11,806	11,545

*	US dollar amounts as reported by CNH translated into Euro at the average rate for the relevant year. See Note 39 to the Consolidated Financial Statement included in Item 18.
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
     Overall world market demand for major agricultural equipment product lines (as measured by new registrations) was approximately 4% higher in 2005 than in 2004, reflecting a worldwide increase in demand for tractors (+5%) and a decline for combines (-16%). Market demand for tractors was down in Latin America (-19%) and Western Europe (- 6%), while increasing significantly in the rest of the world’s markets (+26%) and remaining flat in North America. The market for combines declined sharply in Latin America (-58%), increased in Western Europe (+6%) and in the rest of the world markets (+10%) and remained flat in North America. CNH’s overall tractor market share declined by approximately 2.5 percentage points from 2004, while this sector’s overall market share for combines declined by approximately 1 percentage point, but held steady in North America. World market demand for the construction equipment product lines in which CNH competes increased by about 8% in 2005, rising in all principal markets and for all major product categories. Market demand for loader backhoes rose by about 15% worldwide due a significant increase in Latin America (+47%) and growth in the North American market (+8%). Market demand for skid steer loaders was up approximately 4% worldwide as a result of positive trends in Latin America (+34%) and Western Europe (+9%). Retail unit demand for heavy equipment increased by about 8% worldwide, as demand rose in Latin America (+18%), North America (+15%) and Western Europe (+4%). CNH’s overall construction equipment market share (calculated on a unit basis) declined by approximately one percentage point.
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
     Net sales of construction equipment increased by approximately 12% to $3,963 million in 2005, primarily due to improved net price realization, higher wholesale unit sales and improved product mix linked to new products. Gains in net sales were recorded in North America, where CNH’s total unit sales grew due to higher market demand, and in Latin America, where net sales increased by about 58%, reflecting strong growth in volumes and the positive impact of exchange rates. Net sales declined in Western Europe as a result of lower wholesale unit sales reflecting the negative impact of CNH’s network consolidation in the first half of 2005. In early 2005, this sector consolidated its New Holland Construction brand family into one distribution network structure in Western Europe and Latin America, thereby completing the last phase of CNH’s worldwide dual brand and dual distribution network structure. Net sales of construction equipment began to increase in the second half of 2005.
     The following table sets forth certain data on CNH’s net revenues from sales of equipment by geographic region for the periods indicated in both US dollars and euros.

Net Revenues from Sales of Equipment	2005	2004
	(in millions of euros) (*)
North America	4,580	4,213
Western Europe	2,929	3,082
Latin America	617	734
Rest of the World	1,364	1,252

TOTAL	9,490	9,281

	(in millions of dollars)
North America	5,698	5,241
Western Europe	3,643	3,834
Latin America	768	913
Rest of the World	1,697	1,557

TOTAL	11,806	11,545

(*)	US dollar amounts as reported by CNH translated into Euro at the average rate for the relevant year. See Note 39 to the Consolidated Financial Statement included in Item 18.
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
     CNH recorded a trading profit of €698 million in 2005 (6.8% of net sales, exceeding the target of 6 — 6.5% set by management), compared to €467 million (4.7% of net sales) in 2004. The 49.5% increase was primarily attributable to improved pricing, higher sales volumes of construction equipment, the realization of manufacturing efficiencies, and greater profitability in financial services. These positive variations more than offset higher raw material prices, lower volumes in the agricultural equipment segment and increased research and development costs. This sector also benefited from a structural reduction in its employee healthcare costs in North America, which also resulted in a positive €83 million reversal to previously accrued reserves. See Note 26 to the Consolidated Financial Statements included in Item 18 for further information.
Iveco (Trucks and Commercial Vehicles Business Area)
     Iveco’s revenues for 2005 totaled €8,483 million, an increase of 6.0% from the €8,006 million recorded in 2004, reflecting increased unit sales across its principal product lines, particularly for heavy and light vehicles.
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
     In Western Europe, Iveco delivered approximately 134,900 vehicles, or 2.3% more than the 131,800 vehicles delivered in 2004, as new registrations in the Western European market for commercial vehicles (measured in terms of new registrations with a GVW of 2.8 tons or more) increased by 5.2% to approximately 1,109,700 units. Significant increases in demand were registered in France (+10.8%) and Spain (+9.6%), as well as the United Kingdom (+3.7%) and Germany (+2.9%), the exception was Italy where demand contracted by 1.7%. In this context, Iveco reported significant increases in deliveries in France (+7.5%), Spain (+7.1%), the United Kingdom

(+6.5%) and Germany (+1.9%), the impact of which was offset in part by a decrease in Italy (-3.8%) reflecting the weak market. This sector’s share of the overall Western European market for vehicles with a GVW of 2.8 tons or more was 10.9%, virtually unchanged from the prior year (-0.2 percentage points).
     In Eastern Europe, Iveco delivered approximately 13,300 units, or 3.0% more than the 12,900 units delivered in 2004. Outside Europe, Iveco’s deliveries increased by 38.0%, from approximately 17,600 vehicles to 24,300 in 2005, with particular gains in Latin America (where Iveco shipped 11,900 vehicles, 22.8% more than in 2004).
     Irisbus, this sector’s bus unit, sold 8,526 buses during the period, in line with the prior year (8,553 units). Unit sales at Naveco, this sector’s joint venture in China with the NAC Group, increased by roughly 20% to approximately 18,000 vehicles. Sales by Iveco’s unconsolidated licensee in Turkey were about the same as in 2004 (5,200 units), while those of its associated company in India increased by 14.0 % to approximately 59,600 vehicles.
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
     Iveco recorded trading profit of €332 million in 2005, an increase of 12.5% from the €295 million posted in 2004, with the improved result reflecting higher volumes and improved pricing, which together more than offset the impact of higher raw materials prices and a less favorable market mix. This sector’s trading profit was equal to 3.9% of its revenues (3.7% in 2004).
Components and Production Systems Business Area
     The Components and Production Systems business area recorded aggregate net revenues of €10,727 million in 2005, or 24.1% more than the €8,647 million posted in 2004. The increase was primarily attributable to FPT, reflecting the inclusion of eight months of revenues from the Passenger and Commercial Vehicles product line acquired from GM in May 2005, as well as the positive performance of Magneti Marelli (+6.3%) and Teksid (+13.8%), which were partly offset by a reduction in net revenues at Comau (-8.1%). The trading profit of this area was €358 million in 2005, an increase of 47.9% from €242 million in 2004. The overall increase of €116 million was primarily attributable to Teksid, whose performance in 2004 had been negatively affected by major write-downs of fixed assets, and to FPT due to the different scope of operations described above. The business area’s 2005 trading profit was equal to 3.3% of its net revenues (2.8% in 2004). The results of each of the business area’s sectors are analyzed in more detail below.
     Fiat Powertrain Technologies. FPT’s revenues increased from €2,403 million in 2004 to €4,520 million in 2005, with the 88.1% increase being primarily attributable to the inclusion of eight months of results from the Passenger and Commercial Vehicles product line acquired from GM in May 2005. Most of FPT’s output was sold to other Group sectors, while sales to third parties and joint ventures represented 33% of its revenues in 2005. In 2005, revenues of the Passenger & Commercial Vehicles product line totaled €1,966 million. The Industrial & Marine product line had revenues of €2,554 million in 2005 (+6.3% from 2004). FPT recorded a trading profit of €109 million in 2005, a 43.4% increase from the

€76 million recorded in 2004. The increase was mainly attributable to the €26 million of trading profit recorded by Passenger and Commercial vehicles product line in 2005.
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
     Metallurgical Products. Teksid reported revenues of €1,036 million, or 13.8% more than the €910 million recorded in 2004, reflecting improved sales volumes at the cast iron business unit (+4.6%, due to increased sales in North America and Brazil), the positive impact of exchange rates and this sector’s ability to recover higher raw materials costs through higher sales prices. These positive factors were partially offset by lower volumes in the magnesium business unit (-6.8%). Teksid recorded trading profit of €45 million in 2005, compared to a trading loss of €39 million in 2004, when this sector’s trading results reflected €68 million in writedowns of fixed assets.
     Production Systems. Comau recorded revenues of €1,573 million in 2005, a decline of 8.1% from the €1,711 million recorded during 2004, largely reflecting the impact of the transfer of Comau’s European service activities to Iveco, Magneti Marelli and CNH. When calculated on a comparable scope of consolidation, Comau’s revenues rose by approximately 6%, reflecting a strong performance in the car bodywork and service areas. The production systems sector posted trading profit of €42 million, up 5.0% from €40 million in 2004, as the negative effect of the reduced scope of this sector’s operations was offset by efficiency gains at this sector’s North American activities.
Other Businesses
     Our other businesses recorded aggregate net revenues of €1,618 million in 2005, down 19.2% from €2,003 million posted in 2004. The combined trading loss reported by the other businesses amounted to €179 million, as the area’s loss was €77 million greater than in 2004. Results for each of the business area’s sectors are analyzed in more detail below.
     Services. Business Solutions had revenues of €752 million for 2005, a decrease of 23.0% from €976 million in 2004. The decrease primarily reflected this sector’s sale of the temporary employment agency WorkNet. On a comparable scope of consolidation basis, the decrease in revenues was approximately 5%, mainly reflecting lower activity in the administration area, following a redefinition of the services this sector provides to other Group companies. Trading profit amounted to €35 million, as compared with €41 million in 2004, with the 14.6% decline primarily reflecting the contraction in this sector’s activities and changes in the scope of consolidation.
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
     Other companies. Other companies recorded a trading loss of €230 million in 2005, an increase of 49.4% from €154 million in 2004. The increased loss was mainly due to a reduction in revenues related to the “High Speed Railway” (TAV) project, for which Fiat S.p.A. serves as general contractor and the changing mix of services provided to the Group’s other sectors.
Effect of Inflation
     Management believes that the impact of inflation was not material to our net revenues, operating result or consolidated net result in the years ended December 31, 2006, 2005 and 2004.
US GAAP Reconciliation
     Our consolidated net income determined in accordance with US GAAP was €545 million in 2006, €125 million in 2005 and a net loss of €2,100 million in 2004, as compared with net income of €1,151 million, €1,420 million and a net loss of €1,579 million, respectively, for the same periods under IFRS. For a more detailed discussion of the principal differences between IFRS and US GAAP as they relate to our consolidated net income and losses, see Note 42 to the Consolidated Financial Statements included in Item 18.
     Our US GAAP net income for the year ended December 31, 2006 was €606 million lower than the net income we reported under IFRS due to the net effects of:
•	the amortization, under the corridor method, of cumulative actuarial losses fully recognized at January 1, 2004 under IFRS, and the deferral for US GAAP purposes of the income realized under IFRS as a consequence of plan amendments to certain benefit plans completed in 2006 resulting in an overall negative effect of €129 million;

•	expensing of development costs under US GAAP, net of the effect of amortization and impairment losses, whereas such costs are capitalized under IFRS, amounting to a negative effect of €194 million;

•	the partial recognition under US GAAP of the deferred gain realized on certain sale and leaseback transactions recorded under IFRS in previous year, amounting to a positive effect of €33 million;

•	higher impairment losses on property, plant and equipment net of related depreciation expense, due to different carrying value of property, plant and equipment, differences in impairment calculation methodology, and the reversal of previously recorded impairment losses recorded under IFRS but prohibited under US GAAP amounting to a negative effect of €135 million;

•	the reversal of accrued restructuring provisions due to later recognition of restructuring costs under US GAAP, amounting to €20 million;

•	the deduction of minority interest amounting to €78 million;

•	other differences which relate primarily to differences in accounting for the effects of foreign currency translation for subsidiaries operating in highly inflationary economies,

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
     Stockholders’ equity determined in accordance with US GAAP was €6,604 million and €6,714 million at December 31, 2006 and 2005, respectively, as compared with €10,036 million and €9,413 million, respectively, under IFRS. For a more detailed discussion of the principal differences between IFRS and US GAAP as they relate to our consolidated stockholders’ equity, see Note 42 to the Consolidated Financial Statements included in Item 18.
     The reduction in stockholders’ equity under US GAAP as compared with IFRS at December 31, 2006 amounts to €3,432 million (€2,699 million at December 31, 2005) and was the result of:
•	lower US GAAP intangible fixed assets of €2,776 million as of December 31, 2006 (€2,604 million as of December 31, 2005) due to differences in accounting for development costs which are capitalized and amortized under IFRS but expensed under US GAAP;

•	higher US GAAP goodwill of €477 million as of December 31, 2006 (€464 million as of December 31, 2005) related to differences in accounting for goodwill recognition, amortization and impairment;

•	higher US GAAP property, plant and equipment of €44 million as of December 31, 2006 (€179 million as of December 31, 2005) relating primarily to lower impairment charges recorded under US GAAP;

•	higher US GAAP liabilities for employee benefits of €412 million as of December 31, 2006 due to the negative effect of fully recognition, under US GAAP after the adoption of SFAS 158, of actuarial losses unrecognized under IFRS (lower liabilities of €154 million as of December 31, 2005 due to the positive effect of the amortization, under the corridor method, of actuarial losses fully recognized at January 1, 2004 under IFRS, net of the effect of the recognition of a minimum pension liability, as an increase to US GAAP stockholders’ equity);

•	lower US GAAP restructuring liabilities of €174 million as of December 31, 2006 (€168 million as of December 31, 2005), due to later recognition of restructuring costs;

•	lower US GAAP equity of €129 million as of December 31, 2006 (€164 million as of December 31, 2005), relating to the deferral of gains realized under IFRS in certain sale and leaseback transactions;

•	higher US GAAP equity of €64 million as of December 31, 2006 (€51 million as of December 31, 2005), due to differences in accounting for Qualifying Special Purpose Entities under US GAAP and IFRS;

•	lower US GAAP deferred tax assets of €85 million as of December 31, 2006 (€194 million as of December 31, 2005), due primarily to differences in the criteria for determination of valuation allowances and to the tax effect of the taxable US GAAP differences;

•	lower US GAAP equity of €661 million as of December 31, 2006 (€721 million as of December 31, 2005), due to the deduction of minority interest;

•	other less significant differences resulting in an aggregate reduction of US GAAP stockholders’ equity of €128 million as of December 31, 2006. The net total of such other less significant differences had resulted in a decrease of US GAAP stockholders’ equity of €32 million as of December 31, 2005.
     Liquidity and Capital Resources
     Our principal sources of liquidity in 2006 were cash provided by operations, which totaled €4,618 million, the repayment to Fiat of approximately €3 billion in intercompany indebtedness by entities deconsolidated in connection with the creation of FAFS (which repayment was recorded as cash provided by investing activities), and proceeds from the issuance of debt securities (including €2 billion in notes issued by Fiat Finance and Trade S.A. and $500 million in notes issued by Case New Holland Inc). We used these sources of liquidity primarily to fund our capital expenditures, which amounted to €3,789 million in 2006, as well as to repay indebtedness, primarily the repayment at maturity of approximately €2.4 billion in bonds that had been outstanding at the beginning of the year and €1.8 billion in bank loans. See “Cash Flow Analysis” below for additional information.
     At December 31, 2006, our total debt stood at €20,188 million, or 21.6% less than the €25,761 million recorded at the end of 2005. Of the total at year-end 2006, €8,344 million (€10,729 million at December 31, 2005) related to asset-backed financing operations that must be recorded on our IFRS balance sheet. Of our remaining €11,844 million of debt at December 31, 2006 (€15,032 million at year-end 2005), bonds accounted for €7,297 million (€7,634 million at the end of 2005), bank loans accounted for €3,349 million (€5,043 million at the end of 2005), and other indebtedness accounted for the remaining €1,198 million (€1,100 million at the end of 2005). At the end of 2005, debt arising from the banking activities of our subsidiary B.U.C. (which was sold in August 2006) had accounted for €1,255 million of the total. In addition, at December 31, 2006, the Group had approximately €2 billion in unused committed lines of credit available in various currencies. See Note 28 to the Consolidated Financial Statements included in Item 18 for additional information on our indebtedness, including a table summarizing the maturity profile and interest rates payable on our outstanding bonds.
     At December 31, 2006, our net debt (a non-GAAP measure which we calculate as debt plus other financial liabilities, net of cash, cash equivalents, current securities, current financial receivables from jointly controlled financial services entities and other financial assets, all as recorded in our IFRS balance sheet) stood at €11,836 million, a decrease of €6,687 million, or 36.1%, compared with the €18,523 million recorded at the end of 2005. This decline was primarily attributable, on the one hand, to a €2,385 million decrease in asset-backed financings, mainly as a result of the deconsolidation of the Fiat Group Automobiles financial services companies transferred to the FAFS joint venture with Crédit Agricole (which represented approximately €2 billion of such financings) and a translation effect of approximately €750 million mainly due to the appreciation of the euro against the US Dollar and, on the other hand, to a €3,188 million decrease in other debt, mainly attributable to the deconsolidation of B.U.C. (which carried approximately €1.1 billion in debt at the time of its sale), the repayment of bonds at maturity (approximately €2.4 billion), the net repayment of bank loans and other debt (approximately €1.8 billion) and the translation effect of changes in foreign exchange rates (approximately €300 million). The impact of these factors on our net debt was offset in part by the issuance of bonds described above in the aggregate principal amount of approximately €2.4 billion.
     The following table details our net debt at December 31, 2006 and 2005, and provides a reconciliation of this non-GAAP measure to debt, the most directly comparable IFRS measure included in our consolidated balance sheet. Net debt is management’s primary measure for analyzing the Group’s debt and managing its liquidity, as this measure demonstrates how much indebtedness would remain if all of our available liquid resources were applied to the repayment of debt.

	Year ended December 31,
	2006	2005
	(in millions of euros)
Debt	(20,188)	(25,761)
Asset-backed financing (1)	(8,344)	(10,729)
Other debt (1)	(11,844)	(15,032)
Debt included among liabilities held for sale	(33)	—
Current financial receivables from jointly controlled financial services entities (2)	143	—
Other financial assets (3)	382	454
Other financial liabilities (3)	(105)	(189)
Current securities (4)	224	556
Cash and cash equivalents	7,736	6,417
Cash and cash equivalents included among assets held for sale	5	—

Net Debt	(11,836)	(18,523)

(1)	The amounts of “Asset-backed financing” and “Other debt” at December 31, 2005 differ from those set forth in the Consolidated Financial Statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 due to the reclassification described under “Other information” in the Notes to the Consolidated Financial Statements included in Item 18.

(2)	This item includes current financial receivables from the FAFS joint venture. See Note 19 to the Consolidated Financial Statements included in Item 18.

(3)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

(4)	Current securities include short-term or marketable securities held as temporary investments of available funds which do not satisfy the requirements for being classified as cash equivalents under IFRS. See Note 21 to the Consolidated Financial Statements included in Item 18.
Cash Flow Analysis
     At December 31, 2006, we had cash and cash equivalents of €7,741 million (of which €5 million was included as assets held for sale), an increase of €1,324 million, or 20.6%, from the €6,417 million recorded at the end of 2005. Of the amount at year-end 2006, €627 million (€706 million at year-end 2005) was reserved, principally for the servicing of securitization-related debt, primarily that included in the line item “Asset-backed financing” in the table above and our IFRS balance sheet. Our holdings of current securities, which include short-term or marketable securities held as temporary investments of our liquidity that do not satisfy the requirements for being classified as cash equivalents, decreased by €332 million, or 59.7%, from €556 million at the end of 2005 to €224 million at December 31, 2006. Overall, what management considers our greatest liquid assets (i.e., cash, cash equivalents and current securities) totaled €7,965 million at the end of 2006, an increase of €992 million or 14.2% from the total at the end of 2005.
     Net Cash from Operating Activities
     Cash provided by operating activities in 2006 totaled €4,618 million (compared to €3,716 million in 2005), and comprised of the following elements:
•	the €1,151 million in net income we recorded in 2006;

•	plus €2,969 million in non-cash charges for depreciation and amortization;

•	minus €568 million in gains on disposals and other non-monetary items, including the €463 million gain recorded on the creation of FAFS, the €80 million gain on the sale of B.U.C., the gains recorded on the sales of our interests in Immobiliare Novoli (€39 million), Machen Iveco Holding S.A. (which controlled 51% of Ashok Leyland) (€23 million), Atlanet S.p.A. (€22 million), the expected loss on the sale of Meridian Technologies Inc. (€29 million), net of revaluations/write-downs of investments and other tangible/intangible and financial assets;

•	plus changes in provisions of €229 million, €69 million in dividends received and a €812 million reduction in working capital (the sum of trade receivables, net inventories, trade payables and other payables, receivables, accruals and deferrals); and

•	minus deferred income taxes of €26 million and of items related to vehicles sold under buy-back commitments which accounted for €18 million in cash in 2006.*
     Net Cash from Investing Activities
     In 2006, investing activities absorbed €1,390 million in cash (compared to €535 million in cash used by investing activities in 2005). During the year we received:
•	approximately €3,000 million in cash from the repayment by FAFS of the debt owed to the Group by the financial services companies that were transferred to it in connection

*	Under IFRS, we record some cash flow items associated with sales of vehicles under buy-back commitments as a separate line item, “change in items due to buy-back commitments,” in the section of the cash flow statement relating to cash flows provided by (used in) operating activities. This line item is the sum of:

•      changes in working capital associated with sales of vehicles under buy-back commitments by the Fiat Group Automobiles sector (changes in inventories relating to such sales and other related liabilities, which include the amounts paid in advance by such customers corresponding to the buy-back price upon expiration of the relative contracts, plus total rental fees not yet recognized as revenues); and

•      cash flows related to sales of vehicles subject to buy-back by Iveco (investments, depreciation, gains/losses on and/or proceeds from disposals upon the expiration of contracts relating to assets arising from such sales, which are recorded in “Property, plant and equipment”). See “Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included in Item 18 for additional information on the accounting treatment of vehicles sold subject to buy-backs.

with the creation of the FAFS joint venture. This sum is included in the €3,078 million in “other changes” in our cash flow statement (compared to €2,494 million in 2005);

•	€1,591 million from the sale of non-current assets (compared to €500 million in 2005), comprising approximately €940 million in proceeds received from Crédit Agricole in connection with the creation of the FAFS joint venture (net of liquidity held by the financial services companies transferred to FAFS) and €290 million in proceeds from the sale of vehicles pursuant to long-term rental activities. The remainder related to proceeds from the sale of B.U.C. (net of liquidity held by it), Atlanet S.p.A. and Sestrieres S.p.A., and of the interests held in Machen Iveco Holding SA, Immobiliare Novoli S.p.A., IPI S.p.A., and other minor transactions.
     These positive flows were more than absorbed by:
•	the €876 million increase in receivables from financing activities, which reflected an increase in financing extended by the financial services companies of CNH, offset in part by the collection of financial receivables from associated companies, companies that were disposed of and other third parties;

•	investments in tangible and intangible assets that used €3,789 million in cash (compared to €3,052 million in 2005). Investments in tangible and intangible assets include investments in vehicles for our long-term rental operations, but are net of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities;

•	investments of €1,617 million, mainly comprising:
•	€893 million for the purchase of Mediobanca’s 28.6% interest in Ferrari upon the exercise of our call option on the same; and

•	€479 million for the purchase from Synesis Finanziaria of the 51% of Fidis Retail Italia (now, FAFS) which Fiat Group Automobiles did not already own. Concurrently, Fiat Group Automobiles also invested €180 million in FAFS in the form of equity.
     The following table summarizes our investments in tangible and intangible assets for each of the years indicated:

	2006	2005	2004
	(in millions of euros)
Fiat Group Automobiles	2,163	1,582	1,792
Maserati	82	20	51
Ferrari	142	142	143
Agricultural & Construction Equipment (CNH)	394	255	243
Trucks and Commercial Vehicles (Iveco)(*)	342	321	183
Fiat Powertrain Technologies (*)	254	296	147
Components (Magneti Marelli)	293	313	280
Metallurgical Products (Teskid)	32	45	44
Production Systems (Comau)	56	38	23
Services (Business Solutions)	10	19	25
Publishing and Communications (Itedi)	45	20	2
Other companies and Eliminations	(24)	1	(18)

TOTAL	3,789	3,052	2,915

(*)	Starting from 2006, the FPT sector also includes the Industrial and Marine product line that was part of the Iveco sector until 2005. The relevant 2005 and 2004 figures have been reclassified accordingly.
     We incurred these capital expenditures to acquire property, plant and equipment necessary to introduce and manufacture new products, enhance our manufacturing efficiency and implement further environmental and safety programs, as well as for automobiles, commercial vehicles, and agricultural and construction equipment used in our long-term leasing programs.
     Net Cash from Financing Activities
     Cash flow used in financing activities totaled €1,731 million in 2006 (compared to €2,868 million in 2005). Proceeds from the issuance of bonds in 2006 (€2 billion in notes issued by Fiat Finance and Trade and $500 million in notes issued by Case New Holland Inc.) were more than offset by the cash used for the repayment of bonds (for approximately €2.4 billion) and for the reduction of approximately €1.8 billion in bank loans and other financial payables.
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
     At December 31, 2006, we had an aggregate amount of €7,297 million in bonds outstanding. Net of hedge accounting effect and amortized cost valuation (€263 million), the principal amount of bonds outstanding amounted to €7,034 million. For information on the terms and conditions of the bonds, including applicable financial covenants, see Note 28 to the Consolidated Financial Statements included in Item 18.

     Global Medium Term Note (GMTN) Programme. We have a global medium-term note programme allowing for the placement of debt securities with institutional investors which was renewed in April 2007 and has a total authorized amount of €15 billion. At December 31, 2006, €4,175 million was outstanding under the program, with all of such debt having been issued by Fiat Finance and Trade subject to the guarantee of Fiat S.p.A.
     Further, on June 12, 2007, under the same program, we completed the offering of an additional €1,000 million in principal amount of 5.625% senior notes due June 2017, which were issued by Fiat Finance North America. Inc. and guaranteed by Fiat S.p.A.
     Billets de Trésorerie. We also have a €1 billion commercial paper program set up in accordance with applicable French legislation. At December 31, 2006, €165 million in securities issued by Fiat Finance and Trade and guaranteed by Fiat S.p.A. were outstanding under this program.
     €1.0 billion revolving credit facility. On July 22, 2005, Fiat entered into a €1 billion three-year, multi-currency revolving credit facility with a syndicate of Italian and international banks. The potential borrowers under the facility, which is currently undrawn, are Fiat Finance S.p.A., Fiat Finance North America Inc, Fiat Finance Canada Ltd, Fiat Finance and Trade and CNH. The facility, which expires in July 2008, includes:
•	financial and other customary covenants (including a negative pledge and restrictions on our ability to make major disposals or to make certain acquisitions, as well as on the incurrence of indebtedness by certain subsidiaries);

•	customary events of default, including cross-default provisions (some of which are subject to minimum thresholds); failure to pay amounts due or to comply with certain provisions under the loan agreement, a change in control of the relevant borrower; and the occurrence of certain bankruptcy-related events; and

•	mandatory prepayment obligations upon a change in control of Fiat.
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
     At December 31, 2006, our current receivables included receivables sold and financed through both securitization and factoring transactions of €7,717 million (€10,123 million at December 31, 2005), which do not meet IAS 39 derecognition requirements and therefore must be recorded on our balance sheet. These receivables are recognized as such in the Group financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheet as Asset-backed financing, as described above (see Note 28 to the Consolidated Financial Statements included in Item 18).
     At December 31, 2006, the Group had discounted receivables and bills without recourse having due dates after December 31, 2006 (and meeting IAS 39 requirements for de-recognition) amounting to €5,697 million (€2,463 million at December 31, 2005, with due dates after that date). This amount includes receivables, mainly generated by our sales network, sold to FAFS in the amount of €3,400 million and to Iveco Financial Services in the amount of €661 million (compared to €710 million at December 31, 2005). The increase recorded in 2006 is primarily due to the deconsolidation of the Fiat Group Automobiles financial services companies transferred to the FAFS joint venture with Crédit Agricole.
Future Liquidity
     We have adopted formal policies and decision-making processes aimed at optimizing our overall financial situation and the allocation of financial funds, cash management processes and financial risk management. Our liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce our cash flow from operations and impair the ability of our dealers and retail customers to meet their payment obligations. Increased supplies of used cars, trucks and equipment may affect resale prices and result in decreased cash flows. Any reduction of our credit ratings would increase our cost of funding and potentially limit our access to the capital markets and other sources of financing.
     Management believes that funds available under our current liquidity facilities (including the approximately €2 billion available under committed lines of credit lines expiring after 2007), those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities , together with cash provided by operating activities, will allow the Group to satisfy its debt service requirements for the coming year.
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
     At December 31, 2006, the Group had granted guarantees on the debt or commitments of third parties or associated entities totaling €726 million (€1,198 million at December 31, 2005). Approximately €364 million of the total decrease of €472 million in this measure was due to lower guarantees granted on behalf of Sava S.p.A. (a financial subsidiary that was sold in 2003) for the bonds it has issued.

     Indemnities
     In connection with significant asset divestitures carried out in 2006 and in recent years, the Group provided indemnities to purchasers, the maximum amount of its potential liability under which was generally capped at a percentage of the purchase price. These liabilities primarily relate to potential liabilities arising from contingent liabilities in existence at the time of the sale, as well as breach of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. At December 31, 2006, potential obligations with respect to these indemnities were approximately €860 million, essentially unchanged from the level at December 31, 2005. We have provided certain other indemnifications that do not limit potential payments; we are unable to estimate a maximum amount of potential future payments that could result from claims made under these indemnities. See Note 32 to the Consolidated Financial Statements included in Item 18.
Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2006:

		Less than			After 5
	Total	1 year	1-3 years	3-5 years	years
Contractual Obligations	(in millions of euros)
Long-Term Debt Obligations *	10,462	1,732	2,148	4,794	1,788
Capital (Finance) Lease Obligations	57	15	20	16	6
Operating Lease Obligations	434	82	108	64	180
Purchase Obligations	2,357	1,778	463	97	19

Total	13,310	3,607	2,739	4,971	1,993

(*)	Amounts presented exclude the related interest expense that will be paid when due.
     Long-Term Debt Obligations
     For information on our long-term debt obligations, see “Capital Resources” above and Note 28 to the Consolidated Financial Statements included in Item 18.
     The Long-term debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2006 balance sheet as follows:

(in millions of euros)	Ref.	Amount
Debt reflected in the December 31, 2006 balance sheet	Note 28	20,188
Less:
Asset-backed financing	Note 28	(8,344)
Capital (Finance) lease obligations	Note 28	(57)
Plus
Debt included as liabilities held for sale	Note 24	33

Total debt obligations		11,820

Less:
Short-term debt obligations		(1,358)

Long-term debt obligations as reported		10,462

     The amount reported as Long-term debt obligations in the table above is that of our bonds, borrowings from banks and other debt (excluding finance lease obligations, which are reported in a separate line item in the table above), that at inception had a contractual maturity greater than one year. We have also excluded our asset-backed financing from this line item, as this debt will be repaid with the cash collected from the securitized receivables.
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
     Purchase Obligations
     Our purchase obligations at December 31, 2006, included the following:
•	the repurchase price guaranteed to certain customers on sales with a buy back commitment which are included in the line item other payables in our consolidated balance sheets in an aggregate amount of €1,864 million;

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures of various Group companies, in an aggregate amount of approximately €493 million.
Research and Development
     For a discussion of our research and development policies and related expenditures, see “Research and Innovation” in Item 4.
Trend Information
     For a discussion of the most significant recent trends affecting our businesses, see “Introduction — Recent Developments” and “Introduction — Outlook” in Item 4.
Concentrations of Credit Risk
     In connection with our various operating and investment subsidiaries, we maintain investments in trade and finance receivables and marketable securities. With respect to these investments, management believes that our financial policies and the distribution of our investments tend to mitigate our exposure to credit risk significantly. Among the factors reducing such risk is the widely distributed nature of our trade and finance receivables among our many automotive, commercial vehicle and agricultural and construction equipment customers located in Italy, the rest of Europe, North and South America and the rest of the world. Management believes that concentration of credit risk is also minimized with respect to our investments in marketable securities, given that such investments primarily consist of widely traded or other liquid securities issued by highly rated institutions located in our various markets.
     Although Europe and North America are our principal markets, we also sell products in other regions where political, economic and financial risk can render the collection of receivables difficult. We take a number of steps on a regular basis to reduce this risk, including maintaining political risk insurance, liquidating a portion of our receivables on a non-recourse basis at a discount through the banking system, arranging buyer’s credits in favor of the importers (which allows for regular payments), as well as utilizing other techniques, including countertrade agreements, that are aimed at protecting us from financial losses in our trade relations with countries that have suspended payments abroad.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors
     Following the annual general meeting of stockholders held on May 3, 2006, the directors of Fiat are as follows:

Name	Age	Position
Luca Cordero di Montezemolo(3)	60	Chairman of the Board
Andrea Agnelli	32	Director
Roland Berger(3)	69	Director
Tiberto Brandolini d’Adda	59	Director
John Philip Elkann(1)(3)	31	Vice Chairman of the Board
Luca Garavoglia(1)	38	Director
Gian Maria Gros-Pietro(1)	65	Director
Hermann-Josef Lamberti(2)	51	Director
Sergio Marchionne(3)	55	Director, CEO
Virgilio Marrone	61	Director
Vittorio Mincato(2)	71	Director
Pasquale Pistorio(3)	71	Director
Carlo Sant’Albano	43	Director
Ratan Tata	69	Director
Mario Zibetti(2)	68	Director

(1)	Member of the Nominating and Compensation Committee

(2)	Member of the Internal Control Committee

(3)	Member of the Strategic Committee
     The terms of office for all our directors will expire at our stockholders’ meeting to approve Fiat’s annual financial statements for the year ending December 31, 2008, which we expect to take place in the second quarter of 2009.
     At the May 3, 2006 stockholders’ meeting called to approve Fiat’s annual financial statements for the year ended December 31, 2005, the terms of all our directors in office at that time expired and the directors named above were elected for full three-year terms. Three new members, Roland Berger, Carlo Sant’Albano and Ratan Tata, replaced three departing directors, Angelo Benessia, Flavio Cotti and Daniel John Winteler. All of the other directors were re-elected.
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
     Biographies of each of the current members of our Board of Directors follow:

Name	Position (dates)
Luca Cordero di Montezemolo	Chairman of the Board (May 30, 2004 – present) Director (February 28, 2003 – present) Chairman of Ferrari S.p.A. (1991 – present)

Born in Bologna (Italy) on August 31, 1947. Mr. Cordero di Montezemolo joined Ferrari in 1973, as a Team Manager. From 1977 to 1981 he was Senior Vice President of External Relations for Fiat. He was CEO of Itedi S.p.A. from 1981 to 1983 and CEO of Cinzano S.p.A. from 1984 to 1985. From 1986 to 1990 he chaired the organizing committee for the football World Cup in 1990, which

Name	Position (dates)
was held in Italy. Since 1991 he has been Chairman of Ferrari (of which he was also CEO until September 2006). From 1997 to 2005, he was Chairman and CEO of Maserati. He served as President of FIEG (the Italian newspaper publishers’ association) until 2004. Mr. Cordero di Montezemolo is also a director of Poltrona Frau, La Stampa, Pinault-Printemps-Redoute S.A., Le Monde and Tod’s, a member of the International Advisory Board of Citigroup Inc. and Chairman of Bologna Fiere. In May 2004, he also became President of Confindustria (the Federation of Italian Industries).

Andrea Agnelli	Director (May 30, 2004 – present)

Born in Turin (Italy) on December 6, 1975. Mr. Agnelli has held various positions at several companies, both in Italy and abroad, including at Iveco, Piaggio S.p.A., Auchan S.A., Juventus F.C. S.p.A., Ferrari and Philip Morris International Inc. Since May 2006, he has been a director of IFI S.p.A.

Roland Berger	Director (May 3, 2006 – present)

Born in Berlin (Germany) on November 22, 1937. Mr. Berger is Chairman of the Supervisory Board of Roland Berger Strategy Consultants, Munich, one of the world’s leading strategy consulting firms, with 32 offices in 23 countries. He studied in Hamburg and Munich and holds a degree in business administration from the University of Munich.

He has served on the faculty and board of several German institutes of higher education and is a member of various supervisory and advisory boards.

Mr. Berger was appointed by former German Chancellor Gerhard Schröder to the “Expert Commission on the Development of Hostile Takeover Rules” and to the “Expert Group on the Reform of German Bundesbank Structures.” He was appointed by former German Federal President Prof. Dr. Roman Herzog to the “President’s Advisory Council for Innovation.” He was Chairman of the “Commission for Income Reform of the State Government Officials of Bavaria and North Rhine-Westphalia” and member of the “Commission for Issues Relating to the Future of Bavaria and Saxony.” Roland Berger was appointed to the “Council of Economic Experts for a Leaner Federal Government” as well as the “Commission for the Development of the Pension Insurance System.” He was appointed to the “Baden-Wuerttemberg Forum for Innovation” by State Premier Erwin Teufel and to the “Commission for the Long Term Health of Germany’s Social Security System” (Rürup Commission) by the Schröder government. Presently he is a Member of the Supervisory Board of Alcan Inc., Schuler AG, Wilhelm von Finck AG, WMP Eurocom AG, Uniplan International Gmbh & Co KG, LP Holding GmbH, Loyalty Partners Holdings and Helios Kliniken GmbH.

Tiberto Brandolini d’Adda	Director (May 30, 2004 – present)

Born in Lausanne (Switzerland) on March 8, 1948. Mr. Brandolini d’Adda graduated with a degree in commercial law from the University of Parma in 1971. From 1972 to 1974, he worked in Fiat S.p.A.’s international activities department, and for Lazard Frères in London. In 1975, he was appointed Assistant to the Director General for Enterprise Policy at the European Economic Commission in Brussels. He joined Ifint Company in 1976, as General Manager of Ifint France, and became General Manager of Ifint Europe in 1985. In 1993, he became Managing Director of the Exor Group (formerly Ifint) and in addition to that position he was appointed Vice

Name	Position (dates)
Chairman in 2003. He is currently Chairman and General Manager of Sequana Capital (formerly Worms & Cie), as well as General Partner of Giovanni Agnelli & C., and Vice Chairman and a Member of the Executive Committee of IFIL Investment S.p.A., as well as director of IFI S.p.A, Vittoria Assicurazioni and Espirito Santo Financial Group.

John Philip Elkann	Vice Chairman (May 30, 2004 – present)
Director (1997 – present)

Born in New York, New York (USA) on April 1, 1976. Mr. Elkann graduated with a degree in industrial engineering from Turin Polytechnic in 2000. He has been a member of the Board of Directors of Fiat since 1997. He is Chairman of IFI S.p.A. and Itedi S.p.A., Vice Chairman and a General Partner of Giovanni Agnelli & C. S.a.p.a.z. and Vice Chairman of IFIL Investment S.p.A. He is also a member of the Boards of RCS Media Group, Editrice La Stampa S.p.A. and Banca Leonardo.

Luca Garavoglia	Director (May 13, 2003 – present)

Born in Milan (Italy) on February 27, 1969. Mr. Garavoglia graduated with a degree in economics from the Università Commerciale Luigi Bocconi in Milan in 1994. He has been Chairman of Davide Campari-Milano S.p.A., the parent company of the Campari Group, since September 1994. He is a director of Indesit Company S.p.A.

Gian Maria Gros-Pietro	Director (June 23, 2005 – present)

Born in Turin (Italy) on February 4, 1942. Mr. Gros-Pietro has a degree in economics from the University of Turin. His professional career began in 1964 as a lecturer at the University of Turin, subsequently becoming head of its Department of Production Management. At present, he is a Professor of Business Economics at Luiss University in Rome, where he is the Head of the Department of Economic and Business Sciences. From 1992 to 1997, he chaired the Industrial Privatization Strategy Commission for the Italian Ministry of Industry and was member of the Permanent Committee for Global Consulting and Guarantee on Privatizations. He was Chairman and CEO of IRI S.p.A. from 1997 to 1999, and Chairman of Eni S.p.A. from 1999 to 2002. Currently, Mr. Gros-Pietro is, among other things, President of Federtrasporto (the Italian association of transportation companies), Chairman of Atlantia S.p.A. and Autostrade per l’Italia S.p.A. He is also a member of the Board of Edison S.p.A. and of SEAT Pagine Gialle S.p.A., the Executive Committee and the General Council of the Aspen Institute Italia, the International Business Council of the World Economic Forum and the Supervisory Board of Sofipa Equity Fund, as well as Vice President of I.G.I. Istituto Grandi Infrastrutture. Mr. Gros-Pietro is Senior Advisor for Italy of Société Generale Corporate & Investment Banking.

Hermann-Josef Lamberti	Director (2002 – present)

Born in Boppard (Germany) on February 5, 1956. Mr. Lamberti studied business administration in Cologne and Dublin and graduated in 1982 with a master’s degree in Business Administration. He began his professional career with Touche Ross in Toronto and subsequently joined Chemical Bank in Frankfurt. From 1985 to 1998, he worked at IBM in Germany, France and the United States and ultimately held the position of Chairman of the Management of IBM Germany. He joined Deutsche Bank A.G. in 1998, and was appointed a member of the Management Board in October 1999. He

Name	Position (dates)
is currently also Chairman of the Supervisory Board of Deutsche Bank Privat und Geschaftskunden AG and a member of the Supervisory Board of Carl Zeiss AG, and Deutsche Börse AG.

Sergio Marchionne	CEO, Fiat S.p.A. (June 1, 2004 – present)
CEO, Fiat Group Automobiles S.p.A. (February 2005 – present) Director (2003 – present)

Born in Chieti (Italy) on June 17, 1952. Mr. Marchionne received a master’s degree in Business Administration from the University of Windsor, Canada in 1980 and graduated with a law degree from the Osgoode Hall Law School of York University of Toronto in 1983. He is a licensed barrister and solicitor and a chartered accountant. From 1997 to 2000, Mr. Marchionne was the Managing Director and CEO of Alusuisse Lonza Group Ltd., Zurich (“Algroup”), until its merger with Alcan. He remained Managing Director and Chief Executive of Lonza Group Ltd., Basel, the chemical entity carved out of Algroup in 1999. He was Chairman of Lonza’s Board of Directors until 2005. He is also currently a director of UBS and Chairman of Société Générale de Surveillance Holding SA, Geneva, of which he also was Managing Director and CEO. On June 1, 2004, he was appointed CEO of Fiat S.p.A., and in February 2005, he also assumed the role of CEO of Fiat Group Automobiles S.p.A. (formerly Fiat Auto S.p.A.). In April 2006, he was appointed Chairman of CNH. He is a permanent member of the Fondazione Giovanni Agnelli. Since January 2006, he has been Chairman of ACEA (European Automobile Manufacturers Association).

Virgilio Marrone	Director (June 23, 2005 – present)

Born in Savona (Italy) on August 2, 1946. Mr. Marrone has a degree in management and business administration from Università Commerciale Luigi Bocconi in Milan. From 1973 to 1985, he was assistant to the CEO of IFI S.p.A. and from 1985 to 1993, he was General Secretary of IFI S.p.A. From 1993 to 2002, Mr. Marrone was Joint General Manager of IFI S.p.A. From 2002 to the present, he has been General Manager of IFI S.p.A. and from May 2006 to the present he has been CEO of the same company. Mr. Marrone is currently a member of the management board of Intesa SanPaolo Bank and of the board of directors of Exor Group Luxembourg.

Vittorio Mincato	Director (June 23, 2005 – present)

Born in Torrebelvicino (Italy) on May 14, 1936. Mr. Mincato worked at Eni S.p.A. for nearly 50 years, joining the company in 1957, and serving in a variety of positions before becoming CEO in 1998. In 2005, he became Chairman of Poste Italiane S.p.A., the main company of the Italian postal and banking service. In addition, from 2002 to 2004, he was a member of CNEL (the Italian National Committee for Economy and Labor). In 2005, he was also appointed Chairman of Assonime, and is also currently Vice Chairman of the Union of Industrialists of Rome and a member of the Board of Directors of Parmalat S.p.A., the Accademia Nazionale di Santa Cecilia, and the Accademia Olimpica.

Pasquale Pistorio	Director (December 2004 – present)

Born in Agira (Italy) on January 6, 1936. Mr. Pistorio graduated with a degree in electrical engineering from the Polytechnic of Turin. In 1967, he joined Motorola Corporation, where he held various management positions. He became President and CEO of the SGS Group, an Italian microelectronics company, in July 1980. Following the merger of SGS Group with Thomson Semiconducteurs in 1987, Mr. Pistorio became President and CEO of the new company, SGS-

Name	Position (dates)
THOMSON Microelectronics (renamed STMicroelectronics in 1998). Upon his retirement from that position in 2005, he was appointed Honorary Chairman. Mr. Pistorio is a member of numerous organizations, including the Internal Advisory Council of the Government of Singapore and the International Business Council of the World Economic Forum. He is also Chairman of ENIAC, the technological platform for nanoelectronics of the EU, and Vice President of Confindustria for innovation and research. He is Chairman of Telecom Italia S.p.A. and a member of the Board of Chartered Semiconductor Manufacturing.

Carlo Sant’Albano	Director (May 3, 2006 – present)

Born in Turin (Italy) on May 31, 1964. Mr. Sant’Albano received a Bachelor of Arts degree in International Relations from Brown University and completed his studies with a MBA from the Harvard Business School. He began his career in finance as a fixed income trader in New York at Drexel Burnham Lambert. He carried on his career in finance, specifically in the investment banking activity in Latin America of Bear Stearns & Co. and later in the mergers and acquisitions group of Credit Suisse First Boston in New York in 1994. After moving to London in 2001, he was first Head of M&A for the pharmaceuticals sector in Europe and then, in 2004, became Chief Operating Officer for all M&A operations in Europe. In February 2006 he was appointed Managing Director and General Manager of IFIL Investments S.p.A. He is also a member of the Boards of Cushman & Wakefield Inc., Sequana Capital, Juventus F.C. and Alpitour. He is also a member of the supervisory board of Intesa San Paolo Bank S.p.A.

Ratan Tata	Director (May 3, 2006 – present)

Born in Mumbai (India) on December 28, 1937. Mr. Tata received a Bachelor of Science degree in Architecture from Cornell University in 1962. Mr. Tata joined the Tata Group in December 1962. He was assigned to various companies before being appointed Director-in-Charge of the National Radio & Electronics Company Limited (NELCO) in 1971. He was named Chairman of Tata Industries Limited in 1981, where he was responsible for transforming the company into a Group strategy think-tank, and a promoter of new ventures in high technology businesses. In 1991, he was appointed Chairman of Tata Sons Limited, the holding company of the Tata Group, India’s leading industrial group. He serves as the Chairman of the major Tata companies including Tata Steel, Tata Motors, Tata Power, Tata Consultancy Services, Tata Tea, Tata Chemicals, Indian Hotels and Tata Teleservices Limited and he is also the Chairman of two of the largest private sector promoted philanthropic trusts in India. He is associated with a number of important business and philanthropic organizations in India and abroad, including through his Chairmanship of the Government of India’s Investment Commission, and membership of: India’s National Hydrogen Board, the International Advisory Boards of Mitsubishi Corporation, the American International Group, and J.P. Morgan Chase, the International Investment Council set up by the President of the Republic of South Africa, the International Business Advisory Council set up by the U.K. Government and the Singapore’s Economic Development Board. He also serves on the Board of Trustees of the Rand Corporation and the Program Board of the Bill & Melinda Gates Foundations’ India AIDS Initiative, and chairs the Advisory Board of Rand’s Center for Asia Pacific Policy.

Mario Zibetti	Director (June 23, 2005 – present)

Name	Position (dates)
Born in Turin (Italy) on October 3, 1939. Mr. Zibetti graduated with a degree in economics and business administration from the University of Turin. Until 2000, Mr. Zibetti was a senior partner at Arthur Andersen Italy S.p.A., where he spent his entire professional career. He is currently a member of the board of directors of Ersel Sim S.p.A., and Fabio Perini S.p.A.
     In May 2006, the Board identified the following eight directors (a majority of the Board) as independent in accordance with the requirements for independence adopted by the Board of Directors on May 10, 2005: Roland Berger, Luca Garavoglia, Gian Maria Gros-Pietro, Hermann-Josef Lamberti, Vittorio Mincato, Pasquale Pistorio, Ratan Tata and Mario Zibetti. For a detailed description of the criteria for director independence we have adopted, see Item 10. “Additional Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules.”
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
     The Nominating and Compensation Committee develops proposals for approval by the full Board of Directors, mainly with regard to general compensation plans for senior employees and appointments to senior positions within the Group. The Committee is also in charge of selecting and proposing new candidates to the Board of Directors or indicating the necessary qualifications, for both events of cooptation by the Board and appointment by the stockholders meeting. The Committee also meets without the participation of its executive members to develop proposals for the Board with regard to the compensation of such executive directors (including their participation in stock option plans). For a detailed description of the tasks and duties of our Nominating and Compensation Committee, see Item 10. “Additional Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules.”
     The Strategic Committee, which was established following the stockholders’ meeting of June 23, 2005, is in charge of assisting the Board in designing strategic plans for Fiat and the Group as a whole.
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
Senior Management
     The Group Executive Council (“GEC”) serves as the decision-making forum for Fiat’s fundamental strategic choices, including capital allocation, the review of business operations and evaluating the opportunities and potential threats facing the Company. The GEC, which comprises the Company’s CEO, the CEOs of the Group’s principal sectors, and representatives from Group-wide functions, is also designed to serve as a forum for maximizing Group-wide synergies, sharing best practices and promoting the Group’s leadership values.
     The membership of the GEC, other than those who also serve as directors, is currently as follows:

Name (Age)	Position (since)
Alfredo Altavilla (43)	VP Business Development Fiat Group Automobiles (2004)

CEO, FPT (2006)

Mr. Altavilla joined Fiat Group Automobiles in 1990. After several years in the Product Development area, he became Head of the Fiat Auto China Office in 1995. In 2001, he was in charge of the Fiat Auto’s New Business Development and in 2002 he became coordinator of the GM Alliance Activities with regard to the Corporate Development area. In 2004, he was appointed as Head of the Fiat Auto Business Development Department. In 2005, he became Chief Executive Officer of Tofas, a joint venture set up by

Name (Age)	Position (since)
Fiat Auto and Koc Holding in Turkey (while remaining in charge of Fiat Auto Business Development). In 2006, he was appointed CEO of Fiat Powertrain Technologies in place of Domenico Bordone, who retired, while keeping the responsibility for Fiat Group Automobiles Business Development.

Harold Boyanovsky (62)	Mr. Boyanovsky held several sales and marketing positions in the agricultural equipment industry before joining Case in 1985 as Managing Director. He subsequently was appointed to increasingly senior managerial positions, including Senior Vice President and General Manager of the Case construction business in North America, Senior Vice President and General Manager for the North American region, and President worldwide of agricultural equipment products. In September 2002, he was appointed President of CNH’s Construction Equipment Business. He became CEO of CNH in March 2005.

Gianni Coda (60)	Fiat Group Automobiles – Chairman Fiat Purchasing Italia (2005)

Group Purchasing Coordination (2006)

He started his career in 1975 at Tecmo in Volpiano (Turin), a company producing pressing machines.

In 1979, he joined the Fiat Group as Head of Foundry Machinery and Plants Purchasing at Teksid. He subsequently held positions of growing responsibility at Fiat Allis (Head of Purchasing, Head of Fiat Allis Brazil), Fiat Geotech (Head of Agricultural Machinery) and in 1992 he was appointed Vice President Tractors Production and assigned responsibility for the integration of Fiat and Ford New Holland into the newly established Agricultural and Construction Equipment Sector. In 1993, he became Vice President of New Holland’s Agricultural Machinery Industrial Division in charge of engineering, manufacturing and purchasing. He was head of Fiat Ferroviaria from 1996 to 1999 when he took on responsibility for Fiat Auto in Latin America.

He returned to Italy at the beginning of 2002 as head of the Fiat/Lancia/Light Commercial Vehicles Business Unit of Fiat Auto and in 2004 he was appointed Head of Purchasing at Fiat Auto. In 2006, he also took responsibility for the Group Purchasing Coordination.

Ferruccio Luppi (57)	CEO, Business Solutions (2004)

Senior Vice President of Business Development and Strategies, Fiat S.p.A. (2005)

Mr. Luppi joined IFIL S.p.A. in 1984 as Head of Equity Investments Control. In 1988, he became Head of the IFIL’s Development and Control Department, and in 1997 he became Head of the Industrial Investments Control Department at the Worms Group. In 1998, he was appointed Managing Director of the Worms Group. He became the CFO of Fiat S.p.A. in 2002 and was appointed CEO of Business Solutions in 2004. In addition to his role as CEO of Business Solutions, in 2005 he was appointed Senior Vice President of Business Development and Strategies of Fiat S.p.A.

Paolo Monferino (60)	President and CEO Iveco (2005)

Name (Age)	Position (since)
Mr. Monferino joined Fiat in 1973 as a design engineer. In 1977, he became Head of Purchasing and Procurement at Teksid, where he remained until 1980. From 1981 to 1983, he was Head of Worldwide Purchasing and Procurement at FiatAllis and from 1983 to 1987 he served as Managing Director of FiatAllis Latin America. Mr. Monferino became Chief Operating Officer of FiatAgri in 1987 and served in that position until 1991. From 1991 to 1996, he was Executive Vice President of Strategies and Business Development for New Holland, and from 1996 to 2000, was Executive Vice President of Automotive Components and Industrial Diversified Sectors at Fiat. He became President and CEO of CNH in 2000, and was appointed CEO of Iveco in March 2005.

Eugenio Razelli (56)	CEO, Magneti Marelli (2005)

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

Riccardo Tarantini (58)	President and CEO, Teksid S.p.A. (2003)

CEO, Comau (2006)

Mr. Tarantini joined Delchi S.p.A, Westinghouse Electric in 1975 where he held several positions, including Controller. In 1979, he moved to the Fiat Group as Controller in Teksid and in 1980 he became Head of Administration in the Aluminium Foundry Division. In 1985, he joined Toro Assicurazioni S.p.A. and took charge of the Corporate Control Project. In 1987, he returned to Teksid as President and CEO of the Teksid Aluminium Foundry. In 1991, he was appointed Head of the Aluminium Foundry Division. In 1998, he became Sector Deputy Managing Director and Head of New Initiatives and International Development. In 2001, he was appointed Head of the Iron Business Unit and in 2003, he became President and CEO of Teksid. In 2006, he also became CEO of Comau.
     In addition, our senior management includes the following individuals:

Name (Age)	Position (since)
Alessandro Baldi (54)	Group Controller, Fiat S.p.A. (2004)

Mr. Baldi started as an auditor at Ernst & Young in 1981 and later was promoted to senior manager. In 1989, he moved to Algroup, where he was Director of Internal Audit

Name (Age)	Position (since)
and then became Group Controller. In 1999, when Algroup spun off its chemical activities, Mr. Baldi became Group Controller of the new company, Lonza Group. In 2002, he moved to the SGS Group as Group Controller. He joined Fiat in 2004 as deputy to the Group Controller, and was named Group Controller in 2005.

Gilberto Ceresa (42)	Fiat Group Automobiles Steering Committee and GEC secretary (2005)

Mr. Ceresa joined Fiat Auto S.p.A. in 1989 as a Team leader in the IT department of Fiat Auto S.p.A.; he then became Head of IT processes at the Termoli Plant, from 1993 to 1996, and Head of the global client management project (DSI, DAL and ERP) from 1997 to 2000. From 2000 to 2002, he was the Head of the Product Data project at the GM-Fiat joint ventures. He was also Head of “Next,” the reengineering program, from 2003 to 2004. Later, he became Head of the SAP Platform project, CEO assistant and Sector Program Officer from 2004-2005. In 2007, he was appointed as CIO of Fiat Group Automobiles and coordinator of Fiat Group IT Policies.

Mauro Di Gennaro (45)	Chief Audit Executive and Compliance Officer, Fiat S.p.A. (2004)

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

Maurizio Francescatti (44)	Group Treasurer, Fiat S.p.A. (2004)
CEO, Fiat Finance S.p.A. (2004)

Mr. Francescatti started his career working for GFT in the foreign finance office in 1989. In 1997, he joined Fiat Geva (part of the Fiat Group), where he was in charge of Bank Relations. Later in 2001, he became in charge of Finance co-ordination and in 2003 he became Treasurer. In 2004, he was appointed CEO of Fiat Finance and Group Treasurer.

Simone Migliarino (59)	Senior Vice President Communications, Fiat S.p.A. (2004)

Mr. Migliarino joined Fiat S.p.A.’s Press Office and External Relations department in 1973. Subsequent positions at Fiat S.p.A. included Head of Relations with Provincial Press in Italy (1980-1984), Head of Media Support and Coordination (1984-1990), Head of Automobile Press Coordination (1990-1994) at Information and Media, Head of Product and Corporate Edition Press Office (1995-2001) and Head of Communications and Media Relations (2001-2004). In December 2004, he was appointed Head of Communications of Fiat S.p.A. and in April 2005 he was appointed Head of Communications of Fiat Auto S.p.A.

Paolo Rebaudengo (59)	Senior Vice President Industrial Relations, Fiat S.p.A. (2005)

Name (Age)	Position (since)
Mr. Rebaudengo’s career began in 1970 working for INPS (a public company) and he held positions in the Human Resources department of Weber Group. He then joined the Fiat Group, working in the Industrial Relations department for Fiat S.p.A. in 1981 and for New Holland from 1992. In 1993, he joined Fiat S.p.A.’s Industrial Relations department. In 1996, he became Industrial Relations Manager (in 1996, in the External Relations and Communication department and in 1999, in the Human Resources department).

Roberto Russo (47)	Senior Counsel, Fiat S.p.A. (2004)

Mr. Russo began his legal career as an attorney at the law firm Studio Legale L. Longhetto in Turin in 1984. In 1986, he joined Fiat S.p.A. Legal Affairs as an in-house Counsel. In 2001, he was nominated Mergers and Acquisitions Lead Counsel, and in 2004 he was appointed Senior Counsel of Fiat S.p.A.
     Our senior managers do not have a formal term of office.
     Among the significant management changes in 2006 were the appointment of Alfredo Altavilla as CEO of FPT (replacing Domenico Bordone, who has left the Company) and of Riccardo Tarantini, CEO of Teksid, as CEO of Comau (replacing Daniele Pecchini who has left the company), and the attribution to Mario Mairano of new responsibilities at Ferrari.
     Compensation of Directors, Statutory Auditors and Senior Management
     In accordance with applicable Italian regulations (Article 78 of Regulation No. 11971 of the Commissione Nazionale per le Società e la Borsa (the National Commission for Companies and the Stock Exchange, or “Consob”), issued on May 14, 1999 (“Regulation No. 11971”)), we disclosed in our published financial statements the following information regarding compensation paid in 2006 to the current and former directors, statutory auditors and senior management indicated below, who are listed with the title and as holding the position each held during the year ended December 31, 2005. See Item 6. “Directors, Senior Management and Employees” for more information.

Fees paid to Members of the Board of Directors and Control Bodies, General Managers and Executives with strategic responsibilities (in thousands of euros) (Article 78 of Consob Regulation No. 11971/99)

		Term		Compensation	Non-cash	Bonuses and	Other
First name and last name	Office held in 2006	of office	Expiration (*)	for office held	benefits (**)	other incentives	fees	Total
Luca Cordero	Director	01/01-12/31/2006	2009	550.0	9.1	1,000.0	5,484.0	7,043.1
di Montezemolo	Chairman			(1)			(2)
John Elkann	Director	01/01-12/31/2006	2009	550.0	24.5			574.5
	Vice Chairman			(3)
Sergio Marchionne	Chief Executive	01/01-12/31/2006	2009	2,000.0		4,228.0 (4)	368.8 (5)	6,596.8
	Officer
Andrea Agnelli	Director	01/01-12/31/2006	2009	77.0				77.0
Roland Berger	Director	05/03-12/31/2006	2009	48.3				48.3
Tiberto Brandolini d’Adda	Director	01/01-12/31/2006	2009	77.0				77.0
Luca Garavoglia	Director	01/01-12/31/2006	2009	92.0				92.0
Gian Maria Gros-Pietro	Director	01/01-12/31/2006	2009	92.0				92.0
Hermann-Josef Lamberti	Director	01/01-12/31/2006	2009	92.0				92.0
Virgilio Marrone	Director	01/01-12/31/2006	2009	77.0 (6)				77.0

Vittorio Mincato	Director	01/01-12/31/2006	2009	89.0				89.0
Pasquale Pistorio	Director	01/01-12/31/2006	2009	80.0				80.0
Carlo Sant’Albano	Director	05/03-12/31/2006	2009	48.3 (7)				48.3
Ratan Tata	Director	05/03-12/31/2006	2009	39.3				39.3
Mario Zibetti	Director	01/01-12/31/2006	2009	101.0				101.0
Angelo Benessia	Director	01/01-05/03/2006		40.8				40.8
Flavio Cotti	Director	01/01-05/03/2006		34.8				34.8
Daniel John Winteler	Director	01/01-05/03/2006		31.8				31.8
Carlo Pasteris	Chairman of the Board of Statutory	05/03-12/31/2006	2009	41.9			3.0 (8)	44.9
	Auditors
Giuseppe Camosci	Statutory Auditor	01/01-12/31/2006	2009	42.0				42.0
Cesare Ferrero	Chairman of the Board of Statutory Auditors	01/01-05/03/2006		49.1			40.0	89.1
	Statutory Auditor	05/03-12/31/2006	2009				(9)
Giorgio Ferrino	Statutory Auditor	01/01-05/03/2006		14.1				14.1
Executives with strategic responsibilities (***)				0.0	119.0	6,667.0	11,876.0	18,662.0
					(10)	(11)	(12)	(13)

(*)	Year in which the Stockholders Meeting is convened for approval of the Annual Report, coinciding with expiration of the term of office.

(**)	Includes the use of means of transport for personal purposes.

(***)	It consists of 17 executives.

(1)	The gross annual compensation for the office of Chairman amounts to €500 thousand.

(2)	Compensation for office held in Ferrari, including the variable compensation. Starting from the fourth year of office as Chairman of Ferrari, he will accrue the right to receive the following severance package: a sum payable over twenty years, the amount of which, after ten years, may not be greater than five times the fixed portion of his annual compensation. The relevant accrual posted by Ferrari in 2006 amounted to €593.3 thousand.

(3)	The gross annual compensation for the office of Vice Chairman amounts to €500 thousand.

(4)	Variable compensation whose payment is subject to the achievement of predetermined targets related to the annual budget and which may not be greater than 2.5 times the gross annual fixed compensation.

(5)	The amount includes compensation for office held in the subsidiaries IHF and B.U.C. (€368.8 thousand) but does not include compensation for the office held in Fiat Group Automobiles (€500 thousand), which he does not receive but is channelled to Fiat S.p.A. In 2006, the Company posted an accrual of €771 thousand for the Chief Executive Officer’s severance package.

(6)	Compensation channelled to IFI S.p.A.

(7)	Compensation channelled to IFIL Investments S.p.A.

(8)	Compensation for the office of common representative of holders of savings shares, held until April 20, 2006.

(9)	Compensation for the office of Chairman of the Board of Statutory Auditors of Fiat Group Automobiles.

(10)	Including fringe benefits.

(11)	Variable portion of the compensation.

(12)	Including compensation for employment work, amounts paid upon termination of employment (€3,318.0 thousand), and compensation not channelled for offices held at subsidiaries.

(13)	Social contributions paid by the company are not included.

Stock Options granted to Members of the Board of Directors, General Managers and Executives with Strategic Responsibilities (Article 78 of Consob Regulation No. 11971/99)

											Options
		Options held at the			Options granted			Options exercised			expired in	Options held
Grantee		beginning of the year			during the year			during the year			the year	at the end of the year
	Office held	Number	Average	Exercise	Number	Average	Exercise	Number	Average	Average market	Number	Number	Average	Exercise
First and	at the date of the	of	exercise	period	of	exercise	period	of	exercise	price at	of	of	exercise	period
last name	grant	options	price	(mm/yy)	options	price	(mm/yy)	options	price	exercise date	options	options	price	(mm/yy)
Paolo Fresco	Chairman	2,250,000	20.614	07/01-01/10								2,250,000	20.614	07/01-01/10

Sergio Marchionne	Chief Executive
	Officer	10,670,000	6.583	06/08-01/11 *								10,670,000	6.583	06/08-01/11

Executives with strategic
responsibilities		801,000	18.572	02/01-09/10				40,000	10.397	14.14	192,600	568,400	17.703	02/01-09/10

*	The options are exercisable for one-third of the shares only upon satisfaction of the profitability targets, whose amount and reference period are defined in advance.
     On November 3, 2006, the Board of Directors approved the 2006 Stock Option Plan, which was ratified by the stockholders’ meeting held on April 5, 2007. This plan provides for the grant of up to 20 million options to purchase a corresponding number of Fiat ordinary shares for a price of €13.37 per share. 50% of the shares underlying the 2006 Stock Option Plan consist of shares to be newly issued and the remaining 50% consist of shares already issued. Under this plan, 10,000,00 options have been granted to our Chief Executive Officer, Sergio Marchionne, and the remaining 10,000,000 options have been granted to more than 300 executives identified as Group employees who have a significant impact on business results. Options under the plan will vest in equal annual installments in each fiscal year from 2007 through 2010. In certain cases, the scheduled vesting of these options is subject to change upon the occurrence of specified events relating to the mandate of the relevant executives. The vesting of all stock options granted to employees and of 50% of the options granted to the Chief Executive Officer is subject to the Fiat Group achieving certain predetermined financial targets in the reference period; these options will be exercisable beginning on the date on which the 2010 annual financial statements will have been approved and for four years thereafter. The vesting of the remaining 5,000,000 stock options granted to the Chief Executive Officer is not subject to these conditions; these options will be exercisable beginning in November 2010 and for four years thereafter.
     For additional information on our stock option plans, see Note 25(ii) to the Consolidated Financial Statements included in Item 18.
     On July 26, 2004, the Board of Directors had granted Mr. Sergio Marchionne, as part of his compensation as CEO, options for the purchase of 10,670,000 Fiat ordinary shares at the price of €6.583 per share. In each of the first three years following the date of the grant, Mr. Marchionne will acquire the right to purchase a maximum of 2,370,000 shares per year, all of which will be exercisable only from June 1, 2008, for a period expiring on January 1, 2011. At June 15, 2007, 7,110,000 of these options had vested. The remaining one-third of the options to be granted, for the purchase of 3,560,000 shares, will vest on June 1, 2008, subject to the satisfaction of certain predetermined profitability targets prior to that date. These options would also be exercisable from June 1, 2008 through January 1, 2011.
     Ferrari had granted its Chairman, Luca Cordero di Montezemolo, options for the purchase of 184,000 Ferrari shares, exercisable until December 31, 2010 at a price of €175 per share, 80,000 of which were only exercisable upon any placement of Ferrari shares on the stock market. At the beginning of 2006, Mr. Montezemolo exercised the 104,000 options whose exercise was not subject to the abovementioned condition through his subscription for an equal number of newly-issued Ferrari shares. Following this exercise, Fiat S.p.A. purchased from Luca Cordero di Montezemolo a total of 93,600 Ferrari shares at a unit price of €285 per share (for a total investment of €26.6 million). The price per share was equal to that price agreed upon by Mediobanca S.p.A. and Mubadala Development Company

PJSC on the occasion of the sale of 5% of the capital stock of Ferrari from Mediobanca to Mubadala in August 2005.
     Each member of the Board of Directors in 2006 received compensation comprising the following in respect of their service for that year:
•	€50,000 to be paid pro-rata within the end of the fiscal year; and

•	an additional sum based on a fee of €3,000 for every board or committee meeting attended by the director, with the exception of directors with executive authority.
     With respect to our current senior managers as listed in this Item 6 who are not directors, the aggregate expense we accrued during 2006 for their compensation during the year was approximately €23 million. Certain of these individuals held different positions within or outside of the Group during 2006. This aggregate expense is inclusive of the following:
•	the provision charged by the Group in respect of mandatory severance payments, amounting to €1,024,713 in 2006; these severance payments are a statutory obligation under Italian law, with the amount of each year’s accrual based on the employee’s remuneration for the year in question and the length of his or her service;

•	the amount contributed by the Fiat Group, equal to €509,170 in 2006, to an independent pension fund that has been created for our senior and mid-level officers, the assets of which are invested in insurance policies;

•	the amount contributed by the Fiat Group to a special plan for senior executives (Individual Top Hat Scheme), approved by the Board of Directors on December 7, 2000, that provides a lump sum to be paid in installments if an executive leaves the Group before the age of 65; in 2006, such contribution amounted to €711,387.
     As of December 31, 2006, the senior managers listed in this Item 6 owned an immaterial number of shares of Fiat S.p.A. (comprising only ordinary shares, in an aggregate amount representing significantly less than 1% of the ordinary shares outstanding). As of December 31, 2006, these individuals have an aggregate of 568,400 outstanding options in respect of an equivalent number of Fiat’s ordinary shares. See the table on the previous page and Item 10. “Additional Information—Options to Purchase Securities From Registrant or Subsidiaries.”
     In accordance with applicable Italian regulations (Article 79 of Regulation No. 11971), Fiat disclosed in its published financial statements the following information regarding shares held as of December 31, 2006 by our directors, statutory auditors and executives with strategic responsibilities.

Interests held by Members of the Board of Directors, and Control Bodies, General Managers and Executives with strategic responsibilities (Article 78 of Consob Regulation No. 11971/99)

(number of shares)
					Change in the
					number of
		Number			shares	Number
		of shares		Number of	for incoming/	of shares
		held at	Number of shares	shares sold in	(outgoing)	held at
First name and last name	Description of investment	12.31.2005	bought in 2006	2006	Executives	12.31.2006
Luca Cordero di Montezemolo	Fiat ordinary	19,172	108,000	—		127,172
Sergio Marchionne	Fiat ordinary	220,000	20,000	—		240,000
Gian Maria Gros-Pietro	Fiat ordinary	—	3,300	—		3,300
Cesare Ferrero	Fiat ordinary	1	—	—		1

Executives with strategic responsibilities	Fiat ordinary	81,884	45,950	46,707	-11,615	69,512
	Fiat preference	1,144	—	—	-1,144	—
	Fiat savings	2,188	—	728	-842	618
	CNH ordinary	2,000	2,212	—	—	4,212
     Employees and Labor Relations
     As of December 31, 2006, we had 172,012 employees, as compared to 173,695 in 2005. During 2006, we hired approximately 18,600 new employees, of which approximately 4,000 were hired in Italy. The number of new employees includes those hired on a temporary basis. Over the same period, 19,300 employees left the Group, of which approximately 5,100 were in Italy. Acquisitions and divestitures completed during the year resulted in a net increase of approximately 1,000 employees. We adopt flexible employment solutions, when possible, in order to respond to market changes.

Number of Fiat Group Employees at 12/31/05	173,695
Additions	18,654
Reductions	(19,300)
Changes in the scope of consolidation	(1,037)

Number of Fiat Group Employees at 12/31/06	172,012
     For more information on the number of employees in each of the Group’s sectors, see the table “Operating Results by Sector” in Item 4. “Information on the Company—Historical Overview.”
     Our total personnel expenses in 2006, including wages and salaries, employee benefits and special reserves for severance indemnities, totaled €6,741 million, representing 13% of net sales and revenues.
     As of December 31, 2006, the number of employees based in Italy was 75,751, or 44% of the total number of our employees worldwide, and they represent approximately 1.5% of the Italian industrial workforce.
     Labor agreements
     At the end of 2006, 41% of our employees (senior managers excluded) in Italy were members of labor unions. None of our facilities in Italy is operated on a closed-shop basis.

     The Italian industrial relations system establishes that labor agreements are negotiated at two separate and distinct levels. A national collective bargaining agreement is negotiated between the national employers’ association belonging to a specific industry and national unions; the agreement is aimed at providing a basic framework on working conditions, including pay and hour provisions. A supplementary agreement negotiated at a company level between management and the union representatives of employees addresses issues having specific importance for the firm and may act to supplement the general and basic provisions set forth by the national collective bargaining agreement.
     Most of our employees (including both white-collar and blue-collar workers) in Italy are covered by the national collective bargaining agreement for metalworkers, which was renewed in May 2003. The agreement is applicable for 4 years, as far as work rules provisions are concerned whereas clauses on economic terms of such agreement expired on December 31, 2004. The new agreement was reached on January 19, 2006, following year-long negotiations, and provides for a 6% increase in the minimum contractual wage over an extended 30-month period (six months longer than the normal 24-month contractual period for wages provisions), from January 1, 2005 through June 30, 2007. During the negotiation period compensation has been paid under the term of the previous agreement.
     With regard to negotiations at the company level, on June 28, 2006, an accord renewing the Fiat Group Supplemental Agreement was signed with the Fim-Cisl, Fiom-Cgil, Uilm-Uil, Fismic, and Ugl trade unions. This agreement applies to most of the Group’s metalworking sector companies operating in Italy and is aimed at recognizing the contribution made by workers to the Group’s financial condition. It envisages an increase in the annual performance bonus – an annual bonus tied to Group performance – according to the achievement of profitability targets. The agreement provided for a €500 increase in the 2006 annual bonus in consideration of the sharp improvement in the Group’s performance in 2005. A further €200 increase in the annual bonus may be awarded for 2007 if the Group’s trading profits targets for 2006 are met and an additional €400 in the bonus for 2008 may be awarded if the Group’s and its sectors’ trading profit targets for 2007 are achieved and if quality index improvements are realized. The total increase in the annual bonus through 2008 could thus reach €1,100 per covered employee.
     Outside Italy, the principal collective bargaining activities conducted at the Group level in 2006 included the annual negotiations held in France, which resulted in pay increases of between 2% and 3%, and agreements made in Poland. In Germany, the regional collective agreement for metalworking industry envisaged average wage increases of about 3%. In Brazil, there were wage increases in addition to annual bonuses of varying amounts according to financial results.
     Social dialogue to support Fiat Group recovery plan
     The discussions carried out in 2006 with the trade unions and representatives of employees focused on finding solutions to handle the social impact of the programs implemented by the various Group companies to achieve Fiat Group Plan targets. The meetings mainly concerned measures needed to bring the Group’s manufacturing operations in line with market needs, to improve their efficiency and operational flexibility.
     At European level, the results achieved and the objectives and strategies of the Group for future years have been presented to the European Works Council, an employees representative body established in compliance with EU Directive 94/45/EC for the purpose of informing and consulting employees in community-scale companies.
     In Italy, dialogue continued with the trade unions at the national and local level. A number of meetings were held to provide employee representatives with updates on the Fiat Group industrial plan, initiatives taken to achieve objectives, programs to renew the product range, and production allocations.

     In December 2006, Fiat and the unions representing many of the Group’s employees in Italy reached a new agreement that embodies the unions’ commitment to support Fiat’s implementation of measures aimed at improving the organization of the workplace (including with respect to shifts and schedules) in order to increase and optimize the Group’s use of its productive capacity, thereby fostering employment. The agreement included a commitment by the unions to support measures designed to remedy overstaffing at certain of the Group’s Italian operations through the use of “mobilità lunga” benefits (long-term “mobility” payments designed to serve as a bridge for the period prior to retirement) for 2,000 Group employees. Fiat’s access to the “mobilità lunga” benefits was confirmed at a meeting between Chief Executive Officer Sergio Marchionne and senior Italian government officials in February 2007, and formally enacted through a May 2007 decree by the Ministry of Labor that allocated to the Group 2,000 of the 6,000 “mobilità lunga” places created in this year’s national budget to support Italian companies’ reorganization plans.
     Plant capacity utilization
     The improved market situation and higher sales in most sectors entailed the need to increase production volumes, which were generally addressed through the use of overtime work and temporary workers. In order to increase the rate of plant use, work shifts distributed over six days of the week were implemented at the Melfi (SATA S.p.A.), Pratola Serra (FMA S.r.l.), and Termoli (FPT) plants in Italy.
     In contrast, less recourse was made to the Cassa Integrazione Guadagni (Temporary Layoff Benefits Fund) over the course of the year.
     Recourse to the “Cassa Integrazione Straordinaria” (Longe-term Temporary Layoff Benefits Fund) for the reorganization of the FPT Mirafiori plant ended in Autumn 2006, following the return to work by employees within the envisaged deadlines.
     At December 31, 2006, a total of 234 employees from the administrative, technical, and sales department of Fiat Group Automobiles, at Mirafiori, and 324 at Arese were still receiving benefits under “Cassa Integrazione Straordinaria in deroga” (a waiver for the Longer-term Temporary Layoff Benefits Fund).
     Outside Italy, the plants in Brazil and Poland in particular were affected by the need to increase plant output rates. This involved extensive use of overtime work, which in certain cases exceeded 10% of the normal schedule, an increase in the number of work shifts, and the hiring of temporary workers. Agreements for work shift flexibility according to fluctuations in production requirements were applied in Germany (Iveco), Belgium (CNH), and Poland (CNH).
     Restructuring and production streamlining measures were more limited. Streamlining of excavator production was particularly significant in this context, resulting in the halt of these activities at the CNH plant in Berlin. The employment impact of this measure was defined in “reconciliation of interests” agreements and the September 2006 social plan, which ended a labor dispute that had lasted approximately six months.
     Labor disputes
     Labor disputes decreased from 2005 and involved specific situations, such as the dispute in Berlin (relating to the streamlining of production at CNH’s plant), or episodes of small-scale labor unrest at certain production plants on specific, limited problems.

     Compensation
     In Italy, average labor costs, including mandatory benefit payments and pension-plan contributions, grew slightly above the inflation rate. In the other countries where we operate, we focused on keeping compensation levels in line with cost-of-living. Increases in excess of the rate of inflation were granted by Group companies with favorable operating results or in special situations.
     Training and Scholarships
     In 2006, Fiat Group companies throughout the world invested a total of €95 million in professional development and training programs designed to support their operations.
     Isvor Fiat, the Group’s training services company, offered a total of 18,505 classroom/tutor days as part of its training, consultancy and support activities. This figure is complemented by a total of 118,699 web-based learning hours logged by 24,685 users.
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
     In 2006, we awarded 636 grants, of which 185 were to students in Italy and 451 to students in other countries (Brazil, France, Poland, Spain, United States and China), in an aggregate amount of €1,072,000.

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
Description of Capital Stock
     Fiat’s capital stock consists of ordinary shares, preference shares and savings shares with a par value of €5.00 each. As of June 15, 2007, the number of such shares issued was as follows: 1,092,247,485 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares.
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
     Holders of the Fiat ordinary share warrants 2007 had the option to subscribe for Fiat S.p.A. ordinary shares in the ratio of one Fiat ordinary share at a price of €29.364 for every four warrants held between January 1 and January 31, 2007. At the end of that period, 4,676 warrants had been exercised. As a consequence, on February 1, 2007 the capital stock of Fiat S.p.A. increased from €6,377,257,130 to €6,377,262,975 and additional paid-in capital increased by €28,481.52, reflecting the issue of 1.169 ordinary shares to the holders of the warrants. The remaining warrants have expired and have accordingly been cancelled.
     On November 3, 2006, the Board, exercising the powers granted to it by our stockholders’ meeting, resolved to increase Fiat’s share capital solely for the purpose of servicing the 2006 Stock Option Plan by an amount of up to €50,000,000 through the issue of up to 10,000,000 ordinary shares, par value €5 per share, representing 0.78% of our share capital and 0.92% of our ordinary share capital. The execution of this capital increase is dependant on the conditions of the plan being satisfied.
     For additional information on our share capital, see Item 10. “Additional Information—By-laws.”
     Major Stockholders
     Fiat is directly controlled by IFIL S.p.A. (“IFIL”) , its largest single stockholder, which in turn is controlled by IFI S.p.A. (“IFI”). As of June 15, 2007, IFIL owned 30.45% of Fiat’s ordinary shares outstanding at that date.
     The following tables present information on each of those stockholders who owned more than 2% of Fiat’s ordinary shares and preference shares as of the dates indicated, based on information available to us as of such dates. “N/A” signifies that to our knowledge, as of the relevant date, the stockholder in question no longer owned 2% or more of our ordinary or preference shares, as applicable. Because the savings shares are in bearer form and are entered in the stockholders’ register only at the request of the stockholder, our records are only updated to reflect those savings shares directly held by any single stockholder who attended special meetings for holders of saving shares on June 26, 2006 and on May 8, 2007.

	As of June 15, 2007		As of June 15, 2006		As of June 23, 2005
	No. of		No. of		No. of
	Ordinary	% of	Ordinary	% of	Ordinary	% of
	Shares	class	Shares	class	Shares	class
IFIL	332,587,447	30.45	328,333,447	30.06	240,583,447	30.06
Gruppo Intesa — SanPaolo	N/A	N/A	66,391,197	6.08	N/A	N/A
Gruppo Unicredito italiano	61,175,646	5.60	60,838,315	5.57	N/A	N/A
Gruppo Capitalia	N/A	N/A	41,474,296	3.80	N/A	N/A
Fidelity International Ltd.	N/A	N/A	26,390,094	2.42	N/A	N/A
FMR Corp.	55,136,259(*** )	4.61	26,126,700	2.39	N/A	N/A
Assicurazioni Generali S.p.A. (and affiliates)	23,393,643	2.14	26,001,817	2.38	26,001,817	2.76
ING Group	N/A	N/A	N/A	N/A	28,500,000(* )	3.56
Cater Allen International	N/A	N/A	N/A	N/A	27,000,000 (** )	3.37
Libyan Arab Foreign Investment Co.	N/A	N/A	N/A	N/A	21,670,105	2.70
Merrill Lynch & Co. Inc.	N/A	N/A	N/A	N/A	19,037,641	2.38
Mediobanca Banca di Credito Finanziario S.p.A ..	N/A	N/A	N/A	N/A	18,075,000	2.24
SanPaolo (and affiliates)	N/A	N/A	N/A	N/A	16,535,954	2.07

*	ING held 15,000,000 of these shares as a lender.

**	Cater Allen International held 27,000,000 of these shares as a lender.

***	Of which 19,072,759 with the sole power to vote or to direct the vote.

	As of June 15,
	2007		2006		2005
	No. of	%	No. of	%	No. of	%
	Preference	of	Preference	of	Preference	of
	Shares	class	Shares	class	Shares	class
IFIL	31,082,500	30.09	31,082,500	30.09	31,082,500	30.09
Amber Master Fund Cayman SPC	6,680,000	6.47	N/A	N/A	N/A	N/A
Morgan Stanley and Co. International Limited	2,659,170	2.57	N/A	N/A	N/A	N/A

	As of May 8, 2007		As of June 26, 2006
	No. of	%	No. of	%
	Saving	of	Saving	of
	Shares	class	Shares	class
IFIL	31,082,500	30.09	31,082,500	30.09
Amber Master Fund Cayman SPC	5,600,000	7.01	9.483.607	11.87
Leonardo Capital Fund Limited	2,854,660	3.57	N/A	N/A
     None of the shares held by the above stockholders provides any special voting rights.
     As noted above, Fiat is indirectly controlled by IFI, which in turn is controlled by Giovanni Agnelli & C. S.A.p.A. (“GA”), an Italian limited partnership, which, as of May 31, 2007, owned 100% of the voting power and 53% of the equity of IFI. John Philip Elkann, the Vice Chairman of the Board of Fiat S.p.A., is the Chairman of IFI, Vice Chairman of IFIL Investments S.p.A., Vice Chairman of and a partner in GA and, together with other members of the Agnelli family, owns substantially all of the ownership interest in GA. Tiberto Brandolini d’Adda, a director of Fiat since May 30, 2004, is Vice Chairman of IFIL Investments S.p.A., a director of IFI and a director of and a partner in GA, and is also a member of the Agnelli family. Virgilio Marrone, a director of Fiat S.p.A. since June 2005, is Chief Executive Officer and General Manager of IFI S.p.A. Carlo Sant’Albano, a director of Fiat S.p.A. since May 2006, is the Managing Director and General Manager of IFIL Investments S.p.A.

     Trading by the Group in Fiat Shares
     Under Italian law, Italian companies are not permitted to purchase their own shares unless authorized to do so by their stockholders, and then only in accordance with certain legal requirements. Subsidiaries of Italian companies may, subject to stringent restrictions under Italian law, purchase outstanding shares of their parent companies.
     The annual general meeting of Fiat stockholders held on May 13, 2003 renewed an existing authorization allowing Fiat to purchase up to an aggregate amount of 61,642,560 of its shares of all three classes for a period of 18 months, adding the requirement that the purchased shares, when added to the shares already held by Fiat and its subsidiaries, may not exceed a maximum of 10% of the total capital stock issued.
     This resolution expired in November 2004 and, as of such date, Fiat S.p.A. held 4,331,708 ordinary shares in treasury. As of December 31, 2006, Fiat S.p.A. held 3,773,458 ordinary shares in treasury, with the decrease of 558,250 shares being attributable to the exercise over time of a number of stock options granted in September 2002.
     The annual general meeting of Fiat stockholders held on April 5, 2007 authorized the Company, also through the Group’s subsidiaries, to purchase (and subsequently dispose of) a number of shares of all its three classes of stock not exceeding 10% of Company’s capital during the next 18 months for an aggregate amount not to exceed €1,400 million for the purpose of servicing stock options plans and investing its liquidity. On the same date, the Company therefore launched a purchase program on its three classes of shares to be carried out through December 31, 2007. Under this program, the Company may purchase a number of shares on each day not exceeding 20% of the trading volume for the relevant class of shares on the Italian Stock Exchange for a price not to exceed 10% more than the reference price of such shares on the day before the purchase is made.
     The announcement of the share purchase program does not oblige us to carry out the whole program. Should purchases be carried out, Fiat will daily communicate to the market and competent authorities the transactions it has executed, specifying the number of shares purchased, the average price, the total number of purchased shares as of the date of the communication and the total invested amount as of such date. As of June 25, 2007, the total number of shares purchased under the program amounts to 11,081,169 ordinary shares, for an aggregate amount of €231 million.
     As of the same date, Fiat S.p.A., taking into account the number of shares held at the beginning of 2007, the sale of 1,360,500 shares following the exercise during 2007 of the same number of options and the above mentioned purchases, held 13,494,127 ordinary shares, in treasury.
Related Party Transactions
     Transactions among Group companies, whether they are made to support vertical manufacturing integration or to provide services, are carried out at terms that are in line with those prevailing in the relevant markets, taking into account the quality of the goods sold and the services provided.
     Relationships with related parties, whose definition was extended in accordance with IAS 24, include not only normal business relationships with listed groups or other major groups in which the directors of the Company or its parent companies hold a significant position, but also purchases of Group products at normal market prices or, in the case of individuals, at such prices or those that are usually charged to employees.

     Information on transactions with related parties, as required by Consob communication of July 28, 2006, are presented in Note 35 to the Consolidated Financial Statements included in Item 18.
ITEM 8. FINANCIAL INFORMATION
Consolidated Financial Statements
     See Item 18. “Financial Statements.”
     Other Financial Information
Export Sales
     Export sales from Italy, which totaled €12,629 million, as compared to €9,312 million in 2005, represented 24.4% of the Group’s net revenues (20.0% in 2005).
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
     In February 2006, Fiat received a subpoena from the SEC’s Division of Enforcement regarding a formal investigation entitled “In the Matter of Certain Participants in the Oil-for-Food Program.” This subpoena required Fiat to provide the SEC with identified documents relating to certain members of the Group, including certain CNH subsidiaries and Iveco, regarding the United Nations Oil-for-Food

Program. Over 2,000 companies, including several members of the Group, were mentioned in the October 2005 “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Program”, which report alleged that these companies engaged in transactions under the program that involved inappropriate payments to the former government of Iraq and officials of that government. The Group has provided a significant number of documents and information to the SEC which has, to some extent, been shared with the United States Department of Justice (“DOJ”). It is our understanding that the SEC and the DOJ are reviewing the participation of several companies in the program. We cannot predict what actions, if any, will result from the SEC and DOJ review or the impact thereof, if any, on the Group.
Dividend Policy
     Upon the recommendation of our Board of Directors, dividends are declared at the annual general meeting of our stockholders following the close of each fiscal year and paid thereafter. The following table sets forth the annual dividends paid per ordinary, preference and savings share in respect of each of the years indicated (dollar amounts representing those actually paid to holders of ADSs by the depositary).

Dividends Payable in Respect of the	Ordinary		Preference		Savings
Fiscal Year ended December 31,	Share	ADS	Share	ADS	Share	ADS
	(euros)	($)	(euros)	($)	(euros)	($)
2002	—	—	—	—	—	—
2003	—	—	—	—	—	—
2004	—	—	—	—	—	—
2005	—	—	—	—	—	—
2006	0.155	0.208	0.31	0.416	0.93 *	1.248

*	includes €0.31 pertaining to 2006, and the two dividends of €0.31 each pertaining to 2004 and 2005, when no dividend was paid, as required by Company’s By-laws.
     Net income of €2,343,374,972 recorded in the 2006 unconsolidated statutory accounts of the Company was allocated as follows (i) €553,411,863 to cover carried forward losses, (ii) €89,498,155 to the Legal Reserve, (iii) €0.155 per share to holders of ordinary shares (for an aggregate amount of approximately €169.3 million), (iv) €0.31 per share to holders of preference shares (for an aggregate amount of approximately €32 million), (v) €0.93 per share to holders of savings shares (for an aggregate amount of approximately €74.3 million), which amount consists of a dividend of €0.31 relating to 2006, and of two dividends of €0.31 each relating to 2005 and 2004, and (vi) the remainder, equal to approximately €1,424.9 million, to retained earnings.
     The ex-dividend date was May 24, 2007, with detachment of the coupon on May 21, 2007. The dividend was paid to holders of the shares outstanding at the coupon detachment date, excluding treasury shares. This payment was in line with the announced dividend policy whereby in 2007-2010 the Group intends to distribute to its shareholders approximately 25% of the Group consolidated net income.
     Under our by-laws, when the dividend paid to savings stockholders in any year amounts to less than €0.31 per share, the difference between the amount paid and €0.31 shall be added to the preferred dividend to which they are entitled in the following two years. The right to receive the amount of such difference when a dividend less than €0.31 is paid with respect to any year expires after two years, regardless of whether any dividend was paid with respect to the two subsequent fiscal years. Our failure to pay the minimum dividend of €0.31 per savings share with respect to each of fiscal years 2004 and 2005 required that we added the amount of each missed dividend to the preferred dividend paid with respect to fiscal year 2006.

     Whether future dividends will be paid will depend upon our earnings, financial condition and other factors, including the amount of dividends paid to Fiat by its subsidiaries. In addition, before dividends may be paid out of Fiat’s unconsolidated net income in any year, an amount equal to 5% of such net income must be allocated to its legal reserve until such reserve is at least equal to one-fifth of the par value of its issued share capital. After the abovementioned allocation Fiat’s legal reserve was €536 million, while the par value of its issued share capital was €6,377 million.
     We are not subject to any Italian governmental restrictions on dividend payments to foreign stockholders.
Significant Changes
     See Item 4. “Information on the Company—Introduction—Recent Developments” for a description of material developments that have occurred since December 31, 2006.
ITEM 9. THE OFFER AND LISTING
Trading Markets and Share Prices
     The principal trading market for Fiat’s ordinary, preference and savings shares is the Italian Stock Exchange, where Fiat has been listed since 1906. These shares are also listed on the Frankfurt Stock Exchange (since 1963), the Paris Stock Exchange (since 1963) and are quoted in London on SEAQ. Ordinary, preference and savings American Depositary Shares (each representing one current ordinary, preference or savings share, respectively) are listed on the New York Stock Exchange. Deutsche Bank Trust Company Americas is Fiat’s depositary for purposes of issuing the ADRs evidencing the ordinary, preference or savings ADSs. Deutsche Bank Trust Company Americas was appointed as the successor depositary to JPMorgan Chase Bank in December 2006.
     The following table sets forth, for the periods indicated, the reported high and low sales prices of the ordinary and preference ADRs on the New York Stock Exchange. As there has been essentially no trading activity in the savings ADRs during the periods indicated, prices for those ADRs are not included in this table.

	Ordinary ADRs		Preference ADRs
	High	Low	High	Low
	(in dollars)
2000	36.06	21.19	21.87	13.00
2001	25.55	14.30	17.12	10.50
2002	16.83	7.90	11.50	4.95
2003	10.02	6.06	6.55	3.80
2004	8.45	6.24	5.25	4.00

2005
First Quarter	8.28	7.18	5.90	5.00
Second Quarter	7.56	5.90	6.10	5.00
Third Quarter	9.63	7.02	8.45	6.10
Fourth Quarter	9.08	8.02	7.50	5.90

2006
First Quarter	12.63	9.04	8.85	7.90
Second Quarter	14.92	12.14	10.00	10.00
Third Quarter	15.90	12.93	11.00	11.00
Fourth Quarter	19.50	15.96	16.25	15.90
December	19.39	18.46	15.90	15.90

2007
January	21.92	18.79	17.14	17.13
February	24.59	22.00	17.14	15.90
March	25.41	21.84	17.13	17.13
April	29.88	25.65	29.00	19.13
May	29.88	27.45	27.00	26.00
     As of May 31, 2007, 1,092,247,485 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares were issued. As of the same date, there were 2,775,163 outstanding ordinary ADRs held by 752 record holders, 6,995 preference ADRs held by 10 record holders and 1,267 savings ADRs held by five record holders.
     The following table sets forth, for the periods indicated, the reported high and low sales prices for the ordinary shares, preference shares and savings shares on the Italian Stock Exchange.

	Ordinary Shares		Preference Shares		Savings Shares
	High	Low	High	Low	High	Low
	(in euros)
2000	35.41	25.88	21.57	12.53	17.18	13.00
2001	27.55	15.99	18.34	10.50	16.38	9.54
2002	17.34	7.70	12.18	4.27	11.38	4.18
2003	9.440	5.248	5.642	3.253	5.514	3.284

2004
First Quarter	6.412	5.458	3.852	3.412	4.079	3.701
Second Quarter	6.945	5.254	4.470	3.301	4.705	3.573
Third Quarter	6.851	5.763	4.394	3.837	4.668	3.965
Fourth Quarter	5.997	5.433	3.980	3.657	4.243	3.893

2005
First Quarter	6.259	5.585	4.692	4.021	5.15	4.384
Second Quarter	6.206	4.607	5.325	3.523	5.569	3.887
Third Quarter	7.77	5.796	7.137	5.212	7.354	5.549
Fourth Quarter	7.674	6.626	6.859	5.59	7.058	6.011
December 2005	7.674	6.998	6.14	5.775	6.8	6.416

2006
First Quarter	10.278	7.447	8.312	5.984	8.958	6.644
Second Quarter	11.691	9.461	9.371	7.739	10.349	8.479
Third Quarter	12.499	10.256	10.047	8.240	11.474	9.454
Fourth Quarter	15.119	12.650	12.805	10.094	14.403	11.391
December 2006	14.833	13.964	12.298	11.622	14.087	13.178

2007
January	16.675	14.444	13.876	12.111	15.760	13.891
February	18.624	16.685	15.575	14.189	17.666	16.074
March	19.005	16.724	16.813	13.918	17.862	15.644
April	21.850	19.007	19.834	16.849	21.240	17.921
May	21.840	20.400	19.768	17.909	21.260	17.881
     In addition to the shares represented by the ADRs, at April 5, 2007 and May 8, 2007, respectively, according to the Company’s records which were last updated based on attendance at shareholders’ meeting held on such dates, 46,554,448 ordinary shares and 7,414,846 preference shares were held on record in the United States. These ordinary shares and preference shares were held on record by 205 and 14 holders, respectively, and, together with the shares represented by the ADRs, represented in the aggregate 4.51% and 7.18% of the number of ordinary shares and preference shares outstanding. Because the savings shares are in bearer form, our records do not indicate the extent to which savings shares are directly held in the United States. Since certain of the ordinary shares, preference shares and ADSs were held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.
     On June 15, 2007, the closing prices of our ordinary, preference and savings shares on the Italian Stock Exchange were €21.19, €18.74 and €18.725 respectively, and the closing price of our ordinary ADRs on the New York Stock Exchange was $28.47. There was no trading in the preference or savings ADRs on such date.

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
•	Options are granted to individual managers on the basis of objective parameters that take into account the level of responsibility assigned to each individual, as well as his or her performance.

•	If employment is terminated or an employee’s relationship with the Group is otherwise severed, options that are not exercisable become null and void. However, vested options may be exercised within 30 days from the date of termination, subject to certain exceptions.

•	The option exercise price is determined based on the average price of our ordinary shares on the Italian Stock Exchange for the month preceding the option grant, and is subject to an adjustment in certain circumstances involving a change in our share capital. The exercise price must be paid in cash upon purchase of the underlying shares.

•	Consistently with tax regulations on the issue, the options are normally exercisable starting three year after they are granted and for the following six years; however, during the first four years during which exercise is permitted, exercise is limited to annual tranches, which are cumulative, of no more than 25% of the total number of options granted.
     The following table lists each of our stock option plans by date, number of grantees, total options granted, exercise price and scheduled expiration date, excluding any options granted to our Directors. For information on stock options that have been granted to our directors, see Item 6. “Directors, Senior Management and Employees—Compensation of Directors, Statutory Auditors and Senior Management.”

		Total
	No. of	Options	Options Still
Year of Grant	Grantees	Granted	Outstanding	Exercise Price*	Expiration
1999	578	1,248,000	241,900	€26.120	Mar. 31, 2007
2000	783	5,158,000	1,051,500	€28.122	Feb. 18, 2008
2001 (February)	16	785,000	80,000	€24.853	Feb. 27, 2009
2001 (October)	775	5,417,500	1,943,500	€16.526	Oct. 31, 2009
2002	731	6,100,000	2,117,000	€10.397	Sept. 12, 2010

*	All as adjusted following the capital increases effected by Fiat S.p.A. in 2002 and 2003. The capital increase of September 2005 did not give rise to any such adjustment.

     The table below summarizes the information on options outstanding at January 1 and December 31, of each of 2006 and 2005, excluding any options granted to our Directors. For information on options granted to our Directors, see Note 25 to the Consolidated Financial Statements included in Item 18.

	2006			2005
		Average			Average
	Number	exercise	Market	Number of	exercise	Market
	of shares	price (*)	price	shares	price (*)	price
Options outstanding on 1/1	7,749,500	17.51	7.37	10,502,543	16.38	5.9
Options granted during the year	—	—	—	—	—	—
Options exercised during the year	558,250	10.4	13.74	—	—	—
Expired options	1,757,350	—	—	2,753,043	—	—
Options outstanding on 12/31	5,433,900	16.93	14.42	7,749,500	17.51	7.37
Options exercisable on 12/31	5,433,900	16.93	14.42	6,987,875	18.28	7.37

(*)	Following the capital increases in January 2002 and July 2003 the exercise prices were adjusted by applying the factors calculated by Borsa Italiana, in the amount of 0.98543607 and 0.93167321. The capital increase of September 2005, factor equal to 1, did not give rise to adjustments.

(**)	For purposes of the table, the market price for options outstanding on January 1, 2006 and 2005, means the official share price on the Italian Stock Exchange on the last trading day of the year in 2005 and 2004, respectively; the market price for options outstanding on December 31, 2006 and 2005, means the official share price on the Italian Stock Exchange on the last trading day of the year in those years; and the market price for options granted during the year is calculated as the average price of our shares on the Italian Stock Exchange over the month preceding the date of grant (the same method used to calculate the exercise price of the option granted).
     On November 3, 2006, the Board of Directors approved the 2006 Stock Option Plan, which was ratified by the stockholders’ meeting held on April 5, 2007. This plan provides for the grant of up to 20 million options to purchase a corresponding number of Fiat ordinary shares for a price of €13.37 per share. 50% of the shares underlying the 2006 Stock Option Plan consist of shares to be newly issued and the remaining 50% consist of shares already issued. Under this plan, 10,000,00 options have been granted to our Chief Executive Officer, Sergio Marchionne, and the remaining 10,000,000 options have been granted to more than 300 executives identified as Group employees who have a significant impact on business results. Options under the plan will vest in equal annual installments in each fiscal year from 2007 through 2010. In certain cases, the scheduled vesting of these options is subject to change upon the occurrence of specified events relating to the mandate of the relevant executives. The vesting of all stock options granted to employees and of 50% of the options granted to the Chief Executive Officer is subject to the Fiat Group achieving certain predetermined financial targets in the reference period; these options will be exercisable beginning on the date on which the 2010 annual financial statements will have been approved and for four years thereafter. The vesting of the remaining 5,000,000 stock options granted to the Chief Executive Officer is not subject to these conditions; these options will be exercisable beginning in November 2010 and for four years thereafter.
     For additional information on our stock option plans, see Note 25(ii) to the Consolidated Financial Statements included in Item 18.
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
     Recently the CFA has been amended by Law n. 262 enacted by the Italian Parliament in December 2005 (“Law 262”) and Legislative Decree n. 303, enacted in December 2006 (“Legislative Decree 303”), which together set forth rules on corporate governance for listed companies. Both Law 262 and Legislative Decree 303 envisaged the issuance of a number of implementing regulations which, with certain exceptions, were issued in May 2007. While most of such regulations are already effective, some (such as those relating to the maximum number of directorships or supervisory positions in other companies that members of the supervisory bodies may hold simultaneously) will become effective in the future.
     Our by-laws were amended to reflect these new rules by the stockholders at the meeting held on April 5, 2007 and by the Board of Directors on June 18, 2007.
General
     Our issued share capital consists of 1,092,247,485 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares, all with a par value of €5 each. All of the issued shares are fully paid, non-assessable and in registered form.
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
Authorization of Shares
     The Company’s capital stock may be increased by issuing ordinary and/or preference and/or savings shares with the same characteristics as those already outstanding in exchange for the contribution of assets or the cancellation of accounts payable. In addition, our Board of Directors is authorized, by and not later than September 11, 2007, to increase the capital stock, on one or more occasions, to a maximum of €8 billion, and to issue convertible debentures, on one or more occasions, up to the same limit. Increases in capital pursuant to this authorization may be reserved for employees of the Company and its subsidiaries, in accordance with the procedures and criteria established by the Board of Directors provided the amount each time does not exceed 1% of the Company’s capital stock. On November 3, 2006, the Board exercised these powers and passed a resolution authorizing a capital increase reserved to employees of the Company and/or its subsidiaries of up to €50,000,000 through the issue of up to 10,000,000 ordinary shares to service the 2006 Stock Option Plan. See Item 7. “ Major Stockholders and Related Party Transactions—Description of Capital Stock.”
     Capital stock increases deriving from the exercise of the powers delegated to the board, including those required by the conversion of debentures or the exercise of warrants, are implemented through the issue of shares belonging to the existing classes of shares. Subject to certain exceptions, in the event of a capital stock increase, the holders of shares of each class hold preemptive rights to subscribe for a proportionate number of newly issued shares of the class they hold, or shares of another class (or classes) if shares of their class are not available or are insufficient. See “—Preemptive Rights” below.
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
     Each Intermediary maintains a custody account for each of its clients containing the client’s financial instruments and keeps a record of all transfers, payments of dividends, exercises of rights attributable to such instruments and charges or other encumbrances on the instruments. An account holder may obtain proof of ownership of the shares by submitting a request to the Intermediary for the issue of a certified statement of account. The request must indicate (i) the quantity of the financial instruments for which the statement is requested, (ii) the rights that the applicant intends to exercise (and, in the case of rights exercisable at stockholders’ meetings, the date and nature of the meeting) and (iii) the period of time for which the certificate is valid. Within two business days of receipt of such request, the Intermediary must issue a certified statement of account constituting evidence of the account holder’s ownership of the financial instruments indicated. Once a certificate has been issued, the Intermediary may not transfer any corresponding securities until the certificate expires or is returned.
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
     Dividends are payable to those persons who hold the shares through an Intermediary on the dividend payment date declared by the stockholders’ meeting. Dividends not collected within five years from the dividend payment date are waived. Payments in respect of dividends are distributed through Monte Titoli and each stockholder’s Intermediary. Holders of ADSs are entitled to receive payments in respect of dividends on the underlying shares through Deutsche Bank Trust Company Americas, as ADR depositary, in accordance with the deposit agreement relating to the ADRs. See Item 8. “Financial Information-Dividend Policy.”
Voting Rights
     Stockholders are entitled to one vote per share, although members of the Board of Directors and of Board of Statutory Auditors are elected through a cumulative voting system and minority stockholders have the right to appoint at least one director and a statutory auditor. See “—Statutory Auditors” below.
     Proxy solicitation is permitted, but may be conducted only by certain professional investment and financial intermediaries, as well as certain companies whose sole purpose is to carry out proxy solicitation, on behalf of a qualified soliciting stockholder (generally, one or more stockholders who own and have owned at least 0.5% of the voting capital of the Company).
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
     As a registered stockholder, Deutsche Bank Trust Company Americas as ADR depositary or its nominee is entitled to vote the shares underlying the ADSs. The Deposit Agreement requires JPMorgan Deutsche Bank Trust Company Americas (or its nominee) to accept voting instructions from owners of ADSs and to execute such instructions to the extent permitted by law. Neither Italian law nor the Company’s by-laws limit the right of non-resident or foreign owners to hold or vote the shares.
Board of Directors
     Pursuant to the Company’s by-laws, the Company’s Board of Directors must consist of nine to fifteen individuals. The Board of Directors is elected at a stockholders’ meeting for a term of up to three fiscal years, as determined by the stockholders from time to time. Members of the Board of Directors are elected through a cumulative voting system such that one of the members of the Board of Directors is elected from a list submitted by minority stockholders. Lists receiving a number of votes lower than half of the percentage required to present a list will not be considered. Lists may be submitted only by those stockholders who, individually or together with others, own voting shares representing 0.5% of the Company’s voting capital; this threshold being determined annually on the basis of current regulations and the Company’s capitalization on the Italian Stock Exchange. Furthermore, at least two directors must satisfy independence requirements set out by law. These requirements state that independent directors must not be relatives (up to the fourth degree) of other directors of the Company, its subsidiaries or parent companies or the companies subject to joint control. Further, they may not be consultants, advisors or employees of these companies. The candidates may not have other financial or professional relationships with these companies which may compromise their independence with respect to such companies and their directors.
     The directors, who may but are not required to be stockholders of the Company, may be re-elected for successive terms. In accordance with the law and the by-laws, the Board of Directors has complete power of ordinary and extraordinary administration of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the by-laws to the competence of the stockholders. In addition to the powers entrusted to it by law, Fiat’s by-laws provide the Board of Directors with the power to adopt resolutions relating to the issuance of non-convertible bonds; short form mergers and demergers; the establishment or suppression of additional offices; which directors have the authority to represent the Company; the reduction of share capital in the event of the withdrawal of one or more shareholders; conforming the by-laws to reflect changes in the law; and the transfer of the Company’s registered office to different location within Italy.
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

Executive in Charge of Financial Reports
     The CFA requires Italian companies whose shares are listed on a regulated market in Italy or other EU member state to appoint, upon consultation with the Board of Statutory Auditors, an executive in charge for financial reports. Such executive is responsible for, among other things, (i) certifying that any financial information publicly disclosed by the company is consistent with the company’s books and records; (ii) establishing administrative and accounting procedures for the preparation of consolidated and unconsolidated financial statements and any other financial disclosures; and (iii) issuing a report in connection with the company’s annual and semi-annual consolidated and unconsolidated financial statements certifying that the same are consistent with the company’s books and records and provide a true and fair representation of the company’s economic and financial condition and that the above procedures are adequate and have been complied with.
     Pursuant to our by-laws, the executive in charge for financial reports is appointed by the Board of Directors. The Board of Directors may appoint more than one individual provided that these individuals perform such functions together and have joint responsibility. Only persons with several years of experience in accounting and financial affairs at companies of substantial size are eligible to be appointed. On April 23, 2007, the Board of Directors, with the agreement of the Board of Statutory Auditors, appointed jointly Alessandro Baldi and Maurizio Francescatti to this role.
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
     Pursuant to the CFA, as amended:
•	by-laws must specify the number of statutory auditors (not fewer than three) and alternate statutory auditors (not fewer than two);

•	statutory auditors must be elected through a cumulative voting system that ensures that at least one of the statutory auditors and one of the alternate statutory auditors are appointed by the minority stockholders;

•	the statutory auditor (or one of the statutory auditors) elected by the minority stockholders’ shall be the Chairman of the Board; and

•	statutory auditors are subject to certain limits set forth by Consob regulation concerning the number of directorships and supervisory positions in other companies that they may hold simultaneously. These limits will become effective in July 2008.
     The Company’s by-laws (art. 17) currently provide that the Board of Statutory Auditors is to consist of three statutory auditors and three alternate statutory auditors (who automatically replace statutory auditors who resign or are otherwise unable to serve). The by-laws require that each of our statutory auditors be a registered chartered accountant and have at least three years’ experience as a statutory auditor. The by-laws also require that statutory auditors not hold the position of statutory auditor in more than five other listed companies (not including parent or subsidiaries of the

Company). According to the Company’s by-laws, the statutory auditors are elected according to a cumulative voting system, whereby each stockholder or group of stockholders holding at least the percentage of voting share capital provided by the applicable regulations (currently 0.5% of the voting share capital) may present a list of candidates. Each stockholder or group of stockholders may present and vote for only one list, and each candidate may be named on only one list. Two auditors and two alternate auditors are elected from the list which receives the highest number of votes, and the remaining auditor and alternate auditor are elected from the list receiving the second-highest number of votes by stockholders unaffiliated with the controlling majority stockholders. Lists must be filed at the Company’s registered office at least fifteen days prior to the date set for the ordinary stockholders’ meeting at which the vote is to take place.
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
     The Board of Statutory Auditors is required to meet at least once every 90 days. In addition, the statutory auditors are entitled to call and must attend the Board of Directors’ meetings, the stockholders’ meetings and the executive committee’s (if any) meeting. In particular the right to call the stockholders’ meeting must be exercised by at least two members of the Board of Statutory Auditors, whereas the right to call the other meetings may be exercised individually by each statutory auditor. The Board of Statutory Auditors may challenge the resolutions of the Board of Directors adopted in violation of the law or Company’s by-laws. Statutory Auditors may also (i) exchange information with the Company’s external auditors; (ii) also acting alone, request information on the affairs of the Company or its subsidiaries and/or specific transactions from the members of administrative and supervisory bodies of the Company and its subsidiaries; and (iii) carry out inspections and verifications at the Company. The Board of Directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by the Company and its subsidiaries.
     The Board of Statutory Auditors may report to the competent court serious breaches of the duties by the directors. The Board of Statutory Auditors, upon passage of a resolution approved by a majority of two thirds of its members, may commence derivative suits against the directors before the competent court. The Company’s Board of Statutory Auditors is also required to notify Consob without delay of any irregularities found during its review. Consob may report to the competent court serious breaches of the duties by the statutory auditors of a listed company.
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
     External auditors are appointed by a resolution taken at the annual stockholders’ meeting pursuant to a proposal submitted by the Board of Statutory Auditors. Until December 2006, external auditors had to be appointed for a term of six years. As of January 2007, the appointment must be made for 9-year terms.
     The Company’s stockholders’ meeting held on May 3, 2006, appointed Deloitte & Touche S.p.A. as the Company’s external auditors for each fiscal year in the six-year period 2006 through 2011.
Meetings of Stockholders
     Stockholders are entitled to attend and vote at ordinary and extraordinary stockholders’ meetings. Votes may be cast personally or by proxy. Stockholders’ meetings may be called by the Company’s Board of Directors. According to the Company’s by-laws (art.7), stockholders are informed of all stockholders’ meetings to be held by publication of a notice in the Italian daily newspapers La Stampa and Il Sole 24 Ore or, if both these newspapers are not published, in the Official Gazette of the Republic of Italy. Stockholders’ meetings must be convened at least once a year. Pursuant to CFA, stockholders who, separately or jointly, represent at least 2.5% of the share capital may request additions to the agenda, within five days of the publication of the notice convening the meeting. The annual unconsolidated financial statements of the Company are submitted for approval to the ordinary stockholders’ meeting, which must be convened within 180 days after the end of the Company’s financial year. At ordinary stockholders’ meetings, stockholders also appoint the external auditors, approve the distribution of dividends, elect and determine the remuneration of the boards of directors and statutory auditors and vote on any other business matter the resolution or authorization of which is entrusted to them by law or by the Company’s by-laws, including authorizing the company to purchase its own shares and approving compensation plans based on shares or financial instruments for directors or employees.
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
Preemptive Rights
     Pursuant to Italian law, holders of shares are entitled to subscribe for new issuances of shares, debentures convertible into shares and any other warrants, rights or options entitling the holders to subscribe for shares in proportion to their holdings, unless such issues are for non-cash consideration or preemptive rights are waived or limited by a resolution adopted at an extraordinary stockholders’ meeting by stockholders representing more than 50% of the company’s share capital. There can be no assurance that the owners of ADSs will be able to exercise fully any preemptive rights to which the holders of shares are entitled.
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
     For fiscal years through and including the year ended December 31, 2004, the Company prepared all of its consolidated and unconsolidated financial statements in accordance with Italian GAAP. Since January 1, 2005, the Company publishes audited annual consolidated financial statements and unaudited semi-annual and quarterly consolidated reports in conformity with IFRS. The Company published its unconsolidated annual financial statements for the year 2005 in accordance with Italian GAAP. Since January 1, 2006, the Company publishes audited annual unconsolidated financial statements and unaudited semi-annual unconsolidated reports in conformity with IFRS. For more information on these new accounting principles and certain of the differences between IFRS and Italian GAAP that are material to us, see Note 39 to the Consolidated Financial Statements included in our Annual Report on

Form 20-F for the fiscal year ended December 31, 2005, which also contains a reconciliation to IFRS of our Italian GAAP financial information as at January 1, 2004, and December 31, 2004, and for the year ended December 31, 2004.
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
Purchase by the Company of its Own Shares
     The Company is permitted to purchase its own shares, subject to certain conditions and limitations provided by Italian law. Shares may be purchased only out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest stockholder-approved unconsolidated financial statements. In addition, the Company may purchase only fully paid-in shares. Such purchases must be authorized by a stockholders’ meeting and be made so as to ensure the equal treatment of shareholders, in accordance with certain procedures established by Consob. The number of shares to be acquired, together with any shares previously acquired by the Company or any of its subsidiaries may not (except in limited circumstances) exceed in aggregate 10% of the total number of shares then issued, and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by the stockholders. Shares held in excess of the 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of the shares of the Company by its subsidiaries.
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
     As of June 25, 2007, Fiat S.p.A. held 13,494,127 ordinary shares in treasury.
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
     Minority stockholders may also elect one regular and one alternate member of the Board of Statutory Auditors, pursuant to the list voting system provided in Article 17 of the Company’s by-laws. See “—Statutory Auditors” above.
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
     The foregoing rules are expected to change upon the implementation of the Directive 2004/25/EC on takeover bids in Italy.
Significant Differences with Corporate Governance Practices under NYSE Rules
     Overview. Corporate governance rules for Italian stock corporations (società per azioni) listed on the Italian Stock Exchange are set forth in the Italian Civil Code and in CFA, as well as in the Corporate Governance Code issued by the Committee for Listed Companies established by Borsa Italiana S.p.A., which was amended in 2006. Issuers were invited to implement the amended Code, which replaced the 2002 Corporate Governance Code, by the end of the 2006 fiscal year, informing the Italian market through the Report on Corporate Governance to be published in 2007.
     As described in more detail below, these Italian corporate governance rules differ in a number of ways from those applicable to US domestic companies under NYSE listing standards, as set forth in the NYSE Manual.
     As a general rule, our main corporate bodies are governed by the Italian Civil Code and the CFA and are assigned specific powers and duties that are legally binding and from which there can be no derogation. The Corporate Governance Code builds on the general framework provided for by the Italian Civil Code and the CFA and sets forth recommendations for responsible corporate governance intended to reflect generally accepted best practice. According to the CFA as amended, listed companies are required to issue an annual compliance report disclosing information on their adoption of the Corporate Governance Code and on their compliance with the consequent obligations. As stated in our 2006 Annual Report on Corporate Governance, which we issued in February 2007, the Fiat Group adopted and abides by the Corporate Governance Code of Italian Listed Companies, supplemented and amended as necessary to ensure that the corporate governance system it adopted is in line with the rules imposed to listing on the NYSE, including the relevant sections of the Sarbanes-Oxley Act, and the characteristics of the Group, as described below.
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
     Our practice. The CFA as amended provides that, when the Board of Directors has more than seven members, as in our case, at least two of them must satisfy the independence requirements established by Italian law for the statutory auditors. Furthermore, directors’ independence is the subject of a recommendation of the Corporate Governance Code and is periodically assessed by the Board of Directors. On May 10, 2005, our Board of Directors voluntarily adopted detailed new requirements for director independence, which go beyond the Corporate Governance Code recommendations and are designed to be substantially in line with the NYSE listing standards applicable to US companies. Under our director independence criteria, a director is not considered independent if he or she:
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
     The independence of directors is assessed annually by the Board of Directors during its periodic meetings, on the basis of the information provided by the directors. If, during the course of assessment, the Board of Directors should find that any of the relationships envisaged in point (i) above exists, it may confirm the individual’s independence if it determines that the relationship is insignificant in terms of its nature and amount.
     The stockholders’ meeting held on May 3, 2006 set the number of members of the Board of Directors at fifteen and elected our current 15-member board, eight of whom qualified as independent under our independence criteria.
     On May 3, 2006, the Board of Directors confirmed that eight of the fifteen directors appointed by the stockholders’ meeting met our independence criteria. The Board of Statutory Auditors has verified that the Board of Directors, in assessing the independence of its non-executive directors, correctly implemented the criteria set forth by the Corporate Governance Code.
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
     Our practice. In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. Although the Corporate Governance Code recommends that independent directors meet at least once a year without the presence of the other directors, Fiat’s independent directors have not yet found it necessary to meet in executive session on the grounds that they have direct access to management. The members of the Company’s Board of Statutory Auditors are required to meet at least once every 90 days. Fiat’s Board of Statutory Auditors met 18 times during 2006.
     Audit Committee and Internal Audit Function.
     NYSE domestic company standards. US companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent (defined as described above) and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors; and (v) the adoption of an annual performance evaluation. Each company must also have an internal audit function, which may be outsourced, except to its independent auditor.
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
     The Corporate Governance Code recommends that a majority of the members of the Nominating Committee be non-executive directors and that all the members of Compensation Committee be non-executive directors, the majority of which be independent. Fiat Board of Directors decided to combine the nominating and compensation committees in a single committee whose majority of members are independent and which is chaired by the Vice Chairman. See Item 6. “Directors, Senior Management and Employees—Directors.” We disclose the compensation of each of the members of our Board of Directors (including our CEO), our Board of Statutory Auditors and our chief operating officer, if any, in our unconsolidated statutory financial statements prepared in accordance with IFRS, as well as in Item 6 of this annual report on Form 20-F.
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
     Our practice. The NYSE rules regarding annual written affirmations applied to us as of July 31, 2005. Since that date, we are required to submit an annual written affirmation to the NYSE, in a form specified by the NYSE, regarding our compliance with applicable NYSE corporate governance listing standards. We submitted our initial annual affirmation by August 30, 2005, and must now submit an annual affirmation within 30 days of the filing of our annual report on Form 20-F with the SEC. We will also be required to submit to the NYSE an interim written affirmation, in a form specified by the NYSE, if any time we are no longer eligible to rely on, or choose to no longer rely on, a previously applicable exemption provided by Exchange Act Rule 10A-3, or, to the extent we have an audit committee as defined in Rule 10A-3, if a member of such audit committee who was deemed independent is no longer independent or an audit committee member had been added. In addition, under NYSE rules, our CEO must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by us with NYSE corporate governance standards, including the reason for such non-compliance and the timing of when we expect to be in compliance again.
     Stockholder Approval of Adoption and Modification of Equity Compensation Plans.
     NYSE domestic company standards. Stockholders of a US company listed on the NYSE must approve the adoption of, and any material revision to, the company’s equity compensation plans, with certain exceptions.
     Our practice. Our stockholders must authorize (i) the issuance of additional shares in connection with capital increases, (ii) the buy-back of our own shares, and (iii) after Law 262 came into force, the adoption of equity compensation plans.
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
     The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report. The Italian Government has recently released draft legislation which, if approved by Parliament as drafted, would empower it to enact, within six months from approval, a legislative decree reforming, inter alia, the tax treatment of income from capital investments, including, but not limited to, dividends and capital gains. Although the exact scope of such reform is yet unknown, the Government expects, among other things, to replace the current flat rates of 12.5% and 27% with a single rate of 20% and to confirm the exemptions contemplated under the current rules. Prospective purchasers and current holders of ordinary, preference or savings shares or ADSs are advised to consult their own tax advisors as to the US, Italian or other tax consequences of the purchase, beneficial ownership and disposition of ADSs, including, in particular, the effect of any state, local or other national tax laws.
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
     Since the ordinary, preference or savings shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs. In order to enable eligible US owners to obtain a reduction at source or a refund of withholding tax under the Treaty, the Company and the Depositary have agreed to certain procedures. According to such procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required and the deadlines for submission. The documentation generally will include the holder’s declaration and the tax certification specified under points (i) and (ii) in the preceding paragraph. In order to comply with the documentation requirements described under point (ii) above, eligible US owners must obtain a certificate of residence from the US Internal Revenue Service (“IRS”) (Form 6166) with respect to each dividend payment, unless a previously filed certification will be effective on the dividend payment date, and produce it together with a statement whereby such holder represents that it is a US resident individual or corporation and does not maintain a permanent establishment in Italy. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Publication 686 and Form 8802 can be obtained from the IRS website at www.irs.gov. Information appearing on the website is not incorporated by reference into this annual report). The time for processing requests for certification by the IRS is normally six to eight weeks. Accordingly, holders requiring this certification should submit their requests to the IRS as soon as possible after receiving instructions from the Depositary. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, eligible US owners should deliver the required documentation directly to the Depositary at least five business days prior to the date set for the payment of dividends.
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
     The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to US owners will be subject to US federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) Fiat is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) Fiat was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on Fiat’s audited financial statements and relevant market and stockholder data, Fiat believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2005 or 2006 taxable year. In addition, based on Fiat’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and stockholder data, Fiat does not anticipate becoming a PFIC for its 2007 taxable year.
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
     Tax on Capital Gains
     Capital gains realized by non-resident stockholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment through which such stockholders carry on or perform business services in Italy are subject to Italian personal or corporate income tax, for an amount equal to 40% of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A “qualified” shareholding is constituted by ordinary, preference or savings shares or ADSs and/or rights representing more than 5% of Fiat’s total share capital or more than 2% of its share capital voting in the ordinary stockholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the stockholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident stockholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 43%, plus a surcharge generally of up to 2.5%, depending on the municipality in which such non-resident stockholders earns the highest Italian-source income). The taxable gain realized by a non-resident corporate stockholder would be subject to corporate income tax, currently levied at a rate of 33%.
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
     Estate and Gift Tax
     As of October 3, 2006, the Italian estate and gift tax — first abolished on October 25, 2001 - has been re-introduced and consequently the transfers of shares or ADSs occurring by reason of death or gift as of that date is subject to inheritance and gift tax at different rates depending on the value of the inheritance or gift and the relationship between the donor or deceased and the donee, legatee or heir, as summarized below:
(i)	Transfers to a spouse or direct descendants or ancestors for a maximum value of € 1,000,000 to each beneficiary are exempt from inheritance and gift tax. Any value in excess of such threshold is taxed at a 4% rate;

(ii)	Transfers to siblings up to a maximum value of €100,000 are exempt. Any value in excess of €100,000 is taxed at a rate of 6%;

(iii)	Transfers to certain other relatives are taxed at a rate of 6%;

(iv)	Transfers to persons other than those described under (a), (b), and (c), above are taxed at a rate of 8%.

     If the beneficiary of any such transfer is a disabled individual, whose handicap is recognized pursuant to an ad hoc law, the tax is applied on the value of the assets received in excess of € 1,500,000 (which is exempted) at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.
     During 2006, transfers occurring upon death or by reason of gift have been subject to different tax regimes. As a result, investors should consult their tax advisors to ascertain whether any such transfers occurred in 2006 were subject to any Italian taxation and, in that case, the regime applicable thereto.
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
     Our by-laws and annual reports on Form 20-F are also available on our website. Information appearing on the website is not incorporated by reference into the annual rep.
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
     Many of our subsidiaries are located outside the euro zone, in particular in the United States, Canada, United Kingdom, Switzerland, Brazil, Poland, Turkey, India, China, Argentina and South Africa. Since our financial reporting currency is the euro, the income statements of these subsidiaries are translated into euro for inclusion in the Consolidated Financial Statements included in Item 18. Changes in the average exchange rate can affect the translation into euro of both revenues and operating income denominated in another currency.
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
     We used derivative instruments primarily for the management of both interest rate exposure deriving from our financial assets and liabilities and exchange rate exposure in relation to import/export flows for the various products manufactured by the Group, with particular reference to amounts expressed in US dollars, Polish zloty, British pounds, Brazilian reals and Canadian dollars, each of which represented a significant exposure for the Group in 2006, as explained in more detail below.
     The net financial expense we recorded in 2006 and 2005 includes the fair market value adjustment of those derivatives not eligible for hedge accounting under our accounting policies, as well as the ineffectiveness of derivatives which qualify for hedge accounting. Our accounting policies regarding derivative financial instruments and additional accounting data are further described in the “Significant accounting policies” and Note 22 to the Consolidated Financial Statements included in Item 18.
Sensitivity Analysis
     We monitor foreign exchange risk, interest rate risk and related hedge positions using a variety of analytical techniques, including the marking to market of financial instruments and sensitivity analysis.
     The following analysis assumes instantaneous parallel shifts in exchange rates and interest rate yield curves. For options, which are instruments with non-linear returns, sensitivity analysis models considering market volatility at year-end are employed. While the following results may have some limited use as benchmarks, they should not be viewed as forecasts, in part because they are unable to reflect the complex and interrelated market reactions that normally would arise from any given market shift.
Foreign Exchange Rate Risk
     The Group is exposed to risk resulting from changes in exchange rates, which can affect its results of operation and financial condition. In particular, when a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect its operating results. In 2006, our total cash flows from sales and purchases exposed to exchange rate risk amounted to approximately 13% of the Group’s net revenues.
     The principal exchange rates to which the Group is exposed are the following:

•	Euro/US Dollar, relating to sales in dollars made by Italian companies (in particular Ferrari and Maserati) to the North American market and to other markets in which the dollar is the trading currency, as well as to the production and purchases of CNH in the euro zone;

•	Euro/Pounds Sterling, principally in relation to sales by Fiat Group Automobiles and Iveco in the United Kingdom;

•	Euro/Polish Zloty, relating to local costs incurred in Poland regarding products sold in the euro zone;

•	US Dollar/Brazilian Reals and Euro/Brazilian Reals, relating to our Brazilian manufacturing operations and the related import and export flows; and

•	US Dollar/Canadian Dollar, relating to sales by CNH to the Canadian market.
     It is the Group’s policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the trading transaction exchange risk exposure forecast for the coming 12 months (including risks arising for periods beyond 12 months when appropriate in relation to the characteristics of the particular business) and to hedge completely the exposure resulting from firm commitments.
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
     At December 31, 2006, the potential loss in fair value of the derivative financial instruments we use to hedge exchange rate risks (foreign exchange forward contracts, currency swaps and currency options) resulting from a hypothetical 10% change in relevant foreign currency exchange rates would be approximately €460 million (€273 million at December 31, 2005). This sensitivity analysis generally assumes an unfavorable and instantaneous 10% fluctuation in the year-end exchange rates affecting the foreign currencies in which these financial instruments are denominated, and no change in market volatility.
     As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, these assumptions may overstate the impact of 10% exchange rate fluctuations on such derivative financial instruments. In addition, this calculation does not include receivables and payables and forecasted cash flows related to the underlying business transactions. We believe that it is reasonable to expect that the above movements in foreign exchange rates would produce an opposite economic impact, of an equal or higher amount, on the underlying business transactions for which such financial instruments are used.
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
     The potential loss in fair value of the fixed rate financial instruments we held at December 31, 2006 (including the effects of interest rate derivatives), resulting from a hypothetical, instantaneous and unfavorable change of 10% in market interest rate levels applicable to such financial instruments would be approximately €105 million (€33 million at December 31, 2005, as calculated in accordance with IFRS).
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
     A hypothetical, unfavorable and instantaneous change of 10% in short-term interest rates at December 31, 2006, applied to floating rate financial assets and liabilities, operations for the sale of receivables and interest rate derivatives would have caused a negative impact on our profit before taxes, on an annual basis, of approximately €11 million (€17 million at December 31, 2005).
     These sensitivity analyses are based on the assumption of an unfavorable and instantaneous 10% movement in the rate of interest applicable to each homogenous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and the analysis assumes the same interest rate movement within each homogenous category (e.g., US Dollars and other currencies).
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
Other Risks on Derivative Financial Instruments
     As described in Note 22 to the Consolidated Financial Statements included in Item 18, the Group holds certain derivative financial instruments whose value is linked to the price of shares listed on regulated exchanges and stock market indices (principally equity swaps on Fiat shares).
     Although theses transactions were entered into for hedging purposes, they do not qualify for hedge accounting under IFRS. As a consequence, the variations in the value of the underlying equities could have an effect on the Group’s results.
     The potential loss in fair value of derivative financial instruments held by the Group at December 31, 2006, in the event of a hypothetical, unfavourable and instantaneous change of 10% in the price of the underlying equities would be approximately €40 million (€8 million at December 31, 2005).
Changes in Market Risk Exposure Compared to 2005
     Our policy on financial risk management has not substantially changed from the preceding year.
Exchange Rate Risk
     The characteristics and the mix of our financial instruments with exposure to foreign exchange rate risk at December 31, 2006, have not changed substantially from the preceding year. The increase in the potential loss in fair value arising from a hypothetical 10% change in relevant foreign exchange rates (€460 million at December 31, 2006, as compared to €273 million at December 31, 2005) noted above is the result of an increase in the hedging of the Group’s main exposures and of an extension of its hedging policy to certain entities operating in emerging markets.
Interest Rate Risk
     The increase in the potential loss arising from a hypothetical 10% change in relevant interest rates in the fair value of fixed rate financial instruments (€105 million at December 31, 2006, as compared to €33 million as December 31, 2005) reflects the greater weight of fixed rate instruments in the Group’s debt portfolio, reflecting in particular the bonds issued during the year.
Other Risks from Derivative Financial Instruments
     The increase in the potential loss in fair value in the event of a hypothetical, unfavourable and instantaneous change of 10% in the price of the underlying equities (€40 million at December 31, 2006 as compared to €8 million at December 31, 2005) reflects the impact of new agreements entered into during 2006 and the rise in the market value of the Fiat shares during 2006.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Following the stockholders’ resolution of April 5, 2007, on May 24, 2007, we paid holders of our savings shares the minimum preferred dividend of €0.31 per savings share pertaining to 2006 and the two preferred dividends of €0.31 each, pertaining to 2005 and 2004. See Item 8. “Financial Information—Other Financial Information—Dividend Policy” and Note 25(i) to the Consolidated Financial Statements included in Item 18 for additional information.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
     The Group carried out an evaluation under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and the principal financial officers (the Group Controller and Group Treasurer), of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Group’s evaluation, the Chief Executive Officer and the principal financial officers concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Group files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Group’s management, including the Chief Executive Officer and the principal financial officers, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control Over Financial Reporting
     Fiat’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS and applicable provisions of US GAAP.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the polices or procedures may deteriorate.
     The Group’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2006. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

     Based on the assessment, Fiat’s management has concluded that as of December 31, 2006, the Group’s internal control over financial reporting was effective.
     Deloitte & Touche S.p.A., an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 20-F and, as part of the audit, has issued a audit report, included in Item 18 hereto, on management’s assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006.
     There has been no change in the Group’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.
Attestation Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Fiat S.p.A.
We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Fiat S.p.A. and subsidiaries (the “Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of control, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Group and our report dated June 29, 2007 expressed an unqualified opinion on those consolidated financial statements and included two explanatory paragraphs regarding 1) that International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America and information relating to the nature and effect of such differences is presented in Note 42 to the consolidated financial statements; and 2) that our audit also comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 39 and such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/ DELOITTE & TOUCHE S.p.A.
DELOITTE & TOUCHE S.p.A.
Turin, Italy
June 29, 2007
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     The Fiat Board of Statutory Auditors met the specified criteria that qualify us for an exemption under Rule 10A-3 under the Exchange Act from certain of the rule’s requirements, including the requirement to establish an audit committee, when the rule became applicable to us on July 31, 2005. Each of the members of our Board of Statutory Auditors is required to be a registered chartered accountant with at least three years’ prior experience as a statutory auditor; we therefore believe that each is an “audit committee financial expert” as defined in Item 16A of Form 20-F. The members of the Board of Statutory Auditors are Carlo Pasteris, Chairman of the Board, Giuseppe Camosci and Cesare Ferrero. All of the members of our Board of Statutory Auditors meet the independence requirements provided by Italian law and the listing standards of the Borsa Italiana, which are those applied by the New York Stock Exchange to foreign private issuers such as Fiat in this respect. See Item 6. “Directors, Senior Management and Employees—Board of Statutory Auditors” and Item 10. “Additional Information—By-laws—Significant Differences with Corporate Governance Practices under NYSE Rules” for additional information.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
     Deloitte & Touche S.p.A., the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the “Deloitte Entities”) were appointed to serve as our independent auditors for the year ended December 31, 2006. The Deloitte Entities billed the following fees to us for professional services for the fiscal years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006	2005
	(in millions of euros)
Audit fees	23.1	16.7
Audit-related fees	3.6	3.5
Tax fees	1.0	2.1

	27.7	22.3
     “Audit fees” are the aggregate fees billed by the Deloitte Entities for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements (“Audit Services”). The 2006 amount includes fees related to the Sox 404 certification.
     “Audit-related fees” are the aggregate fees billed by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements (“Audit-related Services”) and are not reported under “Audit Fees.” This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting.
     “Tax fees” are the aggregate fees for professional services rendered by the Deloitte Entities for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.
Audit Committee Pre-Approval Policies and Procedures
     According to the CFA as amended, external auditors must be appointed by the stockholders’ meeting based on a proposal from the Board of Statutory Auditors.
     Our current procedures for the engagement of the external auditors, as amended by the Board of Directors on February 2007, provide that:
(i)	Audit Services. The engagement of the Group’s external auditors is resolved by the stockholders’ meeting based on a proposal from the Board of Statutory Auditors. Such a proposal should be consistent with the audit plan defined by both the relevant Group functions and the officer appointed by the Board to be in charge of certain internal control functions (the “Compliance Officer”) of Fiat and ratified by our Internal Control Committee.

(ii)	Audit-related Services. The engagement of the Group’s external auditors for Audit-related Services is authorized by the Compliance Officer. Our Board of Directors annually approves a maximum amount of expenses for Audit-related Services which may not exceed 25% of the Audit fees for the same year. Engagements for Audit-related Services exceeding the approved expenditure limit must be approved by the Board of Directors based on a proposal of the Internal Control Committee, upon consultation with the Board of Statutory Auditors;

(iii)	Non-audit services. The Group’s external auditors may not be engaged for services other than Audit Services and Audit-related Services. Any existing contracts may continue until its expiry and may not be renewed unless in exceptional cases and following written approval by the Compliance Officer.

     The stockholders’ meeting held on May 3, 2006 appointed Deloitte & Touche S.p.A. as the Group’s external auditors for each fiscal year in the six-year period from 2006 to 2011.
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     We did not make any purchases of Fiat ordinary, preference or savings shares during 2006. See Item 4. “Information on the Company"—Recent Developments for further information on purchases made in 2007.
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
Index to Financial Statements and Schedules filed with this Annual Report

ITEM 19. EXHIBITS
Index to Exhibits filed with this Annual Report

1.1	By-laws of Fiat S.p.A. (as approved by Fiat S.p.A.’s stockholders at the annual general meeting on April 5, 2007 and amended by the Board of Directors on June 18, 2007).

2.1	The total amount of long-term debt securities of Fiat S.p.A. authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. Fiat S.p.A. hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	List of subsidiaries of the registrant.

12.1	Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Principal Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
FIAT S.p.A.:
We have audited the accompanying consolidated balance sheets of FIAT S.p.A. (an Italian corporation) and subsidiaries (the “Group”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 (all expressed in Euros). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of FIAT S.p.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 42 to the financial statements.
Our audits also comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 39. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
/s/ DELOITTE & TOUCHE S.p.A.
DELOITTE & TOUCHE S.p.A.
Turin, Italy
June 29, 2007

THE FIAT GROUP
CONSOLIDATED INCOME STATEMENT
For The Years Ended December 31, 2006, 2005 and 2004

	Note	2006	2006	2005	2004
		(in millions of
		U.S. dollars)
		(note 39)	(in millions of euros)
Net revenues	(1)	68,403	51,832	46,544	45,637
Cost of sales	(2)	57,919	43,888	39,624	39,121
Selling, general and administrative costs	(3)	6,199	4,697	4,513	4,701
Research and development costs	(4)	1,849	1,401	1,364	1,350
Other income (expenses)	(5)	139	105	(43)	(415)

Trading Profit		2,575	1,951	1,000	50

Gains (losses) on the disposal of investments	(6)	801	607	905	150
Restructuring costs	(7)	594	450	502	542
Other unusual income (expenses)	(8)	(62)	(47)	812	(243)

Operating result		2,720	2,061	2,215	(585)

Financial income (expenses)	(9)	(760)	(576)	(843)	(1,179)
Unusual financial income	(9)	—	—	858	—
Result from investments:	(10)	206	156	34	135
Net result of investees accounted for using the equity method		165	125	115	153
Other income (expenses) from investments		41	31	(81)	(18)

Result before taxes		2,166	1,641	2,264	(1,629)

Income taxes	(11)	647	490	844	(50)

Result from continuing operations		1,519	1,151	1,420	(1,579)

Result from discontinued operations		—	—	—	—

Net result		1,519	1,151	1,420	(1,579)

Attributable to:

Equity holders of the parent		1,406	1,065	1,331	(1,634)

Minority interest		113	86	89	55

		(in U.S. dollars) (note 39)	(in euros)
Basic earnings per ordinary and preference share	(12)	1.041	0.789	1.250	(1.699)
Basic earnings per savings share	(12)	2.064	1.564	1.250	(1.699)
Diluted earnings per ordinary and preference share	(12)	1.040	0.788	1.250	(1.699)
Diluted earnings per savings share	(12)	2.063	1.563	1.250	(1.699)
The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED BALANCE SHEET
At December 31, 2006 and 2005

		At December 31,
	Note	2006	2006	2005
		(in millions of
		U.S. dollars)
		(note 39)	(in millions of euros)
Assets
Intangible assets	(13)	8,474	6,421	5,943
Property, plant and equipment	(14)	13,910	10,540	11,006
Investment property	(15)	25	19	26
Investments and other financial assets:	(16)	3,009	2,280	2,333
Investments accounted for using the equity method		2,269	1,719	1,762
Other investments and financial assets		740	561	571
Leased assets	(17)	326	247	1,254
Defined benefit plan assets	(26)	14	11	—
Deferred tax assets	(11)	2,454	1,860	2,104

Total Non-current assets		28,212	21,378	22,666

Inventories	(18)	11,148	8,447	7,881
Trade receivables	(19)	6,525	4,944	4,969
Receivables from financing activities	(19)	15,497	11,743	15,973
Other receivables:	(19)	3,746	2,839	3,084
Current tax receivables		1,066	808	778
Others		2,680	2,031	2,306
Accrued income and prepaid expenses	(20)	326	247	272
Current financial assets:		841	637	1,041
Current investments		41	31	31
Current securities	(21)	296	224	556
Other financial assets	(22)	504	382	454
Cash and cash equivalents	(23)	10,209	7,736	6,417

Total Current assets		48,292	36,593	39,637

Assets held for sale	(24)	438	332	151

Total Assets		76,942	58,303	62,454

Total assets adjusted for asset-backed financing transactions		65,931	49,959	51,725

Liabilities
Stockholders’ equity:	(25)	13,244	10,036	9,413
Stockholders’ equity of the Group		12,355	9,362	8,681
Minority interest		889	674	732
Provisions:		11,364	8,611	8,698
Employee benefits	(26)	4,963	3,761	3,950
Other provisions	(27)	6,401	4,850	4,748
Debt:	(28)	26,642	20,188	25,761
Asset-backed financing		11,012	8,344	10,729
Other debt		15,630	11,844	15,032
Other financial liabilities	(22)	139	105	189
Trade payables	(29)	16,632	12,603	11,777
Other payables:	(30)	6,623	5,019	4,821
Current tax payables		410	311	388
Others		6,213	4,708	4,433
Deferred tax liabilities	(11)	347	263	405
Accrued expenses and deferred income	(31)	1,543	1,169	1,280
Liabilities held for sale	(24)	408	309	110

Total Stockholders’ Equity and Liabilities		76,942	58,303	62,454

Total stockholders’ equity and liabilities adjusted for asset-backed financing transactions		65,931	49,959	51,725

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2006, 2005 and 2004

	2006	2006	2005	2004
	(in millions of
	U.S. dollars)
	(note 39)	(in millions of euros)
Cash and cash equivalents at beginning of period	8,469	6,417	5,767	6,845

Cash flows from (used in) operating activities during the period:
Net result	1,519	1,151	1,420	(1,579)
Amortization and depreciation (net of vehicles sold under buy-back commitments)	3,918	2,969	2,590	2,224
(Gains) losses on disposal of:
Tangible and intangible assets (net of vehicles sold under buy-back commitments)	42	32	(109)	(26)
Investments	(801)	(607)	(905)	(150)
Other non-cash items (a)	9	7	(547)	453
Dividends received	91	69	47	28
Change in provisions	302	229	797	(53)
Change in deferred income taxes	(34)	(26)	394	(165)
Change in items due to buy-back commitments (b)	(24)	(18)	(85)	(136)
Change in working capital	1,072	812	114	1,415

	6,094	4,618	3,716	2,011

Cash flows from (used in) investments activities:
Investments in:
Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(5,000)	(3,789)	(3,052)	(2,915)
Investments in consolidated subsidiaries	(1,229)	(931)	(39)	(151)
Other investments	(905)	(686)	(28)	(88)
Proceeds from the sale of:
Tangible and intangible assets (net of vehicles sold under buy-back commitments)	511	387	427	246
Investments in consolidated subsidiaries	62	47	46	173
Other investments	1,527	1,157	27	175
Net change in receivables from financing activities	(1,156)	(876)	(251)	1,960
Change in current securities	294	223	(159)	460
Other changes (c)	4,062	3,078	2,494	284

	(1,834)	(1,390)	(535)	144

Cash flows from (used in) financing activities:
New issuance of bonds	3,186	2,414	—	424
Repayment of bonds	(3,116)	(2,361)	(1,868)	(2,786)
Issuance of other medium-term borrowings	1,422	1,078	916	832
Repayment of other medium-term borrowings	(2,830)	(2,144)	(1,175)	(1,918)
Net change in other financial payables and other financial assets/liabilities (d)	(946)	(717)	(712)	374
Proceeds from the increase in capital stock (d)	21	16	—	16
Proceeds from the sale of treasury stock	8	6	—	—
Dividends paid	(30)	(23)	(29)	(20)

	(2,285)	(1,731)	(2,868)	(3,078)

Translation exchange differences	(228)	(173)	337	(155)

Change in cash and cash equivalents	1,747	1,324	650	(1,078)
Cash and cash equivalents at end of the period	10,216	7,741	6,417	5,767

of which: Cash and cash equivalents included as Assets held for sale	7	5	—	—

Cash and cash equivalents at end of period as reported in Consolidated financial statements	10,209	7,736	6,417	5,767

(a)	In 2005 this included, amongst other items, the unusual financial income of 858 million euros arising from the extinguishment of the Mandatory Convertible Facility, net of impairment of Property, plant and equipment and Intangible assets of 209 million euros, and impairment of financial assets of 126 million euros. In 2004, this included, amongst other items, impairment of Property, plant and equipment and Intangible assets of 317 million euros and impairment of financial assets of 260 million euros

(b)	The cash flows for the three periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in Property, plant and equipment.

(c)	The item Other changes includes for an amount of approximately 3 billion euros the reimbursement of loans extended by the Group’s centralized cash management to the financial services companies of Fiat Group Automobiles transferred to the FAFS joint venture. In 2005, this item included approximately 2 billion euros for the reimbursement of loans extended by the Group’s centralized cash management to the financial services companies sold by Iveco, and 500 million euros as part of the effects of the unwinding of the joint venture with General Motors.

(d)	In 2005, this item was net of the repayment of the Mandatory Convertible Facility of 3 billion euros and of the debt of approximately 1.8 billion euros connected with the Italenergia Bis operation, as neither of these gave rise to cash flows.
The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For The Years Ended December 31, 2006, 2005 and 2004

					Income
					(expenses)
					recognized
	Capital	Treasury	Capital	Earning	directly in	Minority
	stock	stock	reserves	reserves	equity	interest	Total
	(in millions of euros)
Balances at January 1, 2004	4,918	(32)	279	714	31	650	6,560

Cover of Fiat S.p.A. fiscal 2003 loss by Additional paid-in capital and Legal reserve	—	—	(279)	279	—	—	—
Dividends	—	—	—	—	—	(19)	(19)
Capital increase	—	—	—	—	—	16	16
Net changes in Income (expenses) recognized directly in equity	—	—	—	—	(4)	(9)	(13)
Other changes	—	6	—	26	—	(69)	(37)
Net profit (loss)	—	—	—	(1,634)	—	55	(1,579)

Balances at December 31, 2004	4,918	(26)	—	(615)	27	624	4,928

Capital increase from extinguishment of Mandatory Convertible Facility	1,459	—	682	—	—	—	2,141
Dividends	—	—	—	—	—	(29)	(29)
Changes in reserve for share based payments	—	—	—	12	—	—	12
Net changes in Income (expenses) recognized directly in equity	—	—	—	—	884	38	922
Other changes	—	(2)	—	11	—	10	19
Net result	—	—	—	1,331	—	89	1,420

Balances at December 31, 2005	6,377	(28)	682	739	911	732	9,413

Capital increase	—	—	—	—	—	16	16
Dividends	—	—	—	—	—	(23)	(23)
Changes in reserve for share based payments	—	—	—	11	—	—	11
Net changes in Income (expenses) recognized directly in equity	—	—	—	—	(385)	(30)	(415)
Other changes	—	4	—	(14)	—	(107)	(117)
Net result	—	—	—	1,065	—	86	1,151

Balances at December 31, 2006	6,377	(24)	682	1,801	526	674	10,036

The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE
For The Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(in millions of euros)
Gains (losses) recognized directly in the cash flow hedge reserve:	109	(16)	29
Gains (losses) recognized directly in the reserve for fair value measurement of available-for-sale financial assets:	46	61	46
Exchange gains (losses) on the translation of foreign operations:	(551)	921	(77)

Gains (losses) recognized directly in equity	(396)	966	(2)

Transfers from cash flow hedge reserve	(6)	(44)	(11)
Transfers from reserve for fair value measurement of available-for-sale financial assets	(12)	—	—
Transfers from reserve for the translation of foreign operations	(1)	—	—
Net result	1,151	1,420	(1,579)

Recognized income (expense)	736	2,342	(1,592)

Attributable to:
Equity holders of the parent	680	2,215	(1,638)
Minority interest	56	127	46
The accompanying notes are an integral part of the consolidated financial statements.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004
     PRINCIPAL ACTIVITIES
     Fiat S.p.A. is a corporation organized under the laws of the Republic of Italy. Fiat S.p.A. and its subsidiaries (the “Group”) operate in more than 190 countries. The Group is engaged principally in the manufacture and sale of automobiles, agricultural and construction equipment and commercial vehicles. It also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems. In addition, it is involved in certain other sectors, including publishing and communications and service operations, which represent a small portion of its activities. The head office of the Group is located in Turin, Italy.
     The consolidated financial statements are presented in euros, the Group’s functional currency.
     SIGNIFICANT ACCOUNTING POLICIES
     Basis of preparation
     The 2006 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (the “IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).
     The Fiat Group adopted IFRS on January 1, 2005 when European Union Regulation No. 1606 of July 19, 2002 came into effect. The information required by IFRS 1 – First-time Adoption of International Financial Reporting Standards on the effects of transition to IFRS was included in Note 39 to the Consolidated Financial Statements that are included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, to which reference should be made.
     The financial statements are prepared under the historical cost convention, modified as required for the valuation of certain financial instruments.
     Format of the financial statements
     The Fiat Group presents an income statement using a classification based on the function of expenses within the Group (otherwise known as the “cost of sales” method), rather than based on their nature, as this is believed to provide information that is more relevant. The format selected is that used for managing the business and for management reporting purposes and is consistent with international practice in the automotive sector.
     In an income statement in which the classification of expenses is based on their function, the result from trading operations is reported specifically as part of the Operating result and separate from the income and expense resulting from the non-recurring operations of the business, such as gains and losses on the sale of investments, restructuring costs and any other unusual income or expense that are not considered part of normal trading operations. By doing this, it is believed that the Group’s actual performance from normal trading operations may be measured in a better way, while disclosing specific details of unusual income and expenses.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The definition of unusual income and expenses adopted by the Group differs from that provided in the Consob Communication of July 28, 2006, under which unusual and abnormal transactions are those which, because of their significance or importance, the nature of the parties involved, the object of the transaction, the methods of determining the transfer price or the timing of the event (close to the year end), may give rise to doubts regarding the accuracy/completeness of the information in the financial statements, conflicts of interest, the safeguarding of an entity’s assets or the protection of minority interests.
     For the balance sheet, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. In more detail, both companies carrying out industrial activities and those carrying out financial activities are consolidated in the Group’s financial statements, including an entity performing banking activities (disposed of in 2006 as described below). The investment portfolios of financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. Financial services companies, though, obtain funds only partially from the market: the remaining are obtained from Fiat S.p.A. through the Group’s treasury companies (included in industrial companies), which lend funds both to industrial Group companies and to financial services companies as the need arises. This financial service structure within the Group means that any attempt to separate current and non-current debt in the consolidated balance sheet cannot be meaningful. Suitable disclosure on the due dates of liabilities is moreover provided in the notes.
     The Statement of Cash Flows is presented using the indirect method.
     In connection with the requirements of the Consob Resolution No. 15519 of July 27, 2006 as to the format of the financial statements, specific supplementary Income Statement and Balance Sheet formats have been added for related party transactions so as not to compromise an overall reading of the statements.
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
     Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and earnings is immaterial.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Jointly controlled entities
     Jointly controlled entities are enterprises over whose activities the Group has joint control, as defined in IAS 31 – Interests in Joint Ventures. The consolidated financial statements include the Group’s share of the earnings of jointly controlled entities using the equity method, from the date that joint control commences until the date that joint control ceases.
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
     Dividends received from these investments are included in Other income (expenses) from investments.
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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Consolidation of foreign entities
     All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.
     Goodwill and fair value adjustments arising on the acquisition of a foreign entity are recorded in the relevant functional currency of the foreign entity and are translated using the period end exchange rate.
     In the context of IFRS First-time Adoption, the cumulative translation difference arising from the consolidation of foreign operations was set at nil, as permitted by IFRS 1; gains or losses on subsequent disposal of any foreign operation only include accumulated translation differences arising after January 1, 2004.
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
     In the absence of a specific Standard or Interpretation on the matter, when the Group acquires a minority interest in controlled companies the excess of the acquisition cost over the carrying value of the assets and liabilities acquired is recognized as goodwill (the “Parent entity extension method”).
     Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
     On disposal of part or whole of a business which was previously acquired and which gave rise to the recognition of goodwill, the remaining amount of the related goodwill is included in the determination of the gain or loss on disposal.
     In the context of IFRS First-time Adoption, the Group elected not to apply IFRS 3 – Business Combinations retrospectively to the business combinations that occurred before January 1, 2004; as a consequence, goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous Italian GAAP amounts, subject to impairment testing at that date.
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
     Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the products’ estimated life, as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

N° of years
Cars	4 - 5
Trucks and buses	8
Agricultural and construction equipment	5
Engines	8 - 10
Components and production systems	3 - 5
     All other development costs are expensed as incurred.
     Intangible assets with indefinite useful lives
     Intangible assets with indefinite useful lives consist principally of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factors that limits their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.
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
     Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in the income statement.
     Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized according to the method described in the paragraph Revenue recognition if the buy-back agreement originates from the Trucks and Commercial Vehicles Sector.
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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     In particular, Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value. Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents; current securities include both available-for-sale and held for trading securities.
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
     Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.
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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     Derivative financial instruments
     Derivative financial instruments are only used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which the hedge is designated.
     All derivative financial instruments are measured in accordance with IAS 39 at fair value.
     When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:
▪	Fair value hedge – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect income statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.

▪	Cash flow hedge – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the income statement immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in stockholders’ equity and is recognized in the income statement at the same time as the related transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in stockholders’ equity is recognized in the income statement immediately.
     If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the income statement.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     Furthermore, factoring transactions may be with or without recourse to the seller; certain factoring agreements without recourse include deferred purchase price clauses (i.e. the payment of a minority portion of the purchase price is conditional upon the full collection of the receivables), require a first loss guarantee of the seller up to a limited amount or imply a continuing significant exposure to the receivables cash flow. These kinds of transactions do not meet IAS 39 requirements for assets derecognition, since the risks and rewards have not been substantially transferred.
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
     Inventory
     Inventories of raw materials, semi finished products and finished goods are stated at the lower of cost and net realizable value, cost being determined on a first in-first-out (FIFO) basis. The measurement of inventories includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.
     The measurement of work in progress is based on the stage of completion. These items are presented net of progress billings received from customers. Any losses on such contracts are fully recorded in the income statement when they become known.
     Assets held for sale
     Assets held for sale include non-current assets (or assets included in disposal groups) whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets held for sale are measured at the lower of their carrying amount and fair value less disposal costs.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Employee benefits
     Pension plans
     Employees of the Group participate in several defined benefit and/or defined contribution pension plans in accordance with local conditions and practices in the countries in which the Group operates. Defined benefit pension plans are based on the employees’ years of service and the remuneration earned by the employee during a pre-determined period.
     The Group’s obligation to fund defined benefit pension plans and the annual cost recognized in the income statement is determined on an actuarial basis using the projected unit credit method. The portion of net cumulative actuarial gains and losses which exceeds the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at the end of the previous year is amortized over the average remaining service lives of the employees (the “corridor approach”). In the context of IFRS First-time Adoption, the Group elected to recognize all cumulative actuarial gains and losses that existed at January 1, 2004, even though it has decided to use the corridor approach for subsequent actuarial gains and losses. Past service costs are recognized on a straight-line basis over the average period remaining until the benefits become vested. The expense related to the reversal of discounting pension obligations for defined benefit plans are reported separately as part of the Group’s financial expense. All other costs relating to allocations to pension provisions are allocated to costs by function in the income statement.
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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     Revenue recognition
     Revenue is recognized if it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue can be measured reliably. Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. The Group’s incentive programs include the granting of retail financing at significant discount to market interest rates. The corresponding cost is recognized at the time of the initial sale.
     Revenues from the sale of products are recognized when the risks and rewards of ownership of the goods are transferred to the customer, the sales price is agreed or determinable and receipt of payment can be assumed: this corresponds generally to the date when the vehicles are made available to non-group dealers, or the delivery date in the case of direct sales. New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating leases when it is probable that the vehicle will be bought back. More specifically, vehicles sold with a buy-back commitment are accounted for as assets in Inventory if the sale originates from the Fiat Group Automobiles business (agreements with normally a short-term buy-back commitment); and are accounted for in Property, plant and equipment, if the sale originates from the Commercial Vehicles business (agreements with normally a long-term buy-back commitment). The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period, is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment (liability). The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease.
     Revenues from services and from construction contracts are recognized by reference to the stage of completion (the percentage of completion method).
     Revenues also include lease rentals and interest income from financial services companies.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Cost of sales
     Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries and agency fees in the case of direct sales.
     Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer. Revenues from the sale of extended warranties and maintenance contracts are recognized over the period during which the service is provided.
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
     Government grants
     Government grants are recognized in the financial statements when there is reasonable assurance that the Group company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate.
     Taxes
     Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in the income statement except to the extent that they relate to items directly charged or credited to equity, in which case the related income tax effect is recognized in equity. Provisions for income taxes that could arise on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Other taxes not based on income, such as property taxes and capital taxes, are included in operating expenses. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying values in the consolidated financial statements, except for those arising from non tax-deductible goodwill and for those related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the periods in which temporary differences will be reversed.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Dividends
     Dividends payable are reported as a movement in equity in the period in which they are approved by stockholders.
     Earnings per share
     Basic earnings per share are calculated by dividing the Group’s net profit attributable to the various classes of shares by the weighted average number of shares outstanding during the year. For diluted earnings per share, the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Group net result is also adjusted to reflect the net after-tax impact of conversion.
     Use of estimates
     The preparation of financial statements and related disclosures that conform to IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
     The following are the critical judgments and the key assumptions concerning the future, that management has made in the process of applying the Group accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
     Allowance for doubtful accounts
     The allowance for doubtful accounts reflects management estimate of losses inherent in wholesale and retail credit portfolio. The Group reserves for the expected credit losses based on past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions.
     Recoverability of non-current assets (including goodwill)
     Non-current assets include property, plant and equipment, investment property, intangible assets (including goodwill), investments and other financial assets. Management reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. Management performs this review using estimates of future cash flows from the use or disposal of the asset and suitable discount rate in order to calculate present value. If the carrying amount of a non-current asset is considered impaired, the Group records an impairment charge for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to its most recent corporate plans.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment
     The Group reports assets rented or leased to customers under operating leases as tangible assets. Furthermore, new vehicle “sales” with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating leases if it is probable that the vehicle will be bought back. The Group recognizes income from such operating leases over the term of the lease. Depreciation expense for assets subject to operating leases is recognized on a straight-line basis over the term of the lease in amounts necessary to reduce the cost of the assets to its estimated residual value at the end of the lease term. The estimated residual value of the leased assets is calculated at the lease inception date on the basis of published industry information and historical experience.
     Realization of the residual values is dependent on the Group’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases.
     Sales allowance
     At the later time of sale or the time an incentive is announced to dealers, the Fiat Group records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. There may be numerous types of incentives available at any particular time. The determination of sales allowances requires management estimates based on different factors.
     Product warranties
     The Group makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty claims, but it has also extended contractual warranty periods for certain classes of vehicles.
     Pension and other post-retirement benefits
     Group companies sponsor pension and other post-retirement benefits in various countries. In the US, the United Kingdom, Germany and Italy, the Group has major defined benefit plans. Management uses several statistical and judgmental factors that attempt to anticipate future events in calculating the expense, the liability and the assets related to these plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, as well as subjective factors such as withdrawal and mortality rates in making relevant estimates.
     Realization of deferred tax assets arising from tax loss carryforwards
     As of December 31, 2006, the Group had gross deferred tax assets arising from tax loss carryforwards of 5,701 million euros and valuation allowances against these assets of 4,551 million euros. The corresponding totals at December 31, 2005 were 5,011 million euros and 4,046 million euros, respectively. Management has recorded these valuation allowances to reduce deferred tax assets to the amount that it believes it is probable will be recovered.
     Contingent liabilities
     The Group is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against the Group often raise difficult and complex factual and legal issues, which are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and certain other experts on matter related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.
     Accounting principles adopted from January 1, 2006
     In December 2004 IFRIC released the interpretation IFRIC 4 – Determining whether an arrangement contains a Lease in order to give guidance on determining whether arrangements that do not take the legal form of a lease should be accounted for in accordance with IAS 17 – Leases. In particular, the interpretation specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. The Group adopted this interpretation as of January 1, 2006; no significant effects arose from the adoption of this interpretation.
     In April 2005, the IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements – provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognized directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated income statement.
     In June 2005, the IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss (the fair value option). The revisions limit the use of the option to those financial instruments that meet certain conditions. Those conditions are that:
▪	the fair value option designation eliminates or significantly reduces an accounting mismatch;

▪	a group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; and

▪	an instrument contains an embedded derivative that meets particular conditions.
     The Group adopted these amendments to IAS 39 as of January 1, 2006. This adoption had no material impact on the Stockholders’ equity and net result for the period.
     In August 2005, the IASB issued amended requirements for financial guarantee contracts, in the form of limited amendments to IAS 39 and IFRS 4. The amendments require that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet, measured as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
▪	initially at fair value;

▪	subsequently at the higher of (i) the best estimate of the expenditure required to settle the present obligation at the balance sheet date in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with IAS 18 — Revenue.
     In limited cases the Fiat Group provides guarantees to third parties, mostly on behalf of associates and joint ventures in which the Group participates, receiving in exchange a commission for this service. No significant effects arose on applying the amendment.
     In August 2005, the IASB issued IFRS 7 – Financial Instruments: Disclosures and a complementary amendment to IAS 1 – Presentation of Financial Statements – Capital Disclosures. IFRS 7 requires disclosures about the significance of financial instruments for an entity’s financial position and performance. These disclosures incorporate many of the requirements previously in IAS 32 – Financial Instruments: Disclosure and Presentation. IFRS 7 also requires information about the extent to which the entity is exposed to risks arising from financial instruments, and a description of management’s objectives, policies and processes for managing those risks. The amendment to IAS 1 introduces requirements for disclosures about an entity’s capital.
     IFRS 7 and the amendment to IAS 1 are effective for annual periods beginning on or after January 1, 2007. The Fiat Group early adopted IFRS 7 for the annual period beginning January 1, 2005.
     On November 2, 2006, the IFRIC issued an interpretation, the IFRIC 11 – IFRS 2 – Group and Treasury Share Transactions. This interpretation establishes that share based payment arrangements in which an entity receives services as consideration for its own equity instruments must be accounted for as equity-settled. IFRIC Interpretation 11 is effective as of January 1, 2008. The adoption of this interpretation would have had no effects on Consolidated financial statements as of January 1, 2006.
     New accounting principles
     On March 3, 2006, the IFRIC issued interpretation IFRIC 9 – Reassessment of Embedded Derivatives, which requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. This interpretation became effective for the Group on January 1, 2007. No significant impact arose on its adoption.
     On November 30, 2006, the IASB issued the IFRS 8 – Operating Segments that will become effective for the Group on January 1, 2009 and which will replace IAS 14 – Segment Reporting from that date. The new standard requires the information provided in segment reporting to be based upon the components of the entity that management uses to make decisions about operational matters. The standard requires these operating segments to be identified on the basis of internal reports that are regularly reviewed by an entity’s management in order to allocate resources to the segment and assess its performance. The Group is currently assessing any impact that the adoption of this new standard may have on the financial statements.
     The following standards and interpretations have also been issued in 2006 but are not applicable to the Fiat Group:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
▪	IFRIC 8 – Scope of IFRS 2 (effective from January 1, 2007);

▪	IFRIC 12 – Service Concession Arrangements (effective from January 1, 2008).
     RISK MANAGEMENT
     Credit risk
     The Group’s credit concentration risk differs in relation to the activities carried out by the individual sectors and various sales markets in which the Group operates; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market for the Fiat Group Automobiles and Commercial Vehicles Sectors, and in North America for the Agricultural and Construction Equipment Sector.
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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
▪	the interest rate risk on fixed rate loans and borrowings.
     The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.
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
     SCOPE OF CONSOLIDATION
     The consolidated financial statements of the Group as of December 31, 2006 include Fiat S.p.A. and 419 consolidated subsidiaries in which Fiat S.p.A., directly or indirectly, has a majority of the voting rights, over which it exercises control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies.
     The total number of consolidated subsidiaries at December 31, 2006 decreased by 38 compared with that at December 31, 2005.
     Excluded from consolidation are 81 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 44 such subsidiaries are accounted for using the cost method; and represent 0.1 percent of Group revenues, 0.0 percent of stockholders’ equity and 0.1 percent of total assets.
     Interests in jointly controlled entities (64 companies, including 37 entities of Fiat Group Automobiles Financial Services group) are accounted for using the equity method, except for one investment accounted for using proportionate consolidation, although the amounts involved in this case are not significant. The combined balances of the Group’s share in the principal balance sheet items of joint ventures accounted for using the equity method are as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31,
	2006	2005
	(in millions of euros)
Non-current assets	1,992	1,064
Current assets	8,777	1,413
Total assets	10,769	2,477
Debt	7,781	710
Other liabilities	1,687	1,062
     There is a significant increase in these balances at December 31, 2006 due to the inclusion at that date of the balances of the Fiat Group Automobiles Financial Services group (the “FAFS” group), a joint venture created at the end of 2006 with Sofinco (belonging to the Crédit Agricole group), as described further in the notes. This operation led to the derecognition of the assets and liabilities held by entities previously controlled by the Fiat Group and transferred to the joint venture as of December 28, 2006. In particular, Non-current assets have increased mainly as a consequence of the inclusion of the leased assets of renting companies belonging to FAFS, while Current assets have increased as a consequence of the inclusion of the receivables from the financing activities of the financial services companies; the item Debt has increased significantly due to the inclusion of the debt of those financial services companies.
     The following summary income statement excludes the results of the operations of the FAFS group, as the joint venture was established at the end of 2006. Prior to the joint venture, on this date, the entities were consolidated on a line-by-line basis for companies still belonging to the Fiat Group, and where accounted for using the equity method for associated companies belonging to the Fidis Retail Italia group. After the joint venture was formed, all entities are accounted for using the equity method.
     The combined balances of the Group’s share in the principal income statement items of jointly controlled entities accounted for using the equity method are as follows:

	2006	2005
	(in millions of euros)
Net revenues	4,000	3,464
Trading profit	110	59
Operating result	93	59
Result before taxes	87	56
Net result	50	34
     Twenty-nine associates are accounted for using the equity method, while 31 associates, that in aggregate are of minor importance, and are stated at cost. The main aggregate amounts related to the Fiat Group interests in associates are as follows:

	At December 31,
	2006	2005
	(in millions of euros)
Total assets	2,680	7,482
Total liabilities	2,167	6,432

	2006	2005
	(in millions of euros)
Net revenues	1,145	1,280
Net result	78	71
     The following acquisitions were made in 2006 and mainly relate to the purchase of minority interests in companies in which the Group already held control:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
▪	On March 23, 2006, Fiat’s privileged “Series A” shares in CNH Global N.V. were converted into 100 million new ordinary shares of CNH Global N.V.; as a result, the Group increased its holding from 84% to 90%. This operation did not lead to significant effect in the Group’s consolidated financial statements.

▪	During the second quarter of 2006 Ferrari S.p.A. increased its capital stock by the issue of 104,000 new shares, for use in connection with its stock option plans. Fiat S.p.A. subsequently acquired 93,600 of these newly-issued shares, increasing its interest in the company to 56.4%.

▪	On September 29, 2006, Fiat exercised its call option on 28.6% of the shares of Ferrari S.p.A., taking its holding from 56.4% to 85%. Fiat has a call option on a further 5% of Ferrari shares, currently held by the Arab fund Mubadala Development Company after the Fund had acquired 5,200 Ferrari newly-issued shares from Fiat. The call option may be exercised between January 1, 2008 and July 31, 2008.

▪	On October 17, 2006, Ferrari acquired a 90% share in Ferrari Financial Services AG.
     The following divestitures of subsidiaries were made in 2006:
▪	The procedure for the sale of the subsidiary Atlanet S.p.A. to the British Telecom group was for the most part finalized in the first quarter of 2006 on receiving the approval of the Guarantor Authority for Competition and the Market; the transaction was finally concluded with the sale of the Polish and Brazilian businesses in the second half of 2006.

▪	Fiat sold its investment in Sestrieres S.p.A. to Via Lattea S.p.A. on June 29, 2006.

▪	On August 30, 2006, Teksid S.p.A sold its holding in Société Bretonne de Fonderie et Mecanique (“SBFM”).

▪	On August 31, 2006, Fiat sold its holding in Banca Unione di Credito (B.U.C.) to BSI (a company of the Generali Group).

▪	On November 10, 2006, the subsidiary Comau Pico sold its Autodie business to Mbtech Stuttgart.

▪	In October 2006, Fiat Group Automobiles and Crédit Agricole entered into an agreement for the formation of a 50/50 joint venture, Fiat Group Automobiles Financial Services (“FAFS”), which now carries out the sector’s main financing activities in Europe (primarily retail auto financing, but also dealer financing and long-term car rental and fleet management). In December 2006, in order to fulfill its contractual obligations under the agreement with Crédit Agricole, Fiat Group Automobiles exercised, for 479 million euros, a pre-existing call option on the 51% interest in Fidis Retail Italia it did not own. Fidis Retail Italia, which was controlled by Synesis Finanziaria and therefore not consolidated by the Group, had been established in 2003 as part of the reorganization of the Group’s European retail financing activities. Immediately upon the exercise of the call option in December 2006, a number of events occurred essentially simultaneously: Fidis Retail Italia changed its corporate name to FAFS; the sector transferred to FAFS its European dealer financing and rental subsidiaries (whose operations were significantly smaller than those of Fidis Retail Italia); and Fiat Group Automobiles sold for 940 million euros (subject to usual price adjustment clauses) a 50% controlling interest in FAFS to Sofinco, the wholly owned consumer credit subsidiary of Crédit Agricole. At no time did the Group exercise sole control over FAFS, and FAFS is not consolidated by the Group, but rather accounted for under the equity method, in accordance with IFRS. For the Fiat Group these series of transactions resulted in a capital gain of 463 million euros and an increase in cash of more than 3 billion euros (including the repayment of debt owed to the Group by the financing subsidiaries that were transferred to FAFS).
     The effect on the Group’s assets and liabilities of the mentioned acquisitions and divestitures of businesses are described in Note 36.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     In addition, the Group entered certain agreements during the year that led to the need to reclassify the businesses concerned as Assets and Liabilities held for sale. In particular:
▪	The Fiat Group and Norsk Hydro reached an agreement on December 6, 2006, for the sale of their interests in Meridian Technologies Inc., 51% and 49% respectively, to a consortium of investors headed by the Swiss holding company Estatia AG. The total value of the transaction, subject to usual price adjustment conditions, is worth approximately 200 million Canadian dollars. At December 31, 2006, the transaction was subject to the authorizations from authorities (received in 2007) and to the closing of the financing to the purchaser from financial institutions (occurred in 2007).

▪	On December 14, 2006, Fiat Group Automobiles and Tata Motors reached an agreement for the establishment of an industrial joint venture located at the Fiat plant at Ranjangaon, in India.

▪	Fiat has reached on December 15, 2006, an agreement with Pirelli Re Facility management for the sale of the subsidiary Ingest Facility S.p.A. The sale was completed in 2007 upon the receiving of antitrust authorization and was carried out on the basis of a total value of approximately 50 million euros subject to usual price adjustments clauses.
     OTHER INFORMATION
     Certain reclassifications have been made to the balance sheet reported in the published consolidated financial statements at December 31, 2005 in arriving at that presented in these financial statements as comparative figures. These reclassifications have no effect on the net result or stockholder’s equity. In particular:
▪	Certain debt amounting to 519 million euros and previously classified in the balance sheet at December 31, 2005 as Other debt has been reclassified to Asset-backed financing in the comparative balance sheet presented in these financial statements, as it substantially relates to the securitization of receivables. This reclassification does not, however, alter the total amount presented as Debt at that date.

▪	Following a detailed analysis of the composition of its balance sheet provisions, the Group has reclassified certain pension funds previously included as Other provisions. This resulted in a reclassification of a net liability balance of 31 million euros at December 31, 2005, of which 133 million euros relates to the present value of the obligation and 102 million euros to the fair value of the plan assets (the corresponding figures at January 1, 2005 were 120 million euros and 86 million euros respectively).
     Note 35 provides information on transactions between Group companies and related parties. Information on significant events which have occurred since the balance sheet date are provided in Note 41.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (1) Net revenues
     Net revenues can be analyzed as follows:

	2006	2005	2004
	(in millions of euros)
Revenues from:
Sales of goods	46,105	41,013	39,755
Rendering of services	2,827	2,346	2,895
Contract revenues	917	1,285	1,245
Rents on operating leases	519	397	406
Rents on assets sold with a buy-back commitment	311	323	289
Interest income from customers and other financial income of financial services companies	1,077	1,088	1,018
Other	76	92	29

Total Net revenues	51,832	46,544	45,637

     (2) Cost of sales
     Cost of sales comprises the following:

	2006	2005	2004
	(in millions of euros)
Cost of sales attributable to the industrial business	42,991	38,898	38,363
Interest cost and other financial charges from financial services companies	897	726	758

Total Cost of sales	43,888	39,624	39,121

     (3) Selling, general and administrative costs
     Selling costs amount to 2,627 million euros in 2006 (2,533 million euros in 2005) and comprise mainly marketing, advertising and sales personnel costs.
     General and administrative costs amount to 2,070 million euros in 2006 (1,980 million euros in 2005) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.
     (4) Research and development costs
     In 2006, Research and development costs of 1,401 million euros (1,364 million euros in 2005) comprise all research and development costs not recognized as assets amounting to 785 million euros (902 million euros in 2005) and the amortization of capitalized development costs of 616 million euros (462 million euros in 2005). During the period the Group incurred new expenditure for capitalized development costs of 813 million euros (656 million euros in 2005).

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     The detail of Other income (expenses) is as follows:

	2006	2005	2004
	(in millions of euros)
Other income:
Gains on disposal of Property, plant and equipment	95	166	66
Amortization of deferred government investment grants	68	64	63
Government revenue grants	38	58	53
Royalties and other income from licenses and know-how	20	55	44
Rental income	42	40	47
Recovery of expenses and compensation for damages	64	145	69
Release of excess provisions	130	177	104
Prior period income	272	294	352
Other income	256	362	688

Total Other income	985	1,361	1,486

Other expenses:
Indirect taxes	112	106	117
Losses on disposal of Property, plant and equipment	32	35	20
Impairment of assets	7	29	336
Post-employment benefits for retired former employees	5	63	58
Charges for other provisions	282	533	450
Prior period expenses	184	186	220
Other expenses	258	452	700

Total Other expenses	880	1,404	1,901

Other income (expenses)	105	(43)	(415)

     In 2005, the item Release of excess provisions included an amount arising in the Agricultural and Construction Equipment Sector from a structural reduction in period welfare costs in North America, resulting in the release to income of 83 million euros previously provided. The Sector released to income a further 25 million euros in 2006 for the same reason.
     In 2004, the item Impairment of assets included an amount of 190 million euros for the write down of plant and machinery in the Fiat Group Automobiles, Iveco, Maserati and Teksid Sectors, and the write-down of goodwill in CNH by 121 million euros following a reassessment of the purchase accounting regarding the Case acquisition, which relates to accumulated tax losses which became recoverable, with the corresponding counter-entry recognized in deferred tax assets for the same amount.
     (6) Gains (losses) on the disposal of investments
     This item, amounting to 607 million euros in 2006, includes the gains realized upon the creation of the FAFS joint-venture (463 million euros) as well as the gains on the sale of Banca Unione Credito — B.U.C. (80 million euros), Immobiliare Novoli S.p.A. (39 million euros), Machen Iveco Holding Sa, which held about 51% shareholding in Ashok Leyland Ltd (23 million euros), Atlanet S.p.A. (22 million euros) and the residual interest in IPI S.p.A. (9 million euros). The item

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
also includes an amount of 29 million euros for the expected loss (mainly allocated to the goodwill impairment loss, as described in Note 13) on the disposal of Meridian Technologies Inc.; at December 31, 2006, this sale was still subject to the closing of the financing to the purchaser from financial institutions; the sale was completed on March 2, 2007.
     The majority of the balance of 905 million euros in 2005 consisted of the net gain of 878 million euros arising from the sale to EDF of the investment held by Fiat in Italenergia Bis S.p.A. In particular, as a consequence of the notification received from EDF of its intention to withdraw its arbitration claim, Fiat sold its holding of 24.6% of the capital stock of Italenergia Bis S.p.A. to EDF on September 9, 2005 at a price of 1,147 million euros. On the same date, the Citigroup loan granted in September 2002 for the same amount was reimbursed, and the banks that had acquired 14% of Italenergia Bis from Fiat in 2002, signing simultaneous agreements for a series of put and call options, sold their stake to EDF, with the result that any possibility for Fiat to be required to repurchase the 14% holding was eliminated (a possibility that led to the derecognition in the IFRS financial statements of the sale of the 14% carried out in 2002 and the recognition of a liability of approximately 600 million euros to the banks who acquired that holding). As a result of these transactions, Group net debt decreased by approximately 1.8 billion euros.
     The 2005 balance also included a gain of 23 million euros on the disposal of Palazzo Grassi S.p.A.
     (7) Restructuring costs
     The restructuring costs of 450 million euros in 2006 were incurred mainly by Comau (179 million euros), CNH (145 million euros), Fiat Powertrain Technologies (60 million euros), Magneti Marelli (16 million euros), and Business Solutions (12 million euros). In this respect it is recalled that an intense reshaping and restructuring process was started in Comau during the third quarter of 2006 in response to the Sector’s negative performance and declining order backlog.
     Restructuring costs in 2005 amounted to 502 million and were incurred by Fiat Group Automobiles for 162 million euros, mostly in relation to the restructuring of the Sector’s central organizations and certain foreign operations, as well as the activities of Fiat-GM Powertrain; by Iveco for 99 million euros, essentially due to a reorganization process of the entire Sector and in particular of its staff structure; by CNH for 87 million euros, regarding the reorganization in progress of its activities and the restructuring of certain of its foreign operations; and by Comau for 46 million euros, Magneti Marelli for 33 million euros Business Solutions for 22 million euros; in addition to this there were minor amounts pertaining to other Group Sectors.
     (8) Other unusual income (expenses)
     Other unusual income (expenses) in 2006 consists of net expenses of 47 million euros. Included in this item, amongst other things, is the impairment of goodwill of 26 million euros relating to certain of Comau’s European operations, which results from the redefinition and restructuring of the perimeters of that Sector’s operations, and expenses of 17 million euros arising from the reorganization and streamlining of relationships with the Group’s suppliers.
     Other unusual income (expenses) amounted to 812 million euros in 2005 and comprised the gain for the settlement of the Master Agreement with General Motors for 1,134 million euros (net of related expenses). Fiat held a put option to sell its interest in Fiat Group Automobiles to General Motors (“GM”) as part of the parties’ Master Agreement, which had been entered into in 2000. On February 13, 2005, Fiat and GM reached a settlement agreement terminating the Master Agreement (including the put option) and settling certain disputes between the parties, in which GM agreed to pay Fiat approximately US$ 2.0 billion (the equivalent of €1.56 billion), to return to Fiat its 10% equity interest in Fiat Group Automobiles, to unwind all joint ventures (except for one joint venture in

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
Poland) and to acquire from Fiat a co-ownership right in the JTD engine technology developed by Fiat.
     The return to Fiat of GM’s 10% equity interest in Fiat Group Automobiles in accordance with the termination agreement did not result in additional attributed value, as this interest had a book value equal to zero in the Company’s consolidated financial statements. Fiat’s receipt of €1.56 billion in cash related to the following items, as defined in the termination agreement with General Motors. We provide more detail with respect to our accounting for each of the two largest items in the notes below the table:

Amount
(in millions of euros)
Consideration for the settlement of the disputes, including cancellation of the put option (a)	1,134
Balancing payment on joint ventures dissolution (b)	381
Other payments on the sale of specific assets (c)	45

Total cash-in	1,560

(a)	This consideration resulted in a gain of €1,134 million, net of related expenses (mainly legal expenses) of €1 million. Fiat had no further obligation as a result of the negotiated cancellation of the put option and settlement of the parties’ disputes. Fiat had no other significant form of continuing involvement with General Motors after the settlement.

(b)	Fiat and General Motors had formed the Fiat-GM Powertrain joint venture through the respective contribution of certain businesses. As part of the agreement to liquidate the joint venture, Fiat and General Motors agreed that each the businesses the parties had contributed would be returned to their respective original owner. The termination agreement also provided that each of the two former partners should receive businesses of equal net asset value, with any differences in the respective net asset values of the two groups of businesses settled by a balancing payment from one party to the other. Consequently, the liquidation of the Fiat-GM Powertrain joint venture had no impact on Fiat’s income or net equity.

(c)	This amount primarily represents the payment made by GM in order to acquire its co-ownership rights in intellectual property underlying the JTD engine technology. Most of this technology had been developed by Fiat Group Automobiles on its own prior to the signing of the 2000 Master Agreement and the formation of the Fiat-GM Powertrain joint venture. During the life of the joint venture, although Fiat and GM had shared final development costs, intellectual property right belonged exclusively to Fiat Group Automobiles. Fiat recognized this part of the settlement amount in income, as Fiat Group Automobiles was not going to incur any additional subsequent costs/gains, or have any other obligation as a result of the co-ownership of the JTD intellectual property rights, given that these relates to older technology that is no longer used by Fiat Group Automobiles in its new models.
     In 2005, the item Other unusual income (expenses)also included a gain of 117 million euros realized on the final disposal of the real estate properties that had been securitized in 1998; additional costs connected with the process of reorganization and streamlining of relationships with Group suppliers, initiated in 2004, and with Fiat Group Automobiles dealers, for a total of 187 million euros; costs of 141 million euros incurred by Fiat Group Automobiles, as a consequence of the rationalization process of the platforms and the reallocation of production; costs of 71 million euros for an indemnity to Global Value S.p.A. for unwinding the joint venture with IBM; 30 million euros from indemnities paid to settle contractual guarantees granted on the sale of businesses in previous years and other minor items.
     (9) Financial income (expenses) and unusual financial income
     (i) Financial income (expenses)
     In addition to the items included in the specific lines of the income statement, Net financial income (expenses) also includes the income from financial services companies included in Net revenues for 1,077 million euros (1,088 million euros in 2005) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for 897 million euros (726 million euros in 2005).
     Reconciliation to the income statement is provided at the foot of the following table.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	2006	2005	2004
	(in millions of euros)
Financial income
Interest earned and other financial income	295	258	367
Interest income from customers and other financial income of financial services companies	1,077	1,088	913
Gains on disposal of securities	7	10	—

Total Financial income	1,379	1,356	1,280

of which:
Financial income, excluding financial services companies	302	268	262

Interest and other financial expenses
Interest expense and other financial expenses	1,616	1,695	1,730
Write-downs of financial assets	115	126	262
Losses on disposal of securities	2	2	—
Interest costs on employee benefits	166	146	127

Total Interest and other financial expenses (a)	1,899	1,969	2,119

Net income (expenses) from derivative financial instruments and exchange differences (b)	124	132	(80)

of which of (a-b):
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies	878	1,111	1,441

Net financial income (expenses) excluding financial services companies	(576)	(843)	(1,179)

     Net financial expenses in 2006 (excluding financial services companies) totaled 576 million euros, decreasing from the 843 million euros in 2005. The improvement over 2005 is a consequence of the lower level of debt in the Group’s Industrial Activities (amongst other things, as a result of the conversion of the Mandatory Convertible Facility and the completion of the Italenergia Bis operation, both of which took place in the third quarter of 2005), and net financial income of 71 million euros arising from the equity swaps on Fiat shares, set up to support stock option plans (further details of this are provided in Note 22).
     Interest earned and other financial income may be analyzed as follows:

	2006	2005	2004
	(in millions of euros)
Interest income from banks	106	41	47
Interest income from securities	17	25	40
Commissions	2	2	49
Other interest earned and financial income	170	190	231

Total Interest earned and other financial income	295	258	367

     Interest and other financial expenses may be analyzed as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	2006	2005	2004
	(in millions of euros)
Interest expenses on bonds	528	524	587
Bank interest expenses	307	397	450
Interest expenses on trade payables	10	11	27
Other interest and financial expenses	771	763	666

Total Interest and other financial expenses	1,616	1,695	1,730

     (ii) Unusual financial income
     In 2005, the item Unusual financial income consisted of income amounting to 858 million euros arising from the increase of capital stock on September 20, 2005 and the simultaneous extinguishment of the Mandatory Convertible Facility (see Notes 25 and 28). In particular, this income corresponded to the difference between the subscription price of 10.28 euros per share and the market value of 7.337 euros per share at the subscription date, net of associated costs. This operation led to an increase in capital stock of 1,459 million euros and in other equity reserves of 682 million euros.
     (10) Result from investments
     This item includes the Group’s interest in the net result of the companies accounted for using the equity method, the write-downs connected with the loss in value of financial assets and any reinstatement of value, the write-downs of equity investments classified as held for sale, accruals to provisions against equity investments, income and expense arising from the adjustment to fair value of investments in other entities held for trading, and dividend income. In particular, in 2006 there was a profit of 125 million euros representing the net result of companies accounted for using the equity method (profit of 115 million euros in 2005).
     The net result from investments in 2006 amounts to 156 million euros (34 million euros in 2005) and includes (amounts in millions of euros): Fiat Group Automobiles Sector companies 38 (57 in 2005), entities of Agricultural and Construction Equipment Sector companies 46 (39 in 2005), Iveco companies 31 (-51 in 2005) and other companies 41 (-11 in 2005).
     (11) Income taxes
     Income taxes consist of the following:

	2006	2005	2004
	(in millions of euros)
Curent taxes:
IRAP	149	116	122
Other taxes	346	184	217

Total Current taxes	495	300	339
Deferred taxes for the period	(61)	425	(389)
Taxes relating to prior periods	56	119	—

Total Income taxes	490	844	(50)

     In 2006, the decrease in the charge for income taxes reflects:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
▪	the reduced effect arising from the realization of deferred tax assets;

▪	a decrease in the level of taxes relating to prior periods;

▪	an increase in current taxes arising from the increase in operating results.
     Deferred tax income of 61 million euros (net expense of 425 million euros in 2005) is the net effect of the recognition of deferred tax during the year and the realization of deferred tax assets recognized in prior years. Taxes relating to prior periods include the cost of finalizing certain disputes with foreign tax authorities.
     The effective tax rate for 2006 (excluding IRAP) was 21% (which represents a considerable decrease over the corresponding rate of 32% in 2005) and is the result of an increased utilization of prior year tax losses and temporary differences for which no deferred tax assets had been recognized in prior years.
     The reconciliation between the tax charges recorded in the consolidated financial statements and the theoretical tax charge, calculated on the basis of the theoretical tax rate in effect in Italy, is the following:

	2006	2005	2004
	(in millions of euros)
Theoretical income taxes	542	747	(538)
Tax effect of permanent differences	(2)	(452)	3
Taxes relating to prior years	56	119	—
Effect of difference between foreign tax rates and the theoretical Italian tax rate	(29)	(3)	5
Effect of unrecognized deferred tax assets	(189)	504	459
Use of tax losses for which deferred tax assets had not been recognized	(50)	(83)	(128)
Other differences	13	(104)	21

Current and deferred income tax recognized in the financial statements, excluding IRAP	341	728	(178)
IRAP	149	116	128

Income taxes recorded in financial statements (current and deferred income taxes)	490	844	(50)

     In order to render the reconciliation between income taxes recorded in the financial statements and theoretical income taxes more meaningful, the IRAP tax is not taken into consideration. Since the IRAP tax has a taxable basis that is different from income before taxes, it generates distortions between one year and another. Accordingly, theoretical income taxes are determined by applying only the tax rate in effect in Italy (IRES equal to 33% in 2006 and in 2005) to income before taxes.
     Permanent differences in the above reconciliation include the tax effect of non-taxable income of 206 million euros in 2006 (677 million euros in 2005) and of non-deductible costs of 204 million euros in 2006 (225 million euros in 2005). In particular, in 2005 the tax effect of permanent differences arose principally from the theoretical tax effect of 283 million euros on the unusual financial income relating to the Mandatory Convertible Facility (gross 858 million euros) and that of 290 million euros arising from the sale of Italenergia Bis S.p.A. (gross 878 million euros).
     The reconciliation includes a positive effect of 189 million euros resulting from the recognition of net deferred tax assets not recognized in prior years (the effect of this was negative in 2005 as the deferred tax assets originating during the year were not recognized).
     In 2006, Other differences included unrecoverable withholding tax for 20 million euros (21 million euros in 2005).
     Net deferred tax assets at December 31, 2006 consist of deferred tax assets, net of deferred tax liabilities, which have been offset where possible by the individual consolidated companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31,
	2006	2005	Change
	(in millions of euros)
Deferred tax assets	1,860	2,104	(244)
Deferred tax liabilities	(263)	(405)	142

Net deferred tax assets	1,597	1,699	(102)

     The reduction in net deferred tax assets, as analyzed in the following table, is mainly due to:
▪	negative exchange differences and other changes amounting to 105 million euros;

▪	the corresponding tax effect of items recorded directly in equity amounting to 35 million euros;

▪	changes in the scope of consolidation due to the sale of a subsidiary (B.U.C.) and to the deconsolidation of the Fiat Group Automobiles Sector financial subsidiaries which were transferred to the FAFS joint venture for 23 million euros.
     These components of the reduction were partly offset by the recognition of deferred tax assets, net of the realization of deferred tax assets recognized in prior years.
     Deferred tax assets and deferred tax liabilities may be analyzed by source as follows:

					Translation
		Recognized		Changes in the	differences
	At December	in income	Charged	scope of	and other	At December
	31, 2005	statement	to equity	consolidation	changes	31, 2006
	(in millions of euros)
Deferred tax assets arising from:
Taxed provisions	1,396	126	—	(1)	(32)	1,489
Inventories	223	—	—	—	(3)	220
Taxed allowances for doubtful accounts	142	39	—	(2)	(7)	172
Employee benefits	675	(15)	—	(2)	(47)	611
Write-downs of financial assets	1,073	(602)	—	(2)	(3)	466
Measurement of derivative financial instruments	22	124	(20)	—	(6)	120
Other	1,099	(320)	—	(12)	(21)	746

Total Deferred tax assets	4,630	(648)	(20)	(19)	(119)	3,824
Deferred tax liabilities arising from:
Accelerated depreciation	(533)	8	—	20	17	(488)
Deferred tax on gains	(83)	71	—	—	(2)	(14)
Capital investment grants	(27)	10	—	—	—	(17)
Employee benefits	(24)	(8)	—	1	—	(31)
Capitalization of development costs	(822)	(89)	—	—	5	(906)
Other	(1,011)	(125)	(15)	6	45	(1,100)

Total Deferred tax liabilities	(2,500)	(133)	(15)	27	65	(2,556)
Theoretical tax benefit arising from tax loss carryforwards	5,011	804	—	(72)	(42)	5,701
Adjustments for assets whose recoverability is not probable	(5,442)	38	—	41	(9)	(5,372)

Total Deferred tax assets, net of Deferred tax liabilities	1,699	61	(35)	(23)	(105)	1,597

     The decision to recognize deferred tax assets is taken by each company in the Group by assessing critically whether the conditions exist for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences (3,824 million euros at December 31, 2006 and 4,630 million euros at December 31, 2005) and tax loss carryforwards (5,701 million euros at December 31, 2006 and 5,011 million euros at December 31, 2005) have been reduced by 5,372 million euros at December 31, 2006 and 5,442 million euros at December 31, 2005.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     In particular, Deferred tax assets, net of Deferred tax liabilities, include 1,150 million euros at December 31, 2006 (965 million euros at December 31, 2005) of tax benefits arising from tax loss carryforwards. At December 31, 2006, a further tax benefit of 4,551 million euros (4,046 million euros at December 31, 2005) arising from tax loss carryforwards has not been recognized.
     Deferred taxes have not been provided on the undistributed earnings of subsidiaries since the Group is able to control the timing of the distribution of these reserves and it is probable that they will not be distributed in the foreseeable future.
     The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2006, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiry, are as follows:

		Year of expiry
	Total at
	December					Beyond	Unlimited/
	31, 2006	2007	2008	2009	2010	2010	indeterminable
	(in millions of euros)
Temporary differences and tax losses relating to State taxation (IRES in the case of Italy):
Deductible temporary differences	10,445	4,723	1,281	1,210	1,159	2,010	62
Taxable temporary differences	(6,347)	(1,330)	(1,164)	(1,240)	(1,072)	(1,290)	(251)
Tax losses	18,461	551	1,978	2,016	2,134	4,804	6,978
Temporary differences and tax losses for which deferred tax assets have not been recognized	(17,574)	(1,384)	(1,980)	(1,916)	(2,130)	(4,942)	(5,222)

Temporary differences and tax losses relating to State taxation	4,985	2,560	115	70	91	582	1,567

Temporary differences and tax losses relating to local taxation (IRAP in the case of Italy):
Deductible temporary differences	4,025	1,013	684	656	620	1,039	13
Taxable temporary differences	(4,239)	(516)	(936)	(1,013)	(850)	(924)	—
Tax losses	822	—	—	—	—	246	576
Temporary differences and tax losses for which deferred tax assets have not been recognized	(1,390)	(163)	(81)	(81)	(79)	(419)	(567)

Temporary differences and tax losses relating to local taxation	(782)	334	(333)	(438)	(309)	(58)	22

     (12) Earnings per share
     As explained at the Note 25 below, Fiat S.p.A. capital stock is represented by three different classes of shares (ordinary shares, preference shares and saving shares) that participate in dividends with different rights. Profit or loss of the period attributable to each class of share is determined in accordance with the share’s contractual dividend rights, and for this purpose the net result attributable to ordinary equity holders of the parent entity is adjusted by the amount of the dividend declared in the period for each class of share and by any other dividends that are contractually due, in the theoretical event of a total distribution of profits. The remaining profit is then allocated equally to each of the three classes of shares as if all the profit for the period had been distributed, with the total amount of profit allocated to each class of share being divided by the weighted average number of outstanding shares to determine earnings per share.
     The following table shows the reconciliation between the net result attributable to equity holders of the parent and the profit attributable to each class of shares, as well as, figures used in the computation of the base earnings per share in 2006 and 2005:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

		2006				2005
		Ordinary	Preference	Saving		Ordinary	Preference	Saving
		shares	shares	shares	Total	shares	shares	shares	Total
Profit attributable to equity holders of the parent	million of euros				1,065				1,331

Prior period dividends to saving shares declared for the period	million of euros	—	—	50	50	—	—	—	—
Dividends declared for the period	million of euros	169	32	25	226	—	—	—	—

Theoretical preference right on saving and ordinary shares	million of euros	169	—	12	181	—	—	—	—
Profit available for distribution to all classes of shares	million of euros	521	49	38	608	1,102	129	100	1,331

Profit attributable to each class of shares	million of euros	859	81	125	1,065	1,102	129	100	1,331

Weighted average number of shares	thousand	1,088,027	103,292	79,913	1,271,232	881,177	103,292	79,913	1,064,382

Basic Earning per share.	euros	0.789	0.789	1.564		1.250	1.250	1.250

     The following table shows the reconciliation between the net result attributable to equity holders of the parent and the profit attributable to each class of shares, as well as, figures used in the computation of the base earnings per share in 2004:

		2004
		Ordinary	Preference	Saving
		shares	shares	shares	Total
Profit attributable to equity holders of the parent	million of euros				(1,634)
Prior period dividends to saving shares declared for the period	million of euros	—	—	—	—
Dividends declared for the period	million of euros	—	—	—	—
Theoretical preference right on saving and ordinary shares	million of euros	—	—	—	—
Profit available for distribution to all classes of shares	million of euros
Profit attributable to each class of shares	million of euros	(1,328)	(173)	(133)	(1,634)

Weighted average number of shares	thousand	795,741	103,292	79,913	978,946

Basic Earning per share	euros	(1.699)	(1.699)	(1.699)

     If prior period dividends to saving shares had not been assigned, basic and diluted earnings per savings shares in 2006 would have been 0.983 euros per share 0.982 euros per share, respectively.
     Basic and diluted earnings per share attributable to ordinary and preference shares in 2006 would have been 0.828 euros per share and 0.827 euros per share, respectively.
     For the purpose of calculating the diluted earning per share in 2006, the number of ordinary shares considered is the average number of shares outstanding plus the effects arising from shares that would be issued on the exercise of all dilutive stock options.
     During 2005 no dilutive effects arose from above mentioned stock option plans.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     In 2005 and 2006 no dilutive effects arose from warrants issued by Fiat S.p.A. on its ordinary shares.
     Figures used to determine diluted earning per shares are as follows:

		2006				2005
		Ordinary	Preference	Saving		Ordinary	Preference	Saving
		shares	shares	shares	Total	shares	shares	shares	Total
Profit attributable to each class of shares	million of euros	859	81	125	1,065	1,102	129	100	1,331
Weighted average number of shares	thousand	1,088,027	103,292	79,913	1,271,232	881,177	103,292	79,913	1,064,382
Number of shares that would be issued from stock option plans	thousand	1,580	—	—	1,580	—	—	—	—
Total number of shares considered in the diluted earning per share	thousand	1,089,607	103,292	79,913	1,272,812	881,177	103,292	79,913	1,064,382

Diluted earning per share	euros	0.788	0.788	1.563		1.250	1.250	1.250

		2004
		Ordinary	Preference	Saving
		shares	shares	shares	Total
Profit attributable to each class of shares	million of euros	(1,328)	(173)	(133)	(1,634)

Weighted average number of shares	thousand	795,741	103,292	79,913	978,946
Number of shares that would be issued from stock option plans	thousand	—	—	—
Total number of shares considered in the diluted earning per share	thousand	795,741	103,292	79,913	978,946

Diluted earning per share	euros	(1.699)	(1.699)	(1.699)

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (13) Intangible assets
     In 2006, changes in the gross carrying amount of Intangible assets were as follows:

					Reclassified	Translation
	At			Change in the	to Assets	differences	At
	December			scope of	held for	and other	December
	31, 2005	Additions	Divestitures	consolidation	sale	changes	31, 2006
	(in millions of euros)
Goodwill	3,159	781	—	(57)	(44)	(305)	3,534

Trademarks and other intangible assets with indefinite useful lives	283	1	—	—	—	(55)	229

Development costs externally acquired	1,822	414	(7)	(1)	—	148	2,376
Development costs internally generated	2,232	399	(5)	—	(1)	(173)	2,452

Total Development costs	4,054	813	(12)	(1)	(1)	(25)	4,828

Patents, concessions and licenses externally acquired	999	81	(106)	(13)	—	29	990

Total Patents, concessions and licenses	999	81	(106)	(13)	—	29	990

Other intangible assets externally acquired	596	38	(35)	(64)	(7)	24	552

Total Other intangible assets	596	38	(35)	(64)	(7)	24	552

Advances and intangible assets in progress externally acquired	100	19	—	—	—	(67)	52

Total Advances and intangible assets in progress	100	19	—	—	—	(67)	52

Total gross carrying amount of Intangible assets	9,191	1,733	(153)	(135)	(52)	(399)	10,185

     In 2006 Changes in accumulated amortization and impairment losses were as follows:

							Translation
	At				Change in	Reclassified	differences	At
	December		Impairment		the scope of	to Assets	and other	December
	31, 2005	Amortization	losses	Divestitures	consolidation	held for sale	changes	31, 2006
	(in millions of euros)
Goodwill	741	—	48	—	—	(38)	(67)	684

Trademarks and other intangible assets with indefinite useful lives	61	—	—	—	—	—	(11)	50

Development costs externally acquired	667	287	2	(1)	—	—	46	1,001
Development costs internally generated	784	329	5	(5)	—	—	(62)	1,051

Total Development costs	1,451	616	7	(6)	—	—	(16)	2,052

Patents, concessions and licenses externally acquired	530	148	—	(105)	(10)	—	(9)	554

Total Patents, concessions and licenses	530	148	—	(105)	(10)	—	(9)	554

Other intangible assets externally acquired	459	58	—	(33)	(52)	(6)	(2)	424

Total Other intangible assets	459	58	—	(33)	(52)	(6)	(2)	424

Advances and intangible assets in progress externally acquired	6	—	—	—	—	—	(6)	—

Total Advances and intangible assets in progress	6	—	—	—	—	—	(6)	—

Total accumulated amortization and impairment of Intangible assets	3,248	822	55	(144)	(62)	(44)	(111)	3,764

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The net carrying amount of Intangible assets at December 31, 2006 can be analyzed as follows:

								Translation
	At					Change in	Reclassified	differences	At
	December			Impairment		the scope of	to Assets	and other	December
	31, 2005	Additions	Amortization	losses	Divestitures	consolidation	held for sale	changes	31, 2006
	(in millions of euros)
Goodwill	2,418	781	—	(48)	—	(57)	(6)	(238)	2,850

Trademarks and other intangible assets with indefinite useful lives	222	1	—	—	—	—	—	(44)	179

Development costs externally acquired	1,155	414	(287)	(2)	(6)	(1)	—	102	1,375
Development costs internally generated.	1,448	399	(329)	(5)	—	—	(1)	(111)	1,401

Total Development costs	2,603	813	(616)	(7)	(6)	(1)	(1)	(9)	2,776

Patents, concessions and licenses externally acquired	469	81	(148)	—	(1)	(3)	—	38	436

Total Patents, concessions and licenses	469	81	(148)	—	(1)	(3)	—	38	436

Other intangible assets externally acquired	137	38	(58)	—	(2)	(12)	(1)	26	128

Total Other intangible assets	137	38	(58)	—	(2)	(12)	(1)	26	128

Advances and intangible assets in progress externally acquired	94	19	—	—	—	—	—	(61)	52

Total Advances and intangible assets in progress	94	19	—	—	—	—	—	(61)	52

Total net carrying amount of Intangible assets	5,943	1,733	(822)	(55)	(9)	(73)	(8)	(288)	6,421

     At December 31, 2006, Goodwill consists principally of net goodwill resulting from the purchase of the Case group and other companies of the Agricultural and Construction Equipment Sector for 1,794 million euros (2,016 million euros at December 31, 2005), the Ferrari Sector for 786 million euros (9 million euros at December 31, 2005), the Pico Group and other companies in the Production Systems Sector for 153 million euros (194 million euros at December 31, 2005), companies in the Trucks and Commercial Vehicles Sector for 56 million euros (56 million euros at December 31, 2005), companies in the Components Sector for 46 million euros (46 million euros at December 31, 2005), and companies in the Metallurgical Products Sector for 11 million euros (37 million euros at December 31, 2005). The increase of 781 million euros for the period mainly arises from the purchase in the second quarter of 2006 of part of the recently issued shares of Ferrari S.p.A. by Fiat S.p.A., representing 0.4% of the share capital of the company, and from the exercise of the call option on 28.6% of Ferrari shares in the third quarter of 2006.
     Trademarks and other intangible assets with indefinite useful lives consist of trademarks and similar rights from which on the basis of the competitive environment the Group expects to be able to obtain a positive contribution to its cash flows for an indefinite period of time.
     The Group performs impairment tests at least annually or more frequently whenever there is an indication that the goodwill and the other intangible assets with an indefinite useful life may be impaired. The recoverable amount of cash-generating units to which goodwill other intangible assets with an indefinite useful life and has been allocated is determined on the basis of its value in use.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     For the purpose of impairment testing, goodwill and other intangible assets with indefinite useful lives are allocated to the cash-generating units to which they belong. In particular the vast majority of goodwill, representing approximately 97% of the total, is allocated to cash-generating units in the CNH, Ferrari and Comau Sectors. The cash-generating units considered for the testing of the recoverability of the goodwill are generally product lines of the various Sectors. In particular, in the CNH Sector the cash generating units to which goodwill has been allocated consist of the different brands (CaseIH and New Holland for Agricultural equipment, Case and New Holland Construction for construction equipment and financial services); while in Comau, goodwill has been allocated to the System business, to Pico and to Service. For Ferrari the cash generating unit corresponds to the Sector as a whole.
     The recoverable amount of cash-generating units is their value in use, defined as the discounted value of the expected future operating cash flows resulting from the estimates included in the most recent budgets and plans prepared by the Group for the next four years, as extrapolated for later years on the basis of a medium- to long-term growth rate ranging from 0% to 2% (0% to 2% in 2005) depending on the various Sectors. The principal assumptions made in determining the value in use of cash-generating units are the discount rate and the growth rate. In particular, the Group uses discount rates which reflect current market assessments of the time value of money and which take account of the risks inherent in individual cash-generating units: such pre-tax rates range between 9% and 14% (between 8% and 16% in 2005). Given the broad and varied nature of the Group’s activities, the growth rates used are based on the forecasts made by the individual Sector to which the cash-generating units belong.
     In the fourth quarter of 2005, CNH began reorganizing its Agricultural equipment and Construction equipment cash-generating units into four distinct global brand structures: the CaseIH and New Holland brands for agricultural equipment and the Case and New Holland Construction brands for construction equipment. This reorganization involved certain structural changes in the Sector. From 2006, CNH has allocated its goodwill to these four brands and has begun performing impairment testing at the brand reporting unit level. The recoverable amount of the goodwill of the CNH Sector is determined on the basis of the value in use of the four new cash-generating units to which it has been allocated, by using the cash flows forecast by Sector management for the next seven years (seven years in 2005), an annual growth rate of 2% (2% in 2005) and a pre-tax discount rate varying between 13% and 14% (10% and 16% in 2005) depending on the cash-generating unit.
     The recoverable amount of the Ferrari Sector goodwill (786 million euros) is determined on the basis of the cash flows expected by Sector management for the next five years at an annual growth rate of 2%, discounted using a pre-tax discount rate of approximately 10%.
     The recoverable amount of the Comau Sector goodwill (153 million euros) is determined on the basis of the cash flows expected by Sector management for the next five years at an annual growth rate of 2% (2% in 2005), discounted using a pre-tax discount rate varying between 9% and 10% unchanged from 2005 depending on the cash-generating units involved. In 2006, this valuation led to the recognition of an impairment loss of 26 million euros for goodwill allocated to the System cash generating unit of the Comau Sector.
     In addition, the goodwill previously allocated to the Magnesium cash generating unit of the Metallurgical Products Sector and amounting to 22 million euros became totally impaired when the assets and liabilities of the subsidiary Meridian Technologies Inc. were reclassified as Assets and Liabilities held for sale. This impairment loss was determined on the basis of fair value less costs to sell.
     Development costs recognized as assets are attributed to cash generating units and are tested for impairment together with the related tangible fixed assets, using the discounted cash flow method in determining their recoverable amount.
     The decrease of 73 million euros regarding the Change in the scope of consolidation mainly reflects the deconsolidation of the entities transferred to the FAFS joint venture. In 2005 the increase of 53 million euros included the effects of the acquisition of control of Leasys S.p.A. and Mako

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
Elektrik Sanayi Ve Ticaret A.S., net of the effects of the entry in the scope of consolidation of the Powertrain activities previously part of the Fiat-GM Powertrain, the joint venture with General Motors, and of the reclassification to assets held for sale of the intangible assets of Atlanet S.p.A.
     Foreign exchange losses of 273 million euros in 2006 (gains of 402 millions euros in 2005) principally reflect changes in the Euro/U.S. dollar exchange rate.
     In 2005, changes in the gross carrying amount of Intangible assets were as follows:

					Translation
	At			Change in the	differences	At
	December			scope of	and other	December
	31, 2004	Additions	Divestitures	consolidation	changes	31, 2005
	(in millions of euros)
Goodwill	2,809	—	—	53	297	3,159

Trademarks and other intangible assets with indefinite useful lives	260	1	(4)	2	24	283

Development costs externally acquired	1,571	240	(7)	(7)	25	1,822
Development costs internally generated	1,740	416	(2)	—	78	2,232

Total Development costs	3,311	656	(9)	(7)	103	4,054

Patents, concessions and licenses externally acquired	976	96	(114)	(59)	100	999

Total Patents, concessions and licenses	976	96	(114)	(59)	100	999

Other intangible assets externally acquired	520	32	(9)	30	23	596

Total Other intangible assets	520	32	(9)	30	23	596

Advances and intangible assets in progress externally acquired	119	51	—	—	(70)	100

Total Advances and intangible assets in progress	119	51	—	—	(70)	100

Total gross carrying amount of Intangible assets	7,995	836	(136)	19	477	9,191

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     In 2005 Changes in accumulated amortization and impairment losses were as follows:

						Translation
	At				Change in	differences	At
	December		Impairment		the scope of	and other	December
	31, 2004	Amortization	losses	Divestitures	consolidation	changes	31, 2005
	(in millions of euros)
Goodwill	652	—	12	—	—	77	741

Trademarks and other intangible assets with indefinite useful lives	58	—	—	(3)	—	6	61

Development costs externally acquired	341	230	100	—	(7)	3	667
Development costs internally generated	481	232	3	—	—	68	784

Total Development costs	822	462	103	—	(7)	71	1,451

Patents, concessions and licenses externally acquired	504	158	—	(113)	(38)	19	530

Total Patents, concessions and licenses	504	158	—	(113)	(38)	19	530

Other intangible assets externally acquired	375	69	5	(9)	14	5	459

Total Other intangible assets	375	69	5	(9)	14	5	459

Advances and intangible assets in progress externally acquired	6	—	—	—	—	—	6

Total Advances and intangible assets in progress	6	—	—	—	—	—	6

Total accumulated amortization and impairment of Intangible assets	2,417	689	120	(125)	(31)	178	3,248

     The net carrying amount of Intangible assets at December 31, 2005 can be analyzed as follows:

							Translation
	At					Change in	differences	At
	December			Impairment		the scope of	and other	December
	31, 2004	Additions	Amortization	losses	Divestitures	consolidation	changes	31, 2005
	(in millions of euros)
Goodwill	2,157	—	—	(12)	—	53	220	2,418

Trademarks and other intangible assets with indefinite useful lives	202	1	—	—	(1)	2	18	222

Development costs externally acquired	1,230	240	(230)	(100)	(7)	—	22	1,155
Development costs internally generated	1,259	416	(232)	(3)	(2)	—	10	1,448

Total Development costs	2,489	656	(462)	(103)	(9)	—	32	2,603

Patents, concessions and licenses externally acquired	472	96	(158)	—	(1)	(21)	81	469

Total Patents, concessions and licenses	472	96	(158)	—	(1)	(21)	81	469

Other intangible assets externally acquired	145	32	(69)	(5)	—	16	18	137

Total Other intangible assets	145	32	(69)	(5)	—	16	18	137

Advances and intangible assets in progress externally acquired	113	51	—	—	—	—	(70)	94

Total Advances and intangible assets in progress	113	51	—	—	—	—	(70)	94

Total net carrying amount of Intangible assets	5,578	836	(689)	(120)	(11)	50	299	5,943

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (14) Property, plant and equipment
     In 2006, changes in the gross carrying amount of Property, plant and equipment were as follows:

	At			Change in the		Reclassified		At
	December			scope of	Translation	to Assets	Other	December
	31, 2005	Additions	Divestitures	consolidation	differences	held for sale	changes	31, 2006
	(in millions of euros)
Land	533	2	(8)	(9)	(12)	(57)	4	453

Owned industrial buildings.	4,352	119	(51)	(90)	(43)	(28)	79	4,338
Industrial buildings leased under finance leases	73	—	—	—	—	—	(4)	69

Total Industrial buildings	4,425	119	(51)	(90)	(43)	(28)	75	4,407

Owned plant, machinery and equipment	24,213	952	(955)	(199)	(182)	(207)	430	24,052
Plant, machinery and equipment leased under finance leases	53	—	—	(5)	(3)	(23)	(6)	16

Total Plant, machinery and equipment	24,266	952	(955)	(204)	(185)	(230)	424	24,068

Assets sold with a buy-back commitment	1,582	523	(594)	—	5	—	2	1,518

Owned other tangible assets	1,954	194	(231)	(42)	(29)	(22)	45	1,869
Other tangible assets leased under finance leases	12	2	(1)	—	—	—	(5)	8

Total Other tangible assets	1,966	196	(232)	(42)	(29)	(22)	40	1,877

Advances and tangible assets in progress	615	642	(17)	(2)	(14)	(41)	(534)	649

Total gross carrying amount of Property, plant and equipment	33,387	2,434	(1,857)	(347)	(278)	(378)	11	32,972

In 2006 Changes in accumulated depreciation and impairment losses were as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

					Change
					in the
	At				scope of		Reclassified		At
	December		Impairment		consoli-	Translation	to Assets	Other	December
	31, 2005	Depreciation	losses	Divestitures	dation	differences	held for sale	changes	31, 2006
	(in millions of euros)
Land	7	—	—	(1)	—	—	—	—	6

Owned industrial buildings.	2,122	139	1	(48)	(54)	(35)	(28)	21	2,118
Industrial buildings leased under finance leases	10	2	—	—	—	—	—	(2)	10

Total Industrial buildings	2,132	141	1	(48)	(54)	(35)	(28)	19	2,128

Owned plant, machinery and equipment	18,265	1,541	14	(915)	(185)	(123)	(149)	7	18,455
Plant, machinery and equipment leased under finance leases	28	5	—	—	(3)	(2)	(9)	(10)	9

Total Plant, machinery and equipment	18,293	1,546	14	(915)	(188)	(125)	(158)	(3)	18,464

Assets sold with a buy-back commitment	406	152	36	(234)	—	2	—	(1)	361

Owned other tangible assets	1,530	140	—	(132)	(31)	(24)	(12)	(2)	1,469
Other tangible assets leased under finance leases	4	1	—	—	—	—	—	(1)	4

Total Other tangible assets	1,534	141	—	(132)	(31)	(24)	(12)	(3)	1,473

Advances and tangible assets in progress	9	—	—	—	—	(1)	(7)	(1)	—

Total accumulated depreciation and impairment of Property, plant and equipment	22,381	1,980	51	(1,330)	(273)	(183)	(205)	11	22,432

     The net carrying amount of Property, plant and equipment at December 31, 2006 can be analyzed as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

						Change in
	At					the scope		Reclass. to		At
	December			Impairment	Divesti-	of consoli-	Translation	Assets held	Other	December
	31, 2005	Additions	Depreciation	losses	tures	dation	differences	for sale	changes	31, 2006
					(in millions of euros)

Land	526	2	—	—	(7)	(9)	(12)	(57)	4	447

Owned industrial buildings	2,230	119	(139)	(1)	(3)	(36)	(8)	—	58	2,220
Industrial buildings leased under finance leases	63	—	(2)	—	—	—	—	—	(2)	59

Total Industrial buildings	2,293	119	(141)	(1)	(3)	(36)	(8)	—	56	2,279

Owned plant, machinery and equipment	5,948	952	(1,541)	(14)	(40)	(14)	(59)	(58)	423	5,597
Plant, machinery and equipment leased under finance leases	25	—	(5)	—	—	(2)	(1)	(14)	4	7

Total Plant, machinery and equipment	5,973	952	(1,546)	(14)	(40)	(16)	(60)	(72)	427	5,604

Assets sold with a buy-back commitment	1,176	523	(152)	(36)	(360)	—	3	—	3	1,157

Owned other tangible assets	424	194	(140)	—	(99)	(11)	(5)	(10)	47	400
Other tangible assets leased under finance leases	8	2	(1)	—	(1)	—	—	—	(4)	4

Total Other tangible assets	432	196	(141)	—	(100)	(11)	(5)	(10)	43	404

Advances and tangible assets in progress	606	642	—	—	(17)	(2)	(13)	(34)	(533)	649

Total net carrying amount of Property, plant and equipment	11,006	2,434	(1,980)	(51)	(527)	(74)	(95)	(173)	—	10,540

     Additions of 2,434 million euros in 2006 mainly relate to the Automotive Sectors (Fiat Group Automobiles, Iveco, and CNH) and to the Powertrain and Magneti Marelli Sector and do not include capitalized borrowing costs.
     During 2006 the Group recognized impairment losses on Assets sold with a buy-back commitment from Trucks and Commercial Vehicles for an amount of 36 million euros (24 million euros in 2005) in order to align their carrying amount to market value. These losses are recognized in Cost of sales. In addition, the Group reviewed the recoverable amount of certain machinery and equipment in order to determine whether there was any reduction in value arising from technical obsolescence. This assessment led to the recognition of an impairment loss of 15 million euros, all of which was recorded in Trading profit.
     The column Other changes includes the reversal of impairment losses of 5 million euros in 2006 (16 million euros in 2005).
     The column Change in the scope of consolidation shows an overall net reduction of 74 million euros which mainly reflects the disposal of B.U.C. (24 million euros), the disposal of Sestrieres S.p.A. (23 million euros), the disposal of Autodie business of Comau Pico (21 million euros) and the deconsolidation of subsidiaries transferred to FAFS joint venture (10 million euros).
     The column Reclassification to assets held for sale comprises the book value of the assets of Meridian Technologies Inc. and Ingest Facility S.p.A., for which sales agreements reached in December 2006 were still subject to all the necessary authorizations at the balance sheet date, of Fiat Group Automobiles in India and that of certain properties of the Iveco Sector.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Exchange losses of 95 million euros (gains of 422 million euros in 2005) principally reflect changes in the Euro/U.S. dollar exchange rate.
     The column Other changes represents the reclassification of the prior year balance of Advances and tangible assets in progress to the appropriate categories at the time the assets were effectively acquired and put into operation.
     In 2005, changes in the gross carrying amount of Property, plant and equipment were as follows:

	At			Change in the			At
	December			scope of	Translation	Other	December
	31, 2004	Additions	Divestitures	consolidation	differences	changes	31, 2005
	(in millions of euros)
Land	500	1	(25)	26	24	7	533

Owned industrial buildings	4,088	76	(143)	93	189	49	4,352
Industrial buildings leased under finance leases	48	—	—	—	—	25	73

Total Industrial buildings	4,136	76	(143)	93	189	74	4,425

Owned plant, machinery and equipment	19,119	1,148	(1,081)	3,839	711	477	24,213
Plant, machinery and equipment leased under finance leases	29	7	—	—	4	13	53

Total Plant, machinery and equipment	19,148	1,155	(1,081)	3,839	715	490	24,266

Assets sold with a buy-back commitment	1,495	468	(396)	—	7	8	1,582

Owned other tangible assets	1,812	170	(187)	81	79	(1)	1,954
Other tangible assets leased under finance leases	5	5	—	—	—	2	12

Total Other tangible assets	1,817	175	(187)	81	79	1	1,966

Advances and tangible assets in progress	677	400	—	49	30	(541)	615

Total gross carrying amount of Property, plant and equipment	27,773	2,275	(1,832)	4,088	1,044	39	33,387

     In 2005 Changes in accumulated depreciation and impairment losses were as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

					Change
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

     The net carrying amount of Property, plant and equipment at December 31, 2005 can be analyzed as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At					Change in the			At
	December			Impairment		scope of	Translation	Other	December
	31, 2004	Additions	Depreciation	losses	Divestitures	consolidation	differences	changes	31, 2005
	(in millions of euros)
Land	493	1	—	—	(25)	26	24	7	526

Owned industrial buildings	2,157	76	(133)	(30)	(39)	79	104	16	2,230
Industrial buildings leased under finance leases	43	—	(3)	—	—	—	—	23	63

Total Industrial buildings.	2,200	76	(136)	(30)	(39)	79	104	39	2,293

Owned plant, machinery and equipment	4,543	1,148	(1,435)	(59)	(31)	1,088	229	465	5,948
Plant, machinery and equipment leased under finance leases	18	7	(4)	—	—	—	3	1	25

Total Plant, machinery and equipment	4,561	1,155	(1,439)	(59)	(31)	1,088	232	466	5,973

Assets sold with a buy-back commitment	1,106	468	(150)	(24)	(232)	—	5	3	1,176

Owned other tangible assets	402	170	(137)	—	(80)	16	28	25	424
Other tangible assets leased under finance leases	4	5	(2)	—	—	—	—	1	8

Total Other tangible assets	406	175	(139)	—	(80)	16	28	26	432

Advances and tangible assets in progress	671	400	(2)	—	—	49	29	(541)	606

Total net carrying amount of Property, plant and equipment	9,437	2,275	(1,866)	(113)	(407)	1,258	422	—	11,006

     In 2005, the Group had written down certain industrial buildings during the year whose carrying amount was considered not to be fully recoverable either through use or by a possible sale. This write-down is included in Selling, general and administrative costs. Moreover, during 2005, the Group reviewed the recoverable amount of certain production plant in view of its reorganization and restructuring programmes for specific Sectors. In addition, the Group carried out a recoverability assessment for assets of businesses for which there were indications that impairment may have occurred, using discounted cash flow methods. These assessments led to the recognition of impairment losses of 59 million euros, of which 12 million euros is recognized in Trading profit and 47 million euros in the item Restructuring costs.
     The recoverable amount of these assets was determined with reference to their value in use, calculated using a pre-tax discount rate varying between 9.5% and 18%, as a function of the different business risks (these rates are unchanged from those used in 2004).
     At December 31, 2005, the amount of 1,258 million euros shown as a Change in the scope of consolidation arose mainly from the line-by-line consolidation of the Powertrain activities, previously part of Fiat-GM Powertrain (the joint venture with General Motors), net of the reclassification to assets held for sale of certain plant and machinery of the subsidiary Atlanet S.p.A., for which a sales agreement had been signed with the British Telecom group, approved by the antitrust authorities in February 2006. At December 31, 2005, the column also included an amount of 32 million euros relating to the reclassification of certain properties and industrial buildings of CNH, no longer in use, to Assets held for sale, as the consequence of the restructuring process taking place over the past few years following the acquisition of the Case group.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     At December 31, 2006, land and industrial buildings of the Group pledged as security for debt amounted to 112 million euros (195 million euros at December 31, 2005); plant and machinery pledged as security for debt and other commitments amounted to 65 million euros (61 million euros at December 31, 2005) and other assets pledged totaled 4 million euros (nil at December 31, 2005).
     At December 31, 2006, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to 493 million euros (418 million euros at December 31, 2005).
     (15) Investment property
     The Group holds interests in certain property to earn rental income and this property is carried at cost. Changes in this item in 2006 were as follows:

	At				Divestitures	At
	December			Translation	and other	December
	31, 2005	Additions	Depreciation	differences	changes	31, 2006
	(in millions of euros)
Gross carrying amount	36	—	—	—	(9)	27
Less: Depreciation and impairment	(10)	—	(1)	—	3	(8)

Net carrying amount of Investment property	26	—	(1)	—	(6)	19

     During 2005, changes in Investment properties were as follows:

	At				Divestitures	At
	December			Translation	and other	December
	31, 2004	Additions	Depreciation	differences	changes	31, 2005
	(in millions of euros)
Gross carrying amount	63	—	—	—	(27)	36
Less: Depreciation and impairment	(17)	—	(1)	—	8	(10)

Net carrying amount of Investment property	46	—	(1)	—	(19)	26

     Rental income from investment property in 2006 amounted to 2 million euros, in line with the 2005 amount.
     (16) Investments and other financial assets

	At December 31,
	2006	2005
	(in millions of euros)
Investments:
Investments accounted for using the equity method	1,719	1,762
Investments at fair value with changes directly in equity	274	227
Investments at cost	85	101

Total Investments	2,078	2,090

Receivables	97	113
Other securities	105	130

Total Investments and other financial assets	2,280	2,333

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (i) Investments
     The changes in Investments in 2006 are set out below:

				Change		Disposals
			Acquisitions,	in the scope		and
	At December	Revaluations/	Capitalizations	of	Translation	Other	At December
	31, 2005	(Write-downs)	(Refunds)	consolidation	differences	changes	31, 2006
	(in millions of euros)
Unconsolidated subsidiaries	46	(2)	10	—	(3)	(4)	47
Jointly controlled entities	705	45	113	—	(74)	424	1,213
Associates	1,058	82	—	2	(23)	(616)	503
Other companies	281	—	6	—	—	28	315

Total Investments	2,090	125	129	2	(100)	(168)	2,078

     Changes in 2005 were as follows:

				Change		Disposals
			Acquisitions,	in the scope		and
	At December	Revaluations/	Capitalizations	of	Translation	Other	At December
	31, 2004	(Write-downs)	(Refunds)	consolidation	differences	changes	31, 2005
	(in millions of euros)
Unconsolidated subsidiaries	32	(3)	—	(3)	2	18	46
Jointly controlled entities	1,790	39	9	(1,210)	95	(18)	705
Associates	1,740	46	12	137	24	(901)	1,058
Other companies	234	(7)	23	(7)	—	38	281

Total Investments	3,796	75	44	(1,083)	121	(863)	2,090

     Revaluations and Write-downs consist of adjustments to the carrying value of investments accounted for using the equity method for the Group’s share of the result for the year of the investee company for an amount of 125 million euros in 2006 (115 million euros in 2005). Write-downs also include, in 2006 and in 2005, any loss in value in investments accounted for under the cost method.
     Acquisitions and capitalizations amounting to 129 million euros (44 million euros in 2005) include the subscription of 90 million euros to the capital increase made by FAFS on the formation of the joint venture.
     The formation of FAFS resulted in a reduction amounting to 431 million euros of Investments in associates as a consequence of the purchase of the 51% interest in Fidis Retail Italia held by Synesis Finanziaria S.p.A. for 479 million euros. Additionally, the simultaneous sale to Sofinco of 50% of its capital in FAFS gave rise to an increase amounting to 528 million euros of Investments in jointly controlled entities. Such changes are included in the column Disposals and other changes. Also included in the column Disposals and other changes are fair value gains of 28 million euros arising from the investment in Mediobanca S.p.A.; dividends of 69 million euros distributed by companies accounted for using the equity method, disposal of associated companies 91 million euros and other minor decreases of 36 million euros.
     In 2005, Disposals and other changes negative for 863 million euros were made up as follows: a decrease of 856 million euros arising from the sale of the investment in Italenergia Bis S.p.A., as described in Note 6; positive fair value adjustments of 59 million euros arising from the investment in Mediobanca S.p.A.; dividends of 47 million euros distributed by companies accounted for using the equity method and other, minor decreases of 19 million euros.
     Changes in the scope of consolidation of negative 1,083 million euros in 2005 mainly related to the consolidation on a line by line basis of Fiat Powertrain B.V. (previously Fiat-GM Powertrain), consolidated using the equity method until December 31, 2004, resulting in a reduction of 1,213 million euros. This reduction had been partially offset by an increase of 125 million euros arising from the equity method valuation of the investment in Iveco Finance Holdings Limited, no longer consolidated on a line-by-line basis following the sale of 51% to Barclays Mercantile Business Finance Ltd.
     The item Investments in jointly controlled entities comprises the following:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31,
	2006		2005
	% of		% of
	interest	Amount	interest	Amount
		(in millions of		(in millions of
		euros)		euros)
Fiat Group Automobiles Financial Services S.p.A. (ex Fidis Retail Italia S.p.A.)	50.0	528	—	—
Tofas-Turk Otomobil Fabrikasi Tofas A.S	37.9	206	37.9	245
Naveco Ltd.	50.0	117	50.0	118
Società Europea Veicoli Leggeri-Sevel S.p.A.	50.0	93	50.0	108
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme	50.0	61	50.0	59
Consolidated Diesel Company	50.0	47	50.0	59
LBX Company LLC	50.0	27	—	—
New Holland HFT Japan Inc.	50.0	27	50.0	35
Turk Traktor Ve Ziraat Makineleri A.S	37.5	23	—	—
Nan Jing Fiat Auto Co. Ltd.	50.0	22	50.0	33
Transolver Finance Establecimiento Financiero de Credito S.A.	50.0	17	50.0	17
New Holland Trakmak Traktor A.S	37.5	14	—	—
CNH de Mexico SA de CV	50.0	13	50.0	17
Other minor		18		14

Total Investments in jointly controlled entities		1,213		705

     The item Investments in associates comprises the following:

	At December 31,
	2006		2005
	% of		% of
	interest	Amount	interest	Amount
		(in millions of		(in millions of
		euros)		euros)
Iveco Finance Holdings Limited	49.0	141	49.0	131
Rizzoli Corriere della Sera MediaGroup S.p.A.	9.9	107	9.9	104
Kobelco Construction Machinery Co. Ltd.	20.0	97	20.0	106
CNH Capital Europe S.a.S	49.9	71	49.9	65
Al-Ghazi Tractors Ltd.	43.2	14	43.2	14
Fidis Retail Italia S.p.A.	—	—	49.0	431
Turk Traktor Ve Ziraat Makineleri A.S	—	—	37.5	29
Immobiliare Novoli S.p.A.	—	—	40.0	21
LBX Company LLC	—	—	50.0	20
New Holland Trakmak Traktor A.S	—	—	37.5	14
Other minor		73		123

Total Investments in associates		503		1,058

     Rizzoli Corriere della Sera MediaGroup S.p.A. is a listed company in which Fiat is one of the major shareholders, has a seat on the Board of Directors and is a party to a stockholders’ agreement. As a result the company is considered to be an associate.
     At December 31, 2006, the fair value of Investments in listed jointly controlled entities and listed associates, determined on the basis of quoted market prices, is as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	Carrying value	Fair value
	(in millions of euros)
Tofas-Turk Otomobil Fabrikasi Tofas A.S	206	498
Rizzoli Corriere della Sera MediaGroup S.p.A.	107	286
Turk Traktor Ve Ziraat Makineleri A.S	23	130
Al-Ghazi Tractors Ltd.	14	51

Total Investments in listed jointly controlled entities and associates	350	965

     At December 31, 2006, the item Investments in other companies includes the investment in Mediobanca S.p.A. of 268 million euros (227 million euros at December 31, 2005), as well as the investment in Assicurazioni Generali S.p.A. (5 million euros), acquired in 2006 as a result of the winding up of Consortium S.r.l. and the consequent transfer to its quota holders of the shares that the company held in Mediobanca S.p.A. and Assicurazioni Generali S.p.A. on the basis of their investments.
     At December 31, 2006, there are neither investments nor other financial assets given as collateral for debt.
     (17) Leased assets
     The Group leases out assets, mainly its own products, as part of its financial services business. This item changed as follows in 2006:

				Change		Disposals
				in the scope		and	At
	At December			of	Translation	other	December
	31, 2005	Additions	Depreciation	consolidation	differences	changes	31, 2006
	(in millions of euros)
Gross carrying amount	1,898	926	—	(1,779)	(24)	(674)	347
Less: Depreciation and impairment	(644)	—	(318)	517	6	339	(100)

Net carrying amount of Leased assets	1,254	926	(318)	(1,262)	(18)	(335)	247

     The net reduction of 1,262 million euros included in the column Change in the scope of consolidation reflects the deconsolidation of subsidiaries whose activities were transferred to the FAFS joint venture.
     The change in 2005 was as follows:

				Change		Disposals
				in the scope		and	At
	At December			of	Translation	other	December
	31, 2004	Additions	Depreciation	consolidation	differences	changes	31, 2005
	(in millions of euros)
Gross carrying amount	1,106	409	—	825	37	(479)	1,898
Less: Depreciation and impairment	(366)	—	(184)	(300)	(13)	219	(644)

Net carrying amount of Leased assets	740	409	(184)	525	24	(260)	1,254

     In 2005 the column Change in the scope of consolidation included the effect resulting from consolidating Leasys S.p.A. on a line-by-line basis.
     At December 31, 2006, minimum lease payments from non-cancelable operating leases amount to 192 million euros (420 million euros at December 31, 2005) and fall due as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31,
	2006	2005
	(in millions of euros)
Within one year	81	215
Between one and five years	107	200
Beyond five years	4	5

Total Minimum lease payments	192	420

     (18) Inventories

	At December 31,
	2006	2005
	(in millions of euros)
Raw materials, supplies and finished goods	8,240	7,499
Work in progress	2,493	2,550
Advances on contract work	(2,286)	(2,168)

Total Inventories	8,447	7,881

     At December 31, 2006, inventories include assets sold with a buy-back commitment by Fiat Group Automobiles for 894 million euros (748 million euros at December 31, 2005). Net of this amount, inventories show an increase of 420 million euros in 2006, due to due primarily to an increase in the level of activities of Fiat Group Automobiles.
     At December 31, 2006, Inventories include inventories measured at their net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) amounting to 1,677 million euros (1,614 million euros at December 31, 2005).
     The amount of inventory write-downs recognized as an expense during 2006 is 386 million euros (251 million euros in 2005). Amounts recognized as income from the reversal of write-downs on items sold during the year were not significant.
     At December 31, 2005, the carrying amount of inventories pledged as security for loans to the Group was 463 million euros, the loans were repaid in 2006. There were no inventories pledged as security at December 31, 2006.
     The majority of Work in progress and Advances on contract work relates to the Production Systems Sector and can be analyzed as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31,
	2006	2005
	(in millions of euros)
Gross amount due from customers for contract work as an asset	308	469
Less: Gross amount due to customers for contract work as a liability	(101)	(87)

Work in progress, net of advances on contract work	207	382

Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	2,493	2,550
Less: Progress billings	(2,286)	(2,168)

Work in progress, net of advances on contract work	207	382

     At December 31, 2006, the amount of retentions by customers on contract work in progress was not significant (9 million euros at December 31, 2005).
     (19) Current receivables
     The composition of the caption and the analysis by due date is as follows:

	At December 31,
	2006				2005
		Due				Due
		between	Due			between	Due
		one and	beyond			one and	beyond
	Due within	five	five		Due within	five	five
	one year	years	years	Total	one year	years	years	Total
	(in millions of euros)
Trade receivables	4,843	70	31	4,944	4,871	66	32	4,969
Receivables from financing activities	7,065	4,469	209	11,743	10,796	5,007	170	15,973
Other receivables	2,303	397	139	2,839	2,600	292	192	3,084

Total Current receivables	14,211	4,936	379	19,526	18,267	5,365	394	24,026

     At December 31, 2006, Current receivables include receivables sold and financed through both securitization and factoring transactions of 7,717 millions of euros (10,123 millions of euros at December 31, 2005) which do not meet IAS 39 derecognition requirements. These receivables are recognized as such in the Group financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated balance sheet as Asset-backed financing (see Note 28).
     (i) Trade receivables
     Trade receivables are shown net of allowances for doubtful accounts of 514 million euros at December 31, 2006 (524 million euros at December 31, 2005), determined on the basis of historical losses on receivables. Movements in the allowance accounts during the year are as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At			Change in the	At
	December		Use and	scope of	December
	31, 2005	Provision	other changes	consolidation	31, 2006
(in millions of euros)
Allowances for doubtful accounts	524	116	(108)	(18)	514

     The carrying amount of Trade receivables is considered in line with their fair value at the date.
     At December 31, 2006, trade receivables of 42 million euros were pledged as security for loans obtained (153 million euros at December 31, 2005).
     (ii) Receivables from financing activities
     Receivables from financing activities include the following:

	At December 31,
	2006	2005
	(in millions of euros)
Retail financing	6,482	6,655
Finance leases	580	716
Dealer financing	4,084	6,804
Supplier financing	234	335
Receivables from banking activities	—	1,147
Current financial receivables from jointly controlled financial services entities	143	—
Financial receivables from companies under joint control, associates and unconsolidated subsidiaries	22	70
Other	198	246

Total Receivables from financing activities	11,743	15,973

     The decrease of 4,230 million euros in Receivables from financing activities is principally due to the combined effect of the following matters:
▪	a decrease of approximately 3,388 million euros arising from the deconsolidation of the subsidiaries whose activities were transferred to the FAFS joint venture, this mainly affected Receivables from Dealer financing;

▪	the reduction to zero of Receivables from banking activities due to the disposal of B.U.C.;

▪	an increase of approximately 1 billion euros in retail financing and dealer financing receivables arising in the financial services subsidiaries that continue to be consolidated (in particular, the financial services subsidiaries of CNH);

▪	a decrease of 871 million euros arising from exchange differences.
     Receivables from jointly controlled financial services entities include financial receivables due to Fiat entities by the FAFS group.
     Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2006 the allowance amounts to 331 million euros (523 million euros at December 31, 2005). Movements in the allowance accounts during the year are as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At		Use and	Change in the	At
	December		other	scope of	December
	31, 2005	Provisions	changes	consolidation	31, 2006
	(in millions of euros)
Allowance for receivables regarding:
Retail financing	197	66	(129)	—	134
Finance leases	98	10	(24)	(6)	78
Dealer financing	102	21	(21)	(48)	54
Supplier financing	28	—	(17)	—	11
Receivables from banking activities.	39	3	(1)	(41)	—
Financial receivables from companies under joint control, associates and unconsolidated subsidiaries	—	—	—	—	—
Other	59	3	(8)	—	54

Total allowance on Receivables from financing activities	523	103	(200)	(95)	331

     Finance lease receivables relate almost entirely to vehicles of Fiat Group Automobiles, Ferrari, Trucks and Commercial Vehicles and Agricultural and Construction Equipment Sectors leased out under finance lease arrangements and may be analyzed as follows stated gross of an allowance of 78 million euros at December 31, 2006 (98 million euros at December 31, 2005):

	At December 31,
	2006				2005
		Due				Due
		between	Due			between	Due
		one and	beyond			one and	beyond
	Due within	five	five		Due within	five	five
	one year	years	years	Total	one year	years	years	Total
	(in millions of euros)
Receivables for future minimum lease payments	328	403	21	752	433	456	36	925
Less: unrealized interest income	(42)	(50)	(2)	(94)	(51)	(56)	(4)	(111)

Present value of future minimum lease payments	286	353	19	658	382	400	32	814

     There are no contingent rents as finance lease recognized income during 2006 or 2005.
     Unguaranteed residual values at December 31, 2006 and 2005 are not significant.
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
     The fair value of receivables from financing activities at December 31, 2006 amounts approximately to 11,282 million euros (15,821 million euros at December 31, 2005) and has been calculated using a discounted cash flow method based on the following discount rates, adjusted, where necessary, to take account of the specific risk of insolvency of the underlying financial instrument.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	EUR	USD	GBP	CAD	AUD	BRL	PLN
	(in %)
Interest rate for six months	3.85	5.37	5.43	4.33	6.55	12.60	4.30
Interest rate for one year	4.03	5.33	5.58	4.31	6.52	12.37	4.55
Interest rate for five years	4.13	5.09	5.37	4.24	6.49	12.12	5.02
     (iii) Other receivables
     At December 31, 2006, Other receivables mainly consist of Current tax receivables of 808 million euros (778 million euros at December 31, 2005), Other tax receivables for VAT and other indirect taxes of 971 million euros (1,125 million euros at December 31, 2005) and Receivables from employees of 62 million euros (41 million euros at December 31, 2005).
     At the balance sheet date the carrying amount of Other receivables is considered to be in line with their fair value.
     (20) Accrued income and prepaid expenses
     The item Accrued income and prepaid expenses consists mainly of prepaid insurance premiums and rent.
     (21) Current securities
     Current securities consist of short-term or marketable securities which represent temporary investments, but which do not satisfy all the requirements for being classified as cash equivalents. In particular:

	At December 31,
	2006	2005
	(in millions of euros)
Current securities available-for-sale	90	317
Current securities for trading	134	239

Total Current securities	224	556

     During 2006, this item decreased by 332 million euros as a consequence of a changed mix in the temporary investment of funds and for 102 million euros as a consequence of the disposal of B.U.C.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (22) Other financial assets and Other financial liabilities
     These items include the measurement at fair value of derivative financial instruments at the balance sheet date. In particular:

	At December 31,
	2006		2005
	Positive fair	Negative	Positive fair	Negative fair
	value	fair value	value	value
	(in millions of euros)
Fair value hedges:
Exchange rate risk — Forward contracts and Currency swaps	1	(1)	26	(16)
Interest rate risk — Interest rate swaps and Forward rate agreement	129	(11)	307	(26)
Interest rate and exchange rate risk - Combined interest rate and currency swaps	—	—	9	(1)
Other derivatives	—	(5)	—	—

Total Fair value hedges	130	(17)	342	(43)

Cash flow hedge:
Exchange rate risks — Forward contracts, Currency swaps and Currency options	129	(61)	48	(95)
Interest rate swaps and Forward rate agreement	15	(8)	2	(3)

Total Cash flow hedges	144	(69)	50	(98)

Derivatives for trading	108	(19)	62	(48)

Other financial assets/(liabilities)	382	(105)	454	(189)

     The fair value of derivative financial instruments is determined by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:
▪	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rate and interest rates in the two currencies at the balance sheet date;

▪	the fair value of currency options is determined using valuation techniques based on the Black-Scholes model or binomial models and market parameters at the balance sheet date (in particular exchange rates, interest rates and volatility rates);

▪	the fair value of interest rate swaps and forward rate agreements is determined by using the discounted cash flow method;

▪	the fair value of derivative financial instruments acquired to hedge interest rate risk and exchange rate risk is determined using the exchange rates prevailing at the balance sheet date and the discounted cash flow method;

▪	the fair value of equity swaps is determined using market prices at the balance sheet date;

▪	the fair value of the equity option is determined using the Black-Scholes or binomial models, with market parameters (in particular the price of the underlying, interest rates, expected future dividends and volatility) being measured at the balance sheet date.
     The overall decrease in Other financial assets from 454 million euros at December 31, 2005 to 382 million euros at December 31, 2006, and the decrease in Other financial liabilities from 189 million euros at December 31, 2005 to 105 million euros at December 31, 2006, is due not only to the changes in exchange rates and interest rates over the period, but also to the expiry of certain hedging operations relating principally to bonds that have been reimbursed.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.
     Derivatives for trading consist principally of the following types:
▪	Currency derivatives acquired to hedge receivables and payables expressed in foreign currency that are not considered by fair value hedges.

▪	Derivatives relating to Fiat shares (Equity Swap) which are described further below.
     At December 31, 2006, the notional amount of outstanding derivative financial instruments is as follows:

	At December 31,
	2006	2005
	(in millions of euros)
Exchange rate risk management	7,702	5,992
Interest rate risk management	8,249	10,544
Interest rate and exchange rate risk management	—	204
Other derivative financial instruments	2,154	1,805

Total notional amount	18,105	18,545

     At December 31, 2006, the notional amount of Other derivative instruments consists of, amongst the others:
▪	For 220 million euros (70 million euros at December 31, 2005) the notional amount of the two equity swaps, expiring in 2007, stipulated to hedge the risk of an increase in the Fiat share price above the exercise price of stock options granted in 2004 and 2006 to the Chief Executive Officer (see Note 25). At December 31, 2006, the Equity Swaps have a total positive fair value of 79 million euros (a positive value of 8 million euros at December 31, 2005). Although these equity swaps were entered into for hedging purposes, they do not qualify for hedge accounting under IFRS and accordingly are defined as trading derivative financial instruments.

▪	For 1,282 million euros (1,432 million euros at December 31, 2005), the notional amount of call options on General Motors common stock purchased in 2004 in order to hedge the risk implicit in the Convertible Bond still outstanding at that time (the residual debt of the Exchangeable bond linked to GM ordinary shares). Following the repayment of the majority of this bond (Note 28), these options are classified as trading instruments, even though they were originally purchased for hedging purposes, and are measured at their fair value which at December 31, 2006 and 2005 was essentially nil. These options expired unexercised in January 2007, at the same time as the total extinguishment of the Exchangeable loan.

▪	For 385 million euros (303 million euros at December 31, 2005), the notional amount of derivatives embedded in certain bonds with a return linked to stock market indices or inflation rates, as well as the notional amount of the related hedging derivatives, which convert this to market rate variability.
     There are no significant situations at the date of preparation of these financial statements for which hedging exceeds the hedged future flows (overhedging).
     (i) Cash flow hedges
     The economic effects mainly refer to the management of the exchange risk.
     The policy of the Fiat Group for managing exchange risk normally requires that future cash flows from trading activities which will occur for accounting purposes within the following twelve months, and from orders acquired (or contracts in progress), whatever their due dates, to be hedged. As a result, it is considered reasonable to suppose that the hedging effect arising from this and

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
recorded in the cash flow hedge reserve will be recognised in income, almost entirely during the following year.
     Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of a recognised asset or liability or a highly probable forecasted transaction and could affect income statement, the effective portion of any gain or loss on the derivative financial instrument is recognised directly in equity. The cumulative gain or loss is removed from equity and recognised in the profit and loss account at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognised in the income statement immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realised to the point of termination remains in stockholders’ equity and is recognised at the same time as the related transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss held in stockholders’ equity is recognised in the income statement immediately.
     In 2006 the Group transferred to income gains of 6 million euros (gains of 44 million euros in 2005 and of 12 million euros in 2004) net of tax effect previously recognised directly in equity presented in the following line items:

	2006	2005	2004
	(in millions of euros)
Exchange rate risk
Increase in Net revenues	21	49	33
Decrease/(Increase) in Cost of sales	(33)	8	(4)
Result from investments	6	—	—
Interest rate risk
Financial income (expenses)	1	(15)	(14)
Taxes income (expenses)	11	2	(3)

Total recognized in the income statement	6	44	12

     The ineffectiveness of cash flow hedges was not material for the years 2006, 2005 and 2004.
     (ii) Fair value hedge
     Gains and losses resulting from the measurement of interest rate derivative financial instruments using fair value hedging rules and the gains and losses arising from the hedged item are shown in the following table:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	2006	2005	2004
	(in millions of euros)
Interest rate risk
Net gains (losses) on qualifying hedges	(107)	(105)	86
Fair value changes in hedged items	106	105	(86)

Net gains (losses)	(1)	—	—

     The effect of fair value hedges related to exchange rate risk and on other derivative instruments was not material for the years 2006, 2005 and 2004.
     (23) Cash and cash equivalents
     Cash and cash equivalents include:

	At December 31,
	2006	2005
	(in millions of euros)
Cash at banks	6,104	4,529
Cash with a pre-determined use	627	706
Money market securities	1,005	1,182

Total Cash and cash equivalents	7,736	6,417

     Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. The carrying amount of cash and cash equivalent is to be considered in line with their fair value at the balance sheet date.
     Cash with a pre-determined use consists principally of cash whose use is restricted to the repayment of the debt related to securitizations classified in the item Asset-backed financing.
     The credit risk associated with Cash and cash equivalents is limited, as contracts are entered into with primary national and international financial institutions.
     (24) Assets and Liabilities held for sale
     At December 31, 2006, the items Assets and Liabilities held for sale of respectively 332 million euros and 309 million euros include the carrying amount of the assets and the liabilities of the subsidiaries Meridian Technologies Inc. and Ingest Facility S.p.A.; the agreements for the sale of these subsidiaries were signed in 2006 and at the balance sheet date were still subject to the necessary approvals. The items also include the assets and liabilities at carrying amount of the Indian business of Fiat Group Automobiles that will be transferred to the joint venture with Tata Motors currently being set up.
     At December 31, 2005, the items Assets and Liabilities held for sale included the assets and liabilities of the subsidiary Atlanet S.p.A. at carrying values respectively of 119 million euros and 110 million euros: an agreement for the sale of this subsidiary was signed with the British Telecom group in 2005 and approved by the antitrust authorities in February 2006.
     The item also includes an amount of 29 million euros (32 million euros at December 31, 2005) for certain properties and industrial buildings owned by CNH and no longer being used as a result of the restructuring process set up in prior years following the acquisition of the Case Group, and certain properties and industrial buildings of Fiat Group Automobiles and Iveco for an overall amount of 7 million euros.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The items included in Assets held for sale and Liabilities held for sale as of December 31, 2006, may be summarized as follows:

At
December 31, 2006
(in millions of euros)
Intangible assets	8
Property, plant and equipment	173
Leased assets	7
Deferred tax assets	6
Inventories	37
Trade receivables	80
Receivables from financing activities	6
Other receivables, Accrued income and prepaid expenses	10
Cash and cash equivalents	5

Total Assets	332

Employee benefits	13
Other provisions	43
Asset-backed financing	—
Other debt	33
Trade payables	172
Deferred tax liabilities	4
Other payables, Accrued expenses and deferred income	44

Total Liabilities	309

     (25) Stockholders’ equity
     Stockholders’ equity at December 31, 2006 increased by 623 million euros over that at December 31, 2005 mainly due to net income for the period (1,151 million euros) and foreign exchange losses from the translation into euros of the financial statements of subsidiaries denominated in other currencies (552 million euros).
     (i) Capital stock
     At December 31, 2006, the capital stock of Fiat S.p.A. is as follows:

	At December 31,
	2006	2005
	(number of shares)
Shares issued and fully paid:
Ordinary shares	1,092,246,316	1,092,246,316
Preference shares	103,292,310	103,292,310
Saving shares	79,912,800	79,912,800

Total shares issued	1,275,451,426	1,275,451,426

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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     As no dividends were distributed in 2004 and 2005, savings shares are entitled to an additional 0.62 euros per share at December 31, 2006.
     The reconciliation of the number of shares outstanding at December 31, 2004 and at December 31, 2006 is as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At		(Purchases)/	At		(Purchases)/	At
	December	Capital	Sales of	December	Capital	Sales of	December
	31, 2004	increase	treasury stock	31, 2005	increase	treasury stock	31, 2006
	(number of shares in thousand)
Ordinary shares issued	800,417	291,829	—	1,092,246	—	—	1,092,246
Less: Treasury stock	(4,384)	—	52	(4,332)	—	559	(3,773)

Ordinary shares outstanding	796,033	291,829	52	1,087,914	—	559	1,088,473

Preference shares issued	103,292	—	—	103,292	—	—	103,292
Less: Treasury stock	—	—	—	—	—	—	—

Preference shares outstanding	103,292	—	—	103,292	—	—	103,292

Saving shares issued	79,913	—	—	79,913	—	—	79,913
Less: Treasury stock	—	—	—	—	—	—	—

Saving shares outstanding	79,913	—	—	79,913	—	—	79,913

Total Shares issued by Fiat S.p.A.	983,622	291,829	—	1,275,451	—	—	1,275,451

Less: Treasury stock	(4,384)	—	52	(4,332)	—	559	(3,773)

Total Fiat S.p.A. outstanding shares	979,238	291,829	52	1,271,119	—	559	1,271,678

     In regard to changes in 2005, it is recalled that the Mandatory Convertible Facility was extinguished by its conversion to capital stock through subscription by the Lending Banks to an increase in capital stock for consideration, as approved by the Board of Directors on September 15, 2005; the operation took place on September 20, 2005 (see Note 28). Capital stock increased in this manner from 4,918,113,540 euros to 6,377,257,130 euros, through the issue of 291,828,718 ordinary shares, each of par value of 5 euros, having the same characteristics as those currently in circulation, including dividend rights from January 1, 2005, to article 2441, paragraph 7 of the Italian Civil Code, at a price of 10.28 euros, of which 5.28 euros represents additional paid-in capital. The operation increased capital stock by 1,459 million euros, other reserves by 682 million euros, and generated unusual financial income of 858 million euros, net of related costs (see Note 9).
     In regard to 2006, treasury stock was sold when the stock options were exercised.
     The following matters have relevance with respect to the capital stock of Fiat S.p.A.:
▪	Pursuant to resolutions approved by the Board of Directors on December 10, 2001 and June 26, 2003, capital could have been increased through rights offerings for a maximum of 81,886,460 euros, with the issuance of a maximum of 16,377,292 ordinary shares at a par value of 5 euros each on February 1, 2007, following the exercise of the residual “FIAT ordinary share warrants 2007”. Fiat had nonetheless reserved the right to pay the warrant holders in cash, starting on January 2, 2007, in lieu of the shares to be issued (shares in exchange for warrants), for the difference between the average of the official market price of Fiat ordinary shares in December 2006 and the warrant exercise price, unless this difference were to exceed the maximum amount set and previously communicated by Fiat, in which case the holder of the warrants could opt to subscribe to the shares in exchange for the warrants. In the financial statements prepared in accordance with IFRS, these rights were recognized as an implicit component of the additional paid-in capital reserve at their fair value of 18 million euros on issue. As described in Note 41 on subsequent events, 4,676 warrants were exercised in January 2007 which led to the issue of 1,169 ordinary shares at a total price of 34,327 euros on February 1, 2007. The remaining warrants have expired and have accordingly been cancelled.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
▪	Pursuant to the resolution approved by the Extraordinary Stockholders’ Meeting on September 12, 2002, the Board of Directors has the right to increase the capital one or more times by September 11, 2007, up to a maximum of 8 billion euros.

▪	In a meeting held on November 3, 2006, the Board of Directors of Fiat S.p.A. exercised its delegated powers pursuant to article 2443 of the Italian Civil Code to increase capital stock to service the employee incentive plan reserved for employees of the company and/or its subsidiaries up to a maximum of 1% of that stock, being 50,000,000 euros, by taking a decision to issue a maximum of 10,000,000 ordinary shares each of nominal value 5 euros, corresponding to 0.78% of capital stock and 0.92% of ordinary capital stock, at a price of 13.37 euros each, to service the new employee stock option plan described in the following paragraph. At December 31, 2006, the execution of this increase in capital was subject to the approval of the Annual General Meeting of Stockholders (held on April 5, 2007) and was dependant on the conditions of the increase being satisfied.
     (ii) Stock-based compensation
     At December 31, 2006, and at December 31, 2005 the following stock-based compensation plans relating to managers of Fiat Group companies or members of the Board of Directors of Fiat S.p.A. were in place.
     Stock Option plans linked to Fiat S.p.A. ordinary shares
     The Board of Directors of Fiat S.p.A. approved certain stock option plans between March 1999 and September 2002 which provide managers of the Group with the title of “Direttore” and high management potential included in “management development programmes” and members of the Board of Directors of Fiat S.p.A. with the right to purchase a determined number of Fiat S.p.A. ordinary shares at a fixed price (strike price). These rights may be exercised over a fixed period of time from the vesting date to the expiry date of the plan. These stock option plans do not depend on any specific market conditions.
     These options may generally be exercised once a three year period has passed from the grant date and for the following six years, consistent with tax law and regulations on the subject; nonetheless, the full amount granted as options is not exercisable until the end of the fourth year.
     The contractual terms of these plans are as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

				Strike	Number of
				price	options		Vesting
Plan	Recipient	Grant date	Expiry date	(euros)	granted	Vesting date	portion

Stock Options						April 1, 2001	50%
1999	Managers	March 30, 1999	March 31, 2007	26.120	1,248,000	April 1, 2002	50%

						February 18, 2001	25%
						February 18, 2002	25%
						February 18, 2003	25%
Stock Options 2000	Managers	February 18, 2000	February 18, 2008	28.122	5,158,000	February 18, 2004	25%

Stock Options July	Chairman of Fiat					July 25, 2001	50%
2000	S.p.A.	July 25, 2000	July 25, 2008	25.459	250,000	May 14, 2002	50%

						February 27, 2002	25%
						February 27, 2003	25%
Stock Options						February 27, 2004	25%
February 2001	Managers	February 27, 2001	February 27, 2009	24.853	785,000	February 27, 2005	25%

Stock Options March	Chairman of Fiat
2001	S.p.A.	March 29, 2001	October 30, 2008	23.708	1,000,000	July 1, 2002	100%

						October 31, 2002	25%
						October 31, 2003	25%
Stock Options						October 31, 2004	25%
October 2001	Managers	October 31, 2001	October 31, 2009	16.526	5,417,500	October 31, 2005	25%

Stock Options May	Chairman of Fiat
2002	S.p.A.	May 14, 2002	January 1, 2010	12.699	1,000,000	January 1, 2005	100%

						September 12, 2003	25%
						September 12, 2004	25%
Stock Options						September 12, 2005	25%
September 2002	Managers	September 12, 2002	September 12, 2010	10.397	6,100,000	September 12, 2006	25%

     On July 26, 2004, the Board of Directors granted to Sergio Marchionne as a part of his compensation as Chief Executive Officer options for the purchase of 10,670,000 Fiat S.p.A. ordinary shares at the price of 6.583 euros, exercisable from June 1, 2008 to January 1, 2011. In each of the first three years following the grant date, the Officer accrues the right to purchase, from June 1, 2008, an annual maximum of 2,370,000 shares. From June 1, 2008, he will have the right to exercise, effective at that date, the residual portion of the options on 3,560,000 shares. Vesting of the last block of stock options is subject to certain pre-determined profitability targets (Non-Market Conditions or “NMC”).
     Contractual terms of the plan are as follows:

			Strike
			price	N° of options
Plan	Grant date	Expiry date	(euros)	vested	Vesting date	Vesting portion

					June 1, 2005	22.2%
					June 1, 2006	22.2%
Stock Options					June 1, 2007	22.2%
July 2004	July 26, 2004	January 1, 2011	6.583	10,670,000	June 1, 2008	33.4%*NMC

     On November 3, 2006 the Fiat S.p.A. Board of Directors approved an eight year stock option plan, which provides certain managers of the Group and the Fiat S.p.A. Chief Executive Officer with the right to purchase a determined number of Fiat S.p.A. ordinary shares at the fixed price of 13.37 euros per share. In particular, the 10,000,000 options granted to employees and the 5,000,000 options granted to the Chief Executive Officer have a vesting period of four years, with a quarter of the number vesting each year, are subject to achieving certain pre-determined profitability targets (Non-Market Conditions or “NMC”) in the reference period and may be exercised from the date on which the 2010 financial statements are approved. The remaining 5,000,000 options granted to the Chief Executive Officer of Fiat S.p.A. also have a vesting period of four years with a quarter of the number vesting each year and may be exercised from November 2010.
     The ability to exercise the options is additionally subject to specific restrictions regarding the duration of the employment relationship or the continuation of the position held. The stock option plan became effective after approval by stockholders in general meeting held on April 5, 2007, and once all its conditions have been satisfied.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The contractual terms of 2006 plan proposed by Board of Directors are as follows:

			Strike
			price	N° of options
Plan	Recipient	Expiry date	(euros)	vested	Vesting date	Vesting portion

Stock Option	Chief Executive Officer	November 3, 2014	13.37	5,000,000	November 2007	25%
November 2006					November 2008	25%
					November 2009	25%
					November 2010	25%

Stock Option	Chief Executive Officer	November 3, 2014	13.37	5,000,000	Spring 2008 (*)	25%*NMC
November 2006					Spring 2009 (*)	25%*NMC
					Spring 2010 (*)	25%*NMC
					Spring 2011 (*)	25%*NMC

Stock Option	Managers	November 3, 2014	13.37	10,000,000	Spring 2008 (*)	25%*NMC
November 2006					Spring 2009 (*)	25%*NMC
					Spring 2010 (*)	25%*NMC
					Spring 2011 (*)	25%*NMC

(*)	On approval of the prior year’s Financial Statements.
     A summary of outstanding stock options at December 31, 2006 is as follows:

	Managers compensation			Compensation as member of the Board
			Average			Average
			remaining			remaining
	Options	Options	contractual	Options	Options	contractual
	outstanding at	outstanding at	life (in years)	outstanding at	outstanding at	life (in years)
	December 31,	December 31,	at December	December 31,	December 31,	at December
	2006	2005	31, 2006	2006	2005	31, 2006
Exercise price (in euros):
6.583	—	—	—	10,670,000	10,670,000	4.0
10.397	2,117,000	3,046,500	3.7	—	—	—
12.699	—	—	—	1,000,000	1,000,000	3.0
13.37 (*)	10,000,000	—	7.8	10,000,000	—	7.8
16.526	1,943,500	2,299,000	2.8	—	—	—
23.708	—	—	—	1,000,000	1,000,000	1.8
24.853	80,000	300,000	2.2	—	—	—
25.459	—	—	—	250,000	250,000	1.6
26.120	241,900	316,000	0.3	—	—	—
28.122	1,051,500	1,788,000	1.1	—	—	—

Total (*)	15,433,900	7,749,500		22,920,000	12,920,000

(*)	At December 31, 2006, the granting of 20,000,000 stock options (of which 10,000,000 to managers and 10,000,000 to the Chief Executive Officer), approved by the Board of Directors on November 3, 2006, was subject to the approval of shareholders in general meeting pursuant to law (occurred on April 5, 2007).
     Changes during the year are as follows:

			Compensation as member of the
	Managers compensation		Board
	Number of	Average exercise	Number of	Average exercise
	shares	price (in euros)	shares	price (in euros)
Outstanding at the beginning of the year	7,749,500	17.51	12,920,000	8.75
Granted (*)	10,000,000	13.37	10,000,000	13.37
Forfeited	—	—	—	—
Exercised	(558,250)	10.397	—	—
Canceled	(1,757,350)	21.54	—	—

Outstanding at December 31, 2006 (*)	15,433,900	14.62	22,920,000	10.76

Exercisable at December 31, 2006	5,433,900	16.93	2,250,000	19.01

Exercisable at December 31, 2005	6,987,875	18.28	2,250,000	19.01

(*)	At December 31, 2006, the granting of 20,000,000 stock options (of which 10,000,000 to managers and 10,000,000 to the Chief Executive Officer), approved by the Board of Directors on November 3, 2006, was subject to the approval of shareholders in general meeting pursuant to law (occurred on April 5, 2007).
     The majority of options that had been granted to managers were exercised during the fourth quarter of the year. The average price of Fiat S.p.A. ordinary shares during this period was 14.14 euros per share.
     As discussed under Significant accounting policies, in the case of share-based payments the Group applies IFRS 2 to all stock options granted after November 7, 2002, which had not yet vested

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
at January 1, 2005, namely the July 2004 and November 2006 stock option plans. For these stock options plans, the fair value calculated at the grant date used to determine the compensation expense to be accrued, based on a binomial pricing model is based on the following assumptions:

	Plan	Plan
	July 2004	November 2006
Fair value at the grant date (euros)	2.440	3.99
Price of Fiat S.p.A. ordinary shares (euros)	6.466	14.425
Historical volatility of Fiat S.p.A ordinary shares (%)	29.37	28.33
Risk free interest rate (%)	4.021	—
     In addition, it is recalled that the dividend payment rate used in the determination of the fair value at the plan grant date in July 2004 was assumed to be zero, based on the experience in the period from 2003 to 2005. In determining the fair value of the November 2006 plan the recent statements made on future dividend prospects of approximately 25% of the consolidated Net result have been considered instead. In addition, the interest rate yield used in the option-pricing model for the 2006 plan is in line with that referred to in Note 19.
     The total cost recognised in the income statement for share-based payments linked to Fiat S.p.A. ordinary shares amounts to 11 million euros in 2006 (10 million euros in 2005).
     Stock Option plans linked to CNH Global N.V. ordinary shares
     In the Agricultural and Construction Equipment Sector, CNH Global N.V. (“CNH”) has granted share-based compensation to directors officers and employees which are linked to shares and which have the following terms:
▪	The CNH Global N.V. Outside Directors’ Compensation Plan (“CNH Directors’ Plan”), as amended on April 28, 2006, provides for the payment of the following to independent outside members of the CNH Global N.V. Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH:
–	an annual retainer fee of 65,000 USD;

–	a committee membership fee of 25,000 USD; and

–	a committee chair fee of 10,000 USD (collectively, the “Fees”)
In addition, on April 7, 2006, outside directors received a one-time grant of 4,000 options to purchase common shares of CNH Global N.V. that vest on the third anniversary of the grant date. Each quarter the outside directors elect the form of payment of 1/4 of their Fees. If the elected form is options, the outside director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share, such fair market value being equal to the average of the highest and lowest sale price of a CNH Global N.V. common share on the last trading day of the New York Stock Exchange preceding the start of each quarter. Stock options granted as a result of such an election vest immediately upon grant, but shares purchased under options cannot be sold for six months following the date of grant.
At December 31, 2006 and 2005, there were 772,296 and 1 million common shares, respectively reserved for issuance under the CNH Directors’ Plan. Outside directors do not receive benefits upon termination of their service as directors.
A summary of outstanding stock options under the CNH Director Plan at December 31, 2006 is as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

		Weighted		Weighted
		Average		Average
	Options	remaining	Options	remaining
	outstanding	contractual	outstanding	contractual
	at December	life (in	at December	life (in
Exercise price (in USD)	31, 2006	years)	31, 2005	years)
9.15 - 15.70	23,271	6.2	64,348	8.3
15.71 - 26.20	50,150	8.6	71,055	8.4
26.21 - 40.00	48,104	8.2	18,654	5.5
40.01 - 56.00	1,622	3.8	4,460	4.9
56.01 - 77.05	3,623	3.3	10,525	4.3

Total at December 31, 2006	126,770	7.8	169,042	7.7

▪	The CNH Equity Incentive Plan, as amended (the “CNH EIP”) provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. In 2006, the CNH EIP was amended to reserve an additional 10,300,000 shares, raising total reserved shares to 15,900,000. The amended CNH EIP now requires that CNH shareholders, at the CNH Global N.V: Annual General meeting or any Extraordinary General Meeting, ratify and approve the maximum number of shares available under the EIP. In connection with this new requirement, CNH received written confirmation from Fiat, which at the time owned approximately 90% of CNH’s issued and outstanding common stock, that would vote at the next Annual General meeting to approve the increase in available shares under the CNH EIP.

Prior to 2006, certain stock option grants were issued which vest ratably over four years from the grant date and expire after ten years. Certain performance-based options, which had an opportunity for accelerated vesting tied to the attainment of specified performance criteria were issued; however, the performance criteria was not achieved. In any event, vesting of these options occurs seven years from the grant date. All options granted prior to 2006 have a contract life of ten years.

Except as noted below, the exercise prices of all options granted under the CNH EIP are equal to or greater than the fair market value of CNH common shares on the respective grant dates. During 2001, CNH granted stock options with an exercise price less than the quoted market price of our common shares at the date of grant. The exercise price of this grant was based upon the average closing price of CNH common shares on the New York Stock Exchange for the thirty-day period preceding the date of grant.

In 2006, the CNH Long-Term Incentive (“LTI”) award discussed below was replaced by plans providing performance based stock options, cash, and stock options. As a part of this change, CNH, in September 2006, granted approximately 2.0 million performance based stock options which will result in an estimated expense over the vesting period of approximately 10 USD million (at targeted performance levels) under its EIP. Target performance levels were not achieved, resulting in only 387,510 shares vesting. All of the other performance based stock options were forfeited. One-third of the options vested with the approval of 2006 results by the Board of Directors. The remaining options will vest equally on the first and second anniversary of the initial vesting date. The actual number of shares vesting may exceed 2.0 million if CNH’s performance exceeds targets; however, if minimum target levels are not achieved, the options will not vest. Options granted under the EIP in 2006 have a five years contractual life.

The following table summarizes outstanding stock options under the CNH EIP at December 31, 2006:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Number of	remaining	Exercise	Number of	Exercise
	Shares	Contractual	Price	Shares	Price
Range of Exercise Price (in USD)	Outstanding	Life	(in USD)	Exercisable	(in USD)
10.00 - 19.99	364,316	5.6	16.20	364,316	16.21
20.00 - 29.99	387,510	5.2	21.20	—	—
30.00 - 39.99	523,600	4.4	31.70	523,600	31.70
40.00 - 69.99	485,040	3.1	68.85	474,084	68.85

Total at December 31, 2006	1,760,466			1,362,000

     The Black-Scholes pricing model was used to calculate the fair value of stock options by CNH. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2006		2005
		Equity		Equity
	Directors’	incentive	Directors’	incentive
	plan	plan	plan	plan
Option life (years)	5	3.25	5	5
Expected volatility of CNH Global N.V. shares (%)	71.0	34.7	72.0	71.5
Expected dividend yield (%)	1.3	1.3	1.3	1.3
Risk-free interest rate (%)	4.8	4.5	3.9	3.7
     Based on this model, the weighted-average fair values of stock options awarded for the years ended December 31, 2006, and 2005 were as follows:

	2006	2005
	(in USD)
CNH Directors’ Plan	14.61	10.13
CNH EIP	5.78	10.18
     Changes during the period in all CNH stock option plans are as follows:

	Directors’ plan		Equity incentive plan
	Number of	Average exercise	Number of	Average exercise
	shares	price (in USD)	shares	price (in USD)
Outstanding at the beginning of the year	169,042	21.60	2,041,070	34.62
Granted during the year	54,589	25.75	2,010,046	21.20
Forfeited during the year	(33,874)	34.74	(1,814,131)	22.84
Exercised during the year	(62,987)	14.10	(476,519)	16.20
Expired during the year	—	—	—	—

Outstanding at December 31, 2006	126,770	23.19	1,760,466	36.42

Exercisable at December 31, 2006	82,770	22.43	1,362,000	40.48

Exercisable at December 31, 2005	141,872	22.50	1,747,634	36.76

     Under the CNH EIP, performance-based restricted shares may also be granted. CNH establishes the period and conditions of performance for each award and holds the shares during the performance period. Performance-based restricted shares vest upon the attainment of specified performance objectives. Certain performance-based restricted shares vest no later than seven years from the award date.
     In 2004, a LTI award for which payout is tied to achievement of specified performance objectives was approved under the CNH EIP for selected key employees and executive officers. The

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
LTI awards are subject to the achievement of certain performance criteria over a 3-year performance cycle. At the end of the 3-year performance cycle, any earned awards will be satisfied equally with cash and CNH common shares as determined at the beginning of the performance cycle, for minimum, target, and maximum award levels.
     As a transition to the LTI, the first award for the 2004-2006 performance cycle provided an opportunity to receive an accelerated payment of 50% of the targeted award after the first two years of the performance cycle. Objectives for the first two years of the performance cycle were met and an accelerated payment of cash and 66,252 shares were issued in 2006. Ultimately, the cumulative results for the 2004-2006 performance cycle were achieved and the remaining award will be issued in early 2007.
     A second 3 year LTI award for the 2005-2007 performance cycle was granted in 2005. Vesting will occur after 2007 results are approved by the CNH Global N.V. Board of Directors.
     In connection with changes to the LTI, CNH granted approximately 2.2 million performance based, non-vested share awards under its EIP to approximately 200 of the Company’s top executives. These shares were to cliff vest when 2008 audited results are approved by the CNH Global N.V. Board of Directors (estimated to be February 2009) if specified fiscal year 2008 targets were achieved. In December 2006, CNH extended this grant by providing participants an additional opportunity for potential partial payouts should these targets not be achieved until 2009 or 2010. All other terms remained unchanged. The grant date fair value on the date of the modification ranges from 27.35 USD per share to 26.27 USD depending on the service period over which the grant ultimately vests. The fair value is based on the market value of CNH’s common shares on the date of the grant modification and is adjusted for the estimated value of dividends which are not available to participants during the vesting period. Depending on the period during which targets are achieved, the estimated expense over the service period can range from approximately 28 USD million to 52 USD million (current estimate is 38 USD million). If specified targets are not achieved by 2010, the shares granted will not vest.
     As of December 31, 2006, outstanding performance shares under the 2006, 2005, and 2004 awards under the CNH EIP were as follows:

	2006	2005	2004
	award	award	award
	(number of shares)
Granted	4,475,000	195,946	235,134
Cancelled	(2,237,500)	—	—
Exercised	—	—	(66,252)
Forfeited	—	(45,834)	(119,442)

Outstanding at December 31. 2006	2,237,500	150,112	49,440

     As of December 31, 2006 and 2005, there were 10,642,793 common shares available for issuance under the CNH EIP.
     The total cost recognised in the 2006 income statement for all share-based compensation linked to CNH Global N.V. ordinary shares amounted to 4 million euros (1 million euros in 2005).
     Stock Option linked to Ferrari S.p.A. ordinary shares
     Under this scheme, certain employees of Ferrari S.p.A., and the Chairman and the Chief Executive Officer of the company at the time, have the option to acquire respectively 207,200 and 184, 000 Ferrari S.p.A. ordinary shares at a strike price of 175 euros per share. Under the scheme the options may be exercised until December 31, 2010, wholly or partially, and are subject to a limited extent to the company’s listing process. A total of 104,000 options granted to the Chairman of Ferrari S.p.A. were exercised in 2006 and settled by carrying out an increase in capital stock, while a further 140,800 options were forfeited. At December 31, 2006 the employees and the chairman held

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
respective totals of 66,400 and 80,000 stock option rights under this scheme, all of whose exercise rights are subordinated to the listing of the company.
     Cash-settled share-based payments
     Certain entities of the Fiat Powertrain Technologies Sector have agreed in 2001, 2002, 2003 and 2004 with a number of employees a total of four cash-settled share-based payment defined Stock Appreciation Rights (SAR) plans. Under these plans, certain employees involved have the right to receive a payment corresponding to the increase in share price between the grant date and the exercise date of General Motors $1 2/3 shares listed in New York and Fiat S.p.A. ordinary shares listed in Milan. The right is exercisable from the vesting date to the expiry date of the plans and is subordinated to certain conditions (Non-Market Conditions “NMC”). The contractual terms of these rights are as follows:

				Outstanding	Outstanding
		Vesting date		rights on	rights on	Grant
				GM $1 2/3	Fiat S.p.A.	price	Grant
				shares at	shares at	GM $1	price Fiat
				December	December	2/3	S.p.A.	Vesting
Plan	Grant date	From	Until	31, 2006	31, 2006	(in USD)	(in euros)	portion

2001	February 12, 2002	March 1, 2002	February 12, 2009	45,053	220,176	49.57	15.50	100%*NMC

2002	February 12, 2002	February 12, 2003	February 12, 2010	44,580	207,490	49.57	15.50	1/3*NMC
		February 12, 2004	February 12, 2010					1/3*NMC
		February 12, 2005	February 12,2010					1/3*NMC

2003	February 11, 2003	February 11, 2004	February 11, 2011	46,644	96,694	36.26	7.95	1/3*NMC
		February 11, 2005	February 11, 2011					1/3*NMC
		February 11, 2006	February 11, 2011					1/3*NMC

2004	February 10, 2004	February 10, 2005	February 11, 2012	40,470	181,042	49.26	6.03	1/3*NMC
		February 10, 2006	February 11, 2012					1/3*NMC
		February 10, 2007	February 11, 2012					1/3*NMC
     Changes during the period are as follows:

	rights on GM $1 2/3	rights on Fiat
	shares	S.p.A. shares
Outstanding at the beginning of the year	176,747	847,135
Granted during the year	—	—
Forfeited during the year	—	—
Exercised during the year	—	(141,733)
Expired during the year	—	—

Outstanding at December 31, 2006	176,747	705,402

Exercisable at December 31, 2006	176,747	705,402

Exercisable at December 31, 2005	176,747	847,135

     In accordance with IFRS 2, the Group measures the liability arising from cash-settled share-based payment transactions at fair value at each reporting date and at the date of settlement; the changes in the fair value of these liabilities are recognised in the income statement for the period. At December 31, 2006 and 2005, the Group measured the fair value of the liabilities generated by these plans using the binomial method based on the following assumptions:

	At December 31,
	2006		2005
		Fiat S.p.A.		Fiat S.p.A.
	GM $1 2/3	ordinary	GM $12/3	ordinary
	share	share	share	share
Closing price	$30.72	€14.425	$19.42	€7.36
Expected volatility (%)	42.67	28.33	77.56	28.39
Expected dividend yield (%)	3.26	—	10.30	—

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The dividends expected to be paid on the ordinary shares of Fiat S.p.A. and used in the binomial model for 2006 are those referred to in recent statements made by the Group, consistent with the approach taken for the stock options granted by Fiat S.p.A. in 2006.
     The fair value of the above mentioned rights at December 31, 2006 and at December 31, 2005 amounts to:

	Fair value at December 31,
	2006		2005
		Fiat S.p.A.	GM $1 2/3	Fiat S.p.A.
	GM $1 2/3 share	ordinary share	share	ordinary share
2001 Plan	2.33	2.18	3.28	0.23
2002 Plan	3.44	2.64	3.99	0.41
2003 Plan	6.37	6.95	5.37	2.10
2004 Plan	5.22	8.59	4.92	3.15
     A loss of 2 million euros from the total change in the fair value of these cash-settled share-based payment plans was recognized by the Group in 2006 income (a loss of 2 million euros in 2005).
     (iii) Treasury stock
     Treasury stock consists of 3,773,458 Fiat S.p.A. ordinary shares for an amount of 24 million euros (4,331,708 ordinary shares for an amount of 28 million euros at December 31, 2005).
     (iv) Capital reserve
     At December 31, 2006, the Capital reserve includes 682 million euros of Additional paid-in capital for a total amount of 1,541 million euros consisting of the share premium paid by the subscribers of the capital increase made after the extinguishment of the Mandatory Convertible Facility on September 20, 2005 described at the paragraph Capital stock; 859 million euros are into Earning reserves.
     (v) Earning reserves
     The principal earning reserves are as follows:
▪	The legal reserve of Fiat S.p.A. of 447 million euros at December 31, 2006 (447 million euros at December 31, 2005);

▪	Retained earnings totalling 262 million euros at December 31, 2006 (retained losses totalling 1,055 million euros at December 31, 2005);

▪	The net result before minority interest of 1,065 million euros for the year ended December 31, 2006 (net result of 1,331 million euros for the year ended December 31, 2005);

▪	The share based payments reserve of 27 million euros at December 31, 2006 (16 million euros at December 31, 2005).
     (vi) Income (expense) recognized directly in equity
     This item consists of accumulated other comprehensive income at December 31, 2006; changes for the two years then ended are as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

				Income
				(expense)
	Cash flow	Available-	Cumulative	recognized
	hedge	for-sale	translation	directly in
	reserve	reserve	differences	equity
	(in millions of euros)
Balances at January 1, 2005	33	75	(75)	33

Gains (losses) recognized directly in the cash flow hedge reserve	(16)	—	—	(16)
Gains (losses) recognized directly in the available-for-sale reserve	—	61	—	61
Gains (losses) on translation differences	—	—	921	921
(Net profit) loss	(44)	—	—	(44)

Balances at December 31, 2005	(27)	136	846	955

Gains (losses) recognized directly in the cash flow hedge reserve	109	—	—	109
Gains (losses) recognized directly in the available-for-sale reserve	—	46	—	46
Gains (losses) on translation differences	—	—	(551)	(551)
(Net profit) loss	(6)	(12)	(1)	(19)

Balances at December 31, 2006	76	170	294	540

     (vii) Minority interest
     The minority interest in stockholders’ equity of 674 million euros (732 million euros at December 31, 2005) refers mainly to the following companies consolidated on a line-by-line basis:

	At December 31,
	2006	2005
	(% held by minority stockholders)
Italian companies:
Ferrari S.p.A.	15.0	44.0
Teksid S.p.A.	15.2	15.2
Foreign companies:
CNH Global N.V.	10.3	16.1
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
     In the case of defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. Liabilities for contributions accrued but not paid are included in the item Other payables (see Note 30). The entity recognise the contribution cost when the employee has rendered his service and includes this cost by destination in Cost of Sales, Selling, General and Administrative costs and Research and development costs. In 2006, these expenses totalled 1,161 million euros (1,080 million euros and 1,070 million euros in 2005 and 2004, respectively).

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer and from which the employee benefits are paid.
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
     Provisions for employee benefits at December 31, 2006 and 2005 are as follows:

	At December 31,
	2006	2005
	(in millions of euros)
Post-employment benefits:
Employee severance indemnity	1,270	1,283
Pension Plans	795	903
Health care plans	986	1,102
Other	259	294

Total post-employment benefits	3,310	3,582
Other provisions for employees	266	216
Other long-term employee benefits	185	152

Total provision for employee benefits	3,761	3,950

Defined benefit plan assets	11	—

Total Defined benefit plan assets	11	—

     In 2006, changes in Other provisions for employees and in Other long-term employee benefits are as follows:

				Change in
				the scope of
	At			consolidation	At
	December			and other	December
	31, 2005	Provision	Utilization	changes	31, 2006
	(in millions of euros)
Other provisions for employees	216	209	(129)	(30)	266
Other long-term employee benefits	152	21	(14)	26	185

Total	368	230	(143)	(4)	451

     In 2005, changes in Other provisions for employees and in Other long-term employee benefits were as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

				Change in
				the scope of
	At			consolidation	At
	December			and other	December
	31, 2004	Provision	Utilization	changes	31, 2005
	(in millions of euros)
Other provisions for employees	100	136	(28)	8	216
Other long-term employee benefits.	140	18	(13)	7	152

Total	240	154	(41)	15	368

     Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following actuarial assumptions:

	At December 31,
	2006				2005
	Italy	USA	UK	Other	Italy	USA	UK	Other
	(in %)
Discount rate	3.98	5.80	5.00	4-5	3.53	5.50	4.75	1-5.25
Future salary increase	3.65	n/a	3.50	1.5-3.5	2.58	n/a	3.50	2.25-3.5
Inflation rate	2.00	n/a	3.00	2.00	2.00	n/a	2.75	2.00
Increase in healthcare costs	n/a	5-10	n/a	n/a	n/a	5-10	n/a	n/a
Expected return on plan assets	n/a	8.25	7.25	n/a	n/a	8.25	6.88	n/a
     (i) Reserve for employee severance indemnity (“TFR”)
     The reserve for employee severance indemnities comprises liability for severance indemnities that Italian companies accrue each year end for employees, as required by Italian labour legislation. This provision is settled to retiree employees and, shall be partially paid in advance if certain conditions are met. This defined benefit post-employment plan is unfunded.
     (ii) Pension plans
     The item Pension plans consists principally of the obligations of Fiat Group companies operating in the United States (mainly to the CNH Sector) and in the United Kingdom.
     Under these plans a contribution is generally made to a separate fund (trust) which independently administers the plan assets. The plan provides for a fixed contribution by employees and for a variable contribution by the employer necessary to, at a minimum, to satisfy the funding requirements as prescribed by the laws and regulations of each country. Prudently the Group makes discretionary contributions in addition to the funding requirements. If these funds are overfounded, that is if they present a surplus compared to the requirements of law, the Group companies concerned are not required to contribute to the plan in respect of the minimum performance requirement as long as the fund is in surplus. The administration strategy for these assets depends on the features of the plan and on the maturity of the obligations. Typically, longer term plan benefit obligations are funded by investing in more equity securities; shorter term plan benefit obligations are funded by investing in more fixed income securities.
     With regard to pension plans in the United States from January 1, 2003 CNH Global N.V. makes contributions to these plans also by ordinary shares and not only by cash.
     In the United Kingdom the Fiat Group participates in a plan financed by various entities belonging to the Fiat Group, called the “Fiat Group Pension Scheme”, amongst others. Under this plan, participating employers make contributions on behalf of their active employees (active), retirees (pensioners) and employees who have left the Group but have not yet retired (deferred).

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     The amounts recognized in the balance sheet at December 31, 2006 and 2005 for post-employment benefits are as follows:

	Employee severance
	indemnity		Pension Plans		Health care plans		Other
	At December 31,		At December 31,		At December 31,		At December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
	(in millions of euros)
Present value of funded obligations	—	—	2,296	2,647	—	—	—	—
Less: Fair value of plan assets	—	—	(2,176)	(2,115)	—	—	—	—

	—	—	120	532	—	—	—	—
Present value of unfunded obligations	1,362	1,417	811	539	1,109	1,417	278	323
Unrecognized actuarial gains (losses)	(92)	(134)	(151)	(164)	(161)	(370)	(18)	(28)
Less: Unrecognized past service cost	—	—	(1)	(4)	38	55	(1)	(1)
Unrecognized assets	—	—	5	—	—		—

Net liability	1,270	1,283	784	903	986	1,102	259	294

Amounts in the balance sheet:
Liabilities	1,270	1,283	795	903	986	1,102	259	294
Less: Assets	—	—	(11)	—	—	—	—	—

Net liability	1,270	1,283	784	903	986	1,102	259	294

     The amounts recognized in the income statement for Post-employment benefits are as follows:

	Employee severance
	indemnity		Pension Plans		Health care plans		Other
	2006	2005	2006	2005	2006	2005	2006	2005
	(in millions of euros)
Current service cost	91	86	37	48	12	12	13	16
Interest costs	49	33	149	146	67	60	11	9
Less: Expected return on plan assets	—	—	(152)	(133)	—	—	—	—
Net actuarial losses (gains) recognized in the year	3	1	(4)	—	22	14	(2)	4
Past service costs	—	—	1	1	(11)	(11)	—	1
Paragraph 58 adjustment	—	—	3	—	—	—	—	—
Losses (gains) on curtailments and settlements	—	—	—	—	—	—	(1)	(1)
Plan amendments	—	—	15	(8)	(31)	(98)	—	—
Other	1	1	—	(7)	—	1	—	(3)

Total cost (gains) for post-employment benefits	144	121	49	47	59	(22)	21	26

Actual return on plan assets	n/a	n/a	198	213	n/a	n/a	n/a	n/a

     Changes in the present value of Post-employment obligations are as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	Employee severance
	indemnity		Pension Plans		Health care plans		Other
	2006	2005	2006	2005	2006	2005	2006	2005
	(in millions of euros)
Present value of obligation at the beginning of the year	1,417	1,243	3,186	2,830	1,417	1,186	323	278

Current service cost	91	86	37	48	12	12	13	16
Interest costs	49	33	149	146	67	60	11	9
Contribution by plan participants	—	—	6	5	7	7	—	—
Actuarial losses (gains)	(39)	47	41	137	(156)	177	(4)	8
Exchange rate differences	—	—	(89)	185	(140)	187	(4)	5
Benefits paid	(141)	(150)	(158)	(162)	(67)	(64)	(37)	(39)
Past service cost	—	—	—	—	—	(49)	—	2
Change in scope of consolidation	(5)	158	(4)	(1)	—	—	(6)	24
(Gains) Losses on curtailments	—	—	—	—	—	—	—	(1)
(Gains) Losses on settlements	—	—	(72)	—	—	—	—
Plan amendments	—	—	15	(8)	(31)	(98)	—	—
Other changes	(10)	—	(4)	6	—	(1)	(18)	21

Present value of obligation at the end of the year	1,362	1,417	3,107	3,186	1,109	1,417	278	323

     The item (Gains) Losses on settlements (-72 million euros) is referred to the settlement of a funded defined benefit pension plan in the Trucks and Commercial Vehicles Sector as a consequence of the disposal to an insurance company of a pension plan of a subsidiary being wound up.
     Plan amendments, recognised in the income statement and in changes in the present value of the obligations, mainly relate to 1) the effect of the modifications made to the CNH U.S. Pension Plan during the year, following a reduction in the number of members of the plan and the granting of various benefits to employees and 2) the amendments to healthcare plans including an effect of 25 million euros in 2006 arising from modifications to the “CNH Health & Welfare Plan” and the “CNH Employee Group Insurance Plan”.
     The effect of Plan amendments in 2005 on the amounts recognised for pension plans and healthcare plans both in the income statement and in changes in the present value of the obligations, was mainly due to a structural reduction in welfare benefits and resulting costs in North America, carried out by the CNH entities. These amendments mainly regarded the “CNH Health & Welfare Plan”, the “CNH Employee Group Insurance Plan” and the “CNH Retiree Medical Savings Account Plan”.
     Changes in the scope of consolidation relate mostly to the deconsolidation of the subsidiaries transferred to the FAFS joint venture and the disposal of Sestrieres S.p.A. In 2005, this change principally related the first-time consolidation of the assets and liabilities of Powertrain, formerly part of Fiat-GM Powertrain, the joint venture with General Motors, and the effect of acquiring control of Leasys S.p.A.
     Other changes includes the reclassification of the employee severance indemnity liability and other defined benefit plan liabilities of Ingest Facility S.p.A. to Liabilities held for sale.
     Changes in the fair value of plan assets are as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	Pension Plans
	2006	2005
	(in millions of euros)
Opening fair value of plan assets	2,115	1,709

Expected return on plan assets	152	133
Actuarial gains (losses)	46	80
Exchange rate differences	(74)	146
Contribution by employer	147	180
Contribution by plan participants	6	9
Benefits paid	(145)	(147)
Change in the scope of consolidation	—	1
(Gains) losses on settlements	(72)	—
Other changes	1	4

Closing fair value of plan assets	2,176	2,115

     Plan assets for Post-employment benefits mainly consist of listed equity instruments and fixed income securities; plan assets do not include treasury stock of Fiat S.p.A. or properties occupied by Group companies.
     Plan assets may be summarised as follows:

	At December 31,
	2006	2005
	(in %)
Third party equity instruments	56	54
Third party debt instruments	39	42
Properties occupied by third parties	1	1
Other assets	4	3
     Assumed healthcare cost trend rates have a significant effect on the amount recognised in the 2006 income statement. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage	One percentage
	point increase	point decrease
	(in millions of euros)
Effect on the aggregate of the service costs and interest cost	26	21
Effect on defined benefit obligation	156	122
     The present value of the defined benefit obligations at December 31, 2006 and at the end of the three previous years is as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31,
	2006	2005	2004	2003
	(in millions of euros)
Present value of obligation:
Employee severance indemnity	1,362	1,417	1,243	1,265
Pension plans	3,107	3,186	2,830	2,713
Healthcare plans	1,109	1,417	1,186	1,095
Others	278	323	278	275

Total	5,856	6,343	5,537	5,348

     The effects of the differences between the previous actuarial assumptions and what has actually occurred (experience adjustments) at December 31, 2006 and 2005, is as follows:

	At December 31,
	2006	2005
	(in millions of euros)
Experience adjustments actuarial (gains) losses:
Employee severance indemnity	(3)	48
Pension plans	57	(7)
Healthcare plans	6	18
Others	61	(25)

Total Experience adjustments actuarial (gains) losses on the present value of defined benefit obligation	121	34

Plan assets	10	15

Total Experience adjustments actuarial (gains) losses on the fair value of the plan assets	10	15

     The best estimate of expected contribution to pension and healthcare plan for 2007 is as follows:

2007
(in millions of euros)
Pension plans	151
Healthcare plans	69

Total expected contribution	220

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (27) Other provisions
     Changes in Other provisions for the year ended at December 31, 2006 are as follows:

	At					At
	December			Release to	Other	December
	31, 2005	Charge	Utilization	income	changes	31, 2006
	(in millions of euros)
Warranty provision	1,046	1,157	(981)	(28)	60	1,254
Restructuring provision	488	331	(224)	(9)	(25)	561
Investment provision	71	—	—	—	(4)	67
Other risks	3,143	2,046	(1,886)	(178)	(157)	2,968

Total Other provisions	4,748	3,534	(3,091)	(215)	(126)	4,850

     The effect of discounting provisions amounts to 10 million euros in 2006 and has been included in the Other changes as the negative effect of exchange rate differences amounting to 87 million euros.
     The warranty provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering, past experience and specific contractual terms.
     The restructuring provision comprises the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to 456 million euros at December 31, 2006 (391 million euros at December 31, 2005), other costs for exiting activities amounting to 25 million euros at December 31, 2006 (10 million euros at December 31, 2005) and other costs totalling 80 million euros at December 31, 2006 (87 million euros at December 31, 2005).
     The total balance at December 31, 2006 relates to corporate restructuring programs of the following Sectors (in millions of euros): Fiat Group Automobiles 137 (175 at December 31, 2005); Agricultural and Construction Equipment 148 (72 at December 31, 2005); Powertrain 61 (15 at December 31, 2005), Trucks and Commercial Vehicles 49 (102 at December 31, 2005); Metallurgical Products 18 (19 at December 31, 2005); Components 25 (28 at December 31, 2005); Production Systems 83 (48 at December 31, 2004); Services 18 (16 at December 31, 2005); Other sectors 22 (13 at December 31, 2005).
     The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of these provisions are as follows.

	At December 31,
	2006	2005
	(in millions of euros)
Sales incentives	851	856
Legal proceedings and other disputes	630	598
Commercial risks	808	877
Environmental risks	95	149
Indemnities	49	87
Other reserves for risk and charges	535	576

Other risks	2,968	3,143

     A description of these follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
•	Sales Incentives — These provisions relate to sales incentives that are offered on a contractual basis to the Group’s dealer networks, primarily on the basis of the dealers achieving a specific cumulative level of revenue transactions during the calendar year. This provision is estimated based on the information available regarding the sales made by the dealers during the calendar year. The provision also includes sales incentives such as cash rebates announced by the Group and provided by dealers to customers, for which the dealers are reimbursed. The Group records these provisions when it is probable that the incentive will be provided and the Group’s inventory is sold to its dealers. The Group estimates these provisions based on the expected use of these rebates with respect to the volume of vehicles that has been sold to the dealers.
•	Legal proceedings and other disputes: this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:
–	legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual or patent disputes);

–	legal proceedings involving claims with active and former employees;

–	legal proceedings involving different tax authorities.
None of these provisions is individually significant. Each Group company recognises a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company evaluates their legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the Group and others in similar situations and the Group’s intentions with regard to further action in each proceeding. Fiat’s consolidated provision aggregates these individual provisions established by each of the Group’s companies.

•	Commercial risks — This provision includes the amount of obligations arising in connection with the sale of products and services such as extended warranty agreements and maintenance contracts. An accrual is recorded when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.

This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.

•	Environmental risks — Based upon currently available information, the reserve represents management’s best estimate of the Group’s potential environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

•	Indemnities — The reserve for indemnities relates to contractual indemnities provided by the Group in connection with significant divestitures carried out in 2006 and prior years. These liabilities primarily arise from indemnities relating to contingent liabilities in existence at the time of the sale, as well as those covering any breach of the representations and warranties provided in the contract and, in certain instances, environmental or tax matters. These provisions were determined estimating the amount of the expected outflow of resources, taking into consideration the relevant level of probability of occurrence.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
        (28) Debt
        A breakdown of debt and an analysis by due date are as follows:

	At December 31,
	2006				2005
						Due
		Due	Due			between	Due
	Due	between	beyond		Due	one and	beyond
	within	one and	five		within	five	five
	one year	five years	years	Total	one year	years	years	Total
	(in millions of euros)
Asset-backed financing	4,542	3,767	35	8,344	7,426	3,254	49	10,729

Other debt:
Bonds	547	5,160	1,590	7,297	2,766	2,307	2,561	7,634
Borrowings from banks	1,590	1,609	150	3,349	2,358	2,557	128	5,043
Loans for banking activities	—	—	—	—	1,255	—	—	1,255
Payables represented by securities	282	33	—	315	392	—	—	392
Other	656	173	54	883	564	92	52	708
Total Other debt	3,075	6,975	1,794	11,844	7,335	4,956	2,741	15,032

Total Debt	7,617	10,742	1,829	20,188	14,761	8,210	2,790	25,761

     The item Asset-backed financing represents the amount of financing received through both securitization and factoring transactions which do not meet IAS 39 derecognition requirements and is recognized as an asset in the balance sheet under the item Current receivables (Note 19).
     The bonds issued by the Fiat Group are governed by different terms and conditions according to their type as follows:
▪	Global Medium Term Note (GMTN Program): a maximum of 15 billion euros may be used under this Program, of which notes of approximately 4.2 billion euros have been issued to date; the program is guaranteed by Fiat S.p.A. The issuer taking part in the program is, among others, Fiat Finance & Trade Ltd. for an amount outstanding of 4,175 million euros. During 2006, under this program, a bond having a nominal value of 1 billion euros has been issued at a price of 99.565; this bond bears fixed interest at 5.625% and is repayable on November 15, 2011.

▪	Convertible bonds: these represent the residual debt of 13 million euros remaining after the partial repayment in July 2004, of the 5-year bond originally convertible into General Motors Corporation common stock (the “Exchangeable bond”) at a conversion price of 69.54 U.S. dollars per share, bearing interest at 3.25% and repayable on January 9, 2007. In order to hedge the risk, implicit in the bond, of an increase in the General Motors share price above 69.54 U.S. dollars, the Group purchased call options on General Motors common stock. These options, although originally purchased for hedging purposes, are classified as trading (see also Note 22).

▪	Other bonds: these refer to the following issues:
–	Fiat Finance & Trade Ltd. bond having a nominal value of 1 billion euros, issued at par, bearing fixed interest at 6.625% and repayable on February 15, 2013.

–	Case New Holland Inc. (“CNH Inc.”) bond having a nominal value of 500 million of U.S. dollars (equivalent to 380 million euros), issued in 2006 at par, bearing annual interest at 7.125% and repayable in 2014.

–	Bonds issued by Case New Holland Inc. in 2003 (bearing coupon interest at 9.25% and repayable on August 1, 2011 for an amount of 1,050 million U.S. dollars,

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
equivalent to 797 million euros) and in 2004 (bearing coupon interest at 6.00% and repayable on June 1, 2009 for an amount of 500 million U.S. dollars, equivalent to 380 million euros); the bond indenture contains a series of financial covenants that are common to the high yield American bond market.

–	Bonds issued by CNH America LLC and CNH Capital America for a total amount outstanding of 381 million U.S. dollars, equivalent to 289 million euros.
     In 2006, the increases in the item Bonds arising from the new issues made by Fiat Finance and Trade Ltd. and CNH Inc. have been partially offset by the repayment at maturity of previous bonds, in particular those issued by Fiat Finance and Trade Ltd. (2,243 million euros), and Fiat Finance Canada (100 million euros), as part of the Global Medium Term Note Programme.
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
     The major bond issues outstanding at December 31, 2006 are the following:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

		Face value of
		outstanding			Outstanding
	Currency	bonds	Coupon	Maturity	amount
		(in millions)			(in millions of euros)
Global Medium Term Notes:
Fiat Finance & Trade Ltd.(1)	EUR	1,000	6.25%	February 24, 2010	1,000
Fiat Finance & Trade Ltd.(1)	EUR	1,300	6.75%	May 25, 2011	1,300
Fiat Finance & Trade Ltd.(1)	EUR	617	(2))	(2)	617
Fiat Finance & Trade Ltd.(5)	EUR	1,000	5.625%	November 15, 2011	1,000
Others (3)					258

Total Global Medium Term Notes					4,175

Convertible bonds:
Fiat Fin. Luxembourg S.A. (4)	USD	17	3.25%	January 9, 2007	13

Total Convertible bonds					13

Other bonds:
CNH Capital America LLC	USD	127	6.75%	October 21, 2007	96
Case New Holland Inc.	USD	500	6.00%	June 1, 2009	380
Case New Holland Inc.	USD	1,050	9.25%	August 1, 2011	797
Fiat Finance & Trade Ltd. (5)	EUR	1,000	6.625%	February 15, 2013	1,000
Case New Holland Inc.	USD	500	7.125%	March 1, 2014	380
CNH America LLC	USD	254	7.25%	January 15, 2016	193

Total Other bonds					2,846

Hedging effect and amortised cost valuation					263

Total Bonds					7,297

(1)	Bonds listed on the Mercato Obbligazionario Telematico of the Italian stock exchange (EuroMot). In addition, the majority of the bonds issued by the Fiat Group are also listed on the Luxembourg stock exchange.

(2)	“Fiat Step-Up Amortizing 2001-2011” bonds repayable at face value in five equal annual instalments each for 20% of the total issued (617 million euros) due beginning from the sixth year (November 7, 2007) by reducing the face value of each bond outstanding by one-fifth. The last instalment will be repaid on November 7, 2011. The bonds pay coupon interest equal to: 4.40% in the first year (November 7, 2002), 4.60% in the second year (November 7, 2003), 4.80% in the third year (November 7, 2004), 5.00% in the fourth year (November 7, 2005), 5.20% in the fifth year (November 7, 2006), 5.40% in the sixth year (November 7, 2007), 5.90% in the seventh year (November 7, 2008), 6.40% in the eighth year (November 7, 2009), 6.90% in the ninth year (November 7, 2010), 7.40% in the tenth year (November 7, 2011).

(3)	Bonds with amounts outstanding equal to or less than the equivalent of 50 million euros.

(4)	Bonds convertible into General Motors Corporation common stock.

(5)	Bonds listed on the Irish Stock Exchange
     The Fiat Group intends to repay the issued bonds in cash at due date by utilising available liquid resources. At December 31, 2006, the Fiat Group also had unused committed credit lines expiring after 2007 of approximately 2 billion euros.
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
     The annual interest rates and the nominal currencies of debt are as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	Interest rate
				from	greater
	less than	from 5% to	from 7.5%	10% to	than
	5%	7.5%	to 10%	12.5%	12.5%	Total
	(in millions of euros)
Euro	2,714	5,628	271	—	1	8,614
U.S. dollar	85	6,886	812	15	1	7,799
Brazilian real	175	43	1,211	211	434	2,074
British pound	29	49	—	—	—	78
Canadian dollar	12	924	—	—	—	936
Other	76	512	76	14	9	687

Total Debt	3,091	14,042	2,370	240	445	20,188

     Debt with annual nominal interest rates in excess of 12.5% relate principally to Group’s subsidiaries operating in Brazil.
     For further information on the management of interest rate and exchange rate risk reference should be made to the previous section Risk Management and to Note 34.
     The fair value of Debt at December 31, 2006 amounts approximately to 20,484 million euros (approximately 25,624 million euros at December 31, 2005), determined using the quoted market price of financial instruments, if available, or the related future cash flows. The amount is calculated using the interest rates stated in Note 19, suitably adjusted to take account of the Group’s current creditworthiness.
     At December 31, 2006 the Group has outstanding financial lease agreements for certain property, plant and equipment whose net carrying amount totalling 70 million euros (96 million euros at December 31, 2005) is included in the item Property, plant and equipment (Note 14). Payables for finance leases included in the item Other debt amount to 57 million euros at December 31, 2006 (145 million euros at December 31, 2005) and are analysed as follows:

	At December 31,
	2006				2005
		Due				Due
		between	Due			between	Due
	Due	one and	beyond		Due	one and	beyond
	within	five	five		within	five	five
	one year	years	years	Total	one year	years	years	Total
	(in millions of euros)
Minimum future lease payments	16	39	6	61	79	59	17	155
Interest expense	(1)	(3)	—	(4)	(4)	(5)	(1)	(10)

Present value of minimum lease payments	15	36	6	57	75	54	16	145

     The significant decrease in finance lease payables is mostly the result of paying the final installments of 58 million euros in 2006 of an agreement for the lease of assets that were fully impaired in prior years.
     Debt secured by mortgages on assets of the Group amounts to 190 million euros at December 31, 2006 (710 million euros at December 31, 2005), of which 57 million euros (145 million euros at December 31, 2005) due to creditors for assets acquired under finance leases. The total carrying amount of assets acting as security for loans amounts to 223 million euros at December 31, 2006 (872 million euros at December 31, 2005). In addition, it is recalled that the group’s assets include current receivables and set-aside cash to be used for settling asset-backed financing of 8,344 million euros (10,729 million euros at December 31, 2005).
     Net financial position
     In compliance with Consob Regulation issued on July 28, 2006 and in conformity CESR’s

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
Recommendations for the consistent implementation of the European Commission’s Regulation on Prospectuses issued on February 10, 2005, the Net financial position of the Fiat Group is as follows:

	At
	December 31,
	2006	2005
	(in millions of euros)
Liquidity (a):	7,965	6,973

Cash and cash equivalents	7,736	6,417
Cash and cash equivalents included as Assets held for sale	5	—
Securities held for trading (Current securities)	224	556

Current financial receivables (Receivables from financing activities) (b):.	11,743	15,973

from jointly controlled financial services entities	143	—
from other related parties	48	73
from third parties	11,552	15,900

Current financial receivables included as Assets held for sale (c)	5	—

Other current financial assets (Other financial assets) (d)	382	454

Debt (e):	20,188	25,761

due to related parties	734	365
due to third parties	19,454	25,396

Debt included as Liabilities held for sale (f)	33	—

Other current financial liabilities (Other financial liabilities) (g)	105	189

Net financial position (h) = (a+b+c+d-e-f-g):	(231)	(2,550)

due to related parties	(543)	(292)
due to third parties	312	(2,258)
     The item Receivables from financing activities includes the entire portfolio of the financial services entities, classified as current assets as they will be realized during the normal operating cycle of these companies.
     The following is reconciliation between Net financial position as presented in the above table and Net debt:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31,
	2006	2005
	(in millions of euros)
Net financial position	(231)	(2,550)

Less: Current financial receivables, excluding those due from jointly controlled financial services companies amounting to 143 million euros at December 31, 2006	(11,605)	(15,973)

Consolidated net debt	(11,836)	(18,523)

     Reference should be made to Notes 19, 21, 22 and 23 and the information provided in Note 28 for a further analysis of the items in the table.
     (29) Trade payables
     An analysis by due date of trade payables at December 31, 2006 and 2005is as follows:

At December 31,
	2006				2005
		Due				Due
		between	Due			between	Due
	Due	one and	beyond		Due	one and	beyond
	within	five	five		within	five	five
	one year	years	years	Total	one year	years	years	Total
(in millions of euros)
Trade payables	12,602	1	—	12,603	11,773	4	—	11,777

     The carrying amount of Trade payables is considered in line with their fair value at the balance sheet date.
     (30) Other payables
     An analysis of Other payables at December 31, 2006 and 2005 is as follows:

	At December 31,
	2006	2005
	(in millions of euros)
Current tax payables	311	388

Others:
Payables to personnel	496	483
Tax payables	690	581
Social security payables	341	354
Advances on buy-back agreements	2,370	2,171
Other minor	811	844
Total Others	4,708	4,433

Total Other payables	5,019	4,821

     An analysis of Other payables by due date is as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

At December 31,
	2006				2005
		Due				Due
		between	Due			between	Due
	Due	one and	beyond		Due	one and	beyond
	within	five	five		within	five	five
	one year	years	years	Total	one year	years	years	Total
(in millions of euros)
Other payables	4,055	903	61	5,019	3,819	879	123	4,821

     The item Advances on buy-back agreements refers to agreements entered into by the Group during the year or which still remain effective at the balance sheet date. An amount of 1,316 million euros relates to assets included in Property, plant and equipment, with the balance of 1,054 million euros relating to inventories.
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
     (31) Accrued liabilities and deferred income
     The item Accrued liabilities and deferred income includes public grants recognized as income over the useful lives of the assets to which they relate. Furthermore, the item comprises deferred income relating to service contracts, as well as accrued liabilities for costs that will be settled in the following year.
     (32) Guarantees granted, commitments and contingent liabilities
     (i) Guarantees granted
     At December 31, 2006, the Group had granted guarantees on the debt or commitments of third parties or associated entities totalling 726 million euros (1,198 million euros at December 31, 2005). An amount of 364 million euros of the decrease of 472 million euros is due to lower guarantees granted on behalf of Sava S.p.A. for the bonds it has issued.
     (ii) Other commitments and important contractual rights
     The Fiat Group has important commitments and rights deriving from outstanding agreements, summarized in the following.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Ferrari
     As part of the agreement signed in 2002 for the acquisition by Mediobanca S.p.A. of 34% of the capital stock of Ferrari S.p.A., Fiat was granted a series of rights by the purchaser which included a call option (further details of this are provided in Note 32 to the consolidated financial statements at December 31, 2005). As described in the section Scope of consolidation, on September 29, 2006, Fiat exercised its call option on 28.6% of the shares of Ferrari S.p.A., taking its holding from 56.4% to 85% in this way. The remaining rights granted by Mediobanca have now ceased. Fiat has a call option exercisable from January 1 to July 31, 2008 on a further 5% of the Ferrari shares held by Mubadala Development Company at a pre-determined price of 303 euros per share (amounting to a total of 121.2 million euros) less any dividends that may be distributed.
     Teksid
     At December 31, 2006, Teksid S.p.A. was the object of a put and call agreement with the partner Norsk Hydro concerning the subsidiary Meridian Technologies Inc. (held 51% by the Teksid group and 49% by the Norsk Hydro group). In particular, should there have been a strategic deadlock in the management of the company (namely in all those cases in which a unanimous vote in favour is not reached by the directors on the board as regards certain strategic decisions disciplined by the contract between the stockholders), the following rights would have arisen:
▪	Put option of Norsk Hydro with Teksid on the 49% holding: the sale price would have been commensurate with the initial investment made in 1998, revalued pro rata temporis, net of dividends paid.

▪	Call option of Teksid with Norsk Hydro on the 49% holding (exercisable whenever Norsk Hydro renounces its right to exercise the Put option described above): the sale price would have been the higher value between the initial investment made by Norsk Hydro in 1998, calculated according to the criteria expressed previously, and 140% of the fair market value (in this regard, an increase of two percentage points per year is established in the event the option is exercised from the start of 2008 until 2013, thus up to 150% of the relative value).
     It should be pointed out that at December 31, 2006 the conditions that would give rise to a strategic deadlock are considered to be remote.
     On December 6, 2006 Teksid and Norsk Hydro reached an agreement for the sale of their interests in Meridian Technologies Inc. At December 31, 2006, The finalisation of this transaction was subject to the closing of the financing to the purchaser from financial institutions (occurred in March 2007), and led to the termination of the above-mentioned agreement.
     Fiat S.p.A. is subject to a put contract with Renault (in reference to the original investment of 33.5% in Teksid, now 15.2%).
     In particular, Renault would acquire the right to exercise a sale option to Fiat on its interest in Teksid, in the following cases:
▪	in the event of nonfulfilment in the application of the protocol of the agreement and admission to receivership or any other redressement procedure;

▪	in the event Renault’s investment in Teksid falls below 15% or Teksid decides to invest in a structural manner outside the foundry sector;

▪	should Fiat be the object of the acquisition of control by another car manufacturer.
     The exercise price of the option is established as follows:
▪	for 6.5% of the capital stock of Teksid, the initial investment price increased by a given interest rate;

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
▪	for the remaining amount of capital stock of Teksid, the share of the accounting net equity at the exercise date.
     Fidis Retail Italia (FRI) and Synesis Finanziaria
     All the rights of and commitments to Synesis Finanziaria S.p.A. (the company that held 51% of Fidis Retail Italia S.p.A.), existing at December 31, 2005 and described below, terminated when Fiat exercised its call option on December 28, 2006 on establishing the FAFS joint venture with Crédit Agricole.
     The associated company Fidis Retail Italia S.p.A. (“FRI”) was set up to take over the European activities of the Automobile Sector in the area of consumer financing for retail automobile purchases. To this end, the activities performed by various companies operating in different countries in Europe were gradually sold to FRI after obtaining the necessary authorizations from the local regulatory agencies. As envisaged by the Framework Agreement signed on May 27, 2002 by Fiat and the “Money Lending Banks” (Capitalia, Banca Intesa, SanPaolo IMI and later Unicredito Italiano), on May 27, 2003, the Fiat Group sold 51% of FRI’s shares and, as a result, the control of FRI to Synesis Finanziaria S.p.A., an Italian company held equally by the four Banks, at the price of 370 million euros, based upon the binding agreements signed by the parties at that time. The sale contract called for Put and Call options that could be summarized as follows:
▪	Call Option by Fiat Group Automobiles to purchase the 51% of Fidis Retail Italia held by Synesis Finanziaria, exercisable quarterly up to January 31, 2008 (initially up to January 31, 2006, before the extension agreed on February 4, 2005) at a price increased pro rata temporis over the sales price plus additional payments less any distributions.

▪	Synesis Finanziaria’s right (“Synesis Put option”) to request Fiat Group Automobiles to exercise the above purchase option on 51% of Fidis Retail Italia prior to January 31, 2008 (January 31, 2006, before the above-mentioned extension) if there was a change in control of Fiat or Fiat Group Automobiles (also through the sale of a substantial part of the companies owned by Fiat Group Automobiles or one of its brands Fiat, Alfa and Lancia) as set forth in the relevant stockholders’ agreement between Fiat Group Automobiles, Synesis Finanziaria and the four Money Lending Banks.

▪	So-called “tag along” option on behalf of Synesis Finanziaria if the same events referred to in the preceding point would have occurred after January 31, 2008 (originally January 31, 2006).

▪	So-called “drag along” option on behalf of Fiat Group Automobiles in the event of the sale of the investment by Synesis Finanziaria after January 31, 2008 (January 31, 2006, before the above-mentioned extension).
     As a result of the 2003 transaction, FRI had been deconsolidated and had repaid all the loans it previously obtained from the centralized treasury department of the Group.
     With reference to the above mentioned Synesis Put option, it consisted of the right of Synesis Finanziaria S.p.A. (“Synesis”) to sell the 51% share in Fidis Retail Italia (“FRI”) it had acquired from Fiat Group Automobiles back to Fiat Group Automobiles in the event that: (i) the Giovanni Agnelli Group had no longer controlled the Fiat Group Automobiles or (ii) Fiat Group Automobiles had decided to sell the shares it holds in FRI (in whole or in part).
     The events that would have resulted in the Giovanni Agnelli Group (which currently holds approximately 30% of the share capital of Fiat S.p.A. and has de facto controlled the Fiat Group for decades) no longer having control over the Fiat Group Automobiles were not in the control of Fiat and concerned specific and detailed circumstances whose probability of occurrence has always been considered to be remote.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     In the event that Synesis had exercised such right following a triggering event occurring before January 31, 2008, the option shares were to be purchased by Fiat Group Automobiles at a price equal to the initial purchase price paid by Synesis to Fiat Group Automobiles, plus an agreed return on investment of 8% per year, such amount being adjusted for capital contributions and distributions from FRI to the partners. Would the triggering event have occurred after January 31, 2008, then Synesis could have the right to require Fiat Group Automobiles to sell, along with its shares, also the shares held by Synesis (i.e. tag along right) at a price established as follows:
▪	in the event of nonfulfilment in the application of the protocol of the agreement and admission to receivership or any other redressement procedure;

▪	in the event of a change of control, the purchase price for the shares would have been equal to the price mentioned above, plus 8% interest from January 31, 2008 through the date of transfer of the shares;

▪	in the event of sale (in whole or in part) by Fiat Group Automobiles of its remaining participation in FRI, the transfer of the shares of Synesis would have been occurred on the same terms and conditions offered by the third party to Fiat Group Automobiles for the purchase of its FRI shares, only modified for the difference in the number of shares of FRI held by Synesis. In the event that the third party would have refused to purchase the FRI shares held by Synesis along with the shares held by Fiat Group Automobiles, Fiat Group Automobiles would have irrevocably been required to purchase the shares of Synesis at the price determined as described above.
     Fiat concluded that the Synesis put option described above did not have any accounting consequences given that:
▪	in the event of nonfulfilment in the application of the protocol of the agreement and admission to receivership or any other redressement procedure;

▪	the put option and tag along rights were considered contingent written put options that could only be exercised if the Giovanni Agnelli Group would have ceased to control Fiat Group Automobiles or if Fiat Group Automobiles decided to sell its interest in FRI. The probability that the Giovanni Agnelli Group would lose control over the Fiat Group or Fiat Group Automobiles was deemed remote and a sale of FRI by Fiat Group Automobiles was within the control of the Fiat Group.
     If the put option had been recorded at fair value, it would not have been expected to have a material value since the probability of its exercise was considered remote.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (iii) Sales of receivables
     The Group has discounted receivables and bills without recourse having due dates after December 31, 2006 amounting to 5,697 million euros (2,463 million euros at December 31, 2005, with due dates after that date), which refer to trade receivables and other receivables for 4,489 million euros (2,007 million euros at December 31, 2005) and receivables from financing for 1,208 million euros (456 million euros at December 31, 2005). These amounts include receivables, mainly from the sales network, sold to jointly-controlled financial services companies (FAFS) for 3,400 million euros and associated financial service companies (Iveco Financial Services, controlled by Barclays) for 661 million euros (710 million euros at December 31, 2005). The increase recorded during 2006 is due to the deconsolidation of the financial services companies of Fiat Group Automobiles conveyed in the above mentioned joint venture with Crédit Agricole.
     (iv) Operating lease contracts
     The Group enters into operating lease contracts for the right to use industrial buildings and equipments with an average term of 10-20 years and 3-5 years, respectively, At December 31, 2006, the total future minimum lease payments under non-cancellable lease contracts are as follows.

At December 31,
	2006				2005
		Due				Due
		between	Due			between	Due
	Due	one and	beyond		Due	one and	beyond
	within	five	five		within	five	five
	one year	years	years	Total	one year	years	years	Total
(in millions of euros)
Future minimum lease payments under operating lease agreements	82	172	180	434	71	171	161	403

     During 2006, the Group has recorded costs for lease payments for 71 million euros (69 million euros during 2005 and 67 million euros during 2004).
     (v) Contingent liabilities
     As a global company with a diverse business portfolio, the Fiat Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or fully covered, by insurers’ compensation payments and could affect the Group financial position and results. At December 31, 2006, contingent liabilities estimated by the Group amount to approximately 220 million euros (approximately 200 million euros at December 31, 2005), for which no provisions have been recognised since an outflow of resources is not considered to be probable. Furthermore, contingent assets and expected reimbursement in connection with these contingent liabilities for approximately 30 million euros have been estimated but not recognised.
     Instead, when it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, the Group recognises specific provision for this purpose.
     Furthermore, in connection with significant asset divestitures carried out in 2006 and in prior years, the Group provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities primarily relate to potential liabilities arising from breach of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. At December 31, 2006, potential obligations with respect to these indemnities are approximately 860 million euros (approximately 833 million euros at December 31, 2005), against

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
which provisions of 49 million euros (87 million euros December 31, 2005) have been made, classified as Other provisions. The Group has provided certain other indemnifications that do not limit potential payment; it is not possible to estimate a maximum amount of potential future payments that could result from claims made under these indemnities.
     In February 2006, Fiat has received a subpoena from the SEC Division of Enforcement regarding a formal investigation entitled “In the Matter of Certain Participants in the Oil-for-Food Program”. Under this subpoena, the Group is required to provide the SEC with documents relating to certain Fiat-related entities, including certain CNH subsidiaries and Iveco, regarding matters relating to the United Nations Oil-for-Food Program. A substantial number of companies was mentioned in the “Report of the Independent Inquiry Committee into the United Nations Oil-for-Food Program”, which alleged that these companies engaged in transactions under this programme that involved inappropriate payments. Management is currently unable to predict what actions, if any, may result from the SEC investigation.
     (33) Segment reporting
     Information by business and geographical area is disclosed in accordance with IAS 14 – Segment reporting, and is prepared in conformity with the accounting policies adopted for preparing and presenting the Consolidated financial statements of the Group.
     The primary reporting format is by business segment, while geographical segments represent the secondary reporting format. This decision is based on the identification of the source and nature of the Group’s risks and returns, which determine how the Group is organised and define its management structure and its internal financial reporting system.
     (i) Business segment information
     The internal organization and management structure of the Fiat Group throughout the world are based on the business segment to which entities and divisions belong. In addition, the Group has investments in holding entities and service providers whose activity is different from those of the industrial businesses. The following descriptions provide additional detail of this.
     The Fiat Group Automobiles Sector operates internationally with the major brands Fiat, Lancia, Alfa Romeo and Fiat Professional, and manufactures and markets automobiles and commercial vehicles. It also provides financial services through the Fiat Group Automobiles Financial Services joint venture with the Crédit Agricole group.
     The Maserati Sector produces and markets luxury sports cars with the brand Maserati.
     The Ferrari Sector consists of the manufacturing and marketing of luxury sports cars with the brand Ferrari and the management of the Formula One racing cars.
     The Agricultural and Construction Equipment (CNH) Sector manufactures and sells tractors and Agricultural equipment under the CaseIH and the New Holland brands and Construction equipment under the Case and New Holland brands. The Sector also provides financial services to its end customers and dealers.
     The Iveco Sector produces and sells trucks and commercial vehicles, mainly in Europe, (under the Iveco brand), buses (under the Irisbus brands) and special vehicles (under the Iveco, Magirus and Astra brands). In addition, Iveco provides financial services to its customers and dealers mainly through Iveco Finance Holdings Ltd., a company 51% owned by the Barclays group and 49% by Iveco.
     The Fiat Powertrain Technologies (FPT) Sector manufactures car engines and transmissions (these businesses were managed by the Fiat-GM Powertrain joint venture until April 2005). Starting from 2006 the Sector also includes Iveco and C.R.F. powertrain activities.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The Components Sector (Magneti Marelli) produces and sells components for lighting systems, engine control units, suspension and shock absorbers systems, electronic systems and exhaust systems.
     The Metallurgical Products Sector (Teksid) produces components for engines, cast-iron components for transmissions gearboxes and suspensions, and magnesium bodywork components.
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
     The item Segment Capital expenditure, Depreciation and amortization, and Impairment concern intangible assets and property, plant and equipment.
     Other Sector non-cash items comprise the Other provision for risks and charges.
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
     As the Sector Result includes Interest income and other financial income and Interest expenses and other financial expenses of financial services companies, the Assets of the Fiat Group Automobiles, CNH and Iveco Sectors include financial assets (primarily the investment portfolio) of financial services companies; similarly Sector Liabilities include the debt of financial services companies. As a result, the unallocated Group debt represents the debt of the industrial companies..

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	2006
	Fiat											Other
	Group											and
	Auto-						Magneti			Business		elimina-	FIAT
	mobiles	Maserati	Ferrari	CNH	Iveco	FPT	Marelli	Teksid	Comau	Solutions	Itedi	tions	Group
	(in millions of euros)
Total net revenues	23,702	519	1,447	10,527	9,136	6,145	4,455	979	1,280	668	401	(7,427)	51,832
Net revenues intersegment	(247)	(13)	(77)	(2)	(106)	(4,558)	(1,678)	(225)	(332)	(453)	(9)	7,700	—

Net revenues from third parties	23,455	506	1,370	10,525	9,030	1,587	2,777	754	948	215	392	273	51,832

Trading profit	291	(33)	183	737	546	168	190	56	(66)	37	11	(169)	1,951

Unusual income (expenses)	436	—	—	(145)	19	(66)	(15)	(30)	(206)	(9)	1	125	110
Operating result	727	(33)	183	592	565	102	175	26	(272)	28	12	(44)	2,061

Financial income (expenses)													(576)
Unusual financial income													—
Result from investments	37	—	—	45	32	1	(1)	3	(3)	—	—	42	156

Result before taxes													1,641

Income taxes													490

Result from continuing operations													1,151

Other information:

Capital expenditure	2,163	82	142	394	865	254	293	32	56	10	45	(24)	4,312
Depreciation and amortization	(1,538)	(30)	(145)	(293)	(421)	(402)	(201)	(38)	(23)	(13)	(7)	(10)	(3,121)
Impairment	(2)	—	—	—	(36)	(7)	(12)	(23)	(26)	—	—	—	(106)
Other non-cash items	(1,037)	(60)	(35)	(1,504)	(507)	(105)	(73)	(19)	(85)	(17)	(1)	(91)	(3,534)

	2005
												Other
	Fiat Group											and
	Auto-						Magneti			Business		elimina-	FIAT
	mobiles	Maserati	Ferrari	CNH	Iveco	FPT	Marelli	Teksid	Comau	Solutions	Itedi	tions	Group
	(in millions of euros)
Total net revenues	19,533	533	1,289	10,212	8,483	4,520	4,033	1,036	1,573	752	397	(5,817)	46,544
Net revenues intersegment	(194)	—	(83)	(3)	(386)	(3,030)	(1,473)	(206)	(245)	(422)	(10)	6,052	—

Net revenues from third parties	19,339	533	1,206	10,209	8,097	1,490	2,560	830	1,328	330	387	235	46,544

Trading profit	(281)	(85)	157	698	332	109	162	45	42	35	16	(230)	1,000

Unusual income (expenses)	(537)	—	—	(87)	(120)	(28)	(35)	(18)	(50)	(28)	(3)	2,121	1,215
Operating result	(818)	(85)	157	611	212	81	127	27	(8)	7	13	1,891	2,215

Financial income (expenses)													(843)
Unusual financial income													858
Result from investments	68	—	—	39	(50)	(3)	(3)	1	(3)	(20)	—	5	34
Result before taxes													2,264
Income taxes													844

Result from continuing operations													1,420

Other information:

Capital expenditure	1,582	20	142	255	789	296	313	45	38	19	20	1	3,520
Depreciation and amortization	(1,264)	(37)	(128)	(296)	(396)	(310)	(181)	(45)	(27)	(28)	(7)	(21)	(2,740)

Impairment	(151)	—	—	—	(36)	(1)	(16)	—	—	(3)	—	(26)	(233)

Other non-cash items	(1,259)	(34)	(52)	(1,311)	(591)	(91)	(102)	(44)	(53)	(25)	(1)	(166)	(3,729)

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	2004
	Fiat											Other
	Group											and
	Auto-						Magneti			Business		elimina-	FIAT
	mobiles	Maserati	Ferrari	CNH	Iveco	FPT	Marelli	Teksid	Comau	Solutions	Itedi	tions	Group
	(in millions of euros)
Total net revenues	19,695	409	1,175	9,983	8,006	2,403	3,795	910	1,711	976	407	(3,833)	45,637
Net revenues intersegment	(169)	(10)	(72)	(6)	(332)	(1,362)	(1,226)	(112)	(427)	(399)	(9)	4,124	—

Net revenues from third parties	19,526	399	1,103	9,977	7,674	1,041	2,569	798	1,284	577	398	291	45,637

Trading profit	(822)	(168)	138	467	295	76	165	(39)	40	41	11	(154)	50

Unusual income (expenses)	(590)	(3)	(2)	(68)	(24)	—	(17)	(3)	(10)	(7)	(2)	91	(635)
Operating result	(1,412)	(171)	136	399	271	76	148	(42)	30	34	9	(63)	(585)

Financial income (expenses)													(1,179)
Unusual financial income													—
Result from investments	89	—	—	20	(23)	1	3	(3)	(4)	(24)	—	76	135

Result before taxes.													(1,629)

Income taxes													50

Result from continuing operations													(1,579)

Other information:

Capital expenditure	1,792	51	143	243	590	147	280	44	23	25	2	(18)	3,322
Depreciation and amortization	(1,082)	(33)	(108)	(302)	(378)	(148)	(175)	(50)	(29)	(28)	(6)	(33)	(2,372)
Impairment	(118)	(56)	—	—	(21)	—	(4)	(75)	—	(2)	—	(4)	(280)
Other non-cash items	(549)	(25)	(16)	(461)	(466)	(21)	(147)	(33)	(15)	(13)	(4)	(121)	(1,871)

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31, 2006
	Fiat											Other
	Group											and
	Auto-						Magneti			Business		elimina-	FIAT
	mobiles	Maserati	Ferrari	CNH	Iveco	FPT	Marelli	Teksid	Comau	Solutions	Itedi	tions	Group
	(in millions of euros)
Sector operating assets	12,920	300	918	17,727	6,125	4,103	2,294	424	933	103	243	(514)	45,576

Sector operating assets held-for-sale	28	—	—	29	6	—	—	192	—	125	—	(68)	312

Investments	1,131	—	3	347	426	18	16	17	3	1	11	105	2,078

Unallocated Group assets:

Tax assets													2,675

Receivables from financing activities, Non-current Other receivables and Securities of industrial companies													450

Cash and cash equivalents, Current securities and Other financial assets of industrial companies													7,212
Total unallocated Group assets													10,337

Total assets													58,303

Sector operating liabilities	12,396	367	634	14,653	5,784	2,444	1,625	292	712	213	188	(1,226)	38,082
Sector operating liabilities held-for-sale	50	—	—	—	—	—	—	73	—	147	—	(1)	269

Provision for investments	19	—	—	—	39	3	4	—	2	—	—	—	67

Unallocated Group liabilities:

Tax liabilities													864
Debt and Other financial liabilities of industrial companies													8,985
Total unallocated Group liabilities													9,849

Total liabilities													48,267

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31, 2005
	Fiat											Other
	Group											and
	Auto-						Magneti			Business		elimina-	FIAT
	mobiles	Maserati	Ferrari	CNH	Iveco	FPT	Marelli	Teksid	Comau	Solutions	Itedi	tions	Group
	(in millions of euros)
Sector operating assets	16,226	235	936	17,828	6,033	4,220	2,363	671	1,091	228	186	534	50,551

Sector operating assets held-for-sale	5	—	—	32	—	—	—	—	—	113	—	—	150

Investments	1,780	1	3	385	487	17	13	13	5	1	12	(627)	2,090

Unallocated Group assets:

Tax assets													2,882

Receivables from financing activities, Non-current Other receivables and Securities of industrial companies													632

Cash and cash equivalents, Current securities and Other financial assets of industrial companies													6,149

Total unallocated Group assets													9,663

Total assets													62,454

Sector operating liabilities	15,638	270	625	14,483	5,591	2,258	1,620	419	828	327	161	338	42,558

Sector operating liabilities held-for-sale	—	—	—	—	—	—	—	—	—	110	—	—	110

Provision for investments	21	—	—	—	43	3	2	—	2	—	—	—	71

Unallocated Group liabilities

Tax liabilities													934
Debt and Other financial liabilities of industrial companies													9,368
Total unallocated Group liabilities													10,302

Total liabilities													53,041

     (ii) Geographical segment information
     The following geographical segment information on Net Revenues is based on the geographical location of the Group’s customers.

	2006	2005	2004
	(in millions of euros)
Italy	14,851	13,078	14,903
Europe (Italy excluded)	20,298	18,518	17,646
North America	6,315	6,048	6,020
Mercosur (*)	5,416	4,364	3,195
Other areas	4,952	4,536	3,873

Net revenues of the Group	51,832	46,544	45,637

(*)	Comprising Argentina, Brazil, Paraguay and Uruguay.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The total amount of assets and capital expenditure by geographical segment are as follows:

	At December 31,
	2006		2005
		Capital		Capital
	Assets	expenditure	Assets	expenditure
	(in millions of euros)
Italy	24,351	2,534	24,737	2,075
Europe (Italy excluded)	12,918	1,110	15,908	1,011
North America	13,396	321	15,599	165
Mercosur	5,581	299	4,085	164
Other areas	2,057	48	2,125	105

Total	58,303	4,312	62,454	3,520

     (34) Information on financial risks
     The Group is exposed to the following financial risks connected with its operations:
▪	credit risk, regarding its normal business relations with customers and dealers, and its financing activities;

▪	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

▪	market risk (principally relating to exchange rates, interest rates), since the Group operates at an international level in different currencies and uses financial instruments which generate interest. The Group is also exposed to the risk of changes in the price of certain listed shares.
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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (i) Credit risk
     The maximum credit risk to which the Group is theoretically exposed at December 31, 2006 is represented by the carrying amounts stated for financial assets in the balance sheet and the nominal value of the guarantees provided on liabilities or commitments to third parties as discussed in Note 32.
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
     Balances which are objectively uncollectible either in part or for the whole amount are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery and the fair value of any guarantees received. General provisions are made for receivables which are not written down on a specific basis, determined on the basis of historical experience and statistical information.
     Out of Receivables for financing activities amounting to 11,743 million euros at December 31, 2006 (15,973 million euros at December 31, 2005), balances totalling 159 million euros (205 million euros at December 31, 2005) have been written down on an individual basis. Of the remainder, balances totalling 93 million euros (226 million euros at December 31, 2005) are past due up to one month, while balances totalling 360 million euros are past due by more than one month (408 million euros at December 31, 2005). In the event of instalment payments, even if only one instalment is overdue, the whole amount of the receivable is classified as such.
     Out of Trade receivables and Other receivables totalling 7,783 million euros at December 31, 2006 (8,053 million euros at December 31, 2005), balances totalling 118 million euros (119 million euros at December 31, 2005) have been written down on an individual basis. Of the remainder, balances totalling 406 million euros (400 million euros at December 31, 2005) are past due up to one month, while balances totalling 554 million euros (613 million euros at December 31, 2005) are past due by more than one month.
     The decrease in overdue balances is partly the result of the reduction in the portfolio as a consequence of the deconsolidation of the companies whose operations were transferred to the FAFS joint venture and is partly the effect of the steps taken during the year to collect these balances.
     CNH Financial Services in Brazil (“Banco CNH”) participates in various agricultural development/subsidy programs of the Brazilian government, provided through the Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). Under such programs BNDES provides credit lines to Banco CNH, at subsidized interest rates, such that Banco CNH can provide subsidized financing to farmers for purchases of agricultural equipment. Because of the severe regional droughts and low local agricultural commodity prices in Brazil, the Brazilian government granted a payment moratorium to certain of the farmers in the worst affected areas. Under this industry wide payment moratorium program, the government rescheduled out the full remaining value of the affected outstanding financing by one additional year and rescheduled the maturity and payments due on the credit lines provided to Banco CNH, and all other financial services participants in the program, by the same amount. The total remaining value of the outstanding financings and credit lines in 2006 that was rescheduled, was approximately 2.3 billion Reais (0.8 billion euros). In addition, Banco CNH increased its credit loss provisions during the year, to provision for lower equipment residual values over the longer loan amortization period.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (ii) Liquidity risk
     Liquidity risk arises if the Group is unable to obtain under economic conditions the funds needed to carry out its operations.
     The two main factors that determine the Group’s liquidity situation are on one side the funds generated by or used in operating and investing activities and on the other the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.
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
     (iii) Exchange rate risk
     The Group is exposed to risk resulting from changes in exchange rates, which can affect its result and its equity. In particular:
▪	Where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating result of that company.

In 2006, the total trade flows exposed to exchange rate risk amounted to the equivalent of 13% of the Group’s turnover (14% in 2005).

The principal exchange rates to which the Group is exposed are the following:
–	EUR/USD, relating to sales in dollars made by Italian companies (in particular Ferrari and Maserati) to the North American market and to other markets in which the dollar is the trading currency, and to the production and purchases of the CNH Sector in the Euro area;

–	EUR/GBP, principally in relation to sales by Fiat Group Automobiles and Iveco on the UK market;

–	EUR/PLN, relating to local costs incurred in Poland regarding products sold in the Euro area;

–	USD/BRL and EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows, for which the company is a net exporter in US dollars.

–	USD/CAD, relating to the sales made by the CNH Sector to the Canadian market.
The trading flows exposed to changes in these exchange rates amounted in 2006 to about 82% of the total exchange rate risk from trading transactions (79% in 2005).

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
Other significant exposures regard the exchange rates EUR/CHF, EUR/TRY, AUD/USD, GBP/USD and USD/JPY. None of these exposures, taken individually, exceeded 5% of the Group’s total transaction exchange risk exposure in 2006.

It is the Group’s policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the trading transaction exchange risk exposure forecast for the coming 12 months (including such risk beyond that date where it is believed to be appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from certain firm commitments.

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

▪	Certain of the Group’s subsidiaries are located in countries which are not members of the European monetary union, in particular the United States, Canada, United Kingdom, Switzerland, Brazil, Poland, Turkey, India, China, Argentina and South Africa. As the Group’s reference currency is the Euro, the income statements of those countries are converted into euros using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in Euros.

▪	The assets and liabilities of consolidated companies whose money of account is different from the euros may acquire converted values in euros which differ as a function of the variations in exchange rates. The effects of these changes are recognized directly in the item “Cumulative translation differences” included in stockholders’ equity (see Note 25).
     The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the balance sheet date.
     There have been no substantial changes in 2006 in the nature or structure of exposure to exchange rate risk or in the Group’s hedging policies.
     Sensitivity analysis
     The potential loss in fair value of derivative financial instruments held by the Group at December 31, 2006 for managing exchange risk (currency swaps/forward, currency options and interest rate and currency swaps), which would arise in the case of a hypothetical, unfavourable and instantaneous change of 10% in the exchange rates of the major foreign currencies with the Euro, amounts to approximately 460 million euros (273 million euros at December 31, 2005). The valuation model for currency options assumes that market volatility at year end remains unchanged. Receivables, payables and future trade flows whose hedging transactions have been analysed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged. The increase over the prior year is the result of an increase in the hedging of the Group’s main exposures and of an extension of its hedging policy to certain entities operating in emerging countries.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on the net result.
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
     The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2006, resulting from a hypothetical, unfavourable and instantaneous change of 10% in market interest rates, would have been approximately 105 million euros (33 million euros at December 31, 2005).
     The increase over the prior year reflects the greater weight of the fixed rate loans component, influenced in particular by the bonds issued by the Group during the year.
     Floating rate financial instruments include principally cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
     A hypothetical, unfavourable and instantaneous change of 10% in short-term interest rates at December 31, 2006, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivatives financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately 11 million euros (17 million euros at December 31, 2005).
     This analysis is based on the assumption that there is a general and instantaneous change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (v) Other risks on derivative financial instruments
     As described in Note 22, the Group holds certain derivative financial instruments whose value is linked to the price of listed shares and stock market indices (principally Equity swaps on Fiat shares).
     Although theses transactions were entered into for hedging purposes, they do not qualify for hedge accounting under IFRS. As a consequence, the variability of the underlying values could have an effect on the Group’s results.
     Sensitivity analysis
     The potential loss in fair value of derivative financial instruments held by the Group at December 31, 2006, in the event of a hypothetical, unfavourable and instantaneous change of 10% in the price of the underlying values would be approximately 40 million euros (8 million euros at December 31, 2005). The increase over 2005 is the result of new agreements entered during the year and the rise in the value of the Fiat shares.
     (35) Related party transactions
     The Fiat Group engages in transactions with unconsolidated subsidiaries, jointly controlled entities, associated companies and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.
     The effects of such transactions on the consolidated income statements for 2006 and 2005 are as follows:

		of which: with related parties
							Effect
			Jointly		Other	Total	on
	Total	Unconsolidated	controlled	Associated	related	related	Total
	2006	Subsidiaries	entities	companies	parties	parties	(%)
	(in millions of euros)
Net revenues	51,832	17	1,767	402	3	2,189	4.2%
Cost of sales	43,888	—	3,037	—	14	3,051	7.0%
Selling, general and administrative costs	4,697	—	2	—	1	3	0.1%

		of which: with related parties
							Effect
			Jointly		Other	Total	on
	Total	Unconsolidated	controlled	Associated	related	related	Total
	2005	Subsidiaries	entities	companies	parties	parties	(%)
	(in millions of euros)
Net revenues	46,544	15	1,574	277	4	1,870	4.0%
Cost of sales	39,624	—	2,188	—	13	2,201	5.6%
Selling, general and administrative costs	4,513	—	—	3	1	4	0.1%

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

		of which: with related parties
	At						Effect
	December		Jointly		Other	Total	on
	31,	Unconsolidated	controlled	Associated	related	related	Total
	2006	Subsidiaries	entities	companies	parties	parties	(%)
	(in millions of euros)
Other investments and financial assets	561	23	—	35	—	58	10.3%
Inventories	8,447	—	24	—	—	24	0.3%
Trade receivables	4,944	18	280	78	1	377	7.6%
Receivables from financing activities	11,743	13	174	4	—	191	1.6%
Other current receivables	2,839	13	129	3	—	145	5.1%
Cash and cash equivalents	7,736	—	—	—	—	—	0.0%
Asset-backed financing	8,344	—	124	272	—	396	4.7%
Other debt	11,844	40	266	32	—	338	2.9%
Trade payables	12,603	3	947	55	—	1,005	8.0%
Other payables	5,019	1	44	—	—	45	0.9%

		of which: with related parties
	At						Effect
	December		Jointly		Other	Total	on
	31,	Unconsolidated	controlled	Associated	related	related	Total
	2005	Subsidiaries	entities	companies	parties	parties	(%)
	(in millions of euros)
Other investments and financial assets	571	11	—	68	—	79	13.8%
Inventories	7,881	—	38	—	—	38	0.5%
Trade receivables	4,969	15	101	87	—	203	4.1%
Receivables from financing activities	15,973	60	8	5	—	73	0.5%
Other current receivables	3,084	13	17	4	—	34	1.1%
Cash and cash equivalents	6,417	—	—	2	—	2	0.0%
Asset-backed financing	10,729	—	—	212	—	212	2.0%
Other debt	15,032	35	51	67	—	153	1.0%
Trade payables	11,777	16	579	26	—	621	5.3%
Other payables	4,821	1	38	2	—	41	0.9%
     Transactions with jointly controlled entities
     Significant transactions with jointly controlled entities are set out as follows:
▪	Net revenues: transactions consist principally of the sales of motor vehicles, production systems and components, including engines and gearboxes, and the provision of services, to the following companies:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	2006	2005
	(in millions of euros)
Tofas-Turk Otomobil Fabrikasi Tofas A.S., for the sale of motor vehicles	820	681
Società Europea Veicoli Leggeri-Sevel S.p.A., for the sale of engines, other components and production systems	607	650
Iveco Fiat-Oto Melara Società consortile, for the sale of vehicles and special transport	108	115
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme, for the sale of engines and other components and production systems	74	41
New Holland Trakmak Traktor A.S., for the sale of Agricultural and construction equipment	36	30
New Holland HFT Japan Inc., for the sale of Agricultural and construction equipment	26	27
Other minor amounts	96	30

Total Net revenues from jointly controlled entities	1,767	1,574

▪	Cost of sales: transactions have taken place principally with the following companies:

	2006	2005
	(in millions of euros)
Tofas-Turk Otomobil Fabrikasi Tofas A.S., for the purchase of motor vehicles	804	540
Società Europea Veicoli Leggeri-Sevel S.p.A., for the purchase of motor vehicles	1,191	1,042
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme, for the purchase of motor vehicles	378	431
Other minor amounts	664	175

Total Cost of sales for purchases from jointly controlled entities	3,037	2,188

▪	Current trade receivables: these relate to receivables resulting from the revenues discussed above and, starting from December 2006, those arising from the Group’s trade relationships with FAFS, which mostly regard the sales of vehicles leased out by FAFS in its own turn under operating or financial lease arrangements. In particular:

	At December 31,
	2006	2005
	(in millions of euros)
FAFS	46	—
Tofas-Turk Otomobil Fabrikasi Tofas A.S.	82	44
Società Europea Veicoli Leggeri-Sevel S.p.A.	110	35
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme	1	1
Other minor amounts	41	21

Total Current trade receivables due from jointly controlled entities	280	101

▪	Current receivables from financing activities of 174 million euros (8 million euros at December 31, 2005): these relate to receivables resulting from financial activities carried out by the Group with jointly controlled entities (Sevel) and receivables of 143 million euros at December 31, 2006 from jointly controlled financial service companies (FAFS) resulting from the financing of the sales network.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
▪	Other current receivables of 129 million euros (17 million euros at December 31, 2005): these relate mostly to other receivables of 113 million euros due from FAFS of which 98 million euros relate to the extended term consideration due in connection with the transaction by which the joint venture was established.

▪	Asset-backed financing of 124 million euros (nil at 31 December 31, 2005): these relate to amounts due to FAFS for sales of receivables which do not qualify as sales under IAS 39.

▪	Other financial payables of 266 million euros (51 million euros at December 31, 2005): this item includes 243 million euros of other payables of a financial nature due to FAFS.

▪	Trade payables: these relate to payables resulting from the costs discussed above and, starting from December 2006, those arising from the Group’s trade relationships with FAFS. In particular:

	At December 31,
	2006	2005
	(in millions of euros)
Tofas-Turk Otomobil Fabrikasi Tofas A.S.	152	124
Società Europea Veicoli Leggeri-Sevel S.p.A.	655	372
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme	56	74
FAFS	76	—
Other minor amounts	8	9

Total Trade payables due to jointly controlled entities	947	579

     Transactions with associated companies
     The principal transactions are as follows:
▪	Revenues: transactions consist principally of the sales of motor vehicles, production systems and components, including engines and gearboxes, and the provision of services, to the following companies:

	2006	2005
	(in millions of euros)
Iveco Finance Holdings Ltd. (a subsidiary of the Barclays group), for the sale of industrial vehicles leased out by the associate	225	150
Otoyol Sanayi A.S., for the sale of industrial vehicles	72	49
Other minor amounts	105	78

Total Revenues from associated companies	402	277

▪	Current trade receivables of 78 million euros (87 million euros at December 31, 2005): these relate to receivables resulting from the revenues discussed above.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Transactions with other related parties
     The principal transaction in this category relates to an amount of 14 million euros (13 million euros in 2005) classified in cost of sales; included in this balance is the purchase of goods of 12 million euros for the high range and deluxe upholstery of the Group’s automobiles (12 million euros in 2005) from Poltrona Frau S.p.A., a company listed on the Milan Stock Exchange in which the chairman of the Board of Directors of Fiat S.p.A., Luca Cordero di Montezemolo, has an indirect investment.
     Emoluments to Directors, Statutory Auditors and Key Management
     The fees of the Director and Statutory Auditors of Fiat S.p.A. for carrying out their respective functions, including those in other consolidated companies, are as follows:

	2006	2005	2004
	(in thousands of euros)
Directors	16,006	16,273	12,295
Statutory auditors	190	177	177

Total emoluments	16,196	16,450	12,472

     The aggregate expense incurred in 2006 and accrued at year end for the compensation of Executives with strategic responsibilities of the Group amounts to approximately 23 million euros. This amount is inclusive of the following:
▪	the provision charged by the Group in respect of mandatory severance indemnity, amounting to 1 million euros;

▪	the amount contributed by the Fiat Group to State and employer defined contribution pension funds of approximately 4 million euros;

▪	the amount contributed by the Fiat Group to a special defined benefit plan for certain senior Executives amounting to 0.7 million euros.
     These costs consist of compensation of 15 million euros for Executives with strategic responsibilities who were already working for the Group in 2005 and continue with the Group at present, and 8 million euros for management personnel who took on key responsibilities in 2006 and managers who left the Group in the year, including the severance pay of the latter.
     (36) Acquisitions and Disposals of subsidiaries
     (i) Acquisitions
     The Group did not acquire any significant subsidiary in 2006. It acquired instead minority interests in companies in which it already held control, leading to the recognition of the following cash outflows and goodwill:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	Purchased	Cash outflows	Goodwill recognised
	minority interest	on acquisition	at the acquisition date
	(in millions of euros)
Conversion of CNH Global N.V. privileged “Series A” shares	6%	—	—
Acquisition of Ferrari newly-issued shares and exercise of the call option on 28.6% of the Ferrari shares	29%	919	776

Total		919	776

     In addition, the immaterial subsidiary Ferrari Financial Services AG was acquired in 2006, for a price paid by the Group which included goodwill amounting to 1 million euros. The acquiree’s assets and liabilities at the acquisition date and immediately after the acquisition were as follows:

		IFRS book value
	IFRS book value at the	immediately after the
	acquisition date	acquisition
	(in millions of euros)
Non-current assets	1	1
Current assets	30	30
Total assets	31	31
Liabilities	31	31
Contingent liabilities	—	—
     At the beginning of 2005, Magneti Marelli increased its equity investment in the capital stock of the automotive light manufacturer Mako Elektrik Sanayi Ve Ticaret A.S. from 43% to 95%, thus acquiring control from the Turkish group Koç. As a result, the company, previously accounted for using the equity method, has been consolidated on a line-by-line basis from January 1, 2005. This transaction led to the acquisition of already recognized goodwill of 4 million euros from the acquired entity, which was left unaltered in the consolidated financial statements at December 31, 2005, given the acquiree’s ability to earn a higher rate of return and the fact that the value of this also stemmed from synergies to be realized after the acquisition as well as from other benefits expected to arise from the operation.
     The acquiree’s assets and liabilities at the acquisition date and immediately after the acquisition were as follows:

		IFRS book value
	IFRS book value at the	immediately after the
	acquisition date	acquisition
	(in millions of euros)
Non-current assets	13	13
Current assets	35	35
Total assets	48	48
Liabilities	25	25
Contingent liabilities	—	—
     In 2005 the Group acquired the control of the following previously jointly controlled entities as described below:
▪	As of May 2005, the operations that had previously been transferred to the Fiat-GM Powertrain joint-venture were consolidated in Fiat Powertrain Technologies. Fiat re-acquired full control of these operations upon termination of the Master Agreement with General Motors, with the sole exception of the Polish operations that continue to be jointly managed with General Motors. Fiat and GM had formed the JV through the contribution of certain businesses. As part of the agreement to liquidate the JV, Fiat and GM agreed that the businesses formerly contributed by Fiat and GM would be returned to the owner of each respective business before the Master Agreement. The termination agreement stated that each JV partner should receive businesses of equal net asset value.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
Any difference in the net asset value of the businesses returned to GM and Fiat would have resulted in a balancing payment from one JV partner to the other. Consequently the liquidation of the JV had no impact on income or net equity. Fiat subsequently consolidated the net assets it retained, effectively reclassifying the net equity investment in these assets from equity investments to consolidated assets and liabilities. The profits of Fiat Powertrain from January 1, 2005 until the acquisition date amounted to 21 million euros and this figure is included in the line item Result from investments in the consolidated financial statements of the Fiat Group.

▪	At the end of 2005, the Fiat Group acquired Enel’s share of the joint venture Leasys S.p.A., whose activity is the hire and management of company car fleets, thereby obtaining 100% control. The financial statements of this company have been consolidated from December 31, 2005. The loss of Leasys for 2005 included in the line item Result from investments in the consolidated financial statements of the Fiat Group amounted to 11 million euros. The transaction led to the acquisition of already recognized goodwill from the acquired entity for an amount of 50 million euros, which was left unaltered in the consolidated financial statements given the acquiree’s ability to earn a higher rate of return and the fact that the value of this also stemmed from synergies to be realized after the acquisition as well as from other benefits expected to arise from the operation.
     If the acquisition date for these transactions had been January 1, 2005, the revenues and net income for the period would have increased by 483 million euros and by 17 million euros, respectively.
     (ii) Disposals
     As described in the section Scope of consolidation, the Group disposed of the following businesses in 2006:
▪	The procedure for the sale of the subsidiary Atlanet S.p.A. to the British Telecom group was for the most part finalized in the first quarter of 2006 on receiving the approval of the Italian Guarantor Authority for Competition and the Market; the transaction was finally concluded with the sale of the Polish and Brazilian business in the second half of the year.

▪	Fiat sold its investment in Sestrieres S.p.A. to Via Lattea S.p.A. on June 29, 2006.

▪	On August 30, 2006, Teksid S.p.A sold its holding in Société Bretonne de Fonderie et Mecanique.

▪	On August 31, 2006, Fiat sold its holding in Banca Unione di Credito (B.U.C.) to BSI (a company of the Generali Group).

▪	The subsidiary Comau Pico sold its Autodie business to Mbtech Stuttgart on November 10, 2006.

▪	On December 28, 2006, Fiat Group Automobiles and Crédit Agricole finalized the formation of the 50/50 joint venture FAFS.
     The book value at the disposal date of the net assets sold is summarized in the following table. Specific disclosure is made for the B.U.C. disposal and the formation of FAFS given the significance of the amounts involved. In particular, disclosures relating to the formation of FAFS are separated between those that relate to the business previously controlled by the Fiat Group which was therefore consolidated on a line-by-line basis, and those that relate to the business of financing the final customer (the retail business), which was previously headed by the associate Fidis Retail Italia.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	Total sales of
	consolidated	of which
	subsidiaries	B.U.C.	FAFS
	(in millions of euros)
Non-current assets	1,586	76	1,453
Cash and cash equivalents	653	196	442
Other current assets	5,119	1,005	3,957

Total assets	7,358	1,277	5,852

Debt	6,336	1,074	5,219
Other liabilities	590	34	395

Total liabilities	6,926	1,108	5,614

     The consideration received for these sales of consolidated subsidiaries and the related net cash inflows are as follows:

	Total sales of
	consolidated	of which
	subsidiaries	B.U.C.	FAFS
	(in millions of euros)
Consideration received:
Consideration due	593	254	277
Less: Deferred sales proceeds, net	(85)	—	(85)

Total Consideration received	508	254	192

Net cash inflows on disposals:
Consideration received	508	254	192
Less: Cash and cash equivalents disposed of	(461)	(196)	(247)

Total Net cash inflows on disposals	47	58	(55)

Reimbursement of loans extended by the Group’s centralised cash management	3,131	—	3,131

Total Net cash inflows generated	3,178	58	3,076

     The consideration received for the sales of other investments and the related net cash inflows are as follows:

	Total sales of	of which
	other investments	FAFS
	(in millions of euros)
Total Consideration received	1,157	998

Less: consideration paid for exercising the call option on FRI and the subsequent capitalization	(659)	(659)

Total Net cash inflows generated	498	339

     It is recalled that during 2005 the Group disposed of the following businesses:
▪	In the first quarter of 2005, 65% of the investment in the temporary employment agency WorkNet was sold.

▪	On June 1, 2005, Iveco sold to Barclays Mercantile Business Finance Ltd a 51% stake in Iveco Finance Holdings Limited, a company comprising certain financial services companies of Iveco operating in France, Germany, Italy, Switzerland and the United Kingdom. Since that date the investment in Iveco Finance Holdings Limited is no longer consolidated on a line-by-line basis but is accounted for using the equity method.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The book value at the disposal date of the net assets sold is summarized in the following table. Specific disclosure is made for Iveco Finance Holdings Limited given the significance of the amounts involved.

		Of which: Iveco
		Finance
	Total	Holdings
	(in millions of euros)
Non-current assets	45	34
Cash and cash equivalents	118	115
Other current assets	2,951	2,874

Total assets	3,114	3,023

Debt	2,698	2,656
Other liabilities	172	127

Total liabilities	2,870	2,783

     The consideration received from these sales and the related net cash inflows are as follows:

		Of which: Iveco
	Total	Finance Holdings
	(in millions of euros)
Total Consideration received	160	122
Net cash inflows on disposals:
Consideration received	160	122
Less: Cash and cash equivalents disposed of	(118)	(115)
Reimbursement of loans extended by the Group’s centralised cash management	2,017	2,017

Total Net cash inflows on disposals	2,059	2,024

     (37) Non-recurring transactions
     Pursuant to the Consob Communication of July 28, 2006, the significant non-recurring operations carried out by the Fiat Group in 2006 were the purchase of 29% of the shares of Ferrari S.p.A., the sale of Banca Unione di Credito – B.U.C. and the establishment of the joint venture FAFS with Crédit Agricole. The effects of these operations are discussed in the preceding notes when significant and in particular in Note 36.
     For disclosure purposes it is recalled that the Group has entered certain important targeted industrial and/or sales agreements during the year (in many cases these are still at the stage of the “Letter of intent”) under which manufacturing and/or commercial joint ventures will be set up in foreign countries (including India and China), development and growth will be agreed with other operators in the automotive business and vehicles will be constructed on behalf of other manufacturers and/or the manufacturing know how will be sold. By December 31, 2006 these agreements, which have by now become part of the Group’s ordinary operations, had not yet had a significant effect on the amounts stated in the consolidated financial statements.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (38) Transactions resulting from unusual and/or abnormal operations
     Pursuant to the Consob Communication of July 28, 2006, the Group has not taken part in any unusual and/or abnormal operations as defined in that Communication (reference should be made to the section Format of the financial statements for a definition of these).
     (39) Translation of financial statements denominated in a currency other than the euro
     The principal exchange rates used in 2006 and 2005 to translate into euros the financial statements prepared in currencies other than the euros were as follows:

	2006	At December	2005	At December	2004	At December
	Average	31, 2006	Average	31, 2005	Average	31, 2004
U.S. dollar	1.256	1.317	1.244	1.180	1.244	1.362
Pound sterling	0.682	0.672	0.684	0.685	0.679	0.705
Swiss franc	1.573	1.607	1.548	1.555	1.544	1.543
Polish zloty	3.896	3.831	4.023	3.860	4.526	4.084
Brazilian real	2.734	2.815	3.027	2.761	3.635	3.615
Argentine peso	3.879	4.066	3.637	3.589	3.664	4.045
     Amounts stated in dollars refer to U.S. dollars and, unless otherwise indicated, have been translated from euros at an assumed rate of U.S. dollars 1.3197 = euro 1, which is the noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes on December 29, 2006 (the last business day of 2006). The translation into U.S. dollars has been made solely for convenience and should not be construed as representations that the euro amounts actually could have been converted into U.S. dollars at the rate indicated.
     (40) Other information
     Personnel cost
     The income statement includes personnel costs for 6,741 million euros in 2006 (6,158 million euros in 2005 and 6,167 million euros in 2004).
     An analysis of the average number of employees by category is provided as follows:

	2006	2005	2004
Average number of employees
Managers	2,432	2,595	2,644
White-collar	54,351	54,489	53,783
Blue-collar	116,943	112,987	105,589

Total	173,726	170,071	162,016

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (40) Subsequent events
     The principal events that have occurred after the balance sheet date are as follows:
▪	On January 29, 2007, the Italian Stock Exchange removed from trading the 2007 Fiat Ordinary Share Warrants issued in 2002 and expiring in 2007. The owners of the 65,509,168 outstanding warrants at that date were given the option to subscribe in January 2007 to Fiat S.p.A. ordinary shares in the ratio of one Fiat ordinary share at a price of 29.364 euros for every four warrants held. To date 4,676 warrants have been exercised with the issue of 1,169 shares. As a consequence, on February 1, 2007 the capital stock of Fiat S.p.A. increased from 6,377,257,130 euros to 6,377,262,975 euros and additional paid-in capital increased by 28,481.52 euros.

▪	On February 1, 2007, Fiat Auto S.p.A. changed its name to “Fiat Group Automobiles S.p.A.”

▪	On February 14, 2007, Fiat and Tata Motors signed an agreement under which calls for a Tata license to build pick-up vehicles bearing the Fiat nameplate at the Fiat Group Automobiles plant in Córdoba, Argentina, following a feasibility study started in July 2006.

▪	On February 14, 2007, Iveco, and Tata Motors signed a Memorandum of Understanding (MoU) to investigate the feasibility of cross-market cooperation in the area of Commercial Vehicles. The MoU encompasses a number of potential developments in engineering, manufacturing, the sourcing and distribution of products, aggregates and components. Having signed the MoU, Iveco and Tata Motors will now set up a joint Steering Committee to determine the feasibility of cooperation in these areas, both in the short- and over the long-term.

▪	A meeting was held on February 19, 2007 at the Italian Prime Minister’s Office, with the participation of the Prime Minister, the Ministers of Labor and Transport, and the Vice Minister for Economic Development, as well as national labor federation and industry representatives. The Chief Executive Officer Sergio Marchionne illustrated the Group’s development plans for 2007-2010, with special attention being devoted to the situation in Italy. The meeting concluded with the signing of a transcript in which the Italian Government affirmed its willingness to support the Company’s development plans. In particular, this would involve close assessment of initiatives taken in support of investments and research, and recognize the existence of conditions for granting the Fiat Group a quota for “mobilità lunga” (long-term mobility benefit to bridge the period prior to retirement). This amount was defined in the December 18, 2006 labor agreement, which envisages that a maximum of 2,000 Group employees will be laid off. The meeting transcript also envisages setting up a roundtable with the participation of local institutions to examine the measures necessary to overcome logistical and economic restraints at the Termini Imerese plant in Sicily, so that production of a model can be allocated to it starting from 2009.

▪	On February 28, 2006, the procedure for the sale of subsidiary Ingest Facility S.p.A. to Pirelli RE Facility Management was concluded on receiving the antitrust authorities approval.

▪	On March 2, 2007, the sale of Meridian Technologies Inc. to a consortium of investors headed by the Swiss holding company Estatia A.G. was finalized on receiving the approval from authorities and on the closing of the financing to the purchaser from financial institutions.

▪	On April 5, 2007, a Stockholders Meeting resolution authorized the purchase of Fiat S.p.A.’s own shares. The purchase programme, aimed at servicing stock option plans and the investment of liquidity, refers to a maximum number of Fiat S.p.A. treasury shares from the three classes of stock which shall not exceed 10% of the capital stock and a maximum aggregate amount of 1.4 billion euros and will be carried out on the regulated market as follows:
-	from the effective date on April 10, 2007 and through December 31, 2007, or once the maximum amount of 1.4 billion euros or a number of shares equal to 10% of the capital stock is reached;

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
-	maximum purchase price not exceeding 10% of the reference price reported on the Stock Exchange on the day before the purchase is made;

-	the maximum number of shares purchased daily not exceeding 20% of the total daily trading volume for each class of shares.
As of June 25, 2007, the total number of shares purchased under the Program amounts to 11,081,169 Fiat ordinary shares at an average price of 20.8741 euros, including fees.

▪	On May 8, 2007, Fiat S.p.A. and Juventus Football Club S.p.A. signed a three-year agreement under which the Fiat Group will be the “Official Sponsor” of the Juventus football club for all competitions from July 1, 2007 to June 30, 2010. Juventus Football Club will receive a total fixed amount of 33 million euros and a variable amount to be defined on the basis of the achievement of predetermined results in Italian and international competitions.

▪	On June 12, 2007, Fiat Finance North America Inc. issued a €1,000 million of 5.625% fixed rate Senior Note with a maturity of June 2017, with an issue price of 99.232%. The notes, issued under the €15 billion Global Medium Term Note Programme, are guaranteed by Fiat S.p.A., and have been rated Ba2 by Moody’s Investors Service and BB+ by Standard & Poor’s Ratings Services, in line with the agencies’ current ratings on Fiat Group’s long-term debt. The Notes have been admitted to listing on the Irish Stock Exchange.

▪	On June 18, 2007, Fitch Ratings upgraded Fiat’s rating to Investment Grade, from “BB” to “BBB-”. The short-term rating was upgraded to “F3”. Following the upgrade, the outlook is stable. Standard & Poor’s Ratings services raised on May 31, 2007, its rating on Fiat’s long-term debt from “BB” to “BB+”, maintaining the “B” short-term corporate credit rating and the positive outlook. On February 12, 2007, Moody’s Investors Service upgraded the (long-term ) rating of Fiat S.p.A. from Ba3 to Ba2, maintaining its positive outlook; the short-term rating remains unchanged.

▪	On June 19, 2007, Fiat Powertrain Technologies and DaimlerChrysler Truck Group announced a strategic cooperation agreement in the field of powertrains. The first step of this agreement concerns the long-term supply of light-duty diesel engines (FPT F1C) to the Mitsubishi Fuso Bus & Truck Corporation (MFTBC), to be used in the Canter light commercial vehicle which will be marketed in major markets, including Europe and Japan.

▪	On June 28, 2007, Iveco and the industrial group Samotlor-NN (“Samotlor”), one of the major Russian bodybuilders, have signed an industrial agreement that envisages the creation of a joint venture, 51% of which would be held by Iveco and 49% of which would be held by Samotlor, for the production in Russia of the Daily, the light commercial vehicle of Iveco.

▪	On June 28, 2007, Magneti Marelli and Avtopribor have signed a letter of intent for the creation of a joint venture in Russia aimed at the design, development, production and marketing of electronic instrument clusters for motor vehicles. The agreement calls for the partners’ respective shares of the prospective company’s capital to be 51% Magneti Marelli and 49% Avtopribor. Closing of the transaction and creation of the joint venture is currently expected to occur after completion of due diligence, which is scheduled to take place by the end of 2007.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     (42) Significant differences between IFRS and United States generally accepted accounting principles (US GAAP)
     The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as adopted by the European Union and described above in the note “Significant accounting policies”. At December 31, 2006 those Standards differed from those issued by the IASB (hereinafter also referred to collectively as “IFRS”) for the IFRS 8 – Operating segments, the IFRIC Interpretation 11 – IFRS2 – Group and Treasury shares transactions and the IFRIC Interpretation 12 – Service Concession Arrangements that at that date were not yet endorsed by the European Union. At December 31, 2006 the Group had not yet adopted those standards, therefore no difference arise between International Financial Reporting Standards, as adopted by the European Union and those issued by the IASB.
     Prior to 2005, the Fiat Group prepared its consolidated financial statements in accordance with Italian GAAP and provided reconciliations of the net result and stockholders’ equity to US GAAP. As of January 1, 2005, the Group adopted IFRS as its primary reporting GAAP with a transition date of January 1, 2004. As a result of adopting IFRS, a number of accounting policy decision have been made, some of which were transitional decisions, relevant for determining the opening balance under IFRS. Changes in accounting policies and transitional arrangements upon the adoption of IFRS are disclosed in Note 39 to the consolidated financial statements that are included in the annual report on form 20-F for the year 2005.
     IFRS differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”), the effects of the application of US GAAP on net income and stockholders’ equity are set out as follows:
     Reconciliation of net income (loss)

				Years Ended December 31,
	Reference		2006	2006	2005	2004
			(in millions of
			US Dollars)
			(note 39)	(in millions of euros)
Net income (loss) in accordance with IFRS			1,519	1,151	1,420	(1,579)

Adjustments required to conform with US GAAP:
Expensing of development costs recognized as intangible assets, net	(b	)	(256)	(194)	(82)	(395)
Accounting for goodwill	(c	)	(37)	(28)	—	—
Accounting for employee benefits	(d	)	(170)	(129)	(260)	(138)
Impairment of property, plant and equipment	(e	)	(178)	(135)	(57)	72
Restructuring provisions	(f	)	26	20	111	(62)
Securitization of financial assets	(g	)	11	8	(16)	2
Sale and leaseback transactions	(h	)	44	33	(127)	(4)
Stock-based compensation	(i	)	9	7	16	(3)
Extinguishment of Mandatory Convertible Facility	(j	)	—	—	(858)	—
Other accounting differences	(k	)	(85)	(64)	(131)	(25)
Deferred income taxes	(l	)	(61)	(46)	131	74
Minority interest	(m	)	(103)	(78)	(22)	(42)

Net income (loss) in accordance with US GAAP			719	545	125	(2,100)

Income (loss) from continuing operations in accordance with US GAAP			590	447	136	(2,100)

Income (loss) from discontinued operations in accordance with US GAAP	(n	)	129	98	(11)	—

Net income (loss) in accordance with US GAAP			719	545	125	(2,100)

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

			Years Ended December 31,
	Reference		2006	2006	2005	2004
			(in US Dollars )		(in euros)
			(note 39)
Basic and diluted earnings per Ordinary share amounts in accordance with US GAAP:
Basic and diluted income (loss) from continuing operations	(a	)	0.399	0.302	0.127	(2.145)
Basic and diluted income (loss) from discontinued operations			0.102	0.077	(0.010)	—

Basic and diluted net income (loss) per Ordinary share			0.501	0.379	0.117	(2.145)

Basic and diluted earnings per Preference share amounts in accordance with US GAAP:
Basic income (loss) from continuing operations			0.409	0.310	0.127	(2.145)
Basic income (loss) from discontinued operations			0.092	0.070	(0.010)	—

Basic net income (loss) per Preference share			0.501	0.380	0.117	(2.145)

Diluted income (loss) from continuing operations			0.409	0.310	0.127	(2.145)
Diluted income (loss) from discontinued operations			0.091	0.069	(0.010)	—

Diluted net income (loss) per Preference share			0.500	0.379	0.117	(2.145)

Basic and diluted earnings per Savings share amounts in accordance with US GAAP:
Basic and diluted income (loss) from continuing operations			1.421	1.077	0.127	(2.145)
Basic and diluted income (loss) from discontinued operations			0.102	0.077	(0.010)	—

Basic income (loss) per Saving share			1.523	1.154	0.117	(2.145)

     As described in the note 41, Subsequent events, under the purchase program approved by the Stockholders’ Meeting held on April 4, 2007, the Group carried out purchases of its treasury shares for a total number of 11,081,169 shares as of June 25, 2007.
     From January 1, 2007 until the date of the present Form, the average share price of Fiat ordinary shares changed from 12 euros per share to 19 per share. This change could impact the number of potential ordinary shares considered as having a dilutive effect in the calculation of 2006 earning per share.
     Reconciliation of stockholders’ equity

			At December 31,	At December 31,
	Reference		2006	2006	2005
			(in millions of US
			Dollars)
			(note 39)	(in millions of euros)
Stockholders’ equity in accordance with IFRS			13,244	10,036	9,413

Adjustments required to conform with US GAAP:
Expensing of development costs recognized as intangible assets, net	(b	)	(3,663)	(2,776)	(2,604)
Accounting for goodwill	(c	)	629	477	464
Accounting for employee benefits	(d	)	(544)	(412)	154
Impairment of property, plant and equipment	(e	)	58	44	179
Restructuring provisions	(f	)	230	174	168
Securitization of financial assets	(g	)	84	64	51
Sale and leaseback transactions	(h	)	(170)	(129)	(164)
Other accounting differences	(k	)	(169)	(128)	(32)
Deferred income taxes	(l	)	(112)	(85)	(194)
Minority interest	(m	)	(872)	(661)	(721)

Stockholders’ equity in accordance with US GAAP			8,715	6,604	6,714

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Changes in US GAAP stockholders’ equity for the years ended December 31, 2006, 2005 and 2004

			Retained
			earnings	Accumulated
		Additional	(deficit)	other			Other
	Capital	paid-in	and	comprehensive	Treasury		comprehensive
	stock	capital	reserves	Income (loss)	stock	Total	income (loss)
	(in millions of euros)
Balance at December 31, 2003	4,918	3,253	(789)	(2,415)	(32)	4,935	—

Comprehensive income:
Net income (loss) :			(2,100)			(2,100)	(2,100)
Translation adjustment:				(128)		(128)	(128)
Unrealized gains on available-for-sale securities (net of tax)				58		58	58
Derivative financial instruments: gains deferred (net of tax)				22		22	22
Pension liability adjustment (net of tax)				(39)		(39)	(39)
Gains on available-for-sale securities reclassified to earning				(36)		(36)	(36)

Total							(2,223)

Changes in treasury stock					6	6
Balance at December 31, 2004	4,918	3,253	(2,889)	(2,538)	(26)	2,718

Capital increase from extinguishment of Mandatory
Convertible Facility	1,459	1,540				2,999
Comprehensive income:
Net income (loss) :			125			125	125
Translation adjustment:				818		818	818
Unrealized gains on available-for-sale securities (net of tax)				95		95	95
Derivative financial instruments: gains deferred (net of tax)				10		10	10
Pension liability adjustment (net of tax)				(10)		(10)	(10)
Derivative financial instruments: gains reclassified to earning (net of tax)				(41)		(41)	(41)

Total							997

Changes in treasury stock and other changes			2		(2)	—
Balance at December 31, 2005	6,377	4,793	(2,762)	(1,666)	(28)	6,714

Comprehensive income:
Net income (loss)			545			545	545
Translation adjustment:				(574)		(574)	(574)
Unrealized gains on available-for-sale securities (net of tax)				41		41	41
Derivative financial instruments: gains deferred (net of tax)				64		64	64
Pension liability adjustment (net of tax)				17		17	17
Cumulative translation adjustment reclassified to earning (net of tax)				6		6	6
Gains on available-for-sale securities reclassified to earning (net of tax) :				(7)		(7)	(7)
Derivative financial instruments: gains reclassified to earning (net of tax)				12		12	12

Total							104

Adjustment to initially adopt SFAS No. 158, net of tax				(200)		(200)
Changes in treasury stock and other changes			(18)		4	(14)
Balance at December 31, 2006	6,377	4,793	(2,235)	(2,307)	(24)	6,604

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
Selected financial data under US GAAP
     The following tables indicate our 2006, 2005 and 2004 revenues and operating result, and total assets at December 31, 2006 and 2005 determined in accordance with IFRS compared to those determined in accordance with US GAAP.

	IFRS			US GAAP
	(in millions of euros)
	2006	2005	2004	2006	2005	2004
Selected Income Statement Data
Net revenues	51,832	46,544	45,637	51,030	45,638	44,800
Operating result	2,061	2,215	(585)	1,360	1,587	(1,085)

	IFRS		US GAAP
	(in millions of euros)
	2006	2005	2006	2005
Selected Balance Sheet Data
Total assets	58,303	62,454	55,919	56,611
     Description of reconciling items
     Comments on the above and other differences between the Group’s accounting policies and US GAAP are as follows:
(a) Earnings per share
     The earnings per share amounts in accordance with US GAAP (basic and diluted) for each of the years ended December 31, 2006, 2005 and 2004 have been calculated in accordance with the provisions of SFAS No. 128 – Earnings per Share, and EITF 03-6 – Participating Securities and the Two-Class Method under FASB Statement No. 128, using the “two-class method” for ordinary shares and participating securities, as prescribed therein. Under that method, both for the basic and the diluted earnings per share computation, net income (loss) from continuing operations shall be reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period. The remaining earnings shall be allocated to common stock to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security, determined by adding together the amount allocated for dividends and the amount allocated for a participation feature, shall be divided by the weighted average number of shares outstanding to which the earnings are allocated to determine the earnings per share.
     In 2004, all classes of equity shared equally in the loss. In 2005 no preference right arose to the different classes of equity because the Group was unable to pay dividends, since it did not maintain “distributable net income” as defined by the Fiat S.p.A. by-laws. The loss and earnings per share were therefore calculated by allocating the Net result to each class of equity, based on the weighted average number of shares outstanding for each class of equity. In 2006 the Group generated “distributable net income” and allocated the Profit from continuing operations to the three classes of shares according to the two-class method.
     The following table shows the numerator and the denominator of the basic per-share computations for net income for 2006 and 2005:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

		2006				2005
		Ordinary	Preference	Saving		Ordinary	Preference	Saving
		shares	shares	shares	Total	shares	shares	shares	Total
Net Income under US GAAP	million of euros				545				125

Prior period dividends to saving shares declared for the period	million of euros	—	—	50	50	—	—	—	—
Dividends declared for the period	million of euros	169	32	25	226	—	—	—	—
Theoretical preference right on saving and ordinary shares	million of euros	169	—	12	181	—	—	—	—
Income available to stockholder’s	million of euros	75	7	6	88	103	12	10	125

Earnings attributable to each class of shares	million of euros	413	39	93	545	103	12	10	125

Weighted average number of shares	thousand	1,088,027	103,292	79,913	1,271,232	881,177	103,292	79,913	1,064,382

     The following table shows the numerator and the denominator of the basic per-share computations for net income for 2004:

		2004
		Ordinary shares	Preference shares	Saving shares	Total
Net income under US GAAP	million of euros				(2,100)

Prior period dividends to saving shares declared for the period	million of euros	—	—	—	—
Dividends declared for the period	million of euros	—	—	—	—
Theoretical preference right on saving and ordinary shares	million of euros	—	—	—	—
Income (loss) available to stockholder’s	million of euros	(1,706)	(222)	(172)	(2,100)

Earnings (loss)attributable to each class of shares	million of euros	(1,706)	(222)	(172)	(2,100)

Weighted average number of shares	thousand	795,744	103,292	79,913	978,949

     For the purpose of calculating the diluted earning per share in 2006, the number of ordinary shares considered is the average number of shares outstanding plus the effects arising from shares that would be issued on the exercise of all dilutive stock options. During 2005 and 2004 no dilutive effects arose from above mentioned stock option plans. In 2004, 2005 and 2006 no dilutive effects arose from warrants issued by Fiat S.p.A. on its ordinary shares.
     (b) Expensing of development costs recognized as intangible assets, net
     Under IFRS, costs relating to development projects are recognized as intangible assets when certain criteria are met as indicated in the note “Significant accounting policies”. Under US GAAP, capitalization of development costs is prohibited, unless such costs pertain to specific elements of internally developed computer software capitalized in accordance with SOP 98-1 – Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. As a result, all costs incurred related to development projects that do not relate to internally developed computer software and that have been capitalized under IFRS are expensed as incurred under US GAAP. Amortization expenses, net result on disposal and impairment charges of previously capitalized development costs recorded under IFRS have been reversed under US GAAP. In 2006, the Group capitalized 813 million euros (656 million euros in 2005 and 753

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
million euros in 2004) of development costs, amortized 616 million euros (462 million euros in 2005 and 312 million euros in 2004) of previously capitalized development costs and recorded impairment charges and net result on disposal of 13 million euros (112 million euros in 2005 and 46 million euros in 2004) that were reversed under US GAAP.
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
     Under US GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. Upon adoption of SFAS No. 142 – Goodwill and Other Intangible Assets (“SFAS No. 142”), the Group does not amortize goodwill and other intangible assets with indefinite useful lives. This reconciling item also includes other differences on goodwill recorded in purchase accounting subsequent to 1993 due to US GAAP adjustments applicable to acquired companies.
     The Group’s goodwill previously charged to equity under Italian GAAP that has been reinstated under US GAAP was 540 million euros at December 31, 2006 (542 million euros at December 31, 2005). The stockholders’ equity reconciliation also reflects the difference in amortization periods before the adoption of SFAS No. 142 and the reversal of goodwill amortization recorded in the Italian GAAP consolidated financial statements for 2002 and 2003 for an amount of 381 million euros at December 31, 2006 (419 million euros at December 31, 2005). Furthermore, the financial statements of the Case Group, which was acquired on November 12, 1999, were not included in the Fiat Group Italian GAAP consolidated financial statements at December 31, 1999 on the basis that it would not have been practicable to obtain the necessary information on a timely basis without disproportionate expense; accordingly, for Italian GAAP purposes, the Case Group was consolidated and the related purchase accounting entries were recorded effective January 1, 2000. Due to the above-mentioned exemption adopted in the IFRS First-Time Adoption of IFRS 3, the Fiat Group did not restate the accounting for the Case acquisition. US GAAP in effect at the acquisition date did not permit the exclusion of controlled companies from consolidation unless control was considered to be temporary. Accordingly, for US GAAP purposes, the net loss incurred by the Case Group from the date of acquisition to December 31, 1999 was included in determining net income (loss) and stockholders’ equity of the Group in accordance with US GAAP as of December 31, 1999. The stockholders’ equity reconciliation includes a negative adjustment of 27 million euros at December 31, 2006 (31 million euros at December 31, 2005) related to the effect of this difference on the calculation of goodwill arising on the acquisition of the Case Group, which was first recognized in the Italian GAAP consolidated financial statements on January 1, 2000.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Finally, on September 29, 2006 the Group completed its acquisition of 29% of Ferrari minority interest, which represents some of the non-controlling interest in the subsidiary. Under IFRS, in the absence of a specific Standard or Interpretation on the matter, when the Group acquires a minority interest in a subsidiary, the excess of the acquisition cost over the carrying value of the assets and liabilities acquired is recognized as goodwill (the “Parent entity extension method”). Under this method the Group recognized 776 million euros goodwill under IFRS on the acquisition of such non-controlling interest. Under US GAAP the acquisition of some or all of the noncontrolling equity interest in a subsidiary shall be accounted for using the purchase accounting method; therefore, the cost of this minority interest should be allocated to the underlying assets acquired and liabilities assumed based upon fair values. Excess of fair value of acquired net assets over costs should be allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognized as an extraordinary gain. The extraordinary gain shall be recognized in the period in which the business combination is completed. Existing differences between the net equity of acquired minority interest determined in accordance with IFRS and the net equity of acquired minority interest determined in accordance with US GAAP resulted in the recognition under US GAAP of an additional goodwill of 24 million euros. The allocation of the Ferrari purchase price is preliminary and may be adjusted before completion of the allocation period.
     (c.ii) Impairment of goodwill
     Reconciling items related to impairment of goodwill arise based on differences in the initial recognition and measurement of goodwill upon completion of a business combination as described above and the impairment test itself. For IFRS, impairment testing is conducted by comparing the carrying amount of a cash-generating unit to which goodwill is allocated to its recoverable amount, which is measured by using the higher of the fair value less costs to sell or the value in use of the asset. For US GAAP, the impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of a reporting unit to its carrying amount including goodwill. If the carrying amount exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. The implied fair value of goodwill is determined by an hypothetical purchase price allocation whereby the fair value determined in the first step is allocated to the various assets and liabilities included in the reporting unit in the same manner as goodwill is determined in a business combination.
     An analysis of the variations in the cumulative impairment charges recorded for US GAAP by sector in 2006 is as follows:

	Effect on				Effect on	Effect on
	stockholders’	Exchange			net income	stockholders’
	equity at	rate			(loss) for	equity at
Sector	Jan. 1, 2006	differences	Disposals	Other	2006	Dec. 31, 2006
	(in millions of euros)
Fiat Group Automobiles	(26)	(5)	—	—	—	(31)
Agricultural and Construction Equipment	(296)	49	—	—	—	(247)
Commercial Vehicles	(42)	(1)	—	—	—	(43)
Components	(151)	4	—	—	—	(147)
Production Systems	(172)	5	—	—	(40)	(207)
Metallurgical Products	(44)	5	—	—	(22)	(61)
Services	(12)	—	—	(23)	—	(35)
Other companies	(70)	(12)	—	23	—	(59)

Total Group	(813)	45	—	—	(62)	(830)
Less: Impairment charges recorded for IFRS	347	(6)	—	—	48	389

Total US GAAP adjustments	(466)	39	—	—	(14)	(441)

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     An analysis of the variations in the cumulative impairment charges recorded for US GAAP by sector in 2005 is as follows:

	Effect on				Effect on	Effect on
	stockholders’	Exchange			net income	stockholders’
	equity at	rate			(loss) for	equity at
Sector	Jan. 1, 2005	differences	Disposals	Other	2005	Dec. 31, 2005
	(in millions of euros)
Fiat Group Automobiles	(26)	—	—	—	—	(26)
Agricultural and Construction Equipment	(259)	(37)	—	—	—	(296)
Commercial Vehicles	(30)	—	—	—	(12)	(42)
Components	(151)	—	—	—	—	(151)
Production Systems	(158)	(14)	—	—	—	(172)
Metallurgical Products	(44)	—	—	—	—	(44)
Services	(20)	—	—	8	—	(12)
Other companies	(70)	—	—	—	—	(70)

Total Group	(758)	(51)	—	8	(12)	(813)
Less: Impairment charges recorded for IFRS	343	—	—	(8)	12	347

Total US GAAP adjustments	(415)	(51)	—	—	—	(466)

     (d) Employee benefits
     Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 – Employee Benefits. Under US GAAP, pension costs are accounted for in accordance with SFAS No. 87 – Employer’s Accounting for Pensions, SFAS No. 150, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan. Curtailments, settlements and certain other termination benefits are accounted for in accordance with SFAS No. 88 – Employers’ Accounting for Settlements and Curtailments of Defined Benefits Other Than Pension Plans and Termination Benefits, and other post-employment benefits are accounted for in accordance with SFAS No. 106 –Employers’ Accounting for Postretirement Benefits Other Than Pensions and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan. Accounting for these plans under IFRS and US GAAP differs in the following respects as it relates to the Group’s plans:
     (d.i) Italian severance indemnity (TFR)
     The provisions of the Italian severance pay statute (“TFR”) require that the benefit an employee has accrued for service to date is payable immediately upon separation. Accordingly, the undiscounted value of that benefit payable exceeds the actuarial present value of that benefit because payment is assumed to occur at the employee’s expected termination date. Under IFRS, the TFR is accounted for as a defined benefit plan using the projected unit credit method. Under US GAAP, in accordance with EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan, employers may choose to measure the vested benefit obligation of such plans at either the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately (Approach 1) or the actuarial present value of the vested benefits to which the employee is currently entitled but based on the employee’s expected date of separation or retirement (Approach 2). Under US GAAP, the Group applies Approach 1 to measure the vested benefit obligation for these Italian benefit plans, which differs from the accounting treatment adopted under IFRS.
     (d.ii) Actuarial gains and losses
     Under IFRS, following the optional exemptions of IFRS 1 – First-time Adoption, the Fiat Group elected to recognize against equity all cumulative actuarial gains and losses arising from the application of the projected unit credit method to pension and other defined benefit plans at January 1, 2004. Under US GAAP, prior to the adoption of SFAS No. 158 on December 31, 2006, the IFRS impact on equity arising from cumulative actuarial gains and losses was reversed, and the actuarial gains and losses existing at the

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
IFRS transition date continued to be amortized over the employees’ remaining service period. Upon the adoption of SFAS 158, on December 31, 2006, previously unrecognized actuarial gains and losses are recognized immediately within stockholders’ equity (accumulated other comprehensive income). Accordingly, upon the adoption of SFAS 158, an additional IFRS to US GAAP difference in stockholders’ equity has arisen due to the different accounting for actuarial gains and losses.
     (d.iii) Additional minimum liability
     Under SFAS No. 87, prior to the adoption of SFAS 158, the Group was required to recognize an additional minimum pension liability if the accumulated benefit obligation exceeded the fair value of plan assets. The portion of the additional minimum liability that corresponded to prior year service cost and the unamortized transition obligation was debited to intangible assets and any remaining balance was recorded as a reduction to other comprehensive income. The recognition of this additional minimum liability was not required under IFRS. On adoption of the recognition provisions of FASB Statement No. 158, on December 31, 2006, the additional minimum liability is no longer recognized. SFAS No. 158 eliminates the additional minimum liability by requiring full recognition of the funded status of an entity’s defined benefit pension plan as an asset or liability in its year-end balance sheet. Because the recognition provisions are to be adopted as of the end of the year, an entity is first required to measure and record changes to its previously recognized additional minimum liability through comprehensive income based on its measurement date used for current year-end reporting. The additional minimum liability and intangible assets recognized in other comprehensive income until December 31, 2006 were eliminated upon the adoption of SFAS No. 158 and unrecognized actuarial gains and losses are recognized immediately within stockholders’ equity in accumulated other comprehensive income.
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
     Under IFRS, the Group recognizes gains or losses on a curtailment of a defined benefit plan when the Group is demonstrably committed to make a material reduction in the number of employees covered by the plan, or amends the terms of the plan causing a material element of future service by current employees to no longer qualify for benefits, or to qualify only for reduced benefits. The curtailment gain or loss is comprised of any resulting change in the fair value of plan assets and any related actuarial gains and losses and prior service costs that had not been previously recognized. Under US GAAP, curtailments are comprised of the proportionate amount of unrecognized prior service costs and any gains or losses due to related changes in the projected benefit obligation. If the curtailment will result in a loss, it is recognized in earnings when it is probable that a curtailment will occur and the effects can be reasonably estimated. If the curtailment will result in a gain, recognition is deferred until the related employees terminate or the plan suspension or amendment is adopted.
     During 2006, 2005 and 2004, the Fiat Group retroactively amended certain of its postretirement benefit plans and pension plans.
     As a result of these plan amendments, the Group recognized a gain under IFRS of 31 million euros in 2006 (106 million euros in 2005 and 22 million euros in 2004, respectively). The 2006 gain recognized under IFRS mainly relates to amendments made to the “CNH Health & Welfare Plan” and to the “CNH Employee Group Insurance Plan” as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
–	Effective from January 1, 2007 the Humana Medicare Advantage Plan replaces the Basic Protection and Non-Network Plans for all Medicare eligible retirees, surviving, spouses, dependents and LTD participants for all salaried and hourly non-union eligible participants.

–	The following amendments, adopted June 21, 2005, are rescinded:
o	The prescription drug benefits under the Plan for pre-Medicare eligible salaried retirees will be redesigned to be comparable to the standard Medicare Part D Plan effective as of January 1, 2007.

o	The prescription drug benefits under the Plan for pre-Medicare eligible non-represented hourly retirees will be redesigned to be comparable to the standard Medicare Part D Plan, effective as of January 1, 2007.
            The changes that occurred in 2005 mainly arose from a number of amendments to the “CNH Health & Welfare Plan”, “CNH Employee Group Insurance Plan” and “CNH Retiree Medical Savings Account Plan” that occurred during 2005. In particular:
–	During 2005, the plans were amended to change the health care provider options (i.e., PPO’s), which increased retiree coinsurance, deductibles, and out-of-pocket maximums for the long-term disability group. This was to done to align the long-term disability group with the rest of the participants.

–	On March 21, 2005, the United Auto Workers (“UAW”) ratified a new labor contract for covered CNH employees that is to remain in effect through 2011. Included in the new contract were changes to certain features of the medical plan, elimination of drug coverage for Medicare eligible retirees beginning in 2007, and changes in the approach for sharing the impact of future inflation in medical costs applicable to active employees as of November 1, 2004.

–	During July 2005, the benefits for all non-union, hourly, and salary participants were adjusted consistent with the changes made to the UAW benefits discussed above. Beginning on January 1, 2007, the drug coverage for Medicare eligible retirees will be eliminated. There were also changes to the drug coverage for participants under the age of 65 and changes to the approach for sharing the impact of future inflation in medical costs.

–	During 2005, as part of the changes made in connection with the UAW’s ratification of the contract, CNH’s hourly non-represented employees were added as participants to the CNH Retiree Medical Savings Account Plan effective as of January 1, 2006.
            Under US GAAP gains recognized on plan amendments have been deferred and are amortized over the expected remaining service life of the scheme employees, even if benefits are already fully vested while losses recognized on plan amendments first offset previous positive service costs, with any remainder, and then have been recognized over the remaining services lives of active employees.
            The impact of each of the above mentioned differences on employee benefits accounting under IFRS and US GAAP is as follows:

				Stockholders’
	Net income (loss)			equity
				At December 31,
	2006	2005	2004	2006	2005
	(in millions of euros)
(d.i.) Italian severance indemnity (TFR)	(20)	(38)	(29)	(101)	(83)
(d.ii.) Actuarial gains and losses and other differences	(114)	(131)	(92)	(349)	1,051
(d.iii.) Additional minimum liability	—	—	—	—	(706)
(d.iv) Plan amendment and curtailments	5	(91)	(17)	38	(108)

Total	(129)	(260)	(138)	(412)	154

          (e) Impairment of property, plant and equipment
          The Group’s accounting policy related to property, plant and equipment under IFRS is described in the note “Significant accounting policies”.

\

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     Impairment losses of property, plant and equipment, net of related depreciation expense on different carrying values, were 44 million euros and 179 million euros lower under US GAAP than under IFRS as of December 31, 2006 and 2005, respectively.
     The following table summarizes the impact of the net impairment differences recognized under US GAAP on consolidated net income and consolidated stockholders’ equity under IFRS by sector:

				Stockholders’
	Net income (loss)			equity
				At December 31,
Sector	2006	2005	2004	2006	2005
	(in millions of euros)
Fiat Group Automobiles	(82)	(16)	(42)	23	105
Maserati	(13)	(11)	46	22	35
Metallurgical Products	(39)	(29)	68	—	39
Other sectors	(1)	(1)	—	(1)	—

Total Group	(135)	(57)	72	44	179

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
     Under IFRS, the Group applies the provision of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets in order to assess restructuring liabilities at the balance sheet date. Under IAS 37, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under IAS 19 – Employee benefits, an entity must recognize termination benefits as a liability and an expense when the entity is demonstrably committed to either terminate the employment of an employee(s) before the normal retirement date to provide termination benefits as a result of an offer made to encourage voluntary redundancy.
     Under US GAAP, termination benefits are recognized in the period in which a liability is incurred, which depends on whether the termination costs relate to (i) contractual termination benefits or special termination benefits accounted for under SFAS No. 88 – Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, (ii) an on-going severance plan accounted for under SFAS No. 112 – Employers’ Accounting for Post-employment Benefits, or (iii) one-time termination benefits accounted for under SFAS No. 146 – Accounting for Costs Associated With Exit or

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
Disposal Activities. The application of US GAAP often results in a later recognition of restructuring costs for the Group’s restructuring activities.
     (g) Securitization of financial assets
     Under IFRS, in accordance with SIC 12 Consolidation – Special Purpose Entities, a Special Purpose Entity (“SPE”) is consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by the entity. In all of the Group’s securitization transactions, the subscription of the junior asset-backed securities by the Group entails its control in substance over the SPE, which is consequently consolidated. Under US GAAP, the Group follows SFAS No. 140 –Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”) and other related US GAAP guidance related to the Group’s securitization of financial assets and extinguishments of liabilities. The rules in SFAS No. 140 have a more limited scope than SIC 12 and are therefore applied only when the assets transferred are financial assets and the SPE is a Qualifying Special Purpose Entity; in these cases, securitized portfolios are derecognized for US GAAP purposes. This reconciling item principally includes gains arising from the securitization transactions on the retail portfolio of receivables of financial services companies, recognized under US GAAP and not yet recognized under IFRS. Gains or loss on sale of the receivables depends in part on the carrying amount of the financial assets allocated between the assets sold and the retained interest based on the fair value at the date of transfer. The Group computes fair value based on the present value of future expected cash flows using management’s best estimate of the key assumptions – credit losses, prepayments speeds, and discount rates commensurate with the risk involved. Under US GAAP, changes in these fair values are recorded after tax in other comprehensive income unrealized gain on available-for-sale securities. Other than temporary impairment are recorded in net income in accordance with SFAS No. 115 – Accounting for Certain Investments in Debt and Equity Securities.
     (h) Sale and leaseback transactions
     This difference relates principally to a sale and leaseback transaction entered into during 2005. The events leading to this transaction are described below.
     In 1998, the Group entered into a real estate sale-leaseback transaction. The Group determined that the counterparty to the transaction Corso Marconi Immobilare (“CMI”), should be considered a special purpose entity (“SPE”) and should be consolidated under IFRS and under US GAAP because the majority owner of the SPE made only a nominal capital investment, the activities of the SPE were virtually all on the Group’s behalf, and the substantive risks and rewards of the SPE rested with the Group. In 2005, the Group obtained legal ownership of the underlying properties of CMI and entered into a sale and leaseback transaction with an entity in which the Group acquired an insignificant equity interest. Under IFRS, the Group determined that the transaction qualified as a sale and operating leaseback because substantially all risks and rewards of ownership were transferred to the buyer and the transaction was established at fair value. Accordingly, a gain of 117 million euros was recognized under IFRS in 2005. Under US GAAP, sale and leaseback accounting for real estate transactions is only permitted in certain limited circumstances as described in SFAS No. 98 – Accounting for Leases. Because of the Group’s retained equity interest in the buyer, under US GAAP this transaction has been accounted for under the finance method, whereby the sale proceeds have been reported as a financing obligation and the properties remain on the balance sheet. The gain realized in 2005 under IFRS has been deferred and credited to income over the 15 years lease term and the assets continue to be depreciated, moreover, in 2006 the Group extinguished one of lease contracts involved in the CMI transaction and recognized the residual gain on the disposal of such assets also under US GAAP.
     (i) Stock-based Compensation
     The Group’s accounting policies related to accounting for stock based-compensation under IFRS are described in the note “Significant accounting policies”. These policies differ in certain respects from those required under US GAAP, as further described below.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Under IFRS 2 – Share-based Payment, stock options plans are required to be recognized as an expense based on the fair value of the equity instruments granted. This compensation expense is recognized in the income statement on a straight-line basis over the period from the grant date to the vesting date, with the offsetting credit recognized directly in equity. The Group applied the transitional provision provided by IFRS 2 and therefore applied this standard to all stock options granted after November 7, 2002 and not yet vested at the effective date of the standard (January 1, 2005). No compensation expense was recognized for stock options granted prior to November 7, 2002.
     Under US GAAP, effective January 1, 2006, the Group adopted SFAS No. 123 (revised 2004) – Share-Based Payments (“SFAS No. 123R”) which requires the use of a fair value based method of accounting for stock-based employee compensation, using the Modified Prospective Application transition method. Under this method SFAS No. 123R has been applied to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 shall be recognized as the requisite service is rendered on or after that date.
     The Group retained the intrinsic value method of accounting for stock based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25 –Accounting for Stock Issued to Employees (“APB No. 25”) and FIN 44 – Accounting For Certain Transactions Involving Stock Compensation, for options vested prior to January 1, 2006. The effect of adopting the SFAS 123R on income from continuing operations, income before taxes and net income was not material.
     During 2004 and 2005, certain employees forfeited their award due solely to termination of their employment. As a consequence, the Group adjusted the compensation expense recorded in previous periods, as required by APB No. 25.
     During 2006 the Group issued a new stock option plan subject to shareholders’ approval in the general meeting on April 4, 2007. Under IFRS this plan was deemed to be granted because employees began rendering services from the date the plan was approved by the Board of Directors (November 3, 2006), even though the grant date occurred at the Shareholders’ Meeting upon approval (April 4, 2007). As a consequence, under IFRS the Group estimated the fair value at December 31, 2006, recognizing the compensation cost for services received during the period from the commencement of the service period to year end. Under SFAS 123R the award service period begins before the grant date only if specific conditions are met. In the case of the 2006 stock option plan, such conditions were not satisfied, therefore under US GAAP the Group reversed the 6 million euros of compensation expense recorded under IFRS on this plan.
     (j) Extinguishment of Mandatory Convertible Facility
     In 2005, under IFRS the Company recognized an unusual financial gain of 858 million euros arising from the increase of share capital on September 20, 2005 through the conversion of the Mandatory Convertible Facility (see Notes 9, 25 and 28). The gain corresponds to the difference between the subscription price of 10.28 euros per share and the market value of 7.337 euros per share at the subscription date, net of issuance costs. Under IFRS, the Mandatory Convertible Facility was considered a financial liability with a conversion feature that was considered an embedded derivative that should be separated from the debt instrument at inception, with subsequent changes in fair value to be recognized in the income statement. Due to significant uncertainty about whether the positive fair value and gains of the embedded derivative could actually be realized by the Group, the positive fair value adjustments were not recognized over the life of the instrument. When the uncertainty surrounding the ability to convert and realize the gains was resolved through actual conversion, an 858 million euros gain was recognized under IFRS. Under US GAAP, the embedded conversion feature was not bifurcated pursuant to SFAS No. 133 – Accounting for Derivative Instruments and Hedging Activities, (as amended and interpreted), EITF Issue No. 01-6 – The Meaning of “Indexed to a Company’s Own Stock” and EITF Issue No. 00-19 – Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Because no beneficial conversion feature existed immediately prior to conversion, the carrying amount of the debt upon conversion was debited with a corresponding credit to common stock and additional paid-in capital. That is, the conversion of the Mandatory Convertible Facility pursuant to its original terms did not result in a gain on

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
conversion of the facility, and the difference between the carrying value of the Mandatory Convertible Facility, which equals the gain recognized under IFRS, was recorded directly in equity. Accordingly, no difference exists in stockholders’ equity between the IFRS and US GAAP as a result of this instrument.
     (k) Other accounting differences
     Other adjustments to reconcile IFRS to US GAAP refer to differences that are not individually significant for the Group and are therefore shown as a combined total. Other differences arose due to the different treatment in the following matters:

					Stockholders’
		Net income (loss)			equity
					At December 31,
	Ref.	2006	2005	2004	2006	2005
	(in millions of euros)
Adjustment on equity method investees	(i )	(53)	(157)	11	(61)	20
Highly inflationary economies	(ii)	1	17	(10)	(37)	(39)
Capitalized interest on constructed or produced fixed assets	(iii)	1	(1)	2	13	11
Discounting provisions	(iv)	—	(1)	—	(4)	(4)
Other individually minor differences		(13)	11	(28)	(39)	(20)

Total		(64)	(131)	(25)	(128)	(32)

     (i) Adjustment on equity method investees
     IFRS and US GAAP are similar in the application of equity method accounting for associated companies. These differences principally relate to IFRS – US GAAP differences arising in the financial statements of the investees themselves, as well as accounting for goodwill recorded on acquisition of an interest in the equity method investees, as described in note 42(c). At December 31, 2006, these differences resulted in a negative effect of 61 million euros on the stockholders’ equity (20 million euros at December 31, 2005), a negative effect on net income of 53 million euros in 2006 (a negative effect on net income of 157 million euros in 2005 and a positive effect of 11 million euros in 2004). The difference in 2005 net income resulted principally from the reversal of differences in the carrying value of the Group’s investment in Italenergia Bis S.p.A. (“Italenergia”) upon the sale of the Group’s interest in that company in 2005. The facts and circumstances giving rise to the sale and the resulting difference in net income are described below.
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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     (ii) Translation of financial statements of subsidiaries operating in highly inflationary economies
     The financial statements of subsidiaries operating in highly inflationary economies have been adjusted in accordance with inflation accounting procedures (consistent with IAS 29 – Financial Reporting in Hyperinflationary Economies), calculating historical costs on the basis of indices deemed representative of the real change in the purchasing power of the local currencies. Consistent with this procedure, the financial statements are translated into the Group’s reporting currency at year-end exchange rates. Under IFRS, characteristics of highly inflationary economies include those whose cumulative inflation exceeds 100% over the latest three-year period. The Group’s inflation accounting policy and procedures differ from the US GAAP requirements of SFAS No. 52 – Foreign Currency Translation with respect to the translation of financial statements of entities operating in highly inflationary economies. Under US GAAP, the financial statements of a foreign entity in a highly inflationary economy shall be remeasured as if the functional currency where the reporting currency. The translation of financial statements of subsidiaries operating in highly inflationary economies is based on local currency financial statements on a historical cost basis after reversing all adjustments made to take into account of inflation. These financial statements are then translated into the Group’s reporting currency by applying historical exchange rates to non-monetary items and current exchange rates to monetary items. All exchange adjustments arising in this remeasurement process are recorded in income.
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
     (iii) Capitalized interest on constructed or produced fixed assets
     Under IFRS, the Group has elected to expense all borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset. The Fiat Group elected not to apply the alternative treatment, which is to capitalize borrowing costs arising on qualifying assets. In accordance with FASB No. 34 – Capitalization of Interest Costs, interest costs (even if theoretical) are capitalized as part of the cost of an asset that is constructed or produced for a company’s own use.
     (iv) Discounting provisions
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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     The line item in the US GAAP reconciliation includes the effect of the above-mentioned differences in accounting for deferred income taxes, which had the effect of reducing stockholders’ equity for US GAAP purposes at December 31, 2006, 2005 and 2004 by 366 million euros respectively, and the net deferred tax effects, after providing a valuation allowance, on other US GAAP reconciling items, as appropriate, which increased stockholders’ equity for US GAAP at December 31, 2006 by 281 million euros (increase of 172 million euros at December 31, 2005).
     The net deferred tax assets recognized on reconciling items in 2006, 2005 and 2004 refer principally to the tax effects of differences in accounting for development costs and employee benefits as shown in the table below:

	Net income (loss)
	2006	2005	2004
	(in millions of euros)
Tax effect on reconciling items
Expensing of development costs recognized as intangible assets	64	31	136
Accounting for goodwill	8	—	—
Accounting for employee benefits	41	79	45
Impairment of property, plant and equipment	45	19	(24)
Restructuring provisions	(16)	(21)	20
Securitization of financial assets	(1)	9	1
Sale and leaseback transactions	(11)	42	1
Stock-based compensation	—	—	—
Mandatory Convertible Facility	—	—	—
Other accounting differences	(18)	6	6
Total	112	165	185

Valuation allowance	(158)	(34)	(111)

Tax effect presented in the reconciliation	(46)	131	74

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
As shown in the above table, in 2005 no tax effects arose on the IFRS – US GAAP differences relating to stock-based compensation, to the “Convertendo” Mandatory Convertible Facility transaction because the gain or loss recognized under IFRS led to a permanent difference between the IFRS balance sheet and the tax basis (as calculated on the basis of Italian tax law).
As shown in the table, the reconciling items between IFRS and US GAAP can also have an effect on the valuation allowance recognized on our deferred tax assets. In some cases, a difference between IFRS and US GAAP resulted in a reduction of deferred tax liabilities (for example those relating to research and development costs) under US GAAP, while other differences resulted in a decrease in deferred tax assets (for example those relating to the timing of the recognition certain provisions) under US GAAP. In such cases, these effects on the deferred tax asset can also have an effect on the amount of the valuation allowance to be recognized under US GAAP, as reflected in the table above. For example, if a deferred tax asset for which a valuation is recorded under IFRS increases as a result of a US GAAP difference, the valuation allowance under US GAAP increases by a corresponding amount.
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

	Net income (loss)			Stockholders’ equity
				At December 31,
	2006	2005	2004	2006	2005
	(in millions of euros)
Deduction of IFRS minority interest	(86)	(89)	(55)	(674)	(732)
Impact of differences between IFRS and US GAAP on minority interest	8	67	13	13	11

Total	(78)	(22)	(42)	661	(721)

     (n) Discontinued operations
     The criteria for recognizing non-current assets or disposal groups as held for sale are similar under IFRS and US GAAP. The principal difference between IFRS and US GAAP in accounting for discontinued operations is the scale of the operation that is disposed of before it qualifies as a discontinued operation and the effect of any continuing involvement in the operation disposed of. Under IFRS, the divestment must represent a separate major line of business or geographical area of operations, whereas under US GAAP, a component of an entity can be classified as a discontinued operation. To qualify as a discontinued operation under US GAAP, there are additional requirements that operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. IFRS does not have similar requirements.
     In 2006 the Group’s divestment of the subsidiary Atlanet S.p.A. to the British Telecom group, the sale of its French subsidiary (SBFM), the sale of its Swiss subsidiary Banca Unione di Credito – BUC, the sale of the Autodie business and the sale of the subsidiary Sestrieres S.p.A. qualified as discontinued operations under US GAAP but not under IFRS. The effect of these differences is to reclassify 109 million euros, of 5 million euros and 1 million euros in 2006, 2005 and 2004 respectively from continuing operations under IFRS to income from discontinued operations under US GAAP.
     Income statement information of the discontinued operations of Atlanet S.p.A., included in Other Sector, is as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	2006 (*)	2005	2004
	(in millions of euros)
Amounts as reported under IFRS

Net Revenues	—	143	155

Income (loss) before taxes	—	—	(1)
Income taxes	—	1	—
Minority interest	—	—	—

Net Income (loss)	—	(1)	(1)
Gain on disposal, net of taxes	22	—	—

Net income (loss) on discontinued operations	22	(1)	(1)
US GAAP adjustments	—	—	—

Net income (loss) on discontinued operations under US GAAP	22	(1)	(1)

(*)	Since the transaction was effective January 1, 2006, there was no operating activity related to Atlanet Sp.A. during 2006.
     The total assets of Atlanet S.p.A., as reported under IFRS at December 31, 2005, amounted to 113 million euros.
     Income statement information of the discontinued operations related to SBFM, included in the Metallurgical Products Sector is as follows:

	2006(*)	2005	2004
	(in millions of euros)
Amounts as reported under IFRS

Net Revenues	—	91	91

Income (loss) before taxes	—	(3)	(9)
Income taxes	—	—	—
Minority interest	—	1	2

Net Income (loss)	—	(2)	(7)
Gain on disposal, net of taxes	—	—	—

Net income (loss) on discontinued operations	—	(2)	(7)
US GAAP adjustments	—	(25)	—

Net income (loss) on discontinued operations under US GAAP	—	(27)	(7)

(*)	Since the transaction was effective January 1, 2006, there was no operating activity related to SBFM during 2006.
     The total assets of SBFM, as reported under IFRS at December 31, 2005, amounted to 49 million euros.
     Income statement information of the discontinued operations of Banca Unione di Credito – BUC, included in Other Sector, is as follows:

	2006	2005	2004
	(in millions of euros)
Amounts as reported under IFRS

Net Revenues	47	68	66

Income (loss) before taxes	11	14	13
Income taxes	2	3	3
Minority interest	—	—	—

Net Income (loss)	9	11	10
Gain on disposal, net of taxes	80	—	—

Net income (loss) on discontinued operations	89	11	10
US GAAP adjustments	4	—	—

Net income (loss) on discontinued operations under US GAAP	93	11	10

     The total assets of Banca Unione di Credito – BUC, as reported under IFRS at December 31, 2005, amounted to 1,479 million euros.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Income statement information of the discontinued operations of the Autodie business, included in the Production Systems Sector, is as follows:

	2006	2005	2004
	(in millions of euros)
Amounts as reported under IFRS

Net Revenues	25	35	37

Income (loss) before taxes	(3)	(5)	(9)
Income taxes	—	—	—
Minority interest	—	—	—

Net Income (loss)	(3)	(5)	(9)
Gain on disposal, net of taxes	—	—	—

Net income (loss) on discontinued operations	(3)	(5)	(9)
US GAAP adjustments	—	—	—

Net income (loss) on discontinued operations under US GAAP	(3)	(5)	(9)

     The total assets of the Autodie business, as reported under IFRS at December 31, 2005, amounted to 24 million euros.
     Income statement information of the discontinued operations of Sestrieres S.p.A., included in Other Sector, is as follows:

	2006	2005	2004
	(in millions of euros)
Amounts as reported under IFRS

Net Revenues	21	19	25

Income (loss) before taxes	3	1	3
Income taxes	2	1	2
Minority interest	—	—	—

Net Income (loss)	1	—	1
Gain on disposal, net of taxes	(1)	—	—

Net income (loss) on discontinued operations	—	—	1
US GAAP adjustments	—	—	—

Net income (loss) on discontinued operations under US GAAP	—	—	1

     The total assets of Sestrieres S.p.A., as reported under IFRS at December 31, 2005, amounted to 36 million euros.
     In 2006 the Group’s planned divestment of Meridian Technologies Inc. and Ingest facility S.p.A. qualified as discontinued operations under US GAAP but not under IFRS. The effect of these differences is to reclassify a negative amount of 18 million euros, a positive amount of 16 million euros and a positive amount of 17 million euros from income from continuing operations under IFRS to income from discontinued operations under US GAAP in 2006, 2005 and 2004, respectively.
     Income statement information of the discontinued operations of Meridien Technologies Inc., included in Teksid sector, is as follows:

	2006	2005	2004
	(in millions of euros)
Amounts as reported under IFRS

Net Revenues	263	277	280

Income (loss) before taxes	17	24	26
Income taxes	6	8	9
Minority interest	5	7	7

Net Income (loss)	11	16	17
Gain on disposal, net of taxes	(29)	—	—

Net income (loss) on discontinued operations	(18)	16	17
US GAAP adjustments	—	—	—

Net income (loss) on discontinued operations under US GAAP	(18)	16	17

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The total assets of Meridien Technologies Inc., as reported under IFRS at December 31, 2006 and 2005, amounted to 212 million euros and 244 million euros, respectively.
     Income statement information of the discontinued operations of Ingest Facility S.p.A., included in Other sector, is as follows:

	2006	2005	2004
	(in millions of euros)
Amounts as reported under IFRS

Net Revenues	269	231	249

Income (loss) before taxes	3	3	4
Income taxes	2	2	3
Minority interest	—	—	—

Net Income (loss)	1	1	1
Gain on disposal, net of taxes	—	—	—

Net income (loss) on discontinued operations	1	1	1
US GAAP adjustments	(1)	(1)	(1)

Net income (loss) on discontinued operations under US GAAP	—	—	—

     The total assets of Ingest Facility S.p.A., as reported under IFRS at December 31, 2006 and 2005, amounted to 154 million euros and 114 million euros, respectively.
     In 2005 the Group’s divestment of Palazzo Grassi S.p.A. qualified as discontinued operations under US GAAP but not under IFRS. The effect of these differences is to reclassify a positive amount of 23 million euros and a negative amount of 5 million euros from income from continuing operations under IFRS to income from discontinued operations under US GAAP in 2005 and 2004, respectively.
     Income statement information of the discontinued operations related to Palazzo Grassi, included in the Other Sector, is as follows:

	2005(*)	2004
	(in millions of euros)
Amounts as reported under IFRS

Net Revenues	—	2

Income (loss) before taxes	—	(5)
Income taxes	—	—
Minority interest	—	—

Net Income (loss)	—	(5)
Gain on disposal, net of taxes	23	—

Net income (loss) on discontinued operations	23	(5)
US GAAP adjustments	—	—

Net income (loss) on discontinued operations under US GAAP	23	(5)

(*)	Since the transaction was effective January 1, 2005, there was no operating activity related to Palazzo Grassi during 2005.
     At December 31, 2004, the total assets of Palazzo Grassi as reported under IFRS amounted to 8 million euros.
     In 2005 the Group accrued an amount of 20 million euros related to contingent liabilities that were directly related to the disposal of entities classified as US GAAP discontinued operations occurred in previous years. Accordingly, these adjustments have been classified separately in the current and in the previous period, respectively, in discontinued operations under US GAAP. Under IFRS, this adjustment was recorded within income from continuing operations because the entities had not been classified as discontinued operations under IFRS.
     The Group considers that none of the events of 2004 gives rise to the requirement to report the results of operations as discontinued operations, as that term is defined in SFAS No. 144 – Accounting for the Impairment or Disposal of Long-Lived Asset” (“SFAS No. 144”).

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Supplementary disclosure
     (i) Classification differences
     Gains on disposals of equity investments
     In 2006 the Fiat Group presented net gains and losses on the disposal of equity investments of 31 million euros within operating results in the Consolidated Income Statements. Such amounts shall be classified within the line item “result from equity investments” below operating income under US GAAP.
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
     Deferred income taxes
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
     Condensed financial information relating to the Group’s pro-rata interest in the joint venture accounted for using the proportionate consolidation method is as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At	At
	December 31, 2006	December 31, 2005
	(in millions of euros)
Non-current assets	142	149
Current assets	122	73
Total assets	265	222
Debt	—	10
Other liabilities	130	65

	2006	2005
	(in millions of euros)
Net sales	237	117
Trading profit	30	18
Net income	32	17
     Condensed cash flow information resulting from investee’s activities is summarized as follows:

	2006	2005
	(in millions of euros)
Cash flows from (used in) operating activities during the period:	53	32
Cash flows from (used in) investments activities:	(11)	(31)
Cash flows from (used in) financing activities:	(10)	10
(iii) Intangible assets
     The next table sets forth, for each of the five succeeding years, the estimated aggregate amortization expense of intangible assets, excluding the amortization of development costs capitalized for IFRS purposes.

	2007	2008	2009	2010	2011
	(in millions of euros)
Patents, concessions and licenses	128	87	56	35	17
Other intangible assets	33	25	16	14	12
Total expected amortization	161	112	72	49	29
     (iv) Available for sale securities
     In accordance with SFAS No. 115– Accounting for Certain Investments in Debt and Equity Securities, the following table sets forth additional disclosures on available for sale securities held at December 31, 2006, 2005 and 2004.

	At December 31, 2006			2006
				Change in net
			Of which	unrealized
			included in the	holding gains
		Net unrealized holding	available for sale	(losses) included
	Aggregate fair value	gains (losses)	reserve	in AOCI
	(in millions of euros)
Debt securities	—	—	—	—
Equity securities	274	163	163	29

Total available for sale securities	274	163	163	29

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31, 2005			2005
				Change in net
			Of which	unrealized
			included in the	holding gains
		Net unrealized holding	available for sale	(losses) included
	Aggregate fair value	gains (losses)	reserve	in AOCI
	(in millions of euros)
Debt securities	—	—	—	—
Equity securities	227	134	134	59

Total available for sale securities	227	134	134	59

	At December 31, 2004			2004
				Change in net
			Of which	unrealized
			included in the	holding gains
		Net unrealized holding	available for sale	(losses) included
	Aggregate fair value	gains (losses)	reserve	in AOCI
	(in millions of euros)
Debt securities	—	—	—	—
Equity securities	168	75	75	57

Total available for sale securities	168	75	75	57

     (v) Allowance for doubtful account
     The following tables show the movement of the allowance for doubtful account on trade receivables and receivables from financing activities in 2005.

	At		Use and	Change in the
	December		other	scope of	At December
	31, 2004	Provision	changes	consolidation	31, 2005
(in millions of euros)
Allowances for doubtful accounts on trade receivables	468	136	(81)	1	524

			Use
	At		and	Change in	At
	December		other	the scope of	December
	31, 2004	Provisions	changes	consolidation	31, 2005
	(in millions of euros)
Allowance for receivables regarding:
Retail financing	185	41	(24)	(5)	197
Finance leases	108	17	(22)	(5)	98
Dealer financing	75	38	(11)	—	102
Supplier financing	22	6	—	—	28
Receivables from banking activities	39	6	(6)	—	39
Financial receivables from companies under joint control, associates and unconsolidated subsidiaries	—	—	—	—	—
Other	130	12	(83)	—	59

Total allowance on Receivables from financing activities	559	120	(146)	(10)	523

     (vi) Pension and Other Post Employment Benefits
     As described in note (d), on December 31, 2006, the Group adopted the recognition and disclosure provisions of SFAS No. 158, which required the Group to recognize the funded status (i.e., the difference

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
between the fair value of plan assets and the projected benefit obligations) of its pension, postretirement, and post-employment plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”), all of which were previously netted against the plan’s funded status in the Company’s consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Group historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at adoption of SFAS No. 158.
     The incremental effects of adopting the provisions of SFAS No. 158 on the Group’s Accumulated Other Comprehensive income, net of tax at December 31, 2006 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt SFAS No. 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of SFAS No. 87. The effect of recognizing the liability as of December 31, 2006, is reflected in table below in the column labeled “Prior to Application of SFAS No. 158.”

	Prior to	Effect of	As Reported at
	adopting	Adopting SFAS	December 31,
	SFAS No. 158	No. 158	2006
	(in millions of euros)
Accumulated other comprehensive income, net of tax	448	200	648

     SFAS No. 132 (Revised 2003) – Employers’ Disclosure about Pensions and Other Postretirement Benefits, requires additional disclosures regarding defined benefit pension plans and other defined benefit postretirement plans. These disclosures are presented below.
     The following summarizes cash flows related to the total benefits expected to be paid from the plan or from the Group’s assets as well as expected Medicare Part D subsidy receipts:

		Other post-retirement
	Pension benefits	benefits (including TFR)
	(in millions of euros)
Expected benefit payments and reimbursement:
2007	168	249
2008	161	216
2009	161	225
2010	168	230
2011	166	226

Total	824	1,146

     Pre-tax amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2006 consist of:

		Other post-retirement
	Pension benefits	benefits
	(in millions of euros)
Unrecognized actuarial losses	(690)	(435)
Unrecognized prior service costs	3	123
Unrecognized transition assets (obligation)	14	(5)

Total	(673)	(317)

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with benefit obligation in excess of plan assets were 2.9 billion euros, 3.1 billion euros and 2.1 billion euros, respectively, as of December 31, 2006 (2.6 billion euros, 2.4 billion euros and 1.7 billion euros, respectively, as of December 31, 2005).
     The discount rate assumptions used to determine the U.S. obligations at December 31, 2006 and 2005, respectively, were based on the Towers Perrin Cash Flow Matching System (“TPCFMS”), which was designed by Towers Perrin to provide a means for plan sponsors to value the liabilities of their plans. TPCFMS develops and provides support for a customized discount rate based on each plan’s expected annual size and timing of benefit payments in future years or estimated duration. TPCFMS incorporates a hypothetical yield curve based on a portfolio with yields within the 10th to 90th percentiles from about 500 Aa-graded, non-callable bonds. Prior to using the TPCFMS rates, the discount rate assumptions for benefit expenses in 2005 and 2004 and the obligations at December 31, 2004, were based on the Moody’s Aa bond yield. For non-U.S. plans, the Group used a Euro Swap weighted average rate to determine the obligations.
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
     The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on Company-specific experience, consultation with actuaries and outside consultants, and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medial inflation, technology, new medicine, government cost shifting, utilization changes, aging population and a changing mix of medical services. The Group will maintain the 2006 initial annual estimated rate of increase in the per capita cost of healthcare at 10% despite earlier expectations that this rate would decrease. The new Medicare Advantage Insured Healthcare coverage effective January 1, 2007 for Medicare eligible participates assumed a 14.5% rate of increase for 2007. The initial annual estimated rate of increase in per capita cost of healthcare will decrease by 1% in each subsequent year until reaching 5% in 2012 (and 2017 for the new Medical Advantage Insurance Healthcare).
     In May 2004, the FASB issued FSB No. 106-2, “Accounting and Disclosure requirements related to Medicare Prescription Drug, Improvement and Modernization Act of 2003”. In accordance with the provision of FSP No. 106-2 and the Medicare Act, the Group re-measured its related plans in 2004. This resulted in a reduction in the accumulated postretirement benefit obligation for the subsidy related to benefits attributed to past service of approximately 51 million euros. The Group elected to reflect the impact of the Medicare Act prospectively from the date of the change. The subsidy resulted in a reduction in 2006 net periodic postretirement benefit costs of approximately 8 million euros (8 million euros in 2005 and 2004 net periodic postretirement benefits costs). In 2006 the Group received subsidy payments of approximately 2 million euros.
     (vii) Restructuring provision
     The Group’s restructuring programs primarily relate to restructuring and rationalization activities in the Fiat Group Automobiles, Agricultural and Construction Equipment, Commercial Vehicles, Metallurgical Products, Components, Production Systems and Services Sectors. Management periodically reassesses its estimate of remaining costs to be incurred for such programs and adjusts the related reserves as appropriate. Provision is not made for future operating losses.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     Changes in the IFRS restructuring reserves provided by the Group for the two years ended December 31, 2006, may be summarized as follows:

					Exchange
	At December 31,		Changes in	Utilization/	rate	Other	At December
	2005	Charges	Estimates	Reversals	differences	changes	31, 2006
	(in millions of euros)
Headcount reduction	391	262	(8)	(199)	(3)	13	456
Plant rationalization	10	18	—	(4)	—	1	25
Other provisions	87	51	(1)	(21)	(4)	(32)	80

Total	488	331	(9)	(224)	(7)	(18)	561

					Exchange
	At December 31,		Changes in	Utilization/	rate	Other	At December
	2004	Charges	Estimates	Reversals	differences	changes	31, 2005
	(in millions of euros)
Headcount reduction	255	276	(13)	(170)	—	43	391
Plant rationalization	13	14	—	(17)	—	—	10
Other provisions	45	88	—	(30)	3	(19)	87

Total	313	378	(13)	(217)	3	24	488

The most significant restructuring activities may be summarized as follows:
•	Fiat Group Automobiles Sector:
▪	An amount of 148 million euros was outstanding at December 31, 2004 for headcount reduction costs under a new restructuring program. In 2005, an amount of 62 million euros was utilized and an amount of 88 million euros was accrued for further Sector headcount reduction costs in connection with the downsizing of the central business governance structures in Italy and in connection with restructuring plans of certain companies outside Italy. In 2006, an amount of 46 million euros was utilized and an amount of 9 million euros was accrued for further Sector headcount reduction costs.
•	Agricultural and Construction Equipment Sector:
▪	An amount of 27 million euros was provided at December 31, 2004 for headcount reduction costs under new restructuring plans for the CNH. In 2005, an amount of 33 million euros was utilized and an amount of 80 million euros attributable to the ongoing reorganization of activities and restructuring process underway at certain production plants was accrued, inclusive of 35 million euros related to the closure of the Berlin Germany construction equipment manufacturing facility. This charge primarily related to costs to be incurred for severance under on-going benefits arrangements. In 2006, an amount of 52 million euros was utilized and an amount of 106 million euros was accrued for further Sector headcount reduction costs, for the announced closure of two manufacturing facilities in the United States. This charge primarily relates to headcount reduction plan and to the industrial manufacturing and logistic reorganization in North America. CNH will incur additional charges for the salaried headcount reduction in the Berlin plant closure which are expected to be completed in 2007.
•	Commercial Vehicles Sector:
▪	An amount of 17 million euros was outstanding at December 31, 2004 for headcount reduction reserve. In 2005, an amount of 10 million euros was utilized and an amount of 63 million euros for further headcount reduction in connection with the reorganization of the staff structures was accrued. In 2006, an amount of 57 million euros was utilized and a further charge of 9 million euros was accrued for headcount reduction.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
•	Other Sectors:
▪	Reserves of 17 million euros were outstanding at December 31, 2005 as headcount reduction reserve relating to certain minor companies in the Components Sector. In 2006, an amount of 6 million euros was utilized and an amount of 11 million euros was accrued for further Sector headcount reduction costs.

▪	An amount of 15 million euros was accrued in 2005 as headcount reduction reserve relating to Fiat Powertrain Technologies Sector in connection with the Fiat-GM Powertrain activities reorganization. In 2006, an amount of 8 million euros was utilized and an amount of 52 million euros was accrued for further Sector headcount reduction costs.

▪	Reserves of 26 million euros were outstanding at December 31, 2005 as headcount reduction relating to the Comau Sector. In 2006, an amount of 12 million euros was utilized and an amount of 47 million euros was accrued as addition to the headcount reduction reserve in response to the Sector’s negative performance and declining order backlog.
     The Group wrote off certain assets of the Fiat Group Automobiles, Commercial Vehicles, Components and Production System Sectors in 2006, 2005 and 2004, relating to the restructuring programs of those years; the amounts written off amounted to approximately 1 million euros, 10 million euros and 84 million euros, respectively. As these write-offs were recorded as a direct reduction of the carrying value of the related assets, they do not appear in the table above.
     (viii) Product warranties and other guarantee contract
     As indicated at the Note 27, in 2005 and 2006 the Group included in the Reserves for commercial risks the amount of obligation from extended warranty agreements, recognized when the expected cost to complete the warranty obligation under these contracts exceeds the revenues expected to be realized. This item also includes costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles that are accrued through an assessment of reported damages or returns on a case-by-case basis.
     The Group offers separately priced extended warranty contracts for certain products. The liability for expected warranty-related cost is accrued upon contract inception; estimates for accrued warranty costs are primarily based on historical experience.
     Provisions for estimated expenses related to product recalls (based on a formal campaign soliciting return of that product) are made when they are deemed to be probable and reasonably estimable upon approval of the recall campaign by management.
     FIN 45 – Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires a tabular reconciliation of the change in guarantor’s aggregate product warranty liability for the reporting period. These disclosures are presented below.

	At December 31,		Utilization/	Exchange rate	At December 31,
	2005	Accruals	payments	differences	2006
	(in millions of euros)
Extended warranty and recall campaign	127	83	(31)	1	180

     (ix) Securitization
     The information that follows represents supplemental disclosure required under SFAS No. 140.
     Receivables securitizations - The Group uses securitization to accelerate the receipt of cash related to its receivables portfolio.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     Securitization of Wholesale Receivables (Agricultural and Construction Equipment Sector “CNH”) - CNH sells eligible receivables on a revolving basis to privately and publicly structured securitization facilities. The receivables are initially sold to wholly owned bankruptcy-remote special purpose entities (“SPE”), where required by bankruptcy laws. These SPEs, which are consolidated by CNH, legally isolate the receivables from the creditors of CNH. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from debt issued by the trusts. Each trust qualifies as a QSPE under SFAS No. 140, and accordingly is not consolidated by CNH under US GAAP. These transactions are utilized as an alternative to the issuance of debt and allow CNH to realize a lower cost of funds due to the asset-backed nature of the receivables and the credit enhancements offered to investors.
     The facilities consist of a master trust facility in the U.S., Canada and Australia. The U.S. master trust facility consists of the following: $750 million term senior and subordinated asset-backed notes with a three year maturity issued in June, 2005, $750 million term senior and subordinated asset-backed notes issued with a three year maturity in July, 2006, and a 364-day $800 million conduit facility that is renewable annually (June, 2007) at the sole discretion of the purchasers. The Canadian master trust facility consists of the following: C$189 million term senior and subordinated asset-backed notes with a three year maturity issued in July, 2004, C$189 million term senior and subordinated asset-backed notes with a three year maturity issued in July, 2006, and a 364-day C$250 million conduit facility that is renewable annually (August, 2007) at the sole discretion of the purchaser. The Australian facility consists of a 364-day, A$180 million conduit facility that is renewable annually (May, 2007) at the sole discretion of the purchaser.
     In addition, certain of CNH’s Equipment Operations subsidiaries in Europe sell euros and British pound denominated wholesales receivables, directly or indirectly, to a trust. This trust consists of two bank-sponsored conduits under a €500 million plus £40 million 364-day facility maturing in July 2007. As part of the extension of our wholesale receivable management practices in North America to other regions, CNH will continue to have certain of its European Financial Services’ subsidiaries purchase wholesale receivables from Equipment Operations subsidiaries and become sellers into this trust.
     Each of the facilities contain minimum portfolio performance thresholds which, if breached, would trigger an early amortization of the asset-backed notes issued by each respective trust and preclude CNH from selling additional receivables originated on a prospective basis.
     As of December 31, 2006, CNH had the following balances related to the wholesale receivable securitization facilities described above:

					Retained
	Receivables				undivided
	sold		Outstanding		interest
	(in millions of local currencies)
United States		$2,770		$2,297		$473
Canada	C$	703	C$	540	C$	163
Europe		€866		€628		€238
Australia	A$	103	A$	76	A$	27
     As of December 31, 2005, CNH had the following balances related to the wholesale receivable securitization facilities described above:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

					Retained undivided
	Receivables sold		Outstanding		interest
	(in millions of local currencies)
United States		$2,406		$1,954		$452
Canada	C$	569	C$	445	C$	124
Europe		€814		€601		€213
Australia	A$	149	A$	108	A$	41
     The retained undivided interests provide recourse to investors in the event of default and, under US GAAP, are recorded at cost, which approximates fair value due to the short-term nature of the receivables.
     In addition, CNH retains other interests in the sold receivables including interest-only strips and spread accounts.
     The cash flows between CNH and the facilities for the years ended December 31, 2006 and 2005 included:

	2006	2005
	(in millions of US dollars)
Proceeds from new securitizations	652	630
Repurchase of receivables	237	183
Proceeds from collections reinvested in the facilities	7,539	6,824
     Securitizations of Retail Receivables (Agricultural and Construction Equipment Sector “CNH”) — CNH funds a significant portion of its retail receivable originations by means of retail receivable securitizations. Within CNH’s asset securitization program, qualifying retail finance receivables are sold to limited purpose, bankruptcy-remote consolidated subsidiaries of CNH where required by bankruptcy laws. In turn, these subsidiaries establish separate trusts to which the receivables are transferred in exchange for proceeds from asset-backed securities issued by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a QSPE under SFAS No. 140. The QSPEs have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by CNH. No recourse provisions exist that allow holders of the QSPEs’ asset-backed securities to put those securities back to CNH. CNH does not guarantee any securities issued by the QSPEs’.
     CNH securitized retail notes with a net principal value of $ 3.0 billion, $2.9 billion and $2.3 billion in 2006, 2005, and 2004, respectively. CNH recognized gains on the sales of these receivables of $80 million, $83 million and $70 million in 2006, 2005 and 2004, respectively.
     In conjunction with these sales, CNH retains certain interests in the sold receivables including Asset Backed Securitization (“ABS”) certificates, interest-only strips, spread accounts and the rights to service the sold receivables. The investors and the securitization trusts have no recourse beyond CNH’s retained interest assets for failure of debtors to pay when due. CNH’s retained interests are subordinate to investors’ interests, and are subject to credit, prepayment and interest rate risks on the transferred financial assets.
     Spread accounts are created through the reduction of proceeds received by CNH from sales to provide security to investors in the event that cash collections from the receivables are not sufficient to remit principal and interest payments on the securities. In 2006 and 2005, the creation of new spread accounts reduced proceeds from the sales of retail receivables by $44 million and $58 million, respectively. Total spread account balances were $236 million and $258 million at December 31, 2006 and 2005, respectively.
     Retained Interests – The components of CNH’s retained interests as of December 31, 2006 and 2005 were as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	At December 31,
	2006	2005
	(in million of US dollars)
Receivables:
Collateralized wholesale receivables	617	588
Interest only strip	93	83
Spread and other	377	353

Total amount	1,087	1,024

Other assets:
ABS Certificates	146	180
Other investments in ABS trusts	323	251

Total amount	469	431

Total retained interests	1,556	1,455

     Key assumptions utilized in measuring the initial fair value of retained interests for securitizations completed during 2006 and 2005 were as follows:

	Range		Weighted Average
	2006	2005	2006	2005

Constant prepayment rate	15.00 – 20.00%	17.00 – 20.00%	16.49%	17.28%
Expected credit loss rate	0.45 – 0.59%	0.57 – 0.68%	0.60%	0.67%
Discount rate	9.00 – 13.00%	8.50 – 13.00%	11.90%	10.62%
Remaining maturity in months	20 – 23	20 – 24	22	22
     CNH monitors the fair value of its retained interests outstanding each period by discounting expected future cash flows based on similar assumptions. The fair value is compared to the carrying value of the retained interests and any excess of carrying value over fair value results in an impairment of the retained interests with a corresponding offset to earnings. Based on this analysis, CNH reduced the value of its interest-only strips by $5 million, $9 million and $7 million in 2006, 2005 and 2004, respectively.
     Impact on Fair Value – The weighted average significant assumptions used in estimating the fair values of retained interests from sold receivables, which remain outstanding, and the sensitivity of the current fair value to a 10% and 20% adverse change at December 31, 2006 and 2005, are as follows (in millions of US Dollars unless stated otherwise):

	2006			2005
	December 31,	10%	20%	December 31,	10%	20%
	Assumption	Change	Change	Assumption	Change	Change
Constant prepayment rate	17.87%	$0.2	$0.5	15.82%	$1.0	$1.2
Expected credit loss rate	0.71%	$3.1	$6.3	0.70%	$2.6	$5.1
Discount rate	10.65%	$4.2	$8.3	10.68%	$6.9	$13.0
Remaining maturity in months	17			17
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
     Actual and expected credit losses are summarized as follows:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	Receivables securitized in
	2006	2005	2004
As of December 31, 2006	0.68%	0.77%	0.53%
As of December 31, 2005		0.56%	0.54%
As of December 31, 2004			0.57%
     Credit losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets securitized.
     CNH’s cash flows related to securitization activities for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	(in millions of US Dollars)
Proceeds from new retail securitizations	2,836	2,799	2,218
Servicing fees received	43	40	37
Cash received on retained interests	94	93	85
Cash paid upon cleanup call	211	104	77
     Securitization of European Wholesale Receivables (Fiat Group Automobiles Sector) – Until the sale of the 50% stake of Fiat Group Automobiles Financial Services S.p.A. to Sofinco (Crédit Agricole Group) on December 28, 2006, Fiat Group Automobiles funded a portion of its European wholesale receivables by means of sales on a revolving basis pursuant to securitization programs through several privately structured facilities, mainly consisting of 364-day facilities, renewable annually. Receivables sold under these programs totaled 11,491 million euros, 8,649 million euros and 7,268 million euros in 2006, 2005 and 2004, respectively.
The following table summarizes the gross cash flows of the above-mentioned wholesale securitizations in 2004 and 2005:

	2006	2005	2004
	(in million of euros)
Proceeds from new wholesale securitization	569	—	703
Proceeds from collections reinvested in revolving — period securitization	10,916	8,637	6,565
Repurchase of receivables	6	12	—
     At December 31, 2005, wholesale receivables outstanding under these facilities amounted to 1,712 million euros (1,605 million euros at December 31, 2004), including retained interests of 258 million euros (256 million euros at December 31, 2004). The retained interests provide limited first loss protection to investors and were recorded, under US GAAP, at cost, which approximate fair value due to the short-term nature of the receivables. The Fiat Group also serviced the sold portfolios during the life of the transaction.
     Securitization of Trucks and Commercial Vehicles Sector Receivables (Wholesale and Retail) - Until the sale of the 51% stake of Iveco Finance Holdings Ltd to Barclays Mercantile Business Finance Ltd on June 1, 2005, Iveco funded a portion of its European wholesale and retail receivables by means of sales on a revolving basis pursuant to securitization programs.
     Securitization of European Wholesale Receivables (Iveco) – European wholesale securitization programs were put in place through several privately structured facilities, mainly consisting of 364-day facilities, renewable annually. Receivables sold under these programs totaled 1,679 million euros in 2004.
     The following table summarizes the gross cash flows of the above-mentioned wholesale securitizations in 2004:

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)

	2006	2005	2004
	(in millions of euros)
Proceeds from new wholesale securitization	—	—	38
Proceeds from collections reinvested in revolving — period securitization	—	—	1,641
Repurchase of receivables	—	—	—
     At December 31, 2004, wholesale receivables outstanding under these facilities amounted to 443 million euros, including a retained interest of 109 million euros. The retained interests provide limited first loss protection to investors and were recorded, under US GAAP, at cost, which approximate fair value due to the short-term nature of receivables.
     Securitization of European Retail Receivables (Iveco) – In 2004, the Fiat Group funded a portion of its Italian truck loan and financial lease originations by means of a securitization carried out by Iveco Finanziaria S.p.A. through the securitization vehicle “First Italian Truck Securitization” (“FITS”), established under Italian Law No. 130 of April 1999 (the “Italian Securitization Law” or “Legge sulla Cartolarizzazione dei Crediti”), which for US GAAP reporting is considered a QSPE. The amount sold during 2004 was 236 million euros.
     The above transaction was considered, for US GAAP purposes, as a sale of receivables and entailed the purchase of an initial pool of loans and financial lease receivables by FITS, followed by further monthly purchases during a 3-year revolving period. The Fiat Group serviced the sold receivables on a revolving basis.
     The following table summarizes the cash flows and the profit and loss impact of the above-mentioned securitization.

	2006		2005		2004
		FITS		FITS		FITS
	FITS	(Financial	FITS	(Financial	FITS	(Financial
	(Loans)	Leases)	(Loans)	Leases)	(Loans)	Leases)
			(in millions of euros)
Proceeds from new retail securitizations	—	—	—	—	—	—
Proceeds from collections reinvested in revolving — period securitization	—	—	—	—	137	99
Repurchase of loans	—	—	—	—	—	0.5
Servicing fees received	—	—	—	—	1	1
Cash received on retained interests (Subordinated Notes)	—	—	—	—	0.22	4
Gain (loss) on sale	—	—	—	—	—	(14)
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

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
FITS Retail

	2004
	December 31,
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
     (x) Fair value of financial instruments
     The summary of fair value of financial instruments and related IFRS carrying amount is as follows:

		2006		2005
		Carrying		Carrying
	Note	amount	Fair Value	amount	Fair Value
	(in millions of euros)
Assets:
Current receivables	19	19,526	19,065	24,026	23,874
Current securities	21	224	224	556	556
Other financial assets and (liabilities)	22	277	277	265	265
Cash and cash equivalents	23	7,736	7,736	6,417	6,417
Liabilities:
Debt	28	20,188	20,484	25,761	25,624
Trade payables	29	12,603	12,603	11,777	11,777
Other payables	30	5,019	5,019	4,821	4,821
     (xi) Accumulated other comprehensive income (loss)
     The components of accumulated other comprehensive income (loss), on a US GAAP basis, are as follows:

	2006			2005
	Gross	Tax	Net	Gross	Tax	Net
	(in millions of euros)
Cumulative translation adjustment	(1,883)	—	(1,883)	(1,315)	—	(1,315)
Available for sale securities	179	(2)	177	144	(1)	143
Cash flow hedge reserve	78	(30)	48	(39)	10	(29)
Minimum pension liability	—	—	—	(706)	241	(465)
Adjustment to recognize the underfunded status of defined benefit plans	(990)	342	(648)	—	—	—

Total accumulated other comprehensive income (loss)	(2,616)	310	(2,306)	(1,916)	250	(1,666)

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
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
     The estimated net amount of the existing gains recognized in the cash flow hedge reserve at the reporting date that are expected to be reclassified into earnings within the next 12 months is 54 million euros.
     (xii) Stock-based compensation
     SFAS No. 132R – Share based payments, requires additional disclosures regarding stock option plans. These disclosures are presented below.
     The number and the weighted grant-date fair value of the non-vested options are presented below:

	For the year ended December 31, 2006
		Average	Compensation as
	Managers	grant-date	member of the	Average grant-
	compensation	fair value	Board	date fair value
	(number of shares)	(in euros)	(number of shares)	(in euros)
Non vested option at the beginning of the year	761,625	4.4	8,300,000	2.44
Granted during the year	—	—	—	—
Forfeited during the year	(371,250)	4.4	—	—
Exercised during the year	(158,000)	4.4	—	—
Vested during the year	(232,375)	4.4	(2,370,000)	2.44

Non vested option outstanding at the end of the year	—	—	5,930,000	2.44

     The total intrinsic value of options exercised during 2006 was approximately 0.4 million euros. The aggregate intrinsic value for fully vested and exercisable stock options at December 31, 2006 is 5 million euros. At December 31, 2006 all fully vested stock options were exercisable.
     Under US GAAP the fair value of shares vested during the year amounted to 6 million euros. The Group estimated the a total compensation cost of approximately 4 million euros related to non-vested awards not yet recognized and outstanding at December 31, 2006 that will be recognized on income statement in the next two years. As described in subsequent events, in 2007 the Stockholders’ meeting approved on April 4, 2007 an 8-years new stock option plan whose total fair value was estimated in approximately 140 million euros.
     Until December 31, 2005, for disclosure purposes only, the Fiat Group followed SFAS No. 123 – Accounting for Stock-Based Compensation, and SFAS 148 – Accounting for Stock-Based Compensation – Transition and Disclosure which require pro-forma disclosures of net income and earnings per share as if the fair value based method of accounting for stock-based compensation had been applied. As detailed in the note 42 (i) above, effective January 1, 2006, the Group adopted SFAS No. 123 (revised 2004) – Share-Based Payments (“SFAS No. 123R”) which requires the use of a fair value based method of accounting for stock-based employee compensation, using a Modified Prospective Application transition method. Under this method the SFAS No. 123R has been applied to new awards and to awards modified, repurchased or cancelled after January 1, 2006.
     With reference to awards not accounted for in accordance with SFAS No. 123R, the Black-Scholes formula was the option pricing model used to estimate fair value for stock options granted through December 31, 2003. For all stock options granted on or after January 1, 2004 and before the adoption of SFAS No. 123R, the Fiat Group utilizes the binomial method to determine the fair value.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     The fair value of each option grant was estimated on the date of grant using the following assumptions:

	Risk free		Stock price	Option life
	interest rate	Dividend yield	volatility	(years)
Stock Options 1999	4.3%	2.1%	45.2%	8
Stock Options February 2000	5.9%	1.9%	31.8%	8
Stock option July 2000	5.8%	2.2%	34.0%	8
Stock option February 2001	5.2%	2.3%	25.5%	8
Stock Option March 2001	5.1%	2.5%	19.5%	8
Stock Option October 2001	4.6%	3.4%	33.4%	8
Stock option February 2002	5.1%	4.2%	37.4%	8
Stock Option May 2002	5.4%	4.6%	38.7%	8
Stock option September 2002	4.6%	2.7%	45.0%	8
     If a compensation cost for stock option plans for the three years ended December 31, 2006 had been determined based on the fair value of each set of options at the grant date as required by SFAS No. 123R, using the Black Scholes option-pricing model through December 31, 2003 and the binomial method from January 1, 2004 until December 31, 2006, the Group’s pro forma net result and earnings per share amounts as determined on a US GAAP basis would have been as follows (in millions of euros except per share amounts):

	For the years ended December 31,
	2006	2005	2004
	(in millions of euros)
Net income (loss) in accordance with US GAAP as reported	545	125	(2,100)
Add: Stock-based compensation (income) expense, included in reported net result, net of related tax effects (APB 25)	—	(6)	2
Deduct: Stock-based compensation income (expense) (SFAS No. 123)	—	(12)	(19)
Pro-forma Net income (loss)	545	107	(2,117)

	(in euros)
Basic and diluted EPS per ordinary shares as reported in accordance with US GAAP	0.379	0.117	(2.145)
Basic EPS per preference shares as reported in accordance with US GAAP	0.380	0.117	(2.145)
Diluted EPS per preference shares as reported in accordance with US GAAP	0.379	0.117	(2.145)

Basic and Diluted EPS per ordinary shares pro-forma	0.379	0.101	(2.163)
Basic EPS per preference share pro-forma	0.380	0.101	(2.163)
Diluted EPS per preference share pro-forma	0.379	0.101	(2.163)

Basic and diluted EPS per savings share as reported	1.154	0.117	(2.145)
Basic and diluted EPS per savings share pro-forma	1.154	0.101	(2.163)
     (xiii) Advertising costs
     Advertising costs amounting to 912 million euros in 2006 (862 million euros in 2005 and 802 million euros in 2004) have been included in Selling, general and administrative costs.
     (xiv) Segment information
     Information on the industry sectors and geographic areas in which the Group operates is included in Note 33. Net revenues by area of origin or asset location, required by US GAAP and not presented in Note 33, are included herein. All amounts presented in the accompanying table originate from the consolidated financial statements prepared in accordance with IFRS.

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
Net Revenues

	2006			2005			2004
	Domestic	Export	Total	Domestic	Export	Total	Domestic	Export	Total
	(in millions of euros)
Italy	11,883	12,629	24,512	11,404	9,312	20,716	11,261	9,240	20,501
Europe (Italy excluded)	8,633	4,503	13,136	8,141	4,231	12,372	9,778	3,483	13,261
North America	5,022	396	5,418	5,231	1,421	6,652	4,848	1,492	6,340
Mercosur	5,294	483	5,777	4,153	494	4,647	3,014	314	3,328
Other areas	1,484	1,505	2,989	1,166	991	2,157	1,237	970	2,207

Net revenues of the Group	32,316	19,516	51,832	30,095	16,449	46,544	30,138	15,499	45,637

     Net revenues shown above include a negative change in contract work in progress of 85 million euros in 2006 (positive change of 144 million euros and 204 million euros, in 2005, and 2004, respectively). In addition, net revenues shown above are to third parties only, and exclude intersegment sales between consolidated subsidiaries which in 2006 amounted to 7,491 million euros (6,300 million euros, and 4,453 million euros, in 2005 and 2004 respectively). Such sales between geographical areas are generally within the same industry sector and are accounted for at prices which approximate prices to unaffiliated customers in the same markets.
     (xv) Lease arrangements
     FAS 13 requires additional information on future minimum lease payments to be paid under an operating lease contract and on minimum lease payments to be paid and received under a capital lease agreement. Such additional information is presented below:
     At December 31, 2006, minimum lease payments from non-cancelable operating leases amounted to 192 million euros and fall due as follows:

At December 31, 2006
		due	due	due	due
	due	between	between	between	between	due
	within	1 and2	2 and 3	3 and 4	4 and 5	beyond 5
	one year	years	years	years	years	years	Total
(in millions of euros)

Total Future minimum lease payments	81	53	32	17	5	4	192

     Finance lease receivables may be analyzed as follows stated gross of an allowance of 78 million euros at December 31, 2006:

	At December 31, 2006
		due	due	due	due
	due	between	between	between	between	due
	within	1 and2	2 and 3	3 and 4	4 and 5	beyond 5
	one year	years	years	years	years	years	Total
	(in millions of euros)
Receivables for future minimum lease payments	328	187	125	65	26	21	752
Less: unrealized interest income	(42)	(29)	(13)	(6)	(2)	(2)	(94)

Present value of future minimum lease payments	286	158	112	59	24	19	658

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
     At December 31, 2006 payables for finance leases included in the item Other debt amounted to 57 million euros and were analyzed as follows:

	At December 31, 2006
		due	due	due	due
	due	between	between	between	between	due
	within	1 and2	2 and 3	3 and 4	4 and 5	beyond 5
	one year	years	years	years	years	years	Total
	(in millions of euros)
Receivables for future minimum lease payments	16	12	10	9	8	6	61
Less: unrealized interest income	(1)	(1)	(1)	(1)	—	—	(4)

Present value of future minimum lease payments	15	11	9	8	8	6	57

     Adoption of new pronouncements under US GAAP
     In November 2004, the FASB issued SFAS No. 151 – Inventory Costs – an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). ARB No. 43 previously stated, “under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal as to require treatment as current period charges.” SFAS No. 151 requires that these items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that the allocation of fixed production of overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on the Group’s financial position or net result.
     In December 2004, the FASB issued SFAS No. 152 – Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statements No. 66 and 67, (“SFAS No. 152”). This Statement amends FASB Statement No. 66, “Accounting for Sales of Real Estate”, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2. The Statement also amends FASB Statement No. 67 – Accounting for Costs and Initial Rental Operations of Real Estate Projects, (“SFAS No. 67”) to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions and that the accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 152 did not have any impact on the Group’s stockholders’ equity and net result.
     In December 2004, the FASB issued SFAS No. 153 – Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29, (“SFAS No. 153”). The guidance in APB Opinion No. 29 – Accounting for Non-monetary Transactions is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. This guidance, however, contains certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS No. 153 did not have any impact on the Group’s stockholders’ equity and net result.
     In December 2004, the FASB issued SFAS No. 123 (revised 2004) – Share-Based Payment (“SFAS No. 123R”), a revised version of SFAS No. 123 – Accounting for Stock-Based Compensation. SFAS No. 123R supersedes APB Opinion No. 25 – Accounting for Stock Issued to Employees and its related implementation guidance. In January 2005, the SEC issued Staff Accounting Bulletin No. 107, which provides supplemental implementation guidance for SFAS No. 123R. In April 2005, the SEC extended the compliance date of SFAS No. 123R, with the result that this standard will be effective for the Group beginning with the first quarter of 2006. SFAS No. 123R eliminates the possibility of using the intrinsic value method of accounting in APB Opinion No. 25 that was provided as an alternative in SFAS No. 123 as originally issued. SFAS No. 123R requires entities to recognize the cost of employee services received in

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
exchange for the award of equity instruments based on the grant-date fair value of those awards, with certain limited exceptions. SFAS No. 123R became effective on January 1, 2006 for the Fiat Group. The impact resulting from the adoption of SFAS 123R is detailed in the note 42 (i) above.
     In May 2005, the FASB issued SFAS No. 154 – Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3, (“SFAS No. 154”), which modifies the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the change in the net income of the period of change. SFAS No. 154 requires in general retrospective application to the financial statements of prior periods of changes in accounting principle. SFAS No. 154 carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error and a change in accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors, which occur in fiscal years beginning after December 15, 2005 and accordingly became effective for the Fiat Group in the consolidated financial statements for the year beginning January 1, 2006, but did not led to any effect on the Group stockholders’ equity and net result.
     In June 2005, the FASB ratified Issue 05-5 – Accounting for Early Retirement or Post-employment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) (“EITF 05-5”). The consensus is effective for the first fiscal year that begins after December 31, 2005. Group adopted EITF 05-5 in 2006 and reported this adoption as a change in accounting estimates affected by a change in accounting principle as described in paragraph 19 of SFAS No. 154. The adoption of the Issue 05-5 did not have any impact on the Group’s stockholders’ equity and net result.
     In September 2006, the FASB issued SFAS No. 158 – Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS Nos. 87, 88, 106, and 132(R) (“SFAS No. 158”). SFAS No. 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end consolidated balance sheet, and provide additional disclosures. On December 31, 2006, the Group adopted the recognition and disclosure provisions of SFAS No. 158. The effect of adopting SFAS No. 158 on the Group’s financial condition at December 31, 2006, has been included in the note 38 d) below. SFAS No. 158 did not have an effect on the Group’s consolidated financial condition at December 31, 2005, or 2004. SFAS No. 158’s provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Group already uses a measurement date of December 31 for its pension, postretirement, and post-employment benefit plans. See Note 38 d) and note “Supplementary Disclosures” above for further discussion of the effect of adopting SFAS No. 158 on the Group’s consolidated financial statements.
     US GAAP – New accounting pronouncements to be adopted after December 31, 2006
     In February 2006, the FASB issued SFAS No. 155 – Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140, (“SFAS No. 155”). The Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Moreover, the standards: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (b) establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006, and accordingly will become effective for the Fiat Group in the consolidated financial

THE FIAT GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2006, 2005 and 2004 (continued)
statements for the year beginning January 1, 2007. The Group does not believe that the adoption of SFAS No. 155 will have a significant effect on its consolidated financial statements.
     In March 2006, the FASB issued SFAS No. 156 – Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140, (“SFAS No. 156”). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement is effective as of the beginning of the first fiscal year that begins after September 15, 2006 and accordingly will become effective for the Fiat Group in the consolidated financial statements for the year beginning January 1, 2007. The Group does not believe that the adoption of SFAS No. 156 will have a significant effect on its consolidated financial statements.
     In September, 2006, the FASB issued SFAS No. 157 – Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption permitted. The Group is in the process of assessing the impact of adoption of SFAS No. 157
     In February 2007, the FASB issued SFAS No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Group is in the process of assessing the impact of the adoption of SFAS No. 159.
     In June 2006, the FASB ratified EITF Issue 06-3 – How taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is Gross versus Net Presentation). This pronouncement requires disclosures of a companies accounting policy regarding the gross or net presentation of point-of-sales taxes such as sales tax and value added tax. If taxes included in gross revenues and costs are significant, the amount of such taxes for each period for which an income statement is presented should also be disclosed. This consensus should be applied to financial reports for annual periods beginning after December 15, 2006. Earlier application is permitted. The Group is in the process of assessing the significance of taxes included in gross revenues and costs.
     In June 2006, the FASB issued Interpretation No. 48 – Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 – Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Group is currently assessing the impact the adoption of FIN 48 will have on its consolidated financial statements.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT S.p.A.

(Registrant)

/s/ ALESSANDRO BALDI

Name: Alessandro Baldi Title: Group Controller

/s/ MAURIZIO FRANCESCATTI

Name: Maurizio Francescatti Title: Group Treasurer

Date: June 29, 2007