Form 20-F/A
period 2006-12-31
FIAT S P A
filed 2007-07-09
CIK 842317

As filed with the Securities and Exchange Commission on July 9, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

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
Date of event requiring this shell company report ___
For the transition period from ___to ___
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

EXPLANATORY NOTE
     Fiat S.p.A. (“Fiat”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) with the Securities and Exchange Commission (“SEC”) on June 29, 2007.
     This Amendment No. 1 to Fiat’s Form 20-F (this “Amendment”) is filed to remove a single line of text in the third table appearing on page 4 of this Amendment that, due to a technical error, was inadvertently repeated in two different tables appearing in Item 7 of the Form 20-F as filed electronically with the SEC via the EDGAR system on June 29, 2007.
     Other than the foregoing, no part of Fiat’s Form 20-F filed on June 29, 2007, is being amended, and no part of the Form 20-F or of Item 7 as re-filed pursuant to this amendment speaks as of any date subsequent to June 29, 2007.
     Accordingly, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, Fiat hereby amends Item 7 of its Form 20-F in its entirety and replaces it with the following:

ITEM 7. MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 19. EXHIBITS
SIGNATURES
EX-12.1
EX-12.2
EX-13.1

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
Major Stockholders
     Fiat is directly controlled by IFIL S.p.A. (“IFIL”), its largest single stockholder, which in turn is controlled by IFI S.p.A. (“IFI”). As of June 15, 2007, IFIL owned 30.45% of Fiat’s ordinary shares outstanding at that date.

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

	As of June 15, 2007			As of June 15, 2006		As of June 23, 2005
	No. of			No. of		No. of
	Ordinary		% of	Ordinary	% of	Ordinary		% of
	Shares		class	Shares	class	Shares		class
IFIL	332,587,447		30.45	328,333,447	30.06	240,583,447		30.06
Gruppo Intesa — SanPaolo	N/A		N/A	66,391,197	6.08	N/A		N/A
Gruppo Unicredito italiano	61,175,646		5.60	60,838,315	5.57	N/A		N/A
Gruppo Capitalia	N/A		N/A	41,474,296	3.80	N/A		N/A
Fidelity International Ltd	N/A		N/A	26,390,094	2.42	N/A		N/A
FMR Corp.	55,136,259(***	)	4.61	26,126,700	2.39	N/A		N/A
Assicurazioni Generali S.p.A. (and affiliates)	23,393,643		2.14	26,001,817	2.38	26,001,817		2.76
ING Group	N/A		N/A	N/A	N/A	28,500,000(*	)	3.56
Cater Allen International	N/A		N/A	N/A	N/A	27,000,000 (**	)	3.37
Libyan Arab Foreign Investment Co.	N/A		N/A	N/A	N/A	21,670,105		2.70
Merrill Lynch & Co. Inc.	N/A		N/A	N/A	N/A	19,037,641		2.38
Mediobanca Banca di Credito Finanziario S.p.A ..	N/A		N/A	N/A	N/A	18,075,000		2.24
SanPaolo (and affiliates)	N/A		N/A	N/A	N/A	16,535,954		2.07

*	ING held 15,000,000 of these shares as a lender.

**	Cater Allen International held 27,000,000 of these shares as a lender.

***	Of which 19,072,759 with the sole power to vote or to direct the vote.

	As of June 15,
	2007		2006		2005
	No. of		No. of		No. of
	Preference	% of	Preference	% of	Preference	% of
	Shares	class	Shares	class	Shares	class
IFIL	31,082,500	30.09	31,082,500	30.09	31,082,500	30.09
Amber Master Fund Cayman SPC	6,680,000	6.47	N/A	N/A	N/A	N/A
Morgan Stanley and Co. International Limited	2,659,170	2.57	N/A	N/A	N/A	N/A

	As of May 8, 2007		As of June 26, 2006
	No. of	% of	No. of	% of
	Saving Shares	class	Saving Shares	class
Amber Master Fund Cayman SPC	5,600,000	7.01	9.483.607	11.87
Leonardo Capital Fund Limited	2,854,660	3.57	N/A	N/A
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
     As of the same date, Fiat S.p.A., taking into account the number of shares held at the beginning of 2007, the sale of 1,360,500 shares following the exercise during 2007 of the same number of options and the abovementioned purchases, held 13,494,127 ordinary shares, in treasury.
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

ITEM 19. EXHIBITS
Index to Exhibits filed with this Amendment No. 1
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officers pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIAT S.p.A.
(Registrant)
/s/ ALESSANDRO BALDI
Name: Alessandro Baldi
Title: Group Controller

/s/ MAURIZIO FRANCESCATTI
Name: Maurizio Francescatti
Title: Group Treasurer

Date: July 9, 2007